Form 10-K, Exhibit 13
period 1993-11-30
MCCORMICK & CO INC
filed 1994-02-22
CIK 63754

REPORT ON OPERATIONS

CONSUMER PRODUCTS


McCormick's oldest and largest business consists of spices, herbs, extracts, proprietary seasoning blends, and easy-to-use liquid flavorings and marinades. These retail products are sold primarily in the United States under the McCormick name in the East, the Schilling and Crescent labels in the West, and the Club House brand in Canada. Given the highly competitive nature of the consumer products business and the recessionary economies in some of our markets, 1993 was a very good year.

One part of our strategy to grow our retail business includes the introduction of new products and line extensions. Some 40 new products were introduced during 1993. Examples include:

   Old Bay Seas'n Easy product line for fish, A new line of Caribbean spices known as La Cocina de
   McCormick,
   A new line of dry seasoning mixes for rice, Bag 'n Season for Hot 'n Spicy Wings,
   McCormick International Collection of gourmet spices,and
   Holiday Potpourri.

Consumer studies show the perimeter aisles of grocery stores are the highest traffic areas. In order to take advantage of this shopping pattern, we have successfully integrated recently acquired brands from Golden Dipt, Produce Partners, and Prepco, dramatically increasing our presence in the seafood and produce departments.

The Old Bay and Golden Dipt lines of products answer the increasing consumer demand for quick and easy seasoning ideas for fish and other seafood items. Emphasis is also being placed on Thai and Hispanic style seasonings, both fast-growing categories. Focus on total quality, statistical process control, and new computerized communications with grocery customers continues to provide productivity gains and cost savings.


            INDUSTRIAL AND FOOD SERVICE

The McCormick Flavor Group, which includes our industrial and fast food spice, seasonings and flavor businesses, had another strong year of sales and profit growth.

The Flavor Division achieved significant sales increases in 1993 with leading food processors and fast food chains. Additionally, the Division received the Best of the Best supplier award from a major multinational food processor and has been named a preferred supplier by several other major domestic as well as international customers.

Growth is being supported by capital expenditures, such as the one for the new Technical Resource Center which opened in early 1993. This new center provides creative space for customers to use with our technical specialists in the development of new products. This expansion of technical laboratory facilities will help the Flavor Division maintain its industry leadership in superior flavor systems. The mission is to develop a customer-focused formula management process which enables employees to be consistent in exceeding customer expectations and thereby gain competitive worldwide advantages for McCormick.

In 1993, this Division also experienced significant growth in sales volumes in the coatings systems product line by concentrating attention on select accounts which service major fast food chains and multinational food processors. By continuing to supply technologically superior flavor systems, we successfully serve more than 80 of the top 100 food processors.

The Food Service Division primarily serves broad-line foodservice distributors and warehouse clubs, areas characterized by continuing consolidation.

This Division has expanded its business in a rapidly changing environment through operating efficiencies, superior customer service and contemporary new products. New items include Dry Rotisserie Style Seasoning, Thai Seasoning, California Garlic Blends, and the continued growth of 1992 favorites Montreal Steak Seasoning and Caribbean Jerk Seasoning.

Gilroy Foods, McCormick's agriculturally -based California subsidiary, experienced a short crop in 1992 which unfavorably impacted earnings in 1993. This unit expects to return to normal profit levels in 1994.

In support of McCormick's global expansion strategy, Gilroy Foods acquired 80 percent of National Dehydration Company of Egypt. This venture will primarily support the United Kingdom and European markets. Another joint venture, Alimentos Deshidratados del Bajio, was formed to produce and market chilies and dehydrated vegetables in Mexico.

SupHerb Farms, McCormick's joint venture with Daragal of France, which produces frozen and freeze-dried herbs, opened its new state-of-the-art processing facility in Turlock, California. We continue to be excited about the possibilities for this business venture.

Gilroy Energy Company, Gilroy Foods' cogeneration facility, concluded its sixth very successful year of operations.Golden West Foods significantly improved its performance in the latter part of 1993 by expanding its product mix into higher margin specialty frozen food items and improving productivity within its operations.



                   INTERNATIONAL


1993 was an excellent year for the International Group. Sales increased 16 percent in local currencies over the prior year. Especially noteworthy was the performance of McCormick U.K. This unit enjoyed solid profit growth despite a recessionary economy. Part of the success came from the launch of new products, including rice seasonings and liquid sauces featuring international flavors. Cost containment measures also helped to improve gross margins.

Through careful cost controls and operations improvements, McCormick Canada and McCormick Australia reported good years despite difficult local economies. Our Latin American businesses in El Salvador and Venezuela continued to perform very well.

Among unconsolidated units, substantial improvement occurred in the sales and profit performance of McCormick-Lion, our consumer joint venture in Japan. Our joint venture in Mexico also continued to show strong sales growth. Profit performance was impacted by more aggressive marketing programs to support additional capacity at the San Luis Potosi plant.

Our joint ventures in China and the Philippines performed well, with further progress expected in 1994. Based on the successful launch of consumer products in the Shanghai and Beijing markets, we plan to expand the sale of similar products in Southern China during 1994.

                     PACKAGING

McCormick's Packaging Group - which includes Setco and Tubed
Products - continues to enjoy growth in specialized niche markets while also supplying other McCormick units with plastic packaging for foodservice and consumer products.

During 1993, Tubed Products completed renovation and increased capacity at the facility in Freehold, New Jersey. Additional tube manufacturing and decorating machines were installed at the facilities in Oxnard, California, and Easthampton, Massachusetts. In addition to expanding decorating production capacity, the Easthampton plant has begun production of high barrier, multi-layer plastic tubes. This provides new sales opportunities.

Setco completed the acquisition and integration of the Admiral Plastics plant in New York in March of 1993. This acquisition provides entry into a new market of the pharmaceutical business. To meet increasing customer demands, capacity was added to Setco plants in Cranbury, New Jersey, and Anaheim, California.


                  OVERVIEW - 1993

The Company earned $1.22 per share from continuing operations in fiscal year 1993. This represents a 5% increase over the $1.16 reported in 1992 and compares to gains of 18% in both 1992 and 1991. The Company adopted the new accounting standard for postretirement benefits (Statement of Financial Accounting Standards [SFAS] No. 106) in 1993 causing a one-time charge to earnings of $.33 per share resulting in net earnings of $.89 per share. The adoption of SFAS No. 106 also reduced earnings in 1993 by an additional $.03 per share to reflect ongoing accrued expenses associated with these benefits. The increase in the federal corporate income tax rate retroactive to January 1 also reduced earnings by approximately $.03 per share. Adjusting 1993 earnings for the additional expenses described and excluding a $.02 gain on the sale of a divested business in 1992, profits increased 12% over 1992 on a comparable basis. Operating performance was below the Company's earnings growth objective of 15%. This was primarily due to high cost onion inventories; other factors were competitive pressures and weak economic conditions in a number of the markets in which we operate.

Sales of $1.56 billion increased 5.8% over 1992. Excluding the impact of unfavorable foreign currency exchange rates, particularly in the United Kingdom and Canada, sales increased by 9%. Sales of unconsolidated operations in 1993 were $310 million, an increase of 16% over 1992.

Return on equity from continuing operations declined slightly to 22.0% versus 23.3% in 1992 and 21.8% in 1991. Return on equity after taking into effect the adoption of the accounting change discussed above was 17.0%.

Net income from continuing operations was 6.4% of net sales in 1993 versus 6.5% in 1992 and 5.7% in 1991.

Dividends were increased in December 1992 to an annual rate of $.44 per share and again in December 1993 to $.48 per share. These dividend increases reflect management's continued confidence in the long-term outlook for the Company.

The 2 million share repurchase program authorized in October 1991 was completed. In June 1993, the Company authorized an additional
2 million share repurchase program which was approximately 12% complete at fiscal yearend.

The consumer products business reported higher profits and sales as it continued to expand its product offerings through line extensions and niche acquisitions. The operating environment for consumer products companies remains difficult as the industry focuses on cost reductions and efficiencies in a highly competitive environment.

Most of our industrial and foodservice operations reported increased operating profits and sales during 1993. However, our Gilroy Foods unit experienced significantly lower operating profits due to high onion costs. This situation, a result of fewer acres planted and lower crop yields of product produced in 1992 for sale in 1993, materially affected Gilroy's margins. The crop harvested in mid-year 1993 produced acceptable yields, and margins are expected to return to normal levels. Our industrial flavor and seasonings business had an excellent year participating as a key ingredient supplier in several significant new product launches by its customers.

Sales and operating profits at our international operating units increased significantly in 1993 on a local currency basis. Both the United Kingdom and Canada, our largest consolidated international operations, achieved increases despite the difficult economic environments in which they operated.

Sales and operating profits at our packaging operations increased significantly in 1993. During the year, the Company completed the acquisition of the bottle business of Admiral Plastics. With this acquisition, the Company enhanced its position as a quality supplier of plastic bottles for the food, cosmetic and pharmaceutical industries. The plastic tube business of Peerless Tube, acquired in 1992, was successfully integrated into our Tubed Products unit.

Earnings of our unconsolidated joint ventures increased approximately 4% in 1993. McCormick de Mexico brought additional capacity on stream in 1993 and engaged in heavy sales promotional efforts to build market share. McCormick-Lion, our consumer products operation in Japan, reported improved results due to successful implementation of cost reduction programs.

Management remains confident that our current focus on profitable expansion and margin improvement, combined with continued emphasis on total quality, will generate increased shareholder value.

                      SALES

Sales from consolidated operations grew by 5.8% in 1993 to a record level of $1.56 billion. Excluding the unfavorable effects of foreign exchange rates, sales increased 9% versus our stated sales growth objective of 10%.

Our domestic consumer products business experienced modest sales growth in an environment that is both mature and highly competitive. Continued focus on adding products which cater to the consumer's demand for more convenience and variety contributed to the 4% unit sales increase. A primary marketing thrust is to position more McCormick products around the perimeter of the grocery store. This is evidenced by our recent acquisition of the consumer products line of Golden Dipt, which provides us with a more extensive presence in the seafood department. Also, the acquisition of product lines and brands such as Produce Partners, Zebbies and Great Guacamole, provides us with additional products in high traffic produce departments. The impact of private label products on the sales of branded consumer products was a prime concern for the grocery industry during 1993. Within the spice industry, private label products are not new and the category has not shown any recent growth. The Company has packaged private label
spices for many years.   As a supplier of these products, we do not
believe they are a significant threat to our branded consumer business.

Our domestic consumer products business continues to experience margin pressure. Higher discounts and allowances are being required to defend our distribution base. We expect that these intensely competitive market conditions will exist throughout 1994. We intend to defend aggressively our share of the consumer spice and seasoning market.

Industrial/Food Service sales were up in 1993 due in part to the success of new consumer products launched by our industrial customers. These combined operations provide a broad array of high quality flavor systems and ingredients, product development and support services. Such capabilities continue to position us as a preferred source for major multinational food processors.

In the packaging area, acquisition of the Admiral Plastics' bottle business and continued expansion in our existing business contributed to significant sales growth. Our ability to provide customers with high quality specialty packaging along with excellent customer service has enhanced our niche position in this industry.

International sales growth was affected by continued economic weakness and unfavorable foreign exchange rates in many of the countries in which we operate. In local currency, sales growth in the United Kingdom was excellent. Our U.K. operations continue to expand its retail product line and gain further penetration in the industrial marketplace.

Sales by our joint venture units, which are not consolidated, reached $310 million, a 16% increase over 1992. These companies have become increasingly important as a method to grow our business in new geographical markets or product categories. In these ventures, our partner provides critical market knowledge or distribution strength that complements our overall capabilities in the spice and seasoning business.


Sales

Consolidated           1993           1992           1991           1993           1992           1991

                                 (in millions)                           (percentage of total)

Consumer Products      $  531.0       $  509.0       $  483.5       34.1%          34.7%          33.9%
Industrial/Food Service   537.3          503.9          536.1       34.5%          34.2%          37.5%
International             321.6          317.0          292.6       20.7%          21.5%          20.5%
Packaging                 124.9           97.2           73.4        8.0%           6.6%           5.1%
Total Food and
Packaging               1,514.8        1,427.1        1,385.6       97.3%          97.0%          97.0%
Gilroy Energy              41.8           44.3           42.3        2.7%           3.0%           3.0%
Total                  $1,556.6       $1,471.4       $1,427.9      100.0%         100.0%         100.0%


Percentage Change           1993                               1992                               1991

                            Volume    Price                    Volume    Price                    Volume   Price
                  Total     Change    Change         Total     Change    Change         Total     Change   Change

Consumer Products 4.3%      4.0%       0.3%           5.3%      3.3%      2.0%          11.1%     6.0%     5.1%
Industrial/Food
Service           6.6%      8.4%      (1.8)%         (6.0)%    (4.0)%    (2.0)%          3.6%     3.8%    (0.2)%
International     1.4%      8.8%      (7.4)%          8.3%      7.9%      0.4%          14.1%     8.1%     6.0%
Packaging        28.6%     25.5%       3.1%          32.4%     34.3%     (1.9)%         10.2%     5.2%     5.0%

Total Food and
Packaging         6.1%      7.7%      (1.6)%          3.0%      3.1%     (0.1)%          8.6%     5.5%     3.1%
Gilroy Energy    (5.7)%    (4.2)%     (1.5)%          4.7%      4.3%      0.4%         (10.8)%  (12.4)%    1.6%
Total             5.8%      7.7%      (1.9)%          3.0%      3.1%     (0.1)%          7.9%     4.8%     3.1%

Excluding divested
businesses:

Industrial/Food Service                               9.2%     11.2%     (2.0)%          3.6%     3.8%    (0.2)%
Total Food and Packaging                              8.7%      8.7%      0.0%           8.6%     5.5%     3.1%



We believe growth opportunities exist in our businesses and have outlined the prospects for our various operations below:


Our consumer products business operates in a mature market where the consumer's primary interest is purchasing products which provide convenience and variety. We have focused our efforts on developing high quality products which meet these needs. There is potential to market a number of new value-added products, particularly in the seasoning mix category. Our focus on marketing McCormick products in the perimeter and other sections of the store will provide additional growth. We will continue to evaluate niche acquisitions which support this effort. Given the current low inflationary environment with modest price increase expectations and the mature nature of this market, we expect our consumer business to grow at a rate less than our Corporate objective.

Industrial/Food Service sales growth of 6.6% was affected somewhat by lower inventories as a result of a smaller onion crop and lower yields at our Gilroy Foods unit. Our Food Service spice and seasoning business continues to supply high quality products to foodservice distributors and wholesale clubs. Our industrial ingredients and flavor business had an outstanding year. As a premier supplier of flavor systems to many of the major global food processors, we continue to position ourselves as a partner to our customers in the product development area. The opening of a new state-of-the-art technical service center provides complete product development capabilities for our customers. We provide our customers with full service from the initial product concept stage through flavor development and final manufacturing process setup. With our technical resources in flavor systems development, we provide our customers with the ability to differentiate their products in the marketplace. We believe these capabilities, provided on a global basis, position us for significant growth potential in the future.

International sales growth continues to be an area of primary importance to the Company. We are pursuing alternatives to increase our presence in the European consumer spice market. We have also begun to focus more intensely on retail operations in the Pacific Rim area. We believe there are significant opportunities to expand our retail presence in this area as a number of economies continue their rapid development. Our efforts to expand our industrial capabilities in the international market continued
throughout the year.   We anticipate significant growth from this
area of our business as we support global expansion of our major customers.

We have continued to expand our capabilities in the specialized packaging niche we serve and believe future growth in our packaging business will come from further market penetration. We expect this business to grow at a rate near our Company objective.


                     EARNINGS


Our objective is to grow earnings per share (EPS) at an average rate of 15% per year over time. EPS from continuing operations reached $1.22, an increase of 5% over 1992. Total earnings per share for 1993 were $.89 after deducting the one-time charge of $.33 per share due to the adoption of SFAS No. 106 relating to postretirement benefits. Our earnings from continuing operations were impacted by three significant factors: first, both gross and operating margins were reduced during the first three quarters of the year by high onion costs, a result of fewer acres planted and lower crop yields of product produced at our Gilroy Foods unit; second, adoption of SFAS No. 106 reduced earnings from continuing operations by $.03 per share to reflect the ongoing portion of this expense; and third, the higher federal corporate income tax rate retroactive to January 1, 1993 reduced earnings by $.03 per share. Earnings in 1992 included a $.02 gain on the sale of a divested business. After adjusting each respective year's results for these factors, earnings from continuing operations increased 12% on a comparable basis over 1992.Due in part to the high onion costs at our Gilroy Foods unit throughout most of 1993, gross profit margins for the Company declined to 38.7% in 1993 from 39.7% in 1992. The graph on this page displays margins over the past five years. With the harvest of the 1993 crop, Gilroy's onion cost will return to normal in 1994. Gross profits were also affected by the faster growth rate of our industrial/food service and packaging businesses relative to the consumer business. The gross margin of these industrial businesses is less than that of the consumer business. Therefore, the mix of our business this year had the impact of reducing overall gross profit margins. We continued to remove costs from our business. The graph on page 1 of this report displays the distribution of the sales dollar as compared to previous years. As shown, we continue to make progress in reducing our cost of materials as a percent of sales.

Profit from operations increased to 11.6% of sales versus 11.4% in 1992 and 10.2% in 1991. As shown by the graph on this page, gross profit margin declined while operating profit margin increased. As described, our growing industrial and packaging businesses experience a lower gross margin than our consumer business. However, these businesses require a considerably lower level of selling and promotional expenses. Therefore, even with a lower overall gross profit rate, our operating profit margin increased as we continued our cost containment programs throughout the Corporation.

Interest expense increased slightly in 1993 to $31.1 million versus $30.9 million in 1992 and $27.5 million in 1991. This increase was primarily due to higher debt levels resulting from acquisitions made in 1993. The lower interest rates experienced throughout 1993 helped offset the increased expense from the higher debt levels.

Other income in 1993 was $2.4 million lower than 1992 because 1992 included a gain on the sale of an industrial cleaning supply business.

The effective tax rate in 1993 was 40.4% versus 38.3% in 1992 and 37.2% in 1991. The increased 1993 effective tax rate was due to the new federal tax legislation retroactive to January 1, 1993.

Unconsolidated income from joint ventures increased to $10.3 million, up from $9.9 million in 1992. Improved results achieved by our consumer joint venture in Japan contributed to the increase. Joint ventures will play an increasingly important role as we continue to pursue growth opportunities around the world.



Earnings

                       1993      1992      1991           1993      1992      1991
                            (in millions)                 (percentage of sales)

Gross profit           $603.2    $584.0    $541.3         38.7%     39.7%     37.9%
Profit from operations  180.5     167.2     145.5         11.6%     11.4%     10.2%
Income before taxes     149.9     138.3     114.9          9.6%      9.4%      8.1%
Net income before
accounting change        99.7      95.2      80.9          6.4%      6.5%      5.7%
Net income               73.1      95.2      80.9          4.7%      6.5%      5.7%
Earnings per share before
accounting change         1.22      1.16       .98
Earnings per share         .89   $  1.16   $   .98

[At this point, a bar graph depicting gross profit and operating profit as a percent of sales over the last five years appears and is represented by the following table.]

PROFIT MARGINS
Percent of Sales

Year               Gross Profit       Operating Profit

1989                   35.3               8.2

1990                   36.6               9.6

1991                   37.9               10.2

1992                   39.7               11.4

1993                   38.7               11.6



We remain committed to the achievement of 15% earnings growth on average. However, in the near-term, achieving this objective remains a challenge and requires accomplishment of the following:

*10% sales growth,
*A four-year cost reduction program targeted to save 10% of cost of goods sold. Fiscal 1993's target of saving 3% was achieved. Some of the programs we are using to achieve these savings include the following:

- - Continued cost reductions through our global sourcing program which is expanding and providing incremental savings,
- - Our Total Quality process which fosters an environment conducive to continuous improvements by empowering our employees who strive to improve customer service and production processes,
- - Supply chain management which reduces the cost of operations by eliminating any step in the process that does not add value,
- - Capital spending focused on providing our worldwide manufacturing locations with the most efficient production equipment available. This emphasis positions us globally as a low-cost producer and enhances our ability to be a supplier to our customers worldwide.

*Continued operating profit margin improvement despite the impact of sales mix,
*Increased contributions from our unconsolidated operations as they grow at a faster rate.

We do not believe that current projected rates of inflation will have a material effect on our operating results.As described above, during the year the Company adopted SFAS No. 106, Employers Accounting for Postretirement Benefits Other than Pensions. This accounting change resulted in a one-time, non-cash charge of $26.6 million after tax or $.33 per share. Additionally, this new accounting method resulted in an increase in the ongoing after-tax cost of postretirement benefits of $2.2 million or $.03 per share.

During the year, the Company also adopted SFAS No. 107, Disclosures About Fair Value of Financial Instruments, which requires disclosure of the estimated fair value of certain financial instruments. Cash, receivables, short-term borrowings, accounts payable, and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. Investments, principally in unconsolidated affiliates, are not readily marketable and therefore it is not practicable to estimate their fair value. The fair value of the Company's long-term debt instruments is disclosed in Notes to Financial Statements, Number 3.

In November 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 112, Employers' Accounting for Postemployment Benefits. This standard requires that employers accrue a liability for their obligation to provide postemployment benefits as employees earn the right to receive them, provided that payment of the benefits is probable and the amount of the benefits can be reasonably estimated. The Company has not yet determined when this standard will be adopted. The effect of this accounting change on the Company's financial statements is not expected to be material. The Company must adopt this standard no later than in its fiscal year ending November 30, 1995.


                     LIQUIDITY

The Company's current ratio was 1.4 at yearend compared to 1.1 and
1.2 at the end of 1992 and 1991, respectively. The significant improvement was attributable to the Company's refinancing of short-term debt under our $150 million medium-term note program. The Company's current ratio does not represent a complete measure of the cash resources available to finance operating requirements. We maintain relationships with a number of domestic and foreign banks that provide credit facilities of $290 million which increase our liquidity. These facilities were not in use at yearend.

During 1993, Moody's upgraded the Company's commercial paper rating to P-1. Standard & Poor's reaffirmed the Company's A-1 rating.

Reported net income reflects the one-time non-cash charge of $26.6 million incurred with adoption of SFAS No. 106. Overall, cash flows from operations were reduced by approximately $37 million versus 1992 due to an increase in operating assets. This was primarily a result of a return to normal inventory levels at our Gilroy Foods subsidiary and increased inventories associated with new product introductions by our industrial customers. The accounts receivable turnover rate stabilized at 12.9 times versus 12.9 and 13.3 times in 1992 and 1991, respectively. Inventory turnover rate was 3.1 times in 1993 and 1992, and 3.5 times in 1991.



Liquidity

                                 1993                1992                     1991
                                                (in millions)

Net income                       $  73.1             $ 95.2                   $  80.9
Accounting change for
postretirement benefits             26.6
Depreciation and other
non-cash charges                    39.4               31.5                      36.8
Dividends received from
unconsolidated subsidiaries         10.4                5.6                       3.2
Change in operating assets
and liabilities                    (68.9)             (15.0)                    (46.5)
Cash flow from operations        $  80.6             $117.3                   $  74.4

Current ratio                        1.4                1.1                       1.2

RETURN ON EQUITY

Return on equity (ROE), calculated by dividing net income from continuing operations by average shareholders' equity, was 22.0% versus 23.3% in 1992 and 21.8% in 1991. After reducing net income and equity for the impact of the one-time charge relating to the adoption of SFAS No. 106, total ROE for 1993 was 17.0%.

As described previously, due to high onion costs, higher federal corporate income tax rates, and the impact of SFAS No. 106, operating earnings grew at a 5% rate in 1993, a deceleration from the earnings growth rate experienced in previous years. The lower earnings growth rate was the primary reason for the slight decline in our ROE from continuing operations.

Management continues to focus on margins and asset utilization to help us maintain our ROE at a level above 20%. Programs that generate margin improvement include the following:

*Emphasis on our cost reduction program including continuing benefit from our global sourcing efforts,

*Capital investments in plant and equipment focused on making us a low cost producer,

*Company-wide emphasis on Total Quality to improve performance and customer service.

Improving our asset utilization is also key to increasing our ROE. Our efforts in this area include:

*Continual analysis of our worldwide production operations for opportunities to improve efficiencies,
*Making working capital management a significant factor in our incentive compensation program,
*Constant review of our entire asset base for areas where returns are not meeting our objectives.


         CAPITAL STRUCTURE/DEBT FINANCING


Our objective is to maintain total debt to total capital at 40% or less, excluding non-recourse debt.

Total debt to total capital, excluding non-recourse debt of $59.7 million associated with Gilroy Energy Company, was 44.3% at yearend versus 37.4% in 1992 and 36.4% in 1991.

The 1993 yearend ratio was affected by the adoption of SFAS No. 106 which created a one-time charge to equity of $26.6 million. On a comparable basis to 1992, adding back the one-time charge, debt to total capital was 42.9%. Over the course of 1993, several acquisitions were completed and capital expenditures remained at a relatively high level, the primary factors allowing the Company to slightly exceed its objective.

In 1993, the Company's long-term debt rating of A was reaffirmed by both major debt rating services. Operating cash flows remain strong and should be sufficient to cover capital expenditures and dividend payouts in 1994.

[At this point, a bar graph depicting debt to total capital over the last five years appears and is represented by the following table.]

DEBT TO TOTAL CAPITAL
(Excludes non-recourse debt)

Year    Percent

1989    32.6

1990    32.9

1991    36.4

1992    37.4

1993    44.3


During 1993, the Company negotiated revolving credit facilities aggregating $290 million on favorable terms with a syndicate of domestic and foreign banks. These revolvers replaced credit facilities aggregating $236 million. During 1993, the Company also put in place a $150 million medium-term note program for the purpose of refinancing short-term debt. At yearend, $30 million of the notes had been issued with a term of 12 years at rates of 5.78% to 6.1%. This credit facility also enabled reclassification of $120 million of commercial paper as long-term debt in 1993.


We continue to seek acquisitions throughout the world that fit our mission and strategy. Our primary justification for making an acquisition continues to be the timely achievement of an acceptable return on investment. When a strategic acquisition of significant size occurs which provides the Company with important marketing and growth opportunities, management may decide to increase the debt to total capital ratio for a period of time. In such an event, management would require plans and programs be in place that provide reasonable assurance the Company would again be operating within its capital structure objective.

               CAPITAL EXPENDITURES

Capital expenditures were $76 million in 1993 versus $79 million in 1992 and $73 million in 1991. The majority of our capital spending is oriented toward projects that increase efficiency and improve yields or expand capacity. Major capital spending projects in 1993 included the following:

*Opened a condiment manufacturing and distribution center in Scotland,
*Increased manufacturing capacity and expanded product capabilities at Tubed Products,
*Added spray drying and liquid compounding capacity for our industrial customer base,
*Expanded production capabilities and capacity of Setco, *Installed an electrical substation and support equipment at Gilroy Foods to reduce utility costs.

We will continue to pursue capital spending projects which will help ensure our position as a low-cost producer. We anticipate that capital spending in 1994 will be somewhat lower than the 1993 level.

[At this point, a bar graph depicting property additions and depreciation over the last five years appears, and is represented by the following table.]

CAPITAL EXPENDITURES
$ In Millions

Year    Property Additions       Depreciation

1989    53                       32

1990    58                       33

1991    73                       37

1992    79                       40

1993    76                       47


                     DIVIDENDS

Dividends have increased 11 times since 1987 and have risen at a compounded rate of 23%. Total dividends paid during fiscal 1993 were $35.6 million versus $30.4 million in 1992 and $22.4 million in 1991. In December 1992, the Board of Directors authorized an increase in the annual dividend rate from $.40 per share to $.44 per share. The quarterly dividends paid during the past three years are summarized below.

                  1993           1992           1991

First Quarter     $.11           $.09           $.065
Second Quarter     .11            .09            .065
Third Quarter      .11            .10            .075
Fourth Quarter     .11            .10            .075
Total             $.44           $.38           $.280

In December 1993, the Board of Directors approved an increase in the quarterly dividend from $.11 to $.12 per share, a 9% increase. Our objective is to pay dividends equal to 25%-35% of current net income to shareholders of common stocks.

            PRICE RANGE OF COMMON STOCK

The high and low closing prices of common stock during fiscal quarters as reported on the NASDAQ national market follow:

                       1993                1992
Quarter ended     High      Low       High      Low
February 28       $30.25    $24.75    $28.25    $21.25
May 31             26.00     22.50     28.00     21.75
August 31          24.75     20.50     26.00     20.63
November 30        26.25     21.63     28.75     25.25


HISTORICAL FINANCIAL SUMMARY(DOLLARS IN MILLIONS EXCEPT PER-SHARE DATA)

OPERATING RESULTS 1993      1992      1991      1990      1989      1988      1987      1986      1985      1984

Net sales         1,556.6   1,471.4   1,427.9   1,323.0   1,246.1   1,220.3   1,078.5   975.7     873.0   788.4
Cost of goods sold  953.4     887.4     886.6     838.2     805.9     812.6     710.2   637.4     564.5   503.1
Gross profit        603.2     584.0     541.3     484.8     440.2     407.7     368.3   338.3     308.5   285.3
Selling, general &
admin. exp.         422.7     416.8     395.8     357.7     338.2     312.9     305.2   271.3     247.9   220.1
Operating profit    180.5     167.2     145.5     127.1     102.0      94.8      63.1    67.0      60.6    65.2
Interest & other
income/exp.         (30.6)    (28.9)    (30.6)    (22.8)    (23.5)    (31.0)    (22.5)  (23.5)    (21.4)  (13.6)
Income before
income taxes        149.9     138.3     114.9     104.3      78.5      63.8      40.6    43.5      39.2    51.6
Provision for income
taxes               (60.5)    (53.0)    (42.8)    (38.6)    (29.5)    (27.8)    (16.6)  (19.4)    (18.1)  (24.8)
Income consolidated
ops.                 89.4      85.3      72.1      65.7      49.0      36.0      24.0    24.1      21.1    26.8
Income unconsolidated
ops.                 10.3       9.9       8.8       3.7       3.5       (.4)       .4      .3        .5      .8
Income continuing
ops.                 99.7      95.2      80.9      69.4      52.5      35.6      24.4    24.4     21.6     27.6
Income discont. real
estate ops.                                                  83.0        .7       6.2     5.3      6.2     27.0
Accounting changes  (26.6)                                              6.4
Net income           73.1      95.2      80.9      69.4     135.5      42.7      30.6    29.7     27.8     54.6

Gross profit margin  38.7%     39.7%     37.9%     36.6%     35.3%     33.4%     34.1%   34.7%    35.3%    36.2%
Operating profit
margin               11.6%     11.4%     10.2%      9.6%      8.2%      7.8%      5.9%    6.9%     6.9%     8.3%
Profit margin
consolidated          5.7%      5.8%      5.1%      5.0%      3.9%      3.0%      2.2%    2.5%     2.4%     3.4%
Percent change over prior year
Net sales             5.8%      3.0%      7.9%      6.2%      2.1%     13.2%     10.5%   11.8%    10.7%     6.1%
Income continuing
ops.                  4.7%     17.7%     16.6%     32.1%     47.5%     45.9%       .0%   13.0%   (21.7)%     .0%
Effective tax rate   40.4%     38.3%     37.2%     37.0%     37.6%     43.6%     40.9%   44.6%    46.2%    48.1%

LIQUIDITY

Depreciation and
amortization         50.5      43.8      40.5      36.6      34.8      29.8      30.4    24.5     23.5     20.9
Capital expenditures 76.1      79.3      73.0      58.4      53.4      50.4      81.7    82.9     41.3     31.3
Current ratio         1.4       1.1       1.2       1.3       1.7       1.4       1.4     1.4      1.3      1.4


CAPITAL STRUCTURE

Current debt          82.6    120.5       76.7     30.4      20.3      49.5      76.7     51.9    56.5     44.8
Long-term debt       288.8    141.3      145.8    148.2     147.2     166.1     139.5    102.2    94.8     96.6
Non-recourse debt     59.7     61.8       63.3     63.3      63.3      63.3      58.6     24.6

Total debt           431.1    323.6      285.8    241.9     230.8     278.9     274.8    178.7   151.3    141.4
Shareholders' equity 466.8    437.9      389.2    364.4     346.2     294.3     280.6    271.6   261.1    243.7
Total capital        897.9    761.5      675.0    606.3     577.0     573.2     555.4    450.3   412.4    385.1
Total assets       1,313.2  1,130.9    1,037.4    946.9     864.5     846.4     776.5    648.1   582.4    542.5
Return on equity -
continuing ops.       22.0%    23.3%      21.8%    20.4%     15.5%     14.6%     11.1%    11.9%   11.9%    15.5%
Return on equity -
total                 17.0%    23.3%      21.8%    20.4%     40.0%     14.6%     11.3%    11.3%   11.3%    23.2%
Percent debt to
total capital         48.0%    42.5%      42.3%    39.9%     40.0%     48.7%     49.5%    39.7%   36.7%    36.7%
Debt to capital excluding -
non-recourse          44.3%    37.4%      36.4%    32.9%     32.6%     42.3%     43.5%    36.2%   36.7%    36.7%


PER COMMON SHARE (1)

Income - continuing
ops.                    1.22    1.16        .98      .83       .60       .38       .26      .25     .22      .28
Income - discont. real
estate ops.                                                    .94       .01       .06      .06     .06      .27
Income before accounting
changes                1.22     1.16        .98      .83      1.54       .39       .32      .31     .28      .55
Accounting changes     (.33)                                             .07

Total earnings          .89     1.16        .98      .83      1.54       .46       .32      .31     .28      .55

EPS growth from
continuing ops.           5%     18%         18%      38%       58%       46%        4%      14%    (21)%     0%
Book value             5.70    5.45        4.88     4.56      4.18      3.27      3.00     2.83    2.68     2.50
Common dividends
declared (2)            .45     .40         .31      .24       .19       .14       .13      .11     .11      .14
Market closing price:
               High   30.25   28.75       22.88    13.38     12.50      7.25      6.44     5.66    4.75     4.27
               Low    20.50   20.63       11.88     9.13      6.31      3.85      4.10     4.16    3.85     3.57

Dividend payout
ratio (3)              36.1%   32.8%       28.6%    28.9%     30.8%     36.5%     38.5%    37.4%   38.6%   25.5%
Average shares outstanding -
and equivalents(000's)   81,766 81,918   82,396   83,720    87,772    93,068    94,408   96,848   98,000 99,184  (1)


(1) All share data adjusted for 2-for-1 stock splits in January 1992, January 1990 and April 1988.
(2) Includes fourth quarter dividends for the years 1986 and 1988-1993, which were declared in December of each of those years.
(3) Dividend payout ratio does not include gain on sale of discontinued real estate operations, or cumulative effect of accounting changes.


CONSOLIDATED INCOME

                                                               Year ended November 30
                                                1993                     1992                     1991

                                                               (in thousands except per-share data)
Net sales                                       $1,556,566               $1,471,369               $1,427,902
Cost of goods sold                                 953,409                  887,394                  886,514

Gross profit                                       603,157                  583,975                  541,388

Selling, general and administrative expense        422,700                  416,788                  395,811


Profit from operations                             180,457                  167,187                  145,577

Other income                                         6,397                    8,778                    5,040
Interest expense                                    31,102                   30,895                   27,464
Other expense                                        5,862                    6,757                    8,205

Income before income taxes                         149,890                  138,313                  114,948
Provision for income taxes                          60,500                   53,000                   42,800

Income from consolidated operations                 89,390                   85,313                   72,148

Income from unconsolidated operations               10,290                    9,904                    8,776

Net income before cumulative effect
on prior years of accounting change                 99,680                   95,217                   80,924

Cumulative effect on prior years of
accounting change for postretirement benefits      (26,626)

Net Income                                      $   73,054               $   95,217               $   80,924

Earnings per common share
Before cumulative effect of accounting change        $1.22                    $1.16                     $.98
Cumulative effect on prior years of
accounting change                                     (.33)
Earnings per common share                            $ .89                    $1.16                     $.98

See Notes to Financial Statements, pages 26-34.


Consolidated Balance Sheet            November 30

Assets                           1993                1992

                                      (in thousands)
Current assets
     Cash and cash equivalents  $ 12,838         $   1,806
Receivables
   Trade                         158,904           134,277
   Other                          18,727            26,348
   Allowance for losses           (2,530)           (2,651)

                                 175,101           157,974

Inventories
Finished products and
work-in-process                  215,538           186,547
Raw materials and supplies       105,713            95,635

                                 321,251           282,182

Prepaid expenses                  17,960            19,748
Deferred income taxes             13,003             6,382
Total current assets             540,153           468,092

Investments                       45,728            41,526

Property, plant and equipment
Land and improvements             28,566            27,199
Buildings and improvements       199,621           166,362
Machinery and equipment          494,143           433,040
Construction in progress          32,492            43,370

                                 754,822            669,971
Less accumulated depreciation and
amortization                     289,212            251,450
Property, plant and
equipment - net                  465,610            418,521

Excess cost of acquisitions-net  130,638             87,619

Prepaid allowances               126,399            110,792
Other assets                       4,706              4,327
Goodwill, trademarks, formulae, etc.   1                  1
Human  relations                       1                  1

                              $1,313,236         $1,130,879

See Notes to Financial Statements, pages 26-34.


                                      November 30
Liabilities and Shareholders'
Equity                      1993                1992
                                 (in thousands)
Current liabilities
Notes payable          $   76,389          $   111,557
Current portion of
long-term debt              8,299               10,916
Outstanding checks         25,401               24,149
Trade accounts payable    113,884              108,537
Accrued payroll            29,781               31,665
Accrued sales allowances    31,240              26,882
Other accrued expenses
and liabilities            90,980               88,057
Income taxes               16,893               17,803

Total current liabilities   392,867            419,566

Long-term debt            346,436              201,080

Deferred income taxes      39,006               58,219

Employee benefit
liabilities                63,875               10,412

Other liabilities           4,231                3,664
Total liabilities         846,415              692,941


Shareholders' equity
Common Stock, no par value;
authorized 160,000,000
shares; issued and
outstanding: 1993 -
14,562,000 shares, 1992
- - 14,357,000 shares        53,470               42,294

Common Stock Non-Voting,
no par value;
authorized 160,000,000
shares; issued and
outstanding: 1993 -
66,437,000  shares,
1992-65,951,000 shares     93,047               80,449
Retained earnings         330,327              318,711
Foreign currency
translation adjustments   (10,023)              (3,516)
Total shareholders'
equity                    466,821              437,938

Commitments and contingent
liabilities            $1,313,236           $1,130,879


See Notes to Financial Statements, pages 26-34.




CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                 Common              Retained            Currency Translation
CHANGES IN AMOUNTS               Stocks              Earnings                 Adjustments              Total
                                                (in thousands except per-share data)
Balance, December 1, 1990        $  75,316           $274,357                 $  14,694                $364,367
Net income                                             80,924                                            80,924
Dividends declared ($.28/share)                       (22,435)                                          (22,435)
Currency translation adjustments                                                  (6,320)                (6,320)
Shares purchased                    (5,417)           (52,274)                                          (57,691)
Shares issued                       30,358                                                               30,358
Balance, November 30, 1991         100,257             280,572                     8,374                389,203


Net income                                              95,217                                           95,217
Dividends declared ($.38/share)                        (30,435)                                         (30,435)
Currency translation adjustments                                                 (11,890)               (11,890)
Shares purchased                    (4,633)            (26,643)                                         (31,276)
Shares issued                       27,119                                                               27,119
Balance, November 30, 1992         122,743             318,711                    (3,516)               437,938


Net income                                              73,054                                           73,054
Dividends declared ($.44/share)                        (35,553)                                         (35,553)
Currency translation adjustments                                                  (6,507)                (6,507)
Other adjustments                                       (3,066)                                          (3,066)
Shares purchased                    (3,580)            (22,819)                                         (26,399)
Shares issued                       27,354                                                               27,354
Balance, November 30, 1993        $146,517            $330,327                  $(10,023)              $466,821


CHANGES IN SHARES ISSUED AND OUTSTANDING

                            Common              Common
                                                Non-Voting
                                 (in thousands)

Balance, November 30, 1990  14,444              65,422
Purchased and retired         (624)             (2,498)
Issued                       1,087               1,851
Equal exchange                (466)                466
Balance, November 30, 1991  14,441              65,241


Purchased and retired         (393)               (861)
Issued                       1,073                 807
Equal exchange                (764)                764
Balance, November 30, 1992  14,357              65,951


Purchased and retired         (286)               (676)
Issued                         791                 862
Equal exchange                (300)                300
Balance, November 30, 1993  14,562              66,437

See Notes to Financial Statements, pages 26-34.



CONSOLIDATED CASH FLOWS

                                                               Year ended November 30
                                                          1993                1992                1991

                                                                         (in thousands)
Cash flows from operating activities

Net income                                                $   73,054          $  95,217           $ 80,924
Adjustments to reconcile net income to
net cash providedby operating activities
Cumulative effect of accounting change                        26,626
Depreciation and amortization                                 50,522             43,839              40,476
Provision for deferred income taxes                           (1,077)              (706)              6,062
Loss/(gain) on sales of assets                                   201             (1,779)               (940)
Share of income from unconsolidated operations               (10,290)            (9,904)             (8,776)
Changes in operating assets and liabilities
net of effectsfrom businesses acquired or
sold
   Receivables (increase)/decrease                           (26,293)              1,446             (7,537)
   Inventories (increase)                                    (34,089)            (14,795)           (33,049)
   Prepaid expenses (increase)/decrease                        1,719                 (64)               (71)
   Prepaid allowances (increase)                             (15,763)             (8,577)           (20,672)
   Other assets (increase)/decrease                             (393)                209               (182)
   Outstanding checks increase/(decrease)                      1,252             (10,068)             2,335
   Accounts payable increase                                   7,117              15,408              1,266
   Accrued payroll increase/(decrease)                        (1,884)              2,276              2,291
   Accrued sales allowances increase/(decrease)                4,358              (1,378)              (582)
   Other accrued exp. and liabilities increase/(decrease)     (4,070)            (10,319)            13,421
   Income taxes payable increase/(decrease)                   (6,185)              5,065             (6,284)
   Other non-current liabilities increase                      5,379               5,820              2,526
Dividend received from unconsolidated affiliate               10,391               5,635              3,182
Net cash provided by operating activities                     80,575             117,325             74,390


Cash flows from investing activities
Acquisitions of businesses                                   (75,915)            (43,703)              (246)
Purchases of property, plant and equipment                   (76,063)            (79,345)           (72,978)
Proceeds from sale of assets                                   1,461               5,726             14,583
Proceeds from forward exchange contract                        9,288
Other investments                                             (3,823)             (3,965)            (2,861)
   Net cash (used in) investing activities                  (145,052)           (121,287)           (61,502)

Cash flows from financing activities
Notes payable increase                                        85,159              69,075             18,259
Long-term debt
   Borrowings                                                 38,535               4,714              76,873
   Repayments                                                (10,002)            (34,954)            (51,476)
Stocks
Issued                                                        27,354              27,077              24,858
Acquired by purchase                                         (26,399)            (31,276)            (57,691)

Dividends paid                                               (35,551)            (30,431)            (22,433)
Net cash provided by/(used in) financing activities           79,096               4,205             (11,610)

Effect of exchange rate changes on cash and cash equivalents  (3,587)             (4,461)               (601)
Increase/(decrease) in cash and cash equivalents              11,032              (4,218)                677
Cash and cash equivalents at beginning of year                 1,806               6,024               5,347
Cash and cash equivalents at end of year                  $   12,838          $    1,806           $   6,024

See Notes to Financial Statements, pages 26-34.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands except per-share data)

1. Summary of Accounting Policies:

Consolidation

     The financial statements include all majority-owned subsidiaries. Subsidiaries outside the United States and Canada are consolidated using an October 31 yearend.

Cash and Cash Equivalents

     The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.

    The Company's central cash management system is designed to maintain zero balances at certain banks. Accounting records classify checks written but not presented to these banks as outstanding checks.

Inventories

     Inventories are stated at the lower of cost (first-in, first-out) or market.

Prepaid Allowances

     The Company incurs costs in connection with certain contracts which extend beyond a one-year period. These costs are deferred and amortized over the life of the contracts.

Investments

     Investments in the Company's unconsolidated affiliates are carried on the equity basis; other investments are stated at cost.

     The excess cost of acquisition of subsidiaries and affiliates is being amortized using the straight-line method principally over 40 years. Accumulated amortization of excess cost of acquisitions was $23,994 at November 30, 1993 and $19,936 at November 30, 1992.

Property, Plant and Equipment

     Property, plant and equipment is stated on the basis of historical cost. Depreciation is computed using principally the straight-line method. Depreciation expense was $46,702 in 1993;
$40,033 in 1992 and $37,046 in 1991.

     Upon sale or retirement of property, plant and equipment, related costs and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in other income or other expense, respectively.

     Capitalized leased assets and leasehold improvements are amortized over the shorter of their estimated life or the period of the related leases.

Revenue Recognition

     Sales revenue is recorded and recognized as products are shipped and services are rendered.

Income Taxes

     The Company provides for income taxes using the liability method pursuant to Statement of Financial Accounting Standards
(SFAS) No. 109, Accounting for Income Taxes. Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their book basis as reported in the financial statements.

Research and Development

     Research and development costs are charged to operations as incurred. Such costs were $12,259 in 1993; $11,844 in 1992 and $11,438 in 1991.

Earnings Per Share

     Earnings per common share have been computed by dividing net income by the weighted average number of common shares outstanding during the period (80,799,000 shares in 1993; 80,116,000 shares in 1992 and 80,030,000 shares in 1991), plus dilutive common equivalent shares applicable to outstanding stock option and purchase plans (967,000 shares in 1993; 1,802,000 shares in 1992 and 2,366,000 shares in 1991).

Credit Risk

     Financial instruments which potentially subject the Company to concentrations of credit risk consist primarily of trade accounts receivable. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable, there was no material concentration of credit risk at November 30, 1993.

Accounting Change

     In November 1993, the Company decided to adopt SFAS No. 106, Employers Accounting for Postretirement Benefits Other than Pensions effective as of December 1, 1992. This accounting standard requires the expected cost of postretirement benefits be accrued during the years that employees render services. Prior to
1993, the Company recognized   these expenses based on claims
paid.

The Company is immediately recognizing a transition obligation which is based on the aggregate amount that would have been recorded in prior years had the new standard been in effect for those years, as a one-time charge to 1993 income of $26.6 million or $.33 per share, net of approximately $17.2 million of income tax benefit. The incremental change to 1993 net income by applying SFAS 106 rather than the previous accounting method was $2.2 million net of income tax benefit, or $.03 per share.

Results for the first three quarters of 1993 have been restated to reflect this change. Prior year financial statements have not been restated (see Note 11).

Fair Value of Financial Instruments

     SFAS No. 107 Disclosures About Fair Value of Financial Instruments requires disclosure of the estimated fair value of certain financial instruments. Cash, receivables, short-term borrowings, accounts payable, and accrued liabilities are reflected in the financial statements at fair value because of the short-term maturity of these instruments. Investments, principally in unconsolidated affiliates, are not readily marketable and therefore it is not practicable to estimate their fair value. The fair value of thnme Company's long-term debt instruments is disclosed in Note 3.

2.  Investments:

     The Company owns from 21.9% to 50% of its unconsolidated food products affiliates. Although the Company reports its share of earnings from the affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $17,200 at November 30, 1993.

     Summarized yearend information from the financial statements of these companies representing 100% of their businesses follows:

                                                               UNCONSOLIDATED AFFILIATES
                                                      1993              1992              1991
Current assets                                        $136,713          $120,410          $ 94,508
Non-current assets                                      68,974            57,611            46,303
Current liabilities                                     87,512            80,748            77,517
Non-current liabilities                                 35,138            26,566            16,798
Net sales                                              309,527           268,182           218,564
Gross profit                                           122,515           110,001            91,042
Net income                                            $ 20,557          $ 19,756          $ 18,140



3. Financing Arrangements and Long-Term Debt:

     At November 30, 1990, the Company had committed credit facilities with domestic and foreign banks in aggregate of $256,000. The Company maintains these credit facilities largely to assure liquidity and support commercial paper issuance. There were no borrowings outstanding against these facilities at November 30, 1990. The Company is required to pay a commitment fee on the unused portion of these facilities.

     The Company has short-term lending arrangements for the benefit of its foreign subsidiaries which provide for lines of credit aggregating $33,000. Borrowings under these agreements totaled $4,700. The Company also has informal money market rate borrowing agreements with its domestic and foreign banks in excess of $100,000, subject to availability of funds; compensation is not required. Short-term borrowings under these arrangements totaled $3,600 at November 30, 1990.

    The Company's long-term debt at November 30 consisted of the following:

                                     1993              1992

8.95% note due 2001               $  74,279         $  74,215
9.00% installment note due 2001      15,909            20,455
9.75% installment note due 2003      31,500            35,000
5.78% - 6.10% notes due 2005         30,000
10.00% Bond due 1999                  7,489
Commercial paper notes supported
  by note agreements                120,000
Industrial revenue bonds              7,054             9,664
Other                                 2,617             2,007
                                    288,848           201,080
11.68% non-recourse installment
   note due 2006                     57,588            59,739
Total                              $346,436          $260,819


     The installment note agreements require sinking fund payments. The Company's long-term debt agreements contain various restrictive covenants including payment of cash dividends. Under the most restrictive covenant, $239,282 of retained earnings was available for dividends at November 30, 1993.

     In August 1993, the Company filed a shelf registration to establish a medium-term note program in the amount of $150,000. This program will allow the Company to issue notes in various maturities ranging from 9 months to 30 years. At November 30, 1993, the Company had issued $30,000 of notes with maturities of 12 years and an average coupon of 5.95%.

     Certain commercial paper notes have been classified as long-term debt, reflecting the Company's ability and intention to refinance this amount on a long-term basis through existing credit facilities.

     Industrial revenue bonds are payable in installments from 1993 to 2002 with interest rates ranging from 3.48% to 7.63%.
     The non-recourse installment note is secured by property and
equipment owned by Gilroy Energy Company, Inc. with   a net book
value of $65,745.

     Maturities of long-term debt during the four years subsequent to November 30, 1994 are as follows:

         1995     -  $10,110                 1997     -  $9,910
         1996     -  $ 8,705                 1998     -  $9,114

     The estimated fair value of long-term debt at November 30, 1993, using discounted cash flow analysis based on the Company's current incremental borrowing rate for debt of similar remaining maturities was $378,701. This amount excludes $8,299 current portion of long-term debt which in considered to be at fair value.

     The Company enters into forward exchange contracts to hedge the impact of foreign currency fluctuations on its net investments in certain foreign subsidiaries. At November 30, 1993, the Company had outstanding $29,838 of forward exchange contracts with commercial banks expiring in 1994. The gains or losses on these contracts are included in the foreign currency translation adjustments account within shareholders' equity. The fair value of these contracts using market prices for comparable instruments was $29,700.

     Interest paid in 1993, 1992 and 1991 was $31,739, $32,243 and
$25,233 respectively, of which $73, $127 and $741 was capitalized in 1993, 1992 and 1991 respectively.


4. Employee Benefit Plans:

   Pension Plans
   The Company has two non-contributory defined benefit pension plans, one covering substantially all domestic employees other than those covered under union-sponsored multi-employer plans, and another to provide supplemental retirement benefits for certain officers. Plan benefits are generally based on the employee's years of service and compensation during the last five years of employment. At November 30, 1993, Company employees numbering approximately 4,466 were eligible to participate, and were participants in the Plans. The Company's funding policy is to comply with federal laws and regulations and to provide the principal plan with assets sufficient to meet future benefit payments. The Company contributed $13,370 to its principal plan in 1993. The Plans' assets consist primarily of short-term money market investments, fixed income investments and equity securities, which included 149,742 shares of Company stocks at November 30, 1993.
         A summary of the components of pension cost for the defined benefit plans and the total costs charged to pension expense follows:



                                                                        1993              1992              1991
Defined benefit plans
     Service cost - benefits earned during the period                 $ 6,137           $ 4,912           $  4,401
     Interest cost on projected benefit obligations                     9,272             8,741              8,069
Actual return on plan assets including unrealized (gain)/loss          (7,070)           (7,238)           (11,383)
Net amortization and deferral                                             852               700              4,685
Net pension cost                                                        9,191             7,115              5,772
Multi-employer pension plans                                            1,591             1,477              1,488
Foreign retirement plans                                                1,907             1,988              1,900
Total pension expense                                                 $12,689           $10,580            $ 9,160


The following table sets forth the defined benefit plans' funded status, amounts recognized in the Company's Consolidated Balance
Sheet and significant assumptions as of September 30:



                                   1993              1992

Funded status
Actuarial present value of benefit
obligation Vested                  $108,071       $   95,669
Non-vested                            4,177            3,309
Accumulated benefit obligation      112,248 (a)   $   98,978  (c)

Balance sheet recognition
Projected benefit obligation
for service rendered to date       (144,209)       $(125,114)
Plan assets at fair value           103,207 (b)       87,261 (d)
Projected benefit obligation
in excess of plan assets            (41,002)         (37,853)
Unrecognized net loss from past
experience different from that
assumed and effects of changes
in assumptions                       39,512           28,876
Unrecognized net transition
asset and prior service cost         (3,529)          (4,222)
Accrued pension cost recognized
in Consolidated Balance Sheet        (5,019)      $  (13,199)

Significant assumptions
Weighted-average discount rate          7.0%             7.5%
Rate of increase in compensation
levels                                  5.0%             5.0%
Long-term rate of return on
plan assets                            10.5%            10.5%


                                    Principal       Supplemental
                                      Plan              Plan
(a) Accumulated benefit
    obligation - 1993                $98,562           $13,686
(b) Plan assets at fair
    value - 1993                     $94,233           $ 8,974
(c) Accumulated benefit
    obligation - 1992                $88,290           $10,688
(d) Plan assets at
    fair value - 1992                $82,372           $  4,889


Profit Sharing Plan

     The Company makes contributions to the McCormick Profit
Sharing Plan in accordance with the Plan's provisions.
Contributions were $6,500 in 1993; $5,700 in 1992 and
$4,900 in 1991. At November 30, 1993, Company employees numbering approximately 5092 were eligible to participate, and were participants in the Plan.


Postretirement Benefits

     The Company provides health care and life insurance benefits to eligible retirees having at least 10 years of service. Health care benefits are also extended to eligible dependents of retirees as long as the retiree remains covered. Medical benefits are contributory based on the retiree's age and service at retirement and require other cost-sharing features such as deductibles and coinsurance. Life insurance protection is non-contributory. These benefit plans are not funded. The Company pays for claims as incurred. Amounts paid were $1,819 in 1993; $2,360 in 1992 and $1,262 in 1991.

     SFAS No. 106 requires companies to accrue the cost of postretirement benefits during the years that employees render service. As discussed in Note 1, the Company adopted SFAS No. 106, effective December 1, 1992 and recorded a one-time charge of $26.6 million net of deferred income tax benefits for accumulated postretirement benefits. In addition to this one-time charge, the Company's postretirement benefit expense for 1993 increased approximately $3.6 million due to SFAS No. 106. The net periodic cost for postretirement health care and life insurance benefits during 1993 includes the following:

Service cost                                 $1,947
Interest cost                                 3,333
Net postretirement benefit cost              $5,280

     The accumulated postretirement benefit obligation (APBO) which is classified with Employee benefit liabilities on the Consolidated Balance Sheet, included the following at November 30, 1993:

Current retirees                             $18,357
Fully eligible active plan participants       10,725
Other active plan participants                18,377
Accrued Postretirement benefit liability     $47,459

     The weighted-average annual rate in increase in the per capita cost of covered benefits (i.e., health care trend rate) assumed for the medical plan is 13% for 1994 and is assumed to gradullay decrease to 6% in 2006 and remain at that level thereafter. Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at November 30, 1993, by $6,100, and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1993 by $800.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation at November 30, 1993, was 7.75%.


Postemployment Benefits

     In November 1992, the Financial Accounting Standards Board issued SFAS No. 112, Employers' Accounting for Postemployment Benefits. This standard requires that employers accrue a liability for their obligation to provide postemployment benefits as employees earn the right to receive them, provided that payment of the benefits is probable and the amount of the benefits can be reasonably estimated. The Company has not yet determined when the Standard will be adopted. The effect of this accounting change on the Company's financial statement is not expected to be material. The Company must adopt this standard no later than in its fiscal year ending November 30, 1995.


Stock Option Plans

     Under the 1984 and 1990 Stock Option Plans, options to purchase shares of the Company's common stocks have been or may be granted to employees of the Company and its subsidiaries at the fair market value on the date granted. Approximately 398 employees of the Company were granted options under the Company's option plans during the fiscal year ended November 30, 1993. At November 30, 1993, the average exercise price for outstanding options was $15.50 per share and the expiration dates ranged from February 19, 1994 to March 16, 2003.

     The Company also has an Employees Stock Purchase Plan in which the purchase price is the lower of fair market value at the date granted or exercised. There were subscriptions for 555,657 shares under the Plan at November 30, 1993, at a purchase price of $22.63 per share or the closing price on the date of exercise, whichever price is less. At November 30, 1993, Company employees numbering 4,254 were participants in the 1993 Employees Stock Purchase Plan.

     Changes in outstanding stock options during the year were:

                                                                               Common             Price Range
                                                               Common         Non-Voting           Per Share

                                                                        (shares in thousands)
Outstanding December 1, 1992                                   1,436             1,935             $3.55 - $26.00
         Granted                                                 192               784             $22.63
         Exercised                                              (413)             (830)            $3.55 - $22.63
         Cancelled or expired                                     (7)              (73)            $18.00 - $26.00
Outstanding November 30, 1993                                  1,208             1,816             $4.41 - $26.00

Under all plans, there were 4,205,919 shares reserved for future grants and 2,406,408 shares exercisable as of November 30, 1993


5. Income Taxes:

For financial reporting purposes, income before income taxes includes the following components:

                                                      1993               1992             1991
Pretax income:
         Domestic                                   $132,450           $125,249         $100,017
         Foreign                                      17,440             13,064           14,931
                                                     149,890           $138,313         $114,948

Significant components of the income tax provision follows:
Current:
         Federal                                    $ 44,878          $  40,298         $ 25,640
         Foreign                                       7,577              5,122            6,146
         State                                         9,122              8,286            4,952
Total current                                         61,577             53,706           36,738

Deferred:
         Federal                                        (968)              (718)           5,091
         Foreign                                         121                 32              (36)
         State                                          (230)               (20)           1,007
         Total deferred                               (1,077)              (706)           6,062
                                                    $ 60,500          $  53,000         $ 42,800

     Tax expense allocated directly to contributed capital relating to employee stock options was $2,304 in 1993; $4,116 in 1992, and $2,583 in 1991. Tax expense allocated directly to contributed capital relating to translation adjustments was $(3,291) in 1993 and $(2,834) in 1992.

The significant components of the deferred income tax assets and (liability) follow:


                                                                                                      1993        1992
Current deferred income tax assets:
         Inventory capitalization                                                                  $   5,041   $  4,661
         Casualty insurance                                                                            3,540
         State income tax                                                                              2,261      1,938
         Coupon expense                                                                                1,852      1,783
    Other                                                                                              4,568      3,653
                  Total current deferred income tax assets                                            17,262     12,035
Current deferred income tax liabilities:
         Prepaid insurance                                                                            (1,807)
                                                    (1,807)
         Employee benefits                                                                              (875)    (4,234)
         Other                                                                                        (1,577)    (1,419)
                  Total current deferred income tax liabilities                                       (4,259)    (5,653)
         Total net current deferred income tax asset                                               $  13,003   $  6,382
Noncurrent deferred income tax assets:
         Employee benefits                                                                         $  25,350   $  4,182
         Other                                                                                         4,827      7,119
                  Total noncurrent deferred income tax assets                                         30,177     11,301
Noncurrent deferred income tax liabilities:
         Tax over book depreciation                                                                  (53,214)   (51,360)
         Property exchange                                                                            (7,440)   (10,184)
         Other                                                                                        (8,529)    (7,976)
                  Total noncurrent deferred income tax liabilities                                   (69,183)   (69,520)
Total net noncurrent deferred income tax liability                                                 $ (39,006)   $(58,219)


  No valuation allowance is provided for deferred income tax assets.


     Income tax expense varies from the amount computed by applying the statutory federal income tax rate to income before income taxes as follows:


                                                      1993               1992           1991
Federal statutory tax rate                            35.0%             34.0%           34.0%
State income taxes, net of federal tax benefits        3.8               4.0             3.7
Foreign taxes in excess of federal statutory rate      1.1                .5              .9
Rehabilitation investment and other tax credits        (.8)              (.6)            (.4)
Federal tax rate change effect on deferred taxes        .8
Other items                                             .5                .4            (1.0)
Actual income tax rate                                40.4%             38.3%           37.2%




     Income taxes are provided at rates applicable in the countries in which the income is earned. Provision for United States income taxes is not made for unremitted earnings of foreign subsidiaries and affiliates as those earnings are considered to be indefinitely reinvested. Upon distribution, these earnings would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign corporate joint ventures at November 30, 1993 and November 30, 1992 is not practicable. Unremitted earnings of such entities were $54,457 at November 30, 1993.

    Income taxes paid in 1993; 1992 and 1991 were $66,143; $46,521 and $41,391 respectively.

6. Capital Stocks:

     Holders of Common Stock have full voting rights except that
(1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of voting Common Stock are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person; (2) the Company has the right to redeem any or all shares of stock owned by such person unless such person acquires more than 90% of the outstanding shares of each class of the Company's Common Stock; and (3) at such time as such person controls more than 50% of the votes entitled to be cast by the holders of outstanding shares of voting Common Stock, automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.
Holders of Common Stock Non-Voting are entitled to vote on reverse mergers and statutory share exchanges where the capital stock of the Company is converted into other securities or property, dissolution of the Company and the sale of substantially all of the assets of the Company, as well as forward mergers and consolidation of the Company. Holders of Common Stock Non-Voting will vote as a separate class on all matters on which the holders of Common Stock Non-Voting are entitled to vote.


7. Foreign Currency Translation:

     The Company has included in net income all foreign exchange gains and losses arising from foreign currency transactions and the effects of foreign exchange rate fluctuations on subsidiaries and affiliates operating in highly inflationary economies. The aggregate foreign exchange losses included in other expenses and gains included in other income were $151 loss in 1993; $146 gain in 1992 and $100 gain in 1991.

     Effects of foreign exchange rate fluctuations for other foreign Company operations are included in the foreign currency translation adjustments account within shareholders equity. The change in the amount of this account at November 30, 1993 as compared to November 30, 1992, is primarily due to differences in the exchange rate for both the British pound sterling and the Canadian dollar on those dates.


8. Leases:

     Rental expense was $12,416 in 1993; $11,772 in 1992 and $13,015 in 1991. Future annual fixed rental payments required during the fiscal years 1994 through 1998, for noncancelable operating leases are $9,067; $7,515; $5,889; $4,354, and $3,484 respectively. The remaining obligation after 1998 is $13,658.


9. Acquisitions:

     In December 1992, the Company acquired the consumer products business of Golden Dipt (a division of DCA Food Industries), and a foil package line of consumer products from Prepared Products Company. Also, the Company's wholly owned subsidiary, Gilroy Foods, Inc., acquired an 80% interest in National Dehydration Company of Giza, Egypt. In March 1993, the Company's wholly owned subsidiary, Setco, Inc., acquired the assets of Admiral Plastics in New York; Gilroy Foods, Inc. acquired the fresh and dehydrated onion and garlic operations of Haas Foods, Inc., and the Company acquired Produce Partners, a line of consumer products. In September 1993, Gilroy Foods, Inc. acquired the assets and dehydrated vegetable business of Cade Grayson Company.

     The assets and liabilities acquired in these transactions have been recorded using the purchase method of accounting at their estimated fair values at the date of acquisition. The aggregate purchase price of all acquisitions was $75,915, including $48,548 of excess cost which is being amortized over 40 years. The accompanying financial statements include the results of operations of these businesses from the date of acquisition. While these acquistions are expected to contribute positively to the Company's future sales and earnings, they are not material in relation to the Company's consolidated financial statements for 1993, and therefore, proforma financial information has not been presented.


10. Business Segment:

     The Company operates in one segment, specialty foods, which consists principally of manufacturing, marketing and distributing seasonings, flavorings and food products. It also includes the plastic packaging group. The following presents information about operations in different geographic areas:


                                   North                   Other
                                   America      Europe     Countries    Total

1993
Net sales                     $1,315,848    $201,178     $39,540     $1,556,566
Net income before accounting
change for postretirement
benefits                          93,353       5,552         775         99,680
Assets                         1,157,923     135,574      19,739      1,313,236
Liabilities                      768,386      69,381       8,648        846,415

1992
Net sales                    $1,233,590     $201,025      36,754      1,471,369
Net income                       91,261        2,671       1,285         95,217
Assets                          986,186      126,429      18,264      1,130,879
Liabilities                     620,942       64,859       7,140        692,941

1991
Net sales                   $1,220,006      $175,068     $32,828     $1,427,902
Net income                      77,053         2,511       1,360         80,924
Assets                         910,409       111,019      15,978      1,037,046
Liabilities                    569,381        72,023       6,799        648,203


11. Quarterly Data (Unaudited):
                                                      1993 Quarters
                                        1st         2nd       3rd       4th       Year
Net sales                             $339,585   $361,300  $394,928   $460,753  $1,556,566
Gross profit                           122,902    132,427   155,226    192,602     603,157
Income before cumulative effect
of accounting change                    17,264(a)  17,536(b) 24,367(c)  40,513(d)   99,680
Cumulative effect of accounting
change for postretirement benefits     (26,626)                                    (26,626)
Net income (loss)                       (9,362)(a) 17,536(b) 24,367(c)  40,513(d)   73,054
Earnings per common share before
cumulative effect of accounting change     .21 (a)    .21(b)    .30(c)     .50(d)    1.22
Cumulative effect of accounting change
for postretirement benefits               (.33)                                       (.33)
Earnings (loss) per common share         $(.12)(a)   $.21(b)    .30(c)      .50(d)    $.89

(a)      Reflects $557 or $.01 per share reduction due to accounting change for postretirement benefits. As originally reported, net income was $17,821 or $.22 per share.
(b)      Reflects $557 or $.01 per share reduction due to accounting change for postretirement benefits. As originally reported, net income was $18,093 or $.22 per share.
(c)      Reflects $557 reduction due to accounting change for postretirement benefits. As originally reported, net income was
$24,924 or $.30 per share.Also reflects $.02 per share reduction due to the increase in the federal corporate tax rate.
(d)      Reflects $558 or $.01 per share reduction due to accounting change for postretirement benefits and $.01 per share reduction due to the increase in the federal corporate tax rate.


                            1st        2nd       3rd     4th      Year

Net sales                 $322,255  $336,643   $360,300 $452,171 $1,471,369
Gross profit               123,525   128,179    141,448  190,823    583,975
Net income                  17,324    18,948(a)  23,923   35,022     95,217(a)
Earnings per common share     $.21      $.23(a)    $.29     $.43      $1.16(a)

(a) Includes gain from sale of industrial cleaning supply business of $1,900 or $.02 per share.


MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The consolidated financial statements of McCormick & Company, Incorporated and subsidiaries have been prepared by the Company in accordance with generally accepted accounting principles. Management has primary responsibility for the financial information presented and has applied judgment to the information available, made estimates, and given due consideration to materiality in preparing the financial information in this annual report.

     The financial statements, in the opinion of management, present fairly the consolidated financial position, results of operations, and cash flows of the Company and subsidiaries for the stated dates and periods in conformity with generally accepted accounting principles. These financial statements have been audited by the Company's independent auditors, Ernst & Young, for each of the three years in the period ended November 30, 1993. The independent auditors review and evaluate control systems and perform such tests of the accounting information and records as they consider necessary to reach their opinion on the Company's consolidated financial statements. In addition, McCormick's Internal Audit function performs audits of accounting records, reviews accounting systems and internal controls, and recommends improvements when appropriate.

     The Audit Committee of the Board of Directors is composed of outside directors. The committee meets periodically with the Internal Audit staff, with members of management, and with the independent auditors, in order to review annual audit plans, financial information, and the Company's internal accounting and management controls.

     The Company believes that it maintains accounting systems and related controls, and communicates policies and procedures, which provide reasonable assurance that the financial records are reliable, while providing appropriate information for management of the business and maintaining accountability for assets.

/s/Bailey A. Thomas
Chairman of the Board & Chief Executive Officer

/s/James A. Hooker
Vice President & Chief Financial Officer

/s/J. Allan Anderson
Vice President & Controller, Chief Accounting Officer



REPORT OF INDEPENDENT AUDITORS


To the Shareholders
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 1993 and 1992, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1993 in conformity with generally accepted accounting principles.

     As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.

/s/Ernst & Young
Baltimore, Maryland January 17, 1994

APPENDIX TO EXHIBIT 13: REGISTRANT'S ANNUAL REPORT TO STOCKHOLDERS
FOR 1993

                                                GRAPHICS APPENDIX LIST


EDGAR VERSION                                   TYPESET VERSION

Page 15 - Bar Graph Captioned                   Page 15 - Bar graph depicting
PROFIT MARGINS - omitted                        gross profit and operating
                                                profit as a percent of sales
                                                for fiscal years 1989 through
                                                1993.  The text and numbers
                                                used in this graph appear in
                                                the text of the EDGAR version.

Page 18 - Bar Graph Captioned                   Page 18 - Bar graph depicting
DEBT TO TOTAL CAPITAL - omitted                 debt to total capital for
                                                fiscal years 1989 through 1993.
                                                The text and numbers used in
                                                this graph appear in the text
                                                of the EDGAR version.

Page 18 - Bar Graph Captioned
CAPITAL EXPENDITURES - omitted                  Page 18 - Bar graph depicting
                                                property additions and
                                                depreciation for fiscal years
                                                1989 through 1993.  The text
                                                and numbers used in this
                                                graph appear in the text
                                                of the EDGAR version.
[TEXT]