Form 10-K, Exhibit 13
period 1994-11-30
MCCORMICK & CO INC
filed 1995-02-21
CIK 63754

McCormick & Company, Incorporated
1994 Annual Report

McCORMICK & COMPANY, INCORPORATED is the largest spice company in the world. The Company is the leader in the manufacture, marketing and distribution of spices, seasonings, flavors, and other food products to the food industry - retail outlets, foodservice and food processors. A packaging group manufactures and markets plastic bottles and tubes for food, personal care and other industries.

     Founded in 1889, McCormick "pioneered with products and people," and in 1932 started participative management. For more than 60 years, McCormick has thrived with Multiple Management - a philosophy and system of management development - which, along with enlightened leadership, helps shape our corporate culture.
Multiple Management encourages a belief in the "power of people," recognizes the dignity of the individual, the dynamics of human relationships, the need for participation at all levels of employment, and the importance of sharing the rewards of success.

     Headquartered in Sparks, Maryland, McCormick has sales of $1.7 billion. Recently, Fortune magazine ranked the Company 270 on the Fortune 500. Worldwide, McCormick has 9,000 employees - people loyal to a heritage of product quality and customer service which has made McCormick a success over the years. Publicly held and traded on NASDAQ, the Company has more than 25,000 shareholders - many are employees. McCormick has paid dividends every year since 1925.


The 1995 Annual Meeting will be held at 10:00 a.m., Wednesday,
March 15, 1995, at Marriott's Hunt Valley Inn, 245
Shawan Road (exit 20A off I-83 north of Baltimore), Hunt Valley,
Maryland 21031.


DEDICATION TO BAILEY A. THOMAS

Following the sudden death last July of Bailey A. Thomas, our Chairman and CEO, an editorial in THE BALTIMORE SUN referred to him as the "Spicemeister," one who "knew the spice business inside and out," and a man who "had a global vision for McCormick that has paid off handsomely."

     The editorial also stated, "His folksy manner was genuine. He liked people. His colleagues were amazed that he knew everyone by first name. He also would conjure up hilarious stunts to keep workers and managers laughing. But there was no mistaking his sharp mind and deep devotion to his company."

     Born on a small truck farm on the Eastern Shore of Maryland, Bailey attended a four-room schoolhouse which had neither electricity nor running water. By age 11, he had started his own business selling Christmas cards. His life story from rural farm boy to Chairman of one of the nation's Fortune 300 corporations is a real Horatio Alger story.

             Bailey's 33-year McCormick career was marked by numerous business accomplishments, a reputation for integrity, and his ability to smile and create smiles in others. He played a major role in leading the Company to its most profitable years ever and a commitment to major global expansion. To many, Bailey was a very sharp businessman. To us, he was a friend.

[Photograph of Bailey A. Thomas, former Chairman and CEO, omitted] [Photograph of Company product encircled by globe, which appears at the bottom of each odd-numbered page beginning on page 1 and ending on page 21, and also pages 37 and 39, omitted]
[Stamps stating the name of some of the source countries for the Company's products, and a drawing of those products, which appear throughout the report, omitted]

Contents

Dedication to Bailey A. Thomas                              1
Mission, Financial Objectives
and Core Values. . .                                        2
Financial Highlights. .                                     3
Letter to Shareholders.                                     5
Report on Operations. .                                     9
Management's Discussion and Analysis                        12
Historical Financial Summary                                20
Income. . . . . . . . .                                     23
Balance Sheet . . . . .                                     24
Statement of Shareholders' Equity                           25
Cash Flows. . . . . . .                                     26
Notes to Financial Statements                               27
Management's Responsibility for
Financial Statements                                        37
Report of Independent Auditors                              37
Directors and Officers.                                     38
McCormick Worldwide . .                                     39
Investor Information Inside back cover


The scent of this year's annual report is Vanilla Butter & Nut
Flavor.

MISSION

The primary mission of McCormick & Company, Incorporated is to expand its worldwide leadership position in the spice, seasoning and flavoring markets.

FINANCIAL OBJECTIVES

These objectives are highlighted on pages 20 and 21 in the Historical Financial Summary.

Exceed a 20% return on equity.

Achieve an average net sales growth rate of 10% per year.

Maintain an average earnings per share growth rate of 15% per year over time.

Pay out 25% to 35% of net income in dividends.

Maintain total debt to total capital at 40% or less, excluding non-recourse debt.



OUR CORE VALUES

We believe in adding value for our shareholders.

We believe customers are the reason we exist.

We believe in successful achievement, through teamwork and participation.

We believe in doing business ethically and honestly.

We believe in respect and concern for one another.

FINANCIAL HIGHLIGHTS
                                        Year ended November 30
                                 1994        1993           1992           1991           1990
                                   (dollars in millions except per-share data)

Consolidated net sales        $1,694.8       $1,556.6       $1,471.4       $1,427.9       $1,323.0

Net income, before accounting
change(F1)                    $   61.2       $   99.7       $   95.2       $   80.9       $   69.4
Accounting change for postretirement
benefits                                        (26.6)
Net income                    $   61.2       $    73.1      $   95.2       $   80.9       $   69.4

Earnings per share, before
accounting change(F2)         $     .75      $    1.22      $   1.16       $    .98       $    .83

Earnings per share, total(F2)       .75            .89          1.16            .98            .83
Dividends per share (paid)          .48            .44           .38            .28            .23

Margins
 Gross profit, consolidated
operations                         37.1%          38.7%          39.7%         37.9%          36.6%
 Operating profit, consolidated
operations                          7.6%          11.6%          11.4%         10.2%           9.6%
 Income from consolidated
operations                          3.1%           5.7%           5.8%          5.1%           5.0%
 Income before accounting change    3.6%           6.4%           6.5%          5.7%           5.2%

Debt to total capital excluding
non-recourse debt                  52.0%          44.3%          37.4%         36.4%          32.9%
Debt to total capital              54.6%          48.0%          42.5%         42.3%          39.9%

Shareholders' equity          $  490.0       $  466.8       $  437.9       $  389.2       $  364.4
Return on shareholders' equity,
before accounting change(F3)       12.8%          22.0%          23.3%          21.8%          20.4%
Return on shareholders' equity,
total(F3)                          12.8%          17.0%          23.3%          21.8%          20.4%

Average shares outstanding and
equivalents (000's)              81,240           81,766        81,918         82,396         83,720
Ending shares outstanding and
equivalents (000's)              81,206           81,916        81,978         81,978         82,176

1 Includes 1994 restructuring charge of $70.4.
2 Includes 1994 restructuring charge of $.57 per share.
3 Return on shareholders' equity before 1994 restructuring charge was 22.1%.

  All share information is adjusted for a 2-for-1 stock split in January 1992.
  Margin and return information for consolidated operations excludes the accounting change for postretirement benefits in 1993.


SALES DOLLAR DISTRIBUTION
(excludes share of unconsolidated earnings and 1994 restructuring charge)
                              1994           1993      1992      1991      1990
Materials and Related
  Expenses                    48.8cents      47.4cents  48.7cents 49.6cents 51.0cents
Salaries, Wages and
  Employee Benefits           21.9           22.7      21.3      20.7      20.4
Marketing, Administrative
  and Related Expenses        11.6           12.6      13.1      14.0      13.1
Retained Earnings              3.6            3.5       3.7       3.8       3.6
Taxes                          3.4            3.9       3.6       3.0       2.9
Depreciation                   3.4            3.0       2.7       2.6       2.5
Distribution and Warehousing   2.7            2.6       2.7       2.8       2.9
Dividends                      2.3            2.3       2.1       1.6       1.4
Interest                       2.3            2.0       2.1       1.9       2.2
                              $1.00          $1.00     $1.00     $1.00     $1.00


[Pie chart depicting the above SALES DOLLAR DISTRIBUTION for 1994 omitted]
[Photograph of miscellaneous products of the Company and other objectives, omitted]
LETTER TO SHAREHOLDERS

We are pleased to report that 1994 was another record year for McCormick, with sales increasing 9 percent and earnings, on a comparable basis with 1993, increasing 8 percent. Our quarterly cash dividend on common stock also increased 8 percent by Board approval on December 19, 1994. This marked the 70th year of consecutive dividend payments by your Company. During the last five years (1990-1994), dividend payments have increased at a compounded rate in excess of 21 percent. Considering both our industry and competitive environments, 1994 results were respectable although results fell short of our long-term objectives. There are several key reasons why the year was not up to our standards. An increase in commodity prices resulted in some decline in our industrial margins. We anticipate improvement in 1995. In addition, due to promotional expenses required to protect market share against aggressive competition, our joint venture in Mexico was less profitable than anticipated. Finally, we experienced increased competition and price cutting in our consumer business. Near term we expect this to continue.

  We are taking the necessary steps to ensure that we continue to increase market share in our core business. These steps include remaining competitive, increasing marketing spending, investing in new products, and upgrading and modernizing our plants and equipment. These actions will keep us on the leading edge of our industry.

RESTRUCTURING

In October, we announced a comprehensive restructuring of our business operations, including plant consolidations, functional and departmental consolidations, and staff reductions. The action will result in a reduction of approximately 600 positions, or 7 percent of our worldwide workforce. The restructuring is designed to generate continued long-term growth and profitability, meet the competitive challenges of the future, and enhance shareholder and employee value. Benefits of this action, including support for the McCormick brands and assistance in meeting our financial objectives, will be felt near the end of 1995 and during 1996.

FUTURE

The Company announced seven new acquisitions and two new joint ventures during 1994. In addition, we are increasing our equity position in our consumer and industrial business in Shanghai, China, to 90 percent, subject to governmental approval. That the new businesses are located in Mexico, Indonesia, Finland, India, Switzerland, Australia, and the United Kingdom indicates the strength of our commitment to worldwide growth in spices, seasonings and flavorings.

  We will support our global strategy to become the leader in all those zones where we operate. We are very pleased with our strong performance in the United Kingdom and see further opportunities in Europe. And we see great potential in Asia/Pacific where millions of consumers are ready to be introduced to our products.

  As our key customers continue to grow, we have the opportunity to grow with them and offer a wide range of capabilities. We are going to be innovative, take greater advantage of our brands, and strive to take action to be selected by more companies as their preferred supplier. We will continue to grow our leadership position in each of our categories.

  With strong retail and industrial sales, we are building momentum for the future. We see industrial margins returning to better levels as well as the benefits of recent acquisitions, cost improvements, and restructuring.

  What we envision for McCormick is an organization that will continue to beat the competition, be well positioned for the future, and remain independent by achieving excellent sales and profits.

  According to the American Spice Trade Association, the annual consumption of spices could reach one billion pounds by the turn of the century. The most significant development in the United States spice scene today involves the "hot trend" in spices. Consumption in the United States of black pepper, red pepper, mustard, and ginger, the "hot" spices, has increased almost 50 percent in just the past five years.

  Such data provides ample evidence for us to be enthusiastic about consumer trends and eager to be innovative with new products and services. We will be focusing on those parts of our business, whether they be new technologies, key processes, or small improvements, which can really make a difference n our performance.

PERSONNEL

We were saddened last summer by the sudden death of Bailey A. Thomas, our Chairman and CEO. It is largely due to Bailey's vision that we operate today as a global organization, and we will continue to grow the Company in the successful way he envisioned. As a result of our untimely loss, Charles P. McCormick, Jr., who had been serving as Chairman Emeritus, has returned as Chairman of the Board. H. Eugene Blattman was promoted to President & CEO.

  Other organizational changes during the year included the appointment of Carroll D. Nordhoff as Executive Vice President of the Corporation, Robert J. Lawless as Senior Vice President-The
Americas, Harold J. Handley as Senior Vice President-Europe, Dorsey
N. Baldwin as Vice President-Packaging Group, and Robert W.
Schroeder as Vice President-Sales & Marketing for the
McCormick/Schilling Division.

  In addition, James A. Hooker retired as Vice President & Chief Financial Officer and was succeeded by Robert G. Davey. John W. Felton retired as Vice President-Corporate Communications and was succeeded by Allen M. Barrett, Jr. John H. Nelson retired as Vice President-Science & Technology. Alan D. Wilson was appointed Vice President-Procurement. Donald E. Parodi was named President of Setco, Inc.

  For more than 60 years, we have been enriched by Multiple
Management, which promotes participation at all levels of employment and the importance of sharing the rewards of success. Because we focus on the customer and practice the basic core values that have made McCormick a success, we are excited about our future and expect to reach our objectives over time.

  The officers and members of the Board of Directors join in thanking our shareholders, customers, suppliers, and employees for your support. We look forward to your participation in a bright future for McCormick & Company.


Charles P. McCormick, Jr.
Chairman of the Board


H. Eugene Blattman
President & Chief Executive Officer
[Photograph of Charles P. McCormick, Jr., Chairman of Board, and
H. Eugene Blattman, President and CEO, omitted]
[Picture of various products of the Company, and certain other objects, omitted]

Report on Operations


In October, the Company announced a comprehensive restructuring of its business operations, including plant consolidations, functional and departmental consolidations, and staff reductions. Trends in our industry suggest that competition will continue to intensify. The restructuring takes place during a period of financial strength for the Company in order to position ourselves for continued future earnings growth. The restructuring program represents an investment in our future and will improve our competitive position.

  Specifically, the major elements of the restructuring plan include closing the McCormick Flavor Group's production acility in Hayward, California. Products manufactured there will now be produced at McCormick's facility in Salinas, California. The Food Service Division's spice production operation in Hunt Valley, Maryland, will be closed with products manufactured there being shifted to the Company's consumer products plant also in Hunt Valley. Golden West Foods, our frozen food subsidiary in Bedford, Virginia, will be offered for sale. There will also be a realignment of some of McCormick's operations in the United Kingdom. There will be other functional consolidations and staff reductions throughout the Company. A more detailed description of the Company's restructuring plan is contained in Management's Discussion and Analysis.

THE AMERICAS MARKET ZONE

McCormick's oldest and largest business is the manufacture and retail sale of spices, herbs, extracts, proprietary seasoning blends, sauces, and marinades. These consumer products are sold in the United States, primarily under the McCormick name in the East, the Schilling label in the West, and in Canada under the Club House brand. In other markets of the Americas Zone, the McCormick brand name is primarily used.

  While both sales and profits of our consumer business reached records levels, growth has slowed from the rates experienced over the past few years. Consumer eating trends are causing a gradual shift in the channels through which we sell our spices and seasonings. Although total spice consumption is increasing, we are seeing a slight decline in home use, as consumers seek the convenience of foods prepared outside the home.

  Additionally, competition has intensified over the past few years. Our challenge and our strategy is to grow our leadership position in this market. We will achieve this by building on our strong brand, innovating with new products and processes and by operating our plants and offices more efficiently.

  As in previous years, we continued a strategy to grow our retail business by introducing new products. More than 30 new products were introduced in 1994, many in response to new consumer eating trends. Examples include:

Rotisserie Recipe Chicken Seasonings
Seasoned Pepper Blends
Fajita and Caribbean Jerk International Seasonings
Classic and Spicy Pizza Seasonings, and
Cake Mate Flintstone Candy Decorations.

  Additional new products were introduced specifically aimed at health-conscious consumers. They included:

The McCormick Collection's Fat Free Recipe Blends
Old Bay Fat Free Tartar & Cocktail Sauces
Golden Dipt Fat Free Marinades, and
Lower Sodium Taco Seasoning.

    Operationally, improvements occurred at our largest plant in Hunt Valley, Maryland. The plant was entirely reengineered, including the relocation of production lines, the installation of robotic palletizers and the conversion to high-speed foil production to start in March 1995. Improved administrative processes have also reduced costs.

  At McCormick Canada, the Club House Division experienced healthy retail growth in a flat market. Expanded distribution and the introduction of several new retail and foodservice products helped maintain our leadership in that market. Hy's, a leading brand of steak house seasonings in Canada, was acquired during the year.

  It was a strong year for our operations in Central and South America. Despite a recession, McCormick de Venezuela had a solid year, culminating in the acquisition of Salsa Ideal, a tomato ketchup manufacturer. McCormick de Centro America, our subsidiary in El Salvador, celebrated its 25th anniversary by enjoying its third consecutive year of record sales and profits. Leading market share positions in Central America in virtually all its product lines and market segments were increased.

    The Food Service Division primarily serves broad-line foodservice distributors and warehouse clubs. Sales to distributors increased by 8 percent, exceeding the market average growth. The continued consolidation of warehouse clubs had an adverse impact on sales and profits for this division. New distribution gains are being made with restaurant chains. McCormick
was the first   to market a line of Rotisserie Style Chicken Glazes
to capitalize on a new, popular eating trend.
[Photograph of three employees, omitted]
THE EUROPEAN MARKET ZONE

McCormick's European Zone enjoyed a record financial year, led by solid gains at our operations in the United Kingdom. A number of new products was launched under the Schwartz brand, including three new pour-over sauces:

Garlic & Pepper, Pepper & Mushroom, and Curry. Sales of the new pour-over sauce line have been well above expectations.
  McCormick (UK) acquired Noel Holdings, Ltd., the leading supplier of specialty foods to the U.K. foodservice industry. Its product line includes herbs, spices, seasonings, and gherkins, plus a wide range of sauces, condiments and drink mixes. Noel offers McCormick significant opportunities for growth in the foodservice sector.
In Switzerland, the Company acquired the herb and spice company, Butty. This acquisition increases McCormick's presence in the Swiss consumer market and significantly strengthens access to the Swiss foodservice arena.

  In Finland, McCormick acquired the spice business of Tuko Oy, a major food distributor to the retail grocery and foodservice trade. Tuko had been a McCormick licensee for many years. Under the new structure, our products have been introduced into the Nordic countries, Russia and the Baltic States.
[Photograph of four employees and bottling line, omitted]
THE ASIA/PACIFIC MARKET ZONE

The Asia/Pacific Zone had a record year in sales and earnings.
Sales growth was well balanced among consumer, foodservice and industrial businesses. With many underdeveloped, but rapidly expanding markets, the Asia/Pacific Zone has high growth potential.


  This was one of the most exciting years or McCormick Australia since it became a wholly owned subsidiary 25 years ago. In addition to record sales and profits, McCormick Australia acquired the dessert business of Traders Pty. Ltd. This included the Aeroplane Jelly (gelatin) brand, one of the most well-known brands in Australia.

McCormick's strategy is to combine our expertise in flavorings with Traders brands to expand the dessert category overall. A major renovation of our Melbourne manufacturing facility was begun. It will enable us to serve our fast food and retail customers more effectively.

  McCormick and P.T. Rodamas of Jakarta, Indonesia, formed a new joint venture, P.T. McCormick Indonesia. The new company will manufacture and market spices, herbs, seasonings, condiments, and sauces. This is a major step to build a presence in a key country of more than 180 million people.

  This past year saw McCormick take strategic steps to capitalize on the enormous potential of the Chinese market. Our sales of consumer products in China continue to grow. Additionally, we are increasing our equity position in this joint venture, underscoring our optimism for growth in this emerging market.

MCCORMICK FLAVOR GROUP

The McCormick Flavor Group includes our industrial and fast food spice, seasoning and flavor businesses. It sells to food processors and major restaurant chains. Solid gains were made in sales and distribution. The Flavor Group, however, experienced margin pressure and an earnings decline as a result of increased operating and raw material costs and delay in passing these costs through in the form of price increases. Consequently, the Group fell short of financial objectives.

  In a move to improve efficiencies, the Corporate Research and Development Function and the McCormick Flavor Division Technical Function merged, allowing McCormick to capitalize on the synergies of the two groups and heighten the focus on customer support and new product development.

  The Flavor Group opened a 52,000-square-foot Atlanta Distribution Center. This facility will provide improved distribution services to customers in the Southeast United States while lowering warehouse and distribution costs for other McCormick units.

  McCormick Ingredients spice mill facility, celebrating its 10th anniversary, achieved the highest plant sanitation rating attainable from the American Institute of Baking.

  Outside the United States, the Flavor Group took steps to continue to grow our business. In Mexico, we acquired
Grupo Pesa, a leading seasoning supplier to Mexico's food processing industry. In India, we formed a joint venture with A.V. Thomas Group called AVT-McCormick Ingredients Ltd.
Located in Cochin, the new company will produce whole and ground naturally sterilized spices for direct shipment to Europe, the United States and other world markets. This acquisition is a strategic addition to our global supply network.

  Construction has also begun for a manufacturing facility in Guangzhou, China. It will produce sauces, syrups and toppings for major industrial and fast food customers. Production start-up is targeted for November 1995.

GILROY FOODS, INCORPORATED

Gilroy Foods, McCormick's agriculturally-based California subsidiary, reported improved results over last year's abnormally poor year. Sales and profits were up, but both failed to meet objectives. Price competition and higher than expected costs depressed margins. Additionally, delays in the start-up of Gilroy's new manufacturing facility in Egypt had an adverse profit impact.

  There was continued growth for SupHerb Farms, our joint venture with Daregal of France. Shipments of SupHerb's quick frozen herbs began this summer, and the response from our customers has been favorable.

  Gilroy Energy Company concluded its seventh successful year of operation.

PACKAGING GROUP

McCormick's Packaging Group, including Setco and Tubed Products, supplies plastic tubes and bottles to McCormick units and provides packaging for other customers in the pharmaceutical, cosmetics and food industries.

  Tubed Products grew faster than the market in its specialized niche and had another successful year. At its Oxnard, California and Easthampton, Massachusetts plants, tube manufacturing and decorating lines were added.

  In addition, the Company acquired Minipack Systems Limited of
Hampshire, United Kingdom. Minipack produces plastic sample containers.

  Results for Setco did not meet expectations. Price increases could not cover rapidly escalating raw material costs.
Additionally, the unit's Brooklyn, New York, facility experienced operational problems which impacted profits. Improvements late in the year should yield better results in 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Overview - 1994
The Company earned $.75 per share in fiscal year 1994. This is a decrease from the $.89 reported in 1993 and $1.16 in 1992. The Company's 1994 earnings were reduced by a comprehensive restructuring plan of its business operations causing a one-time charge to earnings of $.57 per share. Earnings per share for 1993 were reduced by a $.33 one-time charge for an accounting change. Earnings growth of 8% before restructuring in 1994 and the accounting change in 1993 was below the Company's earnings growth objective of 15%. Contributing to the lower growth ratewere price and cost pressure in the industrial business, competitive conditions in North American consumer products and higher interest expenses.

  Sales of $1.69 billion increased 9% over 1993. In 1993, consolidated sales increased 6% over 1992. Sales of unconsolidated operations in 1994 were $342 million, an increase of 10% over 1993. In 1993, these operations increased sales 16% over 1992.

  Return on equity declined to 12.8% versus 22.0% in 1993 and 23.3% in 1992. Return on equity in 1994 before the effect of the restructuring charge was 22.1%.

  Gross profit was 37.1% of net sales in 1994 versus 38.7% in 1993. Profit from operations was 7.6% in 1994 versus 11.6% in 1993. The restructuring charge discussed above, equal to 4.2% of net sales, accounted for the decline.

  Net income was 3.6% of net sales in 1994 versus 6.4% in 1993 and 6.5% in 1992.

  Dividends were increased in December 1993 to an annual rate of $.48 per share and again in December 1994 to $.52 per share. These dividend increases reflect management's continued confidence in the long-term outlook for the Company.

  Even in an environment of intense competition for shelf space and a focus on cost reduction and operating efficiencies within our industry, domestic consumer products reported higher sales and profits. This was a result of continued growth of product offerings on the perimeter of the grocery store, new products aimed at health-conscious consumers and price increases.

  The European Zone, aided by acquisitions, had excellent growth in sales and profits making 1994 a record financial year. Acquisitions in the United Kingdom, Switzerland and Finland added to our Number One position in the U.K. and the Swiss consumer markets and positioned us for growth in Scandinavia, Russia and Eastern
Europe.

  In Asia/Pacific, sales and operating profit grew significantly despite adverse economic conditions in some areas. The acquisition of the Aeroplane Jelly (gelatin) brand from Traders Pty. in the fourth quarter of 1994 added to the excellent performance.

  Most of our industrial businesses reported significant sales increases during 1994. The exception was our Food Service Division which lost sales volume as a result of consolidations in the warehouse club market. Our Gilroy Foods unit improved operating profit margins after a year in which higher onion costs materially reduced Gilroy's margins. Our industrial flavor and seasoning business had an excellent year in terms of sales growth as we became the supplier of choice with many of our industrial customers. However, gross margins came under pressure due to increased costs in several commodities. As a result, this business reported lower operating profit in 1994 compared to 1993.

  Sales at our packaging operations increased significantly in 1994. Profits were not up to expectations due in large part to temporarily higher costs associated with the integration of a 1993 acquisition. During 1994, the Company made its first packaging acquisition outside the United States with the purchase of Minipack Systems Limited in the United Kingdom.

  Earnings of our unconsolidated joint ventures decreased to $8 million in 1994 from $10 million in 1993. McCormick de Mexico, the largest of our unconsolidated joint ventures, incurred higher marketing expense in an intensely competitive marketplace in order to maintain market share.

  We are confident that our focus on increasing global market share, new products that meet changing consumer trends, cost containment, total quality, and superior customer service will continue to increase shareholder value.

CONSOLIDATED NET SALES ($ MILLIONS)

[At this point a bar graph entitled Consolidated Net Sales depicting consolidated net sales in millions of dollars for the fiscal years 1990 through 1994 appears and is represented by the following table]


YEAR                CONSOLIDATED NET SALES ($MILLIONS)

1990                          1,323
1991                          1,428
1992                          1,471
1993                          1,557
1994                          1,694



Sales

Consolidated         1994     1993      1992      1994    1993     1992

                        (in millions)         (percentage of total)
Americas         $  716.6     $  706.0 $  678.1    42.2%   45.4%    46.1%
Europe              238.4        201.2    201.0    14.1%   12.9%    13.7%
Asia/Pacific         33.4         26.2     28.0     2.0%    1.7%     1.9%
Industrial          524.7        456.5    422.8    30.9%   29.3%    28.7%
Packaging           141.7        124.9     97.2     8.4%    8.0%     6.6%
Total Food and
Packaging         1,654.8      1,514.8  1,427.1    97.6%   97.3%    97.0%
Gilroy Energy        40.0         41.8     44.3     2.4%    2.7%     3.0%
Total            $1,694.8     $1,556.6 $1,471.4   100.0%  100.0%   100.0%


Percentage Change         1994                         1993                          1992

                 Total   Volume    Price     Total     Volume    Price     Total     Volume    Price
                Change   Change    Change    Change    Change    Change    Change    Change    Change
Americas        1.5%     1.2%      0.3%      4.1%      4.7%      (0.6)%    (6.9)%    (7.4)%    0.5%
Europe         18.5%    14.9%      3.6%      0.1%      9.9%      (9.8)%    14.8%     11.0%     3.8%
Asia/Pacific   27.4%    27.8%     (0.4)%    (6.4)%    (3.4)%     (3.0)%     5.9%     10.6%    (4.7)%
Industrial     14.9%    13.7%      1.2%      8.0%      9.5%      (1.5)%    10.4%     12.8%    (2.4)%
Packaging      13.4%     9.9%      3.5%     28.6%     25.5%       3.1%     32.4%     34.3%     (1.9)%
Total Food and
Packaging       9.3%     8.0%      1.3%      6.2%      8.1%      (1.9)%     3.0%      3.1%     (0.1)%
Gilroy Energy  (4.1)%    0.8%     (4.9)%    (5.8)%    (4.3)%     (1.5)%     4.7%      4.3%      0.4%
Total           8.9%     7.8%      1.1%      5.8%      7.7%      (1.9)%     3.0%      3.1%     (0.1)%

SALES

Sales from consolidated operations grew by 9% in 1994 to a record level of $1.69 billion. Sales in 1993 of $1.56 billion increased 6% over 1992.

  Sales of the Americas Zone include our domestic consumer products business, the Food Service Division, Golden West Foods, and wholly owned subsidiaries in Canada, where the Club House brand is marketed, El Salvador, and Venezuela. This area is our largest and most mature market. It is also highly competitive, making distribution gains more challenging than in the past. Despite these difficult conditions, sales were up modestly for 1994, with gains similar to 1993. New products introduced by McCormick/Schilling that follow consumer eating trends to more ethnic, value-added, and healthy foods contributed to sales growth. We also introduced new products into the categories that occupy the perimeter of the grocery store which is the most heavily traveled part of the store. Old Bay Fat Free Tartar & Cocktail Sauces and Golden Dipt Fat Free Marinades target both the health trend and the perimeter marketing strategy. Food Service sales to distributors increased at a rate greater than the market. However, these gains were offset by distribution losses to warehouse clubs as that market channel continued to consolidate. McCormick Canada showed healthy growth in a flat market due to the introduction of new products and expanded distribution. The operations in El Salvador and Venezuela had exceptional years with a combined increase greater than our Corporate objective.

  We will continue to support a strategy of introducing new products into the higher traffic areas of the grocery store as well as new products that meet changing consumer eating trends. As with last year, high levels of discounts and allowances are being required to defend our distribution base. We are firmly committed to strengthen our leadership position, support the McCormick brand and aggressively pursue market share in a highly competitive environment that is likely to continue in 1995.

  Sales in the European Zone grew significantly, with contributions from acquisitions made during 1994 in Finland, Switzerland and the U.K. Our retail business in the U.K. added line extensions to the very successful Creamy Pepper dry pour-over sauce, which has become one of the highest selling items under the Schwartz label. The acquisition in Finland has gained new distribution in the Baltic States and Russia.

  Asia/Pacific sales grew to record levels in 1994 as sales to fast food operators were a significant factor in this growth. The acquisition of the Aeroplane Jelly brand in the fourth quarter also contributed, and adds a new category, desserts, to our product offerings in the region.

  Industrial sales were up in 1994 due to our continued success with leading restaurant chains and food processing companies. Our full array of products from basic ingredients to highly sophisticated flavors, plus a reputation for service, quality and product development, make us the supplier of choice with our customers. These capabilities have led to success in supplying seasonings for a number of new salty snack products as well as the highly successful rotisserie chicken products offered by many restaurants. Also adding to our growth is the fact that our customers are consolidating their suppliers in an attempt to reduce costs. Due to our "one-stop shopping" capabilities, we are increasing our volumes with them.

  Our packaging business grew in 1994 due to market growth and increased penetration of those markets. We have added production lines at Tubed Products' facilities and entered into the international market with the acquisition of Minipack Systems in the United Kingdom. Minipack produces sample size replicas of branded products. This acquisition complements our portfolio of high value-added, niche packaging products. These investments will enable us to continue to provide customers with high quality, specialty packaging.

  Consolidated sales in 1993 were 6% ahead of sales in 1992. This increase came primarily from the sales of flavor systems and seasonings for new consumer products launched by our industrial customers. The acquisition of Admiral Plastics' bottle business and new products in the consumer products business that serve the consumer demand for variety and convenience also contributed to growth in 1993.

  Unconsolidated sales from our joint venture units reached $342 million, a 10% increase over 1993. In 1993, sales from joint ventures were 16% ahead of 1992. We look to joint ventures as an important vehicle to grow our business around the world and will continue to develop them to take advantage of opportunities on a global basis.
  In 1994, our consolidated sales increased 9% over 1993, which is an improvement over the compounded growth rate over the last three years of 6%. We believe, however, the objective of 10% is attainable over time for the following reasons:

Domestic consumer products, largest of our businesses in the Americas Zone, operates in a mature market with changing consumer preferences for convenience, value and variety. New products were introduced in 1994, and more will be offered in 1995 to meet these needs. The trend to more highly seasoned ethnic foods continues, and we will target new product development here as well. We have seen excellent results from our "perimeter of the store" marketing strategy and will focus promotional activity in this area to increase usage of products in this category. We plan to support the McCormick brand aggressively in order to maintain our premiere status in our market.

Our Canadian subsidiary, selling under the Club House brand, operates in much the same environment as our domestic consumer products business. We will use the same strategy of providing the consumer convenience, value and variety to increase sales in this operating unit. We will also seek niche acquisitions to enhance this business.

The European Zone will take advantage of recent acquisitions in the U.K., Switzerland and Finland to increase our sales in the U.K.,the European continent, Russia, and the Baltic countries. The acquisitions in the U.K. have solidified our presence in all three market channels consumer, foodservice and industrial and have given us an opportunity in the packaging industry for the first time.

Asia/Pacific provides tremendous opportunity for growth. Increasing disposable income in the emerging economies of China and Indonesia enables consumers to buy branded spices that are conveniently packaged and offer a higher level of quality. We have positioned ourselves in this region through joint ventures and wholly owned subsidiaries to take advantage of growth opportunities.

Our industrial business unit had sales growth that was well over our Corporate objective of 10%. Our customers are major food processors and restaurant chains who demand the product development, service, quality, and technical resources that we can provide. We are able to offer them a combination of superior capabilities and one-stop shopping for all their ingredient and flavor requirements. We believe our reputation as a quality supplier and our singular status as a full-line ingredient and flavor house will enable us to grow the industrial business at a rate that exceeds the Corporate sales growth objective.

In 1994, we made our first international acquisition in the specialized packaging niche we serve. We believe future growth will come from further domestic market penetration and expansion of newly acquired Minipack's capabilities in the U.S. market. We expect this business to grow at a rate near our Corporate objective.


EARNINGS

                   1994     1993    1992    1994    1993    1992
                        (in millions)       (percentage of sales)

Gross profit       $628.2   $603.2  $584.0  37.1%   38.7%   39.7%
Restructuring
 charge              70.4                    4.2%
Profit from
 operations         128.2    180.5   167.2   7.6%   11.6%   11.4%
Income before
 taxes               87.0    149.9   138.3   5.1%    9.6%    9.4%
Net income before accounting
  change             61.2     99.7    95.2   3.6%    6.4%    6.5%
Net Income           61.2     73.1    95.2   3.6%    4.7%    6.5%
Earnings per share before
  accounting change   .75     1.22    1.16
Earnings per share $  .75   $  .89  $ 1.16



EARNINGS

Our objective is to grow earnings per share (EPS) at 15% per year over time. Total earnings per share in 1994 were $.75. EPS in 1993 was $.89 and $1.16 in 1992. The Company's 1994 earnings were reduced by a comprehensive restructuring plan of its business operations causing a one-time charge to earnings of $.57 per share. Earnings per share in 1993 were reduced by a $.33 one-time charge for an accounting change. In addition, in 1993 higher onion costs at our Gilroy Foods unit and the higher federal corporate income tax rate negatively impacted earnings.

  In 1994, we experienced increasing competitive intensity in most of the markets in which we do business. Pressure on margins is being felt at all levels of distribution of the food industry. We believe that this business environment is not likely to change in the near term. Consequently, we announced in October a comprehensive restructuring of our business operations, including plant consolidations, functional and departmental consolidations and staff reductions. This action was taken after months of careful evaluation and planning with participation from all business units and staff functions. Opportunities were identified to consolidate certain manufacturing facilities and administrative activities to eliminate redundancies and improve productivity and efficiency. We believe these actions support our mission to expand our worldwide leadership position in the spice, seasoning and flavoring markets and will position us to achieve our stated financial objectives. We are undertaking this action now, while sales and earnings growth is strong, to position our Company for the future and stay ahead of the competition. The specific actions that will be taken are as follows:

A reduction of approximately 600 positions or 7% of our worldwide workforce through position eliminations and a voluntary special retirement program. The majority of these positions will be eliminated over the next six months,

Closing the McCormick Flavor Group's production facility in Hayward, California, and consolidating products manufactured there with production at our facility in Salinas, California,

Closing the Food Service Division's plant in Hunt Valley, Maryland, and transferring production to the consumer products plant in Hunt Valley,

Realignment of some of our operations in the U.K.,

Golden West Foods, Inc., our frozen food subsidiary in Bedford, Virginia, will be offered for sale, and

Consolidation of certain administrative activities to reduce redundancy and paperwork.

  The consolidation of facilities and administrative activities will be accomplished over the next two years.

  Strong consideration was given to the impact on our employees. The voluntary special retirement program will create openings to absorb some of the displaced employees. We have also provided enhanced severance benefits as well as transition and outplacement services.

  The restructuring charges totaled $70 million before tax and $46 million after tax. Cash expenditures associated with the restructuring program, net of tax benefits to be received, total $53 million, of which $42 millionare in capital expenditures. Approximately $31 million will be required in 1995 and $22 million in 1996. The Company will fund the cash required by the restructuring program through income tax benefits from the plan, working capital reductions and by limiting total capital spending. As a result, implementation of the restructuring plan is not expected to have a material effect on the liquidity of the Company.

  The savings from the plan are expected to begin late in 1995 and will be used to invest in the Company's brands through product development and consumer promotional activity, maintain low-cost producer status in our core businesses, and support our global expansion strategy. These programs should enable the Company to achieve its financial objectives over time.

  Our earnings in 1994 were impacted by three significant factors in addition to the restructuring. These were as follows: first, lower margins in our industrial flavor and seasoning business due in part to higher domestic commodity costs in vegetable oil, wheat flour and dairy products and the lag time in being able to pass these through in the form of price increases; second, our joint venture in Mexico continued to experience challenges to their leading position in mayonnaise and associated products which was defended vigorously with high levels of promotional spending; and third, an increase in interest expenses that resulted from rising short-term rates and higher levels of debt.

  Gross margins declined to 37.1% in 1994 from 38.7% in 1993. This is due in part to the changing mix of our sales as lower gross margin industrial sales increase at a faster rate than consumer product sales. The margins were also lower due to the difficulty in passing on the higher commodity costs to our industrial customers. We believe this situation is temporary, and margins in our industrial flavor and seasoning business should improve in 1995.

  Profit from operations decreased to 7.6% of sales and includes the restructuring charge of $70 million, which is 4.2% of sales. Excluding the restructuring charge, profit from operations in 1994 was 11.8%. Operating profit margins in 1993 and 1992 were 11.6% and 11.4%, respectively. Before the restructuring charge, these margins show a positive trend, even as gross margins decline. This is due to our continuing efforts to control expenses and eliminate non-value added costs throughout the Company.

  Interest expense increased to $38.7 million in 1994 versus $31.1 million in 1993. This was caused by rising interest rates and higher debt levels. Debt was used to finance acquisitions in 1994 which totaled $83 million.

Higher working capital was partially caused by inventory build-up as we re-engineered our consumer products plant in Hunt Valley, Maryland, and made strategic purchases of certain commodities which are expected to rise in cost and/or be in short supply in 1995.

  Unconsolidated income from joint ventures decreased to $8 million in 1994, down from $10 million in 1993. As mentioned above, our joint venture in Mexico reported significantly lower earnings due to an investment in a marketing campaign to defend market share. Joint ventures will provide opportunities for earnings growth in the future, and we will continue to develop ventures on a global basis.

  Earnings per share in 1993 were $.89 compared to $1.16 in 1992. Earnings in 1993 were impacted by the following factors: first, operating margins at Gilroy Foods were lower during the first three quarters of the year due to high onion costs; second, adoption of SFAS No. 106 reduced earnings $.33 per share; and third, the higher federal corporate income tax rate reduced earnings per share by $.03.

  The Company remains committed to the achievement of 15% earnings growth over time. However, in the near term, achieving the objective remains a challenge due to the intensely competitive domestic and international markets and the expectation for a continued low inflationary environment. In order to accomplish our objective over time, we must:

Achieve sales growth of 10%,
Successfully implement the restructuring plan. Success will be measured by:
Efficiencies gained in the consumer products plants in Salinas, California, and Hunt Valley, Maryland, after consolidation with the Hayward, California, facility and the Food Service plant in Hunt Valley,
Cost reduction in the U.K. operations as facility modernization and realignment is implemented,
Productivity gains in administrative functions, and
Increased growth of McCormick branded products.
Continue our total quality process which empowers employees to seek process improvement continuously and to act in the best interests of customers and shareholders,
Focus capital spending on projects that will maintain our low-cost producer status on a worldwide basis,
Continue to remove costs from the system through our global sourcing and supply chain management programs, and
Increase contributions from our unconsolidated joint ventures.

  We do not believe that current projected rates of inflation will have a material effect on our operating results.

  During the year, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits." This standard requires that employers accrue a liability for their obligation to provide postemployment benefits as employees earn the right to receive them, provided that payment of the benefits is probable and the amount of the benefits can be reasonably estimated. The effect of this accounting change was not material on the Company's financial statements. In 1993, the Company adopted SFAS No.106, "Employers' Accounting for Postretirement Benefits Other than Pensions." This accounting change resulted in a one-time, non-cash charge of $26.6 million after tax or $.33 per share. Additionally, this accounting method resulted in an increase in the ongoing after-tax cost of postretirement benefits of $2.2 million or $.03 per share.

LIQUIDITY

                                   1994       1993     1992

                                         (in millions)

Net income                         $ 61.2    $ 73.1    $ 95.2
Restructuring charge                 70.4
Accounting change for
 postretirement benefits                       26.6
Depreciation and other
 non-cash charges                    28.8      39.4      31.5
Dividends received from
 unconsolidated subsidiaries          3.3      10.4       5.6
Change in operating assets
 and liabilities                    (91.2)    (68.9)    (15.0)
Cash flow from operations          $ 72.5    $ 80.6    $117.3

Current ratio                         1.1       1.4       1.1


LIQUIDITY

The Company's current ratio was 1.1 at yearend compared to 1.4 and
1.1 at the end of 1993 and 1992, respectively. The decrease is attributable to the rise in short-term debt that was used as the financing vehicle for acquisitions made during 1994 and the increase in inventory levels during the year. The Company's current ratio does not represent a complete measure of the cash resources available to finance operating requirements. We maintain relationships with a number of domestic and foreign banks that provide committed credit facilities of $300 million which increase our liquidity. These facilities were not in use at yearend.

  Overall cash flows from operations were reduced by approximately $8 million from 1993 due to an increase in operating assets. This was primarily a result of an increase in inventory levels during the reengineering of the Hunt Valley, Maryland, consumer products facility and strategic purchases of commodities expected to increase in price or be in short supply in 1995. Inventory turnover rate was 3.0 in 1994; 3.1 in both 1993 and 1992. Accounts receivable were also higher due primarily to the timing of sales in November as more sales occurred in the latter part of the month and were not collected at November 30.

  The Company is subjected to foreign currency translation risks at all of its subsidiaries and affiliates located outside the United States, principally in the United Kingdom, Canada, Australia, and Mexico. Increases or decreases in the value of the applicable foreign currency relative to the U.S. dollar have the impact of increasing or decreasing the reported net assets of foreign subsidiaries and reported net investments in foreign affiliates. Management periodically enters into forward contracts for the delivery of foreign currencies to hedge certain of its exposures to these increases or decreases. Had these hedges not been in place, net assets would have increased or (decreased) by $1.7 million in 1994, $0 in 1993 and $(4.9) million in 1992. At November 30,
1994, the Company's only outstanding forward contract was a hedge against a portion of its net investments in Mexico. In addition, during the latter part of 1994, the Company's United Kingdom and Australian subsidiaries have utilized local borrowings to limit their net asset exposure.

  The Company is also exposed to foreign exchange risk for transactions that are denominated in other than the applicable local currency. Such transactions that are significant to the Company are hedged with forward exchange contracts. The impact of this risk and the related hedging activity was not material to the Company during the three-year period ended November 30, 1994. The Company's exposure to foreign exchange risk from unsettled transactions at November 30, 1994, is not considered to be material.

  In December 1994, and January 1995, the Mexican peso was devalued by approximately 35%. This devaluation will require an unfavorable adjustment in 1995 to shareholders' equity of approximately $14 million. Management does not expect the impact of the devaluation at this level to have a material effect on earnings in the future.

RETURN ON EQUITY

Return on equity (ROE), calculated by dividing net income from continuing operations by average shareholders' equity, was 12.8% versus 22.0% in 1993 and 23.3% in 1992. The restructuring charge is the primary reason for the decline in ROE. ROE before the impact of the restructuring charge on net income and equity was 22.1%.

  Management is committed to achieving our ROE objective of exceeding 20% and has implemented programs to improve margins and increase asset utilization. Margin improvement will be accomplished by the following:

Operational efficiencies through implementation of the restructuring plan,
Emphasis on capital investments in plant and equipment that will maintain our low-cost producer status, and Continued emphasis on total quality and global sourcing to improve performance and customer service.

  Asset utilization will be improved with our efforts in the following areas:

Consolidation of the manufacturing facilities as part of the restructuring plan to increase capacity utilization, Increasing the significance of working capital management in our incentive compensation program, and
Disposal of those assets that are not meeting our return objectives.

CAPITAL STRUCTURE/DEBT FINANCING

Our objective is to maintain total debt to total capital at 40% or less, excluding non-recourse debt.

  Total debt to total capital, excluding non-recourse debt of $57.6 million associated with Gilroy Energy Company, was 52.0% at yearend versus 44.3% in 1993 and 37.4% in 1992.

  During 1994, acquisitions and capital expenditures remained at a relatively high level. Working capital requirements, particularly inventory, as discussed previously, increased above 1993. These are the primary factors causing the Company to exceed its objective.

  Management is implementing programs to bring our debt/capital ratio within our objective over time. The principal program is to reduce inventories significantly. This is a major priority for operating management and is included in a revised management incentive program as an important component of incentive pay.

  In 1994, the Company's long-term debt rating of "A" was reaffirmed by both major debt-rating services. Operating cash flows remain strong and should be sufficient to cover capital expenditures and dividend payouts in 1995.

  During 1994, the Company issued the remaining $120 million in medium-term notes under the $150 million program authorized in 1993. Notes issued in 1994 under the program have expiration dates ranging from 2004 to 2024 at rates of 6.24% to 8.12%. At yearend, $150 million of the notes had been issued with expiration dates ranging from 2004 to 2024 at rates of 5.78% to 8.12%. The notes due in 2024 have put options with notification dates in 2004.

  In June 1993, the Company authorized an additional 2 million share repurchase program which was approximately 33% complete at fiscal yearend.

CAPITAL EXPENDITURES ($ MILLIONS)

[At this point a bar graph entitled Capital Expenditures and depicting property additions and depreciation in millions of dollars for the fiscal years 1990 through 1994 appears and is represented by the following table]


YEAR      PROPERTY ADDITIONS            DEPRECIATION
              ($MILLIONS)               ($MILLIONS)

1990           58                            33
1991           73                            37
1992           79                            40
1993           76                            47
1994           88                            57


CAPITAL EXPENDITURES

Capital expenditures were $88 million in 1994 versus $76 million in 1993 and $79 million in 1992. The majority of our capital spending is oriented toward projects that increase efficiency and improve yields or expand capacity. Major capital spending projects in 1994 included the following:

Installation of new bottle and tube equipment to support new business in our packaging group,

Reengineering of the Hunt Valley consumer packaging operation to reduce costs, fully automate case packing and improve throughput,

Initial phases of construction of a new facility in Guangzhou, China, to produce sauces, syrups and toppings for major industrial and fast food customers,

Upgrading of existing facility and installation of wet sauce process and packaging equipment at McCormick Australia,

Installation of a thermal energy storage system to increase power output at Gilroy Energy, and

Expansion of capacity and efficiency improvements at our Toronto industrial seasoning plant.

  We will continue to pursue capital spending projects which will add profitable growth and help ensure our position as a low-cost producer. We anticipate that capital spending in 1995, including capital associated with our restructuring plan, will be at the same level as recent years.

DIVIDENDS

Dividends have increased 13 times since 1987 and have risen at a compounded rate of 21%. Total dividends paid during fiscal 1994 were $39.0 million versus $35.6 million in 1993 and $30.4 million in 1992. In December 1993, the Board of Directors authorized an increase in the annual dividend rate from $.44 per share to $.48 per share. The quarterly dividends paid during the past three years are summarized below.

DIVIDENDS PAID PER SHARE (DOLLARS)

[At this point a bar graph depicting dividends paid per share for the fiscal the fiscal years 1990 through 1994 appears and is represented by the following table]


YEAR                     DIVIDENDS PAID PER SHARE (DOLLARS)

1990                                    .23
1991                                    .28
1992                                    .38
1993                                    .44
1994                                    .48


                         1994           1993           1992

First Quarter            $.12           $.11           $.09
Second Quarter            .12            .11            .09
Third Quarter             .12            .11            .10
Fourth Quarter            .12            .11            .10
Total                    $.48           $.44           $.38

  In December 1994, the Board of Directors approved an increase in the quarterly dividend from $.12 to $.13 per share, an 8% increase. Our objective is to pay dividends equal to 25-35% of current net income to shareholders of common stocks.

PRICE RANGE OF COMMON STOCK

The high and low closing prices of common stock during fiscal quarters as reported on the NASDAQ national market follow:

                                   1994                1993
Quarter ended                 High      Low       High      Low

February 28                   $24.75    $21.00    $30.25    $24.75
May 31                         23.50     20.00     26.00     22.50
August 31                      22.50     17.75     24.75     20.50
November 30                    20.38     17.75     26.25     21.63



Historical Financial Summary

                                          (dollars in millions except per-share data)

OPERATING RESULTS       1994    1993    1992    1991    1990    1989    1988    1987     1986   1985
Net sales               1,694.8 1,556.6 1,471.4 1,427.9 1,323.0 1,246.1 1,220.3 1,078.5  975.7  873.0
Cost of goods sold      1,066.6   953.4   887.4   886.6   838.2   805.9   812.6   710.2  637.4  564.5
Gross profit              628.2   603.2   584.0   541.3   484.8   440.2   407.7   368.3  338.3  308.5
Selling, general & admin.
exp.                      429.6   422.7   416.8   395.8   357.7   338.2   312.9   305.2  271.3  247.9
Restructuring charge       70.4
Operating profit          128.2   180.5   167.2   145.5   127.1   102.0    94.8    63.1   67.0   60.6
Interest & other
income/exp.               (41.2)  (30.6)  (28.9)  (30.6)  (22.8)  (23.5)  (31.0)  (22.5) (23.5) (21.4)
Income before income
taxes                      87.0   149.9   138.3   114.9   104.3    78.5    63.8    40.6   43.5   39.2
Provision for income
taxes                     (33.7)  (60.5)  (53.0)  (42.8)  (38.6)  (29.5)  (27.8)  (16.6) (19.4) (18.1)
Income - consolidated
ops.                       53.3    89.4    85.3    72.1    65.7    49.0    36.0    24.0   24.1   21.1
Income - unconsolidated
ops.                        7.9    10.3     9.9     8.8     3.7     3.5     (.4)     .4     .3     .5
Income - continuing
ops.                       61.2    99.7    95.2    80.9    69.4    52.5    35.6    24.4   24.4   21.6
Income - discont. real
estate ops.(F1)                                                    83.0      .7     6.2    5.3    6.2
Accounting changes(F2)            (26.6)                                    6.4
Net income                 61.2    73.1    95.2    80.9    69.4   135.5    42.7    30.6   29.7   27.8

Gross profit margin        37.1%   38.7%   39.7%   37.9%   36.6%   35.3%   33.4%   34.1%  34.7%  35.3%
Operating profit margin     7.6%   11.6%   11.4%   10.2%    9.6%    8.2%    7.8%    5.9%   6.9%   6.9%
Profit margin -
consolidated                3.1%    5.7%    5.8%    5.1%    5.0%    3.9%    3.0%    2.2%   2.5%   2.4%
Percent change over prior year
Net sales                   8.9%    5.8%    3.0%    7.9%    6.2%    2.1%   13.2%   10.5%  11.8%  10.7%
Income - continuing ops.  (38.6)%   4.7%   17.7%   16.6%   32.1%   47.5%   45.9%     .0%  13.0% (21.7)%
Effective tax rate         38.8%   40.4%   38.3%   37.2%   37.0%   37.6%   43.6%   40.9%  44.6%  46.2%

LIQUIDITY

Depreciation and
amortization               62.5    50.5    43.8    40.5    36.6    34.8    29.8    30.4   24.5   23.5
Capital expenditures       87.7    76.1    79.3    73.0    58.4    53.4    50.4    81.7   82.9   41.3
Current ratio               1.1     1.4     1.1     1.2     1.3     1.7     1.4     1.4    1.4    1.3

CAPITAL STRUCTURE

Current debt              211.9    82.6   120.5    76.7    30.4    20.3    49.5    76.7   51.9   56.5
Long-term debt            318.8   288.8   141.3   145.8   148.2   147.2   166.1   139.5  102.2   94.8
Non-recourse debt          57.6    59.7    61.8    63.3    63.3    63.3    63.3    58.6   24.6
Total debt                588.3   431.1   323.6   285.8   241.9   230.8   278.9   274.8  178.7  151.3
Shareholders' equity      490.0   466.8   437.9   389.2   364.4   346.2   294.3   280.6  271.6  261.1
Total capital           1,078.3   897.9   761.5   675.0   606.3   577.0   573.2   555.4  450.3  412.4
Total assets            1,555.7 1,313.2 1,130.9 1,037.4   946.9   864.5   846.4   776.5  648.1  582.4
Return on equity -
continuing ops.            12.8%   22.0%   23.3%   21.8%   20.4%   15.5%   14.6%   11.1%  11.9%  11.9%
Return on equity -
total                      12.8%   17.0%   23.3%   21.8%   20.4%   40.0%   14.6%   11.3%  11.3%  11.3%
Percent debt to total
capital                    54.6%   48.0%   42.5%   42.3%   39.9%   40.0%   48.7%   49.5%  39.7%  36.7%
Debt to capital excluding
  non-recourse debt        52.0%   44.3%   37.4%   36.4%   32.9%   32.6%   42.3%   43.5%  36.2%  36.7%

PER COMMON SHARE(F3)

Income - continuing ops.     .75    1.22    1.16     .98     .83     .60     .38      .26   .25    .22
Income - discont. real
estate ops.(F1)                                                      .94     .01      .06   .06    .06
Income before accounting
changes                      .75    1.22    1.16     .98     .83    1.54     .39      .32   .31    .28
Accounting changes(F2)              (.33)                                    .07
Total earnings               .75     .89    1.16     .98     .83    1.54     .46      .32   .31    .28

EPS growth from
continuing ops.              (39)%     5%     18%     18%     38%     58%     46%       4%   14% (21)%
Book value                  6.03    5.70    5.45    4.88    4.56    4.18    3.27     3.00  2.83   2.68
Common dividends
declared(F4)                 .49     .45     .40     .31     .24     .19     .14      .13   .11    .11
Market closing price:
          High             24.75   30.25   28.75   22.88   13.38   12.50    7.25     6.44  5.66   4.75
          Low              17.75   20.40   20.63   11.88    9.13    6.31    3.85     4.10  4.16   3.85

Dividend payout
ratio(F5)                  36.4%   36.1%   32.8%   28.6%   28.9%   30.8%   36.5%    38.5%  37.4%  38.6%

Average shares outstanding
And equivalents (000's)   81,240  81,766  81,918  82,396  83,720  87,772  93,068   94,408 96,848 98,000


F1  The Company disposed of its wholly owned real estate subsidiary in 1989.
F2  In 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other
    than Pensions," and in 1988, it adopted SFAS No. 96, "Accounting for Income Taxes."
F3  All share data adjusted for 2-for-1 stock splits in January 1992, January 1990 and April 1988.
F4  Includes fourth quarter dividends for the years 1986 and 1988-1993, which were declared in December of each of those years.
F5  Dividend payout ratio does not include gain on sale of discontinued real estate operations, cumulative effect of accounting changes and restructuring charge.


[Photograph of various Company products, and other objects, omitted]




Consolidated Income
                                    Year ended November 30
                         1994           1993           1992
                              (in thousands except per-share data)

Net sales                $1,694,772     $1,556,566     $1,471,369
Cost of goods sold        1,066,573        953,409        887,394

Gross profit                628,199        603,157        583,975

Selling, general and
administrative expense      429,518        422,700        416,788
Restructuring charge         70,445

Profit from operations       128,236        180,457        167,187

Other income                   6,175          6,397          8,778
Interest expense              38,659         31,102         30,895
Other expense                  8,774          5,862          6,757

Income before income taxes    86,978        149,890        138,313
Provision for income taxes    33,750         60,500         53,000

Income from consolidated
operations                    53,228         89,390         85,313

Income from unconsolidated
operations                     7,929         10,290          9,904

Net income before cumulative
effect on prior years of
accounting change             61,157         99,680         95,217

Cumulative effect on prior years of accounting change
  for postretirement benefits               (26,626)

Net Income               $    61,157      $   73,054     $  95,217

Earnings per common share
  Before cumulative effect
  of accounting change   $       .75      $    1.22      $    1.16
  Cumulative effect on
  prior years of accounting
  change                                       (.33)
Earnings per common share $      .75      $     .89      $    1.16


See Notes to Financial Statements, pages 27-35


CONSOLIDATED BALANCE SHEET

                                     November 30
Assets                        1994                1993
                                    (in thousands)

Current assets
  Cash and cash equivalents   $    15,566         $    12,838
  Receivables
   Trade                           189,915            158,904
   Other                            21,416             18,727
   Allowance for losses             (2,520)            (2,530)
                                    208,811           175,101

  Inventories
   Finished products and
   work-in-process                  249,054           215,538
   Raw materials and supplies       125,413           105,713
                                    374,467           321,251

  Prepaid expenses                   15,343            17,960
  Deferred income taxes              43,470            13,003
   Total current assets             657,657           540,153

Investments                          62,410            45,728

Property, plant and equipment
  Land and improvements               30,461           28,566
  Buildings and improvements         211,456          199,621
  Machinery and equipment            557,833          494,143
  Construction in progress            37,307           32,492
                                     837,057          754,822

  Less accumulated depreciation
  and amortization                   332,458          289,212
   Property, plant and equipment
   - net                             504,599          465,610

Excess cost of acquisitions - net    196,166          130,638
Prepaid allowances                   143,181          126,399
Other assets                           4,686            4,706
Goodwill, trademarks, formulae, etc.       1                1
Human relations                            1                1
                                  $1,568,701       $1,313,236


See Notes to Financial Statements, pages 27-35




                                             November 30
Liabilities and Shareholders' Equity    1994           1993
                                             (in thousands)

Current liabilities
Notes payable                           $   202,542    $    76,389
Current portion of long-term debt            11,532          8,299
Outstanding checks                           17,955         25,401
Trade accounts payable                      128,236        113,884
Accrued payroll                              30,424         29,781
Accrued sales allowances                     38,373         31,240
Accrued restructuring costs                  50,334
Other accrued expenses and liabilities      107,125         90,980
Income taxes                                 14,307         16,893
Total current liabilities                   600,828        392,867

Long-term debt                              374,288        346,436

Deferred income taxes                        19,229         39,006

Employee benefit liabilities                 68,375         63,875

Other liabilities                            16,017          4,231
Total liabilities                         1,078,737        846,415


Shareholders' equity
Common Stock, no par value; authorized 160,000,000
shares; issued and outstanding:
1994 - 13,279,000 shares,
1993 - 14,562,000 shares                     50,006         53,470
Common Stock Non-Voting, no par value;
authorized 160,000,000 shares; issued
and outstanding: 1994 -
67,927,000 shares, 1993 -
66,437,000 shares                           101,697         93,047
Retained earnings                           343,285        330,327
Foreign currency translation adjustments     (5,024)       (10,023)
Total shareholders' equity                  489,964        466,821

Commitments and contingent liabilities   $1,568,701     $1,313,236


See Notes to Financial Statements, pages 27-35


CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                              Common         Retained       Currency       Translation
Changes in Amounts            Stocks         Earnings       Adjustments    Total
                                        (in thousands except per-share data)
Balance, December 1, 1991 .   $100,257       $280,572       $   8,374      $389,203
Net income. . . . . . . . .                    95,217                        95,217
Dividends declared ($.38/share)               (30,435)                      (30,435)
Currency translation adjustments                              (11,890)      (11,890)
Shares purchased. . . . . .     (4,633)       (26,643)                      (31,276)
Shares issued . . . . . . .     27,119                                       27,119
Balance, November 30, 1992.    122,743        318,711          (3,516)      437,938

Net income. . . . . . . . .                    73,054                        73,054
Dividends declared ($.44/share)               (35,553)                      (35,553)
Currency translation adjustments                                (6,507)      (6,507)
Other adjustments . . . . .                    (3,066)                       (3,066)
Shares purchased. . . . . .     (3,580)       (22,819)                      (26,399)
Shares issued . . . . . . .     27,354                                       27,354
Balance, November 30, 1993.    146,517        330,327          (10,023)     466,821

Net income. . . . . . . . .                    61,157                        61,157
Dividends declared ($.48/share)               (39,000)                      (39,000)
Currency translation adjustments                                 4,999        4,999
Other adjustments . . . . .                       842                           842
Shares purchased. . . . . .       (920)       (10,041)                      (10,961)
Shares issued . . . . . . .      6,106                                        6,106
Balance, November 30, 1994.   $151,703       $343,285       $  (5,024)     $489,964


CHANGES IN SHARES ISSUED AND OUTSTANDING               Common
                                             Common    Non-Voting

                                                  (in thousands)

Balance, November 30, 1991. . . . . . .      14,441   65,241
Purchased and retired . . . . . . . . .        (393)    (861)
Issued. . . . . . . . . . . . . . . . .       1,073      807
Equal exchange. . . . . . . . . . . . .        (764)     764
Balance, November 30, 1992. . . . . . .      14,357   65,951

Purchased and retired . . . . . . . . .        (286)    (676)
Issued. . . . . . . . . . . . . . . . .         791      862
Equal Exchange. . . . . . . . . . . . .        (300)     300
Balance, November 30, 1993. . . . . . .      14,562   66,437

Purchased and retired . . . . . . . . .        (111)    (300)
Issued. . . . . . . . . . . . . . . . .         281      337
Equal exchange. . . . . . . . . . . . .      (1,453)   1,453
Balance, November 30, 1994. . . . . . .      13,279   67,927

See Notes to Financial Statements, pages 27-35


CONSOLIDATED CASH FLOWS
                                                            Year ended November 30
                                                  1994           1993           1992
                                                            (in thousands)
Cash flows from operating activities
  Net income. . . . . . . . . . . . . . . .       $ 61,157       $ 73,054       $ 95,217
  Adjustments to reconcile net income to net
  cash provided by operating activities
   Restructuring charges. . . . . . . . . .         70,445
   Cumulative effect of accounting change .                        26,626
   Depreciation and amortization. . . . . .         62,540         50,522         43,839
   Provision for deferred income taxes. . .        (27,095)        (1,077)          (706)
   Loss/(gain) on sales of assets . . . . .          1,305            201         (1,779)
   Share of income from unconsolidated operations   (7,929)       (10,290)        (9,904)
   Changes in operating assets and liabilities net of effects from businesses acquired or sold
     Receivables (increase)/decrease. . . .        (24,895)       (26,293)         1,446
     Inventories (increase) . . . . . . . .        (41,011)       (34,089)       (14,795)
     Prepaid expenses (increase)/decrease .          2,621          1,719            (64)
     Prepaid allowances (increase). . . . .        (16,914)       (15,763)        (8,577)
     Other assets (increase)/decrease . . .         (1,028)          (393)           209
     Outstanding checks increase/(decrease)         (7,446)         1,252        (10,068)
     Accounts payable increase. . . . . . .          5,597          7,117         15,408
     Accrued payroll increase/(decrease). .            643         (1,884)         2,276
     Accrued sales allowances increase/(decrease)    7,133          4,358         (1,378)
     Other accrued expenses and liabilities
     increase/(decrease)                             8,078         (4,070)       (10,319)
     Income taxes payable increase/(decrease)      (26,763)        (6,185)         5,065
     Other non-current liabilities increase          2,694          5,379          5,820
  Dividend received from unconsolidated affiliate    3,345         10,391          5,635
   Net cash provided by operating activities        72,477         80,575        117,325

Cash flows from investing activities
  Acquisitions of businesses. . . . . . . .        (82,573)       (75,915)       (43,703)
  Purchases of property, plant and equipment       (87,676)       (76,063)       (79,345)
  Proceeds from sale of assets. . . . . . .            152          1,461          5,726
  Proceeds/(payments) on settlement of forward
  exchange contracts                                (1,894)         9,288
  Other investments . . . . . . . . . . . .        (12,035)        (3,823)        (3,965)
   Net cash (used in) investing activities.       (184,026)      (145,052)      (121,287)

Cash flows from financing activities
  Notes payable increase. . . . . . . . . .          7,023         85,159         69,075
  Long-term debt borrowings . . . . . . . .        165,692         38,535          4,714
  Long-term debt repayments . . . . . . . .        (15,012)       (10,002)       (34,954)
  Stocks issued . . . . . . . . . . . . . .          6,106         27,354         27,077
  Stocks acquired by purchase . . . . . . .        (10,961)       (26,399)       (31,276)
  Dividends paid. . . . . . . . . . . . . .        (38,997)       (35,551)       (30,431)
   Net cash provided by financing activities       113,851         79,096          4,205

Effect of exchange rate changes on cash
and cash equivalents                                   426         (3,587)        (4,461)
Increase/(decrease) in cash and cash equivalents     2,728         11,032         (4,218)
Cash and cash equivalents at beginning of year      12,838          1,806          6,024
Cash and cash equivalents at end of year. .       $ 15,566       $ 12,838       $  1,806

See Notes to Financial Statements, pages 27-35



Notes to Consolidated
Financial Statements
(dollars in thousands except per-share data)

1. Summary of Accounting Policies:

CONSOLIDATION
 The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Subsidiaries outside the United States and Canada are consolidated using an October 31 yearend. Investments in 20 percent to 50 percent owned affiliates are accounted for under the equity method. Other investments are accounted for under the cost method. All significant intercompany transactions have been eliminated.

CASH AND CASH EQUIVALENTS
 The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.

 The Company's central cash management system is designed to maintain zero balances at certain banks. Checks written but not yet presented to these banks are included in the Consolidated
Balance Sheet as outstanding checks.

INVENTORIES

 Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT
 Property, plant and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the related assets. Capitalized leased assets and leasehold improvements are amortized over the shorter of their estimated useful lives or the period of the related leases. Amortization of capitalized leased assets is included in depreciation and amortization expense.

 The expense for depreciation and amortization of property, plant and equipment was $56,845 in 1994; $46,702 in 1993 and $40,033 in
1992.

EXCESS COST OF ACQUISITIONS
 The excess cost of acquisitions of subsidiaries and affiliates is being amortized using the straight-line method over 40 years.
Accumulated amortization of excess cost of acquisitions was $28,921 and $23,994 at November 30, 1994 and 1993, respectively.

 The Company evaluates the realizability of the excess cost of acquisitions based upon expectations of undiscounted future cash flows and operating income for each business having a material goodwill balance. Based upon its most recent analysis, the Company believes that no material impairment of the excess cost of acquisitions exists at November 30, 1994.

PREPAID ALLOWANCES
 Prepaid allowances arise when the Company prepays sales discounts and marketing allowances to certain customers in connection with multi-year sales contracts. These costs are capitalized and amortized over the lives of the contracts, generally ranging from three to five years. The amounts reported in the Consolidated Balance Sheet are stated at the lower of unamortized cost or management's estimate of the net realizable value of these costs.

REVENUE RECOGNITION
 Sales revenue is recognized as products are shipped and services are rendered.

RESEARCH AND DEVELOPMENT
 Research and development costs are charged to operations as incurred. Such costs were $12,999 in 1994; $12,259 in 1993 and $11,844 in 1992.

INCOME TAXES
 The Company provides for income taxes using the liability method pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for temporary differences arising between the tax basis of assets and liabilities and their book basis as reported in the financial statements.

EARNINGS PER SHARE
 Earnings per common share have been computed by dividing net income by the weighted average number of common shares outstanding during the period (81,240,000 shares in 1994; 80,799,000 shares in 1993 and 80,116,000 shares in 1992), plus dilutive common equivalent shares applicable to outstanding stock option and purchase plans (no shares used in 1994; 967,000 shares in 1993 and 1,802,000 shares in 1992).

FOREIGN CURRENCY TRANSLATION
 The functional currency for the majority of the Company's operations outside of the United States is the applicable local currency. The translation from the applicable foreign currencies to the United States dollar is performed for balance sheet accounts using the current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rate during the period. The gains or losses, net of applicable deferred income taxes, resulting from such translation are included in the foreign currency adjustments account within shareholders' equity.

 The Company periodically enters into forward exchange contracts to hedge the impact of foreign currency fluctuations on its investments in certain foreign subsidiaries. The gains and losses, net of deferred income taxes, on these contracts are included in the foreign currency translation adjustments account within shareholders' equity.

 Gains or losses resulting from foreign currency transactions and the translation of the financial statements for those operations outside of the United States whose functional currency is other than the local currency are included in other income.

FAIR VALUE
 The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

 Cash and cash equivalents, trade receivables, short-term borrowings, current portion of long-term debt, accounts payable and accrued liabilities: The amounts reported in the Consolidated Balance Sheet approximate fair value.

 Long-term debt: The fair value of long-term debt is based on a discounted cash flow analysis using the Company's current incremental borrowing rate for debt of similar maturities.

 Forward exchange contracts for foreign currency: The fair value of forward exchange contracts for foreign currency are estimated using quoted market prices for comparable instruments.

 Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.

CREDIT RISK
 The Company is potentially subjected to concentrations of credit risk with trade accounts receivable, prepaid allowances and forward exchange contracts for foreign currency. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 1994. The Company evaluates the creditworthiness of the counterparties to forward exchange contracts for foreign currency and considers nonperformance credit risk to be remote.

ACCOUNTING CHANGES
 In November 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits." SFAS No. 112 requires the accrual of the expected costs of providing certain benefits after employment, but before retirement, principally the Company's long-term disability benefits, during the years that the employee renders the necessary service. The adoption of SFAS No. 112 did not have a material impact on net income for 1994. Prior year financial statements have not been restated for the effects of applying SFAS No. 112.

 Effective December 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires the accrual of the expected costs of providing postretirement benefits during the years that the employee renders the necessary service. Prior year financial statements have not been restated for the effects of applying SFAS No. 106.

2. Investments:
  The Company owns from 21.9% to 50% of its unconsolidated food products affiliates. Although the Company reports its share of earnings from the affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $22,440 at November 30, 1994.

  Summarized yearend information from the financial statements of these companies representing 100% of their businesses follows:

                         Unconsolidated Affiliates

                         1994           1993           1992

Current assets           $144,781       $136,713       $120,410
Non-current assets         80,087         68,974         57,611
Current liabilities        94,847         87,512         80,748
Non-current liabilities    43,157         35,138         26,566
Net sales                 342,163        309,527        268,182
Gross profit              130,132        122,515        110,001
Net income               $ 16,777       $ 20,557       $ 19,756

3. Financing Arrangements:
   The Company's outstanding indebtedness is as follows:

                                        1994           1993
Short-term notes payable:
 Commercial paper                       $135,000       $ 60,000
 Other. . . . . .                         67,542         16,389
                                        $202,542       $ 76,389

 Weighted-average interest rate         6.42%          3.94%

Long-term debt:
 8.95% note due 2001                    $  74,343      $ 74,279
 9.00% and 9.75% installment
   notes due through 2000
   and 2002 . . .                          35,864        47,409
 5.78% - 7.77% medium-term
   notes due 2004 to 2006                  95,000        30,000
 7.63% - 8.12% medium-term
   notes due 2024 with put
   option in 2004                          55,000
 9.34% pound sterling
   installment note due
   through 2001 .                          18,787
 10.00% Canadian dollar bond
   due 1999 . . .                           7,266         7,489
 3.13% yen note due 1999                    7,280
 9.74% Australian dollar note
   due 1999 . . .                           9,218
 Commercial paper supported
   by note agreements                                   120,000
 Other. . . . . .                          16,094         9,671
 Total excluding non-recourse
   debt . . . . .                         318,852       288,848
 11.68% non-recourse
   installment note due 2006               55,436        57,588
                                         $374,288      $346,436

  The Company's long-term debt agreements contain various restrictive covenants, including limitations on the payment of cash dividends. Under the most restrictive covenants, $227,536 of retained earnings was available for dividends at November 30, 1994.

  The holders of the medium-term notes due 2024 have a one-time option to require retirement of these notes during 2004.

  Certain commercial paper notes have been classified as long-term debt at November 30, 1993, reflecting the Company's ability and intent at that time to refinance this amount on a long-term basis.

  The non-recourse installment note is secured by property and equipment owned by Gilroy Energy Company, Inc. with a net book value of $64,238 at November 30, 1994.

  Maturities of long-term debt during the four years subsequent to November 30, 1995 are as follows:

     1996 - $12,870                1998 - $11,672
     1997 - $12,414                1999 - $27,723

  The Company has available credit facilities with domestic and foreign banks for various purposes. The available credit facilities and the amounts outstanding under each category of facility (and included in indebtedness above) are as follows:


                                           1994                            1993
                                   Total          Amount         Total          Amount
                                   Facility       Borrowed       Facility       Borrowed
Available credit facilities:
  In support of commercial
   paper issuance                  $300,000                      $290,000
  For the benefit of foreign
   subsidiaries .                    57,242        17,978          37,446       $   3,692
  Other . . . . .                   445,000        22,830         200,000           4,000
                                   $802,242       $40,808        $527,446       $   7,692

  Credit facilities in support of commercial paper issuance require a commitment fee of $300. All other credit facilities require no commitment fee. Credit facilities for other purposes are subject to the availability of funds.
  At November 30, 1994, the Company had unconditionally guaranteed the debt of affiliates amounting to $11,742.
  Interest paid in 1994, 1993 and 1992 amounted to $40,699; $31,739 and $32,243 respectively, of which $124; $73 and $127 were capitalized in 1994, 1993 and 1992, respectively.
  Rental expense under operating leases was $13,843 in 1994; $12,416 in 1993 and $11,772 in 1992. Future annual fixed rental payments for the years ending November 30, are as follows:

     1995 - $9,812            1998 - $4,618
     1996 - $7,539            1999 - $4,395
     1997 - $7,671            Thereafter - $12,690

4. Employee Benefit Plans:
   The net periodic cost of the Company's employee benefit plans follows:
                              1994      1993      1992
Pension plans:
  Defined benefit plans
     Service cost -
     benefits earned
     during the period        $  7,124  $  6,137  $ 4,912
   Interest cost on
     projected benefit
     obligations                 9,909     9,272    8,741
   Actual return on
     plan assets including
     unrealized (gain)/loss        116    (7,070)  (7,238)
   Net amortization
     and deferral               (6,808)      852      700
  Net pension cost              10,341     9,191    7,115
  Multi-employer
   pension plans                 1,977     1,591    1,477
  Foreign retirement plans       2,013     1,907    1,988
Total pension expense          $14,331   $12,689  $10,580

Profit sharing plan expense   $  6,250   $ 6,500  $ 5,700

Postretirement benefits
  Service cost                $  2,368   $ 1,947
  Interest cost                  3,775     3,333
Total postretirement benefit
  expense                     $  6,143   $ 5,280  $ 2,360

PENSION PLANS
  The Company has a non-contributory defined benefit plan (the principal plan) covering substantially all domestic employees other than those covered under union-sponsored plans, and a non-contributory defined benefit plan (the supplemental plan) providing supplemental retirement benefits to certain officers. The benefits provided by both plans are generally based on the employee's years of service and compensation during the last five years of employment. The Company's funding policy is to comply with federal laws and regulations and to provide the principal plan with assets sufficient to meet future benefit payments. The plan assets for both plans consist principally of short-term money market investments, fixed income securities and equity securities. The principal plan holds 306,573 shares of the Company's stock at November 30, 1994.
  The Company also contributes to union-sponsored, multi-employer pension plans and certain retirement plans of its foreign subsidiaries.
  The following table sets forth the principal and supplemental plans' funded status, amounts recognized in the Company's Consolidated Balance Sheet and significant assumptions as of September 30, the measurement date:


                                                  1994                          1993
                                   Before         Impact of      Net at
                                   Workforce      Workforce      Measurment
                                   Reduction      Reduction      Date
Funded Status:
  Actuarial present value of
   benefit obligation
     Vested                        $102,976       $ (1,539)      $101,437       $108,071
     Non-vested                       4,590           (672)         3,918          4,177
  Accumulated benefit obligation   $107,566       $ (2,211)      $105,355       $112,248

  Balance sheet recognition
   Projected benefit obligation
     for service rendered to date  $134,572       $ (7,238)      $127,334       $144,209
   Plan assets at fair value         98,193        (16,248)        81,945        103,207
   Projected benefit obligation in
     excess of plan assets           36,379          9,010         45,389         41,002
   Unrecognized net loss from past
     experience different from that
     assumed of changes in
     assumptions                    (29,724)         5,480        (24,244)       (39,512)
   Unrecognized net transition asset
     and prior service cost           2,836           (690)         2,146          3,529
   Additional minimum liability       5,047                         5,047          6,710
   Accrued pension cost            $ 14,538       $ 13,800       $ 28,338       $ 11,729

Accrued pension costs included in:
  Accrued expenses                                               $  4,000       $  4,000
  Accrued restructuring costs                                    $ 13,800
  Noncurrent employee benefit liabilities                        $ 10,538       $  7,729

                                             1994               1993
                                   Principal Supplemental   Principal Supplemental
                                   Plan      Plan           Plan      Plan
Significant assumptions:
  Weighted-average discount rate   8.0%      8.5%           7.0%      7.5%
  Rate of increase in
  compensation levels              5.0%      5.0%           5.0%      5.0%
  Long-term rate of return
  on plan assets                  10.5%     10.5%          10.5%     10.5%

  The workforce reduction and voluntary special retirement program that are components of the restructuring plan announced by the Company in the fourth quarter of 1994 resulted in a curtailment of the principal plan. A significant number of individuals electing the voluntary special retirement program are expected to elect to receive their benefits in lump sum distributions which result in a settlement of a portion of the pension liability. The impact of the curtailment, settlement and enhanced benefits of the special voluntary retirement program are presented above.

PROFIT SHARING PLAN
  The Company makes contributions to the McCormick Profit Sharing Plan in accordance with the Plan's provisions. The Profit Sharing Plan is available to substantially all domestic employees other than those covered by union-sponsored benefit plans. The Profit Sharing Plan assets consist principally of short-term money market investments, fixed income securities and equity securities. The Profit Sharing Plan holds 3,711,487 shares of the Company's stock at November 30, 1994.

POSTRETIREMENT BENEFITS
  The Company provides health care and life insurance benefits to eligible retirees having at least 10 years of service. Health care benefits are also extended to eligible dependents of retirees as long as the retiree remains covered. Medical benefits are based on the retiree's age and service at retirement and require other cost-sharing features, such as deductibles and coinsurance. Life insurance protection is non-contributory. These benefit plans are not funded.

  The following table sets forth the amounts recognized in the Company's Consolidated Balance Sheet and significant assumptions as of November 30, the measurement date:

                                        1994           1993
Accumulated postretirement
  benefit obligation
     Current retirees                   $  19,808      $  18,357
     Fully eligible active plan
     participants                          12,082         10,725
  Other active plan
     participants                          21,369         18,377
                                           53,259         47,459
Unrecognized net loss from
  past experience different from
   that assumed and effects of
  changes in assumptions                    2,545
Accrued postretirement
  benefit liability                     $  55,804      $  47,459

Accrued postretirement costs
  included in:
   Accrued restructuring costs          $   4,200
   Noncurrent employee benefit
     liabilities                        $  51,604      $  47,459

Significant assumption:
  Weighted-average
   discount rate                             8.50%          7.75%

  The assumed weighted-average annual rate of increase in the per capita cost of covered health care benefits is 13% for 1995. It is assumed to decrease gradually to 6% in the year 2006 and remain at that level thereafter. Increasing this assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at November 30, 1994, by $6,584 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for 1994 by $914.

  The workforce reduction plan and voluntary special retirement program that are components of the restructuring plan announced by the Company in the fourth quarter of 1994 resulted in a curtailment of the postretirement benefit plan. The restructuring charge includes $4,200 representing the net pre-tax cost of postretirement benefits granted to individuals electing the voluntary special retirement program who would not have otherwise been entitled to the full amount of postretirement benefits under the provisions of the plan and the curtailment.

  The Company adopted the provisions of SFAS No. 106 in the fourth quarter of 1993. SFAS No. 106 requires the Company to accrue the cost of postretirement benefits during the years that employees render service. In connection with this adoption, the Company recorded a one-time charge of $26,626, net of deferred income tax benefit for accumulated postretirement benefits. In addition to this one-time charge, the Company's postretirement benefit expense increased by approximately $4,175 and $3,666 in 1994 and 1993 respectively due to SFAS No. 106. Prior to the adoption of SFAS No. 106, the Company recorded as postretirement benefit expense, the amount actually paid for such benefits during the year.

STOCK PURCHASE AND OPTION PLANS
  The Company has an Employee Stock Purchase Plan enabling substantially all domestic employees to purchase the Company's common stock at the lower of the stock price on the grant date or the exercise date. Under this plan a total of 2,512 employees had outstanding subscriptions for a total of 373,902 shares with a grant price of $22.63 per share at November 30, 1994. The last date for exercise of the outstanding subscriptions is May 31, 1995.

  Under the Company's 1984 and 1990 Stock Option Plans and the McCormick (U.K.) Share Option Schemes, options to purchase shares of the Company's common stock have been or may be granted to employees. The option price for shares granted under these plans is the fair market value on the grant date. At November 30, 1994, the average exercise price of outstanding options was $19.54 per share, and the expiration dates ranged from January 14, 1995 to June 23, 2004. The changes in outstanding stock options during the past three years were:



                                                  Common              Price
                                   Common         Non-voting     Range Per Share
                                                  (shares in thousands)

Outstanding December 1, 1991. .    1,808          2,585          $3.55-$18.00
  Granted (to 370 employees). .      189            193          $26.00
  Exercised . . . . . . . . . .     (545)          (771)         $3.55-$18.00
  Cancelled or expired. . . . .      (16)           (72)         $4.66-$26.00
Outstanding November 30, 1992 .    1,436          1,935          $3.55-$26.00

  Granted to 398 employees under the Stock Option
   Plans and 4,254 employees in the Employee Stock
   Purchase Plan. . . . . . . .      192           784           $22.63
  Exercised . . . . . . . . . .     (413)         (830)          $3.55-$22.63
  Cancelled or expired. . . . .       (7)          (73)          $18.00-$26.00
Outstanding November 30, 1993 .    1,208         1,816           $4.41-$26.00

  Granted (to 415 employees). .      384           130           $18.50-$23.00
  Exercised . . . . . . . . . .     (340)         (408)          $4.56-$22.63
  Cancelled or expired. . . . .       (4)         (137)          $4.56-$26.00
Outstanding November 30, 1994 .    1,248         1,401           $4.41-$26.00


  Under all stock purchase and option plans, there were 2,774,787 shares reserved for future grants and 1,928,527 exercisable at November 30, 1994 and 4,205,919 shares reserved for future grants and 2,406,408 exercisable at November 30, 1993.


5. Income Taxes:
   For financial reporting purposes, income before income taxes includes the following components:


                              1994      1993      1992
Pretax income:
  Domestic. . . . . .         $ 84,351  $132,450  $125,249
  Foreign . . . . . .            2,627    17,440    13,064
                              $ 86,978  $149,890  $138,313

Significant components of the income tax provision follow:
Current:
  Federal . . . . . .         $ 43,348  $ 44,878  $ 40,298
  Foreign . . . . . .            8,391     7,577     5,122
  State . . . . . . .            9,106     9,122     8,286
  Total current . . .           60,845    61,577    53,706

Deferred:
  Federal . . . . . .          (19,199)     (968)     (718)
Foreign                         (4,008)      121        32
  State . . . . . . .           (3,888)     (230)      (20)
  Total deferred. . .          (27,095)   (1,077)     (706)
                              $ 33,750  $ 60,500  $ 53,000

Tax expense allocated directly to contributed capital was as follows:
Relating to employee
stock options                    $ 608   $ 2,304   $ 4,116
Relating to translation adjustments
  and foreign currency hedge
  transactions. . . .            $ 540   $(3,291)  $(2,834)

  The reconciliation between income tax attributable to continuing operations computed at the United States federal statutory rate and income taxes actually provided, follow:

                                        1994                1993                1992
                                   Amount    Percent   Amount    Percent   Amount    Percent
<s.
Tax at federal statutory rate      $30,442   35.0%     $52,408   35.0%     $47,027   34.0%
State income taxes, net of
  federal benefits                   3,855    4.4        5,695    3.8        5,533    4.0
Higher effective income
  taxes in other countries           1,940    2.2        1,648    1.1          692     .5
Rehabilitation investment
and other tax credits               (1,156)  (1.3)      (1,199)   (.8)        (829)   (.6)
Federal tax rate change
  effect on deferred taxes                               1,199     .8
Other items                        (1,331)   (1.5)         749     .5          577     .4
Actual income taxes
  provided                         $33,750   38.8%     $60,500   40.4%     $53,0003   8.3%


The significant components of the deferred income tax asset and (liability) follow:

                                        1994           1993
Current deferred income tax assets:
  Restructuring charge. . . .           $   19,677
  Inventory capitalization  .                4,054     $    5,041
  Employee benefits . . . . .                8,352
  Casualty insurance. . . . .                2,737          3,540
  State income tax. . . . . .                5,022          2,261
  Coupon expense. . . . . . .                1,743          1,852
  Other . . . . . . . . . . .                3,819          4,568
   Total current deferred income
   tax assets                               45,404         17,262
Current deferred income tax (liabilities):
  Prepaid insurance . . . . .               (1,758)        (1,807)
  Employee benefits . . . . .                                (875)
  Other . . . . . . . . . . .                 (176)        (1,577)
   Total current deferred
   income tax (liabilities)                 (1,934)        (4,259)
Total net current deferred
income tax asset                        $   43,470     $   13,003

Noncurrent deferred income tax assets:
  Employee benefits . . . . .           $   26,069     $   25,350
  Restructuring . . . . . . .                3,983
  Other . . . . . . . . . . .                8,448          4,827
   Total noncurrent deferred
   income tax assets                        38,500         30,177
Noncurrent deferred income tax (liabilities):
  Tax over book depreciation.              (44,344)       (53,214)
  Property exchange . . . . .               (4,177)        (7,440)
  Other . . . . . . . . . . .               (9,208)        (8,529)
   Total noncurrent deferred
   income tax (liabilities)                (57,729)       (69,183)
Total net noncurrent deferred
income tax (liability)                  $  (19,229)    $  (39,006)

No valuation allowance is provided for deferred income tax assets.

  Income taxes are provided at rates applicable in the countries in which the income is earned. Provision for United States income taxes is not made for unremitted earnings of foreign subsidiaries and affiliates as those earnings are considered to be indefinitely reinvested. Upon distribution, these earnings would be subject to United States federal income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

  Determination of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries and foreign affiliates at November 30, 1994 and November 30, 1993 is not practical. Unremitted earnings of such entities were $65,953 at November 30, 1994.

  Income taxes paid in 1994, 1993 and 1992 were $84,384; $66,143 and $46,521, respectively.


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

  Holders of Common Stock Non-Voting will vote as a separate class on all matters on which the holders of Common Stock Non-Voting are entitled to vote.

7. Fair Value:
   The fair value of the Company's financial instruments at November 30, 1994 and 1993 follows:


                                             1994                          1993
                                   Fair           Carrying       Fair           Carrying
                                   Value          Value          Value          Value
Cash and cash equivalents          $  15,566      $  15,566      $  12,838      $  12,838
Trade receivables                    189,915        189,915        158,904        158,904
Short-term borrowings                202,542        202,542         76,389         76,389
Current portion of long-term
  debt. . . . . .                     11,532         11,532          8,299          8,299
Accounts payable and
  accrued expenses                   354,492        354,492        265,885        265,885
Long-term debt. .                    347,365        374,288        378,701        346,436

  The table below summarizes by currency the contractual amounts of the Company's forward exchange contracts, all of which are held for purposes other than trading, at November 30, 1994:

                                        Carrying
                         Forward        Amount         Fair
                         Contracts      (Liability)    Value

Currency: Mexican Peso   $10,000        $(308)         $(440)


8. Acquisitions:
  During 1994 the Company made the following acquisitions:
Grupo Pesa, a Mexican seasoning company;
the spice business of Tuko Oy of Finland;
the retail seasoning brand of Hy's Fine Foods, Ltd. of Canada;
the dessert business of Traders Pty., Ltd. of Australia;
Butty, a Swiss herb and spice business;
Minipack Systems Limited, a packaging business in the United
Kingdom; and
Noel Holdings, Ltd., a leading supplier of specialty foods based in the United Kingdom.
  The assets and liabilities acquired in these transactions have been recorded using the purchase method of accounting at their estimated fair values at the date of acquisition. The aggregate purchase price of all acquisitions was $82,573 including $65,105 allocated to excess cost of acquisitions which is being amortized principally over 40 years. The accompanying financial statements include the results of operations of the acquired businesses from the date of acquisition. While all of these investments are expected to contribute positively to the Company's future sales and earnings, none of them was material in relation to the Company's consolidated financial statements, and therefore, proforma financial information has not been presented.



9. Business Restructuring:
   In the fourth quarter of 1994, the Company recorded a $70,445 charge for restructuring its business operations. This restructuring charge reduced 1994 net income for the year and for the fourth quarter by $46,295 or $.57 per share. The charge provides for costs associated with reducing the workforce and a two-year program that will eliminate redundant facilities and positions, improve productivity and efficiency, and eliminate certain businesses and product lines. Specific actions include a reduction of approximately 600 positions worldwide through position eliminations and a voluntary special retirement program; closing an industrial products plant and a foodservice products plant and transferring the production to other existing facilities; realignment of some of our operations in the U.K.; offering for sale the Golden West Foods, Inc. frozen foods subsidiary; and consolidating certain administrative activities.

  The workforce reduction accomplished through position eliminations will be substantially completed during 1995.
The voluntary special retirement program was available on December 1, 1994 and closed on February 1, 1995. The components of the restructuring charge and remaining liability at November 30, 1994 are as follows:

                              Restructuring       Remaining
                              Charge              Liability

Workforce reduction           $24,375             $24,263
Plant consolidations
 and closings                  33,477              33,414
Other restructuring
 projects                      12,593               6,513
                               70,445              64,190
Income tax benefits           (24,150)            (23,434)
                              $46,295             $40,756

  Included in the restructuring charge are fixed asset write-offs of $12,945 and other asset write-offs of $7,410.

  The pre-tax restructuring liability which is anticipated to be expended in 1995 is included as a current liability in the balance sheet. The remaining portion is included in other non-current liabilities.

10. Business Segment:
    The Company operates in one segment, specialty foods, which consists principally of manufacturing, marketing and distributing seasonings, flavorings and food products. It also includes the plastic packaging group. The following presents information about operations in different geographic areas:


                              North                         Other
                              America        Europe         Countries      Total
1994
Net sales . .                 $1,401,537     $239,353       $53,882        $1,694,772
Net income (loss)                 69,186(a)   (6,286)(a)     (1,743)           61,157
Assets. . . .                  1,324,474      202,612        41,615         1,568,701
Liabilities .                    910,323      147,565        20,849         1,078,737

(a) . . . . . Includes 1994 net restructuring charge in North America of $34,162 and in Europe of $12,133.

1993
Net sales . .                 $1,315,848     $201,178       $39,540        $1,556,566
Net income before
  accounting change for
  postretirement benefits         93,353        5,552           775            99,680
Assets. . . .                  1,157,923      135,574        19,739         1,313,236
Liabilities .                    768,386       69,381         8,648           846,415

1992
Net sales . .                 $1,233,590     $201,025       $36,754        $1,471,369
Net income. .                     91,261        2,671         1,285            95,217
Assets. . . .                    986,186      126,429        18,264         1,130,879
Liabilities .                    620,942       64,859         7,140           692,941

11. Quarterly Data (Unaudited)

                                                  1994 Quarters

                         1st            2nd            3rd            4th            Year
Net sales . . .          $367,723       $396,342        $422,141      $508,566       $1,694,772
Gross profit. .           132,771        141,672         158,055       195,701          628,199
Net income (loss)          18,310         19,129          26,442        (2,724)(a)       61,157(a)
Earnings (loss) per
  common share.          $.23           $.23           $.32           $(.03)(a)      $.75(a)

(a) . . . . . . Includes restructuring charge of $46,295 or $.57 per share.

                                             1993 Quarters

                         1st            2nd            3rd            4th            Year
Net sales . . .          $339,585       $361,300       $394,928       $460,753       $1,556,566
Gross profit. .           122,902        132,427        155,226        192,602          603,157
Income before cumulative
  effect of accounting
  change. . . .            17,264(a)      17,536(b)      24,367(c)      40,513(d)        99,680
Cumulative effect of
  accounting change for
  postretirement
  benefits                (26,626)                                                      (26,626)
Net income (loss)          (9,362)(a)     17,536(b)      24,367(c)      40,513(d)        73,054
Earnings per common share
  before cumulative effect
of accounting change     $.21(a)        $.21(b)        $.30(c)        $.50(d)        $1.22
Cumulative effect of
  accounting change for
  postretirement
  benefits               (.33)                                                       (.33)
Earnings (loss) per
  common share.          $(.12)(a)      $.21(b)        $.30(c)        $.50(d)        $.89

(a) Reflects $557 or $.01 per share reduction due to accounting change for postretirement benefits. As originally reported, net income was $17,821 or $.22 per share.
(b) Reflects $557 or $.01 per share reduction due to accounting change for postretirement benefits. As originally reported, net income was $18,093 or $.22 per share.
(c) Reflects $557 reduction due to accounting change for postretirement benefits. As originally reported, net income was $24,924 or $.30 per share. Also reflects $.02 per share reduction due to the increase in the federal corporate tax rate.
(d) Reflects $558 or $.01 per share reduction due to accounting change for postretirement benefits and $.01 per share reduction due to the increase in the federal corporate tax rate.



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

  The financial statements, in the opinion of management, present fairly the consolidated financial position, results of operations, and cash flows of the Company and subsidiaries for the stated dates and periods in conformity with generally accepted accounting principles. The financial statements in this report have been audited by the Company's independent auditors, Ernst & Young LLP. The independent auditors review and evaluate control systems and perform such tests of the accounting information and records as they consider necessary to reach their opinion on the Company's consolidated financial statements. In addition, McCormick's Internal Audit function performs audits of accounting records, reviews accounting systems and internal controls, and recommends improvements when appropriate.

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


H. Eugene Blattman
President & Chief Executive Officer



Robert G. Davey
Vice President & Chief Financial Officer



J. Allan Anderson
Vice President & Controller, Chief Accounting Officer

REPORT OF INDEPENDENT AUDITORS


To the Shareholders
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 1994 and 1993, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We have conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1994 in conformity with generally accepted accounting principles.

  As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.



Baltimore, Maryland
January 16, 1995

[Photograph of members of the Board of Directors, omitted]
DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Executive Committee
  Charles P. McCormick, Jr.
  H. Eugene Blattman
  Robert G. Davey
  Carroll D. Nordhoff

James J. Albrecht

James S. Cook # *
Executive in Residence
College of Business Administration
Northeastern University

Harold J. Handley

George W. Koch # *
Of Counsel
Kirkpatrick & Lockhart

Robert J. Lawless

George V. McGowan *
Chairman of the Executive Committee
Baltimore Gas and Electric Company

Richard W. Single, Sr.

William E. Stevens # *
President & Chief Executive Officer
United Industries Corp.

Karen D. Weatherholtz


# Audit Committee Member
* Compensation Committee Member

CORPORATE OFFICERS

Charles P. McCormick, Jr.
Chairman of the Board

H. Eugene Blattman
President & Chief Executive Officer

Susan L. Abbott
Vice President - Quality Assurance

James J. Albrecht
Group Vice President - Asia/Pacific

J. Allan Anderson
Vice President & Controller

Samuel E. Banks
Vice President - Acquisitions & Financial Planning

Allen M. Barrett, Jr.
Vice President - Corporate Communications

Robert G. Davey
Vice President & Chief Financial Officer

Harold J. Handley
Senior Vice President - Europe

Randall B. Jensen
Vice President - Operations Resources

Robert J. Lawless
Senior Vice President - The Americas

C. Robert Miller, II
Vice President - Management Information Systems

Marshall J. Myers
Vice President - Research & Technical Development

Carroll D. Nordhoff
Executive Vice President

Donald A. Palumbo
Vice President & Treasurer

Richard W. Single, Sr.
Vice President, Secretary & General Counsel

Karen D. Weatherholtz
Vice President - Human Relations

Alan D. Wilson
Vice President - Corporate Procurement

W. Geoffrey Carpenter
Assistant Secretary & Associate Counsel

Christopher J. Kurtzman
Assistant Treasurer - Domestic

John D. O'Neill, Jr.
Assistant Treasurer - Financial Services

Robert W. Skelton
Assistant Secretary & Associate General Counsel

David P. Smith
Assistant Treasurer - International

McCormick Worldwide

The Americas
Market Zone

Robert J. Lawless
Senior Vice President -
The Americas

CONSOLIDATED
OPERATING UNITS

McCORMICK/SCHILLING
DIVISION
Hunt Valley, Maryland
Robert J. Lawless
General Manager

FOOD SERVICE DIVISION
Hunt Valley, Maryland
Robert J. Murphy
Vice President & General Manager

MOJAVE FOODS
CORPORATION
Commerce, California
Phillip L. Moore
Managing Director

McCORMICK CANADA, INC.
London, Ontario, Canada
Gerald W. Snowden
President

McCORMICK de CENTRO
AMERICA, S.A. de C.V.
San Salvador, El Salvador
Jack D. Letzer
Managing Director

McCORMICK de
VENEZUELA, C.A.
Caracas, Venezuela
Alberto Diaz
Managing Director

GOLDEN WEST FOODS, INC.
Bedford, Virginia
Steen A. Metz
President

AFFILIATES

FESTIN FOODS CORP. (50%)
Carlsbad, California

McCORMICK de MEXICO
S.A. de C.V. (50%)
Mexico City, Mexico

European Market Zone

Harold J. Handley
Senior Vice President - Europe

CONSOLIDATED
OPERATING UNITS

McCORMICK U.K. plc
High Wycombe
Buckinghamshire, England
Harold J. Handley
Managing Director

  GLENTHAM INTERNATIONAL
  (S.A.) (Pty) LIMITED
  Midrand, South Africa
  John C. Eales
  Managing Director

McCORMICK INGREDIENTS EUROPE, INC.
Bloomendaal, Netherlands
Cameron Savage
Managing Director

McCORMICK S.A.
Regensdorf Z.H., Switzerland
Ernest Abouchar
Managing Director

Oy McCORMICK Ab
Helsinki, Finland
Richard D. Frisch
Acting Managing Director

Asia/Pacific
Market Zone

James J. Albrecht
Group Vice President - Asia/Pacific

CONSOLIDATED
OPERATING UNITS

McCORMICK FOODS
AUSTRALIA PTY. LTD.
Clayton, Victoria, Australia
Russell Eves
Managing Director

McCORMICK THAILAND, INC.
Bangkok, Thailand
Victor K. Sy
President

AFFILIATES

McCORMICK-LION LIMITED (49%)
Tokyo, Japan

McCORMICK PHILIPPINES, INC. (50%)
Manila, Philippines

P.T. KIMBALLMAS SEJATI (50%)
Jakarta, Indonesia

P.T. McCORMICK INDONESIA (50%)
Jakarta, Indonesia

SHANGHAI McCORMICK
SEASONING & FOODSTUFFS
COMPANY, LIMITED (35%)
Shanghai, People's Republic of China

McCormick
Flavor Group

Gary W. Zimmerman
Vice President & General Manager

CONSOLIDATED
OPERATING UNITS

McCORMICK FLAVOR DIVISION - U.S.A.
Hunt Valley, Maryland
Howard W. Kympton, III
Vice President & General Manager

McCORMICK INGREDIENTS
Hunt Valley, Maryland
Thomas A. Barry
Vice President & General Manager

McCORMICK (GUANGZHOU) FOOD COMPANY, LTD.
Guangzhou, China
Gary W. Zimmerman
Managing Director

McCORMICK PESA, S.A. de C.V.
Mexico City, Mexico
Robert E. Horn
President

McCORMICK INGREDIENTS
SOUTHEAST ASIA PRIVATE
LIMITED
Jurong, Republic of Singapore
Robert C. Williamson
Managing Director

AFFILIATES

AVT-McCORMICK INGREDIENTS
LIMITED (50%)
Cochin, India

KANCOR FLAVOURS AND EXTRACTS LIMITED (40%)
Angamally, India

McCORMICK & WILD, INC. (50%)
Hunt Valley, Maryland

P.T. SUMATERA TROPICAL SPICES (30%)
Padang, Sumatera, Indonesia

SESACO CORPORATION (21.9%)
Rockford, Illinois

STANGE (JAPAN) K.K. (50%)
Tokyo, Japan

VAESSEN SHOEMAKER de
MEXICO, S.A. de C.V. (50%)
Mexico City, Mexico

Gilroy Foods, Incorporated

Van Tunstall
President

CONSOLIDATED
OPERATING UNITS

GILROY ENERGY COMPANY, INC.
Robert P. Kraemer
President

GIZA NATIONAL DEHYDRATION
COMPANY (81.7%)
Cairo, Egypt
John E. Call
Managing Director

AFFILIATES

SUPHERB FARMS (50%)
Turlock, California

ALIMENTOS DESHIDRATADOS del BAJIO S.A. de C.V. (33.3%)
Celaya, Mexico

Packaging Group

Dorsey N. Baldwin
Vice President

CONSOLIDATED
OPERATING UNITS

SETCO, INC.
Anaheim, California
Donald E. Parodi
President

TUBED PRODUCTS, INC.
Easthampton, Massachusetts
Dorsey N. Baldwin
President

MINIPACK SYSTEMS LIMITED
Southampton, England
Andrew P. Goodman
President


  Regularly priced at $24.95, the cookbook is available to McCormick shareholders for the one-time special price of $15.95, plus shipping and handling, until November 30, 1995.

Please send me:

_____McCORMICK/SCHILLING'S NEW SPICE COOKBOOK
       at $15.95 each       $________

   5% sales tax applicable on cookbooks shipped
       within Maryland      $________

   Shipping and handling, $3.00 each book    $________

   Enclosed is my check or money order made
   payable to McCormick & Company, Inc.
   for the total            $________

Please provide:

Name. . . . . . . . . . . . . . .
(Please print clearly.)
Address . . . . . . . . . . . . .
(No P.O. Boxes.)
City __________________________ State ________ Zip

Daytime phone number ( _____ ). .

[Photograph of new spice cookbook, omitted]

Send this coupon, photocopy or complete information, plus the amount of your order by check or money order, to:

  McCormick/Schilling Spices
  PO Box 2026A
  Rock Island, Illinois 61204-2026

Offer good only in the continental U.S. For orders to be shipped outside the continental U.S., write to the above address. Offer expires November 30, 1995 or while supplies last. Offer not valid where taxed or restricted.

Please allow 4-6 weeks for delivery.

A Special Offer For
McCormick Shareholders

McCORMICK/SCHILLING'S NEW SPICE COOKBOOK presents a palette of traditional tastes and new pleasers, such as vanilla butter sauce for lobster, and peppercorn ice cream. Designed to accommodate all skill levels of cooks, the new cookbook features three recipe sections: easy 20-minute family recipes, fine dining, and party-themed entertaining. It also offers a history of spices, general cooking instructions, and flavor profiles of all the major herbs and spices to help you paint with flavors.

  The cookbook presents an appealing place where tantalizing tastes meet our modern lifestyle from quick and easy Southwest White
Chili to Oysters Rockefeller to a Make-Your-Own-Curry Party. From soup to nuts, it's there.

Start with the Show Stopper Soup and finish with the Dessert
Spices. There's even something especially for children - edible toy party favors for the kids to make. Fast, fancy and fun - there's something for everyone.



INVESTOR INFORMATION

Corporate Address

McCormick & Company,
Incorporated
18 Loveton Circle
Sparks, MD  21152-6000
USA
(410) 771-7301

Common Stock

Traded Over-the-Counter,
NASDAQ National Market List
Symbol: MCCRK

Common Stock Dividend
Dates - 1995

Record Date         Payment Date

3/31/95             4/10/95
7/06/95             7/14/95
9/29/95            10/09/95
12/29/95            1/19/96




Shareholder/Investor Relations

For inquiries concerning shareholder records, certificates, dividends or dividend reinvestment, please contact the Shareholder Relations Office at the Corporate address or telephone:
  (800) 424-5855 or
  (410) 771-7537

  To obtain without cost a copy of the annual report filed with the Securities & Exchange Commission on Form 10-K, please contact the
Treasurer's Office at the Corporate address.

  For general questions about McCormick or information in the annual or quarterly reports, please contact the Treasurer's Office at the Corporate address or telephone:
  Report Ordering:
   (800) 424-5855 or
   (410) 771-7155
  Analysts' Inquiries:
   (410) 771-7244

Missing or Destroyed Certificates or Checks

Shareholders whose certificates or dividend checks are missing or destroyed should notify the Shareholder Relations Office immediately so that a "stop" can be placed on the old certificate or check, and a new certificate or check can be issued.

Address Change

Shareholders should advise the Shareholder Relations Office immediately of any change in address. Please include the old address and the new address.

  All changes of address must be submitted in writing.

TRANSFER AGENT AND REGISTRAR

Please contact the Shareholder Relations Office at the Corporate address or telephone:
 (800) 424-5855 or
 (410) 771-7786


Multiple Dividend Checks and Duplicate Mailings

Some shareholders hold their stock in different but similar names (for example, as John Q. Doe and J.Q. Doe). When this occurs, it is necessary to create a separate account for each name. Even though the mailing addresses are the same, we are required to mail separate dividend checks and annual and quarterly reports for each account.

 We encourage shareholders to eliminate multiple dividend checks and mailings by contacting the Shareholder Relations Office and requesting an account consolidation.

 Shareholders who want to eliminate duplicate mailings but still receive multiple dividend checks and proxy material may do so by contacting the Shareholder Relations Office.


DIVIDEND REINVESTMENT PLAN

Shareholders may automatically reinvest their dividends and make optional cash purchases of stock through the Company's Dividend Reinvestment Plan, subject to limitations set forth in the Plan prospectus. A Plan prospectus and enrollment form may be obtained by contacting the Shareholder Relations Office at:
 (800) 424-5855 or
 (410) 771-7537


Trademarks

Use of trademark symbols in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated.


This entire report is printed on recycled paper.





McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD  21152-6000
USA
(410) 771-7301
Appendix to Exhibit 13: Registrant's Annual Report to Stockholders for 1994

                     Graphics Appendix List

EDGAR Version                      Typeset Version

Section - Management's
Discussion and Analysis -
Bar graph captioned                Bar graph entitled Consolidated
"Consolidated Net Sales            Net Sales depicting consolidated
(Millions") - omitted              net sales in millions of dollars
                                   for fiscal years 1990 through
                                   1994.  The text and numbers used

                                   in this graph appear in the text
                                   of the EDGAR version.


Section - Management's Discussion
and Analysis - Subsection Capital
Structure/Debt Financing -
Bar graph captioned                Bar graph entitled Capital
"Capital Expenditures              Expenditures and depicting
property ($ Millions") - omitted   additions and depreciation in
                                   millions of dollars for fiscal
                                   years 1990 through 1994.  The
                                   text and numbers used in this
                                   graph appear in the text of the
                                   EDGAR version.



Section - Management's Discussion
and Analysis - Subsection Capital
Expenditures - Bar graph captioned Bar graph entitled Dividends
"Dividends Paid Per Share          Paid Per Share depicting
(Dollar)" - omitted                dividends paid per share for the
                                   fiscal years 1990 through 1994.
                                   The text and numbers used in
                                   this graph appear in the
                                   text of the EDGAR version.