Form 10-K405, Exhibit 13
period 1995-11-30
MCCORMICK & CO INC
filed 1996-02-23
CIK 63754

Mission

The primary mission of McCormick & Company, Incorporated is to profitably expand its worldwide leadership position in the spice, seasoning and flavoring markets.

                         Our Core Values


We believe in adding value for our shareholders.

We believe customers are the reason we exist.

We believe in successful achievement through teamwork and participation.

We believe in doing business ethically and honestly.

We believe in respect and concern for one another.

The scent for this year's annual report is  gingerbread

Who We Are

Photo of woman in lab inspecting peppercorns:The first step in making sure spices are ready for the consumer is Quality Assurance.

Many tests are involved, including visual inspections.


                      Financial Highlights

                                                          Year ended November 30
                                             1995      1994     1993      1992      1991
                                             (dollars in millions except per-share data)

Consolidated net sales                       $1,858.7  $1,694.8  $1,556.6  $1,471.4  $1,427.9

Net income, before accounting change(F1)    $    97.5  $   61.2  $   99.7  $   95.2  $   80.9
Accounting change for postretirement benefits                       (26.6)
Net income                                  $    97.5  $   61.2  $   73.1  $   95.2  $   80.9

Earnings per share, before accounting
  change(F2)                                    $1.20      $.75     $1.22     $1.16      $.98
Earnings per share, total(F2)                    1.20       .75       .89      1.16       .98
Dividends paid per share                          .52       .48       .44       .38       .28

Margins

 Gross profit, consolidated operations           34.8%     37.1%     38.7%     39.7%     37.9%
 Operating profit, consolidated operations       11.0%      7.6%     11.6%     11.4%     10.2%
 Income from consolidated operations              5.1%      3.1%      5.7%      5.8%     5.1%
 Income before accounting change                  5.2%      3.6%      6.4%      6.5%     5.7%
Cash flows
 From operating activities                     $  59.4 $   72.5  $   80.6    $117.3   $ 74.4
 (For) investing activities                      (78.5)  (184.0)   (145.0)   (121.3)   (61.5)
 From/(for) financing activities                  17.7    113.9      79.1       4.2    (11.6)

Debt to total capital                             55.5%    54.6%     48.0%     42.5%    42.3%

Shareholders' equity                            $519.3   $490.0     $466.8   $437.9   $389.2
Return on shareholders' equity, before
  accounting change(F3)                           20.3%    12.8%      22.0%    23.3%    21.8%
Return on shareholders' equity, total(F3)         20.3%    12.8%      17.0%    23.3%    21.8%

Average shares outstanding and
  equivalents (000's)                           81,181   81,240     81,766   81,918    82,396
Ending shares outstanding and
  equivalents (000's)                           81,218   81,206     81,916   81,978    81,978

(F1) Includes 1994 restructuring charge of $70.4.
(F2) Includes 1994 restructuring charge of $.57 per share.
(F3) Return on shareholders' equity before 1994 restructuring charge was 22.1%.
All share information is adjusted for a 2-for-1 stock split in January 1992.
Margin and return information for consolidated operations excludes the accounting change for postretirement benefits in
1993.

Sales Dollar Distribution
(excludes share of unconsolidated earnings and 1994 restructuring charge)

                                     1995      1994      1993      1992      1991
Materials and Related Expenses       51.66     48.86     47.46     48.76     49.66
Salaries, Wages and Employee
  Benefits                           20.2      21.9      22.7      21.3      20.7
Marketing, Administrative and
  Related Expenses                   14.0      14.3      15.2      15.8      16.8
Retained Earnings                     3.0       3.6       3.5       3.7       3.8
Depreciation                          3.0       3.4       3.0       2.7       2.6
Interest                              3.0       2.3       2.0       2.1       1.9
Taxes                                 2.9       3.4       3.9       3.6       3.0
Dividends                             2.3       2.3       2.3       2.1       1.6
                                    $1.00     $1.00     $1.00     $1.00     $1.00

Letter to Shareholders

Photo of Buzz and Bob Lawless:
Charles P. McCormick, Jr., (left) and
Robert J. Lawless (right)

We succeeded in fulfilling our primary mission in 1995. We did, however, experience a disappointing year from a profit standpoint, falling short of our expectations and budgets.

Earnings for the year were hurt by the most intensely competitive atmosphere we have ever experienced, weakness in the Mexican economy, higher raw material costs, and higher interest costs. In addition, results were adversely affected by subpar performance from some of our divisions and low returns on some of our recent acquisitions and joint ventures.

We must assume that the competitive environment will continue.
This intense competition has caused us to take a critical look at ourselves, review how we plan for the future and build market share. As a result, McCormick is now managed more aggressively than ever. The Company has already begun to shape a more focused strategy for driving our brands and sustaining our global expansion.

Our present debt level is too high. A major priority in 1996 will be to reduce debt. A coordinated working capital program now includes tighter controls on inventories, lower capital spending and more critical consideration of any acquisition opportunities.

The restructuring of our business, announced in October 1994, is pretty much behind us. This program was designed to generate continued long-term growth and profitability.

We recognize the strength of our brands and the need to increase our support of them. Last spring, we began to invest in a national radio ad campaign. The campaign asks consumers to "Flavor Up!" with McCormick and supports a total "Flavor Up!" effort throughout the Company. Our brands again increased market share during the year.

McCormick is the market leader in consumer seasoning and flavor products, and we continue to take the leadership role in building our category. We have added exciting new tastes through new product introductions in the spice and extract section of retail stores as well as in the seasoning mix, sauce and gravy section. Through new products and acquisitions, we have also launched programs to build profitable sales in the "perimeter" of the store, areas such as the produce section, the seafood department and the meat department. These initiatives also serve as a base for development of new ideas for growing the business while focusing on our mission.

This mission also applies to products sold to foodservice and catering customers as well as ingredients to major food companies worldwide. The McCormick Flavor Division recorded excellent progress during 1995. We currently supply more than 100 key multi-national food companies and continue to leverage our technologies to create innovative products that benefit our customers. One of the highlights was the development of FlavorCell, a new process for delivering a wide range of liquid and solid flavoring materials to a variety of products.

There will be further internationalization, with certain
Asia/Pacific markets representing growth opportunities. Many of our most important spices come from China, India and Indonesia, countries with a combined population in excess of two billion people. Due to this market potential, we are determined to establish a significant presence there.

We have enjoyed great growth during the last decade, and in 1995 BusinessWeek listed McCormick fifth among top dividend increasers. The companies recognized "have boosted cash payments each year - and outstripped the overall market." During the same period, earnings per share from continuing operations compounded at an annual rate of more than 18 percent.

We wish to thank all of our employees for their outstanding effort. Special thanks are due Gene Blattman, our retiring President & CEO. We were most fortunate to have him when, in 1994, we suddenly lost Bailey Thomas, our former Chairman & CEO. Gene's leadership was a most important contribution to the Company. As he returns to the West Coast, we are pleased that his health is receiving top priority.

You should be encouraged that young, energetic executives have risen to the ranks of senior management. As we begin 1996, we have a dynamic Executive Committee which also includes Executive Vice President Carroll Nordhoff and Vice President & CFO Bob Davey.

To further enhance our senior management team, we announced Robert
W. Schroeder as Vice President & General Manager of the McCormick/ Schilling Division, F. Christopher Cruger as Vice President & General Manager of the Food Service Division, and Michael M. Brem as President of Gilroy Foods, Incorporated.

Other organizational changes include the April 1996 retirement of Harold J. Handley as Senior Vice President-Europe, who has been succeeded by John C. Molan. Jack D. Letzer, Managing Director of McCormick de Centro America, S.A. de C.V., retired and has been succeeded by Arduino Bianchi.

As the worldwide leader in the spice industry with clear goals for growth, McCormick has a bright future. We have endured short-term performance disappointments before. These have never prevented progress, and we are proud of our outstanding track record.

Despite the present challenges, we have never been more excited about our goal to be "the best." Being the best means we examine ourselves in the context of an intensely competitive global environment; hold ourselves accountable for creating value for our shareholders; provide top quality, value-added products for our customers, and provide a rewarding work environment for our employees.

We will be measuring ourselves in a new way. Our primary financial objective is to create shareholder value. To do this, we will focus on generating both positive and growing economic value added (EVA). This will be accomplished by the following: increasing our worldwide market share, more effectively managing our assets, and growing earnings per share. Other financial objectives are to achieve total debt to total capital of 45 percent or less and pay out 30 to 40 percent of net income in dividends. Further explanation is contained in the Report on Operations.

The officers and members of the Board of Directors join in thanking our shareholders, customers, suppliers, and employees for your continuing support.

Charles P. McCormick, Jr.Chairman & Chief
Executive Officer
(signature)

Robert J. Lawless President & Chief
Operating Officer
(signature)

Photo of FlavorCell Ad:FlavorCell ad in trade magazines announces our new technology to the food processing industry.

Report on Operations
Keys to Growing Our Business

Photo of lady in supermarket looking at package:
Items in our Produce Partners line are located in produce departments where they benefit from high-traffic perimeter exposure. These products are in step with the healthy trend toward more fruits and vegetables in the diet.

The year 1995 will be remembered as a challenging one for McCormick. A series of demanding issues confronted the Company and prevented us from achieving all of our financial objectives. They included the weakness of the Mexican economy, higher than expected raw material costs, lower garlic crop yields at our Gilroy Foods operation, and an increased competitive environment in the domestic consumer business. Over the year, we kept investors informed of these issues and how we acted to minimize their impact. We continue to work to resolve these issues. Our business is fundamentally sound and positioned for global growth, sustained market leadership and healthy shareholder return.

A Brief Look at Who We Are

McCormick's consumer and foodservice businesses are aligned globally into three zones: the Americas Market, the European Market and the Asia/Pacific Market, with central coordination coming from our Maryland headquarters. Our packaging group is a U.S.-focused business that supports both internal packaging needs at McCormick and third party customers.

McCormick's oldest and largest business is dedicated to the manufacture and sale of spices, herbs, extracts, proprietary seasoning blends, sauces, and marinades. These consumer products are sold in the United States, primarily under the McCormick brand in the East, the Schilling brand in the West, in Canada under the Club House brand, and in the United Kingdom under the Schwartz brand. In other market zones, the McCormick brand name is primarily used.

The Food Service Division serves broad-line foodservice distributors and membership warehouse clubs.
The McCormick Flavor Group includes our industrial and fast food spice, seasoning and flavor businesses. It sells to food processors and major restaurant chains.
Gilroy Foods, our agriculturally-based California subsidiary, is the world's largest producer of dehydrated onion and garlic. McCormick's Packaging Group, including Setco and Tubed Products, supplies plastic tubes and bottles to McCormick units and provides packaging for other customers primarily in the pharmaceutical, cosmetic and food industries.

Growing the Business Globally

Our efforts are focused on the global growth of our four major businesses: consumer products, industrial ingredients, foodservice, and packaging. We are the largest spice company in the world and the leader in most markets where we compete. Not satisfied, we have identified global growth as one of our strategic initiatives and continue to work diligently to grow our market lead. Presently, sales outside the United States, including sales by unconsolidated affiliates, comprise 37 percent of combined total sales of consolidated and unconsolidated units. We are building a McCormick of the future that will have a sales mix more evenly divided with half the sales dollars coming from markets outside the U.S.

Specifically, we seek accelerated growth in China and India. Our initial entry into both countries was for industrial business. However, with combined populations of approximately two billion people, and with a growing percentage of that population possessing purchasing power, we feel these are viable markets for consumer, foodservice and industrial businesses.

In the United Kingdom, our Schwartz brand is number one with consumers. We also are using our acquisition of Tuko Oy's spice business, now Oy McCormick, in Finland to expand into the Baltic States and Russia. In Canada, South America and Australia, we are also well positioned and expect retail expansion with the introduction of new products.

Our acquisition a year ago of Noel Holdings, Ltd. in the U.K. provides us with significant opportunities for growth in foodservice as we leverage that brand throughout the European continent. We are refocusing our efforts on the warehouse club business globally with opportunities to re-establish the McCormick and Schilling brands as leaders in this business. A new Food Service Division management team is in place with focused priorities and a strong desire to leverage current core competencies.

On the industrial side, as stated before, we expect continued global growth as our major multi-national customers continue their expansion around the world. We have a competitive advantage because of our reputation for consistent quality and product innovation. Equally as important is the customer support provided by McCormick's technical centers around the world. Our global customers have confidence that McCormick will deliver.

We feel confident in the steps we are taking to grow and globalize our business. In our consumer business we are successfully differentiating ourselves from the competition and, in the process, growing market share. In the industrial business, we supply most of the major multi-national food processors. Because of our excellent relationships with these food processors, we gain business when they expand internationally. The same holds true in the foodservice arena as McCormick follows key customers in their global expansion initiatives.

How We Are Making It Happen

    THE BRAND

As mentioned in the Letter to Shareholders, the retail environment in 1995 was highly competitive. We will beat our competition and grow our business with innovative products, new technologies, increased quality, and lower costs. But we believe we have another weapon in the arsenal that we might have previously underestimated.

In the United States, our customers have a strong bond with our key brand names, McCormick in the East and Schilling in the West. Perhaps, in the past, we took for granted the power of the brands. Our "Flavor Up!" advertising campaign, started this past spring, is at the forefront of an effort to create a McCormick that is more aggressively marketed than ever before. It is an advertising campaign that has been rolled out nationally and supports our various promotional efforts. We are very pleased with the campaign. We are committed to it and believe it is a positive step for us in our resolve to build our branded consumer business. We are determined to broaden the scope and power of our brands. We also plan to leverage our brands on a global basis to maximize synergies and propel growth.

THE CONSUMER

As part of our effort to refocus our attention on the consumer, we are aware that a shopping trend has been established. Shoppers are spending far more time in the perimeter areas of the grocery stores and less time "up and down" the aisles. The perimeter is the fastest growing area of the store, and we have adopted a strategy to capitalize on this trend.

It is a strategy that has proven successful for us in the past. Our acquisition of Golden Dipt a few years ago gave us a prominent position in the seafood section. We have built a consumer franchise with new Golden Dipt products as well as the expansion of our Old Bay line. When we purchased the Old Bay brand a few years ago, it was a popular, but regional, shrimp and crab seasoning. Since then, our technical and marketing staffs have turned it into a complete line of seafood seasonings that maintains a prominent position in the seafood section throughout the United States.

Additional efforts made in this area of the grocery store include a relaunched Produce Partners line. This line of 30 items is used for toppings, complements for salads and vegetables, and is sold directly in the produce section. Produce Partners has new graphics and is packaged in foil containers specially designed to protect our products from the periodic rinsing of produce items.

Our latest endeavor in the perimeter is a new product line we are test marketing called Quick Classics. A line of refrigerated sauces, marinades and seasoning mixes, Quick Classics is positioned adjacent to the meat offerings, directly in the meat display cases.

These products and their location in the perimeter area of the store are part of a strategy to help make the consumer's meal decision an easier one and help stimulate additional purchases.

Other consumer trends bode well for us in our efforts to grow our business. For example, total U.S. spice usage is increasing due to the consumption of "healthier" foods. Many low-fat foods make liberal use of seasonings to replace flavor loss which occurs in using a fat substitute. Also, spices are replacing salt in many people's diets. The demand for ethnic-style foods is enormous. Annual spice consumption per capita totaled 3.19 pounds in 1990-94. That is up nearly one pound compared to 1980-84.

PRODUCTS, TECHNOLOGY AND INNOVATION

Quality products are the lifeblood of any company. McCormick's worldwide reputation for quality provides us with a major point of differentiation from all our global competitors. We have an impressive portfolio of value-added products, and that list will grow.

One example of such value-added products is FlavorCell, which is sold to food processors. It is a new proprietary technology with a unique method to encapsulate a wide range of liquid and solid flavors. FlavorCell was developed to overcome limitations in the use of liquid and spray-dried flavors, as well as other encapsulation technologies. Using FlavorCell, food processors significantly enhance flavor stability and extend the shelf life for up to two years. The flavor matches or exceeds that of spray-dried ingredients, with a longer shelf life - and at a lower cost. New innovative products like FlavorCell give our customers' products a technical edge in the marketplace. FlavorCell is a breakthrough product that offers unique benefits and is more cost-effective than similar products now on the market.

Success in the industrial business depends on the ability to develop new products, flavors and seasonings. To better serve our customer needs and streamline product development, we significantly expanded our technical resources. Our technical laboratories have been more than doubled in size, allowing sufficient space for more than 100 scientists and technicians to develop nearly 24,000 sample products each year.

Another example of innovation took place in our Food Service Division which developed the two-pound Handy Fill Pepper Pouch. For a foodservice operator, one of the most tedious tasks is refilling pepper shakers. Traditionally, the foodservice operator fills pepper shakers in a variety of ways with most being time-consuming and usually resulting in spillage. McCormick answered its customers' need with the new Pepper Pouch, a flexible pouch with a spout. It saves time and reduces spillage. McCormick took what is often perceived as a commodity, pepper, and added value to the foodservice operator through packaging.

Another example of our focus on innovation is a new product from our Packaging Group that falls outside of the Group's usual product line. We are supplying air-filled plastic cushions used in the construction of walking shoes by a major international sports shoe company.We will continue to strive for innovation in each of our businesses: consumer, industrial, foodservice, and packaging.


LOWERING COSTS

The Company is committed, on a number of fronts, to lowering costs and improving efficiencies in all parts of our business. The restructuring begun in late 1994 has resulted in the closing of one U.S. plant, the sale of two under-performing businesses (Golden West Foods and Festin Foods), the realignment of some operations in the United Kingdom, and a workforce reduction. In addition, a foodservice plant will be closed in early 1996. As part of the plant consolidations, specific plants were re-engineered with improved design and new equipment.

The Company has arranged for the lease of a $21 million distribution center in Maryland to be completed in March 1996. The 370,000-square-foot facility can be expanded to 600,000 square feet and allows the consolidation of various distribution points into a single location to improve efficiencies.

Our Global Sourcing program provides us with quality products at better cost, and it allows us to be ahead of trends that might impact crops. We can also use the infrastructure we create in these source countries to springboard expansion into retail and industrial businesses.

The Company is committed to reducing debt levels through aggressive balance sheet management, and we have a number of programs in place to accomplish this. For example, we will focus attention on working capital improvement. We will better manage this significant investment using a dedicated inventory champion and a management incentive plan linked to performance.

As previously stated, our primary financial objective is to create shareholder value. We will measure this value creation through growth in economic value added (EVA). We will focus on this value creation and not necessarily on quarter-to-quarter earnings per share.

The Future

Leveraging our brands; refocusing on the consumer; developing value-added products; lowering costs. By employing these strategies, we are confident that McCormick will grow its market lead, expand globally and enhance shareholder value. It is a vision we are aggressively committed to achieve.

Photo of man in lab:

Routine laboratory analyses ensure the quality of our products


Consolidated Income                       Year ended November 30

                                     1995                1994             1993
                                        (in thousands except per-share data)

Net sales                          $1,858,694          $1,694,772          $1,556,566
Cost of goods sold                  1,211,517           1,066,573             953,409

Gross profit                          647,177             628,199             603,157

Selling, general and
administrative expense                446,128             429,518             422,700
Restructuring charge (credit)          (3,904)             70,445

Profit from operations                204,953             128,236             180,457

Other income                            7,378               6,175               6,397


Interest expense                       55,270              38,659              31,102
Other expense                           7,908               8,774               5,862

Income before income taxes
  and accounting change               149,153              86,978             149,890
Provision for income taxes             53,700              33,750              60,500

Income from consolidated operations
 before accounting change              95,453              53,228              89,390

Income from unconsolidated operations   2,068               7,929              10,290

Net income before cumulative effect on
  prior years of accounting change     97,521              61,157              99,680

Cumulative effect on prior years of
 accounting change for postretirement
 benefits                                                                     (26,626)

Net income                       $     97,521           $  61,157         $    73,054

Earnings per common share
 Before cumulative effect of
  accounting change                     $1.20                $.75               $1.22
 Cumulative effect on prior years of
  accounting change                                                              (.33)

Earnings per common share               $1.20                $.75         $       .89

Average shares outstanding             81,181              81,240              81,766

     See Notes to Financial Statements, pages 18 - 28

Consolidated Balance Sheet

Assets                                                    November 30
                                                      1995             1994
                                                         (in thousands)

Current assets
  Cash and cash equivalents                         $   12,465       $   15,566
  Receivables
    Trade                                              205,028          189,915
    Other                                               21,475           21,416
    Allowance for losses                                (2,545)          (2,520)
                                                       223,958          208,811
Inventories
  Finished products and work-in-process                250,865          249,054
  Raw materials and supplies                           132,357          125,413
                                                       383,222          374,467

Prepaid expenses                                        17,093           15,343
Deferred income taxes                                   33,980           43,470
   Total current assets                                670,718          657,657

Investments                                             46,658           62,410

Property, plant and equipment
  Land and improvements                                 30,645           30,461
  Buildings and improvements                           211,859          211,456
  Machinery and equipment                              595,682          557,833
  Construction in progress                              59,207           37,307
                                                       897,393          837,057

  Less accumulated depreciation and amortization        372,586         332,458

    Property, plant and equipment - net                 524,807         504,599

Goodwill - net                                          180,751         196,166
Prepaid allowances                                      183,357         143,181
Other assets                                              8,048           4,686
Trademarks, formulae, etc.                                    1               1
Human relations                                               1               1
                                                     $1,614,341      $1,568,701

     See Notes to Financial Statements, pages 18 - 28

Liabilities and Shareholders' Equity

                                                              November 30
                                                         1995             1994
                                                             (in thousands)
Current liabilities
  Notes payable                                         $  284,961        $   202,542
  Current portion of long-term debt                         12,352             11,532
  Outstanding checks                                        10,023             17,955
  Trade accounts payable                                   136,651            128,236
  Accrued payroll and employee benefits                     41,935             48,404
  Accrued sales allowances                                  36,516             38,373
  Accrued restructuring costs                               18,918             50,334
  Other accrued liabilities                                 94,486             89,145
  Income taxes                                              11,025             14,307

     Total current liabilities                             646,867            600,828

Long-term debt                                             349,111            374,288

Deferred income taxes                                       25,436             19,229

Employee benefit liabilities                                72,088             68,375

Other liabilities                                            1,586             16,017

      Total liabilities                                  1,095,088          1,078,737

Shareholders' equity Common Stock, no par value;
  authorized 160,000,000
  shares; issued and outstanding: 1995 - 12,089,000
  shares, 1994 - 13,279,000 shares                          48,133             50,006
Common Stock Non-Voting, no par value; authorized
  160,000,000 shares; issued and outstanding:
  1995 - 69,129,000 shares, 1994 - 67,927,000 shares       112,522            101,697

Retained earnings                                          387,657            343,285
Foreign currency translation adjustments                   (29,059)            (5,024)

       Total shareholders' equity                          519,253            489,964

Commitments and contingencies                           $1,614,341         $1,568,701

               See Notes to Financial Statements, pages 18 - 28

Consolidated Statement of Shareholders'Equity


                                        Common       Retained     Currency Translation
Changes in Amounts                      Stocks       Earnings         Adjustments             Total
                                                   (in thousands except per-share data)
Balance, December 1, 1992               $ 122,743   $ 318,711     $   (3,516)                $ 437,938
Net income                                             73,054                                   73,054
Dividends declared ($.44/share)                       (35,553)                                 (35,553)
Currency translation adjustments                                      (6,507)                   (6,507)
Other adjustments                                      (3,066)                                  (3,066)
Shares purchased                           (3,580)    (22,819)                                 (26,399)
Shares issued                              27,354                                               27,354
Balance, November 30, 1993                146,517     330,327        (10,023)                  466,821

Net income                                             61,157                                   61,157
Dividends declared ($.48/share)                       (39,000)                                 (39,000)
Currency translation adjustments                                       4,999                     4,999
Other adjustments                                         842                                      842
Shares purchased                            (920)     (10,041)                                 (10,961)
Shares issued                              6,106                                                 6,106

Balance, November 30, 1994               151,703      343,285         (5,024)                  489,964

Net income                                             97,521                                   97,521
Dividends declared ($.52/share)                       (42,205)                                 (42,205)
Currency translation adjustments                                     (24,035)                  (24,035)
Other adjustments                                       3,024                                    3,024
Shares purchased                          (2,362)     (13,968)                                 (16,330)
Shares issued                             11,314                                                11,314

Balance, November 30, 1995              $160,655     $387,657       $(29,059)                 $519,253

Changes in Shares Issued and Outstanding
                                                                        Common
                                                  Common              Non-Voting
                                                         (in thousands)
Balance, November 30, 1992                        14,357                65,951
Purchased and retired                               (286)                 (676)
Issued                                               791                   862
Equal exchange                                      (300)                  300

Balance, November 30, 1993                        14,562                66,437

Purchased and retired                               (111)                 (300)
Issued                                               281                   337
Equal exchange                                    (1,453)                1,453
Balance, November 30, 1994                        13,279                67,927

Purchased and retired                               (435)                 (336)
Issued                                               298                   485
Equal exchange                                    (1,053)                1,053

Balance, November 30, 1995                        12,089                69,129

     See Notes to Financial Statements, pages 18 - 28

Consolidated Cash Flows

                                                        Year ended November 30

                                               1995            1994          1993
                                                          (in thousands)

Cash flows from operating activities
   Net income                                  $  97,521       $  61,157     $  73,054
   Adjustments to reconcile net income to
     net cash provided by operating activities
     Restructuring charge (credit)                (3,904)         70,445
     Cumulative effect of accounting change                                     26,626
     Depreciation and amortization                63,698          62,540        50,522
     Provision for (benefit from) deferred
       income taxes                               15,697         (27,095)       (1,077)
     Loss on sales of assets                         483           1,305           201
     Share of income from unconsolidated
       operations                                 (2,068)         (7,929)      (10,290)
     Changes in operating assets and
       liabilities net of effects from
       businesses acquired or sold
       Receivables (increase)                     (21,560)       (24,895)      (26,293)
       Inventories (increase)                     (13,751)       (41,011)      (34,089)
       Prepaid allowances (increase)              (40,133)       (16,914)      (15,763)
       Other assets (increase)/decrease            (1,912)         1,593         1,326
       Outstanding checks increase/(decrease)      (7,932)        (7,446)        1,252
       Accounts payable and other accrued
         liabilities increase/(decrease)          (28,742)        21,451         5,521
      Income taxes (decrease)                      (4,949)       (26,763)       (6,185)
      Other noncurrent liabilities increase         6,959          2,694         5,379
     Dividend received from unconsolidated
        affiliate                                                  3,345        10,391
     Net cash provided by operating activities     59,407         72,477        80,575

Cash flows from investing activities
    Acquisitions of businesses                                   (82,573)      (75,915)
    Purchases of property, plant and equipment    (82,140)       (87,676)      (76,063)
    Proceeds from sale of assets                    1,910            152         1,461
    Proceeds/(payments) on settlement of
    forward exchange contracts                      4,361         (1,894)        9,288
    Other investments                              (2,658)       (12,035)       (3,823)
        Net cash (used in) investing activities   (78,527)      (184,026)     (145,052)

Cash flows from financing activities
  Notes payable increase                           85,148          7,023        85,159
  Long-term debt borrowings                                      165,692        38,535
  Long-term debt repayments                       (20,186)       (15,012)      (10,002)
  Stocks issued                                    11,314          6,106        27,354
  Stocks acquired by purchase                     (16,330)       (10,961)      (26,399)
  Dividends paid                                  (42,202)       (38,997)      (35,551)

    Net cash provided by financing activities      17,744        113,851        79,096

Effect of exchange rate changes on cash and
   cash equivalents                                (1,725)           426        (3,587)

Increase/(decrease) in cash and cash equivalents   (3,101)         2,728        11,032
Cash and cash equivalents at beginning of year     15,566         12,838         1,806

Cash and cash equivalents at end of year       $   12,465     $   15,566    $   12,838

               See Notes to Financial Statements, pages 18 - 28

Notes to Consolidated Financial Statements

(dollars in thousands except per-share data)

1. Summary of Accounting Policies:

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. In the first quarter of fiscal 1995, the Company changed the end of the reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting on a worldwide basis. Accordingly, an additional month of operating results for those subsidiaries is included in the 1995 financial statements. Investments in 20% to 50% owned affiliates are accounted for under the equity method. Other investments are accounted for under the cost method. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.The Company's central cash management system is designed to maintain zero balances at certain banks. Checks written but not yet presented to these banks are included in the Consolidated Balance Sheet as outstanding checks.

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

The expense for depreciation and amortization of property, plant and equipment was $56,347 in 1995; $56,845 in 1994 and $46,702 in
1993.

Goodwill

Goodwill is being amortized using the straight-line method over 40 years. Accumulated amortization of goodwill was $35,389 and $28,921 at November 30, 1995 and 1994, respectively. On a periodic basis, the Company estimates the future undiscounted cash flows of the businesses to which goodwill relates in order to ensure that the carrying value of such goodwill has not been impaired.

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

Research and Development

Research and development costs are charged to operations as incurred. Such costs were $13,937 in 1995; $12,999 in 1994 and $12,259 in 1993.

Earnings Per Share

Earnings per common share have been computed by dividing net income by the weighted average number of common shares outstanding during the period.

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

Credit Risk

The Company is potentially subjected to concentrations of credit risk with trade accounts receivable, prepaid allowances and forward exchange contracts for foreign currency. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 1995. The Company evaluates the credit worthiness of the counterparties to forward exchange contracts for foreign currency and considers nonperformance credit risk to be remote.

Accounting and Disclosure Changes

Effective December 1, 1992, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions." SFAS No. 106 requires the accrual of the expected costs of providing postretirement benefits during the years that the employee renders the necessary service. In connection with this adoption, the Company recorded a one-time charge of $26,626, net of deferred income tax benefit for accumulated postretirement benefits.

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement requires that Long-Lived Assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The Company must adopt this Standard no later than in its fiscal year beginning December 1, 1996. The effect of this accounting change on the Company's financial statements is not expected to be material.

In October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." Under this new Standard, the Company can elect to recognize in the Income Statement compensation expense for all employee stock compensation plans. Compensation expense would be determined as the fair value of the instrument granted measured at the grant date of the award using an option pricing model. Alternatively, the Company can elect to continue the current method of accounting for stock compensation plans under the existing rules of Accounting Principles Board No. 25 which generally does not require the recognition of compensation expense for such awards. Should the latter alternative be selected by the Company, disclosure of the compensation expense that would be recorded under the new rules will be required in the Notes to the Financial Statements. The Company must adopt the provisions of the new Standard, or provide the additional disclosures in its fiscal year beginning December 1, 1996. At this time, management has not determined which alternative of this new Standard will be adopted or when such adoption will take place.

The Accounting Standards Executive Committee of the AICPA adopted Statement of Position 94-6 (SOP 94-6), "Disclosures of Certain Significant Risks and Uncertainties and Financial Flexibility" on December 30, 1994. The disclosures of SOP 94-6 focus primarily on the nature of an entity's operations, the use of estimates in the preparation of financial statements and risks and uncertainties that could significantly affect the amounts reported in the financial statements. The Company is required to provide these disclosures beginning in their 1996 fiscal year. The Company has not yet determined what additional disclosures may be necessary to comply with SOP 94-6.

2. Investments:

The Company owns from 21.9% to 50% of its unconsolidated food products affiliates. Although the Company reports its share of earnings from the affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $22,879 at November 30, 1995. Summarized yearend information from the financial statements of these companies representing 100% of their businesses follows:

                              Unconsolidated Affiliates
                           1995           1994         1993
Current assets           $113,486       $144,781     $136,713
Noncurrent assets          70,670         80,087       68,974
Current liabilities        77,229         94,847       87,512
Noncurrent liabilities     42,362         43,157       35,138
Net sales                 297,823        342,163      309,527
Gross profit              107,257        130,132      122,515
Net income                  3,730         16,777       20,557

3. Financing Arrangements:

The Company's outstanding indebtedness is as follows:

                                           1995         1994
Short-term notes payable
    Commercial paper                     $261,705     $135,000
    Other                                  23,256       67,542
                                         $284,961     $202,542
    Weighted-average interest rate           6.84%        6.42%

Long-term debt
    8.95% note due 2001                 $  74,420    $  74,343
    9.00% and 9.75% installment notes
      due through 1999 and 2001            24,318       35,864
    5.78% - 7.77% medium-term notes
      due 2004 to 2006                     95,000       95,000
    7.63% - 8.12% medium-term notes
      due 2024 with put option in 2004     55,000       55,000
    9.34% pound sterling installment
      note due through 2001                16,447       18,787
    10.00% Canadian dollar bond due 1999    7,352        7,266
    3.13% yen note due 1999                 4,993        7,280
    9.74% Australian dollar note due 1999   8,918        9,218
    Other                                   9,695       16,094

    Total excluding non-recourse debt     296,143      318,852
    11.68%non-recourse installment
      note due 2006                        52,968       55,436

                                         $349,111     $374,288


The Company has available credit facilities with domestic and foreign banks for various purposes. The available credit facilities and the amounts outstanding under each category of facility (and included in indebtedness above) are as follows:


                                              1995                       1994
                                      Total          Amount      Total          Amount
                                    Facility       Borrowed    Facility         Borrowed
Available credit facilities
  In support of commercial paper
    issuance                        $380,000                   $300,000
  For the benefit of foreign
    subsidiaries                      83,185      $ 23,109       57,242         $ 17,978
  Other                              250,000                    445,000           22,830

                                    $713,185      $ 23,109     $802,242         $ 40,808

The Company's long-term debt agreements contain various restrictive covenants, including limitations on the payment of cash dividends. Under the most restrictive covenants, $266,863 of retained earnings was available for dividends at November 30, 1995.

The holders of the medium-term notes due 2024 have a one-time option to require retirement of these notes during 2004.

The non-recourse installment note is secured by property and equipment owned by Gilroy Energy Company, Inc. with a net book value of $59,486 at November 30, 1995.

Maturities of long-term debt during the four years subsequent to November 30, 1996 are as follows:

1997 -    $12,799   1999 -    $26,931
1998 -    $12,199   2000 -    $ 7,297

Credit facilities in support of commercial paper issuance require a commitment fee of $364. All other credit facilities require no commitment fee. Credit facilities for other purposes are subject to the availability of funds.

At November 30, 1995, the Company had unconditionally guaranteed the debt of affiliates amounting to $8,568.

Interest paid in 1995, 1994 and 1993 amounted to $46,518;
$40,699 and $31,739 respectively.

Rental expense under operating leases was $14,906 in 1995; $13,843 in 1994 and $12,416 in 1993. Future annual fixed rental payments include the annual fixed rental payments under the lease arrangement for the Consolidated Distribution Center expected to be completed and leased by the Company in March 1996. Under the terms of this lease, the Company has guaranteed that upon termination of the lease, the residual value of the Consolidated Distribution Center will not be less than 85% of the Center's original cost. Future annual fixed rental payments for the years ending November 30, are as follows:

1996 - $ 10,160    1999 - $ 5,991
1997 - $  8,805    2000 - $ 4,867
1998 - $  7,018    Thereafter - $12,044

4. Employee Benefit Plans:

The net periodic cost of the Company's employee benefit plans follows:

                                         1995           1994          1993
Pension plans
  Defined benefit plans
     Service cost - benefits earned
       during the period                $  5,509      $  7,124       $  6,137
     Interest cost on projected
       benefit obligations                 9,972         9,909          9,272
     Actual return on plan assets
       including unrealized (gain)/loss  (14,067)          116         (7,070)
     Net amortization and deferral         6,904        (6,808)           852
  Net pension cost                         8,318        10,341          9,191
  Multi-employer pension plans             2,087         1,977          1,591
  Foreign retirement plans                 2,952         2,013          1,907

Total pension expense                    $13,357       $14,331        $12,689

Profit sharing plan expense              $ 3,150       $ 6,250        $ 6,500

Other postretirement benefits
  Service cost                           $ 1,829       $ 2,368        $ 1,947
  Interest cost                            4,614         3,775          3,333
  Amortization of prior service cost        (111)

Total other postretirement benefit
   expense                               $ 6,332       $ 6,143        $ 5,280

Pension Plans

The Company has a non-contributory defined benefit plan (the principal plan) covering substantially all United States employees other than those covered under union-sponsored plans, and a non-contributory defined benefit plan (the supplemental plan) providing supplemental retirement benefits to certain officers. The benefits provided by both plans are generally based on the employee's years of service and compensation during the last five years of employment. The Company's funding policy is to comply with federal laws and regulations and to provide the principal plan with assets sufficient to meet future benefit payments. The plan assets for both plans consist principally of short-term money market investments, fixed income securities and equity securities.
The principal plan and supplemental plan hold 385,181 and 43,803 shares, respectively, of the Company's stock at November 30, 1995.

The Company also contributes to union-sponsored, multi-employer pension plans and certain retirement plans of its foreign subsidiaries.

The following table sets forth the principal and supplemental plans' funded status, amounts recognized in the Company's
Consolidated Balance Sheet and significant assumptions as of September 30, the measurement date:



                                           1995          1994
Funded Status
   Actuarial present value of
     benefit obligation
       Vested                          $ 103,788      $ 101,437
       Non-vested                          4,661          3,918

Accumulated benefit obligation         $ 108,449      $ 105,355

Balance sheet recognition
  Projected benefit obligations for
    service rendered to date           $ 132,063      $ 127,334
  Plan assets at fair value              101,331         81,945

  Projected benefit obligations
    in excess of plan assets              30,732         45,389
  Unrecognized net loss from
    past experience different from
      that assumed and effects of
      changes in assumptions             (18,330)       (24,244)
  Unrecognized net transition asset
    and prior service cost                 1,894          2,146
  Additional minimum liability                            5,047

Accrued pension cost                   $  14,296       $ 28,338

Accrued pension costs included in
  Accrued payroll and employee
    benefit liabilities                $  13,600       $  4,000
  Accrued restructuring costs                            13,800
  Noncurrent employee benefit
    liabilities                            4,493         10,538
  Other assets                            (3,797)

                                       $  14,296       $ 28,338

                                         1995                         1994
                              Principal      Supplemental   Principal      Supplemental
                              Plan           Plan           Plan           Plan
Significant assumptions
  Weighted-average discount
    rate                      8.0%           8.5%           8.0%           8.5%
  Rate of increase in
    compensation levels       5.0%           5.0%           5.0%           5.0%



The assumed long-term rate of return on plan assets has been 10.5% for both plans for each of the three years in the period ended
November 30, 1995.

The work force reduction and voluntary special retirement program that were components of the restructuring plan announced by the Company in the fourth quarter of 1994 resulted in a curtailment and settlement in the principal plan. The impact of the curtailment, settlement and enhanced benefits of the special voluntary retirement program resulted in an increase of accrued pension costs of $13,800 in 1994.

Profit Sharing Plan

The Company makes contributions to the McCormick Profit Sharing Plan in accordance with the Plan's provisions. The Profit Sharing Plan is available to substantially all United States employees other than those covered by union-sponsored benefit plans. The Profit Sharing Plan assets consist principally of short-term money market investments, fixed income securities and equity securities. The Profit Sharing Plan holds 3,268,117 shares of the Company's stock at November 30, 1995.

Other Postretirement Benefits

The Company provides health care and life insurance benefits to eligible retirees having at least 10 years of service. Health care benefits are also extended to eligible dependents of retirees as long as the retiree remains covered. Health care benefits are based on the retiree's age and service at retirement and require other cost-sharing features, such as deductibles and coinsurance. Life insurance protection is non-contributory. Other postretirement benefit plans are not funded.

The following table sets forth the amounts recognized in the Company's Consolidated Balance Sheet and significant assumptions as of November 30, the measurement date:

                                 1995              1994
Accumulated other postretirement
  benefit obligation
  Current retirees                $ 34,961         $ 19,808
  Fully eligible active plan
   participants                      5,887           12,082
  Other active plan participants    18,519           21,369
                                    59,367           53,259

Unrecognized net (gain)/loss from
  past experience different from
  that assumed and effects of
  changes in assumptions            (1,473)           2,545
Unrecognized prior service cost      1,616

Accrued other postretirement
  benefit liability               $ 59,510         $ 55,804

Accrued other postretirement
  costs included in
  Accrued restructuring costs                      $  4,200
  Noncurrent employee benefits
    liabilities                   $ 59,510           51,604

                                  $ 59,510         $ 55,804

Significant assumption
  Weighted-average discount rate       8.0%             8.5%

The assumed weighted-average annual rate of increase in the per capita cost of covered health care benefits is 12.4% for 1996. It is assumed to decrease gradually to 5% in the year 2006 and remain at that level thereafter. Increasing this assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at November 30, 1995 by $6,664 and the aggregate of the service and interest cost components of net periodic other postretirement benefit cost for 1995 by $836.

The work force reduction plan and voluntary special retirement program that were components of the restructuring plan announced by the Company in the fourth quarter of 1994 resulted in a curtailment of the other postretirement benefit plans. The restructuring charge in 1994 included $4,200 representing the net pre-tax cost of other postretirement benefits granted to individuals electing the voluntary special retirement program who would not have otherwise been entitled to the full amount of other postretirement benefits under the provisions of the plans and the curtailment.

Stock Purchase and Option Plans

The Company has an Employee Stock Purchase Plan enabling substantially all United States employees to purchase the Company's common stock at the lower of the stock price on the grant date or the exercise date. Under this plan a total of 3,146 employees had outstanding subscriptions for a total of 391,504 shares with a grant price of $22.00 per share at November 30, 1995. The last date for exercise of the outstanding subscriptions is May 31, 1997.

Under the Company's 1984 and 1990 Stock Option Plans and the McCormick (U.K.) Share Option Schemes, options to purchase shares of the Company's common stock have been or may be granted to employees. The option price for shares granted under these plans is the fair market value on the grant date. At November 30, 1995, the average exercise price of outstanding options was $22.13 per share, and the expiration dates ranged from December 16, 1995 to March 14, 2005. The changes in outstanding stock options during the past three years were:

                                               Common             Price
                                 Common      Non-voting       Range Per Share
                                       (shares in thousands)

Outstanding December 1, 1992     1,436        1,935           $ 3.55 - $26.00
  Granted to 398 employees under
    the Stock Option Plans and
    4,254 employees in the Employee
    Stock Purchase Plan            192          784            $22.63
  Exercised                       (413)        (830)           $ 3.55 - $22.63
  Cancelled or expired              (7)         (73)           $18.00 - $26.00
Outstanding November 30, 1993    1,208        1,816            $ 4.41 - $26.00

  Granted (to 415 employees)       384          130            $18.50 - $23.00
  Exercised                       (340)        (408)           $ 4.56 - $22.63
  Cancelled or expired              (4)        (137)           $ 4.56 - $26.00
Outstanding November 30, 1994    1,248        1,401            $ 4.41 - $26.00
  Granted to 412 employees under
  the Stock Option Plans and
  3,146 employees in the Employee
  Stock Purchase Plan              376          604                 $22.00
  Exercised                       (293)        (494)            $ 4.41 - $23.00
  Cancelled or expired             (30)        (253)            $11.06 - $26.00
Outstanding November 30, 1995    1,301        1,258             $ 4.41 - $26.00

Under all stock purchase and option plans, there were 2,270,228 shares reserved for future grants and 1,784,544 exercisable at November 30, 1995 and 2,774,787 shares reserved for future grants and 1,928,527 exercisable at November 30, 1994.

5. Income Taxes:

For financial reporting purposes, income before income taxes and cumulative effect of accounting change includes the following components:

                                               1995             1994         1993
Pretax income
  United States                                $120,817         $ 84,351     $132,450
  International                                  28,336            2,627       17,440

                                               $149,153         $ 86,978     $149,890
Significant components of the income tax
  provision follow:

  Current
    United States                              $ 23,077         $ 43,348     $ 44,878
    State                                         6,714            9,106        9,122
    International                                 8,212            8,391        7,577

    Total current                                38,003           60,845       61,577

Deferred
  United States                                  13,038          (19,199)        (968)
  State                                           2,049           (3,888)        (230)
  International                                     610           (4,008)         121

Total deferred                                   15,697          (27,095)      (1,077)
                                               $ 53,700         $ 33,750     $ 60,500
Tax expense allocated directly to
  contributed capital was as follows:
Relating to employee stock options             $    439         $    608     $  2,304
Relating to translation adjustment
  and foreign currency hedge transactions      $      0         $    540     $ (3,291)

The reconciliation between income tax attributable to continuing operations computed at the United States federal statutory rate and income taxes actually provided, follow:


                                               1995                     1994                    1993
                                      Amount         Percent   Amount         Percent   Amount         Percent
Tax at United States statutory rate   $52,204        35.0%     $30,442        35.0%     $52,408        35.0%
State income taxes, net of
  United States benefits                6,399         4.3        3,855         4.4        5,695          3.8
(Lower)/higher effective income taxes
  on earnings in other countries         (423)        (.3)       1,940         2.2        1,648          1.1
Rehabilitation investment and
  other tax credits                    (3,553)       (2.4)      (1,156)       (1.3)      (1,199)         (.8)
United States tax rate change effect
  on deferred taxes                                                                       1,199           .8
Other items                              (927)        (.6)       (1,331)      (1.5)         749           .5

Actual income taxes provided          $53,700        36.0%      $33,750       38.8%     $60,500         40.4%

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                                     1995              1994
Current deferred income tax assets
  Restructuring charge                               $  9,207          $ 19,677
  Inventory capitalization                              5,221             4,054
  Employee benefits                                     8,229             8,352
  Casualty insurance                                    2,712             2,737
  State income tax                                      4,987             5,022
  Coupon expense                                        1,420             1,743
  Other                                                 3,006             3,819
    Total current deferred income tax assets           34,782            45,404
Current deferred income tax (liabilities)
  Prepaid insurance                                     (816)            (1,758)
  Other                                                   14               (176)

    Total current deferred income tax (liabilities)     (802)            (1,934)
Total net current deferred income tax asset         $ 33,980           $ 43,470

Noncurrent deferred income tax assets
  Employee benefits                                 $ 29,376           $ 26,069
  Restructuring                                                           3,983
  Other                                                8,304              8,448

    Total noncurrent deferred income tax assets       37,680             38,500
Noncurrent deferred income tax (liabilities)
   Tax over book depreciation                        (46,710)           (44,344)
   Property exchange                                  (4,177)            (4,177)
   Other                                             (12,229)            (9,208)
     Total noncurrent deferred income tax
       (liability)                                   (63,116)           (57,729)

   Total net noncurrent deferred income tax
       (liability)                                  $ (25,436)        $ (19,229)

No valuation allowance is provided for deferred income tax assets.

Income taxes are provided at rates applicable in the countries in which the income is earned. Provision for United States income taxes is not made for unremitted earnings of international subsidiaries and affiliates as those earnings are considered to be indefinitely reinvested. Upon distribution, these earnings would be subject to United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various other countries.

Determination of the unrecognized deferred tax liability for temporary differences related to investments in international subsidiaries and affiliates at November 30, 1995 and November 30, 1994 is not practicable. Unremitted earnings of such entities were $70,584 at November 30, 1995.

Income taxes paid in 1995, 1994 and 1993 were $38,214; $84,384 and
$66,143, respectively.

6. Capital Stocks:

Holders of Common Stock have full voting rights except that (1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of voting Common Stock are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person; (2) the Company has the right to redeem any or all shares of stock owned by such person unless such person acquires more than 90% of the outstanding shares of each class of the Company's Common Stock; and (3) at such time as such person controls more than 50% of the vote entitled to be cast by the holders of outstanding shares of voting Common Stock, automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.

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

Long-term debt: The fair value of long-term debt, based on a discounted cash flow analysis using the Company's current incremental borrowing rate for debt of similar maturities is as follows:

                                  1995                      1994
                             Fair      Carrying         Fair      Carrying
                             Value       Value          Value      Value

Long-term debt               $393,350   $349,111        $372,013  $374,288


Forward exchange contracts for foreign currency: The fair value of forward exchange contracts for foreign currency is estimated using quoted market prices for comparable instruments. There were no outstanding forward exchange contracts for foreign currency at November 30, 1995.

Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.

8. Business Restructuring:

In the fourth quarter of 1994, the Company recorded a $70,445 charge for restructuring its business operations. This restructuring charge reduced 1994 net income for the year and for the fourth quarter by $46,295 or $.57 per share. The charge provided for costs associated with reducing the work force and a program that eliminated redundant facilities and positions, improved productivity and efficiency, and eliminated certain businesses and product lines. Specific actions included reducing approximately 600 positions worldwide through position eliminations and a voluntary special retirement program; closing an industrial products plant and a foodservice products plant and transferring the production to other existing facilities; realigning some of our operations in the U.K.; the sale of Golden West Foods, Inc., the frozen foods subsidiary; and consolidating certain administrative activities.

As of November 30, 1995, the Company reduced its work force by approximately 540 due to position eliminations and retirements. One production facility, an industrial products plant, was closed. A foodservice products plant will be closed in early 1996. Production will be transferred to other existing facilities. The frozen food business, Golden West Foods, Inc., was sold. Several functional activities, primarily at the Hunt Valley operations, were consolidated.

The components of the restructuring charge and remaining liability are as follows:

                                     11/30/95          11/30/94
                                     Remaining         Remaining    Restructuring
                                     Liability         Liability       Charge
Work force reduction                 $   977           $24,263      $24,375
Plant consolidations and closings     17,563            33,414       33,477
Other restructuring projects             378             6,513       12,593
                                      18,918            64,190       70,445

Income tax benefits                   (6,459)          (23,434)     (24,150)
                                     $12,459           $40,756      $46,295

Included in the remaining liability are fixed asset write-offs of $7,249.

9. Business Segment:

The Company operates in one segment, specialty foods, which consists principally of manufacturing, marketing and distributing seasonings, flavorings and food products. It also includes the plastic packaging group. The following presents information about operations in different geographic areas:

                                             North                     Other
                                            America       Europe      Countries        Total
1995


Net sales                                   $1,443,674    $325,019    $90,001          $1,858,694
Net income                                      84,803      10,016      2,702              97,521
Assets                                       1,332,342     223,718     58,281           1,614,341
Liabilities                                    916,164     150,511     28,413           1,095,088

1994

Net sales                                   $1,401,537    $239,353     $53,882         $1,694,772
Net income (loss)                               69,186(a)   (6,286)(a)  (1,743)            61,157
Assets                                       1,324,474     202,612      41,615          1,568,701
Liabilities                                    910,323     147,565      20,849          1,078,737

(a)  Includes 1994 net restructuring charge in North America of $34,162 and in Europe of $12,133.

1993
Net sales                                  $1,315,848     $201,178     $39,540        $1,556,566
Net income before accounting change
  for postretirement benefits                  93,353        5,552         775            99,680
Assets                                      1,157,923      135,574      19,739         1,313,236
Liabilities                                   768,386       69,381       8,648           846,415

10. Quarterly Data (Unaudited)

                                                                1995 Quarters

                                           1st              2nd          3rd         4th         Year
Net sales                                  $425,433         $444,983     $431,982    $556,296    $1,858,694
Gross profit                                141,816          151,311      143,623     210,427       647,177
Net income                                   19,346(a)        16,042       19,915      42,218        97,521(a)
Earnings per
 common share                                  $.24(a)          $.20         $.25        $.52         $1.20(a)

(a) Includes restructuring credit of $2,342 or $.03 per share.

                                                                1994 Quarters

                                           1st               2nd          3rd          4th           Year
Net sales                                  $367,723          $396,342     $422,141     $508,566      $1,694,772
Gross profit                                132,771           141,672      158,055      195,701         628,199
Net income (loss)                            18,310            19,129       26,442       (2,724)(b)      61,157(b)
Earnings (loss) per common share               $.23              $.24         $.33        $(.03)(b)        $.75(b)

(b) Includes restructuring charge of $46,295 or $.57 per share.

Management's
Discussion and Analysis

Photo of family and gingerbread cookies:
The old fashioned, gingerbread scent of this year's annual report is a timeless reminder of McCormick/Schilling's presence in kitchens.

Results of Operations
1995 compared to 1994

Sales from consolidated operations grew 10% in 1995 to a record level of $1.9 billion. The substantial growth in sales was primarily the result of volume gains across all operating units with particularly strong performance from the industrial, European and Asia/Pacific operations.

Sales from businesses acquired in 1994 contributed 3% of the increase over prior year sales. Additionally, in the first quarter of fiscal 1995, the Company changed the end of the reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting on a worldwide basis. The effect of this change increased net sales by 2% over 1994. Net sales before acquisitions, divestitures and the change for foreign subsidiaries grew 5% over 1994.

Sales of unconsolidated operations in 1995 were $298 million, a decrease of 13% versus the prior year. The decrease was primarily due to the devaluation of the peso and resulting economic problems in Mexico. The Mexican peso was devalued approximately 52% in 1995. While we continue to maintain a high market share for our Mexican mayonnaise products, unit volumes declined 10% as a result of the economic conditions that weakened consumer purchasing power.

The Company's gross profit margin decreased to 34.8% versus 37.1% for the same period last year. The overall decline was a result of higher raw material costs, higher mix of lower margin industrial sales and lower crop yields for Gilroy Foods garlic. Multiple cost increases in plastic resins and corrugated packaging negatively impacted margins in our food and plastics businesses. Additionally, increases in pepper costs had an adverse impact on all of our food businesses. Gross margins improved as expected in our industrial flavor and seasoning business. Competitive intensity in most of the markets in which we do business increased in 1995. Pressure on margins is being felt at all levels of distribution in the food industry. We believe that this business environment is not likely to change in the near term.

Profit from operations increased to 11.0% of sales from 7.6% in 1994. Excluding the restructuring charge and credit, operating profit margins declined in 1995 to 10.8% from 11.7% in the prior year. Cost savings, mainly in the administrative functions, partially offset weakened gross profit margins. These savings are the result of the Company's restructuring program. As of November 30, 1995, the Company reduced its work force by approximately 540 due to position eliminations, retirements, plant closings, and dispositions. An industrial products plant was closed, and production was transferred to other existing facilities. Golden West Foods, Inc., a specialty frozen food business, was sold. Several functional activities, primarily within Maryland, were consolidated. It is anticipated that a foodservice products plant will be closed in early 1996, and production will be transferred to another existing facility. A consolidated distribution center is expected to be completed in March 1996. Additionally, realignment of some of our operations in the U.K. will occur throughout 1996 and into 1997. We believe continued benefits from these programs will occur over the next two years. Some of the benefits from the restructuring program were used to invest in the Company's national advertising program. We anticipate continued investment in 1996 for this program.

Interest expense increased to $55.3 million in 1995 versus $38.7 million in 1994. The higher financing costs were caused by higher debt levels. Debt was used to finance acquisitions made in the previous year, higher levels of prepaid allowances and higher working capital levels. Increases in working capital were partially caused by temporary inventory build-up as we consolidated plants identified for closing in our restructuring program. We also made strategic purchases of certain commodities which are expected to rise in cost and/or be in short supply in 1996.

Unconsolidated income from joint ventures decreased to $2 million in 1995, down from $8 million in 1994. As mentioned previously, the decline was primarily the result of weakness in our Mexican operations brought on by the devaluation of the Mexican peso.

The Company's effective income tax rate for the year was 36.0%, 2.8 percentage points lower than the comparable rate for 1994. Factors contributing to the favorable rate were lower effective international income tax rates and higher United States income tax credits.

Earnings per share for 1995 were $1.20, up 60% over $.75 in 1994. Excluding the restructuring charge in 1994 of $.57 and the restructuring credit of $.03 in 1995, earnings per share in 1995 were down 11% versus the prior year. Net income was $97.5 million in 1995, up 59% over 1994. Excluding the restructuring charge and credit in 1994 and 1995 respectively, net income was down 11%.

1994 Compared to 1993

Consolidated net sales grew by 9% in 1994 to $1.7 billion. This increase was achieved mainly through volume gains of 8% in total for the Company. Strong growth occurred in many of our businesses with significant increases in our European Zone, Asia/Pacific Zone, industrial and packaging units. Partial year benefits from newly acquired businesses and sales to fast food operators contributed to our international growth. Consolidation of suppliers by the leading food processors and restaurant chains in combination with our reputation for service and quality resulted in continued volume gains in our industrial division. Market growth and increased penetration into the high value-added niche packaging business were the drivers in the growth of that business. Sales of unconsolidated operations in 1994 were $342 million, an increase of 10% over 1993.

Our earnings in 1994 were impacted by three significant factors in addition to the restructuring. These were as follows: first, lower margins in our industrial flavor and seasoning business due in part to higher domestic commodity costs and the lag time in passing these through in the form of price increases; second, our joint venture in Mexico continued to experience challenges to their leading position in mayonnaise and associated products which was defended vigorously with high levels of promotional spending; and third, an increase in interest expenses that resulted from rising short-term rates and higher levels of debt.

Gross margins declined to 37.1% in 1994 from 38.7% in 1993. This is due in part to the changing mix of our sales as lower gross margin industrial sales increased at a faster rate than consumer product sales. The margins were also lower due to the difficulty in passing on the higher commodity costs to our industrial customers.

Profit from operations decreased to 7.6% of sales and included the restructuring charge of $70 million, which is 4.2% of sales. Excluding the restructuring charge, profit from operations in 1994 was 11.7%. Operating profit margins in 1993 and 1992 were 11.6% and 11.4%, respectively. Before the restructuring charge, these margins showed a positive trend, even as gross margins declined. This is due to our continuing efforts to control expenses and eliminate non-value-added costs throughout the Company.

Interest expense increased to $38.7 million in 1994 versus $31.1 million in 1993. This was caused by rising interest rates and higher debt levels. Debt was used to finance acquisitions in 1994 which totaled $83 million. Higher working capital was partially caused by inventory build-up as we re-engineered our consumer products plant in Hunt Valley, Maryland, and made strategic purchases of certain commodities.

Unconsolidated income from joint ventures decreased to $8 million in 1994, down from $10 million in 1993. As mentioned above, our joint venture in Mexico reported significantly lower earnings due to an investment in a marketing campaign to defend market share.

The Company's effective tax rate was 38.8% for 1994 compared to 40.4% for the prior year.

The Company earned $.75 per share in fiscal year 1994. This is a decrease from the $.89 reported in 1993 and $1.16 in 1992. The Company's 1994 earnings were reduced by a comprehensive restructuring plan of its business operations causing a one-time charge to earnings of $.57 per share. Earnings per share for 1993 were reduced by a $.33 one-time charge for an accounting change.

Foreign Currency Management

The Company is subjected to foreign currency translation risks at all of its subsidiaries and affiliates located outside the United States, principally in the United Kingdom, Canada, Australia, and Mexico. Increases or decreases in the value of the applicable foreign currency relative to the U.S. dollar can increase or decrease the reported net assets of foreign subsidiaries and reported net investments in foreign affiliates. During 1995, the Mexican peso devaluation reduced the Company's equity by $17.9 million. Management periodically enters into forward contracts for the delivery of foreign currencies to hedge certain exposures to these increases or decreases. Generally, the Company's foreign subsidiaries utilize local borrowings to limit their net asset exposure. At yearend, the Company did not have any hedges in place to cover net asset exposures.

The Company is also exposed to foreign exchange risk for transactions that are denominated in other than the applicable local currency. Where economically feasible, such transactions are hedged with forward exchange contracts.

Liquidity and Capital Resources

The Company's current ratio was 1.0 at yearend compared to 1.1 and
1.4 at the end of 1994 and 1993, respectively. The decrease is attributable to higher debt levels. The Company's current ratio does not represent a complete measure of the cash resources available to finance operating requirements.

We maintain relationships with a number of United States and international banks that provide committed credit facilities of $380 million which increase our liquidity. These facilities were not in use at yearend.

Cash flows from operations decreased by $13 million due to an increase in operating assets. This was primarily a result of an increase in prepaid allowances paid to certain customers for multi-year sales contracts. Additionally, spending in connection with the restructuring program and further investments in working capital contributed to the decline in operating cash flows. The Company has begun a plan to improve working capital management which is anticipated to result in the reductions in future investments in working capital. Included in this effort is a revised management incentive program in which working capital management is a major component in determining incentive pay.

Capital expenditures were $82 million in 1995 compared with $88 million during 1994. The majority of our capital spending was oriented toward projects that increased efficiency, improved yields or expanded capacity. A significant portion of 1995's capital spending was for the implementation of the various projects in connection with the Company's restructuring program. In the near term, the Company anticipates decreases in the current level of capital spending.

The Company made no acquisitions in 1995. This compares to 1994 and 1993 when $83 million and $76 million, respectively, were spent on acquisitions. This decrease reflects our intention to focus on the successful integration of past acquisitions, to reduce our debt level and to improve returns in our businesses.

Return on equity (ROE), calculated by dividing net income from continuing operations by average shareholders' equity was 20.3% versus 12.8% in 1994 and 22.0% in 1993. ROE before the impact of the restructuring charge on net income was 22.1% in 1994.

Total debt to total capital was 55.5% in 1995 versus 54.6% in 1994, compared to 48% in 1993. Long-term debt outstanding at yearend 1995 was $349 million compared to $374 million in 1994. There were no new issuances of long-term debt in 1995, and the Company repaid $20 million of its outstanding long-term obligations. In 1995, the Company's long-term debt rating of "A" was reaffirmed by both major debt-rating services. Short-term debt outstanding at yearend 1995 and 1994 was $285 million and $203 million, respectively, consisting principally of commercial paper rated as A1/P1 quality by the major rating agencies.

In June 1993, the Company authorized an additional 2 million share repurchase program which was approximately 63% complete at fiscal yearend.

Dividends have increased 14 times and have risen at a compounded annual rate of 19% since 1987. Total dividends paid during fiscal 1995 were $42.2 million versus $39.0 million in 1994 and $35.6 million in 1993. The quarterly dividends paid during the past three years are summarized below:

                   1995     1994     1993
First Quarter      $.13     $.12     $.11
Second Quarter      .13      .12      .11
Third Quarter       .13      .12      .11
Fourth Quarter      .13      .12      .11
   Total           $.52     $.48     $.44

In December 1995, the Board of Directors approved an 8% increase in the quarterly dividend from $.13 to $.14 per share.

The high and low closing prices of common stock during fiscal quarters as reported on the NASDAQ national market follow:

                            1995            1994
Quarter ended            High    Low     High    Low
February 28              $22.63  $18.13  $24.75  $21.00
May 31                    23.25   20.44   23.50   20.00
August 31                 23.25   20.75   22.50   17.75
November 30               26.50   21.50   20.38   17.75



Sales

Consolidated           1995        1994        1993        1995      1994      1993
                               (in millions)                (percentage of total)

Americas               $  727.6   $  716.6     $  706.0     39.1%     42.2%     45.4%
Europe                    317.1      238.4        201.2     17.1%     14.1%     12.9%
Asia/Pacific               56.8       33.4         26.2      3.1%      2.0%      1.7%
Industrial                567.3      524.7        456.5     30.5%     30.9%     29.3%
Packaging                 154.8      141.7        124.9      8.3%      8.4%      8.0%
Total Food and
  Packaging             1,823.6    1,654.8      1,514.8     98.1%     97.6%     97.3%
Gilroy Energy              35.1       40.0         41.8      1.9%      2.4%      2.7%
Total                  $1,858.7   $1,694.8     $1,556.6    100.0%    100.0%    100.0%

Percentage Change                   1995                         1994                           1993
                         Total     Volume    Price     Total     Volume    Price     Total     Volume    Price
                         Change    Change    Change    Change    Change    Change    Change    Change    Change
Americas                 1.5%      1.2%      0.3%      1.5%      1.2%      0.3%      4.1%      4.7%      (0.6)%
Europe                  33.0%     32.2%      0.8%     18.5%     14.9%      3.6%      0.1%      9.9%      (9.8)%
Asia/Pacific            70.3%     61.8%      8.5%     27.4%     27.8%     (0.4)%    (6.4)%    (3.4)%     (3.0)%
Industrial               8.1%      6.8%      1.3%     14.9%     13.7%      1.2%      8.0%      9.5%      (1.5)%
Packaging                9.2%      1.4%      7.8%     13.4%      9.9%      3.5%     28.6%     25.5%       3.1%
Total Food and
  Packaging             10.2%      8.7%      1.5%      9.3%      8.0%      1.3%      6.2%      8.1%      (1.9)%
Gilroy Energy          (12.2)%    (7.2)%    (5.0)%    (4.1)%     0.8%     (4.9)%    (5.8)%    (4.3)%     (1.5)%
Total                    9.7%      8.3%      1.4%      8.9%      7.8%      1.1%      5.8%      7.7%      (1.9)%

Photo: New Distribution Center

Historical Financial Summary              (dollars in millions except per-share data)

Operating Results        1995    1994     1993     1992     1991     1990      1989      1988      1987      1986

Net sales              1,858.7  1,694.8  1,556.6   1,471.4  1,427.9  1,323.0   1,246.1   1,220.3   1,078.5   975.7
Cost of goods sold     1,211.5  1,066.6    953.4     887.4    886.6    838.2     805.9     812.6     710.2   637.4
Gross profit             647.2    628.2    603.2     584.0    541.3    484.8     440.2     407.7     368.3   338.3
Selling, general &
  admin. exp.            446.1    429.6    422.7     416.8    395.8    357.7     338.2     312.9     305.2   271.3
Restructuring charge
  (credit)                (3.9)    70.4
Operating profit         205.0    128.2    180.5     167.2    145.5    127.1     102.0      94.8      63.1    67.0
Interest & other
  income/exp.            (55.8)   (41.2)   (30.6)    (28.9)   (30.6)   (22.8)    (23.5)    (31.0)    (22.5)  (23.5)
Income before income
  taxes                  149.2     87.0    149.9     138.3    114.9    104.3      78.5      63.8      40.6    43.5
Provision for income
  taxes                  (53.7)   (33.7)   (60.5)    (53.0)   (42.8)   (38.6)    (29.5)    (27.8)    (16.6)  (19.4)
Income-consolidated ops.  95.5     53.3     89.4      85.3     72.1     65.7      49.0      36.0      24.0    24.1
Income-unconsolidated ops. 2.0      7.9     10.3       9.9      8.8      3.7       3.5       (.4)       .4      .3
Income - continuing ops.  97.5     61.2     99.7      95.2     80.9     69.4      52.5      35.6      24.4    24.4
Income - discont. real
  estate ops.(F1)                                                                  83.0        .7       6.2     5.3
Accounting changes(F2)                      (26.6)                                            6.4
Net income                97.5     61.2      73.1     95.2     80.9     69.4      135.5      42.7      30.6    29.7

Gross profit margin       34.8%    37.1%     38.7%    39.7%    37.9%    36.6%      35.3%     33.4%     34.1%   34.7%
Operating profit margin   11.0%     7.6%     11.6%    11.4%    10.2%     9.6%       8.2%      7.8%      5.9%    6.9%
Profit margin -
  consolidated             5.1%     3.1%      5.7%     5.8%     5.1%     5.0%       3.9%      3.0%      2.2%    2.5%
Percent change over
  prior year Net sales     9.7%     8.9%      5.8%     3.0%     7.9%     6.2%       2.1%     13.2%     10.5%   11.8%
Income-continuing ops.    59.5%   (38.6)%     4.7%    17.7%    16.6%    32.1%      47.5%     45.9%       .0%   13.0%
Effective tax rate        36.0%    38.8%     40.4%    38.3%    37.2%    37.0%      37.6%     43.6%     40.9%   44.6%

Liquidity

Depreciation and
  amortization            63.7     62.5       50.5    43.8     40.5     36.6       34.8      29.8      30.4    24.5
Capital expenditures      82.1     87.7       76.1    79.3     73.0     58.4       53.4      50.4      81.7    82.9
Current ratio              1.0      1.1        1.4     1.1      1.2      1.3        1.7       1.4       1.4     1.4

Capital Structure

Current debt             297.3    214.0       84.7   122.6     78.2     30.4       20.3      49.5      76.7    51.9
Long-term debt           349.1    374.3      346.4   201.0    207.6    211.5      210.5     229.4     198.1   126.8
Total debt               646.4    588.3      431.1   323.6    285.8    241.9      230.8     278.9     274.8   178.7
Shareholders' equity     519.3    490.0      466.8   437.9    389.2    364.4      346.2     294.3     280.6   271.6
Total capital          1,165.7  1,078.3      897.9   761.5    675.0    606.3      577.0     573.2     555.4   450.3
Total assets           1,614.3  1,555.7    1,313.2 1,130.9  1,037.4    946.9      864.5     846.4     776.5   648.1
Return on equity -
  continuing ops.         20.3%    12.8%      22.0%   23.3%    21.8%    20.4%      15.5%     14.6%     11.1%   11.9%
Return on equity - total  20.3%    12.8%      17.0%   23.3%    21.8%    20.4%      40.0%     14.6%     11.3%   11.3%
Percent debt to total
  capital                 55.5%    54.6%      48.0%   42.5%    42.3%    39.9%      40.0%     48.7%     49.5%   39.7%

Per Common Share(F3)

Income - continuing ops.   1.20      .75        1.22    1.16     .98      .83        .60       .38        .26    .25
Income - discont. real
  estate ops.(F1)                                                                    .94       .01        .06    .06
Income before accounting
  changes                  1.20      .75        1.22    1.16     .98      .83       1.54       .39        .32    .31
Accounting changes(F2)                          (.33)                                          .07
Total earnings             1.20      .75         .89    1.16     .98      .83      1.54        .46        .32    .31
EPS growth from
  continuing ops.            60%     (39)%         5%     18%     18%      38%       58%        46%         4%    14%
Book value                 6.39     6.03        5.70    5.45    4.88     4.56      4.18       3.27       3.00   2.83
Common dividends
  declared(F4)              .53      .49         .45     .40     .31      .24       .19        .14        .13     .11
Market closing price:
  High                    26.50    24.75       30.25   28.75   22.88    13.38     12.50       7.25       6.44    5.66
  Low                     18.13    17.75       20.40   20.63   11.88     9.13      6.31       3.85       4.10    4.16

Dividend payout ratio(F5)  44.4%    36.4%       36.1%   32.8%   28.6%    28.9%     30.8%      36.5%      38.5%   37.4%
Average shares outstanding
  and equivalents
   (000's)               81,181    81,240     81,766  81,918  82,396   83,720    87,772     93,068     94,408   96,848

(F1)  The Company disposed of its wholly owned real estate subsidiary in 1989.
(F2) In 1993, the Company adopted SFAS No. 106, "Employers" Accounting for Postretirement Benefits Other than Pensions,"
and in 1988, it adopted SFAS No. 96, "Accounting for Income Taxes."
(F3)  All share data adjusted for 2-for-1 stock splits in January 1992, January 1990 and April 1988.
(F4)  Includes fourth quarter dividends for the years 1986 and 1988-1995, which were declared in December of each of those years.
(F5) Dividend payout ratio does not include gain on sale of discontinued real estate operations, cumulative effect of accounting changes and restructuring charge or credit.

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

Charles P. McCormick, Jr.
Chairman of the Board & Chief Executive Officer

Robert G. Davey
Vice President & Chief Financial Officer

J. Allan Anderson
Vice President & Controller, Chief Accounting Officer

Report of Independent Auditors

To the Shareholders
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 1995 and 1994 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 1995 and 1994 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 4 to the consolidated financial statements, the Company changed its method of accounting for postretirement benefits other than pensions in 1993.

Baltimore, Maryland
January 15, 1996

Directors and Officers

Board of Directors

Executive Committee
  Charles P. McCormick, Jr.
  H. Eugene Blattman*
  Robert G. Davey
  Robert J. Lawless
  Carroll D. Nordhoff

  James J. Albrecht

James S. Cook + ***
Executive in Residence
College of Business Administration
Northeastern University

Harold J. Handley**

George W. Koch + ***
Of Counsel
Kirkpatrick & Lockhart

George V. McGowan ***
Chairman of the Executive Committee
Baltimore Gas and Electric Company

Richard W. Single, Sr.

William E. Stevens + ***
President & Chief Executive Officer
United Industries Corp.

Karen D. Weatherholtz*

Retired January 1, 1996**
Retiring April 1, 1996+
Audit Committee Member***
Compensation Committee Member D

PHOTO:Left to right, seated: Nordhoff, Blattman*, McCormick,
Lawless, Davey;standing: Weatherholtz, Koch, Stevens, Cook,
Albrecht, Single, Handley**, McGowan.

Corporate Officers

Charles P. McCormick, Jr.
Chairman of the Board &
  Chief Executive Officer

Robert J. Lawless
President
  & Chief Operating Officer

Susan L. Abbott
Vice President -
  Quality Assurance

James J. Albrecht
Group Vice President -
  Asia/Pacific

J. Allan Anderson
Vice President &
Controller

Samuel E. Banks
Vice President - Acquisitions
  & Financial Planning

Allen M. Barrett, Jr.
Vice President - Corporate
  Communications

Robert G. Davey
Vice President & Chief
  Financial Officer

Randall B. Jensen
Vice President - Operations
  Resources

Christopher J. Kurtzman
Vice President & Treasurer

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

Karen D. Weatherholtz
Vice President - Human Relations

Alan D. Wilson
Vice President -
  Corporate Procurement


W. Geoffrey Carpenter
Assistant Secretary
  & Associate Counsel

Robert W. Skelton
Assistant Secretary
  & Associate General Counsel

David P. Smith
Assistant Treasurer

Gordon M. Stetz, Jr.
Assistant Treasurer -
Financial Services

McCormick Worldwide

THE AMERICAS MARKET ZONE
Consolidated Operating Units
McCormick/Schilling Division
Hunt Valley, Maryland
Robert W. Schroeder
Vice President & General
Manager

Food Service Division
Hunt Valley, Maryland
F. Christopher Cruger
Vice President & General Manager


McCormick Canada, Inc.
London, Ontario, Canada
Gerald W. Snowden
President

McCormick de Centro
America, S.A. de C.V.
San Salvador, El Salvador
Arduino Bianchi
Managing Director

McCormick de Venezuela, C.A.Caracas, Venezuela
Alberto Diaz
Managing Director

Affiliates

McCormick de Mexico,
S.A. de C.V. (50%)
Mexico City, Mexico

EUROPEAN MARKET ZONE

John C. Molan
Group Vice President - Europe

Consolidated Operating Units

Global Food Ingredients Europe
Buckinghamshire, England
Cameron D. F. Savage
Managing Director

McCormick U.K. plc
Buckinghamshire, England
John C. Molan
Managing Director

  McCormick Glentham (Pty)
  Limited
  Midrand, South Africa
  John C. Eales
  Managing Director

McCormick S.A.
Regensdorf Z.H.,
Switzerland
Ernest Abouchar
Managing Director

Oy McCormick Ab
Helsinki, Finland
Risto T. Heiskanen
Managing Director

ASIA/PACIFIC MARKET ZONE

James J. Albrecht
Group Vice President - Asia/Pacific

Consolidated Operating Units

McCormick Foods Australia Pty. Ltd.
Clayton, Victoria, Australia
Russell Eves
Managing Director

McCormick (Guangzhou) Food Company, Ltd.
Guangzhou, China
Hector Veloso
General Manager

McCormick Ingredients Southeast
  Asia Private Limited
Jurong, Republic of Singapore
K. K. Foo
Operations Director

McCormick Thailand, Inc.
Bangkok, Thailand
Victor K. Sy
President

Shanghai McCormick Seasoning & Foodstuffs Co., Ltd. (90%)
Shanghai, People's Republic of China
Victor K. Sy
President

Affiliates

McCormick-Lion Limited (49%)
Tokyo, Japan

McCormick Philippines, Inc. (50%)
Manila, Philippines

P.T. Kimballmas Sejati (50%)
Jakarta, Indonesia

P.T. McCormick Indonesia (50%)
Jakarta, Indonesia

Stange (Japan) K.K. (50%)
Tokyo, Japan

McCORMICK FLAVOR GROUP

Gary W. Zimmerman
Vice  President & General Manager

Consolidated Operating Units

McCormick Flavor Division-U.S.A.
Hunt Valley, Maryland
Howard W. Kympton, III
Vice President & General Manager

McCormick Ingredients
Hunt Valley, Maryland
Thomas A. Barry
Vice President & General Manager

McCormick Pesa, S.A. de C.V.
Mexico City, Mexico
Robert E.Horn
President

Affiliates

AVT-McCormick Ingredients Limited (50%)
Cochin, India

McCormick & Wild, Inc. (50%)
Hunt Valley, Maryland

P.T. Sumatera Tropical Spices (30%)
Padang, Sumatera, Indonesia

Sesaco Corporation (21.9%)
Paris, Texas

Vaessen Shoemaker de Mexico, S.A. de C.V. (50%)
Mexico City, Mexico

GILROY FOODS, INCORPORATED

Michael M. Brem
President

Consolidated Operating Units

Gilroy Energy Company, Inc.
Robert P. Kraemer
President

Giza National Dehydration Company (81.7%)
Cairo, Egypt
Robert P. Kraemer
Managing Director

Affiliates

Supherb Farms (50%)
Turlock, California

PACKAGING GROUP

Dorsey N. Baldwin
Vice President

Consolidated Operating Units

Setco, Inc.
Anaheim, California
Donald E. Parodi
President

Tubed Products, Inc.
Easthampton, Massachusetts
Dorsey N. Baldwin
President

Minipack Systems Limited
Southampton, England
Andrew P. Goodman
President