Form 10-K, Exhibit 13
period 1996-11-30
MCCORMICK & CO INC
filed 1997-02-25
CIK 63754

McCormick & Company, Incorporated        Annual Report 1996

Company  Description

McCormick & Company, Incorporated is the largest spice company in the world. The Company is the leader in the manufacture, marketing and distribution of spices, seasonings, flavors and other food products to the food industry - retail, foodservice and food processors. A packaging group manufactures and markets plastic bottles and tubes for food, personal care and other products. McCormick products are processed and sold throughout the world. Founded in 1889, McCormick pioneered with products and people, and in 1932 started participative management. For more than 60 years, McCormick has thrived with Multiple Management - a philosophy and system of management development - which, along with enlightened leadership, helps shape our corporate culture. Multiple Management encourages a belief in the power of people, recognizes the dignity of the individual, the dynamics of human relationships, the need for participation at all levels of employment and the importance of sharing the rewards of success. Headquartered in Sparks, Maryland, McCormick has sales of $1.7 billion. Worldwide, McCormick has 7,300 employees - people loyal to a heritage of product quality and customer service which has made McCormick a success over the years. Publicly held and traded on NASDAQ, the Company has more than 25,000 shareholders - many are employees. McCormick has paid dividends every year since 1925.

Contents

Mission and Core Values                          2
Financial Highlights                             3
Letter to Shareholders                           4
Report on Operations                             7
Historical Financial Summary                    14
Consolidated Income Statement                   17
Consolidated Balance Sheet                      18
Consolidated Statement of Cash Flows            19
Consolidated Statement of Shareholders' Equity  20
Notes to Consolidated Financial Statements      21
Management's Responsibility for Financial
  Statements                                    36
Report of Independent Auditors                  36
Management's Discussion and Analysis            37
Directors and Officers                          43
McCormick Worldwide                             44
Investor Information             Inside back cover



[picture of Grill Mates Spicy Montreal Steak Seasoning with steak on a plate]

The paper that the financials are printed on contains McCormick
Pure Ground Black Pepper. The 1997 Annual Meeting will be held at 10:00 a.m., Wednesday, March 19, 1997, at Marriott's Hunt
Valley Inn, 245 Shawan Road (exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

MISSION The primary mission of McCormick & Company, Incorporated is to profitably expand its worldwide leadership position in the spice, seasoning and flavoring markets.

CORE VALUES We believe that our people are the most important ingredient to our success. We believe in continuously adding value for our shareholders. We believe customers are the reason we exist. We believe in doing business honestly and ethically. We believe in focused achievement of goals and objectives through teamwork.

[photo: Cinnamon flavors many dishes around the world and is the scent for this year's annual report.]

FINANCIAL HIGHLIGHTS
(dollars in millions except per-share data)

                                     Year ended November 30

                              1996        1995        1994       1993       1992
Net sales                     $1,732.5    $1,691.1    $1,529.4   $1,400.9   $1,323.9

Before restructuring charges
  Net income from continuing
    operations                    $83.1      $84.5       $88.8      $82.9      $73.6
  Net income                       81.5       95.2       107.5       73.1       95.2
  Earnings per share -
    continuing operations          1.03       1.04        1.09       1.01        .90
  Earnings per share - total       1.01       1.17        1.32        .89       1.16
Return on shareholders' equity     16.2%     19.7%        22.1%      17.0%      23.3%

After restructuring charges
  Net income from continuing
    operations                    $43.5     $86.8        $42.5      $82.9      $73.6
  Net income                       41.9      97.5         61.2       73.1       95.2
  Earnings per share - continuing
    operations                      .54      1.07          .52       1.01        .90
  Earnings per share - total        .52      1.20          .75        .89       1.16
  Return on shareholders' equity    8.6%     20.3%        12.8%      17.0%      23.3%

Dividends paid per share          $ .56     $ .52        $ .48      $ .44       $.38

Margins
  Gross profit                     34.9%     34.5%        36.5%      38.5%      38.9%
  Operating income                  5.4%     10.2%         5.6%      10.1%       9.2%
  Net income from continuing
    operations                      2.5%      5.1%         2.8%       5.9%       5.6%

Cash flow from operating
  activity                       $201.7    $ 59.4       $ 72.5     $ 80.6      $117.3
Cash flow from investing
  activity                        187.9     (78.5)      (184.0)    (145.0)     (121.3)
Cash flow from financing
  activity                       (380.8)     17.7        113.9       79.1         4.2

Debt to total capital              47.1%     55.5%        54.6%      48.0%       42.5%

Shareholders' equity             $450.0    $519.3       $490.0     $466.8      $437.9

Average shares outstanding and
  equivalents (000's)            80,641    81,181       81,240     81,766      81,918
Ending shares outstanding
  and equivalents (000's)        78,205    81,218       81,206     81,916      81,978

[Bar graph showing Ten-Year Growth of One Dollar Invested in McCormick Stock for the period of 1986 at $1.00 to 1996 at $5.65. Ten-year compound growth rate of 19% (includes dividend reinvestment)]

[Bar graph showing Market Capitalization - Dollars in Millions. The graph depicts in 1986 an amount of $514 and in 1996 an amount of $1,926.]

Letter to Shareholders

1996 was approached as a turnaround year and turnaround it was. Our first-half performance, as expected, was sub-par. The second half returned to growth, and we are again pointed in the right direction.

Confidence in the future of the business led to our announcement in August that we would, over time, buy back 10 million shares of the Company's outstanding stock on the open market. Confidence also led us to approve a 7 percent increase in the regular quarterly cash dividend. This is the 14th dividend increase that we have declared over the last 10 years. McCormick has paid dividends every year since 1925. We are pleased to reward long-term shareholders and look forward to taking future actions that will improve total return to them.

A year ago, we reported that we would measure ourselves in a new way, creating shareholder value with a focus on generating both positive and growing economic value added (EVA). We have been focused on increasing our worldwide market share, more effectively managing our assets and, of course, growing earnings per share. We firmly believe that EVA is an excellent tool to measure shareholder value, and increasing shareholder value results in a higher stock price. Proper measurement gives incentive to our managers to perform like owners of the business.

Of the year's actions, most significant was the sale of our garlic and onion dehydration business, Gilroy Foods, Incorporated, to ConAgra, Inc. Simultaneously, we sold Gilroy Energy Company, Inc. to Calpine Corporation. As a result of both transactions, we are a much stronger company. The sale of those businesses may be as important to our future health as was our real estate divestiture in 1989. These sales have helped to lessen our debt burden and will provide the resources to take advantage of growth opportunities.

Our year was shaped by a comprehensive portfolio review. In addition to the Gilroy sales, the Brooklyn, New York plant of our packaging subsidiary, Setco, Inc., was closed. After year end, we entered into agreements to sell Giza National Dehydration Company of Egypt and Minipack Systems Limited of England. We are also divesting other small, non-core businesses, and we are exiting certain minor, non-core product lines.

In other developments, certain international manufacturing facilities are being realigned to maximize efficiencies, most notably our new operation at Haddenham in the United Kingdom. In Maryland, we opened our new distribution center, which consolidated distribution activities that occurred at nine other facilities. We merged our Cake Mate brand with Pioneer Products to form Signature Brands. We are happy to report that this new joint venture is doing extremely well.

These are positive steps that improve our cash flow and asset management and will help drive our business forward again.

The "Flavor Up!" advertising campaign which began in 1995 has helped us market the McCormick brand more aggressively than ever before. Highlighted by a series of radio and television ads, the campaign has created results and strengthened brand loyalty versus the competition. Our efforts are working, whether to promote Bag'n Season, specialty blends like Grill Mates or our gravy line. We are committed to the campaign because it is just one more way we separate ourselves from the competition. The McCormick and Schilling brand names are very powerful, and our vision is to leverage the power of those brands.

An even greater avenue for growth for the Company is international. Sales outside the United States, including joint ventures, are now approximately 39 percent. Our goal is to increase this to at least
50 percent of our sales over time. One key area is China, which has the availability of key raw materials so that we can process in-country to our standard of quality. We currently operate facilities in Guangzhou and Shanghai and are opening sales offices elsewhere. There are no national spice brands, and we are creating the platform to be that brand.

We continue to broaden our horizon within our industrial business by introducing new products such as SavorySelect, ChileMex, ColorBits and TastyBits. Industry reaction has been favorable.
Our Research & Technical Development team creates innovative, value-added products that give McCormick customers the edge.

Whether the focus is retail, international or industrial, we have growth opportunities for years to come.

Recent spice consumption data in the United States show that per capita use is up to more than three pounds per year. The popularity of ethnic foods continues to rise, and people are increasingly conscious of the need to eat healthier foods. Spices and seasonings not only make ethnic dishes stand out, they bring added flavor to healthier foods that have reduced salt or fat. Our business is benefiting from these major eating trends.

[photograph of Robert J. Lawless, President and CEO, (left) and
  Charles P. McCormick, Jr., Chairman]

Effective January 1, 1997, Robert J. Lawless became Chief Executive Officer in addition to President & Chief Operating Officer.
Charles P. McCormick, Jr., who had been serving as Chairman of the Board & CEO since January 1, 1996, will continue as Chairman and devote approximately 40 percent of his time to Company business. Robert G. Davey was promoted to Executive Vice President & Chief Financial Officer. Robert W. Schroeder, Vice President & General Manager of the McCormick/Schilling Division, was elected to the Board of Directors. Dr. Freeman A. Hrabowski, III, President of the University of Maryland Baltimore County, has also been elected to the Board.

During the year, there were additional executive appointments.
Richard W. Single, Sr. became Vice President-Government Affairs and Secretary/Counsel to the Board of Directors. Robert W. Skelton was promoted to Vice President & General Counsel, and W. Geoffrey Carpenter was promoted to Assistant Secretary & Associate General Counsel. Christopher J. Kurtzman was named Vice President & Treasurer. He succeeds Donald A. Palumbo who retired. Robert C. Singer was appointed Vice President-Acquisitions & Financial Planning.
He succeeds Samuel E. Banks who retired.

Dr. James J. Albrecht, Group Vice President-Asia/Pacific since 1993, has been appointed Vice President-Science & Technology. Gary W. Zimmerman, Vice President & General Manager of the McCormick Flavor Group since 1992, became Group Vice President-Asia/Pacific. In addition,
Dorsey N. Baldwin, Vice President-Packaging Group and President of
Tubed Products, Inc., retired from the Company. He was succeeded by Alan D. Wilson, as President and General Manager of Tubed Products.

We wish to thank our employees for their outstanding performance under very competitive circumstances. They have demonstrated once again that participative management remains a hallmark of our business. Teamwork, so vital to our success, has led us to focus on our core businesses, manage our assets more effectively, drive our brands, return to profit growth and increase shareholder value.

[photograph of the Executive Committee: left to right, seated: Nordhoff, Davey; standing: Lawless, McCormick.]

We believe the steps we are taking will produce the desired results and ensure a bright future. The officers and the Board of Directors join in thanking our shareholders, customers, suppliers and employees for your continuing support of McCormick & Company, Incorporated.


/s/Charles P. McCormick, Jr.
Charles P. McCormick, Jr.
Chairman of the Board


/s/Robert J. Lawless
President & Chief Executive Officer

Report on Operations

Much was accomplished during 1996. One year ago, the Company identified several areas of focus if we were to return to the type of successful performance our investors have enjoyed over time. Concurrent with addressing increased competitive pressures, our objective was to establish the platform for growth. As we promised a year ago, we aggressively drove our brands. Our marketing efforts were refocused on the consumer. This included significantly increased advertising and other promotions to attract consumers to our products. And finally, the Company worked to lower costs and intensified asset management.

To get our house in order, we determined what had to be done - and with determination, we did it. Taken as a whole, 1996 was a substandard year. But looking deeper than the year-end numbers, you'll see that the turnaround has happened. A poor first half of the year was followed by a strong second half. Our successful return to growth in the second half is our springboard to future increased earnings and increased shareholder value.

Any telling of a turnaround story is a good news/bad news tale. The bad news: We were in a situation where we needed to reverse our course and return to growth. The good news: We did it. But equally as important, our plan unfolded as described late last year. This report will elaborate on how it happened, and why we confidently say, "We're back." But first...

A Brief Look at Who We Are

McCormick's consumer, foodservice and some industrial businesses are aligned globally into three zones: the Americas market, the European market and the Asia/Pacific market.

McCormick's oldest and largest business is dedicated to the manufacture and sale of consumer spices, herbs, extracts, proprietary seasoning blends, sauces and marinades. These consumer products are sold in the United States, primarily under the McCormick brand in the East, the Schilling brand in the West, in Canada under the Club House brand and in the United Kingdom under the Schwartz brand. In other market zones, the McCormick brand name is primarily used.

The Food Service Division serves broadline foodservice distributors and membership warehouse clubs.

The McCormick Flavor Group includes our U.S. industrial and fast food spice, seasoning and flavor businesses. It sells to food processors and major restaurant chains worldwide.

McCormick's Packaging Group, comprised of Setco, Inc. and Tubed
Products, Inc., is a U.S.-focused business that manufactures and markets plastic bottles and tubes for food, personal care and other products.

Our Portfolio Review

The cornerstone of our turnaround was an EVA-driven portfolio review we performed on every part of our business. We determined which parts would create long-term shareholder value and which would not. As a result, the Company took a number of steps.

Last August, the Company sold Gilroy Foods, Incorporated, our agricultural business located in Gilroy, California, to ConAgra, Inc. It was an EVA-positive move to sell the business. As Gilroy grew, it became very capital intensive, consuming too much of our resources with inadequate returns in recent years. It was the right move for the future growth of the Company.

At the same time, the Company sold Gilroy Energy Company, Inc. to Calpine Corporation. Both transactions, in total, improved our cash flow and will improve EVA. The proceeds from the sales allow us to pay down debt, reinvest in our brands, commence a 10 million share stock repurchase program and position ourselves to take advantage of numerous growth opportunities.

The Brooklyn, New York plant of McCormick's packaging subsidiary,
Setco, was closed. We are realigning certain manufacturing operations in Europe. After year end, we entered into agreements to sell Giza
National Dehydration Company of Egypt and Minipack Systems Limited of England. Certain other small non-core businesses were also put up for sale.

Certain regions of our United States consumer business changed from a direct sales force to a broker sales force, so we now have a broker network across the entire U.S. This provides increased coverage of individual retail stores and allows for more effective implementation of our sales and marketing programs. Also, the Company is exiting certain non-core product lines.

All of the actions mentioned above helped to make the Company stronger, more competitive and enhanced our potential to grow the business in a very focused way.


Our Return to Growth

After a series of down quarters, the second half of 1996 saw the Company return to earnings growth. To continue the rebound, we will capitalize on certain trends in the industry and execute a number of strategies, some old and reliable, others new and innovative. Combined, they will help McCormick maintain its position as the premier spice, flavor and extract company in the world.

[picture of two Produce Partners sauce mixes and a plate of food]

One strategy that we mentioned in last year's report is our aggressive effort to drive our brands with the "Flavor Up!" promotional campaign. That effort continued in earnest in 1996. Highlighted by a series of radio and television ads, the campaign has done more than just create excitement in our retail business: It has created results.

Our Bag'n Season products are a perfect example. Bag'n Season helps provide an excellent meal, quick and easy, with hardly any clean up. It is a great product and has been for more than 20 years. Our only problem was that few people knew about it. So we updated the packaging and increased our promotional efforts. As a result, one of our "old" products was accepted by consumers like a new product. For the year, sales were up nearly 40 percent.

Grill Mates meat and poultry seasoning blends, developed for outdoor barbecue cooking, experienced similar success. Sales for the year were up approximately 40 percent. Likewise, after increased advertising, we saw sales growth for our line of low-fat gravies.

Our promotional efforts are working, and we see the direct link to the "Flavor Up!" ad campaign. We're committed to them, and they are just one more major way we separate ourselves from the competition.

All three products are also excellent examples of McCormick's extensive portfolio of value-added products, a list that will continue to grow in 1997.

Another tactic in our effort to grow the business is in the evolution of our relations with the grocery trade. For many years, our consumer business has been trade driven, with most efforts directed at obtaining premium shelf space in the stores. What we are working for is a better blend, directing efforts at the consumer as well as the trade. The "Flavor Up!" campaign is a good example of consumer focus. An example of trade focus is our effort in category management. With category management, McCormick acts as the marketing consultant to the grocer, sharing data relative to McCormick brand strength versus the competition and data relative to volume movement. We help measure the success of the grocer's merchandising strategies. The goal of this enhanced partnership is to sell more consumer branded products, benefiting both the grocer and McCormick.

[picture of a Bag'n Season]

The grocery trade is concerned about a trend of an increasing percentage of product being sold through non-traditional outlets such as warehouse stores, drug stores and club stores. While we participate within all distribution channels, consumer testing indicates that consumers prefer to buy spices from grocery stores. Because of our category management practices, we believe consumers will get a better value, and we will see more profitability by greater sales of our branded products.

We are using both the tried-and-true methods and some new techniques to help drive our brands. In the past few annual reports, we have informed you about our perimeter strategy, where we have focused on the perimeter area of the grocery store (the produce, seafood and meat sections) as those parts of the store with the highest shopping activity. As a result, we have focused aggressive marketing techniques that have met with success. Our Old Bay and Golden Dipt seafood lines have been very successful. Our Produce Partners line was repackaged and reformulated resulting in increased sales for the year.

A newer strategy has been our further exploration of cyberspace. McCormick has had a web site (http://www.mccormick.com) for more than a year, and in 1996, we added a recipe data base with hundreds of recipes. So, as you "surf the net," you can plan your next meal.

Our efforts to grow go beyond our well-known retail business.
Our industrial business continues to grow thanks to innovation, a growing stable of value-added products and global expansion among major customers.

In last year's report, we noted the introduction of FlavorCell, our technology to encapsulate a wide range of liquid and solid flavors. This innovative product answered a need for food processors, and sales projections for the first year were exceeded. The success of FlavorCell has been expanded by other value-added products that give McCormick customers the technical edge.

One new product is SavorySelect, a collection of natural meat flavors. They all deliver the just-cooked tastes of beef, chicken or pork for rich flavor in soups, marinades, gravies, meats and other applications. Another creative product from our Flavor Division is ChileMex, which captures the signature flavors of popular chili-based Mexican cuisine. Chilies do more than add heat to Mexican dishes: They add flavor. And, ChileMex answers a need for restaurants capitalizing on this popular food trend.

One of the exciting industrial products to come out of the Flavor Group's Ingredient Division is ColorBits. ColorBits is a line of small, colorful food ingredients used primarily to enhance the appearance of food. They have been very successful in snack seasonings, confectionery, cheese and cereal applications. Food processors are just scratching the surface for the potential applications for this new product, and a similar product called TastyBits has been introduced as well.

These products are attracting new customers, and it is also our commitment to service that helps the Company maintain long-standing relations with numerous food businesses. The list of multi-national companies served by our industrial business reads like a "Who's Who" of the food industry. Many of these businesses are restricting their list of suppliers. Often we are selected as a supplier of choice. In 1996, a Fortune 50 company named McCormick "Supplier of the Year." For McCormick, it was the seventh time the Company has won the honor in the nine years it has been awarded.

As these multi-national companies continue to expand globally, we, as a trusted partner, continue the relationship around the world. To strengthen the level of customer support in far-off lands, McCormick has technical centers around the world poised to answer any customer's needs. The combination of our extensive product line, our innovative R&D staff and our respected reputation in the food industry make McCormick a consistent winner in the flavoring business.

The Food Service Division saw sales growth in 1996. One of the major U.S. foodservice distributors named McCormick a "Gold-Level Supplier," a distinction earned by only 10 of the distributor's 1,500 suppliers.

In an effort to differentiate itself from the competition, the Food Service Division launched a new packaging concept with an "operator friendly" labeling system designed as a result of direct input of hundreds of foodservice operators.

[picture of Schwartz One Pan Recipes mix with a plate of food prepared using this product]

We also see potential for growth in the foodservice business due to the trend in supermarket prepared foods. Grocery stores are providing the prepared "meal-to-go" offerings that have become popular among consumers with a taste for good food, but not enough time to prepare a meal from scratch.

The Company will also look to its Packaging Group to contribute to future growth. A major ingredient to the success of our Setco operation is the expanding vitamin industry. Setco has developed new packaging products and attracted new customers in the vitamin industry and also continues to serve a number of cosmetic and food companies, including McCormick. Tubed Products, Inc.,
(TPI), had a poor year in 1996 due to market pressures and operational inefficiencies. TPI will look to rebound in 1997, its 50th year of operation.

Most of the efforts mentioned so far have been focused on U.S. activities. A majority of our sales are in the United States, but the Company has set a goal to increase sales outside the U.S. to become half of McCormick's total sales in the future. There are several countries where McCormick has long been a well-known name, and there are others where McCormick is newer to the scene.
First, let's look at the Americas Zone.

Our Canadian operation saw record sales and profits in 1996.
Sales grew in all Canadian divisions but were particularly strong in sales to food processors and foodservice operators. New business from major customers and growth from snack, fast food and meat segments fueled the record industrial growth. The club stores and distributors provided new sales highs for McCormick Canada's foodservice business.

McCormick de Mexico, our consumer joint venture, is still feeling the effects of a weak economy. Although consumer confidence in Mexico is still low, our unit sales grew modestly in 1996, and a number of initiatives completed in 1996 should bear fruit in 1997 if economic activity picks up. Our first international alliance, McCormick de Mexico, celebrates its 50th anniversary in 1997.

McCormick de Centro America, located in El Salvador, had an excellent year, setting an all-time record in profits. It was their sixth consecutive record-setting year.

[picture of McCormick Low Fat Bouillon products]

Despite a tough economic environment, McCormick de Venezuela had a very strong year. Newly introduced products have been quite successful, and we continue to look for additional growth in this market.

A great amount of activity took place in the European Zone in 1996. Three of our operations in the United Kingdom are being consolidated into one new facility in Haddenham. McCormick's business in Europe is strongly U.K.-based in consumer, industrial and foodservice, and the new facility acts as McCormick's European headquarters.

The European Zone enjoyed another record year. The consumer business continued to grow in the U.K., and steady sales of the core spice line have been boosted by a very strong response to the authentic mix and dry pour-over sauce line. Our relatively recent expansion into the Baltic States and former Soviet Union has seen encouraging results. These are emerging markets where we are pursuing growth.

McCormick's industrial business in the European Zone also enjoyed a successful 1996, with the Glentham flavor operations posting substantial sales increases from both its U.K. and South
African facilities. Increased business was also the result of major fast food companies continuing their global expansion.

Perhaps no area offers greater potential for international expansion than the Asia/Pacific Zone. By the end of the decade, 60 percent of the world's population will be in Asia. Of the 100 largest cities in the world, 14 are in China. These numbers are hard to ignore and represent tremendous opportunity for McCormick. The Company has historically done well in major urban environments. These consumers are attracted to our packaging and our high quality standards. Their purchasing power is growing, and they have expressed interest in buying Western goods.

Presently, there are few established brands in Asia, so McCormick is creating the platform to become the national spice brand. To our advantage, China has the availability of key raw materials, so we can process in-country to our standard of quality. We have a plant in Shanghai in northern China, and in 1996, we started production at our new facility in Guangzhou in the south. In other parts of the country, we are also opening sales offices.

The Company is aggressively expanding our consumer business in several major cities in China and starting to penetrate others. Consumers are responding favorably to our line of Szechuan seasonings and fried rice seasonings as well as newer additions to the Season'n Fry line and a collection of jelly dessert products for children. Countries in this zone have great long-range potential for consumer as well as industrial and foodservice business. We look to this part of the world for growth as we seek to balance our sales more evenly between United States and international markets.

While 1996 was a sluggish year in Japan, our businesses in Australia and the Philippines had good years with the Philippines achieving records in sales and profits.

As previously stated, a great deal of McCormick's growth in the future will come outside the United States. In each of these regions of the world, there are diverse circumstances that confront any enterprise hoping for expansion. In an effort to strengthen our business strategies and review our business globally, the Company has created four Global Business Councils (consumer, industrial, foodservice, operations/procurement). Implemented along our worldwide lines of business, the Councils will be the link between the Corporate Mission and Operating Unit priorities. They will create global strategies that will accelerate growth in ways that no single division or zone can do independently. The Councils are key vehicles to analyze and prioritize growth options around the world.

Asset Management and Enhanced Efficiencies

The Company has made a significant effort to improve asset management. We committed to reduce debt levels through aggressive balance sheet management and have programs in place that are working. The past year saw us focus on improving the management of working capital using a dedicated inventory champion. A management incentive plan linked to efficient use of working capital has resulted in an improvement in inventory turnover.

At a number of our locations, we have taken steps to increase efficiencies and facility utilization. One of the largest efforts is the new facility at Haddenham, U.K. Another activity in our effort to improve efficiencies was the opening of the new McCormick Distribution Center in Maryland, which consolidated numerous distribution facilities.

These actions were taken to improve the Company's overall efficiencies and asset management and are key to keeping McCormick the industry leader in a highly competitive environment.

[picture of McCormick Guangzhou products]

Performance

It all gets down to performance. The past 12 months have been difficult and challenging. We don't, however, look at any one year in a vacuum. The first two quarters were unacceptable.
We anticipated they would be down due, in part, to a significant increase in funding for promotional activities and other competitive pressures. Our second half resulted in a turnaround that gives us the momentum to grow - in 1997 and beyond. The sale of our Gilroy operations, the portfolio review and a dedication to asset management resulted in a much improved balance sheet.
Debt reduction of $246 million resulted in a year-end debt to total capital ratio of 47.1 percent, down from 55.5 percent in 1995. And finally, excluding restructuring charges, earnings per share from continuing operations increased 25 percent in the second half of 1996 as compared to last year.

Our primary financial objective is to increase shareholder value.
To support that objective, the Company has adopted economic value added (EVA) as a primary indicator to measure the performance of the business. This value-based management tool combines into one measure the profitability of our business after considering the associated capital costs. Positive EVA is generated when the Company's net operating profit after tax exceeds the cost to finance its capital. We believe that consistent growth in EVA will directly translate into superior returns for our shareholders over time.

The Company also believes that linking EVA to compensation and properly educating the work force in its use are critical components in the successful implementation of a value-based management program. As a result, EVA is being incorporated into the incentive compensation system. Significant time and energy were dedicated in 1996 to programs that resulted in extensive EVA training.
This training will continue in 1997. As all employees are trained and learn of the opportunities they have to impact EVA, we believe the Company, our employees and our shareholders will all benefit.

Over the long run, McCormick shareholders have been rewarded well. The Company concluded 1996 with a total market capitalization of $1.9 billion, approximately four times larger than in 1986. Over a 10-year period, the value of McCormick stock has grown at a compound annual rate of 19 percent, including dividend reinvestment.

[photograph of two girls using the jelly dessert product made at the McCormick Shanghai plant]

The Company is well positioned to grow the business and increase shareholder value. The actions taken during the past year have made us stronger, more focused and more aggressive. We successfully defended against our main competitor's attempts to erode our market lead. Challenges that have hampered our performance for a number of quarters were addressed. We completed our portfolio review and strengthened our balance sheet. And, our focus on increasing shareholder value and a return to profit growth was intensified.

Growth...asset management...and performance: The three will be our driving force in 1997. The year 1996 will be remembered as an important chapter in the 107-year history of McCormick & Company. The year of the turnaround. Now, watch us grow.


Historical Financial Summary
(dollars in millions except per-share data)

For the Year          1996      1995     1994     1993     1992     1991     1990     1989     1988     1987
Net sales             1,732.5   1,691.1  1,529.4  1,400.9  1,323.9  1,276.3  1,166.2  1,110.2  1,099.1  1,011.1
  Percent change over
  prior year              2.4%     10.6%     9.2%     5.8%     3.7%     9.4%     5.0%     1.0%     8.7%    10.3%
Operating profit         93.3     172.6     86.0    142.1    121.4    100.6     86.9     74.5     65.4     53.7
Operating profit excluding
  restructuring         151.4     168.7    156.5    142.1    121.4    100.6     86.9     74.5     65.4     53.7
Net income - continuing
  operations             43.5      86.8     42.5     82.9     73.6     60.4     51.8     47.1     24.8     21.5
Net income(F1)           41.9      97.5     61.2     73.1     95.2     80.9     69.4    135.5     42.7     30.6
Earnings per share:(F2)
  Continuing operations   .54      1.07      .52     1.01      .90      .73      .62      .54      .27      .23
  Discontinued operations .08       .13      .23      .21      .26      .25      .21     1.00      .12      .09
  Extraordinary item     (.10)      -         -        -        -        -        -       -         -        -
  Accounting changes(F3)   -        -         -      (.33)      -        -        -       -        .07       -
  Net earnings            .52      1.20      .75      .89     1.16      .98      .83     1.54      .46      .32
Percentage of net sales:
  Gross profit           34.9%     34.5%    36.5%    38.5%    38.9%    36.9%    36.0%    35.2%    32.6%    33.7%
  Operating profit        5.4%     10.2%     5.6%    10.1%     9.2%     7.9%     7.5%     6.7%     6.0%     5.3%
  Income - continuing
    operations            2.5%      5.1%     2.8%     5.9%     5.6%     4.7%     4.4%     4.2%     2.3%     2.1%
Effective tax rate       38.7%     36.1%    40.5%    41.4%    39.4%    38.4%    38.0%    38.1%    46.6%    41.1%
Depreciation and
  amortization           63.8      63.7     62.5     50.5     43.8     40.5     36.6     34.8     29.8     30.4
Capital expenditures     74.7      82.1     87.7     76.1     79.3     73.0     58.4     53.4     50.4     81.7
Common dividends
  declared(F4)            .57       .53      .49      .45      .40      .31      .24      .19      .14      .13
Market closing price:
   High                 25.00     26.50    24.75    30.25    28.75    22.88    13.38    12.50     7.25     6.44
   Low                  19.25     18.13    17.75    20.40    20.63    11.88     9.13     6.31     3.85     4.10

Dividend payout
  ratio(F5)              50.5%     44.4%    36.4%    36.1%    32.8%    28.6%    28.9%    30.8%    36.5%    38.5%

Average shares outstanding
  and equivalents
    (000's)            80,641    81,181   81,240   81,766   81,918   82,396   83,720   87,772   93,068   94,408

At Year End
Current debt            108.9     297.3    214.0     84.7    122.6     78.2     30.4     20.3     49.5     76.7
Long-term debt          291.2     349.1    374.3    346.4    201.0    207.6    211.5    210.5    229.4    198.1
Total debt              400.1     646.4    588.3    431.1    323.6    285.8    241.9    230.8    278.9    274.8
Shareholders' equity    450.0     519.3    490.0    466.8    437.9    389.2    364.4    346.2    294.3    280.6
Total capital           850.1   1,165.7  1,078.3    897.9    761.5    675.0    606.3    577.0    573.2    555.4
Total assets          1,326.6   1,614.3  1,555.7  1,313.2  1,130.9  1,037.4    946.9    864.5    846.4    776.5
Return on equity          8.6%     20.3%    12.8%    17.0%    23.3%    21.8%    20.4%    40.0%    14.6%    11.3%
Percent debt to total
  capital                47.1%     55.5%    54.6%    48.0%    42.5%    42.3%    39.9%    40.0%    48.7%    49.5%
Book value per
  common share(F3)       5.75      6.39     6.03     5.70     5.45     4.88     4.56     4.18     3.27     3.00

<F1>The Company disposed of its wholly-owned real estate subsidiary in 1989, and both Gilroy Foods, Inc.
and Gilroy Energy, Inc. in 1996.
<F2>All share data adjusted for 2-for-1 stock splits in January 1992, January 1990 and April 1988.
<F3>In 1993, the Company adopted SFAS No. 106 "Employers's Accounting for Postretirement
Benefits Other than Pensions," and in 1988, it adopted SFAS No.96, "Accounting for Income
Taxes."
<F4>Includes fourth quarter dividends for the years 1988-1996, which were declared in
December of each of those years.
<F5>Dividend payout ratio does not include gains or losses on sale of discontinued
operations, cumulative effect of accounting changes, restructuring charge or credit, and extraordinary items.

[Bottom of page has two McCormick/Schilling coupons. One for an Extract/ Spice and the other for Dry Seasoning Mix or Bag'n Season Blend.]

[Next page has a picture of various international McCormick products and brands]

Consolidated Income Statement
(in thousands except per-share data)

                                             Year ended November 30
Consolidated results                1996             1995              1994
Net sales                           $1,732,506       $1,691,086        $1,529,414
Cost of goods sold                   1,128,032        1,106,935           970,564

Gross profit                           604,474          584,151           558,850

Selling, general and
  administrative expense               453,088          415,459           402,363
Restructuring charge (credit)           58,095           (3,904)           70,445

Operating income                        93,291          172,596            86,042
Interest expense                        33,811           39,298            25,585
Other (income) expense - net            (2,254)             692             2,414

Income from consolidated continuing
  operations before income taxes        61,734          132,606            58,043
Income taxes                            23,871           47,866            23,515

Net income from consolidated continuing
  operations                            37,863           84,740            34,528
Income from unconsolidated operations    5,612            2,068             7,929

Net income from continuing operations   43,475           86,808            42,457
Income from discontinued operations,
  net of income taxes                    6,249           10,713            18,700

Net income before extraordinary item    49,724           97,521            61,157
  Extraordinary loss from early
  extinguishment of debt, net of
  income tax benefit                    (7,806)            -                -

Net income                          $   41,918        $  97,521        $   61,157

Earnings per share

Continuing operations                     $.54            $1.07              $.52
Discontinued operations                    .08              .13               .23
Extraordinary loss from early
  extinguishment of debt                  (.10)            -                -

Total earnings per share                  $.52            $1.20              $.75

See Notes to Consolidated Financial Statements, pages 21 - 35.

Consolidated Balance Sheet
(in thousands)

Assets
                                                November 30

                                           1996            1995
Current assets
  Cash and cash equivalents                $   22,418      $  12,465
  Receivables, less allowances of
   $3,527 for 1996 and $2,545 for 1995        217,495        223,958

   Inventories                                245,089        383,222

   Prepaid expenses                            15,648         17,093
   Deferred income taxes                       33,762         33,980
      Total current assets                    534,412        670,718

Property, plant and equipment - net           400,394        524,807


Goodwill - net                                165,066        180,751
Prepaid allowances                            149,200        183,357
Investments and other assets                   77,535         54,706
Trademarks, formulae, etc.                          1              1
Human relations                                     1              1
                                           $1,326,609     $1,614,341


Liabilities and Shareholders' Equity

                                                  November 30


                                           1996               1995
Current liabilities
  Short-term borrowings                    $   98,450         $   284,961
  Current portion of long-term debt            10,477              12,352
  Trade accounts payable                      153,584             146,674
  Other accrued liabilities                   236,791             202,880
       Total current liabilities              499,302             646,867

Long-term debt                                291,194             349,111

Deferred income taxes                           4,937              25,436

Other long-term liabilities                    81,133              73,674
      Total liabilities                       876,566           1,095,088

Shareholders' equity

  Common Stock, no par value;
    authorized 160,000 shares;
    issued and outstanding: 1996 -
    11,533 shares, 1995 - 12,089 shares       48,541              48,133
  Common Stock Non-Voting, no par value;
     authorized 160,000 shares; issued
     and outstanding: 1996 - 66,672 shares,
     1995 - 69,129 shares                     112,489             112,522
  Retained earnings                           313,847             387,657
  Foreign currency translation adjustments    (24,834)            (29,059)
     Total shareholders' equity               450,043             519,253
                                           $1,326,609          $1,614,341


See Notes to Consolidated Financial Statements, pages 21- 35.

Consolidated Statement of Cash Flows
(in thousands)

Cash flows from operating activitiess              Year ended November 30
                                               1996        1995        1994

Net income                                     $ 41,918    $ 97,521    $ 61,157
Adjustments to reconcile net income
    to net cash provided by operating activities
  Restructuring charge (credit)                  58,095      (3,904)     70,445
  Depreciation and amortization                  63,788      63,698      62,540
  Deferred income taxes                         (26,368)     15,697     (27,095)
  Other                                           2,402         483       1,305
  Income from unconsolidated operations          (5,612)     (2,068)     (7,929)
  Extraordinary item                              7,806         -           -
  Changes in selected working capital items
    Receivables                                  (5,363)    (21,560)   (24,895)
    Inventories                                  21,811     (13,751)   (41,011)
    Prepaid allowances                           23,689     (40,133)   (16,914)
    Accounts payable                             24,443       3,973     14,005
  Other assets and liabilities                   (4,931)    (40,549)   (22,476)
Dividend received from unconsolidated affiliate     -           -        3,345
 Net cash provided by operating activities      201,678      59,407     72,477

Cash flows from investing activities

Acquisitions of businesses                          -           -      (82,573)
Capital expenditures                            (74,654)    (82,140)   (87,676)
Proceeds from sale of discontinued
  operations                                    248,766         -          -
Proceeds from sale of assets                     15,283       1,910        152
Other                                            (1,497)      1,703    (13,929)
    Net cash provided by (used in)
      investing activities                      187,898     (78,527)  (184,026)


Cash flows from financing activities

Short-term borrowings - net                    (186,541)    85,148       7,023
Long-term debt borrowings                         4,454        -       165,692
Long-term debt repayments                       (83,178)   (20,186)    (15,012)
Common stock issued                               4,524     11,314       6,106
Common stock acquired by purchase               (74,709)   (16,330)    (10,961)
Dividends paid                                  (45,322)   (42,202)    (38,997)
    Net cash provided by (used in)
      financing activities                     (380,772)    17,744     113,851

Effect of exchange rate changes on cash
  and cash equivalents                            1,149     (1,725)        426
Increase/(decrease) in cash and
  cash equivalents                                9,953     (3,101)      2,728
Cash and cash equivalents at beginning of year   12,465     15,566      12,838
Cash and cash equivalents at end of year      $  22,418  $  12,465   $  15,566

See Notes to Consolidated Financial Statements, pages 21 -35.


Consolidated Statement of Shareholders' Equity
(dollars in thousands except per-share data)

                              Common Stock   Common                 Currency       Total
                    Common    Non-Voting     Stock      Retained    Translation    Shareholders'
                    Shares    Shares         Amount     Earnings    Adjustments    Equity

Balance, December 1,
  1993              14,562    66,437         $146,517   $330,327    $ (10,023)     $466,821
Net income                                                61,157                     61,157
Dividends declared
  ($.48/share)                                           (39,000)                   (39,000)
Currency translation
  adjustments                                                           4,999         4,999
Other adjustments                                            842                        842
Shares purchased and
  retired             (111)     (300)           (920)    (10,041)                   (10,961)
Shares issued          281       337           6,106                                  6,106
Equal exchange      (1,453)    1,453
Balance,
November 30, 1994   13,279    67,927         151,703     343,285       (5,024)      489,964


Net income                                                97,521                     97,521
Dividends declared
  ($.52/share)                                           (42,205)                   (42,205)
Currency translation
  adjustments                                                         (24,035)      (24,035)
Other adjustments                                          3,024                      3,024
Shares purchased and
   retired            (435)      (336)        (2,362)    (13,968)                   (16,330)
Shares issued          298        485         11,314                                 11,314
Equal exchange      (1,053)     1,053

Balance,
November 30, 1995   12,089     69,129        160,655     387,657      (29,059)      519,253

Net income                                                41,918                     41,918
Dividends declared
  ($.56/share)                                           (45,326)                   (45,326)
Currency translation
  adjustments                                                           4,225         4,225
Other adjustments                                            158                        158
Shares purchased and
  retired            (264)    (3,111)         (4,149)    (70,560)                   (74,709)
Shares issued         189        173           4,524                                  4,524
Equal exchange       (481)       481

Balance,-
November 30, 1996  11,533     66,672         $161,030   $313,847    $ (24,834)     $450,043

See Notes to Consolidated Financial Statements, pages 21 - 35.

Notes to Consolidated Financial Statements
(dollars in thousands except per-share data)

1. Summary of Accounting Policies:
           Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. In the first quarter of fiscal 1995, the Company changed the end of the reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting on a worldwide basis. Accordingly, an additional month of operating results for those subsidiaries is included in the 1995 financial statements. Investments in 20% to 50% owned affiliates are accounted for under the equity method. Intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the presentation in 1996.

           Use of Estimates

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from these estimates.

           Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.

               Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

              Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated over its estimated useful life using straight-line methods for financial reporting and both accelerated and straight-line methods for tax reporting.

                     Goodwill

Goodwill is amortized using the straight-line method over periods up to 40 years.

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

                 Research and Development

Research and development costs are expensed as incurred.

                   Earnings Per Share

Earnings per share have been computed by dividing net income by the weighted average number of common shares outstanding during the period.

                    Foreign Currency

The functional currency for the majority of the Company's operations outside of the United States is the applicable local currency. The translation from the applicable foreign currencies to the United States dollar is performed for balance sheet accounts using the current exchange rates in effect at the balance sheet date and for revenue and expense accounts using the weighted average exchange rate during the period. The resulting gains or losses are included in the foreign currency translation adjustments account within shareholders' equity.

Gains or losses resulting from foreign currency transactions and the translation of the financial statements for those operations in a hyperinflationary environment are included in the income statement.

The Company periodically enters into foreign exchange contracts to hedge the impact of foreign currency fluctuations on its investments in certain foreign subsidiaries, the impact of foreign currency transactions and the impact of firm foreign currency commitments. The gains and losses on foreign investment hedges, net of income taxes, are included in the foreign currency translation adjustments account within shareholders' equity. The gains and losses on foreign currency transaction hedges are recognized in income and offset the foreign exchange gains and losses on the underlying transactions. Gains and losses of foreign currency firm commitment hedges are deferred and included in the basis of the transactions underlying the commitments.

                    Credit Risk

The Company is potentially subjected to concentrations of credit risk with trade accounts receivable, prepaid allowances and forward exchange contracts for foreign currency. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 1996. The Company evaluates the credit worthiness of the counterparties to forward exchange contracts for foreign currency and considers nonperformance credit risk to be remote.

                  Accounting and Disclosure Changes

In March 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Statement requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset in question may not be recoverable. The Company must adopt this Standard in its fiscal year beginning December 1, 1996. The effect of this accounting change on the Company's consolidated financial statements is not expected to be material.

In October 1995, FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." This new standard encourages, but does not require, a fair-value- based method of accounting for stock-based compensation plans. Alternatively, the Company can continue the current method of accounting for stock compensation plans under the existing rules of Accounting Principles Board No. 25, and disclose the compensation expense that would be recorded under the new rules in the Notes to the Financial Statements. The Company has decided to adopt the disclosure provisions of the new standard in 1997.
Therefore, there will be no impact on the Company's consolidated income statement.

2. Business Restructuring:

In the third quarter of 1996, the Company began implementation of a restructuring plan and recorded a restructuring charge of $58,095 in 1996. This charge reduced net income by $39,582 or $.49 per share. In addition, there are approximately $1,915 of additional charges ($.02 per share) directly related to the restructuring plan which could not be accrued but will be expensed as the plan is implemented.

Specific actions under this plan include: the divestiture of certain small non-core businesses; the divestiture of Giza National Dehydration Company (Giza) of Egypt, which is consistent with the Company's sale of Gilroy Foods, Giza's parent company; closing the Brooklyn, New York packaging plant; the exit from certain minor, non-core product lines;
the rationalization of certain overseas manufacturing facilities; and in our consumer business, the conversion from a direct sales force to a broker sales force for certain regions in the U.S. Major components of the restructuring charge include: severance and personnel costs of $9,983; a $44,562 write-down to net realizable value of assets and businesses identified for disposal; and other exit costs of $3,550.
The $1,915 of additional charges which will be expensed during the implementation are principally costs to move equipment and personnel.

These actions are expected to be completed in 1997 and will require net cash outflows of approximately $12,000. Net sales of the small non-core businesses and Giza, which are being divested by these actions, were approximately 7% of consolidated net sales.

As of November 30, 1996, the Brooklyn, New York packaging plant has been closed with production being transferred to another U.S. plant. Also, the conversion to a broker sales force and exit from certain minor non-core product lines is complete. In December 1996, the Company entered into agreements to sell the Minipack business in the United Kingdom and Giza in Egypt.

The components of the restructuring charge and remaining liability are as follows:


                                                             11/30/96
                                      Restructuring          Remaining
                                         Charge                Amount


Severance and personnel costs         $  9,983               $ 2,628
Write-down of assets and businesses     44,562                23,378
Other exit costs                         3,550                 1,415
                                       $58,095               $27,421

Additional costs to be expensed                             $  1,915


In the fourth quarter of 1994, the Company recorded a charge of $70,445 for restructuring its business operations. At November 30, 1996, the remaining restructuring liability is $14,911, principally for realignment of some of our operations in the United Kingdom which will be completed in early 1997. The Company has reduced its work force by approximately 540 positions, an industrial products plant has been closed, a frozen food business has been sold and a number of administrative activities have been consolidated. A foodservice products plant was closed in the second quarter of 1996, and production was transferred to another facility. A consolidated distribution facility was also completed in the second quarter of 1996.

3. Discontinued Operations:

On August 29, 1996, the Company sold substantially all assets of Gilroy Foods, Incorporated (GFI) and Gilroy Energy Company, Inc. (GEC) to ConAgra, Inc. and Calpine Corporation, respectively, for $263.3 million in total. GFI manufactures and sells dehydrated onion, garlic, capsicum and vegetable products. GEC operates an energy cogeneration facility.

The sale of GFI and GEC resulted in a $478 loss ($291 after tax) and has been included in the caption, "Income from discontinued operations,
net of income taxes" in the Consolidated Income Statement.   The operating
results of GFI and GEC have been reclassified for all periods presented on the Consolidated Income Statement to the caption, "Income from discontinued operations, net of income taxes." This caption includes interest expense based on the debt specifically associated with GEC and an allocation of interest to GFI assuming a debt to capital ratio similar to the Company's. Income taxes have also been allocated based on the statutory tax rates applicable to GFI and GEC. The income and expense disclosures in Notes to Consolidated Financial Statements exclude discontinued operations. Sales, interest expense and income taxes applicable to discontinued operations are as follows:

                                 1996        1995        1994

Net sales                        $129,373    $167,608    $165,358
Interest expense                   11,173      15,972      13,074
Income taxes                        3,841       5,834      10,235


The Company signed a three-year non-compete agreement with Calpine Corporation. Under this agreement, McCormick received a 1996 payment of $4,500, which is included in "Other (income) expense - net" in the Consolidated Income Statement.

4. Investments:

The Company owns from 30% to 50% of its unconsolidated food products affiliates. Although the Company reports its share of net income from the affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $30,845 at November 30, 1996.

Summarized year-end information from the financial statements of these companies representing 100% of the businesses follows:


                                   Unconsolidated Affiliates

                           1996           1995             1994

Current assets             $149,860       $113,486         $144,781
Noncurrent assets            79,566         70,670           80,087
Current liabilities          96,085         77,229           94,847
Noncurrent liabilities       45,988         42,362           43,157
Net sales                   327,967        297,823          342,163
Gross profit                121,469        107,257          130,132
Net income                   12,907          3,730           16,777

5. Financing Arrangements:

The Company's outstanding debt is as follows:

                                              1996          1995
Short-term borrowings
   Commercial paper                           $ 59,282      $261,705
   Other                                        39,168        23,256
                                              $ 98,450      $284,961

Weighted average interest rate at year end        6.54%         6.84%

Long-term debt
  8.95% note due 2001                         $ 74,504      $ 74,420
  9.00% and 9.75% installment notes
   due through 1999 and 2001                    16,114        24,318
  5.78% - 7.77% medium-term notes due
   2004 to 2006                                 95,000        95,000
  7.63% - 8.12% medium-term notes due 2024
  with put option in 2004                       55,000        55,000
  9.34% pound sterling installment note due
  through 2001                                  17,252        16,447
  10.00% Canadian dollar bond due 1999           7,400         7,352
  3.13% yen note due 1999                        2,953         4,993
  9.74% Australian dollar note due 1999          9,792         8,918
  Other                                         13,179         9,695
  Total excluding non-recourse debt            291,194       296,143
  11.68% non-recourse installment note due 2006    -          52,968
                                              $291,194      $349,111

The sale of GEC in 1996 necessitated prepayment of the 11.68% non-recourse installment note due 2006. The prepayment resulted in an extraordinary loss of $7,806, net of income tax benefits of $4,990.

The Company has available credit facilities with domestic and foreign banks for various purposes. The available credit facilities and the amounts outstanding under each category of facility (and included in debt above) are as follows:


                             1996           1996         1995           1995
                            Total          Amount       Total          Amount
                           Facility       Borrowed     Facility       Borrowed

Available credit
  facilities In support
  of commercial paper
  issuance                 $300,000       $    -       $380,000       $   -
  For the benefit of foreign
  subsidiaries               90,577         39,168       83,185         23,109
  Other                     245,000            -        250,000           -
                           $635,577       $ 39,168     $713,185       $ 23,109

The Company's long-term debt agreements contain various restrictive covenants, including limitations on the payment of cash dividends. Under the most restrictive covenants, $215,783 of retained earnings was available for dividends at November 30, 1996.

The holders of the medium-term notes due 2024 have a one-time option to require retirement of these notes during 2004. Maturities of long-term debt during the four years subsequent to November 30, 1997 are as follows:

         1998 -    $15,524   2000 -    $ 7,566
         1999 -    $28,173   2001 -    $87,179

Credit facilities in support of commercial paper issuance require a commitment fee of $225. All other credit facilities require no commitment fee. Credit facilities for other purposes are subject to the availability of funds.

At November 30, 1996, the Company had unconditionally guaranteed $17,035 of the debt of non-consolidated affiliates.

Interest paid in 1996, 1995 and 1994 was $47,330;  $51,641 and $35,576
respectively.

Rental expense under operating leases was $12,428 in 1996; $11,616 in 1995 and $11,333 in 1994. Future annual fixed rental payments for the years ending November 30, are as follows:

          1997 -    $10,163        2000 - $ 6,036
          1998 -    $ 7,447        2001 - $ 5,399
          1999 -    $ 6,244        Thereafter - $12,744

The Company has guaranteed the residual value of a leased distribution center at 85% of its original cost.

6. Employee Benefit Plans

The net periodic cost of the Company's employee benefit plans follows:
                              1996         1995           1994
Pension plans
  Defined benefit plans
    Service cost              $  5,741     $  5,509       $  7,124
    Interest cost on
    projected benefit
     obligations                10,380        9,972          9,909
    Actual return on plan
     assets                    (10,284)     (14,067)           116
    Net amortization and
     deferral                    1,425        6,904         (6,808)

  Net pension cost               7,262        8,318         10,341
  Foreign and other retirement
   plans                         3,072        2,957          2,013
Total pension expense          $10,334      $11,275        $12,354

Profit sharing plan expense    $ 3,175      $ 3,150        $ 6,250

Other postretirement benefits
  Service cost                 $ 2,026      $ 1,829        $ 2,368
  Interest cost                  4,603        4,614          3,775
  Amortization of prior
   service cost                    (75)        (111)           -

Total other postretirement
  benefit expense              $ 6,554      $ 6,332        $ 6,143

                                Pension Plans

The Company has a non-contributory defined benefit plan (the principal plan) covering substantially all United States employees other than those covered under union-sponsored plans, and a non-contributory defined benefit plan (the supplemental plan) providing supplemental retirement benefits to certain officers. The benefits provided by both plans are generally based on the employee's years of service and compensation during the last five years of employment. The Company's funding policy is to comply with federal laws and regulations and to provide the principal plan with assets sufficient to meet future benefit payments. The plan assets for both plans consist principally of equity securities, fixed income securities and short-term money market investments. The principal plan and supplemental plan hold 426,894 and 44,877 shares, respectively, of the Company's stock at November 30, 1996.

The Company also contributed to union-sponsored, multi-employer pension plans and certain retirement plans of its foreign subsidiaries. The following table sets forth the principal and supplemental plans' funded status at September 30, the measurement date:

                                       1996            1995
Actuarial present value
  of benefit obligations:
  Vested benefit obligation            $117,077        $103,788
  Accumulated benefit obligation        123,024         108,449
  Projected benefit obligations for
   service rendered to date            $146,336        $132,063
Plan assets at fair value               117,448         101,331
Projected benefit obligations in
  excess of plan assets                  28,888          30,732
Unrecognized net loss                   (24,074)        (18,330)
Unrecognized transition asset
  and prior service cost                  1,352           1,894
Pension liability included in the
  Consolidated Balance Sheet           $ 6,166          $14,296

                                          1996             1995

Significant assumptions:
  Discount rate                            7.5%             8.0%
  Salary scale                             4.5%             5.0%
  Expected return on plan assets          10.5%            10.5%

The conversion from a direct sales force to a broker sales force for certain regions in the United States, which was a component of the business restructuring in 1996, resulted in a curtailment in the principal plan. The curtailment increased pension liability by $2,520.

Profit Sharing Plan

The Company makes contributions to the McCormick Profit Sharing Plan in accordance with the Plan's provisions. The Profit Sharing Plan is available to substantially all United States employees other than those covered by union-sponsored benefit plans. The Profit Sharing Plan assets consist principally of equity securities, short-term money market investments and fixed income securities. The Profit Sharing Plan holds 3,059,420 shares of the Company's voting stock at November 30, 1996.

Other Postretirement Benefits

The Company provides health care and life insurance benefits to eligible retirees having at least 10 years of service. Health care benefits are also extended to eligible dependents of retirees as long as the retiree remains covered. Health care benefits are based on the retiree's age and service at retirement and require other cost-sharing features, such as deductibles and co-insurance. Life insurance protection is non-contributory. Other postretirement benefit plans are generally not funded.

The following table sets forth the amounts recognized in the Company's
  Consolidated Balance Sheet as of November 30, the measurement date:

                                      1996            1995

Accumulated other postretirement
benefit obligation
   Retirees                           $38,006         $34,961
   Fully eligible active participants   3,150           5,887
   Other active participants           21,138          18,519
                                       62,294          59,367

Unrecognized net (gain)/loss             (496)         (1,473)
Unrecognized prior service cost           967           1,616
Accrued other postretirement benefit
  liability included in the Consolidated
    Balance Sheet                     $62,765         $59,510

The assumed annual rate of increase in the cost of covered health care benefits is 10.0% for 1997. It is assumed to decrease gradually to 4.5% in the year 2007 and remain at that level thereafter. Increasing this assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at November 30, 1996 by $6,711 and the aggregate of the service and interest cost components of net periodic other postretirement benefit cost for 1996 by $822.

The assumed weighted average discount rates were 7.5% for 1996 and 8.0% for 1995.

                Stock Purchase and Option Plans

The Company has an Employee Stock Purchase Plan enabling substantially all United States employees to purchase the Company's common stock at the lower of the stock price on the grant date or the exercise date. Under this plan, a total of 2,507 employees had outstanding subscriptions for a total of 240,468 shares with a grant price of $22.00 per share at November 30, 1996. The last date for exercise of the outstanding subscriptions is May 31, 1997.

Under the Company's 1984 and 1990 Stock Option Plans and the McCormick (U.K.) Share Option Schemes, options to purchase shares of the Company's common stock have been or may be granted to employees. The option price for shares granted under these plans is the fair market value on the grant date. At November 30, 1996, the average exercise price of outstanding options was $22.79 per share, and the expiration dates range from March 17, 1997 to March 19, 2006. The changes in outstanding stock options and stock subscriptions during the past three years were:


                                               Common          Price
                               Common          Non-Voting      Range Per Share
                                          (shares in thousands)
Outstanding December 1, 1993   1,208           1,816           $ 4.41 - $26.00
  Granted to 415 employees under
    Stock Option Plans           384             130           $18.50 - $23.00
  Exercised                     (340)           (408)          $ 4.56 - $22.63
  Cancelled or expired            (4)           (137)          $ 4.56 - $26.00
Outstanding November 30, 1994  1,248           1,401           $ 4.41 - $26.00

  Granted to 412 employees under
    the Stock Option Plans and
    3,146 employees in the Employee
    Stock Purchase Plan          376             604                $22.00
  Exercised                     (293)           (494)          $ 4.41 - $23.00
  Cancelled or expired           (30)           (253)          $11.06 - $26.00
Outstanding November 30, 1995  1,301           1,258           $ 4.41 - $26.00

  Granted to 372 employees under
    Stock Option Plans           534             179           $20.75 - $22.38

   Exercised                    (189)           (193)          $11.06 - $23.00
   Cancelled or expired           (9)           (144)          $ 4.41 - $23.00
Outstanding November 30, 1996  1,637           1,100           $ 4.66 - $26.00

Under all stock purchase and option plans, there were 1,927,751 shares reserved for future grants and 1,779,837 exercisable at November 30, 1996 and 2,270,228 shares reserved for future grants and 1,784,544 exercisable at November 30, 1995.

7. Income Taxes:

For financial reporting purposes, sources of income from consolidated continuing operations before income taxes were:

                                       1996             1995          1994
Pretax income
   United States                       $ 59,309         $104,270      $ 55,416
   International                          2,425           28,336         2,627
                                       $ 61,734         $132,606      $ 58,043

Significant components of income taxes were:

Current
   United States                       $ 33,503         $ 17,793      $ 31,818
   State                                  8,448            5,177         6,683
   International                          8,288            8,212         8,391
       Total current                     50,239           31,182        46,892

Deferred
   United States                        (20,036)          13,891       (16,107)
   State                                 (2,822)           2,183        (3,262)
   International                         (3,510)             610        (4,008)
       Total deferred                   (26,368)          16,684       (23,377)
                                       $ 23,871         $ 47,866      $ 23,515

Tax expense (benefits) allocated directly to equity components was as follows:

Relating to employee stock options        $(118)           $(439)        $(608)
Relating to foreign currency
  translation adjustment                     -                -           (540)

Differences between income taxes computed at the United States federal statutory rate and actual income taxes are as follows:

                                    1996                     1995                     1994
                            Amount         Percent   Amount       Percent    Amount         Percent
Tax at United States
  statutory rate            $21,607        35.0%     $46,412      35.0%      $20,315        35.0%
State income taxes, net of
  United States benefits      2,648         4.3        5,689       4.3         2,490         4.3
(Lower)/higher effective
  income taxes on earnings
  in other countries          3,929         6.4         (423)      (.3)        1,940         3.3
Rehabilitation investment and
  other tax credits          (2,674)       (4.3)      (3,553)     (2.7)       (1,156)       (2.0)
Amended prior year
  tax return                 (3,938)       (6.4)
Other items                   2,299         3.7         (259)      (.2)          (74)         (.1)
Income tax expense          $23,871        38.7%     $47,866      36.1%      $23,515         40.5%

[photo: Our new distribution center consolidates activities from numerous facilities.]

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:

                                         1996            1995
Current deferred income tax assets
  Restructuring liability                $ 13,183        $  9,207
  Employee benefits                         7,839           8,229
  State income tax                          5,677           4,987
  Accrued liabilities                       3,807           4,132
  Inventory                                 2,951           6,535
  Bad debt reserve                          2,320             807
  Prepaid and other assets                 (2,214)           (816)
  Other                                       199             899
Total current deferred income
  tax assets                             $ 33,762        $ 33,980


Noncurrent deferred income tax assets
  Employee benefits                      $ 27,744        $   -
  Property, plant and equipment           (26,699)           -
  Accrued liabilities                       5,516            -
  Intangible assets                        (2,473)           -
  Prepaid allowances                        1,649            -
  Other                                       350            -
Total noncurrent deferred income
  tax assets                             $  6,087        $   -

Noncurrent deferred income tax
  (liabilities)
  Property, plant and equipment          $ (4,937)       $(51,555)
  Employee benefits                           -            29,376
  Accrued liabilities                         -             3,291
  Prepaid allowances                          -             1,938
  Intangible assets                           -            (1,231)
  Other                                       -            (7,255)
Total noncurrent deferred income
  tax (liabilities)                      $ (4,937)       $(25,436)

In addition to the deferred tax assets shown in the table, the Company also has certain tax credit carryforwards of $4,888 in 1996 and $3,888 in 1995. These tax credit carryforwards have been fully reserved due to the restrictive provisions for their use in offsetting future taxes.

Deferred tax liabilities decreased significantly in 1996 primarily due to deferred tax liabilities of GEC, which was sold, causing these taxes to become currently payable. The remaining deferred tax assets are primarily in the United States. The Company has a history of having United States taxable income and anticipates future taxable income to realize these assets.

United States income taxes are not provided for unremitted earnings of international subsidiaries and affiliates. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by United States foreign tax credits. Unremitted earnings of such entities were $86,679 at November 30, 1996.

Income taxes paid in 1996, 1995 and 1994 were $44,875;
$38,214 and $84,384 respectively.

8. Capital Stocks:

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

9. Fair Value and Financial Instruments:

Cash and cash equivalents, trade receivables, short-term borrowings, accounts payable and accrued liabilities: The amounts reported in the Consolidated Balance Sheet approximate fair value.

Long-term debt: The fair value of long-term debt, based on a discounted cash flow analysis using the Company's current incremental borrowing rate for debt of similar maturities is as follows:

                                      1996                     1995
                                 Fair      Carrying      Fair        Carrying
                                 Value     Value         Value       Value
Long-term debt
  (including current portion)    $312,697  $301,671      $405,702    $361,463

Investments: Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.

Forward exchange contracts for foreign currency: Forward exchange contracts at November 30, 1996 are summarized as follows:

                                           Nominal Value     Fair Value
Currency sold
  UK pound sterling                        $ 7,255           $(398)
  Canadian dollar                            8,000              97
  Other currencies                          10,337            (219)

All contracts outstanding hedge foreign currency commitments and, accordingly, have no carrying amount on the balance sheet. The loss explicitly deferred is $581 and is expected to be realized in 1997 as these transactions are realized. Other currencies in the table above include the Swiss franc, South African rand, Australian dollar and Japanese yen.

The fair value of forward exchange contracts is estimated using quoted market prices for comparable instruments.

10. Business Segments and Geographic Areas:

Business Segments

The Company operates in two business segments, Food Products and Packaging Products. The Food Products segment manufactures, markets and distributes spices, seasonings, flavorings and other specialty food products and sells these products to the retail food market, the foodservice market and to industrial food processors throughout the world. The Food Products segment represents the majority of the Company and, accordingly, all Corporate items and eliminations have been included in this segment. The Packaging Products segment manufactures and markets plastic packaging products for the food, cosmetic and health care industry, predominantly in the United States.

                                Food              Packaging
                                Products          Products       Consolidated
1996

Net sales                       $1,532,296        $200,210       $1,732,506
Operating income (loss)(F1)         99,169          (5,878)          93,291
Identifiable assets              1,196,514         130,095        1,326,609
Capital expenditures                63,526          11,128           74,654
Depreciation and amortization       51,758          12,030           63,788

1995

Net sales                       $1,501,763        $189,323       $1,691,086
Operating income                   153,287          19,309          172,596
Identifiable assets              1,473,006         141,335        1,614,341
Capital expenditures                70,357          11,783           82,140
Depreciation and amortization       51,083          12,615           63,698

1994

Net sales                       $1,355,180        $174,234       $1,529,414
Operating income(F2)                64,216          21,826           86,042
Identifiable assets              1,434,251         134,450        1,568,701
Capital expenditures                67,986          19,690           87,676
Depreciation and amortization       49,122          13,418           62,540

(F1) Includes restructuring charges of $41,085 for Food Products and $17,010 for Packaging Products.
(F2) Includes restructuring charges of $70,445 for Food Products and $0 for Packaging Products.

Packaging net sales include sales to the Food Products segment of $30,186 in 1996; $34,527 in 1995 and $32,542 in 1994.

Geographic Areas
                                   North                      Other
                                   America      Europe        Countries     Total
1996
Net sales                          $1,311,292   $325,683      $95,531       $1,732,506
Net income (loss) - continuing
  operations(F1)                       52,197         84       (8,806)          43,475
Assets                                984,676    254,576       87,357        1,326,609


1995
Net sales                          $1,276,066   $325,019      $90,001       $1,691,086
Net income - continuing operations     74,090     10,016        2,702           86,808
Assets                              1,332,342    223,718       58,281        1,614,341


1994
Net sales                          $1,236,179   $239,353      $53,882       $1,529,414
Net income (loss) - continuing
  operations(F2)                       50,486     (6,286)      (1,743)          42,457
Assets                              1,324,474    202,612       41,615        1,568,701

(F1) Includes net restructuring charges of $19,614 for North America, $10,195 for Europe and $9,773 for Other Countries.
(F2) Includes net restructuring charges of $34,162 for North America and $12,133 for Europe.

Prior year amounts have been restated to conform to the restated
Consolidated Income Statement.

11. Supplemental Financial Statement Data:


                                       1996                 1995
Inventories:
   Finished products and
      work-in-process                  $125,849             $250,865
   Raw materials and supplies           119,240              132,357
      Inventories                      $245,089             $383,222

Property, plant and equipment:
   Land and improvements               $ 27,260             $ 30,645
   Buildings                            179,599              211,859
   Machinery and equipment              432,525              595,682
   Construction in progress              54,410               59,207
   Accumulated depreciation            (293,400)            (372,586)
      Property, plant and
         equipment - net               $400,394             $524,807

Other accrued liabilities:
   Payroll and employee benefits       $ 42,031             $ 41,935
   Restructuring                         42,332               18,918
   Sales allowances                      37,036               36,516
   Income taxes                           8,734               11,025
   Other                                106,658               94,486
       Other accrued liabilities       $236,791             $202,880

Goodwill:
   Cost                                $211,035             $216,140
   Accumulated amortization             (45,969)             (35,389)
      Goodwill - net                   $165,066             $180,751


                                     1996         1995         1994
Income statement:
   Depreciation                      $49,222      $45,064      $46,329
   Research and development           12,216       12,015       11,162

Average shares outstanding            80,641       81,181       81,240

[photo: Our Guangzhou facility opened with a Chinese celebration.]

12. Quarterly Data (Unaudited):

                                                     1996 Quarters
                                   1st          2nd         3rd         4th        Year

Net sales                          $ 395,799    $ 393,828   $ 405,451   $ 537,428  $1,732,506
Cost of goods sold                   262,507      273,333     269,115     323,077   1,128,032


Gross profit                         133,292      120,495     136,336     214,351     604,474
Selling, general and administrative
  expense                            110,828       98,563     103,184     140,513     453,088
Restructuring charge                       -            -      57,538         557      58,095

Operating income                      22,464       21,932     (24,386)     73,281      93,291
Interest expense                       8,773        7,952       8,082       9,004      33,811
Other (income) expense - net          (1,186)         818         524      (2,410)     (2,254)


Income from consolidated continuing
   operations before income taxes     14,877       13,162     (32,992)     66,687      61,734
Income taxes                           5,361        4,695      (9,871)     23,686      23,871


Net income from consolidated
   continuing operations               9,516        8,467     (23,121)     43,001      37,863
Income from unconsolidated operations    296          929       1,557       2,830       5,612


Net income from continuing operations  9,812        9,396     (21,564)     45,831      43,475
Income from discontinued operations,
   net of income taxes                  (462)       1,599       5,112           -       6,249


Net income before extraordinary item   9,350       10,995     (16,452)     45,831      49,724
Extraordinary loss from early
   extinguishment of debt, net of
   income tax benefit                      -            -      (7,806)          -      (7,806)


Net income                          $  9,350     $  10,995   $(24,258)   $ 45,831     $ 41,918


Earnings per share
   Continuing operations                $.12          $.12      $(.26)       $.58         $.54
   Discontinued operations                 -           .02        .06           -          .08
   Extraordinary loss from early
      extinguishment of debt               -             -       (.10)          -         (.10)
Earnings per share                      $.12          $.14      $(.30)        $.58        $.52

                                                    1995 Quarters
                                      1st           2nd           3rd          4th        Year

Net sales                             $392,233      $408,504      $384,008     $506,341   $1,691,086
Cost of goods sold                     261,850       270,940       260,621      313,524    1,106,935

Gross profit                           130,383       137,564       123,387      192,817      584,151
Selling, general and administrative
   expense                              94,751       103,839        92,246      124,623      415,459
Restructuring charge (credit)           (3,904)            -             -            -       (3,904)

Operating income                        39,536        33,725        31,141       68,194      172,596
Interest expense                         9,692         9,471         9,655       10,480       39,298
Other (income) expense - net            (1,831)        1,270           459          794          692

Income from consolidated continuing
   operations before income taxes       31,675        22,984        21,027       56,920      132,606
Income taxes                            11,910         8,342         7,109       20,505       47,866

Net income from consolidated continuing
   operations                           19,765        14,642        13,918       36,415       84,740
Income from unconsolidated operations     (796)          466           706        1,692        2,068

Net income from continuing operations   18,969        15,108        14,624       38,107       86,808
Income from discontinued operations,
  net of income taxes                      377           934         5,291        4,111       10,713

Net income                            $ 19,346      $ 16,042      $ 19,915     $ 42,218     $ 97,521


Earnings per share
   Continuing operations                  $.24          $.19          $.18         $.47        $1.07
   Discontinued operations                   -           .01           .07          .05          .13
Earnings per share                        $.24          $.20          $.25         $.52        $1.20

During the third quarter of 1996, the Company sold Gilroy Foods, Inc. and Gilroy Energy Company and reported these businesses as discontinued operations.

Changes in previously reported quarterly results are due to the reclassification of discontinued operations using the accounting methods described in Note 3.

Management's Responsibility for Financial Statements

The consolidated financial statements of McCormick & Company, Incorporated and subsidiaries have been prepared by the Company in accordance with generally accepted accounting principles. Management has primary responsibility for the financial information presented and has applied judgment to the information available, made estimates and given due consideration to materiality in preparing the financial information in this annual report.

The financial statements, in the opinion of management, present fairly the consolidated financial position, results of operations and cash flows of the Company and subsidiaries for the stated dates and periods in conformity with generally accepted accounting principles. The financial statements in this report have been audited by the Company's independent auditors, Ernst & Young LLP. The independent auditors review and evaluate control systems and perform such tests of the accounting information and records as they consider necessary to reach their opinion on the Company's consolidated financial statements. In addition, McCormick's Internal Audit function performs audits of accounting records, reviews accounting systems and internal controls, and recommends improvements when appropriate.

The Audit Committee of the Board of Directors is composed of outside directors. The committee meets periodically with the Internal Audit staff, with members of management and with the independent auditors in order to review annual audit plans, financial information and the Company's internal accounting and management controls.

The Company believes that it maintains accounting systems and related controls, and communicates policies and procedures, which provide reasonable assurance that the financial records are reliable, while providing appropriate information for management of the business and maintaining accountability for assets.


/s/Robert J. Lawless
Robert J. Lawless
President & Chief Executive Officer

/s/Robert G. Davey
Robert G. Davey
Executive Vice President & Chief Financial Officer

/s/J. Allan Anderson
J. Allan Anderson  Vice President & Controller, Chief Accounting
Officer


Report of Independent Auditors

To the Shareholders
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 1996 and 1995 and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended November 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 1996 and 1995 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1996 in conformity with generally accepted accounting principles.


/s/Ernst & Young LLP
Baltimore, Maryland
January 16, 1997

Management's Discussion and Analysis

Overview

For 1996, the Company reported net income of $41.9 million or $.52 per share compared to $97.5 million or $1.20 per share last year. During 1996, the Company recorded a business restructuring charge, reported discontinued operations for the sale of both Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. and recorded an extraordinary loss on prepayment of debt associated with Gilroy Energy. Excluding these transactions, net income on a comparable basis was $83.1 million or $1.03 per share compared to $84.5 million or $1.04 per share last year.

Comparable earnings (excluding restructuring, discontinued operations and the extraordinary item) for the first half of the year were less than the same period in 1995. However, the second half of 1996 showed improved comparable earnings over the same period in 1995.


[Graph]
Net Sales
(Continuing Operations)

                           1992    1993    1994    1995    1996
                                     (dollars in millions)
                           $1,324  $1,401  $1,529  $1,691  $1,733



Business Restructuring

Over the past several years, the Company has experienced a significantly increased global competitive environment. Additionally, there have been several changes in management of the Company. These two factors have been the primary drivers in a reassessment of the global strategic direction and focus of the Company. As a result, the Company conducted a portfolio review of its businesses with the intent of increasing focus on core businesses. Additionally, the Company is continually evaluating methods of improving its cost structure as it responds to the competitive environment.

As a result of both the portfolio review and the cost structure improvement process, the Company began implementation of a restructuring plan and recorded a restructuring charge of $58.1 million in 1996.
This charge reduced net income by $39.6 million or $.49 per share.
In addition, there are approximately $1.9 million of additional charges ($.02 per share) directly related to the restructuring plan which could not be accrued but will be expensed as the plan is implemented.

Specific actions under this plan include: the divestiture of certain small non-core businesses; the divestiture of Giza National Dehydration Company (Giza) of Egypt, which is consistent with the Company's sale of Gilroy Foods, Giza's parent company; closing the Brooklyn, New York packaging plant; the exit from certain minor, non-core product lines; the rationalization of certain overseas manufacturing facilities; and in our consumer business, the conversion from a direct sales force to a broker sales force for certain regions in the U.S.

Major components of the restructuring charge include: severance and personnel costs of $10.0 million; a $44.6 million write-down to net realizable value of assets and businesses identified for disposal, and other exit costs of $3.6 million. The $1.9 million of additional charges which will be expensed during the implementation are principally costs to move equipment and personnel.

These actions are expected to be completed in 1997 and will require net cash outflows of approximately $12.0 million. Net sales of the small non-core businesses and Giza, which are being divested by these actions, were approximately 7% of consolidated net sales.

The Company believes that the benefits from these actions will be twofold. First, the Company will be strategically aligned to concentrate on its core businesses. Second, the Company anticipates savings as a result of these actions. These savings will be used to invest in the Company's brands through product development and consumer promotional activity, to maintain low-cost producer status in our core businesses and to support our global expansion strategy.

The Company believes that this restructuring will enhance its ability to achieve its financial objectives. Realization of the savings from these actions, however, is dependent on the timing and effectiveness of the execution of these actions and the response of our competitors and customers.

As of November 30, 1996, the Brooklyn, New York packaging plant has been closed with production transferred to another U.S. plant. Also, the conversion to a broker sales force and exit from certain minor non-core product lines is complete. In December 1996, the Company entered into agreements to sell the Minipack business in the United Kingdom and Giza in Egypt.

Discontinued Operations

On August 29, 1996, the Company sold substantially all of the assets of Gilroy Foods, Incorporated (GFI) and Gilroy Energy Company, Inc. (GEC) to ConAgra, Inc. and Calpine Corporation, respectively, for $263.3 million. GFI manufactures and sells dehydrated onion, garlic, capsicum and vegetable products. GEC operates an energy cogeneration facility.

The sale of GFI and GEC resulted in a $.5 million loss ($.3 million after tax) and has been included in the caption, "Income from discontinued operations, net of income taxes" in the Consolidated Income Statement.

The operating results of GFI and GEC have been reclassified on the Consolidated Income Statement to the caption, "Income from discontinued operations, net of income taxes," for all periods presented.

The sale of Gilroy Energy Company necessitated prepayment of the 11.68% non-recourse installment note. The prepayment resulted in an extraordinary net loss of $7.8 million. The Company used the proceeds of the business sales net of the debt prepayment to pay down short-term borrowings.

Results of Operations
1996 compared to 1995

The charts that follow set forth the changes in net sales from continuing operations when compared to the prior years. Sales from continuing operations increased 2.4% to $1.7 billion. The sales comparison is impacted by a number of non-recurring factors. First, in 1995, the Company changed the year-end reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting worldwide, which had the effect of an additional month of sales for the foreign units in 1995. Also in 1995, the Company sold its frozen food business at the end of the first quarter. Thus, one quarter's sales for this divested business is included in 1995 sales. In 1996, the Cake Mate brand was transferred to a joint venture to form Signature Brands, the sales of which are no longer accounted for in the Company's consolidated results. These changes had the effect of reducing sales by 4.2% versus 1995. On a comparable basis, after adjusting for these factors, sales increased 6.6%.

Sales were up due to both volume and price increases, partially offset by unfavorable foreign exchange translations. Retail growth in the Americas Zone was due to price increases and volume gains in a number of heavily promoted product lines. Sales increases for the European Zone were masked by the change in fiscal year mentioned above and unfavorable currency exchange translations. Sales continue to grow strongly in the Asia/Pacific Zone as we expand into new markets and introduce new products.

Sales of unconsolidated operations increased 10.1% in 1996 due principally to the sales of Signature Brands, a new joint venture in 1996. Foreign exchange translations, primarily due to a weaker Japanese yen and Mexican peso, had a negative effect on unconsolidated sales.

Operating income, excluding restructuring, as a percentage of net sales decreased from 10.0% in 1995 to 8.7% in 1996.

Gross profit as a percentage of sales increased from 34.5% in 1995 to 34.9% in 1996. Gross margin percentages increased in both our U.S. retail and industrial businesses as compared to last year. These were partially offset by a slightly reduced gross margin percentage in our European business and a more significant reduction in our U.S. packaging business. In the U.S. retail business, gross margins improved during the year due to stronger sales in our higher margin core businesses, particularly in the second half of the year. The decreased gross margin percentage in packaging products is due to competitive pricing pressures, a write-off of inventory for products that have been discontinued and manufacturing inefficiencies.

Selling, general and administrative expenses were higher than last year on both a dollar basis and as a percentage of sales. The increase is mainly due to additional advertising and promotion spending as the Company continues to market the McCormick brand name more aggressively, the adjustment of certain employee benefit accruals in both years and increased information systems spending to allow the Company's systems to cope with the change to the year 2000.

Interest expense decreased $5.5 million in 1996 as compared to 1995. This decrease is due to both declines in borrowing levels and lower borrowing rates. In reclassifying the Statement of Income for discontinued operations, interest expense was allocated to discontinued operations. See Notes to Consolidated Financial
Statements for the amounts and methods of allocation used.

Other (income) expense - net includes $4.5 million of income from the non-compete agreement relating to the GEC sale.

The Company recorded income tax expense on Income from Continuing
Operations at an effective rate of 38.7% in 1996 as compared to a rate of 36.1% in 1995. The increased rate is due to certain restructuring charges which are not tax deductible and the mix of tax rates from differing tax jurisdictions. Excluding the effects of the restructuring, the Company's effective tax rate is approximately
35.5% for 1996. This tax rate is lower in 1996 than what can be expected in the future due to the favorable effect of refunds of certain U.S. tax credits from prior years. In reclassifying the Statement of Income for discontinued operations, income taxes were allocated to discontinued operations. See Notes to Consolidated
Financial Statements for the amounts and methods of allocation used.

Deferred tax liabilities decreased significantly in 1996 primarily due to deferred tax liabilities of GEC which was sold, causing these taxes to become currently payable. The remaining deferred tax assets are primarily in the United States. The Company has a history of having United States taxable income and anticipates future taxable income to realize these assets.

Income from unconsolidated operations improved in 1996 as compared to 1995 mainly due to improved results of our Mexican joint venture and the results of the Company's new joint venture, Signature Brands.

In the first quarter of fiscal 1995, the Company changed the end of the reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting on a worldwide basis. Accordingly, an additional month of operation results for those subsidiaries is included in the first quarter 1995 results, which increased net income by $1.4 million.

Results of Operations
1995 compared to 1994

Sales from continuing operations grew 10.6% in 1995 to $1.7 billion.
The substantial growth in sales was primarily the result of volume gains across all operating units with particularly strong performance from the industrial, European and Asia/Pacific operations.

Sales from businesses acquired in 1994 contributed to the increase over prior year sales. Additionally, in the first quarter of fiscal 1995, the Company changed the end of the reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting on a worldwide basis. Net sales before acquisitions, divestitures and the change for foreign susidiaries grew 8.1% over 1994.

Sales of unconsolidated operations in 1995 were $297.8 million, a decrease of 13.0% versus the prior year. The decrease was primarily due to the devaluation of the peso and resulting economic problems in Mexico. The Mexican peso was devalued approximately 52% in 1995.
While we maintained a high market share for our Mexican mayonnaise products, unit volumes declined 10% as a result of the economic conditions that weakened consumer purchasing power.


Sales from Continuing Operations

                                         1996          1995          1994
                                                    (in millions)

Americas
   Retail                                $615,719      $  600,606    $  582,751
   Industrial & foodservice               549,739         547,415       523,885
Europe
   Retail                                 223,327         228,097       186,074
   Industrial                              97,698          94,262        55,567
Asia/Pacific
   Retail                                  41,944          34,166        18,258
   Industrial & foodservice                34,055          31,744        21,187
Packaging                                 170,024         154,796       141,692

Total                                  $1,732,506      $1,691,086    $1,529,414

Sales from Continuing Operations

                                            1996          1995         1994
                                                  (percentage increase)
Americas
   Retail                                   2.5%          3.1%         2.2%
   Industrial & foodservice                 0.4           4.5         10.7
Europe
   Retail                                  (2.1)         22.6         13.3
   Industrial & foodservice                 3.6          69.6         45.1
Asia/Pacific
   Retail                                  22.8          87.1         20.5
   Industrial & foodservice                 7.3          49.8         42.8
Packaging                                   9.8           9.2         13.4

Total                                       2.4%         10.6%         9.2%

Sales Increase Analysis
                                             1996             1995          1995
Volume change                                2.6%             4.6%          5.1%
Price and mix change                         4.8              3.2           1.4
Foreign currency change                     (0.8)             0.3          (0.0)
Other Changes (F1)                          (4.2)             2.5           2.7

   Total change from continuing
      operations                             2.4%            10.6%          9.2%

    Other changes include the disposal of businesses which are not accounted for as discounted operations, business acquisitions and the effect of the change in reporting period for foreign subsidiaries.


The Company's gross profit margin decreased to 34.5% versus 36.5% for the same period last year. The overall decline was a result of higher raw material costs and higher mix of lower margin industrial sales. Multiple cost increases in plastic resins and corrugated packaging negatively impacted margins in our food and plastics businesses. Additionally, increases in pepper costs had an adverse impact on all of our food businesses. Gross margins improved as expected in our industrial flavor and seasoning business. Competitive intensity in most of the markets in which we do business increased in 1995.

Operating income increased to 10.2% of sales from 5.6% in 1994. Excluding the restructuring charge and credit, operating profit margins declined in 1995 to 10.0% from 10.2% in the prior year. Cost savings, mainly in the administrative functions, partially offset weakened gross profit margins. These savings are the result of the Company's restructuring program.

Interest expense increased to $39.3 million in 1995 versus $25.6 million in 1994. The higher financing costs were caused by higher debt levels. Debt was used to finance acquisitions made in the previous year, higher levels of prepaid allowances and higher working capital levels. Increases in working capital were partially caused by temporary inventory buildup as we consolidated plants identified for closing in our restructuring program. We also made strategic purchases of certain commodities which were expected to rise in cost and/or be in short supply.

Unconsolidated income from joint ventures decreased to $2.1 million in 1995, down from $7.9 million in 1994. As mentioned previously, the decline was primarily the result of weakness in our Mexican operations brought on by the devaluation of the Mexican peso.

The Company's effective income tax rate for the year was 36.1%, 4.4 percentage points lower than the comparable rate for 1994. Factors contributing to the favorable rate were lower effective international income tax rates and higher United States income tax credits.

Earnings per share for 1995 were $1.20, up 60% over $.75 in 1994. Excluding the restructuring charge in 1994 of $.57 and the restructuring credit of $.03 in 1995, earnings per share in 1995 were down 11% versus the prior year. Net income was $97.5 million in 1995, up 59% over 1994. Excluding the restructuring charge and credit in 1994 and 1995 respectively, net income was down 11%.

Income from discontinued operations decreased mainly due to lower crop yields for Gilroy Foods garlic.

Restructuring - 1994

In the fourth quarter of 1994, the Company recorded a charge of $70.4 million for restructuring its business operations. At November 30, 1996, the remaining restructuring liability is $14.9 million principally for realignment of some of our operations in the United Kingdom which will be completed in early 1997. The Company has reduced its work force by approximately 540 positions, an industrial products plant has been closed, a frozen food business has been sold and a number of administrative activities have been consolidated. A foodservice products plant was closed in the second quarter of 1996, and production was transferred to another facility. A consolidated distribution facility was also completed in the second quarter of 1996.

Foreign Currency Management

The Company is subject to foreign currency translation risks at all of its subsidiaries and affiliates located outside the United States, principally in the United Kingdom, Canada, Australia and Mexico.
Increases or decreases in the value of the applicable foreign currency relative to the U.S. dollar can increase or decrease the reported net assets of foreign subsidiaries and reported net investments in foreign affiliates. During 1995, the Mexican peso devaluation reduced the Company's equity by $17.9 million. Generally, the Company's foreign subsidiaries utilize local borrowings to limit their net asset exposure. Additionally, management periodically enters into hedge contracts to further reduce translation exposure. At year end, the Company did not have any hedges in place to cover net asset exposures.

The Mexican economy has experienced increased inflation over the past three years. This situation will cause the Company to consider Mexico as highly inflationary for accounting purposes. Starting January 1, 1997, all translation gains or losses for our Mexican operations will be recorded in the income statement rather than the translation component of equity.

The Company is also exposed to foreign exchange risk for transactions that are denominated in other than the applicable local currency. The Company assesses its risk to foreign currency fluctuation along with other business risks and opportunities that are caused by fluctuations in foreign currencies. To reduce these risks, the Company may, from time to time, enter into hedging contracts. The amount of hedge contracts outstanding and their fair market value are summarized in the Notes to Consolidated Financial Statements.

Financial Condition

In the Consolidated Statement of Cash Flows, cash flow from operating activities increased from $59.4 million in 1995 to $201.7 million in 1996.

Net income for 1996 was significantly below 1995.However, after adding back the non-cash charges and credits for restructuring, 1996 was slightly improved as compared to last year. The principal reason for the increased operating cash flow is the Company's focus on asset management. All working capital accounts showed improvement to last year and, in total, contributed significantly to the increased cash flow. The decline in prepaid allowances also contributed to increased operating cash flow. Investing activities generated cash of $187.9 million in 1996 as compared to a cash outflow of $78.5 million last year. The significant change is mainly due to cash proceeds received on the sale of GFI and GEC. An additional $12 million is still due in the form of a note receivable on these sales. Capital expenditures are lower than last year as the Company focuses its efforts on more effective capital spending. The proceeds from the sale of assets include the sale of certain assets to a joint venture which is now operating the Cake Mate business and the sale of property no longer used in the business.

[Graph in chart form]

Capital Expenditures

                              1992       1993     1994    1995    1996
                                         (dollars in millions)
Capital Expenditures          $79.3      $76.1    $87.7   $82.1   $74.7
Depreciation                   40.0       47.0     56.8    56.3    57.9



Cash flow from financing activities was a significant use of funds in 1996 as the proceeds from the sale of GFI and GEC were used to reduce both short-term and long-term debt.

[Graph in chart form]
Cash Flows
From Operations


    1992      1993     1994      1995     1996
              (dollars in millions)

    $117.3    $80.6     $72.5    $59.4    $201.7

In August 1996, the Company announced a new repurchase program to buy back up to 10 million shares of the Company's outstanding stock from time to time in the open market. The Company's prior repurchase program (2 million shares) is complete.

The Company's ratio of debt to total capital was 47.1% as of November 30, 1996, down significantly from 55.5% at November 30, 1995. The improvement in the debt to capital ratio was the result of the sale of GFI and GEC and working capital improvement programs.

Management believes that internally generated funds and its existing sources of liquidity are sufficient to meet current and anticipated financing requirements over the next 12 months.

Over the last 10 years, dividends have increased 14 times and have risen at a compounded annual rate of 17% since 1987. Total dividends paid during fiscal 1996 were $45.3 million versus $42.2 million in 1995 and $39.0 million in 1994. The quarterly dividends paid during the past three years are summarized below:

                         1996      1995       1994
First Quarter            $ .14     $ .13      $ .12
Second Quarter             .14       .13        .12
Third Quarter              .14       .13        .12
Fourth Quarter             .14       .13        .12
Total                    $ .56     $ .52      $ .48

In December 1996, the Board of Directors approved a 7% increase in the quarterly dividend from $.14 to $.15 per share.

The high and low closing prices of common stock during fiscal quarters as reported on the NASDAQ national market follow:

                              1996                  1995
Quarter ended             High     Low          High     Low
February 28               $24.25   $21.25       $22.63   $18.13
May 31                     23.13    21.88        23.25    20.44
August 31                  22.38    19.25        23.25    20.75
November 30                25.00    20.75        26.50    21.50


[Bar graph]

Debt to Total Capital

            1992     1993     1994    1995     1996

            42.5%    48.0%    54.6%   55.5%    47.1%


[Bar graph]

Dividends Paid Per Share

1992     -    $.38

1993     -    $.44

1994     -    $.48

1995     -    $.52

1996     -    $.56


Directors and Officers

Board of Directors

Executive Committee
   Charles P. McCormick, Jr.
   Robert J. Lawless
   Robert G. Davey
   Carroll D. Nordhoff

James J. Albrecht

James S. Cook +/
Executive in Residence
College of Business Administration
Northeastern University

Dr. Freeman A. Hrabowski, III
President
University of Maryland Baltimore County

George W. Koch +/
Of Counsel
Kirkpatrick & Lockhart

George V. McGowan /
Chairman of the Executive Committee
Baltimore Gas and Electric Company

Robert W. Schroeder
Vice President & General Manager
McCormick/Schilling Division

Richard W. Single, Sr.

William E. Stevens +/
Senior Vice President
Mills & Partners

Karen D. Weatherholtz

+     Audit Committee Member
/     Compensation Committee Member

Corporate Officers

Charles P. McCormick, Jr.
Chairman of the Board

Robert J. Lawless
President, Chief Executive Officer

Susan L. Abbott
Vice President -   Quality Assurance

James J. Albrecht
Vice President -
Science & Technology

J. Allan Anderson
Vice President & Controller

Allen M. Barrett, Jr.
Vice President - Corporate
Communications

Robert G. Davey
Executive Vice President &
Chief Financial Officer

Randall B. Jensen
Vice President -
Operations Resources

Christopher J. Kurtzman
Vice President & Treasurer

C. Robert Miller, II
Vice President - Management
Information Systems

Marshall J. Myers
Vice President - Research &
Technical Development

Carroll D. Nordhoff
Executive Vice President

Robert C. Singer
Vice President -
Acquisitions &
Financial Planning

Richard W. Single, Sr.
Vice President - Government Affairs
& Secretary

Robert W. Skelton
Vice President, General Counsel &
Assistant Secretary

Karen D. Weatherholtz
Vice President -
Human Relations

W. Geoffrey Carpenter
Assistant Secretary &
Associate General Counsel

David P. Smith
Assistant Treasurer

Gordon M. Stetz, Jr.
Assistant Treasurer -
Financial Services

[photo: The Board of Directors: left to right, seated: Koch, McGowan, Weatherholtz, Single, Nordhoff, Lawless, McCormick; standing: Stevens, Cook, Albrecht, Hrabowski, Schroeder, Davey.]

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

McCormick de Venezuela, C.A.
Caracas, Venezuela
Alberto Diaz
Managing Director



Affiliates

McCormick de Mexico, S.A. de C.V. (50%)
Mexico City, Mexico

Signature Brands, L.L.C. (50%)
Ocala, Florida



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

McCormick U.K. plc
Buckinghamshire, England
John C. Molan
Managing Director

   McCormick Glentham (Pty) Limited
   Midrand, South Africa
   John C. Eales
   Managing Director

McCormick S.A.
Regensdorf Z.H., Switzerland
Ernest Abouchar
Managing Director

Oy McCormick Ab
Helsinki, Finland
Risto T. Heiskanen
Managing Director



Asia/Pacific Market Zone

Gary W. Zimmerman
Group Vice President - Asia/Pacific


Consolidated Operating Units

Bruce S. Galanter
Vice President & Managing Director -
Australia/Indonesia

   McCormick Foods Australia Pty. Ltd.
   Clayton, Victoria, Australia

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



McCormick Flavor Group

Consolidated Operating Units

McCormick Flavor Division-U.S.A.
Hunt Valley, Maryland
Howard W. Kympton, III
Vice President & General Manager

McCormick Ingredients
Hunt Valley, Maryland
Thomas A. Barry
Vice President & General Manager

McCormick Pesa, S.A. de C.V.
Mexico City, Mexico
Robert E. HornPresident


Affiliates

AVT-McCormick Ingredients Limited (50%)
Cochin, India


P.T. Sumatera Tropical Spices (30%)
Padang, Sumatera, Indonesia


Supherb Farms (50%)
Turlock, California


Vaessen Shoemaker de Mexico, S.A. de C.V. (50%)
Mexico City, Mexico



Packaging Group

Consolidated Operating Units

Setco, Inc.
Anaheim, California
Donald E. Parodi
President


Tubed Products, Inc.
Easthampton, Massachusetts
Alan D. Wilson, President


[Inside back cover]

Corporate Address
   McCormick & Company, Incorporated
   18 Loveton Circle
   Sparks, MD 21152-6000
   USA
  (410) 771-7301

Common Stock

   Traded Over-the-Counter,
   NASDAQ National Market List
   Symbol:  MCCRK


Common Stock Dividend
   Dates - 1997

                 Record Date     Payment Date
                  3/31/97          4/10/97
                  6/30/97          7/11/97
                  10/2/97         10/13/97
                 12/31/97          1/23/98


Shareholder/Investor Relations

   For inquiries concerning shareholder records, stock certificates, dividends or dividend reinvestment, please contact Shareholder Relations at the Corporate address or telephone:
    (800) 424-5855 or
    (410) 771-7537

To obtain without cost a copy of the annual report filed with the Securities & Exchange Commission (SEC) on Form 10-K, contact the
Treasurer's Office at the Corporate address or contact the SEC web site:
     http://www.sec.gov

For general questions about McCormick or information in the annual or quarterly reports, contact the Treasurer's Office at the Corporate address or telephone:

    Report Ordering: (800) 424-5855 or
    (410) 771-7537
    Analysts' Inquiries:  (410) 771-7244

Another source of McCormick information is located on the Internet. Our web site is:

   http://www.mccormick.com


Missing or Destroyed Certificates or Checks

Shareholders whose stock certificates or dividend checks are missing or destroyed should notify Shareholder Relations immediately so that a "stop" can be placed on the old certificate or check, and a new certificate or check can be issued.

Address Change

Shareholders should advise Shareholder Relations immediately of any change in address. Please include the old address and the new address. All changes of address must be submitted in writing.

Transfer Agent and Registrar

Contact Shareholder Relations at the Corporate address or telephone:
(800) 424-5855 or
(410) 771-7786

Multiple Dividend Checks and Duplicate Mailings

Some shareholders hold their stock in different but similar names
(for example, as John Q. Doe and J.Q. Doe). When this occurs, it is necessary to create a separate account for each name. Even though the mailing addresses are the same, we are required to mail separate dividend checks and annual and quarterly reports for each account.

We encourage shareholders to eliminate multiple dividend checks and mailings by contacting Shareholder Relations and requesting an account consolidation.

Shareholders who want to eliminate duplicate mailings but still receive multiple dividend checks and proxy material may do so by contacting Shareholder Relations.

Dividend Reinvestment Plan

Shareholders may automatically reinvest their dividends and make optional cash purchases of stock through the Company's Dividend Reinvestment Plan, subject to limitations set forth in the Plan prospectus. A Plan prospectus and enrollment form may be obtained by contacting Shareholder Relations at:
     (800) 424-5855 or
     (410) 771-7537

Trademarks

Use of the (r within a circle) or "tm" in this annual report indicates owned or used by McCormick & Conpany, Inc. and its subsidiaries.

This report is printed on recycled paper.