Form 10-K, Exhibit 13
period 1997-11-30
MCCORMICK & CO INC
filed 1998-02-24
CIK 63754

                                                                    Exhibit 13

                      [Bottle of Whole Black Peppercorns]

                       McCormick & Company, Incorporated

                             1997 Annual Report

                          We Flavor the World -TM-

              [Close-up of portion Whole Black Peppercorn bottle]

The primary mission of McCormick & Company,Incorporated is to profitably expand its worldwide leadership position in the spice, seasoning and flavoring markets.


                       McCormick & Company, Incorporated
                               1997 Annual Report


Contents . . . . . . . . . . . . . . . . . . . . . .   3
Financial Highlights . . . . . . . . . . . . . . . .   4
Letter to Shareholders . . . . . . . . . . . . . . .   5
Core Values. . . . . . . . . . . . . . . . . . . . .   6
Report on Operations . . . . . . . . . . . . . . . .  12
Historical Financial Summary . . . . . . . . . . . .  13
Consolidated Income Statement. . . . . . . . . . . .  14
Consolidated Balance Sheet . . . . . . . . . . . . .  16
Consolidated Statement of Cash Flows . . . . . . . .  17
Consolidated Statement of Shareholders' Equity . . .  18
Notes to Consolidated Financial Statements . . . . .  34
Management's Responsibilityfor Financial Statements.  34
Report of Independent Auditors . . . . . . . . . . .  35
Management's Discussion and Analysis . . . . . . . .  42
Directors and Officers . . . . . . . . . . . . . . .  43
McCormick WorldwideInvestor information. . . . . . .  44

Dividends have been paid every year since 1925.

The Annual Meeting will be held at 10 a.m., Wednesday, March 18, 1998, at Marriott's Hunt Valley Inn, 245 Shawan
Road (exit 20A off I-83 north of Baltimore), Hunt Valley,
Maryland 21031.

                         [Bottle of Peppermint Extract]

The scent for this year's annual report is peppermint.

When people hear the name McCormick, they think of the spices they use every day. Indeed, we are the world's largest spice company. Yet, the Company is also the leader in the manufacture, marketing and distribution of not only spices, but seasonings, flavors and other food products to the entire food industry - to foodservice and food processing businesses as well as to retail outlets. In addition,our packaging group manufactures and markets specialty plastic bottles and tubes for food, personal care and other industries. McCormick products a are sold in more than 100 countries. How do we manage this complex business from the growing fields to the consumer purchase? It all starts with Multiple Management, an enlightened corporate philosophy and system of participative management begun in 1932. Multiple Management fosters the importance and power of people by encouraging participation at all levels of employment and sharing the rewards of success. This interaction of people is instrumental in shaping our Corporate culture and enhancing strengths throughout McCormick. Founded in 1889, McCormick has 7,600 employees. Many are shareholders. They are the ones who flavor your world.

            [line of 8 Gourmet spices]     [chicken sandwich]
                             [world globe]
                [tube of red Cake Mate decorating icing]
                            [spice drawing]
        [Multiple Management Board committee meeting with four people]
    [chef holding a can of Old Bay]    [3 foil pack products from Australia]
                            [spice drawing]

[Photo of two people looking at U.S. Beef Stew foil pack in grocery store by display]

Packages purchased from our Meal Idea Center provide shopping lists for other ingredients needed to make quick, easy and flavorful meals.

                         We Flavor Your World-TM-

                             Financial Highlights
                  (dollars in millions except per-share data)


                                                 Year  ended  November  30
                                               -------------------------------
                                                 1997       1996       1995
                                               --------   --------   ---------
Net sales . . . . . . . . . . . . . . . . . .  $1,801.0   $1,732.5   $1,691.1

Before restructuring (credits) charges
  Net income from continuing operations . . .  $   95.4   $   83.1   $   84.5
  Net income. . . . . . . . . . . . . . . . .      96.4       81.5       95.2
  Earnings per share - continuing operations.      1.26       1.03       1.04
  Earnings per share - total. . . . . . . . .      1.27       1.01       1.17
  Return on shareholders' equity. . . . . . .      22.4%      16.2%      19.7%

After restructuring (credits) charges
  Net income from continuing operations . . .  $   97.4   $   43.5   $   86.8
  Net income. . . . . . . . . . . . . . . . .      98.4       41.9       97.5
  Earnings per share - continuing operations.      1.29        .54       1.07
  Earnings per share - total. . . . . . . . .      1.30        .52       1.20
  Return on shareholders' equity. . . . . . .      25.2%       8.6%      20.3%

Dividends paid per share. . . . . . . . . . .  $    .60   $    .56   $    .52

Margins
  Gross profit. . . . . . . . . . . . . . . .      34.9%      34.9%      34.5%
  Operating income. . . . . . . . . . . . . .       9.5%       5.4%      10.2%
  Net income from continuing operations . . .       5.4%       2.5%       5.1%

Cash flows from operating activities. . . . .  $  181.2   $  201.7   $   59.4
Cash flows from investing activities. . . . .     (46.7)     187.9      (78.5)
Cash flows from financing activities. . . . .    (145.2)    (380.8)      17.7

Economic value added or EVA*. . . . . . . . .  $   23.4   $  (44.6)  $   (3.7)

Debt to total capital . . . . . . . . . . . .      50.3%      47.1%      55.5%

Shareholders' equity. . . . . . . . . . . . .  $  393.1   $  450.0   $  519.3

Average shares outstanding (000s) . . . . . .    75,658     80,641     81,181
Ending shares outstanding (000s). . . . . . .    74,024     78,205     81,218

*  An "EVA" mark is owned by Stern Stewart & Co.


                     Market Capitalization in Billions

                            1987          $0.4
                            1997          $1.9

         Ten-Year Growth of a Dollar Investment 11/30/87 to 11/30/97
                      (Includes dividend reinvestment)

S&P 500 . . . . . . . . . . . . . . . . . . . . . . . .  $5.56
S&P Food. . . . . . . . . . . . . . . . . . . . . . . .  $6.68
McCormick Stock . . . . . . . . . . . . . . . . . . . .  $7.63

Ten-year average annual compound growth rate for McCormick Stock is 22.5%.

                       McCormick & Company, Incorporated
                            Letter To Shareholders

Last year, the theme of our Annual Report was "Turning Up the Heat!" We viewed 1996 as a turnaround year for the Company. As we entered 1997, our top priorities were to win the battle against our largest consumer competitor and complete the turnaround so that we would begin new earnings and sales growth from a stronger base. As the year closed, the competitor had announced large losses and a decision to withdraw from the spice business. That is about as big a win as we could hope for.

Despite the intense competition that has existed in the marketplace, McCormick earnings and EVA performance improved dramatically, and we approved a 7 percent increase in the regular quarterly cash dividend. McCormick has paid dividends every year since 1925, and during the last 10 years our dividend has increased 380 percent. We have also repurchased seven million of the 10 million shares authorized under the Company's current buyback program. In summary, 1997 was a good year - and firmly established our new base for future growth.

Our confidence in the future is a result of the foundation that has been established in recent years. By focusing on a few key strategies building global brands, leveraging our product development technologies and growing our global consumer and industrial businesses we are creating shareholder value. Margin gains will continue through improved productivity and operations efficiency. By being more responsive, more flexible and using available information systems technology, we expect to earn a greater competitive advantage. We are positioned to grow globally with very focused initiatives.

                 [Photo of CEO Lawless and Chairman McCormick]

Picture of Robert J. Lawless, President & CEO, (left) and Charles P. McCormick, Jr., Chairman

  We continue our commitment to increase our industry leadership. A recent initiative by our McCormick/Schilling Division is capitalizing on those factors that are at the heart of consumer decisions: choice, convenience and value. We have repositioned and relaunched our Dry Seasoning Mix (DSM) product line. Packaging changes include stronger brand identification, updated food graphics, a menu shopping list and easier-to-read instructions for preparation. New items have been added, and the products have been grouped into a newly created McCormick Meal Idea Center. It will be much more apparent to the consumer that McCormick makes the product and is demonstrating leadership in the category.

   Despite all the talk about home meal replacements, the average consumer still prepares nearly 70 percent of meals at home. On any given day, many meal preparers do not know what they will have for dinner as late as two hours ahead of time. The combination of the Meal Idea Center with substantial advertising and increased promotional activity should generate unit growth for McCormick and our trade partners in 1998 and beyond.

As we reinvigorate the spice business, another major initiative involves our business relationship with the trade. In this program, the grocer takes a more active role in selling the product. Relying on us for category management expertise, the grocer takes steps necessary to sell the product like never before. Sales have been lost at grocery stores because shelf prices have been too high. In some cases, the consumer is driven to purchase spices elsewhere.

                              We Flavor The World

We are now working with a number of accounts who are using "everyday low prices" on selected items. For those accounts, retail shelf prices have been reduced significantly. With lower prices, they will watch their spice sales grow and benefit with additional sales elsewhere in the store. The momentum of the program is taking hold, and more major retailers will begin this innovative strategy in 1998. Establishing a better price/value relationship for the consumer is another important way to grow our business. This program emphasizes our brands and allows us to leverage advertising. Our breadth of experience and expertise in the food business rivals any of the other premier food companies. That is why the grocery trade views McCormick as far more than a supplier. We are a partner.

Our foodservice business, which serves broad-line distributors, national restaurant accounts and warehouse clubs, was a valuable contributor to 1997's performance. Since the early 1990s when we lost much of the warehouse club business, sales have rebounded. For the past three years, the United States' largest food distributor has ranked McCormick among its very best suppliers.

Our industrial flavor and seasoning business, which sells to food processors and major restaurant chains, experienced strong sales growth in 1997. Combined with the Food Service Group, it represented 42 percent of our consolidated sales worldwide. We add flavor to a broad array of products that you eat every day. We can be found in just about every item on the plate and around it as well.

In addition, our Packaging Group, which represents approximately 10 percent of consolidated sales, had a strong year. This business, with a U.S. focus, manufactures and markets plastic bottles and tubes for food, personal care and other products. Our Packaging Group has been innovative with high-end packaging that wins industry awards on a consistent basis and is considered a high growth performer.

As we proceed through 1998, we will continue to take the right steps to build for the future. We are committed to growing sales, being a low-cost producer and utilizing assets better, thereby increasing shareholder value. Factors that will make a difference in creating success are accountability by our people, unparalleled customer service, innovation, increased efficiency and leveraging our core competencies.

During the year, Dr. Hamed Faridi was appointed Vice President-Research & Development. He succeeds Dr. Marshall J. Myers who retired. Robert W. Skelton, Vice President & General Counsel, was elected Secretary of the Corporation. Susan L. Abbott was named Vice President-Regulatory & Environmental Affairs, and Roger T. Lawrence succeeded her as Vice President-Quality Assurance. Paul
C. Beard was named President of McCormick Canada, Inc. In addition, Richard W. Single, Sr., Vice President-Government Affairs, Secretary and Counsel to the Board of Directors; Dr. James J. Albrecht, Vice President-Science & Technology and George W. Koch, Of Counsel, Kirkpatrick & Lockhart, retired from the Board. We thank them for their many years of outstanding service to the Company.

We also wish to thank our loyal employees who have supported the organization during the challenges of recent years. People are our greatest asset. They helped us achieve much in 1997 including recognition by FORTUNE magazine as one of the 100 best companies to work for in America. We have raised the bar and have a management team capable of achieving goals previously unattainable.


Our Core Values
     We Believe:
         -- That our people are the most important ingredient to our success. -- In continuously adding value for our shareholders.
         -- Customers are the reason we exist.
         -- In doing business honestly and ethically.
         -- In focused achievement of goals and objectives through teamwork.

                 /s/ Charles P. McCormick
                 -----------------------------------------------------
                 Charles P. McCormick, Jr. Chairman of the Board


                 /s/ Robert J. Lawless
                 ------------------------------------------------------
                 Robert J. Lawless President & Chief Executive Officer

                       McCormick & Company, Incorporated
                           Report on Operations 1997

Leveraging Our Leadership

It's been said, "The proof is in the numbers." Here are some to consider. In more than 100 countries around the world, you can purchase McCormick products. You would be able to make that selection from potentially 500 items carrying McCormick brands. In more than 700 packaged foods in grocery stores and other outlets, you can enjoy McCormick ingredients used by the world's premier food manufacturers. Impressive numbers. When added together they equal "Number One"- industry leadership.

   McCormick is the leader in the manufacture, marketing and distribution of spices, seasonings and flavors throughout the food industry. The activities of the past year solidified that leadership position and propelled the Company on a course for growth.

  In last year's annual report, three areas of focus for 1997 were identified: growth, asset management and performance. The three combined to be McCormick's driving force during the year. The formula worked. We built on the foundation of a good second half in 1996 to record a good year in 1997. Several key initiatives were inaugurated in 1997 to fuel that pursuit of growth. There is now a momentum within McCormick, and this report will detail the focused initiatives and the other powerful strengths that have the Company performing more like an industry leader than ever before.

A Brief Look at Who We Are

McCormick's consumer, foodservice and some industrial businesses are aligned globally into three zones: the Americas market, the European market and the Asia/Pacific market.

 McCormick's oldest and largest business is dedicated to the manufacture and consumer sale of spices, herbs, extracts, proprietary seasoning blends, sauces and marinades. These consumer products are sold in the United States, primarily under the McCormick brand in the East, the Schilling brand in the West, in Canada under the Club House brand and in the United Kingdom under the Schwartz brand. In other market zones, the McCormick brand name is primarily used.

 Our foodservice business serves foodservice distributors, national restaurant accounts and membership warehouse clubs. McCormick's industrial flavor and seasoning business supplies major food processors and restaurant chains worldwide.

 McCormick's Packaging Group, comprised of Setco, Inc. and Tubed Products, Inc., is a U.S.-focused business that manufactures and markets plastic bottles and tubes for food, personal care and other industries.

          [illustration of world with ribbon graphic bearing the words
                          "We Flavor Your World"]

Brand Power

In recent years, the Company rediscovered the value and power of its brand. The McCormick name, according to our extensive research, carries substantial weight with the consumer. In 1995, the Company started in earnest to drive the brand through advertising. The first noteworthy example was the start of the "Flavor Up!" campaign that has continued as a tag line with our advertising.

 The "all-star" of that first major brand push was Bag'n Season. In last year's report, we chronicled the surge in sales for Bag 'n Season that was driven by heavy advertising and a new-look foil package with a more pronounced McCormick identification. The effort to make the McCormick name stand out continued in 1997 with redesigned packages for our entire Dry Seasoning Mix
(DSM) line. It's very clear to the consumer that this new DSM package is from McCormick. The familiar Corporate logo is "up front" and positioned over a flowing red ribbon. It's a bold graphic that received great reaction during initial testing. To the consumer, the McCormick name means quality meals.

 We plan to use the McCormick logo on the packaging of our smaller and lesser known brands, such as Golden Dipt and Produce Partners. The combined approach will provide additional consumer recognition and credibility to those brands while maintaining their own individual character. Along with our brand-building consumer advertising program, maximizing the power of the McCormick trademark will strengthen our leadership position and help drive growth. And we're also focused on stretching our brand power into other areas of the flavoring market.

                              We Flavor Your World

 Brand recognition goes far beyond the U.S. domestic market. The names Club House in Canada, Schwartz and Noel's in the United Kingdom and McCormick in various global locations are all part of the Company's efforts to drive our brands. One key spot in this initiative is China where there are few established brands. We're building a solid platform to become the national brand Chinese consumers think of when they buy spices and seasonings.

[photo of Montreal Steak Seasoning product from Club House Foods (Canada)]

Innovation

Innovation has been called the fuel of corporate longevity, and an innovative mind-set has become more important to the success of McCormick than at any time during our 108-year history. The lifestyles, tastes and purchasing habits of consumers have changed so much and so quickly that those businesses married to what may have worked in the past may face failure.

 An exciting initiative begun in 1997 demonstrates McCormick's leadership in the industry as well as our innovative approach to consumer trends. For many years, the grocery aisle containing dry seasoning mixes was unorganized, at times cluttered and often confusing for the consumer. Put simply, it was one of the more difficult areas of the store to shop. Usually, the consumer would stop by the DSM aisle, pick up his or her regular purchase and move on. There was little time spent browsing. Data showed that each consumer made fewer than 10 purchases from this department on average each year. The potential for the DSM section is great, and McCormick has responded to that potential by developing a section that answers a consumer need.

 Research indicates that consumers are pressed for time, have limited cooking experience and often have no idea what they'll be having for dinner within a few hours of the meal. For some, the answer is the home meal replacement (HMR). With the HMR, a consumer buys a meal prepared away from the home, perhaps by the chef in the grocery store kitchen. Once home, the meal is heated in the oven and then eaten. Although the HMR has received much attention, it is a costly alternative that carries a price tag too high to become a regular habit for many households. Research indicates that 70 percent of consumers still prepare their meals in the home. And they want meals that are fresh and convenient. They are in a "recipe rut," and they are looking for help.

                      McCormick & Company, Incorporated

              [photo of Light Mayonesa (mayonnaise) from Mexico]

The answer to their predicament is the McCormick Meal Idea Center.

 When consumers see the Meal Idea Center, they will find a wide variety of "meal solutions" in well-displayed sections. The McCormick DSMs have been organized in eight color-coded product categories instead of the random jumble of packages by various manufacturers too often seen in a DSM aisle. This innovative arrangement will foster browsing. Just a few more purchases per consumer per year should create growth in this under-performing category.

 The consumer benefits, McCormick benefits - and so, too, will the grocery store. A key part of the Meal Idea Center initiative calls for the retailer to advertise and promote the center. Rather than a standard "commodity" promotion like two packages for the price of one, the retailer would, for example, promote the chili seasoning mix along with a sale on the price of the related ingredients. The back of the new DSM package shows all the meal ingredients necessary, so the consumer uses it as a shopping list for other areas of the store.

 The combination of the Meal Idea Center with fresh new packaging, substantial advertising and increased promotional activity should generate significant unit growth for McCormick and our trade partners. It is an innovative effort that clearly reflects industry leadership and the quest to drive McCormick brands. A commitment to the McCormick Meal Idea Center is reflected in our continued advertising on television, radio and in print. We want the consumer to know we have the brand to trust, and we have the answers to their cooking needs.The message is being heard.

 The source of so much innovation in the food industry is research and development (R&D). And McCormick's R&D is yet another way that we differentiate ourselves from the competition and demonstrate our industry leadership. Our annual budget for R&D is on a par with the upper echelon of the food industry. Out of a superb R&D facility in Maryland and with satellite locations around the world, a team of scientists, sensory analysts and food specialists creates flavor systems for the premier global food manufacturers as well as McCormick.

 In the past, the efforts of our R&D team have been largely focused on our food processing and fast-food customers. With our commitment to consumer-oriented marketing, we see the need for an intensified focus on new product development for our consumer business. We have also added key personnel who have extensive experience in new consumer product development. R&D will play a critical role in our push for exciting, new products to anticipate and respond to the needs and eating trends of the consuming public.

 McCormick's R&D efforts have evolved. Historically, they were tactical and project-oriented. In keeping with our quest to perform like the industry leader we are, our R&D activities have become more strategic. Beyond the pursuit of new products is our challenge and ultimate goal to create new technologies that can then be used to serve various customers - industrial, consumer or foodservice. With a new technology, we can create a "family" of new products. An example is the FlavorCell technology developed in McCormick's R&D labs a few years ago. Such technologies may have a longer payback horizon. McCormick, however, considers it a wise investment, ultimately benefiting our business, customers (both trade and consumer) and shareholders.

 Our food enhancement capabilities are some of the best in the industry - another example of how McCormick remains the leader. We will continue to leverage these and other technologies throughout all of our businesses in all regions of the world.

 One of our packaging businesses, Tubed Products, Inc. (TPI), enjoyed a resounding turnaround year. After a poor 1996, they grew sales through a combination of new technological innovations, improved customer service and significant productivity improvements.

 The tube market is now focused on more up-scale packaging, and TPI has the latest technologies to meet those demands. The "soft-touch" tube introduced in 1997 for a hair-care line was named "Best of Show" by the National Association of Container Distributors. Other examples of TPI's technological leadership include three-color silk screening, advancements with the click-top Dispens-R-Tube and the introduction of oval tubes. TPI, which celebrated its 50th anniversary in 1997, is the market leader in plastic squeeze tubes.

 Setco, Inc., another part of our Packaging Group, also relies on technological innovation in producing bottles for numerous businesses, including many McCormick products and the fast-growing nutritional supplement and herb markets.

Expertise

What does the McCormick name mean to consumers? "It stands for quality."

 That was the majority response offered during consumer testing. Those responses reaffirm how we work every day. After 108 years of "flavoring the world," we state with pride and conviction - we know food! Few food companies can match our breadth of experience.

                               We Flavor The World

 That experience is evident in meals you eat, snacks you munch and drinks you consume. The odds are strong that during one of the three main daily meals, you will consume a McCormick product. Salad seasonings, soup ingredients, blends for entree meals, ingredients for baked goods, flavorings for drinks and the dessert that follows - McCormick is there. And that's just a small sampling. Walk down the aisles of your grocery store, and you will see the well-known McCormick brands on some shelves. In nearly every aisle where there is food, even though you may not see our name on the package, but our flavor or ingredient will be there. We supply the vast majority of the top 100 food processors and restaurant companies, and they produce hundreds of packaged foods and countless prepared meals flavored by - McCormick.

 At many of the restaurants, McCormick seasons the sandwich or flavors the drink. Our expertise, borne of a century of experience, leads us to be not only the supplier of choice for the world's largest food businesses - but the partner of choice.

 A small amount of the ingredients of many processed food items accounts for a large amount of the flavor. That's where we come in. We are that powerful, vital ingredient. But we bring much more. With our extensive experience and breadth of knowledge in the food industry and the fact that few ingredient companies have consumer experience, we act as consultants to food manufacturers and the restaurant trade. To increase the chance for the success of new products, food manufacturers and the restaurant trade bring McCormick into the equation very early. Our R&D and sensory evaluation services are used well "upstream" during the concept development. Far more than a supplier, we are a partner benefiting our customers with consultation and expertise.

 Our expertise actually starts from "square one" with our comprehensive, global sourcing program that we have detailed in earlier reports. Our control over raw materials allows us to provide customers with a consistent, dependable supply of the highest quality spices and herbs. McCormick's global sourcing program is unmatched in the industry.

 We have the broadest line of flavor systems, know the food business from commodity to "center of the plate" entrees and have experience in nearly every aisle of the grocery store. What we bring to the consumer and our trade customers is more than an ingredient. We bring unmatched expertise.

          [photo of Jalisco (hot) Sauce from El Salvador]

Leadership

Over the years, McCormick has gained its leadership position for many reasons. One is the Company's role in finding a better way. This broad statement can be demonstrated by the Company's category manage- ment initiative with the grocery trade. By again acting as the consultant, we offer marketing guidance that will result in increased sales of our branded products, benefiting the grocer and McCormick. The latest initiative that we believe will play a key role in growing our consumer business involves pricing. As stated in the Letter to Shareholders, we are working with our grocery trade partners to price our products more favorably.

  Our Food Service Group demonstrated leadership as it provided flavor systems and training for HMR programs for meat, deli and seafood departments in supermarkets. McCormick developed a "turn-key" supermarket foodservice program to facilitate the grocers' expansion into this explosive trend. Our foodservice HMR business nearly doubled in 1997 compared to the previous year.

 In 1997, the Food Service Group again received recognition from its key customers for service excellence.

                      McCormick & Company, Incorporated

                        Global Reach -- Global Growth

These are all pieces of a powerful equation with the result being market leadership. Of the top 20 retailers/ wholesalers in the United States, 15 have McCormick as the primary core spice line. In gourmet spices, McCormick is the primary line for 11 and shares in seven others. In seasoning mixes, McCormick is the primary line in 16 and shares one. In the U.S., we are the leader in dollar share of the spice and seasoning market.

  Led by our Club House brand, we also hold a leading market position in Canada. Driven by strong performances in the consumer and industrial businesses, McCormick Canada had record sales and profits in 1997.

 McCormick Flavor Division achieved double-digit sales growth, despite lackluster overall food industry growth. Growth has been particularly strong with key partners in snacks, restaurants and prepared foods. As the multinational companies that we supply grow globally, we go with them.

 An emerging global market trend that holds great opportunity for our industrial business is the so-called "wellness foods" (nutraceuticals, functional foods and health foods). These foods pose special flavoring challenges as they often require flavor "masking" or enhancement.

   [photo of American Frites (French fries) with Tomatoes foil pack]

We are developing new, specialized flavor systems to answer the demand.

 In the United States foodservice business, we are again the leader supplying spices, seasonings and other flavor systems for foodservice distributors. The Food Service Group had an excellent year in both sales and profits.

 In other parts of the Americas Zone, we have the leading market share in consumer spices and herbs in Central America and Venezuela. McCormick de Centro America set a profit record for the seventh consecutive year. Overseas, we also enjoy a leading market share in the United Kingdom. The Schwartz brand enjoyed more success with sales growing for the fourth consecutive year to a new record level. The introduction of Potato Wedges seasoning mix was the most successful new consumer product introduction in our U.K. history. We were also presented a prestigious "Supplier of the Year" award from a major global fast-food restaurant chain. It recognized five years of our quality service in Europe.

 Our employees, shareholders and others who follow McCormick are well aware of the excitement we feel about growth potential in the Asia/ Pacific Zone. We have identified China as a region for accelerated growth, and much activity took place in 1997 in pursuit of that goal. Shanghai McCormick Foods Company, Limited has established a distribution network within China that now reaches more than 80 cities.

 Our product line in China has expanded to include: bottled spices, chicken batters, authentic Chinese recipe mixes, rice seasonings, soups, ketchup, puddings and gelatins. Our plan is to add two new product lines each year for the foreseeable future.

Managing Our Business

 Playing crucial roles in the revitalization of McCormick have been our aggressive approach to managing our business and our steps to strengthen the balance sheet.

 In support of our objective to create shareholder value, the Company adopted economic value added (EVA) in 1996 as a primary indicator to measure the performance of the businesses. This value-based management tool combines into one measure the profitability of our businesses after considering the associated capital costs. Positive EVA is generated when the Company's net operating profit after tax exceeds the cost to finance its capital. We believe that consistent growth in EVA will directly translate into superior returns for our shareholders over time. In order to grow EVA, we will focus on the following: increasing our worldwide market share, effectively managing our assets and growing earnings per share. Our strategies will concentrate on global sales and profit growth, while concurrently improving asset utilization.

                   Economic Value Added In Millions
                   --------------------------------

                       1995         ($ 4)
                       1996         ($45)
                       1997          $23


 The Company also believes that linking EVA to compensation and properly educating the work force in its use are critical components in the successful implementation of a value-based management program. As a result, EVA has been incorporated into the incentive compensation system. During the past two years, many managerial personnel have been trained in the utilization of EVA and are using it in daily business decisions. All major investment decisions, including capital asset acquisitions, business acquisitions and working capital decisions go through an EVA screen. The education of the work force is a continual process. As the work force learns of the opportunities they have to improve EVA, we believe the Company, our employees and ultimately our shareholders will all benefit.

    In 1997, the Company experienced significant improvement in the economic value created for our shareholders. After a period of several years during which the Company experienced declining EVA, we took action in 1996 to improve the return performance of our businesses. A comprehensive portfolio review of our operating businesses was completed in 1996, actions were taken and a restructuring charge resulted in the third quarter of that year. Additionally, as discussed in last year's report, Gilroy Foods and Gilroy Energy Company were divested in August 1996, resulting in proceeds of $263 million. At the same time, a 10 million share buyback program was announced, an indication of the Company's confidence in the future. These actions laid the foundation for the substantial value growth that occurred during 1997. With a streamlined and focused capital base, the Company was able to increase the EVA of its businesses through sales growth, production efficiencies and effective asset management. Our shareholders have been rewarded by these initiatives. As of November 30, McCormick stock had appreciated nearly 40 percent since the announcement and implementation of these actions in August 1996. Our work is far from over. We are committed to achieving even greater value creation for our shareholders in the coming years.

    We are continuing our initiative to pay down debt. Our capital expenditures were at their lowest level in recent history as a result of efforts to leverage our existing fixed assets. We are also focusing attention on improving the collection of accounts receivable. In 1997, our inventory turnover improved as we continued to achieve efficiencies in the management of our supply chain. With improved working capital management and through judicious use of our fixed capital, we experienced improved return performance in most of our businesses. These initiatives reflect an aggressively managed business committed to bringing value to our shareholders.

    We will also use a disciplined approach regarding acquisitions. Any potential acquisition must have a correct "fit" with McCormick, resulting in substantial benefit for our shareholders. It must be in line with our Corporate objectives and offer a strong management team already in place.

    [Photo of Aeroplane Dessert Whip product from McCormick Australia]

To Summarize

    McCormick has undergone a transformation. Some of it was driven by the competition, but much of it was driven from within. The past year saw us continue initiatives to drive our brands, grow globally and reassert our industry leadership. The coming year will see us demonstrate our commitment to return to a premier position among our food industry peer group. With continued growth, we will achieve that goal.

                      McCormick & Company, Incorporated

                         Historical Financial Summary
                (dollars in millions except per-share data)

-----------------------------------  --------  --------  --------  --------  --------  --------  --------  --------  --------
For the Year                           1997      1996      1995      1994      1993      1992      1991      1990      1989
-----------------------------------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Net sales........................    1,801.0   1,732.5   1,691.1   1,529.4   1,400.9   1,323.9   1,276.3   1,166.2   1,110.2
Percent change over prior year...        4.0%      2.4%     10.6%      9.2%      5.8%      3.7%      9.4%      5.0%      1.0%
Operating profit.................      170.8      93.3     172.6      86.0     142.1     121.4     100.6      86.9      74.5
Operating profit excluding
  restructuring..................      167.6     151.4     168.7     156.5     142.1     121.4     100.6      86.9      74.5
Income (loss) from unconsolidated
  operations.....................        7.8       5.6       2.1       7.9      10.3       9.9       8.8       3.7       3.5
Net income - continuing
  operations.....................       97.4      43.5      86.8      42.5      82.9      73.6      60.4      51.8      47.1
Net income(1)....................       98.4      41.9      97.5      61.2      73.1      95.2      80.9      69.4     135.5
Earnings per share:(2)
  Continuing operations..........        1.29       .54      1.07       .52      1.01       .90       .73       .62       .54
  Discontinued operations........         .01       .08       .13       .23       .21       .26       .25       .21      1.00
  Extraordinary item.............           -      (.10)        -         -         -         -         -         -         -
  Accounting changes(3)..........           -         -         -         -      (.33)        -         -         -         -
                                     --------  --------  --------  --------  --------  --------  --------  --------  --------
  Net earnings...................        1.30       .52      1.20       .75       .89      1.16       .98       .83      1.54
Percentage of net sales:
  Gross profit...................       34.9%     34.9%     34.5%     36.5%     38.5%     38.9%     36.9%     36.0%     35.2%
  Operating profit...............        9.5%      5.4%     10.2%      5.6%     10.1%      9.2%      7.9%      7.5%      6.7%
  Income - continuing
    operations...................        5.4%      2.5%      5.1%      2.8%      5.9%      5.6%      4.7%      4.4%      4.2%
Effective tax rate...............       37.0%     38.7%     36.1%     40.5%     41.4%     39.4%     38.4%     38.0%     38.1%
Depreciation and amortization....       49.3      63.8      63.7      62.5      50.5      43.8      40.5      36.6      34.8
Capital expenditures.............       43.9      74.7      82.1      87.7      76.1      79.3      73.0      58.4      53.4
Common dividends declared(4).....         .61       .57       .53       .49       .45       .40       .31       .24       .19
Market closing price:
    High.........................       27.06     25.00     26.50     24.63     30.25     28.75     22.88     13.38     12.50
    Low..........................       22.63     19.25     18.13     18.00     20.40     20.63     11.88      9.13      6.31

Dividend payout ratio(5).........       47.6%     50.5%     44.4%     36.4%     36.1%     32.8%     28.6%     28.9%     30.8%

Average shares outstanding (000s)     75,658    80,641    81,181    81,240    81,766    81,918    82,396    83,720    87,772
-----------------------------------  --------  --------  --------  --------  --------  --------  --------  --------  --------
At Year End
-----------------------------------  --------  --------  --------  --------  --------  --------  --------  --------  --------
Current debt.....................      121.3     108.9     297.3     214.0      84.7     122.6      78.2      30.4      20.3
Long-term debt...................      276.5     291.2     349.1     374.3     346.4     201.0     207.6     211.5     210.5
                                     --------  --------  --------  --------  --------  --------  --------  --------  --------
Total debt.......................      397.8     400.1     646.4     588.3     431.1     323.6     285.8     241.9     230.8
Shareholders' equity.............      393.1     450.0     519.3     490.0     466.8     437.9     389.2     364.4     346.2
                                     --------  --------  --------  --------  --------  --------  --------  --------  --------
Total capital....................      790.9     850.1   1,165.7   1,078.3     897.9     761.5     675.0     606.3     577.0
Total assets.....................    1,256.2   1,326.6   1,614.3   1,555.7   1,313.2   1,130.9   1,037.4     946.9     864.5
Return on equity.................       25.2%      8.6%     20.3%     12.8%     17.0%     23.3%     21.8%     20.4%     40.0%
Debt to total capital............       50.3%     47.1%     55.5%     54.6%     48.0%     42.5%     42.3%     39.9%     40.0%
Book value per common share(2)...        5.31      5.75      6.39      6.03      5.70      5.45      4.88      4.56      4.18
Market closing price.............       26.50     24.63     23.63     19.00     23.25     28.50     20.63     11.50     12.50


-----------------------------------  --------
For the Year                           1988
-----------------------------------  --------
Net sales..........................  1,099.1
  Percent change over prior year...      8.7%
Operating profit...................     65.4
Operating profit excluding
  restructuring....................     65.4
Income (loss) from unconsolidated
  operations.......................     (0.4)
Net income - continuing
  operations.......................     24.8
Net income(1)......................     42.7
Earnings per share:(2)
  Continuing operations............       .27
  Discontinued operations..........       .12
  Extraordinary item...............         -
  Accounting changes(3)............       .07
                                     --------
  Net earnings.....................       .46
Percentage of net sales:
  Gross profit.....................     32.6%
  Operating profit.................      6.0%
  Income - continuing
    operations.....................      2.3%
Effective tax rate.................     46.6%
Depreciation and amortization......     29.8
Capital expenditures...............     50.4
Common dividends declared(4).......       .14
Market closing price:
     High..........................      7.25
     Low...........................      3.85

Dividend payout ratio(5)...........     36.5%

Average shares outstanding (000s)..    93,068
-----------------------------------  --------
At Year End
-----------------------------------  --------
Current debt.......................     49.5
Long-term debt.....................    229.4
                                     --------
Total debt.........................    278.9
Shareholders' equity...............    294.3
Total capital......................    573.2
                                     --------
Total assets.......................    846.4
Return on equity...................     14.6%
Debt to total capital..............     48.7%
Book value per common share(2).....      3.27
Market closing price...............      6.88


---------------

(1) The Company disposed of its wholly-owned real estate subsidiary in 1989, and both Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. in 1996.
(2) All share data adjusted for 2-for-1 stock splits in January 1992, January 1990 and April 1988.
(3) In 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions," and in 1988, it adopted SFAS No. 96, "Accounting for Income Taxes."
(4) Includes fourth quarter dividends for the years 1988-1997, which were declared in December of each of those years.
(5) Dividend payout ratio does not include gain or losses on sale of discontinued operations, cumulative effect of accounting changes and restructuring charge or credit, and extraordinary items.

                              We Flavor The World

                                Consolidated Income Statement
                            (in thousands except per-share data)

                                                            Year  ended  November  30
                                                       -------------------------------------
                                                          1997         1996         1995
                                                       -----------  -----------  -----------
Net sales.........................................      $1,800,966   $1,732,506   $1,691,086
Cost of goods sold................................       1,172,328    1,128,032    1,106,935
                                                       -----------  -----------  -----------
Gross profit......................................        628,638      604,474      584,151

Selling, general and administrative expense.......        461,022      453,088      415,459
Restructuring (credit) charge.....................         (3,227)      58,095       (3,904)
                                                       -----------  -----------  -----------
Operating income..................................        170,843       93,291      172,596
Interest expense..................................         36,332       33,811       39,298
Other (income) expense - net. ....................         (7,795)      (2,254)         692
                                                       -----------  -----------  -----------
Income from consolidated continuing operations
  before income taxes.............................        142,306       61,734      132,606
Income taxes......................................         52,653       23,871       47,866
                                                       -----------  -----------  -----------
Net income from consolidated continuing
  operations......................................        89,653       37,863       84,740
Income from unconsolidated operations.............         7,762        5,612        2,068
                                                       -----------  -----------  -----------
Net income from continuing operations.............        97,415       43,475       86,808
Income from discontinued operations, net of
  income taxes....................................         1,013        6,249       10,713
                                                       -----------  -----------  -----------
Net income before extraordinary item..............        98,428       49,724       97,521
Extraordinary loss from early extinguishment of debt,
  net of income tax benefit.......................             -       (7,806)           -
                                                       -----------  -----------  -----------
Net income........................................    $   98,428   $   41,918   $   97,521
                                                       -----------  -----------  -----------
                                                       -----------  -----------  -----------

Earnings per shareContinuing operations...........    $     1.29   $      .54   $     1.07
Discontinued operations...........................           .01          .08          .13
Extraordinary loss from early extinguishment
  of debt. .......................................             -         (.10)           -
                                                       -----------  -----------  -----------
Total earnings per share..........................    $     1.30   $      .52   $     1.20
                                                       -----------  -----------  -----------
                                                       -----------  -----------  -----------


---------------------

See Notes to Consolidated Financial Statements, pages 18-33.

                       McCormick & Company, Incorporated

                          Consolidated Balance Sheet
                                (in thousands)


Assets

                                                       November  30
                                                   ----------------------
                                                      1997        1996
                                                   ----------  ----------
Current assets
  Cash and cash equivalents....................    $   13,500  $   22,418
  Receivables, less allowances of $3,734
    for 1997 and $3,527 for 1996...............       217,198     217,495



  Inventories..................................       252,084     245,089



  Prepaid expenses.............................         9,790      15,648
  Deferred income taxes........................        13,946      33,762
                                                   ----------  ----------
    Total current assets.......................       506,518     534,412



Property, plant and equipment - net............       380,015     400,394



Goodwill - net.................................       157,962     165,066
Prepaid allowances.............................       130,943     149,200
Investments and other assets...................        80,794      77,537
                                                   ----------  ----------
                                                   $1,256,232  $1,326,609
                                                   ----------  ----------
                                                   ----------  ----------


-----------------------

See Notes to Consolidated Financial Statements, pages 18-33.

                              We Flavor Your World


Liabilities and Shareholders' Equity

                                                               November  30
                                                           -----------------------
                                                              1997         1996
                                                           -----------  -----------
Current liabilities
  Short-term borrowings..................................   $  112,313   $   98,450
  Current portion of long-term debt......................        8,989       10,477
  Trade accounts payable.................................      150,330      153,584
  Other accrued liabilities..............................      226,617      236,791
                                                           -----------  -----------
    Total current liabilities............................      498,249      499,302
Long-term debt...........................................      276,489      291,194
Deferred income taxes....................................        2,038        4,937
Other long-term liabilities..............................       86,346       81,133
                                                           -----------  -----------
    Total liabilities....................................      863,122      876,566
Shareholders' equity
  Common Stock, no par value; authorized 160,000
    shares; issued and outstanding: 1997 - 10,182 shares,
    1996 - 11,533 shares.................................       44,408       48,541
  Common Stock Non-Voting, no par value; authorized
    160,000 shares; issued and outstanding: 1997 -
    63,842 shares, 1996 -  66,672 shares.................      115,042      112,489
  Retained earnings......................................      264,309      313,847
  Foreign currency translation adjustments...............     (30,649)     (24,834)
                                                           -----------  -----------
    Total shareholders' equity...........................     393,110      450,043
                                                           -----------  -----------
                                                           $1,256,232   $1,326,609
                                                           -----------  -----------
                                                           -----------  -----------


---------------------

See Notes to Consolidated Financial Statements, pages 18-33.

                       McCormick & Company, Incorporated

                               Consolidated Statement of Cash Flows
                                          (in thousands)

                                                                   Year  ended  November  30
                                                                --------------------------------
                                                                   1997        1996       1995
                                                                ---------   ---------   --------
Cash flows from operating activities
  Net income..................................................  $  98,428   $  41,918   $ 97,521
  Adjustments to reconcile net income to net cash provided by operating activities
    Restructuring (credit) charge.............................     (3,227)     58,095     (3,904)
    Depreciation and amortization.............................     49,344      63,788     63,698
    Deferred income taxes.....................................     18,921     (26,368)    15,697
    Other.....................................................      2,868       2,402        483
    Income from unconsolidated operations.....................     (7,762)     (5,612)    (2,068)
    Extraordinary item........................................          -       7,806          -
    Changes in operating assets and liabilities
      Receivables.............................................     (4,221)     (5,363)   (21,560)
      Inventories.............................................    (13,667)     21,811    (13,751)
      Prepaid allowances......................................     18,128      23,689    (40,133)
      Accounts payable........................................       (634)     24,443      3,973
      Other assets and liabilities............................     13,492      (4,931)   (40,549)
    Dividends received from unconsolidated affiliates.........      9,501           -          -
                                                                ----------  ----------  ---------
         Net cash provided by operating activities............    181,171     201,678     59,407

Cash flows from investing activities
  Acquisitions of businesses..................................     (3,315)          -          -
  Capital expenditures........................................    (43,856)    (74,654)   (82,140)
  Proceeds from sale of discontinued operations...............          -     248,766          -
  Proceeds from sale of assets................................      3,792      15,283      1,910
  Other.......................................................     (3,341)     (1,497)     1,703
                                                                ----------  ----------  ---------
         Net cash (used in) provided by investing
            activities........................................    (46,720)    187,898    (78,527)

Cash flows from financing activities
  Short-term borrowings - net.................................     16,125    (186,541)    85,148
  Long-term debt borrowings...................................        573       4,454          -
  Long-term debt repayments...................................    (12,204)    (83,178)   (20,186)
  Common stock issued.........................................      6,952       4,524     11,314
  Common stock acquired by purchase...........................   (111,167)    (74,709)   (16,330)
  Dividends paid..............................................    (45,525)    (45,322)   (42,202)
                                                                ----------  ----------  ---------
         Net cash (used in) provided by financing
               activities.....................................   (145,246)   (380,772)    17,744

  Effect of exchange rate changes on cash and cash equivalents      1,877       1,149     (1,725)
  (Decrease)/increase in cash and cash equivalents............     (8,918)      9,953     (3,101)
                                                                ----------  ----------  ---------
  Cash and cash equivalents at beginning of year..............     22,418      12,465     15,566
                                                                ----------  ----------  ---------
  Cash and cash equivalents at end of year....................  $  13,500   $  22,418   $ 12,465
                                                                ----------  ----------  ---------
                                                                ----------  ----------  ---------


---------------------

See Notes to Consolidated Financial Statements, pages 18-33.

                              We Flavor The World

                                Consolidated Statement of Shareholders' Equity
                                     (in thousands except per-share data)


                                               Common                              Foreign
                                    Common     Stock       Common                  Currency        Total
                                    Stock    Non-Voting     Stock     Retained    Translation   Shareholders'
                                    Shares     Shares      Amount     Earnings    Adjustments      Equity
                                   -------   ----------   --------   ---------   ------------   -------------
Balance, December 1, 1994........   13,279       67,927   $151,703   $ 343,285   $   (5,024)      $  489,964
Net income.......................                                       97,521                        97,521
Dividends declared ($.52/share)..                                      (42,202)                      (42,202)
Currency translation
     adjustments.................                                                   (24,035)         (24,035)
Other adjustments................                                        3,021                         3,021
Shares purchased and retired.....     (435)        (336)    (2,362)    (13,968)                      (16,330)
Shares issued....................      298          485     11,314                                    11,314
Equal exchange...................   (1,053)       1,053
                                   --------  -----------  ---------  ----------  -----------      -----------
Balance, November 30, 1995.......   12,089       69,129    160,655     387,657      (29,059)         519,253

Net income.......................                                       41,918                        41,918
Dividends declared ($.56/share)..                                      (45,322)                      (45,322)
Currency translation
     adjustments.................                                                     4,225            4,225
Other adjustments................                                          154                           154
Shares purchased and retired.....     (264)      (3,111)    (4,149)    (70,560)                      (74,709)
Shares issued....................      189          173      4,524                                     4,524
Equal exchange...................     (481)         481
                                   --------  -----------  ---------  ----------  -----------      -----------
Balance, November 30, 1996.......   11,533       66,672    161,030     313,847      (24,834)         450,043

Net income.......................                                       98,428                        98,428
Dividends declared ($.60/share)..                                      (45,525)                      (45,525)
Currency translation
     a djustments................                                       (5,815)      (5,815)
Other adjustments................                                          194                           194
Shares purchased and retired.....     (353)      (4,152)    (8,532)   (102,635)                     (111,167)
Shares issued....................       90          234      6,952                                     6,952
Equal exchange...................   (1,088)       1,088
                                   --------  -----------  ---------  ----------  -----------      -----------
Balance, November 30, 1997.......   10,182       63,842   $159,450   $ 264,309   $  (30,649)      $  393,110
                                   --------  -----------  ---------  ----------  -----------      -----------
                                   --------  -----------  ---------  ----------  -----------      -----------


-------------------
See Notes to Consolidated Financial Statements, pages 18-33.

                       McCormick & Company, Incorporated

                 Notes to Consolidated Financial Statements
                (dollars in thousands except per-share data)

1. Summary of Accounting Policies:

Consolidation

    The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. In the first quarter of fiscal 1995, the Company changed the end of the reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting on a worldwide basis. Accordingly, an additional month of operating results for those subsidiaries is included in the 1995 financial statements. Investments in 20% to 50% owned affiliates are accounted for under the equity method. Intercompany transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the presentation in 1997.

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

Stock Compensation

The Company follows Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock options and other stock-based compensation. Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. The Company has elected to adopt the disclosure provisions only of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation."

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

                              We Flavor Your World

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

                                  Credit Risk

The Company is potentially subjected to concentrations of credit risk with trade accounts receivable, prepaid allowances and forward exchange contracts for foreign currency. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 1997. The Company evaluates the credit worthiness of the counterparties to forward exchange contracts for foreign currency and considers nonperformance credit risk to be remote.

                         Accounting and Disclosure Changes

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128, "Earnings per Share." This Statement is effective for financial statements issued for periods ending after December 15, 1997. The Statement will have no significant effect on the reported earnings per share for the Company.

    In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report the change in its net assets, by major components and as a single total, during the period from non-owner sources. The FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. Both Statements are effective for fiscal years beginning after December 15, 1997. Adoption of these standards will not impact the Company's consolidated financial position, results of operations or cash flows, and any effect, while not yet determined by the Company, will be limited to the presentation of its disclosures.

2. Investments:

The Company owns from 30% to 50% of its unconsolidated food products affiliates. Although the Company reports its share of net income from the affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $31,379 at November 30, 1997.

    Summarized year-end information from the financial statements of these companies representing 100% of the businesses follows:


                         Unconsolidated Affiliates
                        ----------------------------
                          1997      1996      1995
                        --------  --------  --------
Current assets . . . .  $154,000  $149,860  $113,486
Noncurrent assets. . .    73,185    79,566    70,670
Current liabilities. .    90,755    96,085    77,229
Noncurrent liabilities    46,503    45,988    42,362
Net sales. . . . . . .   345,429   327,967   297,823
Gross profit . . . . .   131,727   121,469   107,257
Net income . . . . . .    15,720    12,907     3,730

McCormick & Company, Incorporated

3. Financing Arrangements:

The Company's outstanding debt is as follows:


                                                                      1997       1996
                                                                    --------   --------
Short-term borrowings
  Commercial paper . . . . . . . . . . . . . . . . . . . . . . . .  $ 79,508   $ 59,282
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    32,805     39,168
                                                                    ---------  ---------
                                                                    $112,313   $ 98,450
                                                                    =========  =========

  Weighted-average interest rate at year end . . . . . . . . . . .      6.92%      6.54%

Long-term debt
  8.95% note due 2001. . . . . . . . . . . . . . . . . . . . . . .  $ 74,596   $ 74,504
  9.00% and 9.75% installment notes due through 1999 and 2001. . .    10,341     16,114
  5.78% - 7.77% medium-term notes due 2004 to 2006 . . . . . . . .    95,000     95,000
  7.63% - 8.12% medium-term notes due 2024 with put option in 2004    55,000     55,000
  9.34% pound sterling installment note due through 2001 . . . . .    14,807     17,252
  10.00% Canadian dollar bond due 1999 . . . . . . . . . . . . . .     7,023      7,400
  3.13% yen note due 1999. . . . . . . . . . . . . . . . . . . . .       902      2,953
  9.74% Australian dollar note due 1999. . . . . . . . . . . . . .     8,167      9,792
  Other. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10,653     13,179
                                                                    ---------  ---------
                                                                    $276,489   $291,194
                                                                    =========  =========

    The Company has available credit facilities with domestic and foreign banks for various purposes. The available credit facilities and the amounts outstanding under each category of facility (and included in debt above) are as follows:


                                                  1997                   1996
                                           --------------------  --------------------
                                             Total     Amount      Total     Amount
                                           Facility   Borrowed   Facility   Borrowed
                                           ---------  ---------  ---------  ---------
Available credit facilities
  In support of commercial paper issuance  $ 300,000  $       -  $ 300,000  $       -
  For the benefit of foreign subsidiaries    109,935     32,711     90,577     39,168
  Other . . . . . . . . . . . . . . . . .    100,000         94    245,000          -
                                           ---------  ---------  ---------  ---------
                                           $ 509,935  $  32,805  $ 635,577  $  39,168
                                           =========  =========  =========  =========


    The Company's long-term debt agreements contain various restrictive covenants, including limitations on the payment of cash dividends. Under the most restrictive covenants, $163,729 of retained earnings was available for
dividends at November 30, 1997.   The holders of the medium-term notes due
2024 have a one-time option to require retirement of these notes during 2004. Maturities of long-term debt during the four years subsequent to November
30, 1998 are as follows:


1999 - $28,446          2001 - $   87,054
2000 - $ 7,959          2002 - $      362

  Credit facilities in support of commercial paper issuance require a commitment fee of $225. All other credit facilities require no commitment fee. Credit facilities for other purposes are subject to the availability of funds. At November 30, 1997, the Company had unconditionally guaranteed $12,035 of the debt of unconsolidated affiliates.
Interest paid in 1997, 1996 and 1995 was $38,075; $47,330 and $51,641 respectively.

                              We Flavor The World

   Rental expense under operating leases was $13,630 in 1997; $12,428 in 1996 and $11,616 in 1995. Future annual fixed rental payments for the years ending November 30, are as follows:


1998       - $9,872
1999       - $8,449
2000       - $7,572
2001       - $5,774
2002       - $3,655
Thereafter - $8,255


  The Company has guaranteed the residual value of a leased distribution center at 85% of its original cost.

4. Pension and Profit Sharing Plans:

The net periodic cost of the Company's pension and profit sharing plans follows:


                                                       1997       1996       1995
                                                    ---------  ---------  ---------
Pension plans
  Defined benefit plans
    Service cost . . . . . . . . . . . . . . . . .  $  5,473   $  5,741   $  5,509
    Interest cost on projected benefit obligations    10,700     10,380      9,972
    Actual return on plan assets . . . . . . . . .   (18,920)   (10,284)   (14,067)
    Net amortization and deferral. . . . . . . . .     9,830      1,425      6,904
                                                    ---------  ---------  ---------
  Net pension cost . . . . . . . . . . . . . . . .     7,083      7,262      8,318
  Foreign and other retirement plans . . . . . . .     3,384      3,072      2,957
                                                    ---------  ---------  ---------
Total pension expense. . . . . . . . . . . . . . .  $ 10,467   $ 10,334   $ 11,275
                                                    =========  =========  =========

Profit sharing plan expense. . . . . . . . . . . .  $  4,380   $  3,350   $  3,150
                                                    =========  =========  =========



Pension Plans

The Company has a non-contributory defined benefit plan (the principal plan) covering substantially all United States employees and a non-contributory defined benefit plan (the supplemental plan) providing supplemental retirement benefits to certain officers. The benefits provided by both plans are generally based on the employee's years of service and compensation during the last five years of employment. The Company's funding policy is to comply with federal laws and regulations and to provide the principal plan with assets sufficient to meet future benefit payments. The plan assets for both plans consist principally of equity securities, fixed income securities and short-term money market investments. The principal plan and supplemental plan hold 427,000 and 46,000 shares, respectively, of the Company's common stock at November 30, 1997.

The Company also contributed to certain retirement plans of its foreign subsidiaries.

                      McCormick & Company, Incorporated

  The following table sets forth the principal and supplemental plans' funded status at September 30, the measurement date:


                                                                 1997       1996
                                                              ---------  ---------
Actuarial present value of vested benefit obligation . . . .  $122,872   $117,077
                                                              ---------  ---------
Accumulated benefit obligation . . . . . . . . . . . . . . .  $129,083   $123,024
                                                              ---------  ---------

Projected benefit obligations for service rendered to date .  $156,169   $146,336
Plan assets at fair value. . . . . . . . . . . . . . . . . .   134,211    117,448
Projected benefit obligations in excess of plan assets . . .    21,958     28,888
Unrecognized net loss   .. . . . . . . . . . . . . . . . . .   (17,917)   (24,074)
Unrecognized transition asset and prior service cost . . . .        46      1,352
                                                              ---------  ---------
Pension liability included in the Consolidated Balance Sheet  $  4,087   $  6,166
                                                              =========  =========

                                                                  1997       1996
Significant assumptions:
Discount rate. . . . . . . . . . . . . . . . . . . . . . . .       7.5%       7.5%
Salary scale . . . . . . . . . . . . . . . . . . . . . . . .       4.5%       4.5%
Expected return on plan assets . . . . . . . . . . . . . . .      10.0%      10.5%



                              Profit Sharing Plan

The Company makes contributions to the McCormick Profit Sharing Plan in accordance with the Plan's provisions. The Profit Sharing Plan is available to substantially all United States employees. The Profit Sharing Plan assets consist principally of equity securities, fixed income securities and short-term money market investments. The Profit Sharing Plan holds 2,571,000 shares of the Company's stock at November 30, 1997.

5. Other Postretirement Benefits:

The net periodic cost of the Company's other postretirement benefits follows:


                                              1997     1996     1995
                                            -------  -------  -------
Other postretirement benefits
  Service cost . . . . . . . . . . . . . .  $1,894   $2,026   $1,829
  Interest cost. . . . . . . . . . . . . .   4,294    4,603    4,614
  Amortization of prior service cost . . .     (75)     (75)    (111)
                                            -------  -------  -------
Total other postretirement benefit expense  $6,113   $6,554   $6,332
                                            =======  =======  =======

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

                         We Flavor Your World


  The following table sets forth the amounts recognized in the Company's Consolidated Balance Sheet as of November 30, the measurement date:



                                                              1997      1996
                                                             -------  --------
Accumulated other postretirement benefit obligation
  Retirees. . . . . . . . . . . . . . . . . . . . . . . . .  $38,552  $38,006
  Fully eligible active participants. . . . . . . . . . . .    2,378    3,150
  Other active participants . . . . . . . . . . . . . . . .   20,585   21,138
                                                              61,515   62,294
Unrecognized net gain/(loss). . . . . . . . . . . . . . . .    3,456     (496)
Unrecognized prior service cost . . . . . . . . . . . . . .      892      967
                                                             -------  --------
Accrued other postretirement benefit liability included in
  the Consolidated Balance Sheet. . . . . . . . . . . . . .  $65,863  $62,765
                                                             =======  ========

  The assumed annual rate of increase in the cost of covered health care benefits is 9.2% for 1998. It is assumed to decrease gradually to 4.5% in the year 2007 and remain at that level thereafter. Increasing this assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation at November 30, 1997 by $5,933 and the aggregate of the service and interest cost components of net periodic other postretirement benefit cost for 1997 by $755.

The assumed weighted average discount rates were 7.5% for 1997 and 1996.

6. Stock Purchase and Option Plans:

The Company has an Employee Stock Purchase Plan (ESPP) enabling substantially all United States employees to purchase the Company's Common Stock Non-Voting at the lower of the stock price on the grant date or the exercise date. Similarly, options were granted for certain foreign-based employees in lieu of their participation in the ESPP. Options granted under both plans have two-year terms and are fully exercisable on the grant date.

Under the Company's 1990 and 1997 Stock Option Plans and the McCormick (U.K.) Share Option Schemes, options to purchase shares of the Company's common stock have been or may be granted to employees. The option price for shares granted under these plans is the fair market value on the grant date. Options have five- and ten-year terms and generally become fully exercisable at the end of two and three years of continued employment for the U.S. and U.K. plans, respectively.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for the Stock Option Plans, McCormick (U.K.) Share Option Schemes and the ESPP (including options to foreign employees):



                                1997              1996
                          ----------------  ----------------
Risk-free interest rates       5.9% - 6.7%       5.4% - 6.4%
Dividend yields. . . . .              2.0%              2.0%
Expected volatility. . .             23.0%             23.0%
Expected lives . . . . .  1.6 - 4.6 years   1.6 - 4.6 years

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:



                               1997     1996
                              -------  -------
Pro forma net income . . . .  $94,541  $40,558
Pro forma earnings per share  $  1.25  $   .50


The effects of applying SFAS No. 123 on pro forma net income are not indicative of future amounts until the new rules are applied to all outstanding non-vested awards.

                         McCormick & Company, Incorporated

 A summary of the Company's stock option activity and related information for the years ended November 30 follows:


                                                1997                                 1996
                                  ------------------------------------  -----------------------------------
                                       Shares        Weighted-average       Shares        Weighted-average
                                       (000s)         exercise price        (000s)         exercise price
                                  ---------------   ------------------  --------------   ------------------
Options outstanding -
  beginning of year. . . . . . .            2,737   $            22.71           2,559   $            22.11
Granted. . . . . . . . . . . . .            1,311   $            24.25             713   $            22.35
Exercised. . . . . . . . . . . .             (358)  $            21.94            (382)  $            18.38
Forfeited. . . . . . . . . . . .             (477)  $            24.91            (153)  $            22.09
                                  ----------------                      ---------------
Options outstanding -
  end of year. . . . . . . . . .            3,213   $            23.11           2,737   $            22.71
                                  ================                      ===============

Exercisable - end of year. . . .            1,833   $            22.73           1,780   $            22.95

Weighted-average fair value of
options granted during the year.  $          4.63   $             4.56             N/A

                                               1995
                                  ----------------------------------
                                       Shares      Weighted-average
                                       (000s)       exercise price
                                  --------------   -----------------
Options outstanding -
  beginning of year. . . . . . .           2,649   $           19.92
Granted. . . . . . . . . . . . .             980   $           22.00
Exercised. . . . . . . . . . . .            (787)  $           14.46
Forfeited. . . . . . . . . . . .            (283)  $           22.20
                                  ---------------
Options outstanding -
  end of year. . . . . . . . . .           2,559   $           22.11
                                  ===============

Exercisable - end of year. . . .           1,785   $           22.03

Weighted-average fair value of
options granted during the year

N/A: Information not applicable as the date of issue for the 1995 option grants precedes the effective date of SFAS No. 123 requirements.


Stock options outstanding at November 30, 1997 were as follows:



                                Options Outstanding                         Options Exercisable
                   ---------------------------------------------------  --------------------------
Range of           Shares      Weighted-average      Weighted-average   Shares    Weighted-average
exercise price     (000s)   remaining life in years   exercise price    (000s)     exercise price
                   ------   -----------------------  ----------------   -------   ----------------
$ 4.66 to $22.38    1,183                       3.2  $          21.99      732     $           21.79
$22.63 to $24.25    2,003                       2.5  $          23.74    1,086     $           23.32
$24.50 to $26.00       27                       4.5  $          25.31       15     $           26.00
                   -------                                               ------
                    3,213                       2.8  $          23.11    1,833     $           22.73
                   =======                                               ======

 Under all stock purchase and option plans, there were 6,126,000 and 1,928,000 shares reserved for future grants at November 30, 1997 and 1996, respectively.

                                We Flavor The World

7. Income Taxes:

For financial reporting purposes, sources of income from consolidated continuing operations before income taxes were:



                                                           1997       1996       1995
                                                        ---------  ---------  ---------
Pretax income
  United States. . . . . . . . . . . . . . . . . . . .  $115,600   $ 59,309   $104,270
  International. . . . . . . . . . . . . . . . . . . .    26,706      2,425     28,336
                                                        ---------  ---------  ---------
                                                        $142,306   $ 61,734   $132,606
                                                        =========  =========  =========
Components of income taxes were:

Current
  United States. . . . . . . . . . . . . . . . . . . .  $ 24,443   $ 33,503   $ 17,793
  State. . . . . . . . . . . . . . . . . . . . . . . .     5,447      8,448      5,177
  International. . . . . . . . . . . . . . . . . . . .     3,842      8,288      8,212
                                                        ---------  ---------  ---------
    Total current. . . . . . . . . . . . . . . . . . .    33,732     50,239     31,182
Deferred
  United States. . . . . . . . . . . . . . . . . . . .    10,709    (20,036)    13,891
  State. . . . . . . . . . . . . . . . . . . . . . . .     2,325     (2,822)     2,183
  International. . . . . . . . . . . . . . . . . . . .     5,887     (3,510)       610
                                                        ---------  ---------  ---------
    Total deferred . . . . . . . . . . . . . . . . . .    18,921    (26,368)    16,684
                                                        ---------  ---------  ---------
                                                        $ 52,653   $ 23,871   $ 47,866
                                                        =========  =========  =========
  Tax benefits allocated directly to equity components
    are as follows:
Relating to employee stock options . . . . . . . . . .  $   (123)  $   (118)  $   (439)

  Differences between income taxes computed at the United States federal statutory rate and actual income taxes are as follows:


                                              1997                1996               1995
                                       ------------------  ------------------  ------------------
                                        Amount   Percent    Amount   Percent    Amount   Percent
                                       --------  --------  --------  --------  --------  --------
Tax at United States statutory rate .  $49,807      35.0%  $21,607      35.0%  $46,412      35.0%
State income taxes, net of
     United States benefits . . . . .    6,105       4.3     2,648       4.3     5,689       4.3
Higher/(lower) effective income taxes
     on earnings in other countries .      382        .3     3,929       6.4      (423)      (.3)
General business and
     other tax credits. . . . . . . .   (3,663)     (2.6)   (2,674)     (4.3)   (3,553)     (2.7)
Amended prior year tax return . . . .        -         -    (3,938)     (6.4)        -         -
Other items . . . . . . . . . . . . .       22         -     2,299       3.7      (259)      (.2)
                                       --------  --------  --------  --------  --------  --------
Income tax expense. . . . . . . . . .  $52,653      37.0%  $23,871      38.7%  $47,866      36.1%
                                       ========  ========  ========  ========  ========  ========

                       McCormick & Company, Incorporated

  The tax effects of temporary differences that give rise to significant portions of deferred tax assets and liabilities consist of the following:


                                                      1997       1996
                                                    ---------  ---------
Current deferred income tax assets
  Restructuring liability. . . . . . . . . . . . .  $  1,718   $ 13,183
  Employee benefits. . . . . . . . . . . . . . . .     6,629      7,839
  State income tax . . . . . . . . . . . . . . . .     3,392      5,677
  Accrued liabilities. . . . . . . . . . . . . . .     2,900      3,807
  Inventory. . . . . . . . . . . . . . . . . . . .     3,116      2,951
  Bad debt reserve . . . . . . . . . . . . . . . .     1,078      2,320
  Prepaid and other assets . . . . . . . . . . . .    (2,590)    (2,214)
  Other. . . . . . . . . . . . . . . . . . . . . .    (2,297)       199
                                                    ---------  ---------
Total current deferred income tax assets . . . . .  $ 13,946   $ 33,762
                                                    =========  =========

Noncurrent deferred income tax assets
  Employee benefits. . . . . . . . . . . . . . . .  $ 24,884   $ 27,744
  Property, plant and equipment. . . . . . . . . .   (27,213)   (26,699)
  Accrued liabilities. . . . . . . . . . . . . . .     7,875      5,516
  Intangible assets. . . . . . . . . . . . . . . .    (3,376)    (2,473)
  Prepaid allowances . . . . . . . . . . . . . . .     1,601      1,649
  Other. . . . . . . . . . . . . . . . . . . . . .       312        350
                                                    ---------  ---------
Total noncurrent deferred income tax assets. . . .  $  4,083   $  6,087
                                                    =========  =========

Noncurrent deferred income tax (liabilities)
  Property, plant and equipment. . . . . . . . . .  $ (2,038)  $ (4,937)
                                                    ---------  ---------
Total noncurrent deferred income tax (liabilities)  $ (2,038)  $ (4,937)
                                                    =========  =========

  In addition to the deferred tax assets shown in the table, the Company also has certain tax credit carryforwards of $2,830 in 1997 and $4,888 in 1996. These tax credit carryforwards have been fully reserved due to the restrictive provisions for their use in offsetting future taxes.
  Deferred tax assets are primarily in the United States. The Company has a history of having taxable income and anticipates future taxable income to realize these assets.
  United States income taxes are not provided for unremitted earnings of international subsidiaries and affiliates. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any United States tax on repatriated earnings would be substantially offset by United States foreign tax credits. Unremitted earnings of such entities were $107,992 at November 30, 1997.
  Income taxes paid in 1997, 1996 and 1995 were $25,800; $44,875 and
$38,214 respectively.

                                We Flavor Your World

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

  Holders of Common Stock Non-Voting will vote as a separate class on all matters on which they are entitled to vote. Holders of Common Stock Non-Voting are entitled to vote on reverse mergers and statutory share exchanges where the capital stock of the Company is converted into other securities or property, dissolution of the Company and the sale of substantially all of the assets of the Company, as well as forward mergers and consolidation of the Company.

9. Fair Value and Financial Instruments:

Cash and cash equivalents, trade receivables, short-term borrowings, accounts payable and accrued liabilities: The amounts reported in the Consolidated Balance Sheet approximate fair value.
  Investments: Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.
  Long-term debt: The fair value of long-term debt, including current portion, based on a discounted cash flow analysis using the Company's current incremental borrowing rate for debt of similar maturities is as follows:


                        1997                1996
                -------------------  -------------------
                  Fair    Carrying     Fair    Carrying
                 Value      Value     Value      Value
                --------  ---------  --------  ---------
Long-term debt  $308,277  $ 285,478  $312,697  $ 301,671



  Forward exchange contracts for foreign currency: Forward exchange contracts at November 30, 1997 are summarized as follows:



                   Nominal    Fair
                   Value     Value
                  --------  -------
Currency sold
  Pound sterling  $  1,849  $  (26)
  Deutsche mark.     1,425     (71)
  Italian lira .       234       4

  All contracts outstanding hedge foreign currency commitments and, accordingly, have no carrying amount on the balance sheet. The loss explicitly deferred is $119 and is expected to be realized in 1998 as these transactions are realized.
  The fair value of forward exchange contracts is estimated using quoted market prices for comparable instruments.

                        McCormick & Company, Incorporated

10. Business Restructuring and Discontinued Operations:

Business Restructuring

In the third quarter of 1996, the Company began implementation of a restructuring plan and recorded a restructuring charge of $58,095. This charge reduced net income by $39,582 or $.49 per share. In addition, there were additional charges directly related to the restructuring plan which could not be accrued in 1996 but will be expensed as the plan is implemented. Under the restructuring plan, the Company has closed the Brooklyn, New York packaging plant, converted from a direct sales force to a broker sales force for certain regions in the U.S., exited from certain minor non-core product lines, closed its manufacturing facility in Switzerland and moved that production to its U.K. facility, sold the Minipack business and sold Giza National Dehydration Company of Egypt.

  In the fourth quarter of 1994, the Company recorded a charge of $70,445 for restructuring its business operations. Except for the realignment of some of our overseas operations, this restructuring plan is complete.

  In the third quarter of 1997, the Company reevaluated its restructuring plans. Most of the actions under these plans are completed or near completion and have resulted in losses being less than originally anticipated. In addition, an agreement in principle to dispose of an overseas food brokerage and distribution business with 6% of consolidated net sales was not consummated. As a result of these developments, the Company recognized a restructuring credit of $9,493. Concurrent with the reevaluation of restructuring plans, the Company initiated plans to streamline the food brokerage and distribution business and close the Freehold, New Jersey packaging plant, resulting in a $5,734 restructuring charge. Charges related to these initiatives include severance and personnel costs of $2,516 and a $3,218 writedown of assets to net realizable value and will require net cash outflows of approximately $3,365. The credit for the restructuring reevaluation, the charge for the new initiatives and charges directly related to the restructuring plan which could not be accrued in 1996 resulted in a net restructuring credit of $3,227 ($2,033 after tax) in 1997.

 As of November 30, 1997, the restructuring liabilities are as follows:
$4,274 for severance and personnel costs and $1,287 for other exit costs. In addition, approximately $1,711 of additional charges remain to be expensed during the implementation, primarily costs to move equipment and personnel. The Company expects to have all restructuring programs completed in 1998.

Discontinued Operations

On August 29, 1996, the Company sold substantially all the assets of Gilroy Foods, Incorporated (GFI) and Gilroy Energy Company, Inc. (GEC) to ConAgra, Inc. and Calpine Corporation, respectively, for $263.3 million in total. Based on the settlement of terms related to assumptions used to estimate the gain or loss from the disposals of GFI and GEC, the Company recognized income from discontinued operations, net of income taxes of $1,013 in 1997. In 1996, an after tax loss of $291 was included in the caption, "Income from discontinued operations, net of income taxes" in the Consolidated Income Statement.

  The operating results of GFI and GEC have been reclassified for all required periods on the Consolidated Income Statement to the caption "Income from discontinued operations, net of income taxes." This caption includes interest expense based on the debt specifically associated with GEC and an allocation of interest to GFI assuming a debt to capital ratio similar to the Company's. Income taxes have also been allocated based on the statutory tax rates applicable to GFI and GEC. The income and expense disclosures in Notes to Consolidated Financial Statements exclude discontinued operations. Sales, interest expense and income taxes applicable to discontinued operations are as follows:

                              1996                 1995
                           ----------           -----------
Net sales .............    $129,373               $167,608
Interest expense.......      11,173                 15,972
Income taxes...........       3,841                  5,834

  The Company signed a three year non-compete agreement with Calpine Corporation. Under this agreement, McCormick received payments of $8,000 in 1997 and $4,500 in 1996, which are included in "Other (income) expense - net" in the Consolidated Income Statement.

                               We Flavor The World

11. Business Segments and Geographic Areas:

Business Segments

The Company operates in two business segments, Food Products and Packaging Products. The Food Products segment manufactures, markets and distributes spices, seasonings, flavorings and other specialty food products and sells these products to the consumer food market, the foodservice market and to industrial food processors throughout the world. The Food Products segment represents the majority of the Company and, accordingly, all corporate items and eliminations have been included in this segment. The Packaging Products segment manufactures and markets plastic packaging products for the food, cosmetic and health care industry, predominately in the United States.


                                   Food     Packaging
                                 Products    Products   Consolidated
                                ----------  ---------   ------------
1997:
Net sales. . . . . . . . . . .  $1,595,142  $ 205,824   $   1,800,966
Operating income . . . . . . .     150,415     20,428         170,843
Identifiable assets. . . . . .   1,133,094    123,138       1,256,232
Capital expenditures . . . . .      34,121      9,735          43,856
Depreciation and amortization.      38,587     10,757          49,344

1996:
Net sales. . . . . . . . . . .  $1,532,296  $ 200,210   $   1,732,506
Operating income (loss)(1) . .      99,169     (5,878)         93,291
Identifiable assets. . . . . .   1,196,514    130,095       1,326,609
Capital expenditures . . . . .      63,526     11,128          74,654
Depreciation and amortization.      51,758     12,030          63,788

1995:
Net sales. . . . . . . . . . .  $1,501,763  $ 189,323   $   1,691,086
Operating income . . . . . . .     153,287     19,309         172,596
Identifiable assets. . . . . .   1,473,006    141,335       1,614,341
Capital expenditures . . . . .      70,357     11,783          82,140
Depreciation and amortization.      51,083     12,615          63,698

(1) Includes restructuring charges of $41,085 for Food Products and $17,010 for Packaging Products.


  Packaging net sales include sales to the Food Products segment of $25,960 in 1997; $30,186 in 1996 and $34,527 in 1995.

                          McCormick & Company, Incorporated


Geographic Areas

                                                North                  Other
                                               America     Europe    Countries     Total
                                              ----------  --------- -----------  ----------
1997:
Net sales. . . . . . . . . . . . . . . . . .  $1,346,905  $336,865  $  117,196   $1,800,966
Net income -- continuing operations. . . . .      79,521    12,325       5,569       97,415
Assets . . . . . . . . . . . . . . . . . . .     941,980   237,759      76,493    1,256,232

1996:
Net sales. . . . . . . . . . . . . . . . . .  $1,311,292  $325,683  $   95,531   $1,732,506
Net income (loss) -- continuing
  operations(1). . . . . . . . . . . . . . .      52,197        84      (8,806)      43,475
Assets . . . . . . . . . . . . . . . . . . .     984,676   254,576      87,357    1,326,609

1995:
Net sales. . . . . . . . . . . . . . . . . .  $1,276,066  $325,019  $   90,001   $1,691,086
Net income -- continuing operations. . . . .      74,090    10,016       2,702       86,808
Assets . . . . . . . . . . . . . . . . . . .   1,332,342   223,718      58,281    1,614,341

(1) Includes net restructuring charges of $19,614 for North America, $10,195 for Europe and $9,773 for Other Countries.

                                We Flavor Your World

12. Supplemental Financial Statement Data:


                                               1997        1996
                                          ---------   ---------
Inventories:
  Finished products and work-in-process.  $ 136,650   $ 125,849
  Raw materials and supplies . . . . . .    115,434     119,240
                                          ----------  ----------
    Inventories. . . . . . . . . . . . .  $ 252,084   $ 245,089
                                          ==========  ==========

Property, plant and equipment:
  Land and improvements. . . . . . . . .  $  29,288   $  27,260
  Buildings. . . . . . . . . . . . . . .    192,777     179,599
  Machinery and equipment. . . . . . . .    445,938     432,525
  Construction in progress . . . . . . .     25,513      54,410
  Accumulated depreciation . . . . . . .   (313,501)   (293,400)
                                          ----------  ----------
    Property, plant and equipment --
      net. . . . . . . . . . . . . . . .  $ 380,015   $ 400,394
                                          ==========  ==========

Goodwill:
  Cost . . . . . . . . . . . . . . . . .  $ 205,526   $ 211,035
  Accumulated amortization . . . . . . .    (47,564)    (45,969)
                                          ----------  ----------
    Goodwill -- net. . . . . . . . . . .  $ 157,962   $ 165,066
                                          ==========  ==========

Other accrued liabilities:
  Payroll and employee benefits. . . . .  $  48,544   $  42,031
  Restructuring. . . . . . . . . . . . .      5,561      42,332
  Sales allowances . . . . . . . . . . .     46,029      37,036
  Income taxes . . . . . . . . . . . . .     22,092       8,734
  Other. . . . . . . . . . . . . . . . .    104,391     106,658
                                          ----------  ----------
    Other accrued liabilities. . . . . .  $ 226,617   $ 236,791
                                          ==========  ==========

                                               1997        1996      1995
                                          ---------   ---------   --------
Income statement:
  Depreciation . . . . . . . . . . . . .  $  43,856   $  49,222   $45,064
  Research and development . . . . . . .     16,077      12,216    12,015

Average shares outstanding (000s). . . .     75,658      80,641    81,181

                       McCormick & Company, Incorporated

13. Quarterly Data (Unaudited):


                                                                1997  Quarters
                                              ------------------------------------------------------
                                                 1st       2nd        3rd        4th         Year
                                              --------   --------   --------   --------   ----------
Net sales. . . . . . . . . . . . . . . . . .  $407,402   $413,720   $422,870   $556,974   $1,800,966
Cost of goods sold . . . . . . . . . . . . .   270,685    279,257    284,326    338,060    1,172,328
                                              ---------  ---------  ---------  ---------  -----------
Gross profit . . . . . . . . . . . . . . . .   136,717    134,463    138,544    218,914      628,638
Selling, general and administrative expense.   108,005    105,690    106,181    141,146      461,022
Restructuring charge (credit). . . . . . . .       259        127     (3,726)       113       (3,227)
                                              ---------  ---------  ---------  ---------  -----------

Operating income . . . . . . . . . . . . . .    28,453     28,646     36,089     77,655      170,843
Interest expense . . . . . . . . . . . . . .     8,501      9,183      9,367      9,281       36,332
Other (income) expense -- net. . . . . . . .    (1,528)    (1,782)    (1,090)    (3,395)      (7,795)
                                              ---------  ---------  ---------  ---------  -----------

Income from consolidated continuing
  operations before income taxes . . . . . .    21,480     21,245     27,812     71,769      142,306
Income taxes . . . . . . . . . . . . . . . .     7,948      7,860     10,930     25,915       52,653
                                              ---------  ---------  ---------  ---------  -----------

Net income from consolidated continuing
  operations . . . . . . . . . . . . . . . .    13,532     13,385     16,882     45,854       89,653
Income from unconsolidated operations. . . .     1,683      1,426      2,317      2,336        7,762
                                              ---------  ---------  ---------  ---------  -----------

Net income from continuing operations. . . .    15,215     14,811     19,199     48,190       97,415
Income from discontinued operations, net of
  income taxes . . . . . . . . . . . . . . .        --         --      1,013         --        1,013
                                              ---------  ---------  ---------  ---------  -----------
Net income . . . . . . . . . . . . . . . . .  $ 15,215   $ 14,811   $ 20,212   $ 48,190   $   98,428
                                              =========  =========  =========  =========  ===========

Earnings per share
Continuing operations. . . . . . . . . . . .  $    .20   $    .20   $    .26   $    .65   $     1.29
Discontinued operations. . . . . . . . . . .        --         --        .01         --          .01
                                              ---------  ---------  ---------  ---------  -----------
Total earnings per share . . . . . . . . . .  $    .20   $    .20   $    .27   $    .65   $     1.30
                                              =========  =========  =========  =========  ===========
Average shares outstanding (000s). . . . . .    77,239     75,761     75,117     74,397       75,658

                              We Flavor The World


                                                                    1996  Quarters
                                                 ------------------------------------------------------
                                                   1st         2nd       3rd        4th        Year
                                                 --------   --------  --------   --------   ----------
Net sales . . . . . . . . . . . . . . . . . . .  $395,799   $393,828  $405,451   $537,428   $1,732,506
Cost of goods sold. . . . . . . . . . . . . . .   262,507    273,333   269,115    323,077    1,128,032
                                                 ---------  --------  ---------  ---------  -----------
Gross profit. . . . . . . . . . . . . . . . . .   133,292    120,495   136,336    214,351      604,474

Selling, general and administrative expense . .   110,828     98,563   103,184    140,513      453,088
Restructuring charge. . . . . . . . . . . . . .        --         --    57,538        557       58,095
                                                 ---------  --------  ---------  ---------  -----------

Operating income (loss) . . . . . . . . . . . .    22,464     21,932   (24,386)    73,281       93,291
Interest expense. . . . . . . . . . . . . . . .     8,773      7,952     8,082      9,004       33,811
Other (income) expense -- net . . . . . . . . .    (1,186)       818       524     (2,410)      (2,254)
                                                 ---------  --------  ---------  ---------  -----------

Income (loss) from consolidated continuing
  operations before income taxes. . . . . . . .    14,877     13,162   (32,992)    66,687       61,734
Income taxes. . . . . . . . . . . . . . . . . .     5,361      4,695    (9,871)    23,686       23,871
                                                 ---------  --------  ---------  ---------  -----------

Net income (loss) from consolidated continuing
  operations. . . . . . . . . . . . . . . . . .     9,516      8,467   (23,121)    43,001       37,863
Income from unconsolidated operations . . . . .       296        929     1,557      2,830        5,612
                                                 ---------  --------  ---------  ---------  -----------

Net income (loss) from continuing operations. .     9,812      9,396   (21,564)    45,831       43,475
Income from discontinued operations, net of
  income taxes. . . . . . . . . . . . . . . . .      (462)     1,599     5,112         --        6,249
                                                 ---------  --------  ---------  ---------  -----------

Net income (loss) before extraordinary item . .     9,350     10,995   (16,452)    45,831       49,724
Extraordinary loss from early extinguishment
  of debt, net of income tax benefit. . . . . .        --         --    (7,806)        --       (7,806)
                                                 ---------  --------  ---------  ---------  -----------
Net income (loss) . . . . . . . . . . . . . . .  $  9,350   $ 10,995  $(24,258)  $ 45,831   $   41,918
                                                 =========  ========  =========  =========  ===========

Earnings (loss) per share
Continuing operations . . . . . . . . . . . . .  $    .12   $    .12  $   (.26)  $    .58   $      .54
Discontinued operations . . . . . . . . . . . .        --        .02       .06         --          .08
Extraordinary loss from early extinguishment
  of debt . . . . . . . . . . . . . . . . . . .        --         --      (.10)        --         (.10)
Total earnings (loss) per share . . . . . . . .  $    .12   $    .14  $   (.30)  $    .58   $      .52
                                                 ---------  --------  ---------  ---------  -----------
Average shares outstanding (000s) . . . . . . .    81,255     81,305    80,982     79,339       80,641
                                                 =========  ========  =========  =========  ===========

                       McCormick & Company, Incorporated

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

 The financial statements, in the opinion of management, present fairly the consolidated financial position, results of operations and cash flows of the Company and subsidiaries for the stated dates and periods in conformity with generally accepted accounting principles. The financial statements in this report have been audited by the Company's independent auditors, Ernst & Young LLP. The independent auditors review and evaluate control systems and perform such tests of the accounting information and records as they consider necessary to reach their opinion on the Company's consolidated financial statements. In addition, McCormick's internal audit resources perform audits of accounting records, review accounting systems and internal controls, and recommend improvements when appropriate.

 The Audit Committee of the Board of Directors is composed of outside directors. The committee meets periodically with the internal auditors, with members of management and with the independent auditors in order to review annual audit plans, financial information and the Company's internal accounting and management controls.

 The Company believes that it maintains accounting systems and related controls, and communicates policies and procedures, which provide reasonable assurance that the financial records are reliable, while providing appropriate information for management of the business and maintaining accountability for assets.

  /s/ Robert G. Davey
  ----------------------
  Robert G. Davey
  President & Chief Executive Officer


  /s/ Robert G. Davey
  ----------------------
  Robert G. Davey
  Executive Vice President & Chief Financial Officer



  /s/ J. Allan Anderson
  ------------------------
  J. Allan Anderson
  Vice President & Controller, Chief Accounting Officer

Report of Independent Auditors
To the Shareholders
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 1997 and 1996 and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended November 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1997 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP
-------------------------
Ernst & Young LLP


  Baltimore, Maryland
  January 15, 1998

                             We Flavor Your World

                     Management's Discussion and Analysis

For 1997, the Company reported net income of $98.4 million or $1.30 per share compared to $41.9 million or $.52 per share last year. During 1997, the Company recorded adjustments relating to a favorable revaluation of reserves for restructuring programs and discontinued operations and unfavorable adjustments at its Venezuelan operation, principally related to the correction of a prior period currency translation error. During 1996, the Company recorded a business restructuring, completed the sale of both Gilroy Foods, Incorporated (GFI) and Gilroy Energy Company, Inc. (GEC) and recorded a loss on prepayment of debt associated with GEC. Excluding these transactions, net income on a comparable basis was $98.4 million or $1.30 per share compared to $83.1 million or $1.03 per share last year.

          Net Sales (In Billions)
          -----------------------

    1993. . . . . . . . . . . . .     $1.4
    1994. . . . . . . . . . . . .     $1.53
    1995. . . . . . . . . . . . .     $1.70
    1996. . . . . . . . . . . . .     $1.73
    1997. . . . . . . . . . . . .     $1.80

Results of Operations 1997 compared to 1996

Sales from operations increased 4.0% to $1.8 billion, principally due to a combination of price and mix changes and unit volume increases. Sales improvement was experienced in all operating groups except the consumer businesses within the Americas and European Zones. While underlying sales patterns in the grocery store have recently shown some improvement, the U.S. consumer business experienced volume decreases, partially offset by the combined favorable effect of price and mix changes. Our industrial and foodservice businesses within the U.S. experienced strong sales growth, mainly due to volume increases. Sales increases for the European Zone were the result of volume gains and favorable currency exchange translations primarily within the industrial and foodservice businesses. Volume and price increases continued to fuel sales growth in the Asia/Pacific Zone. The Packaging Group experienced increased sales, primarily due to a favorable combination of price and mix changes.

 Sales of unconsolidated operations increased 5.3% in 1997, due principally to the sales from our Mexican joint venture and Signature Brands, which is now operating the Cake Mate business. Foreign exchange translations, primarily due to a weaker Japanese yen, had a negative effect on unconsolidated sales.

 Operating income as a percentage of net sales, excluding restructuring, increased to 9.3% in 1997 from 8.7% in 1996.

 Gross profit as a percentage of net sales remained at the same level in 1997 as 1996. Excluding the impact of adjustments at the Company's Venezuelan operation, gross profit as a percentage of net sales increased to 35.1% in 1997 from 34.9% in 1996. Gross margin percentages increased in 1997 in our U.S. consumer, industrial and packaging businesses as compared to 1996. These were partially offset by slightly reduced gross margin percentages in our European and Asia/Pacific businesses. Gross margin improvements in the U.S. consumer business were driven by continuing product rationalization efforts and a change in mix to higher margin products. In the U.S. industrial and packaging businesses, gross margins improved during 1997 due to stronger sales of our higher margin, value-added products. Improvement in the packaging business was also partially due to improved operating efficiencies in 1997 and a write-off of packaging inventory for obsolete products in 1996.

 Selling, general and administrative expenses were higher in 1997 than 1996 on a dollar basis, but were down slightly as a percentage of sales. The dollar increase is mainly due to earnings-based employee compensation costs, additional resources to support our R&D program and increased information systems spending to allow the Company's systems to cope with the change to the year 2000. These increases were partially offset by decreases in promotional and advertising spending. Promotional spending is down due to the effect of lower U.S. consumer sales on volume-based promotions combined with a shift to promotional programs which encourage more efficient spending activities. Advertising spending, while lower in 1997 than 1996 primarily because of timing issues, is still higher than historical levels as the Company continues its focus on brand recognition.

                        McCormick & Company, Incorporated

 Interest expense increased $2.5 million in 1997 as compared to 1996, primarily as a result of increased borrowing to fund the Company's stock buyback program. Interest expense in 1996 excluded $11.2 million, which was reclassified to discontinued operations on the Consolidated Income Statement. Total interest expense decreased $8.7 million in 1997 compared to 1996. The significant decrease in total interest is primarily due to reduced borrowing levels as a result of the sales of GFI and GEC in 1996. See Notes to Consolidated Financial Statements for amounts and methods of allocations used.

 Other (income) expense -- net increased $5.5 million in 1997 as compared to 1996. This increase is primarily due to income from a non-compete agreement relating to the sale of GEC, which totalled $8.0 million in 1997 versus a total of $4.5 million in 1996.

                                                                 Sales
                                     -------------------------------------------------------
                                        1997      1996      1995       1997     1996    1995
                                    -----------------------------   ------------------------
                                             (in millions)            (percentage increase)
Americas
  Consumer . . . . . . . . . . . .  $  596.4  $  621.5  $  605.4    |  (4.0)%   2.7%    3.0%
  Industrial & foodservice . . . .     601.2     549.7     547.4    |   9.4     0.4     4.7
Europe                                                              |
  Consumer . . . . . . . . . . . .     221.2     223.3     228.1    |  (1.0)   (2.1)   22.6
  Industrial & foodservice . . . .     117.8      97.7      94.3    |  20.5     3.6    69.6
Asia/Pacific                                                        |
  Consumer . . . . . . . . . . . .      43.2      36.2      29.4    |  19.6    22.9   119.0
  Industrial & foodservice . . . .      41.3      34.1      31.7    |  21.3     7.3    42.5
Packaging. . . . . . . . . . . . .     179.9     170.0     154.8    |   5.8     9.8     9.2
                                                                    |
  Total. . . . . . . . . . . . . .  $1,801.0  $1,732.5  $1,691.1    |   4.0%    2.4%   10.6%




Sales Increase Analysis

                             1997   1996   1995
                             ----   ----   ----
Volume change . . . . . . .   2.6%   2.6%   4.6%
Price and mix change. . . .   1.4    4.8    3.2
Foreign currency change . .   0.4   (0.8)   0.3
Other changes(1). . . . . .  (0.4)  (4.2)   2.5
  Total change from
     continuing operations.   4.0%   2.4%  10.6%

(1) Other changes include the disposal of businesses which are not accounted for as discontinued operations, business acquisitions and the effect of the 1995 change in reporting period for foreign subsidiaries.

 The Company recorded income tax expense on net income from continuing operations at an effective rate of 37.0% in 1997 as compared to a rate of 38.7% in 1996. Excluding the effects of the restructuring, the Company's effective tax rate was approximately 35.5% for 1996. The effective tax rate increased in 1997 due to the favorable effect in 1996 of refunds of certain U.S. tax credits from prior years. In reclassifying the Consolidated Income Statement for discontinued operations, income taxes were allocated to discontinued operations. See Notes to Consolidated Financial Statements for the amounts and methods of allocation used.

 Income from unconsolidated operations improved in 1997 as compared to 1996 mainly due to improved results of our Mexican joint venture.

                               We Flavor The World

 The raw materials most important to the Company are onion, garlic and capsicums, which generally originate in the United States, and black pepper, cinnamon and vanilla beans, from overseas sources. Although the price of black pepper rose significantly in 1997 due to cyclical events in the worldwide commodity markets, the Company did not experience a materially adverse impact on earnings. While future movements of commodity costs are uncertain, a variety of programs, including periodic commodity purchases and customer price adjustments, help the Company address commodity cost fluctuations.

Results of Operations 1996 compared to 1995

Sales from continuing operations increased 2.4% to $1.7 billion. The sales comparison is impacted by a number of non-recurring factors. First, in 1995, the Company changed the year-end reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting worldwide, which had the effect of an additional month of sales for the foreign units in 1995. Also in 1995, the Company sold its frozen food business in the third quarter. Thus, seven months' sales for this divested business are included in 1995 sales. In 1996, the Cake Mate brand was transferred to a joint venture to form Signature Brands, the sales of which are no longer accounted for in the Company's consolidated results. These changes had the effect of reducing sales by 4.2% versus 1995. On a comparable basis, after adjusting for these factors, sales increased 6.6%.

  Sales were up due to both volume and price increases, partially offset by unfavorable foreign exchange translations. Consumer growth in the Americas Zone was due to price increases and volume gains in a number of heavily promoted product lines. Sales increases for the European Zone were masked by the change in fiscal year mentioned above and unfavorable currency exchange translations. Sales continue to grow strongly in the Asia/Pacific Zone as we expand into new markets and introduce new products.

  Sales of unconsolidated operations increased 10.1% in 1996 due principally to the sales from Signature Brands, a new joint venture formed in 1996. Foreign exchange translations, primarily due to a weaker Japanese yen and Mexican peso, had a negative effect on unconsolidated sales.

  Operating income, excluding restructuring, as a percentage of net sales decreased from 10.0% in 1995 to 8.7% in 1996.

  Gross profit as a percentage of sales increased from 34.5% in 1995 to 34.9% in 1996. Gross margin percentages increased in 1996 in both our U.S. consumer and industrial businesses as compared to 1995. These were partially offset by a slightly reduced gross margin percentage in our European business and a more significant reduction in our U.S. packaging business. In the U.S. consumer business, gross margins improved in 1996 due to stronger sales in our higher margin core businesses, particularly in the second half of the year. The decreased gross margin percentage in packaging products was due to competitive pricing pressures, a write-off of inventory for products that had been discontinued and manufacturing inefficiencies.

  Selling, general and administrative expenses were higher in 1996 than 1995 on both a dollar basis and as a percentage of sales. The increase was mainly due to additional advertising and promotion spending as the Company continued to market the McCormick brand name more aggressively, the adjustment of certain employee benefit accruals in both years and increased information systems spending to allow the Company's systems to cope with the change to the year 2000.

 Interest expense decreased $5.5 million in 1996 as compared to 1995. This decrease was due to both declines in borrowing levels and lower borrowing rates. In reclassifying the Consolidated Income Statement for discontinued operations, interest expense was allocated to discontinued operations. See Notes to Consolidated Financial Statements for the amounts and methods of allocation used.

 Other (income) expense -- net includes $4.5 million of income from the non-compete agreement relating to the GEC sale.

                      McCormick & Company, Incorporated


Earnings Per Share -- Continuing Operations (after restructuring)
1993          $1.01
1994          $0.52
1995          $1.07
1996          $0.54
1997          $1.29



 The Company recorded income tax expense on net income from continuing operations at an effective rate of 38.7% in 1996 as compared to a rate of 36.1% in 1995. The increased rate was due to certain restructuring charges which were not tax deductible and the mix of tax rates from differing tax jurisdictions. Excluding the effects of the restructuring, the Company's effective tax rate is approximately 35.5% for 1996. This tax rate was lower in 1996 than what can be expected in the future due to the favorable effect of refunds of certain U.S. tax credits from prior years. In reclassifying the Consolidated Income Statement for discontinued operations, income taxes were allocated to discontinued operations. See Notes to Consolidated Financial Statements for the amounts and methods of allocation used.

 Deferred tax liabilities decreased significantly in 1996 primarily due to deferred tax liabilities of GEC which was sold, causing these taxes to become payable in 1996. The remaining deferred tax assets were primarily in the United States. The Company has a history of having United States taxable income and anticipates future taxable income to realize these assets.

 Income from unconsolidated operations improved in 1996 as compared to 1995 mainly due to improved results of our Mexican joint venture and the results of the Company's new joint venture, Signature Brands.

 In the first quarter of fiscal 1995, the Company changed the end of the reporting period for foreign subsidiaries from October 31 to November 30 to provide uniform reporting on a worldwide basis. Accordingly, an additional month of operating results for those subsidiaries was included in the first quarter 1995 results, which increased net income by $1.4 million.

Business Restructuring

During the past several years, management has reassessed the global strategic direction and focus of the Company. It conducted a portfolio review of its businesses with the intent to increase focus on core businesses and improve its cost structure. As a result of this review, the Company began implementation of a restructuring plan and recorded a restructuring charge of $58.1 million in 1996. This charge reduced net income by $39.6 million or $.49 per share. In addition, there were additional charges directly related to the restructuring plan which could not be accrued in 1996, but will be expensed as the plan is implemented. Under the restructuring plan, the Company closed the Brooklyn, New York packaging plant, converted from a direct sales force to a broker sales force for certain regions in the U.S., exited from certain minor non-core product lines, closed its manufacturing facility in Switzerland and moved that production to its U.K. facility, sold the Minipack business, and sold Giza National Dehydration Company of Egypt.

 In the fourth quarter of 1994, the Company recorded a charge of $70.4 million for restructuring its business operations. Except for the realignment of some of our overseas operations, this restructuring plan is complete.

 In the third quarter of 1997, the Company reevaluated its restructuring plans. Most of the actions under these plans have been completed or are near completion and have resulted in losses being less than originally anticipated. In addition, an agreement in principle to dispose of an overseas food brokerage and distribution business with 6% of consolidated net sales was not consummated. As a result of these developments, the Company recognized a restructuring credit of $9.5 million. Concurrent with the reevaluation of restructuring plans, the Company initiated plans to streamline the food brokerage and distribution business and close the Freehold, New Jersey packaging plant. These actions resulted in a $5.7 million restructuring charge. Charges related to these initiatives include severance and personnel costs of $2.5 million and a $3.2 million writedown of assets to net realizable value and will require net cash outflows of approximately $3.4 million. The credit for the restructuring reevaluation, the charge for the new initiatives and charges directly related to the restructuring plan which could not be accrued in 1996 resulted in a net restructuring credit of $3.2 million ($2.0 million after tax) in 1997.

                               We Flavor Your World

 The restructuring liability remaining at November 30, 1997 was $4.3 million for severance and personnel costs and $1.3 million for other exit costs. In addition, approximately $1.7 million of additional charges remain to be expensed during the implementation, primarily costs to move equipment and personnel.

 The Company expects to have all restructuring programs completed in 1998.

Discontinued Operations

On August 29, 1996, the Company sold substantially all the assets of GFI and GEC for $263.3 million. Based on the settlement of terms related to assumptions used to estimate the gain or loss from the disposals of GFI and GEC, the Company recognized income from discontinued operations, net of income taxes of $1.0 million in 1997. In 1996, a $0.3 million after tax loss was included in the caption, "Income from discontinued operations, net of income taxes" in the Consolidated Income Statement.

 The operating results of GFI and GEC have been reclassified on the Consolidated Income Statement to the caption, "Income from discontinued operations, net of income taxes," for all required periods.

 The sale of GEC necessitated prepayment of the 11.68% non-recourse installment note. The prepayment resulted in an extraordinary net loss of $7.8 million in 1996.


Foreign Currency Management

The Company is subject to foreign currency translation risks at all of its subsidiaries and affiliates located outside the United States, principally in the United Kingdom, Canada, Australia, Mexico and China. Increases or decreases in the value of the applicable foreign currency relative to the U.S. dollar can increase or decrease the reported net assets of foreign subsidiaries and reported net investments in foreign affiliates. Management periodically enters into hedge contracts to further reduce translation exposure. At year end, the Company did not have any hedges in place to cover net asset exposures.

 Due to the economic situation in Mexico, the Company considers Mexico highly inflationary for accounting purposes. Beginning in 1997, all translation gains or losses for our Mexican operations are recorded in the income statement rather than the translation component of equity.

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


Cash Flows From Operations In Millions

1993          $ 81
1994          $ 73
1995          $ 59
1996          $202
1997          $181



Year 2000

Recognizing the need to ensure operations will not be adversely impacted by year 2000 software failures, the Company has developed plans to address this possible exposure. Key financial information and operational systems are being assessed, detailed plans have been developed and initial conversion efforts are underway. Management believes that the necessary conversion efforts will be completed by December 31, 1999. The Company is also communicating with suppliers, dealers, financial institutions and others with which it does business to coordinate year 2000 conversions. The annual financial impact of making the required systems changes is not expected to be materially greater than levels incurred by the Company in 1997.

Financial Condition

Strong cash flows from operating activities continued to provide the Company with substantial financial resources to fund operating and investing objectives and support the ongoing share repurchase program, while maintaining a manageable debt level.

 In the Consolidated Statement of Cash Flows, cash flows from operating activities decreased from $201.7 million in 1996 to $181.2 million in 1997, remaining significantly higher than historical levels.

 This decrease is partially due to a change in working capital levels, especially inventory. However, cash flows from operating activities in 1996 include the positive effect of a $30.6 million decrease in working capital in the GFI and GEC businesses prior to their sale. This was due to a thorough inventory review performed in 1996, as well as the seasonality of the GFI business. After removing the impact of the GFI and GEC improvement in 1996, cash flows from operating activities improved $10.1 million on a comparable basis in 1997. In addition, favorable business trends continued to reduce prepaid allowance levels, positively impacting operating cash flows.

Capital Expenditures In Millions



       Capital Expenditures   Depreciation
1993           $76                 $47
1994           $88                 $57
1995           $82                 $56
1996           $75                 $58
1997           $44                 $44

 Investing activities used cash of $46.7 million in 1997 versus cash generation of $187.9 million in 1996. The significant change is principally due to cash proceeds received on the sale of GFI and GEC in 1996. Capital expenditures continue to trend lower as the Company focuses its efforts on projects where returns exceed the associated cost of capital, consistent with the Company's commitment to creating shareholder value. The Company was able to maintain capital expenditures at the same level as depreciation in 1997. Proceeds from sale of assets in 1997 include the sale of Giza National Dehydration and the proceeds received from the dissolution of the McCormick & Wild joint venture. Our only acquisition in 1997 was the purchase of a line of dry seasoning mixes in Canada which are marketed under the French's brand name.


Debt to Capital
1993          48%
1994          55%
1995          56%
1996          47%
1997          50%


 Cash flows from financing activities were a significant use of funds in 1996 and 1997. Proceeds from the sale of GFI and GEC were used to reduce both short-term and long-term debt in 1996. In addition, the Company began a repurchase program in 1996 to buy back up to 10 million shares of the Company's outstanding stock from time to time in the open market. To date, 7.0 million shares have been repurchased under this program, of which 4.5 million were repurchased in 1997.

 The Company's ratio of debt to total capital was 50.3% as of November 30, 1997, up slightly from 47.1% at November 30, 1996. The Company was able to maintain this manageable debt level while continuing to fund its stock repurchase program.

 Management believes that internally generated funds and its existing sources of liquidity are sufficient to meet current and anticipated financing requirements over the next 12 months.

 Over the last 10 years, dividends have increased 14 times and have risen at a compounded annual rate of 17% since 1987. Total dividends paid during fiscal 1997 were $45.5 million versus $45.3 million in 1996 and $42.2 million in 1995.



                               We Flavor The World

 The quarterly dividends paid during the past three years are summarized below:


                   1997   1996   1995
First Quarter.  $ .15  $ .14  $ .13
Second Quarter    .15    .14    .13
Third Quarter.    .15    .14    .13
Fourth Quarter    .15    .14    .13
Total. . . . .  $ .60  $ .56  $ .52

 In December 1997, the Board of Directors approved a 7% increase in the quarterly dividend from $.15 to $.16 per share. The high and low closing prices of common stock during fiscal quarters as reported on the NASDAQ national market follow:


                                             1997           1996
                                      ---------------  --------------
Quarter ended                           High     Low     High    Low
----------------------------------    -------  ------  -----   ------
February 28........................    $25.38   $22.63  $24.25  $21.25
May 31.............................     26.88    22.81   23.13   21.88
August 31..........................     26.88    23.31   22.38   19.25
November 30........................     27.06    23.50   25.00   20.75


Forward-Looking Information

Certain statements contained in this report, including those related to commodity price fluctuations, cost recovery program results, expected year 2000 and restructuring expenditure levels and the market risks associated with financial instruments, are "forward-looking statements" within the meaning of
Section 21E of the Securities and Exchange Act of 1934. Because forward-looking statements are based on management's current views and assumptions, and involve risks and uncertainties that could significantly affect expected results, operating results could be materially affected by external factors such as: actions of competitors, customer relationships, fluctuations in the cost and availability of supply chain resources and foreign economic conditions, including currency rate fluctuations and inflation rates.


                    McCormick Stock Price Performance Table

                                                        TRADE HISTORY - MONTHLY
Nasdaq Online-TM-

                                                           Sources: Nasdaq, IDC


MCCRK - McCORMICK & COMPANY INC - COMMON STOCK

       START DATE: 11/1/94    END DATE: 11/1/97


                                                 Total           Total     Block           Block   Non-Block       Non-Block
                High        Low      Close      Trades          Volume    Trades          Volume      Trades          Volume

Summary       27.375     17.750     26.500     107,842     224,948,693     4,754     103,955,285     103,088     110,844,446
Average           --         --         --       3,081       6,079,694       136       2,970,151       2,945       3,182,943


      11/94   20.000     17.750     19.000          --       3,512,455        --              --          --              --
      12/94   19.250     18.031     18.250          --       6,077,954        --              --          --              --
       1/95   21.875     18.125     21.875       3,942       7,051,304       192       2,959,574       3,750       4,091,730
       2/95   22.750     21.125     22.125       4,362       8,142,350       201       3,599,887       4,161       4,542,463
       3/95   23.375     21.875     22.625       3,302       6,854,893       199       3,339,413       3,103       3,515,480
       4/95   23.125     21.750     22.000       2,322       5,258,647       123       2,598,910       2,199       2,659,737
       5/95   22.625     20.125     21.000       3,580      13,036,040       287       8,731,751       3,293       4,304,289
       6/95   22.250     20.250     21.500       2,772       5,325,825       118       2,418,179       2,654       2,907,646
       7/95   23.250     21.375     22.500       2,455       4,278,876        88       1,694,705       2,367       2,584,171
       8/95   23.500     21.500     22.125       2,678       4,882,361        95       2,248,075       2,583       2,634,286
       9/95   24.250     21.375     23.875       2,846       4,502,254        72       1,393,721       2,774       3,108,533
      10/95   26.625     23.125     24.750       4,063       7,377,280       157       2,897,903       3,906       4,479,377
      11/95   26.000     22.625     23.625       3,058       6,006,397       135       2,571,130       2,923       3,435,267
      12/95   24.500     22.875     24.125       2,545       5,326,179       114       2,512,682       2,431       2,813,497
       1/96   24.500     20.375     22.875       3,484       7,459,806       171       3,492,483       3,313       3,967,323
       2/96   23.750     21.750     22.875       3,447       8,876,180       201       5,300,713       3,246       3,575,467
       3/96   23.375     21.875     22.000       3,066       6,329,236       154       3,115,581       2,912       3,213,655
       4/96   24.625     22.000     22.250       2,375       5,145,074       129       2,846,308       2,246       2,298,766
       5/96   23.000     21.750     22.750       2,985       6,943,196       132       3,855,695       2,853       3,087,501
       6/96   22.750     21.500     22.125       3,115       5,008,734       108       1,986,890       3,007       3,021,844
       7/96   22.375     19.875     19.875       2,691       3,838,137        68       1,225,900       2,623       2,612,237
       8/96   20.750     18.875     20.500       3,557       9,258,756       179       5,602,800       3,378       3,655,956
       9/96   24.250     20.250     23.375       3,869       7,469,007       179       3,595,384       3,690       3,873,623
      10/96   24.625     23.375     24.125       2,726       4,698,291        94       2,065,895       2,632       2,632,396
      11/96   25.375     22.500     24.625       2,882       6,236,970       121       3,277,532       2,761       2,959,438
      12/96   25.125     22.625     23.563       2,882       5,278,459        89       2,208,235       2,793       3,070,224
       1/97   25.125     23.500     24.750       2,945       5,471,173       115       2,606,600       2,830       2,433,415


Copyright 1997 The Nasdaq Stock Market, Inc. All rights reserved. 2 12/17/97 2:07:43 PM

                                                        TRADE HISTORY - MONTHLY

Nasdaq Online-TM-

                                                           Sources: Nasdaq, IDC


MCCRK - McCORMICK & COMPANY INC - COMMON STOCK

       START DATE: 11/1/94    END DATE: 11/1/97

                                                 Total           Total     Block           Block   Non-Block       Non-Block
                High        Low      Close      Trades          Volume    Trades          Volume      Trades          Volume

Summary       27.375     17.750     26.500     107,842     224,948,693     4,754     103,955,285     103,088     110,844,446
Average           --         --         --       3,081       6,079,694       136       2,970,151       2,945       3,182,943


       2/97   25.375     23.250     23.625       2,340       4,653,773       113       2,519,350       2,227       2,062,494
       3/97   25.250     22.625     24.500       2,964       5,210,684       118       2,163,260       2,846       3,047,424
       4/97   24.625     23.250     23.625       2,109       4,105,302       106       2,000,401       2,003       2,049,435
       5/97   26.875     23.625     26.125       3,418       5,516,126       127       2,497,352       3,291       3,018,774
       6/97   27.000     24.625     25.250       3,422       7,804,402       180       4,133,229       3,242       3,671,173
       7/97   26.250     24.250     26.000       3,002       4,562,200        93       1,609,550       2,909       2,952,650
       8/97   26.500     23.250     23.625       2,783       4,635,782       107       1,940,115       2,676       2,695,667
       9/97   25.000     23.500     24.063       3,209       8,730,541       188       5,284,972       3,021       3,445,569
      10/97   25.750     22.750     25.000       3,775       5,083,916        88       1,266,150       3,687       3,817,766
      11/97   27.375     24.500     26.500       2,871       5,000,133       113       2,394,960       2,758       2,605,173



Copyright 1997 The Nasdaq Stock Market, Inc. All rights reserved.       3
12/17/97 2:07:43 PM




Dividends Paid Per Share
1993          $.44
1994          $.48
1995          $.52
1996          $.56
1997          $.60


                       McCormick & Company, Incorporated
                            Directors and Officers

                         [photo of Board of Directors]

Board of Directors

Executive Committee
     Charles P. McCormick, Jr.
     Robert J. Lawless
     Robert G. Davey
     Carroll D. Nordhoff

Dr. James J. Albrecht*

James S. Cook+D
  Former Executive in Residence
  College of Business Administration
  Northeastern University

Dr. Freeman A. Hrabowski, III+
  President
  University of Maryland Baltimore County

George V. McGowanD
  Chairman of the Executive Committee
  Baltimore Gas and Electric Company

Robert W. Schroeder
  Vice President & General Manager
  McCormick/Schilling Division

William E. Stevens+D
  Executive Vice President
  Mills & Partners

Karen D. Weatherholtz

Corporate Officers
  Charles P. McCormick, Jr.
    Chairman of the Board
  Robert J. Lawless
    President & Chief Executive Officer
  Susan L. Abbott
    Vice President - Regulatory & Environmental Affairs
  J. Allan Anderson
    Vice President & Controller
  Allen M. Barrett, Jr.
    Vice President - Corporate Communications
  Robert G. Davey
    Executive Vice President & Chief Financial Officer
  Dr. Hamed Faridi
    Vice President - Research & Development
  Randall B. Jensen
    Vice President - Operations Resources
  Christopher J. Kurtzman
    Vice President & Treasurer
  Roger T. Lawrence
    Vice President - Quality Assurance
  C. Robert Miller, II
    Vice President - Management Information Systems
  Carroll D. Nordhoff
    Executive Vice President
  Robert C. Singer
    Vice President - Acquisitions & Financial Planning
  Robert W. Skelton
    Vice President, General Counsel & Secretary
  Karen D. Weatherholtz
    Vice President - Human Relations
  W. Geoffrey Carpenter
    Assistant Secretary & Associate General Counsel
  David P. Smith
    Assistant Treasurer
  Gordon M. Stetz, Jr.
    Assistant Treasurer - Financial Services

+Audit Committee Member
D Compensation Committee Member
*Retired January 1, 1998

                              We Flavor Your World

                              McCormick Worldwide

U.S.A.

Consolidated Operating Units

Food Service Group
Hunt Valley, Maryland
F. Christopher Cruger
Vice President & General Manager

McCormick Flavor Division
Hunt Valley, Maryland
Howard W. Kympton, III
Vice President & General Manager

  McCormick Ingredients
  Hunt Valley, Maryland

McCormick/Schilling Division
Hunt Valley, Maryland
Robert W. Schroeder
Vice President & General Manager

Setco, Inc.
Anaheim, California
Donald E. Parodi
President

Tubed Products, Inc.
Easthampton, Massachusetts
Alan D. Wilson
President


Affiliates

Signature Brands, L.L.C. (50%)
Ocala, Florida

SupHerb Farms (50%)
Turlock, California


Outside U.S.A.

Consolidated Operating Units

Global Food Ingredients Europe
Haddenham, England
Timothy J. Casey
Managing Director

McCormick Canada, Inc.
London, Ontario, Canada
Paul C. Beard
President

McCormick de Centro America, S.A. de C.V.
San Salvador, El Salvador
Arduino Bianchi
Managing Director

McCormick de Venezuela, C.A.
Caracas, Venezuela
Alberto Diaz
Managing Director

McCormick Foods Australia Pty. Ltd.
Clayton, Victoria, Australia
Bruce S. Galanter
Managing Director

McCormick (Guangzhou) Food Company, Ltd.
Guangzhou, China
Victor K. Sy
Managing Director

McCormick Ingredients Southeast Asia Private Limited
Jurong, Republic of Singapore
Hector Veloso
Managing Director

McCormick Pesa, S.A. de C.V.
Mexico City, Mexico
Robert E. Horn
President

McCormick S.A.
Regensdorf Z.H., Switzerland
Ernest Abouchar
Managing Director

McCormick U.K. plc
Haddenham, England
John C. Molan
Managing Director

McCormick Foodservice
Limited
Haddenham, England
Neville Beal
Managing Director

McCormick Glentham (Pty) Limited
Midrand, South Africa
John C. Eales
Managing Director

Oy McCormick Ab
Helsinki, Finland
John C. Molan
Chairman

Shanghai McCormick Foods Company, Limited (90%)
Shanghai, People's Republic of China
Victor K. Sy
President


Affiliates

AVT-McCormick Ingredients Limited (50%)
Cochin, India

McCormick de Mexico,
S.A. de C.V. (50%)
Mexico City, Mexico

McCormick Kutas Food Service Ltd. (50%)
Haddenham, England

McCormick-Lion Limited (49%)
Tokyo, Japan

McCormick Philippines, Inc. (50%)
Manila, Philippines

P.T. Kimballmas Sejati (50%)
Jakarta, Indonesia

P.T. McCormick Indonesia (50%)
Jakarta, Indonesia

P.T. Sumatera Tropical Spices (30%)
Padang, Sumatera, Indonesia

Stange (Japan) K.K. (50%)
Tokyo, Japan

Vaessen Schoemaker de Mexico, S.A. de C.V. (50%)
Mexico City, Mexico

                       McCormick & Company, Incorporated
                             Investor Information

Corporate Address and Telephone Number
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301

Stock Information
Traded Over-the-Counter,
NASDAQ National Market List
Symbol: MCCRK

                               Stock Dividend Dates - 1998
                               ---------------------------

                      Record Date       Payment  Date
                      -----------       -------------
                        3/31/98           4/13/98
                         7/2/98           7/14/98
                        10/1/98          10/13/98
                       12/31/98           1/22/99

There were more than 12,000 shareholders of record, 4,100 holders in McCormick's 401(K) plan for employees and an estimated more than 25,000 "street-name" beneficial holders whose shares are held in names other than their own, for example, in brokerage accounts.

Investor Services

For inquiries concerning shareholder records, stock certificates, dividends or dividend reinvestment, please contact Investor Services at the Corporate address or telephone:
  (800) 424-5855 or
  (410) 771-7537

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

  Another source of McCormick information is located on the Internet. Our web site is: http://www.mccormick.com

Missing or Destroyed Certificates or Checks
Shareholders whose certificates or dividend checks are missing or destroyed should notify Investor Services immediately so that a "stop" can be placed on the old certificate or check, and a new certificate or check can be issued.

Address Change
Shareholders should advise Investor Services immediately of any change in address. Please include the old address and the new address. All changes of address must be submitted in writing.

Transfer Agent and Registrar
Contact Investor Services at the Corporate address or telephone:
  (800) 424-5855 or
  (410) 771-7786

Multiple Dividend Checks and Duplicate Mailings
Some shareholders hold their stock in different but similar names (for example, as John Q. Doe and J. Q. Doe). When this occurs, it is necessary to create a separate account for each name. Even though the mailing addresses are the same, we are required to mail separate dividend checks and annual and quarterly reports for each account.

  We encourage shareholders to eliminate multiple dividend checks and mailings by contacting Investor Services and requesting an account consolidation.

  Shareholders who want to eliminate duplicate mailings but still receive multiple dividend checks and proxy material may do so by contacting Investor Services.

Dividend Reinvestment Plan
Shareholders may automatically reinvest their dividends and make optional cash purchases of stock through the Company's Dividend Reinvestment Plan, subject to limitations set forth in the Plan prospectus. A Plan prospectus and enrollment form may be obtained by contacting Investor Services at:
  (800) 424-5855 or
  (410) 771-7537

Trademarks

 Use of -Registered Trademark- or -TM- in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

This Report is printed on recycled paper.

[McCormick/Schilling product coupons valued at $3.00 and $1.50]

[World illustration from page 6, screened to produce subtle graphic]