Form 10-K, Exhibit 13
period 1998-11-30
MCCORMICK & CO INC
filed 1999-02-24
CIK 63754

                                                                     Exhibit 13

                                    [LOGO]


                                   McCormick
                                   & Company

                              COMMITTED TO GROWTH


                               1998 Annual Report

CONTENTS

Financial Highlights ......................................................    3
Letter to Shareholders ....................................................    5
Core Values ...............................................................    7
Report on Operations ......................................................    8
Management's Discussion and Analysis ......................................   12
Consolidated Statement of Income ..........................................   19
Consolidated Balance Sheet ................................................   20
Consolidated Statement of Cash Flows ......................................   21
Consolidated Statement of Shareholders' Equity ............................   22
Notes to Consolidated Financial Statements ................................   23
Report of Management ......................................................   31
Report of Independent Auditors ............................................   31
Historical Financial Summary ..............................................   32
Directors and Officers ....................................................   33
McCormick Worldwide .......................................................   34
Investor Information ......................................................   Inside back cover


              [LOGO]

OUR MISSION

The primary mission of McCormick & Company is to profitably expand its worldwide leadership position in the spice, seasoning and flavoring markets.

THE ANNUAL MEETING WILL BE HELD AT 10 A.M., WEDNESDAY, MARCH 17, 1999, AT MARRIOTT'S HUNT VALLEY INN, 245 SHAWAN ROAD (EXIT 20A OFF I-83 NORTH OF BALTIMORE), HUNT VALLEY, MARYLAND 21031.

THE COMPANY

                                    [PHOTO]

McCormick brand vanilla bottle and vanilla beans
CAPTION READS: THE SCENT FOR THIS YEAR'S ANNUAL REPORT IS VANILLA.

When people hear the name McCormick, they think of the spices they use every day. Indeed, we are the world's largest spice company. Yet, the Company is also the leader in the manufacture, marketing and distribution of not only spices but seasonings and flavors to the entire food industry - to foodservice and food processing businesses as well as to retail outlets. In addition, our packaging group manufactures and markets specialty plastic bottles and tubes for food, personal care and other industries. McCormick products are sold in about 100 countries. How do we oversee this complex business from the growing fields to the consumer purchase? It all starts with Multiple Management, an enlightened business philosophy and system of participative management begun in 1932. Multiple Management fosters the power of people by encouraging participation at all levels of employment and sharing the rewards of success. This interaction of people is instrumental in shaping our Corporate culture. Combined with EVA, a primary indicator to measure performance, Multiple Management enhances our strengths and helps us better use resources to create greater shareholder value. Founded in 1889, McCormick has 7,600 employees. Many are shareholders. They are the ones who flavor your world.

                               A TASTE FOR GROWTH
                            THE ODDS ARE GREAT THAT
                    AT NEARLY EVERY EATING OCCASION YOU WILL
                              CONSUME A McCORMICK
                                PRODUCT, WHETHER
                              IN YOUR KITCHEN, AT
                               RESTAURANTS OR AS
                                 INGREDIENTS IN
                               NUMEROUS PACKAGED
                                     FOODS.

[Photo]

four prepared food shots with the following products: Golden Dipt Cocktail Sauce and Shrimp & Crab Boil, Gourmet Chili Powder and core line Hot Mexican Style Chili Powder
Caption: A TASTE FOR GROWTH THE ODDS ARE GREAT THAT AT NEARLY EVERY EATING
         OCCASION YOU WILL CONSUME A MCCORMICK PRODUCT, WHETHER IN YOUR KITCHEN, AT RESTAURANTS OR AS INGREDIENTS IN NUMEROUS PACKAGED FOODS.

FINANCIAL HIGHLIGHTS

for the year ended November 30 (MILLIONS EXCEPT PER SHARE DATA)

                                                      1998          1997  % Change
---------------------------------------------------------------------------------
Net sales                                      $   1,881.1   $   1,801.0      4.4
Operating income (1)                                 182.8         170.8      7.0
Net income (2)                                       103.8          98.4      5.5
---------------------------------------------------------------------------------
Earnings per share - diluted                   $      1.41   $      1.30      8.5
Dividends paid per share                               .64           .60      6.7
Market price per share - close                       33.38         26.50     26.0
Average shares outstanding - diluted                  73.8          75.9     (2.8)
---------------------------------------------------------------------------------
Economic value added (EVA) (3)                 $      33.1   $      23.4     41.5


(1) Includes restructuring charges (credits) of $2.3 in 1998 and $(3.2) in 1997.
(2) Includes after-tax restructuring charges (credits) of $1.5 in 1998 and $(2.0) in 1997 and income from discontinued operations, net of taxes of $1.0 in 1997.
(3) An "EVA" mark is owned by Stern Stewart & Co. McCormick defines economic value added as net income from operations, excluding interest, in excess of a capital charge for average capital employed.





Financial Highlights

NET SALES (CONTINUING OPERATIONS)
IN BILLIONS

       [GRAPH]


Net Sales (CONTINUING OPERATIONS)
1998                        1,881.1
1997                        1,801.0
1996                        1,732.5
1995                        1,691.1
1994                        1,529.4

NET INCOME

- AS REPORTED
- EXCLUDING RESTRUCTURING, DISCONTINUED
  OPERATIONS AND EXTRAORDINARY ITEMS

  IN MILLIONS

       [GRAPH]



                                             Before impact of
                                         restructuring, discontinued
                   As reported         operations & extraordinary items
                   -----------         --------------------------------
1998                  103.8                         105.3
1997                   98.4                          95.4
1996                   41.9                          83.1
1995                   97.5                          84.5
1994                   61.2                          88.8


EARNINGS PER SHARE - DILUTED

- AS REPORTED
- EXCLUDING RESTRUCTURING, DISCONTINUED
  OPERATIONS AND EXTRAORDINARY ITEMS

       [GRAPH]



                                             BEFORE IMPACT OF
                                         RESTRUCTURING, DISCONTINUED
                   AS REPORTED         OPERATIONS & EXTRAORDINARY ITEMS
                   -----------         --------------------------------
1998                  $1.41                         1.43
1997                  $1.30                         1.26
1996                  $0.52                         1.03
1995                  $1.20                         1.04
1994                  $0.75                         1.09


DIVIDENDS PAID PER SHARE
DIVIDENDS HAVE BEEN PAID EVERY YEAR
SINCE 1925.

       [GRAPH]


DIVIDENDS PAID PER SHARE
1998                  $0.64
1997                  $0.60
1996                  $0.56
1995                  $0.52
1994                  $0.48

ECONOMIC VALUE ADDED
IN MILLIONS

       [GRAPH]


EVA
1998                  33,147
1997                  23,421
1996                 (44,641)
1995                  (3,700)

MARKET CAPITALIZATION
IN BILLIONS

       [GRAPH]


Market Capitalization (BILLIONS)
1998                  2.42
1997                  1.96
1996                  1.93
1995                  1.92
1994                  1.54

                                 DIVERSITY AND
                   TEAMWORK ARE ESSENTIAL PARTS OF A COMPANY
                               CULTURE DRIVEN TO
                              QUALITY, PERFORMANCE
                                  AND SERVICE.

[Photo]

four people in front of Meal Idea Center
Caption: Diversity and teamwork are essential parts of a company culture driven to quality, performance and service.

LETTER TO SHAREHOLDERS


                                    [PHOTO]

photo of two people
Caption: CHARLES P. MCCORMICK, JR., CHAIRMAN OF THE BOARD (LEFT) AND ROBERT J.
         LAWLESS, PRESIDENT & CEO.


     We are pleased to report another year of improved financial results. Earnings per share were up 8.5 percent, and sales increased 4.4 percent over 1997. Despite global economic uncertainties, our Consumer and Food Service businesses had excellent results, with significant distribution gains in key markets. Like most multinational corporations, McCormick experienced the sharp downturn in Asian and Latin American economies. But our business is strong, and we are weathering these storms and building for the future with confidence.

     As a continuing indication of this confidence, your Board of Directors approved a 6 percent increase in the regular quarterly cash dividend. McCormick has paid dividends every year since l925 and has increased dividends 380 percent over the past 10 years. In addition, 9 million shares have been repurchased under the 10 million share authorization. This program is expected to be completed by mid-1999.

                  MCCORMICK FLAVOR DIVISION EMPLOYEES:
                  (FRONT) FRIEDA THOMAS, (LEFT TO RIGHT)
                  BOB TRAMONTANA, TINA YAU, TIM SHAFFREY.

     Our U.S. Consumer business enjoyed a superior year, strengthening our leadership position in the spice and seasoning areas. We are encouraged by the success of Quest, a program initiated in 1997 to improve branded product sales by lowering shelf prices and developing more efficient marketing and advertising programs. It is our belief that Quest will create an enhanced price/value relationship for the consumer. As prices come down, consumers have increased their purchases of branded spices and seasonings. We benefit, our customers benefit and consumers benefit by receiving better value. It is anticipated that Quest will further enhance sales growth in our core spice category which some have written off as flat.

     During the year, we gained significant new distribution in the traditional grocery store channel. Additionally, the consumer response from our relaunch of the dry seasoning mix line achieved solid double-digit sales gains.

     The Food Service Group in the U.S., serving foodservice distributors, national restaurant accounts and membership warehouse clubs, had its best performance to date and continues as the market

                                    [PHOTO]

Montreal Chicken Seasoning
Caption: CLUB HOUSE-Registered Trademark- IS THE BRAND OF CHOICE IN CANADA.

leader. We were successful in gaining significant new share in the warehouse club and broadline foodservice distributor markets.

     Our Industrial business, supplier of ingredients to major food processors, had disappointing results in 1998. We incurred a number of raw material cost increases which, together with competitive pricing, reduced margins. As these cost pressures moderate, better results are expected for 1999. Last spring, we created a Global Industrial Group to better serve current multinational customers and improve our focus on emerging areas for growth. Headed by Robert
G. Davey, former Chief Financial Officer and past head of our Canadian operation, this Group has created a new Global Restaurant Division to serve large national and international restaurant chains. Also reporting to Mr. Davey are Frito Worldwide and the McCormick Flavor Division in the U.S. This reorganization is designed to keep pace with worldwide growth opportunities.

     The economic downturn in the Asian marketplace contributed to a difficult year for our Packaging business, which manufactures tubes and bottles for food, personal care and other industries. Lower demand by customers who sell cosmetics and other products caused notable sales shortfalls. We anticipate a modest improvement in 1999.

     International operations experienced inconsistent performance in 1998. On the upside, consumer business in the U.K., Canada and Australia benefited from strong sales. A new product launch in the U.K., Make It Fresh-TM-, received extraordinary consumer acceptance. In Australia, we acquired the Keen's-Registered Trademark- brand of mustards and seasonings and gained market share with our Aeroplane-Registered Trademark- and Produce Partners-Registered Trademark- brands. In Canada, expanded distribution and new product launches were instrumental in achieving solid results. On the downside, in Mexico, where we enjoy a strong market presence in several categories, we experienced a less than satisfactory performance due to economic softness and a weakened peso. Likewise, our Venezuelan operation suffered from severe economic recession. Expecting the conditions in Venezuela to continue into 1999 and beyond, we ceased production operations there and initiated a licensing agreement with a Venezuelan-based food company to market under our McCormick name.

     Japanese joint ventures also suffered from the economic woes in the Asian region. Sales shortfalls in both consumer and industrial ventures were due to lower discretionary income in Japan. We are working hard to find avenues of opportunity to improve our position in the current economic environment.

     McCormick was not immune to the extreme volatility that many U.S. companies faced in the foreign currency markets. While negatively impacting earnings in 1998, these fluctuations are a temporary issue that will balance out over time.

     For more than a century, the Company has provided the taste you trust based on high quality, consistency

                                    [GRAPH]


     TOTAL SHAREHOLDER RETURN
     REPRESENTS SHARE PRICE APPRECIATION PLUS REINVESTED DIVIDENDS

     -   McCormick
     O   S&PFood Products Index
     X   S&P500 Stock Index


DATE       MCCORMICK   S&P FOODS   S&P 500 INDEX
11/30/88   100.0       100.0       100.0
11/30/89   185.57      131.59      130.77
11/30/90   174.11      139.85      126.26
11/29/91   317.27      179.37      151.87
11/30/92   445.11      203.21      179.87
11/30/93   369.65      183.39      197.96
11/30/94   308.89      188.02      200.03
11/30/95   393.41      235.84      273.91
11/29/96   420.20      291.90      350.18
11/28/97   463.45      384.83      450.01
11/30/98   595.83      425.30      556.49



     ASSUMES $100 INVESTED ON DECEMBER 1, 1988 IN MCCORMICK COMMON STOCK, S&P 500 STOCK INDEX AND S&PFOOD PRODUCTS INDEX.

and outstanding service. Our past success and future potential are rooted in the strength of the McCormick name, and we now experience a 95 percent brand awareness rating in the U.S. Our leadership role in the food industry ensures that you will enjoy a McCormick product at nearly every eating occasion. Grocery store aisles present more than 700 well-known products from major processors that rely on McCormick for seasoning or flavor.

     Key strategies include streamlining and simplifying Company operations, improving underperforming units, increasing margins, and growth through new customers, products and acquisitions in the U.S. and selected international markets. We will maximize research and development (R&D) capabilities and build world-class information systems. We continue to manage with an economic value added (EVA) focus not only in daily operations but also in the acquisition and capital expenditure decision process. With well-known brands, prioritized strategies, innovation and a strong desire to succeed, McCormick will outdistance the competition, resulting in our accelerated growth and increased shareholder value.

     During the year, our management team was strengthened when Francis A. Contino, former Managing Partner, Ernst & Young LLP Baltimore office, was named Executive Vice President, Chief Financial Officer and member of the Board and Executive Committee. Additionally, Paul C. Beard was appointed Vice President & General Manager of the McCormick Flavor Division in the U.S. Alan D. Wilson became President of McCormick Canada, Inc., and Harvey W. Casey succeeded Mr. Wilson as President of Tubed Products, Inc. Robert C. Singer was named Vice President & Chief Financial Officer of the Global Industrial Group, and Gordon
M. Stetz, Jr. was elected Vice President-Acquisitions and Financial Planning.

     In November, James T. Brady, former Secretary of the Maryland Department of Business and Economic Development, and Edward S. Dunn, Jr., former President of Harris Teeter, Inc., were elected to the Board of Directors to replace James S. Cook and George V. McGowan, who will be retiring. We thank them for their many years of outstanding service to our Company.

     Management is extremely excited and motivated about McCormick's prospects and opportunities. Together with a winning attitude, a sense of accountability and the dedication of each and every employee, we are confident of future success that will create increased shareholder value and strengthen our position among the top performers in the food industry. We will accept nothing less.


/s/ Charles P. McCormick, Jr.
Charles P. McCormick, Jr.
CHAIRMAN OF THE BOARD


/s/ Robert J. Lawless
Robert J. Lawless
PRESIDENT & CHIEF EXECUTIVE OFFICER

           OUR CORE
            VALUES


          WE BELIEVE:
        - OUR PEOPLE ARE
       THE MOST IMPORTANT
       INGREDIENT TO OUR
            SUCCESS.
       - IN CONTINUOUSLY
ADDING VALUE FOR OUR SHAREHOLDERS.
      - CUSTOMERS ARE THE
        REASON WE EXIST.
      - IN DOING BUSINESS
    HONESTLY AND ETHICALLY.
          - IN FOCUSED
      ACHIEVEMENT OF GOALS
         AND OBJECTIVES
       THROUGH TEAMWORK.

WE WILL FOREVER BE INDEBTED TO CHAIRMAN CHARLES P. (BUZZ) MCCORMICK, JR. FOR RETURNING IN 1995 TO PROVIDE LEADERSHIP DURING OUR TURNAROUND. HIS PRAGMATIC APPROACH AND ABILITY TO FOCUS ON KEY PRIORITIES ENABLED OUR RETURN TO GROWTH. BUZZ JOINED THE COMPANY FULL TIME IN 1949 AND WAS ELECTED TO THE BOARD IN 1955. HE RETIRES THIS SPRING HAVING LED MCCORMICK THROUGH SOME OF ITS MOST IMPORTANT AND SUCCESSFUL YEARS. WE ARE GRATEFUL FOR HIS TIME, ENERGY AND DEVOTION. ON BEHALF OF OUR CUSTOMERS, SHAREHOLDERS AND THOUSANDS OF FELLOW EMPLOYEES, WE SAY, "THANK YOU, BUZZ!"

REPORT ON OPERATIONS


1998 FINANCIAL HIGHLIGHTS

McCormick maintained a course for accelerated growth in 1998 despite difficult global economic conditions. Net sales for the year reached $1.9 billion, an increase of 4.4 percent over 1997. Increased net income combined with our share repurchase program raised diluted earnings per share 8.5 percent to $1.41. EVA, our measure of shareholder value, was $33.1 million in 1998.

CONSUMER BUSINESS WORLDWIDE

McCormick's consumer business has consolidated operations in the U.S., Canada, El Salvador, United Kingdom, Switzerland, Finland, Australia and China. The Company has consumer joint ventures located in the U.S., Mexico, Philippines and Japan. Consolidated net sales for McCormick's consumer businesses worldwide grew
3.8 percent in 1998 over 1997. Consumer joint venture sales increased 2 percent.

                                    [PHOTO]

three foil packs
Caption: A BROAD LINE OF NEW SEASONING MIXES IN THE UNITED KINGDOM HAS MET
         WITH GREAT SUCCESS IN THE MARKETPLACE.


U.S. CONSUMER

McCormick's U.S. Consumer business, our oldest and largest, is dedicated to the manufacture and sale of consumer spices, herbs, extracts, proprietary seasoning blends, sauces and marinades, selling under the brand names McCormick-Registered Trademark-, Schilling-Registered Trademark-, Produce Partners, Golden Dipt-Registered Trademark-, Old Bay-Registered Trademark- and Mojave-Registered Trademark-.

In 1997, we launched the Quest program, a pricing and promotional initiative between McCormick and the customer with the aim of growing sales. Quest involves pricing most of our best-selling spice items and all of our dry seasoning mixes (DSM) to the customer net of discounts and allowances with the objective of increasing consumer sales. Using McCormick's category management capabilities, we are working with our customers to reach a competitive consumer price point delivering enhanced value for our branded products and benefiting both our customers and consumers. At year end, nearly 50 percent of sales to our U.S. customers were invoiced under Quest, with another 25 percent targeted for conversion in 1999. This effort was complemented by promotions and advertising targeted at potential high growth items, such as Grill Mates-Registered Trademark-, through a combination of couponing, sampling and media advertising during key selling periods. Resulting sales for the last three quarters of 1998 show unit growth in McCormick and Schilling branded products significantly outperforming the category growth as measured by store scanner data. Encouraged by these initial results, we continue to actively roll out the Quest program in 1999.

Growth was likewise achieved in the U.S. with our DSM relaunch. Rolled out in 1998, this program's key elements include package redesign, new product flavors, formula improvements, in-store merchandising and promotion and advertising support. The merchandising of these products includes a section header, "Meal Idea Center," color-coded sections for pasta, beef, chicken and other products, along with point-of-sale materials. In the first half of 1998, new products and packaging began to gain placement. Promotion and advertising support moved into full gear during the fourth quarter by combining magazine, television, radio, couponing and sampling to reach 95 percent of our target audience an average of more than 18 times. By fiscal year end, about one-third of our customers had implemented key elements of the Meal Idea Center, and store scanner data showed that McCormick and Schilling brand products are now outperforming the category in this product line.

     Our quality products, high service level and strong brand recognition together with these new marketing initiatives were instrumental in gaining new distribution such as Ahold USA, a major food retailer, early in 1998. Our leadership position is evident since we are the primary spice supplier to 16 of the top 20 retail and wholesale customers.

INTERNATIONAL CONSUMER

                                    [PHOTO]

Pepper Supreme-TM-
Caption: THIS NEW FOOD SERVICE BLEND IS CAPITALIZING ON THE CURRENT HOT AND
         SPICY FOOD TRENDS.


     In the United Kingdom, we continue to be the market leader with sales of our Schwartz(R) brand reaching an all-time high. Consumers reacted favorably to "Make It Fresh," a new line of 11 different seasonings and flavorings for vegetables and fruit dishes. The line has exceeded sales expectations and is the most successful product launch in recent McCormick history. Potato Wedges, 1997's highly successful new product, maintained its position as the unit brand leader in the growing potato seasoning market.

                                    [PHOTO]

two people in front of computer bank
Caption: SENSORY ANALYSIS IS ONE OF MANY CREATIVE AND TECHNICAL SUPPORT
         SERVICES PROVIDED BY EMPLOYEES AT OUR R&D FACILITIES AROUND THE WORLD.
         SHOWN: (SEATED) REBECCA NORWAT, (STANDING) JULIE ADAMS.


     In Canada, new distribution gains in 1998 now make our Club House spice line available in most retail food locations. A successful product launch of Bag 'n Season(R) in western Canada helped fuel growth, and this popular product line was introduced into Ontario in late 1998. A comprehensive ad campaign, begun in late 1998 and continuing through mid-1999, will build brand awareness in Ontario, one of McCormick Canada's most significant markets.

     In Australia, sales were accelerated with increased distribution, new product launches and marketing support. The U.S. Produce Partners line has met with success in Australia, and the well-known Aeroplane brand gained additional market share.

GLOBAL INDUSTRIAL

     Net sales for McCormick's Industrial and Food Service businesses grew 8.8 percent in 1998. Our Industrial flavor and seasoning business supplies ingredients to a significant majority of the top 100 food processors and restaurant chains worldwide. While the McCormick name may not be on the food package, our flavor is in a wide range of snack foods, desserts, beverages, confectionery items, cereals, baked goods and more. Our Food Service business supplies spices, seasonings and other food ingredients, both direct and through distributor networks, to restaurants, warehouse clubs and institutions worldwide. During 1998, a number of our major customers designated McCormick as a select supplier and/or awarded us with supplier excellence recognition.


                                    [PHOTO]

Oriental Vegetable Stir Fry
Caption: THE PRODUCE PARTNERS LINE HAS MET WITH SUCCESS IN BOTH AUSTRALIAN AND
         U.S. MARKETS.

     In May 1998, we formed the Global Industrial Group. This organizational change to the Industrial business on a worldwide basis provides a management structure designed to meet several critical objectives. First, it more closely aligns our organization with that of our global customers, facilitating worldwide product development and coordinating marketing and product consistency. Second, our purchasing, production and distribution can be optimized across McCormick's regional operations. Finally, we can better focus attention and resources on emerging areas for growth. As a further refinement to this structure, a Global Restaurant Division has been formed to provide specific focus on this important part of our business.

     The Industrial flavor and ingredient businesses achieved sales growth in 1998. We were particularly pleased with our success in the higher margin flavor ingredients and increased acceptance of newly developed flavors for beverage and dairy use. In the U.K., a new range of products was developed for a major global restaurant chain. We began to expand our Australian plant to accommodate new business and support key global customers. In China, we had improved results from our Guangzhou industrial facility which serves major fast food chains.

     Our Industrial business was unfavorably impacted by higher raw material prices, particularly pepper. Margins were reduced in 1998 as competitive pricing pressure limited our ability to recover cost increases through pricing actions. As we enter 1999, selected price adjustments are in place, and we expect raw material cost increases to moderate.

     The Food Service business had a strong year in the U.S. and Canada, with accelerated growth through existing and new channels of distribution. Increased demand for our branded products and culinary support services in restaurant and non-commercial foodservice operations continues to fuel growth. The year was highlighted by significant new business gains in the distributor and membership warehouse club segments of foodservice. During 1998, Costco, a leading U.S.-based membership warehouse club, awarded McCormick its total spice and seasoning volume for the U.S., Canada and Mexico.

     With the new organization, focused R&D capabilities, broad customer base and improving raw material situation, the Industrial Group is well positioned for growth in 1999.

PACKAGING

     The Packaging business reported a net sales decline of 11.7 percent. McCormick's Packaging Group manufactures and markets plastic bottles and tubes for food, personal care and other industries. Declining sales by our customers who market in Asia impacted our sales of plastic tubes and bottles. There was also softness in demand for skin-care

                                    [PHOTO]

two bouillon packets
Caption: BOUILLON HAS BEEN ADDED RECENTLY TO EL SALVADOR'S PRODUCT OFFERINGS.

                                    [PHOTO]

two foil packs
Caption: AN EXTENSIVE ARRAY OF COLOR-CODED PACKAGES MAKES IT EASY FOR CONSUMERS
         TO PREPARE A WIDE VARIETY OF FLAVORFUL FOODS.

products, a major use of our packaging. A modest improvement in sales is expected in 1999.

     We closed our Tubed Products plant in New Jersey and consolidated all plastic tube manufacturing in our Massachusetts plant and the newly constructed facility in Oxnard, California, which will result in lower manufacturing and distribution costs.

COMMITTED TO GROWTH

     McCormick has created a platform for growth in 1999 and beyond. We are making fundamental changes in the U.S. Consumer business to reach an improved price/value relationship for the consumer in the grocery channel. Globally, our promotion, advertising and new products programs are resulting in market share gains and, in some areas, product category growth. The newly organized Global Industrial Group is poised for improved sales growth and improved margins.

     We have several key strategies for the future. McCormick has an active program to improve margins in each of our operations worldwide. Our inventory process from procurement to distribution is undergoing a comprehensive review, with the objective of improvements at each step. We continue to search for innovative means to manage cost, reduce volatility and offset raw material fluctuations. Streamlining and simplifying operations is also a priority. While McCormick's systems are well positioned for the year 2000, opportunities exist beyond these compliance steps that will yield operational benefits. World-class information systems development is one area targeted. There are additional opportunities to improve efficiencies in our supply chain and in our R&D capabilities worldwide.

     We also plan to improve underperforming units. In the fourth quarter, in response to economic uncertainty and poor performance in Venezuela, we discontinued our manufacturing operations and signed a new licensing agreement with a Venezuelan firm, Alfonzo Rivas & Cia, to market McCormick products in that country. We will continue to evaluate our business portfolio and act decisively when operations do not meet our financial objectives.

     Finally, growth through new customers, new products and acquisitions in the U.S. and selected international markets is fundamental to continued improvement in shareholder value. Our Consumer and Industrial businesses continue to gain distribution and develop new products. We are also reviewing acquisition opportunities to profitably build on our core food businesses. Together, these strategies will provide McCormick with a competitive advantage and deliver superior results.

                                    [PHOTO]

Bag 'n Season advertisement
Caption: PRINT AND BROADCAST ADVERTISING INFORM CONSUMERS THAT OUR CONVENIENT
         AND FLAVORFUL PRODUCTS FIT THE FAST-PACED LIFESTYLES OF TODAY.

MANAGEMENT'S DISCUSSION AND ANALYSIS


     For 1998, the Company reported net income of $103.8 million or $1.41 of diluted earnings per share compared to $98.4 million or $1.30 of diluted earnings per share in 1997. Excluding the impact of adjustments to restructuring reserves, discontinued operations and the discontinuance of manufacturing operations in Venezuela, net income on a comparable basis was $105.3 million or $1.43 of diluted earnings per share in 1998 compared to $98.4 million or $1.30 of diluted earnings per share last year.

     The increase in income as compared to 1997 was primarily due to increased sales and income in the U.S. food business. In 1998, the U.S. food business recorded an 8.5% sales increase and a comparable operating income increase due to improved performance in the branded dry seasoning mix (DSM) and spice and herb businesses and distribution gains announced earlier this year. Unfavorable currency exchange rates in a number of foreign markets, weakness in the Packaging business and raw material pricing pressures negatively impacted 1998.

RESULTS OF OPERATIONS
1998 COMPARED TO 1997

     Sales from consolidated operations increased 4.4% to $1.9 billion in 1998. The combined effects of price and product mix increased sales by 3.4% as compared to 1997, while unit volume increased 1.8%. The effect of foreign currency exchange rate changes, primarily in our Australian and Canadian operations, decreased sales by .9% when compared to 1997. Net sales improvements, which were realized in all major operating groups except the Packaging business, were primarily due to a combination of price and mix changes and volume increases in the U.S. food business. Net sales increases in our U.S. Consumer business were primarily product mix related and were favorably impacted by improved performance in the branded DSM and spice and herb businesses. Growth initiatives, including the relaunch of the DSM line and the Quest marketing program, contributed to this success. Although volumes for the U.S. Consumer business were up only slightly for the year, distribution gains announced during the first half of 1998, combined with these growth initiatives, resulted in higher volume growth during the last six months of the year. The Food Service business in the U.S. was favorably impacted by volume growth, principally due to new distribution. Product price changes, primarily to cover raw material cost increases, increased net sales in the U.S. Industrial business. Weak demand for customers' products in Asian countries as well as general market softness, principally for plastic tubes, contributed to volume declines in the Packaging business. Sales increases within Europe were the result of a combination of favorable price and product mix changes and currency exchange translations.

Sales from unconsolidated operations in 1998 were down slightly versus 1997. Increases in sales from Signature Brands and our Mexican joint venture were offset by decreases due to foreign currency translation, primarily at the Company's Japanese affiliates.

                                     [PHOTO]

montage of three products
Caption: MCCORMICK PRODUCTS, LIKE OLD BAY, AEROPLANE JELLY AND SALAD SUPREME,
         ARE ESSENTIAL INGREDIENTS IN KITCHENS AROUND THE WORLD


(MILLIONS)                                     SALES
--------------------------------------------------------------------------------
                                     1998        1997      1996    1998      1997
Americas
  Consumer                     $    623.7 $    596.4 $    621.5     4.6%    (4.0)%
  Industrial & foodservice          662.1      601.2      549.7    10.1      9.4
Europe
  Consumer                          203.9      200.3      197.0     1.8      1.7
  Industrial & foodservice          144.6      138.7      124.0     4.3     11.9
Asia/Pacific
  Consumer                           44.5       43.2       36.2     3.0     19.3
  Industrial & foodservice           43.5       41.3       34.1     5.3     21.1
Packaging                           158.8      179.9      170.0   (11.7)     5.8
--------------------------------------------------------------------------------
                               $  1,881.1 $  1,801.0 $  1,732.5     4.4%     4.0%
--------------------------------------------------------------------------------

                            SALES INCREASE ANALYSIS
                                                              1998           1997
--------------------------------------------------------------------------------
Volume change                                                 1.8%           2.6%
Price and mix change                                          3.4            1.4
Foreign currency change                                       (.9)            .4
Other changes (1)                                              .1            (.4)
--------------------------------------------------------------------------------
                                                              4.4%           4.0%
--------------------------------------------------------------------------------

(1) Includes business acquisitions and the disposal of businesses which are not accounted for as discontinued operations.

     Operating income as a percentage of net sales, excluding restructuring, increased to 9.8% in 1998 from 9.3% in 1997.

     Gross profit as a percentage of net sales decreased to 34.5% in 1998 from 34.9% in 1997. Raw material pricing pressures, primarily for black pepper, were felt throughout the Company. Product and customer mix issues negatively impacted margins within the U.S. Industrial and Food Service businesses, while decreased volume in the Packaging business reduced efficiencies. Margins were also negatively impacted, primarily in Australia and Canada, by adverse foreign exchange effects on raw material costs. These were partially offset by continued gross profit improvements in the U.S. Consumer business due to a favorable product mix.

     Selling, general and administrative expenses were higher in 1998 than 1997 on a dollar basis, but were down slightly as a percentage of sales. The dollar increase is mainly due to increased promotional and advertising spending within the U.S. Consumer business, partially offset by lower earnings-based employee compensation costs.

     Interest expense was up slightly in 1998 versus 1997 as higher average debt levels were partially offset by lower interest rates.

     Other (income) expense decreased in 1998 as compared to 1997. Income from the three-year non-compete agreement with Calpine Corporation, entered into as a part of the 1996 sale of Gilroy Energy Company, Inc., decreased to $7.0 million in 1998 from $8.0 million in 1997. This income will decrease to $4.6 million in 1999, the final year of the agreement.

     The Company's effective tax rate was 36.0% in 1998 compared to 37.0% in 1997. This decrease was primarily due to various U.S. and international tax initiatives.

     Income from unconsolidated operations decreased in 1998 versus 1997 mainly due to our Mexican joint venture, which realized translation losses from the devaluation of the Mexican peso in accordance with hyper-inflationary accounting rules. It is anticipated that Mexico will no longer be considered a hyper-inflationary economy in 1999. The Company also experienced earnings declines in its Japanese joint ventures.

RESULTS OF OPERATIONS
1997 COMPARED TO 1996

     Sales from consolidated operations increased 4.0% to $1.8 billion, principally due to a combination of price and mix changes and unit volume increases. Sales improvement was experienced in all operating groups except the U.S. Consumer business. While underlying sales patterns in the grocery store showed some improvement in late 1997, the U.S. Consumer business experienced volume decreases, partially offset by the combined favorable effect of price and mix changes. Our Industrial and Food Service businesses within the U.S. experienced strong sales growth, mainly due to volume increases. Sales increases in Europe were the result of volume gains and favorable currency exchange translations. Volume and price increases fueled sales growth in the Asia/Pacific region. The Packaging business experienced increased sales, primarily due to a favorable combination of price and mix changes.

     Sales from unconsolidated operations increased 5.3% in 1997, due principally to sales from our Mexican joint venture and Signature Brands. Foreign exchange translations, primarily due to a weaker Japanese yen, had a negative effect on unconsolidated sales.

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

     Selling, general and administrative expenses were higher in 1997 than 1996 on a dollar basis, but were down slightly as a percentage of sales. The increase was mainly due to earnings-based employee compensation costs, additional resources to support our R&D program and increased information systems spending to allow the Company's systems to cope with the change to the year 2000. This increase was partially offset by decreases in promotional and advertising spending. Promotional spending was down due to the effect of lower U.S. Consumer sales on volume-based promotions combined with a shift to promotional programs which encourage more efficient spending activities. Advertising spending, while lower in 1997 than 1996 because of timing issues, was still higher than historical levels as the Company continued its focus on brand recognition.

     Interest expense increased $2.5 million in 1997 as compared to 1996, primarily as a result of increased borrowing to fund the Company's stock buyback program. Interest expense in 1996 excluded $11.2 million, which was reclassified to discontinued operations on the Consolidated Statement of Income. Total interest expense decreased $8.7 million in 1997 compared to 1996. The significant decrease in total interest was primarily due to reduced borrowing levels as a result of the sales of Gilroy Foods, Incorporated (GFI) and Gilroy Energy Company, Inc. (GEC) in 1996. See Notes to Consolidated Financial Statements for amounts and methods of allocations used.

     Other (income) expense increased $5.6 million in 1997 as compared to 1996. This increase was primarily due to income from a non-compete agreement relating to the sale of GEC, which totaled $8.0 million in 1997 versus $4.5 million in 1996.

     The Company recorded income tax expense on net income from continuing operations at an effective rate of 37.0% in 1997 compared to a rate of 38.7% in 1996. Excluding the effects of the restructuring, the Company's effective tax rate was approximately 35.5% for 1996. The effective tax rate increased in 1997 due to the favorable effect in 1996 of refunds of certain U.S. tax credits from prior years. In reclassifying the Consolidated Statement of Income for discontinued operations, income taxes were allocated to discontinued operations. See Notes to Consolidated Financial Statements for the amounts and methods of allocation used.

     Income from unconsolidated operations improved in 1997 compared to 1996 mainly due to improved results from our Mexican joint venture.

FINANCIAL CONDITION

     Continued strong cash flows from operations enabled the Company to fund operating projects and investments designed to meet our growth objectives, support the ongoing share repurchase program and maintain a manageable debt level.

     In the Consolidated Statement of Cash Flows, cash flows from operating activities decreased from $181.2 million in 1997 to $144.0 million in 1998.

Prepaid allowances increased as the Company added new distribution and completed numerous customer contract renewals in the first half of 1998. In addition, other accrued liabilities were negatively impacted by increased tax payments and lower earnings-based employee compensation costs.

     Investing activities used cash of $62.6 million in 1998 versus $46.7 million in 1997. Capital expenditures were greater than last year primarily due to the implementation of certain projects to support new distribution in the Consumer and Food Service businesses, growth from existing customers in the Industrial business and consolidation of facilities in our Packaging business. Acquisitions of businesses in 1998 included the purchase of a line of wet and dry mustards, curry powders and various meal lines in Australia and Canada which will be marketed under the Keen's and Rice-a-Riso-Registered Trademark- brand names.

     Financing activities used cash of $77.0 million in 1998 versus $145.2 million in 1997. In 1996, the Company began a repurchase program to buy back up to 10.0 million shares of the Company's outstanding stock from time to time in the open market. To date, 9.0 million shares have been repurchased under this program, of which 2.0 million were repurchased in 1998 and 4.5 million in 1997.

     Dividend payments increased to $46.9 million in 1998, up 3% compared to $45.5 million in 1997. Dividends paid in 1998 totaled $.64 per share, up from $.60 per share in 1997. In December 1998, the Board of Directors approved a 6% increase in the quarterly dividend from $.16 to $.17 per share. Over the last 10 years, dividends have increased 13 times and have risen at a compounded annual rate of 17%.

     The Company's ratio of debt to total capital was 51.6% as of November 30, 1998, up from 50.3% at November 30, 1997. The increase was due primarily to the effect of the stock buyback program.

     Management believes that internally generated funds and existing sources of liquidity are sufficient to meet current and anticipated financing requirements over the next 12 months.


DEBT TO CAPITAL
1998            51.6%
1997            50.3%
1996            47.1%
1995            55.5%
1994            54.6%


                                    [GRAPH]


CASH FLOWS FROM OPERATIONS
IN MILLIONS
                1998      1997      1996      1995      1994
Operating       144.0     181.2     201.7     59.4      72.5




CAPITAL EXPENDITURES            DEPRECIATION EXPENSE
    In Millions                     In Millions
1998        54.8                1998        49.9
1997        43.9                1997        43.9
1996        74.7                1996        57.9
1995        82.1                1995        56.3
1994        87.7                1994        56.8

BUSINESS RESTRUCTURING

     During the past several years, management has reassessed the global strategic direction of the Company and conducted a portfolio review of its business to increase focus on core businesses and improve its cost structure. As a result, the Company implemented restructuring plans to consolidate manufacturing facilities, reduce administrative staff and divest non-core businesses. The Company recorded restructuring charges of $70.4 million ($46.3 million after-tax or $.57 per share) and $58.1 million ($39.6 million after-tax or $.49 per share) in 1994 and 1996, respectively. In addition, there were charges directly related to the 1996 restructuring plan which could not be accrued at that time.

     In the fourth quarter of 1998, the Company completed these restructuring plans. Because the realignment of several overseas operations resulted in losses less than originally anticipated, the Company recorded a restructuring credit of $3.1 million in 1998. In addition, the Company incurred $1.9 million of restructuring charges in 1998 which could not be accrued in 1996, primarily related to costs to move equipment and personnel from a closed U.S. packaging plant. Concurrent with these activities, the Company discontinued its manufacturing operations in Venezuela, resulting in a restructuring charge of $3.5 million. Charges related to this initiative, which was completed in 1998, included $1.1 million for severance and personnel costs, $1.8 million for the writedown of assets to net realizable value and $.6 million for other exit costs. The credit for the completion of the restructuring plan, charges directly related to the restructuring plans which could not be previously accrued and the new initiative in Venezuela resulted in a net restructuring charge of $2.3 million($1.5 million after-tax or $.02 per share) in 1998.

     In the third quarter of 1997, the Company reevaluated its restructuring plans and recorded a restructuring credit of $9.5 million because the agreement in principle to dispose of an overseas food brokerage and distribution business was not consummated and several projects were completed with losses less than originally anticipated. The Company also recorded a restructuring charge of $5.7 million to streamline the food brokerage and distribution business and close a U.S. packaging plant. Including this additional restructuring charge, the credit for the restructuring plan reevaluation and charges directly related to the restructuring plans which could not be previously accrued, the Company recorded a net restructuring credit of $3.2 million ($2.0 million after-tax or $.03 per share) in 1997.

DISCONTINUED OPERATIONS

     On August 29, 1996, the Company sold substantially all the assets of Gilroy Foods, Incorporated (GFI) and Gilroy Energy Company, Inc. (GEC) for $263.3 million. Based on the settlement of contract terms, the Company recognized income from discontinued operations, net of income taxes of $1.0 million in 1997.

     The operating results of GFI and GEC for 1996 have been reclassified to discontinued operations. The sale of GEC also necessitated prepayment of an 11.68% non-recourse installment note, resulting in an extraordinary net loss of $7.8 million in 1996.

MARKET RISK SENSITIVITY

     The Company utilizes derivative financial instruments to enhance its ability to manage risk, including foreign exchange and interest rate exposures which exist as part of its ongoing business operations. The Company does not enter into contracts for speculative or trading purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with Notes 3 and 4 to the Consolidated Financial Statements.

     FOREIGN EXCHANGE RISK - The Company is exposed to fluctuations in foreign currency cash flows primarily related to raw material purchases. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. dollars. Primary exposures include the U.S. dollar versus functional currencies of the Company's major markets (British pound, Australian dollar, Canadian dollar, Mexican peso, Japanese yen and Chinese RMB). The Company assesses foreign currency risk based on transactional cash flows and enters into forward and option contracts to reduce fluctuations in currency positions.

     The table below summarizes the foreign currency exchange contracts held at November 30, 1998. All contracts are valued in U.S. dollars using year-end 1998 exchange rates and are hedges of firm commitments with a maturity period of less than one year (unless indicated otherwise).

                                                                 Average
                                                   Notional    contractual     Fair
 Currency                         Currency          value      exchange rate   value
    sold                          received        (MILLIONS)     (fc/USD)    (MILLIONS)
-------------------------------------------------------------------------------------
GBP                                  DEM              .4            .60         --
GBP                                  USD             2.7            .60         .1
USD                                  AUD             8.2           1.61         .1
MXP (1)                              USD             9.0           9.21         .7
AUD (1)                              USD             1.5           1.77         --
CAN (1)                              USD            11.3           1.56         --
CHF (1)                              GBP             7.6           1.37         .2
-------------------------------------------------------------------------------------

(1)  Option contract

     INTEREST RATE RISK - The Company's policy is to manage interest cost using a mix of fixed and variable debt. The Company uses interest rate swaps to achieve a desired proportion. The table that follows provides principal cash flows and related interest rates by fiscal year of maturity. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted average rates of the portfolio at November 30, 1998.

                               Year of Maturity
                                                    There-            Fair
(MILLIONS)         1999     2000    2001    2002    after    Total    value
--------------------------------------------------------------------------------
Fixed rate       $  24.5    $7.6    $86.7   $.4     $155.7   $274.9   $298.8
Average
  interest rate     9.24%   9.17%   8.81%   1.39%    7.91%

Variable rate     $139.1       -       -       -        -    $139.1   $139.1
Average
  interest rate     6.57%      -       -       -        -      6.57%


Note: Variable rate commercial paper which will be used to retire the $74.7 million, 8.95% note due 2001 is hedged by a forward starting interest rate swap for the period 2001 through 2011. Interest rate payments will be fixed at 6.35% during the period.

COMMODITY RISK - The Company purchases certain raw materials which are subject to price volatility caused by weather and other unpredictable factors. While future movements of raw material costs are uncertain, a variety of programs, including periodic raw material purchases and customer price adjustments, help the Company address this risk. Generally, the Company does not use derivatives to manage the volatility related to this risk.

YEAR 2000

The Year 2000 (Y2K) issue is the result of computer programs written using two digits (rather than four) to define the applicable year. Without corrective actions, programs with date-sensitive logic may recognize "00" as 1900 rather than 2000. This could result in miscalculations or system failures, significantly impacting our business operations.
     The Company's work on the Y2K compliance program officially began in 1996. A Corporate project team, working with outside consultants, developed a process to identify and correct Y2K issues on all information technology (IT) platforms and non-IT systems. In addition, all operating units have undertaken Y2K initiatives with direction from the Corporate project team. As a result of this process, the Company has inventoried and assessed all systems and developed remediation programs where necessary for all business-critical information technology applications. The Company is on target with its remediation and testing work. A similar program is also in place for non-IT systems. Final completion and implementation will extend into the third quarter of 1999.

     The risk of internal business-critical computer systems failure is mitigated by extensive testing, verification and validation efforts. These efforts, which include program and systems testing, simulate operations in the year 2000. Review of the remediation process and program code by independent third parties is underway. Contingency plans are being developed to mitigate this risk.

     Because noncompliant external systems could cause disruptions to various business activities and significant additional costs, the Company has identified and contacted critical suppliers, customers and other third parties to determine their stage of Y2K readiness. For certain third parties with key system connections, interface testing will be performed. Although the Company believes it is taking the appropriate steps to assess Y2K readiness, there is no guarantee that the Company's efforts will prevent a material adverse impact on the results of operations and financial condition. The Company believes its Y2K program, including the contingency plans and readiness program discussed below, should significantly reduce this risk.

     The Company is developing contingency plans to mitigate potential disruptions to the Company's operations. These include action plans to address system failures by third parties, including identifying and securing alternate sources of materials. Plans are being developed to address individual location failures since the most likely impact will occur within individual systems or at specific locations. The Company expects to complete its contingency plans in late 1999.

     A Company-wide Y2K readiness program is being developed to ensure that all employees are aware of the risks associated with the Y2K changes. These include risks associated with third party transactions or the Company's internal processes. The Y2K readiness program is expected to be in place by the second quarter of 1999.

     Since the compliance program began, the Company has incurred approximately $9.8 million in expenses, including consulting fees, internal staff costs and other expenses. The Company expects to incur additional expenses of approximately $3.4 million through 2000. The Company has also procured replacement systems that, in addition to being Y2K compliant, provide enhanced capability to benefit future operations. Management believes that internally generated funds and existing sources of liquidity are sufficient to meet the expected funding requirements.

FORWARD-LOOKING INFORMATION

     Certain statements contained in this report, including those related to raw material price fluctuations, cost recovery program results, expected Y2K readiness and cost, the impact of accounting and disclosure changes, the market risks associated with financial instruments, the impact of foreign exchange fluctuations and the adequacy of internally generated funds and existing sources of liquidity are "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934. Forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Operating results could be materially affected by external factors such as: actions of competitors, customer relationships, third party Y2K readiness, fluctuations in the cost and availability of supply-chain resources and global economic conditions, including interest and currency rate fluctuations and inflation rates.

CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS EXCEPT PER SHARE DATA)         1998         1997        1996
--------------------------------------------------------------------------------------------------------
Net sales                                                           $ 1,881.1    $ 1,801.0    $ 1,732.5
Cost of goods sold                                                    1,232.2      1,172.4      1,128.0
--------------------------------------------------------------------------------------------------------
Gross profit                                                            648.9        628.6        604.5
Selling, general and administrative expense                             463.8        461.0        453.1
Restructuring charge (credit)                                             2.3         (3.2)        58.1
--------------------------------------------------------------------------------------------------------
Operating income                                                        182.8        170.8         93.3
Interest expense                                                         36.9         36.3         33.8
Other (income) expense, net                                              (6.6)        (7.8)        (2.2)
--------------------------------------------------------------------------------------------------------
Income from consolidated continuing operations
  before income taxes                                                   152.5        142.3         61.7
Income taxes                                                             54.9         52.6         23.8
--------------------------------------------------------------------------------------------------------
Net income from consolidated continuing operations                       97.6         89.7         37.9
Income from unconsolidated operations                                     6.2          7.7          5.6
--------------------------------------------------------------------------------------------------------
Net income from continuing operations                                   103.8         97.4         43.5
Income from discontinued operations, net of
  income taxes                                                             --          1.0          6.2
--------------------------------------------------------------------------------------------------------
Net income before extraordinary item                                    103.8         98.4         49.7
Extraordinary loss from early extinguishment of debt,
  net of income tax benefit                                                --           --         (7.8)
--------------------------------------------------------------------------------------------------------
Net income                                                          $   103.8    $    98.4      $  41.9
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE - BASIC
Continuing operations                                               $     1.42   $     1.29   $      .54
Discontinued operations                                                     --          .01          .08
Extraordinary loss from early extinguishment of debt                        --           --         (.10)
--------------------------------------------------------------------------------------------------------
Total earnings per share - basic                                    $     1.42   $     1.30   $      .52
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE - DILUTED
Continuing operations                                               $     1.41   $     1.29   $      .54
Discontinued operations                                                     --          .01          .08
Extraordinary loss from early extinguishment of debt                        --           --         (.10)
--------------------------------------------------------------------------------------------------------
Total earnings per share - diluted                                  $     1.41 $       1.30 $        .52
--------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------

         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 23 - 30.

CONSOLIDATED BALANCE SHEET

AT NOVEMBER 30 (MILLIONS)                                           1998                 1997
-----------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                      $     17.7          $     13.5
Receivables, less allowances of $4.0 for 1998
  and $3.7 for 1997                                                 212.8               217.2
Inventories                                                         250.9               252.1
Prepaid expenses                                                      7.2                 9.8
Deferred income taxes                                                15.2                13.9
-----------------------------------------------------------------------------------------------
  Total current assets                                              503.8               506.5
-----------------------------------------------------------------------------------------------
Property, plant and equipment, net                                  377.0               380.0
Intangible assets, net                                              160.9               158.0
Prepaid allowances                                                  143.7               130.9
Investments and other assets                                         73.7                80.8
-----------------------------------------------------------------------------------------------
  Total assets                                                 $  1,259.1          $  1,256.2
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Short-term borrowings                                          $    139.1          $    112.3
Current portion of long-term debt                                    24.5                 9.0
Trade accounts payable                                              145.9               150.4
Other accrued liabilities                                           208.5               226.6
-----------------------------------------------------------------------------------------------
  Total current liabilities                                         518.0               498.3
-----------------------------------------------------------------------------------------------
Long-term debt                                                      250.4               276.5
Deferred income taxes                                                 4.2                 2.0
Other long-term liabilities                                          98.4                86.3
-----------------------------------------------------------------------------------------------
  Total liabilities                                                 871.0               863.1
-----------------------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Common stock, no par value; authorized 160.0
  shares; issued and outstanding: 1998 - 9.7 shares,
  1997 - 10.2 shares                                                 49.0                44.4
Common stock non-voting, no par value; authorized
  160.0 shares; issued and outstanding: 1998 - 62.8
  shares, 1997 - 63.8 shares                                        120.0               115.0
Retained earnings                                                   262.3               264.3
Foreign currency translation adjustments                            (36.6)              (30.6)
Additional minimum pension liability                                 (6.6)                 --
-----------------------------------------------------------------------------------------------
  Total shareholders' equity                                        388.1               393.1
-----------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                   $  1,259.1          $  1,256.2
-----------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------




         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 23 - 30.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS)                          1998         1997            1996
------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Net income                                                     $  103.8      $  98.4     $      41.9
Adjustments to reconcile net income to net cash provided by
  operating activities
    Restructuring charge (credit)                                   2.3         (3.2)           58.1
    Depreciation and amortization                                  54.8         49.3            63.8
    Deferred income taxes                                           2.0         18.9           (26.4)
    Other                                                           (.3)         2.9             2.4
    Income from unconsolidated operations                          (6.2)        (7.7)           (5.6)
    Extraordinary item                                               --           --             7.8
    Changes in operating assets and liabilities
      Receivables                                                   1.6         (4.2)           (5.4)
      Inventories                                                  (1.7)       (13.7)           21.8
      Prepaid allowances                                          (13.1)        18.1            23.7
      Trade accounts payable                                       (2.4)         (.6)           24.5
      Other assets and liabilities                                 (6.6)        13.5            (4.9)
Dividends received from unconsolidated affiliates                   9.8          9.5              --
------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                       144.0        181.2           201.7
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of businesses                                         (8.9)        (3.3)             --
Capital expenditures                                              (54.8)       (43.9)          (74.7)
Proceeds from sale of discontinued operations                        --           --           248.8
Proceeds from sale of assets                                        3.0          3.8            15.3
Other                                                              (1.9)        (3.3)           (1.5)
------------------------------------------------------------------------------------------------------
  Net cash (used in) provided by investing activities             (62.6)       (46.7)          187.9
------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Short-term borrowings, net                                         27.5         16.1          (186.5)
Long-term debt borrowings                                           9.0           .6             4.4
Long-term debt repayments                                         (17.7)       (12.2)          (83.2)
Common stock issued                                                14.1          7.0             4.5
Common stock acquired by purchase                                 (63.0)      (111.2)          (74.7)
Dividends paid                                                    (46.9)       (45.5)          (45.3)
------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                           (77.0)      (145.2)         (380.8)
------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents        (.2)         1.8             1.1
------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                    4.2         (8.9)            9.9
Cash and cash equivalents at beginning of year                     13.5         22.4            12.5
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                      $    17.7       $ 13.5     $      22.4
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------



         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 23 - 30.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                       Common                                 Foreign     Additional
                                        Common         Stock          Common                  Currency      Minimum     Total
                                        Stock        Non-Voting       Stock        Retained  Translation    Pension   Shareholders'
(MILLIONS EXCEPT PER SHARE DATA)        Shares        Shares          Amount       Earnings  Adjustments   Liability    Equity
-----------------------------------------------------------------------------------------------------------------------------------
Balance, December 1, 1995                 12.1        69.1         $  160.6       $  387.7     $(29.0)     $    --    $  519.3
Net income                                                                            41.9                                41.9
Dividends paid ($.56/share)                                                          (45.3)                              (45.3)
Currency translation adjustments                                                                  4.2                      4.2
Shares purchased and retired               (.3)       (3.1)            (4.1)        (70.6)                               (74.7)
Shares issued                               .2          .2              4.5                                                4.5
Other                                                                                  .1                                   .1
Equal exchange                             (.5)         .5                                                                  --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1996                11.5        66.7            161.0         313.8       (24.8)          --        450.0
Net income                                                                           98.4                                  98.4
Dividends paid ($.60/share)                                                         (45.5)                                (45.5)
Currency translation adjustments                                                                (5.8)                      (5.8)
Shares purchased and retired               (.3)       (4.2)            (8.6)       (102.6)                               (111.2)
Shares issued                               .1          .2              7.0                                                 7.0
Other                                                                                  .2                                    .2
Equal exchange                            (1.1)        1.1                                                                  --
-----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997                10.2        63.8            159.4         264.3       (30.6)          --        393.1
NET INCOME                                                                          103.8                                 103.8
DIVIDENDS PAID ($.64/SHARE)                                                         (46.9)                                (46.9)
CURRENCY TRANSLATION ADJUSTMENTS                                                                 (6.0)                     (6.0)
ADDITIONAL MINIMUM PENSION LIABILITY                                                                         (6.6)         (6.6)
SHARES PURCHASED AND RETIRED               (.2)       (1.8)            (4.5)        (58.5)                                (63.0)
SHARES ISSUED                               .3          .2             14.1                                                14.1
OTHER                                                                                 (.4)                                  (.4)
EQUAL EXCHANGE                             (.6)         .6                                                                   --
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1998                 9.7        62.8         $  169.0   $     262.3      $(36.6)    $  (6.6)     $  388.1
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------



         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 23 - 30.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES

CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments in 20% to 50% owned affiliates are accounted for under the equity method. Significant intercompany transactions have been eliminated.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates.

CASH AND CASH EQUIVALENTS

All highly liquid investments purchased with an original maturity date of three months or less are classified as cash equivalents.

INVENTORIES

Inventories are stated at the lower of cost (first-in, first-out) or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated at cost and depreciated over its estimated useful life using the straight-line method for financial reporting and both accelerated and straight-line methods for tax reporting.

INTANGIBLE ASSETS

Intangible assets resulting from acquisitions are amortized using the straight-line method over periods up to 40 years. On a periodic basis, the Company estimates the future undiscounted cash flows of the businesses to which intangible assets relate in order to ensure that the carrying values of such intangible assets have not been impaired.

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

STOCK-BASED EMPLOYEE COMPENSATION

Stock-based compensation is accounted for by using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of the Company's foreign subsidiaries, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported as a component of shareholders' equity. For entities in highly inflationary countries, a combination of current and historical rates is used to determine translation gains and losses, which are reported directly in the Consolidated Statement of Income.

ACCOUNTING AND DISCLOSURE CHANGES

In the first quarter of 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." This statement revised the standards for computation and presentation of earnings per share
(EPS), requiring the presentation of basic and diluted EPS on the income statement. Basic EPS is based on the weighted-average shares outstanding during the applicable period. Diluted EPS reflects the potential dilution which could occur if all dilutive securities (such as outstanding stock options) were converted to common shares. The EPS amounts for all periods have been presented in compliance with SFAS No. 128.

In the fourth quarter of 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." This statement does not change the recognition or measurement of pension or postretirement benefit plans, but revises and standardizes disclosure requirements.

In the fourth quarter of 1998, the Company adopted the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed for or Obtained for Internal Use." This statement requires the capitalization of certain costs incurred in connection with developing or obtaining software for internal use. Adoption of SOP 98-1 did not have a material impact on the Company's financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In June 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources. The FASB also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. The Company will adopt these statements in 1999. Adoption of these standards will not impact the Company's results of operations and financial position and will be limited to the presentation of its disclosures.

In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." This statement, which is effective for fiscal years beginning after December 15, 1998, requires that costs of start-up activities, including organization costs, be expensed as incurred. The Company does not anticipate a material impact on its results of operations and financial position.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement, which is effective for fiscal years beginning after June 15, 1999, will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedges under the new standard must be adjusted to fair value through income. If a derivative qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in value will be immediately recognized in earnings. The Company adopted SFAS No. 133 in the first quarter of 1999 and does not anticipate a material impact on its results of operations and financial position.

RECLASSIFICATIONS

Certain amounts in prior years have been reclassified to the 1998 presentation.

2. INVESTMENTS

     The Company owns from 20% to 50% of its unconsolidated food products affiliates. Although the Company reports its share of net income from the affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $30.5 million at November 30, 1998. Summarized year-end information from the financial statements of these companies representing 100% of the businesses follows:

(MILLIONS)                                        1998        1997        1996
--------------------------------------------------------------------------------
Net sales                                      $   344.4   $   345.4   $   328.0
Gross profit                                       131.1       131.7       121.5
Net income                                          11.9        15.7        12.9
--------------------------------------------------------------------------------
Current assets                                 $   161.2   $   154.0   $   149.9
Noncurrent assets                                   71.7        73.2        79.6
Current liabilities                                106.1        90.8        96.1
Noncurrent liabilities                              39.5        46.5        46.0
--------------------------------------------------------------------------------
-------------------------------------------------------------------------------


3. FINANCING ARRANGEMENTS
The Company's outstanding debt is as follows:

(MILLIONS)                                           1998       1997
-------------------------------------------------------------------------------
Short-term borrowings
  Commercial paper (1)                           $    94.4  $    79.5
  Other                                               44.7       32.8
-------------------------------------------------------------------------------
                                                 $   139.1  $   112.3
  Weighted-average interest rate
    of short-term borrowings at year end               6.57%      6.92%
--------------------------------------------------------------------------
Long-term debt
  8.95% note due 2001 (1)                        $    74.7  $    74.6
  9.75% installment notes
    due through 1999 and 2001                          8.8       12.3
  9.00% installment notes due 1999                     1.6        3.9
  5.78% - 7.77% medium-term notes
    due 2004 to 2006                                  95.0       95.0
  7.63% - 8.12% medium-term notes due 2024 (2)        55.0       55.0
  9.34% pound sterling installment
    note due through 2001                             11.3       14.8
  10.00% Canadian dollar bond due 1999                 6.5        7.0
  3.13% yen note due 1999                               .9        2.6
  9.74% Australian dollar note due 1999                7.5        8.2
  Other                                               13.6       12.1
--------------------------------------------------------------------------
Total long-term debt                                 274.9      285.5
Less current portion                                  24.5        9.0
--------------------------------------------------------------------------
                                                 $   250.4  $   276.5
--------------------------------------------------------------------------
--------------------------------------------------------------------------



(1) Commercial paper which will be used to retire the 8.95% note due 2001 is hedged by a forward starting interest rate swap for the period 2001 through 2011. Interest rate payments will be fixed at 6.35% during the period.
(2) The holders have a one-time option to require retirement of these notes during 2004.

    The fair value of the Company's short-term borrowings approximated the recorded value. The fair value of long-term debt including the current portion of long-term debt was $298.8 million and $308.3 million at November 30, 1998 and 1997, respectively. The Company's long-term debt agreements contain various restrictive covenants, including limitations on the payment of cash dividends. Under the most restrictive covenants, $152.0 million of retained earnings was available for dividends at November 30, 1998.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Maturities of long-term debt during the four years subsequent to November 30, 1999 are as follows

(in millions):

    2000 - $  7.6       2002 - $.4
    2001 - $86.7        2003 - $.3

     The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 1998 was $388.7 million, of which $300.0 million supports a commercial paper borrowing arrangement. Credit facilities in support of commercial paper issuance require a commitment fee of $.2 million. All other credit facilities require no commitment fee and are subject to the availability of funds.

     Rental expense under operating leases was $14.1 million in 1998, $13.6 million in 1997 and $12.4 million in 1996. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

    1999 - $10.4        2002 - $5.0
    2000 - $  9.1       2003 - $2.5
    2001 - $  6.7       Thereafter - $8.3

     At November 30, 1998, the Company had unconditionally guaranteed $12.0 million of the debt of unconsolidated affiliates. The Company has guaranteed the residual value of a leased distribution center at 85% of its original cost.

4. FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments to enhance its ability to manage risk, including foreign currency and interest rate exposures which exist as part of its ongoing business operations. The Company does not enter into contracts for speculative or trading purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

    In evaluating the fair value of financial instruments, the Company generally uses third-party market quotes or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities.

FOREIGN CURRENCY

The Company is exposed to potential losses from foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The Company selectively hedges the potential effect of these foreign currency fluctuations related to operating activities and net investments in foreign operations by entering into foreign currency exchange contracts with highly-rated financial institutions. Realized and unrealized gains and losses on hedges of firm commitments are included in the cost basis of the asset being hedged and are recognized as the asset is expensed through cost of goods sold. Realized and unrealized gains and losses on contracts that hedge anticipated transactions are recognized currently in net earnings. Realized and unrealized gains and losses on contracts that hedge net investments are recognized in the foreign currency translation adjustment in shareholders' equity.

At November 30, 1998, the Company had forward and option contracts maturing in 1999 to purchase or sell $40.7 million of foreign currencies versus $3.5 million at November 30, 1997. The fair value of these contracts was $1.1 million and $(.1) million at November 30, 1998 and 1997, respectively.

INTEREST RATES

The Company finances a portion of its operations through debt instruments, primarily commercial paper, notes and bank loans whose fair values are indicated in Note 3. The Company utilizes interest rate swap agreements to achieve a desired proportion of variable versus fixed rate debt. The amounts paid or received on hedges related to debt are recognized as an adjustment to interest expense. The notional amount of interest rate swaps was $75.0 million at November 30, 1998. The cost to settle the swaps was $2.0 million at November 30, 1998. The Company intends to hold the forward starting interest rate swaps until maturity.

OTHER FINANCIAL INSTRUMENTS

The Company's other significant financial instruments include cash and cash equivalents, receivables and accounts payable. As of November 30, 1998 and 1997, the fair value of other financial instruments held by the Company approximated the recorded value.

Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.

CONCENTRATIONS OF CREDIT RISK

The Company is exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 1998. The Company evaluates the credit worthiness of the counterparties to financial instruments and considers nonperformance credit risk to be remote.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PENSION AND PROFIT SHARING PLANS

PENSION PLAN

The Company's pension expense follows:


                                      United States                     International
                               ----------------------------  --------------------------------
(MILLIONS)                     1998       1997       1996       1998       1997       1996
---------------------------------------------------------------------------------------------
Defined benefit plans
  Service cost              $     6.2  $     5.5  $     5.7  $     2.7  $     1.8  $     2.1
  Interest cost                  11.4       10.7       10.4        3.2        2.9        2.6
  Expected return
    on plan assets              (11.2)     (10.2)      (9.3)      (4.9)      (3.9)      (3.3)
  Amortization of
    prior service cost             .1       --         --           .1         .1         .1
  Amortization of
    transition asset              (.5)       (.5)       (.5)       (.1)       (.1)       (.1)
  Recognized net
    actuarial loss (gain)         1.6        1.6        1.0        (.3)       (.3)       (.3)
  Other retirement plans           .2       --         --           .8        1.2        1.1
---------------------------------------------------------------------------------------------
                            $     7.8  $     7.1  $     7.3  $     1.5  $     1.7  $     2.2
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

The Company's U.S. plans held .5 million shares, with a fair value of $15.1 million, of the Company's stock at November 30, 1998. Dividends paid on these shares in 1998 were $.3 million.

     Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans funded status at September 30, the measurement date, follow:


                                                           United States                  International
                                                    --------------------------   --------------------------
(MILLIONS)                                             1998             1997           1998           1997
-----------------------------------------------------------------------------------------------------------
Change in benefit obligation
  Beginning of the year                             $   156.2      $   146.3      $    43.8      $    38.1
    Service cost                                          6.2            5.5            2.7            1.8
    Interest cost                                        11.4           10.7            3.2            2.9
    Employee contributions                               --             --              1.1            1.1
    Plan changes                                         --               .8           --             --
    Actuarial loss                                       21.3            4.2            2.4            1.6
    Benefits paid                                        (9.6)         (11.3)          (1.8)          (1.2)
    Foreign currency impact                              --             --             (1.6)           (.5)
-----------------------------------------------------------------------------------------------------------
  End of year                                       $   185.5      $   156.2      $    49.8      $    43.8
-----------------------------------------------------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year                             $   134.2      $   117.4      $    55.2      $    47.0
    Actual return on plan assets                          5.4           18.9            5.4            8.5
    Employer contributions                               11.2            9.2           --               .5
    Employee contributions                               --             --              1.1            1.1
    Benefits paid                                        (9.6)         (11.3)          (1.8)          (1.2)
    Foreign currency impact                              --             --             (2.0)           (.7)
-----------------------------------------------------------------------------------------------------------
  End of year                                       $   141.2      $   134.2      $    57.9      $    55.2
-----------------------------------------------------------------------------------------------------------
Reconciliation of funded status
  Funded status                                     $   (44.3)     $    (22.0)    $     8.1      $    11.4
  Unrecognized net actuarial loss (gain)                 43.4           17.9           (8.5)         (11.0)
  Unrecognized prior service cost                          .4             .5            1.0            1.1
  Unrecognized transition asset                          --              (.5)           (.5)           (.7)
-----------------------------------------------------------------------------------------------------------
  Accrued pension liability                         $     (.5)     $    (4.1)     $      .1      $      .8
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

  Amounts recognized in the consolidated balance sheet consist of the following:

                                           United States         International
(MILLIONS)                                1998       1997       1998       1997
----------------------------------------------------------------------------------
Prepaid pension cost                   $     5.1  $     5.4  $      .8  $      .9
Accrued pension liability                  (17.9)      (9.5)       (.7)       (.1)
Intangible asset                             2.0         --         --         --
Deferred income taxes                        3.7         --         --         --
Additional minimum pension liability         6.6         --         --         --
----------------------------------------------------------------------------------
                                       $     (.5) $    (4.1) $      .1  $      .8
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

     The accumulated benefit obligation for the U.S. plans was $153.9 million and $129.1 million as of September 30, 1998 and 1997, respectively.

                                    United States       International
                                    1998    1997         1998       1997
-------------------------------------------------------------------------------
Significant assumptions
Discount rate                       7.0%    7.5%         6.5%       7.5%
Salary scale                        4.0%    4.5%     3.5-4.0%   4.5-5.0%

Expected return on plan assets     10.0%   10.0%     8.5-9.5%   8.5-9.5%
-------------------------------------------------------------------------------


Profit Sharing Plan

Profit sharing plan expense was $4.2 million, $4.4 million and $3.4 million in 1998, 1997 and 1996, respectively.

The Profit Sharing Plan held 2.5 million shares, with a fair value of $83.3 million, of the Company's stock at November 30, 1998. Dividends paid on these shares in 1998 were $1.6 million.

6. OTHER POSTRETIREMENT BENEFITS
The Company's other postretirement benefit expense follows:

(MILLIONS)                                1998       1997       1996
----------------------------------------------------------------------------
Other postretirement benefits
  Service cost                         $     2.1  $     1.9  $     2.0
  Interest cost                              4.4        4.3        4.6
  Amortization of prior service cost         (.1)       (.1)       (.1)
----------------------------------------------------------------------------
                                       $     6.4  $     6.1  $     6.5
----------------------------------------------------------------------------

     Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plan's funded status at November 30, the measurement date, follow:


(MILLIONS)                                                   1998       1997
--------------------------------------------------------------------------------
Change in benefit obligation
  Beginning of the year                                      $ 61.5  $    62.3
    Service cost                                                2.1        1.9
    Interest cost                                               4.4        4.3
    Employee contributions                                      1.5        1.5
    Plan changes                                                (.5)      --
    Actuarial loss (gain)                                       5.9       (4.0)
    Benefits paid                                              (5.1)      (4.5)
-------------------------------------------------------------------------------
  End of the year                                         $    69.8  $    61.5
-------------------------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year                                   $    --    $    --
    Employer contributions                                      3.6        3.0
    Employee contributions                                      1.5        1.5
    Benefits paid                                              (5.1)      (4.5)
--------------------------------------------------------------------------------
  End of the year                                         $    --    $    --
--------------------------------------------------------------------------------
Reconciliation of funded status
  Funded status                                           $   (69.8) $   (61.5)
  Unrecognized net actuarial loss (gain)                        2.5       (3.5)
  Unrecognized prior service cost                              (1.3)       (.9)
--------------------------------------------------------------------------------
  Other postretirement benefit liability                     $(68.6)    $ (65.9)
--------------------------------------------------------------------------------

The assumed weighted-average discount rates were 7.0% and 7.5% for 1998 and 1997, respectively.

The assumed annual rate of increase in the cost of covered health care benefits is 8.5% for 1999. It is assumed to decrease gradually to 4.5% in the year 2007 and remain at that level thereafter. Changing the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

assumed health care cost trend would have the following effect:


                                         1-Percentage-    1-Percentage-
(MILLIONS)                              Point Increase    Point Decrease
---------------------------------------------------------------------------
Effect on benefit obligation as of
  November 30, 1998                           $  6.5         $ (5.8)
Effect on total of service and interest
  cost components in 1998                     $   .8         $  (.7)
---------------------------------------------------------------------------
---------------------------------------------------------------------------

7. INCOME TAXES

The provision for income taxes consists of the following:

(MILLIONS)                1998       1997       1996
-------------------------------------------------------
Income taxes
  Current
    Federal            $    37.6  $    24.4  $    33.5
    State                    6.7        5.5        8.4
    International            8.6        3.8        8.3
-------------------------------------------------------
                            52.9       33.7       50.2
-------------------------------------------------------
  Deferred
    Federal                   .1       10.7      (20.0)
    State                    (.6)       2.3       (2.8)
    International            2.5        5.9       (3.6)
-------------------------------------------------------
                             2.0       18.9      (26.4)
-------------------------------------------------------
  Total income taxes   $    54.9  $    52.6  $    23.8
-------------------------------------------------------

The components of income from consolidated continuing operations before income taxes follow:


(MILLIONS)           1998        1997        1996
----------------------------------------------------
Pretax income
  United States   $   126.9   $   115.6   $    59.3
  International        25.6        26.7         2.4
----------------------------------------------------
                  $   152.5   $   142.3   $    61.7
----------------------------------------------------

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

                                           1998     1997      1996
-------------------------------------------------------------------
Federal statutory tax rate                 35.0%    35.0%    35.0%
State income taxes, net of
  federal benefits                          2.6      4.3      4.3
Tax effect on international operations       .6       .1      6.4
Tax credits                                (2.2)    (2.6)    (4.3)
Amended prior year tax return                --       --     (6.4)
Other, net                                   --       .2      3.7
-------------------------------------------------------------------
Effective tax rate                         36.0%    37.0%    38.7%
-------------------------------------------------------------------

  Deferred tax liabilities and assets are comprised of the following:

(MILLIONS)                                  1998              1997
---------------------------------------------------------------------
Deferred tax assets
  Postretirement benefit obligations     $    35.7        $    33.5
  Accrued expenses and other reserves         15.3             16.9
  Inventory                                    3.8              4.1
  Net operating losses and tax credits         7.2              7.3
  Other                                       16.0             12.8
  Valuation allowance                         (6.2)            (6.4)
---------------------------------------------------------------------
    Deferred tax assets                       71.8             68.2
---------------------------------------------------------------------
Deferred tax liabilities
  Depreciation                                41.9             38.3
  Other                                       16.0             13.9
---------------------------------------------------------------------
    Deferred tax liabilities                  57.9             52.2
---------------------------------------------------------------------
Net deferred tax asset                   $    13.9        $    16.0
---------------------------------------------------------------------

Deferred tax assets are primarily in the United States. The Company has a history of having taxable income and anticipates future taxable income to realize these assets.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $94.7 million at November 30, 1998.

8. STOCK PURCHASE AND OPTION PLANS

The Company has an Employee Stock Purchase Plan (ESPP) enabling substantially all U.S. employees to purchase the Company's common stock at the lower of the stock price on the grant date or the exercise date. Similarly, options were granted for certain foreign-based employees in lieu of their participation in the ESPP. Options granted under both plans have two-year terms and are fully exercisable on the grant date.

     Under the Company's 1990 and 1997 Stock Option Plans and the McCormick (U.K.) Share Option Schemes, options to purchase shares of the Company's common stock have been or may be granted to employees. The option price for shares granted under these plans is the fair market value on the grant date. Options have five- and ten-year terms and generally become fully exercisable between two and five years of continued employment.

     The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for the Company's stock option plans. If the Company had elected to recognize compensation based on the fair value of the options granted at grant date as prescribed by SFAS No. 123, net income and earnings per share would have been as follows:

(MILLIONS EXCEPT PER SHARE DATA)       1998       1997       1996
----------------------------------------------------------------------
Pro forma net income               $    100.1     $ 94.5 $     40.6
Pro forma earnings per share
  Diluted                                 1.36       1.25        .50
  Basic                                   1.37       1.25        .50
----------------------------------------------------------------------

     The effects of applying SFAS No. 123 on pro forma net income are not indicative of future amounts until the new rules are applied to all outstanding non-vested awards.

     The per share weighted-average fair value of options granted during the year was $7.20, $4.63 and $4.56 in 1998, 1997 and 1996, respectively. The fair value for these options was estimated at the date of grant using a

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Black-Scholes option pricing model with the following range of assumptions for the Stock Option Plans, McCormick (U.K.) Share Option Schemes and the ESPP (including options to foreign employees):

                                         1998                1997                1996
-------------------------------------------------------------------------------------------
Risk-free interest rates              5.5% - 5.7%         5.9% - 6.7%         5.4% - 6.4%
Dividend yields                           2.0%               2.0%               2.0%
Expected volatility                      23.6%              23.0%              23.0%
Expected lives                      1.3 - 5.3 years     1.6 - 4.6 years     1.6 - 4.6 years
-------------------------------------------------------------------------------------------

     A summary of the Company's stock option plans for the years ended November 30 follows:

(OPTIONS IN MILLIONS)                     1998                     1997                     1996
---------------------------------------------------------------------------------------------------
                                        Weighted-                Weighted-                Weighted-
                                        average                  average                  average
                                        exercise                 exercise                 exercise
                          Shares         price      Shares        price      Shares         price
---------------------------------------------------------------------------------------------------
Beginning of year          3.2          $23.11       2.7          $22.71       2.6          $22.11
Granted                    1.2          $33.15       1.3          $24.25        .7          $22.35
Exercised                  (.6)         $22.57       (.3)         $21.94       (.4)         $18.38
Forfeited                  (.1)         $22.27       (.5)         $24.91       (.2)         $22.09
---------------------------------------------------------------------------------------------------
End of year                3.7          $26.50       3.2          $23.11       2.7          $22.71
---------------------------------------------------------------------------------------------------
Exercisable -
  end of year              1.9          $23.06       1.8          $22.73       1.8          $22.95
---------------------------------------------------------------------------------------------------

(OPTIONS IN MILLIONS)          Options outstanding         Options exercisable
------------------------------------------------------------------------------
                                 Weighted-      Weighted-           Weighted-
    Range of                     average        average              average
    exercise                    remaining       exercise             exercise
     price             Shares  life in years     price     Shares      price
------------------------------------------------------------------------------
 $6.75 to $23.00        1.3         1.8         $22.36       1.2      $22.36
$23.13 to $33.13        1.2         2.9         $24.54        .7      $24.28
  $33.25                1.2         9.3         $33.25      --        $33.25
------------------------------------------------------------------------------
                        3.7         4.5         $26.50       1.9      $23.06
------------------------------------------------------------------------------

     Under all stock purchase and option plans, there were 4.8 million and 6.1 million shares reserved for future grants at November 30, 1998 and 1997, respectively.

9. EARNINGS PER SHARE

The Company adopted the provisions of SFAS No. 128 "Earnings Per Share" in 1998. Application of its provisions results in disclosure of two earnings per share measures, basic and diluted, on the face of the Consolidated Statement of Income.

     The reconciliation of shares outstanding for the years ended November 30 follows:

(MILLIONS)                                  1998        1997        1996
------------------------------------------------------------------------
Average shares outstanding - basic          73.3        75.7        80.6
Effect of dilutive securities
  Stock options and ESPP                      .5          .2          .1
------------------------------------------------------------------------
Average shares outstanding -
  diluted                                   73.8        75.9        80.7
------------------------------------------------------------------------

10. CAPITAL STOCKS

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

11. BUSINESS RESTRUCTURING AND DISCONTINUED OPERATIONS

Business Restructuring

The Company recorded restructuring charges of $70.4 million ($46.3 million after-tax or $.57 per share) and $58.1 million ($39.6 million after-tax or $.49 per share) in 1994 and 1996, respectively. These charges related to the consolidation of manufacturing facilities, reduction of administrative staff and divestiture of non-core businesses. In addition, there were charges directly related to the 1996 restructuring plan which could not be accrued at that time.

     In the fourth quarter of 1998, the Company completed these restructuring plans. Because the realignment of several overseas operations resulted in losses less than originally anticipated, the Company recorded a restructuring credit of $3.1 million in 1998. In addition, the Company incurred $1.9 million of restructuring charges which could not be accrued in 1996, primarily related to costs to move equipment and personnel from a closed U.S. packaging plant. Concurrent with these activities, the Company discontinued its manufacturing operations in Venezuela, resulting in a restructuring charge of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

$3.5 million. Charges related to this initiative, which was completed in 1998, included $1.1 million for severance and personnel costs, $1.8 million for the writedown of assets to net realizable value and $.6 million for other exit costs. The credit for the completion of the restructuring plan, charges directly related to the restructuring plans which could not be previously accrued and the new initiative in Venezuela resulted in a net restructuring charge of $2.3 million ($1.5 million after-tax or $.02 per share) in 1998.

     In the third quarter of 1997, the Company reevaluated its restructuring plans and recorded a restructuring credit of $9.5 million because the agreement in principle to dispose of an overseas food brokerage and distribution business was not consummated and several projects were completed with losses less than originally anticipated. The Company also recorded a restructuring charge of $5.7 million to streamline the food brokerage and distribution business and close a U.S. packaging plant. Including this additional restructuring charge, the credit for the restructuring plan reevaluation and charges directly related to the restructuring plans which could not be previously accrued, the Company recorded a net restructuring credit of $3.2 million ($2.0 million after-tax or $.03 per share) in 1997.

DISCONTINUED OPERATIONS

On August 29, 1996, the Company sold substantially all the assets of Gilroy Foods, Incorporated (GFI) and Gilroy Energy Company, Inc. (GEC) to ConAgra, Inc. and Calpine Corporation, respectively, for $263.3 million in total. Based on the settlement of contract terms, the Company recognized income from discontinued operations, net of income taxes of $1.0 million in 1997. An after-tax charge of $.3 million was previously recognized in 1996.

     The operating results of GFI and GEC for 1996 have been reclassified to discontinued operations. The Company allocated interest expense to discontinued operations based on the debt specifically associated with GEC and an allocation of interest to GFI assuming a debt to capital ratio similar to the Company's. Income taxes were allocated based on the statutory tax rates applicable to the discontinued operations. Sales, interest expense and income taxes applicable to discontinued operations in 1996 were $129.4 million, $11.2 million and $3.8 million, respectively.

     The sale of GEC necessitated prepayment of a 11.68% non-recourse installment note, resulting in an extraordinary net loss of $7.8 million in 1996.

     The Company signed a three-year non-compete agreement with Calpine Corporation. Under this agreement, McCormick received payments of $7.0 million, $8.0 million and $4.5 million in 1998, 1997 and 1996, respectively, which were included in the "Other (income) expense, net" caption in the Consolidated Statement of Income.

12. BUSINESS SEGMENTS
AND GEOGRAPHIC AREAS

BUSINESS SEGMENTS

The Company operates in two business segments, Food Products and Packaging Products. The Food Products segment manufactures, markets and distributes spices, seasonings, flavorings and other specialty food products and sells these products to the consumer food market, the foodservice market and to industrial food processors throughout the world. Because the Food Products segment represents the majority of the Company, all Corporate items and eliminations have been included in this segment. The Packaging Products segment manufactures and markets plastic packaging products for the food, cosmetic and health care industry, predominantly in the United States.

                                         Food         Packaging
(MILLIONS)                             Products        Products         Total
-------------------------------------------------------------------------------
1998
NET SALES                              $1,692.3         $188.8         $1,881.1
OPERATING INCOME (1)                      163.4           19.4            182.8
ASSETS                                  1,115.9          143.2          1,259.1
CAPITAL EXPENDITURES                       37.8           17.0             54.8
DEPRECIATION AND AMORTIZATION              43.6           11.2             54.8
-------------------------------------------------------------------------------
1997
Net sales                              $1,595.2         $205.8         $1,801.0
Operating income (2)                      150.4           20.4            170.8
Assets                                  1,133.1          123.1          1,256.2
Capital expenditures                       34.1            9.8             43.9
Depreciation and amortization              38.6           10.7             49.3
-------------------------------------------------------------------------------
1996
Net sales                              $1,532.3         $200.2         $1,732.5
Operating income (loss) (3)                99.2           (5.9)            93.3
Assets                                  1,196.5          130.1          1,326.6
Capital expenditures                       63.6           11.1             74.7
Depreciation and amortization              51.8           12.0             63.8
-------------------------------------------------------------------------------

(1) Includes restructuring charges of $1.1 for Food Products and $1.2 for Packaging Products.
(2) Includes restructuring (credits) charges of $(7.1) for Food Products and $3.9 for Packaging Products.
(3) Includes restructuring charges of $41.1 for Food Products and $17.0 for Packaging Products.

     Packaging net sales include sales to the Food Products segment of $30.0 million, $25.9 million and $30.2 million in 1998, 1997 and 1996, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Geographic Areas

                                                                       Asia/
(MILLIONS)                           Americas         Europe          Pacific        Total
--------------------------------------------------------------------------------------------
1998
Net sales                            $1,444.6         $348.5           $88.0        $1,881.1
Net income -
  continuing operations (1)              86.8           16.5              .5           103.8
Assets                                  933.2          236.0            89.9         1,259.1
--------------------------------------------------------------------------------------------
1997
Net sales                            $1,377.5         $339.0           $84.5        $1,801.0
Net income -
  continuing operations (2)              77.5           17.5             2.4            97.4
Assets                                  920.3          256.4            79.5         1,256.2
--------------------------------------------------------------------------------------------
1996
Net sales                            $1,332.9         $329.3           $70.3        $1,732.5
Net income (loss) -
  continuing operations (3)              48.2           (6.3)            1.6            43.5
Assets                                  980.0          264.3            82.3         1,326.6
--------------------------------------------------------------------------------------------

(1) Includes after-tax restructuring charges (credits) of $4.2 for Americas and $(2.7) for Europe.
(2) Includes after-tax restructuring charges (credits) of $1.4 for Americas, $(1.6) for Europe and $(1.8) for Asia/Pacific.
(3) Includes after-tax restructuring charges of $19.6 for Americas, $18.6 for Europe and $1.4 for Asia/Pacific.
Note: Certain countries have been reclassified from the prior years' presentations to more appropriately reflect the Company's operations.

13. SUPPLEMENTAL FINANCIAL STATEMENT DATA

(MILLIONS)                                       1998           1997
----------------------------------------------------------------------
Inventories
  Finished products and work-in-process        $  138.6       $  136.7
  Raw materials                                   112.3          115.4
----------------------------------------------------------------------
                                               $  250.9       $  252.1
----------------------------------------------------------------------
Property, plant and equipment
  Land and improvements                        $   26.2       $   29.3
  Buildings                                       187.6          192.8
  Machinery and equipment                         477.4          445.9
  Construction in progress                         32.1           25.5
  Accumulated depreciation                       (346.3)        (313.5)
----------------------------------------------------------------------
                                               $  377.0       $  380.0
----------------------------------------------------------------------
Intangible assets
  Cost                                         $  212.9       $  205.5
  Accumulated amortization                        (52.0)         (47.5)
----------------------------------------------------------------------
                                               $  160.9       $  158.0
----------------------------------------------------------------------
Other accrued liabilities
  Payroll and employee benefits                $   43.6       $   48.5
  Sales allowances                                 40.5           46.0
  Income taxes                                     19.7           22.1
  Other                                           104.7          110.0
----------------------------------------------------------------------
                                               $  208.5       $  226.6
----------------------------------------------------------------------
Other long-term liabilities
  Other postretirement benefits                $   68.6       $   65.9
  Other                                            29.8           20.4
----------------------------------------------------------------------
                                               $   98.4       $   86.3
----------------------------------------------------------------------

(MILLIONS)                           1998         1997           1996
----------------------------------------------------------------------
Depreciation                       $  49.9      $  43.9        $  49.2
Research and development              16.9         16.1           12.2
Interest paid                         37.3         38.1           47.3
Income taxes paid                     49.0         25.8           44.9
----------------------------------------------------------------------

14. SELECTED QUARTERLY DATA (UNAUDITED)

(MILLIONS EXCEPT PER SHARE DATA)   First          Second           Third          Fourth
----------------------------------------------------------------------------------------
1998
NET SALES                         $415.2          $435.5          $444.8          $585.6
GROSS PROFIT                       133.2           141.3           146.3           228.1
OPERATING INCOME                    30.0            30.4            38.9            83.5
NET INCOME                          16.2            16.1            21.5            50.0
EARNINGS PER SHARE
  BASIC                              .22             .22             .29             .69
  DILUTED                            .22             .22             .29             .68
DIVIDENDS PAID PER SHARE             .16             .16             .16             .16
MARKET PRICE
  HIGH                             30.19           34.38           36.06           33.94
  LOW                              26.38           28.81           29.06           27.13
----------------------------------------------------------------------------------------
1997
Net sales                         $407.4          $413.7          $422.9          $557.0
Gross profit                       136.7           134.5           138.5           218.9
Operating income                    28.4            28.6            36.1            77.7
Net income (1)                      15.2            14.8            20.2            48.2
Earnings per share (1)
  Basic                              .20             .20             .27             .65
  Diluted                            .20             .20             .27             .65
Dividends paid per share             .15             .15             .15             .15
Market price
  High                             25.38           26.88           26.88           27.06
  Low                              22.63           22.81           23.31           23.50
----------------------------------------------------------------------------------------

(1) During the third quarter of 1997, the Company recognized $1.0 of income from discontinued operations, net of income taxes. The impact of this income on basic and diluted earnings per share was $.01.

REPORT OF MANAGEMENT

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles and include amounts based on management's estimates and judgments. All other financial data in this report have been presented on a basis consistent with the information included in the financial statements.

     The Company maintains a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition. The internal control system is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations. The Company's commitment to proper selection, training and development of personnel also contributes to the effectiveness of the internal control system.

     The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal accounting controls and accounting and financial reporting matters. The independent auditors and internal auditors have full and free access to the Audit Committee at any time.

     The independent auditors review and evaluate the internal control systems and perform such tests on those systems as they consider necessary to reach their opinion on the Company's consolidated financial statements taken as a whole. In addition, McCormick's internal auditors perform audits of accounting records, review accounting systems and internal controls and recommend improvements when appropriate.

     Although there are inherent limitations in the effectiveness of any system of internal controls, we believe our controls as of November 30, 1998 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.


/s/ Robert J. Lawless
    Robert J. Lawless
    PRESIDENT & CHIEF EXECUTIVE OFFICER


/s/ Francis A. Contino
    Francis A. Contino
    EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER


/s/ J. Allan Anderson
    J. Allan Anderson
    VICE PRESIDENT & CONTROLLER,
    CHIEF ACCOUNTING OFFICER

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS

McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 1998 and 1997 and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended November 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1998 in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Baltimore, Maryland
January 18, 1999

HISTORICAL FINANCIAL SUMMARY

(MILLIONS EXCEPT PER SHARE DATA)           1998          1997          1996           1995          1994
-----------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                $1,881.1      $1,801.0      $1,732.5       $1,691.1      $1,529.4
  Percent  increase                           4.4%          4.0%          2.4%          10.6%          9.2%
Operating income                            182.8         170.8          93.3          172.6          86.0
Operating income
  excluding restructuring                   185.1         167.6         151.4          168.7         156.5
Income from unconsolidated
  operations                                  6.2           7.7           5.6            2.1           7.9
Net income - continuing operations          103.8          97.4          43.5           86.8          42.5
Net income (1)                              103.8          98.4          41.9           97.5          61.2
-----------------------------------------------------------------------------------------------------------
PER COMMON SHARE (2)
Earnings per share - diluted (6)
  Continuing operations                     $1.41         $1.29          $.54          $1.07          $.52
  Discontinued operations (1)                --             .01           .08            .13           .23
  Extraordinary item                         --            --            (.10)          --            --
  Accounting change (3)                      --            --            --             --            --
    Net earnings                             1.41          1.30           .52           1.20           .75
Earnings per share - basic (1)(3)(6)         1.42          1.30           .52           1.20           .75
Common dividends declared (4)                 .65           .61           .57            .53           .49
Market closing price - end of year          33.38         26.50         24.63          23.63         19.00
Book value per share                         5.35          5.31          5.75           6.39          6.03
-----------------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                             $1,259.1      $1,256.2      $1,326.6       $1,614.3      $1,555.7
Current debt                                163.6         121.3         108.9          297.3         214.0
Long-term debt                              250.4         276.5         291.2          349.1         374.3
Shareholders' equity                        388.1         393.1         450.0          519.3         490.0
Total capital                               802.1         790.9         850.1        1,165.7       1,078.3
-----------------------------------------------------------------------------------------------------------
STATISTICS & RATIOS
Percentage of net sales
  Gross profit                               34.5%         34.9%         34.9%          34.5%         36.5%
  Operating income                            9.7%          9.5%          5.4%          10.2%          5.6%
  Net income - continuing operations          5.5%          5.4%          2.5%           5.1%          2.8%
Effective tax rate                           36.0%         37.0%         38.7%          36.1%         40.5%
Depreciation and amortization               $54.8         $49.3         $63.8          $63.7         $62.5
Capital expenditures                        $54.8         $43.9         $74.7          $82.1         $87.7
Return on equity                             27.7%         25.2%          8.6%          20.3%         12.8%
Debt to capital                              51.6%         50.3%         47.1%          55.5%         54.6%
Dividend payout ratio (5)                    44.8%         47.6%         50.5%          44.4%         36.4%
Average shares outstanding (6)
  Basic                                      73.3          75.7          80.6          81.2           81.2
  Diluted                                    73.8          75.9          80.7           81.3          81.6
-----------------------------------------------------------------------------------------------------------

(millions except per share data)           1993           1992          1991          1990          1989
-----------------------------------------------------------------------------------------------------------
For the Year
Net sales                                $1,400.9       $1,323.9      $1,276.3      $1,166.2      $1,110.2
  Percent  increase                           5.8%           3.7%          9.4%          5.0%          1.0%
Operating income                            142.1          121.4         100.6          86.9          74.5
Operating income
  excluding restructuring                   142.1          121.4         100.6          86.9          74.5
Income from unconsolidated
  operations                                 10.3            9.9           8.8           3.7           3.5
Net income - continuing operations           82.9           73.6          60.4          51.8          47.1
Net income (1)                               73.1           95.2          80.9          69.4         135.5
-----------------------------------------------------------------------------------------------------------
Per Common Share (2)
Earnings per share - diluted (6)
  Continuing operations                     $1.01           $.90          $.73          $.62          $.54
  Discontinued operations (1)                 .21            .26           .25           .21          1.00
  Extraordinary item                         --             --            --            --            --
  Accounting change (3)                      (.33)          --            --            --            --
    Net earnings                              .89           1.16           .98           .83          1.54
Earnings per share - basic (1)(3)(6)          .90           1.19          1.01           .86          1.59
Common dividends declared (4)                 .45            .40           .31           .24           .19
Market closing price - end of year          23.25          28.50         20.63         11.50         12.50
Book value per share                         5.70           5.45          4.88          4.56          4.18
-----------------------------------------------------------------------------------------------------------
At Year End
Total assets                             $1,313.2       $1,130.9      $1,037.4        $946.9        $864.5
Current debt                                 84.7          122.6          78.2          30.4          20.3
Long-term debt                              346.4          201.0         207.6         211.5         210.5
Shareholders' equity                        466.8          437.9         389.2         364.4         346.2
Total capital                               897.9          761.5         675.0         606.3         577.0
-----------------------------------------------------------------------------------------------------------
Statistics & Ratios
Percentage of net sales
  Gross profit                               38.5%          38.9%         36.9%         36.0%         35.2%
  Operating income                           10.1%           9.2%          7.9%          7.5%          6.7%
  Net income - continuing operations          5.9%           5.6%          4.7%          4.4%          4.2%
Effective tax rate                           41.4%          39.4%         38.4%         38.0%         38.1%
Depreciation and amortization               $50.5          $43.8         $40.5         $36.6         $34.8
Capital expenditures                        $76.1          $79.3         $73.0         $58.4         $53.4
Return on equity                             17.0%          23.3%         21.8%         20.4%         40.0%
Debt to capital                              48.0%          42.5%         42.3%         39.9%         40.0%
Dividend payout ratio (5)                    36.1%          32.8%         28.6%         28.9%         30.8%
Average shares outstanding (6)
  Basic                                      80.8           80.1          80.0          80.9          85.3
  Diluted                                    81.8           81.9          82.4          83.7          87.8
-----------------------------------------------------------------------------------------------------------


(1) THE COMPANY DISPOSED OF ITS WHOLLY-OWNED REAL ESTATE SUBSIDIARY IN 1989 AND BOTH GILROY FOODS, INCORPORATED AND GILROY ENERGY COMPANY, INC. IN 1996.
(2) ALL SHARE DATA ADJUSTED FOR 2-FOR-1 STOCK SPLITS IN JANUARY 1992 AND JANUARY 1990.
(3) IN 1993, THE COMPANY ADOPTED SFAS NO. 106, "EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS."
(4) INCLUDES FOURTH QUARTER DIVIDENDS WHICH WERE DECLARED IN DECEMBER FOLLOWING THE CLOSE OF EACH FISCAL YEAR.
(5) DOES NOT INCLUDE GAINS OR LOSSES ON SALES OF DISCONTINUED OPERATIONS, CUMULATIVE EFFECTS OF ACCOUNTING CHANGES, RESTRUCTURING CHARGES (CREDITS) AND EXTRAORDINARY ITEMS.
(6)  RESTATED BASED ON SFAS NO. 128, "EARNINGS PER SHARE."

DIRECTORS AND OFFICERS

BOARD OF DIRECTORS
Executive Committee
   Charles P. McCormick, Jr.*
   Robert J. Lawless
   Francis A. Contino
   Robert G. Davey
   Carroll D. Nordhoff

James T. Brady +
FORMER SECRETARY
MARYLAND DEPARTMENT OF BUSINESS &
   ECONOMIC DEVELOPMENT

James S. Cook +?*
FORMER EXECUTIVE IN RESIDENCE
COLLEGE OF BUSINESS ADMINISTRATION
   NORTHEASTERN UNIVERSITY

Edward S. Dunn, Jr. ?
C. J. MCNUTT CHAIR
ERIVAN K. HAUB SCHOOL OF BUSINESS
   SAINT JOSEPH'S UNIVERSITY

Dr. Freeman A. Hrabowski, III +?
PRESIDENT
UNIVERSITY OF MARYLAND BALTIMORE
   COUNTY

George V. McGowan ?*
CHAIRMAN OF THE EXECUTIVE COMMITTEE
BALTIMORE GAS AND ELECTRIC COMPANY

Robert W. Schroeder
VICE PRESIDENT & GENERAL MANAGER
MCCORMICK/SCHILLING DIVISION

William E. Stevens +?
EXECUTIVE VICE PRESIDENT
MILLS & PARTNERS

Karen D. Weatherholtz
VICE PRESIDENT - HUMAN RELATIONS

+       AUDIT COMMITTEE MEMBER
?       COMPENSATION COMMITTEE MEMBER
*       SCHEDULED TO RETIRE MARCH 17, 1999

CORPORATE OFFICERS

Charles P. McCormick, Jr.
CHAIRMAN OF THE BOARD

Robert J. Lawless
PRESIDENT & CHIEF EXECUTIVE OFFICER

Susan L. Abbott
VICE PRESIDENT - REGULATORY &
   ENVIRONMENTAL AFFAIRS

J. Allan Anderson
VICE PRESIDENT & CONTROLLER

Allen M. Barrett, Jr.
VICE PRESIDENT - CORPORATE
   COMMUNICATIONS

Francis A. Contino
EXECUTIVE VICE PRESIDENT &
   CHIEF FINANCIAL OFFICER

Robert G. Davey
PRESIDENT -
   GLOBAL INDUSTRIAL GROUP

Dr. Hamed Faridi
VICE PRESIDENT -
   RESEARCH & DEVELOPMENT

Randall B. Jensen
VICE PRESIDENT -
   OPERATIONS RESOURCES

Christopher J. Kurtzman
VICE PRESIDENT & TREASURER

Roger T. Lawrence
VICE PRESIDENT -
   QUALITY ASSURANCE

C. Robert Miller, II
VICE PRESIDENT - MANAGEMENT
   INFORMATION SYSTEMS

Carroll D. Nordhoff
EXECUTIVE VICE PRESIDENT

Robert W. Skelton
VICE PRESIDENT, GENERAL COUNSEL
   & SECRETARY

Gordon M. Stetz, Jr.
VICE PRESIDENT - ACQUISITIONS &
   FINANCIAL PLANNING

Karen D. Weatherholtz
VICE PRESIDENT - HUMAN RELATIONS

Joyce L. Brooks
ASSISTANT TREASURER - FINANCIAL SERVICES

W. Geoffrey Carpenter
ASSOCIATE GENERAL COUNSEL &
   ASSISTANT SECRETARY

David P. Smith
ASSISTANT TREASURER

J. Gregory Yawman
ASSOCIATE COUNSEL & ASSISTANT SECRETARY



THE BOARD OF DIRECTORS

                          [BOARD OF DIRECTORS PICTURE]


                          FROM LEFT TO RIGHT, SEATED:
                          DAVEY, NORDHOFF, CONTINO,
                          LAWLESS, MCCORMICK;
                          STANDING: DUNN, STEVENS, HRABOWSKI, SCHROEDER, MCGOWAN, COOK, BRADY, WEATHERHOLTZ.

MCCORMICK WORLDWIDE

U.S.A.

CONSOLIDATED OPERATING UNITS

FOOD SERVICE GROUP
Hunt Valley, Maryland
F. Christopher Cruger
VICE PRESIDENT & GENERAL MANAGER

GLOBAL RESTAURANT DIVISION
Hunt Valley, Maryland
Howard W. Kympton, III
VICE PRESIDENT & GENERAL MANAGER

MCCORMICK FLAVOR DIVISION
Hunt Valley, Maryland
Paul C. Beard
VICE PRESIDENT & GENERAL MANAGER

MCCORMICK/SCHILLING DIVISION
Hunt Valley, Maryland
Robert W. Schroeder
VICE PRESIDENT & GENERAL MANAGER

SETCO, INC.
Anaheim, California
Donald E. Parodi
PRESIDENT

TUBED PRODUCTS, INC.
Easthampton, Massachusetts
Harvey W. Casey
PRESIDENT

Affiliates

SIGNATURE BRANDS, L.L.C. (50%)
Ocala, Florida

SUPHERB FARMS (50%)
Turlock, California

OUTSIDE U.S.A.

CONSOLIDATED OPERATING UNITS

GLOBAL FOOD INGREDIENTS
   EUROPE
Haddenham, England
Michael A. C. Beard
MANAGING DIRECTOR

   MCCORMICK GLENTHAM (PTY)
     LIMITED
   Midrand, South Africa
   Jonathan P. Eales
   MANAGING DIRECTOR

MCCORMICK CANADA, INC.
London, Ontario, Canada
Alan D. Wilson
PRESIDENT

MCCORMICK DE CENTRO AMERICA,
   S.A. DE C.V.
San Salvador, El Salvador
Arduino Bianchi
MANAGING DIRECTOR

MCCORMICK FOODS AUSTRALIA
   PTY. LTD.
Clayton, Victoria, Australia
Timothy J. Large
MANAGING DIRECTOR

MCCORMICK (GUANGZHOU) FOOD
   COMPANY, LTD.
Guangzhou,
   People's Republic of China
Victor K. Sy
MANAGING DIRECTOR

MCCORMICK INGREDIENTS
   SOUTHEAST ASIA PRIVATE
   LIMITED
Jurong, Republic of Singapore
Hector Veloso
MANAGING DIRECTOR

MCCORMICK PESA, S.A. DE C.V.
Mexico City, Mexico
Lazaro Gonzalez
MANAGING DIRECTOR

MCCORMICK S.A.
Regensdorf Z.H., Switzerland
Ernest Abouchar
MANAGING DIRECTOR

MCCORMICK U.K. PLC
Haddenham, England
John C. Molan
MANAGING DIRECTOR

   MCCORMICK FOODSERVICE
     LIMITED
   Haddenham, England
   Neville Beal
   MANAGING DIRECTOR

OY MCCORMICK AB
Helsinki, Finland
Risto J. Maila
MANAGING DIRECTOR

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

P. T. SUMATERA TROPICAL SPICES
   (30%)
Padang, Sumatera, Indonesia

STANGE (JAPAN) K.K. (50%)
Tokyo, Japan

VAESSEN SCHOEMAKER DE MEXICO,
   S.A. DE C.V. (50%)
Mexico City, Mexico

INVESTOR INFORMATION


CORPORATE ADDRESS
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301

STOCK INFORMATION
NASDAQ National Market List
Symbol:  MCCRK
STOCK DIVIDEND DATES - 1999
   Record Date     Payment Date
   03/31/99        04/13/99
   07/02/99        07/15/99
   10/01/99        10/13/99
   12/31/99        01/24/2000
  There were more than 12,000 shareholders of record, approximately 4,000 holders in McCormick's 401(K) plan for employees, and an estimated 25,000 "street-name" beneficial holders whose shares are held in names other than their own, for example, in brokerage accounts.

INVESTOR SERVICES

The Company offers an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock through the Company, place stock certificates into book-entry safekeeping and sell book-entry shares through the Company. Individuals who are not current shareholders may purchase their initial shares directly from the Company. All transactions are subject to limitations set forth in the Plan prospectus, which may be obtained by contacting Investor Services at:
  (800) 424-5855 or
  (410) 771-7537

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

THIS REPORT IS PRINTED ON
RECYCLABLE PAPER.

                                    [LOGO]

                       MCCORMICK & COMPANY, INCORPORATED

                               18 LOVETON CIRCLE
                          SPARKS, MARYLAND 21152-6000
                                     U.S.A.
                                  410-771-7301