Form 10-K, Exhibit 13
period 1999-11-30
MCCORMICK & CO INC
filed 2000-02-24
CIK 63754

                                     [LOGO]

                               MCCORMICK & COMPANY
                               1999 ANNUAL REPORT



                                   [GRAPHIC]



                          A YEAR OF ACCELERATED GROWTH

Contents


         Financial Highlights                               2
         Letter to Shareholders                             3
         The Power of People                                6
         Report on Operations                               7
         Management's Discussion and Analysis              18
         Consolidated Statement of Income                  25
         Consolidated Balance Sheet                        26
         Consolidated Statement of Cash Flows              27
         Consolidated Statement of Shareholders' Equity    28
         Notes to Consolidated Financial Statements        29
         Report of Management                              37
         Report of Independent Auditors                    37
         Historical Financial Summary                      38
         McCormick Worldwide                               39
         Investor Information                              40
         Directors and Officers                            41


Our Mission

         The primary mission of McCormick & Company is to profitably expand its worldwide leadership position in the spice, seasoning and flavoring markets.


Company Description

         McCormick is the global leader in the manufacture, marketing and distribution of spices, seasonings and flavors to the entire food industry -- to foodservice and food processing businesses as well as to retail outlets. In addition, our packaging group manufactures and markets specialty plastic bottles and tubes for food, personal care and other industries. Founded in 1889, McCormick has 7,300 employees.


Annual Meeting

         The annual meeting will be held at 10 A.M., Wednesday, March 15, 2000, at Marriott's Hunt Valley Inn, 245 Shawan Road (exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

         The scent for this year's annual report is cinnamon.

                          A YEAR OF... RECORD SALES...
                       NEW PRODUCTS WITH BOLD FLAVORS...
                       GROSS PROFIT MARGIN IMPROVEMENT...
                RECORD EARNINGS... WORKING CAPITAL MANAGEMENT...
                        EVA GROWTH... MEETING OUR GOALS


                                   [GRAPHIC]

Financial Highlights

FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS EXCEPT PER SHARE DATA)


                                                              1999          1998            % CHANGE
----------------------------------------------------------------------------------------------------
Net sales                                                  $ 2,006.9      $ 1,881.1              6.7
----------------------------------------------------------------------------------------------------
As reported:
         Gross profit margin                                    35.7%          34.5%
         Operating income                                  $   176.9      $   182.8             (3.2)
         Net income                                            103.3          103.8             (0.5)
         Earnings per share - assuming dilution                 1.43           1.41              1.4
Excluding impact of special charges:
         Gross profit margin                                    35.8%          34.5%
         Operating income                                      195.9          185.1              5.8
         Net income                                            121.7          105.3             15.6
         Earnings per share - assuming dilution                 1.69           1.43             18.2
----------------------------------------------------------------------------------------------------
Dividends paid per share                                   $     .68      $     .64              6.3
Market price per share - close                                 32.06          33.38             (4.0)
----------------------------------------------------------------------------------------------------
Average shares outstanding - assuming dilution                  72.0           73.8             (2.4)
----------------------------------------------------------------------------------------------------
Economic value added (EVA)(1)                              $    42.3      $    33.1             27.8
====================================================================================================

(1) AN "EVA" MARK IS OWNED BY STERN STEWART & CO. MCCORMICK DEFINES ECONOMIC VALUE ADDED AS NET INCOME FROM OPERATIONS, EXCLUDING INTEREST, IN EXCESS OF A CAPITAL CHARGE FOR AVERAGE CAPITAL EMPLOYED.



                                       95         96         97         98         99
                                    -------    -------     ------     -------   -------
Net Sales (Continuing Operations)
 in billions                        1.6911      1.7325      1.8010     1.8811    2.0069

Earnings Per Share--Assuming
 Dilution

  As Reported                        $1.20       $0.52       $1.30      $1.41     $1.43
  Before Special charges/Disc
   Ops/Extra                         $1.04       $1.03       $1.26      $1.43     $1.69

Economic Value Added in millions      (3.7)      (44.6)       23.4       33.1      42.3

[PHOTO]

ROBERT J. LAWLESS, CHAIRMAN, PRESIDENT
& CHIEF EXECUTIVE OFFICER


LETTER TO
---------------------
         SHAREHOLDERS

We are pleased to report that 1999 was an excellent year for McCormick. The Company achieved record earnings and for the first time in our history, sales exceeded $2 billion. We accomplished these results and established a platform for continued growth in the future.

     McCormick's management team is dedicated to providing superior returns to our shareholders. Accordingly, we committed to aggressive financial objectives for 1999. This year's results reflect the attainment of these goals: sales growth reached 6.7%; gross profit margin before special charges improved from 34.5% to 35.8%; earnings per share before special charges grew by 18.2%; EVA increased $9.2 million; and free cash flow totaled $131 million.

     McCormick has paid dividends every year since 1925, and dividends have increased by 300% during the past 10 years. In December 1999, the Board of Directors raised the dividend by 12% as an indication of management's confidence in our future. Additionally, a new $250 million stock repurchase program was authorized by your Board in March 1999.

     A major contributor to the past year's success was the outstanding performance of our consumer business. Extensive advertising and promotional programs helped drive this growth. These marketing efforts were directed primarily at convenient value-added products, such as our GRILL MATES-Registered Trademark- line of grilling seasonings and marinades. Recent research indicates that 75% of families still eat dinner together at least four nights a week, which supports our belief that dinner is an important family time.

     We are committed to the development of tasty, easy-to-use new products to satisfy consumer demand. To this end, we launched a line of zesty new products designed to add excitement to meals while being user friendly. FLAVOR MEDLEYS-TM- are four liquid sauces that can be used to bake, broil, grill or saute. SPICE BLENDS-C-, a companion line of shake-on blends with zesty tastes and lively names, includes "Sante Fe Style," which is featured on the cover of this annual report. Since the introduction of these products last June, more than 95% of our customers have placed all seven products in the spice section of their stores. Significant television and print advertising is ongoing to build consumer interest.

    In Canada, expanded distribution, increased consumer advertising and innovative new products drove sales growth. A line of convenient, flavorful seasoning blends called ONE STEP SEASONINGS-TM- was expanded in 1999 and has gained nearly 100% acceptance by our customers. In the United Kingdom, we continued to build volume with the SCHWARTZ MAKE IT FRESH!-Registered Trademark-line launched in 1998. The line gained more than five share points in its category and has been one of our most successful product launches ever. Twenty-five new products were introduced in

                                                                          [LOGO]

Australia, including a line of barbecue and grilling items. Our plant in Guangzhou, China expanded into consumer products such as ketchup, jams and ice cream toppings.

     Our industrial business also had an extremely strong year. McCormick's product research and development expertise and ability to provide technically advanced flavor solutions to our customers are key ingredients to our success. We are the cinnamon in your cereal, the sauce on your lunchtime sandwich or the seasoning on your dinner entree at a favorite restaurant. Every day, no matter where you eat or what you eat, you are likely to taste something flavored by McCormick.

     Several very successful new products, using flavors developed by McCormick, were launched by key industrial customers in 1999. Our focus on the value-added compound flavor business in 1999 led to 20% growth in this area. In the foodservice arena, we were successful in adding new distribution in the warehouse club segment. And, as foodservice distributors consolidate, we benefit from our reputation as a dependable supplier of high quality products for the restaurant industry.

     Our packaging business showed modest improvement this year after a challenging 1998. While the plastic container market remains soft, we achieved 7% sales growth in 1999. We continue to focus on improving efficiencies and controlling costs.

     One of McCormick's key objectives for 1999 was to raise gross profit margin. We met this objective through a better product mix and cost reduction efforts. Our marketing and sales initiatives have been instrumental in returning consumers to our branded products. The emphasis on compound flavors in our industrial business is favorably impacting gross profit margin as well. Activity based costing and global sourcing tools enhanced our supply chain management in 1999, and we believe that over time these initiatives and others will return gross profit margin to historic highs.

     Several actions were also taken to streamline operations, primarily in Europe. The Company consolidated certain U.K. manufacturing units and realigned operations between the U.K. and other European locations. These actions have impacted and will continue to impact profit favorably.

     Contribution from our joint ventures improved significantly in 1999. In particular, our Mexican partnership benefited from stronger operations and a stable currency. While the economic environment in Japan continues to recover, we are working closely with our partners to achieve better results.

     On May 25th, McCormick listed its stock on The New York Stock Exchange
(NYSE) with the ticker symbol MKC. This move provides increased liquidity and trade efficiency and gives McCormick greater global visibility.

     As our fiscal year came to a close, McCormick commenced "Beyond 2000," a significant business improvement and technology blueprint project. This program will redefine the future state of business processes and technology for each of our operations and for the global enterprise as a whole. It will change the way we meet and exceed the expectations of our world class customers. Critical information will flow more efficiently to our employees, customers and suppliers using current, yet ever-changing, e-business solutions. "Beyond 2000," spanning the next three to five years, will encompass all systems including sales and marketing, manufacturing, global sourcing and purchasing, distribution, financial, human resources and research and development. We are confident that the payback will more than justify the investment in this project. "Beyond 2000" is a project we cannot afford to postpone.

OUR CORE VALUES
--------------------------
     WE BELIEVE...

-    OUR PEOPLE ARE THE MOST IMPORTANT
     INGREDIENT TO OUR SUCCESS.

-    IN CONTINUOUSLY ADDING VALUE
     FOR OUR SHAREHOLDERS.

-    CUSTOMERS ARE THE REASON WE EXIST.

-    IN DOING BUSINESS HONESTLY
     AND ETHICALLY.

-    IN FOCUSED ACHIEVEMENT OF GOALS AND
     OBJECTIVES THROUGH TEAMWORK.

     Last March, I was afforded the opportunity to succeed Buzz McCormick as Chairman. We thank Buzz for his 50 years of dedication and leadership through both challenging and rewarding periods in McCormick's history. During the year, Chris Cruger, who had served the Food Service Group as VP & General Manager since 1995, retired. We thank Chris for his vision and record-setting achievements and congratulate Chuck Langmead who was named his successor. Bob Schroeder was named President - U.S. Consumer Foods, Al Anderson was promoted to Senior VP, and Karen Weatherholtz was promoted to Senior VP - Human Relations, in recognition of their superior performance and many accomplishments. We congratulate Ken Kelly who was promoted to VP&Controller. Additionally, Paul Beard has been named VP & General Manager of our Global Restaurant Division, Randy Hoff was promoted to VP & General Manager of McCormick Flavor Division, and Andy Fetzek was promoted to VP&General Manager for Frito Worldwide Division. Steve Donohue, formerly Director of Procurement for Kraft General Foods, has joined McCormick as VP - Strategic Sourcing.

     McCormick's performance in 1999 was among the best in the food industry. The results we expect to achieve for fiscal 2000 will again place us among the leaders in this group. Yet, as we begin our fiscal year, our stock valuation languishes along with that of most other food companies. We are in a period in which technology and other industries are attracting significant investment dollars. Given this environment, it is particularly important that McCormick continues to communicate our successes, build investors' confidence in our business and set aggressive goals for the future. In this way, we expect to build shareholder value and generate an improved return for our investors.

     We are proud of McCormick's 110-year history of providing customers with quality products and superior service. The Company is a respected leader in the food industry. Our innovation provides a competitive edge matching consumer needs with the right products at the right value. We are committed to the training, education and development of our employees whose dedication, hard work and winning spirit assure McCormick's future success.

     As we begin a new century, we see a world of opportunity. We will set challenging goals and strive to excel at everything we do every day. Through determination and flawless execution, we will be quick to react to market opportunities, flexible to adapt to constant change and mindful that enhancing shareholder value is our utmost priority. Our employees worldwide are energized by our future prospects, and I am confident McCormick will flourish. As a result of 1999's accelerated growth, we are well positioned to carry this momentum through 2000 and beyond.

/s/ Robert J. Lawless

ROBERT J. LAWLESS, CHAIRMAN, PRESIDENT & CEO

[PHOTO]

"THE POWER
-----------
     OF PEOPLE"

For nearly 70 years this phrase has resonated throughout McCormick. It's short and simple but speaks to the heart of the McCormick culture. In 1932, McCormick initiated Multiple Management, an enlightened business philosophy and system of participative management. Multiple Management encourages employee participation at all levels and sharing the rewards of success. It has been the cultural backbone of McCormick, providing a supportive environment to shape the careers of employees and sharpen the Company's competitive advantage.

     McCormick also promotes diversity. A natural partner with Multiple Management, diversity fosters respect for the distinctive qualities each of us possesses. Promoting diversity at McCormick is a critical element to the success of our business. In a global organization such as McCormick, new perspectives and skills brought by a diverse employee group hold great value. Additionally, we gain the competitive advantage of a firsthand understanding of our customers around the world.

     Through Multiple Management and diversity, the power of people is felt throughout McCormick. But the impact of our people also falls outside the walls of our business and influences the communities in which we live. McCormick has a long-standing commitment to be a benevolent and involved member of the community. Through both financial contributions and the active participation of employees, McCormick supports numerous causes that improve the quality of life in communities around the world where we have facilities. The community activity with the longest history for McCormick is our annual Charity Day, which began in 1941. Each year thousands of McCormick employees donate one day's pay to charity, and that contribution is matched by the Company. Charity Day is the most visible representation of our Company's history of community commitment. And it is one more key example of McCormick's power of people.

1999 NET SALES


AMERICAS     72%
EUROPE       23%
ASIA          5%

REPORT ON
------------
     OPERATIONS

CONSUMER BUSINESS

McCormick's consumer business manufactures and sells spices, herbs, extracts, proprietary seasoning blends, sauces and marinades to grocery, mass merchandise, drug and other retail outlets. We have consolidated operations in the U.S., Canada, El Salvador, United Kingdom, Switzerland, Finland, Australia and China. The Company has consumer joint ventures located in the U.S., Mexico, Philippines and Japan. Our consumer products are sold throughout the world. Worldwide net sales for McCormick's consumer businesses grew 7% in 1999 over 1998.

     As we invested more heavily in promotion and advertising, sales of our branded products outpaced the category in many markets. Operating income for worldwide consumer businesses grew 6% before special charges.

MARKET ENVIRONMENT

The market environment for McCormick's consumer products varies worldwide. In the U.S., overall spice usage is up, and consumers are seeking new and bolder tastes. Although many people use prepared foods and eat out, a PARADE MAGAZINE survey published in November, 1999 reports that 75% of families polled eat dinner together at least four nights a week. A study conducted by National Panel Diary indicates that 70% of all meals are prepared at home, and a Canned Food Association Survey reports that 51% of women 18 to 64 actually "scratch-cook" meals six times a week.

     Equally encouraging is the 1% increase in spice and seasoning sales volume through U.S. grocery outlets in 1999. This reverses the downward trend of the last five years in the U.S. In the Company's international markets for spices and seasonings, 1999 volumes also increased in Canada, Australia and China. In Europe this category was flat to slightly declining.

     Worldwide, the retail grocery industry continues to consolidate, creating larger customers. In many of our markets, the Company has multi-year contracts with customers to secure the shelf space for our products. McCormick's capabilities in category management and electronic data interchange, along with our high quality products and service, also forge a link to our increasingly larger customers. Our category management activity involves partnering with our customers to optimize the store shelf space allocated to spices, seasonings and our other product categories. In Canada, the retail grocery industry consolidation has benefited our business as retailers streamline suppliers through national procurement strategies.

KEY STRATEGIES

McCormick's strategies for our consumer businesses are aimed at growing branded sales volume in markets around the world.

     In the U.S., we continue to roll out the Quest program, a pricing and promotional initiative between McCormick and the customer. Quest prices most of our best-selling spice items and all of our dry seasoning mixes (DSM) to the customer, net of discounts and allowances, with the


               BRANDS
               ---------------------------------------

[LOGO]         McCormick-Registered Trademark-

[LOGO]         McCormick-Registered Trademark-

[LOGO]         Schilling-Registered Trademark-

[LOGO]         Produce Partners-Registered Trademark-

[LOGO]         Golden Dipt-Registered Trademark-

[LOGO]         Old Bay-Registered Trademark-

[LOGO]         Mojave-Registered Trademark-

[LOGO]         Club House-Registered Trademark-

[LOGO]         Schwartz-Registered Trademark-

[LOGO]         Aeroplane-Registered Trademark-

[LOGO]         Keen's-Registered Trademark-

objective to increase consumer sales. Using McCormick's category management capabilities, we are working with our customers to provide a wide variety of products at attractive pricing. This benefits our customers with higher volumes sold and the consumer with a better price value. At year end, nearly 75% of sales to our U.S. customers were invoiced under Quest. We are complementing category management efforts with targeted advertising, sampling and consumer promotions. This consumer support is aimed at those items for which we can build awareness, encourage trial and increase usage.

     Strong in-store promotion is a key element of growth in many markets. The U.K. is growing the Schwartz brand through promotional programs and product merchandising. In Canada, strong customer relationships allow us to obtain supplementary product placement in the pasta aisle, near the meat case and in other complementary store locations.

New products are meeting consumer interest in convenience, bold flavors and variety. In mid-1999, a new line of zesty products was introduced in the U.S. FLAVOR MEDLEYS is a line of four liquid seasoning blends with appealing, restaurant quality flavors like "Sun-dried Tomato & Basil." SPICE BLENDS is a line of three coarse ground, dry seasonings featuring flavors such as a "Monterey Style" blend of roasted garlic and red bell peppers. All seven varieties have gained shelf placement with more than 95% of our current customers in the U.S. McCormick is providing strong consumer advertising to encourage initial use of these products. Three dessert items, designed to add interest as consumers eat more fruits and vegetables, have been added to our Produce Partners line.

     McCormick also launched products in our international markets in 1999. Based on the success of "Italiano" and "Tex Mex" ONE STEP SEASONINGS in Canada, we introduced eight new flavors including "Parmesan and Herbs" and "Garlic Plus." Within five weeks of launching these items, we had achieved distribution of all eight items in nearly 90% of the Canadian retail trade.

     Our El Salvador operation launched "Delicia De Loroco," a mayonnaise combined with a developed flavor from the Salvadoran loroco flower.

     In Australia, McCormick is aligning product offerings and market support with consumer needs and preferences. New product introductions are a vital part of this strategy. New products, including a multiserve pack for the Aeroplane gelatin line, new DSMs and a reformulation and new packaging for the Keen's wet mustards, accounted for 7% of total 1999 consumer sales in Australia.

     In China, our seasoning mixes and dry soup mixes continue to grow as that market expands and as we develop and launch new flavors. Our liquid industrial production facility in Guangzhou has added several consumer products, including ketchup, jams and ice cream toppings.

[PHOTO]

AN INCREASED FOCUS ON NEW PRODUCTS BUILDS A PLATFORM
FOR THE GROWTH OF OUR CONSUMER BUSINESS. (SHOWN L-R)
CHRIS DEPIETRO, VP - TECHNOLOGY; MARK TIMBIE, VP & GM
OF PERIMETER PRODUCTS AND CONSUMER MARKETING; AND
BOB SCHROEDER, PRESIDENT - U.S. CONSUMER FOODS

PERFORMANCE HIGHLIGHTS

    - Promotions and advertising were directed to potential high growth items. In the U.S. we GREW THE GRILL MATES PRODUCT LINE 45% in 1999, following 30% growth the prior year. The LA GRILLE-Registered Trademark- line in Canada grew 35% in 1999 over 1998.

     - Our U.S. grocery market share of branded spice and seasoning products GREW NEARLY 2 PERCENTAGE POINTS IN 1999 due to the success of the Quest program, consumer advertising and the addition of new customers.

     - Through advertising and in-store display activity, Golden Dipt cocktail sauce is now the NUMBER ONE SELLING COCKTAIL SAUCE IN THE U.S.

     - We entered into a strategic alliance with a fresh herb company and are licensing the McCormick name and providing our distribution strength in the U.S. to support a line of fresh herbs. This alliance is a good point of entry for McCormick into a FAST GROWING, NICHE MARKET.

     - The success of the SCHWARTZ MAKE IT FRESH! line of fruit and vegetable sauces and seasonings increased our share of the U.K. dry seasoning market by 5 percentage points in 1999. Launched in 1998, this new product accounted for 10% of the Schwartz brand volume for 1999. Together with POTATO WEDGES-TM-, launched nearly three years ago, these NEW PRODUCTS NOW ACCOUNT FOR 17% OF SCHWARTZ VOLUME.

     - In Switzerland, we have improved the profitability of the consumer business by engaging one of the LEADING DISTRIBUTORS TO DEVELOP OUR BUSINESS.

     - More than 25 NEW PRODUCTS WERE INTRODUCED IN AUSTRALIA in 1999. Market share in the DSM category increased from 5% to 20% in less than two years as a result of new products and improvements to existing items.

[PHOTO]

IN THE UNITED KINGDOM, AUSTRALIA, CHINA AND CANADA,
NEW PRODUCTS FUELED IMPROVED SALES AND EARNINGS IN
1999. (SHOWN L-R) JOHN MOLAN, GROUP VP & MANAGING
DIRECTOR -  EUROPE AND ASIA; AND ALAN WILSON, PRESIDENT -
MCCORMICK CANADA

OPPORTUNITIES

In markets around the world, McCormick's consumer businesses will achieve future sales growth through new distribution, new products and increased sales of existing products. We will grow current market share through value pricing, promotion and advertising effectiveness and improved merchandising activity. In addition to these sales initiatives, steps were taken in 1999 which will improve the future returns from these businesses. Many of these actions occurred in our European operations, including the transition to a retail distributor in Switzerland and a workforce reduction in the U.K.

    In the U.S., we will complete the rollout of Quest to our customers and make further progress to improve the value of our product on the grocery shelf. The high quality new products launched in 1999 are receiving a strong level of sales and marketing support which increases our confidence that they will be successful.

    The U.K. is planning a relaunch of the Schwartz line of herbs and spices in the first quarter of 2000 with new products and a new display format. Canada is supporting its Club House brand with television, print, in-store and outdoor media which will reach 95% of consumers, 50+ times between September 1999 and November 2000. In Australia, a major new product initiative will be a grill and barbecue line of six dry seasonings and six versatile, wet paste seasonings. And in China, in addition to new products, our operation will expand its market reach to western China.


1999 NET SALES

AMERICAS       78%
EUROPE         15%
ASIA            7%



INDUSTRIAL BUSINESS

McCormick's industrial business supplies products worldwide to a significant majority of the top 100 food processors and to restaurant chains, distributors, warehouse clubs, and institutional operations, such as schools and hospitals. These products include spices, seasonings, condiments, coatings and compound flavors. While the McCormick name may not be on the food package, our flavor is in a wide range of snack foods, savory side dishes, desserts, beverages, confectionery items, cereals, baked goods and more.

    Net sales growth of 6% in 1999 was driven by new distribution gains with warehouse clubs, new industrial products and growth with broadline distributors. Excluding special charges, gross profit margin and operating income improved substantially as a result of this increased volume and a positive shift in product mix.

MARKET ENVIRONMENT

Consolidation is occurring in many areas of the industrial business with a variety of implications. Mergers between consumer product companies are resulting in actions to streamline suppliers. Those suppliers which offer a range of flavor solutions will have an advantage. While competitors are now beginning to move in this direction, McCormick already has a reputation for providing a broad range of products to meet our customers' flavor needs. In the U.S., the foodservice distributor channel is highly fragmented, but leaders such as Sysco and U.S. Foodservice continue to grow through acquisition and market initiatives. We have strong relationships with many of the leaders in this industry.

    Consumer interest in greater taste delivery, ethnic flavors and taste excitement are favorable trends for this part of our business. Whether a consumer is purchasing a meal from a quick service restaurant, a "white table cloth" restaurant, or a grocery product such as a frozen dinner, meal kit or other convenience item, McCormick is often part of the flavor. Customers are looking to suppliers like McCormick for more of the research and development of new products.

    For many years, McCormick has provided ingredients, such as basic herbs and whole and ground spices, to the food industry. Ingredients have become more of a commodity item as demand for more value-added products grows. This demand for value-added products stems from the consumer's insatiable appetite for new and different flavors. The cost of ingredients in 1999 was affected by fluctuating commodity markets, global political uncertainties and natural disasters. These factors have caused the ingredient markets in the U.S., U.K. and other locations to become more challenging. Proficiency in sourcing from locations around the world is an important capability in this part of the industrial business.

THE TECHNICAL INNOVATION CENTER IS MCCORMICK'S CENTRAL
DRIVER IN A GLOBAL NETWORK OF CREATIVITY AND PRODUCT
DEVELOPMENT. (SHOWN L-R) HAMED FARIDI,  VP - RESEARCH &
DEVELOPMENT; AND SILVIA KING, SENIOR SCIENTIST

[PHOTO]

KEY STRATEGIES

An important part of 1999's gross profit margin improvement came from a more profitable product mix. We are demonstrating our capabilities in the development of higher margin compound flavors to our existing customers as well as prospective customers. These compound flavors might be the fruit flavor in a sports beverage, the savory flavor for a rice side dish, or a vanilla flavor for a dessert. During 1999, McCormick developed compound flavors for a number of new products for industrial customers. Our customers have commercialized these products and are having success in marketing them to consumers.

    In 1998, McCormick formed the Global Industrial Group to provide a management structure which more closely aligns our organization with that of our global customers. To serve our customers, we have production capabilities in strategic markets worldwide. We will develop partnerships with local manufacturers in regions where McCormick does not have production facilities.

    The strength in our industrial business is due in large part to our focus on technical innovation. We use technology to develop consumer preferred products that meet the flavor needs of our customers. Through our advanced sensory capabilities and with the help of our culinary expertise, we are able to provide value-added products, services, technology and systems to help our customers meet the needs of their customers. We are solidifying relationships with customers while addressing the needs of the overall marketplace.

    Our industrial business is seeking to improve processes and practices worldwide to increase operating margins. Activity based costing has been developed and systematized to assign more accurately the costs to produce and deliver each of our products. Better costing leads to better pricing, allowing us to streamline product lines, segment customers, improve margins and be more competitive.

    Global sourcing is another avenue to improve business practices, reduce cost, and develop a better supply of products. Our global sourcing efforts include building upon existing joint ventures and strategic alliances, establishing new supply points for key commodities, direct purchase from source

INDUSTRIAL PRODUCTS
---------------------------

INGREDIENTS
- Spices and herbs
- Extracts, food colors
- Oleo resins

COATING SYSTEMS
- Batters
- Breaders
- Marinades, glazes and rubs

SEASONINGS
- Seasoning blends
- Salty snack seasonings
- Side dish seasonings
  (rice, pasta, potato)
- Sauces, gravies

CONDIMENTS
- Sandwich sauces
- Seafood cocktail sauces
- Salad dressings
- Flavored oils

COMPOUND FLAVORS
- Beverage flavors
- Dairy flavors
- Confectionery flavors
- Culinary flavors (savory)

[PHOTO]

MCCORMICK HAS ENJOYED SUCCESS IN SUPPLYING FLAVORINGS AND INGREDIENTS TO OTHER FOOD MANUFACTURERS AND RESTAURANT CHAINS. THE ODDS ARE GREAT THAT THE AVERAGE CONSUMER ENJOYS THE TASTE OF MCCORMICK AT LEAST ONCE A DAY. (SHOWN L-R) RANDY HOFF, VP & GM - MCCORMICK FLAVOR DIVISION; ANDY FETZEK, VP & GM - FRITO WORLDWIDE DIVISION AND PAUL BEARD, VP & GM - GLOBAL RESTAURANT DIVISION

countries, and in some cases, transferring production to source locations.

    In the U.K., the Company has consolidated three liquid production facilities into two. These facilities are primarily in support of our industrial business and will have a positive impact on our production costs and ability to price competitively in the future. Announced in 1999, this portion of the streamlining actions will be essentially complete as we begin 2000.

PERFORMANCE HIGHLIGHTS

     - In the U.S., sales of our COMPOUND FLAVORS GREW MORE THAN 20% in 1999, driven by successful new products for the beverage, dairy, confectionery and savory side dish categories.

     - In the U.S. and the U.K., we were successful in winning NEW SALES TO QUICK-SERVICE RESTAURANTS, particularly in condiments.

     - In addition to record sales and profits, McCormick was recognized as the INTERNATIONAL FOODSERVICE DISTRIBUTOR ASSOCIATION'S SUPPLIER OF THE YEAR FOR 1998. We continue to excel in service to our customers and have become a catalyst for their success in the marketplace.

     - McCormick gained further new distribution in the U.S. warehouse club channel with the ADDITION OF BJ'S WHOLESALE CLUB in 1999.

     - The DALLAS, TEXAS PLANT WAS EXPANDED, enabling us to meet the increased demand for dry seasoning products.

     - Streamlining actions were initiated in the U.K. which will improve profit margins and allow MORE COMPETITIVE PRICING in our industrial business.

     - In China, additional sales volume produced MARGIN GAINS IN OUR GUANGZHOU FACILITY which serves major fast food chains and also produces liquid consumer products.

[PHOTO]

ONE SOURCE OF MCCORMICK'S GROWTH IN 1999 WAS IN THE
COMMERCIAL KITCHEN. WE SELL TO THE "AWAY FROM HOME" MARKET AT
ALL LEVELS FROM FAST FOOD TO "WHITE TABLE CLOTH." (SHOWN L-R)
CHUCK LANGMEAD, VP & GM - FOOD SERVICE GROUP; A.C. GEORGE,
VP - SALES; AND ARLENE MURPHY, VP - SALES

OPPORTUNITIES

McCormick's ability to outperform competition with unwavering service, to deliver consumer preferred flavors and to closely align with industry leaders will drive growth in the industrial business.

    We continue to focus on growing our compound flavor business. We will demonstrate the strategic advantage that we can provide our customers through our breadth of products and technical expertise.

    In the U.S., we plan to launch BIG `N BOLD SPICE BLENDS-C- to our foodservice customers in 2000 and continue to explore the ethnic market with our line of authentic Mexican and Asian products. In Canada, we will offer a foodservice version of successful consumer products such as "Montreal Chicken" and selected ONE STEP SEASONINGS. We have entered into a three-year agreement with the prestigious Culinary Institute of America to provide ongoing culinary training to our U.S. sales and marketing staff. This is part of the Company's commitment to the development of our employees and will also benefit our customers. There is tremendous opportunity for growth into 2000 as we help our key distributor customers gain market share.

    In the U.K., a number of cost reduction actions were initiated in 1999 which will lower cost and improve our competitive position beginning in 2000.

    In all geographic areas, attention to production processes, product costing and pricing will continue to improve gross profit margins and customer service.

MCCORMICK'S PACKAGING BUSINESSES, SETCO AND TUBED PRODUCTS, SHOWED IMPROVED PERFORMANCE IN 1999. (SHOWN L-R) DON PARODI, PRESIDENT - SETCO, INC.; AND HARVEY CASEY, PRESIDENT - TPI.

[PHOTO]

PACKAGING BUSINESS

McCormick's packaging group manufactures and markets plastic bottles and tubes for food, personal care and other industries. Our packaging business improved in 1999, with net sales growth of 7% and an operating income increase of 6%, excluding special charges.

MARKET ENVIRONMENT

In 1998, our packaging business was adversely affected by decreased sales to our customers who market into Asia. A milder winter in the U.S. also created softness in demand for skin care products, a major use of our packaging. Today, the market is recovering from the economic crisis in Asia, and sales of our packaging products have improved. However, the outlook for demand is relatively level and excess capacity in the bottle and tube industry creates a very competitive environment.

KEY STRATEGIES

McCormick's strategy in 1998 was to defend market share in spite of margin pressure, thereby preserving a base for future growth in 1999. Growth in 1999 was achieved as the Asian economy recovered and as new products gained customer acceptance.

    We will continue to seek new packaging opportunities. A line for vitamin and generic drug applications has been developed which is superior to what our competitors currently offer in design and functionality. We are working with another manufacturer to support their newly patented "senior friendly" closure system.

    A primary focus of McCormick's tube business is cost reduction. The Oxnard, California facility constructed in 1998 is operating efficiently and developing plans to automate the packing of finished goods.

PERFORMANCE HIGHLIGHTS

     - Higher plant throughput, the new tube production facility in Oxnard, California and a concerted cost reduction effort in all packaging plants significantly INCREASED GROSS PROFIT MARGIN AND INCREASED OPERATING INCOME BY 6%, excluding special charges.

     - McCormick's bottle manufacturing operation AVOIDED A $3,000,000 INVESTMENT IN NEW CAPITAL by reconfiguring existing equipment to produce new, higher quality plastic vitamin packs.

OPPORTUNITIES

McCormick's track record in innovation, superior quality and service reinforces our leadership position in the manufacture of highly decorated tubes and bottles. Our ability to innovate will open up opportunities for new uses and new markets for our products.

    We made significant strides in operating income improvement in 1999. Higher plant volumes, additional automation and process improvement will continue to increase returns from our packaging business.


                                               GOAL       ACHIEVED
------------------------------------------------------------------
NET SALES GROWTH                               5-7%            6.7%

GROSS PROFIT MARGIN                           35.5%           35.8%(1)
(1998 GROSS PROFIT MARGIN was 34.5%)

EARNINGS PER SHARE GROWTH                    12-15%           18.2%(1)


(1) EXCLUDES SPECIAL CHARGES. SEE FINANCIAL HIGHLIGHTS ON PAGE 2.

SUMMARY OF PERFORMANCE

Early in 1999, McCormick set specific financial goals for sales, gross profit margin and earnings per share. Each of these goals was met for fiscal year 1999.

     The net sales growth and gross profit margin improvement goals were achieved by success in each of our three business segments: consumer, industrial and packaging. A portion of this increased gross profit was reinvested in marketing and cost reduction programs. Interest expense was reduced by $4.5 million through a combination of lower debt levels and lower interest rates.

    The Company also had improved results in our joint venture operations, particularly in Mexico and Japan. These two operations were areas of particular focus as we began our year and we dedicated specific management resources to their improvement. Our Signature Brands joint venture concluded a year of strong performance and recently acquired the PAAS-Registered Trademark- brand of egg decorating products. This line of specialized holiday items fits well with Signature's cake decorating business. In total, income from unconsolidated operations more than doubled from $6.2 million in 1998 to $13.4 million in 1999.

     In March 1999, the Company completed a share repurchase authorization totaling 10 million shares. Based on the strong cash flow generated from operations, the Board of Directors authorized a new share repurchase of $250 million. At November 30, 1999, 1.5 million shares had been repurchased under this new program and $204 million remains available for future repurchase. We expect this current authorization to continue into 2002.

     Excluding the impact of special charges, 1999 net income increased $16.4 million, which was 15.6% over 1998. This result, together with the reduction in shares outstanding, led to earnings per share growth of 18.2%, excluding special charges.

     A goal was set for each operating unit early in 1999 to reduce working capital, specifically inventory and receivables. The goals were based on benchmarking each business against industry peers and were incentive driven. Through supply chain initiatives, more effective receivables collection and other process improvements, many operating units are reducing working capital. McCormick's average inventory balance over the last 12 months dropped from $270 million in 1998 to $257 million in 1999 and inventory turnover increased 9.6%. Average days to collect accounts receivable decreased by one day.

[PHOTO]

GORDON STETZ (FOREGROUND), VP - ACQUISITIONS & FINANCIAL PLANNING, MEETS WITH THE EXECUTIVE COMMITTEE THROUGHOUT THE YEAR TO DISCUSS LONG-TERM STRATEGIES. MCCORMICK'S EXECUTIVE COMMITTEE: (SHOWN L-R) BOB LAWLESS, CHAIRMAN, PRESIDENT & CEO; FRAN CONTINO, EXECUTIVE VP & CFO; BOB DAVEY, PRESIDENT - GLOBAL INDUSTRIAL GROUP, AND CARROLL NORDHOFF, EXECUTIVE VP.

     Working capital management and other balance sheet controls, together with the net income generated, grew economic value added (EVA) in 1999. EVA is a comprehensive measure of shareholder value which McCormick defines as net income from operations, excluding interest, in excess of a capital charge for average capital employed. EVA rose by $9.2 million, from $33.1 million at the end of 1998 to $42.3 million for 1999.

     The Company is pleased with the superior results of 1999, and actions are underway to further improve gross profit margins and working capital. In all segments of our business, top line sales growth will be achieved through new products and new distribution in the U.S. and growth in our international markets. We are seeking acquisition opportunities to build profitably on our core food businesses. McCormick has excellent opportunities for growth and the creation of shareholder value into 2000 and beyond.


  (millions)               1999                1998             1997
------------------------------------------------------------------------
------------------------------------------------------------------------
  NET SALES
  Consumer             $      896.2       $      836.4       $      804.8
  Industrial                  941.0              885.9              816.3
  Packaging                   169.7              158.8              179.9
------------------------------------------------------------------------
                       $    2,006.9       $    1,881.1       $    1,801.0
------------------------------------------------------------------------
------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION
-----------------------
           AND ANALYSIS

OVERVIEW

For 1999, the Company reported net income of $103.3 million or $1.43 of diluted earnings per share compared to $103.8 million or $1.41 of diluted earnings per share in 1998. During 1999, the Company recorded special charges related to streamlining operations and an actuarial change. Excluding the impact of special charges, net income on a comparable basis was $121.7 million or $1.69 of diluted earnings per share in 1999 compared to $105.3 million or $1.43 of diluted earnings per share last year.

     The Company realized improved financial performance throughout its global operations. In 1999, sales and operating income, excluding special charges, in each business segment improved versus the prior year. New distribution and new products favorably impacted sales growth in the consumer and industrial segments, while the packaging segment benefited from improved market conditions. Each segment also experienced improvements in gross profit margin and operating income, excluding special charges. In addition, improved working capital management reduced interest expense, while the Company's unconsolidated operations achieved a record financial performance in 1999.

RESULTS OF OPERATIONS - 1999 COMPARED TO 1998

Sales from consolidated operations increased 6.7% to $2.0 billion in 1999. Excluding the unfavorable effect of foreign currency exchange rates, primarily in the U.K., sales grew nearly 8%. Sales improvements, which were realized in all business segments, were primarily volume-related. Unit volume increased nearly 8%, while the combined effects of price and product mix were slightly unfavorable compared to 1998. The net impact of business disposals and acquisitions decreased sales by .4%. Sales growth in the consumer segment was primarily due to volume growth in the U.S. Promotional and marketing programs, distribution gains and new product launches increased volumes in this market. The Company's industrial segment was also favorably impacted by volume growth. New distribution gains with warehouse clubs, new products and broadline distributor growth increased U.S. sales. Increased industrial sales throughout Asia were partially offset by reduced volumes in the U.K. In the packaging segment, volume growth due to improved market conditions was partially offset by the combined effect of price and product mix.

     Sales from unconsolidated operations in 1999 were up 10.0% versus 1998, primarily due to increases in our McCormick de Mexico and Signature Brands joint ventures.

     Gross profit margin, excluding special charges, increased to 35.8% in 1999 from 34.5% in 1998. Each segment experienced improvement over the previous year. Gross profits were favorably impacted by volume growth in the higher margin consumer segment, primarily in the U.S. Promotional and marketing programs and new product launches in the consumer segment grew sales of branded products throughout the world. Our industrial business in the U.S. experienced increased sales of higher margin compound flavor products and new distribution gains, which were partially offset by margin decreases in ingredient sales. Improved operating efficiencies and product mix improved margins in the U.K. industrial business, while increased volumes benefited our industrial businesses in Asia. In the packaging segment, increased volumes and improved operating efficiencies increased gross profit margin over 1998.

     Selling, general and administrative expenses were higher in 1999 than 1998 on both a dollar basis and as a percentage of sales. The dollar increase is primarily due to expenditures in support of higher sales and income levels, including promotional spending, incentive-based employee compensation and research and


(millions)                  1999       1998        1997
------------------------------------------------------------------------
------------------------------------------------------------------------
OPERATING INCOME

Consumer                  $125.3     $126.5      $103.8

Industrial                  63.0       62.7        71.6

Packaging                   22.2       17.5        18.2
------------------------------------------------------------------------
Combined segments(1)      $210.5     $206.7      $193.6
------------------------------------------------------------------------
------------------------------------------------------------------------

OPERATING INCOME, EXCLUDING SPECIAL CHARGES (CREDITS)

Consumer                  $136.5     $129.0      $108.7

Industrial                  73.8       61.3        59.0

Packaging                   19.8       18.7        22.8
------------------------------------------------------------------------
Combined segments(1)      $230.1     $209.0      $190.5
------------------------------------------------------------------------
------------------------------------------------------------------------


(1) Excludes impact of general corporate expenses included as Corporate & Eliminations in Note 12 in the Notes to Consolidated Financial Statements.

                          95        96       97       98       99
                         ----      ----     ----     ----     ----
GROSS PROFIT MARGIN      34.5%     34.9%    34.9%    34.5%    35.7%

development. Professional service expenses in support of the Company's process reengineering effort also increased in 1999.

     Operating income margin, excluding special charges, was 9.8% in 1999 and 1998.

     Interest expense decreased in 1999 versus 1998 due to a combination of lower average debt levels and lower interest rates.

     Other income decreased in 1999 as compared to 1998. Income from the three-year non-compete agreement with Calpine Corporation, entered into as a part of the 1996 sale of Gilroy Energy Company, Inc., decreased from $7.0 million in 1998 to $4.6 million in 1999, the last year of the agreement.

     Due to the impact of certain nondeductible expenses related to the special charges, the effective tax rate was 40.1% for 1999, compared to 36.0% in 1998. Excluding the impact of the special charges, the effective tax rate for 1999 was 35.9%.

     Income from unconsolidated operations increased in 1999 versus 1998, primarily due to improved operating performance at our Mexican and Japanese joint ventures. In addition, the Company was negatively impacted in 1998 by translation losses from the devaluation of the Mexican peso in accordance with hyper-inflationary accounting rules. As of January 1, 1999, Mexico was no longer considered a hyper-inflationary economy.

RESULTS OF OPERATIONS - 1998 COMPARED TO 1997

Sales from consolidated operations increased 4.4% to $1.9 billion in 1998. The combined effects of price and product mix increased sales by 3.4% as compared to 1997, while unit volume increased 1.8%. The effect of foreign currency exchange rate changes, primarily in our Australian and Canadian operations, decreased sales by .9% when compared to 1997. Sales improvements, which were realized in all major operating groups except the packaging segment, were primarily due to a combination of price and mix changes and volume increases in the consumer and industrial segments, primarily in the U.S. Sales increases in the consumer business in the U.S. were primarily product mix related and were favorably impacted by improved performance in the branded DSM and spice and herb businesses. Growth initiatives, including the relaunch of the DSM line and the Quest marketing program, contributed to this success. Although volumes for the consumer business in the U.S. were up only slightly for the year, distribution gains announced during the first half of 1998, combined with these growth initiatives, resulted in higher volume growth during the last six months of the year. Within the industrial segment, food service sales in the U.S. were favorably impacted by volume growth, principally due to new distribution. Product price changes, primarily to cover raw material cost increases, increased net sales in the industrial business in the U.S. Sales increases within Europe were the result of a combination of favorable price and product mix changes and currency exchange translations. Weak demand for customers' products in Asian countries as well as general market softness, principally for plastic tubes, contributed to volume declines in the packaging segment.

                         95         96        97         98       99
                        ----      -----     -----      -----    -----
CASH FLOWS FROM
OPERATIONS
IN MILLIONS             59.4      201.7     181.2      144.0    229.3


     Sales from unconsolidated operations in 1998 were down slightly versus 1997. Increases in sales from Signature Brands and our Mexican joint venture were offset by decreases due to foreign currency translation, primarily at the Company's Japanese affiliates.

     Gross profit margin decreased to 34.5% in 1998 from 34.9% in 1997. Raw material pricing pressures, primarily for black pepper, were felt throughout the Company. Product and customer mix issues negatively impacted margins within the industrial business in the U.S., while decreased volume in the packaging segment reduced efficiencies. Margins were also negatively impacted, primarily in Australia and Canada, by adverse foreign exchange effects on raw material costs. These were partially offset by continued gross profit improvements in the consumer business in the U.S. due to a favorable product mix.

     Selling, general and administrative expenses were higher in 1998 than 1997 on a dollar basis, but were down slightly as a percentage of sales. The dollar increase was mainly due to increased promotional and advertising spending within the consumer business in the U.S., partially offset by lower incentive-based employee compensation costs.

     Operating income margin, excluding special charges (credits), increased to 9.8% in 1998 from 9.3% in 1997.

Interest expense was up slightly in 1998 versus 1997 as higher average debt levels were partially offset by lower interest rates.

     Other income decreased in 1998 as compared to 1997. Income from the three-year non-compete agreement with Calpine Corporation decreased to $7.0 million in 1998 from $8.0 million in 1997.

     The Company's effective tax rate was 36.0% in 1998 compared to 37.0% in 1997. This decrease was primarily due to various U.S. and international tax initiatives.

     Income from unconsolidated operations decreased in 1998 versus 1997 mainly due to our Mexican joint venture, which realized translation losses from the devaluation of the Mexican peso in accordance with hyper-inflationary accounting rules. The Company also experienced earnings declines in its Japanese joint ventures.

FINANCIAL CONDITION

Continued strong cash flows from operations enabled the Company to fund operating projects and investments designed to meet our growth objectives, continue share repurchase programs and reduce debt levels.

     In the Consolidated Statement of Cash Flows, cash provided by operating activities increased from $144.0 million in 1998 to $229.3 million in 1999. The increase is primarily due to changes in working capital components. Inventory levels were favorably impacted by increased net sales and additional focus on supply chain management. Cash outflows related to prepaid allowances were favorably impacted by the timing of customer contract renewals and distribution gains which occurred primarily in the first half of 1998.

     Investing activities used cash of $45.9 million in 1999 versus $62.6 million in 1998. Capital expenditures decreased versus last year primarily because 1998 included a project to consolidate facilities in our packaging segment. Acquisitions of businesses in 1998 included the purchase of a line of wet and dry mustards, curry powders and various meal lines in Australia and Canada marketed under the Keen's and Rice-a-Riso-Registered Trademark- brand names.

     Financing activities used cash of $188.5 million in 1999 versus $77.0 million in 1998. In early 1999, the Company purchased 1.1 million shares, completing its 1996 share repurchase program. In March 1999, the Company announced a new repurchase program to buy back up to $250 million of the Company's outstanding stock from time to time in the open market. The Company purchased an additional 1.5 million shares under this program in 1999. In total, the Company purchased 2.6 million shares in 1999 and 2.0 million shares in 1998.

                            95        96       97        98        99
                           ----      ----     ----      ----      ----
Debt to Total Capital      55.5%     47.1%    50.3%     51.6%     47.2%



     Dividend payments increased to $48.7 million in 1999, up 4% compared to $46.9 million in 1998. Dividends paid in 1999 totaled $.68 per share, up from $.64 per share in 1998. In December 1999, the Board of Directors approved a 12% increase in the quarterly dividend from $.17 to $.19 per share. Over the last 10 years, dividends have increased 12 times and have risen at a compounded annual rate of 15%.

     The Company's ratio of debt to total capital was 47.2% as of November 30, 1999, a decrease from 51.6% at November 30, 1998. The decrease was due primarily to improved cash provided by operating activities, partially offset by the effect of the share repurchase program.

     Management believes that internally generated funds and existing sources of liquidity are sufficient to meet current and anticipated financing requirements over the next 12 months.

SPECIAL CHARGES

During 1999, the Company announced plans to streamline operations. The streamlining actions, primarily focused on our European operations, are consistent with the Company's strategies to improve gross profit margins, simplify operations, improve underperforming units and achieve growth through new products, new distribution and acquisitions. In addition, the Company announced a change in the actuarial method used to estimate pension expense. As a result, the Company recorded special charges of $19.0 million ($18.4 million after-tax or $0.26 per share) in 1999. Of this amount, $18.0 million was classified as special charges and $1.0 million as cost of goods sold in the Consolidated Statement of Income.

     The Company recorded special charges of $26.7 million ($23.2 million after-tax or $0.32 per share) associated with the plan to streamline operations. The Company announced actions to consolidate certain U.K. facilities, improve efficiencies within previously consolidated European operations and realign operations between the U.K. and other European locations. Specific actions under this plan include: the closure of the Oswaldtwistle facility, one of three liquid manufacturing operations in the U.K.; streamlining manufacturing and administrative functions at the recently consolidated European operations; realignment of operations between the U.K. and other European locations; and system and process improvements throughout the Company's global operations.

     The major components of the special charges include workforce reductions, building and equipment disposals, write-downs of intangible assets and other related exit costs. In total, the streamlining actions will result in the elimination of approximately 300 positions, primarily outside the U.S. Asset write-downs were recorded as a direct result of the Company's decision to exit facilities, businesses or operating activities. Other exit costs consist primarily of employee and equipment relocation costs, lease exit costs and consulting fees, some of which will be recognized as incurred.

     In its entirety, expenses associated with the streamlining actions are expected to total $29.3 million. This includes amounts recognized in 1999 and future expenses which could not be accrued, but will be expensed as the actions are implemented. It is expected that $1.5 million of the future expenses will be classified as cost of goods sold or selling, general and administrative expense.

     The Company expects these actions will be completed in 2000 and will require net cash outflows of $7.9 million in total, of which $4.6 million was incurred in 1999. Beginning in 2000, these actions are expected to generate $6 million in annual after-tax savings. A portion of these savings will be reinvested in programs to generate growth opportunities.

     In addition, the Company changed its actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense. This modification resulted in a one-time special credit of $7.7 million ($4.8 million after-tax or $0.07 per share) recorded

                                       95      96       97        98      99
                                      ----    ----     ----      ----    ----
Capital Expenditures (in millions)
 Capital Expenditures                 82.1    74.7     43.9      54.8    49.3
 Depreciation                         56.3    57.9     43.9      49.9    52.5


in the second quarter of 1999. While this change better represents the amount of ongoing pension expense, the new method will not have a material impact on the Company's results of operations and financial condition.

     During previous years, management reassessed the global strategic direction of the Company and conducted a portfolio review of its business to increase focus on core businesses and improve its cost structure. During 1998 and 1997, the Company completed special projects related to the consolidation of manufacturing facilities, reduction of administrative staff and divestiture of non-core businesses undertaken in these initiatives. Due to the net impact of estimate changes, project modifications and the recognition of project expenses not accruable in previous years, the Company recorded special charges (credits) of $2.3 million and $(3.2) million in 1998 and 1997, respectively. In 1998, the realignment of several overseas operations resulted in losses less than originally anticipated, and the Company discontinued its manufacturing operations in Venezuela. In 1997, the agreement in principle to dispose of an overseas food brokerage and distribution business was not consummated, and the Company streamlined the food brokerage and distribution business and closed a U.S. packaging plant.

Refer to Note 2 in the Notes to Consolidated Financial Statements for further information.

DISCONTINUED OPERATIONS

In 1996, the Company sold substantially all the assets of Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. Based on the settlement of the contract terms, the Company recognized income from discontinued operations, net of income taxes, of $1.0 million in 1997.

MARKET RISK SENSITIVITY

The Company utilizes derivative financial instruments to enhance its ability to manage risk, including foreign exchange and interest rate exposures which exist as part of its ongoing business operations. The Company does not enter into contracts for trading purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with Notes 4 and 5 to the Consolidated Financial Statements.

FOREIGN EXCHANGE RISK -- The Company is exposed to fluctuations in foreign currency cash flows primarily related to raw material purchases. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. dollars. Primary exposures include the U.S. dollar versus functional currencies of the Company's major markets (British pound, Australian dollar, Canadian dollar, Mexican peso, Japanese yen and Chinese RMB). The Company enters into forward and option contracts to manage foreign currency risk.

     The adjacent table summarizes the foreign currency exchange contracts held at November 30, 1999. All contracts are valued in U.S. dollars using year-end 1999 exchange rates and have been designated as hedges of firm commitments or anticipated transactions with a maturity period of less than one year.

                                           AVERAGE
                            NOTIONAL     CONTRACTUAL      FAIR
  CURRENCY    CURRENCY       VALUE      EXCHANGE RATE     VALUE
    SOLD      RECEIVED     (millions)     (fc/USD)      (millions)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
FOREIGN CURRENCY EXCHANGE CONTRACTS
    GBP          USD       $22.9           .61          $ .3
    CAN          USD        13.0          1.47             -
    USD          CHF         0.5          1.47             -
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Note: At November 30, 1998, the Company had foreign currency exchange contracts for GBP, AUD, CAN and MXP with a notional value of $40.7 million, all of which matured in 1999.

                                  95       96        97        98        99
                                 ----     ----      ----      ----      ----
DIVIDENDS PAID PER SHARE         0.52     0.56      0.60      0.64      0.68


DIVIDENDS HAVE BEEN PAID
EVERY YEAR SINCE 1925

INTEREST RATE RISK -- The Company's policy is to manage interest cost using a mix of fixed and variable debt. The Company uses interest rate swaps to achieve a desired proportion. The table that follows provides principal cash flows and related interest rates by fiscal year of maturity at November 30,1999. The principal cash flows and related interest rates at November 30, 1998 were similar to those presented below. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at November 30, 1999.


                                   YEAR OF MATURITY
(millions)                2000      2001      2002      2003   THEREAFTER   TOTAL   FAIR VALUE
-----------------------------------------------------------------------------------------------
DEBT
Fixed rate                 $7.7    $85.2       $.5      $.4     $155.3     $249.1     $254.7
Average interest rate      9.00%    8.81%     3.01%     .99%      7.93%
-----------------------------------------------------------------------------------------------
Variable rate             $92.9        -         -        -          -      $92.9      $92.9
Average interest rate      5.99%       -         -        -          -       5.99%
-----------------------------------------------------------------------------------------------

Note: The variable interest on commercial paper which will be used to retire the $74.8 million, 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during the period.

COMMODITY RISK -- The Company purchases certain raw materials which are subject to price volatility caused by weather and other unpredictable factors. While future movements of raw material costs are uncertain, a variety of programs, including periodic raw material purchases and customer price adjustments help the Company address this risk. Generally, the Company does not use derivatives to manage the volatility related to this risk.

YEAR 2000

The Year 2000 (Y2K) issue is the result of computer programs written using two digits (rather than four) to define the applicable year. Without corrective actions, programs with date-sensitive logic may recognize "00" as 1900 rather than 2000. This could result in miscalculations or system failures, significantly impacting our business operations.

    The Company's work on the Y2K compliance program officially began in 1996. A Corporate project team, working with outside consultants, developed a process to identify and correct Y2K issues on all information technology (IT) platforms and non-IT systems. In addition, all operating units have undertaken Y2K initiatives with direction from the Corporate project team. As a result of this process, the Company inventoried and assessed all systems and developed remediation programs where necessary for all business-critical information technology applications. A similar program was also developed for non-IT systems. The Company completed its remediation and testing work in 1999.

    In order to mitigate the risk of internal business-critical computer systems failure, the Company conducted extensive testing, verification and validation efforts. These efforts, which included program and systems testing, simulated operations in the year 2000. In addition, a review of the remediation process and program code by independent third parties was completed, and contingency plans, including system continuity plans, were developed in 1999.

                                    McC          SP FOOD     SP 500
                                  -------       ---------    ------
Total Shareholder Return
 (includes dividends)
    One year                       (1.9)%         (19.0)%      20.9%
    Three years                    11.6%            7.0%       24.3%
    Ten years                      12.2%           12.4%       17.8%




     In order to mitigate the risk of noncompliant external system failure, the Company identified and contacted critical suppliers, customers and other third parties to determine their stage of Y2K readiness. For certain third parties with key system connections, interface testing was performed. The Company developed contingency plans to mitigate potential disruptions to the Company's operations. These included action plans to address system failures by third parties, such as securing alternate sources of materials and developing backup systems to ensure internal communications were not impacted by external disruptions affecting voice and data transmission. The Company completed its contingency plans in the fourth quarter of 1999.

     A Company-wide Y2K readiness program was developed to educate all employees on the risks associated with the Y2K changes. These include risks associated with third-party transactions or the Company's internal processes. The Y2K readiness program was in place throughout the Company at the end of 1999.

     Since the compliance program began, the Company has incurred approximately $12.0 million in expenses, including consulting fees, internal staff costs and other expenses. The Company has also procured replacement systems that, in addition to being Y2K compliant, provide enhanced capability to benefit future operations.

     The Company has not experienced significant Y2K issues subsequent to 1999's fiscal year end. Although the Company believes it has taken the appropriate steps to address Y2K readiness, there is no guarantee that the Company's efforts will prevent a material adverse impact on the results of operations and financial condition.

FORWARD-LOOKING INFORMATION

Certain statements contained in this report, including those related to future operating results, position eliminations, cash requirements and savings related to the special charges, expected Y2K readiness and cost, the impact of accounting and disclosure changes, capital spending, the share repurchase program, the holding period and market risks associated with financial instruments, the impact of foreign exchange fluctuations and the adequacy of internally generated funds and existing sources of liquidity are "forward-looking statements" within the meaning of Section 21E of the Securities and Exchange Act of 1934. Forward-looking statements are based on management's current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Operating results could be materially affected by external factors such as: actions of competitors, customer relationships, market acceptance of new products, actual amounts and timing of special charge items, including severance payments, removal and disposal costs and final negotiation of third-party contracts, third party Y2K readiness, the impact of stock market conditions on the share repurchase program, fluctuations in the cost and availability of supply-chain resources and global economic conditions, including interest and currency rate fluctuations and inflation rates.

CONSOLIDATED STATEMENT OF INCOME


FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS EXCEPT PER SHARE DATA)           1999                1998                1997
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $   2,006.9         $   1,881.1         $    1,801.0
Cost of goods sold                                                       1,289.7             1,232.2              1,172.4
---------------------------------------------------------------------------------------------------------------------------

Gross profit                                                               717.2               648.9                628.6
Selling, general and administrative expense                                522.3               463.8                461.0
Special charges (credits)                                                   18.0                 2.3                 (3.2)
---------------------------------------------------------------------------------------------------------------------------

Operating income                                                           176.9               182.8                170.8
Interest expense                                                            32.4                36.9                 36.3
Other (income) expense, net                                                 (5.5)               (6.6)                (7.8)
---------------------------------------------------------------------------------------------------------------------------

Income from consolidated continuing operations
  before income taxes                                                      150.0               152.5                142.3
Income taxes                                                                60.1                54.9                 52.6
---------------------------------------------------------------------------------------------------------------------------

Net income from consolidated continuing operations                          89.9                97.6                 89.7
Income from unconsolidated operations                                       13.4                 6.2                  7.7
---------------------------------------------------------------------------------------------------------------------------

Net income from continuing operations                                      103.3               103.8                 97.4
Income from discontinued operations, net of
  income taxes                                                                 -                   -                  1.0
---------------------------------------------------------------------------------------------------------------------------

Net income                                                           $     103.3        $     103.8         $        98.4
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


EARNINGS PER COMMON SHARE - BASIC
Continuing operations                                                $      1.45        $      1.42         $        1.29
Discontinued operations                                                        -                  -                   .01
---------------------------------------------------------------------------------------------------------------------------

Total earnings per share - basic                                     $      1.45        $      1.42         $        1.30
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


EARNINGS PER COMMON SHARE - ASSUMING DILUTION
Continuing operations                                                $      1.43        $      1.41         $        1.29
Discontinued operations                                                        -                  -                   .01
---------------------------------------------------------------------------------------------------------------------------

Total earnings per share - assuming dilution                         $      1.43        $      1.41         $        1.30
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 29 - 36.

CONSOLIDATED BALANCE SHEET


AT NOVEMBER 30 (MILLIONS)                                                         1999                            1998
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                                     $    12.0                       $   17.7
Receivables, less allowances of $3.8 for 1999
  and $4.0 for 1998                                                               213.9                          212.8
Inventories                                                                       234.2                          250.9
Prepaid expenses and other current assets                                          26.1                            7.2
Deferred income taxes                                                               4.4                           15.2
---------------------------------------------------------------------------------------------------------------------------
  Total current assets                                                            490.6                          503.8
---------------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                                363.3                          377.0
Intangible assets, net                                                            142.8                          160.9
Prepaid allowances                                                                109.3                          143.7
Investments and other assets                                                       82.8                           73.7
---------------------------------------------------------------------------------------------------------------------------
  Total assets                                                                $ 1,188.8                       $1,259.1
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Short-term borrowings                                                         $    92.9                       $  139.1
Current portion of long-term debt                                                   7.7                           24.5
Trade accounts payable                                                            148.8                          145.9
Other accrued liabilities                                                         221.2                          208.5
---------------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                       470.6                          518.0
---------------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                    241.4                          250.4
Deferred income taxes                                                               3.8                            4.2
Other long-term liabilities                                                        90.6                           98.4
---------------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                               806.4                          871.0
---------------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common stock, no par value; authorized 160.0
  shares; issued and outstanding: 1999 - 8.9 shares,
  1998 - 9.7 shares                                                                49.8                           49.0
Common stock non-voting, no par value; authorized
  160.0 shares; issued and outstanding: 1999 - 61.5
  shares, 1998 - 62.8 shares                                                      124.0                          120.0
Retained earnings                                                                 242.8                          262.3
Accumulated other comprehensive income                                            (34.2)                         (43.2)
---------------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                      382.4                          388.1
---------------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                  $ 1,188.8                       $1,259.1
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 29 - 36.

CONSOLIDATED STATEMENT OF CASH FLOWS


FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS)                                 1999                1998                1997
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                           $     103.3        $      103.8         $      98.4
Adjustments to reconcile net income to net cash provided by
  operating activities
    Special charges (credits)                                               19.0                 2.3                (3.2)
    Depreciation and amortization                                           57.4                54.8                49.3
    Deferred income taxes                                                    9.3                 2.0                18.9
    Other                                                                    1.6                 (.3)                2.9
    Income from unconsolidated operations                                  (13.4)               (6.2)               (7.7)
    Changes in operating assets and liabilities
      Receivables                                                           (2.1)                1.6                (4.2)
      Inventories                                                           16.0                (1.7)              (13.7)
      Prepaid allowances                                                    34.6               (13.1)               18.1
      Trade accounts payable                                                 3.2                (2.4)                (.6)
      Other assets and liabilities                                          (7.6)               (6.6)               13.5
Dividends received from unconsolidated affiliates                            8.0                 9.8                 9.5
---------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                229.3               144.0               181.2
---------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisitions of businesses                                                   -                  (8.9)               (3.3)
Capital expenditures                                                       (49.3)              (54.8)              (43.9)
Proceeds from sale of assets                                                 3.0                 3.0                 3.8
Other                                                                         .4                (1.9)               (3.3)
---------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                    (45.9)              (62.6)              (46.7)
---------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Short-term borrowings, net                                                 (46.4)               27.5                16.1
Long-term debt borrowings                                                     .3                 9.0                  .6
Long-term debt repayments                                                  (24.3)              (17.7)              (12.2)
Common stock issued                                                         11.6                14.1                 7.0
Common stock acquired by purchase                                          (81.0)              (63.0)             (111.2)
Dividends paid                                                             (48.7)              (46.9)              (45.5)
---------------------------------------------------------------------------------------------------------------------------
  Net cash used in financing activities                                   (188.5)              (77.0)             (145.2)
---------------------------------------------------------------------------------------------------------------------------

Effect of exchange rate changes on cash and cash equivalents                 (.6)                (.2)                1.8
---------------------------------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and cash equivalents                            (5.7)                4.2                (8.9)
Cash and cash equivalents at beginning of year                              17.7                13.5                22.4
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $      12.0        $       17.7         $      13.5
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------

         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 29 - 36.

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY


                                                          Common                               Accumulated
                                              Common      Stock       Common                      Other         Total
                                               Stock    Non-Voting    Stock       Retained    Comprehensive Shareholders'
(MILLIONS EXCEPT PER SHARE DATA)              Shares      Shares      Amount      Earnings       Income        Equity
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1996                       11.5         66.7    $   161.0    $   313.8    $   (24.8)   $   450.0
Comprehensive income:
  Net income                                                                            98.4                      98.4
  Currency translation adjustments                                                                   (5.8)        (5.8)
                                                                                                             --------------
Comprehensive income                                                                                              92.6
                                                                                                             --------------
Dividends paid ($.60/share)                                                            (45.5)                    (45.5)
Shares purchased and retired                      (.3)        (4.2)        (8.6)      (102.6)                   (111.2)
Shares issued                                      .1           .2          7.0                                    7.0
Other                                                                                     .2                        .2
Equal exchange                                   (1.1)         1.1                                                 -
---------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997                       10.2         63.8    $   159.4    $   264.3    $   (30.6)   $   393.1
Comprehensive income:
  Net income                                                                           103.8                     103.8
  Currency translation adjustments                                                                   (6.0)        (6.0)
  Minimum pension liability
    adjustment, net of tax                                                                           (6.6)        (6.6)
                                                                                                             --------------
Comprehensive income                                                                                              91.2
                                                                                                             --------------
Dividends paid ($.64/share)                                                            (46.9)                    (46.9)
Shares purchased and retired                      (.2)        (1.8)        (4.5)       (58.5)                    (63.0)
Shares issued                                      .3           .2         14.1                                   14.1
Other                                                                                    (.4)                      (.4)
Equal exchange                                    (.6)          .6                                                 -
---------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1998                        9.7         62.8    $   169.0    $   262.3    $   (43.2)   $   388.1
COMPREHENSIVE INCOME:
  NET INCOME                                                                           103.3                     103.3
  CURRENCY TRANSLATION ADJUSTMENTS                                                                    -            -
  MINIMUM PENSION LIABILITY
    ADJUSTMENT, NET OF TAX                                                                            6.6          6.6
  CHANGE IN REALIZED AND UNREALIZED GAINS ON
    DERIVATIVE FINANCIAL INSTRUMENTS, NET OF TAX                                                      2.4          2.4
                                                                                                             --------------
COMPREHENSIVE INCOME                                                                                             112.3
                                                                                                             --------------
DIVIDENDS PAID ($.68/SHARE)                                                            (48.7)                    (48.7)
SHARES PURCHASED AND RETIRED                      (.5)        (2.1)        (6.8)       (74.2)                    (81.0)
SHARES ISSUED                                      .3           .2         11.6                                   11.6
OTHER                                                                                     .1                        .1
EQUAL EXCHANGE                                    (.6)          .6                                                 -
---------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 1999                        8.9         61.5    $   173.8    $   242.8    $   (34.2)   $   382.4
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


         SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 29 - 36.

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

INTANGIBLE ASSETS
Intangible assets resulting from acquisitions are amortized using the straight-line method over periods up to 40 years. The recoverability of intangible assets is evaluated periodically when events or circumstances indicate a possible inability to recover the carrying amount. When factors indicate that an intangible asset should be evaluated for impairment, the Company uses various analyses, including projections of cash flows and other profitability measures, to evaluate recoverability. An impaired intangible asset is written down to fair value, which is generally the discounted value of estimated future cash flows.

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

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's foreign subsidiaries, other than those located in highly inflationary countries, are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported in other comprehensive income in shareholders' equity. For entities in highly inflationary countries, a combination of current and historical rates is used to determine translation gains and losses, which are reported in the Consolidated Statement of Income.

ACCOUNTING AND DISCLOSURE CHANGES
The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income in financial statements. Comprehensive income includes all changes in equity during a period except those resulting from investments by or distributions to shareholders. The adoption of this statement had no impact on the Company's net income or shareholders' equity. Amounts in prior year financial statements have been reclassified to conform to the requirements of SFAS No. 130.

     The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes annual and interim reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. Adoption of this standard did not impact the Company's results of operations and financial position and was limited to the presentation of its disclosures.

     The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in 1999. This statement requires the Company to recognize all derivatives on the balance sheet at fair value. Adoption of SFAS No. 133 did not have a material impact on the Company's results of operations and financial position.

     The Company adopted Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" in 1999. This statement requires the costs of start-up activities, including organization costs, to be expensed as incurred. Adoption of this standard did not have a material impact on the Company's results of operations and financial position.

RECLASSIFICATIONS

Certain amounts in prior years have been reclassified to conform to the 1999 presentation.

2. SPECIAL CHARGES AND DISCONTINUED OPERATIONS

SPECIAL CHARGES
During 1999, the Company recorded special charges of $19.0 million ($18.4 million after-tax or $0.26 per share) associated with a plan to streamline operations and an actuarial change approved by the Company's Board of Directors in May 1999. Of this amount, $18.0 million was classified as special charges and $1.0 million as cost of goods sold in the Consolidated Statement of Income.

   The Company recorded special charges of $26.7 million ($23.2 million after-tax or $0.32 per share) associated with the plan to streamline operations. In Europe, the Company announced actions to consolidate certain U.K. facilities, improve efficiencies within previously consolidated European operations and realign operations between the U.K. and other European locations. Specific actions under this plan include: the closure of the Oswaldtwistle facility, one of three liquid manufacturing operations in the U.K.; streamlining manufacturing and administrative functions at the recently consolidated European operations; realignment of operations between the U.K. and other European locations; and system and process improvements throughout the Company's global operations.

     The major components of the special charges include workforce reductions, building and equipment disposals, write-downs of intangible assets and other related exit costs. In total, the streamlining actions will result in the elimination of approximately 300 positions, primarily outside the U.S. As of November 30, 1999, approximately 220 positions were eliminated. These were primarily related to European initiatives, including the closure of the Oswaldtwistle facility. In addition, the Company transitioned its selling, administration and distribution operations in Switzerland to a third party distributor based in that country. Asset write-downs, including $5.7 million of property, plant and equipment, $9.1 million of intangible assets and $1.0 million in inventory, were recorded as a direct result of the Company's decision to exit facilities, businesses or operating activities. The fair value of the intangible assets, primarily related to goodwill from prior acquisitions in Finland and Switzerland, was based on a discounted value of estimated future cash flows. Other exit costs consist primarily of employee and equipment relocation costs, lease exit costs and consulting fees, some of which will be recognized as incurred.

     In its entirety, expenses associated with the streamlining actions are expected to total $29.3 million. This includes amounts recognized in 1999 and future expenses which could not be accrued, but will be expensed as the actions are implemented. It is expected that $1.5 million of the future expenses will be classified as cost of goods sold or selling, general and administrative expense. The Company expects these actions to be completed in 2000.

     In addition, the Company changed its actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense. This modification resulted in a one-time special credit of $7.7 million ($4.8 million after-tax or $0.07 per share) recorded in the second quarter of 1999. Under the previous method, all realized and unrealized gains and losses were gradually included in the calculated market-related value of plan assets over a five-year period. Under the new method, the total expected investment return, which anticipates realized and unrealized gains and losses on plan assets, is included in the calculated market-related value of plan assets each year. Only the difference between total actual investment return, including realized and unrealized gains and losses, and the expected investment return is gradually included in the calculated market-related value of plan assets over a five-year period.

     Under the new actuarial method, the calculated market-related value of plan assets more closely approximates fair value, while still mitigating the effect of annual market value fluctuations. It also reduces the growing difference between the fair value and calculated market-related value of plan assets that has resulted from the recent accumulation of unrecognized gains and losses. While this change better represents the amount of ongoing pension expense, the new method will not have a material impact on the Company's results of operations and financial condition.

     The major components of the special charges (credits) and the remaining accrual balance as of November 30, 1999 follow:


                                  Severance                                    Actuarial
                                and personnel        Asset          Other       method
                                    costs        write-downs      exit costs    change          Total
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
1999
SPECIAL CHARGES (CREDITS)         $    7.9        $   15.8         $   3.0     $   (7.7)      $  19.0
AMOUNTS UTILIZED                      (4.0)          (15.8)           (1.2)         7.7         (13.3)
-----------------------------------------------------------------------------------------------------------
                                  $    3.9        $    -           $   1.8     $     -        $   5.7
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

     During 1998 and 1997, the Company completed special projects related to the consolidation of manufacturing facilities, reduction of administrative staff and divestiture of non-core businesses undertaken in previous years. Due to the net impact of estimate changes, project modifications and the recognition of project expenses not accruable in previous years, the Company recorded special charges (credits) of $2.3 million and $(3.2) million in 1998 and 1997, respectively. In 1998, the realignment of several overseas operations resulted in losses less than originally anticipated and the Company discontinued its manufacturing operations in Venezuela. In 1997, the agreement in principle to dispose of an overseas food brokerage and distribution business was not consummated and the Company streamlined the food brokerage and distribution business and closed a U.S. packaging plant.

DISCONTINUED OPERATIONS
In 1996, the Company sold substantially all the assets of Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. Based on the settlement of contract terms, the Company recognized income from discontinued operations, net of income taxes, of $1.0 million in 1997.

     Under a non-compete agreement signed with Calpine Corporation, McCormick received payments of $4.6 million, $7.0 million and $8.0 million in 1999, 1998 and 1997, respectively, which were included in other income in the Consolidated Statement of Income. As of the end of 1999, this non-compete agreement was complete.


3. INVESTMENTS
The Company owns from 20% to 50% of its unconsolidated food products affiliates. Although the Company reports its share of net income from the affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $38.5 million at November 30, 1999.

     Summarized year-end information from the financial statements of these companies representing 100% of the businesses follows:


(MILLIONS)                     1999       1998       1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Net sales                    $  378.3   $  344.4   $  345.4
Gross profit                    158.7      131.1      131.7
Net income                       26.7       11.9       15.7
-------------------------------------------------------------------------------
Current assets               $  168.0   $  161.2   $  154.0
Noncurrent assets                82.6       71.7       73.2
Current liabilities              97.1      106.1       90.8
Noncurrent liabilities           46.1       39.5       46.5
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

4. FINANCING ARRANGEMENTS
The Company's outstanding debt is as follows:


(MILLIONS)                                              1999          1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Short-term borrowings
  Commercial paper (1)                             $       59.6   $       94.4
  Other                                                    33.3           44.7
--------------------------------------------------------------------------------
                                                   $       92.9   $      139.1
--------------------------------------------------------------------------------
  Weighted-average interest rate
    of short-term borrowings at year end                   5.99%          6.57%
--------------------------------------------------------------------------------
Long-term debt
  8.95% note due 2001(1)                           $       74.8   $       74.7
  9.75% installment notes
    due through 2001                                        5.2            8.8
  9.00% installment notes due 1999                           --            1.6
  5.78% - 7.77% medium-term notes
    due 2004 to 2006                                       95.0           95.0
  7.63% - 8.12% medium-term notes
    due 2024 (2)                                           55.0           55.0
  9.34% pound sterling installment
    note due through 2001                                   7.1           11.3
  10.00% Canadian dollar bond due 1999                       --            6.5
  3.13% yen note due 1999                                    --             .9
  9.74% Australian dollar note due 1999                      --            7.5
  Other                                                    12.0           13.6
--------------------------------------------------------------------------------
Total long-term debt                                      249.1          274.9
Less current portion                                        7.7           24.5
--------------------------------------------------------------------------------
                                                   $      241.4   $      250.4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) The variable interest on commercial paper which will be used to retire the 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during the period.

(2) The holders have a one-time option to require retirement of these notes during 2004.

     The fair value of the Company's short-term borrowings approximated the recorded value. The fair value of long-term debt including the current portion of long-term debt was $254.7 million and $298.8 million at November 30, 1999 and 1998, respectively.

     The Company's long-term debt agreements contain various restrictive covenants, including limitations on the payment of cash dividends. Under the most restrictive covenants, $156.0 million of retained earnings was available for dividends at November 30, 1999.

     Maturities of long-term debt during the four years subsequent to November 30, 2000 are as follows (in millions):


      2001 - $85.2              2003 - $  .4
      2002 - $  .5              2004 - $16.3

     The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 1999 was $376.6 million, of which $300.0 million supports a commercial paper borrowing arrangement. Credit facilities in support of commercial paper issuance require a commitment fee of $.2 million. All other credit facilities require no commitment fee and are subject to the availability of funds.

     Rental expense under operating leases was $17.4 million in 1999, $14.1 million in 1998 and $13.6 million in 1997. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):


      2000 - $12.8              2003 - $4.3
      2001 - $10.7              2004 - $2.9
      2002 - $ 8.0              Thereafter - $6.2

     At November 30, 1999, the Company had unconditionally guaranteed $5.3 million of the debt of unconsolidated affiliates. The Company has guaranteed the residual value of a leased distribution center at 85% of its original cost.


5. FINANCIAL INSTRUMENTS
The Company utilizes derivative financial instruments to enhance its ability to manage risk, including foreign currency and interest rate exposures which exist as part of its ongoing business operations. The Company does not enter into contracts for trading purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

     The Company's derivatives are accounted for under the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are recognized at fair value in the Consolidated Balance Sheet. In evaluating the fair value of financial instruments, including derivatives, the Company generally uses third-party market quotes or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities.

FOREIGN CURRENCY
The Company is potentially exposed to foreign currency fluctuations affecting net investments and earnings denominated in foreign currencies. The Company selectively hedges the potential effect of these foreign currency fluctuations by entering into foreign currency exchange contracts with highly-rated financial institutions.

     Gains and losses from hedges of assets, liabilities or firm commitments are recognized through income, offsetting the change in fair value of the hedged item. The gains or losses on contracts which are designated as a hedge of anticipated purchases are deferred in other comprehensive income in shareholders' equity until the hedged item is recognized in income. Realized and unrealized gains and losses on contracts that hedge net investments are also recognized in other comprehensive income.

     At November 30, 1999, the Company had foreign currency exchange contracts maturing in 2000 to purchase or sell $36.4 million of foreign currencies versus $40.7 million at November 30, 1998. The fair value of these contracts was $0.3 million and $1.1 million at November 30, 1999 and 1998, respectively.

INTEREST RATES
The Company finances a portion of its operations through debt instruments, primarily commercial paper, notes and bank loans whose fair values are indicated in Note 4. The Company utilizes interest rate swap agreements to achieve a desired proportion of variable versus fixed rate debt. The reflected gains or losses on these contracts are deferred in other comprehensive income until the contracts' effective date in 2001, after which the amounts paid or received on the contracts will be recorded as an adjustment to interest expense.

     The variable interest on commercial paper which will be used to retire the 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during the period.

     The notional amount of interest rate swaps was $75.0 million at November 30, 1999. The fair value of the swaps was $3.9 million and $(2.0) million at November 30, 1999 and 1998, respectively. The Company intends to hold the forward starting interest rate swaps until maturity.

OTHER FINANCIAL INSTRUMENTS
The Company's other financial instruments include cash and cash equivalents, receivables and accounts payable. As of November 30, 1999 and 1998, the fair value of other financial instruments held by the Company approximated the recorded value.

     Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.

CONCENTRATIONS OF CREDIT RISK
The Company is potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 1999. The Company evaluates the credit worthiness of the counterparties to financial instruments and considers nonperformance credit risk to be remote.


6. PENSION AND PROFIT SHARING PLANS

PENSION PLAN
The Company's pension expense follows:


                                          United States               International

(MILLIONS)                           1999      1998      1997      1999      1998      1997
-------------------------------------------------------------------------------------------
Defined benefit plans
  Service cost                    $   7.4   $   6.2   $   5.5   $   2.8   $   2.7   $   1.8
  Interest cost                      12.7      11.4      10.7       3.2       3.2       2.9
  Expected return
    on plan assets                  (13.2)    (11.2)    (10.2)     (5.2)     (4.9)     (3.9)
  Amortization of
    prior service cost                 .1        .1        --        .1        .1        .1
  Amortization of
    transition asset                  (.6)      (.5)      (.5)      (.1)      (.1)      (.1)
  Curtailment loss                     --        --        --        .2        --        --
  Recognized net
    actuarial loss (gain)             3.3       1.6       1.6       (.1)      (.3)      (.3)
  Other retirement plans               .1        .2        --        .7        .8       1.2
-------------------------------------------------------------------------------------------
                                  $   9.8   $   7.8   $   7.1   $   1.6   $   1.5   $   1.7
-------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------


     The Company's U.S. plans held .5 million shares, with a fair value of $15.0 million, of the Company's stock at November 30, 1999. Dividends paid on these shares in 1999 were $.3 million.

     Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans' funded status at September 30, the measurement date, follow:


                                                    United States                International
(MILLIONS)                                       1999           1998          1999           1998
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
Change in benefit obligation
  Beginning of the year                      $  185.5       $  156.2       $  49.8        $  43.8
    Service cost                                  7.4            6.2           2.8            2.7
    Interest cost                                12.7           11.4           3.2            3.2
    Employee contributions                         --             --           1.1            1.1
    Plan changes                                   .3             --            --             --
    Curtailment                                    --             --            .4             --
    Actuarial (gain) loss                       (17.7)          21.3           4.2            2.4
    Benefits paid                               (11.7)          (9.6)         (2.2)          (1.8)
    Foreign currency impact                        --             --           (.4)          (1.6)
-------------------------------------------------------------------------------------------------
  End of year                                $  176.5       $  185.5       $  58.9        $  49.8
-------------------------------------------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year                      $  141.2       $  134.2       $  57.9        $  55.2
    Actual return on plan assets                 16.9            5.4           4.4            5.4
    Transfer                                       .4             --            --             --
    Employer contributions                       22.2           11.2            --             --
    Employee contributions                         --             --           1.1            1.1
    Benefits paid                               (11.7)          (9.6)         (2.2)          (1.8)
    Foreign currency impact                        --             --           (.5)          (2.0)
-------------------------------------------------------------------------------------------------
  End of year                                $  169.0       $  141.2       $  60.7        $  57.9
-------------------------------------------------------------------------------------------------
Reconciliation of funded status
  Funded status                              $   (7.5)      $  (44.3)      $   1.8        $   8.1
  Unrecognized net actuarial loss (gain)         26.2           43.4          (2.9)          (8.5)
  Unrecognized prior service cost                  .3             .4            .7            1.0
  Unrecognized transition asset (liability)        .6             --           (.4)           (.5)
-------------------------------------------------------------------------------------------------
  Net pension asset (liability)              $   19.6       $    (.5)      $   (.8)       $    .1
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------

   Amounts recognized in the Consolidated Balance Sheet consist of the following:


                                         United States                International
(MILLIONS)                            1999           1998           1999           1998
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
Prepaid pension cost              $   19.6       $    5.1       $     .4       $     .8
Accrued pension liability               --          (17.9)          (1.2)           (.7)
Intangible asset                        --            2.0             --             --
Deferred income taxes                   --            3.7             --             --
Minimum pension liability               --            6.6             --             --
---------------------------------------------------------------------------------------
                                  $   19.6       $    (.5)      $    (.8)      $     .1
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

     The accumulated benefit obligation for the U.S. plans was $144.5 million and $153.9 million as of September 30, 1999 and 1998, respectively.


                                           United States              International
                                        1999           1998        1999           1998
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
Significant assumptions
 Discount rate                           8.0%           7.0%    6.0-6.5%           6.5%
 Salary scale                            4.5%           4.0%    3.5-4.0%       3.5-4.0%
 Expected return on plan assets         10.0%          10.0%        8.5%       8.5-9.5%
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

PROFIT SHARING PLAN

Profit sharing plan expense was $6.0 million, $4.2 million and $4.4 million in 1999, 1998 and 1997, respectively.

     The Profit Sharing Plan held 2.4 million shares, with a fair value of $78.3 million, of the Company's stock at November 30, 1999. Dividends paid on these shares in 1999 were $1.6 million.

7. OTHER POSTRETIREMENT BENEFITS
The Company's other postretirement benefit expense follows:


(MILLIONS)                                 1999           1998           1997
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Other postretirement benefits
  Service cost                         $    2.6       $    2.1       $    1.9
  Interest cost                             4.9            4.4            4.3
  Amortization of prior service cost        (.1)           (.1)           (.1)
--------------------------------------------------------------------------------
                                       $    7.4       $    6.4       $    6.1
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plan's funded status at November 30, the measurement date, follow:


(MILLIONS)                                          1999                  1998
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Change in benefit obligation
  Beginning of the year                          $  69.8             $    61.5
    Service cost                                     2.6                   2.1
    Interest cost                                    4.9                   4.4
    Employee contributions                           1.6                   1.5
    Plan changes                                    (6.1)                  (.5)
    Actuarial (gain) loss                           (2.7)                  5.9
    Benefits paid                                   (5.0)                 (5.1)
--------------------------------------------------------------------------------
  End of the year                                $  65.1             $    69.8
--------------------------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year                          $    --             $      --
    Employer contributions                           3.4                   3.6
    Employee contributions                           1.6                   1.5
    Benefits paid                                   (5.0)                 (5.1)
--------------------------------------------------------------------------------
  End of the year                                $    --             $      --
--------------------------------------------------------------------------------
Reconciliation of funded status
  Funded status                                  $ (65.1)            $   (69.8)
  Unrecognized net actuarial (gain) loss             (.2)                  2.5
  Unrecognized prior service cost                   (7.3)                 (1.3)
--------------------------------------------------------------------------------
  Other postretirement benefit liability         $ (72.6)            $   (68.6)
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The assumed weighted-average discount rates were 8.0% and 7.0% for 1999 and 1998, respectively.

     The assumed annual rate of increase in the cost of covered health care benefits is 7.9% for 2000. It is assumed to decrease gradually to 4.5% in the year 2007 and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:


                                              1-Percentage-      1-Percentage-
(MILLIONS)                                    Point Increase     Point Decrease
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Effect on benefit obligation as of
  November 30, 1999                              $     6.5           $    (5.8)
Effect on total of service and interest
  cost components in 1999                        $     1.0           $     (.8)
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------


8. INCOME TAXES
The provision for income taxes consists of the following:


(MILLIONS)                       1999       1998       1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Income taxes
  Current
    Federal                  $   35.6    $  37.6   $   24.4
    State                         2.7        6.7        5.5
    International                12.5        8.6        3.8
-------------------------------------------------------------------------------
                                 50.8       52.9       33.7
-------------------------------------------------------------------------------
  Deferred
    Federal                       7.5         .1       10.7
    State                         1.5        (.6)       2.3
    International                  .3        2.5        5.9
-------------------------------------------------------------------------------
                                  9.3        2.0       18.9
-------------------------------------------------------------------------------

Total income taxes           $   60.1    $  54.9   $   52.6
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   The components of income from consolidated continuing operations before income taxes follow:


(MILLIONS)                       1999       1998       1997
-----------------------------------------------------------
-----------------------------------------------------------
Pretax income
  United States              $  127.0    $ 126.9   $  115.6
  International                  23.0       25.6       26.7
-----------------------------------------------------------
                             $  150.0    $ 152.5   $  142.3
-----------------------------------------------------------
-----------------------------------------------------------

     A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:


                                           1999           1998           1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Federal statutory tax rate                 35.0%          35.0%          35.0%
State income taxes, net of
  federal benefits                          1.8            2.6            4.3
Tax effect of international operations       .5             .6             .1
Tax credits                                (1.6)          (2.2)          (2.6)
Nondeductible special charges               4.2             --             --
Other, net                                   .2             --             .2
-------------------------------------------------------------------------------
Effective tax rate                         40.1%          36.0%          37.0%
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     Deferred tax liabilities and assets are comprised of the following:


(MILLIONS)                                  1999       1998
------------------------------------------------------------
------------------------------------------------------------
Deferred tax assets
  Postretirement benefit obligations     $  36.7   $   35.7
  Accrued expenses and other reserves       12.0       15.3
  Inventory                                  3.8        3.8
  Net operating losses and tax credits       7.2        7.2
  Other                                     19.1       16.0
  Valuation allowance                       (7.2)      (6.2)
------------------------------------------------------------
                                            71.6       71.8
------------------------------------------------------------
Deferred tax liabilities
  Depreciation                              44.7       41.9
  Other                                     22.2       16.0
------------------------------------------------------------
                                            66.9       57.9
------------------------------------------------------------
Net deferred tax asset                   $   4.7    $  13.9
------------------------------------------------------------
------------------------------------------------------------

     Deferred tax assets are primarily in the U.S. The Company has a history of having taxable income and anticipates future taxable income to realize these assets.

     U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $104.3 million at November 30, 1999.


9. STOCK PURCHASE AND OPTION PLANS
The Company has an Employee Stock Purchase Plan (ESPP) enabling substantially all U.S. employees to purchase the Company's common stock at the lower of the stock price on the grant date or the exercise date. Similarly, options were granted for certain foreign-based employees in lieu of their participation in the ESPP. Options granted under both plans have two-year terms and are fully exercisable on the grant date.

     Under the Company's 1990 and 1997 Stock Option Plans and the McCormick (U.K.) Share Option Schemes, options to purchase shares of the Company's common stock have been or may be granted to employees. The option price for shares granted under these plans is the fair market value on the grant date. Options have five and ten year terms and generally become fully exercisable between two and five years of continued employment.

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


(MILLIONS EXCEPT PER SHARE DATA)        1999       1998       1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Pro forma net income                 $  98.2   $  100.1    $  94.5
Pro forma earnings per share
  Assuming dilution                     1.36       1.36       1.25
  Basic                                 1.38       1.37       1.25
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     The effects of applying SFAS No. 123 on pro forma net income are not indicative of future amounts until the new rules are applied to all outstanding non-vested awards.

     The per share weighted-average fair value of options granted during the year was $6.02, $7.20 and $4.63 in 1999, 1998 and 1997, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for the Stock Option Plans, McCormick (U.K.) Share Option Schemes and the ESPP (including options to foreign employees):


                                 1999            1998                1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Risk-free interest rates       4.9%-5.4%       5.5%-5.7%           5.9%-6.7%
Dividend yields                  2.0%            2.0%                2.0%
Expected volatility              24.2%           23.6%               23.0%
Expected lives               1.6-6.0 years   1.3-5.3 years       1.6-4.6 years
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     A summary of the Company's stock option plans for the years ended November 30 follows:


(OPTIONS IN MILLIONS)         1999                1998                  1997
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                            WEIGHTED-            Weighted-            Weighted-
                             AVERAGE              average              average
                             EXERCISE             exercise             exercise
                    SHARES    PRICE    Shares      price   Shares       price
-------------------------------------------------------------------------------
Beginning of year    3.7     $   26.50   3.2     $   23.11   2.7     $   22.71
Granted              1.6     $   29.06   1.2     $   33.15   1.3     $   24.25
Exercised            (.6)    $   23.54   (.6)    $   22.57   (.3)    $   21.94
Forfeited            (.2)    $   25.91   (.1)    $   22.27   (.5)    $   24.91
-------------------------------------------------------------------------------
End of year          4.5     $   27.86   3.7     $   26.50   3.2     $   23.11
-------------------------------------------------------------------------------
Exercisable -
  end of year        2.3     $   25.54   1.9     $   23.06   1.8     $   22.73
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------



(OPTIONS IN MILLIONS) Options outstanding                 Options exercisable
-----------------------------------------------------------------------------
                            Weighted-     Weighted-                Weighted-
   Range of                  average       average                  average
   exercise                 remaining      exercise                 exercise
     price      Shares     life in years     price      Shares        price
-----------------------------------------------------------------------------
$11.06 to $24.25  1.7           1.8          $23.17       1.6        $23.12
$24.50 to $33.13  1.7           7.5          $29.07        .4        $28.90
    $33.25        1.1           8.2          $33.25        .3        $33.25
-----------------------------------------------------------------------------
                  4.5           5.5          $27.86       2.3        $25.54
-----------------------------------------------------------------------------
-----------------------------------------------------------------------------

     Under all stock purchase and option plans, there were 3.6 million and 4.8 million shares reserved for future grants at November 30, 1999 and 1998, respectively.


10. EARNINGS PER SHARE
The reconciliation of shares outstanding used in the calculation of the required earnings per share measures, basic and assuming dilution, for the years ended November 30 follows:


(millions)                              1999       1998       1997
------------------------------------------------------------------
------------------------------------------------------------------
Average shares outstanding - basic      71.4       73.3       75.7
Effect of dilutive securities
  Stock options and ESPP                  .6         .5         .2
------------------------------------------------------------------
Average shares outstanding -
  assuming dilution                     72.0       73.8       75.9
------------------------------------------------------------------
------------------------------------------------------------------


11. CAPITAL STOCKS
Holders of Common Stock have full voting rights except that (1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of voting Common Stock are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person; (2) the Company has the right to redeem any or all shares of stock owned by such person unless such person acquires more than 90% of the outstanding shares of each class of the Company's common stock; and (3) at such time as such person controls more than 50% of the vote entitled to be cast by the holders of outstanding shares of voting Common Stock, automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.

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


12. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

BUSINESS SEGMENTS
In the fourth quarter of 1999, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 establishes reporting standards for a company's operating segments and related disclosures about its products, services, geographic areas and major customers. The previously reported segment information has been restated to conform to the requirements of SFAS No. 131.

     The Company operates in three business segments: consumer, industrial and packaging. The consumer and industrial segments manufacture, market and distribute spices, seasonings, flavorings and other specialty food products throughout the world. The consumer segment sells consumer spices, herbs, extracts, proprietary seasoning blends, sauces and marinades to the consumer food market under a variety of brands, including the McCormick and Schilling brands in the U.S., Club House in Canada, and Schwartz in the U.K. The industrial segment sells to food processors, restaurant chains, distributors, warehouse clubs and institutional operations. The packaging segment manufactures and markets plastic packaging products for food, personal care and other industries, predominantly in the U.S. Tubes and bottles are also produced for the Company's food segments.

     The Company measures segment performance based on operating income. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing is often integrated across the food segments to maximize cost efficiencies. Management does not segregate jointly utilized assets by individual food segment for internal reporting, evaluating performance or allocating capital. Asset-related information has been disclosed in aggregate for the food segments.

     Accounting policies for measuring segment operating income and assets are substantially consistent with those described in Note 1, "Summary of Significant Accounting Policies." Intersegment sales are generally accounted for at current market value or cost plus markup. Because of manufacturing integration for certain products within the food segments, inventory cost, including the producing segment's overhead and depreciation, is transferred and recognized in the operating income of the receiving segment. Corporate and eliminations includes general corporate expenses, intercompany eliminations and other charges not directly attributable to the segments. Corporate assets include cash, deferred taxes and certain investments and fixed assets.


                                                                       Total                   Corporate &
(MILLIONS)                                Consumer     Industrial      Food       Packaging    Eliminations   Total
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------
1999
NET SALES                                 $  896.2      $  941.0     $ 1,837.2     $ 169.7       $   -      $ 2,006.9
INTERSEGMENT SALES                               -          11.5          11.5        34.3         (45.8)           -
OPERATING INCOME                             125.3          63.0         188.3        22.2         (33.6)       176.9
OPERATING INCOME EXCLUDING SPECIAL CHARGES   136.5          73.8         210.3        19.8         (34.2)       195.9
INCOME FROM UNCONSOLIDATED OPERATIONS         13.4             -          13.4           -             -         13.4
ASSETS                                           -             -         983.2       117.5          88.1      1,188.8
CAPITAL EXPENDITURES                             -             -          39.7         8.3           1.3         49.3
DEPRECIATION AND AMORTIZATION                    -             -          44.5        11.5           1.4         57.4
----------------------------------------------------------------------------------------------------------------------
1998
Net sales                                 $  836.4      $  885.9     $ 1,722.3     $ 158.8       $     -    $ 1,881.1
Intersegment sales                             -             5.0           5.0        30.0         (35.0)           -
Operating income                             126.5          62.7         189.2        17.5         (23.9)       182.8
Operating income excluding special charges   129.0          61.3         190.3        18.7         (23.9)       185.1
Income from unconsolidated operations          6.2             -           6.2           -             -          6.2
Assets                                           -             -       1,045.9       124.7          88.5      1,259.1
Capital expenditures                             -             -          36.7        16.9           1.2         54.8
Depreciation and amortization                    -             -          42.2        11.2           1.4         54.8
----------------------------------------------------------------------------------------------------------------------
1997
Net sales                                 $  804.8      $  816.3     $ 1,621.1     $ 179.9       $     -    $ 1,801.0
Intersegment sales                               -           4.5           4.5        25.9         (30.4)           -
Operating income                             103.8          71.6         175.4        18.2         (22.8)       170.8
Operating income excluding special charges   108.7          59.0         167.7        22.8         (22.9)       167.6
Income from unconsolidated operations          8.2           (.5)          7.7           -             -          7.7
Assets                                           -             -       1,047.2       123.6          85.4      1,256.2
Capital expenditures                             -             -          33.2        10.0            .7         43.9
Depreciation and amortization                    -             -          36.4        11.0           1.9         49.3
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

GEOGRAPHIC AREAS
The Company has significant net sales and long-lived assets in the following geographic areas:


                       United           United            Other
(MILLIONS)             States          Kingdom          Countries     Total
-------------------------------------------------------------------------------
1999
NET SALES            $ 1,393.9         $  322.8         $  290.2    $ 2,006.9
LONG-LIVED ASSETS (1)    319.0            113.7             73.4        506.1
-------------------------------------------------------------------------------

1998
Net sales            $ 1,291.2         $  322.2         $  267.7    $ 1,881.1
Long-lived assets (1)    331.7            126.7             79.5        537.9
-------------------------------------------------------------------------------
1997
Net sales            $ 1,222.6         $  308.3         $  270.1    $ 1,801.0
Long-lived assets (1)    330.3            131.5             76.2        538.0
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Long-lived assets include property, plant and equipment and intangible assets, net of accumulated depreciation and amortization, respectively.



13. SUPPLEMENTAL FINANCIAL STATEMENT DATA


(MILLIONS)                                       1999                1998
--------------------------------------------------------------------------------
Inventories
  Finished products and work-in-process      $      132.6        $      138.6
  Raw materials                                     101.6               112.3
--------------------------------------------------------------------------------
                                             $      234.2        $      250.9
--------------------------------------------------------------------------------
Property, plant and equipment
  Land and improvements                      $       25.0        $       26.2
  Buildings                                         192.7               187.6
  Machinery and equipment                           488.4               477.4
  Construction in progress                           28.9                32.1
  Accumulated depreciation                         (371.7)             (346.3)
--------------------------------------------------------------------------------
                                             $      363.3        $      377.0
--------------------------------------------------------------------------------
Intangible assets
  Cost                                       $      196.8        $      212.9
  Accumulated amortization                          (54.0)              (52.0)
--------------------------------------------------------------------------------
                                             $      142.8        $      160.9
--------------------------------------------------------------------------------
Investments and other assets
  Investments                                $       61.2        $       52.1
  Other assets                                       21.6                21.6
--------------------------------------------------------------------------------
                                             $       82.8        $       73.7
--------------------------------------------------------------------------------
Other accrued liabilities
  Payroll and employee benefits              $       66.9        $       47.1
  Sales allowances                                   40.6                54.1
  Income taxes                                       27.1                19.7
  Other                                              86.6                87.6
--------------------------------------------------------------------------------
                                             $      221.2        $      208.5
--------------------------------------------------------------------------------
Other long-term liabilities
  Other postretirement benefits              $       72.6        $       68.6
  Other                                              18.0                29.8
--------------------------------------------------------------------------------
                                             $       90.6        $       98.4
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


(MILLIONS)                     1999       1998       1997
-----------------------------------------------------------
-----------------------------------------------------------
Depreciation                  $  52.5    $  49.9    $  43.9
Research and development         21.4       16.9       16.1
Interest paid                    33.0       37.3       38.1
Income taxes paid                55.3       49.0       25.8
-----------------------------------------------------------
-----------------------------------------------------------



14. SELECTED QUARTERLY DATA (UNAUDITED)


(MILLIONS EXCEPT PER SHARE DATA)        First         Second          Third         Fourth
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------
1999
NET SALES                          $    441.5     $    468.2     $    476.8     $    620.4
GROSS PROFIT                            145.3          157.7          164.2          250.0
OPERATING INCOME                         32.7           21.0           40.9           82.3
NET INCOME                               18.2            5.8           25.4           53.9
EARNINGS PER SHARE
  BASIC                                   .25            .08            .36            .76
  ASSUMING DILUTION                       .25            .08            .35            .76
DIVIDENDS PAID PER SHARE                  .17            .17            .17            .17
MARKET PRICE
  HIGH                                  34.25          31.88          34.44          34.50
  LOW                                   28.00          26.75          29.94          31.31
------------------------------------------------------------------------------------------
1998
Net sales                          $    415.2     $    435.5     $    444.8     $    585.6
Gross profit                            133.2          141.3          146.3          228.1
Operating income                         30.0           30.4           38.9           83.5
Net income                               16.2           16.1           21.5           50.0
Earnings per share
  Basic                                   .22            .22            .29            .69
  Assuming dilution                       .22            .22            .29            .68
Dividends paid per share                  .16            .16            .16            .16
Market price
  High                                  30.19          34.38          36.06          33.94
  Low                                   26.38          28.81          29.06          27.13
------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------

     The quarterly results of 1999 and 1998 include the impact of special charges as follows:


(MILLIONS EXCEPT PER SHARE DATA)  First   Second    Third     Fourth
--------------------------------------------------------------------
--------------------------------------------------------------------
1999
GROSS PROFIT                      $  --   $   --    $   --    $  1.0
OPERATING INCOME                     --     14.7       3.0       1.3
NET INCOME                           --     14.7       2.8        .9
EARNINGS PER SHARE
  ASSUMING DILUTION                  --      .20       .04       .01
---------------------------------------------------------------------
1998
Gross profit                      $  --   $   --    $   --    $   --
Operating income                     .1       .6        .1       1.5
Net income                           --       .4        .1       1.0
Earnings per share
  Assuming dilution                  --       --        --        .02
---------------------------------------------------------------------
---------------------------------------------------------------------

REPORT OF MANAGEMENT



We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and include amounts based on management's estimates and judgments. All other financial data in this report has been presented on a basis consistent with the information included in the financial statements.

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

     Although there are inherent limitations in the effectiveness of any system of internal controls, we believe our controls as of November 30, 1999 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.


/s/ Robert J. Lawless
ROBERT J. LAWLESS
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER



/s/ Francis A. Contino
FRANCIS A. CONTINO
EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER


/s/ J. Allan Anderson
J. ALLAN ANDERSON
SENIOR VICE PRESIDENT


REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS



McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 1999 and 1998 and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended November 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We have conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 1999 in conformity with accounting principles generally accepted in the United States.


/s/ Ernst & Young LLP



Baltimore, Maryland
January 19, 2000

HISTORICAL FINANCIAL SUMMARY
--------------------------------------------------------------------------------


(MILLIONS EXCEPT PER SHARE DATA)                    1999          1998          1997         1996          1995         1994
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                    $   2,006.9   $   1,881.1   $   1,801.0  $   1,732.5   $   1,691.1  $   1,529.4
  Percent increase                                   6.7%          4.4%          4.0%         2.4%         10.6%         9.2%
Operating income                                   176.9         182.8         170.8         93.3         172.6         86.0
Operating income
  excluding special charges                        195.9         185.1         167.6        151.4         168.7        156.5
Income from unconsolidated
  operations                                        13.4           6.2           7.7          5.6           2.1          7.9
Net income - continuing operations                 103.3         103.8          97.4         43.5          86.8         42.5
Net income (1)                                     103.3         103.8          98.4         41.9          97.5         61.2
-----------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE (2)
Earnings per share - assuming dilution (6)
  Continuing operations                      $      1.43  $       1.41  $       1.29 $        .54  $       1.07 $        .52
  Discontinued operations (1)                         --            --           .01          .08           .13          .23
  Extraordinary item                                  --            --            --         (.10)           --           --
  Accounting change (3)                               --            --            --           --            --           --
    Net earnings                                    1.43          1.41          1.30          .52          1.20          .75
Earnings per share - basic (1)(3)(6)                1.45          1.42          1.30          .52          1.20          .75
Common dividends declared (4)                        .70           .65           .61          .57           .53          .49
Market closing price - end of year                 32.06         33.38         26.50        24.63         23.63        19.00
Book value per share                                5.43          5.35          5.31         5.75          6.39         6.03
-----------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                                 $   1,188.8   $   1,259.1   $   1,256.2  $   1,326.6   $   1,614.3  $   1,555.7
Current debt                                       100.6         163.6         121.3        108.9         297.3        214.0
Long-term debt                                     241.4         250.4         276.5        291.2         349.1        374.3
Shareholders' equity                               382.4         388.1         393.1        450.0         519.3        490.0
Total capital                                      724.4         802.1         790.9        850.1       1,165.7      1,078.3
-----------------------------------------------------------------------------------------------------------------------------
STATISTICS & RATIOS
Percentage of net sales
  Gross profit margin                               35.7%         34.5%         34.9%        34.9%         34.5%        36.5%
  Operating income                                   8.8%          9.7%          9.5%         5.4%         10.2%         5.6%
  Net income - continuing operations                 5.1%          5.5%          5.4%         2.5%          5.1%         2.8%
Effective tax rate                                  40.1%         36.0%         37.0%        38.7%         36.1%        40.5%
Depreciation and amortization                $      57.4   $      54.8   $      49.3  $      63.8   $      63.7  $      62.5
Capital expenditures                         $      49.3   $      54.8   $      43.9  $      74.7   $      82.1  $      87.7
Return on equity                                    28.4%         27.7%         25.2%         8.6%         20.3%        12.8%
Debt to total capital                               47.2%         51.6%         50.3%        47.1%         55.5%        54.6%
Dividend payout ratio (5)                           40.2%         44.8%         47.6%        50.5%         44.4%        36.4%
Average shares outstanding (6)
  Basic                                             71.4          73.3          75.7         80.6          81.2         81.2
  Assuming dilution                                 72.0          73.8          75.9         80.7          81.3         81.6
-----------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------


(MILLIONS EXCEPT PER SHARE DATA)                1993               1992         1991          1990
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------
FOR THE YEAR
Net sales                                     $   1,400.9   $   1,323.9  $   1,276.3   $   1,166.2
  Percent increase                                    5.8%          3.7%         9.4%          5.0%
Operating income                                    142.1         121.4        100.6          86.9
Operating income
  excluding special charges                         142.1         121.4        100.6          86.9
Income from unconsolidated
  operations                                         10.3           9.9          8.8           3.7
Net income - continuing operations                   82.9          73.6         60.4          51.8
Net income (1)                                       73.1          95.2         80.9          69.4
--------------------------------------------------------------------------------------------------
PER COMMON SHARE (2)
Earnings per share - assuming dilution (6)
  Continuing operations                       $      1.01  $        .90 $        .73  $        .62
  Discontinued operations (1)                         .21           .26          .25           .21
  Extraordinary item                                   --            --           --            --
  Accounting change (3)                              (.33)           --           --            --
    Net earnings                                      .89          1.16          .98           .83
Earnings per share - basic (1)(3)(6)                  .90          1.19         1.01           .86
Common dividends declared (4)                         .45           .40          .31           .24
Market closing price - end of year                  23.25         28.50        20.63         11.50
Book value per share                                 5.70          5.45         4.88          4.56
--------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                                  $   1,313.2   $   1,130.9  $   1,037.4   $     946.9
Current debt                                         84.7         122.6         78.2          30.4
Long-term debt                                      346.4         201.0        207.6         211.5
Shareholders' equity                                466.8         437.9        389.2         364.4
Total capital                                       897.9         761.5        675.0         606.3
--------------------------------------------------------------------------------------------------
STATISTICS & RATIOS
Percentage of net sales
  Gross profit margin                                38.5%         38.9%        36.9%         36.0%
  Operating income                                   10.1%          9.2%         7.9%          7.5%
  Net income - continuing operations                  5.9%          5.6%         4.7%          4.4%
Effective tax rate                                   41.4%         39.4%        38.4%         38.0%
Depreciation and amortization                 $      50.5   $      43.8  $      40.5   $      36.6
Capital expenditures                          $      76.1   $      79.3  $      73.0   $      58.4
Return on equity                                     17.0%         23.3%        21.8%         20.4%
Debt to total capital                                48.0%         42.5%        42.3%         39.9%
Dividend payout ratio (5)                            36.1%         32.8%        28.6%         28.9%
Average shares outstanding (6)
  Basic                                              80.8          80.1         80.0          80.9
  Assuming dilution                                  81.8          81.9         82.4          83.7
--------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------

(1) THE COMPANY DISPOSED OF BOTH GILROY FOODS, INCORPORATED AND GILROY ENERGY COMPANY, INC. IN 1996.

(2) ALL SHARE DATA ADJUSTED FOR 2-FOR-1 STOCK SPLITS IN JANUARY 1992 AND JANUARY 1990.

(3) IN 1993, THE COMPANY ADOPTED SFAS NO. 106, "EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS."

(4) INCLUDES FOURTH QUARTER DIVIDENDS WHICH WERE DECLARED IN DECEMBER FOLLOWING THE CLOSE OF EACH FISCAL YEAR.

(5) DOES NOT INCLUDE GAINS OR LOSSES ON SALES OF DISCONTINUED OPERATIONS, CUMULATIVE EFFECTS OF ACCOUNTING CHANGES, SPECIAL CHARGES (CREDITS) AND EXTRAORDINARY ITEMS.

(6) IN 1998, THE COMPANY ADOPTED SFAS NO. 128, "EARNINGS PER SHARE" AND PRIOR YEARS' EARNINGS PER SHARE HAVE BEEN RESTATED.

MCCORMICK WORLDWIDE
--------------------------------------------------------------------------------
U.S.

CONSOLIDATED OPERATING UNITS

FOOD SERVICE GROUP
Hunt Valley, Maryland
Charles T. Langmead
VICE PRESIDENT & GENERAL MANAGER

FRITO WORLDWIDE DIVISION
Hunt Valley, Maryland
Andrew Fetzek, Jr.
VICE PRESIDENT & GENERAL MANAGER

GLOBAL RESTAURANT DIVISION
Hunt Valley, Maryland
Paul C. Beard
VICE PRESIDENT & GENERAL MANAGER

MCCORMICK FLAVOR DIVISION
Hunt Valley, Maryland
Randal M. Hoff
VICE PRESIDENT & GENERAL MANAGER

MCCORMICK/SCHILLING DIVISION
Hunt Valley, Maryland
Robert W. Schroeder
PRESIDENT - U.S. CONSUMER FOODS

SETCO, INC.
Anaheim, California
Donald E. Parodi
PRESIDENT

TUBED PRODUCTS, INC.
Easthampton, Massachusetts
Harvey W. Casey
PRESIDENT

AFFILIATES

SIGNATURE BRANDS, L.L.C. (50%)
Ocala, Florida

SUPHERB FARMS (50%)
Turlock, California

OUTSIDE U.S.

CONSOLIDATED OPERATING UNITS

MCCORMICK CANADA, INC.
London, Ontario, Canada
Alan D. Wilson
PRESIDENT

MCCORMICK DE CENTRO AMERICA,
         S.A. DE C.V.
San Salvador, El Salvador
Arduino Bianchi
MANAGING DIRECTOR

MCCORMICK FLAVOUR GROUP
Haddenham, England
John C. Molan
MANAGING DIRECTOR

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

MCCORMICK S.A.
Regensdorf Z.H., Switzerland
Michael R. Smith
MANAGING DIRECTOR

MCCORMICK U.K. PLC
Haddenham, England
John C. Molan
MANAGING DIRECTOR

    MCCORMICK FOODSERVICE
        LIMITED
    Haddenham, England
    John C. Molan
    MANAGING DIRECTOR

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

MCCORMICK PHILIPPINES, INC. (50%)
Manila, Philippines

P. T. SUMATERA TROPICAL SPICES (30%)
Padang, Sumatera, Indonesia

STANGE (JAPAN) K.K. (50%)
Tokyo, Japan

VAESSEN SCHOEMAKER DE MEXICO,
    S.A. DE C.V. (50%)
Mexico City, Mexico

INVESTOR INFORMATION
-------------------------------------------------------------------------------


CORPORATE ADDRESS
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301

STOCK INFORMATION
New York Stock Exchange
Symbol: MKC


STOCK DIVIDEND DATES - 2000

    RECORD DATE  PAYMENT DATE
    03/31/00      04/13/00
    07/02/00      07/15/00
    10/01/00      10/13/00
    12/31/00      01/24/01

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




THIS REPORT IS PRINTED ON RECYCLABLE PAPER.

[PHOTO]    (SHOWN L-R, FRONT)
           CONTINO, STEVENS,
           WEATHERHOLTZ, LAWLESS,
           DAVEY; (BACK) HRABOWSKI,
           NORDHOFF, DUNN,
           SCHROEDER, BRADY


DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------


BOARD OF DIRECTORS

Executive Committee
    Robert J. Lawless
    Francis A. Contino
    Robert G. Davey
    Carroll D. Nordhoff

James T. Brady+
FORMER SECRETARY
MARYLAND DEPARTMENT OF BUSINESS &
    ECONOMIC DEVELOPMENT

Edward S. Dunn, Jr.*
C. J. MCNUTT CHAIR
ERIVAN K. HAUB SCHOOL OF BUSINESS
    SAINT JOSEPH'S UNIVERSITY

Dr. Freeman A. Hrabowski, III +*
PRESIDENT
UNIVERSITY OF MARYLAND
    BALTIMORE COUNTY

Robert W. Schroeder
PRESIDENT - U.S. CONSUMER FOODS

William E. Stevens+*
CHAIRMAN & CHIEF EXECUTIVE OFFICER
WESMARK GROUP

Karen D. Weatherholtz
SENIOR VICE PRESIDENT -
    HUMAN RELATIONS

CORPORATE OFFICERS

Robert J. Lawless
CHAIRMAN, PRESIDENT &
    CHIEF EXECUTIVE OFFICER

Susan L. Abbott
VICE PRESIDENT -
    REGULATORY & ENVIRONMENTAL AFFAIRS

J. Allan Anderson
SENIOR VICE PRESIDENT

Allen M. Barrett, Jr.
VICE PRESIDENT -
    CORPORATE COMMUNICATIONS

Francis A. Contino
EXECUTIVE VICE PRESIDENT &
    CHIEF FINANCIAL OFFICER

Robert G. Davey
PRESIDENT -
    GLOBAL INDUSTRIAL GROUP

Stephen J. Donohue
VICE PRESIDENT -
    STRATEGIC SOURCING

Dr. Hamed Faridi
VICE PRESIDENT -
    RESEARCH & DEVELOPMENT

Randall B. Jensen
VICE PRESIDENT -
    OPERATIONS RESOURCES

Kenneth A. Kelly, Jr.
VICE PRESIDENT &CONTROLLER

Christopher J. Kurtzman
VICE PRESIDENT & TREASURER

Roger T. Lawrence
VICE PRESIDENT - QUALITY ASSURANCE

C. Robert Miller, II
VICE PRESIDENT -
    MANAGEMENT INFORMATION SYSTEMS

Carroll D. Nordhoff
EXECUTIVE VICE PRESIDENT

Robert W. Skelton
VICE PRESIDENT, GENERAL COUNSEL
    & SECRETARY

Gordon M. Stetz, Jr.
VICE PRESIDENT -
    ACQUISITIONS & FINANCIAL PLANNING

Karen D. Weatherholtz
SENIOR VICE PRESIDENT -
    HUMAN RELATIONS

Joyce L. Brooks
ASSISTANT TREASURER - FINANCIAL SERVICES

W. Geoffrey Carpenter
ASSOCIATE GENERAL COUNSEL &
    ASSISTANT SECRETARY

David P. Smith
ASSISTANT TREASURER

J. Gregory Yawman
ASSOCIATE COUNSEL &
    ASSISTANT SECRETARY

+AUDIT COMMITTEE MEMBER
*COMPENSATION COMMITTEE MEMBER

                                    [LOGO]

                      MCCORMICK & COMPANY, INCORPORATED

    18 Loveton Circle    Sparks, Maryland 21152-6000   U.S.A   410-771-7301