Form 10-K/A, Exhibit 13
period 1999-11-30
MCCORMICK & CO INC
filed 2001-01-22
CIK 63754

EXHIBIT 13

Report on Operations

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

In the U.S., we continue to roll out the Quest program, a pricing and promotional initiative between McCormick and the customer. Quest prices most of our best-selling spice items and all of our dry seasoning mixes (DSM) to the customer, net of discounts and allowances, with the objective to increase consumer sales. Using McCormick's category management capabilities, we are working with our customers to provide a wide variety of products at attractive pricing. This benefits our customers with higher volumes sold and the consumer with a better price value. At year end, nearly 75% of sales to our U.S. customers were invoiced under Quest. We are complementing category management efforts with targeted advertising, sampling and consumer promotions. This consumer support is aimed at those items for which we can build awareness, encourage trial and increase usage.

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

Performance Highlights

Promotions and advertising were directed to potential high growth items. In the U.S. we grew the Grill Mates product line 45% in 1999, following 30% growth the prior year. The La Grille(R) line in Canada grew 35% in 1999 over 1998.

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

The success of the Schwartz Make It Fresh! line of fruit and vegetable sauces and seasonings increased our share of the U.K. dry seasoning market by 5 percentage points in 1999. Launched in 1998, this new product accounted for 10% of the Schwartz brand volume for 1999. Together with Potato WedgesTM, launched nearly three years ago, these new products now account for 17% of Schwartz volume.

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

Global sourcing is another avenue to improve business practices, reduce cost, and develop a better supply of products. Our global sourcing efforts include building upon existing joint ventures and strategic alliances, establishing new supply points for key commodities, direct purchase from source countries, and in some cases, transferring production to source locations.

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

In the U.S., we plan to launch Big `N Bold Spice Blends(C) to our foodservice customers in 2000 and continue to explore the ethnic market with our line of authentic Mexican and Asian products. In Canada, we will offer a foodservice version of successful consumer products such as "Montreal Chicken" and selected One Step Seasonings. We have entered into a three-year agreement with the prestigious Culinary Institute of America to provide ongoing culinary training to our U.S. sales and marketing staff. This is part of the Company's commitment to the development of our employees and will also benefit our customers. There is tremendous opportunity for growth into 2000 as we help our key distributor customers gain market share.

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

The Company also had improved results in our joint venture operations, particularly in Mexico and Japan. These two operations were areas of particular focus as we began our year and we dedicated specific management resources to their improvement. Our Signature Brands joint venture concluded a year of strong performance and recently acquired the PAAS(R) brand of egg decorating products. This line of specialized holiday items fits well with Signature's cake decorating business. In total, income from unconsolidated operations more than doubled from $6.2 million in 1998 to $13.4 million in 1999.

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

Excluding the impact of special charges and the cumulative effect of an accounting change, 1999 net income increased $16.4 million, which was 15.6% over 1998. This result, together with the reduction in shares outstanding, led to earnings per share growth of 18.2%, excluding special charges and the cumulative effect of an accounting change.

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

Management's Discussion and Analysis

Overview

For 1999, the Company reported net income of $103.3 million or $1.43 of diluted earnings per share compared to $103.8 million or $1.41 of diluted earnings per share in 1998. During 1999, the Company recorded special charges related to streamlining operations and a cumulative effect of an accounting change. Excluding the impact of special charges and the cumulative effect of accounting change, net income on a comparable basis was $121.7 million in 1999 compared to $105.3 million last year.

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

(MILLIONS)                                                     1999              1998             1997
-------------------------------------------------------------------------------------------------------------
Net sales
   Consumer                                                     $896.2           $836.4            $804.8
   Industrial                                                    941.0            885.9             816.3
   Packaging                                                     169.7            158.8             179.9
                                                          ---------------------------------------------------
                                                              $2,006.9         $1,881.1          $1,801.0
                                                          ===================================================

Operating income
   Consumer                                                     $122.7           $126.5            $103.8
   Industrial                                                     61.0             62.7              71.6
   Packaging                                                      19.6             17.5              18.2
                                                          ---------------------------------------------------
Combined segments (1)                                           $203.3           $206.7            $193.6
                                                          ===================================================

Operating income, excluding special charges (credits)
     Consumer                                                   $136.5           $129.0            $108.7
     Industrial                                                   73.8             61.3              59.0
     Packaging                                                    19.8             18.7              22.8
                                                          ---------------------------------------------------
Combined segments (1)                                           $230.1           $209.0            $190.5
                                                          ===================================================

(1) Excludes the impact of general corporate expenses included as Corporate & Eliminations in Note 12 in the Notes to the Consolidated Financial Statements.

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

Selling, general and administrative expenses were higher in 1999 than 1998 on both a dollar basis and as a percentage of sales. The dollar increase is primarily due to expenditures in support of higher sales and income levels, including promotional spending, incentive-based employee compensation and research and development.

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

Due to the impact of certain nondeductible expenses related to the special charges, the effective tax rate was 40.2% for 1999, compared to 36.0% in 1998. Excluding the impact of the special charges, the effective tax rate for 1999 was 35.9%.

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

Investing activities used cash of $45.9 million in 1999 versus $62.6 million in 1998. Capital expenditures decreased versus last year primarily because 1998 included a project to consolidate facilities in our packaging segment. Acquisitions of businesses in 1998 included the purchase of a line of wet and dry mustards, curry powders and various meal lines in Australia and Canada marketed under the Keen's and Rice-a-Riso(R) brand names.

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

The Company recorded special charges of $26.7 million ($23.2 million after-tax) associated with the plan to streamline operations. Of this amount, $25.7 million was classified as special charges and $1.0 million as cost of goods sold in the Consolidated Statement of Income. The Company announced actions to consolidate certain U.K. facilities, improve efficiencies within previously consolidated European operations and realign operations between the U.K. and other European locations. Specific actions under this plan include: the closure of the Oswaldtwistle facility, one of three liquid manufacturing operations in the U.K.; streamlining manufacturing and administrative functions at the recently consolidated European operations; realignment of operations between the U.K. and other European locations; and system and process improvements throughout the Company's global operations.

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

Accounting Change

As further discussed in Note 2 of Notes to the Consolidated Financial Statements, the Company changed its actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of the annual pension expense. This modification resulted in a one-time cumulative effect of an accounting change of $4.8 million (net of tax of $2.9 million) or $0.07 per share. The use of the new method did not have a material impact on the Company's results of operations and financial condition in 1999 and is not expected to have a material impact in future years.

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

The following table summarizes the foreign currency exchange contracts held at November 30, 1999. All contracts are valued in U.S. dollars using year-end 1999 exchange rates and have been designated as hedges of firm commitments or anticipated transactions with a maturity period of less than one year.

                                                                         AVERAGE
                                                                       CONTRAACTUAL
                         CURRENCY RECEIVED      NOTIONAL VALUE        EXCHANGE RATE          FAIR VALUE
    CURRENCY SOLD                                 (MILLIONS)             (FC/USD)            (MILLIONS)
-------------------------------------------------------------------------------------------------------------


         GBP                    USD                    $22.9                 .61                  $.3
         CAN                    USD                     13.0                1.47                  -
         USD                    CHF                      0.5                1.47                  -
-------------------------------------------------------------------------------------------------------------

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

                                Year of Maturity
                                                                                  There-               Fair
(MILLIONS)                              2000      2001       2002      2003       after     Total      Value
---------------------------------------------------------------------------------------------------------------
DEBT
Fixed rate                                $7.7     $85.2        $.5       $.4     $155.3     $249.1    $254.7
Average interest rate                    9.00%     8.81%      3.01%      .99%      7.93%
---------------------------------------------------------------------------------------------------------------
Variable rate                            $92.9        -          -         -          -       $92.9     $92.9
Average interest rate                    5.99%        -          -         -          -       5.99%

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

                        Consolidated Statement of Income

                                                                        Year ended November 30
                                                                  1999           1998           1997
                                                            -----------------------------------------------
                                                                  (IN MILLIONS EXCEPT PER SHARE DATA)

Net sales                                                   $2,006.9       $1,881.1       $1,801.0
Cost of goods sold                                           1,289.7        1,232.2        1,172.4
                                                            -----------------------------------------------
Gross profit                                                   717.2          648.9          628.6
Selling, general and administrative expense                    522.3          463.8          461.0
Special charges (credits)                                       25.7            2.3           (3.2)
                                                            -----------------------------------------------
Operating income                                               169.2          182.8          170.8
Interest expense                                                32.4           36.9           36.3
Other (income) expense, net                                     (5.5)          (6.6)          (7.8)
                                                            -----------------------------------------------
Income from consolidated continuing operations before
   income taxes                                                142.3          152.5          142.3
Income taxes                                                    57.2           54.9           52.6
                                                            -----------------------------------------------
Net income from consolidated continuing operations              85.1           97.6           89.7
Income from unconsolidated operations                           13.4            6.2            7.7
                                                            -----------------------------------------------
Net income from continuing operations                           98.5          103.8           97.4
Cumulative effect of accounting change, net of income
   taxes of $2.9                                                 4.8            -              -
Income from discontinued operations, net of income taxes         -              -              1.0
                                                            -----------------------------------------------
Net income                                                  $  103.3       $  103.8       $   98.4
                                                            ===============================================

Earnings per common share - basic
   Continuing operations                                    $   1.38       $   1.42       $   1.29
   Cumulative effect of accounting change                        .07           -              -
   Discontinued operations                                      -              -               .01
                                                            -----------------------------------------------
Total earnings per share - basic                            $   1.45       $   1.42       $   1.30
                                                            ===============================================
Earnings per common share - assuming dilution
   Continuing operations                                    $   1.36       $   1.41       $   1.29
   Cumulative effect of accounting change                        .07           -              -
   Discontinued operations                                      -              -               .01
                                                            -----------------------------------------------
Total earnings per share - assuming dilution                $   1.43       $   1.41       $   1.30
                                                            ===============================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           Consolidated Balance Sheet

                                                                          November 30
                                                                        1999        1998
                                                                     ---------------------------
                                                                         (IN MILLIONS)

CURRENT ASSETS
Cash and cash equivalents                                            $     12.0  $     17.7
Receivables, less allowances of $3.8 for 1999 and $4.0 for 1998           213.9       212.8
Inventories                                                               234.2       250.9
Prepaid expenses and other current assets                                  26.1         7.2
Deferred income taxes                                                       4.4        15.2
                                                                     ---------------------------
    Total current assets                                                  490.6       503.8
                                                                     ---------------------------
Property, plant and equipment, net                                        363.3       377.0
Intangible assets, net                                                    142.8       160.9
Prepaid allowances                                                        109.3       143.7
Investments and other assets                                               82.8        73.7
                                                                     ---------------------------
    Total assets                                                     $  1,188.8  $  1,259.1
                                                                     ===========================

CURRENT LIABILITIES
Short-term borrowings                                                $     92.9  $    139.1
Current portion of long-term debt                                           7.7        24.5
Trade accounts payable                                                    148.8       145.9
Other accrued liabilities                                                 221.2       208.5
                                                                     ---------------------------
    Total current liabilities                                             470.6       518.0
                                                                     ---------------------------
Long-term debt                                                            241.4       250.4
Deferred income taxes                                                       3.8         4.2
Other long-term liabilities                                                90.6        98.4
                                                                     ---------------------------
    Total liabilities                                                     806.4       871.0
                                                                     ---------------------------

SHAREHOLDERS' EQUITY
Common stock, no par value; authorized 160.0 shares; issued and
    outstanding: 1999 - 8.9 shares, 1998 - 9.7 shares                      49.8        49.0
Common stock non-voting, no par value; authorized 160.0 shares;
    issued and outstanding: 1999 - 61.5 shares, 1998 - 62.8 shares        124.0       120.0
Retained earnings                                                         242.8       262.3
Accumulated other comprehensive income                                    (34.2)      (43.2)
                                                                     ---------------------------
    Total shareholders' equity                                            382.4       388.1
                                                                     ---------------------------
    Total liabilities and shareholders' equity                       $  1,188.8  $  1,259.1
                                                                     ===========================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENT.

                      Consolidated Statements of Cash Flows

                                                                        Year ended November 30
                                                                 1999            1998           1997
                                                            -----------------------------------------------
                                                                            (IN MILLIONS)

OPERATING ACTIVITIES
Net income                                                     $  103.3       $  103.8        $   98.4
Adjustments to reconcile net income to net cash provided
   by operating activities
     Special charges (credits)                                     26.7            2.3            (3.2)
     Cumulative effect of accounting change                        (4.8)           -               -
     Depreciation and amortization                                 57.4           54.8            49.3
     Deferred income taxes                                          6.4            2.0            18.9
     Other                                                          1.6            (.3)            2.9
     Income from unconsolidated operations                        (13.4)          (6.2)           (7.7)
     Changes in operating assets and liabilities
       Receivables                                                 (2.1)           1.6            (4.2)
       Inventories                                                 16.0           (1.7)          (13.7)
       Prepaid allowances                                          34.6          (13.1)           18.1
       Trade accounts payable                                       3.2           (2.4)            (.6)
       Other assets and liabilities                                (7.6)          (6.6)           13.5
Dividends received from unconsolidated affiliates                   8.0            9.8             9.5
                                                            -----------------------------------------------
Net cash provided by operating activities                         229.3          144.0           181.2
                                                            -----------------------------------------------

INVESTING ACTIVITIES

Acquisitions of businesses                                          -             (8.9)           (3.3)
Capital expenditures                                              (49.3)         (54.8)          (43.9)
Proceeds from sale of assets                                        3.0            3.0             3.8
Other                                                                .4           (1.9)           (3.3)
                                                            -----------------------------------------------
Net cash used in investing activities                             (45.9)         (62.6)          (46.7)
                                                            -----------------------------------------------

FINANCING ACTIVITIES

Short-term borrowings, net                                        (46.4)          27.5            16.1
Long-term debt borrowings                                            .3            9.0              .6
Long-term debt repayments                                         (24.3)         (17.7)          (12.2)
Common stock issued                                                11.6           14.1             7.0
Common stock acquired by purchase                                 (81.0)         (63.0)         (111.2)
Dividends paid                                                    (48.7)         (46.9)          (45.5)
                                                            -----------------------------------------------
Net cash used in financing activities                            (188.5)         (77.0)         (145.2)
                                                            -----------------------------------------------
Effect of exchange rate changes on cash and cash
   equivalents                                                      (.6)           (.2)            1.8
                                                            -----------------------------------------------
(Decrease)/increase in cash and cash equivalents                   (5.7)           4.2            (8.9)
Cash and cash equivalents at beginning of year                     17.7           13.5            22.4
                                                            -----------------------------------------------
Cash and cash equivalents at end of year                       $   12.0       $   17.7        $   13.5
                                                            ===============================================


SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Consolidated Statement of Shareholders' Equity

                                        Common
                                        Stock                               Accumulated
                           Common        Non-       Common                     Other             Total
 (MILLIONS EXCEPT PER       Stock       Voting      Stock      Retained     Comprehensive     Shareholders'
       SHARE DATA)         Shares       Shares      Amount     Earnings        Income            Equity
-------------------------------------------------------------------------------------------------------------
Balance, November 30,
   1996                      11.5         66.7      $161.0      $313.8          $(24.8)          $450.0
Comprehensive income:
   Net income                                                     98.4                             98.4
   Currency
     translation
     adjustments                                                                  (5.8)            (5.8)
                                                                                            -----------------
Comprehensive income                                                                               92.6
                                                                                            -----------------
Dividends paid
   ($.60/share)                                                  (45.5)                           (45.5)
Shares purchased and
   retired                    (.3)        (4.2)       (8.6)     (102.6)                          (111.2)
Shares issued                  .1           .2         7.0                                          7.0
Other                                                               .2                               .2
Equal exchange               (1.1)         1.1                                                      -
                         ------------------------------------------------------------------------------------
Balance, November 30,
   1997                      10.2         63.8      $159.4      $264.3          $(30.6)          $393.1
Comprehensive income:
   Net income                                                    103.8                            103.8
   Currency
     translation
     adjustments                                                                  (6.0)            (6.0)
   Minimum pension
     liability
     adjustment, net
     of tax                                                                       (6.6)            (6.6)
                                                                                            -----------------
Comprehensive income                                                                               91.2
                                                                                            -----------------
Dividends paid
   ($.64/share)                                                  (46.9)                           (46.9)
Shares purchased and
   retired                    (.2)        (1.8)       (4.5)      (58.5)                           (63.0)
Shares issued                  .3           .2        14.1                                         14.1
Other                                                              (.4)                             (.4)
Equal exchange                (.6)          .6                                                      -
                         ------------------------------------------------------------------------------------
Balance, November 30,
   1998                       9.7         62.8      $169.0      $262.3          $(43.2)          $388.1

                                        Common
                                        Stock                               Accumulated
                           Common        Non-       Common                     Other             Total
 (MILLIONS EXCEPT PER       Stock       Voting      Stock      Retained     Comprehensive     Shareholders'
       SHARE DATA)         Shares       Shares      Amount     Earnings        Income            Equity
-------------------------------------------------------------------------------------------------------------
Balance, November 30,
   1998                       9.7         62.8      $169.0      $262.3          $(43.2)          $388.1
COMPREHENSIVE INCOME:
   NET INCOME                                                    103.3                            103.3
   CURRENCY
     TRANSLATION
     ADJUSTMENTS                                                                   -                -
   MINIMUM PENSION
     LIABILITY
     ADJUSTMENT, NET
     OF TAX                                                                        6.6              6.6
   CHANGE IN REALIZED
     AND UNREALIZED
     GAINS ON
     DERIVATIVE
     FINANCIAL
     INSTRUMENTS, NET
     OF TAX                                                                        2.4              2.4
                                                                                            -----------------
COMPREHENSIVE INCOME                                                                              112.3
                                                                                            -----------------
DIVIDENDS PAID
   ($.68/SHARE)                                                  (48.7)                           (48.7)
SHARES PURCHASED AND
   RETIRED                    (.5)        (2.1)       (6.8)      (74.2)                           (81.0)
SHARES ISSUED                  .3           .2        11.6                                         11.6
OTHER                                                               .1                               .1
EQUAL EXCHANGE                (.6)          .6                                                      -
                         ------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30,
   1999                       8.9         61.5      $173.8      $242.8          $(34.2)          $382.4
                         ====================================================================================



See Notes to Consolidated Financial Statements

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

In 1999, the Company changed its actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of the annual pension expense. This modification resulted in a one-time, pre-tax credit of $7.7 million which was previously classified in the consolidated statement of income on the line entitled special charges (credits). This item has been reclassified in these financial statements as a $4.8 million cumulative effect of accounting change, net of income taxes.

2.     SPECIAL CHARGES, ACCOUNTING CHANGE AND DISCONTINUED OPERATIONS

SPECIAL CHARGES

During 1999, the Company recorded special charges of $26.7 million ($23.2 million after-tax) associated with a plan to streamline operations approved by the Company's Board of Directors in May 1999. Of this amount, $25.7 million was classified as special charges and $1.0 million as cost of goods sold in the Consolidated Statement of Income.

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

The major components of the special charges (credits) and the remaining accrual balance as of November 30, 1999 follow:

                                       Severance
                                          and
                                        personnel        Asset write-         Other exit
(MILLIONS)                               costs              downs                costs             Total
--------------------------------------------------------------------------------------------------------------
1999
   SPECIAL CHARGES                           $7.9             $15.8               $3.0              $26.7
   AMOUNTS UTILIZED                          (4.0)            (15.8)              (1.2)             (21.0)
                                    --------------------------------------------------------------------------
                                             $3.9              $-                 $1.8               $5.7
                                    ==========================================================================

During 1998 and 1997, the Company completed special projects relating to the consolidation of manufacturing facilities, reduction of administrative staff and divestiture of non-core businesses undertaken in previous years. Due to the net impact of estimate changes, project modifications and the recognition of project expenses not accruable in previous years, the Company recorded special charges (credits) of $2.3 million and $(3.2) million in 1998 and 1997, respectively. In 1998, the realignment of several overseas operations resulted in losses less than originally anticipated and the Company discontinues its manufacturing operations in Venezuela. In 1997, the agreement in principle to dispose of an overseas food brokerage and distribution business was not consummated and the Company streamlined the food brokerage and distribution business and closed a U.S. packaging plant.

ACCOUNTING CHANGE

In 1999, the Company changed its actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense. This modification resulted in a one-time cumulative effect of an accounting change of $4.8 million (net of tax of $2.9 million) or $0.07 per share. Under the previous method, all realized and unrealized gains and losses were gradually included in the calculated market-related value of plan assets over a five-year period. Under the new method, the total expected investment return, which anticipates realized and unrealized gains and losses on plan assets, is included in the calculated market-related value of plan assets each year. Only the difference between total actual investment return, including realized and unrealized gains and losses, and the expected investment return is gradually included in the calculated market-related value of plan assets over a five-year period.

Under the new actuarial method, the calculated market-related value of plan assets more closely approximates fair value, while still mitigating the effect of annual market value fluctuations. It also reduces the growing difference between the fair value and calculated market-related value of plan assets that has resulted from the recent accumulation of unrecognized gains and losses. While this change better represents the amount of ongoing pension expense, the new method did not have a material impact on the Company's results of operations in 1999 and is not expected to have a material impact in future years. The pro-forma impact of applying the change to 1998 and 1997 was not material.

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

Summarized year-end information from the financial statements of these companies representing 100% of the businesses follows:

(MILLIONS)                                                     1999              1998             1997
-------------------------------------------------------------------------------------------------------------
Net sales                                                        $378.3           $344.4            $345.4
Gross profit                                                      158.7            131.1             131.7
Net income                                                         26.7             11.9              15.7
Current assets                                                   $168.0           $161.2            $154.0
Noncurrent assets                                                  82.6             71.7              73.2
Current liabilities                                                97.1            106.1              90.8
Noncurrent liabilities                                             46.1             39.5              46.5

4.     FINANCING ARRANGEMENTS

The Company's outstanding debt is as follows:


(MILLIONS)                                                                        1999             1998
--------------------------------------------------------------------------------------------------------------
Short-term borrowings
   Commercial paper (1)                                                            $59.6             $94.4
   Other                                                                            33.3              44.7
                                                                            ----------------------------------
                                                                                   $92.9            $139.1
                                                                            ==================================

                                       34


(MILLIONS)                                                                        1999             1998
--------------------------------------------------------------------------------------------------------------

Weighted-average interest rate of short-term borrowings at year end                5.99%             6.57%

Long-term debt
   8.95% note due 2001(1)                                                          $74.8             $74.7
   9.75% installment notes due through 2001                                          5.2               8.8
   9.00% installment notes due 1999                                                  -                 1.6
   5.78% - 7.77% medium-term notes due 2004 to 2006                                 95.0              95.0
   7.63% - 8.12% medium-term notes due 2024 (2)                                     55.0              55.0
   9.34% pound sterling installment note due through 2001                            7.1              11.3
   10.00% Canadian dollar bond due 1999                                              -                 6.5
   3.13% yen note due 1999                                                           -                  .9
   9.74% Australian dollar note due 1999                                             -                 7.5
   Other                                                                            12.0              13.6
                                                                            ----------------------------------
Total long-term debt                                                               249.1             274.9
Less current portion                                                                 7.7              24.5
                                                                            ----------------------------------
                                                                                  $241.4            $250.4
                                                                            ==================================

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

6.     PENSION AND PROFIT SHARING PLANS

PENSION PLAN

The Company's pension expense follows:

                                                        United States                   International
(MILLIONS)                                        1999      1998       1997      1999       1998      1997
--------------------------------------------------------------------------------------------------------------
Defined benefit plans
   Service cost                                    $7.4      $6.2       $5.5      $2.8       $2.7       1.8
   Interest cost                                   12.7      11.4       10.7       3.2        3.2       2.9
   Expected return on plan assets                 (13.2)    (11.2)     (10.2)     (5.2)      (4.9)     (3.9)
   Amortization of  prior service cost               .1        .1        -          .1         .1        .1
   Amortization of    transition asset              (.6)      (.5)       (.5)      (.1)       (.1)      (.1)
   Curtailment loss                                 -         -          -          .2        -         -
   Recognized net actuarial loss (gain)             3.3       1.6        1.6       (.1)       (.3)      (.3)
   Other retirement plans                            .1        .2        -          .7         .8       1.2
                                                --------------------------------------------------------------
                                                   $9.8      $7.8       $7.1      $1.6       $1.5      $1.7
                                                ==============================================================

The Company's U.S. plans held .5 million shares, with a fair value of $15.0 million, of the Company's stock at November 30, 1999. Dividends paid on these shares in 1999 were $.3 million.

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans' funded status at September 30, the measurement date, follow:

                                                            United States               International
(MILLIONS)                                                1999          1998          1999          1998
-------------------------------------------------------------------------------------------------------------
Change in benefit obligation
   Beginning of the year                                 $185.5        $156.2         $49.8         $43.8
     Service cost                                           7.4           6.2           2.8           2.7
     Interest cost                                         12.7          11.4           3.2           3.2
     Employee contributions                                 -             -             1.1           1.1
     Plan changes                                            .3           -             -             -
     Curtailment                                            -             -              .4           -
     Actuarial (gain) loss                                (17.7)         21.3           4.2           2.4
     Benefits paid                                        (11.7)         (9.6)         (2.2)         (1.8)
     Foreign currency impact                                -             -             (.4)         (1.6)
                                                      -------------------------------------------------------
   End of year                                           $176.5        $185.5         $58.9         $49.8
                                                      -------------------------------------------------------
Change in fair value of plan assets
   Beginning of the year                                 $141.2        $134.2         $57.9         $55.2
     Actual return on plan assets                          16.9           5.4           4.4           5.4
     Transfer                                                .4           -             -             -
     Employer contributions                                22.2          11.2           -             -
     Employee contributions                                 -             -             1.1           1.1
     Benefits paid                                        (11.7)         (9.6)         (2.2)         (1.8)
     Foreign currency impact                                -             -             (.5)         (2.0)
                                                      -------------------------------------------------------
   End of year                                           $169.0        $141.2         $60.7         $57.9
                                                      -------------------------------------------------------
Reconciliation of funded status
   Funded status                                          $(7.5)       $(44.3)         $1.8          $8.1
   Unrecognized net actuarial loss (gain)                  26.2          43.4          (2.9)         (8.5)
   Unrecognized prior service cost                           .3            .4            .7           1.0
   Unrecognized transition asset (liability)                 .6           -             (.4)          (.5)
                                                      -------------------------------------------------------
   Net pension asset (liability)                          $19.6          $(.5)         $(.8)          $.1
                                                      =======================================================

Amounts recognized in the Consolidated Balance Sheet consist of the following:

                                                            United States               International
(MILLIONS)                                                1999          1998          1999          1998
--------------------------------------------------------------------------------------------------------------
Prepaid pension cost                                       $19.6          $5.1           $.4           $.8
Accrued pension liability                                    -           (17.9)         (1.2)          (.7)
Intangible asset                                             -             2.0           -             -
Deferred income taxes                                        -             3.7           -             -
Minimum pension liability                                    -             6.6           -             -
                                                      --------------------------------------------------------
                                                           $19.6          $(.5)         $(.8)          $.1
                                                      ========================================================

The accumulated benefit obligation for the U.S. plans was $144.5 million and $153.9 million as of September 30, 1999 and 1998, respectively.

                                                            United States               International
                                                          1999          1998          1999          1998
--------------------------------------------------------------------------------------------------------------
Significant assumptions
   Discount rate                                          8.0%          7.0%        6.0-6.5%        6.5%
   Salary scale                                           4.5%          4.0%        3.5-4.0%      3.5-4.0%
   Expected return on plan assets                        10.0%         10.0%          8.5%        8.5-9.5%

PROFIT SHARING PLAN

Profit sharing plan expense was $6.0 million, $4.2 million and $4.4 million in 1999, 1998 and 1997, respectively.

The Profit Sharing Plan held 2.4 million shares, with a fair value of $78.3 million, of the Company's stock at November 30, 1999. Dividends paid on these shares in 1999 were $1.6 million.

7.     OTHER POSTRETIREMENT BENEFITS

The Company's other postretirement benefit expense follows:

(MILLIONS)                                                               1999          1998          1997
--------------------------------------------------------------------------------------------------------------
Other postretirement benefits
   Service cost                                                            $2.6          $2.1          $1.9
   Interest cost                                                            4.9           4.4           4.3
   Amortization of prior service cost                                       (.1)          (.1)          (.1)
                                                                     -----------------------------------------
                                                                           $7.4          $6.4          $6.1
                                                                     =========================================

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plan's funded status at November 30, the measurement date, follow:

(MILLIONS)                                                                            1999          1998
-------------------------------------------------------------------------------------------------------------
Change in benefit obligation
   Beginning of the year                                                               $69.8         $61.5
     Service cost                                                                        2.6           2.1
     Interest cost                                                                       4.9           4.4
     Employee contributions                                                              1.6           1.5
     Plan changes                                                                       (6.1)          (.5)
     Actuarial (gain) loss                                                              (2.7)          5.9
     Benefits paid                                                                      (5.0)         (5.1)
                                                                                  ---------------------------
   End of the year                                                                     $65.1         $69.8
                                                                                  ---------------------------
Change in fair value of plan assets
   Beginning of the year                                                                $-            $-
     Employer contributions                                                              3.4           3.6
     Employee contributions                                                              1.6           1.5
     Benefits paid                                                                      (5.0)         (5.1)
                                                                                  ---------------------------
   End of the year                                                                      $-            $-
                                                                                  ---------------------------
Reconciliation of funded status
   Funded status                                                                      $(65.1)       $(69.8)
   Unrecognized net actuarial (gain) loss                                                (.2)          2.5
   Unrecognized prior service cost                                                      (7.3)         (1.3)
                                                                                  ---------------------------
   Other postretirement benefit liability                                             $(72.6)       $(68.6)
                                                                                  ===========================

The assumed weighted-average discount rates were 8.0% and 7.0% for 1999 and 1998, respectively.

The assumed annual rate of increase in the cost of covered health care benefits is 7.9% for 2000. It is assumed to decrease gradually to 4.5% in the year 2007 and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

                                                             1 Percentage Point        1 Percentage Point
(MILLIONS)                                                        Increase                  Decrease
-------------------------------------------------------------------------------------------------------------
Effect on benefit obligation as of  November 30, 1999               $6.5                     $(5.8)
Effect on total of service and interest cost
   components in 1999                                               $1.0                     $(.8)

8.    INCOME TAXES

The provision for income taxes consists of the following:

(MILLIONS)                                                               1999          1998          1997
--------------------------------------------------------------------------------------------------------------
Income taxes
   Current
     Federal                                                              $35.6         $37.6         $24.4
     State                                                                  2.7           6.7           5.5
     International                                                         12.5           8.6           3.8
                                                                     -----------------------------------------
                                                                           50.8          52.9          33.7
                                                                     -----------------------------------------
   Deferred
     Federal                                                                4.8            .1          10.7
     State                                                                  1.3           (.6)          2.3
     International                                                           .3           2.5           5.9
                                                                     -----------------------------------------
                                                                            6.4           2.0          18.9
                                                                     -----------------------------------------
Total income taxes                                                        $57.2         $54.9         $52.6
                                                                     =========================================

The components of income from consolidated continuing operations before income taxes follow:

(MILLIONS)                                                               1999          1998          1997
--------------------------------------------------------------------------------------------------------------
Pretax income
   United States                                                         $119.3        $126.9        $115.6
   International                                                           23.0          25.6          26.7
                                                                     -----------------------------------------
                                                                         $142.3        $152.5        $142.3
                                                                     =========================================

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

                                                                         1999          1998          1997
--------------------------------------------------------------------------------------------------------------
Federal statutory tax rate                                               35.0%         35.0%         35.0%
State income taxes, net of federal benefits                               1.8           2.6           4.3
Tax effect of international operations                                     .5            .6            .1
Tax credits                                                              (1.6)         (2.2)         (2.6)
Nondeductible special charges                                             4.2           -             -
Other, net                                                                 .3           -              .2
                                                                     -----------------------------------------
Effective tax rate                                                       40.2%         36.0%         37.0%
                                                                     -----------------------------------------

Deferred tax liabilities and assets are comprised of the following:

(MILLIONS)                                                                             1999          1998
--------------------------------------------------------------------------------------------------------------
Deferred tax assets
   Postretirement benefit obligations                                                   $36.7         $35.7
   Accrued expenses and other reserves                                                   12.0          15.3
   Inventory                                                                              3.8           3.8
   Net operating losses and tax credits                                                   7.2           7.2
   Other                                                                                 19.1          16.0
   Valuation allowance                                                                   (7.2)         (6.2)
                                                                                   ---------------------------
                                                                                         71.6          71.8
                                                                                   ---------------------------
Deferred tax liabilities
   Depreciation                                                                          44.7          41.9
   Other                                                                                 22.2          16.0
                                                                                   ---------------------------
                                                                                         66.9          57.9
                                                                                   ---------------------------
Net deferred tax asset                                                                   $4.7         $13.9
                                                                                   ===========================

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

(MILLIONS EXCEPT PER SHARE DATA)                                         1999          1998          1997
--------------------------------------------------------------------------------------------------------------
Pro forma net income                                                      $98.2        $100.1         $94.5
Pro forma earnings per share
   Assuming dilution                                                       1.36          1.36          1.25
   Basic                                                                   1.38          1.37          1.25

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

                                                       1999                 1998                 1997
--------------------------------------------------------------------------------------------------------------
Risk-free interest rates                             4.9%-5.4%            5.5%-5.7%            5.9%-6.7%
Dividend yields                                        2.0%                 2.0%                 2.0%
Expected volatility                                    24.2%                23.6%                23.0%
Expected lives                                     1.6-6.0 YEARS        1.3-5.3 years        1.6-4.6 years

A summary of the Company's stock option plans for the years ended November 30 follows:

(OPTIONS IN MILLIONS)                    1999                          1998                         1997
--------------------------------------------------------------------------------------------------------------
                                      WEIGHTED                      Weighted                      Weighted
                                      -AVERAGE                      -average                      -average
                                      EXERCISE                      exercise                      exercise
                        SHARES          PRICE         Shares          price         Shares          price
--------------------------------------------------------------------------------------------------------------
Beginning of year          3.7          $26.50           3.2          $23.11           2.7          $22.71
   Granted                 1.6          $29.06           1.2          $33.15           1.3          $24.25
   Exercised               (.6)         $23.54           (.6)         $22.57           (.3)         $21.94
   Forfeited               (.2)         $25.91           (.1)         $22.27           (.5)         $24.91
--------------------------------------------------------------------------------------------------------------
   End of year             4.5          $27.86           3.7          $26.50           3.2          $23.11
--------------------------------------------------------------------------------------------------------------
Exercisable - end
   of year                 2.3          $25.54           1.9          $23.06           1.8          $22.73
--------------------------------------------------------------------------------------------------------------

(OPTIONS IN MILLIONS)                        Options outstanding                     Options exercisable
--------------------------------------------------------------------------------------------------------------
                                                Weighted          Weighted                       Weighted
                                                -average          -average                        -average
          Range of                              remaining         exercise                        exercise
       exercise price             Shares      life in years         price         Shares           price
--------------------------------------------------------------------------------------------------------------
      $11.06 to $24.25               1.7            1.8            $23.17            1.6          $23.12
      $24.50 to $33.13               1.7            7.5            $29.07             .4          $28.90
           $33.25                    1.1            8.2            $33.25             .3          $33.25
--------------------------------------------------------------------------------------------------------------
                                     4.5            5.5            $27.86            2.3          $25.54
--------------------------------------------------------------------------------------------------------------

Under all stock purchase and option plans, there were 3.6 million and 4.8 million shares reserved for future grants at November 30, 1999 and 1998, respectively.

10.    EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of the required earnings per share measures, basic and assuming dilution, for the years ended November 30 follows:

(MILLIONS)                                                               1999          1998          1997
--------------------------------------------------------------------------------------------------------------
Average shares outstanding - basic                                        71.4          73.3          75.7
Effect of dilutive securities Stock options and ESPP                        .6            .5            .2
Average shares outstanding - assuming dilution                            72.0          73.8          75.9

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

                                                                                  Corporate &
(MILLIONS)                 Consumer     Industrial    Total Food    Packaging     Eliminations      Total
--------------------------------------------------------------------------------------------------------------
1999
NET SALES                    $896.2       $941.0      $1,837.2        $169.7          $-          $2,006.9
INTERSEGMENT SALES              -           11.5          11.5          34.3         (45.8)            -
OPERATING INCOME              122.7         61.0         183.7          19.6         (34.1)          169.2
OPERATING INCOME
   EXCLUDING SPECIAL
   CHARGES                    136.5         73.8         210.3          19.8         (34.2)          195.9
INCOME FROM
   UNCONSOLIDATED
   OPERATIONS                  13.4          -            13.4           -             -              13.4
ASSETS                          -            -           983.2         117.5          88.1         1,188.8
CAPITAL EXPENDITURES            -            -            39.7           8.3           1.3            49.3
DEPRECIATION AND
   AMORTIZATION                 -            -            44.5          11.5           1.4            57.4
--------------------------------------------------------------------------------------------------------------


                                       45

1998
Net sales                    $836.4       $885.9      $1,722.3        $158.8          $-          $1,881.1
Intersegment sales              -            5.0           5.0          30.0         (35.0)            -
Operating income              126.5         62.7         189.2          17.5         (23.9)          182.8
Operating income
   excluding special
   charges                    129.0         61.3         190.3          18.7         (23.9)          185.1
Income from
   unconsolidated
   operations                   6.2          -             6.2           -             -               6.2
Assets                          -            -         1,045.9         124.7          88.5         1,259.1
Capital expenditures            -            -            36.7          16.9           1.2            54.8
Depreciation and
   amortization                 -            -            42.2          11.2           1.4            54.8
--------------------------------------------------------------------------------------------------------------
1997
Net sales                    $804.8       $816.3      $1,621.1        $179.9          $-          $1,801.0
Intersegment sales              -            4.5           4.5          25.9         (30.4)            -
Operating income              103.8         71.6         175.4          18.2         (22.8)          170.8
Operating income
   excluding special
   charges                    108.7         59.0         167.7          22.8         (22.9)          167.6
Income from
   unconsolidated
   operations                   8.2          (.5)          7.7           -             -               7.7
Assets                          -            -         1,047.2         123.6          85.4         1,256.2
Capital expenditures            -            -            33.2          10.0            .7            43.9
Depreciation and
   amortization                 -            -            36.4          11.0           1.9            49.3
--------------------------------------------------------------------------------------------------------------

GEOGRAPHIC AREAS

The Company has significant net sales and long-lived assets in the following geographic areas:

(MILLIONS)                                United States    United Kingdom   Other Countries        Total
--------------------------------------------------------------------------------------------------------------
1999
NET SALES                                     $1,393.9            $322.8           $290.2          $2,006.9
LONG-LIVED ASSETS (1)                            319.0             113.7             73.4             506.1
--------------------------------------------------------------------------------------------------------------
1998
Net sales                                     $1,291.2            $322.2           $267.7          $1,881.1
Long-lived assets (1)                            331.7             126.7             79.5             537.9
--------------------------------------------------------------------------------------------------------------
1997
Net sales                                     $1,222.6            $308.3           $270.1          $1,801.0
Long-lived assets (1)                            330.3             131.5             76.2             538.0
--------------------------------------------------------------------------------------------------------------

(1) Long-lived assets include property, plant and equipment and intangible assets, net of accumulated depreciation and amortization, respectively.

13.    SUPPLEMENTAL FINANCIAL STATEMENT DATA

(MILLIONS)                                                                             1999          1998
--------------------------------------------------------------------------------------------------------------
Inventories
   Finished products and work-in-process                                               $132.6        $138.6
   Raw materials                                                                        101.6         112.3
                                                                                   ---------------------------
                                                                                       $234.2        $250.9
                                                                                   ===========================
Property, plant and equipment
   Land and improvements                                                                $25.0         $26.2
   Buildings                                                                            192.7         187.6
   Machinery and equipment                                                              488.4         477.4
   Construction in progress                                                              28.9          32.1
   Accumulated depreciation                                                            (371.7)       (346.3)
                                                                                   ---------------------------
                                                                                       $363.3        $377.0
                                                                                   ===========================
Intangible assets
   Cost                                                                                $196.8        $212.9
   Accumulated amortization                                                             (54.0)        (52.0)
                                                                                   ---------------------------
                                                                                       $142.8        $160.9
                                                                                   ===========================
Investments and other assets
   Investments                                                                          $61.2         $52.1
   Other assets                                                                          21.6          21.6
                                                                                   ---------------------------
                                                                                        $82.8         $73.7
                                                                                   ===========================
Other accrued liabilities
   Payroll and employee benefits                                                        $66.9         $47.1
   Sales allowances                                                                      40.6          54.1
   Income taxes                                                                          27.1          19.7
   Other                                                                                 86.6          87.6
                                                                                   ---------------------------
                                                                                       $221.2        $208.5
                                                                                   ===========================
Other long-term liabilities
   Other postretirement benefits                                                        $72.6          68.6
   Other                                                                                 18.0          29.8
                                                                                   ---------------------------
                                                                                        $90.6         $98.4
                                                                                   ===========================

(MILLIONS)                                                               1999          1998          1997
--------------------------------------------------------------------------------------------------------------
Depreciation                                                              $52.5         $49.9         $43.9
Research and development                                                   21.4          16.9          16.1
Interest paid                                                              33.0          37.3          38.1
Income taxes paid                                                          55.3          49.0          25.8

14.    SELECTED QUARTERLY DATA (UNAUDITED)

(MILLIONS EXCEPT PER SHARE DATA)                         First         Second        Third         Fourth
-------------------------------------------------------------------------------------------------------------
1999
NET SALES                                                 $441.5        $468.2        $476.8        $620.4
GROSS PROFIT                                               145.3         157.7         164.2         250.0
OPERATING INCOME                                            32.7          13.3          40.9          82.3
NET INCOME BEFORE ACCOUNTING CHANGE                         18.2           1.0          25.4          53.9
NET INCOME                                                  23.0           1.0          25.4          53.9
EARNINGS PER SHARE - BASIC
     NET INCOME BEFORE ACCOUNTING CHANGE                    .25           .01           .36           .76
     NET INCOME                                             .32           .01           .36           .76
EARNINGS PER SHARE - ASSUMING DILUTION
     NET INCOME BEFORE ACCOUNTING CHANGE                    .25           .01           .35           .76
     NET INCOME                                             .32           .01           .35           .76
DIVIDENDS PAID PER SHARE                                    .17           .17           .17           .17
MARKET PRICE
     HIGH                                                 34.25         31.88         34.44         34.50
     LOW                                                  28.00         26.75         29.94         31.31
-------------------------------------------------------------------------------------------------------------
1998
Net Sales                                                 $415.2        $435.5        $444.8         585.6
Gross Profit                                               133.2         141.3         146.3         228.1
Operating income                                            30.0          30.4          38.9          83.5
Net income                                                  16.2          16.1          21.5          50.0
Earnings per share
     Basic                                                  .22           .22           .29           .69
     Assuming dilution                                      .22           .22           .29           .68
Dividends paid per share                                    .16           .16           .16           .16
Market price
     High                                                 30.19         34.38         36.06         33.94
     Low                                                  26.38         28.81         29.06         27.13
-------------------------------------------------------------------------------------------------------------

The cumulative impact from changing the method of determining the market-related value of pension plan assets of $7.7 million ($4.8 million after tax) has been reclassified in the above presentation from a special charge in the second quarter of 1999 to a cumulative effect of accounting change in the first quarter of 1999.

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

As discussed in Note 2 to the financial statements, the Company changed its accounting method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense in 1999.

/s/ Ernst & Young LLP

Baltimore, Maryland
January 19, 2000

                          Historical Financial Summary

 (MILLIONS EXCEPT PER SHARE DATA)           1999          1998          1997          1996          1995
-------------------------------------------------------------------------------------------------------------
For the Year ended November 30
Net sales                                 $2,006.9      $1,881.1      $1,801.0      $1,732.5      $1,691.1
Net income - continuing operations            98.5         103.8          97.4          43.5          86.8
Net income (1)(2)                            103.3         103.8          98.4          41.9          97.5
Per Common Share
   Earnings per share - assuming
     dilution (4)
       Continuing operations                $1.36         $1.41         $1.29          $.54         $1.07
       Discontinued operations (2)           -             -              .01           .08           .13
       Extraordinary item                    -             -             -             (.10)         -
       Accounting change (1)                  .07          -             -             -             -
       Net income                            1.43          1.41          1.30           .52          1.20
   Earning per share - basic (1) (2)
     (4)                                     1.45          1.42          1.30           .52          1.20
Common dividends declared (3)                 .70           .65           .61           .57           .53
Total assets                               1,188.8       1,259.1       1,256.2       1,326.6       1,614.3
Long-term debt                               241.4         250.4         276.5         291.2         349.1

(1) In 1999, the Company changed an actuarial method used in the determination of pension expense. The accounting change resulted in a $4.8 million after tax increase in net income. The impact of this change on annual pension expense other than the cumulative effect adjustment was not significant.

(2) The Company disposed of Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. in 1996.

(3) Includes fourth quarter dividends which were declared in December following the close of each fiscal year.

(4) In 1998, the Company adopted SFAS No. 128, "Earnings Per Share" and prior years' earnings per share have been restated.