Form 10-K, Exhibit 13
period 2000-11-20
MCCORMICK & CO INC
filed 2001-02-16
CIK 63754

                              MCCORMICK & COMPANY
                               2000 ANNUAL REPORT


                                    [LOGO]




                       [Photo of woman on bicycle with
                        Ducros products in basket and
                        caption "Investing for growth"]

CONTENTS

1   Financial Highlights
2   Letter to Shareholders
6   Making a Difference
8   Introduction to Ducros
10  Report on Operations
20  Fuel for Growth
22  Management's Discussion and Analysis
29  Consolidated Statement of Income
30  Consolidated Balance Sheet
31  Consolidated Statement of Cash Flows
32  Consolidated Statement of Shareholder's Equity
33  Notes to Consolidated Financial Statements
41  Report of Management
41  Report of Independent Auditors
42  Historical Financial Summary
43  McCormick Worldwide
44  Investor Information
45  Directors and Officers


OUR MISSION

THE PRIMARY MISSION OF McCORMICK & COMPANY IS TO PROFITABLY EXPAND ITS WORLDWIDE LEADERSHIP POSITION IN THE SPICE, SEASONING AND FLAVORING MARKETS.


COMPANY DESCRIPTION

McCORMICK IS THE GLOBAL LEADER IN THE MANUFACTURE, MARKETING AND DISTRIBUTION OF SPICES, SEASONINGS AND FLAVORS TO THE ENTIRE FOOD INDUSTRY. CUSTOMERS RANGE FROM RETAIL OUTLETS AND FOOD SERVICE PROVIDERS TO FOOD PROCESSING BUSINESSES. IN ADDITION, OUR PACKAGING GROUP MANUFACTURES AND MARKETS PLASTIC BOTTLES AND TUBES FOR THE FOOD, PERSONAL CARE AND OTHER INDUSTRIES. FOUNDED IN 1889, McCORMICK HAS APPROXIMATELY 8,100 EMPLOYEES.


ANNUAL MEETING

THE ANNUAL MEETING WILL BE HELD AT 10 A.M., WEDNESDAY, MARCH 21, 2001, AT MARRIOTT'S HUNT VALLEY INN, 245 SHAWAN ROAD (EXIT 20A OFF I-83 NORTH OF BALTIMORE), HUNT VALLEY, MARYLAND 21031.


THE SCENT FOR THIS YEAR'S ANNUAL REPORT IS CLOVES.


[caption for photo at bottom of page]

CLOVES Cloves are the strongest of all the aromatic spices. In China during the Han dynasty (206 B.C. - 220 A.D.), it was required that all court officials hold some whole cloves in their mouths when addressing the Emporer just to make sure their breath was clean.

                                                      FINANCIAL HIGHLIGHTS 1
                                                --------------------------------


FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS EXCEPT PER SHARE DATA)
--------------------------------------------------------------------------------------------------------
                                                                   2000             1999     % Change
--------------------------------------------------------------------------------------------------------
AS REPORTED:
        Net Sales                                            $   2,123.5      $   2,006.9         5.8%
        Gross profit margin                                         37.9%            35.7%
        Operating income                                     $     225.0      $     170.1        32.3%
        Net income                                                 137.5            103.3        33.1%
        Earnings per share - assuming dilution                      1.98             1.43        38.5%

        Dividends paid per share                                    0.76             0.68        11.8%
        Market price per share - close                             37.25            32.06        16.2%
        Average shares outstanding - assuming dilution              69.6             72.0       (3.3)%
--------------------------------------------------------------------------------------------------------
OTHER PERFORMANCE MEASURES:
--------------------------------------------------------------------------------------------------------
Excluding special charges and accounting change:
        Operating income                                     $     226.1      $     196.8        14.9%
        Net income                                                 138.3            121.7        13.6%
Economic value added (EVA)                                          68.2             42.3        61.2%
--------------------------------------------------------------------------------------------------------

NET SALES
(CONTINUING OPERATIONS)
IN BILLIONS
                       1996             1997            1998           1999          2000
                       1.7325           1.801           1.8811         2.0069        2.1235

EARNINGS PER SHARE -
ASSUMING DILUTION
INCLUDING ACCOUNTING   1996             1997            1998           1999          2000
CHANGE                 $0.52            $1.30           $1.41          $1.43         $1.98

ECONOMIC VALUE ADDED
IN MILLIONS
                       1996             1997            1998           1999          2000
                       (44.64)          23.42           33.15          42.30         68.20

OTHER PERFORMANCE MEASURES

The other performance measures described below are used throughout this report to present alternative views of the Company's performance. Management believes that these other performance measures are used by industry analysts and investors to evaluate the Company's performance relative to its peers and, therefore, when read in conjunction with the financial statements are informative. These measures are not defined by accounting principles generally accepted in the United States and may be calculated differently from similar measures used by other companies.
"ECONOMIC VALUE ADDED" ("EVA") - McCormick defines economic value added as net income from operations, excluding interest, in excess of a capital charge for average capital employed. An "EVA" mark is owned by Stern Stewart & Co. "EXCLUDING IMPACT OF SPECIAL CHARGES AND ACCOUNTING CHANGES" - Gross profit margin, operating income and net income excluding the impact of special charges and accounting changes presents the applicable measure excluding the impact of items identified in the consolidated financial statements as special charges and cumulative effect of accounting changes.
"EXCLUDING DUCROS" - Certain measures are presented excluding the results from the Ducros business, which was acquired on August 31, 2000, on the applicable measure for the year ended November 30, 2000.
"FREE CASH FLOW" - McCormick defines free cash flow as net cash provided by operating activities less capital expenditures and dividends paid.

  2   LETTER TO SHAREHOLDERS
-----------------------------------

[Photo of Robert J. Lawless, Chairman President & CEO]

"Ducros... extends our presence in Europe, complements our strong base in the United Kingdom and expands our platform for growth."

Fiscal 2000 was another excellent year for McCormick. The Company achieved record sales and record earnings, and also made an important strategic investment by acquiring Ducros S.A., the leading spice business in Europe. This acquisition, the largest in the Company's history, significantly advances the development of our international business.

     McCormick's management team is dedicated to providing superior returns to the Company's shareholders. Toward that end, we set aggressive financial goals for 2000 to grow sales, improve gross profit margin and increase earnings per share. For sales, our target was a 4-6% increase. Sales growth in 2000 was 5.8%. Excluding Ducros and foreign currency, sales grew 3.9%. In our consumer business, branded products continued to benefit from well-executed strategies in markets worldwide, and sales grew 5.7% excluding foreign exchange and Ducros. Sales rose 2.0% in our industrial business, excluding foreign exchange. Here, strong sales of snack food seasonings and sales to food service distributors and warehouse clubs were partly offset by weaker sales to restaurant customers and lower sales of ingredient products resulting from reduced raw material costs. Packaging segment sales were up 5.1%. Overall, our diverse portfolio of businesses provided some balance in our 2000 sales results.

     The goal for gross profit margin improvement in 2000 was .7-1.0 percentage points. Gross profit margin before special charges rose to 37.9% from 35.8%, an increase of 2.1 percentage points. This increase resulted from cost reductions and a more favorable product mix. In addition, Ducros results in the fourth quarter contributed to this improvement. Earnings per share before special charges and accounting change rose 18% to $1.99, including $.03 of dilution from the acquisition of Ducros. This exceeded our EPS growth target of 11-14%. Free cash flow for 2000, which totaled $96 million, was within our target range of $75-100 million. Economic value added increased to $68 million from $42 million in 1999, exceeding our annual objective of $5-10 million growth. The Company has now reported improved year-to-year financial results for each of the last eight consecutive quarters.

     McCormick has paid dividends every year since 1925. In December 2000, the Board of Directors raised the dividend by 5% as an indication of management's confidence in our future. Including this latest increase, dividends have risen by 230% during the past 10 years.

STRATEGIES FOR GROWTH

ACQUISITIONS

The acquisition of Ducros on August 31 was a significant investment in our Company's growth. McCormick paid $379 million for this business, which is based in France. With Ducros, we have added a business that extends our presence in Europe, complements our strong base in the United Kingdom and expands our platform for growth. Ducros is a premier brand with strong consumer recognition, and the company has an excellent management team and modern facilities. Ducros sales have grown 5-7% annually over the past four years through broader distribution, effective promotion and advertising, pricing actions and the introduction of new products.

     Investing in acquisitions will continue to be an important growth strategy. We will target leading brands of

                                                                             3
                                                                          ------


domestic and international products which provide flavor. We will also consider industrial businesses with capabilities in higher-margin products, such as compound flavors.

DELIVER PREFERRED FLAVORS

People around the world are seeking bolder flavors, ethnic flavors, exciting flavors. Delivering preferred flavors is what McCormick's business is all about. The Company's success depends on understanding the trends in what people eat, how they eat, even where they eat.

     In our consumer business, this focus on trends guides our investment in new products. Overall, new products launched in the last three years accounted for 7% of the sales in our consumer business during 2000. The focus on trends also guides our investment in product promotion and advertising. We direct these expenditures at products that have the potential for further growth. An outstanding example of a product which is responding to promotion and advertising is the Grill Mates-Registered Trademark- line, which continues to be a winner in the U.S. market as consumer interest in grilling increases. Sales of these products grew 22%, following growth of 45% in 1999 and 30% in 1998. Sales of the Canadian version of the line grew 29% in 2000. Similarly, last year we completed the reformulation and repackaging of our Country Gravy products here in the U.S. With focused advertising, sales of these products in 2000 more than doubled the level of sales in 1999.

     In our industrial business, our customers are constantly seeking new flavors for their products. In this environment, the ability to identify, develop and market winning flavors is essential. We flavor all kinds of products -- spaghetti sauce, snack chips, frozen entrees, yogurt, a pack of chewing gum. In restaurants, we provide seasonings for a gourmet meal, salad dressing at a casual dining chain, and coating and sauce for a quick-service chicken sandwich. To anticipate and respond to changing tastes in markets worldwide, we are investing in research and development staff, equipment, instrumentation and facilities. These investments enable us not only to create innovative products but also to use sensory skills to make sure that the flavors we deliver are winners in the marketplace. New products introduced over the last three years accounted for 15% of sales in the industrial segment during 2000.

     Clearly, McCormick delivers more than spices and herbs. We focus in particular on items where we can add value through creative technology and processing. Excluding our packaging business, sales of blended, value-added products now exceed 60% of total sales. Our investment in the development of these products is paying off. The ability to develop value-added flavor solutions, coupled with the wide variety of flavor solutions we can supply, gives us a strong competitive advantage.

[Photo of Robert J. Lawless]

"We focus in particular on items where we can add value through creative technology and processing."

PARTNER WITH CUSTOMERS TO GROW BOTH SALES AND PROFITS

McCormick is positioned to partner with customers in the grocery channel and other retail outlets. In several key markets, we have multi-year, sales-based supply contracts with our customers that span both branded and private-label products. These contracts have a sales objective which we and the customer work together to achieve. As category leader, we lead the effort to optimize product placement and merchandising activity in our customers' stores. We also draw consumers to the spice and seasoning sections by advertising our branded products. In February 2000, we worked with our customers to relaunch the complete spice and seasoning line in the U.K. This relaunch included enticing new products, attractive new packaging and a more compelling store display. We not only succeeded in raising our branded sales of spices and seasonings by 7% in 2000, but also increased sales for the entire U.K. spice and seasoning category by 5%. Initiatives

   4
------


such as this distinguish McCormick in a competitive market.

     Our industrial customers also consider us a partner in developing and supplying new products. These customers look to McCormick as a leader in innovation, quality, consistency and service. These attributes become more important as distributors, restaurant chains, food caterers and food processors grow more sophisticated, adopting world-class systems and expanding globally. In this demanding environment, McCormick has been recognized as a top supplier by customers such as Sysco, McDonald's and Frito-Lay.

IMPROVE MARGINS IN EVERY SEGMENT

After approaching 40% in the early 1990s, the Company's gross profit margin declined to 34.5% in 1998. It is one of our primary financial goals to exceed 40% and with the 37.9% margin reported for 2000, we are well on our way. With the addition of the higher margin Ducros business, we expect to reach a gross profit margin of 42% in 2003.

     We are improving gross profit margin by moving to a more profitable product mix and by reducing costs. Individual products can have margins which vary widely depending on the level of resources applied during development and marketing. Our margins improve as we sell more branded products and more value-added products. This shift in mix contributed significantly to the gross profit margin improvement we achieved in 2000.

     Our cost reduction initiatives focus on supply chain management, from procurement of materials through distribution of the manufactured product. In 2000, we created a platform to consolidate our worldwide sourcing of spices, herbs and certain other agricultural products to be used by our operations around the world. We have also improved plant efficiencies and reduced working capital in our U.S. spice processing facility by significantly reducing the number of distinct items carried in inventory and working with customers to accept alternative product or pack size. In distribution, we are partnering with other food processors to gain freight efficiencies. We have invested in people and processes to accomplish these cost reduction objectives and believe that the potential for future savings is great.

     In order to maximize this potential, we have embarked upon a global initiative called Beyond 2000 (B2K), which is designed to improve our business processes and support those processes with state-of-the-art information technology. This strategic investment will enhance our relationships with trading partners and take us to a new level of business optimization on a global scale.

[Photo of Robert J. Lawless]

"Achievement of our goals will gain us recognition among investors and over time will generate an improved return for our shareholders."

LEVERAGE THE POWER OF PEOPLE

We are fortunate to have experienced and knowledgeable employees, and we continue to invest in their development. Last year, for example, we began a new leadership training program to prepare key managers for increased responsibility in the organization. Employee participation at all levels of the Company has long been a hallmark of McCormick culture, and teamwork has been vital to our success. We promote participation and teamwork through our Multiple Management Boards and other opportunities to work together. With B2K, we are developing processes and systems to optimize our employees' performance. We have also complemented existing skills and expertise by recruiting experts from outside the Company. This added talent has broadened our capabilities and been a catalyst for new ideas.

Our employees are enthusiastic about the direction and momentum of the Company. They are eager to contribute and committed to McCormick's success. We believe that we have the strategies in place for continued growth and the right group of people to make it happen.

                                                                             5
                                                                           -----


                                OUR CORE VALUES

                                 We believe...

          our people are the most important ingredient of our success,

      our top priority is to continuously add value for our shareholders,

                       customers are the reason we exist,

            our business must be conducted honestly and ethically,

            the best way to achieve our goals is through teamwork.

MANAGEMENT CHANGES

During the past year, we elected two new members to McCormick's Board of
Directors: Barry Beracha, Chairman of the Board of Directors and Chief Executive Officer of The Earthgrains Company and John Molan, McCormick's President - Europe, Middle East and Africa. In December, Harvey Casey, President of Tubed Products, Inc., retired. We thank Harvey for his years of service and recent success in growing sales and profits in the Tubed Products business, and congratulate Steve Rafter, who was named his successor. Don Parodi was named Vice President -Packaging Group. Two of our managers moved into new positions last year: Mark Timbie was named President of McCormick Canada and Alan Wilson was named Vice President and General Manager-Sales & Marketing for the U.S. Consumer Products Division. Jerry Wolfe joined McCormick as Vice President-Global Business Solutions. Grey Goode was promoted to Vice President-Tax.

     During 2000, we were saddened by the death of our friend of many years, Enrique Hernandez Pons, who was chairman of our joint venture partner in Mexico. He has been ably succeeded by his son, Enrique Hernandez Pons Torres.

OUTLOOK

Our financial performance over the last two years has been among the best in the food industry. However, we do not believe that the stock market has fully rewarded our shareholders with a better stock price. We do not think our stock price fully reflects either our current performance or our favorable prospects for the future.

     We are confident that we will grow sales in each of our segments and in all of our key markets in the Americas, Europe and Asia. We have the ability to develop and deliver flavors that consumers prefer. We also plan to acquire businesses that expand our geographic presence or extend our product offerings. We believe that tactical supply chain management initiatives, sustained and extended by B2K, will lead to attainment of a 42% gross profit margin and the potential for continued future improvement. We also believe that long-term, we can grow annual sales 4-6% and increase earnings per share 10-12%. We expect that achievement of our goals will gain us recognition among investors and over time will generate an improved return for our shareholders.

     Earnings per share in 2001 will include a full year of results from the Ducros business and the related interest expense and goodwill amortization. Given this impact, we have set the following specific objectives for fiscal year 2001: sales growth of 12-14%, a gross profit margin of 40%, and earnings per share growth of 8-10%.

     Fiscal 2000 was truly a year of "Investing for Growth." The acquisition of Ducros has elevated us to a leadership position in Europe and has established a platform for further growth beginning in 2001. We are setting aggressive financial goals and will meet them with contributions from each of our businesses. Our accomplishments in growing branded sales, developing innovative new products, strengthening customer relationships and improving margins are evidence that we are making the right investments and that our strategies will be effective in today's challenging marketplace. We are confident in our ability to sustain growth and build the value of your investment in McCormick.



/s/ Robert J. Lawless
ROBERT J. LAWLESS, Chairman, President & CEO

   6  MAKING A DIFFERENCE
-----------------------------------


Our Company's founder, Willoughby McCormick, was one of a small group of businessmen who came together a century ago to create what ultimately became the United Way of Central Maryland. He knew the valuable role a business can have in the well-being of a community. Serving the community has been part of our experience and culture since our origin. And today, McCormick is even more active in meaningful ways in communities around the world.

     Our involvement comes in many forms and impacts a wide range of people in communities where we have plants and offices. Our commitment starts at the highest levels of management and extends throughout the entire employee population. The Company has a formalized program of charitable giving that grants funds to worthwhile causes. Civic, health, welfare, education and art projects receive the greatest attention. At times, community initiatives involve large groups of employees. One example is our Charity Day program, begun in 1941, which results in substantial funding for hundreds of charitable and civic groups. More often, McCormick makes an impact through the efforts of individual employees or small groups who join together to support a cause, help someone in need or lend expertise for the betterment of the community.

     Helping the disadvantaged, through programs like Habitat for Humanity and Adopt-a-Family, is a primary focus of our community efforts. Employee groups around the world play a large role in such efforts. The Company also works in cooperation with other major food companies to donate food to food banks and other charities. Many of our employees volunteer at food banks and soup kitchens, such as the Greater Chicago Food Depository, restocking food inventory or serving meals to the less fortunate.

     McCormick supports hospitals, police and fire departments and other community resources through its employees who serve on governance boards or volunteer in a wide variety of ways.

                                    [PHOTO]

McCormick's culture has fostered a desire by employees to lend aid to those in need. (above) Susan Murk of Corporate Headquarters volunteers as part of Junior Achievement to teach eighth graders about the world of business. (right) Denise Weaber, of McCormick's Food Service Division, traveled to Guatemala as part of a medical mission.

                                    [PHOTO]

                                                                             7
                                                                          ------


[PHOTO]

Carroll Nordhoff, Executive Vice President, and Karen Weatherholtz, Senior Vice President - Human Relations, with more than 50 years combined service to McCormick, take active roles in the Company's community initiatives. Both hold a number of key positions on civic boards.

Additionally, employees hold numerous fundraisers to contribute equipment to community agencies; one such effort raised funds to purchase defibrillators for the Oxfordshire (U.K.) Ambulance Service.

     McCormick is also involved in efforts to aid young people. The Company supports a number of scholarship programs, including the Unsung Heroes program, which began in 1940 to honor high school senior student/athletes who otherwise receive no acclaim for their contributions. Numerous employees are involved in classroom teaching programs such as Junior Achievement and career mentoring. Others serve as role models for young people through their participation in scouting and neighborhood sports recreation leagues.

     "McCormick's tradition of community involvement is a component of our culture that we take seriously," says Karen Weatherholtz, Senior Vice President of Human Relations. "Former Company President C.P. McCormick believed that those who worked for the business brought great value to McCormick and their efforts made a difference. He knew that the same qualities could be channeled to benefit the community as well, and he fostered a will to serve those in need."

     Adds Executive Vice President Carroll Nordhoff, "To have a prospering business in a thriving community is the ideal we seek. Our track record of success really motivates us to do more and do it better. The programs, the funding, the employee participation -- for all of it, the primary driver is fundamental. It's the right thing to do."

[PHOTO]

Often the teamwork that personifies McCormick's business success translates into success for community service efforts. (left) Several employees from the United States Consumer Products Division work together to refurbish a disadvantaged family's home as part of the Habitat for Humanity program.

  8   INTRODUCTION TO DUCROS
--------------------------------


[NEED PHOTO DESCRIPTION]

McCormick and Ducros leadership visited major Ducros locations soon after the acquisition. (l-r) Xavier Guesdon, Ducros Industrial & Quality Director; John Molan, McCormick President - Europe, Middle East & Africa; Bob Lawless, McCormick Chairman, President & CEO; Thierry Henault, Ducros CEO; and Loic Corbille, COO of Dessert Products International and Ducros.

On August 31, 2000, McCormick acquired Ducros S.A., the number one consumer spice and herb company in Europe and the second largest spice company worldwide. This acquisition, McCormick's largest to date, strategically advances the Company's position in the European market. In Europe, the combined Ducros and McCormick share of the consumer spice and herb market exceeds 20%. The nearest competitor has a market share of approximately 10%.

     Headquartered in France, Ducros sells its products under the Ducros-Registered Trademark- , Margao-Registered Trademark- , Vahine-Registered Trademark- and Malile-Registered Trademark- brand names in France and other European countries. The product range for Ducros and Margao includes peppers, herbs, spices and other, primarily dry, cooking aids. These products are the market leaders in France, Spain, Portugal and Belgium and are sold in a number of other countries where McCormick products had minimal distribution. The Vahine and Malile product lines include pastry aids, sugar and yeast. These dessert aids are manufactured and marketed through a joint venture with Hero Group, which is also the partner for McCormick's cake decorating business in the U.S.

     The reputation of the Ducros brand is well established with the consumer. In France, it has 93% household penetration and 96% brand recognition. The Vahine and Malile brands have 80% brand recognition and a leading share of the dessert aid market. Ducros ranks among the top 10 consumer brand names in France. Like McCormick, Ducros has

[Photo of Ducros products]

                                                                             9
                                                                          ------


intensified its focus on new products, and these are meeting with success. The 77 new Ducros products and 50 new Vahine products added during the past three years accounted for 14% of Ducros sales volume for 2000. These new products include seasoning blends and other value-added items which are appealing and convenient.

     During 2000 and the previous three years, Ducros achieved annual sales growth of 5-7%. The company has current annual sales of approximately $250 million (US). Consumer products comprise 88% of sales, while products sold to the food service industry and other food processors make up the other 12%. The addition of Ducros to McCormick's portfolio of brands is expected to increase McCormick sales by approximately 12%.

     Ducros' primary production facilities are located in the Provence region of France. In the 1990s, the company consolidated its facilities in France, reducing the number of production plants and warehouses. Production and warehousing of the product are well automated and cost-efficient. From the warehouses, 80% of products sold are delivered to the customer using a direct distribution system. Products are merchandised in a unique "boutique" system of displays.

     "The Ducros acquisition is a major milestone in the development of McCormick's business internationally," notes John Molan, President - Europe, Middle East and Africa. "With the Ducros products, McCormick now has strong market positions in 12 countries across the European region and a secure base from which to grow and develop.

     "We welcome all our new colleagues at Ducros into the McCormick family and look forward to working together to build our market share in Europe."

Ducros Sales by Country



France                                                       71%
Portugal                                                      3%
Spain                                                         5%
Belgium                                                       8%
Italy                                                         5%
Other                                                         8%

[PHOTO]

Bob Lawless made a number of welcoming presentations to groups of receptive Ducros employees (above) and also met many in face-to-face encounters (below).

[PHOTO]

  10  REPORT ON OPERATIONS
-------------------------------


2000 NET SALES

Americas       69.0%
Europe         26.2%
Asia            4.8%




OPERATING PROFIT
(excluding special charges)
In Millions

1998          $128.4
1999           137.0
2000           157.7

Consumer Business

McCormick's consumer business manufactures and sells spices, herbs, extracts, proprietary seasoning blends, sauces and marinades to grocery, mass merchandise, drug and other retail outlets. We have operations in the United States, United Kingdom, France, Canada, Australia, China, El Salvador, Finland, Switzerland, Spain and Portugal. We also have consumer joint ventures located in the U.S., Mexico, France, the Philippines and Japan. Our consumer products are sold throughout the world.

     Net sales for the consumer business in 2000 grew 11.0% over 1999. Excluding Ducros and the impact of foreign exchange, net sales grew 5.7%. Continued investment in new products and in promotion and advertising led to an increase in sales of our branded products. Operating income for our worldwide consumer business grew 27.9% in 2000 and operating income as a percent of net sales increased to 15.8% from 13.7% in 1999. Excluding special charges, operating income grew 15.1%, and as a percent of net sales, improved to 15.8% from 15.2%.

PERFORMANCE HIGHLIGHTS

- NEW PRODUCTS FUEL GROWTH. New products launched in the last three years accounted for 7% of the Company's 2000 consumer business sales.

- STRONG SALES GAINS FOR ITEMS WITH HIGH GROWTH POTENTIAL. Through the use of promotions and advertising, we increased U.S. sales of the Grill Mates product line by 22% in 2000, following 45% growth in 1999. Our promotion of improved Country Gravy dry seasoning mixes drove sales of these products to more than two times the level of sales in 1999. Sales of Salad Toppins-TM- were up 34% due to an advertising program during the summer season.

- U.S. MARKET SHARE GAINS FOR BRANDED PRODUCTS. In 2000, our branded spice and seasoning products continued to gain share in the U.S. market due to effective promotion and advertising, the introduction of new products, and the success of our Quest pricing and promotional program.

- BRANDED SALES INCREASE IN U.K. A comprehensive relaunch of the entire Schwartz-Registered Trademark- spice and herb line in February 2000 grew sales in the U.K. market 4%

[Caption for photo at bottom of page]

Photo of John Molan, President - Europe, Middle East and Africa "With the Ducros business we have multiple opportunities for growth."

                                                                            11
                                                                          ------


[Caption for photo at top of page]

Photo of Bob Schroeder, President - U.S. Consumer Foods "New products will be designed to capitalize on consumer interest in new flavors and convenient, foolproof meal preparation."

over 1999, in local currency. Key elements were new packaging, 21 new products and a new merchandising display.

- STRONG SALES GROWTH IN ASIA. Sales rose 15% in the region, with 8% growth in Australia and 34% growth in China, in local currency. New products and geographic expansion drove these increases. Broader distribution in China expanded the number of cities in which McCormick has a major market share.

- STRONG GAINS IN CANADA. In local currency, sales grew 10% as the result of a healthy base business, increased consumer advertising and the success of the One-Step Seasoning-TM- product line which was introduced in 1999. Sales of the La Grille-Registered Trademark- line rose 29% in 2000 due to effective advertising and line extensions. This line is almost 10 years old, yet has excellent growth potential, since it is found in less than 10% of households.

- INTERNET INITIATIVE TO REDUCE FREIGHT COSTS. McCormick entered into an agreement with Nistevo Corporation, a leading provider of web-based logistics exchange services. Using these services, we will reduce freight costs through collaboration with other U.S. consumer product manufacturers.

MARKET ENVIRONMENT

In the U.S., overall usage of spices and seasonings is up, and consumers continue to seek new and bolder flavors. A 2000 study conducted by The NPD Group, a leading provider of marketing information, indicates that 66% of consumers agree that "the most important thing about food is that it looks good, tastes good and smells good." This is up from 53% in 1991. The same report also notes that 48% of consumers agree that "food taste is more important than how nutritious it is," up from 36% in 1991.

     During 2000, the total volume of spices and seasonings sold to consumers through U.S. retail outlets increased more than 2%. This compares to a period in the mid-1990s when this category in the U.S. was flat to declining. In the Company's international markets, spice and seasoning volumes also increased in several key countries, including the U.K., France, Canada, Australia and China.

     In several key markets, we have multi-year supply contracts with customers. McCormick's strong customer relationships are the result of its category management experience, product development skills and promotional capabilities. These skills are essential as the retail grocery industry continues to consolidate across markets worldwide, creating larger customers.

                                    [LOGOS]

                          OUR BRANDS AROUND THE WORLD

   12
---------

[Photo of family preparing a meal.]

McCormick monitors flavor trends, cooking styles and consumer habits to create new products focused on changing consumer tastes and the desire for convenient, simple meal preparation.

KEY STRATEGIES

McCormick's goal for its consumer business is to grow branded sales volume in markets around the world. Our primary strategies are value pricing; effective use of promotions, advertising and merchandising; new product development; business process improvements; and strategic acquisitions.

     In the U.S., the Company has achieved volume gains through the Quest program, a pricing and promotional initiative between McCormick and our customer. The Quest program prices most of our best-selling spice items and all of our dry seasoning mixes to our retail customers, net of certain discounts and allowances. The objective of the program is for our customers to benefit through higher volumes and the consumer through better price value. Using our category management capabilities, we support our customers with a wide variety of products at attractive pricing. At year-end, 80% of sales to our U.S. customers were being invoiced under Quest, and we expect to add the other 20% of sales in 2001. The second step in the program is progressing well, with 30% of consumer shelf prices for the McCormick brand already at a more competitive level.

     We are complementing category management efforts with targeted advertising and promotional support. These funds are especially aimed at products with potential for growth. Marketing activity is designed to build awareness of the products, encourage trial usage and increase repeat purchases. Such activity may take the form of a targeted promotional program, a reformulation to a superior flavor, or the introduction of additional flavors to draw interest and extend consumer appeal. We believe the early success of the Schwartz full-line relaunch in the U.K. and our momentum in Canada and Australia have further to go. In all markets, superior execution and creative programs will enable us to win at the store level. To increase our product usage among consumers, we will launch a redesigned recipe section of our web site in March 2001. Visit our website www.mccormick.com.

     The development, launch and support of new products are critical to sustained sales growth. Resources invested in product development and product marketing turn promising ideas into marketplace successes. McCormick vigorously monitors flavor trends, cooking styles and consumer habits in order to design new products that respond to evolving consumer tastes and consumers' desire for convenient, simple meal preparation.

                                                                            13
                                                                          ------


[Caption for photo at top of page]

ROSEMARY
Rosemary grows in harsh mountainous conditions. In ancient Greece, rosemary was recognized for its alleged ability to strengthen the brain and memory, Greek students would braid rosemary into their hair to help them with their exams.

     We are improving our operational and business processes to provide value to our consumers and excellent service to our retail customers. We also are making increased usage of eBusiness capabilities. Many new capabilities have been deployed in support of our brokers to enhance service to the trade. We have simplified ordering using web-based technology and are increasingly deploying this technology to help manage our supply chain.

     We continue to pursue cost reduction and working capital improvements. Most notable among these efforts are several supply chain management projects, including consolidated sourcing to reduce the cost of spices, herbs and other products, advanced planning and scheduling to optimize inventory levels and enhanced transportation management to reduce logistics expense.

     These projects are components of a broader program called Beyond 2000
(B2K). As the category leader, we must be responsive to the needs of our world-class retail customers. These customers are seeking much higher levels of integration and collaboration through eBusiness technology. B2K will enable us to extend and strengthen our process capabilities to the mutual benefit of ourselves and our trading partners. In addition, this strategic investment will effectively position our business to take full advantage of eBusiness and proactively tap into the potential of marketplaces and exchanges within the industry. More information about B2K can be found on pages 20 and 21, "Fuel for Growth."

     Through strategic acquisitions, we may extend our presence geographically or increase our market penetration with additional products which deliver flavor to customers. For example, the Ducros business brings us both new regions in Europe and a number of products which we did not previously market. We are now identifying Ducros products that have international appeal, as well as McCormick products with the potential for distribution in France. Better penetration in markets where Ducros is not the leading brand, such as Italy, will also provide a channel for growth. McCormick will be more geographically aligned with global retail customers. Another benefit of the Ducros purchase is that it gives us a strong base for the acquisition of regional product lines in Europe.

[Photo of two people preparing a meal.]

Our consumer products make it easy to create flavorful meals at nearly every eating occasion. Consumers surveyed say that taste is of great importance.

   14
---------


2000 NET SALES

AMERICAS        79.2%
EUROPE          13.9%
ASIA             6.9%



OPERATING PROFIT
Excluding Special Charges
In Millions

1998           $61.4
1999            74.3
2000            79.0

INDUSTRIAL BUSINESS

McCormick's industrial business supplies products from the Americas, Europe and Asia to markets worldwide. Our customers include food processors, restaurant chains, distributors, warehouse clubs and institutional operations, such as schools and hospitals. Products provided include spices, blended seasonings, condiments, coatings and compound flavors. While the McCormick name may not be on the food package, our products are in a wide range of snack foods, savory side dishes, desserts, beverages, confectionery items, cereals, baked goods and more.

     Net sales growth was 1.0% in 2000. Excluding the impact of foreign exchange, sales grew 2.0%. Sales of blended seasonings to food processors grew at a good rate, as did sales of our entire food service product line to distributors and warehouse clubs. Direct sales to restaurant customers were soft last year during a competitive environment among chain restaurants. These customers did not aggressively promote those menu items flavored with McCormick products in 2000. Sales of our ingredient products were affected by lower pricing related to reduced raw material costs. Operating margin improved as a result of cost reductions, favorable prices for raw materials and a shift in sales to higher-margin, more value-added products. Operating income increased 26.8% in 2000 and operating income as a percent of net sales increased to 8.2% from 6.6% in 1999. Excluding special charges, operating income increased 6.3% over 1999 despite a $3.8 million first quarter charge for the bankruptcy of a major customer. When the impact of this charge is also excluded, operating income grew 11.4% and as a percent of net sales increased to 8.7% from 7.9%.

PERFORMANCE HIGHLIGHTS

- NEW PRODUCTS SPUR GROWTH. New products launched in the last three years accounted for 15% of 2000 sales in the industrial business.

- GAINS FOR SNACK SEASONING PRODUCTS. Sales of these products grew by 10%. We accomplished this growth via

[Photo of two teens at a soccer field.]

Did you know that we supply a wide range of ingredients to other food companies who create food products that you eat? The odds are great that you consume a McCormick product every day. Though our name isn't on the package, McCormick is in the great taste.

                                                                            15
                                                                          ------


[Photos of McCormick's culinary chefs at new Culinary Center.]

Our new Culinary Center, with its expert staff, is the hub of innovative food and beverage concept development and reflects the Company's commitment to our industrial customers.

successful new product introductions and international expansion.

- RECOGNITION FROM CUSTOMERS. We were again recognized for our ability to deliver winning products and excel in service. Among the largest customers from whom we received recognition was Sysco, which named us one of its top 10 suppliers for the fifth year in a row. In 2000, we also were awarded the 1999 Supplier of the Year award for North America from Frito-Lay. McDonald's ranked our U.K. operation as a Top Performer.

- STRONG SALES TO FOOD SERVICE SECTOR. Sales to food service customers grew by 8% in the U.S. and by 14% in Canada (in local currency). Blended, value-added products were behind this success. In 2000, we introduced our most successful line of new food service products to U.S. distributors, Big `n Bold Spice Blends-TM-.

- REPACKAGING INITIATIVE. In the U.K., we repackaged our entire line of herbs and spices for food service customers, introducing new bottle designs and new labels. We also added new products to the line.

- IMPROVED EFFICIENCY. In the U.S., we improved efficiency and reduced inventory by cutting nearly half of the number of SKU's produced by our spice milling operation.

MARKET ENVIRONMENT

Consumers today are seeking new and different flavors. Food is being consumed in new locations and in new forms. Portable items such as wraps, microwaveable meals, breakfast bars and new yogurt packs appeal to people on the move. Our customers, both restaurants and food processors, are responding with new products, new packaging and expanded distribution.

     We have many competitors eager to provide flavors to these customers. However, we are in an advantageous position because we have the ability to offer a range of flavor solutions, anything from a spice ingredient to a compound flavor. In addition, our development and sensory capabilities enable us to provide our customers with consumer-preferred flavors. These advantages are strengthened by our reputation for innovation, quality and service.

     "Food and Beverage Additives," a study conducted by the Freedonia Group (a leading industrial research company), reports that sales of flavors and flavor enhancers are expected to increase nearly 6% per year through 2004. This is a positive trend for our higher-margin compound flavors. Another encouraging sign is that sales by foodservice distributors and club stores are projected to grow between 4% and 6% each year.

KEY STRATEGIES

In our industrial business, our primary strategies are to develop consumer-preferred new products; increase gross profit margin; enhance customer service; and make strategic acquisitions.

     New products are vital in this segment of our business, where product turnover is rapid. We begin by identifying trends in how and what people are eating in markets worldwide. Product development is a cooperative effort between our customers and our talented food technologists. But we don't stop there. We test the products to make sure they can be re-created in a production environment and in our customer's kitchen or facility. The final step is to perform sensory testing. We are increasing our resources and capabilities in this area to maintain our superior

   16
---------

[Photo of Bob Davey, President - Global Industrial Group, "McCormick's consumer-preferred products afford our customers the best chance for success in the marketplace."]

edge. When we deliver the final product to our customer, we know that it is preferred by the consumer and, from a flavor standpoint, has the best chance of succeeding in the marketplace. Our ability to track consumer eating trends, create innovative products and apply superior sensory testing is building our competitive edge. These skills will distinguish McCormick in an environment of larger customers and competitors. In developing new products, we will continue to focus on higher-margin, value-added products.

[Photo]

[List of Industrial Products by product group.]

                                 INDUSTRIAL PRODUCTS

                                     INGREDIENTS
                                  Spices and herbs
                                Extracts, food colors
                                     Oleo resins

                                    COATING SYSTEMS
                                      Batters
                                      Breaders
                              Marinades, glazes and rubs

                                       SEASONINGS
                                   Seasoning blends
                                 Salty snack seasonings
                       Side dish seasonings (rice, pasta, potato)
                                    Sauces, gravies

                                       CONDIMENTS
                                    Sandwich sauces
                                Seafood cocktail sauces
                                   Salad dressings
                                     Flavored oils

                                    COMPOUND FLAVORS
                                    Beverage flavors
                                      Dairy flavors
                                   Confectionery flavors
                                 Culinary flavors (savory)

     To improve gross profit margin, we are concentrating on product mix and cost reductions. Although progress has been made in the last two years, the potential for further margin improvement is significant. We will continue to grow sales of our value-added, higher-margin products at a faster rate than the more commodity-like spice and herb ingredients. In the area of cost reduction, a number of activities are under way. We are employing knowledge-building tools to better segment our products and customers. We are applying tools such as activity-based costing to implement better pricing and identify steps to lower costs. And we are lowering costs by reducing the number of vendors used and the variety of products sold. With a consolidated sourcing platform, we are pooling ingredient requirements for all our operations to gain better leverage with our suppliers.

     McCormick's global, world-class customers are demanding that their vendors have more collaborative processes that require sophisticated information technology and communication capabilities. We are responding to this requirement with our B2K program. The system and process capabilities provided by B2K will enable us to better serve these customers. B2K will also enable us to integrate our global product development systems, improve our customer responsiveness and create a platform for eBusiness. More information on B2K can be found on pages 20 and 21, "Fuel for Growth."

     Acquisitions in our industrial business can improve our ability to develop business with new customers, extend our capabilities to new flavor solutions, or supply our customers from additional locations around the world. We have not made any major industrial acquisitions recently but are active in reviewing opportunities. We are seeking expansion both domestically and internationally, particularly with higher-margin, more value-added flavors and seasonings.

[Photo of three people with trays of quick service food]

From fast food to "white table cloth" restaurants, our industrial and food-service customers use the finest McCormick products to satisfy consumers around the world.

                                                                            17
                                                                          ------




OPERATING PROFIT
(Excluding Special Charges)
In Millions

1998           $18.5
1999            19.6
2000            21.5

PACKAGING

McCormick's packaging businesses, Setco and Tubed Products, manufacture and market plastic bottles and tubes for the food, personal care and other industries. Third party net sales in the packaging business increased 5.1% in 2000 and operating income (including intersegment business) reached $21.5 million. As a percent of net sales, operating income rose to 9.9% from 9.6% despite an increase in resin costs.

PERFORMANCE HIGHLIGHTS

- GROWTH FROM NEW PRODUCTS. New products launched in the last three years accounted for 17% of 2000 sales.

- RECORD-BREAKING PERFORMANCE. Our plastic tube facilities in Massachusetts and California achieved record sales, record production and record efficiencies in 2000.

- LONG-TERM SUPPLY CONTRACT SIGNED. In 2000, McCormick signed a three-year agreement to supply a low-cost, senior-friendly, child-resistant packaging system to a drug manufacturer.

MARKET ENVIRONMENT

In 2000, the tube industry experienced a surge in demand for plastic squeeze tubes. Tubes became the preferred packaging in the cosmetics industry because they provide sanitary dispensing and feature lightweight design. In the vitamin and herbal market, demand for our customers' products was interrupted by adverse media reports regarding label claims. McCormick is pursuing business with the major manufacturers in this industry, who are working to regain consumer confidence. Also in 2000, the cost of plastic resin increased substantially. Some recovery through pricing actions has occurred but has been limited in part by overcapacity in the blow molding industry.

[Photo of tube packaging.]

KEY STRATEGIES

McCormick will maintain a leadership position in the specialty packaging industry through the creation of new products and designs. At the same time, the Company will use new forecasting technology to better anticipate and meet marketplace demand and specific customer requirements.

     Cost reductions will improve our ability to compete. Production robotics and automated quality control inspection will reduce labor costs and scrap. New, larger machines and tooling will improve downtime and maintenance. In 2000, we were able to offset a large portion of the increase in plastic resin prices through our cost reduction efforts.

     In recent years, the cosmetics industry has generated higher sales through the launch of new products. McCormick will continue to benefit from the growth in this industry by means of innovation, superior quality and service. Our reputation as a leader in the industry and our ability to innovate will be the keys to expanding our sales to current customers and breaking into new industries.

[caption for photo on bottom right side of page]

BLACK PEPPER
Black pepper is one of the most important of the tropical spice crops. It was so precious in ancient times that it was used to pay taxes, tributes and ransoms. In medieval times, it was weighed out like gold and used to pay rent and dowries.

New products and strong customer service have driven the Company's leadership in the production of highly decorated and specialized tubes and bottles.

   18
--------


SUMMARY OF PERFORMANCE

In 2000, McCormick set specific financial goals for sales, gross profit margin and earnings per share. Net sales growth was 5.8%. Excluding the impact of Ducros and foreign exchange, the increase was 3.9%. In 2000, foreign exchange was particularly unfavorable in the U.K. and Australia. Sales gains were strongest in our consumer and packaging businesses. In our industrial business, we had good growth with snack seasonings and broadline distributors and warehouse clubs. A portion of this growth was offset by weak sales to our restaurant customers and reduced prices of our ingredient products as a result of lower raw material costs. Gross profit margin increased with the addition of the Ducros business and as a result of sales gains in the higher-margin consumer business which outpaced gains in the industrial and packaging businesses. We also improved gross profit margin with stronger growth in higher-margin, value-added industrial products and with cost reductions across all three business segments.

     Because of the improvement in sales and margins, we were able to increase our investments in product advertising and product development, fueling growth across all segments of our business. As expected, interest expense increased in the fourth quarter as a result of our obtaining financing for the August 31, 2000, acquisition of Ducros. Joint venture performance continued to improve in 2000, particularly in Mexico, contributing strongly to our net income results. Income from all unconsolidated operations increased to $18.1 million in 2000 from $13.4 million in 1999. In total, joint venture sales grew 15.3% in 2000.

     In March 1999, McCormick's Board of Directors authorized a $250 million share repurchase. Early in fiscal 2000, our stock traded at a depressed price along with the stock of many other food companies. During this period, the Company began repurchasing aggressively and bought 2.5 million shares through May 31, 2000. At that time, the repurchase of shares was ceased in anticipation of the Ducros acquisition. A total of $140 million remains under the current authorization, and we expect to resume our repurchasing activity by 2003.

In 2000, net income increased by $34.2 million to $137.5 million and earnings per share grew 38.5%. Excluding the impact of special charges and an accounting change, net income increased by $16.6 million, or 13.6%, from 1999. This strong performance, together with the reduction in shares outstanding, led to earnings per share

                                            GOAL              ACHIEVED
Net Sales Growth                           4 - 6%              5.8%(1)

Gross Profit Margin                       .7 - 1.0             2.1(2)
percentage point improvement

Earnings Per Share Growth                 11 - 14%            17.8%(2)

(1) Net sales growth was 3.9% excluding sales of Ducros and the impact of foreign exchange.

(2) Goals for 2000 excluded the impact of special charges and an accounting change. Results for 2000 are likewise shown here excluding special charges and an accounting change. See Financial Highlights on page 1.

                                                                           19
                                                                        --------


[Photo showing array of McCormick brands.]

growth of 17.8%, excluding special charges and an accounting change. This 17.8% growth includes $.03 of dilution from the Ducros acquisition.

     The Company continues to focus attention on the balance sheet and asset management. Capital expenditures for the year were $53.6 million versus depreciation expense of $54.2 million. Our long-term goal is to generate free cash flow in the $75 to $100 million range. Free cash flow for the 12 months ended November 30, 2000, was $96.1 million.

     The acquisition of Ducros increased debt by $370 million. This debt will be reduced by the Company's future cash flows. We expect to return to our target range of 45-55% for the debt-to-total-capital ratio by the end of fiscal 2002.

     Since fiscal year 1997, economic value added (EVA) has grown dramatically from $23.4 million to $68.2 million for the most recent 12 months. Working capital management and balance sheet controls, together with the net income for 2000, grew EVA by $25.9 million.

     The Company's excellent financial results in 2000 were among the best in the food industry. During the year we also accomplished the acquisition of a strategic business in Europe and positioned our businesses for further sales growth and margin improvement. We are pleased with the events and accomplishments of 2000 and excited about our prospects going forward. Consumers are demanding more flavors, new flavors, bold flavors. Our unique capability to deliver flavor is the key to our success today and will be the key in the future. McCormick has excellent opportunities for growth and the creation of shareholder value well into the 21st century.

[PHOTO]

GINGER
China and India are the principal sources of ginger. In the 1800s, ginger was commonly sprinkled on top of beer or ale, then stirred into the drink with a hot poker - thus the invention of gingerale.

   20   FUEL FOR GROWTH
-----------------------------


Over the past several years, we have been successful in growing both our revenues and our profitability, achieving record results in each of the last eight consecutive quarters. In our consumer business, we have used promotional and pricing programs to grow sales of our branded products at a faster rate than sales of our private label and economy products. In our industrial business, we have focused on selling flavors and seasonings more than ingredients. And in both businesses, we have successfully executed initiatives to improve management of our supply chain and hence our cost structure; part of the savings realized has been applied to the bottom line, and part has been reinvested in revenue-enhancing projects. Overall, by emphasizing supply chain management and product mix, we have improved our gross margin by more than 100 basis points per year in each of the past two years. The challenge we face is to continue this record of success in 2001 and beyond.

     This challenge must be understood in the context of the changes affecting our industry. We believe several important trends will be at work in the coming years. Our world-class customers, who drive our business, will require integrated, fast and collaborative business processes and information flows with preferred suppliers like McCormick. This requirement will be further challenged by the globalization of these relationships. Electronic marketplaces will be pervasive and eBusiness in general will be a significant feature in the industry. Acquisitions will need to be assimilated rapidly to deliver planned synergies.

     While our business processes and information infrastructure have served us well historically, they will not be able to keep pace with the challenges and opportunities in the years ahead. Therefore, in late 1999, we initiated a proactive, strategic response known as Beyond 2000 (B2K). This is a global initiative of business process improvement enabled by state-of-the-art information technology. B2K is designed to optimize our supply chain, reengineer our back office processes, strengthen our product development processes, extend collaborative processes with our trading partners and generally enhance our capabilities for delivering profitable growth.

     All the strategies that comprise B2K call for the development and application of eBusiness capabilities, which will be fully embedded in the organization's business processes. Over the next three to five years, we plan to expand and utilize these capabilities in dealing with consumers, customers, suppliers and employees. As the starting point, we are examining virtually every business process for the potential application of eBusiness technology. We will implement an enterprise resource planning (ERP) platform as the foundation for the strategic eBusiness capabilities


GROSS PROFIT MARGIN

1996           34.9%
1997           34.9%
1998           34.5%
1999           35.7%
2000           37.9%

By emphasizing supply chain management and product mix, we have improved our gross margin by more than 100 basis points per year in each of the past two years.

                                                                           21
                                                                         -------


[Photo of Fran Contino]

"The challenge we face is to continue this record of success in 2001 and beyond."

FRAN CONTINO, EXECUTIVE VP AND CFO

that will be created. The implementation will enable us to achieve the highest level of alignment between our business processes and our customers' needs, so that we can continue to grow with our customers. It will also provide a mechanism to support continual process improvement in the years ahead. Our investment will be especially critical to our success in serving our largest global customers in a consistent, effective and profitable manner.

     During 2000, we participated in the formation of an electronic trading exchange for the consumer products industry called Transora. We believe that involvement in this exchange will be an important element of our overall eBusiness strategy. We have also joined with a consortium of other companies in a logistics exchange called Nistevo to continue to reduce our logistics expense. In addition, we have been active in using the internet to connect with our brokers, customers and the consumer. We will continue to expand and intensify these efforts through B2K.

     With B2K, our goal is not only to deliver real value to the business now but also to lay the foundation for continuous improvement in the future. We have already made significant progress in improving gross margin and inventory turns. We have used activity-based costing to understand and better manage the cost drivers in many of our manufacturing facilities. In the area of supply chain management, we have introduced advancements in planning and scheduling, and we are moving ahead with the implementation of a strategic sourcing program. B2K will continue to build upon these accomplishments.

     B2K will jump-start an ongoing, integrated process of improvement that will span many years. We plan to increase our overall levels of capital spending from historical levels to support this effort. State-of-the-art information technology will be a critical element of B2K. In the past, we have dedicated 20%-25% of our capital expenditures to information technology projects. This percentage will increase over the next few years in support of B2K.

     B2K is a strategic investment in our business and our customer relationships. We choose to make this investment now in order to continue the growth momentum that has been established during the past several years. The return on this investment will be considerable: B2K will deliver significant improvements in profitability and will also be a potent source of funds that can be reinvested to grow sales and margins further. Margin improvement will be McCormick's primary fuel for growth, and B2K will be a major source of that fuel.

                                 [PHOTO]

CORIANDER
Ground coriander is an important ingredient in the all-American hot dog. The Leaves of the coriander plant, known as cilantro, are used as a popular flavoring in many Latin American dishes.

   22   MANAGEMENT'S DISCUSSION AND ANALYSIS
-----------------------------------------------

Certain performance measures used in this section are not defined by accounting principles generally accepted in the United States. Refer to page 1 of this annual report for a discussion of the definitions and use of these terms.

OVERVIEW

For 2000, the Company reported net income of $137.5 million or $1.98 of diluted earnings per share compared to $103.3 million or $1.43 of diluted earnings per share in 1999. Excluding the impact of special charges and the cumulative effect of an accounting change, net income on a comparable basis was $138.3 million in 2000 compared to $121.7 million last year.

     The Company continues to see improved financial performance throughout its global operations. In 2000, the Company grew sales, improved gross margin and improved operating income margin. Improvements were not concentrated in one area as sales and operating margins improved in each business segment versus the prior year. Additionally, the Company's unconsolidated operations had another year of record financial performance.

     On August 31, 2000, the Company acquired, through its subsidiary, McCormick France, S.A.S., one hundred percent of the share capital of Ducros, S.A. and Sodis, S.A.S. from Eridania Beghin-Say, S.A. Ducros is a manufacturer and marketer of consumer spices and herbs and dessert aid products in France and other European countries; Sodis manages the racking and merchandising of the Ducros products in supermarkets and hypermarkets, and manages a warehouse located in Gennevilliers, France. The purchase price for the stock of Ducros and Sodis was 2.75 billion French francs (equivalent to $379 million). Collectively, these two operations are referred to as "Ducros" in this report.

     The Ducros business was founded in 1963 and is headquartered in France. Ducros is the number one consumer spice and herb company in Europe and a leading manufacturer and distributor of dessert aid products. Ducros sells its products primarily under the Ducros, Vahine, Malile and Margao brand names in France and/or other European countries.

     In France, Ducros has facilities for the manufacture, packaging and storage of spices, herbs and dessert aid products, as well as headquarters, sales and marketing and research and development facilities. Ducros also has sales, marketing and some limited production facilities in Belgium, Italy, Portugal, and Spain.

     The Company financed $370 million of the purchase price through its issuance of commercial paper on August 29, 2000. Commercial paper was issued at the time with an interest rate of approximately 6.7%. The Company funded the balance of the purchase price from internally generated funds. The Company intends to replace the commercial paper with medium-term, senior notes in 2001.

     Because this acquisition took place on August 31, 2000, the Ducros financial results are included with the Company's results for the fourth quarter of 2000. This acquisition had a dilutive effect of $.03 on earnings per share, as the effects of increased interest and goodwill amortization were not completely offset by the earnings of Ducros. The dilutive effect in 2001 is expected to be approximately $.10 on earnings per share, primarily in the first half of the year, with no significant dilution in years thereafter.

     In 1999 the Company changed its actuarial method of calculating the



TOTAL SHAREHOLDER RETURN
Includes Dividends

                          McC             SP Food         SP 500
One year                  24.2%           14.7%           20.9%
Three years               12.9%            1.0%           11.7%
Ten years                 14.8%           13.1%           17.7%

                                                                            23
                                                                          ------


market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense. This modification resulted in a one-time, pre-tax credit of $7.7 million which was previously classified in the consolidated statement of income on the line entitled special charges. This item has been reclassified in these financial statements as a $4.8 million cumulative effect of an accounting change, net of income taxes.

     Amortization of goodwill and royalty income had previously been included in other income and have been reclassified into selling, general and administrative expense. The impact of these reclassifications are included in note 1 and note 15 of the notes to consolidated financial statements. All prior periods presented have been reclassified to conform to the current presentation.

RESULTS OF OPERATIONS-- 2000 COMPARED TO 1999

     Consolidated net sales increased 5.8% to $2.1 billion in 2000. Excluding the unfavorable effect of foreign currency exchange rates and excluding the acquisition of Ducros, sales grew 3.9%. Sales improvements, which were realized in all business segments, were primarily volume-related. Higher unit volume increased sales by 4.5%, the acquisition of Ducros increased sales by 3.1%, while the effect of foreign currency exchange rates decreased sales by 1.2%, and the combined effects of price and product mix decreased sales 0.6%. In the consumer segment sales increased 11.0% over the prior year. Ducros added 7.0% to this growth while the unfavorable effects of foreign currency exchange rates decreased sales by 1.7%. Excluding these effects sales increased 5.7%, which was driven by volume growth in all major markets. This growth was mainly due to promotional and marketing programs and new product launches. The Company's industrial segment sales grew 1.0% in 2000 over 1999. Excluding the unfavorable effect of foreign currency exchange rates, industrial segment sales grew 2.0%. There was good sales growth of blended seasonings to food processors and the food service product line to distributors and warehouse club stores in the United States. However, this was partially offset by weak sales to restaurant customers due to lack of customer promotion on key products and the competitive environment among chain restaurants. Sales of our ingredient products declined due to lower pricing caused by reduced raw material costs. In the packaging segment, sales increased 5.1% in 2000 as compared to 1999. The increase in sales was all due to volume gains in our tube products business.

     The Company's share of sales from unconsolidated operations in 2000 was $216.6 million, up 15.3% versus 1999, primarily due to sales growth in our McCormick de Mexico and Signature Brands joint ventures.

     Gross profit margin increased to 37.9% in 2000 from 35.7% in 1999. The acquired Ducros business has a higher gross profit margin than the existing McCormick business segments. This business also has a higher level of sales and marketing expenses. Gross profit margins for the Company were favorably impacted by the effect of Ducros and by global growth in the higher margin consumer segment. Within the industrial segment, increased sales of higher margin products, new products, operating efficiencies and increased sales to foodservice customers improved margins. Raw material price pressures, primarily in resins, decreased margins in our packaging business.

     Selling, general and administrative expenses were higher in 2000 than 1999 on both a dollar basis and as a percentage of sales. The higher level of expense is primarily due to the effect of Ducros, a $3.8 million charge for the bankruptcy of AmeriServe - an industrial customer, increased spending in product development and advertising, and increased spending on the Company's Beyond 2000
(B2K) initiative. These increases are partially offset by increases in royalty income. During 2000, the Company reclassified amortization of goodwill and royalty income from other income to selling, general, and administrative expenses. The net effect of the reclassification of these two items on selling, general and administrative expenses is a decrease of $2.4 million in 2000, $1.0 million in 1999, and an

   24
---------


increase of $.7 million in 1998.

     Operating income margin was 10.6% in 2000 compared to 8.5% in 1999. Excluding special charges, operating income margin improved to 10.6% in 2000 compared to 9.8% in 1999.

     Interest expense increased in 2000 versus 1999 due to a combination of higher average debt levels, mainly caused by the acquisition of Ducros, and higher average interest rates.

     Other income decreased in 2000 as compared to 1999. Income from the three-year non-compete agreement with Calpine Corporation, entered into as a part of the 1996 sale of Gilroy Energy Company, Inc., was $4.6 million in 1999. As 1999 was the last year of the agreement there is no comparable amount in 2000.

     The effective tax rate for 2000 was 35.8%, down from 40.2% in 1999. The 1999 rate was higher as it included the impact of certain non-deductible expenses related to the 1999 special charges. Excluding this impact, the effective tax rate for 1999 was 35.9%.

     Income from unconsolidated operations increased to $18.1 million in 2000 versus $13.4 million in 1999, primarily due to continued strong performance from our McCormick de Mexico joint venture.

RESULTS OF OPERATIONS -- 1999 COMPARED TO 1998

For 1999, the Company reported net income of $103.3 million or $1.43 of diluted earnings per share compared to $103.8 million or $1.41 of diluted earnings per share in 1998. During 1999, the Company recorded special charges related to streamlining operations. Excluding the impact of special charges, net income on a comparable basis was $121.7 million in 1999 compared to $105.3 million in 1998.

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

     Gross profit margin increased to 35.7% in 1999 from 34.5% in 1998. Each segment experienced improvement over the previous year. Gross profits were favorably impacted by volume growth in the higher margin consumer segment, primarily in the U.S. Promotional and marketing programs and new product launches in the consumer segment grew sales of branded products throughout the world. Our industrial business in the U.S. experienced increased sales of higher margin compound flavor products and new distribution gains, which were partially offset by margin decreases in ingredient sales. Improved operating efficiencies and product mix improved margins in the U.K. industrial business, while increased volumes benefited our industrial businesses in Asia. In the packaging segment, increased volumes and improved operating efficiencies increased gross profit margin over 1998.

     Selling, general and administrative expenses were higher in 1999 than 1998 on both a dollar basis and as a percentage of sales. The dollar increase is primarily due to expenditures in support of higher sales and income levels,

                                                                            25
                                                                         ------

DIVIDENDS PAID PER SHARE

1996            1997            1998           1999            2000
0.56            0.60            0.64           0.68            0.76


including promotional spending, incentive-based employee compensation and research and development. Professional service expenses in support of the Company's process reengineering effort also increased in 1999.

     Operating income margin was 8.5% in 1999 compared to 9.7% in 1998. Excluding special charges, operating income margin was 9.8% in 1999 and 1998.

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

FINANCIAL CONDITION

Continued strong cash flows from operations enabled the Company to fund operating projects and investments designed to meet our growth objectives.

     In the consolidated statement of cash flows, cash provided by operating activities was $202.0 million in 2000 as compared to $229.3 million in 1999 and $144.0 million in 1998. The increased cash flow in 1999 was mainly due to reductions in working capital items even as sales and operations grew. This result can be seen as the items titled "Changes in operating assets and liabilities" in the consolidated statement of cash flows, which accounted for cash flow increases of $44.1 million in 1999. These same working capital items also showed improvements in 2000 even as operations continued to grow by contributing an additional $15.2 million to operating cash flow. The benefits in both years are due to continued focus on working capital management by the Company even as it pursues and achieves its growth targets.

     Investing activities used cash of $442.6 million in 2000 versus $45.9 million in 1999 and $62.6 million in 1998. The major use of cash for investing activities in 2000 was the acquisition of businesses. At the end of the third quarter, the Company acquired Ducros. See note 3 of the notes to consolidated financial statements and the description above for more detail on the Ducros acquisition. During 2000 the Company continued to maintain its capital expenditures at approximately the level of depreciation expense. In the next two years the Company expects that capital expenditures will be in excess of depreciation expense primarily due to increased spending related to the B2K program.

     Financing activities provided cash of $254.6 million in 2000 versus $188.5 million used in 1999 and $77.0 million used in 1998. Cash flows from financing activities in 2000 include the use of cash for the purchase of 2.5 million shares of common stock for $72.3 million under the Company's previously announced $250 million share

   26
--------

repurchase program. Due to the acquisition of Ducros, the Company ceased the share repurchase program in May of 2000. The Company expects to resume the repurchasing activity by 2003. The Ducros acquisition has increased short-term borrowings, which the Company intends to refinance as long-term debt. Dividend payments increased to $52.3 million in 2000, up 7.4% compared to $48.7 million in 1999.

     Dividends paid in 2000 totaled $.76 per share, up from $.68 per share in 1999. In December 2000, the Board of Directors approved a 5.3% increase in the quarterly dividend from $.19 to $.20 per share. Over the last 10 years, dividends have increased 11 times and have risen at a compounded annual rate of 13%.

     The Company's ratio of debt-to-total-capital was 66.5% as of November 30, 2000, an increase from 47.2% at November 30, 1999. The increase was due primarily to additional borrowings used to fund the acquisition of Ducros. We expect to return to our target range of 45-55% for the debt-to-total-capital ratio by the end of fiscal year 2002.

     Management believes that internally generated funds and existing sources of liquidity are sufficient to meet current and anticipated financing requirements during the next 12 months. It is the intention of the Company to replace commercial paper used for the Ducros acquisition with medium-term notes.

SPECIAL CHARGES

During 1999, the Company recorded special charges of $26.7 million ($23.2 million after-tax) associated with a plan to streamline operations approved by the Company's Board of Directors in May 1999. Of this amount, $25.7 million was classified as special charges and $1.0 million as cost of goods sold in the consolidated statement of income in 1999.

     In Europe, the Company consolidated certain U.K. facilities, improved efficiencies within previously consolidated European operations and realigned operations between the U.K. and other European locations. Specific actions under this plan included: the closure of the Oswaldtwistle facility, one of three liquid manufacturing operations in the U.K.; streamlining manufacturing and administrative functions at the recently consolidated European operations; realignment of operations between the U.K. and other European locations; and system and process improvements throughout the Company's global operations.

     The major components of the special charges included workforce reductions, building and equipment disposals, write-downs of intangible assets and other related exit costs. In total, the streamlining actions resulted in the elimination of approximately 300 positions, primarily outside the U.S. These were primarily related to European initiatives, including the closure of the Oswaldtwistle facility. In addition, the Company transitioned its selling, administration and distribution operations in Switzerland to a third party distributor based in that country. Asset write-downs, including $5.7 million of property, plant and equipment, $9.1 million of intangible assets and $1.0 million in inventory, were recorded as a direct result of the Company's decision to exit facilities, businesses or operating activities. The fair value of the intangible assets, primarily related to goodwill from prior acquisitions in Finland and Switzerland, was based on a discounted value of estimated future cash flows. Other exit costs consist primarily of employee and equipment relocation costs, lease exit costs and consulting fees.

     During 2000, the Company recorded $1.1 million of additional special charges associated with the 1999 restructuring, which could not be accrued in 1999. $5.7 million was utilized in 2000, leaving $1.1 million accrued and unspent at the end of the year. The restructuring is complete as anticipated and the remaining $1.1 million will be expended in 2001.

     During previous years, management reassessed the global strategic direction of the Company and conducted a portfolio review of its business to increase focus on core businesses and improve its cost structure. During 1998, the Company completed special projects related to the consolidation of manufacturing facilities, reduction of

                                                                            27
                                                                          ------


administrative staff and divestiture of non-core businesses undertaken in these initiatives. Due to the net impact of estimate changes, project modifications and the recognition of project expenses not accruable in previous years, the Company recorded special charges of $2.3 million in 1998. The charges included the realignment of several overseas operations which resulted in losses less than originally anticipated, and the Company discontinued its manufacturing operations in Venezuela.

     Refer to note 2 of the notes to consolidated financial statements for further information.

BEYOND 2000

The Company initiated the Beyond 2000 (B2K) program as a global initiative of business process improvement. B2K is designed to optimize our supply chain, reengineer our back office processes, strengthen our product development process, extend collaborative processes with our trading partners and generally enhance our capabilities for delivering profit. We plan to increase our overall levels of capital spending from historical levels to support this effort.

MARKET RISK SENSITIVITY

The Company utilizes derivative financial instruments to enhance its ability to manage risk, including foreign exchange and interest rate exposures, which exist as part of its ongoing business operations. The Company does not enter into contracts for trading purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with notes 5 and 6 of the notes to consolidated financial statements.

     FOREIGN EXCHANGE RISK - The Company is exposed to fluctuations in foreign currency cash flows primarily related to raw material purchases. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. dollars. Primary exposures include the U.S. dollar versus functional currencies of the Company's major markets (British pound sterling, Euro, Australian dollar, Canadian dollar, Mexican peso, Japanese yen and Chinese RMB). The Company may enter into forward and option contracts to manage foreign currency risk. During 2000, the foreign currency translation component in other comprehensive income is principally related to the impact of exchange rate fluctuations on the Company's net investments in the United Kingdom and Australia. The Company did not hedge its net investments in subsidiaries and unconsolidated affiliates in 2000, 1999, and 1998.

     At November 30, 2000, the Company had foreign exchange contracts maturing in 2001 to purchase or sell $.8 million of foreign currencies versus $36.4 million at November 30, 1999. These contracts are principally used to hedge the anticipated purchase of raw materials. The fair value of these contracts was $0.0 and $.3 million at November 30, 2000 and 1999, respectively.

     INTEREST RATE RISK - The Company's policy is to manage interest cost using a mix of fixed and variable debt. The Company uses interest rate swaps to achieve a desired proportion. The table that follows provides principal cash flows and related interest rates by fiscal year of maturity at November 30, 2000. The principal

CAPITAL EXPENDITURES
(IN MILLIONS)


                        1996       1997       1998      1999       2000
CAPITAL EXPENDITURES    74.7       43.9       54.8      49.3       53.6
DEPRECIATION            57.9       43.9       49.9      52.5       54.2

   28
--------


cash flows and related interest rates by fiscal year of maturity at November 30, 1999 were similar to those presented below. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at November 30, 2000.

                       [PICTURE OF TABLE - YEAR OF MATURITY]


                                                  YEAR OF MATURITY
(millions)               2001     2002     2003     2004     Thereafter    Total     Fair Value
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
DEBT
Fixed rate              $78.5     $4.1     $0.1     $16.0    $134.0        $232.7    $235.4
Average interest rate   8.96%     6.28%    8.20%    7.17%    7.17%
------------------------------------------------------------------------------------------------
Variable rate           $473.4    $0.3     $0.3     $0.3     $5.1          $479.4    $479.4
Average interest rate   6.66%     6.61%    6.61%    6.61%    5.69%


Note: The variable interest on commercial paper which will be used to retire the $74.9 million, 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during the period. In September of 2000, the Company entered into forward starting interest rate swaps to manage the interest rate risk associated with the anticipated issuance of $294 million fixed rate medium-term notes expected to be issued in early 2001. The Company's intention is to cash settle these swaps upon issuance of the medium-term notes thereby effectively locking in the fixed interest rate in effect at the time the swaps were initiated.

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

FORWARD-LOOKING INFORMATION

Certain information contained in this report includes "forward-looking statements" within the meaning of section 21(E) of the Securities and Exchange Act. The Company intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in this section. All statements regarding the Company's expected financial plans, future capital requirements, forecasted, demographic and economic trends relating to its industry, ability to complete acquisitions, to realize anticipated cost savings, and other benefits from acquisitions, and to recover acquisition-related costs, and similar matters are forward-looking statements. In some cases, these statements can be identified by the Company's use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," or "intend." The forward-looking information is based on various factors and was derived using numerous assumptions. However, these statements only reflect the Company's predictions. These statements are subject to known and unknown risks, uncertainties and other factors that could cause the Company's actual results to differ materially from the statements. Important factors that could cause the Company's actual results to be materially different from its expectations include actions of competitors, customer relationships, market acceptance of new products, actual amounts and timing of special charge items, removal and disposal costs, final negotiations of third-party contracts, the impact of stock market conditions on its share repurchase program, fluctuations in the cost and availability of supply-chain resources and global economic conditions, including interest and currency rate fluctuations, and inflation rates. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                         CONSOLIDATED STATEMENT OF INCOME   29
                                       -----------------------------------------


FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS EXCEPT PER SHARE DATA)           2000          1999          1998
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------
Net sales                                                         $    2,123.5  $    2,006.9   $   1,881.1
Cost of goods sold                                                     1,318.7       1,289.7       1,232.2
-----------------------------------------------------------------------------------------------------------
Gross profit                                                             804.8         717.2         648.9
Selling, general and administrative expense                              578.7         521.4         464.5
Special charges                                                            1.1          25.7           2.3
-----------------------------------------------------------------------------------------------------------
Operating income                                                         225.0         170.1         182.1
Interest expense                                                          39.7          32.4          36.9
Other income, net                                                           .7           4.6           7.3
-----------------------------------------------------------------------------------------------------------
Income from consolidated operations
  before income taxes                                                    186.0         142.3         152.5
Income taxes                                                              66.6          57.2          54.9
-----------------------------------------------------------------------------------------------------------
Net income from consolidated operations                                  119.4          85.1          97.6
Income from unconsolidated operations                                     18.1          13.4           6.2
-----------------------------------------------------------------------------------------------------------
Net income before cumulative effect
  of an accounting change                                                137.5          98.5         103.8
Cumulative effect of an accounting change,
  net of income taxes                                                        -           4.8             -
-----------------------------------------------------------------------------------------------------------
Net income                                                        $      137.5  $      103.3   $     103.8
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


EARNINGS PER COMMON SHARE - BASIC
Continuing operations                                             $       2.00  $       1.38   $      1.42
Cumulative effect of an accounting change                                   -            .07             -
-----------------------------------------------------------------------------------------------------------
Total earnings per share - basic                                  $       2.00  $       1.45   $      1.42
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

EARNINGS PER COMMON SHARE - ASSUMING DILUTION
Continuing operations                                             $       1.98  $       1.36  $       1.41
Cumulative effect of an accounting change                                    -           .07             -
-----------------------------------------------------------------------------------------------------------
Total earnings per share - assuming dilution                      $       1.98  $       1.43  $       1.41
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------


          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 33-40.

   30   CONSOLIDATED BALANCE SHEET
--------------------------------------


AT NOVEMBER 30 (MILLIONS)                                      2000          1999
-----------------------------------------------------------------------------------
CURRENT ASSETS
Cash and cash equivalents                                $     23.9    $     12.0
Receivables, less allowances of $6.6 for 2000
  and $3.8 for 1999                                           303.3         213.9
Inventories                                                   274.0         234.2
Prepaid expenses and other current assets                      18.8          30.5
-----------------------------------------------------------------------------------
  Total current assets                                        620.0         490.6
-----------------------------------------------------------------------------------
Property, plant and equipment, net                            373.0         363.3
Intangible assets, net                                        453.0         142.8
Prepaid allowances                                             96.1         109.3
Investments and other assets                                  117.8          82.8
-----------------------------------------------------------------------------------
  Total assets                                           $  1,659.9    $  1,188.8
-----------------------------------------------------------------------------------
===================================================================================
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------
CURRENT LIABILITIES
Short-term borrowings                                    $    473.1    $     92.9
Current portion of long-term debt                              78.8           7.7
Trade accounts payable                                        185.3         148.8
Other accrued liabilities                                     290.0         221.2
-----------------------------------------------------------------------------------
  Total current liabilities                                 1,027.2         470.6
-----------------------------------------------------------------------------------
Long-term debt                                                160.2         241.4
Deferred taxes                                                  3.2           3.8
Other long-term liabilities                                   110.0          90.6
-----------------------------------------------------------------------------------
  Total liabilities                                         1,300.6         806.4
-----------------------------------------------------------------------------------
SHAREHOLDERS' EQUITY
Common stock, no par value; authorized 160.0
  shares; issued and outstanding: 2000 - 8.3 shares,
  1999 - 8.9 shares                                            49.8          49.8
Common stock non-voting, no par value; authorized
  160.0 shares; issued and outstanding: 2000 - 60.0
  shares, 1999 - 61.5 shares                                  125.5         124.0
Retained earnings                                             263.3         242.8
Accumulated other comprehensive income                        (79.3)        (34.2)
-----------------------------------------------------------------------------------
  Total shareholders' equity                                  359.3         382.4
-----------------------------------------------------------------------------------
  Total liabilities and shareholders' equity             $  1,659.9    $  1,188.8
-----------------------------------------------------------------------------------
-----------------------------------------------------------------------------------

          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 33-40.

                                     CONSOLIDATED STATEMENT OF CASH FLOWS   31
                                   ---------------------------------------------

FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS)                           2000        1999        1998
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                      $  137.5    $  103.3    $  103.8
Adjustments to reconcile net income to net cash provided by
  operating activities
    Special charges and accounting change                            -          21.9         2.3
    Depreciation and amortization                                   61.3        57.4        54.8
    Deferred income taxes                                           (5.1)        6.4         2.0
    Other                                                             .5         1.6         (.3)
    Income from unconsolidated operations                          (18.1)      (13.4)       (6.2)
    Changes in operating assets and liabilities
      Receivables                                                  (24.5)       (2.1)        1.6
      Inventories                                                   (9.8)       16.0        (1.7)
      Prepaid allowances                                            13.0        34.6       (13.1)
      Trade accounts payable                                          .6         3.2        (2.4)
      Other assets and liabilities                                  35.9        (7.6)       (6.6)
Dividends received from unconsolidated affiliates                   10.7         8.0         9.8
-------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                        202.0       229.3       144.0
-------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Acquisitions of businesses                                        (386.6)        -          (8.9)
Capital expenditures                                               (53.6)      (49.3)      (54.8)
Proceeds from sale of assets                                         1.6         3.0         3.0
Other                                                               (4.0)         .4        (1.9)
-------------------------------------------------------------------------------------------------
  Net cash used in investing activities                           (442.6)      (45.9)      (62.6)
-------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Short-term borrowings, net                                         380.2       (46.4)       27.5
Long-term debt borrowings                                            -            .3         9.0
Long-term debt repayments                                          (10.0)      (24.3)      (17.7)
Common stock issued                                                  9.0        11.6        14.1
Common stock acquired by purchase                                  (72.3)      (81.0)      (63.0)
Dividends paid                                                     (52.3)      (48.7)      (46.9)
-------------------------------------------------------------------------------------------------
  Net cash used in financing activities                            254.6      (188.5)      (77.0)
-------------------------------------------------------------------------------------------------
Effect of exchange rate changes
  on cash and cash equivalents                                      (2.1)        (.6)        (.2)
-------------------------------------------------------------------------------------------------
(Decrease)/increase in cash and cash equivalents                    11.9        (5.7)        4.2
Cash and cash equivalents at beginning of year                      12.0        17.7        13.5
-------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                        $   23.9    $   12.0    $   17.7
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------


          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 33-40.

   32   CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
-----------------------------------------------------------

                                                                Common                                Accumulated
                                                     Common      Stock       Common                      Other          Total
                                                      Stock   Non-Voting     Stock     Retained      Comprehensive   Shareholders'
(MILLIONS EXCEPT PER SHARE DATA)                     Shares     Shares       Amount     Earnings        Income          Equity
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1997                            10.2       63.8       $  159.4    $  264.3       $ (30.6)       $  393.1
Comprehensive income:
 Net income                                                                                103.8                         103.8
 Currency translation adjustments                                                                         (6.0)           (6.0)
 Minimum pension liability adjustment,
  net of tax ($3.6 million)                                                                               (6.6)           (6.6)
                                                                                                                      ---------
Comprehensive income                                                                                                      91.2
                                                                                                                      ---------
Dividends paid ($.64/share)                                                                (46.9)                        (46.9)
Shares purchased and retired                           (.2)      (1.8)          (4.5)      (58.5)                        (63.0)
Shares issued                                           .3         .2           14.1                                      14.1
Other                                                                                        (.4)                          (.4)
Equal exchange                                         (.6)        .6                                                      -
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1998                             9.7       62.8       $  169.0    $  262.3       $ (43.2)       $  388.1
Comprehensive income:
 Net income                                                                                103.3                         103.3
 Currency translation adjustments                                                                          -               -
 Minimum pension liability adjustment,
  net of tax ($3.6 million)                                                                                6.6             6.6
 Change in realized and unrealized gains on
  derivative financial instruments, net of tax
  ($1.3 million)                                                                                           2.4             2.4
                                                                                                                      ---------
Comprehensive income                                                                                                     112.3
                                                                                                                      ---------
Dividends paid ($.68/share)                                                                (48.7)                        (48.7)
Shares purchased and retired                           (.5)      (2.1)          (6.8)      (74.2)                        (81.0)
Shares issued                                           .3         .2           11.6                                      11.6
Other                                                                                         .1                            .1
Equal exchange                                         (.6)        .6                                                      -
------------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1999                             8.9       61.5       $  173.8    $  242.8       $ (34.2)       $  382.4
COMPREHENSIVE INCOME:
 NET INCOME                                                                                137.5                         137.5
 CURRENCY TRANSLATION ADJUSTMENTS                                                                        (40.1)          (40.1)
 CHANGE IN REALIZED AND UNREALIZED GAINS ON
  DERIVATIVE FINANCIAL INSTRUMENTS, NET OF TAX
  ($2.8 MILLION)                                                                                          (5.0)           (5.0)
                                                                                                                      ---------
COMPREHENSIVE INCOME                                                                                                      92.4
                                                                                                                      ---------
DIVIDENDS PAID ($.76/SHARE)                                                                (52.3)                        (52.3)
SHARES PURCHASED AND RETIRED                           (.8)      (1.7)          (7.5)      (64.8)                        (72.3)
SHARES ISSUED                                           .3         .1            9.0                                       9.0
OTHER                                                                                         .1                            .1
EQUAL EXCHANGE                                         (.1)        .1                                                      -
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2000                             8.3       60.0       $  175.3    $  263.3       $ (79.3)       $  359.3
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------


          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 33-40.

                               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  33
                          ------------------------------------------------------


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION
The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Accordingly, our share of the net income or loss of such unconsolidated affiliates is included in consolidated net income. Significant intercompany transactions have been eliminated.

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

SHIPPING AND HANDLING
Shipping and handling costs are included in selling, general and administrative expenses.

RESEARCH AND DEVELOPMENT
Research and development costs are expensed as incurred.

STOCK-BASED EMPLOYEE COMPENSATION
Stock-based compensation is accounted for by using the intrinsic value-based method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." Under APB No. 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of the grant, no compensation expense is recognized. As permitted, the Company has elected to adopt the disclosure provisions only of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Refer to Note 10 for further information.

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

ACCOUNTING AND DISCLOSURE CHANGES
In December 1999, the Securities and Exchange Commission (the SEC) issued Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." The effective date of this bulletin has been deferred by the SEC until the fourth quarter of fiscal years beginning after December 15, 1999, and accordingly will be adopted by the Company in the fiscal year ending November 30, 2001. The Company is still researching this issue and does not have a firm conclusion or quantification at this time. If there is an effect of adopting this bulletin, it will be recorded as a cumulative effect of an accounting change.

     In addition, the Company will be required to reclassify certain shipping and handling costs billed to customers as sales in accordance with EITF 00-10 and to reclassify certain marketing expenses as a reduction of sales in accordance with EITF 00-14. These reclassifications will not impact net income.

RECLASSIFICATIONS
In 1999 the Company changed its actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense. This modification resulted in a one-time, pre-tax credit of $7.7 million which was previously classified in the consolidated statement of income on the line entitled special charges. This item has been reclassified in these financial statements as a $4.8 million cumulative effect of an accounting change, net of income taxes.

     Amortization of goodwill and royalty income had previously been included in other income, and have been reclassified into selling, general and administrative expense. The net effect of the reclassification of these two items on selling, general and administrative expense is a decrease of $2.4 million in 2000, $1.0 million in 1999, and an increase of $.7 million in 1998. All prior periods presented have been reclassified to conform to the current presentation.

   34   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------


2. SPECIAL CHARGES

During 1999, the Company recorded special charges of $26.7 million ($23.2 million after-tax) associated with a plan to streamline operations approved by the Company's Board of Directors in May 1999. Of this amount, $25.7 million was classified as special charges and $1.0 million as cost of goods sold in the consolidated statement of income in 1999.

     In Europe, the Company consolidated certain U.K. facilities, improved efficiencies within previously consolidated European operations and realigned operations between the U.K. and other European locations. Specific actions under this plan included: the closure of the Oswaldtwistle facility, one of three liquid manufacturing operations in the U.K.; streamlining manufacturing and administrative functions at the recently consolidated European operations; realignment of operations between the U.K. and other European locations; and system and process improvements throughout the Company's global operations.

     The major components of the special charges included workforce reductions, building and equipment disposals, write-downs of intangible assets and other related exit costs. In total, the streamlining actions resulted in the elimination of approximately 300 positions, primarily outside the U.S. These were primarily related to European initiatives, including the closure of the Oswaldtwistle facility. In addition, the Company transitioned its selling, administration and distribution operations in Switzerland to a third-party distributor based in that country. Asset write-downs, including $5.7 million of property, plant and equipment, $9.1 million of intangible assets and $1.0 million in inventory, were recorded as a direct result of the Company's decision to exit facilities, businesses or operating activities. The fair value of the intangible assets, primarily related to goodwill from prior acquisitions in Finland and Switzerland, was based on a discounted value of estimated future cash flows. Other exit costs consist primarily of employee and equipment relocation costs, lease exit costs and consulting fees.

     During 2000, the Company recorded $1.1 million of additional special charges associated with the 1999 restructuring, which could not be accrued in 1999. $5.7 million was utilized in 2000, leaving $1.1 million accrued and unspent at the end of the year. The restructuring is complete as anticipated and the remaining $1.1 million will be expended in 2001.

The major components of the special charges and the remaining accrual balance as of November 30, 2000 follow:

                               Severance
                              and personnel      Asset          Other
(millions)                       costs        write-downs     exit costs        Total
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------
1999
Special charges (credits)     $   7.9          $  15.8         $   3.0       $   26.7
Amounts utilized                 (4.0)           (15.8)           (1.2)         (21.0)
--------------------------------------------------------------------------------------
                              $   3.9          $     -         $   1.8       $    5.7

2000
SPECIAL CHARGES (CREDITS)          .8              (.3)             .6            1.1
AMOUNTS UTILIZED                 (3.7)              .3            (2.3)          (5.7)
--------------------------------------------------------------------------------------
                              $   1.0          $     -         $    .1       $    1.1
--------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------

3. ACQUISITIONS

On August 31, 2000, the Company acquired Ducros, S.A. and Sodis, S.A.S. from Eridania Beghin-Say, for 2.75 billion French francs (equivalent to $379 million). Ducros, headquartered in France, manufactures and markets spices and herbs, and dessert aid products. Key brands include Ducros, Vahine, Malile, and Margao which are produced mainly in France. Sodis manages the racking and merchandising of Ducros products in supermarkets and hypermarkets, and manages a warehouse in France.

     $370 million of the purchase was financed through 6.7% commercial paper with the remainder funded by internally generated funds. It is the intention of the Company to replace the commercial paper with medium-term notes. The acquisition was accounted for under the purchase method, and the results of Ducros and Sodis have been included in the Company's consolidated results from the date of acquistion.

     The Company has not finalized the allocation of the purchase price as of November 30, 2000. An estimation of this allocation was prepared and included as part of these financial statements. The purchase price has been allocated as follows: $17 million to property plant and equipment, $26 million to working capital, and $336 million to goodwill. Goodwill is being amortized over 40 years.

     The unaudited proforma combined historical results, as if Ducros and Sodis had been acquired at the beginning of fiscal 2000 and 1999, respectively, are estimated to be:

(millions, except per share data)              2000          1999
--------------------------------------------------------------------
Net sales                                   $ 2,322.7     $ 2,270.3
Net income                                  $   126.1     $    88.6
Earnings per share - assuming dilution      $    1.81     $    1.23
--------------------------------------------------------------------

     The proforma results include amortization of the intangibles presented above and interest expense on debt assumed to finance the purchase. The proforma results are not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each fiscal period presented, nor are they necessarily indicative of future consolidated results.

4. INVESTMENTS

     Although the Company reports its share of net income from affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $48.8 million at November 30, 2000.

     Summarized year-end information from the financial statements of these companies representing 100% of the businesses follows:

(millions)                        2000          1999          1998
--------------------------------------------------------------------
--------------------------------------------------------------------
Net sales                     $  437.7      $  378.3      $  344.4
Gross profit                     200.7         158.7         131.1
Net income                        36.1          26.7          11.9
--------------------------------------------------------------------
Current assets                $  177.1      $  168.0      $  161.2
Noncurrent assets                106.4          82.6          71.7
Current liabilities               92.5          97.1         106.1
Noncurrent liabilities            62.7          46.1          39.5
--------------------------------------------------------------------
--------------------------------------------------------------------

Royalty income from unconsolidated affiliates was $9.0 million, $5.1 million and $4.4 million for 2000, 1999, and 1998, respectively.

                                                                    35
                                                                   ----

5. FINANCING ARRANGEMENTS

The Company's outstanding debt is as follows:

(millions)                                         2000            1999
------------------------------------------------------------------------
------------------------------------------------------------------------
Short-term borrowings
 Commercial paper (1)                         $   443.0       $    59.6
 Other                                             30.1            33.3
------------------------------------------------------------------------
                                              $   473.1       $    92.9
------------------------------------------------------------------------
Weighted-average interest rate
  of short-term borrowings
  at year end                                      6.65%           5.99%
------------------------------------------------------------------------
Long-term debt
  8.95% note due 2001(1)                      $    74.9       $    74.8
  9.75% installment notes
    due through 2001                                  -             5.2
  5.78% - 7.77% medium-term notes
    due 2004 to 2006                               95.0            95.0
  7.63% - 8.12% medium-term notes
    due 2024 (2)                                   55.0            55.0
  9.34% pound sterling installment
    note due through 2001                           3.1             7.1
Other                                              11.0            12.0
------------------------------------------------------------------------
                                                  239.0           249.1
Less current portion                               78.8             7.7
------------------------------------------------------------------------
                                              $   160.2       $   241.4
------------------------------------------------------------------------
------------------------------------------------------------------------

(1) The variable interest on commercial paper that will be used to retire the 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during the period.
(2) Holders have a one-time option to require retirement of these notes in 2004.

     The fair value of the Company's short-term borrowings approximated the recorded value. The fair value of long-term debt including the current portion of long-term debt was $241.7 million and $254.7 million at November 30, 2000 and 1999, respectively.

     Maturities of long-term debt during the four years subsequent to November 30, 2001 are as follows (in millions):

        2002 - $ 4.4    2004 - $ 16.3
        2003 - $  .4    2005 - $ 32.3

     The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2000 was $795.8 million, of which $700.0 million supports a commercial paper borrowing arrangement. Some credit facilities in support of commercial paper issuance require a commitment fee. Annualized commitment fees at November 30, 2000 were $.2 million, exclusive of the temporary facility which will be terminated upon issuance of medium-term notes referred to in note 3.

     Rental expense under operating leases was $17.9 million in 2000, $17.4 million in 1999 and $14.1 million in 1998. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

        2001 - $ 10.0   2004 - $ 2.1
        2002 - $  7.7   2005 - $ 1.4
        2003 - $  4.2   Thereafter - $ 1.5

     At November 30, 2000, the Company had unconditionally guaranteed $1.1 million of the debt of unconsolidated affiliates. The Company has guaranteed the residual value of a leased distribution center at 85% of its original cost.

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

FOREIGN CURRENCY
The Company is potentially exposed to foreign currency fluctuations affecting net investments, transactions, and earnings denominated in foreign currencies. The Company selectively hedges the potential effect of these foreign currency fluctuations by entering into foreign currency exchange contracts with highly-rated financial institutions.

     Contracts which are designated as hedges of anticipated purchases of raw materials are considered cash flow hedges. The gains and losses on these contracts are deferred in other comprehensive income until the hedged item is recognized in income at which time, the net amount deferred in other comprehensive income is also recognized in income. Realized and unrealized gains and losses on contracts that hedge net investments are also recognized in other comprehensive income. Gains and losses from hedges of assets, liabilities or firm commitments are recognized through income, offsetting the change in fair value of the hedged item.

     At November 30, 2000, the Company had foreign currency exchange contracts maturing within one year to purchase or sell $.8 million of foreign currencies versus $36.4 million at November 30, 1999. The fair value of these contracts was $0.0 million and $.3 million at November 30, 2000 and 1999, respectively. All of these contracts were designated as hedges of anticipated purchases to be completed within one year and therefore are considered cash flow hedges. Hedge ineffectiveness was not material.

INTEREST RATES
The Company finances a portion of its operations through debt instruments, primarily commercial paper, notes and bank loans whose fair values are indicated in Note 5. The Company utilizes interest rate swap agreements as cash flow hedges to lock in the interest rate on anticipated borrowings and therefore achieve a desired proportion of variable versus fixed rate debt.

     The variable interest on commercial paper which will be used to retire the 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be effectively fixed at 6.35% during the period. The gain or loss prior to the 2001 starting date on this swap is deferred in other comprehensive income and will be amortized over the ten-year period that the Company anticipates having the commercial paper outstanding. The Company intends to hold this forward starting interest rate swap until maturity. Any gain or loss

   36   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
---------------------------------------------------------

subsequent to the starting date will be reflected in interest expense in the applicable period.

     In September of 2000, the Company entered into forward starting interest rate swaps to manage the interest rate risk associated with the anticipated issuance of $294 million fixed rate medium-term notes expected to be issued in early 2001. The Company's intention is to cash settle these swaps upon issuance of the medium-term notes thereby effectively locking in the fixed interest rate in effect at the time the swaps were initiated. The gain or loss on these swaps is deferred in other comprehensive income and will be amortized over the five to seven year life of the medium-term notes as a component of interest expense.

     The notional amount of all interest rate swaps was $369 million and $75 million at November 30, 2000 and 1999, respectively. The fair market value of all the swaps was $(3.8) and $3.9 million at November 30, 2000 and 1999, respectively. Hedge ineffectiveness was not material. Based on the unrealized loss at November 30, 2000 and the anticipated issuance dates and terms of the related debt, the Company estimates that $.5 million of the deferred loss would be recognized in 2001.

OTHER FINANCIAL INSTRUMENTS
The Company's other financial instruments include cash and cash equivalents, receivables and accounts payable. As of November 30, 2000 and 1999, the fair value of other financial instruments held by the Company approximated the recorded value.

     Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.

CONCENTRATIONS OF CREDIT RISK
The Company is potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2000. The Company evaluates the credit worthiness of the counterparties to financial instruments and considers nonperformance credit risk to be remote.

7. PENSION AND PROFIT SHARING PLANS

The Company's pension expense is as follows:

                                         United States                         International
(millions)                       2000         1999         1998        2000        1999        1998
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------
Defined benefit plans
  Service cost                $   7.1      $   7.4      $   6.2      $  2.7      $  2.8      $  2.7
Interest costs                   13.8         12.7         11.4         3.3         3.2         3.2
Expected return on
  plan assets                   (15.5)       (13.2)       (11.2)       (4.7)       (5.2)       (4.9)
Amortization of prior
  service costs                    .1           .1           .1          .1          .1          .1
Amortization of
  transition assets                .2          (.6)         (.5)        (.1)        (.1)        (.1)
Curtailment loss                    -            -            -           -          .2           -
Recognized net
  actuarial loss (gain)           1.3          3.3          1.6           -         (.1)        (.3)
Other retirement plans             -            .1           .2          .5          .7          .8
----------------------------------------------------------------------------------------------------
                              $   7.0      $   9.8      $   7.8      $  1.8      $  1.6      $  1.5
----------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------

The Company's U.S. pension plans held .5 million shares, with a fair value of $17.9 million, of the Company's stock at November 30, 2000. Dividends paid on these shares in 2000 were $.4 million.

     Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans' funded status at September 30, the measurement date, follow:

                                                 United States              International
(millions)                                    2000          1999          2000          1999
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Change in benefit obligation
  Beginning of the year                   $  176.5      $  185.5      $   58.9      $   49.8
    Service cost                               7.1           7.4           2.7           2.8
    Interest costs                            13.8          12.7           3.3           3.2
    Employee contributions                       -             -           1.2           1.1
    Plan changes and other                      .6            .3             -             -
    Curtailment                                  -             -             -            .4
    Actuarial loss (gain)                       .6         (17.7)           .6           4.2
    Benefits paid                            (11.7)        (11.7)         (2.1)         (2.2)
    Foreign currency impact                      -             -          (5.6)          (.4)
---------------------------------------------------------------------------------------------
End of the year                           $  186.9      $  176.5      $   59.0      $   58.9
---------------------------------------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year                   $  169.0      $  141.2      $   60.7      $   57.9
    Actual return on plan assets              16.6          16.9          10.5           4.4
    Transfer                                     -            .4             -             -
    Employer contributions                     9.2          22.2           1.1             -
    Employee contributions                       -             -           1.2           1.1
    Benefits paid                            (11.7)        (11.7)         (2.1)         (2.2)
    Foreign currency impact                      -             -          (5.8)          (.5)
---------------------------------------------------------------------------------------------
    End of the year                       $  183.1      $  169.0      $   65.6      $   60.7
---------------------------------------------------------------------------------------------
Reconciliation of funded status
  Funded status                           $   (3.9)     $   (7.5)     $    6.6      $    1.8
  Unrecognized net actuarial
     loss (gain)                              24.6          26.2          (7.6)         (2.9)
  Unrecognized prior
     service cost                               .2            .3            .5            .7
  Unrecognized transition
     asset (liability)                          .5            .6           (.3)          (.4)
  Employer contribution                          -             -            .3             -
---------------------------------------------------------------------------------------------
                                          $   21.4      $   19.6      $    (.5)     $    (.8)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

  Amounts recognized in the Consolidated Balance Sheet consist of the following:

                                                United States                International
(millions)                                    2000          1999          2000          1999
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Prepaid pension cost                      $   21.4      $   19.6      $     .5      $     .4
Accrued pension liability                        -             -          (1.0)         (1.2)
---------------------------------------------------------------------------------------------
                                          $   21.4      $   19.6      $    (.5)     $    (.8)
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

  The accumulated benefit obligation for the U.S. pension plans was $152.4 million and $144.5 million as of September 30, 2000 and 1999, respectively.

                                                 United States               International
(millions)                                    2000          1999          2000          1999
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
Significant assumptions
  Discount rate                               8.0%          8.0%    6.0 - 6.5%    6.0 - 6.5%
  Salary scale                                4.5%          4.5%    3.5 - 4.0%    3.5 - 4.0%
  Expected return on plan assets             10.0%         10.0%          8.5%          8.5%
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

CUMULATIVE EFFECT OF AN ACCOUNTING CHANGE
In 1999, the Company changed its actuarial method of calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense. This modification resulted in a cumulative effect of accounting change credit of $4.8 million after-tax or $.07 per share ($7.7 million before tax) recorded in the first quarter of 1999. Under the previous method, all realized and unrealized gains and losses were gradually included in the calculated market-related value of plan assets over a five-year

                                                                            37
                                                                          ------


period. Under the new method, the total expected investment return, which anticipates realized and unrealized gains and losses on plan assets, is included in the calculated market-related value of plan assets each year. Only the difference between total actual investment return, including realized and unrealized gains and losses, and the expected investment return is gradually included in the calculated market-related value of plan assets over a five-year period.

     Under the new actuarial method, the calculated market-related value of plan assets more closely approximates fair value, while still mitigating the effect of annual market value fluctuations. It also reduces the growing difference between the fair value and calculated market-related value of plan assets that has resulted from the recent accumulation of unrecognized gains and losses. While this change better represents the amount of ongoing pension expense, the new method did not have a material impact on the Company's results of operations in 2000 or 1999 and is not expected to have a material impact in future years. The pro-forma impact of applying the change to 1998 was not material.

PROFIT SHARING PLAN
Profit sharing plan expense was $5.8 million, $6.0 million and $4.2 million in 2000, 1999 and 1998, respectively.

The Profit Sharing Plan held 2.2 million shares, with a fair value of $83.1 million, of the Company's stock at November 30, 2000. Dividends paid on these shares in 2000 were $1.7 million.

8. OTHER POSTRETIREMENT BENEFITS

The Company's other postretirement benefit expense follows:

(millions)                                   2000        1999        1998
---------------------------------------------------------------------------
---------------------------------------------------------------------------
Other postretirement benefits
  Service cost                             $  2.4      $  2.6      $  2.1
  Interest cost                               5.3         4.9         4.4
  Amortization of prior service cost          (.7)        (.1)        (.1)
  Accelerated recognition of prior
    unrecognized service cost                 (.6)          -           -
---------------------------------------------------------------------------
                                           $  6.4      $  7.4      $  6.4
---------------------------------------------------------------------------
---------------------------------------------------------------------------

  Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plan's funded status at November 30, the measurement date, follow:

(millions)                                        2000         1999
---------------------------------------------------------------------
---------------------------------------------------------------------
Change in benefit obligation
  Beginning of the year                        $  65.1      $  69.8
  Service cost                                     2.4          2.6
  Interest cost                                    5.3          4.9
  Employee contributions                           1.7          1.6
  Plan changes                                       -         (6.1)
  Actuarial loss (gain)                            2.0         (2.7)
  Benefits paid                                   (5.2)        (5.0)
---------------------------------------------------------------------
  End of the year                              $  71.3      $  65.1
---------------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year                        $     -      $     -
    Employer contributions                         3.5          3.4
    Employee contributions                         1.7          1.6
    Benefits paid                                 (5.2)        (5.0)
---------------------------------------------------------------------
  End of the year                              $     -      $     -
---------------------------------------------------------------------
Reconciliation of funded status
  Funded status                                $ (71.3)     $ (65.1)
  Unrecognized net actuarial loss (gain)           1.8          (.2)
  Unrecognized prior service cost                 (6.0)        (7.3)
---------------------------------------------------------------------
  Other postretirement benefit liability       $ (75.5)     $ (72.6)
---------------------------------------------------------------------
---------------------------------------------------------------------

     The assumed weighted-average discount rates were 8.0% for 2000 and 1999, respectively.

     The assumed annual rate of increase in the cost of covered health care benefits is 7.65% for 2000. It is assumed to decrease gradually to 5.25% in the year 2007 and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

                                          1-Percentage-   1-Percentage-
(millions)                               Point Increase   Point Decrease
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Effect on benefit obligation as of
  November 30, 2000                          $ 8.0           $ (7.0)
Effect on total of service and interest
  cost components in 2000                    $ 1.0           $  (.8)
-------------------------------------------------------------------------
-------------------------------------------------------------------------

9. INCOME TAXES

The provision for income taxes consists of the following:

(millions)                                    2000        1999         1998
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Income taxes
  Current
    Federal                                $  51.4     $  35.6      $  37.6
    State                                      5.2         2.7          6.7
    International                             15.1        12.5          8.6
----------------------------------------------------------------------------
                                              71.7        50.8         52.9
----------------------------------------------------------------------------
  Deferred
    Federal                                   (5.2)        4.8           .1
    State                                      (.7)        1.3          (.6)
    International                               .8          .3          2.5
----------------------------------------------------------------------------
                                              (5.1)        6.4          2.0
----------------------------------------------------------------------------
Total income taxes                         $  66.6     $  57.2      $  54.9
----------------------------------------------------------------------------
----------------------------------------------------------------------------

  The components of income from consolidated continuing operations before income taxes follow:

(millions)                                    2000        1999         1998
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Pretax income
  United States                            $ 133.7     $ 119.3      $ 126.9
  International                               52.3        23.0         25.6
----------------------------------------------------------------------------
                                           $ 186.0     $ 142.3      $ 152.5
----------------------------------------------------------------------------
----------------------------------------------------------------------------

  A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

                                              2000        1999         1998
----------------------------------------------------------------------------
----------------------------------------------------------------------------
Federal statutory tax rate                    35.0%       35.0%        35.0%
State income taxes, net of
  federal benefits                             1.6         1.9          2.6
Tax effect of international operations         (.4)         .5           .6
Tax credits                                   (1.8)       (1.6)        (2.2)
Nondeductible special charges                    -         4.2            -
Other, net                                     1.4          .2            -
----------------------------------------------------------------------------
Effective tax rate                            35.8%       40.2%        36.0%
----------------------------------------------------------------------------
----------------------------------------------------------------------------

   38   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------

  Deferred tax liabilities and assets are comprised of the following:

(millions)                                      2000         1999
-------------------------------------------------------------------
-------------------------------------------------------------------
Deferred tax assets
  Postretirement benefit obligations         $  37.6      $  36.7
  Accrued expenses and other reserves           14.2         12.0
  Inventory                                      4.0          3.8
  Net operating losses and tax credits           7.3          7.2
  Other                                         22.3         19.1
  Valuation allowance                           (7.3)        (7.2)
-------------------------------------------------------------------
                                                78.1         71.6
-------------------------------------------------------------------
Deferred tax liabilities
  Depreciation                                  36.9         44.7
  Other                                         31.5         22.2
-------------------------------------------------------------------
                                                68.4         66.9
-------------------------------------------------------------------
Net deferred tax asset                       $   9.7      $   4.7
-------------------------------------------------------------------
-------------------------------------------------------------------

     Deferred tax assets are primarily in the U.S. The Company has a history of having taxable income and anticipates future taxable income to realize these assets.

     U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $94.6 million at November 30, 2000.

10. STOCK PURCHASE AND OPTION PLANS

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

(millions except per share data)         2000         1999          1998
-------------------------------------------------------------------------
-------------------------------------------------------------------------
Pro forma net income                $   131.1     $   98.2     $   100.1
Pro forma earnings per share
  Assuming dilution                      1.88         1.36          1.36
  Basic                                  1.91         1.38          1.37
-------------------------------------------------------------------------
-------------------------------------------------------------------------

     The effects of applying SFAS No. 123 on pro forma net income are not indicative of future amounts until the new rules are applied to all outstanding non-vested awards.

     The per share weighted-average fair value of options granted during the year was $6.65, $6.02 and $7.20 in 2000, 1999 and 1998, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for the Stock Option Plans, McCormick (U.K.) Share Option Schemes and the ESPP (including options to foreign employees):

                                       2000           1999          1998
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Risk-free interest rates               5.6%       4.9%-5.4%      5.5%-5.7%
Dividend yields                        2.0%            2.0%           2.0%
Expected volatility                   24.5%           24.2%          23.6%
Expected lives                     1.6-4.8 years   1.6-6.0 years  1.3-5.3 years
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

     A summary of the Company's stock option plans for the years ended November 30 follows:

(options in millions)                    2000                 1999                   1998
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                      WEIGHTED-             Weighted-              Weighted-
                                       AVERAGE               average                average
                                      EXERCISE              exercise               exercise
                           SHARES       PRICE     Shares      price     Shares       price
---------------------------------------------------------------------------------------------
Beginning of year            4.5       $27.86      3.7       $26.50      3.2        $23.11
Granted                      1.5       $25.65      1.6       $29.06      1.2        $33.15
Exercised                    (.4)      $22.68      (.6)      $23.54      (.6)       $22.57
Forfeited                    (.1)      $27.65      (.2)      $25.91      (.1)       $22.27
---------------------------------------------------------------------------------------------
End of year                  5.5       $27.62      4.5       $27.86      3.7        $26.50
---------------------------------------------------------------------------------------------
Exercisable -
  end of year                2.5       $27.33      2.3       $25.54      1.9        $23.06
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

(option shares in millions)              Options outstanding           Options exercisable
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------
                                         Weighted    Weighted                     Weighted
    Range of                             average     average                      average
    exercise                            remaining    exercise                     exercise
     price               Shares         life (yrs)    price            Shares      price
---------------------------------------------------------------------------------------------
$20.44 - $23.84             .5             1.0        $22.33             .5        $22.33
$23.84 - $27.25            2.3             6.5        $25.04             .7        $24.27
$27.25 - $30.66            1.5             6.8        $29.06             .7        $29.03
$30.66 - $34.06            1.1             7.1        $33.23             .6        $33.21
---------------------------------------------------------------------------------------------
                           5.4             6.2        $27.62            2.5        $27.33
---------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------

     Under all stock purchase and option plans, there were 1.2 million and 3.6 million shares reserved for future grants at November 30, 2000 and 1999, respectively.

11. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of the required earnings per share measures, basic and assuming dilution, for the years ended November 30 follows:

(millions)                                    2000          1999          1998
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Average shares outstanding - basic            68.8          71.4          73.3
Effect of dilutive securities
  Stock options and ESPP                        .8            .6            .5
-------------------------------------------------------------------------------
Average shares outstanding -
  assuming dilution                           69.6          72.0          73.8
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

12. CAPITAL STOCKS

Holders of Common Stock have full voting rights except that (1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of voting

                                                                            39
                                                                          ------


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

13. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

BUSINESS SEGMENTS
The Company operates in three business segments: consumer, industrial and packaging. The consumer and industrial segments manufacture, market and distribute spices, seasonings, flavorings and other specialty food products throughout the world. The consumer segment sells consumer spices, herbs, extracts, proprietary seasoning blends, sauces and marinades to the consumer food market under a variety of brands, including the McCormick brand in the U.S., Ducros in continental Europe, Club House in Canada, and Schwartz in the U.K. The industrial segment sells to food processors, restaurant chains, distributors, warehouse clubs and institutional operations. The packaging segment manufactures and markets plastic packaging products for food, personal care and other industries, predominantly in the U.S. Tubes and bottles are also produced for the Company's food segments.

     In each of its segments, the Company produces and sells many individual products which are similar in composition and nature. It is impractical to segregate and identify profits for each of these individual product lines.

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

                                                                              Total                    Corporate &
(millions)                                     Consumer    Industrial         Food       Packaging     Eliminations    Total
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
2000
NET SALES                                     $   996.9     $   948.2     $  1,945.1     $   178.4     $      -      $  2,123.5
INTERSEGMENT SALES                                    -           9.9            9.9          39.7        (49.6)              -
OPERATING INCOME                                  157.6          78.0          235.6          21.5        (32.1)          225.0
OPERATING INCOME EXCLUDING SPECIAL CHARGES        157.7          79.0          236.7          21.5        (32.1)          226.1
INCOME FROM UNCONSOLIDATED OPERATIONS              16.0           2.1           18.1             -            -            18.1
ASSETS                                                -             -        1,400.3         137.7        121.9         1,659.9
CAPITAL EXPENDITURES                                  -             -           36.5          11.6          5.5            53.6
DEPRECIATION AND AMORTIZATION                         -             -           47.3          11.8          2.2            61.3
---------------------------------------------------------------------------------------------------------------------------------
1999
Net sales                                     $   898.5     $   938.7     $  1,837.2     $   169.7     $      -      $  2,006.9
Intersegment sales                                    -          11.5           11.5          34.3        (45.8)              -
Operating income                                  123.2          61.5          184.7          19.5        (34.1)          170.1
Operating income excluding special charges        137.0          74.3          211.3          19.6        (34.1)          196.8
Income from unconsolidated operations              13.4             -           13.4             -            -            13.4
Assets                                                -             -          983.2         117.5         88.1         1,188.8
Capital expenditures                                  -             -           39.7           8.3          1.3            49.3
Depreciation and amortization                         -             -           44.5          11.5          1.4            57.4
---------------------------------------------------------------------------------------------------------------------------------
1998
Net sales                                     $   836.4     $   885.9     $  1,722.3     $   158.8     $      -      $  1,881.1
Intersegment sales                                    -           5.0            5.0          30.0        (35.0)              -
Operating income                                  125.8          62.8          188.6          17.4        (23.9)          182.1
Operating income excluding special charges        128.4          61.4          189.8          18.5        (23.9)          184.4
Income from unconsolidated operations               6.2             -            6.2             -            -             6.2
Assets                                                -             -        1,045.9         124.7         88.5         1,259.1
Capital expenditures                                  -             -           36.7          16.9          1.2            54.8
Depreciation and amortization                         -             -           42.2          11.2          1.4            54.8
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------

Amounts in the above table have been reclassified in conformance with note 1 of the notes to consolidated financial statements.

   40   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
-------------------------------------------------------

GEOGRAPHIC AREAS
The Company has significant net sales and long-lived assets in the following geographic areas:

                               United                       Other
(millions)                     States         Europe      Countries        Total
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
2000
NET SALES                     $1,437.4        $393.6        $292.5       $2,123.5
LONG-LIVED ASSETS (1)            322.0         440.0          64.0          826.0
----------------------------------------------------------------------------------
1999
Net sales                     $1,393.9        $349.8        $263.2       $2,006.9
Long-lived assets (1)            319.0         114.2          72.9          506.1
----------------------------------------------------------------------------------
1998
Net sales                     $1,291.2        $348.5        $241.4       $1,881.1
Long-lived assets (1)            345.3         102.6          90.0          537.9
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

(1) Long-lived assets include property, plant and equipment and intangible assets, net of accumulated depreciation and amortization, respectively.

14. SUPPLEMENTAL FINANCIAL STATEMENT DATA

(millions)                                                    2000           1999
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Inventories
  Finished products
    and work-in-process                                   $  153.5       $  132.6
  Raw materials                                              120.5          101.6
----------------------------------------------------------------------------------
                                                          $  274.0       $  234.2
----------------------------------------------------------------------------------
Property, plant and equipment
  Land and improvements                                   $   25.2       $   25.0
  Buildings                                                  200.3          192.7
  Machinery and equipment                                    521.9          488.4
  Construction in progress                                    32.6           28.9
  Accumulated depreciation                                  (407.0)        (371.7)
----------------------------------------------------------------------------------
                                                          $  373.0       $  363.3
----------------------------------------------------------------------------------
Intangible assets
  Cost                                                    $  510.2       $  196.8
  Accumulated amortization                                   (57.2)         (54.0)
----------------------------------------------------------------------------------
                                                          $  453.0       $  142.8
----------------------------------------------------------------------------------
Investments and other assets
  Investments                                             $   75.2       $   61.2
  Other assets                                                42.6           21.6
----------------------------------------------------------------------------------
                                                          $  117.8       $   82.8
----------------------------------------------------------------------------------
Other accrued liabilities
  Payroll and employee benefits                           $   78.2       $   66.9
  Sales allowances                                            69.1           40.6
  Income taxes                                                28.7           27.1
  Other                                                      114.0           86.6
----------------------------------------------------------------------------------
                                                          $  290.0       $  221.2
----------------------------------------------------------------------------------
Other long-term liabilities
  Other postretirement benefits                           $   75.5       $   72.6
  Other                                                       34.5           18.0
----------------------------------------------------------------------------------
                                                          $  110.0       $   90.6
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

(millions)                                      2000          1999           1998
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
Depreciation                                   $54.2         $52.5          $49.9
Research and development                        24.9          21.4           16.9
Interest paid                                   39.7          33.0           37.3
Income taxes paid                               69.8          55.3           49.0
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

15. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)     First    Second         Third         Fourth
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------
2000
NET SALES                           $462.4    $485.7        $495.9         $679.5
GROSS PROFIT                         163.8     170.5         172.9          297.6
OPERATING INCOME                      36.1      40.9          51.1           96.9
NET INCOME                            24.4      24.2          31.3           57.6
EARNINGS PER SHARE
  BASIC                                .35       .35           .46            .84
  ASSUMING DILUTION                    .35       .35           .45            .84
DIVIDENDS PAID PER SHARE               .19       .19           .19            .19
MARKET PRICE
  HIGH                               32.88     36.56         36.50          37.69
  LOW                                23.75     24.88         28.56          27.63
----------------------------------------------------------------------------------
1999
Net sales                           $441.5    $468.2        $476.8         $620.4
Gross profit                         145.3     157.7         164.2          250.0
Operating income                      32.6      13.2          41.2           83.1
Net income before
  accounting change                   18.2       1.0          25.4           53.9
Net Income                            23.0       1.0          25.4           53.9
Earnings per share - basic
  Net income before
    accounting change                  .25       .01           .36            .76
  Net income                           .32       .01           .36            .76
Earnings per share -
  assuming dilution
  Net income before
    accounting change                  .25       .01           .35            .76
  Net income                           .32       .01           .35            .76
Dividends paid per share               .17       .17           .17            .17
Market price
  High                               34.25     31.88         34.44          34.50
  Low                                28.00     26.75         29.94          31.31
----------------------------------------------------------------------------------
----------------------------------------------------------------------------------

The following reclassifications have been made in the above presentation to the quarterly results previously reported:

1. The cumulative impact from changing the method of determining the market-related value of pension plan assets of $7.7 million ($4.8 million after tax) has been reclassified from a special charge in the second quarter of 1999 to a cumulative effect of accounting change in the first quarter of 1999.
2. Royalty income, which was previously included in other income in 1999, has been reclassified to be included in selling, general and administrative expense. Amounts reclassified for the four quarters in 1999 were $1.4 million, $1.4 million, $1.6 million, and $2.0 million, respectively.
3. Amortization of goodwill, which was previously included in other income in 2000 and 1999, has been reclassified to be included in selling, general and administrative expense. Amounts reclassified for the four quarters in 2000 were $1.3 million, $1.3 million, $1.3 million, and $3.3 million, respectively. Amounts reclassified for the four quarters in 1999 were $1.4 million, $1.5 million, $1.3 million, and $1.2 million, respectively.

REPORT OF MANAGEMENT      REPORT OF INDEPENDENT AUDITORS TO THE SHAREHOLDERS 41
--------------------------------------------------------------------------------


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

     Although there are inherent limitations in the effectiveness of any system of internal controls, we believe our controls as of November 30, 2000 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.


/s/ Robert J. Lawless
ROBERT J. LAWLESS
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER


/s/ Francis A. Contino
FRANCIS A. CONTINO
EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER


/s/ Kenneth A. Kelly, Jr.
KENNETH A. KELLY, JR.
VICE PRESIDENT & CONTROLLER, CHIEF ACCOUNTING OFFICER



McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2000 and 1999 and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended November 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2000 in conformity with accounting principles generally accepted in the United States.

     As discussed in Note 7 to the financial statements, the Company changed its accounting method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense in 1999.


/s/ Ernst & Young LLP

Baltimore, Maryland
January 23, 2001

   42   HISTORICAL FINANCIAL SUMMARY
-------------------------------------------

(millions except per share data)          2000        1999        1998        1997        1996         1995        1994
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------
For the year
Net Sales                             $2,123.5    $2,006.9    $1,881.1    $1,801.0    $1,732.5     $1,691.1    $1,529.4
  Percent increase                         5.8%        6.7%        4.4%        4.0%        2.4%        10.6%        9.2%
Operating income                         225.0       170.1       182.1       170.5        92.6        171.7        86.7
Operating income
  excluding special charges              226.1       196.8       184.4       167.3       150.7        167.8       157.2
Income from unconsolidated
  operations                              18.1        13.4         6.2         7.7         5.6          2.1         7.9
Net income - continuing
  operations                             137.5        98.5       103.8        97.4        43.5         86.8        42.5
Net income (1) (7)                       137.5       103.3       103.8        98.4        41.9         97.5        61.2
------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE (2)
Earnings per share
  - assuming dilution (6)
    Continuing operations                $1.98       $1.36       $1.41       $1.29       $0.54        $1.07       $0.52
    Discontinued operations (1)              -           -           -        0.01        0.08         0.13        0.23
    Extraordinary item                       -           -           -           -       (0.10)           -           -
 Accounting change (3) (7)                   -        0.07           -           -           -            -           -
    Net earnings                         $1.98       $1.43       $1.41       $1.30       $0.52        $1.20       $0.75
Earnings per share
  - basic (1) (3) (6)                    $2.00       $1.45       $1.42       $1.30       $0.52        $1.20       $0.75
Common dividends declared (4)            $0.77       $0.70       $0.65       $0.61       $0.57        $0.53       $0.49
Market closing price - end
  of year                               $37.25      $32.06      $33.38      $26.50      $24.63       $23.63      $19.00
Book value per share                     $5.25       $5.43       $5.35       $5.31       $5.75        $6.39       $6.03
------------------------------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                          $1,659.9    $1,188.8    $1,259.1    $1,256.2    $1,326.6     $1,614.3    $1,555.7
Current debt                             551.9       100.6       163.6       121.3       108.9        297.3       214.0
Long-term debt                           160.2       241.4       250.4       276.5       291.2        349.1       374.3
Shareholders' equity                     359.3       382.4       388.1       393.1       450.0        519.3       490.0
Total capital                          1,071.4       724.4       802.1       790.9       850.1      1,165.7     1,078.3
------------------------------------------------------------------------------------------------------------------------
STATISTICS & RATIOS
Percentage of net sales
    Gross profit margin                   37.9%       35.7%       34.5%       34.9%       34.9%       34.5%        36.5%
    Operating income                      10.6%        8.5%        9.7%        9.5%        5.3%        10.2%        5.7%
    Net income - continuing
      operations                           6.5%        4.9%        5.5%        5.4%        2.5%         5.1%        2.8%
Effective tax rate                        35.8%       40.2%       36.0%       37.0%       38.7%        36.1%       40.5%
Depreciation and amortization            $61.3       $57.4       $54.8       $49.3       $63.8        $63.7       $62.5
Capital expenditures                     $53.6       $49.3       $54.8       $43.9       $74.7        $82.1       $87.7
Economic Value Added (EVA) (8)           $68.2       $42.3       $33.1       $23.4      $(44.6)           -           -
Return on equity                          39.4%       28.4%       27.7%       25.2%        8.6%        20.3%       12.8%
Debt-to-total-capital                     66.5%       47.2%       51.6%       50.3%       47.1%        55.5%       54.6%
Dividend payout ratio (5)                 38.2%       38.0%       44.8%       47.6%       50.5%        44.4%       36.4%
Average shares outstanding
    Basic                                 68.8        71.4        73.3        75.7        80.6         81.2        81.2
    Assuming dilution                     69.6        72.0        73.8        75.9        80.7         81.3        81.6
------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------


(millions except per share data)            1993         1992        1991        1990
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------
For the year
Net Sales                               $1,400.9     $1,323.9    $1,276.3    $1,166.2
  Percent increase                           5.8%         3.7%        9.4%        5.0%
Operating income                           143.2        122.9       100.1        87.2
Operating income
  excluding special charges                143.2        122.9       100.1        87.2
Income from unconsolidated
  operations                                10.3          9.9         8.8         3.7
Net income - continuing
  operations                                82.9         73.6        60.4        51.8
Net income (1) (7)                          73.1         95.2        80.9        69.4
---------------------------------------------------------------------------------------
PER COMMON SHARE (2)
Earnings per share
  - assuming dilution (6)
    Continuing operations                  $1.01        $0.90       $0.73       $0.62
    Discontinued operations (1)             0.21         0.26        0.25        0.21
    Extraordinary item                         -            -           -           -
 Accounting change (3) (7)                 (0.33)           -           -           -
    Net earnings                           $0.89        $1.16       $0.98       $0.83
Earnings per share
  - basic (1) (3) (6)                      $0.90        $1.19       $1.01       $0.86
Common dividends declared (4)              $0.45        $0.40       $0.31       $0.24
Market closing price - end
  of year                                 $23.25       $28.50      $20.63      $11.50
Book value per share                       $5.70        $5.45       $4.88       $4.56
---------------------------------------------------------------------------------------
AT YEAR END
Total assets                            $1,313.2     $1,130.9    $1,037.4      $946.9
Current debt                                84.7        122.6        78.2        30.4
Long-term debt                             346.4        201.0       207.6       211.5
Shareholders' equity                       466.8        437.9       389.2       364.4
Total capital                              761.5        897.9       675.0       606.3
---------------------------------------------------------------------------------------
STATISTICS & RATIOS
Percentage of net sales
    Gross profit margin                     38.5%        38.9%        36.9%       36.0%
    Operating income                        10.2%         9.3%        7.8%        7.5%
    Net income - continuing
      operations                             5.9%         5.6%        4.7%        4.4%
Effective tax rate                          41.4%        39.4%       38.4%       38.0%
Depreciation and amortization              $50.5        $43.8       $40.5       $36.6
Capital expenditures                       $76.1        $79.3       $73.0       $58.4
Economic Value Added (EVA) (8)                 -            -           -           -
Return on equity                            17.0%        23.3%       21.8%       20.4%
Debt-to-total-capital                       48.0%        42.5%       42.3%       39.9%
Dividend payout ratio (5)                   36.1%        32.8%       28.6%       28.9%
Average shares outstanding
    Basic                                   80.8         80.1        80.0        80.9
    Assuming dilution                       81.8         81.9        82.4        83.7
---------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------

(1) THE COMPANY DISPOSED OF BOTH GILROY FOODS, INCORPORATED AND GILROY ENERGY COMPANY, INC. IN 1996.
(2) ALL SHARE DATA ADJUSTED FOR 2-FOR-1 STOCK SPLITS IN JANUARY 1992 AND JANUARY 1990.
(3) IN 1993, THE COMPANY ADOPTED SFAS NO. 106, "EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS."
(4) INCLUDES FOURTH QUARTER DIVIDENDS WHICH WERE DECLARED IN DECEMBER FOLLOWING THE CLOSE OF EACH FISCAL YEAR.
(5) DOES NOT INCLUDE GAINS OR LOSSES ON SALES OF DISCONTINUED OPERATIONS, CUMULATIVE EFFECTS OF ACCOUNTING CHANGES, SPECIAL CHARGES (CREDITS) AND EXTRAORDINARY ITEMS.
(6) IN 1998, THE COMPANY ADOPTED SFAS NO. 128, "EARNINGS PER SHARE" AND PRIOR YEARS' EARNINGS PER SHARE HAVE BEEN RESTATED.
(7) IN 1999, THE COMPANY CHANGED ITS ACTUARIAL METHOD FOR COMPUTING PENSION EXPENSE. THE ACCOUNTING CHANGE RESULTED IN A $4.8 AFTER-TAX ADJUSTMENT.
(8)  THE COMPANY BEGAN REPORTING EVA IN THE 1996 ANNUAL REPORT.

                                                       McCORMICK WORLDWIDE 43
                                                    ---------------------------

U.S.A.                                       OUTSIDE U.S.A.

CONSOLIDATED OPERATING UNITS                 CONSOLIDATED OPERATING UNITS                      McCORMICK PESA, S.A. DE C.V.
                                                                                               Mexico City, Mexico
FOOD SERVICE DIVISION                        DESSERT PRODUCTS INTERNATIONAL, S.A.S. (51%)      Lazaro Gonzalez
Hunt Valley, Maryland                        Carpentras, France                                MANAGING DIRECTOR
Charles T. Langmead                          Thierry Henault
VICE PRESIDENT & GENERAL MANAGER             PRESIDENT DIRECTEUR GENERAL                       McCORMICK S.A.
                                                                                               Regensdorf Z.H., Switzerland
FRITO WORLDWIDE DIVISION                     DUCROS, S.A.S.                                    Michael R. Smith
Hunt Valley, Maryland                        Carpentras, France                                MANAGING DIRECTOR
Andrew Fetzek, Jr.                           Thierry Henault
VICE PRESIDENT & GENERAL MANAGER             PRESIDENT DIRECTEUR GENERAL                       McCORMICK (U.K.) LIMITED
                                                                                               Haddenham, England
GLOBAL RESTAURANT DIVISION                   LA CIE McCORMICK CANADA CO.                       John C. Molan
Hunt Valley, Maryland                        London, Ontario, Canada                           MANAGING DIRECTOR
Paul C. Beard                                Mark T. Timbie
VICE PRESIDENT & GENERAL MANAGER             PRESIDENT                                                 McCORMICK FOODSERVICE
                                                                                                             LIMITED
McCORMICK FLAVOR DIVISION                    McCORMICK DE CENTRO AMERICA,                              Haddenham, England
Hunt Valley, Maryland                                S.A. DE C.V.                                      Michael R. Smith
Randal M. Hoff                               San Salvador, El Salvador                                 MANAGING DIRECTOR
VICE PRESIDENT & GENERAL MANAGER             Arduino Bianchi
                                             MANAGING DIRECTOR                                 OY McCORMICK AB
U.S. CONSUMER PRODUCTS DIVISION                                                                Helsinki, Finland
Hunt Valley, Maryland                        McCORMICK FLAVOUR GROUP                           Risto J. Maila
Robert W. Schroeder                          Haddenham, England                                MANAGING DIRECTOR
PRESIDENT, U.S. CONSUMER FOODS               James M. Morrisroe
                                             MANAGING DIRECTOR                                 SHANGHAI McCORMICK FOODS
McCORMICK PACKAGING GROUP                                                                              COMPANY, LIMITED (90%)
Donald E. Parodi                                     McCORMICK GLENTHAM (PTY)                  Shanghai, People's Republic of China
VICE PRESIDENT                                              LIMITED                            Victor K. Sy
                                                     Midrand, South Africa                     PRESIDENT
        SETCO, INC.                                  Jonathan P. Eales
        Anaheim, California                          MANAGING DIRECTOR                         AFFILIATES OUTSIDE THE U.S.A.
        Donald E. Parodi
        PRESIDENT                            McCORMICK FOODS AUSTRALIA                         AVT-McCORMICK INGREDIENTS
                                                     PTY. LTD.                                         LIMITED (50%)
        TUBED PRODUCTS, INC.                 Clayton, Victoria, Australia                      Cochin, India
        Easthampton, Massachusetts           Timothy J. Large
        Stephen J. Rafter                    MANAGING DIRECTOR                                 McCORMICK DE MEXICO,
        PRESIDENT                                                                                      S.A. DE C.V. (50%)
                                             McCORMICK GLOBAL INGREDIENTS                      Mexico City, Mexico
U.S.A. AFFILIATES                                    LIMITED
                                             Grand Cayman, Cayman Islands                      McCORMICK KUTAS FOOD SERVICE
McCORMICK FRESH HERBS, L.L.C (50%)           Albert F. Goetze, III                                     LTD. (50%)
Commerce, California                         MANAGING DIRECTOR                                 Haddenham, England

SIGNATURE BRANDS, L.L.C. (50%)               McCORMICK (GUANGZHOU) FOOD                        McCORMICK-LION LIMITED (49%)
Ocala, Florida                                       COMPANY, LIMITED.                         Tokyo, Japan
                                             Guangzhou, People's Republic of China
SUPHERB FARMS (50%)                          Victor K. Sy                                      McCORMICK PHILIPPINES, INC. (50%)
Turlock, California                          MANAGING DIRECTOR                                 Manila, Philippines

                                             McCORMICK INGREDIENTS                             P.T. SUMATERA TROPICAL SPICES (30%)
                                                     SOUTHEAST ASIA PRIVATE LIMITED            Padang, Sumatera, Indonesia
                                             Jurong, Republic of Singapore
                                             Russell Eves                                      STANGE (JAPAN) K.K. (50%)
                                             MANAGING DIRECTOR                                 Tokyo, Japan

   44   INVESTOR INFORMATION
--------------------------------------

McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301
www.mccormick.com

STOCK INFORMATION

New York Stock Exchange
Symbol: MKC

[LOGO]

STOCK DIVIDEND DATES - 2001

RECORD DATE     PAYMENT DATE
04/02/01        04/12/01
06/29/01        07/12/01
09/28/01        10/11/01
12/31/01        01/22/02

There were approximately 11,000 shareholders of record, approximately 4,000 holders in McCormick's 401(k) plan for employees, and an estimated 15,000 "street-name" beneficial holders whose shares are held in names other than their own, for example, in brokerage accounts.

INVESTOR INQUIRIES

To obtain without cost a copy of the annual report filed with the Securities & Exchange Commission (SEC) on Form 10-K, contact the Treasurer's Office at the Corporate address or contact the SEC web site:

     www.sec.gov

     For general questions about McCormick or information in the annual or quarterly reports, contact the Treasurer's Office at the Corporate address or telephone:

     Report ordering:
        (800) 424-5855 or (410) 771-7537
     Analysts' inquiries:
        (410) 771-7244

     Another source of McCormick information is located on the Internet. Our web site is www.mccormick.com

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A., Shareowner Services,
161 North Concord Exchange Street,
South St. Paul, MN 55075-1139

     (800) 468-9716, or
     www.wellsfargo.com/com/shareowner_services

INVESTOR SERVICES PLAN

The Company offers an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock through the Company, place stock certificates into book-entry safekeeping and sell book-entry shares through the Company. Individuals who are not current shareholders may purchase their initial shares directly from the Company. All transactions are subject to limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

     (800) 468-9716

MISSING OR DESTROYED CERTIFICATES OR CHECKS

Shareholders whose certificates or dividend checks are missing or destroyed should notify Wells Fargo Shareowner Services immediately so that a "stop" may be placed on the old certificate or check and a new certificate or check may be issued.

ADDRESS CHANGE

Shareholders should advise Wells Fargo Shareowner
Services immediately of any change in address. Please include the old address and the new address. All changes of address must be submitted in writing.

MULTIPLE DIVIDEND CHECKS AND DUPLICATE MAILINGS

Some shareholders hold their stock in different but similar names (for example, as John Q. Doe and J. Q. Doe). When this occurs, it is necessary to create a separate account for each name. Even though the mailing addresses are the same, we are required to mail separate dividend checks and annual and quarterly reports for each account.

     We encourage shareholders to eliminate multiple dividend checks and mailings by contacting Wells Fargo Shareowner Services and requesting an account consolidation.

     Shareholders who want to eliminate duplicate mailings but still receive multiple dividend checks and proxy material may do so by contacting Wells Fargo Shareowner Services.

TRADEMARKS

Use of -Registered Trademark- or -TM- in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

This report is printed on recyclable paper.
The people in this report's photographs are employees and their families. Adler Design Group designed this year's report.

                                                     DIRECTORS AND OFFICERS 45
                                                    ---------------------------

BOARD OF DIRECTORS                           CORPORATE OFFICERS

Executive Committee of the Board             Robert J. Lawless                                 Christopher J. Kurtzman
     Robert J. Lawless                       CHAIRMAN, PRESIDENT &                             VICE PRESIDENT & TREASURER
     Francis A. Contino                           CHIEF EXECUTIVE OFFICER
     Robert G. Davey                                                                           Roger T. Lawrence
     Carroll D. Nordhoff                     Susan L. Abbott                                   VICE PRESIDENT - QUALITY
                                             VICE PRESIDENT - REGULATORY &                          ASSURANCE
Barry H. Beracha *                                ENVIRONMENTAL AFFAIRS
CHAIRMAN OF THE BOARD &                                                                        C. Robert Miller, II
     CHIEF EXECUTIVE OFFICER                 J. Allan Anderson                                 VICE PRESIDENT - MANAGEMENT
     THE EARTHGRAINS COMPANY                 SENIOR VICE PRESIDENT                                  INFORMATION SYSTEMS

James T. Brady +                             Allen M. Barrett, Jr.                             Carroll D. Nordhoff
MANAGING DIRECTOR, MID-ATLANTIC              VICE PRESIDENT - CORPORATE                        EXECUTIVE VICE PRESIDENT
     BALLANTRAE INTERNATIONAL, LTD.               COMMUNICATIONS
                                                                                               Robert W. Skelton
Edward S. Dunn, Jr. *                        Francis A. Contino                                VICE PRESIDENT, GENERAL
C.J. MCNUTT, CHAIR                           EXECUTIVE VICE PRESIDENT &                             COUNSEL & SECRETARY
     ERIVAN K. HAUB SCHOOL OF BUSINESS            CHIEF FINANCIAL OFFICER
     SAINT JOSEPH'S UNIVERSITY                                                                 Gordon M. Stetz, Jr.
                                             Robert G. Davey                                   VICE PRESIDENT - ACQUISITIONS
Dr. Freeman A. Hrabowski, III + *            PRESIDENT - GLOBAL INDUSTRIAL GROUP                    & FINANCIAL PLANNING
PRESIDENT
     UNIVERSITY OF MARYLAND                  Stephen J. Donohue                                Karen D. Weatherholtz
     BALTIMORE COUNTY                        VICE PRESIDENT - STRATEGIC SOURCING               SENIOR VICE PRESIDENT -
                                                                                                    HUMAN RELATIONS
John C. Molan                                Dr. Hamed Faridi
PRESIDENT, EUROPE, MIDDLE EAST & AFRICA      VICE PRESIDENT -                                  Jeryl Wolfe
                                                  RESEARCH & DEVELOPMENT                       VICE PRESIDENT -
Robert W. Schroeder                                                                                 GLOBAL BUSINESS SOLUTIONS
PRESIDENT, U.S. CONSUMER FOODS               H. Grey Goode, Jr.
                                             VICE PRESIDENT - TAXES                            Joyce L. Brooks
William E. Stevens + *                                                                         ASSISTANT TREASURER -
CHAIRMAN AND CHIEF EXECUTIVE OFFICER         Randall B. Jensen                                      FINANCIAL SERVICES
     WESMARK GROUP                           VICE PRESIDENT - OPERATIONS RESOURCES
                                                                                               W. Geoffrey Carpenter
Karen D. Weatherholtz                        Kenneth A. Kelly, Jr.                             ASSOCIATE GENERAL COUNSEL &
SENIOR VICE PRESIDENT - HUMAN RELATIONS      VICE PRESIDENT & CONTROLLER                            ASSISTANT SECRETARY

                                                                                               David P. Smith
                                                                                               ASSISTANT TREASURER

                                                                                               J. Gregory Yawman
                                                                                               ASSOCIATE COUNSEL &
                                                                                                    ASSISTANT SECRETARY



                                                                                               + AUDIT COMMITTEE MEMBER
                                                                                               * COMPENSATION COMMITTEE MEMBER






                                    [PHOTO]                                                    (shown l/r front)
                                                                                               Hrabowski, Dunn, Weatherholtz,
                                                                                               Contino; (middle) Lawless,
                                                                                               Molan, Stevens, Beracha;
                                                                                               (back) Nordhoff, Davey,
                                                                                               Schroeder, Brady

                                    [PHOTO]





                                     [LOGO]