Form 10-K, Exhibit 13
period 2001-11-30
MCCORMICK & CO INC
filed 2002-02-19
CIK 63754

                             People Products Growth
           [McCORMICK LOGO] McCORMICK & COMPANY 2001 ANNUAL REPORT

CONTENTS

1    Letter to Shareholders
5    Financial Highlights
6    Report on Operations
20   A Spirit of Community
22   Management's Discussion and Analysis
31   Historical Financial Summary
32   Report of Management
32   Report of Independent Auditors
33   Consolidated Statement of Income
34   Consolidated Balance Sheet
35   Consolidated Statement of Cash Flows
36   Consolidated Statement of Shareholders' Equity
37   Notes to Consolidated Financial Statements
46   McCormick Worldwide
47   Investor Information
48   Corporate Officers
49   Board of Directors

OUR MISSION
The primary mission of McCormick & Company is to profitably expand its worldwide leadership position in the spice, seasoning and flavoring markets.

COMPANY DESCRIPTION
McCormick is the global leader in the manufacture, marketing and distribution of spices, seasonings and flavors to the entire food industry. Customers range from retail outlets and food service providers to food processing businesses. In addition, our packaging group manufactures and markets plastic bottles and tubes for the food, personal care and other industries. Founded in 1889 and built on a culture of Multiple Management, McCormick has approximately 8,400 employees.

ANNUAL MEETING
The annual meeting will be held at 10 a.m., Wednesday, March 20, 2002, at Marriott's Hunt Valley Inn, 245 Shawan Road (EXIT 20A OFF I-83 NORTH OF BALTIMORE), Hunt Valley, Maryland 21031.

CHINESE FIVE-SPICE
Centuries ago in China, it was believed that the universe was composed of a fine balance of five elements: water, metal, wood, fire and earth. This notion of balance resonated throughout many aspects of Chinese life, including cooking. Chinese Five-Spice embodies this philosophy as it balances equal parts anise, Szechuan peppercorn, cinnamon, cloves and fennel seed into a blend that is pungent, fragrant, hot and slightly sweet - all at once. This year's annual report is scented with Chinese Five-Spice.

LETTER TO SHAREHOLDERS

                          TOTAL SHAREHOLDER RETURN
                             Includes Dividends
                                   [GRAPH]


                  MKC               S&P FOOD          S&P 500
                ----------------------------------------------
1 year            18.29%              3.13%             -12.24%
3 year            11.30%             -0.69%               0.16%
10 year            9.94%             10.43%              14.04%


Fiscal 2001 was a year of success and achievement for McCormick. We continued our solid financial performance, with four more quarters of strong sales and outstanding earnings growth. We successfully integrated Ducros, our largest acquisition ever. Our strategies for growth generated strong momentum. And, most importantly, we provided our shareholders with a solid return on their investment.

    During 2001, in the midst of a softening global economy, the world was struck by the tragic events of September 11th. All of us at McCormick are saddened at the loss of so many lives and extend our sympathy to the many families affected by the attacks. These events resulted in severe financial problems in many industries, and a marked downturn in worldwide economic growth and stability. While our financial results were not significantly impacted, we operate today in a less certain environment.

    Despite the uncertainty, we have no doubt that we will continue to move forward. Many factors have combined to give us a strong foundation for growth, but three in particular stand out: the talents and dedication of our employees; the loyalty and confidence of our many customers around the world; and the support of shareholders who believe in the Company.

SOLID FINANCIAL PERFORMANCE

As shown on page 5, net sales in 2001 rose 12%, gross profit margin reached 41%, and earnings per share, excluding special charges, increased 11%. This financial performance was among the best in the food industry. We also improved our debt-to-total-capital from a year earlier and raised our quarterly dividend by 5%. Our dividend, combined with our higher stock price at year-end, provided a total return to shareholders of 18% for the year.

    Including fiscal 2001, McCormick has now achieved:

o 12 consecutive quarters of meeting or exceeding Wall Street earnings estimates

o        Five consecutive years of increased economic value added

o 15 consecutive years of dividend increases (and 77 consecutive years of dividend payments)

    While the year 2001 was another record year for McCormick, the U.S. and global economies did not fare as well. Recognizing that we are not immune to the impact of these difficult financial times on our customers and consumers, the Company formalized a plan to more rapidly streamline its operations to meet the challenges that we and all companies will face in 2002 and beyond. A more complete description can be found on pages 27 and 28.

SEGMENT RESULTS

The consumer business achieved continued growth in sales volume and profitability. We increased sales of our branded products through effective promotion, advertising and merchandising and through the introduction of new products. In the U.S., we relaunched our gourmet product line to improve our competitive position. In France, we strengthened same-store sales by implementing a new merchandising system. And in China, we continued to penetrate new cities to expand the availability of the McCormick brand.

    Our industrial business had an excellent year. We developed the flavors for several successful new product launches for our restaurant and snack food customers. Sales of U.S. snack seasonings grew 12%. With a 21% increase in 2001 sales, China now accounts for 4% of sales for this segment. Once again, our profit margins improved as we sold more value-added, technically superior products.

    In 2001, our packaging business was impacted by the softening economy which caused a dramatic decline in demand for many of our customers' products, particularly in the personal care industry. We have taken appropriate actions to adjust our cost structure to the lower demand. We are also vigorously pursuing new business with targeted accounts.

KEY AREAS OF FOCUS IN 2001

We focused our resources on three primary initiatives in 2001: Ducros, Beyond 2000 (B2K) and new product innovation.

    In August 2000, we acquired Ducros S.A., the leading spice business in Europe. Ducros was the largest acquisition in the history of the Company, and a successful integration was essential. At the time of the acquisition, we determined that a realignment of our manufacturing facilities in France and the U.K. would provide greater efficiency and reduce costs. Today, consumer products for the European market are manufactured primarily in our facilities in France, while industrial production is located in the U.K. Projects to improve procurement and other functions are under way and will yield further cost reductions. We are pleased with the progress of the integration and the financial results for Ducros in 2001. As we move forward, we are approaching Europe as an integrated market. Our prospects for future growth in this market are excellent.

    B2K is a global initiative designed to improve our business processes and support those processes with state-of-the-art information technology. Through B2K we will link different parts of our business with an integrated system, provide broader access to information, standardize processes and empower our employees. We have put together a team of more than 200 employees and consultants who are working full-time to ensure a successful outcome. Following extensive training of employees, two of our operating units will begin to use the new technology and processes in mid-year 2002. Other major operating units will adopt B2K

BOB LAWLESS WITH ROD GORDON, PLANT MANAGER OF McCORMICK'S HUNT VALLEY PLANT

                                    [photo]
processes over the following two years. We are excited about the increased efficiencies and deeper business knowledge that will result from this effort. B2K creates a platform for future profit improvement, better working capital management and enhanced relationships with our trading partners on a global scale.

    Product innovation at McCormick begins with the identification of consumer trends and interests. We track the latest flavors and most popular dishes. We even examine food preparation and cooking methods. Taste is paramount. A PARADE MAGAZINE survey, published in November 2001, reported that 82% of consumers say that taste - not cost - determines which foods they purchase and prepare. Our ability to identify flavors that consumers prefer benefits both our consumer and industrial businesses. In 2001, 11% of our net sales came from new products developed in the last three years.


CREATING MOMENTUM

An important source of our success is our growth strategy, which creates the momentum needed to continue moving McCormick forward. This strategy focuses on four objectives:

o        improve margins in every segment

o        deliver preferred flavors

o        partner with customers to grow both sales and profits

o        invest in acquisitions

    Margin improvement is a key driver of our success. After falling to a low of 34.5% in 1998, gross profit margin has risen steadily, reaching a record 40.9% in 2001. We have accomplished this improvement by increasing sales of higher-margin, value-added products. We also have reduced costs - through customer and product segmentation; lower-cost procurement of materials and services on a more global basis; use of trading exchanges in areas such as logistics; and vigilance in expense containment. B2K will enable us to further increase gross profit and operating profit margins over the next several years. Besides leading to higher earnings, margin improvement through B2K and other initiatives will provide the funds for future investment in new product development, brand marketing and acquisitions.

    We recently coined the phrase "consumer-preferred flavors." The phrase sums up our ability to identify and deliver flavors that consumers like best, and it applies to both our consumer and industrial businesses. In our consumer business, this ability guides our investment in new products and in existing products that have the potential for future growth. In our industrial business, we expand our flavor ability through our Technical Innovation Center. While our sensory capabilities are already well recognized and among the best in the industry, we have been investing in staff, equipment and facilities at the Center to make them even better.

    In our consumer business, we form sales-based supply contracts with our customers in several key markets. These agreements reinforce our position as category leader and make higher sales a shared objective. In our industrial business, we have built many long-term relationships in which we play an increasingly important role in developing the next blockbuster snack seasoning, sandwich sauce or beverage flavor. Across all of our businesses, we have the skills, determination, market knowledge and resources to create partnerships in which McCormick and its customers can enjoy success.

OUR CORE VALUES

-----------------------------------
WE BELIEVE...

OUR PEOPLE ARE THE MOST IMPORTANT
INGREDIENT OF OUR SUCCESS.

OUR TOP PRIORITY IS TO CONTINUOUSLY
ADD VALUE FOR OUR SHAREHOLDERS.

CUSTOMERS ARE THE REASON WE EXIST.

OUR BUSINESS MUST BE CONDUCTED
HONESTLY AND ETHICALLY.

THE BEST WAY TO ACHIEVE OUR GOALS
IS THROUGH TEAMWORK.

    Acquisitions remain an important component of our growth strategy. We currently see many opportunities to acquire a brand or product or add a technical capability that will build our leadership position in our categories. We are actively reviewing such opportunities.

    In all aspects of our growth strategy, effective execution is key. We recognize this reality and are supporting our strategy with sound programs that are well-defined and measurable.

MANAGEMENT CHANGES

During the past year, we elected a new Board member: Dr. Michael Fitzpatrick, President and Chief Operating Officer of Rohm and Haas Company. Two corporate officers retired: Al Anderson, Senior Vice President, in April 2001; and Randy Jensen, Vice President - Operations Resources, in January 2002. We thank Al and Randy for their years of service and their contributions to the prosperity of our Company. Mike Navarre was named Vice President - Operations.

A POSITIVE OUTLOOK

Interest in flavors continues to expand, and flavors are the essence of what McCormick delivers. Our portfolio of strong brands and industrial products has created a platform for continuous growth through internal product development and acquisitions. As we optimize our supply chain, we are generating higher earnings and providing funds for future investment. Our employees contribute to the favorable outlook as well. They are among the most talented in the industry, and our emphasis on continued professional development helps them maintain that edge.

    We believe it is important to communicate to our shareholders our specific financial objectives for the coming year. Our goals for 2002 include sales growth of 4-6%, consistent with our long-term objective for annual sales growth. We also expect to increase earnings per share 9-11%, slightly below our long-term objective of 10-12% per year. We have moderated our expectations for the current year as a result of a less certain economic outlook, the anticipation of higher expenses including benefit costs, and our commitment to continue our investment in B2K, brand marketing and other growth initiatives.

    We all know that competition is fierce, but we wouldn't have it any other way. Tough competition requires ongoing improvement - higher levels of research and development, better systems and processes and investment in continuous training. We have responded in all these areas. We have also worked hard to build long-term relationships with prominent customers. We believe we have the right strategy for growth and the ability to achieve superior financial performance.

    I am proud of our Company and have the utmost confidence in our ability to deliver increased value to McCormick shareholders.

/S/ ROBERT J. LAWLESS
ROBERT J. LAWLESS, CHAIRMAN, PRESIDENT & CEO

FINANCIAL HIGHLIGHTS


FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS EXCEPT PER SHARE DATA)
-----------------------------------------------------------------------------------------
                                                           2001         2000     % change
-----------------------------------------------------------------------------------------
AS REPORTED:
     Net sales                                        $   2,372.3   $   2,123.5     11.7%
     Gross profit margin                                     40.9 %        37.9 %
     Operating income                                 $     240.6   $     225.0      6.9%
     Net income                                             146.6         137.5      6.6%
     Earnings per share - assuming dilution                   2.09          1.98     5.6%

     Dividends paid per share                         $        .80  $        .76     5.3%
     Market price per share - close                          43.00         37.25    15.4%
     Average shares outstanding - assuming dilution          70.1          69.6       .7%
----------------------------------------------------------------------------------------
OTHER PERFORMANCE MEASURES:
----------------------------------------------------------------------------------------
Excluding special charges:
     Gross profit margin                                     41.0 %        37.9%
     Operating income                                 $     252.3   $     226.1     11.6%
     Net income                                             154.3         138.3     11.6%
     Earnings per share - assuming dilution                   2.20          1.99    10.6%
Economic value added (EVA)                                   78.7          68.2     15.4%
----------------------------------------------------------------------------------------

See page 22 for definition of "Other Performance Measures."

                                  NET SALES
                                 IN BILLIONS

           1997           1998         1999          2000          2001
           -------------------------------------------------------------
           1,801.0        1,881.1      2,006.9       2,123.5      2,372.3

                             EARNINGS PER SHARE -
                              ASSUMING DILUTION

           1997           1998         1999          2000          2001
           -------------------------------------------------------------
             $1.30          $1.41        $1.43        $1.98        $2.09


                             ECONOMIC VALUE ADDED
                                 IN MILLIONS

           1997           1998         1999          2000          2001
           -------------------------------------------------------------
             23.4           33.1          42.3        68.2          78.7

REPORT ON OPERATIONS

RECORD SALES & PROFITS

As in previous years, the Company in 2001, set specific financial goals for net sales, gross profit margin and earnings per share. The goals are shown in the table below.

    Net sales growth was 11.7%. Excluding the impact of foreign exchange, sales increased 13.2%. When the incremental sales from Ducros in the first three quarters is also excluded, the increase achieved was 3.8%. Foreign exchange in 2001 was primarily impacted by currencies in the U.K., France, Australia and Canada. Higher volumes were the primary driver of sales growth, with a lower contribution from product mix and pricing.

    Sales rose 20.3% in our consumer business due to the addition of Ducros and growth in many primary markets. In the industrial business, sales increased 4.8% with gains from Ducros and key customer groups - restaurants, warehouse clubs and food processors. Our packaging business experienced softness in the second half of 2001, when its cosmetic and personal care customers experienced reduced demand for their products. Packaging sales for the year increased 0.9%.

    Gross profit margin has exceeded our targets for three years in a row. The 2001 gross profit margin was 40.9%, an increase of 300 basis points over the 37.9% gross profit margin achieved in 2000. Approximately two-thirds of this improvement was due to the acquisition of Ducros, which has a higher gross profit margin (offset in part by higher operating expenses). Since 1998, we have increased gross profit margin by 640 basis points. We have achieved the bulk of this increase through cost reduction initiatives and a shift in product mix to more value-added, higher-margin products. Cost reduction initiatives under way include procurement on a more global basis, supplier rationalization, effective customer and product segmentation, capital expenditures to improve efficiencies, and careful control of expenses. The shift to more value-added, higher-margin products has been aided by the acquisition of Ducros and the introduction of successful new products in our industrial business.

    At the end of 2001, we identified several actions that would streamline operations and improve profitability. Accordingly, we recorded special charges of $11.7 million in the fourth quarter. We expect to

                                    GOAL     ACHIEVED
    -------------------------------------------------
    Net Sales Growth               12-14%   13.2% (1)
    Gross Profit Margin               40%   41.0% (2)
    Earnings Per Share Growth       8-10%   10.6% (2)

     (1) EXCLUDES THE EFFECT OF FOREIGN CURRENCY EXCHANGE.
     (2) EXCLUDES SPECIAL CHARGES. SEE FINANCIAL HIGHLIGHTS ON PAGE 5.

                             GROSS PROFIT MARGIN

           1997           1998         1999          2000          2001
           -------------------------------------------------------------
Goals                                    35.5%         36.7%        40.0%
Actual      34.9%         34.5%          35.7%         37.9%        40.9%



McCORMICK HAS EXCEEDED ITS GOAL FOR GROSS PROFIT MARGIN IMPROVEMENT IN EACH OF THE LAST THREE YEARS

                                  BEYOND 2000:
                                FUEL FOR GROWTH

Beyond 2000 (B2K) is a global initiative designed to improve our business processes and support those processes with state-of-the-art information technology.

B2K will improve profitability and allow us to invest in programs to grow sales and margins. It is our "fuel for growth."

To ensure a successful outcome, McCormick has more than 200 key employees and consultants dedicated to this effort. The Company is providing the necessary capital for the project and also ample time, spreading the implementation of B2K over several years.

Employees like Denise Layfield are full-time members of the B2K team. Denise has built an expertise in production and logistics during her 25-year career at McCormick.

"The change in processes and technology from B2K will provide the infrastructure and tools to optimize our supply chain, reducing cost and improving inventory efficiency."

DENISE LAYFIELD, DIRECTOR - SUPPLY CHAIN STRATEGY      [PHOTO]

DENISE IS WORKING WITH BOTH McCORMICK EMPLOYEES AND CONSULTANTS ON B2K TO IMPROVE PROCESSES AND INCREASE PROFITABILITY.

record an additional $20.9 million of charges in 2002. These charges relate to costs associated with the streamlining actions, which include facility consolidations, other workforce reductions and reorganization of several joint ventures.

    The fourth quarter of 2001 was our 12th consecutive quarter of meeting or exceeding Wall Street estimates for earnings per share. As projected early in 2001, the Ducros acquisition resulted in 10(cent) dilution per share. Excluding the impact of special charges, earnings per share increased 10.6% for the year. The strong gain in earnings was due to the increases in sales and gross profit margin as well as a lower tax rate, lower interest rates and outstanding results from our unconsolidated operations. These improvements also enabled us to fund initiatives such as B2K.

    We achieved improvements in other key financial measures as well. We reduced our debt-to-total-capital ratio to 58.3% at November 30, 2001, from 65.8% a year earlier. We expect to reach a 45-55% level early in 2003, although future acquisitions could alter this projection. Economic value added (EVA) for 2001 rose to $78.7 million from $68.2 million in 2000.

PROMISING GROWTH PROSPECTS

The Company's strategies for growing sales include promoting existing brands and introducing new products. We focus our marketing resources on those branded products that offer convenience and taste. This approach has resulted in sales gains of over 20% on certain product lines. We also apply our superior sensory capabilities to develop and deliver consumer-preferred flavors. This is

WE RELAUNCHED OUR CONSUMER WEB SITE AT WWW.MCCORMICK.COM IN 2001. IN ADDITION TO OUR LARGE RECIPE DATABASE AND EXTENSIVE PRODUCT INFORMATION, OUR WEB SITE OFFERS INTERACTIVE FEATURES SUCH AS E-MAIL NEWSLETTERS, PERSONALIZED RECIPE RECOMMENDATIONS, SWEEPSTAKES AND BULLETIN BOARDS ON SEASONAL TOPICS. CONSUMER REACTION HAS BEEN VERY FAVORABLE. WITH THE DRAMATIC GROWTH IN OUR SITE TRAFFIC AND EXPANDED CONSUMER DATABASE, WE HAVE IMPROVED OUR ABILITY TO COMMUNICATE WITH CONSUMERS IN A TARGETED, PERSONALIZED WAY.

[graphic]

2001 NET SALES

Spices & Herbs           37%
Value-Added              63%


MORE THAN 60% OF SALES IN 2001 WERE VALUE-ADDED PRODUCTS.

                                    DUCROS:
                             A PLATFORM FOR GROWTH

In August 2000, McCormick acquired Ducros S.A., the number one consumer spice and herb company in Europe and the second largest spice company worldwide.

This was the largest acquisition in the history of the Company. The objective was to create a platform for growth in Europe, and a successful integration was a top priority in 2001.

Through five quarters, the financial results of Ducros have met expectations and the integration has proceeded well. Manufacturing facilities have been realigned, with production centered in France for consumer products and in the U.K. for industrial products.

Vital to this particular effort was Hubert Lacote, a Ducros employee responsible for the packaging engineering during the realignment of plants.

"We at Ducros are pleased to be fully participating in projects such as the plant realignment, as well as the ongoing, daily operation of the business."

HUBERT LACOTE, ENGINEERING MANAGER

HUBERT WORKED WITH OTHER EMPLOYEES IN FRANCE AND THE U.K. TO REALIGN OUR EUROPEAN PRODUCTION FACILITIES IN 2001. AS A RESULT OF THEIR EFFORTS, WE HAVE INCREASED EFFICIENCY AND ARE WELL-POSITIONED TO SUPPLY OUR CUSTOMERS.


                                 [photo]
particularly important in our industrial business, where our customers are actively seeking new flavors for their products. In Europe, the addition of Ducros has created a platform for sales growth. And in China, we are growing with our industrial customers and moving into additional regions to supply our branded products to consumers. With these varied opportunities for growth, we expect to achieve long-term annual sales increases of 4-6% with increased volume of current products, the addition of new products, success in new distribution and pricing actions.

    Gross profit margin will continue to rise as we introduce more value-added, higher-margin products into our product mix. In the supply chain area, we have accelerated our global approach to procurement across our worldwide businesses, and have begun other initiatives to improve our efficiency internally and also externally with customers and suppliers. Across all of our operations, we will continue to be vigilant in controlling expenses.

    One of our greatest opportunities for margin gains lies in a strategic initiative we call Beyond 2000 (B2K). Begun in late 1999, B2K is a global program of business process improvement enabled by state-of-the-art information technology. This program will optimize our supply chain, reengineer our back office processes, strengthen our product development and extend collaboration with our trading partners. Two of our operating units will begin to use the new technology and processes in mid-year 2002. Other major operating units will convert over the following two years. B2K will not only enhance our ability to deliver profitable growth and optimize working capital, but will also create the eBusiness capabilities that our world-class customers will require.

    We are confident that these initiatives will enable us to increase gross profit and operating profit margins further. For 2002, our objective is to increase gross profit margin by 50-75 basis points.

    Long-term, we expect the increases in sales and profit margin to grow annual earnings per share by 10-12%. Our goal in 2002 is to increase earnings per share (excluding special charges) by 9-11%. We have lowered the objective for 2002, in anticipation of incremental costs associated with the implementation of B2K and due to the state of the economy. Acquisitions will continue to be part of our growth plan; they will extend our product range and geographic reach by adding leading brands and strategic industrial businesses.

    We believe that our strategies for growth are effective and sustainable, and that we have talented people who are well placed and highly motivated. We foster their talents and motivation through career development opportunities, focused training and appropriate incentives. Team structure, open dialogue and employee participation through our Multiple Management program encourage the exchange of ideas and promote excellence in performance.

    Our financial results in recent years have been among the best in the food industry. We believe that the outlook for the Company continues to be favorable. Our products and people have us well positioned for future growth; we have the right growth strategies in place; and we are committed to the creation of shareholder value.

                                 [photo]

                     REPORT ON OPERATIONS
                      CONSUMER BUSINESS

McCormick's consumer business provides spices, herbs, extracts, proprietary seasoning blends, sauces and marinades to retail outlets such as grocery, drug and mass merchandise stores. We have operations in North America, Central America, Europe, Australia and China. Joint ventures are located in the U.S., Mexico, France, the Philippines and Japan. From these operations, our consumer products are sold throughout the world.

    In 2001, net sales for the consumer business grew 20.3% over 2000. Excluding the impact of foreign exchange, sales increased 22.0%. When the incremental impact of Ducros for the first three quarters is also excluded, net sales grew 4.1%. Excluding only special charges, operating income grew 5.9%. Primarily due to the lower operating margin of the Ducros business, operating income, excluding special charges, as a percent of net sales decreased to 14.0% from 15.9% in 2000.

MARKET OVERVIEW

Interest in bold flavors and exotic varieties is increasing. One indication is that consumers are purchasing more spices and herbs. In all of our primary markets, spices and herbs sold through retail outlets increased in 2001. The most significant increases were in the U.K. and France (+6%), Canada (+8%) and Australia (+7%).

    We are increasing sales by introducing exciting new products and by improving the promotion, advertising and merchandising of our branded products. McCormick offers a full line of branded products which competes with other national brands, regional brands and private label products. Due to customer preference, McCormick is often the only national brand in a store. Additionally, McCormick is often the supplier of choice for the private label products.

    McCormick has the leading retail branded share in many geographic markets, including the U.S., Canada, U.K., France, Belgium, Spain, Portugal, China and other smaller markets. McCormick's branded share in the U.S. and Canada exceeds 40% and 50%, respectively, and in the U.K. and France, it exceeds 35% and 55%, respectively.

    The retail industry has consolidated in markets around the world, creating larger customers. Efforts by these retailers to reduce inventory in the distribution system had a modest impact on our sales in 2001. Such efforts are still under way. Nevertheless, we continue to benefit from strong relationships with our customers. We have built those relationships by applying our category management, product development and promotional capabilities. We also benefit from multi-year,

                                  [Photograph]

                                 2001 NET SALES

Americas                 59%
Europe                   37%
Asia/Pacific              4%


                                OPERATING PROFIT

                            (Excluding special charges)
                                   IN MILLIONS

           1999          2000          2001
          ----------------------------------
             137.0        157.7        167.0

sales-based customer supply contracts in several key markets. These contracts, which often include the supply of private label products, make growing sales a shared objective.

2001 PERFORMANCE HIGHLIGHTS

o NEW PRODUCTS BUILD SALES. New products launched in the last three years accounted for 7% of McCormick's 2001 consumer business sales.

o GOURMET LINE REVITALIZED IN U.S. Cooking programs on cable networks have helped to drive the demand for exotic new spices and blends. To meet that demand, in 2001 we relaunched our gourmet line with new products, attractive labels and recipe ideas.

o BETTER MERCHANDISING IN FRANCE. We rolled out a new in-store display system and introduced 26 new items in France last year. The system, which features a more consumer-focused layout, is now being used by the majority of our key accounts. Initial consumer reaction has been very positive.

o DISTRIBUTION GAINS IN CANADA. As of June 2001, our products became available in all major Canadian food chains, bringing our market share above 50%.

o RAPID GROWTH IN CHINA. The number of cities where McCormick product is available increased 30% in 2001. This broader distribution, together with product promotion and new items, increased sales in our consumer business in China by 16%.

STRATEGY AND OUTLOOK

McCormick's goal for its consumer business is to profitably grow branded sales volume in markets around the world. The Company will accomplish this through VALUE PRICING; EFFECTIVE USE OF PROMOTIONS, ADVERTISING AND MERCHANDISING; NEW PRODUCT DEVELOPMENT; AND STRATEGIC ACQUISITIONS.

    In the U.S., the Company continues to achieve volume gains through the Quest program, a pricing and promotional initiative between McCormick and its customers. The program, which has been rolled out to most of McCormick's retail customers, provides pricing for key items that is net of certain discounts and allowances. The goal of the program is to enable customers to benefit through higher volumes and consumers to benefit through better price value.

    In markets around the world, we are focusing our promotional, advertising and merchandising efforts on products with the highest growth potential. We can achieve excellent growth

                                  [Photograph]

                                 2001 NET SALES

New Products              7%
(untitled)               93%


                            NEW PRODUCTS LAUNCHED IN
                            THE LAST THREE YEARS ACCOUNTED
                            FOR 7% OF 2001 CONSUMER BUSINESS
                            SALES.

                                     CHINA:
                               RAPID SALES GROWTH

Sales in China, while still a small part of McCormick's consumer business, have grown at a compound annual rate of 11% in the last five years.

The McCormick brand in China includes spices and herbs, seasoning mixes, ketchup, soy sauce, gelatin, ice cream toppings and jams.

In China, more than 30 cities have a population exceeding one million. In 2001, the number of cities where our products are distributed increased by 30%.

Zhuang Hong is pictured here in a local grocery store. A regional sales manager based in Beijing, Zhuang was instrumental in achieving this rapid expansion.

"Our products are popular with consumers and the opportunity for growth in China is enormous. The government-sponsored National Seasoning Association of China selected McCormick from among 2,000 companies operating in the country, as one of the top 20 seasoning providers."

[Photograph] ZHUANG HONG, REGIONAL SALES MANAGER FOR NORTHERN CHINA

THROUGH THE EFFORTS OF ZHUANG AND McCORMICK'S ENTIRE SALES FORCE IN CHINA, WE INCREASED BY 30% THE NUMBER OF CITIES WHERE OUR PRODUCTS ARE DISTRIBUTED IN THAT COUNTRY.

[Photograph]
by increasing consumer awareness of products that offer great flavor and convenience. Examples of such growth in 2001 included sales increases of nearly 20% for GRILL MATES(R) in the U.S.; of 153% for SIMPLY SEAFOOD(R) in Australia; and of 26% for ONE-STEP SEASONING(TM) in Canada. Over the last five years we have increased the level of brand marketing spending and improved our market knowledge to better leverage this spending to drive sales.

    New products add vitality and excitement to our product lines. Resources invested in product development, launches and support turn promising ideas into marketplace successes. McCormick vigorously monitors flavor trends, cooking styles and consumer habits in order to design new products that respond to consumers' desire for delicious flavor and convenient, simple meal preparation.

    We will also grow our consumer business by acquiring leading brands that bring us new types of flavors or that extend our reach into new geographic markets. Examples of new flavors might include a hot sauce, unique seasoning or zesty spread. The acquisition of leading brands in new markets will enable us to become a global supplier for our global retail customers.

    The outlook for our consumer business is promising. We have strong retail customer relationships, a leading share in key markets and brands that are well recognized by both customers and consumers. Our strategies to grow sales are effective. We are confident that we will achieve sales growth and higher profits for our consumer business in 2002 and beyond.


CONSUMER BRANDS
McCormick
Golden Dipt
Produce Partners
Old Bay
Mojave
Club House
Schwartz
Ducros
Vahine
Aeroplane
Keen's
Cake Mate

                              REPORT ON OPERATIONS
                              INDUSTRIAL BUSINESS

McCormick's industrial business supplies products from North America, Europe and the Asia/Pacific region to markets worldwide. Our customers include food processors, restaurant chains, distributors and warehouse clubs. Products include spices, blended seasonings, condiments, coatings and compound flavors. While the McCormick name may not be on the food package, our products are in a wide range of snack foods, savory side dishes, desserts, beverages, confectionery items, cereals, baked goods and more.

    Net sales growth was 4.8% in 2001. Excluding the impact of foreign exchange, sales increased 6.3%. When the incremental impact of Ducros for the first three quarters is also excluded, sales grew 4.1%. Volume growth was achieved in key areas of the business, including blended seasonings sold to food processors and food service products sold to warehouse clubs. Direct sales to restaurants also grew, recovering from a difficult year in 2000; the sales increase was spurred by several new products that were popular menu items for our customers. Excluding special charges, operating income increased 21.0%, and operating income as a percent of net sales increased to 9.6% from 8.3% in 2000. This outstanding improvement was a result of sales growth as well as a gain in gross profit margin. Contributing to the margin gain were cost reductions, favorable prices for raw materials and a shift in sales to higher-margin, more value-added products.

MARKET OVERVIEW

Consumer interest in new and exciting flavors continues to grow. Whether people are ordering a meal at a casual restaurant, buying a frozen dinner to microwave at home, or choosing a snack from a vending machine, flavor drives their purchase decision. Trends driving an increase in demand for flavor include the use of more fortified and functional foods (which require higher flavor "loading" to enhance palatability) and a continuing move to convenience foods (which require flavor to replace taste lost during processing).

    The primary customers for industrial flavors are prominent food companies, growing through global expansion and mergers and acquisitions. These companies actively manage their supply chain and carefully manage price and inventory with suppliers. A trend among these customers toward outsourcing a portion of their product development creates a need for suppliers with superior development, culinary and sensory skills, and dependable product delivery. We believe that we are one of the best in the industry at meeting these needs.

    McCormick is the leading supplier of blended seasonings and spices to U.S. food processors, with a market share of

                                2001 NET SALES

Americas                 78%
Europe                   15%
Asia/Pacific              7%


                               OPERATING PROFIT
                         (Excluding special charges)

                                 IN MILLIONS

           1999          2000          2001
          ----------------------------------
             74.3         79.0         95.6

                          TECHNICAL INNOVATION CENTER:
                        VALUE-ADDED PRODUCT DEVELOPMENT

A major requirement of our industrial customers is product innovation. New flavor systems are vital to our success - flavors for everything from snack chips to beverages, salad dressings to chicken.

We begin with our knowledge of emerging eating trends, work through product development and conclude by applying our superior sensory capabilities. As a result, we deliver to our customers integrated products that are winners with consumers. To sum up this capability, McCormick coined the term
"consumer-preferred flavors."

In the photograph below, Anna Kanno is evaluating a coatings product developed for one of the restaurant chains that McCormick supplies.

"We have the resources in the U.S. and around the world, committed to world-class research and development capabilities. These capabilities make us and our customers successful."

ANNA KANNO, FOOD TECHNOLOGIST                   [PHOTO]

ANNA DEVELOPS PRODUCTS FOR RESTAURANTS. OUR INDUSTRIAL CUSTOMERS LOOK TO MCCORMICK FOR INNOVATIVE FLAVORS THAT WILL BE "WINNERS" WITH CONSUMERS.

almost 50%. We also have the leading share of spice and seasoning sales to distributors and to warehouse clubs. In compound and processed flavors, we are currently small in size when compared to the largest suppliers, but have achieved a rapid increase in our share.

    While competition in the industrial business is strong, we enjoy an advantage because of our ability to provide a wide range of customized flavor solutions to our customers.

2001 PERFORMANCE HIGHLIGHTS

o SUCCESS WITH NEW PRODUCTS. New products launched in the last three years accounted for 15% of 2001 sales in the industrial business.

o CONTINUED WINS IN SNACK SEASONING PRODUCTS. U.S. sales of these products grew 12%, following 10% growth in 2000. This was accomplished through new products and partnerships with strategic customers.

o REBOUND IN SALES TO RESTAURANTS. Direct sales to restaurant chains were up 8% in the U.S., despite a difficult market environment.

o RECOGNITION AS PREMIER SUPPLIER. In 2001, we were recognized by a major broadline distributor and a leading casual dining chain for our ability to deliver winning products and to excel in service.

o ACTIONS TO INCREASE MARGIN. Excluding special charges, operating profit margin improved to 9.6% from 8.3%. A key factor in this increase was our shift to more higher-margin, value-added products.

STRATEGY AND OUTLOOK

In our industrial business, we are developing and delivering the flavors that consumers prefer. Our primary strategies are to grow by DEVELOPING NEW PRODUCTS; STRENGTHENING CUSTOMER RELATIONSHIPS; AND MAKING STRATEGIC ACQUISITIONS.

    New product success is essential in this business, where product turnover is rapid. Our involvement in every step of product development - from thorough trend analysis to superior sensory testing - is increasing our ability to create winning products for our customers. As customer reliance on McCormick for product development has increased, we have increased our resources and capabilities. We have a number of promising new products in the pipeline for 2002.

    McCormick is committed to building upon its reputation as a premier supplier. Whether the customer is a restaurant chain, food processor, distributor or warehouse club, the ability to consistently deliver a cost effective, high-quality product on time is essential. We will reach a higher level of

                                 2001 NET SALES


New Products             15%
(untitled)               85%


                        New products launched in the last three
                        years accounted for 15% of 2001 sales in the industrial business.

technological sophistication with the upcoming implementation of our B2K program.

    In August 2000, the Ducros acquisition created a broader European platform that enables us to better serve our global customers. Our customers are also growing through acquisitions, extending their products and market areas. In anticipation of increased opportunities to supply our customers, we will continue to expand our product capabilities and geographic reach. We look to future strategic acquisitions as a way to meet this objective.

    The economic softness in the U.S. and international markets creates a challenging environment for our industrial business. The restaurant industry is under pressure to maintain customer traffic and has pressured suppliers to reduce product cost. Food processors with recent acquisitions are expected to report synergies - typically, the kind that involve cost reductions - to their shareholders. At the same time, the desire for flavors continues to grow. In this environment, McCormick must have a dual focus. While maintaining our superiority in product development and customer service, we must also keep an eye on our entire supply chain. We are confident that our leadership position, strategic customers and ability to deliver consumer-preferred flavors will ensure future sales growth and profitability.

Industrial Products

INGREDIENTS                       SEASONINGS
  Spices and Herbs                  Seasoning blends
  Extracts                          Salty snack seasonings
  Essential oils and                Side dish seasonings
     Oleoresins                       (rice, pasta, potato)
                                    Sauces and Gravies
COATING SYSTEMS
  Batters                         CONDIMENTS
  Breaders                          Sandwich sauces
  Marinades                         Ketchup
  Glazes                            Mustards
  Rubs                              Jams and Jellies
                                    Seafood cocktail sauces
                                    Salad dressings
                                    Flavored oils

                                  COMPOUND FLAVORS
                                    Beverage flavors
                                    Dairy flavors
                                    Confectionery flavors

                                  PROCESSED FLAVORS
                                    Meat flavors
                                    Savory flavors

                              REPORT ON OPERATIONS
                               PACKAGING BUSINESS

McCormick's packaging businesses, Setco and Tubed Products, manufacture and market plastic bottles and tubes for the food, personal care and other industries. Third-party net sales increased 0.9% in 2001. Excluding special charges, operating income (including intersegment business) declined 9.8%. As a percent of net sales, operating income, excluding special charges, decreased to 8.8% from 9.9% as a result of lower volumes and unfavorable product mix.

MARKET OVERVIEW

Tubes continue to be the preferred packaging in the cosmetic industry because they provide sanitary dispensing and feature lightweight design. Competition for this business is aggressive and has intensified pricing pressure. In the vitamin and herbal market, adverse media reports regarding label claims began in 2000 and continued into 2001, affecting our sales of bottles to this industry.

    Through the first half of 2001, sales of our packaging products were strong and resin supplies and costs were beginning to stabilize. However, the softening of the U.S. economy in the second half caused a decline in consumer demand for many of our customers' products, particularly tubes for personal care items and cosmetics.

2001 PERFORMANCE HIGHLIGHTS

o NEW PRODUCTS IN HIGH DEMAND. New designs, new closures and other new features are in high demand by our customers. In 2001, 13% of sales were from products developed in the last three years.

o ACTIONS TAKEN TO REDUCE COSTS. The profit impact of lower volume was offset in part by actions to lower costs, including a workforce reduction, negotiation of lower resin costs and the addition of more automated equipment and processes.

STRATEGY AND OUTLOOK

The lower demand for some of our products is expected to continue at least into the first quarter of 2002. Our focus will continue to be on cost reduction to maintain profit levels in our production facilities.

    Simultaneously, we are directing our efforts at those customers who are major purchasers in their market, whether it is the drug and vitamin sector, personal care area or other sector. We are expanding our product decorating capabilities to meet customer needs and are vigorously pursuing new business with targeted accounts.

    McCormick is a leading supplier of specialized packaging. The current environment demands flexibility to rapidly address fluctuations in demand, and creativity to develop innovative features. We will maintain our position by strengthening these capabilities. We will improve sales and profitability by leveraging relationships with existing customers and forging new customer relationships.

                               OPERATING PROFIT
                           (Excluding special charges)
                                  IN MILLIONS

           1999          2000          2001
          ----------------------------------
            19.6          21.5         19.4

                             A SPIRIT OF COMMUNITY

In freedom-loving countries around the world, the year 2001 will be remembered as a period of great sadness - and great resolve. The terrorists' attacks in the United States demonstrated the vulnerability of the way of life we cherish. Yet the attacks also raised among us a determination to protect that lifestyle. Citizens have a renewed interest in community service.

    McCormick employees around the world have, for many years, been active members of their communities using spare hours to make life better for families and neighbors - and, often, people they do not even know. These profiles briefly tell the stories of a few of our employees who carry on the McCormick tradition of making a difference.

    McCormick's tradition of community service dates back to our founder. It is important to our employees - from the plant floor to executive offices. And the impact is felt from Maryland to Shanghai. The employees profiled on these pages are representative of hundreds of employees who spend spare time serving their communities.

A TRAGIC CAR ACCIDENT LED JEFF ADAMS TO JOIN A LOCAL VOLUNTEER FIRE COMPANY.

[PHOTOGRAPH]

JEFF ADAMS

It's been 10 years since the accident. Jeff was driving home one evening on a two-lane road in rural Maryland. Another driver wanted to share the lane with Jeff, but that driver was heading in the opposite direction. Jeff and the other driver learned this at the crest of a hill where they had a devastating head-on collision that killed the other driver. Responding to the accident were the men of the Hereford (Maryland) Volunteer Fire Company. They sent Jeff to the University of Maryland Hospital Shock Trauma Unit where, as Jeff, says, he "spent two weeks having the pieces put back together."

    The Manager of Packaging Systems in McCormick's U.S. Consumer Products Division, Jeff thought the least he could do upon recovery was visit the firehouse and thank those who saved him.

    "The first thing they did at the firehouse was hand me an application. I've been there nine years now, and the other volunteer fire fighters use my story when they try to recruit new volunteers," Jeff said. Jeff has trained for more than 2,500 hours and, at his peak, was working 30 hours a week out of the fire station - after his working hours at McCormick. "This is my payback for what they did for me. My true reward is helping people. When you come across people in trouble, and you can help them - that's reward enough."

    Jeff is also the treasurer of the fire company and oversaw fundraising that led to a $2.5 million building renovation.

RICK AYERS

Rick was honored with the 2000-2001 Volunteer of the Year Award from Victim Services of Middlesex County near London, Ontario. "If I die tomorrow, I'll know that I put something back into my community," he said.

    And what Rick does for Middlesex and the Stratethroy-Caradoc Township is a wrenching chore that would challenge even those most committed to community service. Rick accompanies police and provides immediate emotional and practical support for victims of crimes and families faced with tragic situations like robbery, suicide and death. Rick and his team help lessen the trauma of being victimized and help others cope with life-changing tragic circumstances.

    "You never truly get comfortable with it," said Rick, head custodian at McCormick's facility in London, Ontario. "These are tough times - notifying next of kin about a death or helping someone who has been robbed. In my role, I do what I have to do. There aren't many positive things at a moment like that, but I realize that I am offering help at a very trying time."

    During the year, Rick responded to 45 different crisis calls. If not at McCormick or volunteering for Victim Services, Rick can be found volunteering at the Hospice of London (Ontario) helping bring some joy to the lives of terminally ill patients.

[PHOTOGRAPH]

IN TIMES OF EXTREME TRAUMA, VICTIMS RECEIVE MUCH-NEEDED SUPPORT FROM RICK AYERS.

[PHOTOGRAPH]

WHEN OSCAR RIVAS' HOMELAND OF EL SALVADOR WAS DEVASTATED, HE LED A CAMPAIGN WITH THE HELP OF OTHER EMPLOYEES TO RAISE FUNDS TO REBUILD A SCHOOL.

OSCAR RIVAS

The images he saw on the television were horrific. Oscar knew he had to do something to help. He could not stand by, watch the tragedy unfold - and do nothing. It was January of 2001, and he was watching news coverage of devastating earthquakes in his native El Salvador.

    More than two decades earlier, Oscar came to California from El Salvador. He began working for McCormick's packaging business, Setco, in Anaheim. Now a Quality Control Inspector, Oscar spearheaded a fundraising effort to assist those victimized by the earthquakes back home.

    "I met with some other employees to discuss raising some money," Oscar said. "The first week, the group of volunteers had a simple cash drive to raise money. Later we used pot luck meals and other food sales to collect even more money for the cause.

    "My relatives don't live in El Salvador any more, but I still felt such sadness when I saw what had happened because of the earthquakes. I was touched in the same way people were touched by what happened in New York City and Washington D.C."

    The money raised by Oscar and his co-workers at Setco went to rebuild a school in El Salvador destroyed by one of the earthquakes.

                              A SPIRIT OF McCORMICK

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Certain performance measures used in this section are not defined by accounting principles generally accepted in the United States. Refer to the bottom of this page for a discussion of the definitions and use of these terms.

OVERVIEW

For 2001, the Company reported net income of $146.6 million or $2.09 of diluted earnings per share compared to $137.5 million or $1.98 of diluted earnings per share in 2000. During 2001, the Company recorded special charges related to streamlining operations. Excluding the impact of these special charges, net income on a comparable basis was $154.3 million or $2.20 of diluted earnings per share in 2001 compared to $138.3 million or $1.99 of diluted earnings per share last year.

    The Company continued to grow sales and profits in both its consumer and industrial business segments. This improvement included continued increases in gross profit margin. The packaging segment experienced softness in 2001, especially in the second half of the year when our cosmetic and personal care customers began to anticipate reduced demand for their products.

    On August 31, 2000, the Company acquired, through its subsidiary, McCormick France, S.A.S., one hundred percent of the share capital of Ducros, S.A., and Sodis, S.A.S. from Eridania Beghin-Say, S.A. Ducros is the leading consumer spice and herb business in Europe as well as the leading manufacturer and distributor of dessert aid products. Sodis manages the racking and merchandising of the Ducros products in supermar-

OTHER PERFORMANCE MEASURES

The other performance measures described below are used throughout this annual report to present alternative views of the Company's performance. Management believes that these other performance measures are used by industry analysts and investors to evaluate the Company's performance relative to its peers and, therefore, when read in conjunction with the financial statements, are informative. These measures are not defined by accounting principles generally accepted in the United States and may be calculated differently from similar measures used by other companies.

"ECONOMIC VALUE ADDED" (EVA) - McCormick defines economic value added as net income from operations, excluding interest and amortization expense, in excess of a capital charge for average capital employed. An "EVA" mark is owned by Stern Stewart & Co.

"EXCLUDING IMPACT OF SPECIAL CHARGES AND ACCOUNTING CHANGES" - Gross profit margin, operating income and net income excluding the impact of special charges and accounting changes presents the applicable measure excluding the impact of items identified in the consolidated financial statements as special charges and cumulative effect of accounting changes.

"EXCLUDING DUCROS" - Certain measures are presented excluding the results from the Ducros business and interest on the debt used to finance the acquisition, which was acquired on August 31, 2000. For the year ended November 30, 2000, this means excluding the results of Ducros for the fourth quarter ended November 30, 2000. For the year ended November 30, 2001, this means excluding the results of Ducros for the nine months ended August 31, 2001.

"RETURN ON INVESTED CAPITAL" (ROIC) - McCormick defines return on invested capital as net income from operations, excluding interest and amortization expense, divided by the sum of interest-bearing debt and equity (including minority interest).

kets and hypermarkets. Collectively, these two operations are referred to as "Ducros" in this report.

    The purchase price for the stock of Ducros was 2.75 billion French francs (equivalent to $379 million). The purchase price allocation to assets and liabilities acquired, which was estimated at November 31, 2000, was finalized in 2001. This resulted in an increase in goodwill of $14.5 million. The purchase contract allows for a potential adjustment to the purchase price. This adjustment procedure has not been concluded, however the potential adjustment under the contract can only decrease the purchase price. Any reduction in the purchase price would be recorded as a decrease to goodwill.

    Because this acquisition took place on August 31, 2000, the Ducros financial results were included with the Company's results from the fourth quarter of 2000 onward. This acquisition had a dilutive effect of $.03 when comparing 2000 to 1999 and a $.10 dilutive effect when comparing 2001 to 2000. Starting in the fourth quarter of 2001, results of the Company were comparable as Ducros was included in both periods. When future reference is made to "excluding Ducros," it refers to the Company's financial results for 2001 excluding Ducros for the nine months ended August 31, 2001.

    In summary, diluted earnings per share for 2001 increased by $.11 over 2000. Major items decreasing earnings per share in 2001 were Ducros by $.10 and special charges by $.11. Excluding these two items, earnings per share increased $.32. On a per share basis, this was achieved through higher operating income of $.16, a lower tax rate of $.07, reduced interest expense (excluding Ducros) of $.06 and increased income from unconsolidated operations of approximately $.03.

BEYOND 2000

Late in 1999, the Company initiated the Beyond 2000 (B2K) program as a global initiative of business process improvement. B2K is designed to optimize our supply chain, reengineer our back office processes, strengthen our product development process, extend collaborative processes with our trading partners and generally enhance our capabilities to deliver profit. We have increased our overall levels of capital spending and expense from historical levels to support this effort.

RESULTS OF OPERATIONS-- 2001 COMPARED TO 2000

Sales from consolidated operations increased 11.7% to $2.4 billion in 2001. Excluding the unfavorable effect of foreign currency exchange rates and the acquisition of Ducros, sales grew 3.8%.

    In 2001, net sales for the consumer business increased 20.3% compared to 2000. Excluding the impact of Ducros and the impact of foreign currency exchange rates, net sales grew 4.1%. In local currency, consumer sales in the Americas were up 3.3% due to favorable sales volume and pricing. We increased sales of our branded products through effective promotion, advertising and merchandising and through the introduction of new products. In Europe, sales in local currency grew 6.1% excluding Ducros. This increase was attributable to favorable sales volume particularly in the U.K. In the Asia/Pacific region, sales in local currency increased 5.7% due to higher volume in China as we continued to penetrate new regions and expand the availability of the McCormick brand.

    Our industrial business also had a successful year in 2001, as net sales increased 4.8% versus 2000. Excluding the impact of Ducros and foreign exchange, sales grew 4.1%. In local currency, industrial sales in the Americas were up 3.8% due to higher restaurant sales, sales of new flavor and seasoning products to our snack seasoning customers, and increased sales to warehouse clubs. In Europe, sales in local currency grew 4.0% excluding Ducros due largely to favorable sales volume in the U.K. In the Asia/Pacific region, sales in local currency increased 8.5% due to sales growth with global restaurant customers in China.

    In 2001, net sales for the packaging business increased 0.9% versus 2000. In the first half of 2001, tube and bottle sales were strong and resin costs were stabilizing. However, the second half of 2001 saw softening in the U.S. economy which caused a decline in consumer demand for our customers' products, particularly tubes for personal care and cosmetics.

DEBT TO TOTAL CAPITAL

           1997           1998         1999          2000          2001
           -------------------------------------------------------------
            50.3%         51.6%          47.2%        65.8%       58.3%


    The Company's share of sales from unconsolidated operations in 2001 was $215.7 million, down 0.4% versus 2000. Sales growth of 6.4% in our North American joint ventures, including McCormick de Mexico and Signature Brands, was offset by unfavorable foreign currency translation at our Japanese affiliates.

    Gross profit margin increased to 40.9% in 2001 from 37.9% in 2000, a 300 basis point improvement. Approximately two-thirds of this improvement was attributable to the Ducros business which has a higher gross profit margin than the Company's other businesses. This business also has a higher level of sales and marketing expense. In the consumer business, gross profit margin improvement was due to a combination of the addition of the Ducros business, price increases in the U.S. business, lower costs of certain raw materials, and cost reduction initiatives. In the industrial business, gross profit margin improvement was mainly due to a shift in product mix to higher-margin, more value-added products as well as cost reduction initiatives and reduced costs of certain raw materials. Lower volumes and product mix in our packaging business resulted in lower margins in 2001.

    Selling, general and administrative expenses were higher in 2001 than 2000 on both a dollar basis and as a percentage of net sales. These increases were primarily due to the new Ducros business, including $8.2 million in related goodwill amortization, increased distribution expenses due to higher energy costs, and higher investment for the B2K program. The 2000 results included a $3.8 million charge for the bankruptcy of an industrial customer.

    Operating income margin was 10.1% in 2001 compared to 10.6% in 2000. Excluding special charges, operating income margin was 10.6% in 2001.

    In the consumer business, operating income margin was 13.6% in 2001 compared to 15.9% in 2000. Excluding special charges, operating income margin was 14.0% in 2001. The decrease in operating income margin versus prior year was due primarily to the lower operating income margin of the Ducros business. Increases in operating profit due to price increases and reduced raw material costs were offset by increased investment spending in programs such as B2K.

    In the industrial business, operating income margin was 9.0% in 2001 compared to 8.2% in 2000. Excluding special charges, operating income margin was 9.6% in 2001 and 8.3% in 2000. The increase in operating income margin versus prior year is due to cost reduction initiatives and a shift in sales to higher-margin, more value-added products. In addition, there were favorable effects of reduced raw material costs.

    In the packaging business, operating income margin was 8.5% in 2001 compared to 9.9% in 2000. Excluding special charges, operating income margin was 8.8% in 2001. The decrease in operating margin versus prior year is due to competitive pricing pressure and product mix impacting our gross margins.

    Pension expense was $8.1 million, $8.4 million and $11.1 million for the years ended November 30, 2001, 2000 and 1999, respectively. In 2001, the return on plan assets was negative and the discount rate decreased from 8.0% to 7.25%. Given these factors, additional funding of the U.S. pension plan was necessary in 2001 and the expense for 2002 is expected to increase to be at or above the expense for 1999.

    Interest expense increased in 2001 versus 2000 due to higher average debt levels in 2001 as a result of the Ducros acquisition. Excluding Ducros, interest expense in 2001 decreased compared to 2000 due to favorable interest rates and lower average debt levels.

    Other income increased in 2001 compared to 2000. This increase is attributable to interest income and exchange gains on foreign currency transactions.

    The effective tax rate for 2001 was 33.0%, down from 35.8% in 2000. Excluding special charges, the effective tax rate for 2001 was 33.1%. The Company transacts business in many different taxing jurisdictions around the world, all of which assess different tax rates. The mix of earnings among these jurisdictions is what caused a lower tax rate in 2001 versus 2000.

    Income from unconsolidated operations increased to $21.5 million in 2001 versus $18.6 million in 2000, primarily due to continued strong performance from our McCormick de Mexico and Signature Brands joint ventures. The Ducros acquisition included an investment in a joint venture with a minority interest. This minority interest was $2.4 million in 2001 versus $0.5 million in 2000, as 2000 results include only the fourth quarter of Ducros.

RESULTS OF OPERATIONS-- 2000 COMPARED TO 1999

For 2000, the Company reported net income of $137.5 million or $1.98 of diluted earnings per share compared to $103.3 million or $1.43 of diluted earnings per share in 1999. Excluding the impact of special charges to streamline operations and the cumulative effect of an accounting change, net income on a comparable basis was $138.3 million in 2000 compared to $121.7 million in 1999.

    Consolidated net sales increased 5.8% to $2.1 billion in 2000. Excluding the unfavorable effect of foreign currency exchange rates and excluding the acquisition of Ducros, sales grew 3.9%. Sales improvements, which were realized in all business segments, were primarily volume-related. Higher unit volume increased sales by 4.5%, the acquisition of Ducros increased sales by 3.1%, while the effect of foreign currency exchange rates decreased sales by 1.2%, and the combined effect of price and product mix decreased sales 0.6%. In the consumer segment, sales increased 10.2% over the prior year. Ducros added 6.3% to this growth while the unfavorable effects of foreign currency exchange rates decreased sales by 1.7%. Excluding these effects, sales increased 5.6%, which was driven by volume growth in all major markets. This growth was mainly due to promotional and marketing programs and new product launches. The Company's industrial segment grew sales 1.7% in 2000 over 1999. Excluding the unfavorable effect of foreign currency exchange rates, industrial segment sales grew 2.0%. There was good sales growth of blended seasonings to food processors and the food service product line to distributors and warehouse club stores in the United States. However, this was partially offset by weak sales to restaurant customers due to lack of customer promotion on key products and the competitive environment among chain restaurants. Sales of our ingredient products declined due to lower pricing caused by reduced raw material costs. In the packaging segment, sales increased 5.1% in 2000 as compared to 1999. The increase in sales was all due to volume gains in our tubed products business.

    The Company's share of sales from unconsolidated operations in 2000 was $216.6 million, up 15.3% versus 1999, primarily due to sales growth in our McCormick de Mexico and Signature Brands joint ventures.

    Gross profit margin increased to 37.9% in 2000 from 35.7% in 1999. The acquired Ducros business has a higher gross profit margin than the existing McCormick businesses. This business also has a higher level of sales and marketing expenses. Gross profit margins for the Company were favorably impacted by the effect of Ducros and by global growth in the higher margin consumer segment. Within the industrial segment, increased sales of higher margin products, new products, operating efficiencies and increased sales to foodservice customers improved margins. Raw material price pressures, primarily in resins, decreased margins in our packaging business.

    Selling, general and administrative expenses were higher in 2000 than 1999 on both a dollar basis and as a percentage of sales. The higher level of expense is primarily due to the effect of Ducros, a $3.8 million charge for the bankruptcy of AmeriServe - an industrial customer, increased spending in product development and advertising, and increased spending on the Company's B2K initiative. These increases are partially offset by increases in royalty income.

    Operating income margin was 10.6% in 2000 compared to 8.5% in 1999. Excluding special charges, operating income margin improved to 10.6% in 2000 compared to 9.8% in 1999.

    Interest expense increased in 2000 versus 1999 due to a combination of higher average debt levels, mainly caused by the acquisition of Ducros, and higher average interest rates.

    Other income decreased in 2000 compared to 1999. Income from the three-year non-compete agreement with Calpine Corporation, entered into as a part of the 1996 sale of Gilroy Energy Company, Inc., was $4.6 million in 1999. Because 1999 was the last year of the agreement, there is no comparable amount in 2000.

    The effective tax rate for 2000 was 35.8%, down from 40.2% in 1999. The 1999 rate was higher as it included the impact of certain non-deductible expenses related to the 1999 special charges. Excluding this impact, the effective tax rate for 1999 was 35.9%.

    Income from unconsolidated operations increased to $18.6 million in 2000 versus $13.4 million in 1999, primarily due to continued strong performance from our McCormick de Mexico joint venture.

FINANCIAL CONDITION

Continued strong cash flows from operations enabled the Company to fund operating projects and investments designed to meet our growth objectives and reduce debt levels.

    In the consolidated statement of cash flows, cash provided by operating activities was $204.5 million in 2001 compared to $202.0 million in 2000 and $229.3 million in 1999. Over the past three years, there has been an annual increase in cash flow from profits, excluding depreciation and amortization, and from dividends received from our unconsolidated affiliates. In 1999 and 2000, cash flow also increased due to reductions in working capital items. In 2001, working capital items decreased cash flow. There were favorable trends in both receivables and inventories when 2001 is compared to 2000. These were offset by a $14.7 million interest rate swap settlement in the first quarter of 2001 used to fix the interest rate of the Ducros acquisition financing. Additional offsets include $12.2 million of additional retirement plan funding caused by reduced investment performance and a leveling off of prepaid allowances in 2001, which had been significantly decreasing over the past several years.

    Investing activities used cash of $111.9 million in 2001 versus $442.6 million in 2000 and $45.9 million in 1999. The major use of cash for investing activities in 2000 was the acquisition of businesses, including the acquisition of Ducros in the third quarter. Capital expenditures in 2001 of $112.1 million exceeded prior year amounts which approximated depreciation. The increment over prior years included planned spending on B2K.

    Financing activities used cash of $85.4 million in 2001 versus providing cash of $254.6 million in 2000 and using cash of $188.5 million in 1999. The Company financed $370.0 million of the Ducros acquisition through its issuance of commercial paper in August 2000, thereby increasing cash flows from short-term borrowings. The Company funded the balance of the purchase price from internally generated funds. In the first quarter of 2001, the Company finalized its medium-term note program for the Ducros acquisition and issued $300.0 million of notes, which replaced the existing commercial paper notes used to finance the transaction. In addition, during the third quarter of 2001, the Company retired $75.0 million of 8.95% fixed rate notes by issuing commercial paper. The variable rate on the $75.0 million of commercial paper is being fixed at 6.35% by interest rate swaps from 2001 through 2011. The common stock issued and common stock acquired by purchase in 2001 generally relates to the Company's stock compensation plans. In 2000, however, the Company purchased 2.5 million shares of common stock for $72.3 million under the Company's $250 million share repurchase program. Due to the acquisition of Ducros, the Company suspended the repurchase of shares in May 2000.

    Dividend payments increased to $55.1 million in 2001, up 5.4% compared to $52.3 million in 2000. Dividends paid in 2001 totaled $.80 per share, up from

$.76 per share in 2000. In November 2001, the Board of Directors approved a 5.0% increase in the quarterly dividend from $.20 to $.21 per share. Over the last 10 years, dividends have increased 10 times and have risen at a compounded annual rate of 11.1%.

    The Company's ratio of debt-to-total-capital was 58.3% as of November 30, 2001, a decrease from 65.8% at November 30, 2000. The decrease was due to a $47.2 million reduction in debt based on positive cash flow generated from operations and increased shareholders' equity. We expect to return to our target range of 45-55% for the debt-to-total-capital ratio by the end of fiscal year 2002, although future acquisitions could alter this projection.

    Management believes that internally generated funds and existing sources of liquidity are sufficient to meet current and anticipated financing requirements during the next 12 months.

SPECIAL CHARGES

Over the last three years, the Company made significant progress in streamlining its operations in a manner consistent with its strategic plan. Gross profit margins improved dramatically during this period by 640 basis points. All of this served as our primary fuel for revenue growth and improved profits. With our investment in B2K, we are well positioned to continue this record of improving margins into the future.

    While the year 2001 was another record year for McCormick, the U.S. and global economies did not fare as well, and by the fall, the U.S. was in a recession. Recognizing that we are not immune to the impact of these difficult financial times on our customers and consumers, the Company formalized a plan to more rapidly streamline its operations to meet the challenges that we and all companies will face in 2002 and beyond.

    During the fourth quarter of 2001, the Company adopted a plan to further streamline its operations. This plan includes the consolidation of several distribution and manufacturing locations, the reduction of administrative and manufacturing positions, and the reorganization of several joint ventures. The total plan will cost approximately $32.6 million ($25.6 million after tax) and will be implemented over the next 18 months. Total cash expenditures in connection with these costs will approximate $13.7 million, which will be funded through internally generated funds. Once fully implemented, annualized savings are expected to be approximately $8.0 million ($5.3 million after tax). These savings will be used for investment spending on initiatives such as brand support and supply chain management. The aforementioned savings and administrative expenses are expected to be included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.

    In the fourth quarter of 2001, the Company recorded charges of $11.7 million ($7.7 million after tax) under this plan. Of this amount, $10.8 million was classified as special charges and $0.9 million as cost of goods sold in the consolidated statement of income. Additional amounts under the plan were not recorded since they are either incremental costs directly related to the implementation of the plan and will be expensed as incurred, or the plans were not sufficiently detailed to allow for accounting accrual. The Company expects to record these additional costs in 2002.

    The costs recorded in the fourth quarter of 2001 related to the consolidation of manufacturing in Canada, a distribution center consolidation in the U.S., a product line elimination and a realignment of our sales operations in the U.K., and a workforce reduction of 275 positions which encompasses plans in all segments and across all geographic areas. As of November 30, 2001, 135 of the 275 position reductions had been realized.

    The major components of the special charges include charges for employee termination benefits of $6.3 million, impairment charges of $1.6 million, and other related exit costs of $3.8 million. Asset impairments consist of $0.7 million of property, plant and equipment and $0.9 million of inventory, which were recorded as a direct result of the Company's decision to exit facilities or product lines. Other exit costs consist primarily of lease terminations.

    During 1999, the Company recorded special charges of $26.7 million ($23.2 million after-tax) associ-ated with a plan to streamline operations approved by the Company's Board of Directors in May 1999. Of this amount, $25.7 million was classified as special charges and $1.0 million as cost of goods sold in the consolidated statement of income in 1999.

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

    FOREIGN EXCHANGE RISK - The Company is exposed to fluctuations in foreign currency cash flows primarily related to raw material purchases. The Company is also exposed to fluctuations in the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Additionally, the Company is exposed to volatility in the translation of foreign currency earnings to U.S. dollars. Primary exposures include the U.S. dollar versus functional currencies of the Company's major markets (Euro, British pound sterling, Australian dollar, Canadian dollar, Mexican peso, Japanese yen, Swiss franc and Chinese RMB). The Company may enter into forward and option contracts to manage foreign currency risk. During 2001, the foreign currency translation component in other comprehensive income is principally related to the impact of exchange rate fluctuations on the Company's net investments in the U.K., France, Australia and Canada. The Company did not hedge its net investments in subsidiaries and unconsolidated affiliates in 2001, 2000, and 1999.

    At November 30, 2001, the Company had foreign exchange contracts maturing in 2002 to purchase or sell $41.2 million of foreign currencies versus $0.8 million at November 30, 2000. These contracts are primarily denominated in Euro, British pound sterling and Canadian dollar and are principally used to hedge the anticipated purchase of raw materials. The fair value of these contracts was $0.7 million and $0.0 million at November 30, 2001 and 2000, respectively.

    INTEREST RATE RISK - The Company's policy is to manage interest cost using a mix of fixed and variable rate debt. The Company uses interest rate swaps to achieve a desired proportion. The table that follows provides principal cash flows and related interest rates excluding the effect of interest rate hedges by fiscal year of maturity at November 30, 2001 and 2000. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at November 30, 2001.

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

CONTRACTUAL OBLIGATIONS AND
COMMERCIAL COMMITMENTS

The Company's significant contractual obligations as of November 30, 2001 are for debt, operating leases and purchase obligations. Debt by year of maturity is provided in the table below. Future rental payments under operating leases are provided in note 5 of notes to consolidated financial statements. Purchase obligations are $67.4 million, for purchases of raw materials in the normal course of business and do not go beyond one year. The Company's significant commercial commitments are lines of credit and standby letters of credit. Lines of credit are disclosed in note 5 of notes to consolidated financial statements and standby letters of credit are $7.9 million, for insurance related matters.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The Emerging Issues Task Force (EITF) issued EITF 00-10, "Accounting for Shipping and


                                               YEAR OF MATURITY AT NOVEMBER 30, 2001

(MILLIONS)                      2002         2003         2004         2005      Thereafter      Total     Fair Value
-------------------------------------------------------------------------------------------------------------------
DEBT
Fixed rate                       $.7          $.2        $16.0        $32.0        $400.2     $449.1       $461.8
Average interest rate           5.65%        3.74%        7.17%        7.17%         7.50%
-------------------------------------------------------------------------------------------------------------------
Variable rate                 $210.1          $.3          $.3          $.3          $4.8     $215.8       $215.8
Average interest rate           3.17%        2.43%        2.43%        2.43%         3.00%
-------------------------------------------------------------------------------------------------------------------

Note: The variable interest on commercial paper which was used to retire the $75 million, 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during the period. Forward starting interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $294 million of the notes at a weighted average fixed rate of 7.62%.


                                                 YEAR OF MATURITY AT NOVEMBER 30, 2000
(MILLIONS)                      2001           2002         2003         2004       Thereafter    Total   Fair Value
-------------------------------------------------------------------------------------------------------------------
DEBT
Fixed rate                      $78.5          $4.1          $.1        $16.0        $134.0      $232.7     $235.4
Average interest rate            8.96%         6.28%        8.20%        7.17%         7.17%
-------------------------------------------------------------------------------------------------------------------
Variable rate                  $473.4           $.3          $.3          $.3          $5.1      $479.4     $479.4
Average interest rate            6.66%         6.61%        6.61%        6.61%         5.69%
-------------------------------------------------------------------------------------------------------------------

Note: The variable interest on commercial paper which will be used to retire the $75 million, 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during the period. In September of 2000, the Company entered into forward starting interest rate swaps to manage the interest rate risk associated with the anticipated issuance of $294 million fixed rate medium-term notes expected to be issued in early 2001. The Company's intention is to cash settle these swaps upon issuance of the medium-term notes thereby effectively locking in the fixed interest rate in effect at the time the swaps were initiated.

Handling Fees and Costs," which required the Company to reclassify certain shipping and handling costs billed to customers as sales. These pronouncements, which were adopted in 2001, had no material impact on the Company's financial statements.

    In November 2001, the EITF issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF's 00-14, 00-22 and 00-25. This will require the Company to reclassify certain marketing expenses as a reduction of sales. Concurrent with the adoption of EITF 01-09, the Company will also reclassify certain expenses from selling, general and administrative expense to cost of goods sold. These reclassifications will take place in the first quarter of 2002, and prior periods will be reclassified. The effect of these reclassifications on 2001 will be a decrease to sales of $153.9 million, an increase in cost of goods sold of $20.0 million, and a decrease in selling, general and administrative expenses of $173.9 million. These reclassifications will decrease gross profit margin as a percentage of sales from 40.9% to 35.9% and increase operating income as a percentage of sales from 10.1% to 10.8% in 2001. These reclassifications will not impact net income.

    In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. This statement eliminates the pooling-of-interest method of accounting and further clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests in accordance with the new standard. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The Company will adopt SFAS No. 142 on December 1, 2001. No goodwill impairment will result upon adoption. The Company recorded $13.0 million ($12.2 million after tax) of goodwill amortization expense for the year ended November 30, 2001.

FORWARD-LOOKING INFORMATION

Certain information contained in this report includes "forward-looking statements" within the meaning of section 21(E) of the Securities and Exchange Act. The Company intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in this section. All statements regarding the Company's expected financial plans, future capital requirements, forecasted, demographic and economic trends relating to its industry, ability to complete acquisitions, to realize anticipated cost savings, and other benefits from acquisitions, and to recover acquisition-related costs, and similar matters are forward-looking statements. In some cases, these statements can be identified by the Company's use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," "or "intend." The forward-looking information is based on various factors and was derived using numerous assumptions. However, these statements only reflect the Company's predictions. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the Company's actual results to differ materially from the statements. Important factors that could cause the Company's actual results to be materially different from its expectations include actions of competitors, customer relationships, market acceptance of new products, actual amounts and timing of special charge items, removal and disposal costs, final negotiations of third-party contracts, the impact of stock market conditions on its share repurchase program, fluctuations in the cost and availability of supply-chain resources and global economic conditions, including interest and currency rate fluctuations, and inflation rates. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                          HISTORICAL FINANCIAL SUMMARY


(MILLIONS EXCEPT
 PER SHARE DATA)               2001       2000       1999       1998       1997       1996      1995
----------------------------------------------------------------------------------------------------------
For the year
Net Sales                    $2,372.3   $2,123.5   $2,006.9   $1,881.1   $1,801.0    $1,732.5   $1,691.1
  Percent increase               11.7 %      5.8 %      6.7 %      4.4 %      4.0 %       2.4 %     10.6 %
Operating income                240.6      225.0      170.1      182.1      170.5        92.6      171.7
Operating income
  excluding special charges     252.3      226.1      196.8      184.4      167.3       150.7      167.8
Income from unconsolidated
  operations                     21.5       18.6       13.4        6.2        7.7         5.6        2.1
Net income - continuing
  operations                    146.6      137.5       98.5      103.8       97.4        43.5       86.8
Net income (1) (7) (3)          146.6      137.5      103.3      103.8       98.4        41.9       97.5
--------------------------------------------------------------------------------------------------------
PER COMMON SHARE (2)
Earnings per share
  - assuming dilution (6)
    Continuing operations        $2.09      $1.98      $1.36     $1.41      $1.29       $0.54      $1.07
    Discontinued operations (1)      -          -          -         -       0.01        0.08       0.13
    Extraordinary item               -          -          -         -          -       (0.10)        -
 Accounting change (3) (7)           -          -       0.07         -          -           -          -
    Net earnings                 $2.09      $1.98      $1.43     $1.41      $1.30       $0.52      $1.20
Earnings per share
  - basic (1) (3) (6) (7)        $2.13      $2.00      $1.45     $1.42      $1.30       $0.52      $1.20
Common dividends declared (4)    $0.81      $0.77      $0.70     $0.65      $0.61       $0.57      $0.53
Market closing price - end
  of year                       $43.00     $37.25     $32.06    $33.38     $26.50      $24.63     $23.63
Book value per share             $6.72      $5.25      $5.43     $5.35      $5.31       $5.75      $6.39
--------------------------------------------------------------------------------------------------------
AT YEAR END
Total assets                  $1,772.0   $1,659.9   $1,188.8  $1,259.1   $1,256.2    $1,326.6   $1,614.3
Current debt                     210.8      551.9      100.6     163.6      121.3       108.9      297.3
Long-term debt                   454.1      160.2      241.4     250.4      276.5       291.2      349.1
Shareholders' equity             463.1      359.3      382.4     388.1      393.1       450.0      519.3
Total capital (9)              1,141.0    1,082.8      724.4     802.1      790.9       850.1    1,165.7
--------------------------------------------------------------------------------------------------------
STATISTICS & RATIOS
Percentage of net sales
    Gross profit margin           40.9 %     37.9 %     35.7 %    34.5 %     34.9 %      34.9 %     34.5 %
    Operating income              10.1 %     10.6 %      8.5 %     9.7 %      9.5 %       5.3 %     10.2 %
    Net income - continuing
      operations                   6.2 %      6.5 %      4.9 %     5.5 %      5.4 %       2.5 %      5.1 %
Effective tax rate                33.0 %     35.8 %     40.2 %    36.0 %     37.0 %      38.7 %     36.1 %
Depreciation and amortization    $73.0      $61.3      $57.4     $54.8      $49.3       $63.8      $63.7
Capital expenditures            $112.1      $53.6      $49.3     $54.8      $43.9       $74.7      $82.1
Economic Value Added (EVA) (8)   $78.7      $68.2      $42.3     $33.1      $23.4      $(44.6)         -
Return on equity                  35.7 %     39.4 %     28.4 %    27.7 %     25.2 %       8.6 %     20.3 %
Return on invested capital (8)    15.4 %     17.3 %     15.1 %    14.8 %     14.2 %       7.4 %        -
Debt-to-total-capital             58.3 %     65.8 %     47.2 %    51.6 %     50.3 %      47.1 %     55.5 %
Dividend payout ratio (5)         36.3 %     38.3 %     40.2 %    44.9 %     45.8 %      54.4 %     44.9 %
Average shares outstanding
    Basic                         68.9       68.8       71.4      73.3       75.7        80.6       81.2
    Assuming dilution             70.1       69.6       72.0      73.8       75.9        80.7       81.3
--------------------------------------------------------------------------------------------------------


(MILLIONS EXCEPT
 PER SHARE DATA)               1994         1993        1992       1991
----------------------------------------------------------------------------
For the year
Net Sales                      $1,529.4   $1,400.9    $1,323.9   $1,276.3
  Percent increase                  9.2 %      5.8 %       3.7 %      9.4 %
Operating income                   86.7      143.2       122.9      100.1
Operating income
  excluding special charges       157.2      143.2       122.9      100.1
Income from unconsolidated
  operations                        7.9       10.3         9.9        8.8
Net income - continuing
  operations                       42.5       82.9        73.6       60.4
Net income (1) (7) (3)             61.2       73.1        95.2       80.9
-------------------------------------------------------------------------
PER COMMON SHARE (2)
Earnings per share
  - assuming dilution (6)
    Continuing operations         $0.52      $1.01       $0.90      $0.73
    Discontinued operations (1)    0.23       0.21        0.26       0.25
    Extraordinary item                -          -           -          -
 Accounting change (3) (7)            -      (0.33)          -          -
    Net earnings                  $0.75      $0.89       $1.16      $0.98
Earnings per share
  - basic (1) (3) (6) (7)         $0.75      $0.90       $1.19      $1.01
Common dividends declared (4)     $0.49      $0.45       $0.40      $0.31
Market closing price - end
  of year                        $19.00     $23.25      $28.50     $20.63
Book value per share              $6.03      $5.70       $5.45      $4.88
-------------------------------------------------------------------------
AT YEAR END
Total assets                   $1,555.7   $1,313.2    $1,130.9   $1,037.4
Current debt                      214.0       84.7       122.6       78.2
Long-term debt                    374.3      346.4       201.0      207.6
Shareholders' equity              490.0      466.8       437.9      389.2
Total capital (9)               1,078.3      897.9       761.5      675.0
--------------------------------------------------------------------------
STATISTICS & RATIOS
Percentage of net sales
    Gross profit margin            36.5 %     38.5 %      38.9 %     36.9 %
    Operating income                5.7 %     10.2 %       9.3 %      7.8 %
    Net income - continuing
      operations                    2.8 %      5.9 %       5.6 %      4.7 %
Effective tax rate                 40.5 %     41.4 %      39.4 %    38.40 %
Depreciation and amortization     $62.5      $50.5       $43.8      $40.5
Capital expenditures              $87.7      $76.1       $79.3      $73.0
Economic Value Added (EVA) (8)        -          -           -          -
Return on equity                   12.8 %     17.0 %      23.3 %     21.8 %
Return on invested capital (8)        -          -           -          -
Debt-to-total-capital              54.6 %     48.0 %      42.5 %     42.3 %
Dividend payout ratio (5)          36.1 %     36.1 %      32.8 %     28.6 %
Average shares outstanding
    Basic                          81.2       80.8        80.1       80.0
    Assuming dilution              81.6       81.8        81.9       82.4
--------------------------------------------------------------------------

(1) The Company disposed of both Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. in 1996.

(2) All share data adjusted for 2-for-1 stock splits in January 1992.

(3) In 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

(4) Includes fourth quarter dividends which, in some years, were declared in December following the close of each fiscal year.

(5) Does not include gains or losses on sales of discontinued operations, cumulative effects of accounting changes, special charges (credits) and extraordinary items.

(6) In 1998, the Company adopted SFAS No. 128, "Earnings Per Share" and prior years' earnings per share have been restated.

(7) In 1999, the Company changed its actuarial method for computing pension expense. The accounting change resulted in a $4.8 million after-tax adjustment.

(8) The Company began calculating EVA and ROIC in 1996.

(9) Total capital includes interest bearing debt, minority interest and shareholders' equity.

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

    Although there are inherent limitations in the effectiveness of any system of internal controls, we believe our controls as of November 30, 2001 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.

/s/ Robert J. Lawless
ROBERT J. LAWLESS
CHAIRMAN, PRESIDENT & CHIEF EXECUTIVE OFFICER

/s/ Francis A. Contino
FRANCIS A. CONTINO
EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER

/s/ Kenneth A. Kelly, Jr.
KENNETH A. KELLY, JR.
VICE PRESIDENT & CONTROLLER, CHIEF ACCOUNTING OFFICER


REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS
McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2001 and 2000 and the related consolidated statements of income, cash flows and shareholders' equity for each of the three years in the period ended November 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2001 in conformity with accounting principles generally accepted in the United States.

    As discussed in Note 7 to the financial statements, the Company changed its accounting method for calculating the market-related value of plan assets used in determining the expected return-on-asset component of annual pension expense in 1999.


/s/ Ernst & Young LLP
Baltimore, Maryland
January 22, 2002

                        CONSOLIDATED STATEMENT OF INCOME



FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS EXCEPT PER SHARE DATA)             2001                2000                1999
-------------------------------------------------------------------------------------------------------------------------

Net sales                                                            $   2,372.3         $   2,123.5         $   2,006.9
Cost of goods sold                                                       1,401.0             1,318.7             1,289.7
-------------------------------------------------------------------------------------------------------------------------

Gross profit                                                               971.3               804.8               717.2
Selling, general and administrative expense                                719.9               578.7               521.4
Special charges                                                             10.8                 1.1                25.7
-------------------------------------------------------------------------------------------------------------------------

Operating income                                                           240.6               225.0               170.1
Interest expense                                                            52.9                39.7                32.4
Other income, net                                                            2.7                  .7                 4.6
-------------------------------------------------------------------------------------------------------------------------

Income from consolidated operations before income taxes                    190.4               186.0               142.3
Income taxes                                                                62.9                66.6                57.2
-------------------------------------------------------------------------------------------------------------------------

Net income from consolidated operations                                    127.5               119.4                85.1
Income from unconsolidated operations                                       21.5                18.6                13.4
Minority interest                                                            2.4                  .5                   -
-------------------------------------------------------------------------------------------------------------------------

Net income before cumulative effect of an accounting change                146.6               137.5                98.5
Cumulative effect of an accounting change, net of income taxes                 -                   -                 4.8
-------------------------------------------------------------------------------------------------------------------------

Net income                                                           $     146.6         $     137.5         $     103.3
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


EARNINGS PER COMMON SHARE - BASIC
Continuing operations                                                $       2.13        $       2.00        $       1.38
Cumulative effect of an accounting change                                       -                   -                 .07
-------------------------------------------------------------------------------------------------------------------------

Total earnings per share - basic                                     $       2.13        $       2.00        $       1.45
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


EARNINGS PER COMMON SHARE - ASSUMING DILUTION
Continuing operations                                                $       2.09        $       1.98        $       1.36
Cumulative effect of an accounting change                                       -                   -                 .07
-------------------------------------------------------------------------------------------------------------------------

Total earnings per share - assuming dilution                         $       2.09        $       1.98        $       1.43
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 37-45.

                           CONSOLIDATED BALANCE SHEET


AT NOVEMBER 30 (MILLIONS)                                                          2001                           2000
-----------------------------------------------------------------------------------------------------------------------

CURRENT ASSETS
Cash and cash equivalents                                                     $    31.3                      $    23.9
Receivables, less allowances of $7.5 for 2001 and $6.6 for 2000                   295.5                          303.3
Inventories                                                                       278.1                          274.0
Prepaid expenses and other current assets                                          30.9                           18.8
-----------------------------------------------------------------------------------------------------------------------
  Total current assets                                                            635.8                          620.0
-----------------------------------------------------------------------------------------------------------------------

Property, plant and equipment, net                                                424.5                          373.0
Intangible assets, net                                                            464.6                          453.0
Prepaid allowances                                                                 99.3                           96.1
Investments and other assets                                                      147.8                          117.8
-----------------------------------------------------------------------------------------------------------------------
  Total assets                                                                $ 1,772.0                      $ 1,659.9
-----------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES
Short-term borrowings                                                         $   209.8                      $   473.1
Current portion of long-term debt                                                   1.0                           78.8
Trade accounts payable                                                            184.0                          185.3
Other accrued liabilities                                                         318.9                          290.0
-----------------------------------------------------------------------------------------------------------------------
  Total current liabilities                                                       713.7                        1,027.2
-----------------------------------------------------------------------------------------------------------------------

Long-term debt                                                                    454.1                          160.2
Deferred taxes                                                                     25.8                            3.2
Other long-term liabilities                                                       115.3                          110.0
-----------------------------------------------------------------------------------------------------------------------
  Total liabilities                                                             1,308.9                        1,300.6
-----------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
Common stock, no par value; authorized 160.0 shares; issued and
  outstanding: 2001- 7.9 shares, 2000 - 8.3 shares                                 60.4                           49.8
Common stock non-voting, no par value; authorized 160.0 shares;
  issued and outstanding: 2001 - 61.3 shares, 2000 - 60.0 shares                  142.5                          125.5
Retained earnings                                                                 344.1                          263.3
Accumulated other comprehensive income                                            (83.9)                         (79.3)
-----------------------------------------------------------------------------------------------------------------------
  Total shareholders' equity                                                      463.1                          359.3
-----------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity                                   $1,772.0                      $ 1,659.9
-----------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 37-45.

                      CONSOLIDATED STATEMENT OF CASH FLOWS


FOR THE YEAR ENDED NOVEMBER 30 (MILLIONS)                                   2001                2000                1999
-------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                           $     146.6        $      137.5         $     103.3
Adjustments to reconcile net income to net cash provided by
  operating activities
    Special charges and accounting change                                   11.7                   -                21.9
    Depreciation and amortization                                           73.0                61.3                57.4
    Deferred income taxes                                                    2.2                (5.1)                6.4
    Other                                                                     .5                  .5                 1.6
    Income from unconsolidated operations                                  (21.5)              (18.6)              (13.4)
    Changes in operating assets and liabilities
      Receivables                                                            9.5               (24.5)               (2.1)
      Inventories                                                           (3.3)               (9.8)               16.0
      Prepaid allowances                                                    (3.3)               13.0                34.6
      Trade accounts payable                                                (1.6)               (4.8)                3.2
      Other assets and liabilities                                         (27.7)               41.8                (7.6)
Dividends received from unconsolidated affiliates                           18.4                10.7                 8.0
-------------------------------------------------------------------------------------------------------------------------
  Net cash provided by operating activities                                204.5               202.0               229.3
-------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
Acquisitions of businesses                                                     -              (386.6)                  -
Capital expenditures                                                      (112.1)              (53.6)              (49.3)
Proceeds from sale of assets                                                  .7                 1.6                 3.0
Other                                                                        (.5)               (4.0)                 .4
-------------------------------------------------------------------------------------------------------------------------
  Net cash used in investing activities                                   (111.9)             (442.6)              (45.9)
-------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
Short-term borrowings, net                                                (263.3)              380.2               (46.4)
Long-term debt borrowings                                                  297.8                   -                  .3
Long-term debt repayments                                                  (82.1)              (10.0)              (24.3)
Common stock issued                                                         29.2                 9.0                11.6
Common stock acquired by purchase                                          (11.9)              (72.3)              (81.0)
Dividends paid                                                             (55.1)              (52.3)              (48.7)
-------------------------------------------------------------------------------------------------------------------------
  Net cash (used in)/provided by financing activities                      (85.4)              254.6              (188.5)
-------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                  .2                (2.1)                (.6)
-------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash and cash equivalents                             7.4                11.9                (5.7)
Cash and cash equivalents at beginning of year                              23.9                12.0                17.7
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $      31.3        $       23.9         $      12.0
-------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------

          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 37-45.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY



                                                               Common                                 Accumulated
                                                     Common    Stock        Common                       Other           Total
                                                     Stock   Non-Voting     Stock       Retained     Comprehensive   Shareholders'
(MILLIONS EXCEPT PER SHARE DATA)                     Shares    Shares       Amount      Earnings         Income         Equity
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1998                              9.7      62.8    $   169.0    $    262.3    $    (43.2)     $    388.1
Comprehensive income:
  Net income                                                                               103.3                         103.3
  Currency translation adjustments                                                                           -               -
  Minimum pension liability adjustment,
    net of tax ($3.6 million)                                                                              6.6             6.6
  Change in realized and unrealized gains on
    derivative financial instruments, net of tax
    ($1.3 million)                                                                                         2.4             2.4
                                                                                                                       -----------
Comprehensive income                                                                                                     112.3
                                                                                                                       -----------
Dividends paid ($.68/share)                                                                (48.7)                        (48.7)
Shares purchased and retired                            (.5)     (2.1)        (6.8)        (74.2)                        (81.0)
Shares issued                                            .3        .2         11.6                                        11.6
Other                                                                                         .1                            .1
Equal exchange                                          (.6)       .6                                                        -
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 1999                              8.9      61.5    $   173.8    $    242.8    $    (34.2)     $    382.4
Comprehensive income:
  Net income                                                                               137.5                         137.5
  Currency translation adjustments                                                                       (40.1)          (40.1)
  Change in realized and unrealized gains on
    derivative financial instruments, net of tax
    ($2.8 million)                                                                                        (5.0)           (5.0)
                                                                                                                       -----------
Comprehensive income                                                                                                      92.4
                                                                                                                       -----------
Dividends paid ($.76/share)                                                                (52.3)                        (52.3)
Shares purchased and retired                            (.8)     (1.7)        (7.5)        (64.8)                        (72.3)
Shares issued                                            .3        .1          9.0                                         9.0
Other                                                                                         .1                            .1
Equal exchange                                          (.1)       .1                                                        -
----------------------------------------------------------------------------------------------------------------------------------
Balance, November 30, 2000                              8.3      60.0    $   175.3    $    263.3    $    (79.3)     $    359.3
COMPREHENSIVE INCOME:
  NET INCOME                                                                               146.6                         146.6
  CURRENCY TRANSLATION ADJUSTMENTS                                                                         7.2             7.2
  CHANGE IN REALIZED AND UNREALIZED GAINS ON
    DERIVATIVE FINANCIAL INSTRUMENTS, NET OF TAX
    ($4.8 MILLION)                                                                                        (9.9)           (9.9)
  PENSION ADJUSTMENT                                                                                      (1.9)           (1.9)
                                                                                                                       -----------
COMPREHENSIVE INCOME                                                                                                     142.0
                                                                                                                       -----------
DIVIDENDS PAID ($.80/SHARE)                                                                (55.1)                        (55.1)
SHARES PURCHASED AND RETIRED                            (.2)      (.1)        (1.6)        (10.3)                        (11.9)
SHARES ISSUED                                            .6        .6         29.2                                        29.2
OTHER                                                                                        (.4)                          (.4)
EQUAL EXCHANGE                                          (.8)       .8                                                        -
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 30, 2001                              7.9      61.3       $202.9    $    344.1    $    (83.9)     $    463.1
----------------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------------

          SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, PAGES 37-45.

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

USE OF ESTIMATES
Preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates.

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

REVENUE RECOGNITION
Sales are recognized when revenue is realized or realizable and earned. In general, revenue is recognized when risk and title to the product transfer to the customer, which usually occurs at the time the company ships the goods to the customer.

SHIPPING AND HANDLING
Shipping and handling costs are included in selling, general and administrative expenses. The total amount of shipping and handling costs was $55.5 million, $42.6 million, and $39.0 million for 2001, 2000, and 1999, respectively.

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

FOREIGN CURRENCY TRANSLATION
Assets and liabilities of the Company's foreign subsidiaries are translated at current exchange rates, while income and expenses are translated at average rates for the period. Translation gains and losses are reported in other comprehensive income in shareholders' equity.

ACCOUNTING AND DISCLOSURE CHANGES
In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." The Emerging Issues Task Force (EITF) issued EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," which required the Company to reclassify certain shipping and handling costs billed to customers as sales. These pronouncements, which were adopted in 2001, had no material impact on the Company's financial statements.
   In November 2001, the EITF issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF's 00-14, 00-22, and 00-25. This will require the Company to reclassify certain marketing expenses as a reduction of sales. Concurrent with the adoption of EITF 01-09, the Company is also reclassifying certain expenses from selling, general and administrative expense to cost of goods sold. These reclassifications will take place in the first quarter of 2002 and prior periods will be reclassified. The effect of these reclassifications on 2001 will be a decrease to sales of $153.9 million, an increase in cost of goods sold of $20.0 million, and a decrease in selling, general and administrative expenses of $173.9 million. These reclassifications will decrease gross profit margin as a percentage of sales from 40.9% to 35.9% and increase operating income as a percentage of sales from 10.1% to 10.8% in 2001. These reclassifications will not impact net income.
   In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. This statement eliminates the pooling-of-interest method of accounting, and further clarifies the criteria for recognition of intangible assets separately from goodwill. Under SFAS No. 142, goodwill and indefinite lived intangible assets will no longer be amortized but will be subject to annual impairment tests in accordance with the new standard. Separable intangible assets that have finite lives will continue to be amortized over their useful lives. The Company will adopt

SFAS No. 142 on December 1, 2001. No goodwill impairment will result upon adoption. The Company recorded $13.0 million of goodwill amortization expense ($12.2 million after tax) for the year ended November 30, 2001.

RECLASSIFICATIONS
Certain amounts in prior years have been reclassified to conform to the 2001 presentation.

2. SPECIAL CHARGES
During the fourth quarter of 2001, the Company adopted a plan to further streamline its operations. This plan includes the consolidation of several distribution and manufacturing locations, the reduction of administrative and manufacturing positions, and the reorganization of several joint ventures. The total plan will cost approximately $32.6 million ($25.6 million after tax) and will be implemented over the next 18 months. Total cash expenditures in connection with these costs will approximate $13.7 million, which will be funded through internally generated funds. Once fully implemented, annualized savings are expected to be approximately $8.0 million ($5.3 million after tax). These savings will be used for investment spending on initiatives such as brand support and supply chain management. The aforementioned savings and administrative expenses are expected to be included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.
   In the fourth quarter of 2001, the Company recorded charges of $11.7 million ($7.7 million after-tax) under this plan. Of this amount $10.8 million was classified as special charges and $0.9 million as cost of goods sold in the consolidated statement of income. Additional amounts under the plan were not recorded since they are either incremental costs directly related to the implementation of the plan and will be expensed as incurred, or the plans were not sufficiently detailed to allow for accounting accrual. The Company expects to record these additional costs in 2002.
   The costs recorded in the fourth quarter of 2001 relate to the consolidation of manufacturing in Canada, a distribution center consolidation in the U.S., a product line elimination and a realignment of our sales operations in the U.K., and a workforce reduction of 275 positions which encompasses plans in all segments and across all geographic areas. As of November 30, 2001, 135 of the 275 position reductions had been realized.
   The major components of the special charges include charges for employee termination benefits of $6.3 million, impairment charges of $1.6 million, and other related exit costs of $3.8 million. Asset impairments consist of $0.7 million of property, plant and equipment and $0.9 million of inventory which were recorded as a direct result of the Company's decision to exit facilities or product lines. Other exit costs consist primarily of lease terminations.
   The major components of the special charges and the remaining accrual balance as of November 30, 2001 follow:

                        Severance
                      and personnel       Asset          Other
(MILLIONS)                costs        write-downs     exit costs     Total
-------------------------------------------------------------------------------
2001
SPECIAL CHARGES          $ 6.3           $1.6             $3.8        $11.7
AMOUNTS UTILIZED           (.5)          (1.6)               -         (2.1)
-------------------------------------------------------------------------------
                         $ 5.8           $  -             $3.8        $ 9.6
-------------------------------------------------------------------------------

   During 1999, the Company recorded special charges of $26.7 million ($23.2 million after-tax) associated with a plan to streamline operations approved by the Company's Board of Directors in May 1999. Of this amount, $25.7 million was classified as special charges and $1.0 million as cost of goods sold in the consolidated statement of income in 1999.
   In Europe, the Company consolidated certain U.K. facilities, improved efficiencies within previously consolidated European operations and realigned operations between the U.K. and other European locations.
   The major components of the special charges included workforce reductions, building and equipment disposals, write-downs of intangible assets and other related exit costs. In total, the streamlining actions resulted in the elimination of approximately 300 positions, primarily outside the U.S. Asset write-downs, including $5.7 million of property, plant and equipment, $9.1 million of intangible assets and $1.0 million in inventory, were recorded as a direct result of the Company's decision to exit facilities, businesses or operating activities. The fair value of the intangible assets, primarily related to goodwill from prior acquisitions in Finland and Switzerland, was based on a discounted value of estimated future cash flows. Other exit costs consisted primarily of employee and equipment relocation costs, lease exit costs and consulting fees.
   During 2000, the Company recorded $1.1 million of additional special charges associated with the 1999 restructuring, which could not be accrued in 1999.
   The major components of the special charges and the remaining accrual balance as of November 30, 2001 follow:

                          Severance
                         and personnel     Asset           Other
(MILLIONS)                  costs       write-downs      exit costs     Total
--------------------------------------------------------------------------------
1999
Special charges (credits)  $  7.9          $  15.8         $  3.0      $  26.7
Amounts utilized             (4.0)           (15.8)          (1.2)       (21.0)
--------------------------------------------------------------------------------
                           $  3.9          $     -         $  1.8      $   5.7
2000
Special charges (credits)      .8              (.3)            .6          1.1
Amounts utilized             (3.7)              .3           (2.3)        (5.7)
--------------------------------------------------------------------------------
                           $  1.0          $     -         $   .1      $   1.1
2001
AMOUNTS UTILIZED             (1.0)               -            (.1)        (1.1)
--------------------------------------------------------------------------------
                           $    -          $     -         $    -      $     -
--------------------------------------------------------------------------------

3. ACQUISITIONS
On August 31, 2000, the Company acquired Ducros, S.A. and Sodis, S.A.S. from Eridania Beghin-Say, for 2.75 billion French francs (equivalent to $379 million). The purchase contract allows for a potential adjustment to the purchase price. This adjustment procedure has not been concluded, however the potential adjustment under the contract can only decrease the purchase price. Any reduction in the purchase price would be recorded as a decrease to goodwill. Ducros, headquartered in France, manufactures and markets spices and herbs, and dessert aid products. Key brands include Ducros, Vahine, and Margao which are produced mainly in France. Sodis manages the racking and merchandising of Ducros products in supermarkets and hypermarkets.
   $370 million of the purchase was financed through 6.7% commercial paper with the remainder funded by internally generated funds. The Company replaced $300 million of commercial paper with 6.4% and 6.8% medium-term notes in January 2001. The effective interest rate on the medium-term notes is 7.62% due to the amortization of the discount ($2.2 million), origination fees ($1.1 million), and swap settlement costs ($14.7 million). (See footnote 6) The acquisition was accounted for under the purchase method, and the results of Ducros and Sodis have been included in the Company's consolidated results from the date of acquisition.
   During 2001, the purchase price allocation was finalized. The purchase price has been allocated to the assets ($193.6 million), liabilities ($157.6 million), and minority interest ($10.6 million), based upon their fair market values. Included in liabilities is $11.4 million of accruals for the reorganization of resources in the Ducros organization in Europe. Actions under this plan, which was formulated in conjunction with the acquisition, include the consolidation of sales areas and offices and the exit from certain smaller markets. The major components of the accrual include charges for employee termination benefits of $8.9 million and other exit costs of $2.5 million. $2.0 million of these accruals were utilized in 2001, and the remaining accrual is $9.4 million. Goodwill ($353.6 million) is being amortized over 40 years.

4. INVESTMENTS
Although the Company reports its share of net income from affiliates, their financial statements are not consolidated with those of the Company. The Company's share of undistributed earnings of the affiliates was $53.7 million at November 30, 2001.
   Summarized year-end information from the financial statements of these companies representing 100% of the businesses follows:

(MILLIONS)                     2001        2000      1999
-----------------------------------------------------------
Net sales                   $ 436.3    $  437.7  $  378.3
Gross profit                  209.1       200.7     158.7
Net income                     43.0        36.1      26.7
-----------------------------------------------------------
Current assets              $ 161.0    $  177.1  $  168.0
Noncurrent assets             110.7       106.4      82.6

Current liabilities            83.3        92.5      97.1
Noncurrent liabilities         46.2        62.7      46.1
-----------------------------------------------------------

   Royalty income from unconsolidated affiliates was $9.4 million, $9.0 million and $5.1 million for 2001, 2000, and 1999, respectively.

   5. FINANCING ARRANGEMENTS
The Company's outstanding debt is as follows:

(MILLIONS)                               2001      2000
-------------------------------------------------------------
Short-term borrowings
  Commercial paper (1)                 $  173.5  $  443.0
  Other                                    36.3      30.1
-------------------------------------------------------------
                                       $  209.8  $  473.1
-------------------------------------------------------------
Weighted-average interest rate
  of short-term borrowings at year end      3.17%    6.65%
-------------------------------------------------------------
Long-term debt
  8.95% note due 2001(1)               $      -  $   74.9
  5.78% - 7.77% medium-term notes
    due 2004 to 2006                       95.0      95.0
  7.63% - 8.12% medium-term notes
    due 2024(2)                            55.0      55.0
  6.40% - 6.80% medium-term notes
    due 2006 to 2008(3)                   298.2         -
  9.34% pound sterling installment
    note due through 2001                     -       3.1
Other                                       6.9      11.0
-------------------------------------------------------------
                                          455.1     239.0
Less current portion                        1.0      78.8
-------------------------------------------------------------
                                       $  454.1  $  160.2
-------------------------------------------------------------

(1) The variable interest rate on $75 million commercial paper that was used to retire the 8.95% note in 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments will be fixed at 6.35% during this period.

(2) Holders have a one-time option to require retirement of these notes in 2004.

(3) Forward starting interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $294 million of the notes at a weighted average fixed rate of 7.62%.

   The fair value of the Company's short-term borrowings approximated the recorded value. The fair value of long-term debt including the current portion of long-term debt was $467.8 million and $241.7 million at November 30, 2001 and 2000, respectively.
   Maturities of long-term debt during the four years subsequent to November 30, 2002 are as follows (in millions):

      2003 - $  .5       2005 - $ 32.3
      2004 - $16.3       2006 - $196.4

   The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2001 was $392.7 million, of which $350.0 million supports a commercial paper borrowing arrangement. Of these unused facilities, $225.0 million expire in 2006 and the remainder expire in 2002. Some credit facilities in support of commercial paper issuance require a commitment fee. Annualized commitment fees at November 30, 2001 were $0.3 million.
   Rental expense under operating leases was $17.0 million in 2001, $17.9 million in 2000 and $17.4 million in 1999. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

      2002 - $ 11.9      2005 - $  2.4
      2003 - $  7.3      2006 - $  1.3
      2004 - $  4.8      Thereafter - $ .7

   At November 30, 2001, the Company had unconditionally guaranteed $0.7 million of the debt of unconsolidated affiliates. The Company has guaranteed 85% of the residual value of a leased distribution center and the debt of the lessor from which this facility is leased. The lease, which expires in 2005 and has two subsequent five-year renewal options, is treated as an operating lease. Rent expense under the lease is determined as LIBOR plus 0.375% applied to the initial cost of the facility. At November 30, 2001, the debt under this guarantee was $14 million. A third party maintains a substantial residual equity investment in the lessor, and therefore, this entity is not consolidated with the Company.

6. FINANCIAL INSTRUMENTS

The Company utilizes derivative financial instruments to enhance its ability to manage risk, including foreign currency and interest rate exposures which exist as part of its ongoing business operations. The Company does not enter into contracts for trading purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.
   The Company's derivatives are accounted for under the requirements of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." All derivatives are recognized at fair value in the consolidated balance sheet. In evaluating the fair value of financial instruments, including derivatives, the Company uses third-party market quotes or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities.

FOREIGN CURRENCY
The Company is potentially exposed to foreign currency fluctuations affecting net investments, transactions and earnings denominated in foreign currencies. The Company selectively hedges the potential effect of these foreign currency fluctuations by entering into foreign currency exchange contracts with highly-rated financial institutions.
   Contracts which are designated as hedges of anticipated purchases denominated in a foreign currency (generally purchases of raw materials in U.S. dollars by operating units outside the U.S.) are considered cash flow hedges. The gains and losses on these contracts are deferred in other comprehensive income until the hedged item is recognized in income, at which time the net amount deferred in other comprehensive income is also recognized in income. Gains and losses from hedges of assets, liabilities or firm commitments are recognized through income, offsetting the change in fair value of the hedged item.
   At November 30, 2001, the Company had foreign currency exchange contracts maturing within one year to purchase or sell $41.2 million of foreign currencies versus $0.8 million at November 30, 2000. The fair value of these contracts was $0.7 million and $0.0 million at November 30, 2001 and 2000, respectively. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year and therefore are considered cash flow hedges. Hedge ineffectiveness was not material.

INTEREST RATES
The Company finances a portion of its operations through debt instruments, primarily commercial paper, notes and bank loans whose fair values are indicated in Note 5. The Company utilizes interest rate swap agreements as cash flow hedges to lock in the interest rate on borrowings or anticipated borrowings and therefore achieve a desired proportion of variable versus fixed rate debt.
   The variable interest on commercial paper which was used to retire the 8.95% note due 2001 is hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments on $75 million of commercial paper will be effectively fixed at 6.35% during the period. The unrealized gain or loss on these swaps is recorded in other comprehensive income, as the Company intends to hold these forward starting interest rate swaps until maturity. Subsequent to the starting date of these swaps, the net cash settlements are reflected in interest expense in the applicable period.
   In September of 2000, the Company entered into forward starting interest rate swaps to manage the interest rate risk associated with the anticipated issuance of $294 million fixed rate medium-term notes, which were issued in January 2001. The Company settled these swaps for a cash payment of $14.7 million upon issuance of the medium-term notes. The loss on these swaps was deferred in other comprehensive income and is being amortized over the five to seven year life of the medium-term notes as a component of interest expense.
   The notional amount of all open interest rate swaps was $75 million and $369 million at November 30, 2001 and 2000, respectively. The fair market value of all the swaps was $(6.0) and $(3.8) million at November 30, 2001 and 2000, respectively. Hedge ineffectiveness was not material.

OTHER FINANCIAL INSTRUMENTS
The Company's other financial instruments include cash and cash equivalents, receivables and accounts payable. As of November 30, 2001 and 2000, the fair value of other financial instruments held by the Company approximated the recorded value.
   Investments, consisting principally of investments in unconsolidated affiliates, are not readily marketable. Therefore, it is not practicable to estimate their fair value.

CONCENTRATIONS OF CREDIT RISK
The Company is potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2001. The Company evaluates the credit worthiness of the counterparties to financial instruments and considers nonperformance credit risk to be remote.

7. PENSION AND 401(K)/PROFIT SHARING PLANS
The Company's pension expense is as follows:

                                  United States            International
(MILLIONS)                  2001      2000      1999     2001     2000    1999
--------------------------------------------------------------------------------
Defined benefit plans
  Service cost            $  7.7    $  7.1   $   7.4   $  3.5   $  2.7   $ 2.8
  Interest costs            14.6      13.8      12.7      3.6      3.3     3.2
  Expected return on
    plan assets            (15.5)    (14.1)    (11.9)    (5.3)    (4.7)   (5.2)
  Amortization of prior
    service costs             .1        .1        .1       .1       .1      .1
  Amortization of
    transition assets         .2        .2       (.6)       -      (.1)    (.1)
  Curtailment loss             -         -         -      (.4)       -      .2
  Recognized net
    actuarial loss (gain)    1.0       1.3       3.3      (.1)       -     (.1)
Other retirement plans         -         -        .1       .9       .5      .7
--------------------------------------------------------------------------------
                          $  8.1    $  8.4  $   11.1   $  2.3   $  1.8   $ 1.6
--------------------------------------------------------------------------------

   The Company's U.S. pension plans held .5 million shares, with a fair value of $19.8 million, of the Company's stock at November 30, 2001. Dividends paid on these shares in 2001 were $0.4 million.

   Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans' funded status at September 30, the measurement date, follow:

                                          United States        International
(MILLIONS)                               2001       2000      2001       2000
-------------------------------------------------------------------------------
Change in benefit obligation
  Beginning of the year              $  186.9    $ 176.5    $ 59.0    $ 58.9
    Service cost                          7.7        7.1       3.5       2.7
    Interest costs                       14.6       13.8       3.6       3.3
    Employee contributions                  -          -       1.2       1.2
    Plan changes and other                (.1)        .6        .8         -
    Curtailment                             -          -       (.5)        -
    Actuarial loss                       28.5         .6       2.0        .6
    Benefits paid                        (8.8)     (11.7)     (2.1)     (2.1)
    Foreign currency impact                 -          -       (.7)     (5.6)
-------------------------------------------------------------------------------
End of the year                      $  228.8    $ 186.9    $ 66.8    $ 59.0
-------------------------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year              $  167.4    $ 154.7    $ 65.6    $ 60.7
    Actual return on plan assets         (9.6)      15.4     (11.4)     10.5
    Employer contributions               16.2        7.6       2.3       1.1
    Employee contributions                  -          -       1.2       1.2
    Benefits paid                        (7.2)     (10.3)     (2.1)     (2.1)
    Foreign currency impact                 -          -       (.5)     (5.8)
-------------------------------------------------------------------------------
  End of the year                    $  166.8    $ 167.4    $ 55.1    $ 65.6
-------------------------------------------------------------------------------
Reconciliation of funded status
  (Under)/over funded status         $  (62.0)   $ (19.5)   $(11.7)   $  6.6
  Unrecognized net actuarial
    loss (gain)                          79.9       24.5      10.8      (7.6)
  Unrecognized prior
    service cost                           .7         .2        .5        .5
  Unrecognized transition
    asset (liability)                      .2         .5       (.2)      (.3)
  Employer contributions                    -          -        .3        .3
-------------------------------------------------------------------------------
                                     $   18.8    $   5.7    $  (.3)   $  (.5)
-------------------------------------------------------------------------------

   Included in the United States in the table above is a benefit obligation of $20.0 million and $17.0 million for 2001 and 2000, respectively, related to an unfunded pension plan. The accrued liability related to this plan was $12.3 million and $10.5 million as of November 30, 2001 and 2000, respectively.

   Amounts recognized in the consolidated balance sheet consist of the following:

                                          United States        International
(MILLIONS)                               2001       2000      2001       2000
-------------------------------------------------------------------------------
Prepaid pension cost                 $   18.8    $   5.7    $   .9    $   .5
Accrued pension liability                   -          -      (1.2)     (1.0)
-------------------------------------------------------------------------------
                                     $   18.8    $   5.7    $  (.3)   $  (.5)
-------------------------------------------------------------------------------

   The accumulated benefit obligation for the U.S. pension plans was $184.9 million and $152.4 million as of September 30, 2001 and 2000, respectively.

                                          United States        International
(MILLIONS)                               2001       2000      2001       2000
-------------------------------------------------------------------------------
Significant assumptions
  Discount rate                           7.25%     8.0%    5.75-6.5%  6.0-6.5%
  Salary scale                            4.5%      4.5%     3.5-4.0%  3.5-4.0%
  Expected return on plan assets         10.0%     10.0%         8.5%      8.5%
-------------------------------------------------------------------------------

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

   Under the new actuarial method, the calculated market-related value of plan assets more closely approximates fair value, while still mitigating the effect of annual market value fluctuations. It also reduces the growing difference between the fair value and calculated market-related value of plan assets that has resulted from the recent accumulation of unrecognized gains and losses. While this change better represents the amount of ongoing pension expense, the new method did not have a material impact on the Company's results of operations in 2001, 2000 or 1999 and is not expected to have a material impact in future years.

401(k) PLAN/PROFIT SHARING PLAN

Effective December 1, 2000, the Board of Directors approved an amendment to eliminate the "Profit Sharing Feature" of the McCormick Profit Sharing Plan. At the same time, the Company match in the "401(k) feature" was enhanced such that the Company matches 100% of the participant's contribution up to the first 3% of the participant's salary, and 50% of the next 2% of a participant's salary. In conjunction with these amendments, the plan was also renamed the McCormick 401(k) Retirement Plan.

   Company contributions charged to expense under the McCormick 401(k) Retirement Plan and the McCormick Profit Sharing Plan were $6.6 million, $5.8 million and $6.0 million in 2001, 2000 and 1999, respectively.

   The McCormick 401(k) Retirement Plan held 2.3 million shares, with a fair value of $99.1 million, of the Company's stock at November 30, 2001. Dividends paid on these shares in 2001 were $1.8 million.

8. OTHER POSTRETIREMENT BENEFITS

The Company's other postretirement benefit expense follows:

(MILLIONS)                                2001       2000       1999
----------------------------------------------------------------------
Other postretirement benefits
  Service cost                          $  2.6     $  2.4    $   2.6
  Interest cost                            5.5        5.3        4.9
  Amortization of prior service cost       (.7)       (.7)       (.1)
  Accelerated recognition of prior
    unrecognized service cost                -        (.6)         -
----------------------------------------------------------------------
                                        $  7.4     $  6.4    $   7.4
----------------------------------------------------------------------

   Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plan's funded status at November 30, the measurement date, follow:

(MILLIONS)                                   2001        2000
---------------------------------------------------------------
Change in benefit obligation
  Beginning of the year                    $ 71.3     $  65.1
  Service cost                                2.6         2.4
  Interest cost                               5.5         5.3
  Employee contributions                      2.0         1.7
  Actuarial loss                              5.6         2.0
  Benefits paid                              (5.2)       (5.2)
---------------------------------------------------------------
  End of the year                          $ 81.8     $  71.3
---------------------------------------------------------------
Change in fair value of plan assets
  Beginning of the year                    $    -     $     -
    Employer contributions                    3.2         3.5
    Employee contributions                    2.0         1.7
    Benefits paid                            (5.2)       (5.2)
---------------------------------------------------------------
  End of the year                          $    -     $     -
---------------------------------------------------------------
Reconciliation of funded status
  Funded status                            $(81.8)    $ (71.3)
  Unrecognized net actuarial loss (gain)      7.3         1.8
  Unrecognized prior service cost            (5.3)       (6.0)
---------------------------------------------------------------
  Other postretirement benefit liability   $(79.8)    $ (75.5)
---------------------------------------------------------------

   The assumed weighted-average discount rates were 7.25% and 8.00% for 2001 and 2000, respectively.

   The assumed annual rate of increase in the cost of covered health care benefits is 7.20% for 2001. It is assumed to decrease gradually to 5.25% in the year 2007 and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

                                         1-Percentage-       1-Percentage-
(MILLIONS)                              Point Increase      Point Decrease
--------------------------------------------------------------------------
Effect on benefit obligation as of
  November 30, 2001                         $ 6.8              $ (6.1)
Effect on total of service and interest
  cost components in 2001                   $ 1.0              $  (.8)
--------------------------------------------------------------------------

9. INCOME TAXES
The provision for income taxes consists of the following:

(MILLIONS)                          2001       2000      1999
---------------------------------------------------------------
Income taxes
  Current
    Federal                      $  43.6    $  51.4   $  35.6
    State                            3.4        5.2       2.7
    International                   13.7       15.1      12.5
---------------------------------------------------------------
                                    60.7       71.7      50.8
---------------------------------------------------------------
  Deferred
    Federal                          3.5       (5.2)      4.8
    State                             .6        (.7)      1.3
    International                   (1.9)        .8        .3
---------------------------------------------------------------
                                     2.2       (5.1)      6.4
---------------------------------------------------------------
Total income taxes               $  62.9    $  66.6   $  57.2
---------------------------------------------------------------

   The components of income from consolidated continuing operations before income taxes follow:

(MILLIONS)                          2001       2000      1999
---------------------------------------------------------------
Pretax income
  United States                  $ 125.6    $ 133.7   $ 119.3
  International                     64.8       52.3      23.0
---------------------------------------------------------------
                                 $ 190.4    $ 186.0   $ 142.3
---------------------------------------------------------------

   A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

                                              2001       2000      1999
-------------------------------------------------------------------------
Federal statutory tax rate                   35.0%      35.0%     35.0%
State income taxes, net of
  federal benefits                            1.3        1.6       1.9
Tax effect of international operations       (2.3)       (.4)       .5
Tax credits                                  (1.6)      (1.8)     (1.6)
Nondeductible special charges                   -          -       4.2
Other, net                                     .6        1.4        .2
-------------------------------------------------------------------------
Effective tax rate                           33.0%      35.8%     40.2%
-------------------------------------------------------------------------

   Deferred tax assets and liabilities are comprised of the following:

(MILLIONS)                                   2001        2000
----------------------------------------------------------------
Deferred tax assets
  Postretirement benefit obligations     $   42.7    $   37.6
  Accrued expenses and other reserves        15.9        14.2
  Inventory                                   3.4         4.0
  Net operating losses and tax credits       12.3         7.3
  Other                                      29.8        22.3
  Valuation allowance                       (11.5)       (7.3)
----------------------------------------------------------------
                                             92.6        78.1
----------------------------------------------------------------
Deferred tax liabilities
  Depreciation                               39.5        36.9
  Other                                      45.6        31.5
----------------------------------------------------------------
                                             85.1        68.4
----------------------------------------------------------------
Net deferred tax asset                   $    7.5    $    9.7
----------------------------------------------------------------

   Deferred tax assets are primarily in the U.S. The Company has a history of having taxable income and anticipates future taxable income to realize these assets.

   U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $106.3 million at November 30, 2001.

10. STOCK PURCHASE AND OPTION PLANS

The Company has an Employee Stock Purchase Plan (ESPP) enabling substantially all U.S. employees to purchase the Company's common stock at the lower of the stock price on the grant date or the exercise date. Similarly, options were granted for certain foreign-based employees in lieu of their participation in the ESPP. Options granted under the plans have two or three year terms.

   Under the Company's 1997 and 2001 Stock Option Plans, the McCormick (U.K.) Share Option Schemes, and the McCormick France Share Option Plan, options to purchase shares of the Company's common stock have been or may be granted to employees. The option price for shares granted under these plans is the fair market value on the grant date. Options granted under these plans have five or ten year terms.

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

(MILLIONS EXCEPT PER SHARE DATA)       2001      2000      1999
------------------------------------------------------------------
Pro forma net income                $ 131.7   $ 131.1   $  98.2
Pro forma earnings per share
  Assuming dilution                    1.88      1.88      1.36
  Basic                                1.91      1.91      1.38
------------------------------------------------------------------

   The effects of applying SFAS No. 123 on pro forma net income are not indicative of future amounts until the new rules are applied to all outstanding non-vested awards.

   The per share weighted-average fair value of options granted during the year was $10.81, $6.65, and $6.02 in 2001, 2000 and 1999, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for the Stock Option Plans, McCormick (U.K.) Share Option Schemes, McCormick France Share Option Plan, and the ESPP (including options to foreign employees):

                                2001            2000            1999
---------------------------------------------------------------------------
Risk-free interest rates        5.0%            5.6%       4.9%-5.4%
Dividend yields                 2.0%            2.0%            2.0%
Expected volatility            26.0%           24.5%           24.2%
Expected lives              1.6-7.2 years   1.6-4.8 years   1.6-6.0 years
---------------------------------------------------------------------------

   A summary of the Company's stock option plans for the years ended November 30 follows:

(OPTIONS IN MILLIONS)              2001                   2000                 1999
----------------------------------------------------------------------------------------
                                 WEIGHTED-              Weighted-            Weighted-
                                  AVERAGE                average              average
                                 EXERCISE               exercise              exercise
                     SHARES       PRICE       Shares      price     Shares     price
----------------------------------------------------------------------------------------
Beginning of year      5.5       $27.62        4.5       $27.86      3.7       $26.50
Granted                2.2       $36.41        1.5       $25.65      1.6       $29.06
Exercised             (1.1)      $24.84        (.4)      $22.68      (.6)      $23.54
Forfeited              (.1)      $27.72        (.1)      $27.65      (.2)      $25.91
----------------------------------------------------------------------------------------
End of year            6.5       $30.91        5.5       $27.62      4.5       $27.86
----------------------------------------------------------------------------------------
Exercisable --
 end of year           2.6       $29.63        2.5       $27.33      2.3       $25.54
----------------------------------------------------------------------------------------


(OPTION SHARES IN MILLIONS) Options outstanding       Options exercisable
--------------------------------------------------------------------------
                          Weighted     Weighted             Weighted
   Range of                average      average             average
   exercise               remaining    exercise             exercise
     price        Shares  life (yrs)     price     Shares    price
--------------------------------------------------------------------------
$18.76 - $23.03     0.1      3.9        $22.16       0.1     $22.16
$23.03 - $27.30     2.0      5.8        $25.10       0.9     $24.71
$27.30 - $31.57     1.2      7.1        $29.05       0.6     $29.04
$31.57 - $35.84     2.9      8.1        $34.80       0.8     $33.21
$35.84 - $40.11     0.2      2.0        $39.98       0.2     $40.02
$40.11 - $44.38     0.1      8.1        $42.94       0.0     $44.38
--------------------------------------------------------------------------
                    6.5      6.9        $30.91       2.6     $29.63
--------------------------------------------------------------------------

   Under all stock purchase and option plans, there were 8.7 million and 1.2 million shares reserved for future grants at November 30, 2001 and 2000, respectively.

11. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of the required earnings per share measures, basic and assuming dilution, for the years ended November 30 follows:

(millions)                            2001        2000        1999
--------------------------------------------------------------------
Average shares outstanding -- basic   68.9        68.8        71.4
Effect of dilutive securities
  Stock options and ESPP               1.2          .8          .6
--------------------------------------------------------------------
Average shares outstanding --
  assuming dilution                   70.1        69.6        72.0
--------------------------------------------------------------------

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

   Accounting policies for measuring segment operating income and assets are substantially consistent with those described in Note 1, "Summary of Significant Accounting Policies." Intersegment sales are generally accounted for at current market value or cost plus mark up. Because of manufacturing integration for certain products within the food segments, inventory cost, including the producing segment's overhead and depreciation, is transferred and recognized in the operating income of the receiving segment. Corporate and eliminations includes general corporate expenses, intercompany eliminations and other charges not directly attributable to the segments. Corporate assets include cash, deferred taxes and certain investments and fixed assets.

                                                                           Total                  Corporate &
(MILLIONS)                                 Consumer      Industrial        Food     Packaging     Eliminations     Total
--------------------------------------------------------------------------------------------------------------------------
2001
NET SALES                                  $1,191.9      $ 1,000.4     $ 2,192.3      $ 180.0      $      -     $ 2,372.3
INTERSEGMENT SALES                                -            9.6           9.6         41.3         (50.9)            -
OPERATING INCOME                              161.9           89.7         251.6         18.7         (29.7)        240.6
OPERATING INCOME EXCLUDING SPECIAL CHARGES    167.0           95.6         262.6         19.4         (29.7)        252.3
INCOME FROM UNCONSOLIDATED OPERATIONS          19.5            2.0          21.5            -             -          21.5
ASSETS                                            -              -       1,451.7        141.2         179.1       1,772.0
CAPITAL EXPENDITURES                              -              -          87.0         15.3           9.8         112.1
DEPRECIATION AND AMORTIZATION                     -              -          58.5         12.4           2.1          73.0
--------------------------------------------------------------------------------------------------------------------------
2000
Net Sales                                  $  990.5      $   954.6     $ 1,945.1       $178.4       $     -     $ 2,123.5
Intersegment sales                                -            9.9           9.9         39.7         (49.6)            -
Operating income                              157.6           78.0         235.6         21.5         (32.1)        225.0
Operating income excluding special charges    157.7           79.0         236.7         21.5         (32.1)        226.1
Income from unconsolidated operations          16.5            2.1          18.6            -             -          18.6
Assets                                            -              -       1,400.3        137.7         121.9       1,659.9
Capital expenditures                              -              -          36.5         11.6           5.5          53.6
Depreciation and amortization                     -              -          47.3         11.8           2.2          61.3
--------------------------------------------------------------------------------------------------------------------------
1999
Net Sales                                  $  898.5      $   938.7     $ 1,837.2      $ 169.7      $      -     $ 2,006.9
Intersegment sales                                -           11.5          11.5         34.3         (45.8)            -
Operating income                              123.2           61.5         184.7         19.5         (34.1)        170.1
Operating income excluding special charges    137.0           74.3         211.3         19.6         (34.1)        196.8
Income from unconsolidated operations          13.4              -          13.4            -             -          13.4
Assets                                            -              -         983.2        117.5          88.1       1,188.8
Capital expenditures                              -              -          39.7          8.3           1.3          49.3
Depreciation and amortization                     -              -          44.5         11.5           1.4          57.4
--------------------------------------------------------------------------------------------------------------------------

GEOGRAPHIC AREAS
The Company has net sales and long-lived assets in the following geographic areas:

                             United                   Other
(MILLIONS)                   States       Europe     Countries     Total
--------------------------------------------------------------------------
2001
NET SALES                    $1,485.9     $593.7      $292.7     $2,372.3
LONG-LIVED ASSETS (1)           367.2      459.4        62.5        889.1
--------------------------------------------------------------------------
2000
Net sales                    $1,437.4     $393.6      $292.5     $2,123.5
Long-lived assets (1)           322.0      440.0        64.0        826.0
--------------------------------------------------------------------------
1999
Net sales                    $1,393.9     $349.8      $263.2     $2,006.9
Long-lived assets (1)           319.0      114.2        72.9        506.1
--------------------------------------------------------------------------

(1) Long-lived assets include property, plant and equipment and intangible assets, net of accumulated depreciation and amortization, respectively.

14. SUPPLEMENTAL FINANCIAL STATEMENT DATA

(MILLIONS)                               2001           2000
---------------------------------------------------------------
Inventories
  Finished products
    and work-in-process                 $ 160.1       $ 153.5
  Raw materials                           118.0         120.5
---------------------------------------------------------------
                                        $ 278.1       $ 274.0
---------------------------------------------------------------
Property, plant and equipment
  Land and improvements                 $  21.6       $  25.2
  Buildings                               207.1         200.3
  Machinery and equipment                 582.0         521.9
  Construction in progress                 76.6          32.6
  Accumulated depreciation               (462.8)       (407.0)
---------------------------------------------------------------
                                        $ 424.5       $ 373.0
---------------------------------------------------------------
Intangible assets
  Cost                                  $ 534.4       $ 510.2
  Accumulated amortization                (69.8 )       (57.2)
---------------------------------------------------------------
                                        $ 464.6       $ 453.0
---------------------------------------------------------------
Investments and other assets
  Investments                           $  83.2       $  75.2
  Other assets                             64.6          42.6
---------------------------------------------------------------
                                        $ 147.8       $ 117.8
---------------------------------------------------------------
Other accrued liabilities
  Payroll and employee benefits         $  83.6       $  78.2
  Sales allowances                         69.3          69.1
  Income taxes                             26.0          28.7
  Other                                   140.0         114.0
---------------------------------------------------------------
                                        $ 318.9       $ 290.0
---------------------------------------------------------------
Other long-term liabilities
  Other postretirement benefits         $  79.8       $  75.5
  Other                                    35.5          34.5
---------------------------------------------------------------
                                        $ 115.3       $ 110.0
---------------------------------------------------------------

(MILLIONS)                      2001       2000       1999
------------------------------------------------------------
Depreciation                 $  59.6    $  54.2     $ 52.5
Research and development        27.1       24.9       21.4
Interest paid                   48.5       39.7       33.0
Income taxes paid               46.9       69.8       55.3
------------------------------------------------------------

(MILLIONS)                                             2001       2000
------------------------------------------------------------------------
Accumulated other comprehensive income
  Foreign currency translation adjustment           $(69.7)    $(76.8)
  Fair value of open interest rate swaps              (4.0)      (2.5)
  Unamortized value of settled interest rate swaps    (8.5)         -
  Pension adjustment                                  (1.9)         -
  Unrealized gain on foreign currency
    exchange contracts                                  .2          -
------------------------------------------------------------------------
                                                    $(83.9)    $(79.3)
------------------------------------------------------------------------

15. SELECTED QUARTERLY DATA (UNAUDITED)

(MILLIONS EXCEPT PER SHARE DATA       First      Second      Third      Fourth
--------------------------------------------------------------------------------
2001
NET SALES                           $ 533.5     $ 567.1    $ 570.7      $ 701.0
GROSS PROFIT                          208.5       221.5      228.9        312.4
OPERATING INCOME                       44.9        49.6       56.4         89.7
NET INCOME                             26.6        26.6       34.3         59.1
EARNINGS PER SHARE
  BASIC                                 .39         .39        .50          .85
  ASSUMING DILUTION                     .38         .38        .49          .84
DIVIDENDS PAID PER SHARE                .20         .20        .20          .20
MARKET PRICE
  HIGH                                40.21       42.94      45.67        46.54
  LOW                                 34.00       36.50      39.00        39.30
--------------------------------------------------------------------------------
2000
Net sales                           $ 462.4     $ 485.7    $ 495.9      $ 679.5
Gross profit                          163.8       170.5      172.9        297.6
Operating income                       36.1        40.9       51.1         96.9
Net Income                             24.4        24.2       31.3         57.6
Earnings per share
  Basic                                 .35         .35        .46          .84
  Assuming Dilution                     .35         .35        .45          .84
Dividends paid per share                .19         .19        .19          .19
Market price
  High                                32.88       36.56      36.50        37.69
  Low                                 23.75       24.88      28.56        27.63
--------------------------------------------------------------------------------

                               McCORMICK WORLDWIDE

U.S.A.                                OUTSIDE U.S.A.

CONSOLIDATED OPERATING UNITS          CONSOLIDATED OPERATING UNITS               McCORMICK (U.K.) LIMITED
                                                                                 Haddenham, England
FOOD SERVICE DIVISION                 DESSERT PRODUCTS INTERNATIONAL,            John C. Molan
Hunt Valley, Maryland                     S.A.S.(51%)                            MANAGING DIRECTOR
Charles T. Langmead                   Carpentras, France
VICE PRESIDENT & GENERAL MANAGER      John C. Molan                                  McCORMICK FLAVOUR GROUP -
                                      PRESIDENT DIRECTOR GENERAL                          EUROPE
FRITO WORLDWIDE DIVISION                                                             Haddenham, England
Hunt Valley, Maryland                 DUCROS, S.A.S.                                 James M. Morrisroe
Andrew Fetzek, Jr.                    Carpentras, France                             VICE PRESIDENT
VICE PRESIDENT & GENERAL MANAGER      John C. Molan
                                      PRESIDENT DIRECTOR GENERAL                     MCCORMICK SOUTH AFRICA
GLOBAL RESTAURANT DIVISION                                                               PROPRIETARY LIMITED
Hunt Valley, Maryland                 LA CIE McCORMICK CANADA CO.                    Midrand, South Africa
Paul C. Beard                         London, Ontario, Canada                        Gavin Jacobs
VICE PRESIDENT & GENERAL MANAGER      Mark T. Timbie                                 MANAGING DIRECTOR
                                      PRESIDENT
McCORMICK FLAVOR DIVISION                                                        OY McCORMICK AB
Hunt Valley, Maryland                 McCORMICK DE CENTRO AMERICA,               Helsinki, Finland
Randal M. Hoff                            S.A. DE C.V.                           John C. Molan
VICE PRESIDENT & GENERAL MANAGER      San Salvador, El Salvador                  MANAGING DIRECTOR
                                      Arduino Bianchi
U.S. CONSUMER PRODUCTS DIVISION       MANAGING DIRECTOR                          SHANGHAI McCORMICK FOODS
Hunt Valley, Maryland                                                                COMPANY, LIMITED (90%)
Robert W. Schroeder                   McCORMICK FOODS AUSTRALIA                  Shanghai, People's Republic of China
PRESIDENT, U.S. CONSUMER FOODS            PTY. LTD.                              Victor K. Sy
                                      Clayton, Victoria, Australia               CHAIRMAN
McCORMICK PACKAGING GROUP             Timothy J. Large
Donald E. Parodi                      MANAGING DIRECTOR                          AFFILIATES OUTSIDE THE U.S.A.
VICE PRESIDENT
                                      McCORMICK (GUANGZHOU) FOOD                 McCORMICK DE MEXICO,
    SETCO, INC.                           COMPANY LIMITED                            S.A. DE C.V. (50%)
    Anaheim, California               Guangzhou, People's Republic of China      Mexico City, Mexico
    Donald E. Parodi                  Victor K. Sy
    PRESIDENT                         GENERAL MANAGER                            McCORMICK KUTAS FOOD SERVICE
                                                                                     LTD. (50%)
    TUBED PRODUCTS, INC.              McCORMICK INGREDIENTS                      Haddenham, England
    Easthampton, Massachusetts            SOUTHEAST ASIA PRIVATE LIMITED
    Stephen J. Rafter                 Jurong, Republic of Singapore              McCORMICK-LION LIMITED (49%)
    PRESIDENT                         Russell Eves                               Tokyo, Japan
                                      MANAGING DIRECTOR
U.S.A. AFFILIATES                                                                MCCORMICK PHILIPPINES, INC. (50%)
                                      McCORMICK PESA, S.A. DE C.V.               Manila, Philippines
McCORMICK FRESH HERBS, LLC (50%)      Mexico City, Mexico
Commerce, California                  Lazaro Gonzalez                            STANGE (JAPAN) K.K. (50%)
                                      MANAGING DIRECTOR                          Tokyo, Japan
SIGNATURE BRANDS, LLC (50%)
Ocala, Florida                        McCORMICK S.A.
                                      Regansdorf Z.H., Switzerland
SUPHERB FARMS (50%)                   John C. Molan
Turlock, California                   MANAGING DIRECTOR

                              INVESTOR INFORMATION

World Headquarters
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301
www.mccormick.com

STOCK INFORMATION
New York Stock Exchange
Symbol: MKC

[MKC Listed NYSE logo]

DIVIDEND DATES - 2002

RECORD DATE      PAYMENT DATE
04/01/02          04/12/02
06/28/02          07/12/02
09/30/02          10/11/02
12/31/02          01/22/03


McCORMICK & COMPANY HAS PAID DIVIDENDS FOR 77 CONSECUTIVE YEARS.

There are approximately 12,000 shareholders of record, approximately 4,000 holders in McCormick's 401(k) plan for employees and an estimated 25,000 "street-name" beneficial holders whose shares are held in names other than their own, for example, in brokerage accounts.

INVESTOR INQUIRIES

To obtain without cost a copy of the annual report filed with the Securities & Exchange Commission (SEC) on Form 10-K, contact the Treasurer's Office at the Corporate address or web site.

For general questions about McCormick or information in the annual or quarterly reports, contact the Treasurer's Office at the Corporate address or by telephone:
    Report ordering:
        (800) 424-5855 or (410) 771-7537
    Analysts' inquiries:
        (410) 771-7244
Our web site, www.mccormick.com, has annual reports, SEC filings, press releases, webcasts and other information.

SHAREHOLDER INQUIRIES

For questions about your account, statements, dividend payments, reinvestment and direct deposit, address changes, lost certificates, stock transfers, ownership changes or other administrative matters, contact Wells Fargo Shareowner Services.

TRANSFER AGENT AND REGISTRAR

Wells Fargo Bank Minnesota, N.A.,
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075
    (800) 468-9716 or 651-450-4064
    www.wellsfargo.com/shareownerservices

Account access via web site
www.shareowneronline.com

INVESTOR SERVICES PLAN (DIVIDEND REINVESTMENT PLAN)

The Company offers an Investor Services Plan which provides plan participants the opportunity to automatically reinvest dividends, purchase shares directly, place stock certificates into safekeeping and sell shares. Individuals who are not current shareholders may purchase their initial plan shares directly. All transactions are subject to the limitations set forth in the Investor Services Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:
    (800) 468-9716 or 651-450-4064
    www.wellsfargo.com/shareownerservices

STOCK PRICE HISTORY

3 MONTHS ENDED       HIGH         LOW      CLOSE
11/30/01           $46.54      $39.30     $43.00
08/31/01            45.67       39.00      45.20
05/31/01            42.94       36.50      40.40
02/28/01            40.21       34.00      39.30

TRADEMARKS
Use of (R) or (TM) in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.


ON THE COVER: LAURIE HARRSEN
              - DIRECTOR OF PUBLIC RELATIONS, CONSUMER PRODUCTS DIVISION ADLER DESIGN GROUP DESIGNED THIS YEAR'S REPORT.
THIS REPORT IS PRINTED ON RECYCLED PAPER.

                               CORPORATE OFFICERS

Robert J. Lawless                        H. Grey Goode, Jr.                       Karen D. Weatherholtz
CHAIRMAN, PRESIDENT &                    VICE PRESIDENT - TAX                     SENIOR VICE PRESIDENT -
   CHIEF EXECUTIVE OFFICER                                                           HUMAN RELATIONS
                                         Kenneth A. Kelly, Jr.
Susan L. Abbott                          VICE PRESIDENT & CONTROLLER              Jeryl Wolfe
VICE PRESIDENT - REGULATORY &                                                     VICE PRESIDENT -
   ENVIRONMENTAL AFFAIRS                 Christopher J. Kurtzman                     GLOBAL BUSINESS SOLUTIONS
                                         VICE PRESIDENT & TREASURER
Allen M. Barrett, Jr.                                                             Joyce L. Brooks
VICE PRESIDENT - CORPORATE               Roger T. Lawrence                        ASSISTANT TREASURER -
   COMMUNICATIONS                        VICE PRESIDENT - QUALITY ASSURANCE          FINANCIAL SERVICES

Francis A. Contino                       C. Robert Miller, II                     W. Geoffrey Carpenter
EXECUTIVE VICE PRESIDENT &               VICE PRESIDENT - MANAGEMENT              ASSOCIATE GENERAL COUNSEL &
   CHIEF FINANCIAL OFFICER                  INFORMATION SYSTEMS                      ASSISTANT SECRETARY

Robert G. Davey                          Michael J. Navarre                       J. Gregory Yawman
PRESIDENT - GLOBAL INDUSTRIAL GROUP      VICE PRESIDENT - OPERATIONS              ASSOCIATE COUNSEL &
                                                                                     ASSISTANT SECRETARY
Stephen J. Donohue                       Carroll D. Nordhoff
VICE PRESIDENT - STRATEGIC SOURCING      EXECUTIVE VICE PRESIDENT

Dr. Hamed Faridi                         Robert W. Skelton
VICE PRESIDENT -                         VICE PRESIDENT, GENERAL
   RESEARCH & DEVELOPMENT                   COUNSEL & SECRETARY

                                         Gordon M. Stetz, Jr.
                                         VICE PRESIDENT - ACQUISITIONS
                                            & FINANCIAL PLANNING

BOARD OF DIRECTORS

Executive Committee of the Board
    Robert J. Lawless
    Francis A. Contino
    Robert G. Davey
    Carroll D. Nordhoff

Barry H. Beracha*
CHIEF EXECUTIVE OFFICER
   SARA LEE BAKERY GROUP

James T. Brady +
MANAGING DIRECTOR, MID-ATLANTIC
   BALLANTRAE INTERNATIONAL, LTD.

Edward S. Dunn, Jr.*
PRESIDENT & CEO
   COLONIAL WILLIAMSBURG COMPANY

Dr. J. Michael Fitzpatrick*
PRESIDENT & CHIEF OPERATING OFFICER
   ROHM AND HAAS COMPANY

Dr. Freeman A. Hrabowski, III +*
PRESIDENT
   UNIVERSITY OF MARYLAND
   BALTIMORE COUNTY

John C. Molan
PRESIDENT, EUROPE, MIDDLE EAST
   & AFRICA

Robert W. Schroeder
PRESIDENT, U.S. CONSUMER FOODS

William E. Stevens +*
CHAIRMAN, BBI GROUP, INC.

Karen D. Weatherholtz
SENIOR VICE PRESIDENT -
   HUMAN RELATIONS

+AUDIT COMMITTEE MEMBER
*COMPENSATION COMMITTEE MEMBER

(shown l-r, seated front) Brady, Weatherholtz, Molan, Fitzpatrick, Dunn, Hrabowski; (standing back) Stevens, Lawless, Davey, Nordhoff, Beracha, Schroeder, Contino

                                [PHOTOGRAPH]

                               [McCormick logo]





                       McCORMICK & COMPANY, INCORPORATED
       18 Loveton Circle   Sparks, Maryland 21152-6000   U.S.A.   410-771-7301