Form 10-K, Exhibit 13
period 2003-11-30
MCCORMICK & CO INC
filed 2004-01-29
CIK 63754

QuickLinks -- Click here to rapidly navigate through this document

Positioned for Strategic Growth

GOURMET COLLECTION
McCormick
PEPPERCORN MÉLANGE
NET WT 1.62 OZ.

McCORMICK & COMPANY 2003 ANNUAL REPORT

McCORMICK & COMPANY 2003 ANNUAL REPORT

Contents

2	Letter to Shareholders
6	Our Consumer Business at a Glance
8	Our Industrial Business at a Glance
10	Introducing Zatarain's
12	Improving Efficiency, Increased Effectiveness
14	McCormick Worldwide
15	Community Service
16	Board of Directors, Corporate Officers and Operating Executives
18	Management's Discussion and Analysis
33	Report of Management, Report of Independent Auditors
34	Financial Statements and Notes
52	Historical Financial Summary
53	Investor Information

Company Description

        McCormick is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. Customers range from retail outlets and food service providers to food processing businesses. Founded in1889 and built on a culture of Multiple Management, McCormick has approximately 8,000 employees.

This year's annual report carries the scent of cinnamon bun. McCormick is in the business of flavor, creating flavors for foods you enjoy at every eating occasion. It might be baked goods, condiments, cookies, ice cream, beverages, snacks, fast-food meals, restaurant entrees or tasty, convenient meals made at home. McCormick brings great flavor to you every day.

Financial Highlights

for the year ended November 30 (millions except per share data)

	2003	2002	% change
Net sales	$2,269.6	$2,044.9	11.0%
Gross profit	898.6	799.5	12.4%
Gross profit margin	39.6%	39.1%
Operating income	295.5	262.4	12.6%
Operating income margin	13.0%	12.8%
Net income from continuing operations	199.2	173.8	14.6%
Percent to sales	8.8%	8.5%
Earnings per share from continuing operations—diluted	1.40	1.22	14.8%
Average shares outstanding—diluted	142.6	142.3	.2%
Dividends paid	$64.1	$58.6	9.4%
Dividends paid per share	.46	.42	9.5%
Capital expenditures, net of proceeds from sale of fixed assets	81.7	93.9	-13.0%
Debt-to-total-capital	43.8%	49.0%	43.8%
Closing stock price	$28.69	$23.79	20.6%

Our Mission

        The primary mission of McCormick & Company is to profitably expand its worldwide leadership position in flavoring food and beverages.

Letter to Shareholders

Fellow shareholders,

        McCormick had a remarkable year in 2003. We posted another year of record financial results and honed our portfolio of businesses. The Company was added to the S&P 500 Stock Index in March. Toward the end of the year, we announced key changes to our Board of Directors and top leadership team. And in 2003, our shareholders were rewarded with two dividend increases and excellent share price appreciation.

Record 2003 financial results

        At the beginning of the year, with confidence in our business and ability to perform, we set several financial goals for 2003.

        We exceeded our 3-7% sales growth goal, with an increase of 11% in 2003. This growth was achieved through the acquisitions of Zatarain's and Uniqsauces, favorable foreign currency, higher volumes from improved marketing, new distribution and robust new product launches.

        Our 2003 target was to increase earnings per share 9-11%. With sales growth, higher operating income and other income, we achieved an increase of 15%.

Robert J. Lawless, Chairman, President & CEO

        The consumer business turned in an excellent performance in 2003, with sales growth of 17%, including 6% related to acquisitions. We increased our promotion and advertising spending 16%, and still increased operating income 18%. Sales for the industrial business rose 5% in total, including 3% related to acquisitions. Strong sales to restaurants were more than offset by lower sales to food processors. Operating income was affected by the more modest sales increase as well as the higher cost of vanilla beans.

        Other income of $13 million was reported in 2003. This included $5 million of interest income related to a purchase price refund for the acquisition of Ducros, and a one-time gain of $5 million related to the sale of an interest in non-strategic royalty agreements. Income from unconsolidated operations declined in 2003 due to the impact of higher raw material costs, increased competitive activity and unfavorable foreign currency on the Company's joint venture in Mexico.

A year of strategic growth

        We accomplished a number of strategic actions in 2003.

  •
  Completed two key acquisitions.  A key driver for growth is acquisitions that expand our flavor offerings as well as our geographic reach. Zatarain's adds the leading U.S. brand of authentic New Orleans-style food to our portfolio. Uniqsauces expands our condiment flavors and packaging formats in both the consumer and industrial segments in the European market. Together, these businesses add more than 6% to sales on an annual basis.

  •
  Sold non-core businesses.  In last year's letter to shareholders, we reported "sales weakness in our packaging business and difficulties in our U.K. brokerage operation." After careful review in 2002, these businesses were identified as non-core and in 2003 were successfully divested.

  •
  Negotiated a $50 million purchase price reduction.  McCormick received this payment as settlement of a lengthy negotiation related to our 2000 acquisition of Ducros.

  •
  Increased investment in sales growth.  We increased spending 16% for promotion and advertising, and 6% for research and development. These investments helped drive an11% increase in sales in 2003 and funded a lineup of exciting new products for introduction in 2004. Today, more sophisticated, value-added products comprise nearly 70% of sales.

  •
  Expanded distribution.  We penetrated the dollar store channel in the U.S. with both McCormick brand and private label products. We added distribution in new grocery chains in the U.S., Italy, Austria and Switzerland, and gained additional placement of our products in stores in France and China.

  •
  Achieved record margins.  Employees throughout McCormick are implementing supply chain initiatives, streamlining work processes and focusing on the next stage of system implementation for our Beyond 2000 (B2K) program, which introduces significant technology and process improvements. We are improving margins and laying the foundation for future gains.

        Together, these actions have positioned us for strategic growth. Today, more than ever, we are focused on flavor—making food taste great. Among our competitors, we have the broadest array of flavors, adding satisfying tastes to all types of food and beverages. Our brands are sold to consumers in nearly 100 countries around the world, and we supply numerous multi-national food processors and the largest restaurant chains in the world. Each day you are likely to experience the taste of McCormick, whether you cook at home, eat out or grab a snack.

The journey ahead

        Our strategy is simple: improve margins, invest in the business and increase sales and profits. This is the key to our success and will continue to be our strategy going forward.

        Margin improvement is our fuel for growth. Gross profit margin reached 39.6% in 2003, an increase of nearly 10 percentage points since 1998. We are well positioned for the next phase of margin improvement with supply chain teams, new system capabilities, improved processes, a more effective organization and strong leadership. It is with confidence that we project a significant reduction in expenses by 2006. The money we save will be deployed to increase sales, offset cost increases in raw materials, employee benefits or other expenses and drive higher profits.

        Our outlook for sales is equally positive. Demand for our products continues to grow because consumers seek flavors that are bold and zesty, kid-friendly and fun, or ethnic and exotic—and McCormick consistently delivers in all these areas. Our reliability in developing and distributing superior flavors stems from our determination to remain a leader in the market. We are committed to developing talent. We have the ability to quickly change direction in response to evolving market conditions. We are proactive in meeting consumer demands. Our "take charge" attitude extends from the funding of acquisitions to the launch of effective promotional programs. And this is true globally, across the board. These strong capabilities support our goal of increasing sales 3-7% annually. Category growth, expanded distribution, new product introductions and acquisitions will all contribute to this growth.

        Our business is not immune from the challenges of the marketplace, fluctuations in raw material prices, or benefit, energy and other expense increases. This fosters focus and tenacity. We expect continued strong sales and margin increases to generate annual earnings per share growth of 10-12% through 2007.

Our Core Values

  We believe...

  •
  our people are the most important ingredient of our success.

  •
  our top priority is to continuously add value for our shareholders.

  •
  customers are the reason we exist.

  •
  our business must be conducted honestly and ethically.

  •
  the best way to achieve our goals is through teamwork.

        Cash flow from operations, after net capital expenditures and dividends, of $350-$400 million is projected over the next three years. This cash will be used to invest in acquisitions, other business opportunities and share repurchase.

        The acquisitions and divestments of 2003 have set us on a strong course; our vision of the journey ahead now has greater clarity. We have demonstrated our ability to execute and have put specific plans in place to maintain our momentum. And this is gaining attention. In March 2003, McCormick was added to the S&P 500 Stock Index, a landmark event for the Company. More importantly, we are proud to report that our shareholders have enjoyed returns exceeding those of most other food stocks.

Making changes while maintaining our values

        No company can remain unaffected by significant changes in the marketplace. In our consumer business, customers have consolidated and their supply requirements have tightened. On the industrial side, there has been consolidation among certain competitors. In an environment which fosters stronger and more efficient corporations, it is imperative that we challenge ourselves to stay ahead of the curve, while still maintaining our core values at McCormick. For more than 70 years, we have benefited from our Multiple Management philosophy, which inspires employee participation and recognition. Our core values define who we are. We are committed to a diverse workforce and a spirit of inclusion, which makes it possible for us to work smarter, work better and work together.

        For the first time in its history, the Company has a majority of independent directors.

        This year, Margaret Preston of Mercantile Safe Deposit and Trust Bank was elected to our Board. In 2003, three extraordinary leaders retired from the Board in anticipation of their retirement from the Company: John Molan, Carroll Nordhoff and Robert Schroeder. We thank them for their significant contributions to this Company.

        Senior level management changes were made to maintain the strength of our leadership team. The responsibility for our international consumer business now belongs to Mark Timbie who has been promoted to President—International Consumer Products Group. Alan Wilson was promoted to President—U.S. Consumer Products Division. As part of this organizational change, Iwan Williams was promoted to President—Europe, Middle East and Africa.

        Along with these changes, the Board formed a Corporate Governance Committee of independent directors and adopted corporate governance principles.

        Together, these initiatives will optimize our effectiveness in the marketplace, enable us to make smart business decisions and help us maintain our core values. Throughout McCormick, we are working as a team to build upon our momentum. I am confident that our people, strategy and enthusiasm will lead to great performance and higher value for our shareholders.

Robert J. Lawless, Chairman, President & CEO

Our Consumer Business AT A GLANCE

BUSINESS DESCRIPTION

        McCormick's consumer business markets spices, herbs, extracts, seasoning blends, sauces, marinades and specialty foods.

        Our customers span many retail outlets and include grocery, drug, dollar and mass merchandise stores.

2003 HIGHLIGHTS

  •
  Acquired Zatarain's, extending our range of flavors and adding strong growth opportunities.

  •
  Launched new products in the last 3 years that accounted for 5% of 2003 sales.

  •
  Expanded our channel of distribution for brand and private label products into a dollar store chain, a top-20 U.S. grocery retailer and grocery chains in Europe.

  •
  Consolidated all international consumer businesses under a new position: President—International Consumer Products Group.

  •
  For the first time in France, achieved additional product locations in grocery stores with innovative merchandising. Increased our store presence in China with additional product placements.

  •
  Cut by one-half the number of spice products and packaging formats in Canada to optimize customer profit and make way for new products.

2003 FINANCIAL RESULTS

        Net sales rose 17% in 2003. The acquisition of Zatarain's and Uniqsauces accounted for 6% of the growth rate. Effective marketing and successful new products added another 5% of the increase. We also benefited from favorable foreign currency translation in 2003, which contributed 6% of sales growth.

        Operating income rose 18% as a result of the sales increase and the initiatives to improve margins. This was despite some raw material cost increases and higher employee benefit costs. As a percent of net sales, operating income reached 19.4%.

2003 NET SALES BY REGION

        We are driving growth in our global markets with great new products.

        RIGHT: New wet and dry accompaniments capitalize on the rising popularity of salads. We provide the great textures, colors and tastes that, until recently, were only available in restaurants. BELOW: Our sensory and culinary experts develop innovative products that satisfy consumer demand for great taste and ease of preparation.

MARKET POSITION

        Consumers love great flavor, but demand convenience.

        As category leader, McCormick's new products, merchandising, website and other initiatives are designed to meet these needs.

        Category growth in 2003 was 3% in the U.S. and even higher in certain international markets.

        With both brand and private label products, we continue to gain market share. Today our share exceeds 40% in the U.S. and the U.K., and 50% in France and Canada.

        While there are many competitors with a smaller share in our category, we are maintaining and growing our position through effective marketing and superior new products.

STRATEGY AND OUTLOOK

        In 2003, investment in promotion and advertising (excluding acquisitions) increased 16%. We plan to increase sales through effective marketing, new products, channel expansion and brand acquisitions.

        Interest in flavors—new, bold, exotic—continues to grow. But food preparation must be quick and easy. McCormick is satisfying this appetite for outstanding flavor and simple preparation with leading brands in key markets around the world.

FINANCIAL RESULTS

in millions	2003	2002
NET SALES	$1,162.3	$993.9
OPERATING INCOME	$225.7	$191.9

CONSUMER BRANDS

Our Industrial Business AT A GLANCE

BUSINESS DESCRIPTION

        McCormick's industrial business markets spices, blended seasonings, condiments, coatings and compound flavors to other food processors and to the away-from-home channel both directly and through distributors and warehouse clubs.

        The hugely popular family-style restaurants use McCormick's flavor expertise from one end of the menu to the other. From "white table cloth" restaurants to the global quick service chains, you will find the great taste of McCormick.

2003 FINANCIAL RESULTS

        Net sales rose 5% in 2003. The acquisition of Uniqsauces contributed 3% of the growth rate and favorable foreign currency translation another 3%. Increased sales to restaurant customers were offset by reduced sales to food processors, due in part to price adjustments for lower cost commodities.

        Operating income rose 3% generally in line with the sales increase when sales of the lower margin Uniqsauces business are excluded.

FINANCIAL RESULTS

in millions	2003	2002
NET SALES	$1,107.3	$1,051.0
OPERATING INCOME	$110.2	$107.3

2003 HIGHLIGHTS

  •
  Launched new products in the last 3 years that accounted for 16% of 2003 sales.

  •
  Recognized by customers with award for "best overall flavor company" in a survey conducted by Food Processing magazine. Also received awards from Sysco and Subway.

  •
  Acquired Uniqsauces, extending our range of condiments and packaging formats in Europe.

  •
  Increased share of quick service restaurant business in the U.S. with successful coatings, condiments and seasonings, including new salad dressings.

  •
  Continued to develop our global technical capabilities in 2003.

MARKET POSITION

        Interest in flavors continues to grow. A report published by The Freedonia Group indicates that demand for flavors and flavor enhancers will grow 4.3% annually through 2006.

        While McCormick has many competitors, we offer our customers the broadest range of flavor solutions in the industry. Our multifunctional sales teams work with customers to develop leading products that become marketplace winners.

        Spending for product research and development has nearly doubled since 1998. Together, our development, application, culinary and sensory areas enable us to deliver consumer-preferred flavors.

STRATEGY AND OUTLOOK

        Our customers are leaders in their industries—whether they are quick service restaurants, multi-national food processors, or major warehouse clubs. We are growing with these customers around the world, providing quality products and excellent service.

        We are building our leadership position in flavors. By focusing resources on value-added products, we expect to grow sales and increase margins.

        Our business is flavor, and we bring great taste to many of the foods you enjoy from leading food manufacturers. From snacks to soups, from beverages to baked goods, our consumer-preferred flavors can be found in a multitude of products.

2003 net sales by region

ASIA/PACIFIC 8%
EUROPE 18%
AMERICAS 74%

INDUSTRIAL PRODUCTS

INGREDIENTS
Spices and herbs
Extracts
Essential oils and oleoresins
Fruit and vegetable powders
Tomato powder

COATING SYSTEMS
Batters
Breaders
Marinades
Glazes
Rubs

SEASONINGS
Seasoning blends
Salty snack seasonings
Side dish seasonings
    (rice, pasta, potato)
Sauces and gravies

CONDIMENTS
Sandwich sauces
Ketchup
Mustards
Jams and jellies
Seafood cocktail sauces
Salad dressings
Flavored oils

COMPOUND FLAVORS
Beverage flavors
Dairy flavors
Confectionery flavors

PROCESSED FLAVORS
Meat flavors
Savory flavors

Introducing Zatarain's

Lawrence Kurzius, President & Chief Executive Officer—Zatarain's, discusses products with Merlin Walker, Pat Autin and Emma Byrd.
BELOW: Clinton Murphy and Inez Prestenback oversee the rice mix line. BELOW RIGHT: Mona Rome and Lisa Miller perform quality checks.		Creative marketing and promotion help drive the growth of a century-old brand.

        In June, we acquired Zatarain's, the leading New Orleans-style food brand marketed nationally in the United States. Founded in 1889, the same year as McCormick, Zatarain's markets flavored rice and dinner mixes, products to prepare and season seafood and many other items that add flavor to food and capture that unique style of New Orleans cuisine.

        Zatarain's is headquartered near New Orleans in Gretna, Louisiana and has approximately 270 employees. While the business has its home in Louisiana and its strongest markets in the southeast U.S., distribution into retail grocery stores across the U.S. has grown in recent years. Though its products are distributed primarily through retail grocery channels, Zatarain's has entered the food service business as well.

        The purchase of Zatarain's represents one more step in an important growth strategy that we have focused on in recent years. As with the Ducros acquisition in 2000, we continue to target leading brands of domestic or international products that provide flavor. We look for acquisitions to provide substantial growth and complement our established strategy of leadership in the development and marketing of flavors for food. Zatarain's is a positive step in our journey.

        Zatarain's has annual sales of approximately $100 million. It has the number three national brand of rice mixes with a market share greater than 10%. The business achieved 15% annual sales growth from 1998 to 2002.

        From a trade and consumer perspective, Zatarain's is a good synergistic fit. It gives us a presence in the convenient dinner mix category and allows us to leverage our distribution capabilities with Zatarain's seasonings, condiments, seafood boils and breadings. Because Zatarain's has such a strong position in New Orleans cuisine, there are a number of options for new products and broader categories. Using McCormick's culinary and sensory capabilities, we will work to capitalize on those possibilities through product innovation.

        As part of our acquisition strategy, we seek brands that stand for the same attributes as McCormick—superior flavor and quality. We see Zatarain's as a strong brand with clear positioning and great growth potential. This management team has delivered exceptional growth the past several years. We plan to use our capabilities to accelerate Zatarain's growth in the United States and around the world. We are pleased to welcome Zatarain's, a company with a proud heritage, into the family of McCormick brands.

Improving Efficiency, Increased Effectiveness

Fuel for growth

        McCormick has increased gross profit margin approximately 10 percentage points since 1998 on a comparable basis, and exceeded 39% in 2003. This margin increase has contributed to record financial results and has been our fuel for growth.

        We have used this "fuel" to invest in:

  •
  marketing support for our leading brands around the world,

  •
  product research and development to support an active new products program, and

  •
  acquisitions that have extended our business into new categories and regions.

Improving efficiency

        Efforts to improve efficiency throughout McCormick are driving margins and will lead to improved working capital:

  •
  streamlining actions such as facility consolidation, the rationalization of under-performing products and reduction in packaging formats, and

  •
  supply chain initiatives to achieve efficiencies across the whole spectrum—from the procurement of raw materials to processing customer payments.

        As we implement our Beyond 2000 (B2K) program, improved knowledge and better tools will enable us to reach the next level of savings. B2K is a global initiative that is significantly improving our business processes through state-of-the-art technology. B2K will be implemented throughout the U.S. by mid-2004 and internationally by early 2006.

Increased effectiveness

        Employees throughout McCormick are increasing their effectiveness and achieving measurable results.

        Some are working on supply chain teams to optimize areas such as transportation. Others are sharing best practices as members of new work teams such as Financial Shared Services. As this program is implemented, employees are using new B2K technology to better serve our customers.

        While changes of this magnitude are a challenge, employees throughout the world have a positive outlook. They are excited about the opportunity to learn new skills, forge new relationships and increase their effectiveness.

Outlook for improved margin

        As we look ahead, our focus will extend from higher gross profit margin to improvements in operating profit margin achieved by capturing efficiencies in our operating expenses. Operating profit margin will also be positively affected by our development of more value-added products and our acquisition activity.

        With the completion of our B2K implementation, we will achieve a higher level of efficiency. With the tools available and the supply chain initiatives and operational improvements underway, we expect to reduce costs significantly over the next few years.

        By 2006, annual expense reductions are expected to reach $70 million, with $15 million achieved in 2004, another $25 million in 2005 and an additional $30 million in 2006.

        The savings from these expense reductions will be invested to increase sales, offset higher costs for raw materials, employee benefits or other expenses, and achieve higher profits.

        We are confident of our ability to improve margins and generate "fuel" for growth at McCormick.

Organizational changes in 2003 included the formation of Financial Shared Services.

 SHOWN L TO R:
Kim Knight, Issie Hampton, Diane Grim, Mike Moscato, Laura Blanchard and Linda Huber work together on one of our Financial Shared Services teams.

Our strategy is simple: improve margins, invest in the business and increase sales and profits. This is the key to our success and will continue to be our strategy going forward.		In October 2003, this facility in Canada was opened as part of a plant consolidation initiative. This was one of several major streamlining actions taken to improve margins.
Our focus will extend from higher gross profit margin to improvements in operating profit margin.

McCormick Worldwide

Community Service

        We work and reside in hundreds of communities around the world, and we make our presence felt. From the earliest years of our Company, employees have been active participants in their communities.Their efforts mirror the Company's long-standing commitment to be a benevolent and involved member in communities where we have facilities. The Company has a formalized program of charitable giving that grants funds to worthwhile causes. Civic, health, welfare, education and art projects receive the greatest attention. A primary focus of our community efforts is to help the disadvantaged through programs like Habitat-for-Humanity. The Company also is a strong supporter of numerous food banks through funding, food donations and employee volunteerism. Individual or small groups of employees around the world work to make life better for families and neighbors in need.

        Through formal Company programs and countless employee volunteer hours, McCormick improves the quality of life in our communities. This coming year we will inaugurate the McCormick community Service Award. Several employees from throughout McCormick will be recognized for their community service, and grants will be made in their names to the organizations for which they volunteer. Our commitment to community enrichment starts at the highest levels of management and extends throughout the entire employee population around the world. We call it the "Power of People."

Edward Dunn Barry Beracha Michael Fitzpatrick Karen Weatherholtz
Francis Contino Robert Lawless Margaret Preston
James Brady William Stevens Freeman Hrabowski Robert Davey

Board of Directors

Barry H. Beracha—61
Executive Vice President
Sara Lee Corporation (retired),
Chief Executive Officer
Sara Lee Bakery Group (retired)
food, household and body care products and apparel
Director since 2000*

James T. Brady—63
Managing Director, Mid-Atlantic
Ballantrae International, Ltd.
Ijamsville, Maryland
International management consultants
Director since 1998†

Francis A. Contino—58
Executive Vice President,
Chief Financial Officer & Supply Chain
McCormick & Company, Inc.
Director since 1998

Robert G. Davey—54
President—Global Industrial Group
McCormick & Company, Inc.
Director since 1994

Edward S. Dunn, Jr.—60
President, Dunn Consulting
Williamsburg, VA
Business consulting services
Director since 1998*

J. Michael Fitzpatrick—57
President & Chief Operating Officer
Rohm and Haas Company
Philadelphia, Pennsylvania
Paint & coatings, electronics, household
products, personal care and salt
Director since 2001*‡

Freeman A. Hrabowski, III—53
President, University of Maryland
Baltimore County
Baltimore, Maryland
Director since 1997‡

Robert J. Lawless—57
Chairman of the Board, President & Chief Executive Officer
McCormick & Company, Inc.
Director since 1994

Margaret M.V. Preston—46
Executive Vice President
Mercantile Safe Deposit & Trust Company
Baltimore, Maryland
Director since 2003†

William E. Stevens—61
Chairman, BBI Group
St Louis, Missouri
Mergers & Acquisitions
Director since 1988†

Karen D. Weatherholtz—53
Senior Vice President—Human Relations
McCormick & Company, Inc.
Director since 1992

†
Audit Committee member

*
Compensation Committee member

‡
Corporate Governance Committee

Corporate Officers

Robert J. Lawless
Chairman of the Board, President & Chief Executive Officer

Allen M. Barrett, Jr.
Vice President—Corporate Communications

Paul C. Beard
Vice President—Finance & Treasurer

Francis A. Contino
Executive Vice President, Chief Financial Officer & Supply Chain

Robert G. Davey
President—Global Industrial Group

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

Michael J. Navarre
Vice President—Operations

Robert W. Skelton
Senior Vice President, General Counsel & Secretary

Karen D. Weatherholtz
Senior Vice President—Human Relations

Jeryl Wolfe
Vice President—Global Business Solutions & Chief Information Officer

Joyce L. Brooks
Assistant Treasurer—Financial Services

W. Geoffrey Carpenter
Associate General Counsel & Assistant Secretary

Robert P. Conrad
Assistant Treasurer

Operating Executives

Arduino A. Bianchi
President & Managing Director—McCormick De Centro America, S.A. de C.V.

Randy L. Carper
Vice President & General Manager—Frito Worldwide Division

Tapan Chakrabarty
Vice President & Managing Director—Industrial-Asia Pacific

Robert G. Davey
President—Global Industrial Group

Keith E. Gibbons
President & Chief Financial Officer—La Cie McCormick Canada

Lazaro Gonzalez
President and Managing Director—McCormick Pesa, S.A. de C.V.

Randal M. Hoff
Vice President & General Manager—McCormick Flavor Division

Gavin Jacobs
Managing Director—McCormick South Africa Proprietary Limited

Lawrence E. Kurzius
President & Chief Executive Officer—Zatarain's

Charles T. Langmead
Vice President & General Manager—Food Service & Global Restaurant Divisions

Timothy J. Large
Managing Director—McCormick Foods Australia Pty. Ltd.

John G. McCormick
Vice President—Latin American Consumer Businesses

James M. Morrisroe
Vice President Flavour Group—Europe

Victor K. Sy
Vice President & Managing Director—Consumer—McCormick Far East

Mark T. Timbie
President—International Consumer Products Group

Iwan Williams
President—Europe, Middle East & Africa

Alan D.Wilson
President—U.S. Consumer Products Division

Management's Discussion and Analysis

Business Overview

        McCormick & Co. is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and flavors to the entire food industry. The Company's major sales, distribution and production facilities are located in North America and Europe and its products reach nearly 100 countries around the world. Additional facilities are based in Latin America, Australia, China, Singapore and South Africa. Approximately 38% of sales and 48% of total assets are outside the U.S. Accordingly, the Company has exposure to fluctuations in foreign currency exchange rates. These fluctuations impact the translation of sales, earnings, assets and liabilities from the local functional currency to the U.S. dollar. Operating units outside the U.S. that purchase raw materials such as spices and herbs in U.S. dollars are also impacted by fluctuations in foreign currency exchange rates.

        The Company operates in two segments, consumer and industrial, which serve distinct customer bases. Customers for the consumer segment span a variety of retail outlets and include grocery, drug, dollar and mass merchandise stores. These customers are serviced either through direct shipments or through the food wholesale channel. Recently, consolidations in these industries have created larger customers, some of which are highly leveraged. Customers for the industrial segment include food processors and the restaurant industry, supplied both directly and through distributors and warehouse clubs. The consumer segment accounts for slightly more than half the sales of the Company and the Industrial segment slightly less than half. In line with the industry, the consumer segment has a higher overall profit margin than the industrial segment.

        Products for the consumer segment include spices, herbs, extracts, seasoning blends, sauces, marinades and specialty food products. In 2003, 66% of net sales were in the Americas, 29% in Europe and 5% in the Asia/Pacific region. In its primary markets, the Company supplies both branded and private label products and has a leading share that is more than twice the size of the next largest competitor. The Company's strategy is to drive consumer segment growth through effective marketing, new products that meet consumer demand for convenience and great taste, channel expansion and brand acquisition.

        Products for the industrial segment include spices, blended seasonings, condiments, coatings and compound flavors. In 2003, 74% of net sales were in the Americas, 18% in Europe and 8% in the Asia/Pacific region.

        The Company has many competitors who also supply products to food processors, as well as restaurants, food service distributors and warehouse clubs. Among its competitors, McCormick has the broadest range of flavor solutions and has many key customers who are leaders in their respective industries. The Company will drive growth by building upon its customer relationships as it introduces higher-margin, value-added new products through the use of technology, and by pursuing strategic acquisitions.

        The Company purchases a significant amount of raw materials from areas throughout the world. The most significant raw materials are vanilla, cheese, pepper, packaging supplies, garlic and onion. Some of these are subject to price volatility caused by weather and other unpredictable factors. The Company responds to this volatility in a number of ways including periodic raw material purchases, purchases of raw material for future delivery and customer price adjustments.

        Between its consumer and industrial segments, the Company has the customer base and product development skills to provide flavor for all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack.

        From its businesses, the Company generates a significant amount of cash that is used to support its operations and to fund shareholder dividends, acquisitions, capital expenditures and share repurchases.

2003 Highlights

        Significant accomplishments and events in 2003:

  •
  The Company acquired Zatarain's, the leading U.S. brand of authentic New Orleans-style food. The Company also acquired Uniqsauces, expanding its condiment flavors and packaging formats in both the consumer and industrial businesses in the European market. Together these businesses on an annualized basis would have added more than 6% to 2003 sales.

  •
  Following a review in 2002, the packaging business and the U.K. brokerage operation were determined to be non-core to the Company. In 2003, the Company completed the divestiture of these businesses.

  •
  Payment of $50.0 million was received as settlement of a purchase price adjustment related to the acquisition of Ducros in 2000. An additional $5.4 million was received as interest on the purchase price adjustment.

  •
  The consumer segment achieved strong sales growth from new distribution gains, new product activity and effective marketing. New distribution gains in the U.S. included a major grocery chain and entry into the dollar store channel with both branded and private label products.

  •
  While the results of the industrial segment in 2003 were disappointing, several significant new products are being introduced early in 2004. In Europe, a customer rationalization program has started with the goal of improving operating income margin, and the Company will continue to look for strategic acquisition opportunities.

  •
  The Company increased gross profit margin by 0.5% through progress on supply chain initiatives and more volume in the higher margin consumer segment.

  •
  In June and November of 2003, the Company's Board of Directors approved increases to the shareholders' dividend that resulted in an overall increase of more than 25% during the year.

  •
  In 2003, McCormick was added to the S&P 500 Stock Index. This increased the number of the Company's shares held by the institutions that manage S&P 500 Stock Index funds.

        During the third quarter of 2003, the Company sold its packaging business and U.K. brokerage business. As a result, current and prior period sales and related expenses for these discontinued operations have been reclassified and reported as "Income from discontinued operations." Earnings per share for 2003 were $1.48, which included $1.40 from continuing operations, $.03 from discontinued operations, a $.06 gain on the sale of the discontinued operations and a $.01 charge from the cumulative effect of an accounting change. This charge was recorded in the fourth quarter and related to a change in accounting for the entity that holds the lease on a distribution center used by the Company.

        For fiscal year 2003, McCormick reported sales from continuing operations of $2.3 billion, an increase of 11.0% above 2002. This exceeded the Company's objective of 3-7% annual sales growth.

        The Company increased net income from continuing operations by 14.6% and diluted earnings per share from continuing operations by 14.8% for the fiscal year. This increase also exceeded the Company's objective to increase earnings per share 10-12% annually through 2007. In addition to the sales growth achieved in 2003, gross profit margin increased to 39.6% from 39.1% in 2002. In total, diluted earnings per share from continuing operations increased $0.18, comprised of $0.12 from higher sales and operating margin, $0.04 from acquisitions and $0.06 from other income, offset by a $0.04 decline in income from unconsolidated operations. The $0.06 increase in other income resulted principally from interest income on the purchase price adjustment from the acquisition of Ducros and a gain on the sale of an interest in non-strategic royalty agreements.

        For the year ended November 30, 2003, the net cash provided by continuing operating activities was $195.4 million as compared to $205.3 million for 2002. For fiscal year 2003, cash from operations after net capital expenditures (capital expenditures less proceeds from the sale of fixed assets) and dividends paid was $49.6 million, which was below the Company's objective to exceed $100 million annually. The shortfall is primarily due to a strategic purchase of vanilla beans made during 2003 in response to a short supply for this raw material, and the timing of liability payments. At year-end, an incremental $40 million of the vanilla bean strategic purchase remained in inventory when compared to 2002.

Acquisitions

        On June 4, 2003, the Company purchased Zatarain's, the leading New Orleans-style food brand in the United States, for $180.0 million in cash initially funded with commercial paper borrowings. Zatarain's manufactures and markets flavored rice and dinner mixes, seafood seasonings and many other products that add flavor to food. The acquisition of Zatarain's is consistent with the Company's strategy to acquire established brands to complement the Company's leadership in the development and marketing of flavors for food. The Company expects to utilize its expertise to further develop Zatarain's branded products and leverage existing consumer distribution channels to reach new customers. Zatarain's results of operations have been included in the Company's consolidated results from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets purchased was $172.9 million. The allocation of the purchase price is based on preliminary estimates, subject to revision, after asset values have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. As of November 30, 2003, the goodwill balance included the entire excess purchase price of the Zatarain's acquisition, as the valuation of specific intangible assets has not yet been completed. The Company expects the final allocation of purchase price to result in a significant value for non-amortizable brands which is consistent with the basis for the acquisition. The Company does not anticipate significant amounts to be allocated to amortizable intangible assets and, therefore, the amount of intangibles amortization is not expected to be material to the results of operations in future periods. On a full year basis, Zatarain's adds approximately $100 million in sales and a profit margin that is at the upper end of the Company's consumer segment.

        On January 9, 2003, the Company acquired the Uniqsauces business, a condiment business based in Europe, for $19.5 million in cash. Uniqsauces manufactures and markets condiments to retail grocery and food service customers, including quick service restaurants. Uniqsauces' results of operations have been included in the Company's consolidated results from the date of acquisition. The purchase price of this acquisition was allocated to fixed assets and working capital. No goodwill was recorded as a result of this acquisition.

        On April 29, 2003, the Company settled the purchase price adjustment from the acquisition of Ducros. The Company received payment of 49.6 million euros (equivalent to $55.4 million). Of the $55.4 million received, $5.4 million represents interest earned on the adjustment amount from the date of acquisition in accordance with the terms of the original purchase agreement. The interest income is included in "Other income, net" in the consolidated statement of income for the year ended November 30, 2003. The remaining $50.0 million was recorded as a reduction to goodwill related to the acquisition.

Discontinued Operations

        Following a review in 2002, the packaging business and the U.K. brokerage operation were determined to be non-core to the Company. On August 12, 2003, the Company completed the sale of substantially all the operating assets of its packaging segment (Packaging) to the Kerr Group, Inc. Packaging manufactured certain products used for packaging the Company's spices and seasonings as well as packaging products used by manufacturers in the vitamin, drug and personal care industries. Under the terms of the sale agreement, Packaging was sold for $142.5 million and included the assumption of all normal trade liabilities. Of the $142.5 million, $132.5 million was received in cash and the remaining $10.0 million is estimated to be received over five years contingent on Packaging meeting certain performance objectives. The proceeds were used to pay off a substantial portion of the commercial paper borrowing related to the Zatarain's acquisition.The final purchase price is also subject to other contingencies related to the performance of certain customer contracts which could result in a decrease in the sale price. The Company recorded a net gain on the sale of Packaging of $11.6 million (net of income taxes of $7.9 million) in the third quarter of 2003. Included in this gain is a net pension and postretirement curtailment gain of $3.3 million and the write-off of goodwill of $0.7 million. The contingent consideration associated with the sale of Packaging will be recognized in the future as an adjustment to the gain based on the performance criteria established. The Company also entered into a multi-year, market priced agreement with the acquirer to purchase certain packaging products.

        On July 1, 2003 the Company sold the assets of Jenks Sales Brokers (Jenks), a division of the Company's wholly-owned U.K. subsidiary, to Jenks' senior management for $5.8 million in cash. Jenks provides sales and distribution services for other consumer product companies and was previously reported as a part of the Company's consumer segment. The Company recorded a net loss on the sale of Jenks of $2.6 million (net of an income tax benefit of $0.6 million) in the third quarter of 2003. Included in this loss is a write-off of goodwill of $0.4 million.

        The operating results of Packaging and Jenks have been reported as "Income from discontinued operations" in the consolidated statement of income. Prior periods have been reclassified, including the reallocation of certain overhead charges to other business segments. Interest expense has been allocated to discontinued operations based on the ratio of the net assets of the discontinued operations to the total net assets of the Company. The consolidated balance sheet and consolidated statement of cash flows have also been reclassified to present separately the assets, liabilities and cash flows of the discontinued operations.

Beyond 2000

        Late in 1999, the Company initiated the B2K program as a global program of business process improvement. B2K is designed to re-engineer transactional processes, strengthen the product development process, extend collaborative processes with trading partners, optimize the supply chain and generally enhance the Company's capabilities to increase sales and profit. An integral part of B2K is the design and implementation of an enterprise wide state-of-the-art technology and information system platform.

        In 2002, the Company implemented the initial phase of its B2K program and began using the new state-of-the-art technology and processes in a significant portion of U.S. operations, including its largest consumer operating unit. The rollout of B2K to the U.S. industrial operations will be completed during 2004. The Company anticipates that the rollout of B2K to its European operations will take place in 2005 with the rollout to its Canadian operations shortly thereafter. The Company will continue to integrate and optimize all of its businesses through broader access to information and increased collaboration with its trading partners. Through B2K, employee time devoted to transaction execution will be reduced and more time will be devoted to the growth and effectiveness of the business.

        The overall levels of capital spending and expense have increased from historical levels to support the B2K effort. To date, $101.5 million of costs associated with B2K have been capitalized and $18.1 million has been expensed. Additional capital spending of $28.0 million and an additional expense of $18.0 million is anticipated under this program. Capital costs under the B2K program are for computer hardware, software and software development and are reflected in property, plant and equipment in the consolidated balance sheet. Costs expensed under the B2K program include costs of business re-engineering, data conversion and training and are reflected in both cost of sales and selling, general and administrative expense in the consolidated statement of income.

Results of Operations—2003 compared to 2002

for the year ended November 30 (millions)	2003	2002
Net sales	$2,269.6	$2,044.9
Gross profit	898.6	799.5
Gross profit margin	39.6%	39.1%
Selling, general and administrative expense	597.6	529.6
Percentage of sales	26.3%	25.9%
Operating income	295.5	262.4
Operating income margin	13.0%	12.8%

        For the year ended November 30, 2003, McCormick reported sales from continuing operations of $2.3 billion, an increase of 11.0% above 2002. Sales benefited from the acquisition of the Zatarain's and Uniqsauces businesses, which accounted for 4.4% of the increase. Favorable foreign exchange rates added another 4.2%, and higher sales, particularly in the U.S. consumer business, contributed an additional 2.4% to sales.

        Gross profit margin increased to 39.6% in 2003 from 39.1% in 2002. Gross profit margin was favorably impacted by global procurement efficiencies, cost reduction initiatives and a mix of more consumer sales, which generally have a higher gross profit margin, compared to industrial sales. Increases in commodity costs such as vanilla were offset by price increases, and higher margins from the Zatarain's business were offset by a lower gross profit margin from Uniqsauces.

        Selling, general and administrative expenses were higher in 2003 than 2002 on both a dollar basis and as a percentage of net sales. These increases were primarily due to increased distribution expenses, decreased royalty income, increased employee benefit costs and higher advertising and promotional expenses. The increase in distribution expenses was primarily due to the addition of higher distribution costs associated with the Zatarain's business, higher fuel costs and higher costs necessary to service customers during the consolidation of facilities in Canada. The decrease in royalty income is due to lower sales in the McCormick de Mexico joint venture. The increase in employee benefit costs was mainly the result of higher pension costs in 2003 compared to 2002. In the consumer business, advertising and promotional expenses increased in support of the launch of several new products.

        Pension expense was $22.1 million, $13.0 million and $9.2 million for the years ended November 30, 2003, 2002 and 2001, respectively. In connection with the valuation performed at the end of 2002, the discount rate was reduced from 7.25% to 7.0%; the expected long-term rate of return on assets was reduced from 10.0% to 9.0%; a more recent mortality table was adopted; and the salary scale was reduced from 4.5% to 4.0%. In connection with the valuation performed at the end of 2003, the discount rate was reduced from 7.0% to 6.0% and the expected long-term rate of return on assets was reduced from 9.0% to 8.5%. These changes are reflective of poor market returns in recent years and a continued low interest rate environment. The changes in assumptions along with investment returns below the assumed rate resulted in the increased pension expense in 2002 and 2003 and will continue to impact expense going forward. Pension expense in 2004 is expected to increase approximately 45%.

        Interest expense from continuing operations decreased in 2003 versus 2002 due to favorable interest rates.

        Other income increased to $13.1 million in 2003 compared to $0.7 million in 2002. In the second quarter of 2003, the Company received $5.4 million of interest income on the Ducros purchase price refund. Also, in the fourth quarter of 2003, the Company recorded a one-time gain of $5.2 million from the sale of an interest in non-strategic royalty agreements. The Company entered into these agreements in 1995 and since then has benefited modestly from tax credits and royalty income.

        The effective tax rate for 2003 was 30.9%, down from 31.0% in 2002. A similar rate is expected in 2004.

        Income from unconsolidated operations decreased 26.8% in 2003 when compared to 2002. This decline is mainly attributable to lower income from the McCormick de Mexico joint venture during the first half of 2003 and to a lesser extent, the Signature Brands joint venture in the fourth quarter of 2003. The McCormick de Mexico business, which markets the leading brand of mayonnaise n Mexico, continues to experience profit pressure from aggressive competition, higher raw material costs and a weak peso versus the prior year. The Signature Brands business, a cake decorating business in the U.S., was impacted in part by the timing of customers' purchases of holiday products.

        Income from discontinued operations was $4.7 million in 2003 compared to $6.0 million in 2002. Income from discontinued operations for 2003 includes 7 months of the operating results of Jenks and 8 1/2 months of the operating results of Packaging. Also included in discontinued operations in 2003 was a net gain on the sale of discontinued operations of $9.0 million. This consists of the gain on the sale of Packaging of $11.6 million partially offset by the loss on the sale of Jenks of $2.6 million. All amounts included in discontinued operations are net of income taxes.

        In the fourth quarter of 2003, the Company recorded a cumulative effect of an accounting change that reduced net income by $2.1 million, net of tax. This charge was recorded in accordance with the adoption of certain provisions of a new accounting interpretation that required the consolidation of the lessor of a leased distribution center. Previously, this entity was not consolidated and the distribution center was accounted for as an operating lease. Consolidation of this entity increased fixed assets by $11.2 million, long-term debt by $14.0 million and minority interest by $0.5 million. The effect of consolidation of this entity in prior years would have reduced net income in 2002 and 2001 by $0.3 million.

Consumer Business

for the year ended November 30 (millions)	2003	2002
Net sales	$1,162.3	$993.9
Operating income	225.7	191.9
Operating income margin	19.4%	19.3%

        In 2003, sales from continuing operations for the consumer business increased 16.9% as compared to 2002. The acquisitions of Zatarain's and Uniqsauces contributed 6.3% of the sales increase and the impact of foreign exchange added another 5.8%. Sales rose 15.3% in the Americas, with Zatarain's contributing 7.1% of sales increase and foreign exchange contributing 0.9% of increase. The remaining 7.3% of sales increase was due primarily to higher volumes in the U.S. and Canada. In 2003, the Company achieved new distribution in the dollar store channel and with a major grocery retailer in the U.S. Sales in Europe rose 21.7%, with foreign exchange contributing 16.9% of increase, and the remaining increase due to the acquisition of Uniqsauces. Sales in the Asia/Pacific region increased 12.3%, with foreign exchange contributing 11.7% of the increase. Sales in this region were adversely affected by competitive conditions in Australia and an initiative to discontinue certain lower margin products in China.

        Operating income from continuing operations for the consumer business reached $225.7 million, an increase of 17.6%. This is in line with the sales increase as the operating income margin (operating income as a percentage of sales) went up slightly from 19.3% in 2002 to 19.4% in 2003. The higher expenses of pension, promotion and advertising, distribution and certain commodities were offset by pricing actions and cost savings on supply chain initiatives. Special charges in the consumer business decreased to $1.8 million in 2003 from $2.7 million in 2002. Special charges in the consumer business for 2003 consisted of additional costs associated with the consolidation of production facilities in Canada and the realignment of consumer sales operations in Australia. Special charges in the consumer business for 2002 primarily consisted of severance, lease exit and relocation costs related to the workforce reduction and realignment of consumer sales operations in the U.S.

        As discussed previously, the Company sold its Jenks brokerage business in the U.K. on July 1, 2003 and accordingly, results of this business have been reclassified from the consumer segment to discontinued operations.

Industrial Business

for the year ended November 30 (millions)	2003	2002
Net sales	$1,107.3	$1,051.0
Operating income	110.2	107.3
Operating income margin	10.0%	10.2%

        For the fiscal year 2003, sales from the industrial business rose 5.4% as compared to 2002. The acquisition of Uniqsauces contributed 2.7% of sales increase and foreign exchange added another 2.6%. Sales rose 0.4% in the Americas, with foreign exchange contributing 0.5% of the increase. In the Americas, the restaurant industry was affected by a slowdown in consumer traffic in 2003. While this adversely affected the Company's sales to food service distributors, direct sales to restaurant chains had strong growth resulting from successful new products and customer promotions of existing products. Sales to food processors were largely affected by lower pricing in response to a decrease in raw material costs, particularly for snack food seasonings. In Europe, sales rose 27.9% with

Uniqsauces contributing 17.7% of increase and foreign exchange contributing 12.0% of increase. The remaining decrease of 0.5% was due to lower demand for seasoning products, which more than offset strong condiment sales. In the Asia/Pacific region, sales increased 11.9%, with 5.9% of increase from foreign exchange and 6.0% from higher volume.

        Operating income from continuing operations for the industrial business rose 2.7% to $110.2 million. Operating income margin was 10.0% in 2003 compared to 10.2% in 2002. The operating income increase was generally in line with the sales increase, excluding the Uniqsauces acquisition. This acquisition was strategically made for its condiment production facility and certain of its customer relationships. In the industrial segment, commodity cost increases and decreases are generally offset by pricing actions. However, in 2003 vanilla had a negative effect on operating income due to significant volatility in this commodity. The savings on supply chain initiatives were off-set by cost increases in pension and other benefit costs. Special charges in the industrial business increased to $2.3 million in 2003 from $1.8 million in 2002. Special charges in the industrial business for 2003 consisted of additional costs associated with the consolidation of production facilities in Canada and severance and other costs related to the consolidation of industrial manufacturing in the U.K. Special charges in the industrial business for 2002 primarily consisted of further severance and other costs related to the workforce reduction initiated in 2001 and further costs related to the closure of a U.S. distribution center.

Results of Operations—2002 compared to 2001

for the year ended November 30 (millions)	2002	2001
Net sales	$2,044.9	$1,939.1
Gross profit	799.5	737.5
Gross profit margin	39.1%	38.0%
Selling, general and administrative expense	529.6	507.6
Percentage of sales	25.9%	26.2%
Operating income	262.4	219.6
Operating income margin	12.8%	11.3%

        The Company adopted Statement of Financial Accounting Standard (SFAS) No. 142 effective December 1, 2001. In accordance with this pronouncement, the Company ceased amortization of goodwill and indefinite lived intangible assets. Prior year financial information has not been restated. The amounts reported for operating income and net income in 2001, in this section of the report, are therefore not comparable with the operating income and net income for 2002 and 2003.

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

        Net sales from consolidated operations in 2002 increased 5.5% to $2.0 billion when compared to 2001 primarily as a result of volume. The favorable effect of foreign currency translation contributed 0.8% to this overall increase.

        Gross profit margin increased to 39.1% in 2002 from 38.0% in 2001. Gross profit margins for the Company were favorably impacted by global procurement initiatives and ongoing efforts to improve efficiencies. In the consumer business, gross profit margin improvement was also due to favorable raw material costs. In the industrial business, gross profit margin also improved due to a shift in product mix to higher-margin, more value-added products. These favorable effects on the Company's food business gross margins were partially offset by implementation costs related to the B2K program.

        Selling, general and administrative expenses in 2001 included goodwill amortization of $12.9 million. Excluding goodwill amortization in 2001, selling, general and administrative expenses were higher in 2002 than 2001 on both a dollar basis and as a percentage of net sales. These increases were primarily due to increased distribution, pension, and insurance costs, as well as increased spending related to the B2K program. The increased distribution costs were due to increased costs to service the Company's customers during the initial system implementation of B2K. Insurance costs increased concurrent with an industry-wide trend. While implementation expenses of B2K peaked in 2002, the future decrease in implementation expenses was expected to be slightly more than off-set by future increases in depreciation expense on the B2K systems that are implemented.

        Interest expense decreased in 2002 versus 2001 due to favorable interest rates and lower average debt levels.

        Other income decreased in 2002 compared to 2001. This decrease is attributable to exchange losses on foreign currency transactions.

        The effective tax rate for 2002 was 31.0%, down from 32.6% in 2001. The lower tax rate was attributable to the elimination of goodwill amortization, which is generally a non-tax deductible expense. This effect is predominantly in international operations.

        Income from unconsolidated operations increased to $22.4 million in 2002 versus $21.5 million in 2001. Unconsolidated operations consist primarily of our McCormick de Mexico and Signature Brands joint ventures.

        Income from discontinued operations was $6.0 million in 2002 compared to $9.5 million in 2001. The packaging segment experienced softness in the first half of 2002 due to reduced demand for its customers' products, particularly tubes for personal care and cosmetics. Actions were taken in 2002 to adjust production activities, including a reduction in workforce. Late in 2001, the customer service function for Jenks was outsourced to its distributor. The distributor did not adequately control the customer service process, which led to $4.0 million of inventory and receivable write-offs in 2002. As a result of the sale of Jenks, these write-offs are included in income from discontinued operations on the consolidated income statement. All amounts included in discontinued operations are net of income taxes.

Consumer Business

for the year ended November 30 (millions)	2002	2001
Net sales	$993.9	$944.1
Operating income	191.9	160.5
Operating income margin	19.3%	17.0%

        In 2002, net sales for the consumer business increased 5.3% compared to 2001 primarily as a result of volume. The favorable effect of foreign currency fluctuations contributed 1.3% to this overall increase. Consumer sales in the Americas increased 3.9% from higher sales of core products and the introduction of new products. Sales in the Americas also benefited from a price increase that was offset in part by higher promotional trade allowance spending which is recorded as a reduction of sales. In Europe, sales increased 8.8% with 4.5% of increase due to foreign currency. The remaining 4.3% increase was attributable to favorable sales volume partially offset by unfavorable product mix. In the Asia/Pacific region, sales increased 7.1% with 2.9% of increase due to foreign currency. The remaining 4.2% increase was due primarily to higher volumes in China which generated 8.3% sales growth. Growth in China slowed in the fourth quarter of 2002 due to a strategic initiative that is underway. The Company is de-emphasizing some of its less profitable products in that market, such as ketchup and soy sauce, in order to focus on core products, such as spices and seasoning mixes, which have a higher margin.

        In the consumer business, operating income margin was 19.3% in 2002 compared to 17.0% in 2001 due to global procurement initiatives, ongoing efforts to improve efficiencies, favorable raw material costs and decreased special charges. Special charges for the consumer segment decreased to $2.7 million in 2002 from $5.2 million in 2001. Special charges in the consumer business for 2002 primarily consisted of severance, lease exit and relocation costs related to the workforce reduction and realignment of consumer sales operations in the U.S. Special charges in the consumer business for 2001 primarily consisted of a product line elimination and a realignment of our sales operations in the U.K., and an overall workforce reduction.

Industrial Business

for the year ended November 30 (millions)	2002	2001
Net sales	$1,051.0	$995.0
Operating income	107.3	89.1
Operating income margin	10.2%	9.0%

        In 2002, net sales for the industrial business increased 5.6% versus 2001 primarily as a result of volume. The favorable effect of foreign currency fluctuations contributed 0.5% to this overall increase. Industrial sales in the Americas were up 5.5% due to strong sales, particularly of seasoning products and products sold to our food service customers. In Europe, sales increased 3.0% with 3.9% of increase from foreign exchange. The remaining 0.9% decrease was attributable to unfavorable product mix. In the Asia/Pacific region, sales increased 12.5% with 1.1% of increase from foreign exchange. The remaining 11.4% increase was due to increased volume predominantly in China as the Company continues to expand with its worldwide industrial customers.

        In the industrial business, operating income margin was 10.2% in 2002 compared to 9.0% in 2001. The increase in operating income margin versus prior year is due to continued cost reduction initiatives and a continued shift in sales to higher-margin, more value-added products. This improvement was led by strong performance with U.S. food service customers and in the Asia/Pacific region. Special charges for the industrial business decreased to $1.8 million in 2002 from $6.0 million in 2001. Special charges in the industrial business for 2002 primarily consisted of further severance and other costs related to the workforce reduction initiated in 2001 and additional costs related to the closure of a U.S. distribution center. Special charges in the industrial business for 2001 related to the distribution center consolidation in the U.S., the consolidation of manufacturing in Canada and an overall workforce reduction.

Financial Condition

        Continued strong cash flows from operations enabled the Company to fund operating projects and investments designed to meet the Company's growth objectives, make strategic acquisitions, and repurchase stock of the Company.

        In the consolidated statement of cash flows, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates as these do not reflect actual cash flows. Accordingly, the amounts in the consolidated statement of cash flows do not agree with changes in the operating assets and liabilities that are presented in the consolidated balance sheet. In addition, the cash flows from operating, investing and financing activities are presented excluding the effects of discontinued operations.

        In the consolidated statement of cash flows, cash provided by continuing operating activities was $195.4 million in 2003 compared to $205.3 million in 2002 and $188.7 million in 2001. Over the past three years, there has been an annual increase in net income from continuing operations which is an increasingly significant component of this cash flow. In 2003, 2002 and 2001, working capital items decreased cash flow. When 2003 is compared to 2002 the major use of funds from working capital was an increase in inventory due to the Company's strategic decision to carry a larger than normal inventory of vanilla beans in order to be in a position to meet the demands of its customers as the availability of quality beans has declined significantly. The change in other assets and liabilities in 2003 was mainly due to the timing of liability payments. When 2002 is compared to 2001, the increase in receivables is mainly due to strong sales in the fourth quarter of 2002. The increase in inventory in 2002 is due to higher levels to meet increased sales and the temporary effect of increased inventory as B2K was implemented at several of the Company's U.S. locations.

        Continuing investing activities used cash of $100.7 million in 2003 versus $95.3 million in 2002 and $96.6 million in 2001. Net capital expenditures (capital expenditures less proceeds from the sale of fixed assets) were $81.7 million in 2003, $93.9 million in 2002 and $96.1 million in 2001. The reduction in capital expenditures in 2003 is due to less capital spending on B2K as the project was more capital intensive in 2002 and 2001. Capital expenditures in 2004 are expected to be slightly less than in 2003. Cash paid for the acquisitions of the Zatarain's and Uniqsauces businesses during 2003 was $202.9 million. Cash received from the sale of the Packaging and Jenks businesses during 2003 was $133.9 million. The Company also received $55.4 million during 2003 from the Ducros purchase price adjustment, of which, $5.4 million represented interest and is included in cash flows from continuing operating activities.

        Continuing financing activities used cash of $131.3 million in 2003, $111.6 million in 2002 and $85.4 million in 2001. The Company's short-term borrowings increased only $17.2 million in 2003 as the Company was able to finance most of its investing and financing activities with cash flows from operations. In 2003, the Company purchased 4.5 million shares of common stock for $119.2 million under the Company's $250 million share repurchase program. As of November 30, 2003, $22.0 million remained under the $250 million share repurchase program. Without significant acquisition activity, the Company expects to complete this program by mid-2004. Anticipating this completion, the Company's Board of Directors authorized an additional $300 million of share repurchase. The Company expects this new program to extend into 2006. The common stock issued in 2003, 2002 and 2001 and the common stock acquired by purchase in 2002 and 2001 relates to the Company's stock compensation plans. In 2002, the Company repaid short-term borrowings based on cash flow generated from operations. In the first quarter of 2001, the Company finalized its medium-term note program for the Ducros acquisition and issued $300.0 million of notes, which replaced the existing commercial paper notes used to finance the transaction. In addition, during the third quarter of 2001, the Company retired $75.0 million of 8.95% fixed rate notes by issuing commercial paper.

        Dividend payments increased to $64.1 million in 2003, up 9.4% compared to $58.6 million in 2002. Dividends paid in 2003 totaled $0.46 per share, up from $0.42 per share in 2002. In June 2003, the Board of Directors approved a 9.1% increase in the quarterly dividend from $0.11 to $0.12 per share. In November 2003, the Board of Directors approved an additional 16.7% increase in the quarterly dividend from $0.12 to $0.14 per share. Over the last 5 years, dividends have risen at a compounded annual rate of 10.5%.

        The Company's pension plans had a shortfall of plan assets over accumulated benefit obligations at their 2003 and 2002 measurement dates of $166.6 million and $144.4 million, respectively. These shortfalls were due to the continued low interest rate environment and asset returns lower than assumed. As a result, the Company recorded an additional minimum liability as required by Statement of Financial Accounting Standard (SFAS) No. 87 through a charge to other comprehensive income of $110.2 million ($69.1 million net of tax) in 2002 and $20.6 million ($14.4 million net of tax) in 2003 to increase accrued pension liabilities. Cash payments to pension plans were $27.2 million in 2003, $25.2 million in 2002 and $20.1 million in 2001. Minimum cash contributions to the plans required in 2004 are expected to be approximately $21 million. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. The Company bases its investment of plan assets, in part, on the duration of each plan's liabilities. Across all plans, 68% of assets are invested in equities and 32% in fixed income investments.

        The Company's ratio of debt-to-total-capital (total capital includes debt, minority interest and shareholders' equity) was 44.4% as of November 30, 2003, a decrease from 49.0% at November 30, 2002 and below the Company's target range of 45-55%. The decrease was primarily the result of an increase in shareholders' equity. Foreign currency had the effect of increasing shareholders' equity and accordingly, decreased the ratio of debt-to-total-capital by 4.5% in 2003. During the year, the Company's short-term debt varies, however, it is usually lower at the end of the year. The average short-term borrowings outstanding for the year ended November 30, 2003 and 2002 were $287.6 million and $297.5 million, respectively.

        The reported values of the Company's assets and liabilities held in its non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. During the year ended November 30, 2003, the exchange rates for the Euro, British pound sterling, Canadian dollar and Australian dollar were substantially higher versus the U.S. dollar than in 2002. Exchange rate fluctuations resulted in an increase in accounts receivable of approximately $30 million, inventory of approximately $19 million, goodwill of approximately $81 million and other comprehensive income of $131 million since November 30, 2002.

        The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2003 was $454.0 million. Holders of $55.0 million of the Company's medium-term notes due in 2024 have a one-time option to require retirement of these notes in 2004. In the event the option is exercised, management has the ability and intent to refinance with long-term debt. Management believes that internally generated funds and the Company's existing sources of liquidity under its credit facilities are sufficient to meet current and anticipated financing requirements over the next 12 months. If the Company were to under-take an acquisition that requires funds in excess of its existing sources of liquidity, it would look to sources of funding from additional credit facilities or debt issuances.

Special Charges

        In 2001, McCormick adopted a plan to streamline its operations. While 2001 was a record year for McCormick, the U.S. and global economies did not fare as well. Recognizing that it is not immune to the impact of these difficult financial times on its customers and consumers, the Company formalized a plan to more rapidly streamline its operations to meet the challenges that it, and all companies, faced in 2002 and in the future.

        This plan, adopted during the 2001 fourth quarter, included the consolidation of several distribution and manufacturing locations, the reduction of administrative and manufacturing positions, and the reorganization of several joint ventures. The total plan will cost approximately $32.6 million ($25.6 million after tax). Total cash expenditures in connection with these costs will approximate $16.7 million, which will be funded through internally generated funds. The remaining $15.9 million of costs associated with the plan will consist of write-offs of assets. The total cost of the plan includes $1.8 million of costs related to Packaging and Jenks that have been reclassified to income from discontinued operations in the consolidated statement of income. Once fully implemented, annualized cash savings are expected to be approximately $8.0 million ($5.3 million after tax), most of which have been realized to date. Savings from the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are expected to be included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.

        In the fourth quarter of 2001, the Company recorded charges of $11.2 million ($7.4 million after tax) under this plan. Of this amount, $10.3 million was classified as special charges and $0.9 million as cost of goods sold in the consolidated statement of income. Additional amounts under the plan were not recorded at that time as they were either incremental costs directly related to the implementation of the plan, or the plans were not sufficiently detailed to allow for accounting accrual.

        The costs recorded in the fourth quarter of 2001 related to the consolidation of manufacturing in Canada, a distribution center consolidation in the U.S., a product line elimination and a realignment of the Company's sales operations in the U.K., and a workforce reduction which encompasses plans in all segments and across all geographic areas. The major components of the 2001 special charges include charges for employee termination benefits of $5.8 million, asset write-downs of $1.6 million, and other related exit costs of $3.8 million.

        During the year ended November 30, 2002, the Company recorded an additional $7.5 million ($5.5 million after-tax) of special charges associated with the 2001 restructuring plan, which could not be accrued at that time. These charges included the write-off of an investment in an industry purchasing consortium, further costs of lease exit and relocation costs related to the workforce reduction and realignment of consumer sales operations in the U.S. and further severance and other costs related to the previously discussed workforce reduction. Also included in the 2002 charges were further costs related to the closure of a U.S. distribution center and further costs of the consolidation of manufacturing in Canada which included the disposition of a manufacturing facility. During 2002, total cash expenditures in connection with the plan were $6.3 million. The major components of the 2002 special charges include charges for employee termination benefits of $3.3 million, asset write-downs of $3.3 million, and other related exit costs of $0.9 million.

        During the year ended November 30, 2003, the Company recorded special charges related to continuing operations of $5.5 million ($3.6 million after-tax). The costs recorded in 2003 included additional costs associated with the consolidation of production facilities in Canada, net of a gain on the sale of a manufacturing facility, severance and other costs related to the consolidation of industrial manufacturing in the U.K. and the realignment of the Company's consumer sales operations in Australia. During 2003, total cash expenditures in connection with the plan were $4.7 million. The major components of the 2003 special charges include charges for employee termination benefits of $4.7 million, gain on the sale of assets of $(0.6) million, and other related exit costs of $1.4 million.

        Costs yet to be incurred ($6.6 million) from the 2001 restructuring plan include the reorganization of several joint ventures and additional costs related to the previously mentioned consolidation of manufacturing locations, primarily costs of relocating employees and machinery and equipment and charges for the write-off of assets. Additional cash expenditures under the plan will approximate $5.7 million. These actions are expected to be completed in 2004 and 2005. The total 2001 restructuring plan, including amounts accrued in 2001, 2002 and 2003, included severance charges for 385 position reductions. As of November 30, 2003, 252 of the 385 position reductions had taken place.

        Refer to note 4 of the notes to consolidated financial statements for further information.

Market Risk Sensitivity

        The Company utilizes derivative financial instruments to enhance its ability to manage risk, including foreign exchange and interest rate exposures, which exist as part of its ongoing business operations. The Company does not enter into contracts for trading purposes, nor is it a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with notes 7 and 8 of the notes to consolidated financial statements.

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

        The following table summarizes the foreign currency exchange contracts held at November 30, 2003. All contracts are valued in U.S. dollars using year-end 2003 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions, all with a maturity period of less than one year.

Foreign Currency Exchange Contracts

Currency sold	Currency received	Notional value (millions)	Average contractual exchange rate (USD/fc)	Fair value (millions)
Euro	USD	$19.2	1.17	$(.5)
British pound sterling	USD	7.5	1.67	(.2)
Canadian dollar	USD	28.1	.73	(.7)

The Company has a number of smaller contracts with an aggregate notional value of $4.1 million to purchase or sell various other currencies, such as Australian dollar, Japanese yen, and South African rand as of November 30, 2003. The aggregate fair value of these contracts was $(0.3) at November 30, 2003.

At November 30, 2002, the Company had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar, Swiss franc, Polish zloty and South African rand with a notional value of $27.0 million, all of which matured in 2003. The fair value of these contracts was $(0.5) million at November 30, 2002.

Contracts with durations which are less than 5 days and used for short-term cash flow funding within the Company are not included in the notes or table above.

        During 2003, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on the Company's net investments in France, the U.K., Canada, and Australia. The Company did not hedge its net investments in subsidiaries and unconsolidated affiliates in 2003, 2002, or 2001.

        Interest Rate Risk—The Company's policy is to manage interest rate risk by entering into both fixed and variable rate debt. The Company also uses interest rate swaps to achieve a desired mix of its fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps, by fiscal year of maturity at November 30, 2003 and 2002. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

Year of Maturity at November 30, 2003

(millions)	2004	2005	2006	2007	Thereafter	Total	Fair value
Debt
Fixed rate	$16.3	$32.3	$196.4	$.3	$205.4	$450.7	$508.5
Average interest rate	7.00%	7.10%	7.42%	—	7.53%

Variable rate	$154.7	$14.2	—	—	—	$168.9	$168.9
Average interest rate	1.52%	1.59%

Year of Maturity at November 30, 2002

(millions)	2003	2004	2005	2006	Thereafter	Total	Fair value
Debt
Fixed rate	$.6	$16.3	$32.3	$196.6	$205.7	$451.5	$495.6
Average interest rate	1.75%	7.03%	7.10%	7.42%	7.52%

Variable rate	$136.7	—	—	—	—	$136.7	$136.7
Average interest rate	2.70%

Note: The table above displays the debt by the terms of the original debt instrument without consideration of interest rate swaps. These swaps have the following effects. The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments on the $75 million will be fixed at 6.35% during this period. Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $294 million of the notes at a weighted-average fixed rate of 7.62%. The fixed interest rate on $100 million of the 6.4% medium-term notes due in 2006 is effectively converted to a variable rate by interest rate swaps through 2006. Net interest payments on these notes are based on LIBOR plus 3.595% during this period.

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

        Credit Risk—The customers of the consumer business are predominantly food retailers and food wholesalers. Recently, consolidations in these industries have created larger customers, some of which are highly leveraged. This has increased the Company's exposure to credit risk. Several customers over the past two years have filed for bankruptcy protection; however, these bankruptcies have not had a material effect on the Company's results. The Company feels that the risks have been adequately provided for in its bad debt allowance.

Contractual Obligations and Commercial Commitments

        The following table reflects a summary of the Company's contractual obligations and commercial commitments as of November 30, 2003:

Contractual Cash Obligations Due by Year

(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Notes payable	$154.3	$154.3	—	—	—
Long-term debt	465.3	16.7	$242.9	$150.0	$55.7
Operating leases	62.3	13.9	19.4	11.3	17.7
Raw material purchase obligations	124.9	124.9	—	—	—
Other purchase obligations(a)	9.7	9.7	—	—	—

Total contractual cash obligations	$816.5	$319.5	$262.3	$161.3	$73.4

(a)
Other purchase obligations primarily consist of advertising media commitments.

Note: In 2004, the Company's pension and postretirement funding is expected to be approximately $29 million. Pension and postretirement funding can vary significantly each year due to changes in legislation and the Company's significant assumptions. As a result, the Company has not presented pension and postretirement funding in the table above.

Commercial Commitments Expiration by Year

(millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Guarantees	$27.3	$21.3	$5.3	$.7	—
Standby and trade letters of credit	24.3	24.3	—	—	—
Lines of credit	454.0	229.0	—	225.0	—

Total commercial commitments	$505.6	$274.6	$5.3	$225.7	—

Off-Balance Sheet Arrangements

        As discussed below, the Company has consolidated the lessor of a leased distribution center in the fourth quarter of 2003.

Recently Issued Accounting Pronouncements

        In November 2001, the Emerging Issues Task Force (EITF) issued EITF 01- 09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This required the Company to classify certain marketing expenses as a reduction of sales in 2002 and to reclassify prior year amounts. Concurrent with the adoption of EITF 01- 09, the Company also reclassified certain expenses from selling, general and administrative expense to cost of goods sold. The effect of these reclassifications on 2001 was a decrease in sales of $153.9 million, an increase in cost of goods sold of $20.0 million, and a decrease in selling, general and administrative expense of $173.9 million. These reclassifications did not impact net income.

        In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. SFAS No. 141 also eliminates the pooling-of-interest method of accounting, and further clarifies the criteria for recognition of intangible assets separately from goodwill. There was no material effect upon adoption of SFAS No. 141. Refer to note 5 of notes to consolidated financial statements for the disclosure relating to the adoption of SFAS No. 142, which was adopted on December 1, 2001.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 generally requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company adopted SFAS No. 146 on December 1, 2002. There was no material effect upon adoption of this statement.

        In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted FASB Interpretation No. 45 on December 1, 2002. There was no material effect upon adoption of this statement.

        In January 2003, the FASB issued and subsequently revised Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both (primary beneficiary). Currently, entities are generally consolidated by a company that has a controlling financial interest through ownership of a majority voting interest in the entity. Interpretation No. 46 is effective for companies that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. During 2003, the Company concluded that it was the primary beneficiary of a variable interest entity that is the lessor of a distribution center used by the Company. The Company has elected to adopt the provisions of Interpretation No. 46 related to special purpose entities in the fourth quarter of 2003 as they apply to this lessor while deferring adoption related to other potential variable interest entities until the second quarter of 2004 as permitted by Interpretation No. 46. Effective at the beginning of the fourth quarter of 2003, the Company has consolidated the lessor of the leased distribution center and has recorded a cumulative effect of an accounting change of $2.1 million (net of income tax benefit of $1.2 million). Consolidation of this entity increased assets by $11.2 million, long-term debt by $14.0 million and minority interest by $0.5 million. Previously, this entity was not consolidated and the distribution center was accounted for as an operating lease. The effect of consolidation of this entity in prior years would have reduced net income in 2002 and 2001 by $0.3 million. The Company intends to fully adopt Interpretation No. 46 for all entities other than the lessor discussed above beginning in the second quarter of 2004. The Company is still evaluating what effects, if any, the adoption of Interpretation No. 46 will have on other entities in which it may have a variable interest.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to improve financial statement disclosures for defined benefit plans. This standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the Company will be required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The Company intends to adopt this standard beginning in the second quarter of 2004.

Critical Accounting Estimates and Assumptions

        In preparing the financial statements in accordance with Accounting Principles Generally Accepted in the United States (GAAP), management is required to make estimates and assumptions that have an impact on the assets, liabilities, revenue, and expense amounts reported. These estimates can also affect supplemental information disclosures by the Company, including information about contingencies, risk, and financial condition. The Company believes, given current facts and circumstances, its estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the financial statements, the Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and prepaid allowances. Management believes the Company's most critical accounting estimates and assumptions are in the following areas:

Customer Contracts

        In several of its major markets, the consumer business sells its products by entering into annual or multi-year contracts with its customers. These contracts include provisions for items such as sales discounts, marketing allowances and performance incentives. The discounts, allowances, and incentives are expensed based on certain estimated criteria such as sales volume of indirect customers, customers reaching anticipated volume thresholds, and marketing spending. The Company routinely reviews these criteria and makes adjustments as facts and circumstances change.

Goodwill Valuation

        The Company reviews the carrying value of goodwill annually utilizing a discounted cash flow model. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting unit's fair value and result in an impairment charge. The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill that totaled $708.7 million at November 30, 2003. However, the current fair values of the Company's reporting units are significantly in excess of carrying values, and accordingly management believes that only significant changes in the cash flow assumptions would result in impairment.

Income Taxes

        The Company files income tax returns and estimates income taxes in each of the taxing jurisdictions in which it operates. The Company is subject to tax audits in each of these jurisdictions, which could result in changes to the estimated taxes. The amount of these changes would vary by jurisdiction and would be recorded when known. Management has recorded valuation allowances to reduce its deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and on-going tax planning strategies in assessing the need for a valuation allowance.

Pension and Postretirement Benefits

        Pension and other postretirement plans' costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates, and health care cost trend rates. The actuarial assumptions used in the Company's pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for the Company's future pension and postretirement benefit obligations. While the Company believes that the assumptions used are appropriate, differences between assumed and actual experience may affect the Company's operating results. A 1% change in the actuarial assumption for discount rate would impact pension and postretirement benefit expense by approximately $8 million. A 1% change in the expected return on plan assets would impact pension and postretirement benefit expense by approximately $3 million. In addition, see the preceding sections of the MD&A and notes 9 and 10 of notes to consolidated financial statements for a discussion of these assumptions and the effects on the financial statements.

Forward-Looking Information

        Certain information contained in this report includes "forward-looking statements" within the meaning of section 21(E) of the Securities and Exchange Act. The Company intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in this section. All statements regarding the Company's expected financial plans, future capital requirements, forecasted, demographic and economic trends relating to its industry, ability to complete internal restructuring programs and to realize anticipated cost savings from such programs, ability to complete acquisitions, to realize anticipated cost savings and other benefits from acquisitions, to recover acquisition-related costs, and similar matters are forward-looking statements. In some cases, these statements can be identified by the Company's use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential," or "intend." The forward-looking information is based on various factors and was derived using numerous assumptions. However, these statements only reflect the Company's predictions. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the Company's actual results to differ materially from the statements. Important factors that could cause the Company's actual results to be materially different from its expectations include actions of competitors, customer relationships, market acceptance of new products, actual amounts and timing of special charge items, removal and disposal costs, final negotiations of third-party contracts, the impact of stock market conditions on its share repurchase program, fluctuations in the cost and availability of supply chain resources, global economic conditions, including interest and currency rate fluctuations, and inflation rates. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

        Although there are inherent limitations in the effectiveness of any system of internal controls, we believe our controls as of November 30, 2003 provide reasonable assurance that the financial statements are reliable and that our assets are reasonably safeguarded.

/s/ ROBERT J. LAWLESS Robert J. Lawless Chairman, President & Chief Executive Officer
/s/ FRANCIS A. CONTINO Francis A. Contino Executive Vice President, Chief Financial Officer & Supply Chain
/s/ KENNETH A. KELLY, JR. Kenneth A. Kelly, Jr. Vice President & Controller, Chief Accounting Officer

Report of Independent Auditors to the Shareholders

McCormick & Company, Incorporated

        We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2003 and 2002 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2003 and 2002 and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2003, in conformity with accounting principles generally accepted in the United States.

        As discussed in note 1 of the notes to consolidated financial statements, the Company changed the manner in which it accounts for a variable interest entity upon adoption of certain provisions of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities" on September 1, 2003. Also as discussed in note 1, the Company changed the manner in which it accounts for goodwill and other intangible assets upon adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" on December 1, 2001.

/s/ ERNST & YOUNG LLP Baltimore, Maryland January 27, 2004

Consolidated Statement of Income

for the year ended November 30 (millions except per share data)	2003	2002	2001
Net sales	$2,269.6	$2,044.9	$1,939.1
Cost of goods sold	1,371.0	1,245.4	1,201.6

Gross profit	898.6	799.5	737.5
Selling, general and administrative expense	597.6	529.6	507.6
Special charges	5.5	7.5	10.3

Operating income	295.5	262.4	219.6
Interest expense	38.6	39.2	46.7
Other income, net	13.1	.7	2.1

Income from consolidated operations before income taxes	270.0	223.9	175.0
Income taxes	83.4	69.4	57.0

Net income from consolidated operations	186.6	154.5	118.0
Income from unconsolidated operations	16.4	22.4	21.5
Minority interest	3.8	3.1	2.4

Net income from continuing operations	199.2	173.8	137.1
Discontinued operations, net of tax:
Net income	4.7	6.0	9.5
Gain on sale	9.0	—	—

Net income before cumulative effect of accounting change	212.9	179.8	146.6
Cumulative effect of accounting change, net of tax	(2.1)	—	—

Net income	$210.8	$179.8	$146.6

Earnings per share—basic:
Net income from continuing operations	$1.43	$1.25	$.99
Net income from discontinued operations	.03	.04	.07
Gain on sale of discontinued operations	.06	—	—
Cumulative effect of accounting change	(.02)	—	—
Net income	1.51	1.29	1.06
Earnings per share—diluted:
Net income from continuing operations	$1.40	$1.22	$.98
Net income from discontinued operations	.03	.04	.07
Gain on sale of discontinued operations	.06	—	—
Cumulative effect of accounting change	(.01)	—	—
Net income	1.48	1.26	1.05

See Notes to Consolidated Financial Statements, pages 38-51.

Consolidated Balance Sheet

at November 30 (millions)	2003	2002
Current assets
Cash and cash equivalents	$25.1	$47.3
Receivables, less allowances of $6.3 for 2003 and $5.4 for 2002	347.5	303.3
Inventories	362.8	283.7
Prepaid expenses and other current assets	26.7	28.7
Current assets of discontinued operations	—	61.6

Total current assets	762.1	724.6

Property, plant and equipment, net	458.3	390.1
Goodwill, net	708.7	498.7
Intangible assets, net	8.2	6.5
Prepaid allowances	83.8	96.6
Investments and other assets	127.1	135.2
Non-current assets of discontinued operations	—	79.1

Total assets	$2,148.2	$1,930.8

Current liabilities
Short-term borrowings	$154.3	$136.7
Current portion of long-term debt	16.7	.6
Trade accounts payable	178.8	175.1
Other accrued liabilities	362.9	324.5
Current liabilities of discontinued operations	—	36.4

Total current liabilities	712.7	673.3

Long-term debt	448.6	450.9
Other long-term liabilities	209.5	192.2
Long-term liabilities of discontinued operations	—	3.2

Total liabilities	1,370.8	1,319.6

Minority interest	22.2	18.9
Shareholders' equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2003—15.3 shares, 2002—15.6 shares	91.1	74.7
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2003—121.9 shares, 2002—124.4 shares	171.5	156.0
Retained earnings	472.6	458.9
Accumulated other comprehensive income (loss)	20.0	(97.3)

Total shareholders' equity	755.2	592.3

Total liabilities and shareholders' equity	$2,148.2	$1,930.8

See Notes to Consolidated Financial Statements, pages 38-51.

Consolidated Statement of Cash Flows

for the year ended November 30 (millions)	2003	2002	2001
Operating activities
Net income	$210.8	$179.8	$146.6
Net income from discontinued operations	(4.7)	(6.0)	(9.5)
Gain on sale of discontinued operations	(9.0)	—	—
Cumulative effect of accounting change	2.1	—	—

Net income from continuing operations	199.2	173.8	137.1
Adjustments to reconcile net income from continuing operations to net cash provided by operating activities:
Special charges	—	—	11.2
Depreciation and amortization	65.3	53.4	60.7
Deferred income taxes	15.6	21.1	2.2
Loss on sale of fixed assets	.4	.1	.5
Income from unconsolidated operations	(16.4)	(22.4)	(21.5)
Changes in operating assets and liabilities:
Receivables	9.8	(35.0)	7.8
Inventories	(50.0)	(18.7)	(3.8)
Prepaid allowances	13.5	2.7	(3.3)
Trade accounts payable	(17.1)	13.3	1.9
Other assets and liabilities	(45.5)	(2.1)	(22.5)
Dividends received from unconsolidated affiliates	20.6	19.1	18.4

Net cash provided by continuing operating activities	195.4	205.3	188.7

Investing activities
Acquisitions of businesses	(202.9)	(1.4)	—
Purchase price adjustment	50.0	—	—
Capital expenditures	(91.6)	(100.4)	(96.8)
Proceeds from sale of discontinued operations	133.9	—	—
Proceeds from sale of fixed assets	9.9	6.5	.7
Other	—	—	(.5)

Net cash used in continuing investing activities	(100.7)	(95.3)	(96.6)

Financing activities
Short-term borrowings, net	17.2	(73.8)	(263.3)
Long-term debt borrowings	—	—	297.8
Long-term debt repayments	(.8)	(.6)	(82.1)
Common stock issued	37.0	28.2	29.2
Common stock acquired by purchase	(120.6)	(6.8)	(11.9)
Dividends paid	(64.1)	(58.6)	(55.1)

Net cash used in continuing financing activities	(131.3)	(111.6)	(85.4)

Effect of exchange rate changes on cash and cash equivalents	19.0	9.5	.2
Net cash (used in)/provided by discontinued operations	(4.6)	8.1	.5

(Decrease)/increase in cash and cash equivalents	(22.2)	16.0	7.4
Cash and cash equivalents at beginning of year	47.3	31.3	23.9

Cash and cash equivalents at end of year	$25.1	$47.3	$31.3

See Notes to Consolidated Financial Statements, pages 38-51.

Consolidated Statement of Shareholders' Equity

(millions except per share data)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, November 30, 2000	16.6	120.1	$175.3	$263.3	$(79.3)	$359.3
Comprehensive income:
Net income				146.6		146.6
Currency translation adjustments					7.2	7.2
Change in realized and unrealized gains on derivative financial instruments, net of tax ($4.8 million)					(9.9)	(9.9)
Net unrealized loss on pension assets					(1.9)	(1.9)

Comprehensive income						142.0

Dividends				(55.1)		(55.1)
Shares purchased and retired	(.4)	(.2)	(1.6)	(10.3)		(11.9)
Shares issued	1.2	1.2	29.2			29.2
Other				(.4)		(.4)
Equal exchange	(1.6)	1.6				—

Balance, November 30, 2001	15.8	122.7	$202.9	$344.1	$(83.9)	$463.1
Comprehensive income:
Net income				179.8		179.8
Currency translation adjustments					56.9	56.9
Change in realized and unrealized gains on derivative financial instruments, net of tax ($1.0 million)					(1.5)	(1.5)
Minimum pension liability adjustment, net of tax ($40.1 million)					(69.1)	(69.1)
Net unrealized gain on pension assets, net of tax ($0.2 million)					.3	.3

Comprehensive income						166.4

Dividends				(58.6)		(58.6)
Shares purchased and retired	(.3)	(.1)	(1.2)	(5.6)		(6.8)
Shares issued, including tax benefit ($3.3 million)	1.4	.5	29.0	(.8)		28.2
Equal exchange	(1.3)	1.3				—

Balance, November 30, 2002	15.6	124.4	$230.7	$458.9	$(97.3)	$592.3
Comprehensive income:
Net income				210.8		210.8
Currency translation adjustments, net of tax ($1.1 million)					130.7	130.7
Change in realized and unrealized gains on derivative financial instruments, net of tax ($0.5 million)					.2	.2
Minimum pension liability adjustment, net of tax ($6.4 million)					(14.4)	(14.4)
Net unrealized gain on pension assets, net of tax ($0.5 million)					.8	.8

Comprehensive income						328.1

Dividends				(83.3)		(83.3)
Shares purchased and retired	(.1)	(4.4)	(6.8)	(113.8)		(120.6)
Shares issued, including tax benefit ($6.4 million)	1.1	.6	37.0			37.0
Stock based compensation			1.7			1.7
Equal exchange	(1.3)	1.3				—

Balance, November 30, 2003	15.3	121.9	$262.6	$472.6	$20.0	$755.2

See Notes to Consolidated Financial Statements, pages 38-51.

Notes to Consolidated Financial Statements

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

        The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant intercompany transactions have been eliminated. Investments in unconsolidated affiliates, over which the Company exercises significant influence, but not control, are accounted for by the equity method. Accordingly, the share of net income or loss of such unconsolidated affiliates is included in consolidated net income. The implications of the Financial Accounting Standards Board (FASB) Interpretation No. 46, "Consolidation of Variable Interest Entities" on the Company's consolidation policy are discussed later in this note.

Use of Estimates

        Preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates.

Cash and Cash Equivalents

        All highly liquid investments purchased with an original maturity date of 3 months or less are classified as cash equivalents.

Inventories

        Inventories are stated at the lower of cost or market. Cost is determined using standard or average costs which approximate the first-in, first-out costing method.

Property, Plant and Equipment

        Property, plant and equipment is stated at cost and depreciated over its estimated useful life using the straight-line method for financial reporting and both accelerated and straight-line methods for tax reporting. The estimated useful lives range from 20 to 40 years for buildings and 3 to 12 years for the Company's machinery, equipment and computer software.

        Repair and maintenance costs are incurred to restore or keep capital assets at an acceptable level of operating condition, but without an increase in the previously estimated useful life or capacity of the asset. Repair and maintenance costs are expensed as incurred.

Software Development Costs

        The Company capitalizes costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Capitalized internal use software development costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software. Capitalization of these costs ceases when the project is substantially complete and ready for its intended purpose. Capitalized internal use software development costs are amortized using the straight-line method over a range of 3 to 5 years, but not exceeding the expected life of the product. The Company has capitalized $31.7 million of software and software development costs during the year ended November 30, 2003.

Goodwill and Other Intangible Assets

        Prior to December 1, 2001, intangible assets resulting from acquisitions were amortized using the straight-line method over periods up to 40 years. Beginning in fiscal year 2002, under Statement of Financial Accounting Standard (SFAS) No. 142, goodwill and indefinite-lived intangible assets are no longer amortized, but are reviewed at least annually for impairment using the discounted cash flow method. Separable intangible assets that have finite useful lives continue to be amortized over those useful lives. An impaired separable intangible asset would be written down to fair value, using the discounted cash flow method.

Prepaid Allowances

        Prepaid allowances arise when the Company prepays sales discounts and marketing allowances to certain customers in connection with multi-year sales contracts. These costs are capitalized and amortized against net sales. The Company has some contracts which are for a specific time duration and other contracts that are for a specific committed customer sales volume. Prepaid allowances on time based contracts are amortized on a straight-line basis over the life of the contract, while prepaid allowances on volume based contracts are amortized based on the actual volume of customer purchases. The amounts reported in the consolidated balance sheet are stated at the lower of unamortized cost or management's estimate of the net realizable value of these costs.

Revenue Recognition

        Revenue is recognized when it is realized or realizable and has been earned. The Company considers revenue realized or realizable when it has persuasive evidence of an arrangement, the product has been delivered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated product returns, allowances and price discounts based on historical experience.

        Trade allowances, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Revenue is recorded net of trade allowances.

        Receivables consist of amounts billed and currently due from customers. The Company has an allowance for doubtful accounts to reduce its receivables to their net realizable value. Management estimates the allowance for doubtful accounts based on various factors including aging of receivables and historical collection experience.

Shipping and Handling

        Shipping and handling costs are included in the selling, general and administrative expense caption in the consolidated statement of income.

Research and Development

        Research and development costs are expensed as incurred and are included in the selling, general and administrative expense caption in the consolidated statement of income.

Advertising

        Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is included in the selling, general and administrative expense caption in the consolidated statement of income.

Stock-Based Employee Compensation

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation—Transition and Disclosure." SFAS No. 148 amends the transition and disclosure requirements of SFAS No. 123, "Accounting for Stock Based Compensation." The Company adopted this statement effective December 1, 2002. There was no material effect upon adoption of this statement. The Company has elected to use the intrinsic value method as defined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock options issued to employees and directors. Accordingly, upon grant, no compensation expense is recognized for these stock options since all options granted have an exercise price equal to the market value of the underlying stock on the grant date. During 2003, the Company recorded $1.2 million (net of income taxes of $0.5 million) of stock compensation expense in discontinued operations as a result of accelerated vesting of certain options related to the employees of the discontinued operations. The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

(millions)	2003	2002	2001
Net income as reported	$210.8	$179.8	$146.6
Add: stock compensation recorded, net of tax	1.2	—	—
Deduct: stock based employee compensation expense, net of tax	(12.7)	(9.2)	(7.9)

Pro forma net income	$199.3	$170.6	$138.7

Earnings per common share:
Basic—as reported	$1.51	$1.29	$1.06
Basic—pro forma	1.43	1.22	1.01
Diluted—as reported	1.48	1.26	1.05
Diluted—pro forma	1.40	1.20	.99

        The per share weighted-average fair value of options granted during the year was $4.70, $4.99, and $5.06 in 2003, 2002 and 2001, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for the Company's various stock option plans and the Employee Stock Purchase Plans (including options to foreign employees):

	2003	2002	2001
Risk-free interest rates	1.7 - 3.3%	4.5%	5.0%
Dividend yields	2.0%	2.0%	2.0%
Expected volatility	19.1 - 22.3%	21.6%	26.0%
Expected lives	1.6 - 6.0 years	1.6 - 6.0 years	1.6 - 7.2 years

Accounting and Disclosure Changes

        In November 2001, the Emerging Issues Task Force (EITF) issued EITF 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products." This required the Company to classify certain marketing expenses as a reduction of sales beginning in 2002 and to reclassify prior years. Concurrent with the adoption of EITF 01- 09, the Company also reclassified certain expenses from selling, general and administrative expense to cost of goods sold. The effect of these reclassifications on 2001 was a decrease in sales of $153.9 million, an increase in cost of goods sold of $20.0 million, and a decrease in selling, general and administrative expense of $173.9 million.

        In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142,"Goodwill and Other Intangible Assets." SFAS No. 141 applies to all business combinations with a closing date after June 30, 2001. SFAS No. 141 also eliminates the pooling-of-interest method of accounting, and further clarifies the criteria for recognition of intangible assets separately from goodwill. There was no material effect upon adoption of SFAS No. 141. Refer to note 5 for the disclosures relating to the adoption of SFAS No.142, which was adopted December 1, 2001.

        In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 generally requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. The Company adopted SFAS No. 146 on December 1, 2002. There was no material effect upon adoption of this statement.

        In December 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45 requires that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee. This interpretation is applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted FASB Interpretation No. 45 on December 1, 2002. There was no material effect upon adoption of this statement.

        In January 2003, the FASB issued and subsequently revised Interpretation No. 46, "Consolidation of Variable Interest Entities." Interpretation No. 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both (primary beneficiary). Currently, entities are generally consolidated by a company that has a controlling financial interest through ownership of a majority voting interest in the entity. Interpretation No. 46 is effective for companies that have interests in structures that are commonly referred to as special purpose entities for periods ending after December 15, 2003. Application for all other types of variable interest entities is required in financial statements for periods ending after March 15, 2004. During 2003, the Company concluded that it was the primary beneficiary of a variable interest entity that is the lessor of a distribution center used by the Company. The Company has elected to adopt the provisions of Interpretation No. 46 related to special purpose entities in the fourth quarter of 2003 as they apply to this lessor while deferring adoption related to other potential variable interest entities until the second quarter of 2004 as permitted by Interpretation No. 46. Effective at the beginning of the fourth quarter of 2003, the Company has consolidated the lessor of the leased distribution center and has recorded a cumulative effect of an accounting change of $2.1 million (net of income tax benefit of $1.2 million). Consolidation of this entity increased assets by $11.2 million, long-term debt by $14.0 million and minority interest by $0.5 million. Previously, this entity was not consolidated and the distribution center was accounted for as an operating lease. The effect of consolidation of this entity in prior years would have reduced net income in 2002 and 2001 by $0.3 million. The Company intends to fully adopt Interpretation No. 46 for all entities other than the lessor discussed above beginning in the second quarter of 2004. The Company is still evaluating what effects, if any, the adoption of Interpretation No. 46 will have on other entities in which it may have a variable interest.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits," to improve financial statement disclosures for defined benefit plans. This standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, benefit costs and other relevant information. In addition to expanded annual disclosures, the Company will be required to report the various elements of pension and other postretirement benefit costs on a quarterly basis. SFAS No. 132 (revised 2003) is effective for fiscal years ending after December 15, 2003, and for quarters beginning after December 15, 2003. The Company intends to adopt this standard beginning in the second quarter of 2004.

Reclassifications

        As a result of the Company's sale of its packaging operations and U.K. brokerage business, the Company's previously reported consolidated financial statements have been reclassified to present separately the results of these discontinued businesses.

        Certain other amounts in prior years have been reclassified to conform to the current year presentation.

2.     ACQUISITIONS

        On June 4, 2003, the Company purchased Zatarain's, the leading New Orleans-style food brand in the United States, for $180.0 million in cash funded with commercial paper borrowings. Zatarain's manufactures and markets flavored rice and dinner mixes, seafood seasonings and many other products that add flavor to food. The acquisition of Zatarain's is consistent with the Company's strategy to acquire established brands to complement the Company's leadership in the development and marketing of flavors for food. The Company expects to utilize its expertise to further develop Zatarain's branded products and leverage existing consumer distribution channels to reach new customers. The acquisition was accounted for under the purchase method, and the results of operations have been included in the Company's consolidated results from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets purchased was $172.9 million. The allocation of the purchase price is based on preliminary estimates, subject to revision, after asset values have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. As of November 30, 2003, the goodwill balance included the entire excess purchase price of the Zatarain's acquisition, as the valuation of specific intangible assets has not yet been completed. The Company expects the final allocation of the purchase price to result in a significant value for non-amortizable brands which is consistent with the basis for the acquisition. The Company does not anticipate significant amounts to be allocated to amortizable intangible assets and, therefore, the amount of intangible asset amortization is not expected to be material to the results of operations in future periods.

        On January 9, 2003, the Company acquired the Uniqsauces business, a condiment business based in Europe, for $19.5 million in cash. Uniqsauces manufactures and markets condiments to retail grocery and food service customers, including quick service restaurants. The acquisition was accounted for under the purchase method, and the results of operations have been included in the Company's consolidated results from the date of acquisition. The purchase price of this acquisition was allocated entirely to fixed assets and working capital. No goodwill was recorded as a result of this acquisition.

        On August 31, 2000, the Company acquired Ducros, S.A. and Sodis, S.A.S. (Ducros) from Eridania Beghin-Say, for 2.75 billion French francs (equivalent to $379 million). In conjunction with this acquisition, the Company recorded $11.4 million of liabilities for the reorganization of resources in the Ducros organization in Europe. Actions under this plan, which included the consolidation of sales areas and offices and the exit from certain smaller markets, were completed during 2003.

        The major components of the reorganization and the remaining accrual balance as of November 30, 2001, 2002 and 2003 follow:

(millions)	Severance and personnel costs	Other exit costs	Total
2001
Reorganization accrual	$8.9	$2.5	$11.4
Amounts utilized	(1.9)	(.1)	(2.0)

	$7.0	$2.4	$9.4

2002
Amounts utilized	$(5.4)	$(1.8)	$(7.2)

	$1.6	$.6	$2.2

2003
Amounts utilized	$(1.6)	$(.6)	$(2.2)

	—	—	—

        The Ducros purchase contract provided for a potential adjustment to the purchase price with interest from the date of purchase. On April 29, 2003, the Company settled the purchase price adjustment with the prior owners of Ducros. The Company received payment of 49.6 million Euros (equivalent to $55.4 million). Of the $55.4 million received, $5.4 million represented interest earned on the settlement amount from the date of acquisition in accordance with the terms of the original purchase agreement. The interest income is included in "Other income, net" in the consolidated statement of income for the year ended November 30, 2003. The remaining $50.0 million of the settlement amount was recorded as a reduction to goodwill related to the acquisition.

3.     DISCONTINUED OPERATIONS

        Following a review in 2002, the packaging business and the U.K. brokerage operation were determined to be non-core to the Company. On August 12, 2003, the Company completed the sale of substantially all the operating assets of its packaging segment (Packaging) to the Kerr Group, Inc. Packaging manufactures certain products used for packaging the Company's spices and seasonings as well as packaging products used by manufacturers in the vitamin, drug and personal care industries. Under the terms of the sale agreement, Packaging was sold for $142.5 million and included the assumption of all normal trade liabilities. Of the $142.5 million, $132.5 million was paid in cash and the remaining $10.0 million is estimated to be received over five years contingent on Packaging meeting certain performance objectives. The proceeds were used to pay off a substantial portion of the commercial paper borrowing related to the Zatarain's acquisition. The final purchase price is also subject to other contingencies related to the performance of certain customer contracts which could result in a decrease in the sale price. The Company recorded a net gain on the sale of Packaging of $11.6 million (net of income taxes of $7.9 million). Included in this gain is a net pension and postretirement curtailment gain of $3.3 million and the write-off of goodwill of $0.7 million. The contingent consideration associated with the sale of Packaging will be recognized in the future as an adjustment to the gain based on the performance criteria established. The Company also entered into a multi-year, market priced, agreement with the acquirer to purchase certain packaging products.

        On July 1, 2003, the Company sold the assets of Jenks Sales Brokers (Jenks), a division of the Company's wholly-owned U.K. subsidiary, to Jenks' senior management for $5.8 million in cash. Jenks provides sales and distribution services for other consumer product companies and was previously reported as a part of the Company's consumer segment. The Company recorded a net loss on the sale of Jenks of $2.6 million (net of an income tax benefit of $0.6 million). Included in this loss is a write-off of goodwill of $0.4 million.

        The operating results of Packaging and Jenks have been reported as "Income from discontinued operations" in the consolidated statement of income. Prior periods have been reclassified, including the reallocation of certain overhead charges to other business segments. Interest expense has been allocated to discontinued operations based on the ratio of the net assets of the discontinued operations to the total net assets of the Company. The consolidated balance sheet and consolidated statement of cash flows have also been reclassified to present separately the assets, liabilities and cash flows of the discontinued operations. The disclosures in the notes to consolidated financial statements exclude discontinued operations.

        Summary operating results for the discontinued businesses are as follows:

(millions)	2003	2002	2001
Net sales—Packaging	$120.3	$170.6	$180.0
Net sales—Jenks	59.6	104.5	99.4

Net sales—discontinued operations	$179.9	$275.1	$279.4

Pre-tax income—Packaging	$12.4	$21.7	$18.8
Interest expense allocation	(2.5)	(4.0)	(5.1)
Income taxes	(3.9)	(6.9)	(5.3)

Net income—Packaging	6.0	10.8	8.4

Pre-tax (loss)/income—Jenks	(1.8)	(6.6)	2.0
Interest expense allocation	(.1)	(.2)	(.4)
Income taxes	.6	2.0	(.5)

Net (loss)/income—Jenks	(1.3)	(4.8)	1.1

Net income—discontinued operations	$4.7	$6.0	$9.5

        The following table presents summarized balance sheet information of the discontinued operations as of November 30, 2002:

(millions)	Packaging	Jenks
Receivables, net	$19.0	$19.5
Inventories	15.5	7.1
Prepaid expenses and other current assets	.5	—

Total current assets	35.0	26.6

Property, plant and equipment, net	77.7	.4
Other long-term assets	1.0	—

Total assets	$113.7	$27.0

Trade accounts payable	$10.4	$16.9
Other accrued liabilities	9.1	—

Total current liabilities	19.5	16.9

Long-term debt	3.0	—
Other long-term liabilities	.2	—

Total liabilities	$22.7	$16.9

        The following table presents summarized cash flow information of the discontinued operations for the years ended November 30, 2003, 2002 and 2001:

(millions)	2003	2002	2001
Operating activities	$3.7	$18.4	$15.8
Investing activities	(5.2)	(10.3)	(15.3)
Financing activities	(3.1)	—	—

Net cash (used in)/provided by discontinued operations	$(4.6)	$8.1	$.5

4.     SPECIAL CHARGES

        During the fourth quarter of 2001, the Company adopted a plan to further streamline its operations. This plan included the consolidation of several distribution and manufacturing locations, the reduction of administrative and manufacturing positions, and the reorganization of several joint ventures. The total plan will cost approximately $32.6 million ($25.6 million after tax). Total cash expenditures in connection with these costs will approximate $16.7 million, which will be funded through internally generated funds. The remaining $15.9 million of costs associated with the plan will consist of write-offs of assets. The total cost of the plan includes $1.8 million of costs related to Packaging and Jenks that have been reclassified to income from discontinued operations in the consolidated statement of income. Once the plan is fully implemented, annualized cash savings are expected to be approximately $8.0 million ($5.3 million after tax), most of which have been realized to date. Savings from the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.

        In the fourth quarter of 2001, the Company recorded charges from continuing operations of $11.2 million ($7.4 million after-tax) under this plan. Of this amount $10.3 million was classified as special charges and $0.9 million as cost of goods sold in the consolidated statement of income. Additional amounts under the plan were not recorded at that time since they were either incremental costs directly related to the implementation of the plan, or the plans were not sufficiently detailed to allow for accounting accrual.

        The costs recorded in the fourth quarter of 2001 related to the consolidation of manufacturing in Canada, a distribution center consolidation in the U.S., a product line elimination and a realignment of the Company's sales operations in the U.K., and a workforce reduction which encompasses plans in all segments and across all geographic areas.

        During the year ended November 30, 2002, the Company recorded an additional $7.5 million ($5.5 million after-tax) of special charges from continuing operations associated with the 2001 restructuring plan, which could not be accrued at that time. These charges included the write-off of an investment in an industry purchasing consortium, further lease exit and relocation costs related to the workforce reduction and realignment of the Company's consumer sales operations in the U.S. and further severance and other costs related to the previously discussed workforce reduction. Also included in the 2002 charges were further costs related to the closure of a U.S. distribution center and further costs of the consolidation of manufacturing in Canada, which included the disposition of a manufacturing facility. During 2002, total cash expenditures in connection with the plan were $6.3 million.

        During the year ended November 30, 2003, the Company recorded special charges related to continuing operations of $5.5 million ($3.6 million after-tax). The costs recorded in 2003 include additional costs associated with the consolidation of production facilities in Canada, net of a gain on the sale of a manufacturing facility, severance and other costs related to the consolidation of industrial manufacturing in the U.K. and the realignment of the Company's consumer sales operations in Australia. During 2003, total cash expenditures in connection with the plan were $4.7 million.

        Costs yet to be incurred ($6.6 million) from the 2001 restructuring plan include the reorganization of several joint ventures and additional costs related to the consolidation of manufacturing locations, primarily costs for relocating employees and machinery and equipment and charges for the write-off of assets. Additional cash expenditures under the plan will approximate $5.7 million. These actions are expected to be completed in 2004 and 2005. The total 2001 restructuring plan, including amounts accrued in 2001, 2002 and 2003, includes severance charges for 385 position reductions. As of November 30, 2003, 252 of the 385 position reductions had taken place.

        The major components of the special charges and the remaining accrual balance as of November 30, 2001, 2002 and 2003 follow:

(millions)	Severance and personnel costs	Asset write-downs	Other exit costs	Total
2001
Special charges	$5.8	$1.6	$3.8	$11.2
Amounts utilized	—	(1.6)	—	(1.6)

	$5.8	$—	$3.8	$9.6

2002
Special charges	$3.3	$3.3	$.9	$7.5
Amounts utilized	(4.9)	(3.3)	(3.0)	(11.2)

	$4.2	$—	$1.7	$5.9

2003
Special charges	$4.7	$(.6)	$1.4	$5.5
Amounts utilized	(4.2)	.6	(3.0)	(6.6)

	$4.7	$—	$.1	$4.8

5.     GOODWILL AND INTANGIBLE ASSETS

        Effective December 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which established financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that have finite useful lives continue to be amortized over their useful lives.

        As of November 30, 2003 and 2002, the Company completed the test for impairment utilizing a discounted cash flow model, which indicated that the fair values of the reporting units significantly exceeded their carrying values; therefore no impairment has been recognized.

        A reconciliation of the impact of adoption of SFAS No.142 on the comparability of net income, and basic and diluted earnings per share for the years ended November 30, 2003, 2002 and 2001 is set forth below:

(millions except per share data)	2003	2002	2001
Net income	$210.8	$179.8	$146.6
Amortization	—	—	12.1

Net income excluding amortization	$210.8	$179.8	$158.7

Earnings per share—basic
Net income	$1.51	$1.29	$1.06
Amortization	—	—	.09

Net income excluding amortization	$1.51	$1.29	$1.15

Earnings per share—diluted
Net income	$1.48	$1.26	$1.05
Amortization	—	—	.08

Net income excluding amortization	$1.48	$1.26	$1.13

        The following table displays the intangible assets that continue to be subject to amortization and intangible assets not subject to amortization as of November 30, 2003 and 2002:

	2003		2002
(millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizable intangible assets	$.4	$.2	$.4	$.1
Unamortizable intangible assets:
Goodwill	784.0	75.3	567.6	68.9
Trademark	9.1	1.1	6.8	.6

	793.1	76.4	574.4	69.5

Total goodwill and intangible assets	$793.5	$76.6	$574.8	$69.6

        The changes in the carrying amount of goodwill by segment for the years ended November 30, 2003 and 2002 are as follows:

	2003		2002
(millions)
	Consumer	Industrial	Consumer	Industrial
Beginning of year	$458.2	$40.5	$420.0	$37.9
Goodwill acquired	176.3	—	—	—
Goodwill disposed	(.4)	—	—	—
Purchase price adjustment	(50.0)	—	—	—
Foreign currency fluctuations	80.8	3.3	38.2	2.6

End of year	$664.9	$43.8	$458.2	$40.5

        The table above excludes $0.7 million of goodwill that was disposed of in connection with the sale of Packaging.

6.     INVESTMENTS IN AFFILIATES

        Summarized year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2003	2002	2001
Net sales	$403.0	$422.1	$418.4
Gross profit	159.6	187.2	191.2
Net income	32.6	44.9	43.0

Current assets	$168.2	$165.4	$161.0
Noncurrent assets	101.7	106.5	110.7
Current liabilities	100.7	83.0	83.3
Noncurrent liabilities	25.5	39.4	46.2

        The Company's share of undistributed earnings of the affiliates was $42.0 million at November 30, 2003. Royalty income from unconsolidated affiliates was $9.3 million, $10.0 million and $9.4 million for 2003, 2002, and 2001, respectively.

7.     FINANCING ARRANGEMENTS

        The Company's outstanding debt is as follows:

(millions)	2003	2002
Short-term borrowings
Commercial paper(1)	$139.6	$114.3
Other	14.7	22.4

	$154.3	$136.7

Weighted-average interest rate of short-term borrowings at year end	1.51%	2.70%
Long-term debt
5.78%—7.77% medium-term notes due 2004 to 2006	$95.0	$95.0
7.63%—8.12% medium-term notes due 2024(2)	55.0	55.0
6.40%—6.80% medium-term notes due 2006 to 2008(3)(4)	298.5	298.5
Other	16.8	3.0

	465.3	451.5
Less current portion	16.7	.6

	$448.6	$450.9

(1)
The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments are fixed at 6.35% during this period.

(2)
Holders have a one-time option to require retirement of these notes in 2004. In the event the option is exercised, management has the ability and intent to refinance with long-term debt.

(3)
Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $294 million of the notes at a weighted average fixed rate of 7.62%.

(4)
The fixed interest rate on $100 million of 6.40% medium-term notes due in 2006 is effectively converted to a variable rate by interest rate swaps through 2006. Net interest payments are based on LIBOR plus 3.595% during this period.

        Maturities of long-term debt during the years subsequent to November 30, 2004 are as follows (in millions):

2005—$46.5	2007—$0.3
2006—$196.4	2008—$149.7
Thereafter—$55.7

        The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2003 was $454.0 million, of which $350.0 million supports a commercial paper borrowing arrangement. Of these unused facilities, $229.0 million expire in 2004 and $225.0 million expire in 2006. Some credit facilities in support of commercial paper issuance require a commitment fee. Annualized commitment fees at November 30, 2003 and 2002 were $0.3 million.

        Rental expense under operating leases was $23.0 million in 2003, $18.1 million in 2002 and $17.0 million in 2001. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2004—$13.9	2007—$6.3
2005—$11.4	2008—$5.0
2006—$8.0	Thereafter—$17.7

        At November 30, 2003, the Company had guarantees related to raw materials purchase contracts with terms generally less than one year of $18.4 million and other guarantees of $8.9 million. Other guarantees have terms ranging from 1 to 5 years. At November 30, 2003 and 2002, the Company had outstanding letters of credit of $24.3 million and $18.2 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of the Company's letter of credit facility was $21.7 million at November 30, 2003.

8.     FINANCIAL INSTRUMENTS

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

        Contracts which are designated as hedges of anticipated purchases denominated in a foreign currency (generally purchases of raw materials in U.S. dollars by operating units outside the U.S.) are considered cash flow hedges. The gains and losses on these contracts are deferred in other comprehensive income until the hedged item is recognized in cost of goods sold, at which time the net amount deferred in other comprehensive income is also recognized in cost of goods sold. Gains and losses from hedges of assets, liabilities or firm commitments are recognized through income, offsetting the change in fair value of the hedged item.

        At November 30, 2003, the Company had foreign currency exchange contracts maturing within one year to purchase or sell $58.9 million of foreign currencies versus $27.0 million at November 30, 2002. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material.

Interest Rates

        The Company finances a portion of its operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. The Company also utilizes interest rate swap agreements to achieve a desired mix of its variable and fixed rate debt.

        On August 12, 2003, the Company entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 6.4% and pay a variable rate of interest based on six-month LIBOR plus 3.595%. The Company designated these swaps, which expire on February 1, 2006, as fair value hedges of the changes in fair value of $100 million of the

$150 million 6.40% fixed rate medium-term notes maturing on February 1, 2006. No hedge ineffectiveness is recognized in the consolidated statement of income as the interest rate swaps' provisions match the applicable provisions of the debt.

        In July of 2001, the variable interest on $75 million of commercial paper was hedged by forward starting interest rate swaps for the period 2001 through 2011. Net interest payments on this commercial paper will be effectively fixed at 6.35% during the period. The unrealized gain or loss on these swaps is recorded in other comprehensive income, as the Company intends to hold these interest rate swaps until maturity. Hedge ineffectiveness was not material.

        Subsequent to the starting date of these swaps, the net cash settlements are reflected in interest expense in the applicable period.

        The Company incurred a $14.7 million loss on the settlement of swaps used to hedge the 2001 issuance of $294 milllion of medium-term notes. The loss on these swaps was deferred in other comprehensive income and is being amortized over the five to seven year life of the medium-term notes as a component of interest expense. Amounts reclassified from other comprehensive income to interest expense for settled interest rate swaps were $2.5 million in 2003 and 2002, and are included in the net unrealized gain or loss on derivative financial instruments in the statement of other comprehensive income.

Fair Value of Financial Instruments

        The carrying amount and fair value of the Company's financial instruments at November 30, 2003 and 2002 are as follows:

	2003		2002
(millions)	Carrying amount	Fair value	Carrying amount	Fair value
Other investments	$21.3	$21.3	$19.7	$19.7
Long-term debt	465.3	523.1	451.5	495.6
Derivative related to:
Interest rates	(11.3)	(11.3)	(11.3)	(11.3)
Foreign currencies	(1.7)	(1.7)	(.5)	(.5)

        Because of their short-term nature, the amounts reported in the consolidated balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate the fair value. The fair value of long-term debt and derivative financial instruments are based on quoted market prices.

        Investments in affiliates are not readily marketable and it is not practicable to estimate their fair value. Other investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value. The cost of these investments was $24.0 million and $24.3 million at November 30, 2003 and 2002, respectively.

Concentrations of Credit Risk

        The Company is potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2003. The Company evaluates the credit worthiness of the counterparties to financial instruments and considers nonperformance credit risk to be remote.

9.     PENSION AND 401(k) RETIREMENT PLANS

        The Company's pension expense is as follows:

	United States			International
(millions)
	2003	2002	2001	2003	2002	2001
Defined benefit plans
Service cost	$11.0	$9.6	$7.7	$4.6	$3.5	$3.5
Interest costs	19.3	16.3	14.6	5.4	4.2	3.6
Expected return on plan assets	(17.0)	(17.8)	(15.5)	(6.7)	(5.9)	(5.3)
Amortization of prior service costs	—	—	.1	.1	.1	.1
Amortization of transition assets	—	.2	.2	(.1)	—	—
Curtailment loss/(gain)	—	—	—	.1	—	(.4)
Recognized net actuarial loss (gain)	7.4	3.5	1.0	—	—	(.1)
Other retirement plans	—	—	—	—	1.5	.9
Discontinued operations	(2.0)	(2.2)	(1.2)	—	—	—

	$18.7	$9.6	$6.9	$3.4	$3.4	$2.3

        The Company's U.S. pension plans held 0.9 million shares, with a fair value of $26.4 million, of the Company's stock at November 30, 2003. Dividends paid on these shares in 2003 were $0.4 million.

        Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans' funded status at September 30, the measurement date, follow:

	United States		International
(millions)
	2003	2002	2003	2002
Change in benefit obligation
Beginning of the year	$280.4	$228.8	$82.5	$66.8
Service cost	11.0	9.6	4.6	3.5
Interest costs	19.3	16.3	5.4	4.2
Employee contributions	—	—	2.0	1.5
Plan changes and other	—	—	.8	2.2
Curtailment gain	(11.6)	—	(1.3)	—
Settlement payments	—	—	(.5)	—
Actuarial loss	45.7	37.5	9.8	1.5
Benefits paid	(10.4)	(11.8)	(4.7)	(2.2)
Foreign currency impact	—	—	12.0	5.0

End of the year	$334.4	$280.4	$110.6	$82.5

Change in fair value of plan assets
Beginning of the year	$161.8	$166.8	$56.7	$55.1
Actual return on plan assets	30.4	(15.6)	7.5	(6.3)
Other	—	—	—	2.1
Employer contributions	22.0	20.8	3.6	2.8
Employee contributions	—	—	2.0	1.5
Settlement payments	—	—	(.5)	—
Benefits paid	(8.8)	(10.2)	(4.7)	(2.2)
Foreign currency impact	—	—	8.4	3.7

End of the year	$205.4	$161.8	$73.0	$56.7

Reconciliation of funded status
Under funded status	$(129.0)	$(118.6)	$(37.6)	$(25.8)
Unrecognized net actuarial loss	157.0	143.7	36.5	25.9
Unrecognized prior service cost	.5	.6	.4	.5
Unrecognized transition liability	—	—	(.2)	(.2)
Employer contributions	—	—	.7	.4

	$28.5	$25.7	$(.2)	$.8

        Included in the United States in the preceding table is a benefit obligation of $32.4 million and $25.8 million for 2003 and 2002, respectively, related to an unfunded pension plan. The accrued liability related to this plan was $27.6 million and $22.4 million as of November 30, 2003 and 2002, respectively. The assets related to this plan are held in a Rabbi Trust and accordingly have not been included in the preceding table. These assets were $14.4 million and $14.3 million as of November 30, 2003 and 2002, respectively.

        Amounts recognized in the consolidated balance sheet consist of the following:

	United States		International
(millions)
	2003	2002	2003	2002
Prepaid pension cost	—	—	—	$2.6
Accrued pension liability	$(75.8)	$(67.3)	$(26.7)	(19.0)
Intangible assets	.5	.6	.3	.4
Deferred income taxes	38.6	35.0	7.9	5.1
Accumulated other comprehensive income	65.2	57.4	18.3	11.7

	$28.5	$25.7	$(.2)	$.8

        The accumulated benefit obligation for the U.S. pension plans was $281.2 million and $229.2 million as of September 30, 2003 and 2002, respectively.

        At the September 30, 2002 measurement date, the market value of the pension plans' assets was below the accumulated benefit obligation. The Company was required to record a minimum pension liability of $110.2 million. This amount was recorded as a reduction of prepaid pension costs of $22.9 million, an increase in accrued pension liability of $86.3 million, an increase in intangible assets of $1.0 million, a decrease in other comprehensive income of $69.1 million and an increase in deferred tax assets of $40.1 million. At the September 30, 2003 measurement date, the deficiency of the pension plans' assets compared to the accumulated benefit obligations increased resulting in an increase in the minimum pension liability of $20.6 million. This amount was recorded as an increase in accrued pension liability, a decrease in other comprehensive income of $14.4 million and an increase in deferred taxes of $6.4 million.

        The significant assumptions used in calculating the pension assets, liabilities and expense are as follows:

	United States		International
	2003	2002	2003	2002
Discount rate	6.0%	7.0%	5.5 - 6.5%	5.5 - 6.5%
Salary scale	4.0%	4.0%	3.5 - 4.0%	3.5 - 4.0%
Expected return on plan assets	9.0%	10.0%	7.0 - 8.5%	7.0 - 8.5%

        As of December 1, 2003, pension expense will be calculated using an 8.5% expected return on plan assets.

        Contributions to the Company's pension plans in 2004 to meet the minimum funding requirements are estimated to be approximately $21 million.

401(k) Retirement Plan

        Effective March 22, 2002, the U.S. McCormick 401(k) Retirement Plan was amended to provide that the McCormick Stock Fund investment option be designated an employee stock ownership plan (ESOP). This designation allows participants investing in McCormick stock to elect to receive, in cash, dividends that are paid on McCormick stock held in their 401(k) Retirement Plan accounts. Dividends may also continue to be reinvested.

        The Company matches 100% of the participant's contribution up to the first 3% of the participant's salary, and 50% of the next 2% of a participant's salary. Company contributions charged to expense under the U.S. McCormick 401(k) Retirement Plan were $6.6 million, $7.0 million and $6.6 million in 2003, 2002 and 2001, respectively.

        At the participant's election, the U.S. McCormick 401(k) Retirement Plan held 4.1 million shares, with a fair value of $116.4 million, of the Company's stock at November 30, 2003. Dividends paid on these shares in 2003 were $2.0 million.

10.   OTHER POSTRETIREMENT BENEFITS

        The Company's other postretirement benefit expense follows:

(millions)	2003	2002	2001
Other postretirement benefits
Service cost	$2.9	$3.1	$2.6
Interest costs	5.7	5.7	5.5
Amortization of prior service cost	(1.4)	(.6)	(.7)
Amortization of (gains)/losses	.9	—	—
One time recognition of curtailment gain	(3.5)	—	—
Discontinued operations	1.4	(2.4)	(2.5)

	$6.0	$5.8	$4.9

        Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans' funded status at November 30, the measurement date, follow:

(millions)	2003	2002
Change in benefit obligation
Beginning of the year	$83.8	$81.8
Service cost	2.9	3.1
Interest costs	5.7	5.7
Employee contributions	2.4	2.3
Plan changes	—	(9.1)
Actuarial loss	8.1	8.0
Benefits paid	(7.0)	(8.0)

End of the year	$95.9	$83.8

Change in fair value of plan assets
Beginning of the year	$—	$—
Employer contributions	4.6	5.7
Employee contributions	2.4	2.3
Benefits paid	(7.0)	(8.0)

End of the year	$—	$—

Reconciliation of funded status
Funded status	$(95.9)	$(83.8)
Unrecognized net actuarial loss	22.5	15.3
Unrecognized prior service cost	(8.8)	(13.7)

Other postretirement benefit liability	$(82.2)	$(82.2)

        The assumed discount rates were 6.0% and 7.0% for 2003 and 2002, respectively.

        The assumed annual rate of increase in the cost of covered health care benefits is 8.0% for 2004. It is assumed to decrease gradually to 4.5% in the year 2009 and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

(millions)	1-Percentage- point increase	1-Percentage- point decrease
Effect on benefit obligation as of November 30, 2003	$9.4	$(7.9)
Effect on total of service and interest cost components in 2003	.9	(.8)

        During 2002, the Company changed certain postretirement benefits for employees who retire on or after January 1, 2004. Life insurance benefits will change to a fixed amount, Medicare eligible retirees will have a fixed amount for medical plan coverage and the medical cost sharing for dependents will increase.

        In December of 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was enacted in the U.S. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health benefit plans that provide a benefit that meets certain criteria. The Company's other postretirement plans covering U.S. retirees currently provide certain prescription benefits to eligible participants. Because the Act was only recently passed, the Company has not evaluated the impact of the Act's benefits and subsidies on the Company's accumulated benefit obligation for other postretirement benefits. The Company has not determined what changes would be required to the current benefits provided to allow the Company to qualify for the federal subsidy. Further analysis of the Act and its impact on the Company will take place in 2004. Management believes that the provisions of the Act will potentially reduce the cost of prescription benefits provided to its U.S. retirees.

11.   INCOME TAXES

        The provision for income taxes consists of the following:

(millions)	2003	2002	2001
Income taxes
Current
Federal	$48.2	$29.3	$39.0
State	4.1	1.4	2.6
International	15.5	17.6	13.2

	67.8	48.3	54.8

Deferred
Federal	15.3	19.6	3.5
State	1.4	1.9	.6
International	(1.1)	(.4)	(1.9)

	15.6	21.1	2.2

Total income taxes	$83.4	$69.4	$57.0

        The components of income from consolidated continuing operations before income taxes follow:

(millions)	2003	2002	2001
Pretax income
United States	$178.7	$143.8	$111.8
International	91.3	80.1	63.2

	$270.0	$223.9	$175.0

        A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2003	2002	2001
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.3	1.0	1.2
Tax effect of international operations	(5.3)	(4.4)	(2.4)
Tax credits	(.8)	(1.2)	(1.7)
Other, net	.7	.6	.5

Effective tax rate	30.9%	31.0%	32.6%

        Deferred tax assets and liabilities are comprised of the following:

(millions)	2003	2002
Deferred tax assets
Employee benefit liabilities	$56.6	$58.2
Accrued expenses and other reserves	18.1	22.3
Inventory	4.9	6.1
Net operating losses and tax credits	7.9	10.6
Other	30.7	29.3
Valuation allowance	(7.0)	(9.5)

	111.2	117.0

Deferred tax liabilities
Depreciation	49.4	56.7
Other	36.1	30.9

	85.5	87.6

Net deferred tax asset	$25.7	$29.4

        Deferred tax assets are primarily in the U.S. The Company has a history of having taxable income in the U.S. and anticipates future taxable income to realize these assets.

        At November 30, 2003, non-US subsidiaries of the Company have tax loss carryforwards of $26.0 million. Of these carryforwards, $24.3 million expire through 2012 and $1.8 million may be carried forward indefinitely. The current statutory rates in these countries range from 24% to 35%.

        The 2003 net change in valuation allowance for deferred tax assets was a decrease of $2.5 million, due primarily to utilization of tax loss carryforwards.

        U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where the Company's intention is to reinvest these earnings permanently or to repatriate the earnings when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $179.9 million at November 30, 2003.

12.   STOCK PURCHASE AND OPTION PLANS

        Under the Company's various stock option plans, options to purchase shares of the Company's common stock have been or may be granted to employees and directors. The option price for shares granted under these plans is the fair market value on the grant date. Options granted under these plans have ten-year terms.

        The Company has Employee Stock Purchase Plans (ESPP) enabling employees in the U.S. and certain other countries to purchase the Company's Common Stock Non-Voting at the lower of the stock price on the grant date or the exercise date. Similarly, options were granted for certain foreign-based employees in lieu of their participation in the ESPP. Options granted under these plans have two- or three-year terms.

        A summary of the Company's stock option activity for the years ended November 30, 2003, 2002 and 2001 follows:

		2003		2002		2001
(shares in millions)	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Beginning of year	14.6	$17.25	13.0	$15.46	11.0	$13.81
Granted	4.6	$22.57	3.8	$21.39	4.4	$18.21
Exercised	(1.6)	$17.43	(1.9)	$13.36	(2.2)	$12.42
Forfeited	(.2)	$20.58	(.3)	$17.09	(.2)	$13.86

End of year	17.4	$18.60	14.6	$17.25	13.0	$15.46

Exercisable end of year	8.8	$16.69	6.4	$15.67	5.2	$14.82

        A summary of the Company's stock options outstanding at November 30, 2003 follows:

		Options outstanding		Options exercisable
(shares in millions)
		Weighted- average remaining life (yrs)	Weighted- average exercise prices		Weighted- average exercise price
Range of exercise price	Shares			Share
$10.38 - $14.91	4.3	5.7	$13.43	3.8	$13.54
$14.91 - $19.45	4.9	6.0	$17.45	3.3	$17.26
$19.45 - $23.98	7.7	8.4	$21.83	1.3	$21.46
$23.98 - $28.52	.5	2.5	$25.26	.4	$25.24

	17.4	6.9	$18.60	8.8	$16.69

        Under all stock purchase and option plans, there were 9.8 million and 13.9 million shares reserved for future grants at November 30, 2003 and 2002, respectively.

13.   EARNINGS PER SHARE

        The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2003, 2002 and 2001 follows:

(millions)	2003	2002	2001
Average shares outstanding—basic	139.2	139.5	137.8
Effect of dilutive securities:
Stock options and ESPP	3.4	2.8	2.4

Average shares outstanding—diluted	142.6	142.3	140.2

14.   CAPITAL STOCKS

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

15.   COMMITMENTS AND CONTINGENCIES

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

16.   BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

        The Company operates in two business segments: consumer and industrial. The Company sold its packaging segment during the third quarter of 2003 (see note 3). The consumer and industrial segments manufacture, market and distribute spices, herbs, seasonings, flavorings and other specialty food products throughout the world. The consumer segment sells to the consumer food market under a variety of brands, including McCormick, Zatarain's in the U.S., Ducros in continental Europe, Club House in Canada and Schwartz in the U.K. The industrial segment sells to food processors, restaurant chains, distributors, warehouse clubs and institutional operations.

        The Company measures segment performance based on operating income. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing is often integrated across the food segments to maximize cost efficiencies. Management does not segregate jointly utilized assets by individual food segment for internal reporting, evaluating performance or allocating capital. Asset-related information has been disclosed in aggregate.

        Accounting policies for measuring segment operating income and assets are substantially consistent with those described in note 1, "Summary of Significant Accounting Policies." Because of manufacturing integration for certain products within the food segments, products are not sold from one segment to another but rather inventory is transferred at cost. Intersegment sales are not material. Corporate and eliminations includes general corporate expenses, and other charges not directly attributable to the segments. Corporate assets include cash, deferred taxes, certain investments and fixed assets.

(millions)	Consumer	Industrial	Total food	Corporate & eliminations	Total
2003
Net sales	$1,162.3	$1,107.3	$2,269.6	—	$2,269.6
Special charges	1.8	2.3	4.1	$1.4	5.5
Operating income	225.7	110.2	335.9	(40.4)	295.5
Income from unconsolidated operations	14.8	1.6	16.4	—	16.4
Goodwill, net	664.9	43.8	708.7	—	708.7
Assets	—	—	1,931.1	217.1	2,148.2
Capital expenditures	—	—	74.9	16.7	91.6
Depreciation and amortization	—	—	56.1	9.2	65.3

2002
Net sales	$993.9	$1,051.0	$2,044.9	—	$2,044.9
Special charges	2.7	1.8	4.5	$3.0	7.5
Operating income	191.9	107.3	299.2	(36.8)	262.4
Income from unconsolidated operations	21.2	1.2	22.4	—	22.4
Goodwill, net	458.2	40.5	498.7	—	498.7
Assets	—	—	1,572.0	218.1	1,790.1
Capital expenditures	—	—	86.8	13.6	100.4
Depreciation and amortization	—	—	46.8	6.6	53.4

2001
Net sales	$944.1	$995.0	$1,939.1	—	$1,939.1
Special charges	4.3	6.0	10.3	—	10.3
Operating income	160.5	89.1	249.6	$(30.0)	219.6
Income from unconsolidated operations	19.5	2.0	21.5	—	21.5
Goodwill, net	420.0	37.9	457.9	—	457.9
Assets	—	—	1,421.3	206.6	1,627.9
Capital expenditures	—	—	87.0	9.8	96.8
Depreciation and amortization	—	—	58.5	2.2	60.7

	2003	2002	2001
Reconciliation to total assets:
Total segment assets	$2,148.2	$1,790.1	$1,627.9
Assets of discontinued operations	—	140.7	144.1

Total assets	$2,148.2	$1,930.8	$1,772.0

Geographic Areas

        The Company has net sales and long-lived assets in the following geographic areas:

(millions)	United States	Europe	Other countries	Total
2003
Net sales	$1,401.4	$538.2	$330.0	$2,269.6
Long-lived assets(1)	519.7	569.3	86.2	1,175.2

2002
Net sales	$1,312.2	$434.2	$298.5	$2,044.9
Long-lived assets(1)	312.1	510.5	72.7	895.3

2001
Net sales	$1,247.8	$407.1	$284.2	$1,939.1
Long-lived assets(1)	285.0	459.3	62.5	806.8

(1)
Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization, respectively.

17.   SUPPLEMENTAL FINANCIAL STATEMENT DATA

        In 2003, the Company sold its interest in non-strategic royalty agreements for $5.2 million in cash. This sale resulted in a one time gain of $5.2 million which is included in "Other income, net" in the consolidated statement of income for 2003.

        Supplemental income statement, balance sheet and cash flow information is as follows:

(millions)	2003	2002
Inventories
Finished products and work-in-process	$190.6	$160.5
Raw materials	172.2	123.2

	$362.8	$283.7

Property, plant and equipment
Land and improvements	$22.1	$16.1
Buildings	227.8	193.7
Machinery and equipment	569.7	476.6
Construction in progress	92.8	75.5
Accumulated depreciation	(454.1)	(371.8)

	$458.3	$390.1

Investments and other assets
Investments in affiliates	$70.8	$74.8
Other investments	21.3	19.7
Other assets	35.0	40.7

	$127.1	$135.2

Other accrued liabilities
Payroll and employee benefits	$83.2	$82.1
Sales allowances	98.4	105.8
Income taxes	26.4	22.3
Other	154.9	114.3

	$362.9	$324.5

Other long-term liabilities
Pension	$105.5	$89.9
Postretirement benefits	82.2	82.2
Other	21.8	20.1

	$209.5	$192.2

(millions)	2003	2002	2001
Depreciation	$64.8	$53.0	$47.3
Shipping and handling	60.9	41.6	46.6
Advertising	34.5	27.4	24.8
Research and development	33.2	31.4	27.0
Interest paid	39.0	43.1	48.5
Income taxes paid	80.7	57.9	46.9
Interest capitalized	2.9	3.3	1.3

(millions)	2003	2002
Accumulated other comprehensive income (loss), net of tax where applicable
Foreign currency translation adjustment	$117.9	$(12.8)
Unrealized loss on foreign currency exchange contracts	(1.8)	(.4)
Fair value of open interest rate swaps	(6.9)	(7.1)
Unamortized value of settled interest rate swaps	(4.9)	(6.3)
Net unrealized loss on pension assets	(.8)	(1.6)
Minimum pension liability adjustment	(83.5)	(69.1)

	$20.0	$(97.3)

        Dividends paid per share were $0.46 in 2003, $0.42 in 2002 and $0.40 in 2001.

18.   SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2003
Net sales	$485.4	$527.9	$557.6	$698.7
Gross profit	186.1	197.8	212.5	302.2
Operating income	55.0	56.4	62.7	121.4
Net income from continuing operations	33.4	38.5	40.1	87.2
Net income	35.1	40.0	51.3	84.4
Basic earnings per share
Continuing operations	.24	.28	.29	.63
Discontinued operations	.01	.01	.01	—
Gain on sale of discontinued operations	—	—	.07	—
Cumulative effect	—	—	—	(.02)
Net income	.25	.29	.37	.61
Diluted earnings per share
Continuing operations	.23	.27	.28	.61
Discontinued operations	.01	.01	.01	—
Gain on sale of discontinued operations	—	—	.07	—
Cumulative effect	—	—	—	(.01)
Net income	.25	.28	.36	.59
Dividends paid per share—Common Stock and Common Stock Non Voting	.11	.11	.12	.12
Market Price—Common Stock
High	24.00	26.50	26.80	30.15
Low	22.05	23.00	25.35	26.26
Market price—Common Stock Non Voting
High	24.04	26.90	27.40	30.21
Low	22.10	23.11	25.30	26.43

2002
Net sales	$457.8	$484.8	$477.3	$625.0
Gross profit	173.0	180.5	174.7	271.3
Operating income	48.4	53.1	53.8	107.1
Net Income from continuing operations	32.3	33.1	34.0	74.4
Net income	33.8	33.6	35.2	77.2
Basic earnings per share
Continuing operations	.23	.24	.24	.53
Discontinued operations	.01	—	.01	.02
Net income	.24	.24	.25	.55
Diluted earnings per share
Continuing operations	.23	.23	.24	.52
Discontinued operations	.01	—	.01	.02
Net income	.24	.24	.25	.54
Dividends paid per share—Common Stock and Common Stock Non Voting	.105	.105	.105	.105
Market Price—Common Stock
High	24.50	26.50	26.30	24.50
Low	20.88	23.75	21.00	22.00
Market price—Common Stock Non Voting
High	24.53	26.93	26.70	24.50
Low	20.36	23.21	21.15	21.30

        In the fourth quarter of 2003, the Company consolidated the lessor of a leased distribution center in accordance with the provisions of FASB Interpretation No. 46, resulting in a cumulative effect of an accounting change of $(2.1) million, net of tax. See note 1 for further information. Also in the fourth quarter of 2003, the Company sold its interest in non-strategic royalty agreements, which resulted in a one time gain of $5.2 million.

        In the third quarter of 2003, the Company disposed of its U.K. brokerage business and its packaging segment, resulting in a net gain of $9.0 million. Financial information for previous quarters has been reclassified to present the results of these discontinued operations separately from continuing operations. Refer to note 3 for further information.

        The following tables present the reconciliation of net sales, gross profit and operating income as previously reported on a quarterly basis to the reclassified amounts reported above:

(millions)	First	Second
2003
Net sales previously reported	$555.1	$596.1
Net sales—discontinued operations	(69.7)	(68.2)

Net sales reclassified	$485.4	$527.9

Gross profit previously reported	$199.8	$213.4
Gross profit—discontinued operations	(13.7)	(15.6)

Gross profit reclassified	$186.1	$197.8

Operating income previously reported	$58.9	$60.0
Operating income—discontinued operations	(3.9)	(3.6)

Operating income reclassified	$55.0	$56.4

(millions)	First	Second	Third	Fourth
2002
Net sales previously reported	$518.9	$552.6	$545.0	$703.5
Net sales—discontinued operations	(61.1)	(67.8)	(67.7)	(78.5)

Net sales reclassified	$457.8	$484.8	$477.3	$625.0

Gross profit previously reported	$185.3	$192.7	$189.9	$288.7
Gross profit—discontinued operations	(12.3)	(12.2)	(15.2)	(17.4)

Gross profit reclassified	$173.0	$180.5	$174.7	$271.3

Operating income previously reported	$52.1	$55.5	$57.2	$112.9
Operating income—discontinued operations	(3.7)	(2.4)	(3.4)	(5.8)

Operating income reclassified	$48.4	$53.1	$53.8	$107.1

Historical Financial Summary

(millions except per share data)	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994	1993
For the year
Net Sales under EITF 01-09(7)	$2,269.6	$2,044.9	$1,939.1	$1,863.5	—	—	—	—	—	—	—
Net Sales prior to EITF 01-09(7)	—	—	2,092.9	1,945.1	$1,837.2	$1,722.3	$1,621.1	$1,571.1	$1,543.3	$1,389.1	$1,276.0
Percent increase	11.0%	5.5%	4.1%	5.9%	6.7%	6.2%	3.2%	1.8%	11.1%	8.9%	—
Operating income	295.5	262.4	219.6	200.5	149.2	163.9	153.9	92.3	152.2	66.3	123.0
Income from unconsolidated operations	16.4	22.4	21.5	18.6	13.4	6.2	7.7	5.6	2.1	7.9	10.3
Net income from continuing operations	199.2	173.8	137.1	124.5	88.1	95.3	89.4	45.4	77.8	32.1	72.5
Net income(1)(3)(5)(8)(9)(10)	210.8	179.8	146.6	137.5	103.3	103.8	98.4	41.9	97.5	61.2	73.1

Per common share(2)
Earnings per share—diluted
Continuing operations	$1.40	$1.22	$.98	$.89	$.61	$.65	$.59	$.28	$.48	$.20	$.44
Discontinued operations(1)(9)	.09	.04	.07	.09	.07	.06	.06	.03	.12	.18	.17
Extraordinary item	—	—	—	—	—	—	—	(.05)	—	—	—
Accounting change(3)(5)(10)	(.01)	—	—	—	.04	—	—	—	—	—	(.16)
Net income	1.48	1.26	1.05	.99	.72	.71	.65	.26	.60	.38	.45
Earnings per share—basic(1)(3)(5)(9)(10)	1.51	1.29	1.06	1.00	.72	.70	.65	.26	.60	.38	.45
Common dividends declared(4)	.49	.425	.405	.385	.350	.325	.305	.285	.265	.245	.225
Market closing price—end of year	28.69	23.79	21.50	18.63	16.03	16.69	13.25	12.32	11.82	9.50	11.63
Book value per share	5.50	4.23	3.36	2.63	2.72	2.68	2.66	2.88	3.20	3.02	2.85

At Year-End(9)
Total assets	$2,148.2	$1,930.8	$1,772.0	$1,659.9	$1,188.8	$1,259.1	$1,256.2	$1,326.6	$1,614.3	$1,555.7	$1,313.2
Current debt	171.0	137.3	210.8	551.9	100.6	163.6	121.3	108.9	297.3	214.0	84.7
Long-term debt	448.6	450.9	451.1	157.2	238.4	247.4	276.5	291.2	349.1	374.3	346.4
Shareholders' equity	755.2	592.3	463.1	359.3	382.4	388.1	393.1	450.0	519.3	490.0	466.8
Total capital(6)	1,397.0	1,199.4	1,138.0	1,079.8	721.4	799.1	790.9	850.1	1,165.7	1,078.3	897.9

Statistics & Ratios
Percentage of net sales
Gross profit under EITF 01-09(7)	39.6%	39.1%	38.0%	35.2%	—	—	—	—	—	—	—
Gross profit prior to EITF01-09(7)	—	—	43.5%	38.5%	36.2%	35.0%	35.5%	36.0%	34.9%	36.8%	38.8%
Operating income under EITF 01-09(7)	13.0%	12.8%	11.3%	10.8%	—	—	—	—	—	—	—
Operating income prior to EITF 01-09(7)	—	—	10.5%	10.3%	8.1%	9.5%	9.5%	5.9%	9.9%	4.8%	9.6%
Net income from continuing operations	8.8%	8.5%	7.1%	6.7%	4.8%	5.5%	5.5%	2.9%	5.0%	2.3%	5.7%
Effective tax rate	30.9%	31.0%	32.6%	35.5%	40.4%	35.7%	36.8%	38.6%	35.7%	40.5%	41.9%
Depreciation and amortization(8)	$65.3	$53.4	$60.7	$49.7	$46.1	$43.7	$38.6	$52.6	$52.2	$52.0	$42.1
Capital expenditures	$91.6	$100.4	$96.8	$42.0	$41.0	$37.8	$34.2	$63.8	$71.3	$71.0	$51.0
Debt-to-total-capital	44.4%	49.0%	58.2%	65.7%	47.0%	51.4%	50.3%	47.1%	55.5%	54.6%	48.0%
Average shares outstanding(2)
Basic	139.2	139.5	137.8	137.6	142.8	146.6	151.4	161.2	162.4	162.4	161.6
Diluted	142.6	142.3	140.2	139.2	144.0	147.6	151.8	161.4	162.6	163.2	163.6

(1)
The Company sold both Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. in 1996.

(2)
All share data adjusted for 2-for-1 stock split effective April 2002.

(3)
In 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other than Pensions."

(4)
Includes fourth quarter dividends which, in some years, were declared in December following the close of each fiscal year.

(5)
In 1999, the Company changed its actuarial method for computing pension expense.

(6)
Total capital includes debt, minority interest and shareholders' equity.

(7)
In 2002, the Company implemented EITF 01-09. Results have been reclassified for 2001 and 2000.

(8)
In 2002, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." Prior year results have not been adjusted.

(9)
In 2003, the Company sold its packaging segment and Jenks Sales Brokers in the U.K. All years have been restated for the sale of the packaging segment. Only 2002 and 2001 have been restated for the sale of Jenks.

(10)
In 2003, the Company consolidated the lessor of a leased distribution center in accordance with FASB Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised.

Investor Information

World Headquarters
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, MD 21152-6000
U.S.A.
(410) 771-7301
www.mccormick.com

Stock Information

New York Stock Exchange
Symbol: MKC

Anticipated Dividend Dates—2004

Record Date	Payment Date
04/05/04	04/16/04
07/02/04	07/16/04
10/08/04	10/22/04
12/31/04	01/21/05

McCormick has paid dividends for 79 consecutive years.

Independent Auditors

Ernst & Young LLP
Assurance and Advisory Business Services
621 East Pratt Street
Baltimore, MD 21202

Investor Inquiries

        Our website www.mccormick.com has our new corporate governance principles, as well as annual reports, SEC filings, press releases, webcasts and other useful Company information.

        To obtain without cost a copy of the annual report filed with the Securities & Exchange Commission (SEC) on Form 10-K or for general questions about McCormick or information in our annual or quarterly reports, contact Investor Relations at the world headquarters address, website or telephone:

  Report ordering:
      (800) 424-5855 or (410) 771-7537
  Investor and securities analysts' inquiries:
      (410) 771-7244

Registered Shareholder Inquiries

        For questions on your account, statements, dividend payments, reinvestment and direct deposit, and for address changes, lost certificates, stock transfers, ownership changes or other administrative matters, contact our transfer agent.

Transfer Agent and Registrar

Wells Fargo Bank Minnesota, N.A.
Shareowner Services
161 North Concord Exchange Street,
South St. Paul, MN 55075-1139
    (877) 778-6784, or (651) 450-4064
    www.wellsfargo.com/shareownerservices

        You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

        The Company offers an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock through the Company, place stock certificates into safekeeping and sell shares through the Plan. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at: (877) 778-6784 or (651) 450-4064 www.wellsfargo.com/shareownerservices

Stock Price History

3 months ended	High	Low	Close
11/30/03	$30.21	$26.43	$28.69
08/31/03	27.40	25.30	26.70
05/31/03	26.90	23.11	26.90
02/28/03	24.04	22.10	23.13
11/30/02	24.50	21.30	23.79

Annual Meeting

        The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 24, 2004, at Marriott's Hunt Valley Inn, 245 Shawan Road (Exit 20A of I-83 north of Baltimore), Hunt Valley, Maryland 21031.

Online Receipt of Annual Report and Proxy Statement

        If you are a registered shareholder and would like to access next year's proxy statement and annual report over the Internet, go to www.econsent.com/mkcv to enroll for this service.

Trademarks

        Use of ® or ™ in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

This report is printed on recyclable paper.
Adler Design Group designed this year's report.

Directions:
1. Start with a respected industry leader.
2. Blend in improved margins.
3. Stir up consumer-preferred flavors.
Serves millions of appreciative customers and stockholders.

McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152-6000 U.S.A.
410-771-7301

QuickLinks

Financial Highlights
Letter to Shareholders
Our Consumer Business AT A GLANCE
Our Industrial Business AT A GLANCE
Introducing Zatarain's
Improving Efficiency, Increased Effectiveness
McCormick Worldwide
Community Service
Management's Discussion and Analysis
Report of Management
Report of Independent Auditors to the Shareholders
Consolidated Statement of Income
Consolidated Balance Sheet
Consolidated Statement of Cash Flows
Consolidated Statement of Shareholders' Equity
Notes to Consolidated Financial Statements
Historical Financial Summary
Investor Information