Form 10-K, Exhibit 13
period 2004-11-30
MCCORMICK & CO INC
filed 2005-01-27
CIK 63754

Exhibit 13

MCCORMICK & COMPANY 2004 ANNUAL REPORT

We’re turning up the heat!

2005 Flavor Forecast

McCormick keeps its finger on the pulse of flavor and food trends. We published the McCormick 2005 Flavor Forecast to showcase the tastes and trends that will shape the way people eat in coming years for our customers and the media.

Throughout this year’s annual report, discover new uses for these products from some of our flavor experts.

10 flavors to watch

• Allspice	• Ginger
• Annatto	• Mint
• Cardamom	• Pickling Spice
• Cinnamon	• Sage
• Curry	• Vanilla

5 trends to watch

Satisfying the senses — A true multisensory experience delivered by the effortless combination of flavors, colors, aromas and textures.

Location, location, location — Ingredients from specific locations known for their premium flavors and freshness.

Worldly tastes — Mini-flavor adventures that combine one or two global tastes with familiar foods.

Health measures — Flavor is the key to making food enjoyable for all types of eating plans.

Elevating the basics — Classic favorites reinvented to reach new heights in flavor.

Ginger

This year’s annual report carries the scent of ginger. Often the “secret ingredient” in flavorful dishes, this pungent spice provides heat — but not the fire. It’s very popular in Asian, Caribbean and North African cuisines. On page 15 you can discover how one of McCormick’s product developers likes to use ginger.

Around the world, 8,000 McCormick employees are working together to deliver great results – to our customers, our consumers and our shareholders.

No matter where you look, you’ll discover that we are turning up the heat at McCormick.

Sales are sizzling, margins are rising, and we’ve spiced up our new product efforts. We’ve uncovered the hottest eating trends in our 2005 Flavor Forecast.

At McCormick, we are fired up about our opportunities for growth.

In 2004, we increased productivity in developing new products more than 25%.

financial highlights

for the year ended November 30 (millions except per share data)	2004	2003	% change
Net sales	$2,526.2	$2,269.6	11.3%
Gross profit	1,007.9	898.6	12.2%
Gross profit margin	39.9%	39.6%

Operating income	332.7	295.5	12.6%
Operating income margin	13.2%	13.0%

Net income from continuing operations	214.5	199.2	7.7%
Percent to sales	8.5%	8.8%

Earnings per share from continuing operations — diluted	1.52	1.40	8.6%
Average shares outstanding — diluted	141.3	142.6	(.9)%

Dividends paid	$76.9	$64.1	20.0%
Dividends paid per share	.56	.46	21.7%
Cash flow from operations	349.5	201.8	73.2%
Debt-to-total-capital	40.9%	44.4%

Closing stock price	$36.45	$28.69	27.0%

table of contents

4	letter to shareholders
6	board of directors
8	consumer business
12	industrial business
16	Q&A with Bob Lawless
18	McCormick worldwide & executive officers
19	community service
20	financial information
57	investor information

business description

McCormick is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. Customers range from retail outlets and food service providers to food processing businesses. Founded in 1889 and built on a culture of Multiple Management, McCormick has approximately 8,000 employees.

vision statement

McCormick will be the leading global supplier of high valueadded flavor solutions.

Building on strong brands and innovative products, we will provide superior quality and service to customers and consumers around the world.

net sales in millions	earnings per share from continuing operations – diluted
cash flow from operations in millions	dividends paid per share

For the five years ended 11/30/04, McCormick’s total annual shareholder return has exceeded the S&P 500 Stock Index and S&P 500 Food Products Index.

McCormick & Company                    20%

S&P 500 Stock Index                          -2%

S&P 500 Food Products Index            0%

letter to shareholders

fellow shareholders,

2004 was a terrific year at McCormick. Sales reached a record $2.5 billion. We completed the implementation of our B2K program in the U.S. The goal for the first year of our $70 million cost reduction program was exceeded. We reached $1.0 billion in gross profit and increased gross profit margin 0.3 percentage points. With $350 million in cash from operations we paid $77 million in dividends, repurchased $175 million of shares and acquired Silvo, the leading brand of spices and herbs in the Netherlands, for $75 million.

     Robert J. Lawless

Now in our 115th year, we continue to build shareholder value. In fact, total annual return for our shareholders has been 20% during the past five years, twice that of our peer companies. Everywhere you look, you’ll discover that McCormick is turning up the heat.

record results for 2004

At the beginning of 2004, with confidence in our business and ability to perform, we set several financial goals.

Our first objective was to grow sales 7-9%. We achieved sales growth of 11%. This was the result of launching successful new products, introducing effective promotions and acquiring Zatarain’s mid-year in 2003. We also benefited from higher pricing for vanilla and favorable foreign currency. Sales for our consumer business rose 15%, following a 17% increase in 2003. Our industrial business picked up steam with a 7% sales increase following a 5% increase in 2003.

Second, we set a range for earnings per share of $1.51 to $1.54. We ended the year with earnings per share of $1.52. With higher sales, improved gross profit margins, cost reduction savings and the proceeds from the settlement of a lawsuit claim, we were able to offset some cost increases in areas including employee benefits and fuel. More importantly, we were able to invest in the business for future growth, increasing advertising and product development expense during 2004.

Our third target was to generate $350- $400 million from 2004 to 2006 in cash flow from operations, after net capital expenditures and dividends. Our 2004 result of $206 million has us well on our way toward meeting this target. We generated higher cash from a number of sources including higher net income, reduced inventory and lower prepaid allowances. During 2004, we increased dividends paid by 20% to $77 million from $64 million in 2003.

turning up the heat

For each step of our strategy: improve margins, invest in the business and increase sales and profits...we are turning up the heat!

A key to margin improvement is our B2K program, a global initiative that is significantly improving our business processes through state-of-the-art technology. With the implementation for the U.S. complete, our plan is to move international businesses onto this platform by 2006. Utilizing the power of B2K, employees are improving the supply chain throughout the Company. As a result, we significantly reduced costs in 2004, exceeding our $15 million objective. In 2005 we expect to reduce costs an additional $25 million and in 2006 an additional $30 million.

                Margin improvement fuels our growth. We will use a portion of this fuel to invest in the business. We are accelerating the marketing support behind our powerful brands. We have more than doubled advertising expense since 1999. We invested in a promotional analysis process that in its first year significantly increased the effectiveness of our 2004 U.S. trade promotion dollars. Product development expense increased another 18% in 2004 and 84% since 1999. In addition to increasing our resources behind product development, we’ve increased productivity. New product sales as measured per each R&D professional have doubled in the past five years. A formula management system will be available in 2005 that will give our teams a running start on new products and further reduce the development cycle time for our customers.

Improved margins provide the fuel for business investments... investments designed to increase sales and profits. Throughout the Company we are seeing signs of success in a great number of new products. One product line is grinders. A functional, consumer-oriented package that originated under the Ducros brand in France is being taken to other markets. Worldwide sales of grinders were up 36% in 2004, and new blends and an improved package are in the pipeline for 2005. For several years now, sales to restaurant chains have been strong. Most recently, we have significantly increased sales of coating systems. We have also increased sales and profits with strategic acquisitions. Since its addition to the McCormick family in June 2003, the performance of Zatarain’s has exceeded our expectations. At the end of 2004, we completed the acquisition of another excellent brand, Silvo. This leading brand extends our European reach into the Netherlands and will add nearly $50 million of sales in 2005.

We continue to reaffirm the long-term goals that we set in 2002: to grow sales 5% annually with a range of 3-7% and to increase earnings per share 10-12%. In a tough environment, these are aggressive goals for McCormick and, for that matter, any packaged food company. But we like a challenge at McCormick and have established a strong track record in meeting our goals. In the coming years, we intend to continue our record of superior financial results and increased shareholder value.

leadership at McCormick

Early in 2004, a Management Committee was formed that expanded the former Executive Committee to include leaders of our consumer business. The Management Committee has responsibility for setting strategy, executing growth initiatives, allocating Company resources and for developing and advancing our employees. I believe that our Board of Directors, Management Committee and leadership throughout McCormick are among the best in the food industry.

Toward the end of 2004, Jerry Wolfe was promoted to Vice President — Supply Chain and Chief Information Officer. Fran Contino was named Executive Vice President—Strategic Planning and CFO. Throughout the Company, we continue to challenge and develop our people while tapping into their experience, knowledge and enthusiasm.

We like our business: flavor. Demand for great taste has few boundaries. Kid-friendly flavors, bold and zesty flavors, ethnic flavors and flavors for those on a reduced calorie, low-carb, lowfat, or low-salt diet. From molecule to menu, McCormick has the broadest range of flavor solutions in the industry.

I believe we have a great team at McCormick and a winning strategy that continues to deliver record financial performance year after year. Our core values define the way we work with one another, how we value and serve our customers, and our ultimate responsibility to McCormick shareholders. These values are fundamental to our success.

Thank you to our employees for making our goals a reality. All of us at McCormick are committed to building shareholder value. I am confident of our future success.

Robert J. Lawless, Chairman, President and CEO

our core values

We believe…

• our people are the most important ingredient of our success.

• our top priority is to continuously add value for our shareholders.

• customers are the reason we exist.

• our business must be conducted honestly and ethically.

• the best way to achieve our goals is through teamwork.

Barry H. Beracha

James T. Brady

Francis A. Contino

McCormick's mission is to enhance shareholder value.

Robert G. Davey

Edward S. Dunn, Jr.

J. Michael Fitzpatrick

Freeman A. Hrabowski, III

Robert J. Lawless

Margaret M.V. Preston

William E. Stevens

Karen D. Weatherholtz

board of directors

Barry H. Beracha 62

Executive Vice President

Sara Lee Corporation (retired)

Chief Executive Officer

Sara Lee Bakery Group (retired)

Chicago, Illinois

Food, household and body

care products and apparel

Director since 2000

Compensation Committee member

James T. Brady 64

Managing Director, Mid-Atlantic

Ballantrae International, Ltd.

Ijamsville, Maryland

International management consultants

Director since 1998

Audit Committee member

Francis A. Contino 59

Executive Vice President —

Strategic Planning and Chief Financial Officer

McCormick & Company, Inc.

Director since 1998

Robert G. Davey 55

President — Global Industrial Group

McCormick & Company, Inc.

Director since 1994

Edward S. Dunn, Jr. 61

President, Dunn Consulting

Retail grocery and related industries,

business strategy and marketing consultant

Williamsburg, Virginia

Director since 1998

Compensation Committee member

J. Michael Fitzpatrick 58

President & Chief Operating Officer

Rohm and Haas Company (retired)

Philadelphia, Pennsylvania

Paints and coatings, electronic devices and

personal computers, packaging and

construction materials, household and

personal care products, grocery items

Director since 2001

Compensation Committee member

Nominating / Corporate Governance Committee member

Freeman A. Hrabowski, III 54

President

University of Maryland Baltimore County

Baltimore, Maryland

Director since 1997

Nominating / Corporate Governance Committee member

Robert J. Lawless 58

Chairman of the Board, President and

Chief Executive Officer

McCormick & Company, Inc.

Director since 1994

Margaret M.V. Preston 47

Executive Vice President

Mercantile Private Wealth Management

Mercantile Safe Deposit & Trust Company

Baltimore, Maryland

Director since 2003

Audit Committee member

William E. Stevens 62

Chairman, BBI Group

St Louis, Missouri

Mergers and acquisitions

Director since 1988

Audit Committee member

Karen D.Weatherholtz 54

Senior Vice President — Human Relations

McCormick & Company, Inc.

Director since 1992

Corporate Governance

McCormick’s mission is to enhance shareholder value. McCormick employees conduct business under the leadership of the chief executive officer subject to the oversight and direction of the Board of Directors. Both management and the Board of Directors believe that the creation of long-term shareholder value requires us to conduct our business honestly and ethically and in accordance with applicable laws. We also believe that shareholder value is well served if the interests of our employees, customers, suppliers, consumers, and the communities in which we live, are appropriately addressed.

                McCormick’s success is grounded in its value system as evidenced by our core values.

                We are open and honest in business dealings inside and outside the Company. We are dependable and truthful and keep our promises.

                Our employees and our Board of Directors are committed to growing our business in accordance with our governance structure and principles and code of ethics.

consumer business

financial results

(in millions)

	2004	2003
net sales	$1,339.8	$1,162.3
operating income	$269.7	$230.9

Interest in flavors continues to grow as consumers all over the world are exposed to different cuisines than their own. But food preparation must be quick and easy. McCormick is satisfying this appetite for outstanding flavor and simple preparation with leading brands in key markets around the world.

McCormick’s consumer business markets seasoning blends, spices, herbs, extracts, sauces, marinades and specialty foods. Our customers span a broad range of retail outlets and include grocery, drug, mass merchandise and dollar stores.

2004 financial results

Net sales rose 15% in 2004. Volume, price and product mix increased 11%. The 2003 acquisition of Zatarain’s was incremental to the first six months of the year and added 4% of the 11% growth rate. Favorable foreign exchange added another 4%. In the Americas, sales were particularly strong as a result of new products, effective marketing, pricing actions and distribution expansion. In Europe, sales success with new products was tempered by a more competitive situation.

Operating income rose 17%. The sales increase and initiatives to improve margins helped to offset cost pressures that included vanilla, fuel and employee benefits. The higher cost of vanilla was also offset by higher pricing. During 2004, we increased advertising 43%. As a percent of net sales, operating income reached 20.1%, as compared to 19.9% in 2003.

market position

Consumers want to add flavor to their foods — bold and zesty, kid-friendly and fun, ethnic and exotic. But preparation must be easy. A recent Food Market Institute report stated, “Consumers continue to be time-pressed and are looking for solutions to cut the time spent in meal preparation.”

As category leader, McCormick is meeting these needs through initiatives such as new products, better

This magazine advertisement features Joe Montana, McCormick’s first major celebrity spokesperson. Joe promotes the GrillMates line of products. Worldwide, we increased 2004 sales of grilling seasonings, marinades, sauces and rubs 8%.

Jeff Carter

Product Development Manager,

U.S. Consumer Products Division

“It’s not your old-fashioned pickling ingredient. McCormick pickling spice is a versatile blend of spices and herbs that has many comfort food applications. Slow cookers are coming back. Try pickling spice with popular slow cooker recipes such as corned beef & cabbage, sauerbraten beef or german style pot roast. An old favorite, McCormick pickling spice, can be a great addition to today’s meals.”

merchandising, effective marketing and a dynamic website.

Our actions are driving category growth in many key markets. In 2004, the spice and seasoning category rose 2% in the U.S., 5% in Canada and 1% in the U.K. A tough competitive situation in France, however, led to a 1% category decline in 2004.

With both brand and private label products, we enjoy a leading share in our largest markets. In the U.S. and the U.K. our share has increased to nearly 50%, and in France and Canada our share exceeds 50%. We also have a leading share in China and a strong presence in additional markets in Europe and Asia.

As a result of marketing initiatives and expanded distribution we continue to gain market share. In 2004, we added 1.4 percentage points to our U.S. market share of branded spices and seasonings.

Following the acquisition of Zatarain’s in 2003, we increased 2004 sales of this brand 20%. The increase was due in part to the successful introduction of a new “ Ready-to-Serve” line of rice mixes.

Our unique grinder top adds fresh taste right at the table. With the introduction of new flavors and the addition of new markets, worldwide sales of grinders grew by 36% in 2004.

2004 highlights

• In the Netherlands, acquired the Silvo business, gaining entry into the Dutch market with a 63% market share.

• Launched new products in the last 3 years that accounted for 6% of 2004 sales.

• In the U.S., increased sales of the Zatarain’s brand 20% with expanded product penetration and new items.

• In the U.S., significantly increased the effectiveness of trade promotions. This was one of the key factors in a 17% sales increase in the Americas.

• In China, substantially improved our distributor network and streamlined our business to 75 well-qualified distributors. This was a reduction from 250 distributors in the network in 2003.

• Worldwide, grew sales of grinders by 36%. This innovative package originated in France, under the Ducros label.

• Increased sales of our grilling products, including seasonings, marinade blends and sauces, 8% worldwide. Rubs are featured in the new product line up for 2005.

• In the U.S., strengthened a leading position with Hispanic consumers with new products and a focused expansion into Texas and Chicago markets. In 2005, for the first time, McCormick will advertise on Hispanic networks.

• In the U.K., converted more than 5,000 stores to new packaging and merchandising of the Schwartz brand spices and herbs in only two months. With this change, we have significantly reduced the variety of packaging formats in Europe.

• Throughout Europe, achieved 8% growth of dessert aids with new products and new distribution.

growth initiatives

We are growing the consumer business by:

Developing innovative products.  As category leader it is our responsibility to bring news and excitement to the category. Consumers are seeking new products that offer convenience and great flavor.

Increasing marketing effectiveness.  Approximately 10% of each sales dollar is spent on trade promotions. We are measuring the effectiveness of our promotions to optimize sales. Through advertising we are driving consumer demand and have more than doubled our advertising since 1999. We are working to improve the appearance of our products in their home department and gain additional store placements to build consumer awareness.

With the acquisition of Silvo at the end of 2004, we gained entry into the Dutch market with a 63% market share.

Expanding distribution.  We are adding customers in new geographic regions in Europe and the Asia/Pacific region. In more established markets we are achieving better penetration of products including our seafood complements, the Zatarain’s brand and dessert aids.

Expanding through acquisitions.  We will continue to acquire leading brands that take us into new markets, particularly in Europe. We will seek niche brands that fit well with our existing product lines. To be successful, acquisitions must pass financial hurdles and include a well-constructed integration plan.

With television advertising and a number of new products, sales for our Vahine dessert aids brand in Europe grew 8% in 2004.

outlook

Our growth initiatives are expected to drive 5% annual sales increases. The pace of growth may vary year to year due to acquisitions, foreign exchange and other factors.

For 2005, new products in the pipeline include both wet and dry flavors for grilling, seafood and salads. A relaunch for dry seasoning mixes with new packaging and merchandising is planned in the U.S. Advertising will be focused on value-added products that meet consumers’ demand for convenience and great taste. We will continue to expand our leadership position into new geographies. Sales growth and further progress with margin improvement initiatives will continue to improve operating income margin for the consumer business.

Interest in flavors continues to grow as consumers all over the world are exposed to different cuisines than their own. But food preparation must be quick and easy. McCormick is satisfying this appetite for outstanding flavor and simple preparation with leading brands in key markets around the world.

In the U.K., new packaging and merchandising of our Schwartz brand improves the appearance of the products and shopping experience for the consumer. During 2004, our team converted over 5,000 stores in only two months.

McCormick is the #1 spice and seasoning brand among Hispanic consumers in the U.S. In 2004, we strengthened this leading position with new products, and in 2005, for the first time, will advertise on a major Hispanic television network.

industrial business

financial results

(in millions)

	2004	2003
net sales	$1,186.4	$1,107.3
operating income	$113.6	$108.9

We are building our leadership position in flavors. With our wide range of flavor solutions and ability to create consumer-preferred products, customers increasingly turn to McCormick for new product ideas and as a preferred supplier of great flavor solutions.

McCormick’s industrial business markets blended seasonings, spices and herbs, condiments, compound flavors and extracts, and coating systems to other food processors and to the away-from-home channel, both directly and through distributors and warehouse clubs.

For restaurant customers and other food processors, we develop and deliver consumer-preferred flavors. In fact, new products launched over the last three years accounted for 22% of 2004 sales.

COMPOUND FLAVORS

Beverage flavors

Dairy flavors

Confectionery flavors

PROCESSED FLAVORS

Meat flavors

Savory flavors

SEASONINGS

Seasoning blends

Salty snack seasonings

Side dish seasonings

(rice, pasta, potato)

Sauces and gravies

COATING SYSTEMS

Batters

Breaders

Marinades

Glazes

Rubs

CONDIMENTS

Sandwich sauces

Ketchup

Mustards

Jams and jellies

Seafood cocktail sauces

Salad dressings

Flavored oils

INGREDIENTS

Spices and herbs

Extracts

Essential oils and oleoresins

Fruit and vegetable powders

Tomato powder

2004 financial results

Net sales rose 7% in 2004. Volume, price and product mix increased 4%. Favorable foreign exchange added another 3%. Sales growth in the Americas resulted from new product successes, particularly with restaurant customers, as well as higher pricing for higher cost vanilla, dairy products and other raw materials. In Europe, growth in more value-added products was offset by reduced sales of ingredients. This shift in mix was driven by our decision to exit certain lower margin products and regions.

Operating income rose 4%. Higher sales, an improved product mix, and initiatives to reduce costs provided an offset to cost pressure from other areas including fuel and employee benefits. During 2004, we increased product development expense 18%.

market position

Interest in flavors continues to grow. A report published by The Freedonia Group states that “flavors and flavor enhancers will continue to account for the largest share of overall food additives, due to their extensive use in many processed foods, dairy products, baked goods and candy...opportunities are constantly being created by consumer demand for new flavors based on ethnic cuisines and more intense flavor preparations.”

With blended seasonings, spices and herbs, condiments, compound flavors and extracts, and coating systems,

To further improve our productivity, a new formula management system introduced in 2004 will provide a running start on new projects and reduce the new product cycle time for delivery to our customers beginning in 2005.

Chefs in China are adding flavor with our McCormick brand line of spices and seasonings. We grew sales of these food service products 8% in 2004.

McCormick has the broadest range of flavor solutions in the industry. While there are many industrial competitors, most market only one or two of these five categories. And as a leading supplier to food service distributors and warehouse clubs, McCormick is well-positioned to grow with these customers.

For all customers, new products are an essential element of growth. Our multifunctional sales teams work with customers to develop leading products that become marketplace winners.

Spending for research and development has more than doubled since 1998. Our focus has been on value-added, higher margin products. Together, our development, application, culinary and sensory areas enable us to deliver consumer-preferred flavors.

We develop flavorful coating systems for quick service restaurants. In 2004, U.S. sales of coating systems grew by more than 30%.

2004 highlights

• Launched new products during the last 3 years that accounted for 22% of 2004 sales.

• In the U.S., increased sales of coating systems by more than 30%. Directed primarily to the quick service restaurant industry, our flavorful products drove sales for key customers.

• Doubled the sales of new products measured per each research and development professional in the past 5 years. Tripled cost savings per research and development professional in the past 3 years.

• By focusing on more profitable items, reduced SKUs (number of items sold) in the European market from more than 3,250 in 2003 to less than 2,750 in 2004. In 2005, we will streamline our business to fewer than 2,000 individual products in Europe.

Our customers have recognized McCormick for delivering innovation, quality products and reliable service.

• Grew sales of food service herbs and spices 8% in China, establishing the brand as the product of choice among high-end restaurants and catering outlets.

• Recognized by our customers for innovation, quality products and reliable service. For the tenth consecutive year, Sysco ranked McCormick among its top 100 suppliers. Fewer than 10 other suppliers to Sysco share this honor. Frito-Lay named McCormick its 2003 seasoning and ingredient supplier of the year.

• Completed a formula management system that will provide a running start on new projects and reduce new product cycle time delivery to our customers beginning in 2005.

• In the U.S., we are improving the quality of incoming materials through a rigorous vendor management program. This program led to a 36% reduction in incoming material defects during 2004.

With blended seasonings, spices and herbs, condiments, compound flavors and extracts, and coating systems, McCormick has the broadest range of flavor solutions in the industry.

growth initiatives

We are growing the industrial business by:

Supporting the global expansion of our industry-leading customers.  Our customers are growing globally, and we are growing with them. Additional restaurant locations in China, product distribution into India, a new brand launched in Europe . . . each of these offers McCormick an opportunity for growth. We can supply much of this growth from existing facilities. We are also seeking to extend our global flavor capabilities into new regions through acquisitions.

Building current and new strategic partnerships.  At the end of 2004, our top 15 customers accounted for approximately 70% of sales. They rely on us for consistent, high quality products and flawless service. We will increase our business with existing customers by working collaboratively to pursue growth opportunities. We also have in place a team devoted to identifying and developing new strategic partners. These opportunities include large companies that we do not currently supply, as well as emerging businesses, such as restaurant chains, that are experiencing rapid growth.

Providing consumer-preferred value-added products.  Innovative new products are in demand. With our breadth of flavor solutions, we can participate in the latest high growth area, whether it is dairy, confection, high fiber or low carb. Our culinary and flavor experts add value by including sophisticated flavors in coating systems, seasoning blends, condiments and other products. And our sensory teams conduct careful testing to measure consumer preferences. As our business shifts to more consumer-preferred value-added products, we are growing sales and improving profit margins.

outlook

Our growth initiatives are expected to drive 5% annual sales increases. The pace of growth may vary year to year due to acquisitions, foreign exchange and other factors. Our ongoing focus on value-added products will continue to boost profit margins.

                For 2005, new products in the pipeline include flavored beverages, salty snack seasonings, and coating and grilling systems. With cost reduction activities helping the bottom line, profit margins for the industrial business will continue to improve.

                We are building our leadership position in flavors. With our wide range of flavor solutions and ability to create consumerpreferred products, customers increasingly turn to McCormick for new product ideas and as a preferred supplier of great flavor solutions.

Claudio Rattes

Senior Food Technologist,

Research & Development

“Ginger is commonly used in baking but my favorite use is to give a recipe some Asian character, especially with poultry and seafood. I like to add a spoonful of McCormick ground ginger per pound of fish along with some toasted sesame seeds in the breading. It will provide a very fresh taste, which may be complemented with lime juice (at the moment of serving) and will reduce any’fishy’ aroma.”

Q&A with Bob Lawless

What are your most significant opportunities to grow sales?

On average, we expect to grow sales 5% annually, within a 3-7% range. We do this through innovation, acquisitions and extending our geographic reach. New products will continue to be a vital part of our sales growth. In recent years, at least 10% of annual sales came from new products launched in the prior three years. We continue to pursue acquisitions as an important avenue of growth. Geographically, we are excited about opportunities to further expand our branded products in China and to countries in Europe where we do not yet have a leading share.

In summary, sales growth will vary year to year based on acquisition activity, foreign currency exchange rates and other factors. However, over time we expect annual sales growth from the following sources: 2-3% from the base business, 1-2% from new products, 1-2% from acquisitions, 0-1% from distribution expansion and 0-1% from pricing actions.

How does concern about health and wellness impact your business?

Consumers are invited to visit www.mccormick.com where they will find healthy recipe and meal ideas in our new “Taste for Health” section. As a supplier of a broad range of flavors, McCormick can add taste to a variety of diets. For consumers on a low-carb diet who are eating more meat, poultry and seafood, we provide coatings, marinades and grilling seasonings. If one’s interest is in whole grains, we offer products that flavor bread, cereal and wholesome snack foods. All too often, diets that call for low-fat, low-salt or low-calorie are often low in flavor. And that’s where McCormick steps in — to add great taste.

I’ve read that Americans are eating out more. Are they cooking less?

In October 2004, USA Today reported that 77% of meals are made at home based on research conducted by NPD. And the Food Marketing Institute has indicated that 84% of consumers ate a home-cooked meal at least three times a week compared to 74% in 2001. At the same time, Americans would like preparation time to be less than thirty minutes according to Parade Magazine’s “What America Eats” issue. McCormick makes cooking quick and easy with products like GrillMates, seafood sauces, and new seasoning mixes that offer both convenience and great flavor. We’re delivering flavor in new ways too, with grinders, salad products and dessert toppings that add taste at the table.

For many of those occasions when people prefer to eat out, grab a snack or heat up a prepared meal, McCormick continues to deliver the flavor! Through our industrial business, we add taste to the products offered in leading restaurants, food service distributors and food processors. In fact, whether you are at home or eating out you can enjoy something flavored by McCormick.

Costs for many basic food ingredients such as soy oil and dairy products can fluctuate year to year.

How does this affect your business?

We strive to maintain stability in costs and pricing. In our industrial business, many customers accept price adjustments that pass through commodity cost changes. In our consumer business, increases and decreases in the costs of spices, herbs and other ingredients tend to offset one another during any particular year. In certain situations we increase prices to offset rapidly escalating costs. An example occurred in 2003 when vanilla bean costs rose steeply due to a crop shortage, and we responded by increasing prices. We went even one step further. With our global sourcing capabilities, we were able to secure a strategic inventory of vanilla beans to guarantee a supply of vanilla extract for our customers.

You have made several acquisitions in recent years. Are you looking for more?

Yes. Acquisitions which expand our flavor offerings or our geographic penetration are key components of growth.

                For our consumer business, we are seeking leading brands of spices and seasonings in those markets where we do not have a strong presence, particularly in Europe. Silvo was an excellent example of acquiring a leading European brand. With a 63% market share, it was a great way to expand our business into the Netherlands with a highly regarded brand of spices and herbs. In established markets, we search for products that deliver distinct flavors. Here in the U.S., our 2003 acquisition of Zatarain’s is a great example of this; Zatarain’s unique New Orleans flavors appeal to consumers.

As for our industrial business, we have a broad range of flavor solutions for our U.S. customers and plan to expand our current capabilities in international markets through acquisitions. Regardless of the type of acquisition, a disciplined business plan, a detailed integration plan and a rigorous financial review are the keys to success.

What do you consider to be the “ key ingredient” to McCormick’s success?

Our “key ingredient” is without question the people of McCormick. Their enthusiasm, values and drive to win are unmatched. Our employees possess a deep knowledge of the business and excellent relationships with suppliers and customers. Careers are advanced through training and challenging on-the-job experiences. Each of us has measurable goals, and our achievements are rewarded. Employee values are the foundation of our success.

Our leadership team is focused on growing this business. And throughout the Company, our high performance employees are delivering great results — to our customers, our consumers and our shareholders.

How did you develop the “flavor forecast” at the front of this report?

This is our third edition of the “flavor forecast.” It is published for the benefit of our many customers and is shared with the food industry media throughout the U.S. The “forecasters” include chefs, culinary television personalities, cookbook authors and our own trend experts.

Our business at McCormick is all about flavor. We have the broadest range of flavor solutions in the industry and believe that no matter what you eat each day, you are likely to enjoy the taste of McCormick. Throughout this report, our development team shares some ways to bring the latest trends into your home.

Bon appetit!

“ Our ‘key ingredient’ is without question the people of McCormick...” Ethical Behavior Teamwork High Performance Innovation Concern for one another = Success executive officers

Robert J. Lawless

Chairman of the Board,

President &

Chief Executive Officer

Paul C. Beard

Vice President —

Finance & Treasurer

Francis A. Contino

Executive Vice President —

Strategic Planning &

Chief Financial Officer

Robert G. Davey

President —

Global Industrial Group

H. Grey Goode, Jr.

Vice President — Tax

Kenneth A. Kelly, Jr.

Vice President & Controller

Robert W. Skelton

Senior Vice President,

General Counsel & Secretary

Mark T. Timbie

President — International

Consumer Products Group

Karen D. Weatherholtz

Senior Vice President —

Human Relations

Alan D. Wilson

President —

U.S. Consumer Foods

Jeryl Wolfe

Vice President —

Supply Chain &

Chief Information Officer

community service

In McCormick’s 115-year history, the record of community service is long and proud. Communities around the world where the Company has facilities have benefited from a variety of philanthropic activities. Through financial contributions and the active participation of employees, McCormick supports numerous causes that improve the quality of life.

The Company has a formal program of charitable giving that grants funds to worthwhile causes with civic, health, welfare, education and the arts receiving the most attention. Programs like the Unsung Heroes Awards, student scholarships, and Charity Day, which fosters employee giving to a wide range of civic causes, have existed for more than 60 years.

McCormick employees are the backbone of the Company’s civic efforts. Around the world, our employees devote time and talent to civic causes. Their spirit of volunteerism carries on a legacy that speaks to the very culture of McCormick. The newest chapter to that proud history was realized with the creation of the annual McCormick Community Service Award in the spring of 2004. The program recognizes those employees who best exemplify McCormick’s commitment to improve our communities. The five employee finalists receive $5,000 for the charity of their choice. The 2004 finalists were Maria Teresa Avila Meneses, of Mexico, Rick Ayers, of Canada and Ted Eschmann, Nancy Lawn and Dennis Bayne of Maryland. The grand-prize winner receives $25,000 to donate to similar charities. The 2004 winner was Steve Sausnock of Maryland. As a member of the local Optimist Club, Steve distributed the funds to numerous causes including The Children’s Cancer Campaign, soup kitchens like Our Daily Bread, schools, churches and to support firefighters and police.

Steve said, “My job is to see the money go where it is needed.” Steve’s attitude reflects a commitment to community that runs throughout the entire Company.

1

2

3

4

The McCormick Community Service Award was initiated in 2004 to honor employees who devote time and energy to better their communities. The grand prize-winner was employee Steve Sausnock, seen receiving the award from Chairman Bob Lawless (1). On behalf of the Optimist Club, Steve distributed the $25,000 grant to numerous charities and organizations such as the Providence (Md.) Volunteer Fire Company (2), “ Shop with a Cop” which pairs needy children with police officers for mentoring (3), and Our Daily Bread soup kitchen (4). The Community Service Award is the latest chapter in McCormick’s long history of philanthropy.

financial information

21	management’s discussion and analysis
35	report of management
35-36	reports of independent registered public accounting firm
37	consolidated financial statements
consolidated statement of income
consolidated balance sheet
consolidated statement of cash flows
consolidated statement of shareholders’ equity
41	notes to consolidated financial statements
56	historical financial summary

management’s discussion and analysis

Executive Summary

Business Overview

McCormick & Co. is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. The Company’s major sales, distribution and production facilities are located in North America and Europe and its products reach nearly 100 countries around the world. Additional facilities are based in Mexico, Central America, Australia, China, Singapore, Thailand and South Africa. In 2004, approximately 38% of sales were outside the U.S.

The Company operates in two business segments, consumer and industrial. In 2004, the consumer business accounted for 53% of sales and the industrial business accounted for 47% of sales. Consistent with market conditions in each segment, the consumer business has a higher overall profit margin than the industrial business.

The consumer business supplies a variety of retail outlets that include grocery, drug, dollar and mass merchandise stores. In the U.S., these customers are serviced both directly and indirectly through food wholesalers. In international markets customers are serviced either directly or indirectly through distributors. Products for the consumer segment include spices, herbs, extracts, seasoning blends, sauces, marinades and specialty foods. In 2004, 67% of net sales were in the Americas, 29% in Europe and 4% in the Asia/Pacific region. In its primary markets, the Company supplies both branded and private label products and has a leading share that is more than twice the size of the next largest competitor. The Company is growing the consumer business by developing innovative products, increasing marketing effectiveness, expanding distribution and acquiring leading brands and niche products.

The industrial business supplies both food processors and the restaurant industry. Restaurant customers are supplied both directly and indirectly through distributors and warehouse club stores. Products for the industrial segment include blended seasonings, spices, herbs, condiments, compound flavors and extracts, and coating systems. In 2004, 73% of net sales were in the Americas, 19% in Europe and 8% in the Asia/Pacific region. The Company has many competitors who also supply products to food processors, as well as restaurants, food service distributors and warehouse clubs. The Company is driving sales for the industrial business by supporting the global expansion of its customers, building current and new strategic partnerships, and developing consumer-preferred value-added products. Through acquisitions, the Company seeks to expand its flavor solutions globally.

With its consumer and industrial segments, the Company has the customer base and product development skills to provide flavor solutions for all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack.

The Company purchases a significant amount of raw materials from areas throughout the world. The most significant raw materials are vanilla, cheese, pepper, packaging supplies, garlic, onion and capsicums. Some of these are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other unpredictable factors. While future movements of raw material costs are uncertain, the Company responds to this volatility in a number of ways including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments.

Strategy for Growth

The Company’s strategy is to improve margins, invest in the business and increase sales and profits.

Margins are being improved with new capabilities and processes introduced through McCormick’s B2K program, a global initiative that is significantly improving business processes through state-of-the-art technology. Utilizing B2K, employees are improving the supply chain throughout the Company. A goal to reduce costs by $70 million through 2006 was set early in 2004. In 2004, $24 million in cost savings were realized, comprised of $15 million of cost of goods sold and $9 million of selling, general and administrative expense savings. Margins are also improving as higher-margin more value-added products are introduced. Since 2001, gross profit margin has increased a total of 1.9 percentage points.

The Company is investing in areas such as product development and marketing support to drive sales. Research and development expense and advertising behind McCormick’s brands have increased significantly and consistently since 1999. In 2004, research and development expense increased 18% and advertising expense increased 43%.

The Company’s long-term financial objectives, first set in 2002, are to increase annual sales 3-7% and earnings per share 10-12%. With the opportunities to increase margins and the sales initiatives for the consumer and industrial businesses, the Company expects to continue to achieve these objectives. Early in 2004, an additional goal was set to generate $350-$400 million of cash flow from operations after dividends and net capital expenditures for the three-year period 2004-2006. In 2004, the first $206 million of this goal was achieved. With this cash the Company is seeking to acquire businesses and to repurchase shares.

Results of Operations — 2004 compared to 2003

for the year ended November 30 (millions except per share data)	2004	2003
Net sales	$2,526.2	$2,269.6
Gross profit	1,007.9	898.6
Gross profit margin	39.9%	39.6%

Selling, general and administrative expense	677.7	597.6
Percentage of sales	26.8%	26.3%

Operating income	332.7	295.5
Operating income margin	13.2%	13.0%

Earnings per share from continuing operations — diluted	1.52	1.40

During 2004 and 2003, there were several acquisitions and divestitures that affected comparability of operating results. In November of 2004, the Company acquired Silvo, the market leader in the Dutch spices and herbs consumer market. Silvo is expected to generate approximately $50 million in sales in 2005. In June of 2003, the Company acquired Zatarain’s, the leading U.S. brand of authentic New Orleans-style food. In January of 2003, Uniqsauces was acquired, which expanded condiment flavors and packaging formats for the Company.

During the third quarter of 2003, the Company sold its packaging business and the U.K. Jenks brokerage operation. As a result, prior period sales and related expenses for these discontinued operations were reclassified and reported as “Net income from discontinued operations” in the consolidated statement of income. The consolidated balance sheet and consolidated statement of cash flows were also reclassified to present separately the assets, liabilities and cash flows of the discontinued operations.

For the year ended November 30, 2004, McCormick reported sales from continuing operations of $2.5 billion, an increase of 11.3% above 2003. Sales growth was the result of a 4.2% volume increase, 3.7% from favorable foreign exchange rates, 2.2% in the first half of the year from the acquisition of Zatarain’s, and a 1.2% increase in pricing and product mix. The acquisition of Silvo on November 1, 2004 added $4.5 million in sales in 2004. During 2004, the Company achieved higher volume with new products, expanded distribution and more effective marketing.

Gross profit margin increased to 39.9% in 2004 from 39.6% in 2003. The gross profit margin increase was due to cost reductions achieved in the first year of a three-year $70 million cost reduction program began in 2004. Sale of more value-added products and pricing actions in our consumer business also improved gross profit margin. Higher costs of employee benefits, fuel and a competitive operating environment in Europe during 2004 partly offset the gross profit margin increase.

Selling, general and administrative expenses were higher in 2004 than 2003 on both a dollar basis and as a percentage of net sales. These increases were primarily due to increased distribution expenses, higher advertising expenses and increased employee benefit costs. The increase in distribution expenses was primarily due to higher fuel costs, as well as freight and warehousing costs associated with new product introductions, and incremental distribution costs related to the acquired Zatarain’s business. The increase in employee benefit costs was mainly the result of higher pension costs in 2004 compared to 2003. In the consumer business, advertising expenses increased in order to launch several new products and to support the brand name.

Special charges were a credit of $2.5 million in 2004 compared to a charge of $5.5 million in 2003. This change was primarily due to a net gain of $8.7 million recorded in 2004 for funds received from a class action lawsuit that was settled in the Company’s favor.

Pension expense was $30.0 million and $22.1 million for the years ended November 30, 2004 and 2003, respectively. In connection with the valuation performed at the end of 2003, the discount rate was reduced from 7.0% to 6.0% and the expected long-term rate of return on assets was reduced from 9.0% to 8.5%. These changes along with the increased amortization of prior actuarial losses increased pension expense in 2004. Pension expense in 2005 is expected to increase approximately 6%.

Interest expense from continuing operations increased by $2.4 million. Higher average debt levels during 2004 contributed to this increase, partially offset by repayment of higher rate long-term debt.

Other income decreased to $2.1 million in 2004 compared to $13.1 million in 2003 due to two significant transactions recorded in 2003. In 2003, the Company benefited from $5.4 million of interest income received on the Ducros purchase price refund and a one-time gain of $5.2 million from the sale of an interest in non-strategic royalty agreements. The Company entered into the non-strategic royalty agreements in 1995 and since then had benefited modestly from tax credits and royalty income.

The effective tax rate was 30.3% in 2004 down from 30.9% in 2003. The decrease in the effective tax rate is due to mix of earnings among the different taxing jurisdictions in which the Company operates and the settlement of tax audits for less than amounts previously accrued. Due to the anticipated change in available net operating loss carryforwards in various jurisdictions and earnings mix, the Company anticipates the tax rate to increase by 1-2% in 2005.

Income from unconsolidated operations decreased 11.0% in 2004 when compared to 2003. This decline is mainly attributable to lower income from the Company’s Signature Brands and Japan joint ventures. The Signature Brands business, a cake decorating business in the U.S., was impacted by a decline in the overall U.S. cake mix category. The Company’s retail joint venture in Japan moved its business to a new distributor in 2004 with the objective of building sales in this market over time. The joint venture in Japan is currently working through a period of start-up costs associated with the transition to this new distributor until a higher level of sales is achieved. Income from the company’s joint venture in Mexico was equal to last year.

Income from continuing operations was $214.5 million in 2004 compared to $199.2 million in 2003. Diluted earnings per share from continuing operations increased $0.12, comprised of $0.18 from higher sales and operating margin and a $0.02 benefit from fewer shares outstanding and lower tax rate, offset by a $0.05 decline in other income, a $0.02 increase in interest expense and minority interest, and a $0.01 decline in income from unconsolidated operations.

Consumer Business

for the year ended November 30 (millions)	2004	2003
Net sales	$1,339.8	$1,162.3
Operating income	269.7	230.9
Operating income margin	20.1%	19.9%

In 2004, sales for the consumer business increased 15.3% compared to 2003. Higher volumes added 10.0% to sales, with 4.3% of the volume increase due to the impact, in the first half of the year, of the Zatarain’s business. Favorable foreign exchange added 4.3% and positive price and product mix added 1.0%. Sales rose 16.1% in the Americas, with 14.6% of the sales increase from higher volume, 0.8% from price and product mix, and 0.7% from foreign exchange. New products, more effective marketing and distribution gains drove an 8.1% volume increase, with the remaining 6.5% attributable to the Zatarain’s acquisition. Price increases on certain products were partially offset by the change in mix of products sold. Sales in Europe rose 14.1%, with favorable foreign exchange contributing 11.7%, the Silvo acquisition in November 2004 adding 1.3%, and price and product mix adding 1.1%. Excluding the foreign exchange and Silvo sales benefits, sales in Europe remained relatively flat. New product and distribution gains were offset by more intense competitive conditions, particularly in France. The spice and seasoning category in France was affected by private label and economy products, particularly with the expansion of discount retail chains into this market. Sales in the Asia/Pacific region increased 11.2%, with favorable foreign exchange contributing 10.4% and higher volume adding 2.7%, partially offset by a 1.9% decline due to unfavorable price and product mix. Volume was affected by an initiative in China to de-emphasize lower margin products. New private label business in Australia contributed to an unfavorable price and product mix.

Operating income for the consumer business increased 16.8% to $269.7 million, despite a $14.7 million increase in advertising expense. The operating income increase was driven by strong sales performance, cost reduction efforts and pricing actions. Operating income margin (operating income as a percentage of sales) increased from 19.9% in 2003 to 20.1% in 2004. Cost savings on supply chain initiatives more than offset increases in fuel, employee benefit, advertising costs, international reorganization costs, as well as the difficult competitive environment in Europe. Special charges in the consumer business decreased to $1.0 million in 2004 from $1.8 million in 2003. Special charges in the consumer business for 2004 consisted of additional costs associated with the finalization of the production facilities consolidation in Canada. Special charges in the consumer business for 2003 consisted of costs associated with the production facilities consolidation in Canada and the realignment of consumer sales operations in Australia.

As discussed previously, the Company sold its Jenks brokerage business in the U.K. on July 1, 2003 and accordingly, results of this business were classified as discontinued operations.

Industrial Business

for the year ended November 30 (millions)	2004	2003
Net sales	$1,186.4	$1,107.3
Operating income	113.6	108.9
Operating income margin	9.6%	9.8%

For 2004, sales from the industrial business rose 7.1% as compared to 2003. Higher volumes added 2.7%, favorable foreign exchange added 3.0% and price and product mix added 1.4%. Sales in the Americas rose 5.7% due to a 4.2% volume increase that was largely driven by sales of new products such as coating systems and sales of snack seasonings. Favorable price and product mix contributed 1.0% and foreign exchange added another 0.5%. Strength in warehouse club sales also contributed to sales growth and more than offset continued weakness in the food service distributor channel. Higher costs for certain raw materials including vanilla, cheese and soy oil were passed through in higher pricing. In Europe, sales rose 12.3% with foreign exchange contributing 12.0% of increase. A favorable price and product mix increase of 4.2% offset a 3.9% volume decline. A shift in emphasis from lower to higher margin products resulted in reduced sales of certain lower margin products. In the Asia/Pacific region, sales increased 8.8%, with 5.5% of increase from foreign exchange and 4.3% from higher volume, partially offset by a 1.0% unfavorable price and product mix. The volume increase related to higher sales to quick service restaurants and of snack seasonings.

Operating income for the industrial business rose 4.3% to $113.6 million, despite a $6.1 million increase in research and development costs. Operating income margin was 9.6% in 2004 down from 9.8% in 2003. Increases in operating margin due to emphasis on more value-added, higher margin products and cost reduction efforts were more than offset by certain cost increases. In the fourth quarter of 2004, a $6.2 million adjustment, which arose in prior quarters, was recorded after the Company identified and corrected the operational accounting at an industrial plant in Scotland. Higher fuel, employee benefit costs and special charges as well as international reorganization costs also contributed to the decline. Special charges in the industrial business increased to $3.0 million in 2004 from $2.3 million in 2003. Special charges in the industrial business for 2004 consisted of additional costs associated with the consolidation of production facilities in Canada and additional costs related to the consolidation of manufacturing facilities in the U.K. Special charges in the industrial business for 2003 consisted of costs associated with the consolidation of production facilities in Canada and severance and other costs related to the consolidation of industrial manufacturing in the U.K.

Results of Operations — 2003 compared to 2002

for the year ended November 30 (millions except per share data)	2003	2002
Net sales	$2,269.6	$2,044.9
Gross profit	898.6	799.5
Gross profit margin	39.6%	39.1%

Selling, general and administrative expense	597.6	529.6
Percentage of sales	26.3%	25.9%

Operating income	295.5	262.4
Operating income margin	13.0%	12.8%

Earnings per share from continuing operations — diluted	1.40	1.22

In June of 2003, the Company acquired Zatarain’s, the leading U.S. brand of authentic New Orleans-style food. In January of 2003, Uniqsauces was acquired, which expanded condiment flavors and packaging formats for the Company.

During the third quarter of 2003, the Company sold its packaging business and the U.K. brokerage operation. As a result, prior period sales and related expenses for these discontinued operations have been reclassified and reported as “Net income from discontinued operations” in the consolidated statement of income. The consolidated balance sheet and consolidated statement of cash flows were also reclassified to present separately the assets, liabilities and cash flows of the discontinued operations.

For the year ended November 30, 2003, McCormick reported sales from continuing operations of $2.3 billion, an increase of 11.0% above 2002. Sales benefited from the acquisition of the Zatarain’s and Uniqsauces businesses, which accounted for 4.4% of the increase. Favorable foreign exchange rates added another 4.2%, and higher sales, particularly in the U.S. consumer business, contributed an additional 2.4% to sales.

Gross profit margin increased to 39.6% in 2003 from 39.1% in 2002. Gross profit margin was favorably impacted by global procurement efficiencies, cost reduction initiatives and a mix of more consumer sales, which generally have a higher gross profit margin, compared to industrial sales. Increases in commodity costs such as vanilla were offset by price increases, and higher margins from the Zatarain’s business were offset by a lower gross profit margin from Uniqsauces.

Selling, general and administrative expenses were higher in 2003 than 2002 on both a dollar basis and as a percentage of net sales. These increases were primarily due to increased distribution expenses, decreased royalty income, increased employee benefit costs and higher advertising and promotional expenses. The increase in distribution expenses was primarily due to the addition of higher distribution costs associated with the Zatarain’s business, higher fuel costs and higher costs necessary to service customers during the consolidation of facilities in Canada. The decrease in royalty income is due to lower sales in the McCormick de Mexico joint venture. The increase in employee benefit costs was mainly the result of higher pension costs in 2003 compared to 2002. In the consumer business, advertising and promotional expenses increased in support of the launch of several new products.

Pension expense was $22.1 million and $13.0 million for the years ended November 30, 2003 and 2002, respectively. In connection with the valuation performed at the end of 2003, the discount rate was reduced from 7.0% to 6.0% and the expected long-term rate of return on assets was reduced from 9.0% to 8.5%. These changes were reflective of poor market returns in recent years and a continued low interest rate environment. The changes in assumptions along with investment returns below the assumed rate resulted in the increased pension expense in 2003 and will continue to impact expense going forward.

Interest expense from continuing operations decreased in 2003 versus 2002 due to favorable interest rates.

Other income increased to $13.1 million in 2003 compared to $0.7 million in 2002. In the second quarter of 2003, the Company received $5.4 million of interest income on the Ducros purchase price refund. Also, in the fourth quarter of 2003, the Company recorded a one-time gain of $5.2 million from the sale of an interest in nonstrategic royalty agreements. The Company entered into these agreements in 1995 and since then had benefited modestly from tax credits and royalty income.

The effective tax rate for 2003 was 30.9%, down from 31.0% in 2002.

Income from unconsolidated operations decreased 26.8% in 2003 when compared to 2002. This decline is mainly attributable to lower income from the McCormick de Mexico joint venture during the first half of 2003 and to a lesser extent, the Signature Brands joint venture in the fourth quarter of 2003. The McCormick de Mexico business, which markets the leading brand of mayonnaise in Mexico, experienced profit pressure from aggressive competition, higher raw material costs and a weak peso versus the prior year. The Signature Brands business, a cake decorating business in the U.S., was impacted in part by the timing of customers’ purchases of holiday products. Income from continuing operations was $199.2 million in 2003 compared to $173.8 million in 2002. Diluted earnings per share from continuing operations increased $0.18, comprised of $0.12 from higher sales and operating margin, $0.04 from acquisitions and $0.06 from other income, offset by a $0.04 decline in income from unconsolidated operations.

Income from discontinued operations was $4.7 million in 2003 compared to $6.0 million in 2002. Income from discontinued operations for 2003 included 7 months of the operating results of Jenks and 8 1/2 months of the operating results of Packaging. Also included in discontinued operations in 2003 was a net gain on the sale of discontinued operations of $9.0 million. This consisted of the gain on the sale of Packaging of $11.6 million partially offset by the loss on the sale of Jenks of $2.6 million. All amounts included in discontinued operations were net of income taxes.

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

Consumer Business

for the year ended November 30 (millions)	2003	2002
Net sales	$1,162.3	$993.9
Operating income	230.9	191.9
Operating income margin	19.9%	19.3%

In 2003, sales from continuing operations for the consumer business increased 16.9% compared to 2002. The acquisitions of Zatarain’s and Uniqsauces contributed 6.3% of the sales increase, and the impact of foreign exchange added another 5.8%. Sales rose 15.3% in the Americas, with Zatarain’s contributing 7.1% of sales increase and foreign exchange contributing 0.9% of increase. The remaining 7.3% of sales increase was due primarily to higher volumes in the U.S. and Canada. In 2003, the Company achieved new distribution in the dollar store channel and with a major grocery retailer in the U.S. Sales in Europe rose 21.7%, with foreign exchange contributing 16.9% of increase, and the remaining increase due to the acquisition of Uniqsauces. Sales in the Asia/Pacific region increased 12.3%, with foreign exchange contributing 11.7% of the increase. Sales in this region were adversely affected by competitive conditions in Australia and an initiative to discontinue certain lower margin products in China.

Operating income from continuing operations for the consumer business reached $230.9 million, an increase of 20.3%. Operating income margin (operating income as a percentage of sales) went up from 19.3% in 2002 to 19.9% in 2003. Pricing actions and cost savings on supply chain initiatives more than offset higher expenses of pension, promotion and advertising, distribution and certain commodities. Special charges in the consumer business decreased to $1.8 million in 2003 from $2.7 million in 2002. Special charges in the consumer business for 2003 consisted of additional costs associated with the consolidation of production facilities in Canada and the realignment of consumer sales operations in Australia. Special charges in the consumer business for 2002 primarily consisted of severance, lease exit and relocation costs related to the workforce reduction and realignment of consumer sales operations in the U.S.

The Company sold its Jenks brokerage business in the U.K. on July 1, 2003 and accordingly, results of this business were reclassified from the consumer segment to discontinued operations.

Industrial Business

for the year ended November 30 (millions)	2003	2002
Net sales	$1,107.3	$1,051.0
Operating income	108.9	107.3
Operating income margin	9.8%	10.2%

For the fiscal year 2003, sales from the industrial business rose 5.4% as compared to 2002. The acquisition of Uniqsauces contributed 2.7% of sales increase and foreign exchange added another 2.6%. Sales rose 0.4% in the Americas, with foreign exchange contributing 0.5% of the increase. In the Americas, the restaurant industry was affected by a slowdown in consumer traffic in 2003. While this adversely affected the Company’s sales to food service distributors, direct sales to restaurant chains had strong growth resulting from successful new products and customer promotions of existing products. Sales to food processors were largely affected by lower pricing in response to a decrease in raw material costs, particularly for snack food seasonings. In Europe, sales rose 27.9% with Uniqsauces contributing 17.7% of increase and foreign exchange contributing 12.0% of increase. The remaining decrease of 0.5% was due to lower demand for seasoning products, which more than offset strong condiment sales. In the Asia/Pacific region, sales increased 11.9%, with 5.9% of increase from foreign exchange and 6.0% from higher volume.

Operating income from continuing operations for the industrial business rose 1.5% to $108.9 million. Operating income margin was 9.8% in 2003 compared to 10.2% in 2002. The operating income increase was generally in line with the sales increase, excluding the Uniqsauces acquisition. This acquisition was strategically made for its condiment production facility and certain of its customer relationships. In the industrial segment, commodity cost increases and decreases are generally offset by pricing actions. However, in 2003 vanilla had a negative effect on operating income due to significant volatility in this commodity. The savings on supply chain initiatives were offset by cost increases in pension and other benefit costs. Special charges in the industrial business increased to $2.3 million in 2003 from $1.8 million in 2002. Special charges in the industrial business for 2003 consisted of additional costs associated with the consolidation of production facilities in Canada and severance and other costs related to the consolidation of industrial manufacturing in the U.K. Special charges in the industrial business for 2002 primarily consisted of further severance and other costs related to the workforce reduction initiated in 2001 and further costs related to the closure of a U.S. distribution center.

Financial Condition

Strong cash flows from operations enabled the Company to fund operating projects and investments that are designed to meet the Company’s growth objectives, to make strategic acquisitions and to repurchase stock.

In the consolidated statement of cash flows, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the consolidated statement of cash flows do not agree with changes in the operating assets and liabilities that are presented in the consolidated balance sheet. In addition, the net cash flows from operating, investing and financing activities are presented excluding the effects of discontinued operations.

In the consolidated statement of cash flows, net cash provided by continuing operating activities was $349.5 million in 2004 compared to $201.8 million in 2003 and $208.6 million in 2002. The significant increase in operating cash flow in 2004 is primarily the result of a reduction in inventory in 2004 as compared to 2003 when inventory increased, an increase in other liabilities in 2004 compared to a decrease in 2003 and the benefit of higher net income from continuing operations. These favorable cash flows were partially offset by increases in accounts receivable which are in line with increases in sales. The higher inventory in 2003 was due to the Company’s strategic decision to purchase vanilla beans in order to ensure an ongoing supply and manage the cost for this raw material. The Company decreased its vanilla bean inventory by $28 million in 2004 in anticipation of lower cost beans in 2005. The increase in other assets and liabilities in 2004 compared to a decrease in 2003 was due to the timing of liability payments and a higher tax benefit on the exercise of stock options in 2004 compared to 2003. The Company generally receives a tax deduction on the exercise of stock options. These deductions increased in 2004, due to the increase in both stock price and the exercise of stock options. When 2003 is compared with 2002, the major use of funds was the increase in inventory due to the purchase of vanilla beans. The timing of liability payments contributed to the decrease in other liabilities in 2003.

Net cash used in continuing investing activities was $141.5 million in 2004 versus $100.7 million in 2003 and $95.3 million in 2002. Net capital expenditures (capital expenditures less proceeds from the sale of fixed assets) were $67.0 million in 2004, $81.7 million in 2003 and $93.9 million in 2002. The decrease over the three year period is mainly due to lower B2K spending as 2002 was the peak year of software development expenditures. Net capital expenditures in 2005 are expected to be higher than in 2004 as the Company prepares for the B2K launch in Europe. Cash paid to acquire Silvo during 2004 was $74.5 million. Cash paid for the acquisitions of the Zatarain’s and Uniqsauces businesses during 2003 was $202.9 million. Cash received from the sale of the Packaging and Jenks businesses during 2003 was $133.9 million. The Company also received $55.4 million during 2003 from the Ducros purchase price adjustment, of which, $5.4 million represented interest and was included in net cash flows from continuing operating activities.

Net cash used in continuing financing activities was $178.4 million in 2004, $137.7 million in 2003 and $114.9 million in 2002. The Company’s total borrowings increased $19.3 million in 2004, compared to an increase of $16.4 million in 2003 and a decrease of $74.4 million in 2002. In the second quarter of 2004, the Company issued a total of $50 million in medium-term notes under its existing $375 million shelf registration. The $50 million of medium-term notes mature on April 15, 2009 and pay interest semiannually at a rate of 3.35%. The proceeds of this issuance were used to pay down short-term debt. In 2004, the Company purchased 5.1 million shares of common stock for $173.8 million under its share repurchase programs versus 4.5 million shares of common stock for $119.5 million in 2003. In the second quarter of 2004, the Company completed its $250 million share repurchase authorization and began to buy against its $300 million authorization approved by the Board of Directors in September 2003. As of November 30, 2004, $147.7 million remained under the $300 million share repurchase program. Without significant acquisition activity, the Company expects this program to extend into 2006. The common stock issued in 2004, 2003 and 2002 relates to the Company’s stock compensation plans.

Dividend payments increased to $76.9 million in 2004, up 20.0% compared to $64.1 million in 2003. Dividends paid in 2004 totaled $0.56 per share, up from $0.46 per share in 2003. In November 2004, the Board of Directors approved a 14.3% increase in the quarterly dividend from $0.14 to $0.16 per share. Over the last 5 years, dividends per share have risen at a compounded annual rate of 9.9%.

The Company’s pension plans had a shortfall of plan assets over accumulated benefit obligations at their 2004 and 2003 measurement dates of $162.8 million and $166.6 million, respectively. These shortfalls were due to the continued low interest rate environment and lower than assumed asset returns in 2001 and 2002. However, the shortfall decreased in 2004. As a result, the Company recorded a reduction in the minimum pension liability through a credit of $7.2 million ($4.4 million net of tax) to other comprehensive income in 2004. This compares to an increase in minimum pension liability recorded through a charge of $20.6 million ($14.4 million net of tax) to other comprehensive income in 2003. Cash payments to pension plans were $30.6 million in 2004, $27.2 million in 2003 and $25.2 million in 2002. The Company plans to make 2005 pension plan contributions similar to those made in 2004. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. The Company bases its investment of plan assets, in part, on the duration of each plan’s liabilities. Across all plans, 68% of assets are invested in equities and 32% in fixed income investments.

The Company’s ratio of debt-to-total-capital (total capital includes debt, minority interest and shareholders’ equity) was 40.9% as of November 30, 2004, a decrease from 44.4% at November 30, 2003 and below the Company’s target range of 45-55%. The decrease was primarily the result of an increase in shareholders’ equity. Foreign currency had the effect of increasing shareholders’ equity and accordingly, decreased the ratio of debt-to-total-capital by 2.6% in 2004. In June 2004, S&P raised the Company’s short-term corporate credit and commercial paper ratings to”A-1” from “A-2” and long-term corporate credit and senior unsecured debt ratings to”A” from “A-”. During the year, the level of the Company’s short-term debt varies. However, it is usually lower at the end of the year. The average short-term borrowings outstanding for the year ended November 30, 2004 and 2003 were $295.2 million and $287.6 million, respectively.

The reported values of the Company’s assets and liabilities held in its non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. During the year ended November 30, 2004, the exchange rates for the Euro,

British pound sterling, Canadian dollar and Australian dollar were substantially higher versus the U.S. dollar than in 2003. Exchange rate fluctuations resulted in an increase in accounts receivable of $21 million, inventory of $14 million, goodwill of $51 million and other comprehensive income of approximately $93 million since November 30, 2003.

The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2004 was $466.1 million. Management believes that internally generated funds and the Company’s existing sources of liquidity under its credit facilities are sufficient to meet current liquidity needs and longer-term financing requirements. If the Company were to undertake an acquisition that requires funds in excess of its existing sources of liquidity, it would look to sources of funding from additional credit facilities or equity issuances.

Acquisitions

On November 1, 2004, the Company purchased C.M. van Sillevoldt B.V. (Silvo), the market leader in the Dutch spices and herbs consumer market, for €58 million in cash (equivalent to $74.5 million) funded with cash from operations and current credit facilities. Silvo sells spices, herbs and seasonings under the Silvo brand in the Netherlands and the India brand as well as private label store brands in Belgium. The brand has a strong heritage and high recognition among consumers in the Netherlands. The acquisition is consistent with the Company’s strategy to acquire established brands to complement the Company’s leadership position in the development and marketing of flavors for food. The business is achieving growth through innovative products and packaging with a focus on convenience, quality, and ethnic flavors. The acquisition was accounted for under the purchase method, and the results of operations have been included in the Company’s consolidated results from the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible net assets purchased was $59.4 million and is classified as goodwill in the consumer segment. The allocation of the purchase price is based on preliminary estimates, subject to revision, after asset values have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities. The Company does not anticipate significant amounts to be allocated to amortizable intangible assets and, therefore, the amount of intangible asset amortization is not expected to be material to the results of operations in future periods.

In the second quarter of 2004, the Company completed the purchase price allocation for the Zatarain’s acquisition. The excess of the purchase price over the estimated fair value of the net assets purchased was $176.2 million, which includes $3.4 million of fees directly related to the acquisition. An analysis of the various types of intangible assets resulted in a determination that the excess purchase price should be classified as the value of the acquired brand name and goodwill. No other intangible assets were identified as a result of this analysis. The Company has concluded that a substantial portion of the value of the excess purchase price resides in consumer trust and recognition of the Zatarain’s brand name as authentic New Orleans-style cuisine. As a result, the Company has assigned $106.4 million of the excess purchase price to this unamortizable brand based on an analysis of the premium value that is derived from consumer loyalty and trust in the brands’ quality. Zatarain’s brand name has been used since 1889, and the Company intends to use and support the brand name indefinitely. The Company will review this intangible asset for impairment annually using the discounted cash flow method. The remaining $69.8 million of intangible assets were allocated to goodwill in the consumer segment.

Beyond 2000

Late in 1999, the Company initiated the B2K program as a global program of business process improvement. B2K is designed to re-engineer transactional processes, strengthen the product development process, extend collaborative processes with trading partners, optimize the supply chain and generally enhance the Company’s capabilities to increase sales and profit. An integral part of B2K is the design and implementation of an enterprise wide state-of-the-art technology and information system platform.

In 2002, the Company implemented the initial phase of its B2K program and began using the new state-of-the-art technology and processes in a significant portion of U.S. operations, including its largest consumer operating unit. The rollout of B2K to the U.S. industrial operations was completed in 2004. The Company plans to rollout B2K to its international operations by 2006. The Company will continue to integrate and optimize all of its businesses through broader access to information and increased collaboration with its trading partners. Through B2K, employee time devoted to transaction execution will be reduced and more time will be devoted to the growth and effectiveness of the business.

Overall levels of capital spending and expense have increased from historical levels to support the B2K effort. To date, $120 million of costs associated with B2K have been capitalized and $33 million has been expensed.

Additional capital spending of approximately $25 million and an additional expense of approximately $15 million is anticipated under this program. Capital costs under the B2K program are for computer hardware, software and software development and are reflected in property, plant and equipment in the consolidated balance sheet. Costs expensed under the B2K program include costs of business re-engineering, data conversion and training and are reflected in both cost of sales and selling, general and administrative expense in the consolidated statement of income.

Special Charges

In 2001, McCormick adopted a plan to further streamline its operations. This plan, adopted during the fourth quarter of 2001, included the consolidation of several distribution and manufacturing locations, the reduction of administrative and manufacturing positions, and the reorganization of several joint ventures. The estimated cost of the total plan is approximately $32.6 million ($25.6 million after-tax). Total cash expenditures in connection with these costs approximates $16.7 million, which is funded through internally generated funds. The remaining $15.9 million of costs associated with the plan consist of write-offs of assets. The total cost of the plan includes $1.8 million of special charges related to Packaging and Jenks that have been classified as income from discontinued operations in the consolidated statement of income. Annualized cash savings from the plan are expected to be approximately $8.0 million ($5.3 million after-tax), most of which have been realized to date. Savings under the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.

In 2001, the Company recorded $11.2 million ($7.4 million after-tax) of charges from continuing operations associated with the 2001 restructuring plan. Of this amount, $10.3 million was classified as special charges and $0.9 million as cost of goods sold in the consolidated statement of income. These charges related to the consolidation of manufacturing in Canada, a distribution center consolidation in the U.S., a product line elimination and a realignment of the Company’s sales operations in the U.K., and a workforce reduction which encompasses plans in all segments and across all geographic areas.

During the year ended November 30, 2002, the Company recorded $7.5 million ($5.5 million after-tax) of special charges associated with the 2001 restructuring plan, which could not be accrued at the time of the original announcement in 2001. These charges included the write-off of an investment in an industry purchasing consortium, further costs of lease exit and relocation costs related to the workforce reduction and realignment of consumer sales operations in the U.S. and further severance and other costs related to the previously discussed workforce reduction. Also included in the 2002 charges were further costs related to the closure of a U.S. distribution center and further costs of the consolidation of manufacturing in Canada which included the disposition of a manufacturing facility. During 2002, total cash expenditures in connection with the plan were $6.3 million. The major components of the 2002 special charges include charges for employee termination benefits of $3.3 million, asset write-downs of $3.3 million, and other related exit costs of $0.9 million.

During the year ended November 30, 2003, the Company recorded special charges related to continuing operations of $5.5 million ($3.6 million after-tax). The costs recorded in 2003 included additional costs associated with the consolidation of production facilities in Canada, net of a gain on the sale of a manufacturing facility, severance and other costs related to the consolidation of industrial manufacturing in the U.K. and the realignment of the Company’s consumer sales operations in Australia. During 2003, total cash expenditures in connection with the plan were $4.7 million. The major components of the 2003 special charges include charges for employee termination benefits of $4.7 million, gain on the sale of assets of $(0.6) million, and other related exit costs of $1.4 million.

During the year ended November 30, 2004, the Company recorded special charges related to continuing operations of $6.2 million ($4.3 million after-tax). The costs recorded in 2004 primarily include costs related to the consolidation of industrial manufacturing facilities in the U.K. and Canada, the reorganization of a consumer joint venture and additional severance costs for position eliminations. During 2004, total cash expenditures in connection with the plan were $4.7 million. Also included in special charges/(credits) is a net gain of $8.7 million ($5.5 million after-tax) related to funds received from a class action lawsuit that was settled in the Company’s favor in the second quarter of 2004. This matter dated back to 1999 when a number of class action lawsuits were filed against manufacturers and sellers of various flavor enhancers for their violation of antitrust laws. The Company, as a purchaser of such products, participated as a member of the plaintiff class. In the second quarter of 2004, the Company received $11.1 million as a settlement of this claim and as a result of the settlement, was required to settle claims against the Company for a portion of this gross amount. The net gain recorded was $8.7 million. This amount was recorded as a special credit and was not allocated to the business segments.

Costs yet to be incurred from the 2001 restructuring plan include the possible reorganization of a joint venture and completion of the reorganization of certain industrial manufacturing facilities in the U.K. These actions are expected to be completed in 2005. The total 2001 restructuring plan includes severance charges for 392 position reductions. As of November 30, 2004, 389 of the 392 planned position reductions had taken place.

Refer to note 4 of the notes to consolidated financial statements for further information.

Discontinued Operations

On August 12, 2003, the Company completed the sale of substantially all the operating assets of its packaging segment (Packaging) to the Kerr Group, Inc. Packaging manufactured certain products used for packaging the Company’s spices and seasonings as well as packaging products used by manufacturers in the vitamin, drug and personal care industries. Under the terms of the sale agreement, Packaging was sold for $132.5 million in cash and possible additional future payments over five years contingent on the buyer meeting certain performance objectives. At the end of the first year of such possible contingent payment periods, no additional payment was due from the buyer for that year. The proceeds were used to pay off a substantial portion of the commercial paper borrowing related to the Zatarain’s acquisition in 2003.The final purchase price is also subject to other contingencies related to the performance of certain customer contracts which could result in a decrease in the sale price. The Company recorded a net gain on the sale of Packaging of $11.6 million (net of income taxes of $7.9 million) in the third quarter of 2003. Included in this gain was a net pension and postretirement curtailment gain of $3.3 million and the write-off of goodwill of $0.7 million. The contingent consideration, if any, associated with the sale of Packaging will be recognized in the future as an adjustment to the gain based on the performance criteria established. The Company also entered into a multi-year, market priced agreement with the acquirer to purchase certain packaging products.

On July 1, 2003 the Company sold the assets of Jenks Sales Brokers (Jenks), a division of the Company’s wholly-owned U.K. subsidiary, to Jenks’ senior management for $5.8 million in cash. Jenks provided sales and distribution services for other consumer product companies and was previously reported as a part of the Company’s consumer segment. The Company recorded a net loss on the sale of Jenks of $2.6 million (net of an income tax benefit of $0.6 million) in the third quarter of 2003. Included in this loss is a write-off of goodwill of $0.4 million.

The operating results of Packaging and Jenks were classified as “Income from discontinued operations, net” in the consolidated statement of income. Jenks was previously included in the Company’s consumer segment, and Packaging was previously reported as a separate segment. Certain fixed overhead charges previously allocated to Packaging have been reallocated to the other business segments. The cash flows of Packaging and Jenks were reported as “Net cash (used in)/provided by discontinued operations” in the consolidated statement of cash flows.

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

Foreign Exchange Risk — The Company is exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the U.S. dollar versus functional currencies of the Company’s major markets (Euro, British pound sterling, Australian dollar, Canadian dollar, Mexican peso, Japanese yen, and Chinese renminbi). The Company enters into foreign currency exchange contracts to facilitate managing foreign currency risk.

The following table summarizes the foreign currency exchange contracts held at November 30, 2004. All contracts are valued in U.S. dollars using year-end 2004 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions, all with a maturity period of less than one year.

Foreign Currency Exchange Contracts

	Currency		Average contractual
Currency sold	received	Notional value	exchange rate	Fair value
		(millions)	(USD/fc)	(millions)
Euro	USD	$10.9	1.23	$(.8)
British pound sterling	USD	7.8	1.80	(.4)
Canadian dollar	USD	29.9	.78	(2.5)

The Company has a number of smaller contracts with an aggregate notional value of $2.5 million to purchase or sell various other currencies, such as the Australian dollar, Japanese yen, and South African rand as of November 30, 2004. The aggregate fair value of these contracts was $(0.2) million at November 30, 2004.

At November 30, 2003, the Company had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar, Japanese yen and South African rand with a notional value of $58.9 million, all of which matured in 2004. The fair value of these contracts was $(1.7) million at November 30, 2003.

Contracts with durations which are less than 5 days and used for short-term cash flow funding within the Company are not included in the notes or table above.

During 2004, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on the Company’s net investments in France, the U.K., Canada, and Australia. The Company did not hedge its net investments in subsidiaries and unconsolidated affiliates in 2004, 2003, or 2002.

Interest Rate Risk — The Company’s policy is to manage interest rate risk by entering into both fixed and variable rate debt. The Company also uses interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of its fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps, by fiscal year of maturity at November 30, 2004 and 2003. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

Year of Maturity at November 30, 2004

(millions)	2005	2006	2007	2008	Thereafter	Total	Fair value
Debt
Fixed rate	$32.5	$196.1	$.3	$149.9	$104.4	$483.2	$523.5
Average interest rate	5.95%	7.33%	—	7.69%	4.2%

Variable rate	$140.7	—	—	—	$14.3	$155.0	$155.0
Average interest rate	2.13%				2.43%

Year of Maturity at November 30, 2003

(millions)	2004	2005	2006	2007	Thereafter	Total	Fair value
Debt
Fixed rate	$16.3	$32.3	$196.4	$.3	$205.4	$450.7	$508.5
Average interest rate	7.00%	7.10%	7.42%	—	7.53%

Variable rate	$154.7	$14.2	—	—	—	$168.9	$168.9
Average interest rate	1.52%	1.59%

Note: The table above displays the debt by the terms of the original debt instrument without consideration of interest rate swaps. These swaps have the following effects. The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments on the $75 million will be fixed at 6.35% during this period. Interest rate swaps, settled upon the issuance of the medium-term notes maturing in 2006 and 2008, effectively fixed the interest rate on $294 million of the notes at a weighted-average fixed rate of 7.62%. The fixed interest rate on $100 million of the 6.4% medium-term notes due in 2006 is effectively converted to a variable rate by interest rate swaps through 2006. Net interest payments on these notes are based on LIBOR plus 3.595% during this period. The fixed interest rate on $50 million of 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus .21% during this period.

Commodity Risk — The Company purchases certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other unpredictable factors. While future movements of raw material costs are uncertain, the Company responds to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. Generally, the Company does not use derivatives to manage the volatility related to this risk.

Credit Risk — The customers of the consumer business are predominantly food retailers and food wholesalers. Recently, consolidations in these industries have created larger customers, some of which are highly leveraged. This has increased the Company’s exposure to credit risk. Several customers over the past two years have filed for bankruptcy protection; however, these bankruptcies have not had a material effect on the Company’s results. The Company feels that the risks have been adequately provided for in its bad debt allowance.

Contractual Obligations and

Commercial Commitments

The following table reflects a summary of the Company’s contractual obligations and commercial commitments as of November 30, 2004:

Contractual Cash Obligations Due by Year

		Less			More
		than 1	1-3	3-5	than 5
(millions)	Total	year	years	years	years
Notes payable	$140.2	$140.2	—	—	—
Long-term debt	498.0	33.0	$196.4	$198.9	$69.7
Operating leases	58.8	13.9	19.2	11.1	14.6
Interest payments	166.2	35.4	42.8	19.0	69.0
Raw material purchase obligations (a)	91.6	91.6	—	—	—
Other purchase obligations (b)	7.4	7.4	—	—	—
Total contractual cash obligations	$962.2	$321.5	$258.4	$229.0	$153.3

(a) Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to the Company’s response to varying raw material cycles.

(b) Other purchase obligations primarily consist of advertising media commitments.

Note: In 2005, the Company’s pension and postretirement funding is expected to be approximately $43 million. Pension and postretirement funding can vary significantly each year due to changes in legislation and the Company’s significant assumptions. As a result, the Company has not presented pension and postretirement funding in the table above.

Commercial Commitments Expiration by Year

		Less			More
		than 1	1-3	3-5	than 5
(millions)	Total	year	years	years	years
Guarantees	$6.6	$2.2	$4.2	$.2	—
Standby and trade letters of credit	12.3	12.3	—	—	—
Lines of credit	466.1	241.1	225.0	—	—
Total commercial commitments	$485.0	$255.6	$229.2	$.2	—

Note: In January 2005, the Company entered into a new five-year, $400 million credit facility, which expires in January 2010. This facility replaces the line of credit of $350 million existing at year end of which $125 million would have expired in June 2005 and $225 million would have expired in June 2006.

Off-Balance Sheet Arrangements

The Company had no off-balance sheet arrangements as of November 30, 2004. In 2003, the Company consolidated the lessor of a leased distribution center and, as a result, the entity is reflected in the consolidated balance sheet.

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued and subsequently revised Interpretation No. 46, “Consolidation of Variable Interest Entities.” The Company adopted Interpretation No. 46 as it relates to special purpose entities in the fourth quarter of 2003. The Company consolidated the lessor of a leased distribution center used by the Company and recorded a cumulative effect of an accounting change of $2.1 million (net of income tax benefit of $1.2 million). Consolidation of this entity increased assets by $11.2 million, long-term debt by $14.0 million and minority interest by $0.5 million. The effect of consolidation of this entity in prior years would have reduced net income in 2002 by $0.3 million. In the third quarter of 2004, the Company adopted the remaining provisions of Interpretation No. 46 and there was no material effect upon adoption of this statement.

In May 2004, the FASB issued Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” which provides guidance on the accounting for the effects of the Act. FASB Staff Position 106-2 is effective for the first interim or annual period beginning after June 15, 2004. The Company adopted FASB Staff Position 106-2 in the third quarter of 2004. See Note 10 for impact of adoption.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment to ARB No. 43, Chapter 4, “Inventory Pricing.” SFAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect upon adoption of this statement.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and superseding APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires the Company to expense grants made under the stock option and employee stock purchase plan programs. That cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. Upon adoption of SFAS No. 123R, amounts previously disclosed under SFAS No.123 will be recorded in the consolidated income statement. The Company is evaluating the alternatives allowed under the standard, which the Company is required to adopt beginning in the fourth quarter of 2005.

Critical Accounting Estimates and Assumptions

In preparing the financial statements in accordance with United States generally accepted accounting principles (GAAP), management is required to make estimates and assumptions that have an impact on the assets, liabilities, revenue, and expense amounts reported. These estimates can also affect supplemental information disclosed by the Company, including information about contingencies, risk, and financial condition. The Company believes, given current facts and circumstances, its estimates and assumptions are reasonable, adhere to GAAP, and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the financial statements, the Company makes routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets, and prepaid allowances. Management believes the Company’s most critical accounting estimates and assumptions are in the following areas:

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

Goodwill and Brand Name Asset Valuation

The Company reviews the carrying value of goodwill and brand name assets annually utilizing discounted cash flow models. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the reporting unit’s brand name assets’ fair value and result in an impairment charge. The Company cannot predict the occurrence of events that might adversely affect the reported value of goodwill and brand name assets that totaled $819.3 million at November 30, 2004. However, the current fair values of the Company’s reporting units and brand name are significantly in excess of carrying values, and accordingly management believes that only significant changes in the cash flow assumptions would result in impairment.

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

Pension and Postretirement Benefits

Pension and other postretirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates, and health care cost trend rates. The actuarial assumptions used in the Company’s pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for the Company’s future pension and postretirement benefit obligations. While the Company believes that the assumptions used are appropriate, differences between assumed and actual experience may affect the Company’s operating results. A 1% change in the actuarial assumption for discount rate would impact pension and postretirement benefit expense by approximately $12 million. A 1% change in the expected return on plan assets would impact pension expense by approximately $4 million. In addition, see the preceding sections of the MD&A and notes 9 and 10 of notes to consolidated financial statements for a discussion of these assumptions and the effects on the financial statements.

Forward-Looking Information

Certain information contained in this report includes “forward-looking statements” within the meaning of section 21(E) of the Securities Exchange Act. The Company intends the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in this section. All statements regarding the Company’s expected financial plans, future capital requirements, forecasted, demographic and economic trends relating to its industry, ability to complete internal restructuring programs and to realize anticipated cost savings from such programs, ability to complete acquisitions, to realize anticipated cost savings and other benefits from acquisitions, to recover acquisition-related costs, and similar matters are forward-looking statements. In some cases, these statements can be identified by the Company’s use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential,” or “intend.” The forward-looking information is based on various factors and was derived using numerous assumptions. However, these statements only reflect the Company’s predictions. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause the Company’s actual results to differ materially from the statements. Important factors that could cause the Company’s actual results to be materially different from its expectations include actions of competitors, customer relationships, market acceptance of new products, actual amounts and timing of special charge items, removal and disposal costs, final negotiations of third-party contracts, the impact of stock market conditions on its share repurchase program, fluctuations in the cost and availability of supply chain resources, global economic conditions, including interest and currency rate fluctuations, and inflation rates. The Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

report of management

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on management’s estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

We are also responsible for establishing and maintaining adequate internal controls over financial reporting. We maintain a system of internal controls that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal controls over financial reporting and is embodied in our Business Ethics Policy. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal controls over financial reporting are supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal controls over financial reporting and accounting and financial reporting matters. The independent auditors and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of November 30, 2004.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included herein.

Robert J. Lawless Chairman, President & Chief Executive Officer

Francis A. Contino Executive Vice President, Strategic Planning & Chief Financial Officer

Kenneth A. Kelly, Jr. Vice President & Controller, Chief Accounting Officer

report of independent registered
public accounting firm

internal control over financial reporting

The Board of Directors and Shareholders of

McCormick & Company, Incorporated

We have audited management’s assessment, included in the accompanying Report of Management, that McCormick & Company, Incorporated and subsidiaries maintained effective internal control over financial reporting as of November 30, 2004, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that McCormick & Company, Incorporated and subsidiaries maintained effective internal control over financial reporting as of November 30, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also in our opinion, McCormick & Company, Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2004 and 2003 and the related statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended November 30, 2004, and our report dated January 25, 2005 expresses an unqualified opinion on these statements.

Baltimore, Maryland

January 25, 2005

report of independent registered

public accounting firm

consolidated financial statements

The Board of Directors and Shareholders of

McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2004 and 2003, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2004, in conformity with United States generally accepted accounting principles.

As discussed in note 1 of the notes to consolidated financial statements, the Company changed the manner in which it accounts for a variable interest entity upon adoption of certain provisions of Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) on September 1, 2003. The Company adopted the remaining provisions of FIN 46 effective May 31, 2004.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of McCormick & Company and subsidiaries’ internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 25, 2005 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 25, 2005

consolidated statement of income

for the year ended November 30 (millions except per share data)	2004	2003	2002
Net sales	$2,526.2	$2,269.6	$2,044.9
Cost of goods sold	1,518.3	1,371.0	1,245.4
Gross profit	1,007.9	898.6	799.5
Selling, general and administrative expense	677.7	597.6	529.6
Special charges (credits)	(2.5)	5.5	7.5
Operating income	332.7	295.5	262.4
Interest expense	41.0	38.6	39.2
Other income, net	2.1	13.1	.7
Income from consolidated operations before income taxes	293.8	270.0	223.9
Income taxes	89.0	83.4	69.4
Net income from consolidated operations	204.8	186.6	154.5
Income from unconsolidated operations	14.6	16.4	22.4
Minority interest	4.9	3.8	3.1
Net income from continuing operations	214.5	199.2	173.8
Discontinued operations, net of tax:
Net income	—	4.7	6.0
Gain on sale	—	9.0	—
Net income before cumulative effect of accounting change	214.5	212.9	179.8
Cumulative effect of accounting change, net of tax	—	(2.1)	—
Net income	$214.5	$210.8	$179.8
Earnings per share — basic:
Net income from continuing operations	$1.57	$1.43	$1.25
Net income from discontinued operations	—	.03	.04
Gain on sale of discontinued operations	—	.06	—
Cumulative effect of accounting change	—	(.02)	—
Net income	1.57	1.51	1.29
Earnings per share — diluted:
Net income from continuing operations	$1.52	$1.40	$1.22
Net income from discontinued operations	—	.03	.04
Gain on sale of discontinued operations	—	.06	—
Cumulative effect of accounting change	—	(.01)	—
Net income	1.52	1.48	1.26

See Notes to Consolidated Financial Statements, pages 41-55.

consolidated balance sheet

at November 30 (millions)	2004	2003
Current assets
Cash and cash equivalents	$70.3	$25.1
Receivables, less allowances of $6.7 for 2004 and $6.3 for 2003	407.6	344.7
Inventories	350.2	362.8
Prepaid expenses and other current assets	35.9	26.8
Total current assets	864.0	759.4
Property, plant and equipment, net	486.6	458.3
Goodwill, net	712.9	708.7
Intangible assets, net	115.2	8.2
Prepaid allowances	56.8	83.8
Investments and other assets	134.1	127.1
Total assets	$2,369.6	$2,145.5

Current liabilities
Short-term borrowings	$140.2	$154.3
Current portion of long-term debt	33.0	16.7
Trade accounts payable	195.1	178.8
Other accrued liabilities	404.4	360.2
Total current liabilities	772.7	710.0
Long-term debt	465.0	448.6
Other long-term liabilities	211.2	209.5
Total liabilities	1,448.9	1,368.1

Minority interest	31.0	22.2

Shareholders’ equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2004 — 14.6 shares, 2003 — 15.3 shares	130.0	91.1
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2004 — 120.9 shares, 2003 — 121.9 shares	206.0	171.5
Retained earnings	434.1	472.6
Accumulated other comprehensive income	119.6	20.0
Total shareholders’ equity	889.7	755.2
Total liabilities and shareholders’ equity	$2,369.6	$2,145.5

See Notes to Consolidated Financial Statements, pages 41-55.

consolidated statement of cash flows

for the year ended November 30 (millions)	2004	2003	2002
Operating activities
Net income	$214.5	$210.8	$179.8
Net income from discontinued operations	—	(4.7)	(6.0)
Gain on sale of discontinued operations	—	(9.0)	—
Cumulative effect of accounting change	—	2.1	—
Net income from continuing operations	214.5	199.2	173.8
Adjustments to reconcile net income from continuing operations to net cash provided by continuing operating activities:
Depreciation and amortization	72.0	65.3	53.4
Deferred income taxes	(1.7)	15.6	21.1
Income from unconsolidated operations	(14.6)	(16.4)	(22.4)
Changes in operating assets and liabilities:
Receivables	(35.5)	9.8	(35.0)
Inventories	33.8	(50.0)	(18.7)
Prepaid allowances	27.2	13.5	2.7
Trade accounts payable	5.7	(17.1)	13.3
Other assets and liabilities	38.5	(38.7)	1.3
Dividends received from unconsolidated affiliates	9.6	20.6	19.1
Net cash provided by continuing operating activities	349.5	201.8	208.6

Investing activities
Acquisitions of businesses	(74.5)	(202.9)	(1.4)
Purchase price adjustment	—	50.0	—
Capital expenditures	(69.8)	(91.6)	(100.4)
Proceeds from sale of discontinued operations	—	133.9	—
Proceeds from sale of property, plant and equipment	2.8	9.9	6.5
Net cash used in continuing investing activities	(141.5)	(100.7)	(95.3)

Financing activities
Short-term borrowings, net	(14.3)	17.2	(73.8)
Long-term debt borrowings	50.1	—	—
Long-term debt repayments	(16.5)	(.8)	(.6)
Proceeds from exercised stock options	53.0	29.5	23.2
Common stock acquired by purchase	(173.8)	(119.5)	(5.1)
Dividends paid	(76.9)	(64.1)	(58.6)
Net cash used in continuing financing activities	(178.4)	(137.7)	(114.9)
Effect of exchange rate changes on cash and cash equivalents	15.6	19.0	9.5
Net cash (used in)/provided by discontinued operations	—	(4.6)	8.1
Increase /(decrease) in cash and cash equivalents	45.2	(22.2)	16.0
Cash and cash equivalents at beginning of year	25.1	47.3	31.3
Cash and cash equivalents at end of year	$70.3	$25.1	$47.3

See Notes to Consolidated Financial Statements, pages 41-55.

consolidated statement of shareholders’ equity

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, November 30, 2001	15.8	122.7	$202.9	$344.1	$(83.9)	$463.1
Comprehensive income:
Net income				179.8		179.8
Currency translation adjustments					56.9	56.9
Change in realized and unrealized gains on derivative financial instruments, net of tax of $1.0					(1.5)	(1.5)
Minimum pension liability adjustment, net of tax of $40.1					(69.1)	(69.1)
Net change in unrealized gain on pension assets, net of tax of $0.2					.3	.3
Comprehensive income						166.4
Dividends				(58.6)		(58.6)
Shares purchased and retired	(.3)	(.1)	(1.2)	(5.6)		(6.8)
Shares issued, including tax benefit of $3.3	1.4	.5	29.0	(.8)		28.2
Equal exchange	(1.3)	1.3				—
Balance, November 30, 2002	15.6	124.4	$230.7	$458.9	$(97.3)	$592.3
Comprehensive income:
Net income				210.8		210.8
Currency translation adjustments, net of tax of $1.1					130.7	130.7
Change in realized and unrealized gains on derivative financial instruments, net of tax of $0.5					.2	.2
Minimum pension liability adjustment, net of tax of $6.4					(14.4)	(14.4)
Net change in unrealized gain on pension assets, net of tax of $0.5					.8	.8
Comprehensive income						328.1
Dividends				(83.3)		(83.3)
Shares purchased and retired	(.1)	(4.4)	(6.8)	(113.8)		(120.6)
Shares issued, including tax benefit of $6.4	1.1	.6	37.0			37.0
Stock based compensation			1.7			1.7
Equal exchange	(1.3)	1.3				—
Balance, November 30, 2003	15.3	121.9	$262.6	$472.6	$20.0	$755.2
Comprehensive income:
Net income				214.5		214.5
Currency translation adjustments					92.9	92.9
Change in realized and unrealized gains on derivative financial instruments, net of tax of $0.8					1.5	1.5
Minimum pension liability adjustment, net of tax of $2.8					4.4	4.4
Net change in unrealized gain on pension assets, net of tax of $0.5					.8	.8
Comprehensive income						314.1
Dividends				(79.2)		(79.2)
Shares purchased and retired	(.8)	(4.7)	(13.0)	(173.8)		(186.8)
Shares issued, including tax benefit of $20.6	2.8	1.0	86.4			86.4
Equal exchange	(2.7)	2.7				—
Balance, November 30, 2004	14.6	120.9	$336.0	$434.1	$119.6	$889.7

See Notes to Consolidated Financial Statements, pages 41-55.

notes to consolidated financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and its majority-owned or controlled subsidiaries. Significant intercompany transactions have been eliminated. Investments in unconsolidated affiliates, over which the Company exercises significant influence, but not control, are accounted for by the equity method. Accordingly, the share of net income or loss of such unconsolidated affiliates is included in consolidated net income. The implications of the Financial Accounting Standards Board (FASB) Interpretation No. 46, “Consolidation of Variable Interest Entities” on the Company’s consolidation policy are discussed later in this note.

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

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost and depreciated over its estimated useful life using the straight-line method for financial reporting and both accelerated and straight-line methods for tax reporting. The estimated useful lives range from 20 to 40 years for buildings and 3 to 12 years for the Company’s machinery, equipment and computer software.

Repair and maintenance costs incurred to restore or keep capital assets at an acceptable level of operating condition, but without an increase in the previously estimated useful life or capacity of the asset are expensed as incurred.

Software Development Costs

The Company capitalizes costs associated with software developed or obtained for internal use in accordance with American Institute of Certified Public Accountants Statement of Position 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.” Capitalized internal use software development costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payrollrelated costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software. Capitalization of these costs ceases when the project is substantially complete and ready for its intended purpose. Capitalized internal use software development costs are amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. The Company capitalized $14.1 million of software and software development costs during the year ended November 30, 2004 and $25.1 million during the year ended November 30, 2003.

In the fourth quarter of 2004, the Company changed its estimated useful life of certain software costs from 5 to 8 years. This change was due to the vendor stating their support for the software for a period longer than originally anticipated. In accordance with APB 20, “Accounting Changes,” this change was made beginning in the fourth quarter of 2004. The 2004 favorable impact to depreciation expense as a result of this change is $1.1 million ($0.8 million after-tax) and is reflected in the consolidated statement of income.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are reviewed at least annually for impairment using the discounted cash flow method. Separable intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Prepaid Allowances

Prepaid allowances arise when the Company prepays sales discounts and marketing allowances to certain customers in connection with multi-year sales contracts. These costs are capitalized and amortized against net sales. The majority of the Company’s contracts are for a specific committed customer sales volume while others are for a specific time duration. Prepaid allowances on volume based contracts are amortized based on the actual volume of customer purchases, while prepaid allowances on time based contracts are amortized on a straight-line basis over the life of the contract. The amounts reported in the consolidated balance sheet are stated at the lower of unamortized cost or management’s estimate of the net realizable value of these allowances.

Revenue Recognition

Revenue is recognized when it is realized or realizable and has been earned. The Company recognizes revenue when it has persuasive evidence of an arrangement, the product has been delivered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. The Company reduces revenue for estimated product returns, allowances and price discounts based on historical experience.

Trade allowances, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Revenue is recorded net of trade allowances.

Receivables consist of amounts billed and currently due from customers. The Company has an allowance for doubtful accounts to reduce its receivables to their net realizable value. Management estimates the allowance for doubtful accounts based on factors including aging of receivables and historical collection experience.

Shipping and Handling

Shipping and handling costs are included in the selling, general and administrative expense caption in the consolidated statement of income. Shipping and handling expense was $75.3 million, $60.9 million, and $52.4 million for the years ended November 30, 2004, 2003 and 2002, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in the selling, general and administrative expense caption in the consolidated statement of income. Research and development expense was $39.3 million, $33.2 million, and $31.4 million for the years ended November 30, 2004, 2003 and 2002, respectively.

Advertising

Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is included in the selling, general and administrative expense caption in the consolidated statement of income. Advertising expense was $49.2 million, $34.5 million, and $27.4 million for the years ended November 30, 2004, 2003 and 2002, respectively.

Stock-Based Compensation

The Company uses the intrinsic value method as defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for stock options issued to employees and directors. Accordingly, no compensation expense is recognized for these stock options since all options granted have an exercise price equal to the market value of the underlying stock on the grant date. During 2003, the Company recorded $1.2 million (net of income taxes of $0.5 million) of stock compensation expense in discontinued operations as a result of accelerated vesting of certain options related to the employees of the discontinued operations. The following table illustrates the effect on net income and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation.

(millions except per share data)	2004	2003	2002
Net income as reported	$214.5	$210.8	$179.8
Add: stock-based employee compensation recorded, net of tax	.3	1.2	—
Deduct: stock-based employee compensation expense, net of tax	(15.5)	(12.7)	(9.2)
Pro forma net income	$199.3	$199.3	$170.6
Earnings per common share:
Basic — as reported	$1.57	$1.51	$1.29
Basic — pro forma	1.45	1.43	1.22
Diluted — as reported	1.52	1.48	1.26
Diluted — pro forma	1.41	1.40	1.20

The per share weighted-average fair value of options granted was $6.79, $4.70, and $4.99 in 2004, 2003 and 2002, respectively. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following range of assumptions for the Company’s various stock option plans and Employee Stock Purchase Plans:

	2004	2003	2002
Risk-free interest rates	3.3 - 3.8%	1.7 - 3.3%	4.5%
Dividend yield	1.8%	2.0%	2.0%
Expected volatility	21.75%	19.1 - 22.3%	21.6%
Expected lives	5.0 - 6.0 years	1.6 - 6.0 years	6.0 years

Recently Issued Accounting Pronouncements

In January 2003, the FASB issued and subsequently revised Interpretation No. 46, “Consolidation of Variable Interest Entities.” The Company adopted Interpretation No. 46 as it relates to special purpose entities in the fourth quarter of 2003. As a result, the Company consolidated the lessor of a leased distribution center used by the Company and recorded a cumulative effect of an accounting change of $2.1 million (net of income tax benefit of $1.2 million). Consolidation of this entity increased assets by $11.2 million, long-term debt by $14.0 million and minority interest by $0.5 million. The effect of consolidation of this entity in prior years would have reduced net income in 2002 by $0.3 million. In 2004, the Company adopted the remaining provisions of Interpretation No. 46 and there was no material effect on the consolidated financial statements.

In May 2004, the FASB issued Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003” which provides guidance on the accounting for the effects of the Act. FASB Staff Position 106-2 is effective for the first interim or annual period beginning after June 15, 2004. The Company adopted FASB Staff Position 106-2 in the third quarter of 2004. See Note 10 for impact of adoption.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” an amendment to ARB No. 43, Chapter 4,”Inventory Pricing.” FAS No. 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company believes there will be no material effect upon adoption of this statement.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and superseding APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires the Company to expense grants made under the stock option and employee stock purchase plan programs. That cost will be recognized over the vesting period of the plans. SFAS No. 123R is effective for the first interim or annual period beginning after June 15, 2005. Upon adoption of SFAS No. 123R, amounts previously disclosed under SFAS No. 123 will be recorded in the consolidated income statement. The Company is evaluating the alternatives allowed under the standard, which the Company is required to adopt beginning in the fourth quarter of 2005.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation. The effect of these reclassifications is not material to the consolidated financial statements.

2. ACQUISITIONS

On November 1, 2004, the Company purchased C.M. van Sillevoldt B.V. (Silvo), the market leader in the Dutch spices and herbs consumer market, for €58 million in cash (equivalent to $74.5 million) funded with cash from operations and current credit facilities. Silvo sells spices, herbs and seasonings under the Silvo brand in the Netherlands and the India brand as well as private label store brands in Belgium. The brand has a strong heritage and high recognition among consumers in the Netherlands. The acquisition is consistent with the Company’s strategy to acquire established brands to complement the Company’s leadership position in the development and marketing of flavors for food. The acquisition was accounted for under the purchase method, and the results of operations have been included in the Company’s consolidated results from the date of acquisition. The excess of the purchase price over the estimated fair value of the net tangible assets purchased was $59.4 million and is classified as goodwill in the consumer segment. The allocation of the purchase price is based on preliminary estimates, subject to revision, after asset values have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities. The Company does not anticipate significant amounts to be allocated to amortizable intangible assets and, therefore, the amount of intangible asset amortization is not expected to be material to the results of operations in future periods.

On June 4, 2003, the Company purchased Zatarain’s, the leading New Orleans-style food brand in the United States, for $180.0 million in cash funded with commercial paper borrowings. Zatarain’s manufactures and markets flavored rice and dinner mixes, seafood seasonings and many other products that add flavor to food. The acquisition was accounted for under the purchase method, and the results of operations have been included in the Company’s consolidated results from the date of acquisition. The excess of the purchase price over the estimated fair value of the net assets purchased was $176.2 million, which includes $3.4 million of fees directly related to the acquisition. In the second quarter of 2004, the Company completed the purchase price allocation for the Zatarain’s acquisition. An analysis of the various types of intangible assets resulted in the determination that the excess purchase price should be classified as the value of the acquired brand name and goodwill. No other intangible assets were identified as a result of this analysis. The Company has concluded that a substantial portion of the value of the excess purchase price resides in consumer trust and recognition of the Zatarain’s brand name as authentic New Orleans-style cuisine. As a result, the Company has assigned $106.4 million of the excess purchase price to this unamortizable brand based on an analysis of the premium value that is derived from consumer loyalty and trust in the brand quality. Zatarain’s brand name has been used since 1889, and the Company intends to use and support the brand name indefinitely. The Company will review this intangible asset for impairment annually using the discounted cash flow method. The remaining $69.8 million of intangible assets was allocated to goodwill in the consumer segment.

On January 9, 2003, the Company acquired the Uniqsauces business, a condiment business based in Europe, for $19.5 million in cash. Uniqsauces manufactures and markets condiments to retail grocery and food service customers, including quick service restaurants. The acquisition was accounted for under the purchase method, and the results of operations have been included in the Company’s consolidated results from the date of acquisition. The purchase price of this acquisition was allocated entirely to fixed assets and working capital. No goodwill was recorded as a result of this acquisition.

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

The Company received payment of €49.6 million (equivalent to $55.4 million). Of the $55.4 million received, $5.4 million represented interest earned on the settlement amount from the date of acquisition in accordance with the terms of the original purchase agreement. The interest income was included in “Other income, net” in the consolidated statement of income for the year ended November 30, 2003. The remaining $50.0 million of the settlement amount was recorded as a reduction to goodwill related to the acquisition.

3. DISCONTINUED OPERATIONS

Following a review in 2002, the packaging business and the U.K. Jenks brokerage operation were determined to be noncore to the Company. On August 12, 2003, the Company completed the sale of substantially all the operating assets of its packaging segment (Packaging) to the Kerr Group, Inc. Packaging manufactured certain products used for packaging the Company’s spices and seasonings as well as packaging products used by manufacturers in the vitamin, drug and personal care industries. Under the terms of the sale agreement, Packaging was sold for $132.5 million in cash and possible additional future payments over five years contingent on the buyer meeting certain performance objectives. At the end of the first year of such possible contingent payment periods, no additional payment was due from the buyer for that year. The proceeds were used to pay off a substantial portion of the commercial paper borrowing related to the Zatarain’s acquisition. The final purchase price is also subject to other contingencies related to the performance of certain customer contracts which could result in a decrease in the sale price. The Company recorded a net gain on the sale of Packaging of $11.6 million (net of income taxes of $7.9 million). Included in this gain was a net pension and postretirement curtailment gain of $3.3 million and the write-off of goodwill of $0.7 million. The contingent consideration, if any, associated with the sale of Packaging will be recognized in the future as an adjustment to the gain based on the performance criteria established. The Company also entered into a multi-year, market priced, agreement with the acquirer to purchase certain packaging products.

On July 1, 2003, the Company sold the assets of Jenks Sales Brokers (Jenks), a division of the Company’s whollyowned U.K. subsidiary, to Jenks’ senior management for $5.8 million in cash. Jenks provided sales and distribution services for consumer product companies, including the Company, and was previously reported as a part of the Company’s consumer segment. The Company recorded a net loss on the sale of Jenks of $2.6 million (net of an income tax benefit of $0.6 million) in 2003. Included in this loss is a write-off of goodwill of $0.4 million.

The operations of Packaging and Jenks were reported as “Income from discontinued operations, net” in the consolidated statement of income in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” Interest expense was allocated to discontinued operations based on the ratio of the net assets of the discontinued operations to the total net assets of the Company. The cash flows of Packaging and Jenks were reported as “Net cash (used in)/provided by discontinued operations” in the consolidated statement of cash flows. The disclosures in the notes to consolidated financial statements exclude discontinued operations.

Summary operating results for the discontinued businesses were as follows:

(millions)	2003	2002
Net sales — Packaging	$120.3	$170.6
Net sales — Jenks	59.6	104.5
Net sales — discontinued operations	$179.9	$275.1
Pre-tax income — Packaging	$12.4	$21.7
Interest expense allocation	(2.5)	(4.0)
Income taxes	(3.9)	(6.9)
Net income — Packaging	6.0	10.8
Pre-tax (loss) — Jenks	(1.8)	(6.6)
Interest expense allocation	(.1)	(.2)
Income taxes	.6	2.0
Net (loss) — Jenks	(1.3)	(4.8)
Net income — discontinued operations	$4.7	$6.0

The following table presents summarized cash flow information of the discontinued operations for the years ended November 30, 2003, and 2002:

(millions)	2003	2002
Operating activities	$3.7	$18.4
Investing activities	(5.2)	(10.3)
Financing activities	(3.1)	—
Net cash (used in)/provided by discontinued operations	$(4.6)	$8.1

4. SPECIAL CHARGES

During the fourth quarter of 2001, the Company adopted a plan to further streamline its operations. This plan included the consolidation of several distribution and manufacturing locations, the reduction of administrative and manufacturing positions, and the reorganization of several joint ventures. The estimated cost of the total plan is approximately $32.6 million ($25.6 million after-tax). Total cash expenditures in connection with these costs approximate $16.7 million, which are funded through internally generated funds. The remaining $15.9 million of costs associated with the plan consist of write-offs of assets. The total cost of the plan includes $1.8 million of costs related to Packaging and Jenks that have been classified as income from discontinued operations in the consolidated statement of income. Annualized cash savings are expected to be approximately $8.0 million ($5.3 million after-tax), most of which have been realized to date. Savings under the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.

In 2001, the Company recorded $11.2 million ($7.4 million after-tax) of charges from continuing operations associated with the 2001 restructuring plan. Of this amount, $10.3 million was classified as special charges and $0.9 million as cost of goods sold in the consolidated statement of income. These charges related to the consolidation of manufacturing in Canada, a distribution center consolidation in the U.S., a product line elimination and a realignment of the Company’s sales operations in the U.K., and a workforce reduction which encompasses plans in all segments and across all geographic areas.

During the year ended November 30, 2002, the Company recorded $7.5 million ($5.5 million after-tax) of special charges from continuing operations associated with the 2001 restructuring plan, which could not be accrued at the time of the original announcement in 2001. These charges included the write-off of an investment in an industry purchasing consortium, further lease exit and relocation costs related to the workforce reduction and realignment of the Company’s consumer sales operations in the U.S. and further severance and other costs related to the previously discussed workforce reduction. Also included in the 2002 charges were further costs related to the closure of a U.S. distribution center and further costs of the consolidation of manufacturing in Canada, which included the disposition of a manufacturing facility. During 2002, total cash expenditures in connection with the plan were $6.3 million.

During the year ended November 30, 2003, the Company recorded special charges related to continuing operations of $5.5 million ($3.6 million after-tax). The costs recorded in 2003 included additional costs associated with the consolidation of production facilities in Canada, net of a gain on the sale of a manufacturing facility, severance and other costs related to the consolidation of industrial manufacturing in the U.K. and the realignment of the Company’s consumer sales operations in Australia. During 2003, total cash expenditures in connection with the plan were $4.7 million.

During the year ended November 30, 2004, the Company recorded special charges related to continuing operations of $6.2 million ($4.3 million after-tax). The costs recorded in 2004 primarily include costs related to the consolidation of industrial manufacturing facilities in the U.K. and Canada, the reorganization of a consumer joint venture and additional severance costs for position eliminations. During 2004, total cash expenditures in connection with the plan were $4.7 million. Also included in special charges/(credits) is a net gain of $8.7 million ($5.5 million after-tax) related to funds received from a class action lawsuit that was settled in the Company’s favor in the second quarter of 2004. This matter dated back to 1999 when a number of class action lawsuits were filed against manufacturers and sellers of various flavor enhancers for their violation of antitrust laws. The Company, as a purchaser of such products, participated as a member of the plaintiff class. In the second quarter of 2004, the Company received $11.1 million as a settlement of this claim and as a result of the settlement, was required to settle claims against the Company for a portion of this gross amount. The net gain recorded was $8.7 million. This amount was recorded as a special credit and was not allocated to the business segments.

Costs yet to be incurred from the 2001 restructuring plan include the possible reorganization of a joint venture and additional costs related to completion of the reorganization of certain industrial manufacturing facilities in the U.K. These actions are expected to be completed in 2005. The total 2001 restructuring plan, includes severance charges for 392 position reductions. As of November 30, 2004, 389 of the 392 planned position reductions had taken place.

The major components of the special charges and the remaining accrual balance relating to the 2001 restructuring plan as of November 30, 2002, 2003 and 2004 follow:

(millions)	Severance and personnel costs	Asset write-downs	Other exit costs	Total
2001
Special charges	$5.8	$1.6	$3.8	$11.2
Amounts utilized	—	(1.6)	—	(1.6)
	$5.8	$—	$3.8	$9.6
2002
Special charges	$3.3	$3.3	$.9	$7.5
Amounts utilized	(4.9)	(3.3)	(3.0)	(11.2)
	$4.2	$—	$1.7	$5.9
2003
Special charges	$4.7	$(.6)	$1.4	$5.5
Amounts utilized	(4.2)	.6	(3.0)	(6.6)
	$4.7	$—	$.1	$4.8
2004
Special charges	$2.2	$.8	$3.2	$6.2
Amounts utilized	(2.9)	(.8)	(2.9)	(6.6)
	$4.0	$—	$.4	$4.4

5. GOODWILL AND INTANGIBLE ASSETS

Effective December 1, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which established financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and indefinite-lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Separable intangible assets that have finite useful lives continue to be amortized over their useful lives.

As of November 30, 2004 and 2003, the Company tested for impairment of goodwill and non-amortizable intangibles using discounted cash flow models. As a result of these tests, the Company was not required to recognize any impairment.

The following table displays the intangible assets that continue to be subject to amortization and intangible assets not subject to amortization as of November 30, 2004 and 2003:

	2004		2003
(millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizable intangible assets	$.6	$.3	$.4	$.2
Unamortizable intangible assets:
Brand name	106.4	—	—	—
Goodwill	793.7	80.8	784.0	75.3
Trademark	9.7	1.2	9.1	1.1
	909.8	82.0	793.1	76.4
Total goodwill and intangible assets	$910.4	$82.3	$793.5	$76.6

                The changes in the carrying amount of goodwill by segment for the years ended November 30, 2004 and 2003 are as follows:

	2004		2003
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$664.9	$43.8	$458.2	$40.5
Goodwill acquired	59.4	—	176.2	—
Goodwill disposed	—	—	(.4)	—
Goodwill transferred	(106.4)	—	—	—
Purchase price adjustment	—	—	(50.0)	—
Foreign currency fluctuations	47.0	4.2	80.9	3.3
End of year	$664.9	$48.0	$664.9	$43.8

The Zatarain’s brand was transferred from goodwill to other intangibles in 2004 when the purchase price allocation was completed. The excess of the purchase price over net tangible assets recorded as part of the Silvo acquisition in 2004 above is still subject to finalization of purchase price allocation. The table above excludes $0.7 million of goodwill that was disposed of in connection with the sale of Packaging in 2003.

6. INVESTMENTS IN AFFILIATES

Summarized year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2004	2003	2002
Net sales	$428.3	$403.0	$422.1
Gross profit	157.3	159.6	187.2
Net income	28.8	32.6	44.9
Current assets	$189.2	$168.2	$165.4
Noncurrent assets	94.1	101.7	106.5
Current liabilities	97.4	100.7	83.0
Noncurrent liabilities	23.4	25.5	39.4

The Company’s share of undistributed earnings of the affiliates was $50.3 million at November 30, 2004. Royalty income from unconsolidated affiliates was $9.7 million, $9.3 million and $10.0 million for 2004, 2003, and 2002, respectively.

7. FINANCING ARRANGEMENTS

The Company’s outstanding debt is as follows:

(millions)	2004	2003
Short-term borrowings
Commercial paper(1)	$134.4	$139.6
Other	5.8	14.7
	$140.2	$154.3
Weighted-average interest rate of short-term borrowings at year-end	2.12%	1.51%
Long-term debt
5.78% - 7.77% medium-term notes due 2004 to 2006	$79.0	$95.0
6.40% - 6.80% medium-term notes due 2006 to 2008(2)(3)	298.4	298.5
3.35% medium-term notes due 2009(4)	48.6	—
7.63% - 8.12% medium-term notes due 2024	55.0	55.0
Other	17.0	16.8
	498.0	465.3

Less current portion	33.0	16.7
	$465.0	$448.6

(1)                                  The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments are fixed at 6.35% during this period.

(2)                                  Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $294 million of the notes at a weighted average fixed rate of 7.62%.

(3)                                  The fixed interest rate on $100 million of 6.40% medium-term notes due in 2006 is effectively converted to a variable rate by interest rate swaps through 2006. Net interest payments are based on LIBOR plus 3.595% during this period.

(4)                                  The fixed interest rate on $50 million of 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus .21% during this period.

Maturities of long-term debt during the years subsequent to November 30, 2005 are as follows (in millions):

2006 - $196.1	2008 - $149.9
2007 - $0.3	2009 - $49.0
Thereafter - $69.7

On April 1, 2004, the Company issued $50 million of medium-term notes under its existing $375 million shelf registration statement filed with the Securities and Exchange Commission in January 2001. The $50 million of medium-term notes mature on April 15, 2009 and pay interest semi-annually at a rate of 3.35%. The proceeds from the new issuance were used to pay off commercial paper debt.

The Company has available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2004 was $466.1 million, of which $350.0 million supports a commercial paper borrowing arrangement. Of these unused facilities, $241.1 million expire in 2005 and $225.0 million expire in 2006. Some credit facilities in support of commercial paper issuance require a commitment fee. Annualized commitment fees at November 30, 2004 and 2003 were $0.3 million.

Rental expense under operating leases was $23.5 million in 2004, $23.0 million in 2003 and $18.1 million in 2002. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2005 - $13.9	2008 - $6.3
2006 - $10.9	2009 - $4.8
2007 - $8.3	Thereafter - $14.6

At November 30, 2004, the Company had guarantees of $6.6 million with terms ranging from 1 to 5 years. At November 30, 2004 and 2003, the Company had outstanding letters of credit of $12.3 million and $24.3 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of the Company’s letter of credit facility was $33.7 million at November 30, 2004.

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

All derivatives are recognized at fair value in the consolidated balance sheet. In evaluating the fair value of financial instruments, including derivatives, the Company uses thirdparty market quotes or calculates an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities.

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

At November 30, 2004, the Company had foreign currency exchange contracts maturing within one year to purchase or sell $51.1 million of foreign currencies versus $58.9 million at November 30, 2003. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material.

Interest Rates

The Company finances a portion of its operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. The Company utilizes interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of its variable and fixed rate debt.

In 2004, the Company entered into an interest rate swap contract with a total notional amount of $50 million to receive interest at 3.356% and pay a variable rate of interest based on six-month LIBOR minus ..21%. The Company designated this swap, which expires on April 15, 2009, as a fair value hedge of the changes in fair value of the $50 million of medium-term notes maturing on April 15, 2009. No hedge ineffectiveness is recognized as the interest rate swap’s provisions match the applicable provisions of the debt.

In 2003, the Company entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 6.4% and pay a variable rate of interest based on six-month LIBOR plus 3.595%. The Company designated these swaps, which expire on February 1, 2006, as fair value hedges of the changes in fair value of $100 million of the $150 million 6.40% fixed rate medium-term notes maturing on February 1, 2006. No hedge ineffectiveness is recognized as the interest rate swaps’ provisions match the applicable provisions of the debt.

The variable interest on $75 million of commercial paper was hedged by forward starting interest rate swaps for the period through 2011. Net interest payments on this commercial paper will be effectively fixed at 6.35% during the period. The unrealized gain or loss on these swaps is recorded in other comprehensive income, as the Company intends to hold these interest rate swaps until maturity. Hedge ineffectiveness was not material.

Subsequent to the starting date of these swaps, the net cash settlements are reflected in interest expense in the applicable period.

The Company incurred a $14.7 million loss on the settlement of swaps used to hedge the 2001 issuance of $294 million of medium-term notes. The loss on these swaps was deferred in other comprehensive income and is being amortized over the five to seven year life of the medium-term notes as a component of interest expense. Amounts reclassified from other comprehensive income to interest expense for settled interest rate swaps were $2.5 million in 2004 and 2003 and are included in the net change in unrealized gain or loss on derivative financial instruments in the statement of shareholders’ equity.

Fair Value of Financial Instruments

The carrying amount and fair value of the Company’s financial instruments at November 30, 2004 and 2003 are as follows:

	2004		2003
(millions)	Carrying amount	Fair value	Carrying amount	Fair value
Other investments	$27.2	$27.2	$21.3	$21.3
Long-term debt	498.0	538.2	465.3	523.1
Derivative related to:
Interest rates	(11.8)	(11.8)	(11.3)	(11.3)
Foreign currencies	(3.9)	(3.9)	(1.7)	(1.7)

Because of their short-term nature, the amounts reported in the consolidated balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value. The fair value of long-term debt and derivative financial instruments are based on quoted market prices.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Other investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value. The cost of these investments was $28.6 million and $24.0 million at November 30, 2004 and 2003, respectively.

Concentrations of Credit Risk

The Company is potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because the Company has a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2004. The Company evaluates the credit worthiness of the counterparties to financial instruments and considers nonperformance credit risk to be remote.

9. PENSION AND 401(k) RETIREMENT PLANS

The Company sponsors defined benefit pension plans in the U.S. and certain foreign locations. In addition, it sponsors 401(k) retirement plans in the U.S. and contributes to government- sponsored retirement plans in locations outside the U.S.

Defined Benefit Pension Plans

A September 30th measurement date is utilized to value plan assets and obligations for all of the Company’s defined benefit pension plans.

The significant assumptions used to determine benefit obligations are as follows:

	United States		International
	2004	2003	2004	2003
Discount rate	6.0%	6.0%	5.3 - 5.8%	5.5 - 6.5%
Salary scale	4.0%	4.0%	3.5 - 4.2%	3.5 - 4.0%
Expected return on plan assets	8.5%	9.0%	6.5 - 8.5%	7.0 - 8.5%

The expected long-term rate of return on assets assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers.

The Company’s pension expense is as follows:

	United States			International
(millions)	2004	2003	2002	2004	2003	2002
Service cost	$11.6	$11.0	$9.6	$5.4	$4.6	$3.5
Interest costs	19.8	19.3	16.3	6.7	5.4	4.2
Expected return on plan assets	(18.6)	(17.0)	(17.8)	(7.0)	(6.7)	(5.9)
Amortization of prior service costs	—	—	—	.1	.1	.1
Amortization of transition assets	—	—	.2	(.1)	(.1)	—
Curtailment loss	—	—	—	—	.1	—
Recognized net actuarial loss	11.5	7.4	3.5	.6	—	—
Other retirement plans	—	—	—	—	—	1.5
Less: discontinued operations	—	(2.0)	(2.2)	—	—	—
	$24.3	$18.7	$9.6	$5.7	$3.4	$3.4

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans’ funded status at the measurement date, September 30, follow:

	United States		International
(millions)	2004	2003	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$334.4	$280.4	$110.6	$82.5
Service cost	11.6	11.0	5.4	4.6
Interest costs	19.8	19.3	6.7	5.4
Employee contributions	—	—	1.8	2.0
Plan changes and other	—	—	(.9)	.8
Curtailment gain	—	(11.6)	—	(1.3)
Settlement payments	—	—	—	(.5)
Actuarial loss	2.5	45.7	11.3	9.8
Benefits paid	(18.7)	(10.4)	(4.9)	(4.7)
Foreign currency impact	—	—	11.8	12.0
Benefit obligation at end of year	$349.6	$334.4	$141.8	$110.6
Change in fair value of plan assets
Fair value of plan assets at beginning of year	$205.4	$161.8	$73.0	$56.7
Actual return on plan assets	27.1	30.4	7.5	7.5
Employer contributions	22.0	22.0	6.7	3.6
Employee contributions	—	—	1.8	2.0
Settlement payments	—	—	—	(.5)
Benefits paid	(16.8)	(8.8)	(4.9)	(4.7)
Net transfer in (out)	—	—	(.9)	—
Foreign currency impact	—	—	7.7	8.4
Fair value of plan assets at end of year	$237.7	$205.4	$90.9	$73.0
Funded status	$(111.9)	$(129.0)	$(50.9)	$(37.6)
Unrecognized net actuarial loss	139.6	157.0	50.7	36.5
Unrecognized prior service cost	.4	.5	.4	.4
Unrecognized transition liability	—	—	(.1)	(.2)
Employer contributions	—	—	1.0	.7
Net amount recognized	$28.1	$28.5	$1.1	$(.2)

Included in the United States in the preceding table is a benefit obligation of $36.0 million and $32.4 million for 2004 and 2003, respectively, related to an unfunded pension plan. The accrued liability related to this plan was $31.7 million and $27.6 million as of November 30, 2004 and 2003, respectively. The assets related to this plan are held in a Rabbi Trust and accordingly have not been included in the preceding table. These assets were $19.0 million and $14.4 million as of November 30, 2004 and 2003, respectively.

Amounts recognized in the consolidated balance sheet consist of the following:

	United States		International
(millions)	2004	2003	2004	2003
Prepaid pension cost	—	—	$1.3	—
Accrued pension liability	$(61.3)	$(75.8)	(34.3)	$(26.7)
Intangible assets	.4	.5	.3	.3
Deferred income taxes	33.5	38.6	10.2	7.9
Accumulated other comprehensive income	55.5	65.2	23.6	18.3
Net amount recognized	$28.1	$28.5	$1.1	$(.2)

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $299.1 million and $281.2 million as of September 30, 2004 and 2003, respectively. The accumulated benefit obligation for the international pension plans was $124.9 million and $98.9 million as of November 30, 2004 and 2003, respectively.

Minimum pension liability adjustments result when the accumulated benefit obligation exceeds the fair value of plan assets and are recorded so that the recorded pension liability is at a minimum equal to the accumulated benefit obligation. Minimum pension liability adjustments are noncash adjustments that are reflected as an increase (or decrease) in the pension liability and an offsetting charge to shareholders’ equity, net of tax, through comprehensive income rather than net income.

At the September 30, 2004 measurement date, the deficiency of the pension plans’ assets compared to the accumulated benefit obligations decreased resulting in a decrease in the minimum pension liability of $7.3 million. This amount was recorded as a decrease in accrued pension liability, a $4.4 million increase in other comprehensive income, a $2.8 million decrease in deferred taxes, and $0.1 million decrease in intangible assets. At the September 30, 2003 measurement date, the deficiency of the pension plans’ assets compared to the accumulated benefit obligations increased resulting in an increase in the minimum pension liability of $20.6 million. This amount was recorded as an increase in accrued pension liability, a $14.4 million decrease in other comprehensive income, a $6.4 million increase in deferred taxes and a $0.2 million decrease in intangible assets.

The Company’s actual and target weighted-average asset allocations of U.S. pension plan assets as of September 30, 2004 and 2003, by asset category, are as follows:

	September 30,
Asset Category	2004	2003	Target
Equity securities	68.0%	67.8%	70.0%
Debt securities	30.3%	30.4%	30.0%
Other	1.7%	1.8%	—
Total	100.0%	100.0%	100.0%

The average actual and target asset allocations of the international pension plans’ assets as of November 30, 2004 and 2003, by asset category, are as follows:

	November 30,
Asset Category	2004	2003	Target
Equity securities	64.7%	63.9%	64.9%
Debt securities	32.5%	35.3%	34.4%
Real estate	.2%	.4%	.3%
Other	2.6%	.4%	.4%
Total	100.0%	100.0%	100.0%

The investment objectives of the pension benefit plans are to secure the benefit obligations to participants at a reasonable cost to the Company. The goal is to optimize the long-term return on plan assets at a moderate level of risk, by balancing higher-returning assets such as equity securities, with less volatile assets, such as fixed income securities. The assets are managed by professional investment firms and performance is evaluated quarterly against specific benchmarks.

Equity securities in the U.S. plan included the Company’s stock with a fair value of $33.6 million (0.9 million shares and 13.5% of total U.S. pension plan assets) and $26.4 million (0.9 million shares and 12.4% of total U.S. pension plan assets) at November 30, 2004 and 2003, respectively. Dividends paid on these shares were $0.5 million in 2004 and $0.4 million in 2003.

Pension benefit payments are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans will be as follows:

Fiscal year	United States Expected payments (millions)
2005	$13.0
2006	13.8
2007	15.0
2008	17.3
2009	18.1
2010 - 2014	117.7

It is anticipated that future benefit payments for the international plans will be as follows:

Fiscal year	International Expected payments (millions)
2005	$6.5
2006	4.2
2007	4.5
2008	5.7
2009	6.0
2010 - 2014	36.3

The Company expects to contribute approximately $28 million to its U.S. pension plans and $9 million to its international pension plans in 2005.

401(k) Retirement Plans

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

For the U.S. McCormick 401(k) Retirement Plan, the Company matches 100% of the participant’s contribution up to the first 3% of the participant’s salary, and 50% of the next 2% of a participant’s salary. Certain U.S. subsidiaries sponsor separate 401(k) retirement plans. Company contributions charged to expense under all 401(k) Retirement Plans were $5.7 million, $5.4 million and $5.5 million in 2004, 2003 and 2002, respectively.

At the participant’s election, all 401(k) Retirement Plans held 4.0 million shares, with a fair value of $144.2 million, of the Company’s stock at November 30, 2004. Dividends paid on these shares in 2004 were $2.3 million.

10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

During 2002, the Company changed certain postretirement benefits for employees who retire on or after January 1, 2004. Life insurance benefits changed to a fixed amount, Medicare eligible retirees have a fixed amount for medical plan coverage and the medical cost sharing for dependents increased.

                The Company currently provides postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees’ plan and retire after age 55 with at least 10 years of service (earned after age 45). The benefits provided under these plans are based primarily on age at date of retirement.

The Company’s other postretirement benefit expense follows:

(millions)	2004	2003	2002
Service cost	$2.7	$2.9	$3.1
Interest costs	5.3	5.7	5.7
Amortization of prior service cost	(1.1)	(1.4)	(.6)
Amortization of (gains)/losses	1.1	.9	—
One time recognition of curtailment gain	—	(3.5)	—
Discontinued operations	—	1.4	(2.4)
Postretirement benefit expense	$8.0	$6.0	$5.8

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans’ funded status at November 30, the measurement date, follow:

(millions)	2004	2003
Change in benefit obligation
Benefit obligation at beginning of year	$95.9	$83.8
Service cost	2.7	2.9
Interest costs	5.3	5.7
Employee contributions	2.6	2.4
Plan changes	—	—
Actuarial (gain)/loss	(6.7)	8.1
Benefits paid	(7.4)	(7.0)
Benefit obligation at end of year	$92.4	$95.9
Change in fair value of plan assets
Fair value of plan assets at beginning of year	—	—
Employer contributions	$4.8	$4.6
Employee contributions	2.6	2.4
Benefits paid	(7.4)	(7.0)
Fair value of plan assets at end of year	$—	$—
Funded status	$(92.4)	$(95.9)
Unrecognized net actuarial loss	14.6	22.5
Unrecognized prior service cost	(7.7)	(8.8)
Other postretirement benefit liability	$(85.5)	$(82.2)

Estimated future benefit payments for the next 10 years are as follows:

Fiscal Year	Retiree Medical	Retiree Life Insurance	Total (millions)
2005	$5.4	$.7	$6.1
2006	5.5	.7	6.2
2007	5.8	.8	6.6
2008	6.0	.8	6.8
2009	6.3	.9	7.2
2010 - 2014	36.7	5.0	$41.7

The assumed discount rate was 6.0% for 2004 and 2003, respectively.

The assumed annual rate of increase in the cost of covered health care benefits is 8.0% for 2005. It is assumed to decrease gradually to 4.5% in the year 2011 and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

(millions)	1-Percentage- point increase	1-Percentage- point decrease
Effect on total of service and interest cost components in 2004	$.9	$(.8)
Effect on benefit obligation as of November 30, 2004	9.2	(7.7)

In December of 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was enacted in the U.S. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy of 28% of drug costs between $250 and $5,000, tax-free (the Subsidy), to sponsors of retiree health benefit plans that provide a benefit that meets certain criteria. The Company’s other postretirement plans covering U.S. retirees currently provide certain prescription benefits to eligible participants. The Company’s actuaries have determined that one of the Company’s prescription drug plans for retirees and their dependents retired prior to January 1, 2004 provides a benefit that is at least actuarially equivalent to Medicare Part D under the Act.

In connection with the adoption of FASB Staff Position 106-2, the Act had the effect of reducing the accumulated postretirement benefit obligation by $3.0 million. This resulted in an unrecognized net gain to the plan, which is currently being amortized. The annual reduction in the Company’s other postretirement benefits expense due to the Subsidy is expected to be approximately $0.4 million, which includes the amortization of the unrecognized net gain. The provisions of the Act do not have a material effect on the consolidated financial statements.

11. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2004	2003	2002
Income taxes
Current
Federal	$67.4	$48.2	$29.3
State	7.7	4.1	1.4
International	15.6	15.5	17.6
	90.7	67.8	48.3
Deferred
Federal	1.5	15.3	19.6
State	—	1.4	1.9
International	(3.2)	(1.1)	(.4)
	(1.7)	15.6	21.1
Total income taxes	$89.0	$83.4	$69.4

The components of income from consolidated continuing operations before income taxes follow:

(millions)	2004	2003	2002
Pretax income
United States	$204.5	$175.6	$140.7
International	89.3	94.4	83.2
	$293.8	$270.0	$223.9

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2004	2003	2002
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.7	1.3	1.0
Tax effect of international operations	(5.8)	(5.3)	(4.4)
Tax credits	(.5)	(.8)	(1.2)
Other, net	(.1)	.7	.6
Effective tax rate	30.3%	30.9%	31.0%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2004	2003
Deferred tax assets
Employee benefit liabilities	$58.0	$56.6
Accrued expenses and other reserves	19.8	18.1
Inventory	3.7	4.9
Net operating and capital loss carryforwards	11.5	7.9
Other	38.5	30.7
Valuation allowance	(13.3)	(7.0)
	118.2	111.2
Deferred tax liabilities
Depreciation	54.7	49.4
Other	38.4	36.1
	93.1	85.5
Net deferred tax asset	$25.1	$25.7

At November 30, 2004, non-U.S. subsidiaries of the Company have tax loss carryforwards of $22.0 million. Of these carryforwards, $11.6 million expire through 2014 and $10.4 million may be carried forward indefinitely. The current statutory rates in these countries range from 19% to 35%.

At November 30, 2004, non-U.S. subsidiaries of the Company have capital loss carryforwards of $15.8 million. Of these carryforwards, $2.9 million expire in 2009 and $12.9 million may be carried forward indefinitely. The current statutory rates in these countries range from 30% to 35%.

A valuation allowance has been provided to record deferred tax assets at their net realizable value. The 2004 net change in valuation allowance for deferred tax assets was an increase of $6.3 million. During 2004, the Company utilized $2.5 million of non-U.S. subsidiary tax loss carryforwards which previously had valuation allowances. This was offset by $8.8 million of additions to the valuation allowance for tax assets added in 2004 which may not be realized in future periods.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where the Company’s intention is to reinvest these earnings permanently or to repatriate the earnings when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $230.5 million at November 30, 2004.

12. EMPLOYEE STOCK OPTION AND PURCHASE PLANS

Under the Company’s various stock option plans, options to purchase shares of the Company’s common stock were granted to employees and directors. The option price for shares granted under these plans is the fair market value on the grant date and the grants have ten-year terms.

The Company has Employee Stock Purchase Plans (ESPP) enabling employees in the U.S. and certain other countries to purchase the Company’s Common Stock Non-Voting at the lower of the stock price on the grant date or the exercise date. Similarly, options are granted for certain foreign-based employees in lieu of their participation in the ESPP. Options granted under these plans have two- or three-year terms.

A summary of the Company’s stock option activity for the years ended November 30, 2004, 2003 and 2002 follows:

	2004		2003		2002
(shares in millions)	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Beginning of year	17.4	$18.60	14.6	$17.25	13.0	$15.46
Granted	4.1	$30.71	4.6	$22.57	3.8	$21.39
Exercised	(3.9)	$16.75	(1.6)	$17.43	(1.9)	$13.36
Forfeited	(.2)	$24.16	(.2)	$20.58	(.3)	$17.09
End of year	17.4	$21.81	17.4	$18.60	14.6	$17.25
Exercisable — end of year	8.7	$18.24	8.8	$16.69	6.4	$15.67

A summary of the Company’s stock options outstanding at November 30, 2004 follows:

(shares in millions)		Options outstanding		Options exercisable
Range of exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price	Shares	Weighted- average exercise price
$9.29 - $16.26	2.7	4.8	$13.38	2.7	$13.38
$16.26 - $23.23	10.4	6.7	$20.43	5.5	$19.64
$23.23 - $30.19	.3	1.6	$24.71	.3	$24.49
$30.19 - $37.16	4.0	8.9	$30.71	.2	$32.16
	17.4	6.8	$21.81	8.7	$18.24

Under all stock purchase and option plans, there were 12.6 million and 9.8 million shares reserved for future grants at November 30, 2004 and 2003, respectively.

Included in stock options exercised are non-cash option swaps and taxes paid with shares of $12.8 million, $1.1 million and $1.7 million for November 30, 2004, 2003 and 2002, respectively. These amounts have been excluded from common stock issued and acquired by purchase in the consolidated cash flow statement as these are non-cash transactions.

13. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2004, 2003 and 2002 follows:

(millions)	2004	2003	2002
Average shares outstanding — basic	137.0	139.2	139.5
Effect of dilutive securities:
Stock options and ESPP	4.3	3.4	2.8
Average shares outstanding — diluted	141.3	142.6	142.3

14. CAPITAL STOCKS

Holders of Common Stock have full voting rights except that (1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of Common Stock are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person; (2) the Company has the right to redeem any or all shares of stock owned by such person unless such person acquires more than 90% of the outstanding shares of each class of the Company’s common stock; and (3) at such time as such person controls more than 50% of the vote entitled to be cast by the holders of outstanding shares of Common Stock, automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.

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

15. COMMITMENTS AND CONTINGENCIES

The Company is a party to various pending legal proceedings and claims, tax issues and other matters arising out of the normal course of business. Although the results of pending claims and litigation cannot be predicted with certainty, in management’s opinion, the final outcome of these proceedings and claims, tax issues and other matters will not have a material effect on the consolidated results of operations, financial position or cash flows of the Company.

16. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

The Company operates in two business segments: consumer and industrial. The Company sold its packaging segment during the third quarter of 2003 (see Note 3). The consumer and industrial segments manufacture, market and distribute spices, herbs, seasonings, condiments and other flavors throughout the world. The consumer segment sells to retail outlets, including grocery, drug, dollar and mass merchandise stores under a variety of brands, including McCormick and Zatarain’s in the U.S., Ducros, Vahine and Silvo in continental Europe, Club House in Canada, and Schwartz in the U.K. The industrial segment sells to other food processors and the restaurant industry both directly and through distributors and warehouse clubs.

In each of its segments, the Company produces and sells many individual products which are similar in composition and nature. It is impractical to segregate and identify profits for each of these individual product lines.

The Company measures segment performance based on operating income. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing are often integrated to maximize cost efficiencies. Management does not segregate jointly utilized assets by individual segment for internal reporting, evaluating performance or allocating capital. Asset-related information has been disclosed in aggregate.

Accounting policies for measuring segment operating income and assets are substantially consistent with those described in Note 1, “Summary of Significant Accounting Policies.” Because of manufacturing integration for certain products within the segments, products are not sold from one segment to another but rather inventory is transferred at cost. Intersegment sales are not material. Corporate and other includes general corporate expenses and charges not directly attributable to the segments. Corporate assets include cash, deferred taxes, certain investments and fixed assets.

Segment information for the years ended November 30, 2003 and November 30, 2002 has been restated to exclude discontinued operations. Certain fixed overhead charges previously allocated to Packaging were reallocated to other segments.

(millions)	Consumer	Industrial	Total Food	Corporate & Other	Total
2004
Net sales	$1,339.8	$1,186.4	$2,526.2	—	$2,526.2
Special charges (credits)	1.0	3.0	4.0	$(6.5)	(2.5)
Operating income	269.7	113.6	383.3	(50.6)	332.7
Income from unconsolidated operations	12.3	2.3	14.6	—	14.6
Goodwill, net	664.9	48.0	712.9	—	712.9
Assets	—	—	2,179.1	190.5	2,369.6
Capital expenditures	—	—	65.6	4.2	69.8
Depreciation and amortization	—	—	61.1	10.9	72.0

2003
Net sales	$1,162.3	$1,107.3	$2,269.6	—	$2,269.6
Special charges	1.8	2.3	4.1	$1.4	5.5
Operating income	230.9	108.9	339.8	(44.3)	295.5
Income from unconsolidated operations	14.8	1.6	16.4	—	16.4
Goodwill, net	664.9	43.8	708.7	—	708.7
Assets	—	—	2,003.9	141.6	2,145.5
Capital expenditures	—	—	74.9	16.7	91.6
Depreciation and amortization	—	—	56.1	9.2	65.3

2002
Net sales	$993.9	$1,051.0	$2,044.9	—	$2,044.9
Special charges	2.7	1.8	4.5	$3.0	7.5
Operating income	191.9	107.3	299.2	(36.8)	262.4
Income from unconsolidated operations	21.2	1.2	22.4	—	22.4
Goodwill, net	458.2	40.5	498.7	—	498.7
Assets (a)	—	—	1,636.7	153.4	1,790.1
Capital expenditures	—	—	86.8	13.6	100.4
Depreciation and amortization	—	—	46.8	6.6	53.4

(a) 2002 amount does not include $140.7 million of assets related to discontinued operations.

notes to consolidated financial statements

Geographic Areas

The Company has net sales and long-lived assets in the following geographic areas:

(millions)	United States	Europe	Other countries	Total
2004
Net sales	$1,558.9	$610.5	$356.8	$2,526.2
Long-lived assets (1)	511.5	709.1	94.1	1,314.7

2003
Net sales	$1,401.4	$538.2	$330.0	$2,269.6
Long-lived assets (1)	519.7	569.3	86.2	1,175.2

2002
Net sales	$1,312.2	$434.2	$298.5	$2,044.9
Long-lived assets (1)	312.1	510.5	72.7	895.3

(1) Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

17. SUPPLEMENTAL FINANCIAL STATEMENT DATA

In 2003, the Company sold its interest in non-strategic royalty agreements for $5.2 million in cash. This sale resulted in a onetime gain of $5.2 million which is included in “Other income, net” in the consolidated statement of income for 2003.

Supplemental income statement, balance sheet and cash flow information is as follows:

(millions)	2004	2003
Inventories
Finished products and work-in-process	$196.7	$190.6
Raw materials	153.5	172.2
	$350.2	$362.8
Property, plant and equipment
Land and improvements	$28.0	$22.1
Buildings	258.1	227.8
Machinery and equipment	631.2	569.7
Construction in progress	71.7	92.8
Accumulated depreciation	(502.4)	(454.1)
	$486.6	$458.3
Investments and other assets
Investments in affiliates	$76.2	$70.8
Other investments	27.2	21.3
Other assets	30.7	35.0
	$134.1	$127.1
Other accrued liabilities
Payroll and employee benefits	$86.5	$83.2
Sales allowances	121.3	98.4
Income taxes	21.0	26.4
Other	175.6	152.2
	$404.4	$360.2
Other long-term liabilities
Pension	$99.1	$105.5
Postretirement benefits	85.5	82.2
Other	26.6	21.8
	$211.2	$209.5

(millions)	2004	2003	2002
Depreciation	$71.5	$64.8	$53.0
Interest paid	41.0	39.0	43.1
Income taxes paid	77.6	80.7	57.9
Interest capitalized	2.7	2.7	3.3

(millions)	2004	2003
Accumulated other comprehensive income, net of tax where applicable
Foreign currency translation adjustment	$210.8	$117.9
Unrealized loss on foreign currency
exchange contracts	(2.8)	(1.8)
Fair value of open interest rate swaps	(6.0)	(6.9)
Unamortized value of settled interest rate swaps	(3.3)	(4.9)
Net unrealized loss on pension assets	—	(.8)
Minimum pension liability adjustment	(79.1)	(83.5)
	$119.6	$20.0

Dividends paid per share were $0.56 in 2004, $0.46 in 2003 and $0.42 in 2002.

18. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2004
Net sales	$572.4	$596.2	$613.5	$744.1
Gross profit	221.7	231.9	239.2	315.1
Operating income	61.4	69.7	74.0	127.6
Net income	38.1	42.9	46.2	87.3
Basic earnings per share	.28	.31	.34	.64
Diluted earnings per share	.27	.30	.33	.62
Dividends paid per share — Common Stock and Common Stock Non Voting	.14	.14	.14	.14
Market Price — Common Stock
High	31.25	35.45	35.97	37.50
Low	28.86	31.22	32.40	33.10
Market price — Common Stock Non Voting
High	31.27	35.56	36.07	37.41
Low	28.84	31.00	32.25	33.14
2003
Net sales	$485.4	$527.9	$557.6	$698.7
Gross profit	186.1	197.8	212.5	302.2
Operating income	55.0	56.4	62.7	121.4
Net income from continuing operations	33.4	38.5	40.1	87.2
Net income	35.1	40.0	51.3	84.4
Basic earnings per share
Continuing operations	.24	.28	.29	.63
Discontinued operations	.01	.01	.01	—
Gain on sale of discontinued operations	—	—	.07	—
Cumulative effect	—	—	—	(.02)
Net income	.25	.29	.37	.61
Diluted earnings per share
Continuing operations	.23	.27	.28	.61
Discontinued operations	.01	.01	.01	—
Gain on sale of discontinued operations	—	—	.07	—
Cumulative effect	—	—	—	(.01)
Net income	.25	.28	.36	.59
Dividends paid per share — Common Stock and Common Stock Non Voting	.11	.11	.12	.12
Market Price — Common Stock
High	24.00	26.50	26.80	30.15
Low	22.05	23.00	25.35	26.26
Market price — Common Stock Non Voting
High	24.04	26.90	27.40	30.21
Low	22.10	23.11	25.30	26.43

In the second quarter of 2004, the Company settled a class action lawsuit in the Company’s favor, resulting in a net onetime gain of $8.7 million, included in special charges/(credits). See Note 4 for further information.

In the fourth quarter of 2003, the Company consolidated the lessor of a leased distribution center in accordance with the provisions of FASB Interpretation No. 46, resulting in a cumulative effect of an accounting change of $(2.1) million, net of tax. See Note 1 for further information. Also in the fourth quarter of 2003, the Company sold its interest in non-strategic royalty agreements, which resulted in a one-time gain of $5.2 million.

In the third quarter of 2003, the Company disposed of its U.K. brokerage business and its packaging segment, resulting in a net gain of $9.0 million. Financial information for previous quarters was reclassified to present the results of these discontinued operations separately from continuing operations. Refer to Note 3 for further information.

historical financial summary

(millions except per share data)	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994
For the year
Net sales under EITF 01-09 (1)	$2,526.2	$2,269.6	$2,044.9	$1,939.1	$1,863.5	—	—	—	—	—	—
Net sales prior to EITF 01-09 (1)	—	—	—	2,092.9	1,945.1	$1,837.2	$1,722.3	$1,621.1	$1,571.1	$1,543.3	$1,389.1
Percent increase	11.3%	11.0%	5.5%	4.1%	5.9%	6.7%	6.2%	3.2%	1.8%	11.1%	8.9%
Operating income	332.7	295.5	262.4	219.6	200.5	149.2	163.9	153.9	92.3	152.2	66.3
Income from unconsolidated operations	14.6	16.4	22.4	21.5	18.6	13.4	6.2	7.7	5.6	2.1	7.9
Net income from continuing operations	214.5	199.2	173.8	137.1	124.5	88.1	95.3	89.4	45.4	77.8	32.1
Net income (2) (3) (4) (5) (6)	214.5	210.8	179.8	146.6	137.5	103.3	103.8	98.4	41.9	97.5	61.2

Per common share (7)
Earnings per share — diluted
Continuing operations	$1.52	$1.40	$1.22	$.98	$.89	$.61	$.65	$.59	$.28	$.48	$.20
Discontinued operations (2) (5)	—	.09	.04	.07	.09	.07	.06	.06	.03	.12	.18
Extraordinary item	—	—	—	—	—	—	—	—	(.05)	—	—
Accounting change (3) (6)	—	(.01)	—	—	—	.04	—	—	—	—	—
Net income	1.52	1.48	1.26	1.05	.99	.72	.71	.65	.26	.60	.38
Earnings per share — basic (2) (3) (5) (6)	1.57	1.51	1.29	1.06	1.00	.72	.70	.65	.26	.60	.38
Common dividends declared (8)	.58	.49	.425	.405	.385	.350	.325	.305	.285	.265	.245
Market closing price — end of year	36.45	28.69	23.79	21.50	18.63	16.03	16.69	13.25	12.32	11.82	9.50
Book value per share	6.57	5.50	4.23	3.36	2.63	2.72	2.68	2.66	2.88	3.20	3.02

At Year-End (5)
Total assets	$2,369.6	$2,145.5	$1,930.8	$1,772.0	$1,659.9	$1,188.8	$1,259.1	$1,256.2	$1,326.6	$1,614.3	$1,555.7
Current debt	173.2	171.0	137.3	210.8	551.9	100.6	163.6	121.3	108.9	297.3	214.0
Long-term debt	465.0	448.6	450.9	451.1	157.2	238.4	247.4	276.5	291.2	349.1	374.3
Shareholders’ equity	889.7	755.2	592.3	463.1	359.3	382.4	388.1	393.1	450.0	519.3	490.0
Total capital (9)	1,558.9	1,397.0	1,199.4	1,138.0	1,079.8	721.4	799.1	790.9	850.1	1,165.7	1,078.3

Statistics & Ratios
Percentage of net sales
Gross profit under EITF 01-09 (1)	39.9%	39.6%	39.1%	38.0%	35.2%	—	—	—	—	—	—
Gross profit prior to EITF 01-09 (1)	—	—	—	43.5%	38.5%	36.2%	35.0%	35.5%	36.0%	34.9%	36.8%
Operating income under EITF 01-09 (1)	13.2%	13.0%	12.8%	11.3%	10.8%	—	—	—	—	—	—
Operating income prior to EITF 01-09 (1)	—	—	—	10.5%	10.3%	8.1%	9.5%	9.5%	5.9%	9.9%	4.8%
Net income from continuing operations	8.5%	8.8%	8.5%	7.1%	6.7%	4.8%	5.5%	5.5%	2.9%	5.0%	2.3%
Effective tax rate	30.3%	30.9%	31.0%	32.6%	35.5%	40.4%	35.7%	36.8%	38.6%	35.7%	40.5%
Depreciation and amortization (4)	$72.0	$65.3	$53.4	$60.7	$49.7	$46.1	$43.7	$38.6	$52.6	$52.2	$52.0
Capital expenditures	$69.8	$91.6	$100.4	$96.8	$42.0	$41.0	$37.8	$34.2	$63.8	$71.3	$71.0
Debt-to-total-capital	40.9%	44.4%	49.0%	58.2%	65.7%	47.0%	51.4%	50.3%	47.1%	55.5%	54.6%
Average shares outstanding (7)
Basic	137.0	139.2	139.5	137.8	137.6	142.8	146.6	151.4	161.2	162.4	162.4
Diluted	141.3	142.6	142.3	140.2	139.2	144.0	147.6	151.8	161.4	162.6	163.2

(1)   In 2002, the Company implemented EITF 01-09. Results have been reclassified for 2001 and 2000.

(2)   The Company sold both Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. in 1996.

(3)   In 1999, the Company changed its actuarial method for computing pension expense.

(4)   In 2002, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Prior year results have not been adjusted.

(5)   In 2003, the Company sold its packaging segment and Jenks Sales Brokers in the U.K. All years have been restated for the sale of the packaging segment. Only 2002 and 2001 have been restated for the sale of Jenks.

(6)   In 2003, the Company consolidated the lessor of a leased distribution center in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised.

(7)   All share data adjusted for 2-for-1 stock split effective April 2002.

(8)   Includes fourth quarter dividends which, in some years, were declared in December following the close of each fiscal year.

(9)   Total capital includes debt, minority interest and shareholders’ equity.

investor information

World Headquarters

McCormick & Company, Incorporated

18 Loveton Circle

Sparks, MD 21152-6000

U.S.A.

(410) 771-7301

www.mccormick.com

Stock Information

New York Stock Exchange

Symbol: MKC

Anticipated Dividend Dates — 2005

Record Date	Payment Date
04/04/05	04/15/05
07/08/05	07/22/05
10/07/05	10/21/05
12/30/05	01/20/06

McCormick has paid dividends for 80 consecutive years.

Independent Auditors

Ernst & Young LLP

621 East Pratt Street

Baltimore, MD 21202

Certifications

The Company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Investor Inquiries

Our website www.mccormick.com has our corporate governance principles, as well as annual reports, SEC filings, press releases, webcasts and other useful Company information.

To obtain without cost a copy of the annual report filed with the Securities & Exchange Commission (SEC) on Form 10-K or for general questions about McCormick or information in our annual or quarterly reports, contact Investor Relations at the world headquarters address, website or telephone:

Report ordering:

(800) 424-5855 or (410) 771-7537

Investor and securities analysts’ inquiries:

(410) 771-7244

Registered Shareholder Inquiries

For questions on your account, statements, dividend payments, reinvestment and direct deposit, and for address changes, lost certificates, stock transfers, ownership changes or other administrative matters, contact our transfer agent.

Transfer Agent and Registrar

Wells Fargo Bank, N.A.

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

www.wellsfargo.com/shareownerservices

You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

The Company offers an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock through the Company, place stock certificates into safekeeping and sell shares through the Plan. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

(877) 778-6784 or (651) 450-4064

www.wellsfargo.com/shareownerservices

Stock Price History

3 months ended	High	Low	Close
11/30/04	$37.41	$33.14	$36.45
08/31/04	36.07	32.25	33.55
05/28/04	35.56	31.00	35.45
02/27/04	31.27	28.84	31.27
11/28/03	30.21	26.43	28.69

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 23, 2005, at Marriott’s Hunt Valley Inn, 245 Shawan Road (Exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

Online Receipt of Annual Report and Proxy Statement

If you are a registered shareholder and would like to access next year’s proxy statement and annual report over the Internet, go to www.econsent.com/mkcv/ to enroll for this service.

Trademarks

Use of ® or TM in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

This report is printed on recyclable paper. Adler Design Group designed this year’s report.

McCORMICK & COMPANY 2004 ANNUAL REPORT

McCormick & Company Incorporated
18 Loveton Circle
Sparks, Maryland 21152-6000 U.S.A.
410-771-7301