Form 10-K, Exhibit 13
period 2005-11-30
MCCORMICK & CO INC
filed 2006-01-27
CIK 63754

Exhibit 13

MCCORMICK & COMPANY 2005 ANNUAL REPORT

MCCORMICK MAKES
YOUR FOOD TASTE GREAT.
WE KNOW FLAVOR
INSIDE OUT

In homes around the world, McCormick is the taste you trust. When you eat out, chefs rely on our seasonings, condiments and coatings to create your favorite menu items. And as a supplier to leading food companies, we add great taste to snacks, side dishes, cereal, beverages and other products. Every day you are likely to enjoy a product flavored by McCormick.

With 116 years in the business, we know flavor inside out.

Table of Contents

2	Letter to Shareholders

5	A Discussion with Bob Lawless

6	We Know Flavor Inside Out

14	McCormick At-a-Glance

18	Leadership at McCormick

20	Financial Information

57	Investor Information

Business Description

McCormick is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. Customers range from retail outlets and food service providers to food manufacturers. Founded in 1889 and built on a culture of Multiple Management, McCormick has approximately 8,000 employees.

Financial Highlights

for the year ended November 30 (millions except per share data) includes special charges (credits)	2005	2004	% change

Net sales	$2,592.0	$2,526.2	2.6%

Gross profit	1,036.6	1,007.9	2.8%

Gross profit margin	40.0%	39.9%

Operating income	343.5	332.7	3.2%

Operating income margin	13.3%	13.2%

Net income	214.9	214.5	0.2%

Percent to sales	8.3%	8.5%

Earnings per share from continuing operations – diluted	1.56	1.52	2.6%

Average shares outstanding – diluted	138.1	141.3	(2.3)%

Dividends paid	$86.2	$76.9	12.1%

Dividends paid per share	.64	.56	14.3%

The scent for this year’s annual report is clove.

“Over the last few years, we have taken bold steps to position our business for ongoing long-term growth…our restructuring plan announced in 2005 will continue to position us for growth on this journey.”

Robert J. Lawless

Fellow shareholders,

We have just completed what was our toughest year during my time as chairman and CEO of McCormick. Our 2005 financial results did not reflect the ongoing long-term success and momentum of our business.

Several significant challenges overshadowed an otherwise strong performance. These included a unique vanilla market, difficult business conditions in Europe, the impact of Hurricane Katrina and sales in our industrial business that did not meet our expectations.

The good news is that we have been taking actions to address those challenges...actions that we believe will position us for continued growth. So while we’re disappointed in our 2005 financial results, we view them as a temporary setback in our strong long-term performance.

We remain unique in the food industry in our ability to make all types of food at all types of eating occasions taste great. That, along with the actions we’re taking, makes me confident that we will quickly return to achieving the superior results that investors expect from McCormick.

A Temporary Setback in Our Long-Term Performance

The impacts of the recent vanilla market, difficult business conditions in Europe and Hurricane Katrina were significant and led to overall disappointing financial results. In addition, we did not meet our objectives for sales growth in the industrial business due in part to lower vanilla prices and delays in certain product introductions by our customers. These factors, and special charges related to our restructuring plan, led to earnings per share of $1.56 for 2005. That compares with $1.52 in earnings per share for 2004.

While I’m not happy with that result I am pleased with several aspects of our performance.

We overcame the negative pressure from our industrial business and achieved a 3% sales increase from some key sales growth initiatives:

•          Introducing products that quickly became successful in retail markets.

•          Improving our marketing effectiveness (for example, sales of grinders increased 26% and sales of grilling products increased 21%.)

•          Acquiring the Silvo brand at the end of 2004.

•          Increasing our global reach with snack food seasonings and through restaurant chains in the Asia/Pacific region.

In 2005, cost savings of $33 million exceeded our $25 million goal. These savings, along with our pricing actions, more than offset the higher costs of packaging and fuel, as well as the impact from the year’s significant challenges.

We continued to generate significant cash, which we used to pay dividends and repurchase our shares. We have increased our dividends in each of the last 19 years and at the end of 2005 increased our dividend by13%. We also repurchased $186 million of our shares, following repurchases of $174 million in 2004 and $120 million in 2003. In June 2005, our Board authorized a new $400 million share repurchase program.

As we look back on the past year, we believe the challenges of 2005 are generally behind us. We are pleased with the key aspects of our performance that should get us back on our strong track record of increased sales and profit.

Actions to Position Us for Growth

Over the last few years, we have taken bold steps to position our business for ongoing long-term growth.

We have continued to improve significantly our business processes through B2K, a global initiative that makes effective use of state-of-the-art information technology. B2K began in the United States in 2002, and Europe will implement it during 2006.

We became fully focused on what we do best – providing flavor that makes food taste great. That focus included acquiring Zatarain’s, Silvo and Uniqsauces, and selling our packaging business and our U.K. brokerage operation.

We transitioned our Board to a majority of independent directors, while also developing an outstanding leadership team.

Our restructuring plan announced in 2005 will continue to position us for growth on this journey:

•          Improving our supply chain and lowering costs.

•          Optimizing our industrial business.

•          Further developing and strengthening our leadership team.

Improving our supply chain will include the consolidation of global manufacturing, rationalization of distribution facilities, making the way we go-to-market more efficient and eliminating administrative redundancies. These are significant steps for McCormick that will improve margins for both our consumer and industrial businesses.

Optimizing our industrial business means focusing our resources on those customers and products that offer good margins and the highest growth prospects. Following an in-depth review of our industrial business in 2005, we will reduce the number of customers and products we supply by approximately 25% during the next three years. While this will adversely impact industrial sales by 2-5% during this period, we expect minimal impact on profits. Because we are eliminating lower margin business and reducing or redeploying our resources that support these customers, we are projecting increased margins for the industrial business.

Over the next three years, the charges associated with the supply chain actions and optimization of our industrial business are expected to be $130-$150 million. By 2008, these steps should lower our annual costs approximately $50 million.

Further developing and strengthening our leadership team will help guide our growth. Organizational changes were made to reflect our worldwide growth and the evolution of our customer base. These changes will enable us to take advantage of our regional capabilities while maintaining coordination with our global customers. Bob Davey, who has contributed to our success for nearly 30 years, is retiring from the Company and our Board. Also retiring from McCormick’s Board is Ned Dunn, who has served as a director and important member of our Compensation Committee since 1998. John Bilbrey, Senior Vice President of The Hershey Company and President of Hershey International, has joined our Board.

“We are pleased with the key aspects of our performance that should get us back on our strong track record of increased sales and profits.”

TEN YEAR STOCK PRICE PERFORMANCE

We’re Unique – We Provide Great Taste

Our business is making food taste great. With 116 years in the business, we know flavor inside out.

In a year of improvement initiatives and challenges, our employees remained focused on the business – developing innovative products, manufacturing high-quality products and serving our customers.

Demand for our products continues to grow. Consumers want bold and zesty flavors. They seek convenience and reliable results. They want healthier lifestyles, lower salt or fat in their diets without skimping on taste. We provide the products to meet these needs and more.

We have great customers who are growing in their core markets and expanding internationally.

These are all characteristics of our business that make us confident of ongoing long-term success.

Our strategy – to improve margins, invest in the business and grow sales and profits – is as effective now as it was in1998 when we developed and implemented it. With improved margins we are offsetting higher costs, investing in additional marketing support and product development, and increasing profits.

During the past five years, our annual sales have increased an average of 7%. In that same time, our earnings per share have grown an average of 10% annually. Although our share price declined in 2005, our total shareholder return has exceeded that of the S&P 500 Stock Index and the average of other food companies for the last five years.

I thank the employees of McCormick for making our success possible. I am confident that 2005 was a temporary setback in our progress. Working together, we will be implementing some key initiatives for the business and reestablish our record of strong and consistent growth. We thank you for your continued support and look forward to building value for you.

Robert J. Lawless, Chairman, President and CEO

FIVE YEAR SHAREHOLDER RETURNS

“Our strategy – to improve margins, invest in the business and grow sales and profits – is as effective as it was in 1998 when we developed and implemented it.”

A Discussion with Bob Lawless

What made 2005 a temporary setback in your track record of strong long-term performance?

We face and meet challenges every year, and we did a good job with the extraordinary number and types of challenges that developed during 2005. However, two of those challenges had a particularly significant impact on our earnings:

• A dramatic decline in the cost of vanilla early in 2005 – the first of its kind in more than 20 years – lowered our first-half earnings per share by approximately 5 cents.

• Flat sales in our industrial business – compared with an average sales increase of 5% over the last five years – further reduced our earnings per share.

We’ve taken actions to address these challenges. In our industrial business, by focusing our development capabilities on strategic customers with good margins and strong growth prospects, we will restore this business to its historical growth rates. As for vanilla, changes in sourcing and customer negotiations will make future volatility less likely.

We are confident that our strategies and growth initiatives, our cost reduction efforts and experience in running our business will have us back on track in 2006.

What are your key drivers of sales growth?

New products are a vital part of our sales growth. In recent years, at least 10% of our annual sales came from products launched within the current and two preceding years.

Our innovative marketing enhances our growth potential. For example, in the United States, we are relaunching our major consumer product lines with new packaging, new merchandising and new items. This rollout began late in 2005 and will continue through 2006. Geographically, we are expanding into new markets with our current products, with new products and through acquisitions. In our existing markets, we are seeking to acquire brands that have a strong flavor profile complementing our existing product lineup.

What makes McCormick different? Why is it a good investment?

First, we overcome obstacles quickly. Despite the significant challenges of 2005, we were able to deliver a 3% sales increase and 3% increase in earnings per share. Second, with focused leadership and motivated employees, we continue to execute well, even in a period of challenges. During 2005, we demonstrated this ability with our progress in implementing B2K in Europe, the integration of the Silvo acquisition, the quick recovery of our Zatarain’s operations following Hurricane Katrina and the relaunch of our entire dry seasoning mix line in the U.S.

Third, our customers count on us for great flavors. This is the key element of our successful and long-standing relationships. The fourth area I want to point to is our willingness to challenge ourselves. We continue to seek ways to improve our leadership and organization, our capabilities and processes, our products and marketing, and our relationships with customers and suppliers.

This is a great business – making food taste terrific. No one does that better than McCormick. We are uniquely positioned to continue building shareholder value.

“We continue to seek ways to improve our leadership and organization, our capabilities and processes, our products and marketing, and our relationships with customers and suppliers.”

McCormick
MEAL IDEA CENTER
McCormick
NEW
NEW!
GRAVY
MEXICAN
PASTA
BEEF
SAUCES
CHILI
VALUE SIZE!

Inside the grocery store, we take a leading role in driving sales. In more than 20,000 U.S. retail stores we recently restaged our entire line of seasoning mixes with more appealing packaging, more effective merchandising and some exciting new products.

Because we know flavor…we’re the clear market leader and we’re driving category growth. Our brands have a strong leading share – whether it is McCormick in the United States, Schwartz in the United Kingdom, Ducros in France or our brands in other key markets.

In addition to providing our customers with the leading retail brand, we are often their source for store-branded products.

Maintaining market leadership requires acting like a leader by bringing innovation, news and excitement to the consumer. In the United States, the United Kingdom and France, we restaged our entire line of seasoning mixes with more appealing packaging, more effective merchandising and some exciting new products. We are following that with a comprehensive relaunch of our U.S. spice and seasoning line in 2006. It has been nearly 20 years since we had such a significant and comprehensive initiative behind these products, and we believe it will reenergize and enhance consumer demand.

Our increased advertising over recent years continues to have impact. In 2005, we focused our U.S. advertising on grinders, GrillMates® and Zatarain’s®. We also developed ways to better meet the needs of Hispanic consumers, among whom we are the top brand in our category. With advertising and the launch of new products, we increased sales of Hispanic-targeted products by 20% in 2005.

With better merchandising, new products and improved packaging, we are driving category growth. In 2005, our primary category in the United States rose 3%. In the United Kingdom the increase was 3%, in Canada it was 4% and in Australia the category increased 6%.

Our market share exceeds that of the next largest competitor in key markets.

We are driving category growth with effective marketing and innovative new products.

Because we know flavor…our innovative new products are driving sales. Our sensory capabilities – starting with developing the products and ending with consumer testing – are among the best in the industry.

11% of 2005 net sales were from products introduced in the last three years.

Today, more than 70% of sales are from value-added products, up from around 60% just five years ago.

Our skills and processes lead to consumer-preferred products and with continued focus on efficiencies, we’re increasing our productivity. New product sales per development professional have increased 40% during the last three years.

In our consumer business, we are introducing wet products such as a line of cooking pastes in North America, Europe and the Asia/Pacific region. In the United States, varieties like teriyaki beef and country herb chicken offer greater convenience and more options than traditional seasoning blends. Our spice grinders, grilling products and Zatarain’s® Ready-to-Serve Rice are just a few of our innovative products that have quickly become family favorites.

In our industrial business, our customers who are food manufacturers launched new fruit snacks, cereals, beverages, meal kits, snack chips and snack bars – all of which contain key flavors that we provide. We collaborate with our food service customers and have recently developed creative new products to flavor items on their menus – bread toppings for sub sandwiches, exotic dressings that go in wraps, sauces to top steak and grilled fish, and dessert seasonings sprinkled on specialty coffee and tea.

Making food taste great is an ongoing process, and we have a promising pipeline of innovative products that will be a key driver of sales growth in 2006 and beyond.

Outside or in,

McCormick is the taste behind your favorite foods. In 2005 we grew global sales of grilling products 21% and grinders 26%. We have few boundaries as we seek new ways to add flavor.

Because we know flavor…customers rely on us for superior quality and service. Whether it is a restaurant chef, a leading food company or a retail grocery chain, our customer relationships are paramount.

We enjoy strategic relationships with many industry leaders. Here are just a few of the premier customers that have recognized McCormick with awards for innovation, service and quality.

Darden

McDonald’s

PepsiCo

Subway

Sysco

Wendy’s

YUM!

In the U.S. we supply 9 of the top 10 quick service restaurants, 19 of the top 20 food companies and all 20 of the top retail grocery chains. Our customers count on us for dynamic product ideas, flavor expertise and knowledge about the consumer and marketplace.

Our state-of-the-art technology matches the pace of a business environment that is continuously challenging and rapidly changing. Our formula management initiatives increase the speed of product development. In 2006, we’ll be using radio frequency tagging (RFID) to meet customer requirements to improve logistics.

Many major food and restaurant companies – including McDonald’s, PepsiCo, Sysco and others – recognize us as a premier supplier. Many of our customer relationships go back more than 25 years. We have multi-functional teams whose priorities are to ensure we meet and exceed our customers’ expectations. We are also building and nurturing relationships with strategic customers for both our consumer and industrial businesses.

As our customers expand with new store formats and into new regions, we’re able to achieve parallel growth. For example, quick service and casual dining restaurant sales are projected to increase 4-5% through 2008. And we’ll grow with them. That’s the case with all of our customers domestically and internationally. As they grow, we grow.

Inside the restaurant kitchen, chefs rely on McCormick to create their signature dishes. In China, an increase in eating out contributed to a 7% increase in industrial sales in the Asia/Pacific region in 2005.

Because we know flavor…we’re part of all the latest trends. Whether consumers are seeking convenience, healthier food or an indulgence treat, we’re well-positioned to provide the flavor and make their choice taste great.

More than 2.5 million unique visitors accessed our web site, www.mccormick.com, in 2005. One of our features is “A Taste for Health” where consumers find ideas for healthy, great-tasting meals.

Many of the latest trends create a demand for our development capabilities and flavor solutions.

According to a recent NPD group study “Eating Patterns in America,” taste is the No.1 factor when choosing food to make and eat at home. We flavor many “on-trend” products. In our consumer business, we have a line of products for fruits and vegetables in North America, Europe and the Asia/Pacific region. With product innovation and through acquisitions, we have built a 30 percent U.S. market share in seafood complements –sauces, coatings and marinades. Our new lineup of seasoning mixes offers a convenient way to get a great tasting dinner on the table in 30 minutes or less.

For restaurants, we provide condiments, seasonings, coatings and more. This gives us the ability to participate in a wide range of menu items. Our customers extend from quick service restaurants to fine dining establishments. No matter where people choose to eat, we can provide the flavor and make their meal taste terrific.

The possibilities to flavor food products are nearly limitless. Snack foods, dairy products, side dishes and beverages are just a few of the many grocery store items for which we provide the flavor. In the past four years, more than 13,000 products in the United States have been fortified with added health benefits. We are working on advanced flavors to develop the enhancers, replacers and maskers that make these types of products taste great.

Flavor is fun and drives what we all choose to eat and enjoy. With our various product lines and geographic reach, no matter where or what you eat each day, you are likely to taste a great McCormick flavor.

Outside biking or working out indoors at the health club, consumers around the world have an increased interest in healthier food, but also demand great taste. That’s where McCormick steps in. We develop great flavors for snack bars, beverages and much more.

McCormick At-a-Glance

	Consumer Business	Industrial Business

What We Do	Make food taste great with seasoning	Help our customers make food taste great
	blends, spices, herbs, extracts, sauces,	with seasoning blends, coating systems,
	marinades and specialty foods marketed	wet flavors, compound flavors and more.
as our brands and private label products.

Our Customers	Retail outlets that include grocery, mass	Food manufacturers and food service
	merchandise, discount and drug stores.	customers that we serve both directly and
indirectly through distributors.

How We’re Doing	Achieving a leading share in our largest	Achieving a leading share in key
	markets:	markets:
	• Nearly 50 percent market share in the	• Sales of snack seasonings.
	United States, the United Kingdom and	• Sales to food distributors.
	the Netherlands.	Continually increasing our well-recognized
	• More than 50 percent market share in	reputation with the industry:
France and Canada.
• Our capabilities and expertise in
	Achieving category leadership with our	culinary, sensory and other areas make
	brands including:	us stand out from our competitors.
• McCormick in the United States
and Mexico.
• Schwartz in the United Kingdom.
• Ducros in France.
• Club House in Canada.
• Silvo in the Netherlands.

How We’re Growing	Developing innovative new products:	Supporting the global expansion of our
	• Growing consumer demand for great	industry-leading customers:
	flavors and convenience.	• Expansion of our capabilities where our
customers are growing – Europe and
	Increasing our marketing effectiveness:	the Asia/Pacific region.
• Better promotion, advertising and
	merchandising.	Building current and new strategic
partnerships:
Expanding our distribution:
• Focused resources on increased
	• Into new markets in Europe and the	collaboration.
Asia/Pacific region.
	• With acquisitions of niche brands and	• Developing consumer-preferred
	products that complement our existing	value-added products:
	brands and products.	• Drive sales and expand margins.
• Target high-growth trends – wellness,
convenience and indulgence.

Industrial Product Capabilities

COMPOUND FLAVORS

Beverage flavors

Dairy flavors

Confectionery flavors

PROCESSED FLAVORS

Meat flavors

Savory flavors

SEASONINGS

Seasoning blends

Salty snack seasonings

Side dish seasonings (rice, pasta, potato)

Sauces and gravies

COATING SYSTEMS

Batters

Breaders

Marinades

Glazes

Rubs

WET FLAVORS

Sandwich sauces

Condiments

Seafood cocktail sauces

Salad dressings

Flavored oils

INGREDIENTS

Spices and herbs

Extracts

Essential oils and oleoresins

Tomato powder

From locations around the world, our consumer brands reach nearly100 countries. Our industrial business provides a wide range of products to multinational restaurants and food processors. McCormick flavors span the globe.

Consumer Brands

McCormick At-a-Glance

Our community service efforts enrich communities around the world. In 2005, a grant was made to help children in El Salvador.

By showing “concern for one another,” we have helped the less advantaged around the globe.

Our charitable commitment has its roots in our founding. Today,116 years later, it remains a vibrant part of who we are, from the plant floor to the executive suite, from Baltimore to Beijing.

McCormick’s formal program of charitable giving helps fund worthwhile causes. Projects that are civic, health, welfare, education and the arts receive the most attention. These grants are made in communities around the world where we have facilities. Programs like the McCormick Unsung Heroes Awards, student scholarships and Charity Day, which fosters employee giving to a wide range of causes, have existed for more than 60 years. Additionally, many of our global employees devote their time and talents to numerous community endeavors. Their involvement ranges from serving on boards to grassroots-level volunteering.

In 2004, we added another chapter to our history of benevolence by creating the McCormick Community Service Award. The program recognizes those employees who best exemplify McCormick’s commitment to improve our communities. A grand prize winner receives $25,000 for his or her charity of choice. Several finalists receive $5,000 each for their charities.

The winner of the award presented in 2005 was Rogelio Pineda, an Information Technology Manager at McCormick de Centro America in El Salvador. Rogelio volunteers with an organization called Club Activo 20-30 San Salvador. It assists children, particularly those who are disabled or orphaned. Recently, the club has helped fund a school building for 700 underprivileged children, helped obtain wheelchairs for others, funded difficult to obtain medical treatments, brought entertainment to thousands of children and raised money to support public schools with essential supplies.

“The club is constantly involved in projects to raise funds for our programs,” Rogelio said. “So winning the McCormick Community Service Award was truly a blessing. I have liked to help people all of my life, and the club gives me that chance. The best prize we can get is to see a smile on the face of a child who has little reason to smile. Our club slogan says it all: ‘A person never stands so tall as when kneeling to help a child.’”

We call them “Shared Values.” They are points of focus that are the essence of our corporate culture. One of those values is simply “Concern for One Another.” It is demonstrated in our approach to community service.

Hurricane Katrina

Helping those in need is at the core of our community service. The reality of that mission struck much closer to home in August 2005 than we ever could have imagined. Hurricane Katrina devastated New Orleans and much of the Gulf Coast of the United States. McCormick’s Zatarain’s operation, based in Gretna, Louisiana, is near New Orleans. It was not flooded like much of the area, but the facility did suffer wind and water damage. Of greater importance, hundreds of Zatarain’s employees had their lives seriously disrupted with some losing their homes. While struggling to get the business functioning again, the Zatarain’s staff felt compelled to help their affected area and distributed 100,000 “Ready to Serve Meals” to neighboring communities. Tireless hours have been spent ensuring that customer orders are filled as the recovery work in Gretna continues.

McCormick employees from around the world were affected by the suffering of their co-workers in Louisiana. In response, a special fundraising effort with global employee donations was held to provide assistance for the Zatarain’s employees who must rebuild their lives. McCormick matched employee donations dollar for dollar.

Around the world and close to home, McCormick’s volunteer efforts improve the quality of life in our communities. It’s rooted in our Shared Value, “Concern for One Another.”

Hurricane Katrina struck the Gulf Coast and dramatically impacted the lives of our Zatarain’s employees and the business in Gretna, Louisiana. Zatarain’s donated food to neighboring communities, and the employees rallied together to ensure the continued operation of the business. McCormick employees around the world made financial donations to assist their beleaguered colleagues in Louisiana. It was a community service effort unlike any other in McCormick’s history.

Board of Directors

During 2005, we made organizational changes to respond to the growth of our businesses worldwide and the evolution of our customer base. Our new structure takes advantage of our regional capabilities while retaining coordination with our global customers. Named to lead the consumer and industrial businesses were (left to right) Chuck Langmead, Mark Timbie and Alan Wilson.

Executive Officers

Robert J. Lawless

Chairman of the Board, President & Chief Executive Officer

Paul C. Beard

Vice President – Finance &Treasurer

Francis A. Contino

Executive Vice President – Strategic Planning & Chief Financial Officer

Kenneth A. Kelly, Jr.

Vice President & Controller

Lawrence E. Kurzius

President – U.S. Consumer Foods

Charles T. Langmead

President – U.S. Industrial Group

Robert W. Skelton

Senior Vice President, General Counsel & Secretary

Mark T. Timbie

President – International

Karen D. Weatherholtz

Senior Vice President – Human Relations

Alan D. Wilson

President – North American Consumer Foods and U.S. Supply Chain

Corporate Governance

McCormick’s mission is to enhance shareholder value. McCormick employees conduct business under the leadership of the Chief Executive Officer and the oversight and direction of the Board of Directors. Both management and the Board of Directors believe that the creation of long-term shareholder value requires us to conduct our business honestly and ethically and in accordance with applicable laws. We also believe that shareholder value is well served if the interests of our employees, customers, suppliers, consumers, and the communities in which we live, are appropriately addressed.

McCormick’s success is grounded in its value system as evidenced by our core values.

We are open and honest in business dealings inside and outside McCormick. We are dependable and truthful and keep our promises.

Our employees and our Board of Directors are committed to growing our business in accordance with our governance structure, principles and code of ethics.

Our “key ingredient” is the people of McCormick...

Ethical Behavior
Teamwork
High Performance
Innovation
Concern for One Another
=	Success

Barry H. Beracha 63

Executive Vice President

Sara Lee Corporation (retired)

Chief Executive Officer

Sara Lee Bakery Group (retired)

Chicago, Illinois

Director since 2000

Compensation Committee member*

James T. Brady 65

Managing Director, Mid-Atlantic

Ballantrae International, Ltd.

Ijamsville, Maryland

Director since 1998

Audit Committee member*

J. Michael Fitzpatrick 59

President & Chief Operating Officer

Rohm and Haas Company (retired)

Philadelphia, Pennsylvania

Director since 2001

Compensation Committee member

Nominating/Corporate Governance

Committee member

Robert J. Lawless 59

Chairman of the Board, President

and Chief Executive Officer

McCormick & Company, Inc.

Director since 1994

William E. Stevens 63

Chairman, BBI Group

St. Louis, Missouri

Director since 1988

Audit Committee member

John P. Bilbrey 49

Senior Vice President

The Hershey Company

President – Hershey International

Hershey, Pennsylvania

Director since 2005

Compensation Committee member

Francis A. Contino 60

Executive Vice President –

Strategic Planning and

Chief Financial Officer

McCormick & Company, Inc.

Director since 1998

Freeman A. Hrabowski, III 55

President

University of Maryland

Baltimore County

Baltimore, Maryland

Director since 1997

Nominating / Corporate Governance

Committee member*

Margaret M.V. Preston 48

Executive Vice President

Mercantile Private Wealth Management

Mercantile Safe Deposit & Trust Company

Baltimore, Maryland

Director since 2003

Audit Committee member

Karen D. Weatherholtz 55

Senior Vice President –

Human Relations

McCormick & Company, Inc.

Director since 1992

* Denotes committee chairman

Financial Information

21	Management’s Discussion and Analysis

21	Executive Summary
23	Results of Operations – 2005 compared to 2004
25	Results of Operations – 2004 compared to 2003
27	Financial Condition
29	Acquisitions
29	B2K
30	Special Charges
31	Discontinued Operations
31	Market Risk Sensitivity
33	Contractual Obligations and Commercial Commitments
34	Off-Balance Sheet Arrangements
34	Recently Issued Accounting Pronouncements
34	Critical Accounting Estimates and Assumptions
35	Forward-Looking Information

36	Report of Management

36	Reports of Independent Registered Public Accounting Firm

38	Consolidated Financial Statements

38	Consolidated Statement of Income
39	Consolidated Balance Sheet
40	Consolidated Statement of Cash Flows
41	Consolidated Statement of Shareholders’ Equity

42	Notes to Consolidated Financial Statements

42	Summary of Significant Accounting Policies
44	Acquisitions
45	Discontinued Operations
45	Special Charges
47	Goodwill and Intangible Assets
47	Investments in Affiliates
47	Financing Arrangements
48	Financial Instruments
49	Pension and 401(k) Retirement Plans
51	Postretirement Benefits Other than Pensions
52	Income Taxes
53	Stock-Based Compensation Plans
53	Earnings Per Share
53	Capital Stocks
53	Commitments and Contingencies
54	Business Segments and Geographic Areas
55	Supplemental Financial Statement Data
55	Selected Quarterly Data (Unaudited)

56	Historical Financial Summary

Management’s Discussion and Analysis

Executive Summary

Business Overview

McCormick & Company is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. Our major sales, distribution and production facilities are located in North America and Europe, and our products reach nearly 100 countries around the world. Additional facilities are based in Mexico, Central America, Australia, China, Singapore, Thailand and South Africa. In 2005, approximately 39% of sales were outside the U.S.

We operate in two business segments, consumer and industrial. In 2005, our consumer business was 54% of sales and our industrial business was 46% of sales. Consistent with market conditions in each segment, our consumer business has a higher overall profit margin than our industrial business.

Our consumer business supplies a variety of retail outlets that include grocery, mass merchandise, discount and drug stores. Customers are serviced both directly and indirectly through distributors or wholesalers. Products for our consumer segment include spices, herbs, extracts, seasoning blends, sauces, marinades and specialty foods. In 2005, 66% of net sales were in the Americas, 30% in Europe and 4% in the Asia/Pacific region. In our primary markets, we supply both branded and private label products and have a leading share that is more than twice the size of the next largest competitor. We are growing our consumer business by developing innovative products, increasing marketing effectiveness, expanding distribution and acquiring leading brands and niche products.

Our industrial business works closely with customers to develop leading products that become marketplace winners. We supply both food manufacturers and the food service industry. Food service customers are supplied both directly and indirectly through distributors. Products for our industrial segment include seasoning blends, spices, herbs, wet flavors, compound flavors and coating systems. In 2005, 74% of net sales were in the Americas, 18% in Europe and 8% in the Asia/Pacific region. We have many competitors who also supply products to food manufacturers, as well as the food service industry. We are driving sales for our industrial business by supporting the global expansion of our customers, building current and new strategic partnerships, and developing consumer-preferred, value-added products.

With our consumer and industrial segments, we have the customer base and product development skills to provide flavor solutions for all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack.

We purchase a significant amount of raw materials from areas throughout the world. The most significant raw materials are cheese, packaging supplies, pepper, capsicums, garlic, onion and vanilla. Some of these are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other unpredictable factors. While future movements of raw material costs and availability are uncertain, we respond to this volatility in a number of ways including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments.

Strategy for Growth

Our strategy is to improve margins, invest in our business and increase sales and profits.

We have increased margins with cost-savings programs, new capabilities and processes introduced through our B2K program, acquisitions of high-margin brands and the introduction of higher-margin, more value-added products. Since 2000, gross profit margin has increased 4.8 percentage points. Our B2K program is a global initiative that is significantly improving business processes through state-of-the-art information technology. Utilizing B2K, we have improved the supply chain throughout McCormick. In 2005, $33 million of cost savings were realized, comprised of $21 million of cost of goods sold and $12 million of selling, general and administrative savings. This followed $24 million of cost savings in 2004.

As the next step in our progress with margin improvement, we announced in September 2005 significant actions to improve our global supply chain. We also conducted a comprehensive review of our industrial business that identified additional actions to improve this business. These actions were put together in a comprehensive restructuring plan which the Board approved in November 2005. This restructuring plan is expected to reduce complexity and create an organization that is more focused on growth opportunities in both the consumer and industrial businesses. This plan is described in more detail later in MD&A and in note 4 of the notes to consolidated financial statements.

In addition to increasing profits, a portion of the higher margin has supported investment in business growth initiatives. Since 2000, we have significantly increased our investment in areas such as advertising, promotion and product development to drive sales. Based on our strong business fundamentals and improvement actions underway, we believe our business can generate sales growth of 3-5% and an 8 -10% increase in earnings per share through 2008. This sales growth will continue to be achieved through innovative new products, effective marketing, distribution gains and acquisitions.

Our business generates strong cash flow which has increased in recent years. Actions to grow net income and reduce inventory should lead to further gains. We have consistently paid dividends and expect to increase dividends at a rate similar to the increase in earnings per share. Additional cash is being used to fund strategic acquisitions to extend our business into new product niches or new markets. Another use of cash is share repurchase. An active share repurchase program is lowering shares outstanding and improving value for McCormick shareholders.

Results of Operations – 2005 compared to 2004

for the year ended November 30 (millions except per share data)	2005	2004
Net sales	$2,592.0	$2,526.2
Gross profit	1,036.6	1,007.9
Gross profit margin	40.0%	39.9%
Selling, general and administrative expense	681.9	677.7
Percentage of sales	26.3%	26.8%
Operating income	343.5	332.7
Operating income margin	13.3%	13.2%
Earnings per share from continuing operations – diluted	1.56	1.52

For the year ended November 30, 2005, we reported sales of $2.6 billion, an increase of 2.6% versus 2004, including a 1.0% increase from favorable foreign exchange rates. Key initiatives that drove sales in 2005 included acquisitions, new products, improved marketing and price increases. Sales from Silvo, acquired at the end of 2004, contributed 1.5% to the sales increase. During 2005, net sales were negatively impacted by several factors. First, industrial sales were reduced by lower pricing of vanilla products and the elimination of lower-margin products in Europe. Second, consumer sales in the fourth quarter were affected by the impact of Hurricane Katrina on sales in the Gulf region of the U.S. Third, consumer sales of a limited range of higher volume spice and herb items in France continued to be adversely impacted by low priced products in alternative retail channels. We estimate that these three factors lowered sales for 2005 by approximately 2%.

Gross profit margin increased to 40.0% in 2005 from 39.9% in 2004. In 2005, we exceeded our goal of lowering costs by $25 million, achieving savings of $33 million. Improved segment mix through a higher proportion of consumer versus industrial sales and pricing actions also improved gross profit margin. Significant cost increases in certain raw materials, packaging and fuel offset much of the gross profit margin increase.

Selling, general and administrative expenses were higher in 2005 than 2004 on a dollar basis but declined as a percentage of net sales. The dollar increase was primarily due to increased distribution expenses and higher sales promotion expenses. The increase in distribution expenses was primarily due to higher fuel costs. In our consumer business, we increased sales promotion expenses in order to launch several new products and to support our brand name. The decrease in selling, general and administrative expenses as a percentage of net sales was primarily due to lower incentive compensation associated with our 2005 results. In addition, advertising was down slightly as we suspended some of our advertising for the Zatarain’s brand following Hurricane Katrina.

Special charges were $11.2 million in 2005 compared to a credit of $2.5 million in 2004. The 2004 special charges included a net gain of $8.7 million recorded in 2004 for funds received from a class action lawsuit that was settled in our favor. The charges in the current year are primarily due to the implementation of the new restructuring plan, discussed later in MD&A and in note 4 of the notes to consolidated financial statements.

Interest expense in 2005 increased $7.2 million. Average borrowings during the year increased slightly, however, higher interest rates on our variable rate debt during 2005 accounted for most of this increase.

Other income decreased to $0.4 million in 2005 compared to $2.1 million in 2004 due to lower interest income.

The effective tax rate was 32.7% in 2005 up from 30.3% in 2004. The increase in the effective tax rate was due to the final utilization of certain net operating loss carryforwards in 2004 which were no longer available in 2005 and the mix of earnings among the different tax jurisdictions in which we operate.

Income from unconsolidated operations increased 41% in 2005 compared to 2004. This increase is mainly attributable to higher income from our joint venture in Mexico where more effective marketing programs and promotions, new product launches, reduced expenses and lower soybean oil costs all contributed to the improved performance.

Net income was $214.9 million in 2005 compared to $214.5 million in 2004. Diluted earnings per share in 2005 were $1.56 and included an $11.2 million charge ($0.05 per share) for actions taken under our restructuring plan. In 2004 earnings per share were $1.52 and included a special credit of $2.5 million. Earnings per share rose as a result of higher sales, an increase in unconsolidated income and lower shares outstanding, offset in part by the increase in special charges, a higher effective tax rate, an increase in interest expense and a decrease in other income.

Consumer Business

for the year ended November 30 (millions)	2005	2004
Net sales	$1,401.8	$1,339.8
Operating income	283.1	269.7
Operating income margin	20.2%	20.1%

In 2005, sales from our consumer business increased 4.6% compared to 2004. Sales from Silvo, acquired in November 2004, added 2.8% to sales and favorable foreign exchange rates added 0.9%. The additional increase of 0.9% was mainly driven by pricing actions taken in 2005. In the Americas, consumer business sales increased 2.9% with 2.6% of the sales increase from price and product mix, 0.6% from favorable foreign exchange and a slight volume decrease of 0.3%. During the fourth quarter, demand for our McCormick and Zatarain’s consumer products in the U.S. Gulf Region was lower due to the effects of Hurricane Katrina. This had a negative impact of approximately 1% on the full year results. The remaining increase was driven by more effective marketing, new product introductions and pricing actions. In Europe, sales rose 9.9%, with Silvo adding 10.0%, favorable foreign exchange contributing 1.4%, both offset by decreases from volume, price and product mix of 1.5%. We continue to experience difficult retail conditions for a limited range of larger volume spice and herb products in France. While progress has been made in slowing the migration of sales to alternative channels, the poor economic conditions in France are complicating the recovery. In this region we have been successfully growing sales of value-added products such as dessert items, pastes and grinders with retail customers. Sales in the Asia/Pacific region decreased 3.4% due to unfavorable volume, price and product mix of 6.7% partly offset by favorable foreign exchange of 3.3%. Volumes in China were affected by our reduction in the number of distributors as we move to a higher quality network. Sales in the Asia/Pacific region are less than 5% of our consumer business.

Operating income from our consumer business increased 5.0% to $283.1 million. The operating income increase was driven by strong sales performance, cost reduction efforts and pricing actions. Operating income margin (operating income as a percentage of net sales) increased from 20.1% in 2004 to 20.2% in 2005. Cost savings on supply chain initiatives more than offset increases in special charges, fuel and the negative profit impact of challenging market conditions in Europe, particularly in France.

Special charges in the consumer business increased to $10.1 million in 2005 from $1.0 million in 2004. Special charges in the consumer business for 2005 included certain severance costs associated with the closing of our consumer manufacturing plant in Salinas, California, closing costs for a small plant in Belgium and costs associated with the reorganization of the distribution networks in the U.S. and Europe. Special charges in the consumer business for 2004 consisted of additional costs associated with the finalization of the production facilities consolidation in Canada.

Industrial Business

for the year ended November 30 (millions)	2005	2004
Net sales	$1,190.2	$1,186.4
Operating income	105.3	113.6
Operating income margin	8.8%	9.6%

For 2005, sales from the industrial business rose 0.3% as compared to 2004. Favorable foreign exchange added 1.0% to sales while unfavorable volume, price and product mix decreased sales 0.7%. As anticipated, lower vanilla pricing in 2005 decreased sales approximately 2% and actions to eliminate lower margin products in Europe decreased sales approximately 1%. Sales in the Americas rose 0.9% with favorable foreign exchange adding 0.9%. In this region, lower vanilla pricing reduced sales approximately 3%. The remaining sales increase of approximately 3% was due to strength in snack food seasonings, certain new product successes and improved sales in the food service distributor channel. In Europe, sales declined 4.5% as unfavorable volume, price and product mix reduced sales 5.5% offset by favorable foreign exchange which added 1.0%. Included in the 5.5% decrease from volume, price and product mix was the impact of the elimination of lower margin products which decreased sales approximately 4%. In the Asia/Pacific region, sales increased 7.2% with a 4.9% increase from higher volume, price and product mix and 2.3% from foreign exchange. The increase was driven by strong sales of snack seasonings and to quick service restaurants which continue to expand their stores.

Operating income from our industrial business decreased 7.3% to $105.3 million and operating income margin was 8.8% in 2005, down from 9.6% in 2004.The sale of high cost vanilla beans during a period of declining prices, reduced operating income approximately $15 million during 2005, offsetting the benefit of cost reduction efforts. Operating income in 2004 was reduced by a $6.2 million operational accounting adjustment at an industrial plant in Scotland.

Special charges in the industrial business decreased to $0.1 million in 2005 from $3.0 million in 2004. Special charges in the industrial business for 2004 consisted of additional costs associated with the consolidation of production facilities in Canada and additional costs related to the consolidation of manufacturing facilities in the U.K.

Results of Operations – 2004 compared to 2003

for the year ended November 30 (millions except per share data)	2004	2003
Net sales	$2,526.2	$2,269.6
Gross profit	1,007.9	898.6
Gross profit margin	39.9%	39.6%
Selling, general and administrative expense	677.7	597.6
Percentage of sales	26.8%	26.3%
Operating income	332.7	295.5
Operating income margin	13.2%	13.0%
Earnings per share from continuing operations – diluted	1.52	1.40

For the year ended November 30, 2004, we reported net sales from continuing operations of $2.5 billion, an increase of 11.3% above 2003. Sales growth was the result of a 4.2% volume increase, 3.7% from favorable foreign exchange rates, 2.2% in the first half of the year from the acquisition of Zatarain’s and a 1.2% increase in pricing and product mix. The acquisition of Silvo on November 1, 2004 added $4.5 million in sales in 2004. During 2004, we achieved higher volume with new products, expanded distribution and more effective marketing.

Gross profit margin increased to 39.9% in 2004 from 39.6% in 2003. The gross profit margin increase was due to cost reductions of $24 million. Sales of more value-added products and pricing actions in our consumer business also improved gross profit margin. Higher costs of employee benefits, fuel and a competitive operating environment in Europe during 2004 partly offset the gross profit margin increase.

Selling, general and administrative expenses were higher in 2004 than 2003 on both a dollar basis and as a percentage of net sales. These increases were primarily due to increased distribution expenses, higher advertising expenses and increased employee benefit costs. The increase in distribution expenses was primarily due to higher fuel costs, as well as freight and warehousing costs associated with new product introductions, and incremental distribution costs related to the acquired Zatarain’s business.  The increase in employee benefit costs was mainly the result of higher pension costs in 2004 compared to 2003. In our consumer business, advertising expenses increased in order to launch several new products and to support our brand name.

Special charges were a credit of $2.5 million in 2004 compared to a charge of $5.5 million in 2003. This change was primarily due to a net gain of $8.7 million recorded in 2004 for funds received from a class action lawsuit that was settled in our favor.

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

Interest expense from continuing operations increased $2.4 million. Higher average debt levels during 2004 contributed to this increase, partially offset by repayment of higher rate long-term debt.

Other income decreased to $2.1 million in 2004 compared to $13.1 million in 2003 due to two significant transactions recorded in 2003. In 2003, we benefited from $5.4 million of interest income received on the Ducros purchase price refund and a one-time gain of $5.2 million from the sale of an interest in non-strategic royalty agreements. We entered into the non-strategic royalty agreements in 1995 and since then had benefited modestly from tax credits and royalty income.

Our effective tax rate was 30.3% in 2004, down from 30.9% in 2003. The decrease in the effective tax rate was due to mix of earnings among the different taxing jurisdictions in which we operate and the settlement of tax audits for less than amounts previously accrued.

Income from unconsolidated operations decreased 11.0% in 2004 when compared to 2003. This decline was mainly attributable to lower income from our Signature Brands and Japan joint ventures. Our Signature Brands business, a cake decorating business in the U.S., was impacted by a decline in the overall U.S. cake mix category. Our retail joint venture in Japan moved their business to a new distributor in 2004 with the objective of building sales in this market over time. We experienced a period of startup costs associated with the transition to this new distributor. Income from our joint venture in Mexico was equal to last year.

Income from continuing operations was $214.5 million in 2004 compared to $199.2 million in 2003. Diluted earnings per share from continuing operations increased $0.12, comprised of $0.18 from higher sales and operating margin and a $0.02 benefit from fewer shares outstanding and a lower effective tax rate, offset by a $0.05 decline in other income, a $0.02 increase in interest expense and minority interest, and a $0.01 decline in income from unconsolidated operations.

Consumer Business

for the year ended November 30 (millions)	2004	2003
Net sales	$1,339.8	$1,162.3
Operating income	269.7	230.9
Operating income margin	20.1%	19.9%

In 2004, sales from our consumer business increased 15.3% compared to 2003. Higher volumes added 10.0% to sales, with 4.3% of the volume increase due to the impact in the first half of the year of the Zatarain’s business. Favorable foreign exchange added 4.3% and positive price and product mix added 1.0%. Sales rose 16.1% in the Americas, with 14.6% of the sales increase from higher volume, 0.8% from price and product mix, and 0.7% from foreign exchange. New products, more effective marketing and distribution gains drove an 8.1% volume increase, with the remaining 6.5% attributable to the Zatarain’s acquisition. Price increases on certain products were partially offset by the change in mix of products sold. Sales in Europe rose 14.1%, with favorable foreign exchange contributing 11.7%, the Silvo acquisition in November 2004 adding 1.3% and price and product mix adding 1.1%. Excluding the foreign exchange and Silvo sales benefits, sales in Europe remained relatively flat. New product and distribution gains were offset by more intense competitive conditions, particularly in France. The spice and seasoning category in France was affected by private label and economy products, particularly with the expansion of discount retail chains into this market. Sales in the Asia/Pacific region increased 11.2%, with favor able foreign exchange contributing 10.4% and higher volume adding 2.7%, partially offset by a 1.9% decline due to unfavorable price and product mix. Volume was affected by an initiative in China to de-emphasize lower margin products. New private label business in Australia contributed to an unfavorable price and product mix.

Operating income from our consumer business increased 16.8% to $269.7 million, despite a $14.7 million increase in advertising expense. The operating income increase was driven by strong sales performance, cost reduction efforts and pricing actions. Operating income margin (operating income as a percentage of net sales) increased from 19.9% in 2003 to 20.1% in 2004. Cost savings on supply chain initiatives more than offset increases in fuel, employee benefits, advertising costs, international reorganization costs, as well as the difficult competitive environment in Europe. Special charges in the consumer business decreased to $1.0 million in 2004 from $1.8 million in 2003. Special charges in the consumer business for 2004 consisted of additional costs associated with the finalization of the production facilities consolidation in Canada. Special charges in the consumer business for 2003 consisted of costs associated with the production facilities consolidation in Canada and the realignment of consumer sales operations in Australia.

As discussed previously, we sold the Jenks brokerage business in the U.K. on July 1, 2003 and accordingly, results of this business were classified as discontinued operations.

Industrial Business

for the year ended November 30 (millions)	2004	2003
Net sales	$1,186.4	$1,107.3
Operating income	113.6	108.9
Operating income margin	9.6%	9.8%

For 2004, sales from our industrial business rose 7.1% as compared to 2003. Higher volumes added 2.7%, favorable foreign exchange added 3.0% and price and product mix added 1.4%. Sales in the Americas rose 5.7% due to a 4.2% volume increase that was largely driven by sales of new products such as coating systems and sales of snack food seasonings. Favorable price and product mix contributed 1.0% and foreign exchange added another 0.5%. Strength in warehouse club sales also contributed to sales growth and more than offset continued weakness in the food service distributor channel. Higher costs for certain raw materials including vanilla, cheese and soybean oil were passed through in higher pricing. In Europe, sales rose 12.3% with foreign exchange contributing 12.0% of increase. A favorable price and product mix increase of 4.2% offset a 3.9% volume decline. A shift in emphasis from lower to higher margin products resulted in reduced sales of certain lower margin products. In the Asia/Pacific region, sales increased 8.8%, with 5.5% of increase from foreign exchange and 4.3% from higher volume, partially offset by a 1.0% unfavorable price and product mix. The volume increase related to higher sales to quick service restaurants and of snack food seasonings.

Operating income from our industrial business rose 4.3% to $113.6 million, despite a $6.1 million increase in research and development costs. Operating income margin was 9.6% in 2004, down from 9.8% in 2003. Increases in operating margin due to emphasis on more value-added, higher margin products and cost reduction efforts were more than offset by certain cost increases. In the fourth quarter of 2004, a $6.2 million adjustment, which arose in prior quarters, was recorded after we identified and corrected the operational accounting at an industrial plant in Scotland. Higher fuel, employee benefit costs and special charges as well as international reorganization costs also contributed to the decline. Special charges in the industrial business increased to $3.0 million in 2004 from $2.3 million in 2003. Special charges in the industrial business for 2004 consisted of additional costs associated with the consolidation of production facilities in Canada and additional costs related to the consolidation of manufacturing facilities in the U.K. Special charges in the industrial business for 2003 consisted of costs associated with the consolidation of production facilities in Canada and severance and other costs related to the consolidation of industrial manufacturing in the U.K.

Financial Condition

We generate strong cash flow from operations which enables us to fund operating projects and investments that are designed to meet our growth objectives, make substantial share repurchases, increase our dividend and fund capital projects and restructuring costs.

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

In the consolidated statement of cash flows, net cash provided by continuing operating activities was $339.2 million in 2005 compared to $349.5 million in 2004 and $201.8 million in 2003. When 2005 is compared to 2004, the change in operating cash flow was primarily the result of a reduction in receivables in 2005 as compared to an increase in 2004 and higher dividends received from unconsolidated affiliates in 2005 compared to 2004. These favorable cash flows were offset by an increase in inventory in 2005 as compared to 2004 when inventory decreased and a decrease in other liabilities in 2005 compared to an increase in 2004. The decrease in accounts receivable was primarily due to a large amount of collections made near year end in France and the U.K. Due to the success of our joint venture in Mexico and our Signature Brands joint venture, we received significantly more dividend payments in 2005 compared to 2004. In 2005, inventory increased slightly. However, in 2004 inventory decreased $28 million in anticipation of lower cost vanilla beans in 2005. The decrease in other liabilities in 2005 compared to an increase in 2004 was due to the timing of liability payments.

Net cash used in continuing investing activities was $77.0 million in 2005 versus $141.5 million in 2004 and $100.7 million in 2003. Net capital expenditures (capital expenditures less proceeds from the sale of fixed assets) were $71.5 million in 2005, $67.0 million in 2004 and $81.7 million in 2003. Net capital expenditures are generally in line with the rate of depreciation except in 2003, when B2K spending was higher than in 2004 and 2005. Acquisition of business cash flow was for a small business in France in 2005, the Silvo business in 2004 and the Zatarain’s and Uniqsauces businesses in 2003. Net capital expenditures are expected to be higher in 2006 due to spending on the 2005 restructuring plan.

Net cash used in continuing financing activities was $294.4 million in 2005, $178.4 million in 2004 and $137.7 million in 2003. Our total borrowings decreased $67.6 million in 2005, compared to an increase of $19.3 million in 2004 and an increase of $16.4 million in 2003. Part of the decrease in 2005 is due to a corresponding decrease in cash of approximately $40 million. In the fourth quarter of 2005, we paid off $30 million of medium-term notes at maturity.

In the second quarter of 2004, we issued a total of $50 million in medium-term notes under our existing $375 million shelf registration. The $50 million of medium-term notes mature on April 15, 2009 and pay interest semi-annually at a rate of 3.35%. The proceeds of this issuance were used to pay down short-term debt. In 2005, we purchased 5.4 million shares of common stock for $185.6 million under our share repurchase programs versus 5.1 million shares of common stock for $173.8 million in 2004 and 4.5 million shares of common stock for $119.5 million in 2003. In the fourth quarter of 2005, we completed our $300 million share repurchase authorization and began to buy against our $400 million authorization approved by the Board of Directors in June 2005. As of November 30, 2005, $362 million remained under the $400 million share repurchase program. In the absence of significant acquisition activity, we expect to complete all available purchases under this authorization by the end of 2007. The common stock issued in 2005, 2004 and 2003 relates to our stock compensation plans.

Dividend payments increased to $86.2 million in 2005, up 12.1% compared to $76.9 million in 2004 and up 34.5% compared to $64.1 million in 2003. Dividends paid in 2005 totaled $0.64 per share, up from $0.56 per share in 2004 and $0.46 per share in 2003. In November 2005, the Board of Directors approved a 12.5% increase in the quarterly dividend from $0.16 to $0.18 per share. During the last five years, dividends per share have risen at a compounded annual rate of 12.5%.

Our pension plans had a shortfall of plan assets over accumulated benefit obligations at their 2005 and 2004 measurement dates of $164.6 million and $162.8 million, respectively. These shortfalls were due to the continued low interest rate environment and lower than assumed asset returns in prior years. In 2005 the shortfall increased, leading to a $0.8 million increase in minimum pension liability. This compares to a decrease in minimum pension liability of $7.2 million in 2004. Cash payments to pension plans, including unfunded plans, were $32.8 million in 2005, $30.6 million in 2004 and $27.2 million in 2003. We plan to make 2006 pension plan contributions similar to those made in 2005. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan’s liabilities. Across all plans, 69% of assets are invested in equities and 31% in fixed income investments.

Our ratio of debt-to-total-capital (total capital includes debt, minority interest and shareholders’ equity) was 40.7% as of November 30, 2005, a decrease from 40.9% at November 30, 2004 and below our target range of 45-55%. The decrease was primarily the result of a decrease in our total debt of $68.2 million. During the year, the level of our short-term debt varies. It is usually lower, however, at the end of the year. The average short-term borrowings outstanding for the year ended November 30, 2005 and 2004 were $299.3 million and $295.2 million, respectively.

The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. During the year ended November 30, 2005, the exchange rates for the Euro and British pound sterling were substantially lower versus the U.S. dollar than in 2004. Exchange rate fluctuations resulted in a decrease in accounts receivable of $22 million, inventory of $11 million, goodwill of $62 million and other comprehensive income of approximately $97 million since November 30, 2004.

In January 2005, we filed a new shelf registration statement with the Securities Exchange Commission to issue up to $500 million of medium-term notes in the U.S. In 2005, we entered into forward starting interest rate swaps to manage the interest rate risk associated with the anticipated issuance of $100 million fixed rate medium-term notes expected to be issued in late 2005 under the new shelf registration statement. Our intention was to cash settle these swaps upon issuance of the medium-term notes thereby effectively locking in the fixed interest rate in effect at the time the swaps were initiated. We have designated these outstanding interest rate swap contracts as hedges of the future cash interest payments. Subsequent to our 2005 fiscal year end, we issued $200 million of 5.20% medium-term notes which are due in 2015. The net proceeds will be used to repay long-term debt maturing in 2006. At November 30, 2005, the loss on these swaps was deferred in other comprehensive income and will be amortized over the ten-year life of the medium-term notes as a component of interest expense. Subsequent to year-end these swaps were settled for a loss of $0.2 million. Hedge ineffectiveness associated with these hedges was not material at November 30, 2005.

We have available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2005 was $512.0 million.

Management believes that internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to meet current liquidity needs and longer-term financing requirements. If an acquisition would require funds in excess of existing sources of liquidity, funding from additional credit facilities or equity issuances would be sought.

Acquisitions

On November 1, 2004, we purchased C.M. van Sillevoldt B.V. (Silvo), the market leader in the Dutch spices and herbs consumer market, for €58 million in cash (equivalent to $74.5 million) funded with cash from operations and current credit facilities. Silvo sells spices, herbs and seasonings under the Silvo brand in the Netherlands and the India brand as well as private label store brands in Belgium. The brand has a strong heritage, high recognition among consumers and is the leading brand of herbs and spices in the Netherlands. The acquisition was accounted for under the purchase method, and the results of operations have been included in our consolidated results from the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible net assets purchased of $59.4 million was initially classified as goodwill in the consumer segment in 2004. In the fourth quarter of 2005, we completed the purchase price allocation for the Silvo acquisition. A detailed analysis of the intangible assets resulted in our conclusion that the excess purchase price should be accounted for as the value of the acquired brand and good will. No other intangible assets were identified as a result of this analysis. We concluded that a large portion of the value of the excess purchase price resides in the Dutch consumers’ cultural connections with the Silvo brand name. Based on an analysis of the premium value that is derived from consumer loyalty and trust in the Silvo brand’s quality, we assigned $35.0 million of the excess purchase price to this unamortizable brand. Given Silvo’s strong brand name recognition in the marketplace, we intend to use and support the brand name indefinitely. The remaining $24.4 million of excess purchase price remained as good will in the consumer segment.

In the second quarter of 2004, we completed the purchase price allocation for the Zatarain’s acquisition. The excess of the purchase price over the estimated fair value of the net assets purchased was $176.2 million, which includes $3.4 million of fees directly related to the acquisition. An analysis of the various types of intangible assets resulted in a determination that the excess purchase price should be classified as the value of the acquired brand name and goodwill. No other intangible assets were identified as a result of this analysis. We have concluded that a substantial portion of the value of the excess purchase price resides in consumer trust and recognition of the Zatarain’s brand name as authentic New Orleans-style cuisine. As a result, we have assigned $106.4 million of the excess purchase price to this unamortizable brand based on an analysis of the premium value that is derived from consumer loyalty and trust in the brands’ quality. Zatarain’s brand name has been used since 1889, and we intend to use and support the brand name indefinitely. The remaining $69.8 million of excess purchase price remained as goodwill in the consumer segment.

B2K

Late in 1999, we initiated the B2K program as a global program of business process improvement. B2K is designed to re-engineer transactional processes, strengthen the product development process, extend collaborative processes with trading partners, optimize the supply chain and generally enhance our capabilities to increase sales and profit. An integral part of B2K is the design and implementation of an enterprise-wide state-of-the-art technology and information system platform.

The implementation of B2K in our U.S. operations was completed in 2004. We began to rollout B2K to our international operations in 2005 with implementation in Europe to be completed early in 2006. Remaining implementation efforts for other international locations are targeted for completion by the end of 2007.

To date, $135 million of costs associated with B2K have been capitalized and $39 million has been expensed. Additional capital spending of approximately $11 million and an additional expense of approximately $8 million is anticipated under this program. Capital costs under the B2K program are for computer hardware, software and software development and are reflected in property, plant and equipment in the consolidated balance sheet. Costs expensed under the B2K program include costs of business re-engineering, data conversion and training, and are reflected in both cost of sales and selling, general and administrative expense in the consolidated statement of income.

Management’s Discussion and Analysis

Special Charges

As the next step in our progress with margin improvement, we announced in September 2005 significant actions to improve the effectiveness of our supply chain and reduce costs. At that time, we also stated that a comprehensive review of our global industrial business was underway to identify improvements. These actions were included in a comprehensive restructuring plan which the Board approved in November 2005. As part of this plan, over the next three years, we will consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. In addition, for the industrial business, we will reallocate resources to key customers and take pricing actions on lower volume products to meet new margin targets. A new business-wide forecasting process is being installed and the use of technology will be accelerated to monitor and manage the business. Through 2008, these actions are intended to reduce the number of industrial business customers and products in the U.S. by approximately 25%. Sales related to these customers and products represent approximately 2- 5% of industrial business sales in the U.S. As these sales have minimal profit, this reduction will lead to higher margins. These reductions will also facilitate the consolidation of certain manufacturing.

We expect that the restructuring plan will reduce complexity and increase the organizational focus on growth opportunities in both the consumer and industrial businesses. In addition, we are projecting that $50 million of annual cost savings will be achieved by 2008. In 2006, we expect to realize at least $10 million of savings and estimate that another $30 million will be realized in 2007. We expect to drive margin improvement and increase earnings per share, as well as invest a portion of these savings in sales growth drivers such as brand advertising.

Total pre-tax charges under this restructuring plan are estimated to be $130-$150 million with approximately 75% in the consumer segment and 25% in the industrial segment. Of these charges, approximately 60% will consist of severance and other personnel costs, 15% will consist of asset write-offs and 25% will consist of other exit costs. In the fourth quarter of 2005, $10.7 million ($7.2 million after-tax) of charges were recorded of which $10.1 million related to our consumer business. These charges include certain severance costs associated with the closing of our manufacturing plant in Salinas, California, closing costs for a small plant in Belgium and costs associated with the reorganization of the sales and distribution networks in the U.S. and Europe. Following the $10.7 million charge recorded in 2005, we expect to record up to $85 million during the 2006 fiscal year. The remaining portion will occur fairly evenly between 2007 and 2008. For the total plan, the cash related portion of the charges will be approximately $85 - $100 million, of which approximately $60 million will be spent in 2006. We intend to fund this spending through internally generated funds. Much of the cash costs will be related to employee severance. The actions being taken are expected to reduce our global workforce by 800 -1,000 over the three year period. A significant number of the employees who will be impacted were notified by January 2006.

In 2001, we adopted a plan to streamline our operations which was completed in 2005. This plan included the consolidation of several distribution and manufacturing locations, the reduction of 392 administrative and manufacturing positions, and the reorganization of several joint ventures. The cost of the total plan was $30.9 million ($21.1 million after tax). Total cash expenditures in connection with these costs approximated $16.2 million, which was funded through internally generated funds. The remaining $14.7 million of costs associated with the plan consisted of write-offs of assets. Annualized cash savings from the plan were approx imately $8.0 million ($5.3 million after-tax). Savings under the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.

During the year ended November 30, 2005, we recorded special charges of $0.5 million ($0.3 million after-tax). The costs recorded in 2005 primarily are severance costs.

During the year ended November 30, 2004, we recorded special charges of $6.2 million ($4.3 million after-tax). The costs recorded in 2004 primarily include costs related to the consolidation of industrial manufacturing facilities in the U.K. and Canada, the reorganization of a consumer joint venture and additional severance costs. During 2004, total cash expenditures in connection with the 2001 restructuring plan were $4.7 million. Also included in special charges/(credits) is a net gain of $8.7 million ($5.5 million after-tax) related to funds received from a class action lawsuit that was settled in our favor in the second quarter of 2004. This matter dated back to 1999 when a number of class action lawsuits were filed against manufacturers and sellers of various flavor enhancers for their violation of antitrust laws. We, as a purchaser of such products, participated as a member of the plaintiff class. In the second quarter of 2004, we received $11.1 million as a settlement of this claim and as a result of the settlement, were required to settle claims against us for a portion of this gross amount. The net gain recorded was $8.7 million. This amount was recorded as a special credit and was not allocated to the business segments.

During the year ended November 30, 2003, we recorded special charges related to continuing operations of $5.5 million ($3.6 million after-tax). The costs recorded in 2003 included additional costs associated with the consolidation of production facilities in Canada, net of a gain on the sale of a manufacturing facility, severance and other costs related to the consolidation of industrial manufacturing in the U.K. and the realignment of our consumer sales operations in Australia. During 2003, total cash expenditures in connection with the plan were $4.7 million. During 2002 and 2001, we recorded total charges of $18.7 million ($12.9 million after-tax) from continuing operations associated with the 2001 restructuring plan.

Discontinued Operations

On August 12, 2003, we completed the sale of substantially all the operating assets of our packaging segment (Packaging). Packaging manufactured certain products used for packaging our spices and seasonings as well as packaging products used by manufacturers in the vitamin, drug and personal care industries. Under the terms of the sale agreement, Packaging was sold for $132.5 million in cash. The proceeds were used to pay off a substantial portion of the commercial paper borrowing related to the Zatarain’s acquisition in 2003. We recorded a net gain on the sale of Packaging of $11.6 million (net of income taxes of $7.9 million) in the third quarter of 2003. Included in this gain was a net pension and postretirement curtailment gain of $3.3 million and the write-off of goodwill of $0.7 million. We also entered into a multi-year, market priced agreement with the acquirer to purchase certain packaging products.

On July 1, 2003 we sold the assets of Jenks Sales Brokers (Jenks), a division of our wholly-owned U.K. subsidiary, to Jenks’ senior management for $5.8 million in cash. Jenks provided sales and distribution services for other consumer product companies. We recorded a net loss on the sale of Jenks of $2.6 million (net of an income tax benefit of $0.6 million) in the third quarter of 2003. Included in this loss is a write-off of goodwill of $0.4 million.

The operating results of Packaging and Jenks were classified as “Income from discontinued operations, net” in the consolidated statement of income. Jenks was previously reported as part of our consumer segment, and Packaging was previously reported as a separate segment. Certain fixed overhead charges previously allocated to Packaging were reallocated to the other business segments. The cash flows of Packaging and Jenks were reported as “Net cash (used in)/provided by discontinued operations” in the consolidated statement of cash flows.

Market Risk Sensitivity

We utilize derivative financial instruments to enhance our ability to manage risk, including foreign exchange and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with notes 7 and 8 of the notes to consolidated financial statements.

Foreign Exchange Risk – We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the U.S. dollar versus functional currencies of our major markets (Euro, British pound sterling, Australian dollar, Canadian dollar, Mexican peso, Japanese yen and Chinese renminbi). We enter into foreign currency exchange contracts to facilitate managing foreign currency risk.

The following table summarizes the foreign currency exchange contracts held at November 30, 2005. All contracts are valued in U.S. dollars using year-end 2005 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions, all with a maturity period of less than one year.

Management’s Discussion and Analysis

Foreign Currency Exchange Contracts at November 30, 2005

			Average
	Currency	Notional	contractual	Fair
Currency sold	received	value	exchange rate	value
		(millions)	(USD/fc)	(millions)
Euro	USD	$1.9	$1.18	—
Canadian dollar	USD	21.1	.84	$(.6)

We have a number of smaller contracts with an aggregate notional value of $1.0 million to purchase or sell various other currencies, such as the Australian dollar, Japanese yen and the Singapore dollar as of November 30, 2005. The aggregate fair value of these contracts was zero at November 30, 2005.

At November 30, 2004, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar, Japanese yen and South African rand with a notional value of $51.1 million, all of which matured in 2005. The fair value of these contracts was $(3.9) million at November 30, 2004.

Contracts with durations which are less than 5 days and used for short-term cash flow funding are not included in the notes or table above.

During 2005, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Canada and Australia. We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

Interest Rate Risk – Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps, by fiscal year of maturity at November 30, 2005 and 2004. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

Year of Maturity at November 30, 2005

(millions)	2006	2007	2008	2009	Thereafter	Total	Fair value
Debt
Fixed rate	$.6	$.4	$150.1	$48.1	$251.2	$450.4	$474.3
Average interest rate	3.16%	1.70%	7.70%	3.33%	6.32%
Variable rate	$105.5	$.1	—	—	$14.0	$119.6	$119.6
Average interest rate	4.01%	6.74%			4.83%

Year of Maturity at November 30, 2004

(millions)	2005	2006	2007	2008	Thereafter	Total	Fair value
Debt
Fixed rate	$32.5	$196.1	$.3	$149.9	$104.4	$483.2	$523.5
Average interest rate	5.95%	7.33%	—	7.69%	4.2%
Variable rate	$140.7	—	—	—	$14.3	$155.0	$155.0
Average interest rate	2.13%				2.43%

Note: The table above displays the debt by the terms of the original debt instrument without consideration of interest rate swaps. These swaps have the following effects. The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments on the $75 million will be fixed at 6.35% during this period. Interest rate swaps, settled upon the issuance of the medium-term notes maturing in 2006 and 2008, effectively fixed the interest rate on $294 million of the notes at a weighted-average fixed rate of 7.62%. The fixed interest rate on $100 million of the 6.4% medium-term notes due in 2006 is effectively converted to a variable rate by interest rate swaps through 2006. Net interest payments on these notes are based on LIBOR plus 3.595% during this period. The fixed interest rate on $50 million of 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus 0.21% during this period. In December 2005, we issued $200 million of 5.20% medium-term notes due in 2015. Net interest payments are fixed at 5.20% during this period. The net proceeds will be used to pay down long-term debt maturing in 2006. As a result, the current portion of medium-term notes maturing in 2006 were reclassified from current to long-term in the table above to reflect the 2015 maturity date of the new issuance.

Commodity Risk – We purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other unpredictable factors. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. Generally, we do not use derivatives to manage the volatility related to this risk.

Credit Risk – The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers, some of which are highly leveraged. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable. This has increased our exposure to credit risk. Several customers over the past two years have filed for bankruptcy protection; however, these bankruptcies have not had a material effect on our results. We believe that the risks have been adequately provided for in our bad debt allowance.

Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2005:

Contractual Cash Obligations Due by Year

		Less			More
		than 1	1-3	3-5	than 5
(millions)	Total	year	years	years	years
Short-term borrowings	$105.4	$105.4	—	—	—
Long-term debt (a)	464.6	.7	$150.6	$62.4	$250.9
Operating leases	60.8	15.1	22.9	15.2	7.6
Interest payments	237.8	32.3	51.7	33.0	120.8
Raw material purchase obligations (b)	104.3	104.3	—	—	—
Other purchase obligations (c)	7.5	7.5	—	—	—
Total contractual cash obligations	$980.4	$265.3	$225.2	$110.6	$379.3

(a)  $195.9 million of long-term debt due in 2006 was classified in the “More than 5 years” column based on our ability and intent to refinance.

(b) Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.

(c) Other purchase obligations primarily consist of advertising media commitments.

Note: In 2006, our pension and postretirement funding is expected to be approximately $42 million. Pension and postretirement funding can vary significantly each year due to changes in legislation and our significant assumptions. As a result, we have not presented pension and postretirement funding in the table above.

Commercial Commitments Expiration by Year

		Less			More
		than 1	1-3	3-5	than 5
(millions)	Total	year	years	years	years
Guarantees	$8.7	$7.4	$1.3	—	—
Standby and trade letters of credit	12.2	12.2	—	—	—
Lines of credit	512.0	112.0	—	$400.0	—
Total commercial commitments	$532.9	$131.6	$1.3	$400.0	—

Management’s Discussion and Analysis

Off-Balance Sheet Arrangements

We had no off -balance sheet arrangements as of November 30, 2005 and 2004.

Recently Issued Accounting Pronouncements

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.”  The Interpretation clarifies the accounting for a conditional asset retirement obligation as identified in SFAS No. 143, “Accounting for Asset Retirement Obligations.”  Interpretation No. 47 is effective for our 2006 fiscal year. We believe there will be no material effect upon adoption of this Interpretation.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and superseding APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires us to expense grants made under our stock compensation plans. That cost will be recognized over the vesting period of the plans. Pro forma compensation expense related to stock options subject to accelerated vesting upon retirement is currently recognized over the entire period of actual employment (up to the date of actual retirement). Upon adoption of SFAS No. 123R, compensation expense related to accelerated vesting will be recognized up to the date on which the employee becomes eligible to retire, regardless of the date on which the employee actually retires. If there are no changes made to our stock option plan, we believe this change will have a material effect upon adoption of this statement. SFAS No. 123R allows for adoption using either the modified prospective or modified retrospective methods. We anticipate using the modified prospective method when we adopt this statement in the first quarter of 2006. The FASB has recently issued interpretations of certain aspects of SFAS 123R and is still considering additional interpretations. The result of these interpretations could have a material effect on our adoption of this standard. We will review interpretations as issued, and accordingly, make changes prior to adoption.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which is effective for our 2006 fiscal year. We anticipate no significant effect upon adoption of this statement.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” We adopted Interpretation No. 46 as it relates to special purpose entities in the fourth quarter of 2003. As a result of this adoption we consolidated the lessor of a leased distribution center and recorded a cumulative effect of an accounting change of $2.1 million (net of income tax benefit of $1.2 million).

Critical Accounting Estimates and Assumptions

In preparing the financial statements in accordance with United States generally accepted accounting principles (GAAP), we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. We believe, given current facts and circumstances, our estimates and assumptions are reasonable, adhere to GAAP and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets and prepaid allowances. We believe our most critical accounting estimates and assumptions are in the following areas:

Customer Contracts

In several of our major markets, the consumer business sells our products by entering into annual or multi-year contracts with our customers. These contracts include provisions for items such as sales discounts, marketing allowances and performance incentives. The discounts, allowances and incentives are expensed based on certain estimated criteria such as sales volume of indirect customers, customers reaching anticipated volume thresholds and marketing spending. We routinely review these criteria and make adjustments as facts and circumstances change.

Goodwill and Intangible Asset Valuation

We review the carrying value of goodwill and non-amortizable intangible assets annually utilizing discounted cash flow models. Changes in estimates of future cash flows caused by items such as unforeseen events or changes in market conditions could negatively affect the fair value of these assets and result in an impairment charge. We cannot predict the occurrence of events that might adversely affect the reported value of goodwill and brand name assets that were $663.9 million and $141.4 million, respectively, at November 30, 2005. The current fair values of our reporting units are significantly in excess of carrying values, and accordingly management believes that only significant changes in the cash flow assumptions would result in an impairment of goodwill. We intend to continue to support our brand names and don’t anticipate any impairments.

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate. At the end of each year, taxes are estimated. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. We are subject to tax audits in each of the jurisdictions, which could result in changes to the taxes paid. The amount of these changes could vary by jurisdiction and are recorded when known. Management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and on-going tax planning strategies in assessing the need for a valuation allowance.

Pension and Postretirement Benefits

Pension and other postretirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% change in the actuarial assumption for the discount rate would impact pension and postretirement benefit expense by approximately $12 million. A 1% change in the expected return on plan assets would impact pension expense by approximately $4 million. In addition, see the preceding sections of MD&A and notes 9 and 10 of notes to consolidated financial statements for a discussion of these assumptions and the effects on the financial statements.

Stock-Based Compensation

We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, dividend yield, life of options and risk-free interest rate. In the first quarter of 2005, we changed the valuation model used for estimating the fair value of options granted from a Black-Scholes option pricing model to a lattice option pricing model. We continue to use the Black-Scholes option pricing model to estimate the fair value of our ESPP.  The impact is disclosed in note 1 of the notes to consolidated financial statements.

Forward-Looking Information

Certain information contained in this report includes “forward-looking statements” within the meaning of section 21(E) of the Securities Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in this section. All statements regarding our expected financial plans, future capital requirements, forecasted, demographic and economic trends relating to our industry, ability to complete internal restructuring programs and to realize anticipated cost savings from such programs, ability to complete acquisitions, to realize anticipated cost savings and other benefits from acquisitions, to recover acquisition-related costs and similar matters are forward-looking statements. In some cases, these statements can be identified by our use of forward-looking words such as “may,” “will,” “should,” “anticipate,” “continue,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” or “intend.” The forward-looking information is based on various factors and is derived using numerous assumptions. However, these statements are only predictions based on current facts and circumstances and reasonable assumptions about future events. These statements are subject to known and unknown risks, uncertainties, and other factors that could cause our actual results to differ materially from the statements. Important factors that could cause our actual results to be materially different from our expectations include actions of competitors, customer relationships, our ability to realize expected cost savings and margin improvements, market acceptance of new products, actual amounts and timing of special charge items, removal and disposal costs, final negotiations of third-party contracts, the impact of stock market conditions on our share repurchase program, fluctuations in the cost and availability of supply chain resources and global economic conditions, including interest and currency rate fluctuations, and inflation rates. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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

We conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal controls over financial reporting, based on our evaluation, we have concluded that our internal controls over financial reporting were effective as of November 30, 2005.

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

Report of Independent Registered

Public Accounting Firm

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited management’s assessment, included in the accompanying Report of Management, that McCormick & Company, Incorporated and subsidiaries maintained effective internal control over financial reporting as of November 30, 2005, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that McCormick & Company, Incorporated and subsidiaries maintained effective internal control over financial reporting as of November 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, McCormick & Company, Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of November 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2005 and 2004 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2005, and our report dated January 24, 2006 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 24, 2006

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2005 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended November 30, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2005, in conformity with United States generally accepted accounting principles.

As discussed in note 1 of the notes to consolidated financial statements, the Company changed the manner in which it accounts for a variable interest entity upon adoption of certain provisions of Financial Accounting Standards Board Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46) on September 1, 2003.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of McCormick & Company, Incorporated and subsidiaries’ internal control over financial reporting as of November 30, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 24, 2006 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 24, 2006

Consolidated Statement of Income

for the year ended November 30 (millions except per share data)	2005	2004	2003
Net sales	$2,592.0	$2,526.2	$2,269.6
Cost of goods sold	1,555.4	1,518.3	1,371.0
Gross profit	1,036.6	1,007.9	898.6
Selling, general and administrative expense	681.9	677.7	597.6
Special charges (credits)	11.2	(2.5)	5.5
Operating income	343.5	332.7	295.5
Interest expense	48.2	41.0	38.6
Other income, net	0.4	2.1	13.1
Income from consolidated operations before income taxes	295.7	293.8	270.0
Income taxes	96.7	89.0	83.4
Net income from consolidated operations	199.0	204.8	186.6
Income from unconsolidated operations	20.6	14.6	16.4
Minority interest	4.7	4.9	3.8
Net income from continuing operations	214.9	214.5	199.2
Discontinued operations, net of tax:
Net income	—	—	4.7
Gain on sale	—	—	9.0
Net income before cumulative effect of accounting change	214.9	214.5	212.9
Cumulative effect of accounting change, net of tax	—	—	(2.1)
Net income	$214.9	$214.5	$210.8
Earnings per share – basic:
Net income from continuing operations	$1.60	$1.57	$1.43
Net income from discontinued operations	—	—	.03
Gain on sale of discontinued operations	—	—	.06
Cumulative effect of accounting change	—	—	(.02)
Net income	$1.60	$1.57	$1.51
Earnings per share – diluted:
Net income from continuing operations	$1.56	$1.52	$1.40
Net income from discontinued operations	—	—	.03
Gain on sale of discontinued operations	—	—	.06
Cumulative effect of accounting change	—	—	(.01)
Net income	$1.56	$1.52	$1.48

See Notes to Consolidated Financial Statements, pages 42- 55.

Consolidated Balance Sheet

at November 30 (millions)	2005	2004
Current assets
Cash and cash equivalents	$30.3	$70.3
Receivables, less allowances of $5.4 for 2005 and $6.7 for 2004	369.3	407.6
Inventories	344.0	350.2
Prepaid expenses and other current assets	56.6	35.9
Total current assets	800.2	864.0
Property, plant and equipment, net	469.7	486.6
Goodwill, net	663.9	712.9
Intangible assets, net	158.3	115.2
Prepaid allowances	42.3	56.8
Investments and other assets	138.3	134.1
Total assets	$2,272.7	$2,369.6
Current liabilities
Short-term borrowings	$105.4	$140.2
Current portion of long-term debt	.7	33.0
Trade accounts payable	198.2	195.1
Other accrued liabilities	394.7	404.4
Total current liabilities	699.0	772.7
Long-term debt	463.9	465.0
Other long-term liabilities	280.7	211.2
Total liabilities	1,443.6	1,448.9
Minority interest	29.2	31.0
Shareholders’ equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2005 – 14.5 shares, 2004 – 14.6 shares	152.6	130.0
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2005 – 118.1 shares, 2004 – 120.9 shares	234.3	206.0
Retained earnings	385.4	434.1
Accumulated other comprehensive income	27.6	119.6
Total shareholders’ equity	799.9	889.7
Total liabilities and shareholders’ equity	$2,272.7	$2,369.6

See Notes to Consolidated Financial Statements, pages 42- 55.

Consolidated Statement of Cash Flows

for the year ended November 30 (millions)	2005	2004	2003
Operating activities
Net income	$214.9	$214.5	$210.8
Net income from discontinued operations	—	—	(4.7)
Gain on sale of discontinued operations	—	—	(9.0)
Cumulative effect of accounting change	—	—	2.1
Net income from continuing operations	214.9	214.5	199.2
Adjustments to reconcile net income from continuing operations to net cash provided by continuing operating activities:
Depreciation and amortization	74.6	72.0	65.3
Deferred income taxes	5.9	(1.7)	15.6
Income from unconsolidated operations	(20.6)	(14.6)	(16.4)
Changes in operating assets and liabilities:
Receivables	16.8	(35.5)	9.8
Inventories	(3.0)	33.8	(50.0)
Prepaid allowances	14.5	27.2	13.5
Trade accounts payable	9.4	5.7	(17.1)
Other assets and liabilities	(2.5)	38.5	(38.7)
Dividends received from unconsolidated affiliates	29.2	9.6	20.6
Net cash provided by continuing operating activities	339.2	349.5	201.8
Investing activities
Acquisitions of businesses	(5.5)	(74.5)	(202.9)
Purchase price adjustment	—	—	50.0
Capital expenditures	(73.8)	(69.8)	(91.6)
Proceeds from sale of discontinued operations	—	—	133.9
Proceeds from sale of property, plant and equipment	2.3	2.8	9.9
Net cash used in continuing investing activities	(77.0)	(141.5)	(100.7)
Financing activities
Short-term borrowings, net	(34.8)	(14.3)	17.2
Long-term debt borrowings	—	50.1	—
Long-term debt repayments	(32.8)	(16.5)	(.8)
Proceeds from exercised stock options	45.0	53.0	29.5
Common stock acquired by purchase	(185.6)	(173.8)	(119.5)
Dividends paid	(86.2)	(76.9)	(64.1)
Net cash used in continuing financing activities	(294.4)	(178.4)	(137.7)
Effect of exchange rate changes on cash and cash equivalents	(7.8)	15.6	19.0
Net cash used in discontinued operations	—	—	(4.6)
Increase /(decrease) in cash and cash equivalents	(40.0)	45.2	(22.2)
Cash and cash equivalents at beginning of year	70.3	25.1	47.3
Cash and cash equivalents at end of year	$30.3	$70.3	$25.1

See Notes to Consolidated Financial Statements, pages 42- 55.

Consolidated Statement of Shareholders’ Equity

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, November 30, 2002	15.6	124.4	$230.7	$458.9	$(97.3)	$592.3

Comprehensive income:
Net income				210.8		210.8
Currency translation adjustments					130.7	130.7
Change in realized and unrealized gains on derivative financial instruments, net of tax of $0.5					.2	.2
Minimum pension liability adjustment, net of tax of $6.4					(14.4)	(14.4)
Net change in unrealized gain on pension assets, net of tax of $0.5					.8	.8
Comprehensive income						328.1
Dividends				(83.3)		(83.3)
Shares purchased and retired	(.1)	(4.4)	(6.8)	(113.8)		(120.6)
Shares issued, including tax benefit of $6.4	1.1	.6	37.0			37.0
Stock based compensation			1.7			1.7
Equal exchange	(1.3)	1.3				—
Balance, November 30, 2003	15.3	121.9	$262.6	$472.6	$20.0	$755.2

Comprehensive income:
Net income				214.5		214.5
Currency translation adjustments					92.9	92.9
Change in realized and unrealized gains on derivative financial instruments, net of tax of $0.8					1.5	1.5
Minimum pension liability adjustment, net of tax of $2.8					4.4	4.4
Net change in unrealized gain on pension assets, net of tax of $0.5					.8	.8
Comprehensive income						314.1
Dividends				(79.2)		(79.2)
Shares purchased and retired	(.8)	(4.7)	(13.0)	(173.8)		(186.8)
Shares issued, including tax benefit of $20.6	2.8	1.0	86.4			86.4
Equal exchange	(2.7)	2.7				—
Balance, November 30, 2004	14.6	120.9	$336.0	$434.1	$119.6	$889.7

Comprehensive income:
Net income				214.9		214.9
Currency translation adjustments					(97.4)	(97.4)
Change in realized and unrealized gains on derivative financial instruments, net of tax of $3.7					6.2	6.2
Minimum pension liability adjustment, net of tax of $1.4					(.8)	(.8)
Comprehensive income						122.9
Dividends				(88.5)		(88.5)
Shares purchased and retired	(.2)	(5.2)	(12.0)	(175.1)		(187.1)
Shares issued, including tax benefit of $13.8	1.7	.8	62.9			62.9
Equal exchange	(1.6)	1.6				—
Balance, November 30, 2005	14.5	118.1	$386.9	$385.4	$27.6	$799.9

See Notes to Consolidated Financial Statements, pages 42- 55.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of our majority-owned or controlled subsidiaries and affiliates. Significant intercompany transactions have been eliminated. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Accordingly, the share of net income or loss of such unconsolidated affiliates is included in consolidated net income.

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

Property, Plant and Equipment

Property, plant and equipment is stated at historical cost and depreciated over its estimated useful life using the straight line method for financial reporting and both accelerated and straight-line methods for tax reporting. The estimated useful lives range from 20 to 40 years for buildings and 3 to 12 years for machinery, equipment and computer software.

Repairs and maintenance costs incurred to restore or keep capital assets at an acceptable level of operating condition, but without an increase in the previously estimated useful life or capacity of the asset are expensed as incurred.

Software Development Costs

We capitalize costs associated with software developed or obtained for internal use. Capitalized internal use software development costs include only (1) external direct costs of materials and services consumed in developing or obtaining the software, (2) payroll and payroll-related costs for employees who are directly associated with and who devote time to the project, and (3) interest costs incurred, when material, while developing the software. Capitalization of these costs ceases when the project is substantially complete and ready for its intended purpose. Capitalized internal use software development costs are amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $11.5 million of software and software development costs during the year ended November 30, 2005, $14.1 million during the year ended November 30, 2004 and $25.1 million during the year ended November 30, 2003.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets,” goodwill and indefinite-lived intangible assets are reviewed at least annually for impairment using the discounted cash flow method. Impairment assessments for goodwill are done on a reporting unit level. Separable intangible assets that have finite useful lives are amortized over their useful lives. An impaired intangible asset would be written down to fair value, using the discounted cash flow method.

Prepaid Allowances

Prepaid allowances arise when we prepay sales discounts and marketing allowances to certain customers in connection with multi-year sales contracts. These costs are capitalized and amortized against net sales. The majority of our contracts are for a specific committed customer sales volume while others are for a specific time duration. Prepaid allowances on volume based contracts are amortized based on the actual volume of customer purchases, while prepaid allowances on time based contracts are amortized on a straight-line basis over the life of the contract. The amounts reported in the consolidated balance sheet are stated at the lower of unamortized cost or management’s estimate of the net realizable value of these allowances.

Revenue Recognition

We recognize revenue when there is persuasive evidence of an arrangement, the product has been delivered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured. We reduce revenue for estimated product returns, allowances and price discounts based on historical experience.

Trade allowances, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Revenue is recorded net of trade allowances.

Receivables consist of amounts billed and currently due from customers. We have an allowance for doubtful accounts to reduce our receivables to their net realizable value. We estimate the allowance for doubtful accounts based on several factors including aging of receivables and historical collection experience.

Shipping and Handling

Shipping and handling costs are included in the selling, general and administrative expense caption in the consolidated statement of income. Shipping and handling expense was $80.8 million, $75.3 million and $60.9 million for the years ended November 30, 2005, 2004 and 2003, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in the selling, general and administrative expense caption in the consolidated statement of income. Research and development expense was $42.1 million, $39.3 million and $33.2 million for the years ended November 30, 2005, 2004 and 2003, respectively.

Advertising

Advertising costs, which include the development and production of advertising materials and the communication of this material through various forms of media, are expensed in the period the advertising first takes place. Advertising expense is included in the selling, general and administrative expense caption in the consolidated statement of income. Advertising expense was $45.2 million, $49.2 million and $34.5 million for the years ended November 30, 2005, 2004 and 2003, respectively.

Stock-Based Compensation

We use the intrinsic value method as defined in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” to account for stock options issued to employees and directors. Accordingly, no compensation expense is recognized for these stock options since all options granted have an exercise price equal to the market value of the underlying stock on the grant date. During 2003, we recorded $1.2 million (net of income taxes of $0.5 million) of stock compensation expense in discontinued operations as a result of accelerated vesting of certain options related to the employees of the discontinued operations. The following table illustrates the effect on net income and earnings per common share if we had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation.

(millions except per share data)	2005	2004	2003
Net income as reported	$214.9	$214.5	$210.8
Add: stock-based compensation recorded, net of tax	.2	.3	1.2
Deduct: stock-based compensation expense, net of tax	(14.4)	(15.5)	(12.7)
Pro forma net income	$200.7	$199.3	$199.3
Earnings per common share:
Basic – as reported	$1.60	$1.57	$1.51
Basic – pro forma	1.49	1.45	1.43
Diluted – as reported	1.56	1.52	1.48
Diluted – pro forma	1.45	1.41	1.40

The per share weighted-average fair value of stock options and options under our employee stock purchase plan (ESPP) granted was $7.05, $6.79 and $4.70 in 2005, 2004 and 2003, respectively. In the first quarter of 2005, we changed the valuation model used for estimating the fair value of options granted from a Black-Scholes option pricing model to a lattice option pricing model. This change was made because we believe that the lattice option pricing model provides a better estimate of fair value of options granted. The lattice model can incorporate a range of possible outcomes over an option’s term and can be adjusted for changes in certain assumptions over time. The Black-Scholes model assumptions are more constant over time, which is not always consistent with an employee’s exercise behavior. In accordance with APB 20, “Accounting Changes,” this change was made for options granted to employees and directors beginning in the first quarter of 2005. A total of 2.4 million stock options were granted in 2005 at a weighted average fair value of $7.47 per share. The Black-Scholes model would have produced a value that was approximately 15% higher. The 2005 decrease in pro forma stock based employee compensation expense as a result of this change was approximately $0.6 million ($0.4 million after-tax) and is reflected in the preceding table. The ESPP continues to be valued using the Black-Scholes model as employee exercise patterns are not relevant to this plan. The fair values were computed using the following range of assumptions for our various stock compensation plans:

	2005	2004	2003
Risk-free interest rates	2.4- 4.2%	3.3- 3.8%	1.7- 3.3%
Dividend yield	1.7- 1.9%	1.8%	2.0%
Expected volatility	12.4- 20.5%	21.75%	19.1- 22.3%
Expected lives	1.9- 5.9 years	5.0- 6.0 years	1.6- 6.0 years

Recently Issued Accounting Pronouncements

In March 2005, the FASB issued Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations.” The Interpretation clarifies the accounting for a conditional asset retirement obligation as identified in SFAS No. 143, “Accounting for Asset Retirement Obligations.” Interpretation No. 47 is effective for our 2006 fiscal year. We believe there will be no material effect upon adoption of this Interpretation.

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and superseding APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123R requires us to expense grants made under our stock compensation plans. That cost will be recognized over the vesting period of the plans. Pro forma compensation expense related to stock options subject to accelerated vesting upon retirement is currently recognized over the entire period of actual employment (up to the date of actual retirement). Upon adoption of SFAS No. 123R, compensation expense related to accelerated vesting will be recognized up to the date on which the employee becomes eligible to retire, regardless of the date on which the employee actually retires. If there are no changes made to our stock option plan, we believe this change will have a material effect upon adoption of this statement. SFAS No. 123R allows for adoption using either the modified prospective or modified retrospective methods. We anticipate using the modified prospective method when we adopt this statement in the first quarter of 2006. The FASB has recently issued interpretations of certain aspects of SFAS 123R and is still considering additional interpretations. The result of these interpretations could have a material effect on our adoption of this standard. We will review interpretations as issued, and accordingly make changes prior to adoption.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which is effective for our 2006 fiscal year. We anticipate no significant effect upon adoption of this statement.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” We adopted Interpretation No. 46 as it relates to special purpose entities in the fourth quarter of 2003. As a result of this adoption, we consolidated the lessor of a leased distribution center and recorded a cumulative effect of an accounting change of $2.1 million (net of income tax benefit of $1.2 million).

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation. The effect of these reclassifications is not material to the consolidated financial statements.

2. ACQUISITIONS

On November 1, 2004, we purchased C.M. van Sillevoldt B.V. (Silvo), the market leader in the Dutch spices and herbs consumer market, for €58 million in cash (equivalent to $74.5 million) funded with cash from operations and current credit facilities. Silvo sells spices, herbs and seasonings under the Silvo brand in the Netherlands and the India brand as well as private label store brands in Belgium. The brand has a strong heritage, high recognition among consumers and is the leading brand of herbs and spices in the Netherlands. The acquisition was accounted for under the purchase method, and the results of operations have been included in consolidated results from the date of acquisition. The excess of the purchase price over the estimated fair value of the tangible net assets purchased of $59.4 million was initially classified as goodwill in the consumer segment in 2004. In the fourth quarter of 2005, we completed the purchase price allocation for the Silvo acquisition. A detailed analysis of the intangible assets resulted in our conclusion that the excess purchase price should be accounted for as the value of the acquired brand name and goodwill. No other intangible assets were identified as a result of this analysis. We concluded that a large portion of the value of the excess purchase price resides in the Dutch consumers’ cultural connections with the Silvo brand name. Based on an analysis of the premium value that is derived from consumer loyalty and trust in the Silvo brand’s quality, we assigned $35.0 million of the excess purchase price to this unamortizable brand. Given Silvo’s strong brand name recognition in the marketplace, we intend to use and support the brand name indefinitely. The remaining $24.4 million of excess purchase price remained as goodwill in the consumer segment.

On June 4, 2003, we purchased Zatarain’s, the leading New Orleans-style food brand in the United States, for $180.0 million in cash funded with commercial paper borrowings. Zatarain’s manufactures and markets flavored rice and dinner mixes, seafood seasonings and many other products that add flavor to food. The acquisition was accounted for under the purchase method, and the results of operations have been included in our consolidated results from the date of acquisition. In the second quarter of 2004, we completed the purchase price allocation for the Zatarain’s acquisition. The excess of the purchase price over the estimated fair value of the net assets purchased was $176.2 million, which includes $3.4 million of fees directly related to the acquisition. An analysis of the various types of intangible assets resulted in a determination that the excess purchase price should be classified as the value of the acquired brand name and goodwill. No other intangible assets were identified as a result of this analysis. We have concluded that a substantial portion of the value of the excess purchase price resides in consumer trust and recognition of the Zatarain’s brand name as authentic New Orleans-style cuisine. As a result, we have assigned $106.4 million of the excess purchase price to this unamortizable brand based on an analysis of the premium value that is derived from consumer loyalty and trust in the brand’s quality. Zatarain’s brand name has been used since 1889, and we intend to use and support the brand name indefinitely. The remaining $69.8 million of excess purchase price remained as goodwill in the consumer segment.

On January 8, 2003, we acquired the Uniqsauces business, a condiment business based in Europe, for $19.5 million in cash. Uniqsauces manufactures and markets condiments to retail grocery and food service customers, including quick service restaurants. The acquisition was accounted for under the purchase method, and the results of operations have been included in consolidated results from the date of acquisition. The purchase price of this acquisition was allocated entirely to fixed assets and working capital. No goodwill was recorded as a result of this acquisition.

On August 31, 2000, we acquired Ducros, S.A. and Sodis, S.A.S. (Ducros) from Eridania Beghin-Say, for 2.75 billion French francs (equivalent to $379 million). The Ducros purchase contract provided for a potential adjustment to the purchase price with interest from the date of purchase. On April 29, 2003, we settled the purchase price adjustment with the prior owners of Ducros and received payment of €49.6 million (equivalent to $55.4 million). Of the $55.4 million received, $5.4 million represented interest earned on the settlement amount from the date of acquisition in accordance with the terms of the original purchase agreement. The interest income was included in “Other income, net” in the consolidated statement of income for the year ended November 30, 2003. The remaining $50.0 million of the settlement amount was recorded as a reduction to goodwill related to the acquisition.

3. DISCONTINUED OPERATIONS

On August 12, 2003, we completed the sale of substantially all the operating assets of our packaging segment (Packaging). Packaging manufactured certain products used for packaging our spices and seasonings as well as packaging products used by manufacturers in the vitamin, drug and personal care industries. Under the terms of the sale agreement, Packaging was sold for $132.5 million in cash. The proceeds were used to pay off a substantial portion of the commercial paper borrowing related to the Zatarain’s acquisition in 2003. We recorded a net gain on the sale of Packaging of $11.6 million (net of income taxes of $7.9 million) in the third quarter of 2003. Included in this gain was a net pension and postretirement curtailment gain of $3.3 million and the write-off of goodwill of $0.7 million. We also entered into a multi-year, market priced agreement with the acquirer to purchase certain packaging products.

On July 1, 2003 we sold the assets of Jenks Sales Brokers (Jenks), a division of our wholly-owned U.K. subsidiary, to Jenks’ senior management for $5.8 million in cash. Jenks provided sales and distribution services for other consumer product companies and was previously reported as a part of our consumer segment. We recorded a net loss on the sale of Jenks of $2.6 million (net of an income tax benefit of $0.6 million) in the third quarter of 2003. Included in this loss is a write-off of goodwill of $0.4 million.

The operating results of Packaging and Jenks were classified as “Income from discontinued operations, net” in the consolidated statement of income. Interest expense was allocated to discontinued operations based on the ratio of the net assets of the discontinued operations to the total net assets of McCormick. The cash flows of Packaging and Jenks were reported as “Net cash (used in)/provided by discontinued operations” in the consolidated statement of cash flows. The disclosures in the notes to consolidated financial statements exclude discontinued operations.

Summary operating results for the discontinued businesses were as follows:

(millions)	2003
Net sales – Packaging	$120.3
Net sales – Jenks	59.6
Net sales – discontinued operations	$179.9
Pre–tax income – Packaging	$12.4
Interest expense allocation	(2.5)
Income taxes	(3.9)
Net income – Packaging	6.0
Pre–tax loss – Jenks	(1.8)
Interest expense allocation	(.1)
Income taxes	.6
Net loss – Jenks	(1.3)
Net income – discontinued operations	$4.7

The following table presents summarized cash flow information of the discontinued operations for the year ended November 30, 2003:

(millions)	2003
Operating activities	$3.7
Investing activities	(5.2)
Financing activities	(3.1)
Net cash used in discontinued operations	$(4.6)

4. SPECIAL CHARGES

As the next step in our progress with margin improvement, we announced in September 2005 significant actions to improve the effectiveness of our supply chain and reduce costs. At that time, we also stated that a comprehensive review of our global industrial business was underway to identify improvements. These actions were included in a comprehensive restructuring plan which the Board approved in November 2005. As part of this plan, over the next three years, we will consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. In addition, for the industrial business, we will reallocate resources to key customers and take pricing actions on lower volume products to meet new margin targets. A new business-wide forecasting process is being installed and the use of technology will be accelerated to monitor and manage the business. Through 2008, these actions are intended to reduce the number of industrial business customers and products in the U.S. by approximately 25%.

We are projecting that $50 million of annual cost savings will be achieved by 2008. We expect to drive margin improvement and increase earnings per share, as well as invest a portion of these savings in sales growth drivers such as brand advertising. These savings are expected to be recorded in both cost of sales and selling, general and administrative expenses in the consolidated statement of income.

Total pre-tax charges under this restructuring plan are estimated to be $130-$150 million, with approximately 75% in the consumer segment and 25% in the industrial segment. Of these charges, approximately 60% will consist of severance and other personnel costs, 15% of asset write-offs and 25% of other exit costs. The cash related portion of the charges will be approximately $100 million. The actions being taken are expected to reduce our global workforce by 800 -1,000 over the three-year period.

In the fourth quarter of 2005, we recorded $10.7 million ($7.2 million after-tax) of charges under the restructuring plan, of which $10.1 million related to the consumer segment and $0.6 million related to Corporate. These charges include certain severance costs associated with the closing of our consumer manufacturing plant in Salinas, California, closing costs for a small plant in Belgium and costs associated with the reorganization of the sales and distribution networks in the U.S. and Europe.

Subsequent to year end, we offered an early retirement program, under the restructuring, to certain groups of U.S. employees. The expense of this program, will be recorded in 2006, when estimable.

The major components of the special charges and the remaining accrual balance relating to the 2005 restructuring plan as of November 30, 2005 follow:

	Severance
	and personnel	Asset	Other
(millions)	costs	write-downs	exit costs	Total
2005
Special charges	$8.1	$.5	$2.1	$10.7
Amounts utilized	(.1)	(.5)	(1.4)	(2.0)
	$8.0	—	$.7	$8.7

In 2001, we adopted a plan to streamline our operations which was completed in 2005. This plan included the consolidation of several distribution and manufacturing locations, the reduction of 392 administrative and manufacturing positions, and the reorganization of several joint ventures. The cost of the total plan was $30.9 million ($21.1 million after-tax). Total cash expenditures in connection with these costs approximated $16.2 million, which was funded through internally generated funds. The remaining $14.7 million of costs associated with the plan consisted of write-offs of assets. Annualized cash savings from the plan were approximately $8.0 million ($5.3 million after-tax). Savings under the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are included within the cost of goods sold and selling, general and administrative expenses in the consolidated statement of income.

During the year ended November 30, 2005, we recorded special charges of $0.5 million ($0.3 million after-tax). The costs recorded in 2005 primarily are severance costs.

During the year ended November 30, 2004, we recorded special charges of $6.2 million ($4.3 million after-tax). The costs recorded in 2004 primarily include costs related to the consolidation of industrial manufacturing facilities in the U.K. and Canada, the reorganization of a consumer joint venture and additional severance costs. During 2004, total cash expenditures in connection with the 2001 restructuring plan were $4.7 million. Also included in special charges/(credits) is a net gain of $8.7 million ($5.5 million after-tax) related to funds received from a class action lawsuit that was settled in our favor in the second quarter of 2004. This matter dated back to 1999 when a number of class action lawsuits were filed against manufacturers and sellers of various flavor enhancers for their violation of antitrust laws. We, as a purchaser of such products, participated as a member of the plaintiff class. In the second quarter of 2004, we received $11.1 million as a settlement of this claim and as a result of the settlement, were required to settle claims against us for a portion of this gross amount. The net gain recorded was $8.7 million. This amount was recorded as a special credit and was not allocated to the business segments.

During the year ended November 30, 2003, we recorded special charges related to continuing operations of $5.5 million ($3.6 million after-tax). The costs recorded in 2003 included additional costs associated with the consolidation of production facilities in Canada, net of a gain on the sale of a manufacturing facility, severance and other costs related to the consolidation of industrial manufacturing in the U.K. and the realignment of our consumer sales operations in Australia. During 2003, total cash expenditures in connection with the plan were $4.7 million. During 2002 and 2001, we recorded total charges of $18.7 million ($12.9 million after-tax) from continuing operations associated with the 2001 restructuring plan.

The major components of the special charges and the remaining accrual balance relating to the 2001 restructuring plan as of November 30, 2003, 2004 and 2005 follow:

	Severance
	and personnel	Asset	Other
(millions)	costs	write-downs	exit costs	Total
Beginning balance	$4.2	—	$1.7	$5.9

2003
Special charges	4.7	$(.6)	1.4	5.5
Amounts utilized	(4.2)	.6	(3.0)	(6.6)
	$4.7	—	$.1	$4.8
2004
Special charges	$2.2	$.8	$3.2	$6.2
Amounts utilized	(2.9)	(.8)	(2.9)	(6.6)
	$4.0	—	$.4	$4.4
2005
Special charges	$.5	—	—	$.5
Amounts utilized	(4.5)	—	$(.4)	(4.9)
	—	—	—	—

5. GOODWILL AND INTANGIBLE ASSETS

The following table displays the intangible assets that continue to be subject to amortization and intangible assets not subject to amortization as of November 30, 2005 and 2004:

	2005		2004
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
(millions)	amount	amortization	amount	amortization
Amortizable intangible assets	$10.0	$1.2	$.6	$.3
Non-amortizable intangible assets:
Brand name	141.4	—	106.4	—
Goodwill	739.0	75.1	793.7	80.8
Trademark	8.9	.8	9.7	1.2
	889.3	75.9	909.8	82.0
Total goodwill and intangible assets	$899.3	$77.1	$910.4	$82.3

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2005 and 2004 are as follows:

	2005		2004
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$664.9	$48.0	$664.9	$43.8
Goodwill acquired	—	—	59.4	—
Goodwill transferred and deferred taxes	13.3	—	(106.4)	—
Foreign currency fluctuations	(58.7)	(3.6)	47.0	4.2
End of year	$619.5	$44.4	$664.9	$48.0

6. INVESTMENTS IN AFFILIATES

Summarized year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2005	2004	2003
Net sales	$460.3	$428.3	$403.0
Gross profit	183.7	157.3	159.6
Net income	41.3	28.8	32.6
Current assets	$181.5	$189.2	$168.2
Noncurrent assets	99.0	94.1	101.7
Current liabilities	102.4	97.4	100.7
Noncurrent liabilities	13.9	23.4	25.5

Our share of undistributed earnings of affiliates was $57.3 million at November 30, 2005. Royalty income from unconsolidated affiliates was $10.5 million, $9.7 million and $9.3 million for 2005, 2004 and 2003, respectively.

7. FINANCING ARRANGEMENTS

Our outstanding debt is as follows:

(millions)	2005	2004
Short-term borrowings
Commercial paper (1)	$104.2	$134.4
Other	1.2	5.8
	$105.4	$140.2
Weighted-average interest rate of short-term borrowings at year-end	4.00%	2.12%
Long-term debt
5.78%-7.77% medium-term notes due 2006	$47.0	$79.0
6.40%-6.80% medium-term notes due 2006 to 2008 (2) (3)	298.6	298.4
3.35% medium-term notes due 2009 (4)	47.8	48.6
7.63%-8.12% medium-term notes due 2024	55.0	55.0
Other	16.2	17.0
	464.6	498.0
Less current portion	.7	33.0
	$463.9	$465.0

(1)          The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments are fixed at 6.35% during this period.

(2)          Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $294 million of the notes at a weighted average fixed rate of 7.62%.

(3)          The fixed interest rate on $100 million of 6.40% medium-term notes due in 2006 is effectively converted to a variable rate by interest rate swaps through 2006. Net interest payments are based on LIBOR plus 3.60% during this period.

(4)          The fixed interest rate on the 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus .21% during this period.

Maturities of long-term debt during the years subsequent to November 30, 2006 are as follows (in millions):

2007 – $0.5
2008 – $150.1
2009 – $48.1
2010 – $14.3
Thereafter – $250.9

Subsequent to our 2005 fiscal year end, we issued $200 million of 5.20% medium-term notes which are due in 2015. The net proceeds will be used to repay long-term debt maturing in 2006. Since we have the ability and intent to refinance, $195.9 million of current maturity of long-term debt has been reclassified to long-term in the 2005 balance sheet.

We have available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2005 was $512.0 million, of which $400.0 million supports a commercial paper borrowing arrangement. Of these unused facilities, $112.0 million expire in 2006 and $400.0 million expire in 2010. Some credit facilities in support of commercial paper issuance require a commitment fee. Annualized commitment fees at November 30, 2005 and 2004 were both $0.3 million.

Rental expense under operating leases was $24.6 million in 2005, $23.5 million in 2004 and $23.0 million in 2003. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2006 – $15.1
2007 – $12.4
2008 – $10.5
2009 – $8.2
2010 – $7.0
Thereafter – $7.6

At November 30, 2005, we had guarantees outstanding of $8.7 million with terms ranging from one to three years. At November 30, 2005 and 2004, we had outstanding letters of credit of $12.2 million and $12.3 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $33.8 million at November 30, 2005.

8. FINANCIAL INSTRUMENTS

We utilize derivative financial instruments to enhance our ability to manage risk, including foreign currency and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.

All derivatives are recognized at fair value in the consolidated balance sheet and recorded in either other assets or other accrued liabilities. In evaluating the fair value of financial instruments, including derivatives, we use third-party market quotes or calculate an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities.

Foreign Currency

We are potentially exposed to foreign currency fluctuations affecting net investments, transactions and earnings denominated in foreign currencies. We selectively hedge the potential effect of these foreign currency fluctuations by entering into foreign currency exchange contracts with highly-rated financial institutions.

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

At November 30, 2005, we had foreign currency exchange contracts maturing within one year to purchase or sell $24.0 million of foreign currencies versus $51.1 million at November 30, 2004. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material.

Interest Rates

We finance a portion of our operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. We utilize interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of variable and fixed rate debt.

In 2005, we entered into forward starting interest rate swaps to manage the interest rate risk associated with the anticipated issuance of $100 million fixed rate medium-term notes expected to be issued in late 2005. We designated these outstanding interest rate swap contracts as hedges of the future cash interest payments. The loss on these swaps of $0.2 million was deferred in other comprehensive income and will be amortized over the ten-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness associated with these hedges was not material at November 30, 2005. Subsequent to year end, the medium-term notes were issued and the swaps were settled.

In 2004, we entered into an interest rate swap contract with a total notional amount of $50 million to receive interest at 3.36% and pay a variable rate of interest based on six-month LIBOR minus 0.21%. We designated this swap, which expires on April 15, 2009, as a fair value hedge of the changes in fair value of the $50 million of medium-term notes maturing on April 15, 2009. No hedge ineffectiveness is recognized as the interest rate swap’s provisions match the applicable provisions of the debt.

In 2003, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 6.4% and pay a variable rate of interest based on six-month LIBOR plus 3.60%. We designated these swaps, which expire on February 1, 2006, as fair value hedges of the changes in fair value of $100 million of the $150 million 6.40% fixed rate medium-term notes maturing on February 1, 2006. No hedge ineffectiveness is recognized as the interest rate swaps’ provisions match the applicable provisions of the debt.

The variable interest on $75 million of commercial paper is hedged by forward starting interest rate swaps for the period through 2011. Net interest payments on this commercial paper are effectively fixed at 6.35% during the period. The unrealized gain or loss on these swaps is recorded in other comprehensive income, as we intend to hold these interest rate swaps until maturity and maintain $75 million of commercial paper outstanding through 2011. Hedge ineffectiveness was not material. Subsequent to the starting date of these swaps, the net cash settlements are reflected in interest expense in the applicable period.

We incurred a $14.7 million loss on the settlement of swaps used to hedge the 2001 issuance of $294 million of medium-term notes. The loss on these swaps was deferred in other comprehensive income and is being amortized over the five to seven year life of the medium-term notes as a component of interest expense. Amounts reclassified from other comprehensive income to interest expense for settled interest rate swaps were $2.5 million each in 2005, 2004 and 2003 and are included in the net change in unrealized gain or loss on derivative financial instruments in the statement of shareholders’ equity.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2005 and 2004 were as follows:

	2005		2004
	Carrying	Fair	Carrying	Fair
(millions)	amount	value	amount	value
Other investments	$36.1	$36.1	$27.2	$27.2
Long-term debt	464.6	488.5	498.0	538.2
Derivative related to:
Interest rates	(9.1)	(9.1)	(11.8)	(11.8)
Foreign currencies	(0.6)	(0.6)	(3.9)	(3.9)

Because of their short-term nature, the amounts reported in the consolidated balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value. The fair value of other investments, long-term debt and derivative financial instruments were based on quoted market prices.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Other investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value. The cost of these investments was $34.8 million and $28.6 million at November 30, 2005 and 2004, respectively.

Concentrations of Credit Risk

We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2005. We evaluate the credit worthiness of the counterparties to financial instruments and consider nonperformance credit risk to be remote.

9. PENSION AND 401(K) RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor 401(k) retirement plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S.

Defined Benefit Pension Plans

A September 30th measurement date is utilized to value plan assets and obligations for all of our defined benefit pension plans.

The significant assumptions used to determine benefit obligations are as follows:

	United States		International
	2005	2004	2005	2004
Discount rate	5.9%	6.0%	5.0%	5.3 - 5.8%
Salary scale	4.0%	4.0%	3.0 - 4.2%	3.5 - 4.2%
Expected return on plan assets	8.5%	8.5%	6.5 - 7.5%	6.5 - 8.5%

The expected long-term rate of return on assets assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and the forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers.

Our pension expense is as follows:

	United States			International
(millions)	2005	2004	2003	2005	2004	2003
Service cost	$11.9	$11.6	$11.0	$5.6	$5.4	$4.6
Interest costs	20.7	19.8	19.3	7.5	6.7	5.4
Expected return on plan assets	(20.3)	(18.6)	(17.0)	(6.9)	(7.0)	(6.7)
Amortization of prior service costs	—	—	—	.1	.1	.1
Amortization of transition assets	—	—	—	(.1)	(.1)	(.1)
Curtailment loss	—	—	—	—	—	.1
Recognized net actuarial loss	11.4	11.5	7.4	1.2	.6	—
Less: discontinued operations	—	—	(2.0)	—	—	—
	$23.7	$24.3	$18.7	$7.4	$5.7	$3.4

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans’ funded status at the measurement date, September 30, follow:

	United States		International
(millions)	2005	2004	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$349.6	$334.4	$141.8	$110.6
Service cost	11.9	11.6	5.6	5.4
Interest costs	20.7	19.8	7.5	6.7
Employee contributions	—	—	1.7	1.8
Plan changes and other	—	—	.4	(.9)
Plan settlement	—	—	(2.8)	—
Special termination benefits	—	—	.5	—
Actuarial loss	9.4	2.5	23.9	11.3
Benefits paid	(13.5)	(18.7)	(7.5)	(4.9)
Foreign currency impact	—	—	(10.0)	11.8
Benefit obligation at end of year	$378.1	$349.6	$161.1	$141.8
Change in fair value of plan assets
Fair value of plan assets at beginning of year	$237.7	$205.4	$90.9	$73.0
Actual return on plan assets	25.2	27.1	15.8	7.5
Employer contributions	22.0	22.0	8.7	6.7
Employee contributions	—	—	1.7	1.8
Plan settlement	—	—	(2.8)	—
Benefits paid	(11.5)	(16.8)	(7.5)	(4.9)
Net transfer in (out)	—	—	—	(.9)
Foreign currency impact	—	—	(5.6)	7.7
Fair value of plan assets at end of year	$273.4	$237.7	$101.2	$90.9
Funded status	$(104.7)	$(111.9)	$(59.9)	$(50.9)
Unrecognized net actuarial loss	132.6	139.6	59.9	50.7
Unrecognized prior service cost	.4	.4	.7	.4
Unrecognized transition liability	—	—	—	(.1)
Employer contributions	—	—	.8	1.0
Net amount recognized	$28.3	$28.1	$1.5	$1.1

Included in the United States in the preceding table is a benefit obligation of $39.1 million and $36.0 million for 2005 and 2004, respectively, related to an unfunded pension plan. The accrued liability related to this plan was $35.2 million and $31.7 million as of November 30, 2005 and 2004, respectively. The assets related to this plan are held in a Rabbi Trust and accordingly have not been included in the preceding table. These assets were $24.6 million and $19.0 million as of November 30, 2005 and 2004, respectively.

Amounts recognized in the consolidated balance sheet consist of the following:

	United States		International
(millions)	2005	2004	2005	2004
Prepaid pension cost	—	—	$1.7	$1.3
Accrued pension liability	$(50.5)	$(61.3)	(44.6)	(34.3)
Intangible assets	.4	.4	.6	.3
Deferred income taxes	29.0	33.5	13.3	10.2
Accumulated other comprehensive income	49.4	55.5	30.5	23.6
Net amount recognized	$28.3	$28.1	$1.5	$1.1

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $323.9 million and $299.1 million as of September 30, 2005 and 2004, respectively. The accumulated benefit obligation for the international pension plans was $146.3 million and $124.9 million as of November 30, 2005 and 2004, respectively.

Our actual and target weighted-average asset allocations of U.S. pension plan assets as of September 30, 2005 and 2004, by asset category, were as follows:

	September 30,
Asset Category	2005	2004	Target
Equity securities	69.0%	68.0%	70.0%
Debt securities	29.1%	30.3%	30.0%
Other	1.9%	1.7%	—
Total	100.0%	100.0%	100.0%

The average actual and target asset allocations of the international pension plans’ assets as of November 30, 2005 and 2004, by asset category, were as follows:

	November 30,
Asset Category	2005	2004	Target
Equity securities	66.0%	64.7%	65.0%
Debt securities	32.0%	32.5%	35.0%
Real estate	—	.2%	—
Other	2.0%	2.6%	—
Total	100.0%	100.0%	100.0%

The investment objectives of the pension benefit plans are to secure the benefit obligations to participants at a reasonable cost to us. The goal is to optimize the long-term return on plan assets at a moderate level of risk, by balancing higher-returning assets such as equity securities, with less volatile assets, such as fixed income securities. The assets are managed by professional investment firms and performance is evaluated quarterly against specific benchmarks.

Equity securities in the U.S. plan included McCormick stock with a fair value of $28.8 million (0.9 million shares and 10.5% of total U.S. pension plan assets) and $33.6 million (0.9 million shares and 13.5% of total U.S. pension plan assets) at November 30, 2005 and 2004, respectively. Dividends paid on these shares were $0.6 million in 2005 and $0.5 million in 2004.

Pension benefit payments in our major plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

United States
(millions)	Expected Payments
2006	$16.0
2007	17.1
2008	18.6
2009	20.7
2010	22.0
2011-2015	138.3

It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:

International
(millions)	Expected Payments
2006	$4.0
2007	4.2
2008	4.3
2009	4.5
2010	4.8
2011-2015	31.8

In 2006, we expect to contribute approximately $28 million to our U.S. pension plans, including $6 million to our plan that has assets held in a Rabbi Trust. In addition, we expect to contribute approximately $6 million to our international pension plans in 2006.

401(k) Retirement Plans

For the U.S. McCormick 401(k) Retirement Plan, we match 100% of the participant’s contribution up to the first 3% of the participant’s salary, and 50% of the next 2% of a participant’s salary. Certain of our U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged to expense under all 401(k) Retirement Plans were $5.7 million, $5.7 million and $5.4 million in 2005, 2004 and 2003, respectively.

At the participant’s election, all 401(k) Retirement Plans held 3.9 million shares, with a fair value of $120.5 million, of our stock at November 30, 2005. Dividends paid on these shares in 2005 were $2.5 million.

10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees’ plan and retire after age 55 with at least 10 years of service (earned after age 45). The benefits provided under these plans are based primarily on age at date of retirement.

Our other postretirement benefit expense follows:

(millions)	2005	2004	2003
Service cost	$3.2	$2.7	$2.9
Interest costs	5.0	5.3	5.7
Amortization of prior service cost	(1.1)	(1.1)	(1.4)
Amortization of (gains)/losses	.2	1.1	.9
One time recognition of curtailment gain	—	—	(3.5)
Discontinued operations	—	—	1.4
Postretirement benefit expense	$7.3	$8.0	$6.0

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans’ funded status at November 30, the measurement date, follow:

(millions)	2005	2004
Change in benefit obligation
Benefit obligation at beginning of year	$92.4	$95.9
Service cost	3.2	2.7
Interest costs	5.0	5.3
Employee contributions	2.6	2.6
Trend rate assumption change	4.5	—
Actuarial (gain)/loss	(1.9)	(6.7)
Benefits paid	(8.5)	(7.4)
Benefit obligation at end of year	$97.3	$92.4
Change in fair value of plan assets
Fair value of plan assets at beginning of year	—	—
Employer contributions	$5.9	$4.8
Employee contributions	2.6	2.6
Benefits paid	(8.5)	(7.4)
Fair value of plan assets at end of year	—	—
Funded status	$(97.3)	$(92.4)
Unrecognized net actuarial loss	17.0	14.6
Unrecognized prior service cost	(6.6)	(7.7)
Other postretirement benefit liability	$(86.9)	$(85.5)

Estimated future benefit payments for the next 10 fiscal years are as follows:

	Retiree	Retiree Life
(millions)	Medical	Insurance	Total
2006	$5.6	$.7	$6.3
2007	5.9	.8	6.7
2008	6.1	.8	6.9
2009	6.5	.9	7.4
2010	6.8	.9	7.7
2011-2015	39.4	5.4	44.8

The assumed discount rate was 5.9% and 6.0% for 2005 and 2004, respectively.

For 2006, the assumed annual rate of increase in the cost of covered health care benefits is 9.0% (8.0% last year). It is assumed to decrease gradually to 5.0% in the year 2011 (4.5% last year) and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

	1-Percentage-	1-Percentage-
(millions)	point increase	point decrease
Effect on total of service and interest cost components in 2005	$.5	$(.4)
Effect on benefit obligation as of November 30, 2005	7.0	(6.2)

In December of 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act) was enacted in the U.S. The Act introduced a prescription drug benefit under Medicare as well as a federal subsidy of 28% of drug costs between $250 and $5,000, tax-free (the Subsidy), to sponsors of retiree health benefit plans that provide a benefit that meets certain criteria. Our other postretirement plans covering U.S. retirees currently provide certain prescription benefits to eligible participants. Our actuaries have determined that one of our prescription drug plans for retirees, retired prior to January 1, 2004, provides a benefit that is at least actuarially equivalent to Medicare Part D under the Act.

In connection with the adoption of FASB Staff Position 106-2, the Act had the effect of reducing the accumulated postretirement benefit obligation by $9.9 million. This resulted in an unrecognized net gain to the plan, which is currently being amortized. The annual reduction in our other postretirement benefits expense due to the Subsidy is expected to be approximately $1.6 million, which includes the amortization of the unrecognized net gain.

11. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2005	2004	2003
Income taxes
Current
Federal	$62.5	$67.4	$48.2
State	4.8	7.7	4.1
International	23.5	15.6	15.5
	90.8	90.7	67.8

Deferred
Federal	10.1	1.5	15.3
State	1.0	—	1.4
International	(5.2)	(3.2)	(1.1)
	5.9	(1.7)	15.6
Total income taxes	$96.7	$89.0	$83.4

The components of income from consolidated continuing operations before income taxes follow:

(millions)	2005	2004	2003
Pretax income
United States	$208.6	$204.5	$175.6
International	87.1	89.3	94.4
	$295.7	$293.8	$270.0

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2005	2004	2003
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.3	1.7	1.3
Tax effect of international operations	(3.3)	(5.8)	(5.3)
Tax credits	(.3)	(.5)	(.8)
Other, net	—	(.1)	.7
Effective tax rate	32.7%	30.3%	30.9%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2005	2004
Deferred tax assets
Employee benefit liabilities	$71.6	$68.1
Accrued expenses and other reserves	18.3	27.5
Inventory	6.1	8.4
Net operating and capital loss carryforwards	9.2	11.5
Other	9.2	16.0
Valuation allowance	(8.0)	(13.3)
	106.4	118.2

Deferred tax liabilities
Depreciation	61.9	54.7
Intangible assets	69.2	17.1
Other	6.0	21.3
	137.1	93.1
Net deferred tax asset (liability)	$(30.7)	$25.1

At November 30, 2005, our non-U.S. subsidiaries have tax loss carryforwards of $18.2 million. Of these carryforwards, $8.3 million expire through 2015 and $9.9 million may be carried forward indefinitely. The current statutory rates in these countries range from 26% to 37%.

At November 30, 2005, our non-U.S. subsidiaries have capital loss carryforwards of $13.6 million. Of these carryforwards, $1.8 million expire in 2009 and $11.8 million may be carried forward indefinitely. The current statutory rates in these countries range from 15% to 30%.

A valuation allowance has been provided to record deferred tax assets at their net realizable value. The $5.3 million net decrease in the valuation allowance was due to an additional valuation allowance of $0.9 million related to losses generated in 2005 which may not be realized in future periods, offset by a decrease in the valuation allowance of $6.2 million. The $6.2 million decrease is due to lower foreign currency exchange rates of $1.2 million and the remainder primarily due to valuation allowances no longer required as the underlying expenses that created the deferred tax assets were disal lowed in a tax audit.

U.S. income taxes are not provided for unremitted earn ings of international subsidiaries and affiliates where our intention is to reinvest these earnings permanently or to repatriate the earnings when it is tax effective to do so. Accordingly, we believe that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.  Unremitted earnings of such entities were $273.7 million at November 30, 2005.

12. STOCK-BASED COMPENSATION PLANS

Under our various stock option plans, options to purchase shares of our Common Stock were granted to employees and directors. The option price for shares granted under these plans is the fair market value on the grant date and the grants have 10-year terms.

Our ESPP enables employees to purchase McCormick common stock non-voting at the lower of the stock price at grant date or exercise date. Options granted under this plan have a two-year term.

A summary of our stock option activity for the years ended November 30, 2005, 2004 and 2003 follows:

	2005		2004		2003
(shares in millions)	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price

Beginning of year	17.4	$21.81	17.4	$18.60	14.6	$17.25
Granted	2.7	$37.91	4.1	$30.71	4.6	$22.57
Exercised	(2.4)	$19.07	(3.9)	$16.75	(1.6)	$17.43
Forfeited	(.2)	$28.64	(.2)	$24.16	(.2)	$20.58
End of year	17.5	$24.58	17.4	$21.81	17.4	$18.60
Exercisable - end of year	10.2	$20.47	8.7	$18.24	8.8	$16.69

A summary of our stock options outstanding at November 30, 2005 follows:

		Options outstanding		Options exercisable
(shares in millions) Range of exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price	Shares	Weighted- average exercise price
$11.00 - $17.84	2.7	3.5	$14.06	2.7	$14.06
$17.85 - $24.68	8.3	5.9	$20.87	5.9	$20.44
$24.69 - $31.51	3.8	7.7	$30.54	1.2	$30.48
$31.52 - $38.35	2.7	8.1	$37.91	.4	$35.28
	17.5	6.3	$24.58	10.2	$20.47

Under all stock purchase and option plans, there were 9.9 million and 12.6 million shares reserved for future grants at November 30, 2005 and 2004, respectively.

Included in stock options exercised are non-cash option swaps and taxes paid with shares of $1.5 million, $12.8 million and $1.1 million for 2005, 2004 and 2003, respectively. These amounts have been excluded from common stock issued and acquired by purchase in the consolidated cash flow statement as these are non-cash transactions.

13. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2005, 2004 and 2003 follows:

(millions)	2005	2004	2003

Average shares outstanding - basic	134.5	137.0	139.2
Effect of dilutive securities:
Stock options and ESPP	3.6	4.3	3.4
Average shares outstanding - diluted	138.1	141.3	142.6

14. CAPITAL STOCKS

Holders of Common Stock have full voting rights except that (1) the voting rights of persons who are deemed to own beneficially 10% or more of the outstanding shares of Common Stock are limited to 10% of the votes entitled to be cast by all holders of shares of Common Stock regardless of how many shares in excess of 10% are held by such person; (2) we have the right to redeem any or all shares of stock owned by such person unless such person acquires more than 90% of the outstanding shares of each class of our common stock; and (3) at such time as such person controls more than 50% of the vote entitled to be cast by the holders of outstanding shares of Common Stock, automatically, on a share-for-share basis, all shares of Common Stock Non-Voting will convert into shares of Common Stock.

Holders of Common Stock Non-Voting will vote as a separate class on all matters on which they are entitled to vote. Holders of Common Stock Non-Voting are entitled to vote on reverse mergers and statutory share exchanges where our capital stock is converted into other securities or property, dissolution of the Company and the sale of substantially all of our assets, as well as forward mergers and consolidation of the Company.

15. COMMITMENTS AND CONTINGENCIES

We are a party to various pending legal proceedings and claims, tax issues and other matters arising out of the normal course of business. Although the results of pending claims and litigation cannot be predicted with certainty, in management’s opinion, the final outcome of these proceedings and claims, tax issues and other matters will not have a material effect on our consolidated results of operations, financial position or cash flows.

Notes to Consolidated Financial Statements

16. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, herbs, seasoning blends and other flavors throughout the world. The consumer segment sells to retail outlets, including grocery, mass merchandise, discount and drug stores under a variety of brands, including McCormick and Zatarain’s in the U.S., Ducros, Vahine and Silvo in continental Europe, Club House in Canada and Schwartz in the U.K. The industrial segment sells to other food manufacturers and the food service industry both directly and indirectly through distributors.

In each of our segments, we produce and sell many individual products which are similar in composition and nature. It is impractical to segregate and identify profits for each of these individual product lines.

We measure segment performance based on operating income. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing are often integrated to maximize cost efficiencies. We do not segregate jointly utilized assets by individual segment for internal reporting, evaluating performance or allocating capital. Asset-related information has been disclosed in aggregate.

Accounting policies for measuring segment operating income and assets are substantially consistent with those described in note 1 of the notes to consolidated financial statements, “Summary of Significant Accounting Policies.” Because of manufacturing integration for certain products within the segments, products are not sold from one segment to another but rather inventory is transferred at cost.  Intersegment sales are not material. Corporate and other includes general corporate expenses and charges not directly attributable to the segments. Corporate assets include cash, deferred taxes, certain investments and fixed assets.

(millions)	Consumer	Industrial	Total Food	Corporate & Other	Total
2005
Net sales	$1,401.8	$1,190.2	$2,592.0	—	$2,592.0
Special charges	10.1	0.1	10.2	$1.0	11.2
Operating income	283.1	105.3	388.4	(44.9)	343.5
Income from unconsolidated operations	17.5	3.1	20.6	—	20.6
Goodwill, net	619.5	44.4	663.9	—	663.9
Assets	—	—	2,122.7	150.0	2,272.7
Capital expenditures	—	—	70.9	2.9	73.8
Depreciation and amortization	—	—	63.6	11.0	74.6
2004
Net sales	$1,339.8	$1,186.4	$2,526.2	—	$2,526.2
Special charges (credits)	1.0	3.0	4.0	$(6.5)	(2.5)
Operating income	269.7	113.6	383.3	(50.6)	332.7
Income from unconsolidated operations	12.3	2.3	14.6	—	14.6
Goodwill, net	664.9	48.0	712.9	—	712.9
Assets	—	—	2,179.1	190.5	2,369.6
Capital expenditures	—	—	65.6	4.2	69.8
Depreciation and amortization	—	—	61.1	10.9	72.0
2003
Net sales	$1,162.3	$1,107.3	$2,269.6	—	$2,269.6
Special charges	1.8	2.3	4.1	$1.4	5.5
Operating income	230.9	108.9	339.8	(44.3)	295.5
Income from unconsolidated operations	14.8	1.6	16.4	—	16.4
Goodwill, net	664.9	43.8	708.7	—	708.7
Assets	—	—	2,003.9	141.6	2,145.5
Capital expenditures	—	—	74.9	16.7	91.6
Depreciation and amortization	—	—	56.1	9.2	65.3

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

(millions)	United States	Europe	Other countries	Total
2005
Net sales	$1,581.4	$638.1	$372.5	$2,592.0
Long-lived assets (1)	553.5	645.9	92.5	1,291.9
2004
Net sales	$1,558.9	$610.5	$356.8	$2,526.2
Long-lived assets (1)	511.5	709.1	94.1	1,314.7
2003
Net sales	$1,401.4	$538.2	$330.0	$2,269.6
Long-lived assets (1)	519.7	569.3	86.2	1,175.2

(1)          Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

17. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)	2005	2004

Inventories
Finished products and work-in-process	$187.0	$196.7
Raw materials	157.0	153.5
	$344.0	$350.2
Property, plant and equipment
Land and improvements	$28.4	$28.0
Buildings	263.9	258.1
Machinery and equipment	592.6	631.2
Construction in progress	78.9	71.7
Accumulated depreciation	(494.1)	(502.4)
	$469.7	$486.6
Investments and other assets
Investments in affiliates	$71.9	$76.2
Other investments	36.1	27.2
Other assets	30.3	30.7
	$138.3	$134.1
Other accrued liabilities
Payroll and employee benefits	$63.1	$86.5
Sales allowances	126.5	121.3
Income taxes	25.4	21.0
Other	179.7	175.6
	$394.7	$404.4
Other long-term liabilities
Pension	$97.8	$99.1
Postretirement benefits	86.9	85.5
Deferred taxes	79.2	7.2
Other	16.8	19.4
	$280.7	$211.2

(millions)	2005	2004	2003
Depreciation	$74.1	$71.5	$64.8
Interest paid	49.1	41.0	39.0
Income taxes paid	78.9	77.6	80.7
Interest capitalized	2.1	2.7	2.7

(millions)	2005	2004
Accumulated other comprehensive income, net of tax where applicable
Foreign currency translation adjustment	$113.4	$210.8
Unrealized loss on foreign currency exchange contracts	(.5)	(2.8)
Fair value of open interest rate swaps	(3.7)	(6.0)
Unamortized value of settled interest rate swaps	(1.7)	(3.3)
Minimum pension liability adjustment	(79.9)	(79.1)
	$27.6	$119.6

Dividends paid per share were $0.64 in 2005, $0.56 in 2004 and $0.46 in 2003.

18. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2005
Net sales	$603.6	$628.6	$622.7	$737.1
Gross profit	228.2	241.3	243.3	323.8
Operating income	58.0	71.2	78.9	135.4
Net income	36.1	42.8	48.0	88.0
Basic earnings per share	.27	.32	.36	.66
Diluted earnings per share	.26	.31	.35	.65
Dividends paid per share –
Common Stock and
Common Stock Non-Voting	.16	.16	.16	.16
Market price - Common Stock
High	39.00	38.05	34.68	33.50
Low	36.60	33.58	31.70	29.00
Market price - Common Stock
Non-Voting
High	39.06	38.25	34.81	33.53
Low	36.00	33.56	31.66	29.24
2004
Net sales	$572.4	$596.2	$613.5	$744.1
Gross profit	221.7	231.9	239.2	315.1
Operating income	61.4	69.7	74.0	127.6
Net income	38.1	42.9	46.2	87.3
Basic earnings per share	.28	.31	.34	.64
Diluted earnings per share	.27	.30	.33	.62
Dividends paid per share –
Common Stock and
Common Stock Non-Voting	.14	.14	.14	.14
Market price - Common Stock
High	31.25	35.45	35.97	37.50
Low	28.86	31.22	32.40	33.10
Market price - Common Stock
Non-Voting
High	31.27	35.56	36.07	37.41
Low	28.84	31.00	32.25	33.14

Historical Financial Summary

(millions except per share data)	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995

For the year
Net sales under EITF 01-09 (1)	$2,592.0	$2,526.2	$2,269.6	$2,044.9	$1,939.1	$1,863.5	—	—	—	—	—
Net sales prior to EITF 01-09 (1)	—	—	—	—	2,092.9	1,945.1	$1,837.2	$1,722.3	$1,621.1	$1,571.1	$1,543.3
Percent increase	2.6%	11.3%	11.0%	5.5%	4.1%	5.9%	6.7%	6.2%	3.2%	1.8%	11.1%
Operating income	343.5	332.7	295.5	262.4	219.6	200.5	149.2	163.9	153.9	92.3	152.2
Income from unconsolidated operations	20.6	14.6	16.4	22.4	21.5	18.6	13.4	6.2	7.7	5.6	2.1
Net income from continuing operations	214.9	214.5	199.2	173.8	137.1	124.5	88.1	95.3	89.4	45.4	77.8
Net income (2) (3) (4) (5) (6)	214.9	214.5	210.8	179.8	146.6	137.5	103.3	103.8	98.4	41.9	97.5

Per common share (7)
Earnings per share – diluted
Continuing operations	$1.56	$1.52	$1.40	$1.22	$.98	$.89	$.61	$.65	$.59	$.28	$.48
Discontinued operations (2) (5)	—	—	.09	.04	.07	.09	.07	.06	.06	.03	.12
Extraordinary item	—	—	—	—	—	—	—	—	—	(.05)	—
Accounting change (3) (6)	—	—	(.01)	—	—	—	.04	—	—	—	—
Net income	1.56	1.52	1.48	1.26	1.05	.99	.72	.71	.65	.26	.60
Earnings per share – basic (2) (3) (5) (6)	1.60	1.57	1.51	1.29	1.06	1.00	.72	.70	.65	.26	.60
Common dividends declared (8)	.66	.58	.49	.425	.405	.385	.35	.325	.305	.285	.265
Market Non-Voting closing price	31.22	36.45	28.69	23.79	21.50	18.63	16.03	16.69	13.25	12.32	11.82
- end of year
Book value per share	6.03	6.57	5.50	4.23	3.36	2.63	2.72	2.68	2.66	2.88	3.20

At Year-End (5)
Total assets	$2,272.7	$2,369.6	$2,145.5	$1,930.8	$1,772.0	$1,659.9	$1,188.8	$1,259.1	$1,256.2	$1,326.6	$1,614.3
Current debt	106.1	173.2	171.0	137.3	210.8	551.9	100.6	163.6	121.3	108.9	297.3
Long-term debt	463.9	465.0	448.6	450.9	451.1	157.2	238.4	247.4	276.5	291.2	349.1
Shareholders’ equity	799.9	889.7	755.2	592.3	463.1	359.3	382.4	388.1	393.1	450.0	519.3
Total capital (9)	1,399.1	1,558.9	1,397.0	1,199.4	1,138.0	1,079.8	721.4	799.1	790.9	850.1	1,165.7

Statistics & Ratios
Percentage of net sales
Gross profit under EITF 01- 09 (1)	40.0%	39.9%	39.6%	39.1%	38.0%	35.2%	—	—	—	—	—
Gross profit prior to EITF 01- 09 (1)	—	—	—	—	43.5%	38.5%	36.2%	35.0%	35.5%	36.0%	34.9%
Operating income under EITF 01- 09 (1)	13.3%	13.2%	13.0%	12.8%	11.3%	10.8%	—	—	—	—	—
Operating income prior to EITF 01- 09 (1)	—	—	—	—	10.5%	10.3%	8.1%	9.5%	9.5%	5.9%	9.9%
Net income from continuing operations	8.3%	8.5%	8.8%	8.5%	7.1%	6.7%	4.8%	5.5%	5.5%	2.9%	5.0%
Effective tax rate	32.7%	30.3%	30.9%	31.0%	32.6%	35.5%	40.4%	35.7%	36.8%	38.6%	35.7%
Depreciation and amortization (4)	$74.6	$72.0	$65.3	$53.4	$60.7	$49.7	$46.1	$43.7	$38.6	$52.6	$52.2
Capital expenditures	$73.8	$69.8	$91.6	$100.4	$96.8	$42.0	$41.0	$37.8	$34.2	$63.8	$71.3
Debt-to-total-capital	40.7%	40.9%	44.4%	49.0%	58.2%	65.7%	47.0%	51.4%	50.3%	47.1%	55.5%
Average shares outstanding (7)
Basic	134.5	137.0	139.2	139.5	137.8	137.6	142.8	146.6	151.4	161.2	162.4
Diluted	138.1	141.3	142.6	142.3	140.2	139.2	144.0	147.6	151.8	161.4	162.6

(1)               In 2002, McCormick implemented EITF 01-09. Results have been reclassified for 2001 and 2000.

(2)               McCormick sold both Gilroy Foods, Incorporated and Gilroy Energy Company, Inc. in 1996.

(3)               In 1999, McCormick changed its actuarial method for computing pension expense.

(4)               In 2002, McCormick adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Prior year results have not been adjusted.

(5)               In 2003, McCormick sold its packaging segment and Jenks Sales Brokers in the U.K. All years have been restated for the sale of the packaging segment.  Only 2002 and 2001 have been restated for the sale of Jenks.

(6)               In 2003, McCormick consolidated the lessor of a leased distribution center in accordance with FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” as revised.

(7)               All share data adjusted for 2-for-1 stock split effective April 2002.

(8)               Includes fourth quarter dividends which, in some years, were declared in December following the close of each fiscal year.

(9)               Total capital includes debt, minority interest and shareholders’ equity.

Investor Information

World Headquarters

McCormick & Company, Incorporated

18 Loveton Circle

Sparks, MD 21152-6000

U.S.A.

(410) 771-7301

www.mccormick.com

Stock Information

New York Stock Exchange

Symbol: MKC

Anticipated Dividend Dates – 2006

Record Date	Payment Date
04/03/06	04/17/06
07/07/06	07/21/06
10/06/06	10/20/06
12/29/06	01/19/07

McCormick has paid dividends every year since 1925.

Independent Registered Public Accounting Firm

Ernst & Young LLP

621 East Pratt Street

Baltimore, MD 21202

Certifications

The Company has filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, the Chief Executive Officer has provided the required annual certifications to the New York Stock Exchange.

Investor Inquiries

Our investor website, ir.mccormick.com, has our corporate governance principles, as well as annual reports, Securities & Exchange Commission (SEC) filings, press releases, webcasts and other information.

To obtain without cost a copy of the annual report filed with the SEC on Form 10-K or for general questions about McCormick or information in our annual or quarterly reports, contact Investor Relations at the world headquarters address, investor website or telephone:

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

Transfer Agent and Registrar

Wells Fargo Bank, N.A.

Shareowner Services

161 North Concord Exchange Street

South St. Paul, MN 55075 -1139

(877) 778- 6784, or (651) 450- 4064

www.wellsfargo.com/shareownerservices

You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

The Company offers an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares through the Plan. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

(877) 778-6784 or (651) 450- 4064
www.wellsfargo.com /shareownerservices

Stock Price History

3 months ended	High	Low	Close
11/30/05	$33.53	$29.24	$31.22
08/31/05	34.81	31.66	33.91
05/31/05	38.25	33.56	33.84
02/28/05	39.06	36.00	37.99
11/30/04	37.41	33.14	36.45

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 22, 2006, at Marriott’s Hunt Valley Inn, 245 Shawan Road (Exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

Online Receipt of Annual Report and Proxy Statement

If you are a registered shareholder and would like to access next year’s proxy statement and annual report over the Internet, go to www.econsent.com/mkcv/ to enroll for this service.

Trademarks

Use of ® or TM in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

McCormick & Company, Incorporated
18 Loveton Circle

Sparks, Maryland 21152-6000 U.S.A.
410-771-7301

www.mccormick.com