Form 10-K, Exhibit 13
period 2006-11-30
MCCORMICK & CO INC
filed 2007-01-29
CIK 63754

Exhibit 13

McCORMICK & COMPANY 2006 ANNUAL REPORT

The Journey Continues

Table of Contents

Letter to Shareholders	1
Q&A – On the Journey…with Bob Lawless	4
Financial Highlights	5
Key Initiatives	6
The Multiple Management Story	14
Directors and Officers	16
Management’s Discussion and Analysis	18
Financial Information	35
Investor Information	59

Business Description

McCormick is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. Customers range from retail outlets and food service providers to food manufacturers. Founded in 1889 and built on a culture of Multiple Management, McCormick has approximately 7,500 employees.

Vision Statement

McCormick will be the leading global supplier of value-added flavor solutions. Building on strong brands and innovative products, we will be the recognized leader in providing superior quality, value and service to customers and consumers around the world.

Values

The people of McCormick are our “key ingredient.”
Ethical behavior
Teamwork
High performance
Innovation
Concern for one another
=	Success

This year’s annual report is scented with nutmeg – the dried, aromatic seed of an apricot-like fruit. McCormick imports nutmeg from Indonesia and other tropical locations. Piney and citrus-like flavors combine with sweet and bitter tastes to provide nutmeg's distinctive flavor.

Letter to Shareholders

We are on a rewarding and exciting journey. It’s rewarding in that we’re surpassing our goals, earning superior shareholder returns and achieving excellent growth. It’s exciting because we have initiatives underway that position us well to continue that success.

Our 2006 results were record-setting. Earnings per share were $1.50 – up substantially from 2005 on a comparable basis. In addition, we met or exceeded all our financial goals – clearly showing that our disappointing 2005 was just a bump in the road.

Surpassing Our Goals

Our three key financial goals for 2006 were to:

•                  Increase sales by 3% to 5%.

•                  Increase our gross profit margin by 1.0 percentage point.

•                  Increase our earnings per share by 8% to 10% on a comparable basis.

We increased sales by 5%. Consumer sales increased by 5%, and industrial sales increased by 4%. Sales grew with successful new products, effective marketing programs, the acquisition of Simply Asia Foods, and higher pricing.

We increased our gross profit margin by 1.0 percentage point through a combination of cost savings programs, pricing and a favorable business mix. Our gross profit margin reached 41.0%. That’s an increase of 5.8 percentage points since 2000 and the result of our aggressive pursuit of gross profit margin improvement.

We increased earnings per share by 14% on a comparable basis. That comparison excludes the impact of stock-based compensation expense, which we began to record in 2006, and restructuring charges. Including 22¢ of restructuring charges and 11¢ of stock-based compensation expense, our earnings per share for 2006 were $1.50. In 2005, our earnings per share – including 5¢ of restructuring expense – were $1.56.

Earning Superior Shareholder Returns

Over the past 10 years, our average annual total return to shareholders has been 14%. That compares with the 9% average annual return of our food industry group and the 8% average annual return of the S&P 500. Total return to shareholders is the combination of stock price appreciation and dividends.

In November 2006, we increased our quarterly dividend 11% to 20¢ per share. We have been paying dividends since 1925, and we have increased the dividend annually for the last 20 consecutive years.

In 2006, our common stock price rose 24%. That reflects both our strong performance and our strong outlook.

Our business continues to generate a high level of cash. Our 2006 cash from operations was $311 million. We returned more than 80% of this amount to shareholders through dividends and repurchased shares. The remainder we’ve invested in growing our business.

Achieving Excellent Growth

Our growth strategy is straightforward: improve margins, invest in the business and increase sales and profits. There are four initiatives we have in place to continue our growth – advance, revitalize, transform and innovate.

Over the past 10 years, our total shareholder return on an annual basis has been 14%.This has exceeded the total shareholder returns of our food industry group as well as the S&P 500 Index.

We are advancing with the restructuring plan we announced in late 2005. The plan includes consolidating our global manufacturing and eliminating administrative redundancies. These actions reduced our costs by $10 million in 2006, and we expect to deliver another $30 million of savings in 2007. By the end of 2008, total annual cost savings should be $50 million.

We are revitalizing our McCormick brand spices and seasonings in the United States. This line of products accounts for about one-third of our consumer business sales. New products, new labels and new flip-top caps – along with new store shelving that makes shopping easier for the consumer and restocking easier for grocers – will roll out through 2008. We have already seen the early signs of success from this initiative.

We are transforming our U.S. industrial business and have already made significant progress. We’re simplifying and focusing our resources on growing with large customers who have the greatest potential to add profitable sales. We have reduced the number of industrial customers we serve from 1,000 to fewer than 750. This progress – along with similar actions we’ve taken in Europe and a rebound from a difficult year in 2005 – improved operating income for our industrial business by 26% on a comparable basis, excluding the impact of restructuring charges and stock-based compensation expense.

We are innovating by leading and staying on top of the latest trends in our major markets. Innovation is vital to the long-term health of our business. Consumer demand – for convenience, freshness, ethnic flavors and more – guides not only our new product development, but also our acquisition strategy. For example, in June 2006, we added the fast-growing Thai Kitchen® and Simply Asia® brands that offer authentic Asian flavors to U.S. consumers.

Continuing Our Success

While our initiatives have us well positioned for continued growth and success, two of the challenges we face are higher costs and competition.

Higher costs for certain materials, employee benefits and energy affect our business and our industry. We offset those higher costs with improvements in efficiency and pricing actions as appropriate.

Our business is highly competitive in both the consumer and industrial segments. Our superior quality and innovation in products as well as services, give us a competitive advantage. Recent examples include our store merchandising ideas and our new Create IT® Center.

Our icon brands, leading market share and breadth of flavor solutions are truly unique. No one can match what we offer and achieve. We provide great taste – whether eating at home or out, enjoying ethnic cuisine or comfort foods, limiting fat or salt intake, cooking on the grill or in the microwave.

Flavor is a great business for us with very few boundaries.

Accomplishing a Great Deal

Every year, our leaders and employees overcome many challenges and achieve results of which we’re proud. But 2006 was particularly striking. After the challenges of 2005, not only did we achieve a rebound in our business but significant progress was made in preparing for future sustained growth.

Our accomplishments included: the ahead-of-plan transfer and consolidation of production from what was our second largest plant, the turnaround in our industrial business, the implementation of B2K in Europe, the success of the first stage of revitalization for the largest part of our consumer business, the completion of a great acquisition and higher profit from our joint venture in Mexico.

I congratulate our employees and leaders around the world. Never have I seen so many do so much this quickly.

A Rewarding and Exciting Journey

The road we’ve taken has been successful. To continue that success, we continue to build upon the strong foundation of our executive team. Our Board of Directors is instrumental in this process and in developing our business strategy and governance principles.

Alan Wilson has been promoted to President & COO. Since joining McCormick in 1993, Alan has earned respect as a leader who sets direction, is willing to make tough decisions and is comfortable with complexity. We also announced the promotion of Mark Timbie to President– North American Consumer Foods and named Lawrence Kurzius President– Europe, Middle East and Africa.

After 29 years of distinguished service, Karen Weatherholtz, Senior Vice President – Human Relations is retiring from the Company and the Board. A Board member since 1992, she has contributed greatly during her career, instilling strong values, developing an effective organization and motivating our workforce. Barry Beracha is also retiring from our Board. He has been a director since 2000 and has chaired the Compensation Committee over the past few years. We appreciate his contributions and service. We are pleased that Michael Mangan, Senior Vice President, CFO of The Black & Decker Corporation has joined the Board.

In 2007, our Multiple Management philosophy will mark its 75th anniversary. This problem-solving and professional development system – which brings together employees from all levels and functions – is key to our continuing success and performance like we had in 2006.

We are on a rewarding and exciting journey. Our strategy is effective and sustainable. Our passion for the business and our ability to execute drive our strategy. With the initiatives we have in place today, I am confident that we will continue to reward your loyalty and support with value creation and superior returns.

Robert J. Lawless, Chairman and CEO

Dividends per share 1987-2006

We have been paying dividends since 1925, and we have increased the dividend annually for the last 20 consecutive years.

In 2000, the percentage of our sales from value-added products was approximately 60%. Today, more than 70% of our sales are from value-added products.

On the Journey…with Bob Lawless

How do you balance restructuring, revitalization and other initiatives with running the business?

Talented, dedicated and hard-working employees and effective leadership make it happen. It takes setting clear plans, keeping an eye on our goals and maintaining open communication.

In the past, we have had success managing the business while also implementing key initiatives and programs like B2K and integrating major acquisitions like Ducros. There’s no reason why that shouldn’t continue in the future.

How will we benefit from the increasing interest in healthier products?

I believe it presents an enormous opportunity for us. Think about it. Reducing salt, removing fat and lowering sugar content takes away a lot of flavor. We provide flavor that can take the place of what goes away.

Over the years we have grown from a supplier of natural spices and herbs, to a leading provider of value-added products. In 2000, the percentage of our sales from value-added products was approximately 60%. Today, more than 70% of our sales are from value-added products.

In recent years, our development efforts have included a focus on wellness. In 2006 we introduced a number of lower sodium items such as chili and taco seasonings. In 2007, we will expand our line of organic products. For our restaurant and food manufacturing customers, we are developing seasonings, condiments and other flavors that add great taste to healthier products.

Going beyond the products we provide, in 2007 we are forming the McCormick Science Institute to advance the health benefits of spices and herbs.

What makes McCormick a good investment?

We are a good investment for many reasons. Here are a half dozen that stand out to me:

•                  Spanning all types of food and beverages across our consumer and industrial businesses, flavor is an exciting business with few boundaries.

•                  Our strategy – to improve margins, invest in the business, and grow sales and profits – is successful and sustainable.

•                  We deliver on our commitments – our aggressive plans launched at the end of 2005 are already yielding significant results.

•                  We generate a significant amount of cash, strategically investing it in capital projects, dividends, share repurchases and acquisitions.

•                  We possess strong values and a deep culture. For 75 years we have embraced the principles of participative management and engaged employees at all levels.

•                  Our great track record in building shareholder value during the past 10 years provides reason to look forward to the next 10 years with equal enthusiasm.

Financial Highlights

for the year ended November 30 (millions except per share data )

	2006	2005	% change

Net sales	$2,716.4	$2,592.0	4.8%

Gross profit	1,114.6	1,036.6	7.5%

Gross profit margin	41.0%	40.0%

Operating income	269.6	343.5	(21. 5%)

Operating income margin	9.9%	13.3%

Net income	202.2	214.9	(5.9%)

Earnings per share – diluted	1.50	1.56	(3.8%)

Average shares outstanding – diluted	135.0	138.1	(2.2%)

Dividends paid	$95.0	$86.2	10.2%

Dividends paid per share	.72	.64	12.5%

In 2006, charges related to our restructuring plan reduced operating income by $84.1 million, net income by $30.3 million and diluted earnings per share by $0.22. Stock-based compensation, which we began to record in 2006, reduced operating income by $22.0 million, net income by $15.1 million and diluted earnings per share by $0.11.

In 2005, charges related to restructuring reduced operating income by $11.2 million, net income by $7.5 million and diluted earnings per share by $0.05.

On a comparable basis, excluding the impact of restructuring charges and stock-based compensation expense, diluted earnings per share rose 14% in 2006.

The price of McCormick stock rose 24% to $38.72 during fiscal year 2006.

Our new seasoning mix line has a production rate that is approximately nine times faster than the equipment it replaced. Productivity improvements and capital investments enabled us to consolidate several manufacturing plants.

Our Journey...We Are Advancing

We are significantly improving margins throughout our business. Since 2000, our gross profit margin has increased by 5.8 percentage points, reaching 41.0% in 2006. Driving our gross profit margin improvement are better productivity, improvements in our supply chain and other cost reduction actions. In addition, with new products and acquisitions, we have shifted our business focus toward higher-margin, more value-added offerings.

In 2002, we began to lay the groundwork for further margin improvement with our B2K program. This is a global initiative that makes efficient use of state-of-the-art information technology. We have followed that with an ambitious restructuring plan – announced in late 2005 – under which we are consolidating our global manufacturing and distribution facilities. The restructuring also includes eliminating administrative redundancies and creating a more efficient way to market and sell our products.

We have made great progress. Consolidating our manufacturing resulted in major efficiency improvements. It enabled us to eliminate significant expense and close several plants including our second largest plant, which was located in California. Additional actions included streamlining two of our major joint ventures and the merging of U.S. consumer business sales organizations.

By the end of 2006, actions taken under the plan reduced our costs by $10 million. We’re working toward an additional $30 million in savings in 2007, and we’re on track to achieve our goal of $50 million in cost savings by the end of 2008

•

Alan Wilson

President and COO

“A company-wide restructuring plan is removing complexity and increasing effectiveness. We expect to achieve $50 million in annual costs savings by 2008.”

In 2006 we reached a gross profit margin of 41.0%. Since 2000, this was an increase of 5.8 percentage points.

B2K is our global initiative that makes effective use of state-of-the-art information technology. We began B2K in our U.S. business operations in 2002 and implemented it in our major European operations in 2006.

McCormick
BLENDS
EXTRACTS
GRINDERS
GARLIC & ONION
GRILL MATES
Celery Salt
Cinnamon
Cinnamon
Cinnamon
Dill Seed
Dill Weed
Fennel Seed
Ginger
Parsley Flakes
Red Pepper

Our new gravity-feed shelving allows consumers to locate their favorite products more easily and readily see what’s new. For our retail customers, restocking time is reduced by up to 40%.

Our Journey...We Are Revitalizing

In our consumer business, we spark growth by bringing excitement and news to the consumer. That’s part of our responsibility as a leader in markets around the world.

Over the last two years, the excitement comes from our actions to provide consumers with the flavor choices they want. For example, we revitalized our dry seasoning mix business in the U.S. marketplace, and followed that with an update of this product line in Europe. In addition, we introduced a number of new contemporary wet sauces and pastes that include our Finishing Sauces in U.S. markets, Schwartz® for Fish in the U.K., and Szechuan pastes in China.

In 2006, we began a revitalization effort that will be the most comprehensive change to our spice and seasoning line in the United States since the mid-1980s. Through 2008 we will be installing new shelving systems in major grocery stores across the country to improve the consumer’s shopping experience and reduce restocking time by up to 40%. New flip-top caps and more attractive labels introduced in 2006, are providing added convenience and appeal. In addition, we have replaced slow-moving items with roasting rubs, signature blends, gourmet grinders and other innovative products in line with current and future trends.

Increased sales in the second half of 2006 are an early sign of success with this initiative.

Revitalization will never be finished. We will continue to make dynamic changes to stay relevant to the consumer and add value for our customers.

Mark Timbie

President – North American Consumer Foods

“In the U.S., we expect significant increases in sales of our McCormick brand products and of the entire category as we revitalize our spice and seasoning line with new merchandising, new packaging and new products.”

As a leader in markets around the world, it is our responsibility to bring innovation and excitement to the consumer and to drive category growth.

Wet sauces and pastes – including these McCormick brand Szechuan pastes recently launched in China – are a fresh alternative to dried herbs and spices in markets around the world.

At our CreateIT® Center – which we opened in early 2007 – we engage strategic industrial customers at the front end of their process to discuss trends and develop winning new product ideas.

Our Journey...We Are Transforming

In our industrial business, we have sharpened our focus. We are now concentrating our efforts on meeting the needs and demands of the global leaders among food manufacturers and in the food service industry. These are our largest and most strategic customers, and they offer us significant growth potential – during 2006, we supplied less than 25% of the seasonings, coating and other flavors they purchased.

To take advantage of this growth opportunity, we have been directing our resources toward more-profitable, faster-growing customers and away from less-profitable, slower-growing customers. This effort has reduced the number of our industrial business customers in the U.S. – from 1,000 to fewer than 750 – and significantly increased our growth and profit potential. The smaller customers we dropped made minimal purchases – they made up 25% of our customers, but accounted for only 2% of our industrial business sales. We will continue to reduce the types and numbers of customers – and products – that don’t have growth and profit opportunities in line with our goals and strategies.

Our transformation has included not only an increased focus on strategic customers, but also a reorganization of our sales force and an invigorated emphasis on exploring growth opportunities. It has led to renewed energy and momentum in our industrial business – as well as to several successful new product launches during 2006, including snack seasonings, chicken coatings and beverage flavors. By the end of 2008, our goal is to increase the operating income margin for our industrial business by 2.5-to-3.5 percentage points.

Chuck Langmead

President – U. S. Industrial Group

“Our strategic industrial customers – quick-service restaurants, food and beverage manufacturers and food service distributors – are the global leaders in their industry.”

In Europe, sharpening our focus on key industrial customers has eliminated complexity and dropped those customers and products that are smaller, slower-growing and which account for little of our revenue and profit.

Our goal is to increase the operating income margin for our industrial business by 2.5-to-3.5 percentage points by 2008.

Whether it’s in a kitchen in Europe, a restaurant in Asia or on-the-go in North America – we are experimenting with bold and zesty flavors. Across our consumer and industrial businesses, our flavor reaches all sectors of the global food industry.

Our Journey...We Are Innovating

Innovation is vital – 10% of our sales in 2006 came from products that we have introduced since 2004.

Our extensive databases on consumer trends and grocery store sales, and our collaborative work with top culinary chefs on product and recipe development give us an unmatched expertise. One way we use that expertise is to create and publish our Flavor Forecast, which we share with customers, consumers and food editors. It can be found on our web site at www.mccormick.com.

Current trends driving what consumers purchase and prepare include freshness, convenience, ethnic and wellness. Our new product platforms reflect these trends and include authentic Hispanic products, organic herbs and spices, wet sauces and pastes, and lower sodium items.

We pursue innovation – opportunities for growth – through product development, as well as through the acquisition of complementary brands and businesses. In 2006, we acquired the Thai Kitchen® and Simply Asia® brands, extending our array of flavors for the U.S. consumer. Thai Kitchen is the No.1 brand in the Thai food category. Simply Asia extends our offerings into Szechuan and other varieties. These are the fastest-growing brands in the Asian category.

We are a global leader in providing flavor to the entire food industry. We plan to maintain and strengthen that leadership through continuous innovation made possible by our unique ability to expand our flavor platform.

Lawrence Kurzius

President – Europe, Middle East & Africa

“We are able to leverage the latest trends with our range of products that include seasonings, sauces, coatings and more. Our opportunity to deliver flavor has few boundaries.”

In 2006, 10% of our global sales came from products that we have introduced in the last three years.

In 2006, we acquired Thai Kitchen and Simply Asia, fast-growing brands that offer consumers authentic, easy-to-prepare Asian dishes. Since 2002, sales of these products have grown at a 32% compound annual rate.

The Multiple Management Story

75 years of the journey

In 2007, McCormick & Company celebrates the 75th anniversary of Multiple Management. Part professional development program and part business improvement process, Multiple Management represents the cultural backbone of our Company.

In 1932, then-President Charles P. McCormick was thrust into his new position upon the sudden death of his uncle, Company founder, Willoughby McCormick. In one of a series of sweeping moves designed to save the business from failing during the great depression, “ C.P.” created one of the first attempts at participative management in the United States. What he called the “Junior Board,” now the Multiple Management Board (MMB), allows employees at all levels of the Company to play a stronger role, be involved in more decision-making and implement ideas to grow the business.

C.P. McCormick began with one MMB which has now grown to 14, with more than half at McCormick locations outside the United States. Thousands of McCormick employees have been professionally developed through the MMB over the years. Management trends in the world of business have come and gone, but for seven and a half decades Multiple Management has worked for McCormick and for the employees who have grown because of it. Multiple Management is a team-based system that allows a diverse, cross-section of employees to develop and work on projects to improve nearly any aspect of the business. The objectives of the MMB are to 1) train and educate employees and 2) create recommendations to contribute to the growth of the business. The following list includes some projects worked on by MMB members in recent years,

What C.P. McCormick began in 1932 was revolutionary for its time, gave employees a larger role in the business and became the foundation of our company culture.

and they represent thousands of projects worked on to improve the business over 75 years: Energy Conservation, Activity-Based Costing, Raw Material Warehouse Efficiency, Management Performance Appraisal, Value Stream Mapping, Information Security Awareness, Capacity Utilization, Benchmarking New Product Development, Global Marketing Communication, Customer Service Metrics and Work/Life Balance.

C.P. McCormick’s vision of Multiple Management included as much benefit to the employee participant as to the business. The MMB offers an environment for employees to develop core skills crucial for professional development: project management, communication, research, critical analysis, leadership, among others. Lessons learned while on an MMB serve employees throughout their careers.

C.P. McCormick’s son, Charles P. McCormick Jr., is a former President and Chairman of the Company and a graduate of the MMB. He said, “The philosophy of Multiple Management created a spirit which became our inner strength. It augments and transcends goals, strategies and business plans. The nurturing of this spirit remains the heartbeat of McCormick.”

Here are some comments made by current employees: “My service on the MMB was invaluable; not only did it allow me to see the big picture beyond my job, it allowed me to take risks and learn.….It was such a professionally rewarding experience. It challenged me.….What I got from my MMB service was a professional maturity and self-awareness.….The feedback we received from other Board members allowed me to grow. It was a fantastic journey of learning and development.”

The Multiple Management philosophy, begun 75 years ago, has fulfilled C.P. McCormick’s dream of a robust business with engaged employees.

MMB members work in teams on projects to improve a wide range of business activities. It’s common for Board members to gain exposure to parts of the business that they would not encounter in their “regular” jobs.

MMB membership offers employees the chance to interact with all levels of the business, express their views based on detailed research and offer recommendations to top management. Since its inception in 1932, the Board has seen a high percentage of its recommendations enacted.

In addition to project work that helps drive our growth, the Board offers employees opportunities to develop professional skills that will serve them throughout their careers.

Left to right

J. Michael Fitzpatrick

Freeman A. Hrabowski, III

Robert J. Lawless

Michael D. Mangan

John P. Bilbrey

Karen D. Weatherholtz

William E. Stevens

Barry H. Beracha

Margaret M.V. Preston

Francis A. Contino

James T. Brady

Board of Directors

Barry H. Beracha 64

Executive Vice President

Sara Lee Corporation (retired)

Chief Executive Officer

Sara Lee Bakery Group (retired)

Chicago, Illinois

Director since 2000

Compensation Committee

John P. Bilbrey 50

Senior Vice President

The Hershey Company

President – Hershey International

Hershey, Pennsylvania

Director since 2005

Compensation Committee

James T. Brady 66

Managing Director, Mid-Atlantic

Ballantrae International, Ltd.

Ijamsville, Maryland

Director since 1998

Audit Committee*

Francis A. Contino 61

Executive Vice President –

Strategic Planning &

Chief Financial Officer

McCormick & Company, Inc.

Director since 1998

J. Michael Fitzpatrick 60

President & Chief Operating Officer

Rohm and Haas Company (retired)

Philadelphia, Pennsylvania

Director since 2001

Audit Committee

Nominating/Corporate Governance

Committee

Freeman A. Hrabowski, III 56

President

University of Maryland

Baltimore County

Baltimore, Maryland

Director since 1997

Nominating / Corporate Governance

Committee*

Robert J. Lawless 60

Chairman of the Board

& Chief Executive Officer

McCormick & Company, Inc.

Director since 1994

Michael D. Mangan 50

Senior Vice President

Chief Financial Officer

The Black & Decker Corporation

Towson, Maryland

Director since 2007

Audit Committee

Margaret M.V. Preston 49

Market Executive

The Private Bank of America

Banc of America Investment

Services, Inc.

New York, New York

Director since 2003

Nominating / Corporate Governance

Committee

William E. Stevens 64

Chairman, BBI Group

St. Louis, Missouri

Director since 1988

Compensation Committee*

Karen D.Weatherholtz 56

Senior Vice President –

Human Relations

McCormick & Company, Inc.

Director since 1992

* Denotes committee chairman

Executive Officers

Robert J. Lawless

Chairman of the Board

& Chief Executive Officer

Paul C. Beard

Vice President – Finance

& Treasurer

Francis A. Contino

Executive Vice President –

Strategic Planning &

Chief Financial Officer

Kenneth A. Kelly, Jr.

Vice President & Controller

Lawrence E. Kurzius

President – Europe,

Middle East & Africa

Charles T. Langmead

President –

U.S. Industrial Group

Robert W. Skelton

Senior Vice President,

General Counsel &

Secretary

Mark T. Timbie

President – North American

Consumer Foods

Karen D. Weatherholtz

Senior Vice President –

Human Relations

Alan D. Wilson

President & Chief Operating

Officer

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

Management’s Discussion and Analysis

The purpose of the Management’s Discussion and Analysis (MD&A) is to provide an understanding of McCormick’s financial results and condition.

A Global Business

McCormick & Company is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. Our major sales, distribution and production facilities are located in North America and Europe. Additional facilities are based in Mexico, Central America, Australia, China, Singapore, Thailand and South Africa. In 2006, 38% of sales were outside the United States.

We operate in two business segments, consumer and industrial. Consistent with market conditions in each segment, our consumer business has a higher overall profit margin than our industrial business.

Across both segments, we have the customer base and product breadth to participate in all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack.

Our Financial Objectives

With good visibility into our business prospects and operating environment, growth objectives are used as internal goals and to provide a financial outlook for our shareholders. In 2006, annual objectives were set to grow sales 3-5% and earnings per share on a comparable basis 8-10% through 2008.

Our business generates strong cash flow which has increased in the past 10 years. Actions to grow net income and improve working capital should lead to further gains. We have consistently paid dividends and expect to increase dividends at a rate similar to the increase in earnings per share. Additional cash is being used to fund strategic acquisitions and capital projects. An active share repurchase program is lowering shares outstanding and improving value for McCormick shareholders.

During the past five years, 84% of cash from operations directly benefited shareholders in the form of dividends and share repurchase.

A Sustainable Strategy

Our strategy – to improve margins, invest in our business and increase sales and profits – is as effective now as it was in 1998 when we developed it.

During the past five years, this strategy has led to average annual sales growth of 7% with acquisitions driving approximately one quarter of the increase. Gross profit margin has risen from 38.0% in 2001 to 41.0% in 2006 and driven higher operating income and net income.

We are increasing margins with cost-savings programs, new capabilities and processes introduced through our B2K program, acquisitions of high-margin brands and the introduction of higher-margin, more value-added products.

A portion of the cost savings is being used to fund product development and advertising. During the past five years, we have increased research and development expense more than 60%. In 2006, we spent $58 million in advertising to consumers compared to $25 million in 2001. These are effective investments that are driving sales and profit growth at McCormick.

A Sustainable Strategy

Key Growth Initiatives

Four key initiatives are underway to continue our growth of sales and profits.

•      A restructuring program to improve our global supply chain was announced in 2005 and will extend through 2008. This plan is reducing our complexity and creating an organization more focused on growth opportunities. Our goal is to reduce annual costs by $50 million.

•      We are building consumer interest by revitalizing our consumer brands. Currently underway is the revitalization of McCormick brand spices and seasonings in the United States. Along with new products, new labels and new flip-top caps, we are introducing new store shelving systems to make shopping easier for the consumer and restocking easier for grocers.

•      Significant progress has been made transforming our U.S. industrial business. We’re simplifying and focusing our resources on growing with large customers who have the greatest potential to add profitable sales. From 2005 to 2008, we expect to increase operating income margin, excluding restructuring charges, by 2.5 to 3.5 percentage points.

•      We are leading and staying on top of the latest trends through innovation. Consumer demand for convenience, freshness, ethnic flavors and more, guides both our new product development and our acquisition strategy.

2006 Net Sales by

Business and Region

Consumer Business

From locations around the world, our consumer brands reach nearly 100 countries.

Customers: A variety of retail outlets that include grocery, mass merchandise, warehouse clubs, discount and drug stores, served directly and indirectly through distributors or wholesalers.

Products: Spices, herbs, extracts, seasoning blends, sauces, marinades and specialty foods. We supply both branded and private label products.

Market position: A 40-60% market share in primary markets, more than twice the size of the next largest branded competitor. As the market leader, we can more efficiently develop and support our brands.

Competitors: More than 250 other brands in U.S. and more in international markets. Some are owned by large food manufacturers, while others are supplied by small privately owned companies.

Growth opportunities: Developing innovative products, increasing marketing effectiveness, expanding distribution and acquiring leading brands and niche products.

Industrial Business

We provide a wide range of products to multi-national food manufacturers and restaurants.

Customers: Food manufacturers and the food service industry. Food service customers are supplied both directly and indirectly through distributors.

Products: Seasoning blends, natural spices and herbs, wet flavors, coating systems and compound flavors.

Market position: A leading supplier to many of the large multi-national food manufacturers and restaurants. We have one of the broadest ranges of flavor solutions in the industry and expertise in sensory, culinary and other areas.

Competitors: Tend to specialize in one or several ranges of products. Some competitors are publicly held flavor companies, while others are small privately owned firms.

Growth opportunities: Supporting the global expansion of customers, building current and new strategic partnerships, developing consumer-preferred, value-added products.

I n d e x

The MD&A is organized as follows:

Results of Operations	Page 20
Liquidity and Financial Condition	Page 24
Acquisitions	Page 26
B2K	Page 27
Restructuring Charges	Page 27
Other Information	Page 29

All charts provided in Management’s Discussion and Analysis are for the year ended November 30. All dollars are in millions, except per share data. Unless otherwise indicated, the results include the impact of restructuring activities for all years presented and stock-based compensation in 2006.

Results of Operations – 2006 compared to 2005

	2006	2005
Net sales	$2,716.4	$2,592.0
Percent growth	4.8%

Key initiatives that drove sales in 2006 included higher volume driven by acquisitions, new products and effective marketing programs, as well as pricing actions taken early in the year. Sales from Simply Asia Foods, acquired in the third quarter of 2006, contributed 0.7% to the sales increase. Foreign exchange rates had an unfavorable effect on sales in the first half of 2006 and a favorable effect on reported sales in the second half of the year. On a full year basis, the sales effect of foreign exchange rates was slightly favorable.

	2006	2005
Gross profit	$1,114.6	$1,036.6
Gross profit margin	41.0%	40.0%

The increase in margin is attributable to initiatives to reduce costs, pricing actions taken early in 2006 in response to the higher costs of certain materials, employee benefits and energy, and a more favorable product mix. Included in cost of goods sold are restructuring charges for production facilities that are being closed. These charges reduced gross profit margin in 2006 by 0.5%. Also, gross profit margin in 2005 was negatively impacted by higher costs of vanilla.

	2006	2005
Selling, general & administrative expense (SG&A)	$772.6	$681.9
Percent of net sales	28.4%	26.3%

The increase in SG&A was primarily due to increased incentive compensation on higher earnings, as well as stock-based compensation and higher advertising costs. Stock-based compensation of $22.0 million, which accounted for a 0.8 percentage point increase as a percentage of net sales, was recorded in 2006 as result of the adoption of Statement of Financial Accounting Standards (SFAS) 123(R) effective December 1, 2005 (see note 3 of the financial statements). Advertising expense increased by $12.7 million, adding another 0.5 percentage point increase to SG&A as a percentage of net sales, as we spent at a higher level to support the consumer brands.

The following is a summary of restructuring activities:

	2006	2005
Pre-tax restructuring charges:
Recorded in cost of goods sold	$11.7	—
Other restructuring charges	72.4	$11.2

Reduction in operating income	84.1	11.2
Income tax effect	(27.0)	(3.7)
Gain on sale of unconsolidated operations, net of tax	(26.8)	—
Reduction in net income	$30.3	$7.5
Reduction in earnings per share – diluted	$.22	$.05

Pre-tax restructuring charges for both 2006 and 2005 include actions under our restructuring plans. These include charges to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. The gain on the sale of unconsolidated operations in 2006 is primarily for the redemption of our ownership investment in Signature Brands LLC (Signature) and, to a lesser extent, the sale of our consumer joint venture in Japan. More details of the restructuring charges are discussed later in MD&A and in note 4 of the financial statements.

Interest expense in 2006 increased $5.5 million. Higher interest rates on our variable rate debt during 2006 accounted for most of this increase. Average borrowings during the year increased slightly.

Other income increased to $7.1 million in 2006 compared to $0.4 million in 2005 due mostly to higher interest income.

The effective tax rate was 29.0% in 2006 down from 32.7% in 2005. This decrease is due to both the mix of earnings among the different tax jurisdictions in which we do business and several discrete tax benefits. The discrete items were the favorable resolution of an international tax audit for $3.5 million, a $1.0 million reduction of accruals recorded for state tax audits and a $0.6 million additional tax benefit related to the closure of our operation in Finland. In 2007, we expect the rate to be closer to the 2005 rate.

We participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature and 51% of Dessert Products International, S.A.S. (DPI). Signature is a cake decorating business in the U.S. and DPI markets the Vahine® brand of dessert aids in France and other European countries.

In the second quarter of 2006 we received the remaining 49% share of DPI in redemption of our 50% ownership investment in Signature. Since this transaction happened early in the year, it resulted in a decrease in our income from unconsolidated operations but also decreased the negative impact of our minority interest reported in the income statement. Excluding these effects, the increase in unconsolidated income is mainly from our joint venture in Mexico where stronger mayonnaise sales and moderate soybean oil prices contributed to the improved performance of this joint venture.

The following table outlines the major components of the changes in diluted earnings per share from 2005 to 2006:

2005 Earnings per share - diluted	$1.56

Increase (decrease) impact on EPS:
Restructuring	(.17)
Stock-based compensation expense	(.11)
Increased sales and operating income exclusive of restructuring and stock-based compensation	.10
Lower tax rate	.06
Effect of lower shares outstanding	.04
Other	.02
2006 Earnings per share - diluted	$1.50

Results of Operations – Segments

In 2006, we changed the way we internally manage and report our business segment results. The management and reporting of sales and income related to warehouse club customers was moved to the consumer business from the industrial business. Also, to better represent the profitability of our two segments, we began to allocate 100% of our SG&A to our business segments. In addition, since restructuring activities are managed separately from the business segments, the segments are being measured on operating income excluding net charges from restructuring activities. In line with these changes, prior year segment results have been restated to be comparable with the current presentation.

Consumer Business

	2006	2005
Net sales	$1,556.4	$1,478.3
Percent growth	5.3%
Operating income, excluding restructuring activities	278.0	288.0
Operating income margin, excluding restructuring activities	17.9%	19.5%

We began recording stock-based compensation expense in 2006. Total stock-based compensation expense recorded in the consumer business operating results was $13.9 million.

Higher volume, pricing actions and a favorable product mix added 5.3%, while foreign exchange rates had no effect on sales. This included sales from Simply Asia Foods, acquired in June 2006, which added 1.3% to sales. In the Americas, consumer business sales increased 8.1%, with 1.9% of the sales increase attributable to the Simply Asia Foods acquisition and 0.6% from favorable foreign exchange. The majority of the increase was driven by higher volume from new product introductions and more effective marketing, as well as pricing actions in the U.S. taken early in 2006. In 2006, we grew sales of Hispanic products, Grill Mates®, lower sodium items, slow cooker seasonings and more, with new varieties and marketing support. Print advertisements helped drive sales of gourmet products and gravy items. A new program, across our entire line of products, encouraged consumers to replace out-of-date spices and herbs. During the fourth quarter of 2005, demand for our McCormick® and Zatarain’s® consumer products in the Gulf region of the U.S. was lower due to the effects of Hurricane Katrina. This had a positive impact when 2006 is compared to 2005.

In Europe, sales declined 0.8%, with unfavorable foreign exchange rates reducing sales 1.5%. Lower distribution in The Netherlands and our decision to exit

Finland early in 2006 reduced sales. In the U.K., sales of Schwartz® branded herbs and spices were strong, but were offset in part by weaker performance in dry seasoning mixes and some non-core wet products. In France, higher sales in 2006 were led by core spice and seasoning products. Sales in the Asia/Pacific region increased 1.1%, including a decline of 0.5% due to unfavorable foreign exchange rates. The sales contribution from China was particularly strong in 2006, partially offset by a decline in Australia.

The decrease in operating income and operating income margin (operating income as a percentage of net sales), excluding restructuring charges was driven by stock-based compensation expense, increased incentive compensation expense and increased advertising expense in 2006, partially offset by strong sales performance and cost reduction efforts.

Industrial Business

	2006	2005
Net sales	$1,160.0	$1,113.7
Percent growth	4.2%
Operating income, excluding restructuring activities	75.7	66.7
Operating income margin, excluding restructuring activities	6.5%	6.0%

We began recording stock-based compensation expense in 2006. Total stock-based compensation expense recorded in the industrial business operating results was $8.1 million.

Higher volumes related to new product introductions was the primary driver of the sales increase while favorable foreign exchange rates added 0.4%. As part of the global industrial strategy, certain low margin business was eliminated which reduced sales by approximately 1% in 2006. Sales in the Americas rose 4.9% with favorable foreign exchange rates adding 0.7%. This increase reflects higher sales to strategic customers. Sales to food manufacturers led this increase with particular strength in snack seasonings and new flavors for beverages and other consumer products. We increased sales to both quick service and casual dining restaurants. Sales of our seasoning and coating systems for chicken were especially strong. We also benefited from higher volume and a price increase implemented earlier in 2006 for products sold to food service distributors. In this region, customer and product rationalization reduced sales approximately 1.0%.

In Europe, sales increased 4.1%, which was negatively impacted by an unfavorable foreign exchange rate impact of 1.3%. Some of the same types of products as in the Americas drove the increase in Europe, including snack seasonings and products to flavor chicken sold through the food service channel. In this region, customer and product rationalization reduced sales approximately 1.0%. In the Asia/Pacific region, sales declined 2.4%, including a favorable foreign exchange rate effect which increased sales 1.3%. The main reason for this decline is the loss of certain low margin products in Australia, which began in the first quarter of 2006. In China, we have continued to grow sales to both food service customers and food manufacturers.

The higher operating income and operating income margin, excluding restructuring activities, was driven by higher sales and gross profit margin, partially offset by stock-based compensation and higher incentive compensation accruals due to the higher profit level. Cost savings from our restructuring plan and a focus on strategic customers lifted margins in 2006. Also, the industrial business was negatively impacted in 2005 by several factors including extreme volatility in the vanilla market.

Results of Operations – 2005 compared to 2004

	2005	2004
Net sales	$2,592.0	$2,526.2
Percent growth	2.6%

Key initiatives that drove sales in 2005 included acquisitions, new products, improved marketing and price increases. Favorable foreign exchange rates added 1.0% for the year. Sales from Silvo, acquired at the end of 2004, contributed 1.5% to the sales increase. During 2005, net sales were negatively impacted by several factors. First, industrial sales were reduced by lower pricing of vanilla products and the elimination of lower-margin products in Europe. Second, consumer sales in the fourth quarter were affected by the impact of Hurricane Katrina on sales in the Gulf region of the U.S. Third, consumer sales of a limited range of higher volume spice and herb items in France continued to be adversely impacted by low priced products in alternative retail channels. We estimate that these three factors lowered sales for 2005 by approximately 2%.

	2005	2004
Gross profit	$1,036.6	$1,007.9
Gross profit margin	40.0%	39.9%

In 2005, we exceeded our goal of lowering costs by $25 million, achieving savings of $33 million. Improved segment mix through a higher proportion of consumer versus industrial sales and pricing actions also improved gross profit margin. Significant cost increases in certain raw materials, packaging and fuel offset much of the gross profit margin increase.

	2005	2004
SG&A	$681.9	$677.7
Percent of net sales	26.3%	26.8%

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

The following is a summary of restructuring activities:

	2005	2004
Pre-tax restructuring charges (credits) included in operating income	$11.2	$(2.5)
Income tax effect	(3.7)	1.3
Reduction (increase) in net income	7.5	(1.2)
Reduction (increase) in earnings per share – diluted	$.05	$(.01)

The 2004 pre-tax restructuring activities included a net gain of $8.7 million recorded in 2004 for funds received from a class action lawsuit that was settled in our favor. The charges in 2005 are primarily due to the implementation of the new restructuring plan, discussed later in MD&A and in note 4 of the financial statements.

Interest expense in 2005 increased $7.2 million. Average borrowings during the year increased slightly, however, higher interest rates on our variable rate debt during 2005 accounted for most of this increase.

Other income decreased to $0.4 million in 2005 compared to $2.1 million in 2004 due to lower interest income.

The effective tax rate was 32.7% in 2005 up from 30.3% in 2004. The increase in the effective tax rate was due to the final utilization of certain net operating loss carry forwards in 2004 which were no longer available in 2005 and the mix of earnings among the different tax jurisdictions in which we operate.

Income from unconsolidated operations increased 41% in 2005 compared to 2004. This increase is mainly attributable to higher income from our joint venture in Mexico where more effective marketing programs and promotions, new product launches, reduced expenses and lower soybean oil costs all contributed to the improved performance.

The following table outlines the major components of the change in diluted earnings per share from 2004 to 2005:

2004 Earnings per share – diluted	$1.52
Increase (decrease) impact on EPS:
Restructuring	(.06)
Increased sales and operating income exclusive of restructuring	.12
Higher tax expense	(.05)
Effect of lower shares outstanding	.03
2005 Earnings per share – diluted	$1.56

Consumer Business

	2005	2004
Net sales	$1,478.3	$1,421.0
Percent growth	4.0%
Operating income, excluding restructuring activities	288.0	256.4
Operating income margin, excluding restructuring activities	19.5%	18.0%

Sales from Silvo, acquired in November 2004, added 2.7% to sales and favorable foreign exchange rates added 0.9%. The additional increase of 0.4% was mainly driven by pricing actions taken in 2005. In the Americas, consumer business sales increased 2.2% with 2.4% of the sales increase from pricing actions and a favorable product mix, 0.5% from favorable foreign exchange rates and a volume decrease of 0.7%. During the fourth quarter, demand for our McCormick and Zatarain’s consumer products in the Gulf region of the U.S. was lower due to the effects of Hurricane Katrina. This had a negative impact of approximately 1% on the full year results.  The remaining increase was driven by more effective marketing, new product introductions and pricing actions.

In Europe, sales rose 9.9%, with Silvo adding 10.0%, favorable foreign exchange contributing 1.4%, both offset by decreases from unfavorable volume, price and product mix of 1.5%. We experienced difficult retail conditions for a limited range of larger volume spice and herb products in France. While progress was made in slowing the migration of sales to alternative channels, the poor economic conditions in France complicated the recovery. In this region we have been successfully growing sales of value-added products such as dessert items, pastes and grinders with retail customers. Sales in the Asia/Pacific region decreased 2.7% due to unfavorable volume, price and product mix of 5.7% partly offset by favorable foreign exchange rates of 3.0%. Volumes in China were adversely affected by our reduction in the number of distributors as we move to a higher quality network.

Operating income excluding restructuring activities from our consumer business increased 12.3% to $288.0 million. The operating income increase was driven by strong sales performance, cost reduction efforts and pricing actions. When comparing operating income margin excluding restructuring activities, cost savings on supply chain initiatives more than offset increases in fuel and the negative profit impact of challenging market conditions in Europe, particularly in France.

Industrial Business

	2005	2004
Net sales	$1,113.7	$1,105.2
Percent growth	.8%
Operating income, excluding restructuring activities	66.7	73.8
Operating income margin, excluding restructuring activities	6.0%	6.7%

For 2005, sales from the industrial business rose 0.8% as compared to 2004. Favorable foreign exchange rates added 1.1% to sales while unfavorable volume, price and product mix decreased sales 0.3%. As anticipated, lower vanilla pricing in 2005 decreased sales approximately 2% and actions to eliminate lower margin products in Europe decreased sales approximately 1%. Sales in the Americas rose 1.6% with favorable foreign exchange rates adding 1.0%. In this region, lower vanilla pricing reduced sales approximately 3%. The remaining sales increase was due to strength in snack food seasonings, certain new product successes and improved sales in the food service distributor channel.

In Europe, sales declined 4.5% as unfavorable volume, price and product mix reduced sales 5.5% offset by favorable foreign exchange rates which added 1.0%. Included in the 5.5% decrease from unfavorable volume, price and product mix was the impact of the elimination of lower margin products which decreased sales approximately 4%. In the Asia/Pacific region, sales increased 7.4% with a 4.9% increase from higher volume, favorable price and product mix and 2.5% from foreign exchange rates. The increase was driven by strong sales of snack seasonings and to quick service restaurants which continue to expand their stores.

The sale of high cost vanilla beans during a period of declining prices, reduced operating income approximately $15 million during 2005, offsetting the benefit of cost reduction efforts. Operating income in 2004 was reduced by a $6.2 million operational accounting adjustment at an industrial plant in Scotland.

Liquidity and Financial Condition

	2006	2005	2004
Net cash provided by operating activities	$310.8	$332.2	$342.4
Net cash used in investing activities	(172.1)	(70.0)	(134.4)
Net cash used in financing activities	(127.2)	(294.4)	(178.4)

Amounts of $7.0 million and $7.1 million in 2005 and 2004, respectively, reflect the reclassification of expenditures for in-store displays from investing to operating activities to conform to current year presentation.

We generate strong cash flow from operations which enables us to fund operating projects and investments that are designed to meet our growth objectives, make substantial share repurchases, increase our dividend and fund capital projects and restructuring costs.

In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the cash flow statement do not agree with changes in the operating assets and liabilities that are presented in the balance sheet.

Operating Cash Flow – When 2006 cash provided by operations is compared to 2005, the decrease was primarily the result of spending on restructuring of $55.9 million and lower dividends from unconsolidated operations, offset by higher operating income, exclusive of restructuring.

In total, changes in operating assets and liabilities were comparable between 2006 and 2005. However, increases in inventories attributable to a build-up in anticipation of production transfer from facilities that will be closed, as well as increased purchases of certain raw materials, were offset by an increase in other accrued liabilities in 2006 as compared to the same period last year. The increase in other accrued liabilities is due to increased incentive compensation and restructuring charges. When 2005 is compared to 2004, the change in operating cash flow was primarily the result of a reduction in receivables in 2005 as compared to an increase in 2004 and higher dividends received from unconsolidated operations. These favorable cash flows were offset by an increase in inventory in 2005 as compared to 2004 when inventory decreased and a decrease in other liabilities in 2005 compared to an increase in 2004.

Investing Cash Flow – Included in 2006 was $9.2 million in net proceeds from the redemption of a joint venture (see note 4 of the financial statements). Net capital expenditures (capital expenditures less proceeds from the sale of fixed assets) were $78.7 million in 2006, $64.5 million in 2005 and $59.9 million in 2004. The increase in net capital expenditures in 2006 is mainly due to increased spending under our restructuring program. This higher level is expected to be maintained for 2007 as we continue with the program. Cash outflow for the acquisition of businesses was primarily the Simply Asia Foods asset purchase in 2006, a small business purchase in France in 2005 and the Silvo business in 2004.

Financing Cash Flow – We increased our total borrowings $77.2 million in 2006, compared to a decrease of $67.6 million in 2005 and an increase of $19.3 million in 2004. The main cause of the increase in 2006 was to fund the Simply Asia Foods asset purchase for $97.6 million. In 2006, we issued $100 million of 5.80% senior notes due 2011. Net interest payments are payable semi-annually in arrears in January and July of each year. Also, in 2006, we issued $200 million of 5.20% senior notes due 2015. Net interest payments are payable semi-annually in arrears in June and December of each year. The net proceeds from the $200 million offering were used to pay down $195 million of long-term debt which matured in 2006. In 2005, we paid off $30 million of medium-term notes at maturity. In 2004, we issued a total of $50 million in medium-term notes which mature on April 15, 2009 and pay interest semi-annually at a rate of 3.35%. The net proceeds of this 2004 issuance were used to pay down short-term debt.

The following table outlines the activity in our share repurchase programs:

	2006	2005	2004
Number of shares of common stock	4.4	5.4	5.1
Dollar amount	$155.9	$185.6	$173.8

In the fourth quarter of 2005, we completed our $300 million share repurchase authorization and began to buy against our $400 million authorization approved by the Board of Directors in June 2005. As of November 30, 2006, $206 million remained under the $400 million share repurchase program. We expect to continue to repurchase shares under this authorization during 2007. The common stock issued in 2006, 2005 and 2004 relates to our stock compensation plans.

Net share repurchase is net of proceeds from exercised stock options. Net capital expenditures are net of proceeds from sale of fixed assets.

Our dividend history over the last three years is as follows:

	2006	2005	2004
Total dividends paid	$95.0	$86.2	$76.9
Percentage increase	10.2%	12.1%	20.0%
Dividends paid per share	$.72	$.64	$.56

In November 2006, the Board of Directors approved an 11.1% increase in the quarterly dividend from $0.18 to $0.20 per share. During the last five years, dividends per share have risen at a compound annual rate of 12.5%.

Cash payments to pension plans, including unfunded plans, were $41.2 million in 2006, $32.8 million in 2005 and $30.6 million in 2004. We plan to make 2007 pension plan contributions similar to those made in 2006. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan’s liabilities. Across all plans, approximately 66% of assets are invested in equities, 27% in fixed income investments and 7% in other investments.

	2006	2005	2004
Debt-to-total-capital ratio	41.0%	40.7%	40.9%

The increase of our debt-to-total-capital ratio in 2006 (total capital includes debt, minority interest and shareholders’ equity) was the result of an increase in our total debt of $81.0 million, partially offset by a significant increase in capital. The increase in debt is due to the acquisition of Simply Asia Foods and the increase in equity is primarily due to the effect of foreign currency translation adjustments. During the year, the level of our short-term debt varies. It is usually lower, however, at the end of the year. The average short-term borrowings outstanding for the year ended November 30, 2006 and 2005 were $271.9 million and $299.3 million, respectively.

The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. During the year ended November 30, 2006, the exchange rates for the Euro, British pound sterling and Canadian dollar were substantially higher versus the U.S. dollar than in 2005. Exchange rate fluctuations resulted in an increase in accounts receivable of $23 million, inventory of $12 million, goodwill of $59 million and other comprehensive income of $110 million since November 30, 2005.

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus ..05%. We designated these swaps, which expire on December 15, 2015, as fair value hedges of the changes in fair value of $100 million of the $ 200 million 5.20% medium-term notes due 2015 that we issued in December 2005. As of November 30, 2006, the fair value of this swap contract was an unrealized gain of $2.3 million, which was offset by a corresponding increase in value of the hedged debt. Any unrealized gain or loss on this swap will be offset by a corresponding increase or decrease in value of the hedged debt. No hedge ineffectiveness is recognized as the interest rate swap qualifies for the “shortcut” treatment.

We have available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2006 was $499.1 million. Management believes that internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to meet current liquidity needs and longer-term financing requirements. If an acquisition would require funds in excess of existing sources of liquidity, funding from additional credit facilities or equity issuances would be sought.

Acquisitions

On June 27, 2006, we purchased the assets of Epicurean International (Simply Asia Foods) for $97.6 million in cash. This business operates in North America and is included in our consumer segment from the date of acquisition. Simply Asia Foods develops, imports and markets a line of authentic, easy-to-prepare Asian products under the Thai Kitchen® and Simply Asia® brands and has annual sales of approximately $50 million. Its primary products include noodle and soup bowls, meal kits, coconut milk, and various sauces and pastes. Acquisitions such as Simply Asia Foods are a part of our growth strategy to improve margins and increase sales and profits.

The excess purchase price over the estimated fair value of the net tangible assets purchased was $91.0 million. The allocation of the purchase price included in our financial statements is based on preliminary estimates, subject to revision after appraisals have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. As of November 30, 2006, $26.3 million was allocated to other intangibles assets and $64.7 million remained in goodwill. We expect the final valuation to result in a value for brands and other intangible assets, a portion of which will be amortizable and a portion of which will be non-amortizable. Based on preliminary estimates, we have included amortization expense in our income statement.

The $97.6 million purchase price was initially funded with commercial paper. In July 2006, we issued $100 million of 5.80% senior notes due 2011 to pay down this commercial paper debt (see note 7 of the financial statements).

On August 1, 2006, we invested $5.0 million in an industrial joint venture in South Africa.

On November 1, 2004, we purchased C.M. van Sillevoldt B.V. (Silvo), the market leader in the Dutch spices and herbs consumer market, for €58 million in cash

(equivalent to $74.5 million) funded with cash from operations and current credit facilities. Silvo sells spices, herbs and seasonings under the Silvo® brand in The Netherlands and the India® brand as well as private label store brands in Belgium. The brand has a strong heritage, high recognition among consumers and is the leading brand of herbs and spices in The Netherlands. Silvo is included in our consumer segment and the results of operations have been included in our consolidated results from the date of acquisition. A detailed analysis of the intangible assets of this acquisition resulted in our conclusion that the excess purchase price should be accounted for as the value of the acquired brand and goodwill. No other intangible assets were identified as a result of this analysis. We concluded that a large portion of the value of the excess purchase price resides in the Dutch consumers’ cultural connections with the Silvo brand name. Based on an analysis of the premium value that is derived from consumer loyalty and trust in the Silvo brand’s quality, we assigned $35.0 million of the excess purchase price to this non-amortizable brand. Given Silvo’s strong brand name recognition in the marketplace, we intend to use and support the brand name indefinitely. The remaining $25.6 million of excess purchase price remained as goodwill in the consumer segment.

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

The implementation of B2K in our U.S. operations was completed in 2004. We began to rollout B2K to our international operations in 2005 with implementation in Europe, which was completed in the second quarter of 2006. Remaining implementation efforts for other international locations are targeted for completion by the end of 2008.

Restructuring Charges

As part of our plan to improve margins, we announced in September 2005 significant actions to improve the effectiveness of our supply chain and reduce costs. At that time, we also stated that a comprehensive review of our global industrial business was underway to identify improvements. These actions were included in the comprehensive restructuring plan which the Board of Directors approved in November 2005. As part of this plan, over a three-year period, we are consolidating our global manufacturing, rationalizing our distribution facilities, improving our go-to-market strategy, eliminating administrative redundancies and rationalizing our joint venture partnerships. In addition, for the industrial business, we are reallocating resources to key customers and taking pricing actions on lower volume products to meet new margin targets. A new forecasting process was installed and the use of technology is being accelerated to monitor and manage the business. Through 2008, these actions are intended to reduce the number of industrial business customers and products in the U.S. by approximately 25%. Sales related to these customers and products represent approximately 2-5% of industrial business sales in the U.S. As these sales have minimal profit, this reduction is expected to lead to higher margins. These reductions also led to the consolidation of certain manufacturing facilities.

We expect that the restructuring plan will reduce complexity and increase the organizational focus on growth opportunities in both the consumer and industrial businesses. In addition, we are projecting $50 million ($34 million after-tax) of annual cost savings by the end of 2008. In 2006, we realized $10 million ($7 million after- tax) of savings and estimate that another $30 million ($20 million after-tax) will be realized in 2007. We expect that this will improve margins and increase earnings per share, offset higher costs, as well as allow us to invest a portion of these savings in sales growth drivers such as brand advertising. These savings are expected to be reflected in both cost of goods sold and selling, general and administrative expenses in the income statement.

We are projecting $50 million of annual cost savings by the end of 2008.

Total pre-tax charges under this restructuring plan are estimated to be $110-$130 million with approximately 65% related to the consumer segment and 35% related to the industrial segment. We originally estimated pre-tax charges of $130-$150 million under this program. However, after considering the $33.7 million pre-tax gain on our Signature investment and other refinements to the estimates, we now anticipate pre-tax charges of $110- $130 million for this program. Of these charges, we expect that $85-$95 million will consist of severance and other personnel costs and $40-$45 million of other exit costs. Asset write-offs are expected to be $20-$25 million, excluding the gain on our Signature investment of $34 million.

In the fourth quarter of 2005, $10.7 million ($7.2 million after-tax) of charges were recorded, of which $10.5 million related to our consumer business. These charges included certain severance costs associated with the closing of our manufacturing plant in Salinas, California, closing costs for a small plant in Belgium and costs associated with reorganization of the sales and distribution networks in the U.S. and Europe. Following the $10.7 million charge recorded in 2005, we recorded $50.4 million during 2006, including the gain on Signature. The remaining portion will be incurred approximately 65% in 2007 and 35% in 2008.

For the total plan, the cash related portion of the charges will be $95-$105 million, of which $46.7 million was spent in 2006 (after offsetting the $9.2 million in cash received from the Signature gain below). We intend to fund this spending through internally generated funds. A significant portion of the cash expenditures are for employee severance. The actions being taken pursuant to the restructuring plan are expected to reduce our global workforce by approximately 1,000 over the three-year period. Approximately 700 employees have been notified, of which the majority have left in fiscal 2006. From inception of the project in November 2005, $48.2 million in cash has been spent on restructuring charges under the plan, after offsetting the $9.2 million in net cash received from the sale of Signature.

Joint Venture Transactions – We participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature and 51% of DPI. In the second quarter of 2006, we received the remaining 49% share of DPI in redemption of our 50% ownership investment in Signature. In addition, we received $9.2 million in cash with this transaction.

In recording this transaction, we valued both the investment received and the investment given at their fair value. On the disposition of our Signature investment, the fair value of our investment was $56.0 million as compared to our book value of this unconsolidated subsidiary of $21.7 million. After consideration of transaction costs of $0.6 million and taxes of $7.2 million, we recorded a net after-tax gain of $26.5 million which is shown on the line entitled “Gain on sale of unconsolidated operations” in our income statement. On the acquisition of the 49% minority interest of DPI, the fair value of these shares was assessed at $46.9 million. Since this business was consolidated, the book value of this 49% share was shown as $29.9 million of minority interest on our balance sheet. After consideration of transaction costs of $0.7 million, we allocated $17.7 million to goodwill. The impact of increasing our share in DPI and disposing of Signature on future net income is not material.

In the third quarter of 2006, in connection with exiting an unconsolidated joint venture in Japan, we recorded a net gain of $0.3 million, after-tax.

These actions are part of our plan to simplify our joint venture structure under the restructuring program and focus on those areas we believe have strong growth potential.

Other Restructuring Costs – In 2006, we recorded restructuring charges, exclusive of the gain on Signature, of $84.1 million ($57.1 million after-tax). The costs recorded during 2006 primarily included severance costs and special early retirement benefits, asset write-downs and other exit costs. These expenses were classified in restructuring charges ($72.4 million) and cost of goods sold ($11.7 million) in the income statement. Through 2006, actions included: our voluntary separation program in several functions in the U.S. that led to severance costs and special early retirement benefits; closures of manufacturing facilities in Salinas, California; Hunt Valley, Maryland; Sydney, Australia; Paisley, Scotland; and Kerava, Finland; and the reduction of both administrative and plant personnel at other global locations. In our income statement, restructuring charges under this program are displayed in three line items. The gain related to our disposition of Signature and a joint venture in Japan as described under joint venture transactions is on the line entitled “Gain on sale of unconsolidated operations.” Other restructuring costs are included in restructuring charges and cost of goods sold.

Restructuring charges in the consumer business were $57.1 million in 2006, which included severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S.; closures of manufacturing facilities in Salinas, California, Sydney, Australia, and Kerava, Finland; and the reduction of both administrative and plant personnel at other global locations. Restructuring charges in the industrial business were $27.0 million in 2006, which consisted of severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S.; closures of manufacturing facilities in Hunt Valley, Maryland, and Paisley, Scotland; and the reduction of both administrative and plant personnel at other global locations.

In 2001, we adopted a plan to streamline our operations which was completed in 2005. This plan included the consolidation of several distribution and manufacturing locations, the reduction of 392 administrative and manufacturing positions, and the reorganization of several joint ventures. The cost of the total plan was $30.9 million ($21.1 million after- tax). Total cash expenditures in connection with these costs approximated $16.2 million, which was funded through internally generated funds. The remaining $14.7 million of costs associated with the plan consisted of write-offs of assets. Annualized cash savings from the plan were approximately $8.0 million ($5.3 million after-tax). Savings under the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are included within the cost of goods sold and selling, general and administrative expense in the income statement.

During the year ended November 30, 2005, we recorded restructuring charges of $0.5 million ($0.3 million after-tax). The costs recorded in 2005 primarily were severance costs.

During the year ended November 30, 2004, we recorded restructuring charges of $6.2 million ($4.3 million after-tax). The costs recorded in 2004 primarily included costs related to the consolidation of industrial manufacturing facilities in the U.K. and Canada, the reorganization of a consumer joint venture and additional severance costs. During 2004, total cash expenditures in connection with the 2001 restructuring plan were $4.7 million. Also included in restructuring charges/(credits) was a net gain of $8.7 million ($5.5 million after-tax) related to funds received from a class action lawsuit that was settled in our favor in the second quarter of 2004. This matter dated back to 1999 when a number of class action lawsuits were filed against manufacturers and sellers of various flavor enhancers for their violation of antitrust laws. We, as a purchaser of such products, participated as a member of the plaintiff class. In the second quarter of 2004, we received $11.1 million as a settlement of this claim and as a result of the settlement, were required to settle claims against us for a portion of this gross amount. The net gain recorded was $8.7 million.

Market Risk Sensitivity

We utilize derivative financial instruments to enhance our ability to manage risk, including foreign exchange and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines. The information presented below should be read in conjunction with notes 7 and 8 of the financial statements.

Foreign Exchange Risk – We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the U.S. dollar versus functional currencies of our major markets (Euro, British pound sterling, Australian dollar, Canadian dollar, Mexican peso and Chinese renminbi). We routinely enter into foreign currency exchange contracts to facilitate managing foreign currency risk.

During 2006, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Canada and Australia. We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

The following table summarizes the foreign currency exchange contracts held at November 30, 2006. All contracts are valued in U.S. dollars using year-end 2006 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions, all with a maturity period of less than one year.

Foreign Currency Exchange Contracts at November 30, 2006

			Average
			contractual
	Currency	Notional	exchange rate	Fair
Currency sold	received	value	(USD/fc)	value
Euro	USD	$10.9	$1.30	$(.2)
British pound sterling	USD	10.5	1.88	(.4)
Canadian dollar	USD	23.5	.90	.5

We have a number of smaller contracts with an aggregate notional value of $3.0 million to purchase or sell various other currencies, such as the Australian dollar and the Japanese yen as of November 30, 2006. The aggregate fair value of these contracts was $(0.1) million at November 30, 2006.

At November 30, 2005, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar, Japanese yen and Singapore dollar with a notional value of $24.0 million, all of which matured in 2006. The fair value of these contracts was $(0.6) million at November 30, 2005.

Contracts with durations which are less than 5 days and used for short-term cash flow funding are not included in the notes or table above.

Interest Rate Risk – Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps and the amortization of any discounts or fees, by fiscal year of maturity at November 30, 2006 and 2005. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

Year of Maturity at November 30, 2006

	2007	2008	2009	2010	Thereafter	Total	Fair value
Debt
Fixed rate	$.5	$150.4	$50.4	$.4	$355.0	$556.7	$572.9
Average interest rate	2.26%	6.78%	3.32%	0.00%	5.80%
Variable rate	$80.9	—	—	$14.0	—	$94.9	$94.9
Average interest rate	5.51%			5.77%

Year of Maturity at November 30, 2005

	2006	2007	2008	2009	Thereafter	Total	Fair value
Debt
Fixed rate	$.6	$.4	$150.3	$50.3	$252.3	$453.9	$474.3
Average interest rate	3.16%	1.70%	6.79%	3.33%	6.31%
Variable rate	$105.5	$.1	—	—	$14.0	$119.6	$119.6
Average interest rate	4.01%	6.74%			4.83%

The table above displays the debt by the terms of the original debt instrument without consideration of interest rate swaps and any loan discounts or origination fees. These swaps have the following effects. The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments on the $75 million will be fixed at 6.35% during this period. Interest rate swaps, settled upon the issuance of the medium-term notes maturing in 2006 and 2008, effectively fixed the interest rate on $294 million of the notes at a weighted-average fixed rate of 7.62%. The fixed interest rate on $100 million of the 6.4% medium-term notes due in 2006 was effectively converted to a variable rate by interest rate swaps through 2006. Net interest payments on these notes were based on LIBOR plus 3.595% during this period. The fixed interest rate on $50 million of 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus 0.21% during this period. The fixed interest rate on $100 million of the 5.20% medium-term note due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on LIBOR minus 0.05% during this period.

Commodity Risk – We purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We have not used derivatives to manage the volatility related to this risk.

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

Contractual Obligations and Commercial Commitments

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2006:

Contractual Cash Obligations Due by Year

		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years
Short-term borrowings	$80.8	$80.8	—	—	—
Long-term debt	570.8	.6	$200.8	$114.4	$255.0
Operating leases	78.7	19.5	31.8	22.3	5.1
Interest payments	237.6	35.0	53.4	43.2	106.0
Raw material purchase obligations (a)	167.4	167.4	—	—	—
Other purchase obligations (b)	1.3	1.3	—	—	—
Total contractual cash obligations	$1,136.6	$304.6	$286.0	$179.9	$366.1

(a) Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.

(b) Other purchase obligations primarily consist of advertising media commitments.

In 2007, our pension and postretirement funding is expected to be approximately $47 million. Pension and postretirement funding can vary significantly each year due to changes in legislation and our significant assumptions. As a result, we have not presented pension and postretirement funding in the table above.

Commercial Commitments Expiration by Year

		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years
Guarantees	$3.1	$2.1	$.5	$.5	—
Standby and trade letters of credit	28.7	28.7	—	—	—
Lines of credit	499.1	99.1	—	400.0	—
Total commercial commitments	$530.9	$129.9	$.5	$400.5	—

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of November 30, 2006 and 2005.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement will require us to (a) record in our balance sheet a liability for our pension plans’ underfunded status (b) measure our pension and postretirement assets and liabilities at November 30 versus our current measurement date of September 30, and (c) recognize any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income). The requirement to recognize the funded status and the disclosure requirements are effective for our year ending November 30, 2007. The requirement to change the measurement date is effective for our year ending November 30, 2009. Since our plans are in an unfunded status, we expect to record a significant liability and corresponding charge to equity upon adoption.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value and provides guidance for measuring fair value and the necessary disclosures. This statement does not require any new fair value measurements and applies to all other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will be effective for our year ending November 30, 2008. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial position.

In June 2006, the FASB issued Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes when it is uncertain how an income or expense item should be treated on an income tax return. FIN 48 describes when an uncertain tax item should be recorded in the financial statements and for how much, provides guidance on recording interest and penalties and accounting and reporting for income taxes in interim periods. FIN 48 is effective for our year ended November 30, 2008. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial position.

In 2006, we adopted SFAS No. 123(R), “Share-Based Payment.” This statement requires us to expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. We elected to adopt the “Modified Prospective Application” transition method which does not result in the restatement of previously issued financial statements. Compensation expense is measured and recognized beginning in 2006 as follows:

Awards Granted After November 30, 2005 – Awards are calculated at their fair value at date of grant. The resulting compensation expense is recorded in the income statement ratably over the shorter of the period until vesting or the employee’s retirement eligibility date. For employees eligible for retirement on the date of grant, compensation expense is recorded immediately.

Awards Granted Prior to November 30, 2005 – Awards were measured at their fair value at the date of original grant. Compensation expense associated with the unvested portion of these options at December 1, 2005 is recorded in the income statement ratably over the remaining vesting period without regard to the employee’s retirement eligibility. Upon retirement, any unrecognized compensation expense will be recognized immediately.

For all grants, the amount of compensation expense to be recognized is adjusted for an estimated forfeiture rate which is based on historical data.

For 2006, we recognized $22.0 million of stock-based compensation expense in selling, general and administrative expense. The amount recorded includes $5.1 million for expenses associated with grants in 2006 to individuals who were eligible for retirement on or before the grant date. Additionally, we recognized $2.9 million of stock-based compensation expense in restructuring charges. This expense is for the acceleration of vesting, in accordance with the provisions of the award, for employees who are terminated pursuant to the restructuring plan and, therefore, are part of our severance charges. No stock-based compensation expense was charged against income in the prior years as we applied the provisions of APB No. 25 to those periods as permitted by SFAS No. 123.

SFAS No. 123(R) also requires that the tax benefit from the exercise of options in excess of the compensation expense recognized for those options be reflected in the cash flow statement as cash from financing activities.

Prior to the adoption of SFAS No. 123(R), these tax benefits had been reflected as cash from operations. The prior year cash flow statement has not been restated. This excess tax benefit was $9.5 million, $13.8 million and $20.6 million for 2006, 2005 and 2004, respectively.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” We adopted FIN 47 in 2006 and there was no material effect upon adoption.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which was adopted in the first quarter of our 2006 fiscal year. There was no material effect upon adoption of this statement.

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

Goodwill and Intangible Asset Valuation

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis by comparing the fair value with its carrying value. We will also test for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit or the non-amortizable intangible asset is below its carrying amount.

Goodwill Impairment

We have concluded that our reporting units are the same as our business segments utilizing the guidance under SFAS No. 142. We calculate fair value by using a discounted cash flow model for the reporting unit and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. An impairment charge would be recognized to the extent the carrying amount exceeds the estimated fair value. As of November 30, 2006, we have $803.8 million of goodwill recorded in our balance sheet. Our testing indicates that the current fair values of our reporting units are significantly in excess of carrying values and accordingly management believes that only significant changes in the cash flow assumptions would result in an impairment of goodwill.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model and then compare that to the carrying amount of the non-amortizable intangible asset. As of November 30, 2006, we have $169.3 million of brand name assets and trademarks recorded in our balance sheet and none of the balances exceed their estimated fair values. We intend to continue to support our brand names. The fair value of non-amortizable intangible assets are sensitive to the assumption of future sales derived from the intangible asset and changes in discount rates used in the cash flow model.

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required legally to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. We are subject to tax audits in each of the jurisdictions, which could result in changes to the taxes previously estimated. The amount of these changes could vary by jurisdiction and are recorded when they are probable and estimable. As a result of the tax audit process, income tax expense for 2006 includes $3.5 million of tax benefit related to the resolution of an international tax audit. Management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and on-going tax planning strategies in assessing the need for a valuation allowance.

Pension and Postretirement Benefits

Pension and other postretirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% change in the actuarial assumption for the discount rate would impact pension and postretirement benefit expense by approximately $13 million. A 1% change in the expected return on plan assets would impact pension expense by approximately $5 million. In addition, see the preceding sections of MD&A and notes 9 and 10 of the financial statements for a discussion of these assumptions and the effects on the financial statements.

Stock-Based Compensation

In the first quarter of 2006, we adopted SFAS No. 123(R), “Share-Based Payment.” This statement requires us to expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, life of options, dividend yield and risk-free interest rate. In the first quarter of 2005, we changed the valuation model used for estimating the fair value of options granted from a Black-Scholes option pricing model to a lattice option pricing model. We continue to use the Black-Scholes option pricing model to estimate the fair value of our ESPP. The impact is disclosed in note 3 of the financial statements.

Forward-Looking Information

Certain statements contained in this report, including those related to the expected results of operations of businesses acquired by us, the expected impact of the prices of raw materials on our results of operations and gross margins, the expected margin improvements, expected trends in net sales and earnings performance and other financial measures, annualized savings and other benefits from our streamlining and restructuring activities, the holding period and market risks associated with financial instruments, the impact of foreign exchange fluctuations, the adequacy of internally generated funds and existing sources of liquidity, such as our ability to issue additional debt or equity securities, and our expectations regarding purchasing shares of our common stock under the existing authorizations are “forward-looking statements” within the meaning of Section 21(E) of the Securities Exchange Act of 1934. Forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Operating results may be materially affected by external factors such as: competitive conditions, customer relationships and financial condition, availability and cost of raw and packaging materials, governmental actions and political events, and economic conditions, including fluctuations in interest and foreign currency exchange rates. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Financial Information

36	Report of Management

36	Reports of Independent Registered Public Accounting Firm

38	Consolidated Financial Statements

38	Consolidated Income Statement
39	Consolidated Balance Sheet
40	Consolidated Cash Flow Statement
41	Consolidated Statement of Shareholders’ Equity

42	Notes to Consolidated Financial Statements

42	Note 1	Summary of Significant Accounting Policies
44	Note 2	Acquisitions
45	Note 3	Stock-based Compensation
47	Note 4	Restructuring Charges
49	Note 5	Goodwill and Intangible Assets
49	Note 6	Investments in Affiliates
49	Note 7	Financing Arrangements
50	Note 8	Financial Instruments
51	Note 9	Pension and 401(k) Retirement Plans
53	Note 10	Postretirement Benefits Other than Pensions
54	Note 11	Income Taxes
55	Note 12	Earnings per Share
55	Note 13	Capital Stocks
55	Note 14	Commitments and Contingencies
55	Note 15	Business Segments and Geographic Areas
57	Note 16	Supplemental Financial Statement Data
57	Note 17	Selected Quarterly Data (Unaudited)

58	Historical Financial Summary

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

We are also responsible for establishing and maintaining adequate internal control over financial reporting. We maintain a system of internal control that is designed to provide reasonable assurance as to the fair and reliable preparation and presentation of the consolidated financial statements, as well as to safeguard assets from unauthorized use or disposition.

Our control environment is the foundation for our system of internal control over financial reporting and is embodied in our Business Ethics Policy. It sets the tone of our organization and includes factors such as integrity and ethical values. Our internal control over financial reporting is supported by formal policies and procedures which are reviewed, modified and improved as changes occur in business conditions and operations.

The Audit Committee of the Board of Directors, which is composed solely of outside directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent auditors and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded with reasonable assurance that our internal control over financial reporting was effective as of November 30, 2006.

Ernst & Young LLP, an independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting, which is included herein.

Robert J. Lawless	Chairman & Chief Executive Officer

Francis A. Contino	Executive Vice President, Strategic Planning & Chief Financial Officer

Kenneth A. Kelly, Jr.	Vice President & Controller, Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited management’s assessment, included in the accompanying Report of Management, that McCormick & Company, Incorporated and subsidiaries maintained effective internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that McCormick & Company, Incorporated and subsidiaries maintained effective internal control over financial reporting as of November 30, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, McCormick & Company, Incorporated and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of November 30, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheet of McCormick & Company, Incorporated and subsidiaries as of November 30, 2006 and 2005 and the related consolidated income statement, statement of changes in shareholders’ equity and cash flow statement for each of the three years in the period ended November 30, 2006, and our report dated January 23, 2007 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 23, 2007

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheet of McCormick & Company, Incorporated and subsidiaries as of November 30, 2006 and 2005, and the related consolidated income statement, statement of changes in shareholders’ equity, and cash flow statement for each of the three years in the period ended November 30, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in note 3 of the notes to consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation upon adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” on December 1, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of McCormick & Company, Incorporated and subsidiaries’ internal control over financial reporting as of November 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 23, 2007 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 23, 2007

Consolidated Income Statement

for the year ended November 30 (millions except per share data)	2006	2005	2004
Net sales	$2,716.4	$2,592.0	$2,526.2
Cost of goods sold	1,601.8	1,555.4	1,518.3
Gross profit	1,114.6	1,036.6	1,007.9
Selling, general and administrative expense	772.6	681.9	677.7
Restructuring charges (credits)	72.4	11.2	(2.5)
Operating income	269.6	343.5	332.7
Interest expense	53.7	48.2	41.0
Other income, net	7.1	0.4	2.1
Income from consolidated operations before income taxes	223.0	295.7	293.8
Income taxes	64.7	96.7	89.0
Net income from consolidated operations	158.3	199.0	204.8
Gain on sale of unconsolidated operations	26.8	—	—
Income from unconsolidated operations	19.9	20.6	14.6
Minority interest	2.8	4.7	4.9
Net income	$202.2	$214.9	$214.5
Earnings per share – basic	$1.53	$1.60	$1.57
Earnings per share – diluted	$1.50	$1.56	$1.52

See Notes to Consolidated Financial Statements, pages 42-57.

Consolidated Balance Sheet

at November 30 (millions)	2006	2005
Current assets
Cash and cash equivalents	$49.0	$30.3
Receivables, less allowances of $5.9 for 2006 and $5.4 for 2005	379.1	369.3
Inventories	405.7	344.0
Prepaid expenses and other current assets	65.6	56.6
Total current assets	899.4	800.2
Property, plant and equipment, net	469.5	450.8
Goodwill, net	803.8	663.9
In tangible assets, net	193.6	158.3
Prepaid allowances	45.5	42.3
Investments and other assets	156.2	157.2
Total assets	$2,568.0	$2,272.7

Current liabilities
Short-term borrowings	$80.8	$105.4
Current portion of long-term debt	.6	.7
Trade accounts payable	224.4	198.2
Other accrued liabilities	474.7	394.7
Total current liabilities	780.5	699.0
Long-term debt	569.6	463.9
Other long-term liabilities	281.0	280.7
Total liabilities	1,631.1	1,443.6

Minority interest	3.6	29.2

Shareholders’ equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2006 – 13.2 shares, 2005 – 14.5 shares	177.9	152.6
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2006 – 116.9 shares, 2005 – 118.1 shares	266.4	234.3
Retained earnings	348.7	385.4
Accumulated other comprehensive income	140.3	27.6
Total shareholders’ equity	933.3	799.9
Total liabilities and shareholders’ equity	$2,568.0	$2,272.7

See Notes to Consolidated Financial Statements, pages 42-57.

Consolidated Cash Flow Statement

for the year ended November 30 (millions)	2006	2005	2004
Operating activities
Net income	$202.2	$214.9	$214.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	86.8	74.6	72.0
Stock-based compensation	24.9	—	—
Gain on sale of unconsolidated operations	(26.8)	—	—
Deferred income taxes	(26.0)	5.9	(1.7)
Income from unconsolidated operations	(19.9)	(20.6)	(14.6)
Changes in operating assets and liabilities:
Receivables	14.9	16.8	(35.5)
Inventories	(42.3)	(3.0)	33.8
Prepaid allowances	(3.1)	14.5	27.2
Trade accounts payable	19.1	9.4	5.7
Other assets and liabilities	62.6	(9.5)	31.4
Dividends received from unconsolidated affiliates	18.4	29.2	9.6
Net cash provided by operating activities	310.8	332.2	342.4

Investing activities
Acquisitions of businesses	(102.6)	(5.5)	(74.5)
Capital expenditures	(84.8)	(66.8)	(62.7)
Proceeds from redemption of joint venture	9.2	—	—
Proceeds from sale of property, plant and equipment	6.1	2.3	2. 8
Net cash used in investing activities	(172.1)	(70.0)	(134.4)

Financing activities
Short-term borrowings, net	(24.8)	(34.8)	(14.3)
Long-term debt borrowings	299.7	—	50.1
Long-term debt repayments	(197.7)	(32.8)	(16.5)
Proceeds from exercised stock options	46.5	45.0	53.0
Common stock acquired by purchase	(155.9)	(185.6)	(173.8)
Dividends paid	(95.0)	(86.2)	(76.9)
Net cash used in financing activities	(127.2)	(294.4)	(178.4)

Effect of exchange rate changes on cash and cash equivalents	7.2	(7.8)	15.6
Increase /(decrease) in cash and cash equivalents	18.7	(40.0)	45.2
Cash and cash equivalents at beginning of year	30.3	70.3	25.1
Cash and cash equivalents at end of year	$49.0	$30.3	$70.3

See Notes to Consolidated Financial Statements, pages 42-57.

Consolidated Statement of Shareholders’ Equity

		Common			Accumulated
	Common	Stock	Common		Other	Total
	Stock	Non-Voting	Stock	Retained	Comprehensive	Shareholders’
(millions)	Shares	Shares	Amount	Earnings	Income (Loss)	Equity
Balance, November 30, 2003	15.3	121.9	$262.6	$472.6	$20.0	$755.2

Comprehensive income:
Net income				214.5		214.5
Currency translation adjustments					92.9	92.9
Change in realized and unrealized gains on derivative financial instruments, net of tax of $0.8					1.5	1.5
Minimum pension liability adjustment, net of tax of $2.8					4.4	4.4
Net change in unrealized gain on pension assets, net of tax of $0.5					.8	.8
Comprehensive income						314.1
Dividends				(79.2)		(79.2)
Shares purchased and retired	(.8)	(4.7)	(13.0)	(173.8)		(186.8)
Shares issued, including tax benefit of $20.6	2.8	1.0	86.4			86.4
Equal exchange	(2.7)	2.7				—
Balance, November 30, 2004	14.6	120.9	$336.0	$434.1	$119.6	$889.7

Comprehensive income:
Net income				214.9		214.9
Currency translation adjustments					(97.4)	(97.4)
Change in realized and unrealized gains on derivative financial instruments, net of tax of $3.7					6.2	6.2
Minimum pension liability adjustment, net of tax of $1.4					(.8)	(.8)
Comprehensive income						122.9
Dividends				(88.5)		(88.5)
Shares purchased and retired	(.2)	(5.2)	(12.0)	(175.1)		(187.1)
Shares issued, including tax benefit of $13.8	1.7	.8	62.9			62.9
Equal exchange	(1.6)	1.6				—
Balance, November 30, 2005	14.5	118.1	$386.9	$385.4	$27.6	$799.9

Comprehensive income:
Net income				202.2		202.2
Currency translation adjustments					110.0	110.0
Change in realized and unrealized gains on derivative financial instruments, net of tax of $1.4					2.3	2.3
Minimum pension liability adjustment, net of tax of $0.1					0.4	0.4
Comprehensive income						314.9
Dividends				(97.1)		(97.1)
Stock-based compensation			24.9			24.9
Shares purchased and retired	(.8)	(3.6)	(16.6)	(141.8)		(158.4)
Shares issued, including tax benefit of $9.5	1.4	.5	49.1			49.1
Equal exchange	(1.9)	1.9				—
Balance, November 30, 2006	13.2	116.9	$444.3	$348.7	$140.3	$933.3

See Notes to Consolidated Financial Statements, pages 42-57.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The financial statements include the accounts of our majority-owned or controlled subsidiaries and affiliates. Intercompany transactions have been eliminated. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Accordingly, our share of net income or loss of unconsolidated affiliates is included in consolidated net income.

Use of Estimates

Preparation of financial statements that follow accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual amounts could differ from these estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of 3 months or less are classified as cash equivalents.

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

Repairs and maintenance costs are expensed as incurred.

Capitalized Software Development Costs

We capitalize costs of software developed or obtained for internal use. Capitalized software development costs include only (1) direct costs paid to others for materials and services to develop or buy the software, (2) payroll and payroll-related costs for employees who work directly on the software development project and (3) interest costs while developing the software. Capitalization of these costs stops when the project is substantially complete and ready for use. Software is amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $15.4 million of software during the year ended November 30, 2006, $23.5 million during the year ended November 30, 2005 and $17.7 million during the year ended November 30, 2004.

Goodwill and Other Intangible Assets

In accordance with Statement of Financial Accounting Standard (SFAS) No. 142, “Goodwill and Other Intangible Assets,” we review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis by comparing the fair value with its carrying value. We also test for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit or the non-amortizable intangible asset is below its carrying amount. Separable intangible assets that have finite useful lives are amortized over those lives.

Goodwill Impairment

We have concluded that our reporting units are the same as our business segments utilizing the guidance under SFAS No. 142. We calculate fair value by using a discounted cash flow model for the reporting unit and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. An impairment charge would be recognized to the extent the carrying amount exceeds the estimated fair value.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model and then compare that to the carrying amount of the non-amortizable intangible asset. If the carrying amount of the non-amortizable intangible asset exceeds its fair value, an impairment charge is recorded to the extent the recorded non-amortizable intangible asset exceeds the fair value.

Prepaid Allowances

Prepaid allowances arise when we prepay sales discounts and marketing allowances to certain customers on multi-year sales contracts. These costs are capitalized and amortized against net sales. The majority of our contracts are for a specific committed customer sales volume while others are for a specific time duration. Prepaid allowances on volume based contracts are amortized based on the actual volume of customer purchases, while prepaid allowances on time based contracts are amortized on a straight-line basis over the life of the contract. The amounts reported in the balance sheet are stated at the lower of unamortized cost or our estimate of the net realizable value of these allowances.

Revenue Recognition

We recognize revenue when we have an agreement with the customer, the product has been delivered to the customer, the sales price is fixed and collectibility is reasonably assured. We reduce revenue for estimated product returns, allowances and price discounts based on historical experience.

Trade allowances, consisting primarily of customer pricing allowances, merchandising funds and consumer coupons, are offered through various programs to customers and consumers. Revenue is recorded net of trade allowances.

Receivables are amounts billed and currently due from customers. We have an allowance for doubtful accounts to reduce our receivables to their net realizable value. We estimate the allowance for doubtful accounts based on our history of collections and the aging of our receivables.

Shipping and Handling

Shipping and handling costs are included in selling, general and administrative expense in the income statement. Shipping and handling expense was $83.5 million, $78.2 million and $72.2 million for 2006, 2005 and 2004, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in selling, general and administrative expense in the income statement. Research and development expense was $43.6 million, $43.1 million and $39.3 million for 2006, 2005 and 2004, respectively.

Advertising

Advertising costs, which include the development and production of ads and the communication of ads through print and television, are expensed in the period the ad first runs. Advertising expense is included in selling, general and administrative expense in the income statement. Advertising expense was $57.9 million, $45.2 million and $49.2 million for 2006, 2005 and 2004, respectively.

Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This statement will require us to (a) record in our balance sheet a liability for our pension plans’ underfunded status (b) measure our pension and postretirement assets and liabilities at November 30 versus our current measurement date of September 30, and (c) recognize any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income). The requirement to recognize the funded status and the disclosure requirements are effective for our year ending November 30, 2007. The requirement to change the measurement date is effective for our year ending November 30, 2009. Since our plans are in an underfunded status, we expect to record a significant liability and corresponding charge to equity upon adoption.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This statement defines fair value and provides guidance for measuring fair value and the necessary disclosures. This statement does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 will be effective for our year ending November 30, 2008. We have not yet determined the impact, if any, from adoption of this new accounting pronouncement on our financial statements.

In June 2006, the FASB issued Interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes when it is uncertain how an income or expense item should be treated on an income tax return. FIN 48 describes when an uncertain tax item should be recorded in the financial statements and for how much, provides guidance on recording interest and penalties and accounting and reporting for income taxes in interim periods. FIN 48 is effective for our year ended November 30, 2008. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements.

In March 2005, the FASB issued Interpretation No. 47 (FIN 47), “Accounting for Conditional Asset Retirement Obligations.” We adopted FIN 47 in 2006 and there was no material effect upon adoption.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs,” which was adopted in the first quarter of our 2006 fiscal year. There was no material effect upon adoption of this statement.

Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year presentation. In 2005 and 2004, the net book value of in-store displays of $18.9 million and $21.5 million, respectively, have been reclassified from property, plant and equipment to other assets to conform to the current year presentation. In 2005 and 2004, $7.0 million and $7.1 million, respectively, of expenditures for in-store displays were reclassified from investing activities to operating activities in the cash flow statement to conform to current year presentation. The effect of these reclassifications is not material to the consolidated financial statements.

2. ACQUISITIONS

On June 27, 2006, we purchased the assets of Epicurean International (Simply Asia Foods) for $97.6 million in cash. This business operates in North America and is included in our consumer segment from the date of acquisition. Simply Asia Foods develops, imports and markets a line of authentic, easy-to-prepare Asian products under the Thai Kitchen® and Simply Asia® brands and has annual sales of approximately $50 million. Its primary products include noodle and soup bowls, meal kits, coconut milk, and various sauces and pastes. Acquisitions such as Simply Asia Foods are a part of our growth strategy to improve margins and increase sales and profits.

The excess purchase price over the estimated fair value of the net tangible assets purchased was $91.0 million. The allocation of the purchase price included in our financial statements is based on preliminary estimates, subject to revision after appraisals have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. As of November 30, 2006, $26.3 million was allocated to other intangible assets and $64.7 million remained in goodwill. We expect the final valuation to result in a value for brands and other intangible assets, a portion of which will be amortizable and a portion of which will be non-amortizable. Based on preliminary estimates, we have included amortization expense in our income statement. In conjunction with the purchase of Simply Asia Foods, we entered into an operating lease for the office building and warehouse, which are owned by an employee. The lease is at a fair market value rate and not material to the financial statements.

The $97.6 million purchase price was initially funded with commercial paper. In July 2006, we issued $100 million of 5.80% senior notes due 2011 to pay down this commercial paper debt (see note 7 of the financial statements).

On August 1, 2006, we invested $5.0 million in an industrial joint venture in South Africa.

On November 1, 2004, we purchased C.M. van Sillevoldt B.V. (Silvo), the market leader in the Dutch spices and herbs consumer market, for €58 million in cash (equivalent to $74.5 million) funded with cash from operations and current credit facilities. Silvo sells spices, herbs and seasonings under the Silvo® brand in The Netherlands and the India® brand as well as private label store brands in Belgium. The brand has a strong heritage, high recognition among consumers and is the leading brand of herbs and spices in The Netherlands. Silvo is included in our consumer segment and the results of operations have been included in our consolidated results from the date of acquisition. A detailed analysis of the intangible assets of this acquisition resulted in our conclusion that the excess purchase price should be accounted for as the value of the acquired brand and goodwill. No other intangible assets were identified as a result of this analysis. We concluded that a large portion of the value of the excess purchase price resides in the Dutch consumers’ cultural connections with the Silvo brand name. Based on an analysis of the premium value that is derived from consumer loyalty and trust in the Silvo brand’s quality, we assigned $35.0 million of the excess purchase price to this non-amortizable brand. Given Silvo’s strong brand name recognition in the market-place, we intend to use and support the brand name indefinitely. The remaining $25.6 million of excess purchase price remained as goodwill in the consumer segment.

3. STOCK-BASED COMPENSATION

In 2006, we adopted SFAS No. 123(R), “Share-Based Payment.” This statement requires us to expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. We used the “Modified Prospective Application” transition method whereby we do not restate prior year financial statements. Compensation expense is calculated and recorded beginning in 2006 as follows:

Awards Granted After November 30, 2005 – Awards are calculated at their fair value at date of grant. The resulting compensation expense is recorded in the income statement ratably over the shorter of the period until vesting or the employee’s retirement eligibility date. For employees eligible for retirement on the date of grant, compensation expense is recorded immediately.

Awards Granted Prior to November 30, 2005 – Awards were calculated at their fair value at the date of original grant. Compensation expense for the unvested portion of these options at December 1, 2005 is recorded in the income statement ratably over the remaining vesting period without regard to the employee’s retirement eligibility. Upon retirement, any unrecorded compensation expense will be recorded immediately.

For all grants, the amount of compensation expense to be recorded is adjusted for an estimated forfeiture rate which is based on historical data.

For the year ended November 30, 2006, we recorded $22.0 million of compensation expense in selling, general and administrative expense (SG&A). This amount included $5.1 million of expenses for 2006 grants to individuals who were eligible for retirement on or before the grant date. Additionally, we recorded $2.9 million of expense in restructuring charges for the acceleration of vesting in accordance with the provisions of the award for employees who are part of our severance charges (see note 4 of financial statements). Only nominal amounts of stock-based compensation expense were charged against income in prior years as we applied the provisions of APB No. 25 to those periods.

The following table presents the impact of stock-based compensation expense for 2006:

(millions except per share data)	SG&A	Restructuring	Total
Reduction to income from consolidated operations before income taxes	$22.0	$2.9	$24.9
Reduction to net income	15.1	2.0	17.1
Reduction to earnings per common share:
Basic	.11	.02	.13
Diluted	.11	.01	.13

Total unrecorded stock-based compensation expense at November 30, 2006 was $19.5 million which is expected to be recognized over a weighted-average period of 1.3 years.

SFAS No. 123(R) also requires that the tax benefit from the exercise of options in excess of the tax benefit from the compensation expense recorded for those options be included in the cash flow statement as a cash inflow from financing activities. Prior to the adoption of SFAS No. 123(R), these tax benefits had been reflected as a cash inflow from operations. The prior years cash flow statements have not been restated. This excess tax benefit was $9.5 million, $13.8 million and $20.6 million for 2006, 2005 and 2004, respectively.

We have two types of stock-based compensation awards: restricted stock units (RSU’s) and stock options, including grants under an employee stock purchase plan (ESPP). Below, we have summarized the key terms and methods of valuation for our stock-based compensation awards:

RSU’s

RSU’s are valued at the market price of the underlying stock on the date of grant. Substantially all of the RSU’s vest over a two-year term and are expensed ratably over that period, subject to the retirement eligibility rules discussed above.

Stock Options

ESPP – We have an ESPP which enables employees to purchase McCormick common stock non-voting at the lower of the stock price at the grant date or purchase date. This plan has a two-year term and is expensed immediately on the date of grant since employees can purchase the full amount of stock upon grant. Historically, we have adopted a new ESPP upon the expiration of an existing plan. The last plan was offered in May 2005.

We value our ESPP using the Black-Scholes option pricing model which uses the assumptions shown in the table below. We use the Black-Scholes model as opposed to a lattice pricing model since employee exercise patterns, which are considered on a lattice model, are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury two-year rate in effect at the time of grant.

Other Option Plans – Stock options are granted with an exercise price equal to the market price of the stock at the date of grant. Substantially all of the options granted are exercisable ratably over a four-year vesting period.

Beginning in the 2005 fiscal year, the fair value of the options was estimated using a lattice option pricing model which uses the assumptions in the table below. We believe the lattice model provides a better estimated fair value of our options as it uses a range of possible outcomes over an option term and can be adjusted for changes in certain assumptions over time. Expected volatilities are based on the historical performance of our stock. We also use historical data to estimate the timing and amount of option exercises and forfeitures within the valuation model. The expected term of the options is an output of the option pricing model and estimates the period of time that options are expected to remain unexercised. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Prior to 2005, we valued our stock options using the Black-Scholes option pricing model. In 2006 and 2005, the Black-Scholes model would have produced a fair value that was approximately 3.5% and 15%, respectively, higher than the lattice model.

The per share weighted-average fair value of an option granted was $7.47, $7.05 and $6.79 in 2006, 2005 and 2004, respectively. These fair values were computed using the following range of assumptions for our various stock compensation plans for the years ended November 30:

	2006	2005	2004
Risk-free interest rates	4.5 - 4.7%	2.4 - 4.2%	3.3 - 3.8%
Dividend yield	2.0%	1.7 - 1.9%	1.8%
Expected volatility	18.2 - 25.6%	12.4 - 20.5%	21.75%
Expected lives	5.4 years	1.9 - 5.9 years	5.0 - 6.0 years

Under our stock option plans, we may issue shares on a net basis at the request of the option holder. This occurs when the option price is paid by giving already outstanding shares owned by the option holder.

A summary of our stock option activity for the years ended November 30 follows:

		2006		2005		2004
(shares in millions)	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Beginning of year	17.5	$24.58	17.4	$21.81	17.4	$18.60
Granted	.6	$32.96	2.7	$37.91	4.1	$30.71
Exercised	(2.0)	$19.76	(2.4)	$19.07	(3.9)	$16.75
Forfeited	(.3)	$34.25	(.2)	$28.64	(.2)	$24.16
End of year	15.8	$25.31	17.5	$24.58	17.4	$21.81
Exercisable – end of year	11.3	$22.57	10.2	$20.47	8.7	$18.24

As of November 30, 2006, the intrinsic value (the difference between the exercise price and the market price) for all options outstanding was $211.4 million and the intrinsic value for all options exercisable was $182.5 million. The total intrinsic value of all options exercised during the year ended November 30, 2006 was $29.7 million. A summary of our stock options outstanding and exercisable at November 30, 2006 follows:

(shares in millions)	Options outstanding			Options exercisable
Range of exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price
$11.00- $17.84	2.0	2.6	$13.88	2.0	2.6	$13.88
$17.85- $24.68	7.1	5.0	$20.86	6.3	4.8	$20.70
$24.69- $31.51	3.6	6.6	$30.54	2.0	6.1	$30.51
$31.52- $38.35	3.1	7.5	$37.07	1.0	5.4	$37.30
	15.8	5.5	$25.31	11.3	4.7	$22.57

A summary of our RSU activity for the year ended November 30, 2006 follows:

(shares in thousands)	Shares	Weighted- average grant date fair value
Outstanding – beginning of year	—	—
Granted	289.6	$32.88
Vested	(2.7)	$32.83
Forfeited	(7.1)	$32.83
Outstanding – end of year	279.8	$32.88

In prior years, we applied the intrinsic value based method of accounting for stock options under APB No. 25. Accordingly, no compensation expense was recognized for these stock options since all options granted have an exercise price equal to the market value of the underlying stock on the grant date. If compensation expense had been recognized based on the estimate of the fair value of each option granted in accordance with the provisions of SFAS No. 123 and SFAS No. 148, our net income would have been reduced to the following pro forma amounts:

(millions except per share data )	2005	2004
Net income as reported	$214.9	$214.5
Add: stock-based compensation recorded, net of tax	.2	.3
Deduct: stock-based compensation expense, net of tax	(14.4)	(15.5)
Pro forma net income	$200.7	$199.3
Earnings per common share:
Basic – as reported	$1.60	$1.57
Basic – pro forma	1.49	1.45
Diluted – as reported	1.56	1.52
Diluted – pro forma	1.45	1.41

Pro forma compensation expense recognized under SFAS No. 123 did not consider potential forfeitures and amortizes the compensation expense for retiree eligible individuals over the vesting period without considering the acceleration of vesting for retirement eligible employees. These computational differences and the differences in the terms and nature of 2006 stock-based compensation awards create incomparability between the pro forma stock compensation presented above and the stock compensation recognized in 2006.

4. RESTRUCTURING CHARGES

In November of 2005, the Board of Directors approved a restructuring plan which is intended to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy, eliminate administrative redundancies and rationalize our joint venture partnerships. We originally estimated pre-tax charges of $130- $150 million under this program. However, after considering the $33.7 million pre-tax gain on Signature (see discussion below) and other refinements to the estimates, we now anticipate pre-tax charges of $110-$130 million for this program. The segment breakdown of the total charges is expected to be approximately 65% related to the consumer segment and 35% related to the industrial segment. Of these charges, we expect $85-$95 million will consist of severance and other personnel costs and $40- $45 million of other exit costs. Asset write-offs are expected to be $20-$25 million, excluding the gain on Signature of $34 million. We expect the cash related portion of the charges will be $95-$105 million. The actions being taken are expected to reduce our global workforce by approximately 1,000 over a three-year period.

Joint Venture Transactions – We participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature Brands, L.L.C. (Signature) and 51% of Dessert Products International, S.A.S. (DPI). Signature is a cake decorating business in the U.S. and DPI markets the Vahine® brand of dessert aids in France and other European countries.

In the second quarter of 2006, we received the remaining 49% share of DPI in redemption of our 50% ownership investment in Signature. In addition, we received $9.2 million in cash with this transaction.

In recording this transaction, we valued both the investment received and the investment given at their fair value. On the disposition of our Signature investment, the fair value of our investment was $56.0 million as compared to our book value of this unconsolidated subsidiary of $21.7 million. After consideration of transaction costs of $0.6 million and taxes of $7.2 million, we recorded a net after-tax gain of $26.5 million which is shown on the line entitled “Gain on sale of unconsolidated operations” in our income statement. On the acquisition of the 49% minority interest of DPI, the fair value of these shares was assessed at $46.9 million. Since this business was consolidated, the book value of this 49% share was shown as $29.9 million of minority interest on our balance sheet. After consideration of transaction costs of $0.7 million, we allocated $17.7 million to goodwill. The impact of increasing our share in DPI and disposing of Signature on future net income is not material.

In the third quarter of 2006, in connection with exiting an unconsolidated joint venture in Japan, we recorded a net gain of $0.3 million, after-tax.

These actions are part of our plan to simplify our joint venture structure under the restructuring program and focus on those areas we believe have strong growth potential.

Other Restructuring Costs – In the fourth quarter of 2005, we recorded $10.7 million ($7.2 million after-tax) of charges as a result of actions taken under the restructuring plan, of which $10.5 million related to the consumer segment and $0.2 million related to the industrial segment. These charges included certain severance costs associated with the closing of our consumer manufacturing plant in Salinas, California, closing costs for a small plant in Belgium and costs associated with the reorganization of the sales and distribution networks in the U.S. and Europe.

In 2006, we recorded restructuring charges, exclusive of the gain on Signature, of $84.1 million ($57.1 million after-tax), of which $72.4 million is reflected in restructuring charges and $11.7 million is reflected in cost of goods sold in our income statement. We recorded $54.9 million of severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S.; closures of manufacturing facilities in Salinas, California; Hunt Valley, Maryland; Sydney, Australia; Paisley, Scotland; and Kerava, Finland; and reorganization of administrative functions in Europe. In addition, we recorded $15.7 million of other exit costs associated with the consolidation of production facilities and the reorganization of the sales and distribution networks in the U.S. and Europe and contract termination costs associated with customers and distributors in connection with the closure of the business in Finland. Of the expected global workforce reduction of approximately

1,000 employees, approximately 700 employees have been notified, of which the majority have already left the Company as of the end of 2006. The $13.5 million of restructuring charges for asset write-downs is primarily accelerated depreciation related to the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland, the closure of the plants in Paisley, Scotland and Kerava, Finland and inventory write-offs as a result of the plant closings. These expenses were partially offset by net gains on the disposition of assets. In 2006, $55.9 million in cash was spent on the restructuring plan. From inception of the project in November 2005, $57.4 million in cash has been spent on the restructuring plan, exclusive of the cash received on the sale of Signature.

Restructuring charges in the consumer business were $57.1 million in 2006, which included severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S.; closures of manufacturing facilities in Salinas, California, Sydney, Australia, and Kerava, Finland; and the reduction of both administrative and plant personnel at other global locations. Restructuring charges in the industrial business were $27.0 million in 2006, which consisted of severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S.; closures of manufacturing facilities in Hunt Valley, Maryland, and Paisley, Scotland; and the reduction of both administrative and plant personnel at other global locations.

The major components of the restructuring charges and the remaining accrual balance relating to the 2005 restructuring plan as of November 30, 2005 and 2006 follow:

(millions)	Severance and personnel costs	Asset write-downs	Other exit costs	Total
2005
Restructuring charges	$8.1	$.5	$2.1	$10.7
Amounts utilized	(.1)	(.5)	(1.4)	(2.0)
	$8.0	—	$.7	$8.7
2006
Restructuring charges	$54.9	$13.5	$15.7	$84.1
Amounts utilized	(42.6)	(13.5)	(13.3)	(69.4)
	$20.3	—	$3.1	$23.4

In 2001, we adopted a plan to streamline our operations which was completed in 2005. This plan included the consolidation of several distribution and manufacturing locations, the reduction of 392 administrative and manufacturing positions, and the reorganization of several joint ventures. The cost of the total plan was $30.9 million ($21.1 million after-tax). Total cash expenditures in connection with these costs approximated $16.2 million, which was funded through internally generated funds. The remaining $14.7 million of costs associated with the plan consisted of write-offs of assets. Annualized cash savings from the plan were approximately $8.0 million ($5.3 million after-tax). Savings under the plan are being used for spending on initiatives such as brand support and supply chain management. These savings are included within the cost of goods sold and selling, general and administrative expenses in the income statement.

During the year ended November 30, 2005, we recorded restructuring charges of $0.5 million ($0.3 million after-tax). The costs recorded in 2005 primarily were severance costs.

During the year ended November 30, 2004, we recorded restructuring charges of $6.2 million ($4.3 million after-tax). The costs recorded in 2004 primarily included costs related to the consolidation of industrial manufacturing facilities in the U.K. and Canada, the reorganization of a consumer joint venture and additional severance costs. During 2004, total cash expenditures in connection with the 2001 restructuring plan were $4.7 million. Also included in restructuring charges/(credits) is a net gain of $8.7 million ($5.5 million after-tax) related to funds received from a class action lawsuit that was settled in our favor in the second quarter of 2004. This matter dated back to 1999 when a number of class action lawsuits were filed against manufacturers and sellers of various flavor enhancers for their violation of antitrust laws. We, as a purchaser of such products, participated as a member of the plaintiff class. In the second quarter of 2004, we received $11.1 million as a settlement of this claim and as a result of the settlement, were required to settle claims against us for a portion of this gross amount. The net gain recorded was $8.7 million.

The major components of the restructuring charges and the remaining accrual balance relating to the 2001 restructuring plan as of November 30, 2004 and 2005 follow:

(millions)	Severance and personnel costs	Asset write-downs	Other exit costs	Total
Beginning balance	$4.7	—	$.1	$4.8
2004
Restructuring charges	$2.2	$.8	$3.2	$6.2
Amounts utilized	(2.9)	(.8)	(2.9)	(6.6)
	$4.0	—	$.4	$4.4
2005
Restructuring charges	$.5	—	—	$.5
Amounts utilized	(4.5)	—	$(.4)	(4.9)
	—	—	—	—

5. GOODWILL AND INTANGIBLE ASSETS

The following table displays intangible assets as of November 30, 2006 and 2005:

	2006		2005
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
(millions)	amount	amortization	amount	amortization
Amortizable intangible assets	$27.8	$3.5	$10.0	$1.2
Non-amortizable intangible assets:
Goodwill	885.1	81.3	739.0	75.1
Brand names	160.6	—	141.4	—
Trademarks	9.5	.8	8.9	.8
	1,083.0	82.1	889.3	75.9
Total goodwill and intangible assets	$1,083.0	$85.6	$899.3	$77.1

Intangible asset amortization expense was $1.8 million, $0.5 million and $0.1 million for 2006, 2005 and 2004, respectively. At November 30, 2006, amortizable intangible assets have an average remaining life of approximately 12.9 years.

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2006 and 2005 are as follows:

	2006		2005
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$619.5	$44.4	$664.9	$48.0
Goodwill acquired	82.4	—	—	—
Goodwill disposed	(1.8)	—	—	—
Goodwill transferred and deferred taxes	—	—	13.3	—
Foreign currency fluctuations	54.6	4.7	(58.7)	(3.6)
End of year	$754.7	$49.1	$619.5	$44.4

6. INVESTMENTS IN AFFILIATES

Summarized year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2006	2005	2004
Net sales	$435.7	$460.3	$428.3
Gross profit	167.9	183.7	157.3
Net income	39.8	41.3	28.8
Current assets	$154.1	$181.5	$189.2
Noncurrent assets	53.0	99.0	94.1
Current liabilities	75.1	102.4	97.4
Noncurrent liabilities	8.8	13.9	23.4

The results for 2006 include income activity for our investment in Signature only through the date of its redemption in the second quarter of 2006 (see note 4 of the financial statements). Our share of undistributed earnings of unconsolidated affiliates was $46.3 million at November 30, 2006. Royalty income from unconsolidated affiliates was $11.1 million, $10.5 million and $9.7 million for 2006, 2005 and 2004, respectively.

7. FINANCING ARRANGEMENTS

Our outstanding debt is as follows:

(millions)	2006	2005
Short-term borrowings
Commercial paper (1)	$78.6	$104.2
Other	2.2	1.2
	$80.8	$105.4
Weighted-average interest rate of short-term borrowings at year-end	5.51%	4.00%
Long-term debt
5.78% - 7.77% medium-term notes due 2006	—	$47.0
6.40% - 6.80% medium-term notes due 2006 to 2008 (2)	$149.8	298.6
3.35% medium-term notes due 2009 (3)	48.6	47.8
5.80% medium-term notes due 2011	100.0	—
5.20% medium-term notes due 2015 (4)	201.0	—
7.63% - 8.12% medium-term notes due 2024	55.0	55.0
Other	15.8	16.2
	570.2	464.6
Less current portion	.6	.7
	$569.6	$463.9

(1)  The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments are fixed at 6.35% during this period.

(2)  Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $294 million of the notes at a weighted average fixed rate of 7.62%.

(3)  The fixed interest rate on the 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus .21% during this period.

(4)  The fixed interest rate on $100 million of the 5.20% medium-term notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on LIBOR minus .05% during this period.

Maturities of long-term debt during the years subsequent to November 30, 2007 are as follows (in millions):

2008 – $150.4

2009 – $50.4

2010 – $14.4

2011 – $100.0

Thereafter – $255.0

In July 2006, we issued $100 million of 5.80% medium-term notes due 2011. Net interest is payable semi-annually in arrears in January and July of each year. The net proceeds from this offering were used to pay down the commercial paper debt placed in June 2006 for the acquisition of Simply Asia Foods.

In December 2005, we issued $200 million of 5.20% medium-term notes due 2015. Net interest is payable semi-annually in arrears in June and December of each year. The net proceeds from this offering were used to pay down long-term debt which matured in 2006.

We have available credit facilities with domestic and foreign banks for various purposes. The amount of unused credit facilities at November 30, 2006 was $499.1 million, of which $400.0 million supports a commercial paper borrowing arrangement. Of these unused facilities, $99.1 million expire in 2007 and $400.0 million expire in 2010. Some credit facilities in support of commercial paper issuance require a commitment fee. Annualized commitment fees at November 30, 2006 and 2005 were $0.3 million.

Rental expense under operating leases was $25.4 million in 2006, $24.6 million in 2005 and $23.5 million in 2004. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2007 – $19.5

2008 – $17.2

2009 – $14.6

2010 – $12.7

2011 – $9.6

Thereafter – $5.1

At November 30, 2006, we had guarantees outstanding of $3.1 million with terms ranging from one to five years. At November 30, 2006 and 2005, we had outstanding letters of credit of $28.7 million and $12.2 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $38.3 million at November 30, 2006.

8. FINANCIAL INSTRUMENTS

We use derivative financial instruments to enhance our ability to manage risk, including foreign currency and interest rate exposures, which exists as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the use of written guidelines.

All derivatives are recognized at fair value in the balance sheet and recorded in either other assets or other accrued liabilities. In evaluating the fair value of financial instruments, including derivatives, we use third-party market quotes or calculate an estimated fair value on a discounted cash flow basis using the rates available for instruments with the same remaining maturities.

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

At November 30, 2006, we had foreign currency exchange contracts maturing within one year to purchase or sell $47.9 million of foreign currencies versus $24.0 million at November 30, 2005. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material.

Interest Rates

We finance a portion of our operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. We utilize interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of variable and fixed rate debt.

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus .05%. We designated these swaps, which expire on December 15, 2015, as fair value hedges of the changes in fair value of $100 million of the $200 million 5.20% medium term notes due 2015 that we issued in December 2005. Any unrealized gain or loss on theses swaps will be offset by a corresponding increase or decrease in value of the hedged debt. No hedge ineffectiveness is recognized as the interest rate swaps qualify for “shortcut” treatment.

In 2004, we entered into an interest rate swap contract with a total notional amount of $50 million to receive interest at 3.36% and pay a variable rate of interest based on six-month LIBOR minus 0.21%. We designated this swap, which expires on April 15, 2009, as a fair value hedge of the changes in fair value of the $50 million of medium-term notes maturing on April 15, 2009. No hedge ineffectiveness is recognized as the interest rate swap qualifies for “shortcut” treatment.

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

In 2001, we incurred a $14.7 million loss on the settlement of swaps used to hedge the 2001 issuance of $294 million of medium-term notes. The loss on these swaps was deferred in other comprehensive income and is being amortized over the five to seven year life of the medium-term notes as a component of interest expense. Amounts reclassified from other comprehensive income to interest expense for settled interest rate swaps were $1.6 million, $2.5 million and $2.5 million in the years 2006, 2005 and 2004, respectively, and are included in the net change in unrealized gain or loss on derivative financial instruments in the statement of shareholders’ equity.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2006 and 2005 were as follows:

	2006		2005
	Carrying	Fair	Carrying	Fair
(millions)	amount	value	amount	value
Other investments	$44.5	$44.5	$36.1	$36.1
Long-term debt	570.2	587.0	464.6	488.5
Derivative related to:
Interest rates	(3.9)	(3.9)	(9.1)	(9.1)
Foreign currencies	(.2)	(.2)	(.6)	(.6)

Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value. The fair value of other investments, long-term debt and derivative financial instruments were based on quoted market prices.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Other investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value. The cost of these investments was $41.0 million and $34.8 million at November 30, 2006 and 2005, respectively.

Concentrations of Credit Risk

We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2006. We evaluate the credit worthiness of the counterparties to financial instruments and consider nonperformance credit risk to be remote.

9. PENSION AND 401(K) RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor 401(k) retirement plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S.

Defined Benefit Pension Plans

A September 30 measurement date is used to value plan assets and obligations for all of our defined benefit pension plans.

The significant assumptions used to determine benefit obligations are as follows:

	United States		International
	2006	2005	2006	2005
Discount rate – funded plan	6.1%	5.9%	4.5 - 5.3%	4.1 - 5.0%
Discount rate – unfunded plan	5.9%	5.9%
Salary scale	4.0%	4.0%	3.0 - 4.3%	2.0 - 4.2%
Expected return on plan assets	8.5%	8.5%	4.0 - 7.0%	4.5 - 7.5%

The expected long-term rate of return on assets assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers.

Our pension expense is as follows:

	United States			International
(millions)	2006	2005	2004	2006	2005	2004
Service cost	$13.2	$11.9	$11.6	$6.3	$6.2	$5.4
Interest costs	22.1	20.7	19.8	9.1	8.0	6.7
Expected return on plan assets	(22.5)	(20.3)	(18.6)	(7.8)	(7.4)	(7.0)
Amortization of prior service costs and transition assets	.1	—	—	.1	—	—
Curtailment loss	.1	—	—	.1	—	—
Recognized net actuarial loss	10.5	11.4	11.5	3.0	1.2	.6
Special termination benefits	6.8	—	—	.1	—	—
	$30.3	$23.7	$24.3	$10.9	$8.0	$5.7

The $6.8 million expense for special termination benefits in 2006 related to closing of our manufacturing facility in Salinas, California and our voluntary separation program (see note 4 of the financial statements).

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans’ funded status at the measurement date, September 30, follow:

	United States		International
(millions)	2006	2005	2006	2005
Change in benefit obligation
Benefit obligation at beginning of year	$378.1	$349.6	$174.0	$141.8
Service cost	13.2	11.9	6.3	6.2
Interest costs	22.1	20.7	9.1	8.0
Employee contributions	—	—	1.7	1.7
Net transfers in	—	—	—	11.5
Plan changes and other	—	—	—	.4
Curtailment gain	(6.2)	—	(.7)	—
Plan settlement	—	—	—	(2.8)
Special termination benefits	6.8	—	.1	.5
Actuarial loss	16.7	9.4	4.6	24.7
Benefits paid	(18.7)	(13.5)	(5.5)	(8.0)
Foreign currency impact	—	—	16.6	(10.0)
Benefit obligation at end of year	$412.0	$378.1	$206.2	$174.0
Change in fair value of plan assets
Fair value of plan assets at beginning of year	$273.4	$237.7	$113.3	$9 0.9
Actual return on plan assets	31.0	25.2	11.6	16.4
Employer contributions	22.0	22.0	17.2	9.7
Employee contributions	—	—	1.7	1.7
Plan settlement	—	—	—	(2.8)
Benefits paid	(16.7)	(11.5)	(5.5)	(8.0)
Net transfers in	—	—	—	11.0
Foreign currency impact	—	—	10.4	(5.6)
Fair value of plan assets at end of year	$309.7	$273.4	$148.7	$113.3
Funded status	$(102.3)	$(104.7)	$(57.5)	$(60.7)
Unrecognized net actuarial loss	124.1	132.6	64.2	60.7
Unrecognized prior service cost	.3	.4	.6	.7
Employer contributions	—	—	1.4	.9
Net amount recognized	$22.1	$28.3	$8.7	$1.6

Included in the United States in the preceding table is a benefit obligation of $42.9 million and $39.1 million for 2006 and 2005, respectively, related to an unfunded pension plan. The accrued liability related to this plan was $40.4 million and $35.2 million as of November 30, 2006 and 2005, respectively. The assets related to this plan are held in a Rabbi Trust and accordingly have not been included in the preceding table. These assets were $31.6 million and $24.6 million as of November 30, 2006 and 2005, respectively.

Amounts recorded in the balance sheet consist of the following:

	United States		International
(millions)	2006	2005	2006	2005
Prepaid pension cost	—	—	$.2	$1.8
Accrued pension liability	$(52.0)	$(50.5)	(39.4)	(44.6)
Intangible assets	.3	.4	.6	.6
Deferred income taxes	27.2	29.0	14.3	13.3
Accumulated other comprehensive income	46.6	49.4	33.0	30.5
Net amount recognized	$22.1	$28.3	$8.7	$1.6

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $361.8 million and $323.9 million as of September 30, 2006 and 2005, respectively. The accumulated benefit obligation for the international pension plans was $188.1 million and $157.8 million as of November 30, 2006 and 2005, respectively.

Our actual and target weighted-average asset allocations of U.S. pension plan assets as of September 30, 2006 and 2005, by asset category, were as follows:

	September 30,
Asset Category	2006	2005	Target
Equity securities	70.3%	69.0%	70%
Debt securities	18.8%	29.1%	20%
Other	10.9%	1.9%	10%
Total	100.0%	100.0%	100%

The average actual and target asset allocations of the international pension plans’ assets as of November 30, 2006 and 2005, by asset category, were as follows:

	November 30,
Asset Category	2006	2005	Target
Equity securities	56.7%	58.8%	56%
Debt securities	43.1%	39.7%	44%
Other	.2%	1.5%	—
Total	100.0%	100.0%	100%

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

Equity securities in the U.S. plan included McCormick stock with a fair value of $16.1 million (0.4 million shares and 5.0% of total U.S. pension plan assets) and $28.8 million (0.9 million shares and 10.5% of total U.S. pension plan assets) at November 30, 2006 and 2005, respectively. Dividends paid on these shares were $0.6 million in 2006 and $0.6 million in 2005.

Pension benefit payments in our major plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

United States
(millions)	Expected Payments
2007	$17.5
2008	18.3
2009	19.2
2010	20.7
2011	22.1
2012 - 2016	138.5

It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:

International
(millions)	Expected Payments
2007	$4.5
2008	5.1
2009	5.3
2010	5.7
2011	6.1
2012 - 2016	38.7

In 2007, we expect to contribute approximately $28 million to our U.S. pension plans, including $6 million to our plan that has assets held in a Rabbi Trust. In addition, we expect to contribute approximately $13 million to our international pension plans in 2007.

401(k) Retirement Plans

For the U.S. McCormick 401(k) Retirement Plan, we match 100% of the participant’s contribution up to the first 3% of the participant’s salary, and 50% of the next 2% of a participant’s salary. Certain of our U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged to expense under all 401(k) Retirement Plans were $5.6 million, $5.7 million and $5.7 million in 2006, 2005 and 2004, respectively.

At the participant’s election, 401(k) Retirement Plans held 3.3 million shares, with a fair value of $127.9 million, of our stock at November 30, 2006. Dividends paid on these shares in 2006 were $2.5 million.

10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees’ plan and retire after age 55 with at least 10 years of service (earned after age 45). The benefits provided under these plans are based primarily on age at date of retirement. These benefits are funded to the extent of current year benefit payments.

   Our other postretirement benefit expense follows:

(millions)	2006	2005	2004
Service cost	$3.6	$3.2	$2.7
Interest costs	5.6	5.0	5.3
Amortization of prior service cost	(1.1)	(1.1)	(1.1)
Amortization of losses	.9	.2	1.1
Postretirement benefit expense	$9.0	$7.3	$8.0

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans’ funded status at November 30, the measurement date, follow:

(millions)	2006	2 00 5
Change in benefit obligation
Benefit obligation at beginning of year	$97.3	$92.4
Service cost	3.6	3.2
Interest costs	5.6	5.0
Employee contributions	2.6	2.6
Mortality assumption change	(.1)	—
Trend rate assumption change	—	4.5
Actuarial loss/(gain)	1.8	(1.9)
Benefits paid	(8.7)	(8.5)
Benefit obligation at end of year	$102.1	$97.3
Change in fair value of plan assets
Fair value of plan assets at beginning of year	—	—
Employer contributions	$6.1	$5.9
Employee contributions	2.6	2.6
Benefits paid	(8.7)	(8.5)
Fair value of plan assets at end of year	—	—
Funded status	$(102.1)	$(97.3)
Unrecognized net actuarial loss	17.8	17.0
Unrecognized prior service cost	(5.4)	(6.6)
Other postretirement benefit liability	$(89.7)	$(86.9)

Estimated future benefit payments for the next 10 fiscal years are as follows:

	Retiree	Retiree Life
(millions)	Medical	Insurance	Total
2007	$5.9	$.8	$6.7
2008	6.7	.9	7.6
2009	7.0	.9	7.9
2010	7.2	1.0	8.2
2011	7.5	1.1	8.6
2012 - 2016	40.7	5.9	46.6

The assumed discount rate was 5.9% for 2006 and 2005, respectively.

For 2007, the assumed annual rate of increase in the cost of covered health care benefits is 8.0% (9.0% last year). It is assumed to decrease gradually to 5.0% in the year 2011 (5.0% last year) and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

	1-Percentage-	1-Percentage-
(millions)	point increase	point decrease
Effect on total of service and interest cost components in 2006	$.4	$(.4)
Effect on benefit obligation as of November 30, 2006	5.2	(4.6)

11. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2006	2005	2004
Income taxes
Current
Federal	$70.5	$62.5	$67.4
State	6.9	4.8	7.7
International	13.3	23.5	15.6
	90.7	90.8	90.7
Deferred
Federal	(18.2)	10.1	1.5
State	(1.8)	1.0	—
International	(6.0)	(5.2)	(3.2)
	(26.0)	5.9	(1.7)
Total income taxes	$64.7	$96.7	$89.0

The components of income from consolidated operations before income taxes follow:

(millions)	2006	2005	2004
Pretax income
United States	$153.5	$208.6	$204.5
International	69.5	87.1	89.3
	$223.0	$295.7	$293.8

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2006	2005	2004
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.3	1.3	1.7
Tax effect of international operations	(5.7)	(3.3)	(5.8)
Tax credits	—	(.3)	(.5)
U.S. manufacturing deduction	(.8)	—	—
Other, net	(.8)	—	(.1)
Effective tax rate	29.0%	32.7%	30.3%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2006	2005
Deferred tax assets
Employee benefit liabilities	$79.2	$71.6
Accrued expenses and other reserves	24.1	18.3
Inventory	6.7	6.1
Net operating and capital loss carryforwards	7.1	9.2
Other	10.6	9.2
Valuation allowance	(6.3)	(8.0)
	121.4	106.4
Deferred tax liabilities
Depreciation	47.9	61.9
Intangible assets	73.7	69.2
Other	5.5	6.0
	127.1	137.1
Net deferred tax liability	$(5.7)	$(30.7)

At November 30, 2006, our non-U.S. subsidiaries have tax loss carryforwards of $11.2 million. Of these carryforwards, $4.8 million expire through 2011, $3.0 million through 2021 and $3.4 million may be carried forward indefinitely. The current statutory rates in these countries range from 30% to 34%.

At November 30, 2006, our non-U.S. subsidiaries have capital loss carry forwards of $12.9 million. Of these carry forwards, $2.0 million expire in 2009 and $10.9 million may be carried forward indefinitely. The current statutory rates in these countries range from 15% to 30%.

A valuation allowance has been provided to record deferred tax assets at their net realizable value. The $1.7 million net decrease in the valuation allowance was due to an additional valuation allowance of $1.3 million related to losses generated in 2006 which may not be realized in future periods, offset by a decrease in the valuation allowance of $3.0 million. The $3.0 million decrease primarily relates to the utilization of tax losses and the expiration of tax loss carry forwards offset by an additional valuation allowance requirement for prior year losses and higher foreign currency exchange rates.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where our intention is to reinvest these earnings permanently or to repatriate the earnings when it is tax effective to do so. Accordingly, we believe that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $359.8 million at November 30, 2006.

12. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2006, 2005 and 2004 follows:

(millions)	2006	2005	2004
Average shares outstanding – basic	131.8	134.5	137.0
Effect of dilutive securities:
Stock options and ESPP	3.2	3.6	4.3
Average shares outstanding – diluted	135.0	138.1	141.3

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

14. COMMITMENTS AND CONTINGENCIES

During the normal course of our business, we are occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. However, we believe that the likelihood that any such excess might have a material adverse effect on our financial statements is remote.

15. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, herbs, seasoning blends and other flavors throughout the world. The consumer segment sells to retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under a variety of brands, including McCormick®, Zatarain’s®, Simply Asia® and Thai Kitchen® in the U.S., Ducros®, Vahine® and Silvo® in continental Europe, Club House® in Canada and Schwartz® in the U.K. The industrial segment sells to other food manufacturers and the food service industry both directly and indirectly through distributors.

In each of our segments, we produce and sell many individual products which are similar in composition and nature. It is impractical to segregate and identify profits for each of these individual product lines.

We measure segment performance based on operating income excluding restructuring charges from our restructuring programs as this activity is managed separately from the business segment. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing are often integrated to maximize cost efficiencies. We do not segregate jointly utilized assets by individual segment for internal reporting, evaluating performance or allocating capital. Asset-related information has been disclosed in aggregate.

Accounting policies for measuring segment operating income and assets are substantially consistent with those described in note 1 of the financial statements, “Summary of Significant Accounting Policies.” Because of manufacturing integration for certain products within the segments, products are not sold from one segment to another but rather inventory is transferred at cost. Intersegment sales are not material. Corporate assets include cash, deferred taxes, certain investments and fixed assets.

In 2006, we changed the way we internally manage and report our business segment results. The management reporting of sales and income related to warehouse club customers was moved to the consumer business from the industrial business. Also, to better represent the profitability of our two segments, we began to allocate 100% of our SG&A to our business segments. In line with these changes, prior year segment results have been restated to be comparable with the current presentation.

			Total	Corporate
(millions)	Consumer	Industrial	Food	& Other	Total
2006
Net sales	$1,556.4	$1,160.0	$2,716.4	—	$2,716.4
Operating income excluding restructuring charges	278.0	75.7	353.7	—	353.7
Income from unconsolidated operations	15.9	4.0	19.9	—	19.9
Goodwill, net	754.7	49.1	803.8	—	803.8
Assets	—	—	2,372.0	$196.0	2,568.0
Capital expenditures	—	—	77.7	7.1	84.8
Depreciation and amortization	—	—	73.3	13.5	86.8

2005
Net sales	$1,478.3	$1,113.7	$2,592.0	—	$2,592.0
Operating income excluding restructuring charges	288.0	66.7	354.7	—	354.7
Income from unconsolidated operations	17.5	3.1	20.6	—	20.6
Goodwill, net	619.5	44.4	663.9	—	663.9
Assets	—	—	2,122.7	$150.0	2,272.7
Capital expenditures	—	—	63.9	2.9	66.8
Depreciation and amortization	—	—	63.6	11.0	74.6

2004
Net sales	$1,421.0	$1,105.2	$2,526.2	—	$2,526.2
Operating income excluding restructuring charges	256.4	73.8	330.2	—	330.2
Income from unconsolidated operations	12.3	2.3	14.6	—	14.6
Goodwill, net	664.9	48.0	712.9	—	712.9
Assets	—	—	2,179.1	$190.5	2,369.6
Capital expenditures	—	—	58.5	4.2	62.7
Depreciation and amortization	—	—	61.1	10.9	72.0

                A reconciliation of operating income excluding restructuring charges (which we use to measure segment profitability) to operating income is as follows:

(millions)	Total
2006
Operating income, excluding restructuring charges	$353.7
Less: Restructuring charges	84.1
Operating income	$269.6

2005
Operating income, excluding restructuring charges	$354.7
Less: Restructuring charges	11.2
Operating income	$343.5

2004
Operating income, excluding restructuring charges	$330.2
Less: Restructuring charges (credits)	(2.5)
Operating income	$332.7

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

	United		Other
(millions)	States	Europe	countries	Total
2006
Net sales	$1,678.7	$643.6	$394.1	$2,716.4
Long-lived assets	700.5	669.8	96.6	1,466.9

2005
Net sales	$1,581.4	$638.1	$372.5	$2,592.0
Long-lived assets	546.7	635.4	90.9	1,273.0

2004
Net sales	$1,558.9	$610.5	$356.8	$2,526.2
Long-lived assets	503.9	696.7	92.6	1,293.2

Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

16. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)	2006	2005
Inventories
Finished products and work-in-process	$233.5	$187.0
Raw materials	172.2	157.0
	$405.7	$344.0
Prepaid expenses	$21.6	$19.2
Other current assets	44.0	37.4
	$65.6	$56.6
Property, plant and equipment
Land and improvements	$28.0	$28.4
Buildings	263.8	263.9
Machinery and equipment	431.1	416.0
Software	177.0	125.6
Construction in progress	66.0	78.9
Accumulated depreciation	(496.4)	(462.0)
	$469.5	$450.8
Investments and other assets
Investments in affiliates	$51.8	$71.9
Other investments	44.5	36.1
Other assets	59.9	49.2
	$156.2	$157.2
Other accrued liabilities
Payroll and employee benefits	$105.5	$63.1
Sales allowances	124.6	126.5
Income taxes	44.2	25.4
Other	200.4	179.7
	$474.7	$394.7
Other long-term liabilities
Pension	$104.2	$97.8
Postretirement benefits	89.7	86.9
Deferred taxes	68.1	79.2
Other	19.0	16.8
	$281.0	$280.7

(millions)	2006	2005	2004
Depreciation	$73.7	$64.5	$62.2
Interest paid	52.1	49.1	41.0
Income taxes paid	70.9	78.9	77.6
Interest capitalized	—	2.1	2.7

(millions)	2006	2005
Accumulated other comprehensive income, net of tax where applicable
Foreign currency translation adjustment	$223.4	$113.4
Unrealized gain (loss) on foreign currency exchange contracts	.2	(.5)
Fair value of open interest rate swaps	(3.1)	(3.7)
Unamortized value of settled interest rate swaps	(.7)	(1.7)
Minimum pension liability adjustment	(79.5)	(79.9)
	$140.3	$27.6

Dividends paid per share were $0.72 in 2006, $0.64 in 2005 and $0.56 in 2004.

17. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2006
Net sales	$609.7	$639.9	$663.1	$803.7
Gross profit	239.1	250.6	269.3	355.6
Operating income	24.3	54.7	64.2	126.5
Net income	14.4	61.6	43.1	83.1
Basic earnings per share	.11	.47	.33	.64
Diluted earnings per share	.11	.46	.32	.62
Dividends paid per share – Common Stock and Common Stock Non-Voting	.18	.18	.18	.18
Market price – Common Stock
High	33.50	35.17	36.25	38.75
Low	29.80	32.70	32.52	36.31
Market price – Common Stock Non-Voting
High	33.37	35.35	36.42	38.92
Low	29.82	32.72	32.54	36.42

2005
Net sales	$603.6	$628.6	$622.7	$737.1
Gross profit	228.2	241.3	243.3	323.8
Operating income	58.0	71.2	78.9	135.4
Net income	36.1	42.8	48.0	88.0
Basic earnings per share	.27	.32	.36	.66
Diluted earnings per share	.26	.31	.35	.65
Dividends paid per share – Common Stock and Common Stock Non-Voting	.16	.16	.16	.16
Market price – Common Stock
High	39.00	38.05	34.68	33.50
Low	36.60	33.58	31.70	29.00
Market price – Common Stock Non-Voting
High	39.06	38.25	34.81	33.53
Low	36.00	33.56	31.66	29.24

Historical Financial Summary

(millions except per share and ratio data)	2006	2005	2004	2003	2002
For the Year
Net sales	$2,716.4	$2,592.0	$2,526.2	$2,269.6	$2,044.9
Percent increase	4.8%	2.6%	11.3%	11.0%	5.5%
Operating income	269.6	343.5	332.7	295.5	262.4
Income from unconsolidated operations	19.9	20.6	14.6	16. 4	22.4
Net income from continuing operations	202.2	214.9	214.5	199.2	173.8
Net income	202.2	214.9	214.5	210.8	179.8

Per Common Share
Earnings per share – diluted
Continuing operations	$1.50	$1.56	$1.52	$1.40	$1.22
Discontinued operations	—	—	—	.09	.04
Accounting change	—	—	—	(.01)	—
Net income	1.50	1.56	1.52	1.48	1.26
Earnings per share – basic	1.53	1.60	1.57	1.51	1.29
Common dividends declared	.74	.66	.58	.49	.425
Market Non-Voting closing price – end of year	38.72	31.22	36.45	28.69	23.79
Book value per share	7.17	6.03	6.57	5.50	4.23

At Year-End
Total assets	$2,568.0	$2,272.7	$2,369.6	$2,145.5	$1,930.8
Current debt	81.4	106.1	173.2	171.0	137.3
Long-term debt	569.6	463.9	465.0	448.6	450.9
Shareholders’ equity	933.3	799.9	889.7	755.2	592.3
Total capital	1,587.9	1,399.1	1,558.9	1,397.0	1,199.4

Other Financial Measures
Percentage of net sales
Gross profit	41.0%	40.0%	39.9%	39.6%	39.1%
Operating income	9.9%	13.3%	13.2%	13.0%	12.8%
Capital expenditures	$84.8	$66.8	$62.7	$83.0	$92.4
Depreciation and amortization	86.8	74.6	72.0	65.3	53.4
Common share repurchases	155.9	185.6	173.8	120.6	6.8
Debt-to-total-capital	41.1%	40.7%	40.9%	44.4%	49.0%
Average shares outstanding
Basic	131.8	134.5	137.0	139.2	139.5
Diluted	135.0	138.1	141.3	142.6	142.3

\

The historical financial summary includes the following impact of restructuring charges, and in 2004 the net gain from a special credit:

(millions except per share data)	2006	2005	2004	2003	2002
Operating income	$(84.1)	$(11.2)	$2.5	$(5.5)	$(7.5)
Net income	(30.3)	(7.5)	1.2	(3.6)	(5.5)
Earnings per share	(.22)	(.05)	.01	(.03)	(.04)

In 2006, McCormick began to record stock-based compensation expense as explained in note 3 of the financial statements. Prior year results have not been adjusted. Stock-based compensation reduced operating income by $22.0 million, net income by $15.1 million and earnings per share by $0.11.

In 2003, McCormick sold its packaging segment and Jenks Sales Brokers in the U.K. and 2002 was restated for these discontinued operations. Also in 2003, McCormick consolidated the lessor of a leased distribution center which was recorded as an accounting change.

Total capital includes debt, minority interest and shareholders’ equity.

An eleven-year financial summary is available at ir.mccormick.com, as well as a report on EVA (Economic Value Added) and return on invested capital.

Investor Information

World Headquarters

McCormick & Company, Incorporated

18 Loveton Circle

Sparks, MD 21152-6000

U.S.A.

(410) 771-7301

www.mccormick.com

Stock Information

New York Stock Exchange

Symbol: MKC

Anticipated Dividend Dates – 2007

Record Date	Payment Date
4/09/07	4/20/07
7/06/07	7/20/07
10/05/07	10/19/07
12/28/07	1/18/08

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

www.wellsfargo.com/shareownerservices

You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

The Company offers an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares through the Plan. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

(877) 778-6784 or (651) 450-4064

www.wellsfargo.com /shareownerservices

Stock Price History

3 months ended	High	Low	Close
11/30/06	$38.92	$36.42	$38.72
8/31/06	36.42	32.54	36.42
5/31/06	35.35	32.72	34.45
2/28/06	33.37	29.82	32.83
11/30/05	33.53	29.24	31.22

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 28, 2007, at Marriott’s Hunt Valley Inn, 245 Shawan Road (Exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

Online Receipt of Annual Report and Proxy Statement

If you would like to access next year’s proxy statement and annual report via the Internet, you may enroll as appropriate on the websites below.

Registered shareholders:

www.econsent.com/mkcv/

Beneficial shareholders:

enroll.icsdelivery.com/mkc

Trademarks

Use of ® or TM in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

Consumer Brands