Form 10-K, Exhibit 13
period 2007-11-30
MCCORMICK & CO INC
filed 2008-01-28
CIK 63754

EXHIBIT 13

Annual Report to Stockholders

Exhibit 13

A TASTE FOR THE FUTURE

CHINESE FIVE-SPICE

Chinese Five-Spice balances equal parts anise, Szechuan peppercorn, cinnamon, cloves and fennel seed into a blend that is pungent, fragrant, hot and slightly sweet – all at once. This year’s annual report is scented with Chinese Five-Spice.

FINANCIAL HIGHLIGHTS

for the year ended November 30 (millions except per share data)	2007	2006	% change

Net sales	$2,916.2	$2,716.4	7.4%

Gross profit	1,191.8	1,114.6	6.9%

Gross profit margin	40.9%	41.0%

Operating income	354.2	269.6	31.4%

Operating income margin	12.1%	9.9%

Net income	230.1	202.2	13.8%

Earnings per share – diluted	1.73	1.50	15.3%

Average shares outstanding – diluted	132.7	135.0	(1.7%)

Dividends paid	$103.6	$95.0	9.1%

Dividends paid per share	.80	.72	11.1%

These financial results include the impact of activities related to our restructuring plan.

In 2007, these activities reduced operating income by $34.0 million, net income by $24.2 million and diluted earnings per share by $0.18. In 2006, these activities reduced operating income by $84.1 million, net income by $30.3 million and diluted earnings per share by $0.22.

On a comparable basis, excluding the impact of restructuring activities, diluted earnings per share rose 11.6% in 2007.

All around the world, people seeking bold, exotic and exciting flavors are turning to McCormick. Inside this report we provide a taste for the future… a look ahead at the trends and opportunities that are driving our growth.

CONTENTS

Letter to Shareholders   2

Bob and Alan team up in their letter to shareholders to discuss our progress in 2007, strategies for growth and business outlook.

Discussion with Management Committee   5

Join our executives as they sit down to address some of the most commonly asked questions from investors.

A Journey with Bob Lawless   14

We recall Bob’s many contributions during his 30-year career and time as CEO of McCormick.

Management’s Discussion and Analysis   15

This section begins with a company description and includes information about business segments, 2007 financial results and much more.

Directors and Officers   34

A profile of our Board of Directors and list of executive officers are presented along with our governance statement.

Financial Information   36

The 2007 financial statements, accompanying notes and reports of both management and the auditors are in this section.

Investor Information   61

Investors can find company contact and related information.

Fellow Shareholders...

Based on the strength and momentum of our business and the commitment of its leadership, your company is well-positioned for long-term sales and profit growth on a global basis. We exceeded key 2007 financial goals and made excellent progress during the year with initiatives to increase sales, reduce costs and expand our markets. In addition, we took the next step in an orderly transition of the executive team.

We are excited about our prospects as we look across our business and to 2008 and beyond. Through this letter and the discussion that follows, we want to share that excitement and give you a taste for the future.

Growth in global markets

We are achieving good sales growth in each region and segment of our business.

Consumer sales rose 6% in North America, driven by pricing, new products, effective marketing programs and, in the first half of the year, the incremental impact of our acquisition of Simply Asia Foods. At the same time, our industrial business in North America achieved higher sales to food manufacturers, though the gains were offset in part by sales to restaurants, which were affected by industry weakness in 2007.

Our business in Europe is turning a corner as a result of stronger marketing support and greater focus on our primary markets. With favorable foreign exchange rates, price increases and higher volume in both France and the U.K. we increased consumer sales 11%. Strong sales of condiments and seasonings for snack products, along with favorable foreign exchange rates, fueled a 20% increase in the industrial business in Europe. And expansion in China was a primary factor behind an increase of 20% in sales across both segments in the Asia Pacific region.

Exceeded key 2007 financial goals

Financial results in 2007 exceeded a number of our key objectives. We increased sales 7%, surpassing our goal of 4 to 6%. And cost savings related to a three-year restructuring program were $35 million in 2007, $5 million ahead of target and pushing cumulative savings from the program to $45 million. Increased costs for raw materials offset a portion of these cost savings. We have also taken certain pricing actions to provide an additional offset to higher costs.

Earnings per share were $1.73. On a comparable basis, excluding the impact of restructuring activities in 2007 and 2006, this was a 12% improvement, above our initial goal to increase earnings per share by 8 to 10%.

The Company again generated a significant amount of cash, funding $157 million of share repurchases and a 9% increase in dividends paid – our 21st consecutive year of dividend increases. With the Board’s approval, we have increased dividends per share at a 14% compound annual growth rate for the past five years.

Positioned for the future

The same growth strategy that has driven our success for a decade continues to set our future direction: improve margins, invest in the business, and increase sales and profits.

Margin improvement is a key element of our success. A restructuring program that includes consolidating our global manufacturing and eliminating administrative redundancies is on track to deliver at least $50 million in annual savings by the end of 2008. In addition, we are reducing complexity by selectively eliminating certain products and customers. These actions have increased average sales per customer for our U.S. industrial business by 51% in 2007 when compared to 2005. We see additional opportunities to improve efficiency and optimize our supply chain across our global operations.

Cost savings such as these were key to offsetting higher raw material costs in 2007. We are also using a portion of our margin improvement to invest in the growth of our business, funding marketing support, product innovation and other areas that offer the greatest potential to increase sales.

The same growth strategy that has driven our success for a decade continues to set our future direction.

Robert J. Lawless and Alan D. Wilson

To drive consumer demand, we are revitalizing our venerable brands in worldwide markets. The most significant of these efforts is under way in the United States – the largest and most profitable market for our consumer business – where a gravity-fed merchandising system is being installed in 12,000 to 14,000 supermarkets. The innovative product display is increasing purchases by consumers and reducing restocking time for the retailers. In Europe, we are driving sales of our Schwartz® brand in the U.K. and Ducros® brand in France with improved merchandising systems and increased advertising.

Product innovation is also driving sales as we build upon platforms such as health and wellness, convenience and ethnic flavors, and meet consumer desire for reduced fat and sodium with flavorful products in both our consumer and industrial businesses. And as time-pressed consumers turn more and more to grilling, slow cookers and seafood preparation, we are responding with additional flavor solutions. In North America, 2007 sales of seafood complements grew by 6%, grilling products by 7% and slow cooker seasonings by 17%. Across all businesses, new products launched in the last three years added 10% to 2007 sales.

Since 2002, the Company has achieved an average annual increase in net sales of 7%. One-fourth of this increase has been driven by acquisitions.

Emerging markets offer an opportunity for rapid sales growth, as evidenced by the 23% growth of our business in China in 2007. We are focused on additional markets with similar growth characteristics, such as India, as we strive to double our sales in the Asia Pacific region over the next five years.

Acquisitions are also an integral part of our growth strategy. We are particularly interested in acquiring leading brands in regions where we have low penetration, and niche products in more developed markets. Above all else, however, flavor is the defining factor in all of our targeting efforts. Altogether, acquisitions have added one-fourth of our sales increase in the past five years, and we are working to sustain this level of contribution. As evidence of our continued progress, in November 2007, we were pleased to sign an agreement to purchase the Lawry’s business with annual sales of approximately $150 million.

A look ahead

Over the years, our business has faced challenges from higher costs, difficult economic conditions, aggressive competitors and demanding customers. We have weathered cost pressures and weak economies, and have the margin improvement potential to do so in the future. We are staying ahead of our competitors and creating value for our customers by continuing to develop new capabilities in areas such as quality, service, systems, marketing and innovation.

Our leading market position, effective growth strategy, strong balance sheet and focus on flavor have positioned us well. Once we complete our restructuring program in 2008, we expect our sales initiatives to drive sales growth of 4 to 6% annually. These higher sales and improved margins should generate an increase of 9 to 11% in earnings per share.

As always, McCormick’s engaged employees are at the center of our success. Throughout our operations, we interact in a participative manner based on our Multiple Management Board approach. In 2007 we celebrated the 75th anniversary of this problem-solving and professional development system, which is deeply ingrained in our corporate culture.

Strong, far-sighted leadership is also essential to continued success. Our Board is comprised of experienced business leaders and we are pleased to welcome Joseph McGrath, President & CEO of Unisys Corporation as a new director. Over the past year we completed the transition of our executive team. Following his promotion to President & COO at the end of 2006, Alan became a member of the Board in November and was appointed President & CEO as of January 1, 2008. Bob retired at the beginning of the new year but continues to serve as Chairman of the Board.

In addition, Gordon Stetz, who has provided key financial leadership to our U.S. and international operations for two decades, was promoted to CFO following the announcement of Fran Contino’s upcoming retirement from the Company and the Board. During his ten years at McCormick, Fran was instrumental in establishing common systems and processes throughout our operations with our B2K program, strengthening internal controls and building a terrific financial team. Fran’s involvement has led to success with our acquisition strategy and, since 2004, he has led our strategic planning effort at the Company. We thank him for his many contributions.

The executive team that will take this Company forward has been an integral part of setting our direction, formulating programs and achieving great execution in recent years. We approach the years ahead with excitement and tremendous optimism.

Our business is well-positioned with leading brands and a focus on flavor. An effective and sustainable strategy sets our direction. Motivated and energetic employees move us forward. We are confident in our ability to build shareholder value.

It promises to be a future as bold and exciting as the flavors upon which McCormick & Company has built its success since 1889.

Robert J. Lawless, Chairman of the Board

Alan D. Wilson, President and CEO

OUR VISION

McCormick will be the leading global supplier of value-added flavor solutions. Building on strong brands and innovative products, we will be the recognized leader in providing superior quality, value and service to customers and consumers around the world.

Left to Right:

Francis A. Contino, Executive Vice President – Strategic Planning

Lawrence E. Kurzius, President – Europe, Middle East & Africa

Charles T. Langmead, President – U.S. Industrial Group

Robert J. Lawless, Chairman of the Board

Gordon M. Stetz, Executive Vice President – Chief Financial Officer

Mark T. Timbie, President – North American Consumer Foods

Alan D. Wilson, President & Chief Executive Officer

Join McCormick’s Management Committee and Bob Lawless as they address some of the questions shareholders ask most often. These are arranged by topic...

PAGES 6, 7 AND 8
Sales growth and flavor trends

PAGES 9 AND 10
Supply chain and sustainability

PAGE 11
Longer-term financial projections

PAGES 12 AND 13
McCormick as a company and an investment

With an expanded array of organic products, the introduction of exotic sea salts and growing interest in TV cooking shows, we grew U.S. sales of our gourmet products 12% in 2007.

Brand spending behind print ads has one of the highest returns as measured by incremental sales. Shown here is an ad for some of our popular seasoning mixes.

You have achieved good sales growth in the past. Looking ahead, what do you believe will be the primary drivers of future sales growth?

MARK > In the United States we are revitalizing our entire spice and seasoning line to bring renewed interest and excitement to the category.

This initiative tackles some of the foremost consumer issues with an easy-to-open flip-top cap and an easier-to-shop merchandising system. With this system we can prominently feature new items such as our tabletop spices, seasoned pepper blends or roasting rubs. For our grocery customers, the system is reducing out-of-stock situations and reducing restock time by up to 40%. We have installed 8,500 stores and aim to convert another 3,500 to 5,500.

CHUCK > For our U.S. industrial business, strong customer relationships continue to be the critical factor in achieving our growth targets.

On average, our share of business with strategic customers is about 25%. To grow this, we are guided by the customers’ view of what is important as we build upon our strong foundation of trust, innovative processes and efficient supply chain initiatives.

This partnership model led to the successful design and implementation of our new Create IT® process. Together with the customers’ marketing and innovation teams, we start with idea generation and move quickly and efficiently through product development, consumer validation and commercialization. In this way our customers are reducing their development cost and getting successful products to market ahead of their competition. The benefit to McCormick is a greater share of our customers’ business and our participation in products that succeed in the marketplace over a longer time horizon.

ALAN > With the goal of improving both sales growth and profitability, we are completing a transformation of our U.S. industrial business that began in 2006. Chuck and his team have reduced the number of customers we serve by 31% and reduced the number of products sold by 20%. In very short order, we have better aligned our resources, particularly in product innovation, behind our strategic customers.

Product innovation is also a key initiative to drive sales of our consumer business. We have had considerable success building upon a number of product platforms.

In recent years 10% of our global sales came from products that we have introduced in the last three years.

.

As part of our Create IT process, we bring together culinary chefs, sensory experts and flavor technologists to discuss trends and develop winning new product ideas.

MARK > Our GrillMates® line in the U.S. is a good example. It began in the early 1990s with a single seasoning blend that originated in Canada. Today 31 GrillMates items include marinades, rubs, reduced sodium varieties and more. Year after year we have grown sales of these products at a rapid pace, and annual sales are now $35 million.

Following the acquisition of the Ducros brand in Europe, we introduced three Ducros grinders in the U.S. under the McCormick label. Six years later, these products have reached $22 million in sales with 14 varieties.

We have also been expanding our products designed for consumers of Hispanic descent. These products now account for 8% of U.S. consumer sales, and they grew 11% in 2007.

BOB > The Hispanic items we offer include mayonnaise and marmalade imported from McCormick de Mexico. This 60-year-old joint venture has made McCormick the leading brand in Mexico, and Hispanic consumers in many U.S. markets actively seek these products. This highly successful joint venture now accounts for most of our income from unconsolidated operations, which in 2007 comprised nearly 10% of our earnings per share.

We can’t overlook two other avenues of sales growth –our marketing programs and acquisitions.

ALAN > We have increased our level of brand support in recent years and are getting better each year at measuring the effectiveness of our spending. We are seeing the best returns from our public relations activity, print advertising and television advertising.

As for acquisitions, they’ve accounted for one-fourth of our 7% average annual sales growth in the past five years and will continue to be a key part of our sales growth. Our recently announced agreement to acquire the Lawry’s business is evidence of our continued progress with acquisitions. In our developed markets, we are seeking niche brands that have a distinct flavor profile. In markets where we currently have low penetration, including emerging markets, we are targeting leading brands.

Besides acquisitions, how will you grow sales outside North America?

LAWRENCE > Europe is our second-largest market, contributing 25% of Company sales. Many of the same consumer business initiatives we talked about for North America are driving our growth in this market.

New merchandising systems introduced in the U.K. and France are designed to simplify the shopping experience, reduce labor and optimize our shelf space. Product innovation includes an award-winning spice package, easy-to-use

We are gaining distribution of our products in China’s street markets which are a frequent stop for consumers.

In Europe we are growing sales with increased brand support, improved merchandising systems and the introduction of innovative new products.

Toppers® and a relaunch of our successful grinders. Brand support includes TV advertising featuring our chef character in France, and both TV and radio advertising in the U.K. We have just launched a print advertising campaign in the U.K. that will be rolled out more broadly across Europe in 2008.

GORDON > Having just returned from several years in Europe, I can tell you first-hand that we have turned a corner with this business. We have reduced complexity, focused on our most profitable businesses, built our brands and developed our people capabilities.

The most striking example of our progress is in our industrial business, where we have gone from approximately 500 customers in 2003 to 50 customers by the end of 2007. In this market as well, we are focused on the largest customers with the greatest potential for growth.

LAWRENCE > These customers are the leaders in their industry, and many of them have multinational businesses. In addition to a strong top-to-top relationship, we are supporting them from our locations around the world with product innovation and production.

ALAN > This is certainly true in China and was really the origin of our business there about 15 years ago. We built a facility to support the expansion of industrial customers in this region and from this same facility, launched a line of consumer products that is profitable and growing rapidly.

China, together with Australia and other countries in the region, comprised 6% of 2007 sales. Our goal is to more than double our sales in the Asia Pacific region by 2012. We expect to continue our rapid pace of both consumer and industrial sales growth in China and to expand into other markets with good growth characteristics, such as India.

Across all markets, what eating trends are you watching most closely?

ALAN > McCormick is on the leading edge of flavor. Every year we bring together top chefs to discuss the hottest trends and develop our McCormick Flavor ForecastTM, which is eagerly awaited by professional chefs and food editors.

I would say consumers’ interest in health and wellness is the number-one trend. We recently launched the McCormick Science Institute to advance the health benefits of natural spices and herbs. As consumers work to reduce their intake of fat, salt or sugar, McCormick is ideally suited as an expert in natural spices and herbs.

Members of our global financial team met in 2007. The discussion included using the power of our systems to lower costs in the supply chain.

Over the past few years, much of your time has been spent on restructuring the Company. With this program nearly complete, are there more opportunities to improve the supply chain?

FRAN > Toward the end of 2005, we announced an ambitious three-year restructuring program that included actions to consolidate facilities and eliminate administrative redundancies. Our goal was to realize annual cost savings of $50 million by the end of 2008.

Thanks to the hard work of our employees and diligent planning and management of this program, we have made terrific progress. By the end of 2007 we had already achieved annual savings of $45 million, and we expect up to $10 million more in 2008.

While we have made great strides in improving our supply chain and profit margins with this program and other initiatives, we still see lots of opportunities ahead – opportunities in areas like procurement, manufacturing, distribution, sales and marketing, and administration.

CHUCK > In the U.S. industrial business, our resources are focused on our most important customers. By reducing the overall number of customers and products, we have been able to close facilities and lower our cost to serve. In 2007, the margin improvement from these actions was largely offset by significant commodity cost increases on certain product categories and customers. As commodity costs moderate, as pricing actions are fully implemented and as we experience continued success in delivering value added products, we will make further progress toward higher sustainable margins for the industrial business.

In addition to lowering our costs, we are also reducing the level of inventory on hand. Again, this was partially offset in 2007 by higher prices for many raw materials, but our supply chain initiatives are leading to reduced time supply and lower safety stock levels.

ALAN > In addition to our U.S. industrial business, there are opportunities to lower inventory and total working capital in all of our operations around the world.

Following the implementation of SAP, our first priority was to improve processes and identify and achieve expense reductions. As Fran indicated, our restructuring program was an important step in this direction.

McCormick expects to reach up to $55 million in annual savings in 2008, ahead of its $50 million goal.

Our spice buyers work with growers around the world to procure consistent high-quality ingredients.

McCormick is an industry leader in designing techniques to test the quality and consistency of our ingredients.

As we continue up the learning curve with our systems, I have challenged employees across all locations and functions to increase their proficiency and apply these tools in new ways. I am convinced that this will lead to additional insights about our business and opportunities to lower costs.

GORDON > In 2008 we are changing our incentive program to align everyone in the organization with working capital management. We are adding a “capital cost” for the amount of assets, net of liabilities, that are managed by our operating units.

Our business generates a significant amount of cash. We can take this to the next level with better supply chain management, which means lower costs and better management of our working capital.

What is McCormick doing in the area of sustainability?

ALAN > Our business was built on a cultural foundation of concern for one another. For 75 years, our Multiple Management philosophy has encouraged the involvement of employees in community service activities as well as at all levels of the Company. We are open in our communications, value diversity among our employees and provide many opportunities for learning and development.

Global sourcing is a core competency for our business. We firmly believe that providing assistance to the communities that supply our raw materials and manufacture our products will enable them to improve their productivity and their living conditions. For more than 20 years we have provided training for agriculture and processing of spices and herbs and have improved food safety, quality and yield. This is critical to our continued growth and success.

LAWRENCE > Having led our consumer business in the U.S. and now both our consumer and industrial businesses in Europe, I am keenly aware of our reputation as a reliable supplier of high-quality products. This is a real advantage as we compete against smaller suppliers that do not have a close connection to the source of their raw materials or the same degree of quality assurance that we can provide.

ALAN > In 2007 we set goals to monitor our impact on the environment. We have introduced metrics that will measure our progress in several key areas: solid waste reduction, energy use reduction, lower greenhouse gas emissions and the development of fair trade for selected commodities.

At McCormick, we don’t view sustainability as a side issue, but as something that is an integral part of our business and essential to our success.

We are expanding acquired businesses with new product introductions such asThai Kitchen®meal kits, Zatarain’s® reduced sodium rice mixes and Silvo® Toppers.

In 2007 you shared some financial projections beyond 2008. Please help me understand how you will achieve 9 to 11% growth in earnings per share?

BOB > I’d like to explain how we developed the longer-term financial projections for the business and why we decided to communicate them to investors. Fiscal year 2007 marked the mid-way point in our three-year restructuring program. During this period, sales and profits were somewhat curtailed by our rationalization of smaller and less profitable customers and products.

As part of our strategic planning process we asked our leadership team to take a look ahead at their portfolio of products, growth prospects and supply chain initiatives. With good visibility, each operating group developed projections for sales growth, margin improvement and increased operating income that were then consolidated for the total Company.

We recognized that many of our shareholders would benefit from learning and understanding our longer-term outlook.

GORDON > Investors have asked if we think some of our projections are overly ambitious. We don’t think so.

We expect to grow sales 4 to 6% annually. As Alan indicated earlier, we have achieved average annual sales growth of 7% for the past five years, with one-fourth of this increase coming from acquisitions.

MARK > The largest part of the 4 to 6% sales increase will come from a 2 to 3% increase in our “base business.” Our revitalization of packaging, products and merchandising is lifting sales of the entire category for our core consumer businesses. In addition, we are working to build our market share with more effective advertising. The introduction of new products will add another 1 to 2% to sales.

GORDON > Over time, we believe we can increase gross profit margins by half a percentage point per year. About half of this increase will come from our supply chain initiatives. The other half will result from the faster growth of our consumer business, which has a higher margin than the industrial business.

As part of our growth strategy, we intend to invest a portion of this margin improvement back in the business to build for the future. Higher margins will also contribute to a 9 to 11% annual increase in earnings per share.

DRIVING SALES GROWTH

Base Business Increase	2-3%
New Products	1-2%
Acquisitions	1-3%
Distribution Expansion	0-1%
Pricing	0-1%

Beyond 2008, once our restructuring program is complete, we expect to grow annual sales 4-6%.

With a leading share, it is our responsibility to bring innovation, news and excitement to consumers.

Our Multiple Management Board in Mexico is one of 13 around the world. This is a team-based system that allows a diverse cross-section of employees to develop and work on projects to improve nearly any aspect of the business.

What distinguishes McCormick from other companies?

LAWRENCE > We operate from a position of strength in our primary markets. We have the number-one market share in the U.S., Canada, U.K., France and China, as well as several smaller markets.

As the clear category leader, we supply our retail customers with the entire range of spice and seasoning products, from premium gourmet items to value-priced store brands. Among packaged food companies, this is an enviable position.

CHUCK > Our business is all about flavor. Datamonitor recently reported that 41% of U.S.and European consumers have tried food with new and exotic flavors in the last 12 months.

We don’t sell a single type of product. Rather, flavor is something that spans all types of food and all types of eating occasions. Our two business segments – consumer and industrial – connect us to a wide array of products where we can add great taste. Whether it is a meal at home, a night out or a snack on-the-go, we have an opportunity to provide the flavor.

We like to say, “No matter where or what you eat, each day you are likely to enjoy something flavored by McCormick.”

ALAN > As described earlier, we have a unique expertise in the sourcing of spices and herbs from locations around the world.

Consumer interest in natural spices and herbs fits perfectly with our capabilities in this regard. For our industrial business, quality and reliability are paramount. Our customers know that McCormick understands the importance of a brand and will apply rigorous standards to the products we supply.

A side benefit of our global sourcing effort is that we have an established link with several of the emerging markets that we have targeted for expansion.

MARK > McCormick also has a unique position in the area of acquisitions. As a mid-size food company, we are targeting a number of brands and businesses of a size that might not interest larger food companies. In fact, some of the smaller businesses these larger companies might shed as they refine their portfolio of products would be meaningful additions to our Company.

FRAN > We have maintained a strong balance sheet that has afforded us an excellent credit rating and leverage for acquisitions such as Lawry’s. While some investors have asked why we have not increased our debt and been more aggressive with share repurchases, we prefer to maintain our financial flexibility.

Between our consumer and industrial businesses, no matter where or what you eat, each day you are likely to enjoy something flavored by McCormick.

We will continue to use our strong cash flow wisely by balancing dividends, capital expenditures, acquisitions and stock repurchases.

What else should a prospective investor know about McCormick?

GORDON > McCormick has been aggressive in pursuing margin improvement. We have been willing to challenge all areas of our business, including systems, facilities and organization. We see opportunities ahead to optimize our business.

While our financial objectives may seem aggressive, we are convinced they are achievable. Sales growth of 4 to 6% and earnings per share growth of 9 to11% are in line with our long-term track record. The momentum and initiatives underway give us the confidence to set and share these long-term projections.

BOB > This confidence is based on the abilities and enthusiasm of McCormick employees around the world, as well as the experience and motivation of the leadership team.

Throughout the Company, we have a deep culture of hard work and ethics that has endured significant changes to the business. Our Multiple Management philosophy lays the foundation by encouraging the participation and inclusion of all employees.

I’m pleased that we have seamlessly transitioned to a new executive team. This team has the drive and knowledge to lead McCormick through its next generation of growth.

Alan > Our strategy for growth is to improve margins, invest in the business and grow sales and profits. It’s a simple strategy, but one that is known and understood by our employees around the world. It has been behind our success in nearly tripling earnings per share and more than doubling the market capitalization of this Company in the past 10 years.

This strategy is both effective and sustainable, and it will guide us through McCormick’s next period of growth.

A Journey with Bob Lawless

Bob Lawless’ retirement as Chief Executive Officer concluded a 30-year career as an active McCormick employee in which he brought a boundless energy to each goal he pursued. Over the past 11 years as President and CEO, he led the transformation of the Company solidifying its position as an industry leader and a global company on the move.

Bob’s global travels gave him the opportunity to interact with thousands of McCormick employees worldwide. It was through such regular contact with the vast employee population that he communicated his passion to grow McCormick. The regular employee interaction also confirmed to him that measures to contemporize the business be made in harmony with the Shared Values and culture of this unique company. The results have been impressive.

He drove initiatives that brought the Company’s commitment to innovation to new levels. Technologically, the Company made tremendous strides under Bob’s leadership. His approach to acquisitions brought resounding success as companies purchased under Bob’s tenure were assimilated seamlessly and brought the desired return. His support of building brands and serving customers on a global basis met with repeated success. As a result, recognition from industry groups and major customers was a regular occurrence during Bob’s tenure.

And stockholders enjoyed the benefits of the Lawless years as well. Since 1996, the stock price has tripled and the quarterly dividend is now $0.22 up from $0.07 per share.

Bob’s impact over the years went beyond the walls of McCormick. His spirit of community service inspired many McCormick employees to follow his lead and volunteer helping those less fortunate. McCormick has a tradition of charitable giving, and Bob was a committed steward of that legacy during his years as Company leader.

During Bob Lawless’ time with McCormick, he has lived the Company’s Shared Values and leaves a lasting impact on the business. Bob, we’ve enjoyed The Journey. Thanks and best wishes from the entire McCormick family.

QUARTERLY DIVIDEND
HAS TRIPLED

Since 1996, the stock price has tripled and the quarterly dividend is now $0.22 up from $0.07 per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The purpose of the Management’s Discussion and Analysis (MD&A) is to provide an understanding of McCormick’s business, financial results and financial condition.

The MD&A is organized as follows:

Page 15  Business Overview describes our global operations, strategy, growth initiatives and segments.

Page 18  Results of Operation compares the financial results for 2007 to 2006 and also compares financial results for 2006 to 2005.

Page 22  Liquidity and Financial Condition supplies information regarding our cash flow and financing.

Page 25  Acquisitions profiles a 2007 agreement to acquire the Lawry’s business and our 2006 acquisition of Simply Asia Foods.

Page 26  Restructuring Activities reviews our three-year plan to improve margins.

Page 28  A graph showing Stock Price Performance, is followed by our assessment of Market Risk Sensitivity, our Contractual Obligations and Commercial Commitments, the impact of Recently Issued Accounting Pronouncements, our use of Critical Accounting Estimates and Assumptions, and our comments regarding Forward-Looking Information.

The information in the charts and tables in the MD&A are for the years ended November 30. All dollars are in millions, except per share data. Unless otherwise indicated, the results include the impact of our restructuring activities for all years presented.

BUSINESS OVERVIEW

Business Description

McCormick is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings and other flavors to the entire food industry. Customers range from retail outlets and food service providers to food manufacturers. Founded in 1889 and built on a culture of Multiple Management, we have approximately 7,500 employees.

Our major sales, distribution and production facilities are located in North America and Europe. Additional facilities are based in Mexico, Central America, Australia, China, Singapore, Thailand and South Africa. In 2007, 41% of sales were outside the United States.

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

A Sustainable Strategy

Our strategy – to improve margins, invest in our business and increase sales and profits – has been behind our success over the past 10 years and is our plan for growth in the future.

During the past five years, this strategy has led to average annual sales growth of 7% with acquisitions driving approximately one quarter of the increase. Gross profit margin has risen from 39.1% in 2002 to 40.9% in 2007 and driven increases in operating income and net income.

We are increasing margins with cost-savings programs, new capabilities and improved processes. Our acquisition of high-margin brands and introduction of higher-margin, more value-added new products are also lifting margins. As we reduce the number of lower-margin products and customers, we are eliminating complexity and further boosting margins.

A portion of the cost savings associated with our actions is being used to fund product development and brand support. During the past five years, we have increased research and development expense 57%. In 2007, we spent $55 million in advertising to consumers, compared to $27 million in 2002. These are effective investments that are driving sales and profit growth at McCormick.

Key Growth Initiatives

Key initiatives underway to grow sales and profits include:

•  A restructuring program to improve our global supply chain was announced in 2005 and will extend through 2008. This plan is reducing our complexity and creating an organization more focused on growth opportunities. We expect to reach up to $55 million in annual cost savings, ahead of our initial goal of $50 million.

•  We are building consumer interest by revitalizing our consumer brands. Currently under way is the revitalization of McCormick brand spices and seasonings in the United States. Along with new packaging, we are installing new shelving systems in 12,000 to 14,000 stores to make shopping easier for the consumer and restocking easier for grocers. A similar effort is under way that is designed to drive growth of our Schwartz brand in the U.K. and the Ducros brand in France.

•  As a leader in our industry, we watch the latest trends to direct our product development activity. Consumer demand for wellness, freshness, convenience, ethnic flavors and more, guide our new products. Innovation at McCormick extends to grinders and other new packaging, and to distribution, such as our penetration of the more frequently shopped street markets in China.

•  Through acquisitions we are adding leading brands to extend our reach into new geographic regions where we currently have little or no distribution. We have a particular interest in emerging markets that offer high growth potential. In our developed markets, we are seeking brands that have a niche position and meet a growing consumer trend.

Our Financial Objectives

With good visibility into our business prospects and operating environment, we use growth objectives as internal goals and to provide a financial outlook for our shareholders. Upon completion in 2008 of our three-year restructuring program, we expect to grow sales annually by 4 to 6% and achieve an annual increase of 9 to 11% in earnings per share.

Our business generates strong cash flow. Actions to grow net income and improve working capital are designed to lead to higher levels of cash. We have paid dividends each year since 1925 and have increased the annual dividend in each of the last 21 years. In the future, we expect to increase dividends at a rate similar to the increase in earnings per share.

Additional cash is being used to fund strategic acquisitions and capital projects. A share repurchase program is lowering shares outstanding and improving value for McCormick shareholders.

During the past five years, 86% of cash from operations directly benefited shareholders in the form of dividends and share repurchases.

BUSINESS SEGMENTS AT A GLANCE

Consumer Business

From locations around the world, our consumer brands reach nearly 100 countries.

Customers:	A variety of retail outlets that include grocery, mass merchandise, warehouse clubs, discount and drug stores, served directly and indirectly through distributors or wholesalers.

Products:	Spices, herbs, extracts, seasoning blends, sauces, marinades and specialty foods. Both branded and private label products are supplied.

Market position:	A 40 to 70% market share in primary markets. As the category leader, can more efficiently develop and support our brands.

Competitors:	More than 250 other brands in U.S. and more in international markets. Some are owned by large food manufacturers, while others are supplied by small privately owned companies.

Growth:	Developing innovative products, increasing marketing effectiveness, expanding distribution and acquiring leading brands and niche products.

Industrial Business

We provide a wide range of products to multi-national food manufacturers and restaurants.

Customers:	Food manufacturers and the food service industry. Food service customers are supplied both directly and indirectly through distributors.

Products:	Seasoning blends, natural spices and herbs, wet flavors, coating systems and compound flavors.

Market position:

A leading supplier to many of the large multi-national food manufacturers and restaurants. Have one of the broadest ranges of flavor solutions in the industry and expertise in sensory, culinary and other areas.

Competitors:	Tend to specialize in one or several ranges of products. Some competitors are publicly held flavor companies, while others are small privately owned firms.

Growth:	Supporting the global expansion of customers, building current and new strategic partnerships, developing consumer-preferred, value-added products.

RESULTS OF OPERATIONS – 2007 COMPARED TO 2006

	2007	2006
Net sales	$2,916.2	$2,716.4
Percent growth	7.4%

The increase in sales for 2007 was due to pricing actions taken to offset higher material cost, favorable product mix and higher volumes (including the 0.9% impact of Simply Asia Foods, acquired in June of 2006). Favorable foreign exchange rates added 2.9% for the year. The 2007 sales also reflect the impact of actions to eliminate low margin business, which lowered sales approximately 1%.

	2007	2006
Gross profit	$1,191.8	$1,114.6
Gross profit margin	40.9%	41.0%

Gross profit margin in 2007 decreased 0.1 percentage point. Included in cost of goods sold were restructuring charges for production facilities that are being closed. These charges in 2007 were less than in 2006 and increased gross profit margin by 0.4 percentage point. Cost savings related to restructuring activity lowered cost of goods sold, adding nearly 1.0 percentage point to gross profit margin. Gross profit margin was unfavorably impacted by higher material costs in 2007 that were only partially offset by price increases. Production costs in certain facilities were also affected by incremental costs early in 2007 to maintain customer service during our facility consolidation.

	2007	2006
Selling, general & administrative expense (SG&A)	$806.9	$772.6
Percent of net sales	27.7%	28.4%

Selling, general and administrative expenses were higher in 2007 than 2006 on a dollar basis but declined as a percentage of net sales. As a percentage of net sales, administrative expense decreased while distribution, selling, promotion, advertising and research and development in total were relatively unchanged. The decrease in administrative expense during 2007 was driven by the benefit of expense reductions from our restructuring program.

The following is a summary of restructuring activities:

	2007	2006
Pre-tax restructuring charges:
Recorded in cost of goods sold	$3.3	$11.7
Other restructuring charges	30.7	72.4

Reduction in operating income	34.0	84.1
Income tax effect	(10.6)	(27.0)
Loss (gain) on sale of unconsolidated operations, net of tax	.8	(26.8)

Reduction in net income	$24.2	$30.3

Reduction in earnings per share – diluted	$.18	$.22

Pre-tax restructuring charges for both 2007 and 2006 related to actions under our restructuring program to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. The gain on the sale of unconsolidated operations in 2006 is primarily for the redemption of our ownership investment in Signature Brands LLC (Signature). More details of the restructuring charges are discussed later in MD&A and in note 3 of the financial statements.

	2007	2006
Interest expense	$60.6	$53.7
Other income, net	8.8	7.1

The increase in interest expense was due to higher average short-term borrowings and higher short-term interest rates in 2007 when compared to 2006. However, these effects were partially offset by the refinancing of higher interest rate long-term debt in 2006, which has reduced the average interest rate on our total debt in 2007 when compared to 2006.

The increase in other income was due to higher interest income.

	2007	2006
Income from consolidated operations before income taxes	$302.4	$223.0
Income taxes	92.2	64.7
Effective tax rate	30.5%	29.0%

The increase in the effective tax rate was due to a reduction in discrete tax benefits in 2007. The 2006 discrete items of $5.2 million included the favorable resolution of an international tax audit, a reduction of accruals recorded for state tax audits and additional tax benefit related to the closure of our operation in Finland. Income taxes in 2007 included $1.9 million for discrete tax benefits, primarily the result of new tax legislation enacted in The Netherlands, the UK and the U.S. We expect the tax rate in 2008 to be slightly higher than the 30.5% effective rate in 2007.

	2007	2006
Income from unconsolidated operations	$21.4	$19.9
Minority interest	.7	2.8
Combined	$20.7	$17.1

Income from unconsolidated operations and minority interest, combined, increased 21% in 2007 compared to 2006. This increase was driven primarily by the move from an unprofitable unconsolidated joint venture in Asia to a licensing agreement in the fourth quarter of 2006, as well as the performance of our joint venture in Mexico due to strong mayonnaise sales.

The following table outlines the major components of the change in diluted earnings per share from 2006 to 2007:

2006 Earnings per share – diluted	$1.50
Increase (decrease) impact on EPS:
Increased sales and operating income exclusive of restructuring	.18
Restructuring costs	.04
Income from unconsolidated operations	.03
Higher interest expense	(.03)
Effect of lower shares outstanding	.03
Increase in tax rate	(.02)
2007 Earnings per share – diluted	$1.73

CONSUMER BUSINESS

	2007	2006
Net sales	$1,671.3	$1,556.4
Percent growth	7.4%
Operating income, excluding restructuring activities	313.9	278.0
Operating income margin, excluding restructuring activities	18.8%	17.9%

Favorable foreign exchange rates added 3.1% to consumer sales in 2007 compared to 2006. The remaining increase of 4.3% was driven by higher pricing, favorable product mix, the acquisition of Simply Asia Foods (acquired in June 2006) which added 1.5% to net sales and volume from brand revitalization, effective marketing programs and new products.

In the Americas, consumer business sales increased 5.6%. Together favorable foreign exchange rates and incremental sales from Simply Asia Foods added 2.6% to net sales. Pricing on certain items such as pepper and favorable product mix further increased sales. Higher volumes of Hispanic items, the expanded organic line, grinders and seafood items were offset by lower volumes on other items including pepper, warehouse club products and the discontinuance of certain underperforming products.

In Europe, consumer sales rose 11.4%, of which 9.1% was due to favorable foreign exchange rates. The remaining increase of 2.3% was due primarily to pricing actions and volume increases in the U.K. and France. During 2007, these increases were offset in part by the impact of a competitive situation in The Netherlands and our action to close our business in Finland which both occurred in 2006.

Sales in the Asia/Pacific region increased 12.1%, with 8.4% due to favorable foreign exchange rates. Sales in China grew at a double-digit rate due to expanded distribution and marketing support behind our core spice and seasoning products, along with increases in a number of condiments and sauces. Sales growth in China was offset in part by lower sales of our branded spices and herbs in Australia due to the move by a large retailer earlier in 2007 to introduce a private label line of spices and herbs.

The increase in operating income excluding restructuring activities was driven by strong sales performance and cost reduction efforts. When comparing operating income margin excluding restructuring activities, higher sales, pricing actions and cost savings from our restructuring program more than offset increases in raw materials and fuel.

INDUSTRIAL BUSINESS

	2007	2006
Net sales	$1,244.9	$1,160.0
Percent growth	7.3%
Operating income, excluding restructuring activities	74.3	75.7
Operating income margin, excluding restructuring activities	6.0%	6.5%

The 7.3% sales increase was driven by higher pricing to reflect the increased costs of pepper as well as certain commodities including cheese, soybean oil and flour.

Favorable foreign exchange rates added 2.8% to sales, while actions to eliminate lower margin products decreased sales approximately 2%.

Sales in the Americas rose 1.9% with favorable foreign exchange rates adding 0.5%. In this region, customer and product rationalization reduced sales approximately 2%. The remaining increase was primarily due to price increases. During 2007 new products and other volume gains with sales to food manufacturers were offset by weakness in the restaurant industry.

In Europe, sales increased 20.1%, which included a favorable foreign exchange rate impact of 9.2%. In this region, customer and product rationalization reduced sales approximately 2%. The remaining increase of approximately 13% was mostly volume-related due to increases in snack seasonings and products sold to quick service restaurants.

In the Asia/Pacific region, sales increased 25.8% with 8.0% from foreign exchange rates. Rapid expansion of industrial business, especially in China with quick service restaurant customers, contributed to sales in this region.

Operating income excluding restructuring activities decreased in both dollar terms and in terms of margin. Higher material costs during the year more than offset the benefit of our 7.3% sales increase and the cost savings from our restructuring activities. At the end of 2007 and into early 2008, we took further pricing actions in response to higher costs.

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

The increase in margin was attributable to initiatives to reduce costs, pricing actions taken early in 2006 in response to the higher costs of certain materials, employee benefits and energy, as well as a more favorable product mix. Included in cost of goods sold were restructuring charges for production facilities that were being closed. These charges reduced gross profit margin in 2006 by 0.5%. Also, gross profit margin in 2005 was negatively impacted by higher costs of vanilla.

	2006	2005
SG&A	$772.6	$681.9
Percent of net sales	28.4%	26.3%

The increase in SG&A was primarily due to increased incentive compensation on higher earnings, as well as stock-based compensation and higher advertising costs. Stock-based compensation of $22.0 million, which accounted for a 0.8 percentage point increase as a percentage of net sales, was recorded in 2006 as a result of the adoption of Statement of Financial Accounting Standards (SFAS) 123(R) effective December 1, 2005 (see note 9 of the financial statements). Advertising expense increased by $12.7 million, adding another 0.5 percentage point increase to SG&A as a percentage of net sales, as we spent at a higher level to support our consumer brands.

The following is a summary of restructuring activities:

	2006	2005
Pre-tax restructuring charges:
Recorded in cost of goods sold	$11.7	—
Other restructuring charges	72.4	$11.2
Reduction in operating income	84.1	11.2
Income tax effect	(27.0)	(3.7)
Gain on sale of unconsolidated
operations, net of tax	(26.8)	—
Reduction in net income	$30.3	$7.5
Reduction in earnings per share – diluted	$.22	$.05

Pre-tax restructuring charges for both 2006 and 2005 related to actions under our restructuring plans to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. The gain on the sale of unconsolidated operations in 2006 was primarily for the redemption of our ownership investment in Signature and, to a lesser extent, the exit of our consumer joint venture in Japan. More details of the restructuring charges are discussed later in MD&A and in note 3 of the financial statements.

Interest expense in 2006 increased $5.5 million. Higher interest rates on our variable rate debt during 2006 accounted for most of this increase. Average borrowings during the year increased slightly.

Other income increased to $7.1 million in 2006 compared to $0.4 million in 2005 due mostly to higher interest income.

The effective tax rate was 29.0% in 2006 down from 32.7% in 2005. This decrease was due to both the mix of earnings among the different tax jurisdictions in which we do business and several discrete tax benefits. The discrete items were the favorable resolution of an international tax audit for $3.5 million, a $1.0 million reduction of accruals recorded for state tax audits and a $0.6 million additional tax benefit related to the closure of our operation in Finland.

We participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature and 51% of Dessert Products International, S.A.S. (DPI). Signature is a cake decorating business in the U.S. and DPI markets the Vahine® brand of dessert aids in France and other European countries.

In the second quarter of 2006 we received the remaining 49% share of DPI in redemption of our 50% ownership investment in Signature. Since this transaction happened early in the year, it resulted in a decrease in our income from unconsolidated operations but also decreased the negative impact of our minority interest reported in the income statement. Excluding these effects, the increase in unconsolidated income was mainly from our joint venture in Mexico where stronger mayonnaise sales and moderate soybean oil prices contributed to the improved performance of this joint venture.

The following table outlines the major components of the changes in diluted earnings per share from 2005 to 2006:

2005 Earnings per share - diluted	$1.56

Increase (decrease) impact on EPS:
Restructuring costs	(.17)
Stock-based compensation expense	(.11)
Increased sales and operating income exclusive of restructuring and stock-based compensation	.10
Lower tax rate	.06
Effect of lower shares outstanding	.04
Other	.02
2006 Earnings per share - diluted	$1.50

CONSUMER BUSINESS

	2006	2005
Net sales	$1,556.4	$1,478.3
Percent growth	5.3%
Operating income, excluding restructuring activities	278.0	288.0
Operating income margin, excluding restructuring activities	17 9%	19.5%

We began recording stock-based compensation expense in 2006. Total stock-based compensation expense recorded in the consumer business operating results was $13.9 million.

Higher volume, pricing actions and a favorable product mix added 5.3%, while foreign exchange rates had no effect on sales. This included sales from Simply Asia Foods, acquired in June 2006, which added 1.3% to sales.

In the Americas, consumer business sales increased 8.1%, with 1.9% of the sales increase attributable to the Simply Asia Foods acquisition and 0.6% from favorable foreign exchange. The majority of the increase was driven by higher volume from new product introductions and more effective marketing, as well as pricing actions in the U.S. taken early in 2006. In 2006, we grew sales of Hispanic products, GrillMates, lower sodium items and slow cooker seasonings, with new varieties and marketing support. Print advertisements helped drive sales of gourmet products and gravy items. A new program, across our entire line of products, encouraged consumers to replace out-of-date spices and herbs. During the fourth quarter of 2005 , demand for our McCormick and Zatarain’s consumer products in the Gulf region of the U.S. was lower due to the effects of Hurricane Katrina. This had a positive impact when 2006 is compared to 2005.

In Europe, sales declined 0.8%, with unfavorable foreign exchange rates reducing sales 1.5%. Lower distribution in The Netherlands and our decision to close our operations in Finland early in 2006 reduced sales. In the U.K., sales of Schwartz branded herbs and spices were strong, but were offset in part by weaker performance in dry seasoning mixes and some non-core wet products. In France, higher sales in 2006 were led by core spice and seasoning products.

Sales in the Asia/Pacific region increased 1.1%, including a decline of 0.5% due to unfavorable foreign exchange rates. The sales contribution from China was particularly strong in 2006, partially offset by a decline in Australia.

The decrease in operating income and operating income margin, excluding restructuring charges was driven by stock-based compensation expense, increased incentive compensation expense and increased advertising expense in 2006, partially offset by strong sales performance and cost reduction efforts.

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

In the Asia/Pacific region, sales declined 2.4%, including a favorable foreign exchange rate effect which increased sales 1.3%. The main reason for this decline was the loss of certain low margin products in Australia, which began in the first quarter of 2006. In China, we continued to grow sales to both food service customers and food manufacturers.

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

LIQUIDITY AND FINANCIAL CONDITION

	2007	2006	2005
Net cash provided by operating activities	$224.5	$310.8	$332.2
Net cash used in investing activities	(92.8)	(172.1)	(70.0)
Net cash used in financing activities	(152.1)	(127.2)	(294.4)

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

Operating Cash Flow – When 2007 is compared to 2006, most of the decrease in operating cash flow was due to $30 million in increased payments made in 2007 for incentive compensation based upon 2006 operating results and $41 million in higher income tax payments made in 2007 when compared to 2006. Also impacting 2007 cash flow is a higher level of receivables in 2007 due to higher sales and the timing of sales within the year. When 2006 cash provided by operations is compared to 2005, the decrease was primarily the result of spending on restructuring of $55.9 million and lower dividends from unconsolidated operations, offset by higher operating income, exclusive of restructuring. In total, changes in operating assets and liabilities were comparable between 2006 and 2005. However, increases in inventories attributable to a build-up in anticipation of production transfer from facilities that will be closed, as well as increased purchases of certain raw materials, were offset by an increase in other accrued liabilities in 2006 as compared to 2005. The increase in other accrued liabilities was due to increased incentive compensation and restructuring charges.

Investing Cash Flow –The reduction in investing cash flows in 2007 compared to 2006 is due to a decrease in cash used for acquisitions of businesses. Cash outflow for the acquisitions of businesses was primarily the purchase of Thai Kitchen in Europe in 2007, the Simply Asia Foods asset purchase in 2006 and a small business purchase in France in 2005 (see note 2 of the financial statements). Also, included in 2006 was $9.2 million in net proceeds from the redemption of a joint venture (see note 3 of the financial statements). Net capital expenditures (capital expenditures less proceeds from the sale of fixed assets) were $76.9 million in 2007, $78.7 million in 2006 and $64.5 million in 2005. The increase in net capital expenditures for 2007 and 2006 compared to 2005 is mainly due to increased spending under our restructuring program. We expect 2008 net capital expenditures to be slightly in excess of depreciation and amortization.

Financing Cash Flow – We increased our total borrowings $65.5 million in 2007 compared to an increase of $77.2 million in 2006 and a decrease of $67.6 million in 2005. The main cause of the increase in 2007 was to fund our share repurchase program. The increase in 2006 was to fund the Simply Asia Foods asset purchase for $97.6 million. In 2006, we issued $100 million of 5.80% senior notes due 2011. Net interest payments are payable semi-annually in arrears in January and July of each year. Also, in 2006, we issued $200 million of 5.20% senior notes due 2015. Net interest payments are payable semi-annually in arrears in June and December of each year. The net proceeds from the $200 million offering were used to pay down $195 million of long-term debt which matured in 2006. In 2005, we paid off $30 million of medium-term notes at maturity.

The following table outlines the activity in our share repurchase programs:

	2007	2006	2005
Number of shares of
common stock	4.3	4.4	5.4
Dollar amount	$157.0	$155.9	$185.6

Net share repurchases are net of proceeds from exercised stock options. Net capital expenditures are net of proceeds from the sale of fixed assets.

In the fourth quarter of 2005, we completed our $300 million share repurchase authorization and began to buy against our $400 million authorization approved by the Board of Directors in June 2005. As of November 30, 2007, $49 million remained under the $400 million share repurchase program. The pace of share repurchases in 2008 will be moderated in anticipation of the Lawry’s acquisition (see note 2 of the financial statements). The common stock issued in 2007, 2006 and 2005 relates to our stock compensation plans.

Our dividend history over the last three years is as follows:

	2007	2006	2005
Total dividends paid	$103.6	$95.0	$86.2
Dividends paid per share	.80	.72	.64
Percentage increase per share	11.1%	12.5%	14.3%

In November 2007, the Board of Directors approved a 10.0% increase in the quarterly dividend from $0.20 to $0.22 per share. During the last five years, dividends per share have risen at a compound annual rate of 14.9%.

Cash payments to pension plans, including unfunded plans, were $41.6 million in 2007, $41.2 million in 2006 and $32.8 million in 2005. During 2007, our primary U.S. defined benefit pension plan moved from underfunded to overfunded status driven by good return on plan assets, a change in the liability due to the impact of a higher discount rate and a cash contribution of $22.0 million. Because of the current overfunded status of this pension plan as of November 30, 2007, it is likely that the 2008 pension plan contributions will be significantly less than in 2007. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan’s liabilities. Across all plans, approximately 62% of assets are invested in equities, 32% in fixed income investments and 6% in other investments.

	2007	2006	2005
Debt-to-total-capital ratio	39.8%	41.0%	40.7%

The decrease in our debt-to-total-capital ratio in 2007 (total capital includes debt, minority interest and shareholders’ equity) was the result of a significant increase in shareholders’ equity of $151.8 million, partially offset by an increase in our total debt. A large increase in equity was due to the effect of foreign currency translation adjustments and the increase in debt was due to funding our share repurchase program. During the year, the level of our short-term debt varies and it is usually lower at the end of the year. The average short-term borrowings outstanding for the year ended November 30, 2007 and 2006 were $369.4 million and $271.9 million, respectively.

The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. During the year ended November 30, 2007, the exchange rates for the Euro, British pound sterling and Canadian dollar were substantially higher versus the U.S. dollar than in 2006. Exchange rate fluctuations resulted in an increase in accounts receivable of $23 million, inventory of $15 million, goodwill of $61 million and other comprehensive income of $123 million since November 30, 2006.

In August 2007, we entered into $150 million of forward treasury lock agreements to manage the interest rate risk associated with the forecasted issuance of $250 million of fixed rate medium-term notes issued subsequent to our 2007 fiscal year-end. We cash settled these treasury lock agreements for a loss of $10.5 million simultaneous with the issuance of the medium-term notes and effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 6.25%. We had designated these outstanding forward treasury lock agreements, which were terminated on December 4, 2007, as cash flow hedges. The loss on these agreements will be deferred in other comprehensive income and will be amortized over the 10-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material in 2007. A portion of the proceeds of this $250 million debt issuance will be used to repay $150 million of notes maturing in 2008.

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus .05%. We designated these swaps, which expire on December 15, 2015, as fair value hedges of the changes in fair value of $100 million of the $200 million 5.20% medium-term notes due 2015 that we issued in December 2005. As of November 30, 2007, the fair value of these swap contracts was an unrealized gain of $4.9 million, which was offset by a corresponding increase in value of the hedged debt. Any unrealized gain or loss on these swaps will be offset by a corresponding increase or decrease in value of the hedged debt. No hedge ineffectiveness was recognized as these interest rate swaps qualify for the “shortcut” treatment.

We have available credit facilities with domestic and foreign banks for various purposes. In July 2007, we entered into a $500 million five-year revolving credit agreement with various domestic banks for general business purposes. Our current pricing under the new credit agreement, on a fully drawn basis, is LIBOR plus 0.25%. The agreement, which replaces a previously existing $400 million revolving credit agreement, expires in July 2012, and supports our commercial paper borrowing arrangement. The amount of unused credit facilities at November 30, 2007 was $605.8 million. We believe that internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to meet current liquidity needs and fund ongoing operations.

In November 2007, we entered into a definitive agreement to purchase the assets of Lawry’s for $605 million in cash. Upon the closing of this transaction (expected in the second half of fiscal year 2008), we will finance this purchase through cash from operations, bank lines and commercial paper borrowings. Additional bank facilities are being negotiated and we anticipate no difficulties in obtaining financing. Post-closing, an appropriate longer-term capital structure will be put in place.

ACQUISITIONS

Acquisitions of new brands are part of our strategy to improve margins and increase sales and profits.

On November 13, 2007, we signed a definitive agreement with Unilever to purchase the assets of the Lawry’s business for $605 million in cash. The transaction is expected to close in 2008. Lawry’s manufactures and sells a variety of marinades and seasoning blends under the well-known Lawry’s® and Adolph’s® brands. The acquisition includes the rights to the brands as well as related inventory and a small number of dedicated production lines. It does not include any manufacturing facilities or employees. The closing of the Lawry’s acquisition is subject to the expiration or termination of the Hart-Scott-Rodino (HSR) waiting period and other customary closing conditions. We have agreed to pay Unilever a $30 million termination fee, subject to certain limited conditions, in the event that HSR clearance is not obtained.

On June 27, 2006, we purchased the assets of the Simply Asia Foods business for $97.6 million in cash. The $97.6 million purchase price was initially funded with commercial paper. In July 2006, we issued $100 million of 5.80% senior notes due 2011 to pay down this commercial paper debt. This business operates in North America and has been included in our consumer segment since the date of acquisition. Simply Asia Foods develops, imports and markets a line of authentic, easy-to-prepare Asian products under the Thai Kitchen® and Simply Asia® brands. Its primary products include noodle and soup bowls, meal kits, coconut milk, and various sauces and pastes. In 2007, we completed the final valuation of assets for Simply Asia Foods which resulted in $4.8 million being allocated to tangible net assets, $28.2 million allocated to other intangibles assets and $64.6 million allocated to goodwill. This valuation was not significantly different than the preliminary valuation. The value for brands and other intangible assets consists of $12.1 million which is amortizable and $16.1 million which is non-amortizable.

On July 30, 2007, we purchased Thai Kitchen SA for $12.8 million in cash, a business which operates the Thai Kitchen brand in Europe. This acquisition complements our U.S. purchase of Simply Asia Foods in 2006. The annual sales are approximately $7 million.

On August 1, 2006, we invested $5.0 million in an industrial joint venture in South Africa.

RESTRUCTURING ACTIVITIES

As part of our plan to improve margins, we announced in September 2005 significant actions to improve the effectiveness of our supply chain and reduce costs. At that time, we also stated that a comprehensive review of our global industrial business was under way to identify improvements. These actions were included in the comprehensive restructuring plan which the Board of Directors approved in November 2005. As part of this plan, over a three-year period, we are consolidating our global manufacturing, rationalizing our distribution facilities, improving our go-to-market strategy, eliminating administrative redundancies and rationalizing our joint venture partnerships. In addition, for the industrial business, we are reallocating resources to key customers and taking pricing actions on lower volume products to meet new margin targets. Through 2008, these actions are intended to reduce the number of industrial business customers and products in the U.S. by approximately 25%. Sales related to these customers and products represented approximately 2 to 5% of industrial business sales in the U.S. As these sales had minimal profit, this reduction is expected to lead to higher margins. These reductions also led to the consolidation of certain manufacturing facilities.

The restructuring plan is reducing complexity and increasing the organizational focus on growth opportunities in both the consumer and industrial businesses. We are projecting up to $55 million ($37 million after-tax) of annual cost savings by the end of 2008. In 2006, we realized $10 million ($7 million after-tax) of savings and another $35 million ($24 million after-tax) in 2007. This has improved margins and increased earnings per share, offset higher costs, as well as allowed us to invest a portion of these savings in sales growth drivers such as brand advertising. These savings are reflected in both cost of goods sold and selling, general and administrative expenses in the income statement.

Total pre-tax charges under this restructuring plan are estimated to be $115 to $125 million with approximately 65% related to the consumer segment and 35% related to the industrial segment. Of these charges, we expect that $85 to $90 million will consist of severance and other personnel costs and $50 to $55 million of other exit costs. Asset write-offs are expected to be $10 to $15 million, exclusive of the $34 million gain on our redemption of Signature in 2006.

Restructuring charges to date include $10.7 million recorded in 2005, $50.1 million recorded during 2006 (including the gain on Signature) and $34.8 million recorded in 2007. For the total plan, the cash related portion of the charges will be $95 to $105 million, with total cash spent to date of $83.3 million, after offsetting the $9.2 million in net cash received from the redemption of Signature. This program is expected to be completed by the end of fiscal year 2008.

We are funding this spending through internally generated funds. A significant portion of the cash expenditures are for employee severance. The actions being taken pursuant to the restructuring plan are expected to eliminate 1,200 positions over the three-year period. Of the expected global workforce reduction, 1,015 positions have been eliminated as of November 30, 2007.

Joint Venture Transactions – Previously, we participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature and 51% of DPI. In 2006, we received the remaining 49% share of DPI in redemption of our 50% ownership investment in Signature. In addition, we received $9.2 million in cash with this transaction.

In recording this transaction, we valued both the investment received and the investment given at their fair value. On the disposition of our Signature investment, the fair value of our investment was $56.0 million as compared to our book value of this unconsolidated subsidiary of $21.7 million. After consideration of transaction costs of $0.6 million

We expect to reach up to $55 million in annual savings in 2008, ahead of our $50 million goal.

and taxes of $7.2 million, we recorded a net after-tax gain of $26.5 million which is shown on the line entitled “(Loss) gain on sale of unconsolidated operations” in our income statement. On the acquisition of the 49% minority interest of DPI, the fair value of these shares was assessed at $46.9 million. Since this business was consolidated, the book value of this 49% share was shown as $29.9 million of minority interest on our balance sheet. After consideration of transaction costs of $0.7 million, we allocated $17.7 million to goodwill. The impact of increasing our share in DPI and disposing of Signature on future net income is not material.

In 2006, in connection with exiting an unconsolidated joint venture in Japan, we recorded a net gain of $0.3 million, after- tax. Finalization of these unconsolidated joint venture transactions resulted in a loss of $0.8 million, after tax, in 2007.

These actions are part of our plan to simplify our joint venture structure under the restructuring program and focus on those areas we believe have strong growth potential.

Other Restructuring Costs – In 2007, we recorded restructuring charges of $34.0 million, of which $30.7 million is reflected in restructuring charges and $3.3 million is reflected in cost of goods sold in our income statement. We recorded $14.9 million of severance costs, primarily associated with the reduction of administrative personnel in the U.S. and Europe. In addition, we recorded $16.7 million of other exit costs resulting from the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland and the consolidation of production facilities in Europe. The remaining $2.4 million of asset write-downs is comprised of inventory write-offs as a result of the closure of the manufacturing facilities in Salinas, California and Hunt Valley, Maryland and accelerated depreciation of assets, mostly offset by the asset gain from the sale of our manufacturing facility in Paisley, Scotland.

In 2006, we recorded restructuring charges, exclusive of the gain on Signature, of $84.1 million, of which $72.4 million is reflected in restructuring charges and $11.7 million is reflected in cost of goods sold in our income statement. We recorded $54.9 million of severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S.; closures of manufacturing facilities in Salinas, California; Hunt Valley, Maryland; Sydney, Australia; Paisley, Scotland; and Kerava, Finland; and reorganization of administrative functions in Europe. In addition, we recorded $15.7 million of other exit costs associated with the consolidation of production facilities and the reorganization of the sales and distribution networks in the U.S. and Europe and contract termination costs associated with customers and distributors in connection with the closure of the business in Finland. The $13.5 million of restructuring charges for asset write-downs is primarily accelerated depreciation related to the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland, the closure of the plants in Paisley, Scotland and Kerava, Finland and inventory write-offs as a result of the plant closings. These expenses were partially offset by net gains on the disposition of assets.

In 2005, we recorded $10.7 million of charges as a result of actions taken under the restructuring plan. These charges included certain severance costs associated with the closing of our consumer manufacturing plant in Salinas, California, closing costs for a small plant in Belgium and costs associated with the reorganization of the sales and distribution networks in the U.S. and Europe.

In our income statement, restructuring charges under this program are displayed in three line items. The gain related to our disposition of Signature and a joint venture in Japan as described under joint venture transactions is on the line entitled “(Loss) gain on sale of unconsolidated operations.” Other restructuring costs are included in restructuring charges and cost of goods sold.

The business segment components of the restructuring charges recorded in 2007, 2006 and 2005 are as follows:

	2007	2006	2005
Consumer	$23.8	$57.1	$10.5
Industrial	10.2	27.0	.2
Total restructuring charges	$34.0	$84.1	$10.7

The restructuring charges recorded in the consumer business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S. and Europe; consolidation of certain manufacturing facilities in Europe; and closures of manufacturing facilities in Salinas, California, Sydney, Australia, and Kerava, Finland.

The restructuring charges recorded in the industrial business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S. and Europe; closures of manufacturing facilities in Hunt Valley, Maryland, and Paisley, Scotland (offset by the asset gain) including other exit and inventory write-off costs and accelerated depreciation of assets.

During the year ended November 30, 2005, we recorded restructuring charges of $0.5 million in connection with a previous restructuring plan.

PERFORMANCE GRAPH – SHAREHOLDER RETURN

Set forth below is a line graph comparing the yearly change in McCormick’s cumulative total shareholder return (stock price appreciation plus reinvestment of dividends) on McCormick’s Common Stock with (1) the cumulative total return of the Standard & Poor’s 500 Stock Price Index, assuming reinvestment of dividends, and (2) the cumulative total return of the Standard & Poor’s Packaged Foods & Meats Index, assuming reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among McCormick & Co., Inc., the S&P 500 Stock Price Index and the S&P Packaged Foods & Meats Index

*The graph assumes that $100 was invested on November 30, 2002 in McCormick Common Stock, the Standard & Poor’s 500 Stock Price Index and the Standard & Poor’s Packaged Foods & Meats Index, and that all dividends were reinvested through November 30, 2007.

MARKET RISK SENSITIVITY

We utilize derivative financial instruments to enhance our ability to manage risk, including foreign exchange and interest rate exposures, which exist as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument. The use of derivative financial instruments is monitored through regular communication with senior management and the utilization of written guidelines.  The information presented below should be read in conjunction with notes 6 and 7 of the financial statements.

Foreign Exchange Risk – We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the U.S. dollar versus the Euro, British pound sterling, Australian dollar, Canadian dollar, Mexican peso, Chinese renminbi and Thai baht. We routinely enter into foreign currency exchange contracts to facilitate managing foreign currency risk.

During 2007, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Canada and Australia.  We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

The following table summarizes the foreign currency exchange contracts held at November 30, 2007. All contracts are valued in U.S. dollars using year-end 2007 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions, all with a maturity period of less than one year.

FOREIGN CURRENCY EXCHANGE CONTRACTS AT NOVEMBER 30, 2007

			Average
			contractual
	Currency	Notional	exchange rate	Fair
Currency sold	received	value	(USD/fc)	value
Euro	USD	$19.5	$1.39	$(1.1)
British pound sterling	USD	12.6	2.00	(.3)
Canadian dollar	USD	24.0	.95	(1.2)

We have a number of smaller contracts with an aggregate notional value of $7.0 million to purchase or sell various other currencies, such as the Australian dollar and the Japanese yen as of November 30, 2007. The aggregate fair value of these contracts was $(0.1) million at November 30, 2007.

At November 30, 2006, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar, Japanese yen and Singapore dollar with a notional value of $47.9 million, all of which matured in 2006. The aggregate fair value of these contracts was $(0.2) million at November 30, 2006.

Contracts with durations which are less than 5 days and used for short-term cash flow funding are not included in the notes or table above.

Interest Rate Risk – Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps and the amortization of any discounts or fees, by fiscal year of maturity at November 30, 2007 and 2006. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

YEAR OF MATURITY AT NOVEMBER 30, 2007

	2008	2009	2010	2011	Thereafter	Total	Fair value
Debt
Fixed rate	$.4	$50.4	$.4	$100.1	$405.0	$556.3	$572.7
Average interest rate	0.09%	3.32%	0.00%	5.80%	6.17%
Variable rate	$149.2	—	$14.0	—	—	$163.2	$163.2
Average interest rate	5.28%		5.04%

YEAR OF MATURITY AT NOVEMBER 30, 2006

	2007	2008	2009	2010	Thereafter	Total	Fair value
Debt
Fixed rate	$.5	$150.4	$50.4	$.4	$355.0	$556.7	$572.9
Average interest rate	2.26%	6.78%	3.32%	0.00%	5.80%
Variable rate	$80.9	—	—	$14.0	—	$94.9	$94.9
Average interest rate	5.51%			5.77%

The table above displays the debt by the terms of the original debt instrument without consideration of interest rate swaps and any loan discounts or origination fees. Interest rate swaps have the following effects. The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments on the $75 million will be fixed at 6.35% during this period. Interest rate swaps, settled upon the issuance of the medium-term notes maturing in 2008, effectively fixed the interest rate on $150 million of notes at a weighted-average fixed rate of 7.71%. The fixed interest rate on $50 million of 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus 0.21% during this period. The fixed interest rate on $100 million of the 5.20% medium-term note due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on LIBOR minus 0.05% during this period.

In December 2007 we issued $250 million of 5.75% medium-term notes due in 2017. Forward treasury lock agreements, of $150 million, settled upon the issuance of these medium-term notes, effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 6.25%. A portion of the net proceeds of these medium-term notes will be used to pay down $150 million of current maturity of long-term debt maturing in 2008. As a result, the current portion of medium-term notes maturing in 2008 were classified in the “Thereafter” totals in the table above to reflect the 2017 maturity date of the new issuance. On a pro forma basis, after giving consideration to the issuance of the $250 million of medium-term notes and the repayment of the $150 million of medium-term notes, the “Thereafter” totals for 2007 would be $505.0 million of fixed rate debt at an average interest rate of 5.77%.

Commodity Risk — We Purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control. Our most significant raw materials are cheese, pepper, soybean oil, wheat, sweeteners, garlic, capsicums and onion. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We have not used derivatives to manage the volatility related to this risk.

Credit Risk — The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers, some of which are highly leveraged. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. We continually evaluate and monitor our credit exposure to our customers and believe that the risks have been adequately provided for in our bad debt allowance.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2007:

CONTRACTUAL CASH OBLIGATIONS DUE BY YEAR

		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years

Short-term borrowings	$149.2	$149.2	—	—	—
Long-term debt (a)	570.3	.4	$64.8	$100.1	$405.0
Operating leases	57.7	19.0	26.2	11.7	.8
Interest payments	197.9	29.1	45.0	35.7	88.1
Raw material purchase obligations (b)	251.7	251.7	—	—	—
Other purchase obligations (c)	2.1	2.1	—	—	—
Total contractual cash obligations	$1,228.9	$451.5	$136.0	$147.5	$493.9

(a) Includes $150 million of debt due in less than 1 year in the “More than 5 years” category based on our ability and intent to refinance this amount for this term.

(b) Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.

(c) Other purchase obligations primarily consist of advertising media commitments.

In 2008, our pension and postretirement funding is expected to be approximately $22 million. Pension and postretirement funding can vary significantly each year due to changes in legislation and our significant assumptions. As a result, we have not presented pension and postretirement funding in the table above.

COMMERCIAL COMMITMENTS EXPIRATION BY YEAR

		Less			More
		than 1	1-3	3-5	than 5
	Total	year	years	years	years

Guarantees	$1.5	$1.5	—	—	—
Standby and trade letters of credit	30.7	30.7	—	—	—
Lines of credit	605.8	105.8	—	$500.0	—
Total commercial commitments	$638.0	$138.0	—	$500.0	—

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of November 30, 2007 and 2006.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements” This standard outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent. SFAS No. 160 is effective for our our first quarter of 2010. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No.141R is effective for us for acquisitions made after November 30, 2009. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This standard requires us to (a) record an asset or a liability on our balance sheet for our pension plans’ overfunded or underfunded status (b) record any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income) and (c) measure our pension and postretirement assets and liabilities at November 30 versus our current measurement date of September 30. The requirements to record the funded status and provide additional disclosures are effective this year and are further disclosed in note 8 of the financial statements. Changes in funded status will be recorded beginning in 2008. The requirement to change our measurement date will be effective beginning with our year ending November 30, 2009. The impact of measuring the funded status as of November 30 will be dependent upon interest rates, market performance and other factors at the measurement date and therefore cannot be determined.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements but rather applies to all other accounting pronouncements that require or permit fair value measurements. In December 2007, the FASB proposed a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157. If adopted as proposed, SFAS No. 157 will be effective for our first quarter ending February 29, 2008 for all financial assets and liabilities and effective for non-financial assets and liabilities for our first quarter ending February 28, 2009. We do not expect any material impact from initial adoption of this new accounting pronouncement on our financial statements for our first quarter ending February 29, 2008. We have not yet determined the impact on our financial statements from adoption of SFAS No.157 as it pertains to non-financial assets and liabilities for our first quarter ending February 28, 2009.

In June 2006, the FASB issued Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes when it is uncertain how an income or expense item should be treated on an income tax return. FIN 48 describes when and in what amounts an uncertain tax item should be recorded in the financial statements, provides guidance on recording interest and penalties and provides guidance on accounting and reporting for income taxes in interim periods. FIN 48 is effective for our first quarter ending February 29, 2008. Based on our estimates we anticipate that we will record a charge to retained earnings for uncertain tax positions in the range of $7 to $12 million upon adoption of FIN 48.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

In preparing the financial statements in accordance with United States generally accepted accounting principles (GAAP), we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. We believe, given current facts and circumstances, our estimates and assumptions are reasonable, adhere to GAAP and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates, and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets and prepaid allowances. We believe our most critical accounting estimates and assumptions are in the following areas:

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

Goodwill and Intangible Asset Valuation

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We will also test for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit or the non-amortizable intangible asset is below its carrying amount.

Goodwill Impairment

We have concluded that our reporting units are the same as our business segments utilizing the guidance under SFAS No.142. We calculate fair value by using a discounted cash flow model of a reporting unit and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. An impairment charge would be recognized to the extent the carrying amount exceeds the estimated fair value. As of November 30, 2007, we have $879.5 million of goodwill recorded in our balance sheet. Our testing indicates that the current fair values of our reporting units are significantly in excess of carrying values and accordingly management believes that only significant changes in the cash flow assumptions would result in an impairment of goodwill.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or royalty savings method and then compare that to the carrying amount of the non-amortizable intangible asset. As of November 30, 2007, we have $177.7 million of brand name assets and trademarks recorded in our balance sheet and none of the balances exceed their estimated fair values. We intend to continue to support our brand names. The fair value of non-amortizable intangible assets are sensitive to the assumption of future sales derived from the intangible asset and changes in discount rates used in the cash flow model.

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. We are subject to tax audits in each of the jurisdictions, which could result in changes to the taxes previously estimated. The amount of these changes could vary by jurisdiction and are recorded when they are probable and estimable. Income tax expense for 2007 includes $1.5 million of adjustments from prior year estimates to actual filings or tax audits. Management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and on-going tax planning strategies in assessing the need for a valuation allowance.

Pension and Postretirement Benefits

Pension and other postretirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% change in the actuarial assumption for the discount rate would impact pension and postretirement benefit expense by approximately $13 million. A 1% change in the expected return on plan assets would impact pension expense by approximately $5 million. In addition, see the preceding sections of MD&A and note 8 of the financial statements for a discussion of these assumptions and the effects on the financial statements.

Stock-Based Compensation

In the first quarter of 2006, we adopted SFAS No. 123(R), “Share-Based Payment.” This statement required us to expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, life of options, dividend yield and risk-free interest rate. The significant assumptions used are disclosed in note 9 of the financial statements.

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

BOARD OF DIRECTORS

John P. Bilbrey James T. Brady J. Michael Fitzpatrick Freeman A. Hrabowski III	Robert J. Lawless Michael D. Mangan Joseph W. McGrath	Margaret M.V. Preston George A. Roche William E. Stevens Alan D.Wilson

EXECUTIVE OFFICERS

John P. Bilbrey 51	Joseph W. McGrath 55	Alan D. Wilson
Senior Vice President	President & Chief Executive Officer	President &
The Hershey Company	Unisys Corporation	Chief Executive Officer
President – Hershey North America	Philadelphia, Pennsylvania
Hershey, Pennsylvania	Director since 2007	Paul C. Beard
Director since 2005	Compensation Committee	Vice President –
Nominating / Corporate Governance		Finance & Treasurer
Committee	Margaret M.V. Preston 50
	Market Executive	Francis A. Contino
James T. Brady 67	The Private Bank of America	Executive Vice President –
Managing Director, Mid-Atlantic	Banc of America Investment	Strategic Planning
Ballantrae International, Ltd.	Services, Inc.
Ijamsville, Maryland	New York, New York	Kenneth A. Kelly, Jr.
Director since 1998	Director since 2003	Vice President & Controller
Audit Committee*	Nominating / Corporate Governance
	Committee	Lawrence E. Kurzius
J. Michael Fitzpatrick 61		President – Europe,
Chairman & Chief Executive Officer	George A. Roche 66	Middle East & Africa
Citadel Plastics Holdings, Inc.	Chairman of the Board & President
Radnor, Pennsylvania	T. Rowe Price Group, Inc. (retired)	Charles T. Langmead
Director since 2001	Baltimore, Maryland	President –
Audit Committee	Director since 2007	U.S. Industrial Group
Compensation Committee
Freeman A. Hrabowski, III 57		Cecile K. Perich
President	William E. Stevens 65	Vice President –
University of Maryland	Chairman, BBI Group	Human Relations
Baltimore County	St. Louis, Missouri
Baltimore, Maryland	Director since 1988	Robert W. Skelton
Director since 1997	Compensation Committee*	Senior Vice President,
Nominating / Corporate Governance		General Counsel & Secretary
Committee*	Alan D.Wilson 50
	President &	Gordon M. Stetz
Robert J. Lawless 61	Chief Executive Officer	Executive Vice President &
Chairman of the Board	McCormick & Company, Inc.	Chief Financial Officer
Chief Executive Officer (retired)	Director since 2007
McCormick & Company, Inc.		Mark T.Timbie
Director since 1994		President – North American
Consumer Foods
Michael D. Mangan 51
Senior Vice President
Chief Financial Officer
The Black & Decker Corporation
Towson, Maryland
Director since 2007
Audit Committee

*Denotes committee chairman

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

FINANCIAL INFORMATION

37	Report of Management
37	Report of Independent Registered Accounting Firms
39	Consolidated Financial Statements
39	Consolidated Income Statement
40	Consolidated Balance Sheet
41	Consolidated Cash Flow Statement
42	Consolidated Statement of Shareholders’ Equity
43	Notes to Consolidated Financial Statements
43	Note 1	Summary of Significant Accounting Policies
45	Note 2	Acquisitions
45	Note 3	Restructuring Activities
47	Note 4	Goodwill and Intangible Assets
47	Note 5	Investments in Affiliates
48	Note 6	Financing Arrangements
49	Note 7	Financial Instruments
50	Note 8	Employee Benefit and Retirement Plans
54	Note 9	Stock-based Compensation
56	Note 10	Income Taxes
57	Note 11	Earnings per Share
57	Note 12	Capital Stocks
57	Note 13	Commitments and Contingencies
57	Note 14	Business Segments and Geographic Areas
59	Note 15	Supplemental Financial Statement Data
59	Note 16	Selected Quarterly Data (Unaudited)
60	Historical Financial Summary

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

The Audit Committee of the Board of Directors, which is composed solely of independent directors, meets periodically with members of management, the internal auditors and the independent auditors to review and discuss internal control over financial reporting and accounting and financial reporting matters. The independent auditors and internal auditors report to the Audit Committee and accordingly have full and free access to the Audit Committee at any time.

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded with reasonable assurance that our internal control over financial reporting was effective as of November 30, 2007.

Our internal control over financial reporting as of November 30, 2007 has been audited by Ernst &Young LLP.

Alan D.Wilson — President & Chief Executive Officer

Gordon M. Stetz — Executive Vice President & Chief Financial Officer

Kenneth A. Kelly, Jr. — Vice President & Controller, Chief Accounting Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited McCormick& Company, Incorporated’s internal control over financial reporting as of November 30, 2007, based on the criteria established in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McCormick & Company, Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, McCormick & Company, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 30, 2007 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of McCormick & Company, Incorporated and subsidiaries as of November 30, 2007 and 2006 and the related consolidated income statement, statement of changes in shareholders’ equity and cash flow statement for each of the three years in the period ended November 30, 2007, and our report dated January 22, 2008 expressed an unqualified opinion thereon.

Baltimore, Maryland
January 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Consolidated Financial Statements

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheet of McCormick & Company, Incorporated and subsidiaries as of November 30, 2007 and 2006, and the related consolidated income statement, statement of changes in shareholders’ equity, and cash flow statement for each of the three years in the period ended November 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in note 8 of the notes to consolidated financial statements, the Company changed its method of accounting for defined benefit post retirement plans upon adoption of the recognition and related disclosure provisions of Statement of Financial Accounting Standards No.158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans” on November 30, 2007.

As discussed in note 9 of the notes to consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation upon adoption of Statement of Financial Accounting Standards No.123(R), “Share-Based Payment” on December 1, 2005.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McCormick & Company, Incorporated and subsidiaries’ internal control over financial reporting as of November 30, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 22, 2008 expressed an unqualified opinion thereon.

Baltimore, Maryland
January 22, 2008

CONSOLIDATED INCOME STATEMENT

for the year ended November 30 (millions except per share data)	2007	2006	2005

Net sales	$2,916.2	$2,716.4	$2,592.0
Cost of goods sold	1,724.4	1,601.8	1,555.4

Gross profit	1,191.8	1,114.6	1,036.6
Selling, general and administrative expense	806.9	772.6	681.9
Restructuring charges	30.7	72.4	11.2

Operating income	354.2	269.6	343.5
Interest expense	60.6	53.7	48.2
Other income, net	8.8	7.1	.4

Income from consolidated operations before income taxes	302.4	223.0	295.7
Income taxes	92.2	64.7	96.7

Net income from consolidated operations	210.2	158.3	199.0
(Loss) gain on sale of unconsolidated operations	(.8)	26.8	—
Income from unconsolidated operations	21.4	19.9	20.6
Minority interest	.7	2.8	4.7

Net income	$230.1	$202.2	$214.9

Earnings per share – basic	$1.78	$1.53	$1.60
Earnings per share – diluted	$1.73	$1.50	$1.56

See Notes to Consolidated Financial Statements, pages 43-59.

CONSOLIDATED BALANCE SHEET

at November 30 (millions)	2007	2006

Current assets
Cash and cash equivalents	$45.9	$49.0
Receivables, less allowances of $5.7 for 2007 and $5.9 for 2006	456.5	379.1
Inventories	430.2	405.7
Prepaid expenses and other current assets	50.5	65.6
Total current assets	983.1	899.4
Property, plant and equipment, net	487.6	469.5
Goodwill, net	879.5	803.8
Intangible assets, net	207.5	193.6
Prepaid allowances	39.3	45.5
Investments and other assets	190.5	156.2
Total assets	$2,787.5	$2,568.0

Current liabilities
Short-term borrowings	$149.2	$80.8
Current portion of long-term debt	.4	.6
Trade accounts payable	243.3	224.4
Other accrued liabilities	468.4	474.7
Total current liabilities	861.3	780.5
Long-term debt	573.5	569.6
Other long-term liabilities	257.7	281.0
Total liabilities	1,692.5	1,631.1

Minority interest	9.9	3.6

Shareholders’ equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2007–12.8 shares, 2006–13.2 shares	201.0	177.9
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2007–115.0 shares, 2006–116.9 shares	300.0	266.4
Retained earnings	323.8	348.7
Accumulated other comprehensive income	260.3	140.3
Total shareholders’ equity	1,085.1	933.3
Total liabilities and shareholders’ equity	$2,787.5	$2,568.0

See Notes to Consolidated Financial Statements, pages 43-59.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended November 30 (millions)	2007	2006	2005

Operating activities
Net income	$230.1	$202.2	$214.9
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	82.6	84.3	74.6
Stock-based compensation	21.4	24.9	—
Loss (gain) on sale of unconsolidated operations	.8	(26.8)	—
Deferred income taxes	(12.0)	(26.0)	5.9
Income from unconsolidated operations	(21.4)	(19.9)	(20.6)
Changes in operating assets and liabilities:
Receivables	(51.6)	14.9	16.8
Inventories	(7.9)	(42.3)	(3.0)
Prepaid allowances	7.3	(3.1)	14.5
Trade accounts payable	8.9	19.1	9.4
Other assets and liabilities	(53.2)	65.1	(9.5)
Dividends received from unconsolidated affiliates	19.5	18.4	29.2
Net cash provided by operating activities	224.5	310.8	332.2

Investing activities
Acquisitions of businesses	(15.9)	(102.6)	(5.5)
Capital expenditures	(78.5)	(84.8)	(66.8)
Proceeds from redemption of joint venture	—	9.2	—
Proceeds from sale of property, plant and equipment	1.6	6.1	2.3
Net cash used in investing activities	(92.8)	(172.1)	(70.0)

Financing activities
Short-term borrowings, net	66.0	(24.8)	(34.8)
Long-term debt borrowings	—	299.7	—
Long-term debt repayments	(.5)	(197.7)	(32.8)
Proceeds from exercised stock options	43.0	46.5	45.0
Common stock acquired by purchase	(157.0)	(155.9)	(185.6)
Dividends paid	(103.6)	(95.0)	(86.2)
Net cash used in financing activities	(152.1)	(127.2)	(294.4)

Effect of exchange rate changes on cash and cash equivalents	17.3	7.2	(7.8)
Increase / (decrease) in cash and cash equivalents	(3.1)	18.7	(40.0)
Cash and cash equivalents at beginning of year	49.0	30.3	70.3
Cash and cash equivalents at end of year	$45.9	$49.0	$30.3

See Notes to Consolidated Financial Statements, pages 43-59.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders’ Equity
Balance, November 30, 2004	14.6	120.9	$336.0	$434.1	$119.6	$889.7

Comprehensive income:
Net income				214.9		214.9
Currency translation adjustments					(97.4)	(97.4)
Change in derivative financial instruments, net of tax of $3.7					6.2	6.2
Minimum pension liability adjustment, net of tax of $1.4					(.8)	(.8)
Comprehensive income						122.9
Dividends				(88.5)		(88.5)
Shares purchased and retired	(.2)	(5.2)	(12.0)	(175.1)		(187.1)
Shares issued, including tax benefit of $13.8	1.7	.8	62.9			62.9
Equal exchange	(1.6)	1.6				—
Balance, November 30, 2005	14.5	118.1	$386.9	$385.4	$27.6	$799.9
Comprehensive income:
Net income				202.2		202.2
Currency translation adjustments					110.0	110.0
Change in derivative financial instruments, net of tax of $1.4					2.3	2.3
Minimum pension liability adjustment, net of tax of $0.1					.4	.4
Comprehensive income						314.9
Dividends				(97.1)		(97.1)
Stock-based compensation			24.9			24.9
Shares purchased and retired	(.8)	(3.6)	(16.6)	(141.8)		(158.4)
Shares issued, including tax benefit of $9.5	1.4	.5	49.1			49.1
Equal exchange	(1.9)	1.9				—
Balance, November 30, 2006	13.2	116.9	$444.3	$348.7	$140.3	$933.3
Comprehensive income:
Net income				230.1		230.1
Currency translation adjustments					123.2	123.2
Change in derivative financial instruments, net of tax of $4.9					(8.5)	(8.5)
Minimum pension liability adjustment, net of tax of $30.3					54.6	54.6
Comprehensive income						399.4
Adjustment from the adoption of SFAS No.158, net of tax of $27.2					(49.3)	(49.3)
Dividends				(105.6)		(105.6)
Stock-based compensation			21.4			21.4
Shares purchased and retired	(.6)	(3.9)	(18.7)	(149.4)		(168.1)
Shares issued, including tax benefit of $9.4	1.5	.7	54.0			54.0
Equal exchange	(1.3)	1.3				—
Balance, November 30, 2007	12.8	115.0	$501.0	$323.8	$260.3	$1,085.1

See Notes to Consolidated Financial Statements, pages 43-59.

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

Capitalized Software Development Costs

We capitalize costs of software developed or obtained for internal use. Capitalized software development costs include only (1) direct costs paid to others for materials and services to develop or buy the software, (2) payroll and payroll-related costs for employees who work directly on the software development project and (3) interest costs while developing the software. Capitalization of these costs stops when the project is substantially complete and ready for use. Software is amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $19.9 million of software during the year ended November 30, 2007, $15.4 million during the year ended November 30, 2006 and $23.5 million during the year ended November 30, 2005.

Goodwill and Other Intangible Assets

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We also test for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit or the non-amortizable intangible asset is below its carrying amount. Separable intangible assets that have finite useful lives are amortized over those lives.

Goodwill Impairment

We have concluded that our reporting units used to measure goodwill values are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. An impairment charge would be recognized to the extent the carrying amount exceeds the estimated fair value.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or royalty savings method and then compare that to the carrying amount of the non-amortizable intangible asset. If the carrying amount of the non-amortizable intangible asset exceeds its fair value, an impairment charge is recorded to the extent the recorded non-amortizable intangible asset exceeds the fair value.

Prepaid Allowances

Prepaid allowances arise when we prepay sales discounts and marketing allowances to certain customers on multi-year sales contracts. These costs are capitalized and amortized against net sales. The majority of our contracts are for a specific committed customer sales volume while others are for a specific time duration. Prepaid allowances on volume based contracts are amortized based on the actual volume of customer purchases, while prepaid allowances on time based contracts are amortized on a straight-line basis over the life of the contract. The amounts reported in the balance sheet are stated at the lower of unamortized cost or our estimate of the net realiziable value of these allowances.

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

Shipping and Handling

Shipping and handling costs are included in selling, general and administrative expense in the income statement. Shipping and handling expense was $81.9 million, $81.7 million and $77.3 million for 2007, 2006 and 2005, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in selling, general and administrative expense in the income statement. Research and development expense was $49.3 million, $45.0 million and $43.1 million for 2007, 2006 and 2005, respectively.

Advertising

Advertising costs, which include the development and production of ads and the communication of ads through print and television, are expensed in the period the ad first runs. Advertising expense is included in selling, general and administrative expense in the income statement. Advertising expense was $54.7 million, $57.9 million and $45.2 million for 2007, 2006 and 2005, respectively.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 160, “Noncontrolling Interests in Consolidated Financial Statements” This standard outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent. SFAS No. 160 is effective for our first quarter of 2010. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. SFAS No.141R is effective for us for acquisitions made after November 30, 2009. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This standard requires us to (a) record an asset or a liability on our balance sheet for our pension plans’ overfunded or underfunded status (b) record any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income) and (c) measure our pension and postretirement assets and liabilities at November 30 versus our current measurement date of September 30. The requirements to record the funded status and provide additional disclosures are effective this year and are further disclosed in note 8. Changes in funded status will be recorded beginning in 2008. The requirement to change our measurement date will be effective beginning with our year ending November 30, 2009. The impact of measuring the funded status as of November 30 will be dependent upon interest rates, market performance and other factors at the measurement date and therefore cannot be determined.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements but rather applies to all other accounting pronouncements that require or permit fair value measurements. In December 2007, the FASB proposed a one-year deferral for non-financial assets and liabilities to comply with SFAS No.157. If adopted as proposed, SFAS No.157 will be effective for our first quarter ending February 29, 2008 for all financial assets and liabilities and effective for non-financial assets and liabilities for our first quarter ending February 28, 2009. We do not expect any material impact from initial adoption of this new accounting pronouncement on our financial statements for our first quarter ending February 29, 2008. We have not yet determined the impact on our financial statements from adoption of SFAS No.157 as it pertains to non-financial assets and liabilities for our first quarter ending February 28, 2009.

In June 2006, the FASB issued Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for income taxes when it is uncertain how an income or expense item should be treated on an income tax return. FIN 48 describes when, and in what amounts, an uncertain tax item should be recorded in the financial statements, provides guidance on recording interest and penalties and provides guidance on accounting and reporting for income taxes in interim periods. FIN 48 is effective for our first quarter ending February 29, 2008. Based on our estimates we anticipate that we will record a charge to retained earnings for uncertain tax positions in the range of $7 to $12 million upon adoption of FIN48.

2. ACQUISITIONS

On November 13, 2007, we signed a definitive agreement with Unilever to purchase the assets of the Lawry’s business for $605 million in cash. The transaction is expected to close in 2008. Lawry’s manufactures and sells a variety of marinades and seasoning blends under the well-known Lawry’s® and Adolph’s® brands. The acquisition includes the rights to the brands as well as related inventory and a small number of dedicated production lines. It does not include any manufacturing facilities or employees. The closing of the Lawry’s acquisition is subject to the expiration or termination of the Hart-Scott-Rodino (HSR) waiting period and other customary closing conditions. We have agreed to pay Unilever a $30 million termination fee, subject to certain limited conditions, in the event that HSR clearance is not obtained.

On June 27, 2006, we purchased the assets of the Simply Asia Foods business for $97.6 million in cash. The $97.6 million purchase price was initially funded with commercial paper. In July 2006, we issued $100 million of 5.80% senior notes due 2011 to pay down this commercial paper debt. This business operates in North America and has been included in our consumer segment since the date of acquisition. Simply Asia Foods develops, imports and markets a line of authentic, easy-to-prepare Asian products under the Thai Kitchen® and Simply Asia® brands. Its primary products include noodle and soup bowls, meal kits, coconut milk, and various sauces and pastes. In 2007, we completed the final valuation of assets for Simply Asia Foods which resulted in $4.8 million being allocated to tangible net assets, $28.2 million allocated to other intangibles assets and $64.6 million allocated to goodwill. This valuation was not significantly different than the preliminary valuation. The value for brands and other intangible assets consists of $12.1 million which is amortizable over an average life of 15 years and $16.1 million which is non-amortizable. For tax purposes, goodwill resulting from this acquisition is deductible.

On July 30, 2007, we purchased Thai Kitchen SA for $12.8 million in cash, a business which operates the Thai Kitchen brand in Europe. This acquisition complements our U.S. purchase of Simply Asia Foods in 2006. The annual sales are approximately $7 million.

On August 1, 2006, we invested $5.0 million in an industrial joint venture in South Africa.

3. RESTRUCTURING ACTIVITIES

In November of 2005, the Board of Directors approved a restructuring plan under which we are consolidating our global manufacturing, rationalizing our distribution facilities, improving our go-to-market strategy, eliminating administrative redundancies and rationalizing our joint venture partnerships. We estimate total pre-tax charges of $115 to $125 million under this program, inclusive of the $34 million pre-tax gain on the redemption of our Signature Brands, L.L.C. (Signature) joint venture (see discussion below) recorded in 2006. The segment breakdown of the total charges is expected to be approximately 65% related to the consumer segment and 35% related to the industrial segment. Of these charges, we expect $85 to $90 million will consist of severance and other personnel costs and $50 to $55 million of other exit costs. Asset write-offs are expected to be $10 to $15 million, exclusive of the $34 million pre-tax gain on the redemption of Signature. We expect the cash related portion of the charges will be $95 to $105 million. The actions being taken are expected to reduce positions by approximately 1,200 by November 2008.

From inception of the project in November 2005, we have incurred $95.6 million of restructuring charges, including the $33.7 million gain recorded on the redemption of our Signature investment in 2006 and other joint ventures in 2006 and 2007. Of the expected position reduction of approximately 1,200, 1,015 have been eliminated as of November 2007.

Joint Venture Transactions – Previously, we participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature and 51% of Dessert Products International, S.A.S. (DPI). Signature is a cake decorating business in the U.S. and DPI markets the Vahine® brand of dessert aids in France and other European countries.

In 2006, we received the remaining 49% share of DPI in redemption of our 50% ownership investment in Signature. In addition, we received $9.2 million in cash with this transaction.

In recording this transaction, we valued both the investment received and the investment given at their fair value. On the disposition of our Signature investment, the fair value of our investment was $56.0 million as compared to our book value of this unconsolidated subsidiary of $21.7 million. After consideration of transaction costs of $0.6 million and taxes of $7.2 million, we recorded a net after-tax gain of $26.5 million which is shown on the line entitled “(Loss) gain on sale of unconsolidated operations” in our income statement. On the acquisition of the 49% minority interest of DPI, the fair value of these shares was assessed at $46.9 million. Since this business was consolidated, the book value of this 49% share was shown as $29.9 million of minority interest on our balance sheet. After consideration of transaction costs of $0.7 million, we allocated $17.7 million to goodwill. The impact of increasing our share in DPI and disposing of Signature on future net income is not material.

In 2006, in connection with exiting an unconsolidated joint venture in Japan, we recorded a net gain of $0.3 million, after-tax. Finalization of these unconsolidated joint venture transactions resulted in a loss of $0.8 million, after-tax, in 2007.

These actions are part of our plan to simplify our joint venture structure under the restructuring program and focus on those areas we believe have strong growth potential.

Other Restructuring Costs – In 2007, we recorded restructuring charges of $34.0 million ($23.6 million after-tax), of which $30.7 million is reflected in restructuring charges and $3.3 million is reflected in cost of goods sold in our income statement. We recorded $14.9 million of severance costs, primarily associated with the reduction of administrative personnel in the U.S. and Europe. In addition, we recorded $16.7 million of other exit costs resulting from the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland and the consolidation of production facilities in Europe. The remaining $2.4 million of asset write-downs is comprised of inventory write-offs as a result of the closure of the manufacturing facilities in Salinas, California and Hunt Valley, Maryland and accelerated depreciation of assets, mostly offset by the asset gain from the sale of our manufacturing facility in Paisley, Scotland.

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

In 2005, we recorded $10.7 million ($7.2 million after-tax) of charges as a result of actions taken under the restructuring plan. These charges included certain severance costs associated with the closing of our consumer manufacturing plant in Salinas, California, closing costs for a small plant in Belgium and costs associated with the reorganization of the sales and distribution networks in the U.S. and Europe.

The business segment components of the restructuring charges recorded in 2007, 2006 and 2005 are as follows :

(millions)	2007	2006	2005
Consumer	$23.8	$57.1	$10.5
Industrial	10.2	27.0	.2
Total restructuring charges	$34.0	$84.1	$10.7

The restructuring charges recorded in the consumer business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S. and Europe; consolidation of certain manufacturing facilities in Europe; and closure of manufacturing facilities in Salinas, California, Sydney, Australia, and Kerava, Finland.

The restructuring charges recorded in the industrial business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S. and Europe; closures of manufacturing facilities in Hunt Valley, Maryland, and Paisley, Scotland (offset by the asset gain) including other exit and inventory write-off costs and accelerated depreciation of assets.

During 2007 and 2006, we spent $42.2 million and $39.5 million, respectively, in cash on the restructuring plan. From inception of the project in November 2005, $83.3 million in cash has been spent on the restructuring plan, including the $9.2 million net cash received on redemption of our Signature investment in 2006.

The major components of the restructuring charges and the remaining accrual balance relating to the 2005 restructuring plan as of November 30, 2005, 2006 and 2007 follow:

(millions)	Severance and personnel costs	Asset write-downs	Other exit costs	Total
2005
Restructuring charges	$8.1	$.5	$2.1	$10.7
Amounts utilized	(.1)	(.5)	(1.4)	(2.0)
	$8.0	—	$.7	$8.7
2006
Restructuring charges	$54.9	$13.5	$15.7	$84.1
Amounts utilized	(42.6)	(13.5)	(13.3)	(69.4)
	$20.3	—	$3.1	$23.4
2007
Restructuring charges	$14.9	$2.4	$16.7	$34.0
Amounts utilized	(28.1)	(2.4)	(19.4)	(49.9)
	$7.1	—	$.4	$7.5

During the year ended November 30, 2005, we recorded restructuring charges of $0.5 million in connection with a previous restructuring plan.

4. GOODWILL AND INTANGIBLE ASSETS

The following table displays intangible assets as of November 30, 2007 and 2006:

	2007		2006
	Gross		Gross
	carrying	Accumulated	carrying	Accumulated
(millions)	amount	amortization	amount	amortization
Amortizable intangible assets	$36.9	$7.1	$27.8	$3.5
Non-amortizable intangible
assets:
Goodwill	965.5	86.0	885.1	81.3
Brand names	168.0	—	160.6	—
Trademarks	10.6	.9	9.5	.8
	1,144.1	86.9	1,055.2	82.1

Total goodwill and intangible assets	$1,181.0	$94.0	$1,083.0	$85.6

Intangible asset amortization expense was $3.2 million, $1.8 million and $0.5 million for 2007, 2006 and 2005, respectively. At November 30, 2007, amortizable intangible assets have an average remaining life of approximately 12 years.

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2007 and 2006 are as follows:

	2007		2006
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$754.7	$49.1	$619.5	$44.4
Goodwill acquired	11.9	5.1	82.4	—
Goodwill disposed	—	—	(1.8)	—
Other	(1.8)	—	—	—
Foreign currency fluctuations	57.7	2.8	54.6	4.7
End of year	$822.5	$57.0	$754.7	$49.1

5. INVESTMENTS IN AFFILIATES

Summarized year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2007	2006	2005
Net sales	$415.7	$435.7	$460.3
Gross profit	168.6	167.9	183.7
Net income	44.2	39.8	41.3
Current assets	$170.3	$154.1	$181.5
Noncurrent assets	54.0	53.0	99.0
Current liabilities	101.4	75.1	102.4
Noncurrent liabilities	9.9	8.8	13.9

The results for 2006 include income activity for our investment in Signature only through the date of its redemption in the second quarter of 2006 (see note 3). Our share of undistributed earnings of unconsolidated affiliates was $46.6 million at November 30, 2007. Royalty income from unconsolidated affiliates was $11.4 million, $11.1 million and $10.5 million for 2007, 2006 and 2005, respectively.

6. FINANCING ARRANGEMENTS

Our outstanding debt is as follows:

(millions)	2007	2006
Short-term borrowings
Commercial paper (1)	$145.7	$78.6
Other	3.5	2.2
	$149.2	$80.8

Weighted-average interest rate of short-term borrowings at year-end	5.28%	5.51%
Long-term debt
6.80% medium-term notes due 2008 (2)	$150.0	$149.8
3.35% medium-term notes due 2009 (3)	49.9	48.6
5.80% medium-term notes due 2011	100.0	100.0
5.20% medium-term notes due 2015 (4)	203.7	201.0
7.63%-8.12% medium-term notes due 2024	55.0	55.0
Other	15.3	15.8
	573.9	570.2
Less current portion	.4	.6
	$573.5	$569.6

(1)  The variable interest rate on $75 million of commercial paper is hedged by interest rate swaps through 2011. Net interest payments are fixed at 6.35% during this period.

(2)  Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on $150 million of the notes at a weighted average fixed rate of 7.71%.

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

Subsequent to our 2007 fiscal year end, we issued $250 million of 5.75% medium-term notes which are due in 2017. These notes were also subject to an interest rate hedge as further discussed in note 7. The net proceeds will be used to repay $150 million of debt maturing in 2008 with the remainder used to repay short-term debt. Since we have the ability and intent to refinance, $150 million of current maturity of long-term debt has been classified as long-term debt in the 2007 balance sheet and included in maturities based on a 2017 due date.

Maturities of long-term debt, not including the $250 million notes issued in December 2007, during the years subsequent to November 30, 2008 are as follows (in millions):

2009 – $50.4

2010 – $14.4

2011 – $100.1

2012 –     –

Thereafter – $405.0

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

We have available credit facilities with domestic and foreign banks for various purposes. In July 2007, we entered into a $500 million five-year revolving credit agreement with various domestic banks for general business purposes. Our current pricing under the new credit agreement, on a fully drawn basis, is LIBOR plus 0.25%. The agreement, which replaces a previously existing $400 million revolving credit agreement, expires in July 2012. The amount of unused credit facilities at November 30, 2007 was $605.8 million, of which $500.0 million supports a commercial paper borrowing arrangement. Of these unused facilities, $105.8 million expire in 2008 and $500.0 million expire in 2012. Some credit facilities issuance require a commitment fee. Annualized commitment fees at November 30, 2007 and 2006 were $0.3 million.

Rental expense under operating leases was $27.0 million in 2007, $25.4 million in 2006 and $24.6 million in 2005. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2008 – $19.0

2009 – $14.3

2010 – $11.9

2011 – $ 7.4

2012 – $ 4.3

Thereafter – $ .8

At November 30, 2007, we had guarantees outstanding of $1.5 million with terms of one year or less. At November 30, 2007 and 2006, we had outstanding letters of credit of $30.7 million and $28.7 million, respectively.

These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $5.3 million at November 30, 2007.

7. FINANCIAL INSTRUMENTS

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

At November 30, 2007, we had foreign currency exchange contracts maturing within one year to purchase or sell $63.1 million of foreign currencies versus $47.9 million at November 30, 2006. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material.

Interest Rates

We finance a portion of our operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. We utilize interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of variable and fixed rate debt.

In August 2007, we entered into $150 million of forward treasury lock agreements to manage the interest rate risk associated with the forecasted issuance of $250 million of fixed rate medium-term notes issued subsequent to our 2007 fiscal year-end. We cash settled these treasury lock agreements for a loss of $10.5 million simultaneous with the issuance of the medium-term notes and effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 6.25%. We had designated these outstanding forward treasury lock agreements, which were terminated on December 4, 2007, as cash flow hedges. The loss on these agreements will be deferred in other comprehensive income and will be amortized over the 10-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material in 2007.

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

The variable interest on $75 million of commercial paper is hedged by forward starting interest rate swaps for the period through 2011. Net interest payments on this commercial paper are effectively fixed at 6.35% during the period. The unrealized gain or loss on these swaps is recorded in other comprehensive income, as we intend to hold these interest rate swaps until maturity and maintain

$75 million of commercial paper outstanding through 2011 Hedge ineffectiveness was not material. Subsequent to the starting date of these swaps, the net cash settlements are reflected in interest expense in the applicable period.

In 2001, we incurred a $14.7 million loss on the settlement of swaps used to hedge the 2001 issuance of $294 million of medium-term notes. The loss on these swaps was deferred in other comprehensive income and is being amortized over the five to seven year life of the medium-term notes as a component of interest expense. Amounts reclassified from other comprehensive income to interest expense for settled interest rate swaps were $1.1 million, $1.6 million and $2.5 million in the years 2007, 2006 and 2005, respectively, and are included in the net change in unrealized gain or loss on derivative financial instruments in the statement of shareholders’ equity.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2007 and 2006 were as follows:

	2007		2006
	Carrying	Fair	Carrying	Fair
(millions)	amount	value	amount	value
Other investments	$52.9	$52.9	$44.5	$44.5
Long-term debt	573.9	586.7	570.2	587.0
Derivative related to:
Interest rates	(10.8)	(10.8)	(3.9)	(3.9)
Foreign currencies	(2.7)	(2.7)	(.2)	(.2)

Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value. The fair values of other investments are based on quoted market prices from various stock and bond exchanges. The long-term debt fair values are based on quotes for like instruments with similar credit ratings and terms. The interest rate and foreign currency derivatives are based on quoted market prices from various banks for similar instruments.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Other investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value on the balance sheet. The cost of these investments was $46.9 million and $41.0 million at November 30, 2007 and 2006, respectively.

Concentrations of Credit Risk

We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2007. We evaluate the credit worthiness of the counterparties to financial instruments and consider nonperformance credit risk to be remote.

8. EMPLOYEE BENEFIT AND RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor 401(k) retirement plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S. We also currently provide postretirement medical and life insurance benefits to certain U.S. employees.

Effective November 30, 2007, we adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 requires us to record the funded status of our pension and other postretirement plans on our November 30, 2007 balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The funded status of defined benefit pension plans is measured under the statement as the difference between the fair value of plan assets and the projected benefit obligation. The funded status of other postretirement benefit plans is measured as the difference between the fair value of plan assets and the accumulated postretirement benefit obligation.

The incremental effects of adopting the provisions of SFAS No. 158 on our balance sheet at November 30, 2007 are presented in the following table. The balances in the table represent the totals for the defined benefit and postretirement medical and life insurance plans for employees. The adoption of SFAS No.158 had no effect on our income statement for the year ended November 30, 2007 or any prior period presented, and it will not affect the Company’s operating results in future periods.

	Balances
	prior to	Effect of	Balances
	adopting	adopting	as reported at
(millions)	SFAS 158	SFAS 158	Nov. 30, 2007

Assets
Prepaid postretirement benefit cost	$65.0	$(52.4)	$12.6
Intangible asset	.8	(.8)	—
Deferred income tax asset	11.2	27.2	38.4

Liabilities
Accrued postretirement benefit liability	155.9	23.3	179.2

Shareholders’equity
Accumulated other comprehensive income	25.0	49.3	74.3

Included in accumulated other comprehensive income at November 30, 2007 is $112.5 million ($74.3 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension or postretirement benefit cost. We expect to recognize $6.2 million ($4.1 million net of tax) of net actuarial losses and prior service credit in net periodic pension and postretirement benefit cost during 2008.

Defined Benefit Pension Plans

A September 30 measurement date is used to value plan assets and obligations for all of our defined benefit pension plans.

The significant assumptions used to determine benefit obligations are as follows:

	United States		International
	2007	2006	2007	2006
Discount rate-funded plan	6.9%	6.1%	5.6%	5.0%
Discount rate-unfunded plan	6.6%	5.9%
Salary scale	4.0%	4.0%	3.0-4.5%	3.0-4.3%
Expected return on plan assets	8.5%	8.5%	6.7%	6.6%

The expected long-term rate of return on assets assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers.

Our pension expense was as follows:

	United States			International
(millions)	2007	2006	2005	2007	2006	2005
Service cost	$11.8	$13.2	$11.9	$7.8	$6.3	$6.2
Interest costs	24.5	22.1	20.7	11.3	9.1	8.0
Expected return on plan assets	(24.7)	(22.5)	(20.3)	(10.8)	(7.8)	(7.4)
Amortization of prior service costs	.1	.1	—	.1	.1	—
Curtailment loss	—	.1	—	—	.1	—
Recognized net actuarial loss	10.0	10.5	11.4	3.3	3.0	1.2
Special termination benefits	—	6.8	—	.1	.1	—
	$21.7	$30.3	$23.7	$11.8	$10.9	$8.0

The $6.8 million expense for special termination benefits in 2006 was a result of the closing of our manufacturing facility in Salinas, California and our voluntary separation program.

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans’ funded status at the measurement date, September 30, follow:

	United States		International
(millions)	2007	2006	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$412.0	$378.1	$206.2	$174.0
Service cost	11.8	13.2	7.8	6.3
Interest costs	24.5	22.1	11.3	9.1
Employee contributions	—	—	1.9	1.7
Plan changes and other	—	—	.5	—
Curtailment gain	—	(6.2)	—	(.7)
Special termination benefits	.6	6.8	.1	.1
Actuarial (gain)/loss	(31.5)	16.7	(19.5)	4.6
Benefits paid	(25.8)	(18.7)	(6.7)	(5.5)
Foreign currency impact	—	—	16.2	16.6

Benefit obligation at end of year	$391.6	$412.0	$217.8	$206.2
Change in fair value of plan assets
Fair value of plan assets at beginning of year	$309.7	$273.4	$148.7	$113.3
Actual return on plan assets	50.9	31.0	11.1	11.6
Employer contributions	22.0	22.0	17.1	17.2
Employee contributions	—	—	1.9	1.7
Benefits paid	(23.6)	(16.7)	(6.7)	(5.5)
Foreign currency impact	—	—	11.5	10.4

Fair value of plan assets at end of year	$359.0	$309.7	$183.6	$148.7
Funded status	$(32.6)	$(102.3)	$(34.2)	$(57.5)
Unrecognized net actuarial loss	—	124.1	—	64.2
Unrecognized prior service cost	—	.3	—	.6
Employer contributions	.1	—	2.4	1.4
Net amount recognized	$(32.5)	$22.1	$(31.8)	$8.7

Pension plans in which accumulated benefit obligation
exceeded plan assets
Accumulated benefit obligation	$41.0	$361.8	$135.6	$176.2
Fair value of plan assets	—	309.7	111.6	135.4

In 2007, the primary U.S. pension plan moved from an underfunded to an overfunded status.

Amounts recorded in the balance sheet consist of the following:

	United States		International
(millions)	2007	2006	2007	2006
Prepaid pension cost	$10.7	—	$1.9	$.2
Accrued pension liability	(43.2)	$(52.0)	(33.7)	(39.4)
Intangible assets	—	.3	—	.6
Deferred income taxes	20.9	27.2	13.8	14.3
Accumulated other comprehensive income	35.4	46.6	33.0	33.0

Included in the United States in the preceding table is a benefit obligation of $43.2 million and $42.9 million for 2007 and 2006, respectively, related to a nonqualified defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon employees’ years of service and compensation. The accrued liability related to this plan was $43.1 million and $40.4 million as of November 30, 2007 and 2006, respectively. The assets related to this plan are held in a Rabbi Trust and accordingly have not been included in the preceding table. These assets were $38.1 million and $31.6 million as of November 30, 2007 and 2006, respectively.

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $347.2 million and $361.8 million as of September 30, 2007 and 2006, respectively. The accumulated benefit obligation for the international pension plan was $198.0 million and $188.1 million as of November 30, 2007 and 2006, respectively.

Our actual and target weighted-average asset allocations of U.S. pension plan assets as of September 30, 2007 and 2006, by asset category, were as follows:

	September 30,
Asset Category	2007	2006	Target
Equity securities	64.0%	66.3%	70%
Debt securities	26.4%	25.2%	20%
Other	9.6%	8.5%	10%
Total	100.0%	100.0%	100%

The average actual and target asset allocations of the international pension plans’ assets as of November 30, 2007 and 2006, by asset category, were as follows:

	November 30,
Asset Category	2007	2006	Target
Equity securities	56.9%	56.7%	56%
Debt securities	42.9%	43.1%	44%
Other	.2%	.2%	—
Total	100.0%	100.0%	100%

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

Equity securities in the U.S. plan included McCormick stock with a fair value of $16.8 million (0.4 million shares and 4.8% of total U.S. pension plan assets) and $16.1 million (0.4 million shares and 5.0% of total U.S. pension plan assets) at November 30, 2007 and 2006, respectively. Dividends paid on these shares were $0.4 million in 2007 and $0.6 million in 2006.

Pension benefit payments in our major plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

United States
(millions)	Expected Payments
2008	$16.7
2009	17.8
2010	19.2
2011	21.1
2012	23.5
2013-2017	146.5

It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:

International
(millions)	Expected Payments
2008	$6.3
2009	7.2
2010	8.1
2011	9.1
2012	9.8
2013-2017	56.6

In 2008, we expect to contribute approximately $2.5 million to our U.S. pension plans, including no contributions to our qualified plan as we are currently overfunded and $2.5 million to our plan that has assets held in a Rabbi Trust. In addition, we expect to contribute approximately $13 million to our international pension plans in 2008.

401(k) Retirement Plans

For the U.S. McCormick 401(k) Retirement Plan, we match 100% of the participant’s contribution up to the first 3% of the participant’s salary, and 50% of the next 2% of a participant’s salary. Certain of our U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged to expense under all 401(k) Retirement Plans were $5.7 million, $5.6 million and $5.7 million in 2007, 2006 and 2005, respectively.

At the participant’s election, 401(k) Retirement Plans held 3.0 million shares, with a fair value of $113.3 million, of our stock at November 30, 2007. Dividends paid on these shares in 2007 were $2.5 million.

Postretirement Benefits Other Than Pensions

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees’ plan and retire after age 55 with at least 10 years of service (earned after age 45). The benefits provided under these plans are based primarily on age at date of retirement. These benefits are not pre-funded but paid as incurred.

Our other postretirement benefit expense follows:

(millions)	2007	2006	2005
Service cost	$3.5	$3.6	$3.2
Interest costs	5.7	5.6	5.0
Amortization of prior service cost	(1.1)	(1.1)	(1.1)
Amortization of losses	.8	.9	.2
Postretirement benefit expense	$8.9	$9.0	$7.3

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans’ funded status at November 30, the measurement date, follow:

(millions)	2007	2006
Change in benefit obligation
Benefit obligation at beginning of year	$102.1	$97.3
Service cost	3.5	3.6
Interest costs	5.7	5.6
Employee contributions	3.1	2.6
Medicare prescription subsidy	.4	—
Plan amendments	(1.0)	—
Mortality assumption change	—	(.1)
Trend rate assumption change	6.1	—
Actuarial (gain) loss	(8.0)	1.8
Benefits paid	(9.3)	(8.7)

Benefit obligation at end of year	$102.6	$102.1

Change in fair value of plan assets
Fair value of plan assets at beginning of year	—	—
Employer contributions	$5.8	$6.1
Employee contributions	3.1	2.6
Medicare prescription subsidy	.4	—
Benefits paid	(9.3)	(8.7)

Fair value of plan assets at end of year	—	—

Funded status	$(102.6)	$(102.1)
Unrecognized net actuarial loss	—	17.8
Unrecognized prior service cost	—	(5.4)

Other postretirement benefit liability	$(102.6)	$(89.7)

Estimated future benefit payments (net of employee contributions) for the next 10 fiscal years are as follows:

	Retiree	Retiree Life
(millions)	Medical	Insurance	Total
2008	$6.3	$.9	$7.2
2009	6.6	1.0	7.6
2010	7.1	1.0	8.1
2011	7.5	1.1	8.6
2012	7.9	1.1	9.0
2013-2017	44.7	6.1	50.8

The assumed discount rate was 6.3% and 5.9% for 2007 and 2006, respectively.

For 2008, the assumed annual rate of increase in the cost of covered health care benefits is 9.8% (8.0% last year). It is assumed to decrease gradually to 5.0% in the year 2014 (5.0% by 2011 last year) and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

	1-Percentage-	1-Percentage-
(millions)	point increase	point decrease

Effect on total of service and interest cost components in 2007	$.4	$(.4)
Effect on benefit obligation as of November 30, 2007	4.3	(3.9)

9. STOCK-BASED COMPENSATION

In 2006, we adopted SFAS No. 123(R), “Share-Based Payment.” This statement requires us to expense the fair value of grants of various stock-based compensation programs over the vesting period of the awards. We used the “Modified Prospective Application” transition method whereby we did not restate prior year financial statements. Compensation expense is calculated and recorded beginning in 2006 as follows:

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

The table below presents the impact of stock-based compensation expense for 2007 and 2006. Only nominal amounts of stock-based compensation expense were charged against income in 2005 as we applied the provisions of APB No. 25 to this period.

(millions except per share data)	SG&A	Restructuring	Total
2007
Reduction to income from
consolidated operations
before income taxes	$21.2	$.2	$21.4
Reduction to net income	14.7	.1	14.8
Reduction to earnings
per common share:
Basic	.11	—	.11
Diluted	.11	—	.11

2006
Reduction to income from
consolidated operations
before income taxes	$22.0	$2.9	$24.9
Reduction to net income	15.1	2.0	17.1
Reduction to earnings
per common share:
Basic	.11	.02	.13
Diluted	.11	.01	.13

The stock-based compensation expense recorded in restructuring charges was for the acceleration of vesting in accordance with the provisions of the award for employees who were part of our severance charges (see note 3).

Total unrecognized stock-based compensation expense at November 30, 2007 and 2006 was $11.6 million and $19.5 million, respectively, and the weighted-average period over which these will be recognized are 1.1 years and 1.3 years, respectively.

SFAS No. 123(R) also requires that the tax benefit from the exercise of options in excess of the tax benefit from the compensation expense recorded for those options be included in the cash flow statement as a cash inflow from financing activities. In 2005, these tax benefits had been reflected as a cash inflow from operations. The 2005 cash flow statement has not been restated. This excess tax benefit was $9.4 million, $9.5 million and $13.8 million for 2007, 2006 and 2005, respectively.

We have two types of stock-based compensation awards: restricted stock units (RSUs) and stock options, including grants under an employee stock purchase plan (ESPP). Below, we have summarized the key terms and methods of valuation for our stock-based compensation awards:

RSUs

RSUs are valued at the market price of the underlying stock on the date of grant. Substantially all of the RSUs vest over a two-year term and are expensed ratably over that period, subject to the retirement eligibility rules discussed above.

Stock Options

ESPP – We have an ESPP which enables employees to purchase McCormick common stock non-voting at the lower of the stock price at the grant date or purchase date. This plan has a two-year term and is expensed ratably over the life of the grant. Historically, we have adopted a new ESPP upon the expiration of an existing plan. The last plan was offered in May 2007.

We value our ESPP using the Black-Scholes option pricing model which uses the assumptions shown in the table below. We use the Black-Scholes model as opposed to a lattice pricing model since employee exercise patterns, which are considered in a lattice model, are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury two-year rate in effect at the time of grant.

Other Option Plans – Stock options are granted with an exercise price equal to the market price of the stock at the date of grant. Substantially all of the options granted are exercisable ratably over a four-year vesting period.

The fair value of the options are estimated using a lattice option pricing model which also uses the assumptions in the table below. We believe the lattice model provides a better estimated fair value of our options as it uses a range of possible outcomes over an option term and can be adjusted for changes in certain assumptions over time. Expected volatilities are based on the historical performance of our stock. We also use historical data to estimate the timing and amount of option exercises and forfeitures within the valuation model. The expected term of the options is an output of the option pricing model and estimates the period of time that options are expected to remain unexercised. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The per share weighted-average fair value for all options granted was $6.83, $7.47 and $7.05 in 2007, 2006 and 2005, respectively. These fair values were computed using the following range of assumptions for our various stock compensation plans for the years ended November 30:

	2007	2006	2005

Risk-free interest rates	4.5- 5.1%	4.5- 4.7%	2.4-4.2%
Dividend yield	2.0 - 2.1%	2.0%	1.7 - 1.9%
Expected volatility	13.4 - 24.9%	18.2 - 25.6%	12.4 - 20.5%
Expected lives	1.9 - 5.3 years	5.4 years	1.9-5.9 years

Under our stock option plans, we may issue shares on a net basis at the request of the option holder. This occurs by netting the option cost in shares from the shares exercised.

A summary of our stock option activity for the years ended November 30 follows:

(shares in millions)	2007		2006		2005
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise		exercise		exercise
	Shares	price	Shares	price	Shares	price

Beginning of year	15.8	$25.31	17.5	$24.58	17.4	$21.81
Granted	.8	$38.20	.6	$32.96	2.7	$37.91
Exercised	(2.1)	$21.60	(2.0)	$19.76	(2.4)	$19.07
Forfeited	(.3)	$35.19	(.3)	$34.25	(.2)	$28.64

End of year	14.2	$26.38	15.8	$25.31	17.5	$24.58

Exercisable – end of year	11.6	$24.30	11.3	$22.57	10.2	$20.47

As of November 30, 2007, the intrinsic value (the difference between the exercise price and the market price) for options outstanding was $168.8 million and the intrinsic value for options exercisable was $161.4 million. The total intrinsic value of all options exercised during the years ended November 30, 2007 and 2006 was $33.2 million and $29.7 million, respectively. A summary of our stock options outstanding and exercisable at November 30, 2007 follows:

(shares in millions)	Options outstanding			Options exercisable
		Weighted-	Weighted-		Weighted-	Weighted-
Range of		average	average		average	average
exercise		remaining	exercise		remaining	exercise
price	Shares	life (yrs)	price	Shares	life (yrs)	price

$11.00-$17.84	1.6	1.6	$13.77	1.6	1.6	$13.77
$17.85- $24.68	5.8	4.0	$20.91	5.8	4.0	$20.91
$24.69-$31.51	3.4	5.4	$30.54	2.7	5.2	$30.52
$31.52-$38.35	3.4	6.8	$37.46	1.5	5.9	$37.61

	14.2	4.7	$26.38	11.6	4.2	$24.30

A summary of our RSU activity for the years ended November 30, 2007 and 2006 follows:

(shares in thousands)	2007		2006
		Weighted-		Weighted-
		average		average
		grant date		grant date
	Shares	fair value	Shares	fair value

Outstanding – beginning of year	279.8	$32.88	—	—
Granted	257.2	$38.28	289.6	$32.88
Vested	(157.2)	$33.08	(2.7)	$32.83
Forfeited	(6.7)	$35.17	(7.1)	$32.83

Outstanding – end of year	373.1	$36.47	279.8	$32.88

No RSUs were issued in 2005.

In 2005, we applied the intrinsic value based method of accounting for stock options under APB No. 25. Accordingly, no compensation expense was recognized for these stock options since all options granted have an exercise price equal to the market value of the underlying stock on the grant date. If compensation expense had been recognized based on the estimate of the fair value of each option granted in accordance with the provisions of SFAS No. 123 and SFAS No. 148, our net income would have been reduced to the following pro forma amounts:

(millions except per share data)	2005

Net income as reported	$214.9
Add: stock-based compensation recorded, net of tax	.2
Deduct: stock-based compensation expense, net of tax	(14.4)

Pro forma net income	$200.7

Earnings per common share:
Basic – as reported	$1.60
Basic – pro forma	1.49
Diluted – as reported	1.56
Diluted – pro forma	1.45

Pro forma compensation expense recognized under SFAS No.123 did not consider potential forfeitures and amortizes the compensation expense for retiree eligible individuals over the vesting period without considering the acceleration of vesting for retirement eligible employees. These computational differences and the differences in the terms and nature of 2007 and 2006 stock-based compensation awards create incomparability between the pro forma stock compensation presented above and the stock compensation recognized in 2007 and 2006.

10. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2007	2006	2005

Income taxes
Current
Federal	$80.6	$70.5	$62.5
State	9.3	6.9	4.8
International	14.3	13.3	23.5

	104.2	90.7	90.8

Deferred
Federal	(11.8)	(18.2)	10.1
State	(1.4)	(1.8)	1.0
International	1.2	(6.0)	(5.2)

	(12.0)	(26.0)	5.9

Total income taxes	$92.2	$64.7	$96.7

The components of income from consolidated operations before income taxes follow:

(millions)	2007	2006	2005
Pretax income
United States	$212.4	$153.5	$208.6
International	90.0	69.5	87.1

	$302.4	$223.0	$295.7

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2007	2006	2005

Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.7	1.3	1.3
Tax effect of international operations	(4.2)	(5.7)	(3.3)
Tax credits	(.8)	—	(.3)
U.S. manufacturing deduction	(.9)	(.8)	—
Other, net	(.3)	(.8)	—

Effective tax rate	30.5%	29.0%	32.7%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2007	2006

Deferred tax assets
Employee benefit liabilities	$88.4	$80.5
Other accrued liabilities	26.9	27.8
Inventory	8.1	7.7
Net operating and capital loss carryforwards	7.1	7.1
Other	3.5	3.5
Valuation allowance	(6.2)	(6.3)
	127.8	120.3

Deferred tax liabilities
Depreciation	39.3	47.9
Intangible assets	77.5	72.4
Other	6.5	5.7
	123.3	126.0
Net deferred tax asset (liability)	$4.5	$(5.7)

At November 30, 2007, our non-U.S. subsidiaries have tax loss carryforwards of $16.3 million. Of these carryforwards, $0.4 million expire through 2011, $6.2 million through 2021 and $9.7 million may be carried forward indefinitely. The current statutory rates in these countries range from 25.5% to 34%.

At November 30, 2007, our non-U.S. subsidiaries have capital loss carryforwards of $14.8 million. Of these carryforwards, $2.2 million expire in 2009 and $12.6 million may be carried forward indefinitely. The current statutory rates in these countries range from 15% to 28%.

A valuation allowance has been provided to record deferred tax assets at their net realizable value. The $0.1 million net decrease in the valuation allowance was due to an additional valuation allowance of $1.1 million related to losses generated in 2007 which may not be realized in future periods, $0.5 million additional valuation allowance requirement related to prior years, and higher foreign currency exchange rates, offset by a decrease in the valuation allowance of $1.7 million. The $1.7 million decrease primarily relates to the utilization of tax losses and the disposition of a non-U.S. subsidiary.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where our intention is to reinvest these earnings permanently or to repatriate the earnings when it is tax effective to do so. Accordingly, we believe that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits. Unremitted earnings of such entities were $434.4 million at November 30, 2007.

11. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2007, 2006 and 2005 follows:

(millions)	2007	2006	2005
Average shares outstanding – basic	129.3	131.8	134.5
Effect of dilutive securities:
Stock options and ESPP	3.4	3.2	3.6
Average shares outstanding – diluted	132.7	135.0	138.1

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

13. COMMITMENTS AND CONTINGENCIES

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

14. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, herbs, seasoning blends and other flavors throughout the world. The consumer segment sells to retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under the McCormick® brand and a variety of brands around the world, including Zatarain’s®, Simply Asia, Thai Kitchen, Ducros®, Vahine, Silvo® , Club House® and Schwartz®. The industrial segment sells to other food manufacturers and the food service industry both directly and indirectly through distributors.

In each of our segments, we produce and sell many individual products which are similar in composition and nature. It is impractical to segregate and identify revenue and profits for each of these individual product lines.

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

We have a customer in our industrial segment which is 10% of consolidated sales.

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

			Total	Corporate
(millions)	Consumer	Industrial	Food	& Other	Total

2007
Net sales	$1,671.3	$1,244.9	$2,916.2	—	$2,916.2
Operating income excluding restructuring charges	313.9	74.3	388.2	—	388.2
Income from unconsolidated operations	16.8	4.6	21.4	—	21.4
Goodwill, net	822.5	57.0	879.5	—	879.5
Assets	—	—	2,568.2	$219.3	2,787.5
Capital expenditures	—	—	63.8	14.7	78.5
Depreciation and amortization	—	—	65.6	17.0	82.6

2006
Net sales	$1,556.4	$1,160.0	$2,716.4	—	$2,716.4
Operating income excluding restructuring charges	278.0	75.7	353.7	—	353.7
Income from unconsolidated operations	15.9	4.0	19.9	—	19.9
Goodwill, net	754.7	49.1	803.8	—	803.8
Assets	—	—	2,372.0	$196.0	2,568.0
Capital expenditures	—	—	77.7	7.1	84.8
Depreciation and amortization	—	—	70.8	13.5	84.3

2005
Net sales	$1,478.3	$1,113.7	$2,592.0	—	$2,592.0
Operating income excluding restructuring charges	288.0	66.7	354.7	—	354.7
Income from unconsolidated operations	17.5	3.1	20.6	—	20.6
Goodwill, net	619.5	44.4	663.9	—	663.9
Assets	—	—	2,122.7	$150.0	2,272.7
Capital expenditures	—	—	63.9	2.9	66.8
Depreciation and amortization	—	—	63.6	11.0	74.6

A reconciliation of operating income excluding restructuring charges (which we use to measure segment profitability) to operating income is as follows:

(millions)	Total
2007
Operating income,excluding restructuring charges	$388.2
Less: Restructuring charges	34.0

Operating income	$354.2

2006
Operating income, excluding restructuring charges	$353.7
Less: Restructuring charges	84.1

Operating income	$269.6

2005
Operating income, excluding restructuring charges	$354.7
Less: Restructuring charges	11.2

Operating income	$343.5

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

	United		Other
(millions)	States	Europe	countries	Total

2007
Net sales	$1,722.4	$736.5	$457.3	$2,916.2
Long-lived assets	633.1	829.0	112.5	1,574.6

2006
Net sales	$1,678.7	$643.6	$394.1	$2,716.4
Long-lived assets	647.1	723.2	96.6	1,466.9

2005
Net sales	$1,581.4	$638.1	$372.5	$2,592.0
Long-lived assets	546.7	635.4	90.9	1,273.0

Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

15. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)	2007	2006
Inventories
Finished products	$222.0	$219.1
Raw materials and work-in-process	208.2	186.6
	$430.2	$405.7
Prepaid expenses	$10.8	$21.6
Other current assets	39.7	44.0
	$50.5	$65.6
Property, plant and equipment
Land and improvements	$30.4	$28.0
Buildings	288.4	263.8
Machinery and equipment	460.3	431.1
Software	198.2	177.0
Construction in progress	51.6	66.0
Accumulated depreciation	(541.3)	(496.4)
	$487.6	$469.5
Investments and other assets
Investments in affiliates	$55.1	$51.8
Other investments	52.9	44.5
Other assets	82.5	59.9
	$190.5	$156.2
Other accrued liabilities
Payroll and employee benefits	$104.9	$105.5
Sales allowances	148.4	124.6
Income taxes	29.1	44.2
Other	186.0	200.4
	$468.4	$474.7
Other long-term liabilities
Pension	$80.6	$104.2
Postretirement benefits	92.8	89.7
Deferred taxes	54.9	68.1
Other	29.4	19.0
	$257.7	$281.0

(millions)	2007	2006	2005
Depreciation	$69.7	$73.7	$64.5
Interest paid	60.6	52.1	49.1
Income taxes paid	112.1	70.9	78.9
Interest capitalized	—	—	2.1

(millions)	2007	2006
Accumulated other comprehensive income, net of tax where applicable
Foreign currency translation adjustment	$346.6	$223.4
Unrealized gain (loss) on foreign currency exchange contracts	(2.1)	.2
Fair value of open interest rate swaps	(9.9)	(3.1)
Unamortized value of settled interest rate swaps	–	(.7)
Pension and other postretirement costs	(74.3)	(79.5)
	$260.3	$140.3

Dividends paid per share were $0.80 in 2007, $0.72 in 2006 and $0.64 in 2005.

16. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2007
Net sales	$652.6	$687.2	$716.2	$860.1
Gross profit	264.4	271.8	284.3	371.3
Operating income	66.4	66.9	88.9	132.0
Net income	44.2	41.4	56.8	87.6
Basic earnings per share	.34	.32	.44	.69
Diluted earnings per share	.33	.31	.43	.67
Dividends paid per share – Common Stock and Common Stock Non-Voting	.20	.20	.20	.20
Market price – Common Stock
High	39.49	39.00	38.50	38.29
Low	37.80	36.71	34.27	34.33
Market price – Common Stock Non-Voting
High	39.58	39.18	38.43	38.69
Low	37.90	36.69	34.16	34.41

2006
Net sales	$609.7	$639.9	$663.1	$803.7
Gross profit	239.1	250.6	269.3	355.6
Operating income	24.3	54.7	64.2	126.5
Net income	14.4	61.6	43.1	83.1
Basic earnings per share	.11	.47	.33	.64
Diluted earnings per share	.11	.46	.32	.62
Dividends paid per share – Common Stock and Common Stock Non-Voting	.18	.18	.18	.18
Market price – Common Stock
High	33.50	35.17	36.25	38.75
Low	29.80	32.70	32.52	36.31
Market price – Common Stock
Non-Voting
High	33.37	35.35	36.42	38.92
Low	29.82	32.72	32.54	36.42

HISTORICAL FINANCIAL SUMMARY

(millions except per share and ratio data)	2007	2006	2005	2004	2003
For the Year
Net sales	$2,916.2	$2,716.4	$2,592.0	$2,526.2	$2,269.6
Percent increase	7.4%	4.8%	2.6%	11.3%	11.0%
Operating income	354.2	269.6	343.5	332.7	295.5
Income from unconsolidated operations	21.4	19.9	20.6	14.6	16.4
Net income from continuing operations	230.1	202.2	214.9	214.5	199.2
Net income	230.1	202.2	214.9	214.5	210.8

Per Common Share
Earnings per share – diluted
Continuing operations	$1.73	$1.50	$1.56	$1.52	$1.40
Discontinued operations	—	—	—	—	.09
Accounting change	—	—	—	—	(.01)
Net income	1.73	1.50	1.56	1.52	1.48
Earnings per share – basic	1.78	1.53	1.60	1.57	1.51
Common dividends declared	.82	.74	.66	.58	.49
Market Non-Voting closing price – end of year	38.21	38.72	31.22	36.45	28.69
Book value per share	8.51	7.17	6.03	6.57	5.50

At Year-End
Total assets	$2,787.5	$2,568.0	$2,272.7	$2,369.6	$2,145.5
Current debt	149.6	81.4	106.1	173.2	171.0
Long-term debt	573.5	569.6	463.9	465.0	448.6
Shareholders’ equity	1,085.1	933.3	799.9	889.7	755.2
Total capital	1,818.1	1,587.9	1,399.1	1,558.9	1,397.0

Other Financial Measures
Percentage of net sales
Gross profit	40.9%	41.0%	40.0%	39.9%	39.6%
Operating income	12.1%	9.9%	13.3%	13.2%	13.0%
Capital expenditures	$78.5	$84.8	$66.8	$62.7	$83.0
Depreciation and amortization	82.6	84.3	74.6	72.0	65.3
Common share repurchases	157.0	155.9	185.6	173.8	120.6
Debt-to-total-capital	39.8%	41.0%	40.7%	40.9%	44.4%
Average shares outstanding
Basic	129.3	131.8	134.5	137.0	139.2
Diluted	132.7	135.0	138.1	141.3	142.6

The historical financial summary includes the following impact of restructuring activities and in 2004 the net gain from a special credit:

(millions except per share data)	2007	2006	2005	2004	2003
Operating income	$(34.0)	$(84.1)	$(11.2)	$2.5	$(5.5)
Net income	(24.2)	(30.3)	(7.5)	1.2	(3.6)
Earnings per share	(.18)	(.22)	(.05)	.01	(.03)

In 2006, McCormick began to record stock-based compensation expense as explained in note 9 of the financial statements. Prior year results have not been adjusted. Stock-based compensation reduced operating income by $21.2 million, net income by $14.7 million and earnings per share by $0.11 in 2007. Stock-based compensation reduced operating income by $22.0 million, net income by $15.1 million and earnings per share by $0.11 in 2006.

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

INVESTOR INFORMATION

World Headquarters

McCormick & Company, Incorporated

18 Loveton Circle

Sparks, MD 21152-6000

U.S.A.

(410) 771-7301

www.mccormick.com

Stock Information

New York Stock Exchange

Symbol: MKC

Anticipated Dividend Dates – 2008

Record Date	Payment Date
4/14/08	4/25/08
7/07/08	7/21/08
10/03/08	10/17/08
12/31/08	1/16/09

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

Report ordering:

Proxy materials: (800) 579-1639

Other materials: (800) 424-5855 or (410) 771-7537

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

South St.Paul, MN 55075-1139

(877) 778-6784, or (651) 450-4064

www.wellsfargo.com/shareownerservices

You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

The Company offers an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares through the Plan. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

(877) 778-6784 or (651) 450-4064

www.wellsfargo.com/shareownerservices

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., Wednesday, April 2, 2008, at Marriott’s Hunt Valley Inn, 245 Shawan Road(Exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

Online Receipt of Annual Report and Proxy Statement

If you would like to access next year’s proxy statement and annual report via the Internet, you may enroll on the website below: enroll.icsdelivery.com/mkc

Unlock a world of exciting flavor possibilities for your favorite dishes with the new McCormick Cooking With Flavor cookbook. Bring simple and basic recipes to life with innovative flavor creations. Get your copy by visiting www.mccormick.com or bookstores nationwide. Retail price is $24.95 U.S./$29.95 Canada.

Adler Design Group designed this year’s report.

McCORMICK & COMPANY, INCORPORATED   18 LOVETON CIRCLE SPARKS MARYLAND 21152-6000 U.S.A.   410-771-7301   WWW.MCCORMICK.COM