Form 10-K, Exhibit 13
period 2008-11-30
MCCORMICK & CO INC
filed 2009-01-28
CIK 63754

Exhibit 13

TAKING GREAT FLAVOR TO NEW HEIGHTS

The Taste You Trust
McCormick

McCormick & Company
2008 Annual Report

This year’s report is scented with the warm, distinctive aroma of cinnamon. This spice comes from the hand-harvested bark of a tropical tree grown in the highlands of Southeast Asia. Cinnamon, like many spices, contains a high level of antioxidants which is comparable to that of fruits such as blueberries and pomegranates. Learn more about the health benefits and wonderful recipe applications of cinnamon and the other antioxidant-rich members of the “7 Super Spices” at www.spicesforhealth.com

Exceeded **$3 billion** in sales, almost double 1998 sales.

Purchased Lawry's®, our largest acquisition yet.

Tripled dividends and earnings per share in last 10 years.

Increased **marketing support to $127 million**, up 51% from 2003.

Achieved **$56 million of cost savings** from restructuring program.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	1

Financial Highlights

for the year ended November 30 (millions except per share data)

	2008	2007	% change
Net sales	$3,176.6	$2,916.2	8.9%
Gross profit	1,288.2	1,191.8	8.1%
Gross profit margin	40.6%	40.9%

Operating income	376.5	354.2	6.3%
Operating income margin	11.9%	12.1%

Net income	255.8	230.1	11.2%

Earnings per share – diluted	1.94	1.73	12.1%
Average shares outstanding – diluted	131.8	132.7	(0.7%)

Dividends paid	$113.5	$103.6	9.6%
Dividends paid per share	.88	.80	10.0%

Our Vision

McCormick will be the leading global supplier of value-added flavor solutions. Building on strong brands and innovative products, we will be the recognized leader in providing superior quality, value and service to customers and consumers around the world.

Contents

Letter to Shareholders	3

Q&A with Alan Wilson	13

Directors and Officers	14

Management’s Discussion and Analysis	16

Financial Information	38

Investor Information	65

2	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Alan D. Wilson

President & Chief Executive Officer

Fellow Shareholders...

In one of the most challenging environments we have faced, McCormick reached a number of new heights in 2008. We exceeded

$3 billion in sales for the first time and seamlessly assimilated our largest acquisition ever. We reached $56 million in annual cost savings from our restructuring program and increased our marketing support 13%. We are confident that our proven growth strategies, leading market positions, great people and strong leadership will continue to serve us well as a global industry leader and as an investment.

I am extremely proud of how McCormick employees around the world responded and steadfastly focused on the four operational priorities we set early in the year – performance, growth, cash and people. Because of their commitment and creativity, we made great progress in each of these areas.

We achieved solid performance throughout the organization.

We grew net sales 9% to $3.2 billion, well beyond our initial goal of 4 to 6% growth. Acquisitions, favorable pricing, currency exchange rates, new products and marketing programs drove this higher performance.

Consumer business sales rose 11%, due in part to increased marketing efforts to support our brands and help launch new products, as well as our success in adding new distribution with growing customers. Sales in the U.S. and Asia/Pacific region were particularly strong. Operating income for this segment rose 9%, excluding restructuring and impairment charges.

Equally impressive was the 7% sales increase our industrial business achieved despite weakness among restaurant customers. We successfully offset higher costs with pricing actions, and grew operating income 6% in 2008, excluding restructuring charges.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	3

Solar panels on our spice mill and adjacent distribution facility in Maryland will cut electricity costs for those facilities by about 30% in the first year and reduce greenhouse gas emissions by approximately 1,000 metric tons.

In our Dallas facility, employees took actions that reduced water usage by 40%, lowered line changeover times by 25% and improved shift scheduling. In Europe, two of our largest manufacturing facilities achieved ISO 14001 certification. Since 2004, our largest U.K. facility has reduced energy usage 33% and its greenhouse gas emissions by 30%.

        Earnings per share were $1.94 in 2008 compared with $1.73 in 2007. Included in 2008 earnings per share are restructuring charges and a net gain that related to our Lawry’s acquisition which included the sale of our Season-All® business. We also recorded a non-cash impairment charge to reduce the value of our Silvo® brand due to a reduction in distribution in The Netherlands. Excluding these items and the 2007 restructuring charges, earnings per share rose 11%, which was above our initial 2008 goal of 8 to 10%.

With another $11 million of cost savings, our restructuring program has delivered $56 million in annual savings, versus our $50 million goal. In 2008, our team in Europe consolidated production facilities in France and streamlined our merchandising system in the U.K. and distributor networks in several smaller markets. Supply chain initiatives across the Company delivered an additional $20 million in savings in 2008.

Supply chain initiatives go hand-in-hand with our sustainability efforts. We made great progress in lowering electricity use during 2008, and have set goals to reduce electricity use 15% and solid waste 10% from 2005 to 2010.

4	MCCORMICK & COMPANY 2008 ANNUAL REPORT

We extended a freshness campaign from the United States to the United Kingdom, encouraging consumers to check the age of their products.

Old Bay® seasoning, an East Coast favorite, used outdoor advertising to build consumer awareness in target markets.

We recently launched a dedicated Grill Mates® website, www.grillmates.com, as part of our efforts to grow household penetration rates above the current level of 8%.

We are driving growth through strong global brands, innovative new products and acquisitions.

Our portfolio of brands enjoys strong consumer loyalty around the world, and we work diligently to earn that loyalty every day by focusing on solving our consumers’ culinary needs in practical and flavorful ways.

To build upon the power of our brands, we expanded our proven marketing efforts – including print ads and sampling programs – by 13% in 2008.

In the U.S., for example, we applied additional marketing support behind the Simply Asia® line, Grill Mates spices and grinders and other products that offer high growth potential but still have low household penetration rates. Likewise, in Europe, we moved to a more common advertising platform to allow us to better leverage our marketing expenditures. Given the particularly high returns for interactive media, we relaunched our U.S. consumer website and added two new niche websites.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	5

McCormick “7 Super Spices”, great sources of flavor as well as concentrated sources of natural antioxidants, were among the products highlighted in our expanded advertising program. We founded the McCormick Science Institute to help advance the health benefits of natural spices and herbs.

Superior packaging, new label designs and an attractive store display have helped revitalize our Vahiné® line of dessert aids.

Another way we take great flavors to new heights is by continually demonstrating our industry leadership. Since 2006, for example, we have installed gravity-feed merchandising systems in more than 11,000 U.S. stores, enhancing the consumer shopping experience, reducing out-of-stocks and improving restocking time. A version of this system has been introduced in Australia and China.

Following success in the U.K., in 2009, we will revitalize our dry seasoning mix line in the U.S. with more natural ingredients, redesigned packaging and improved merchandising. In France, we recently unveiled superior packaging and an improved store display of our Vahiné dessert line.

As a leader in flavors, consumers and customers look to McCormick for insights into food trends. Reflecting our leadership, each year we convene a council of culinary experts in the food industry to identify new convenience platforms, ethnic cuisines and cooking styles. We also explore such societal needs as health and wellness as they relate to food.

6	MCCORMICK & COMPANY 2008 ANNUAL REPORT

McCormick’s trend-tracking Flavor Forecast® is a staple for consumers, industrial customers and food editors alike. Adam Walker, culinary chef, demonstrates the use of tarragon and beetroot, one of the flavor pairings featured in the 2009 forecast.

The introduction of slow cooker seasonings helped double our market share of dry sauce mixes in Australia in 2008. In the U.S., consumers love the taste, texture and baking convenience of our new Crusting Blends.

New products such as Crusting Blends®, gourmet sea salts and flavored pepper support the growing eat-at-home trend in the U.S., helping consumers easily create a restaurant-style meal. Our expanded line of U.S. slow cooker seasonings saw a 27% increase in 2008 sales. In Europe we have introduced new products for grilling, ethnic seasoning mixes and a range of items for more involved cooks.

McCormick innovation also supports the growth of industrial customers in markets around the world. A robust pipeline of products for leading food manufacturers includes flavors for snacks, convenience foods, side dishes, beverages and cereal. New products for global restaurant customers include coating blends for poultry and seasonings and sauces to flavor side dishes and sandwiches. In addition to these customized products, we added 10 new blends to our branded food service products.

Across both businesses, sales of products launched in the last three years represented 8% of 2008 sales.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	7

Billy Bee® Honey Products, acquired in early 2008, is Canada’s leading brand of pure, natural honey.

Lawry’s gives us entree into the wet marinade category with the number-one brand in the U.S. In 2009, we are introducing new marinade and seasoning blend products that will benefit from dedicated marketing support for the Lawry’s brand.

In recent years, our success in identifying and integrating such great businesses as Ducros®, Zatarain’s® and Simply Asia has firmly established McCormick’s reputation as a premier home for unique flavors.

We reaffirmed this position in 2008 with the addition of Lawry’s. At $604 million, this was our largest acquisition ever and clearly a perfect fit for our business. Lawry’s is an iconic brand of seasoning blends and the number-one brand of wet marinades, a new category for McCormick. With both consumer and food service products, Lawry’s is expected to add 4% to sales and 1% to gross profit margin in its first full year as a McCormick brand.

In 2008, we also acquired Billy Bee Honey Products, the leading brand of natural honey and honey-based products serving both consumer and food service markets in Canada.

Given our strong cash flow from operations and financial flexibility, we expect to continue to grow through acquisitions of niche products in our developed markets and leading brands in new and emerging regions.

8	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Employees in our Canadian operation now use SAP which was added to this operation in 2008.

A portion of cash is invested in capital projects to advance our facilities worldwide. Our 2008 capital funding included new construction in France that added capacity, improved quality and lowered production costs.

In 2009 a portion of capital will fund expanded production in an existing facility to add capacity for the manufacturing of Lawry’s products.

We increased cash flow from operations by $90 million in 2008.

One way we measure the health of our business is by the cash flow we are generating from operations. Cash flow funds our organic growth, fuels our acquisition strategy and rewards our employees and investors.

For example, in 2008, we invested $693 million in acquisitions, paid $114 million in dividends, and paid $86 million for capital projects. We funded these investments with increased debt, as well as our cash flow from operations which reached $315 million, an increase of $90 million over 2007.

As further evidence of our strong financial position, the Board of Directors approved our 23rd consecutive dividend increase at the end of 2008. We have paid a dividend in each of the last 83 years and increased dividends per share at an 11% compound annual growth rate since 2003.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	9

We are financially disciplined and proud of our investment-grade credit rating. We continue to focus our efforts to increase operational efficiency. For example, improved asset management is now among the incentives for each operating unit. This led to a five-day reduction in our cash conversion cycle.

Employee development takes many forms at McCormick. Our research chef for the Simply Asia and Thai Kitchen brands, Manny Haider, (right) is demonstrating the use of a wok to prepare authentic Asian cuisine. On-the-job training is also pictured in our quality assurance lab in El Salvador. In the U.K., employees take advantage of McCormick’s Global Learning Network, and a recent “lunch and learn” session in China featured an informal lesson in calligraphy.

Throughout McCormick, people are the reason for our enduring success and ability to reach new heights.

McCormick’s culture of hard work and ethical behavior has weathered every business change and challenge imaginable. Our Multiple Management philosophy, established in 1932, lays the foundation by encouraging the participation and inclusion of all employees.

As we enter our 121st year, we continue to build on our shared values. In 2008, for example, we further implemented McCormick’s High-Performance System that is motivating our

10	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Al Goetze, (left) Managing Director of McCormick Global Ingredients, Ltd., is evaluating the latest vanilla bean crop in Indonesia. As part of our Global Sourcing Program we work with farmers to achieve higher-quality raw materials and maintain the food safety of our products.

Nate McCoy (center) from our Flavor Manufacturing Center in Maryland, earned McCormick’s Community Service Award for his work at the Phoenix Society, which provides peer support, education and advocacy to burn victims.

employees and resulting in better training, lower turnover and greater efficiency.

We continue to strengthen our commitment to a diverse and inclusive workforce. In 2008, we created a Diversity Executive Steering Committee to work closely with our existing Diversity Council. We established a vice president of global talent management to develop robust processes in support of our employee development and succession planning globally. Additionally, we rolled out our Global Learning Network to employees in Canada, the U.K. and France.

Concern for one another is a key shared value, and that concern extends to the communities where we work. For the past 20 years, for example, our global sourcing team has assisted farmers in becoming sustainable and economically viable. In addition, once a year many employees work an additional eight hours and donate their earnings – which are matched by the Company – to local charities. And in 2008, we announced the fourth annual winner of the McCormick Community Service Award which honors the volunteer efforts of our employees around the world.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	11

McCormick’s Management Committee

Mark Timbie

President – North American

Consumer Foods

Alan Wilson

President &

Chief Executive Officer

Lawrence Kurzius

President –

McCormick International

Gordon Stetz

Executive Vice President &

Chief Financial Officer

Chuck Langmead

President –

U.S. Industrial Group

Cile Perich

Vice President –

Human Relations

Looking ahead to new heights.

In 2008, we faced unprecedented challenges that included a steep stock market decline and a global credit crisis, as well as significant volatility in both costs and currency exchange rates.

Yet with a strong balance sheet and cash flow, coupled with the business acumen and engagement of a committed Board of Directors led by Chairman Bob Lawless, we are successfully managing our business through this period.

We also executed a seamless management transition that included my new role as President and Chief Executive Officer and the promotion of Gordon Stetz to Executive Vice President and Chief Financial Officer. Similarly, to better align our organization and provide executive development, we promoted Lawrence Kurzius to President – McCormick International with added responsibility for Canada, Asia and Australia, as well as emerging markets. In addition, Cile Perich, Vice President – Human Relations was appointed to McCormick’s Management Committee. At the end of 2008, Geoff Carpenter succeeded Bob Skelton as our chief legal executive. Bob Skelton has retired from the Company after 32 years of expert advice, tireless efforts and significant contributions to our success.

We are excited about McCormick’s future and the new heights that await us. With a solid foundation of powerful, global brands and excellent customers, we are achieving higher sales and profits through innovation, marketing and acquisitions. With the continued commitment and enthusiasm of our employees, we are confident that we will continue to grow this business and increasingly build shareholder value.

Alan D. Wilson, President & CEO

12	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Ask Alan...

The global economy entered a tough period in 2008 that continued into 2009. How does this downturn affect McCormick?

Looking back at other recessionary periods, our business has proven to be resilient. That resiliency was apparent again in 2008, and we are confident that we can effectively navigate through the current recession.

In the United States, for example, consumers are currently eating out less often and preparing more meals at home. While our sales to restaurants have been unfavorably impacted, we have grown sales of our consumer brands particularly with value-focused retailers. Demand has risen for value-priced branded products that offer convenience – such as taco seasoning mixes, gravies and seasonings for slow cookers – as well as store brands that we supply.

Our business in Europe and other international markets is also under pressure, and we are steadfast in our marketing efforts and new product innovation to support our brands.

In what other ways are you responding?

In a difficult environment, we are carefully managing costs and working capital throughout the organization to preserve our financial flexibility. We remain committed to funding investments in marketing, product innovation and other growth initiatives. Also on the financial front, we are paying close attention to any credit risk with customers and suppliers. We have strong liquidity in our business and have maintained our own investment-grade credit rating.

What makes McCormick a good investment?

In addition to our solid balance sheet, effective growth initiatives and great employees, we have a passion for flavor that sets us apart.

Our Company is uniquely positioned to bring great taste to all types of food and beverages. Our flavors reach consumers not only in spices and seasonings but in products like snacks, soups and cereals. Our expertise in the latest food trends, authentic ethnic cuisines and pure, natural ingredients is evident in grocery store aisles as well as in restaurants around the world.

At McCormick, a passion for flavor defines our business, unites our employees and is fundamental to our continued success.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	13

Executive Officers

Alan D. Wilson

President &

Chief Executive Officer

Paul C. Beard

Senior Vice President –

Finance & Treasurer

Kenneth A. Kelly, Jr.

Senior Vice President & Controller

Lawrence E. Kurzius

President – McCormick

International

Charles T. Langmead

President –

U.S. Industrial Group

Cecile K. Perich

Vice President –

Human Relations

W. Geoffrey Carpenter

Vice President –

General Counsel & Secretary

Gordon M. Stetz

Executive Vice President &

Chief Financial Officer

Mark T. Timbie

President – North American

Consumer Foods

Board of Directors

John P. Bilbrey 52

Senior Vice President

The Hershey Company

President – Hershey North America Director since 2005

Nominating / Corporate Governance Committee

James T. Brady 68

Managing Director, Mid-Atlantic

Ballantrae International, Ltd.

Ijamsville, Maryland

Director since 1998

Audit Committee*

J. Michael Fitzpatrick 62

Chairman & Chief Executive Officer

Citadel Plastics Holdings, Inc.

Radnor, Pennsylvania

Director since 2001

Audit Committee

Freeman A. Hrabowski, III 58

President

University of Maryland

Baltimore County

Baltimore, Maryland

Director since 1997

Nominating / Corporate Governance Committee*

Robert J. Lawless 62

Chairman of the Board

Chief Executive Officer (retired)

McCormick & Company, Inc.

Director since 1994

Michael D. Mangan 52

President – Worldwide Tools & Accessories

The Black & Decker Corporation

Towson, Maryland

Director since 2007

Audit Committee

Joseph W. McGrath 56

President & Chief Executive

Officer (retired)

Unisys Corporation

Philadelphia, Pennsylvania

Director since 2007

Compensation Committee

Margaret M.V. Preston 51

Managing Director

Market Executive

U.S. Trust Bank of America

Private Wealth Management

Greenwich, Connecticut

Director since 2003

Nominating / Corporate Governance Committee

George A. Roche 67

Chairman of the Board &

President (retired)

T. Rowe Price Group, Inc.

Baltimore, Maryland

Director since 2007

Compensation Committee

William E. Stevens 66

Chairman – BBI Group

St. Louis, Missouri

Director since 1988

Compensation Committee*

Alan D. Wilson 51

President &

Chief Executive Officer

McCormick & Company, Inc.

Director since 2007

*	Denotes committee chairman

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

14	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Robert J. Lawless Michael D. Mangan Joseph W. McGrath
John P. Bilbrey		Margaret M.V. Preston

James T. Brady		George A. Roche

J. Michael Fitzpatrick		William E. Stevens

Freeman A. Hrabowski, III		Alan D. Wilson

MCCORMICK & COMPANY 2008 ANNUAL REPORT	15

Management’s Discussion and Analysis

The purpose of Management’s Discussion and Analysis (MD&A) is to provide an understanding of McCormick’s business, financial results and financial condition. The MD&A is organized in the following sections:

•	Business Overview

•	Results of Operations

•	Liquidity and Financial Condition

•	Acquisitions

•	Impairment Charge

•	Restructuring Activities

•	Other information, including critical accounting estimates and assumptions and forward-looking information

The information in the charts and tables in the MD&A are for the years ended November 30. All dollars are in millions, except per share data. We analyze and measure the profitability of our two business segments excluding the impact of our restructuring activities for all years presented, as well as the impact of the impairment charge that was recorded in the fourth quarter of 2008 and affected our consumer business. As such, operating income and operating income margin results for our two business segments exclude these items. All other results include the impact of these charges.

Business Overview

Executive Summary

McCormick is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings, specialty foods and flavors to the entire food industry. Customers range from retail outlets and food manufacturers to food service businesses. The Company was founded in 1889 and built on a culture of Multiple Management which engages employees in problem-solving, high performance and professional development.

We have approximately 7,500 full-time employees in facilities located around the world. Our major sales, distribution and production facilities are located in North America and Europe. Additional facilities are based in Mexico, Central America, Australia, China, Singapore, Thailand and South Africa. In 2008, 41.9% of sales were outside the United States.

Listed below are significant highlights of the discussion and analysis that follows:

•	In 2008 net sales rose 8.9% to $3.2 billion driven by price increases taken to offset higher costs, as well as increased volume and product mix, and favorable foreign currency exchange rates.

•	Earnings per share were $1.94 in 2008 compared to $1.73 in 2007, an increase of 12.1%.

•	We achieved $31 million of incremental cost reductions in 2008, including $11 million of savings from our restructuring program.

•	At the end of 2008, the restructuring program announced in 2005 had reached $56 million in annual savings.

•

In July 2008 we acquired the assets of the Lawry’s business from a subsidiary of Unilever for $604 million in cash. Based on the purchase price, this was our largest acquisition to date. We increased commercial paper to fund the acquisition and in September 2008 issued $250 million in 5-year notes to refinance a portion of the outstanding commercial paper.

•	From the time an agreement to acquire Lawry’s was reached in November 2007, we have curtailed our share repurchase program to reduce the higher level of debt from this acquisition.

•

In the fourth quarter of 2008, our Board of Directors approved a 9.1% increase in the current quarterly dividend rate to $0.24 per share. As a result, the current annualized dividend rate at the beginning of 2009 is $0.96 per share.

16	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Business Segments

We operate in two business segments, consumer and industrial. Consistent with market conditions in each segment, our consumer business has a higher overall profit margin than our industrial business. In 2008, the consumer business contributed 58.3% of sales and 81.3% of operating income excluding restructuring and impairment charges. The industrial business contributed 41.7% of sales and 18.7% of operating income excluding restructuring charges.

Across both segments, we have the customer base and product breadth to participate in all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack. We offer consumers a range of products from premium to value-priced.

Consumer Business

From locations around the world, our consumer brands reach nearly 100 countries. Our leading brands in the Americas are McCormick, Lawry’s and ClubHouse®. We also market authentic ethnic brands such as Zatarain’s, El Guapo®, Thai Kitchen® and Simply Asia, and specialty items such as Billy Bee honey products and seafood complements under the Golden Dipt® and Old Bay labels. In Europe, the Middle East and Africa (EMEA) we sell the Ducros, Schwartz®, McCormick and Silvo brands of spices, herbs and seasonings and an extensive line of Vahiné brand dessert items. In the Asia/Pacific region our primary brand is McCormick, and we own the Aeroplane® brand which is the leader in gelatins in Australia.

Our customers span a variety of retail outlets that include grocery, mass merchandise, warehouse clubs, discount and drug stores, served directly and indirectly through distributors or wholesalers. In addition to marketing our branded products to these customers, we are also a leading supplier of private label items, also known as store brands.

The largest portion of our consumer business is spices, herbs and seasonings. For these products, we are the category leader in our primary markets with a 40 to 70% share of sales. There are a number of competitors in the spices, herbs and seasoning category. More than 250 other brands are sold in the U.S. with additional brands in international markets. Some are owned by large food manufacturers, while others are supplied by small privately owned companies.

Our leadership position allows us to more efficiently innovate, merchandise and market our brands.

Industrial Business

In our industrial business we provide a wide range of products to multinational food manufacturers and food service customers. The food service customers are supplied both directly and indirectly through distributors. Among food manufacturers and food service customers, many of our relationships have been building for decades. Since 2005, we have reduced the number of customers and products we supply in order to focus our resources on our strategic partners that offer a greater growth potential. Even with these reductions, our range of products remains one of the broadest in the industry and includes seasoning blends, natural spices and herbs, wet flavors, coating systems and compound flavors. In addition to a broad range of flavor solutions, our customers benefit from our expertise in sensory testing, culinary research, food safety, flavor application and other areas.

Our industrial business has a number of competitors. Some tend to specialize in a particular range of products and have a limited geographic reach. Other competitors include larger publicly held flavor companies that are more global in nature, but which also tend to specialize in a limited range of flavor solutions.

While the profitability of our industrial segment is less than our consumer segment, it is an integral part of our business. We have been working to increase the profitability of the industrial business through productivity improvements, continued customer and product rationalization and a shift in our sales mix to more higher-margin, value-added products.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	17

Management’s Discussion and Analysis

Strategic Focus

Our strategy – to improve margins, invest in our business and increase sales and profits – has been driving our success for the past 10 years and is our plan for growth in the future.

In the latter part of 2007 and in 2008, our progress with margin improvement was hampered by an environment of volatile costs for many raw and packaging materials. However, we continued to make progress with cost-savings programs, new capabilities and improved processes and in 2008, achieved $31 million in incremental cost savings. We are also improving margins with the acquisition of higher-margin brands and the introduction of higher-margin, more value-added new products. As we reduce the number of lower-margin products and customers, we eliminate complexity and further boost margins.

Product innovation is one of the leading investments to grow our business. New products launched in the past three years accounted for 8% of net sales in 2008. During this period, research and development expense rose 21.1%. We are also investing in greater marketing support to drive sales of our leading brands, with an increase of 29.2% since 2005. Another growth initiative is brand revitalization which encompasses marketing support as well as better merchandising, packaging and other improvements.

We are also growing our business with investments in acquisitions. Acquisitions have added 1.6% to average annual sales growth in the past five years. Through acquisitions we are adding leading brands to extend our reach into new geographic regions where we currently have little or no distribution, with a particular interest in emerging markets that offer high growth potential. In our developed markets, we are seeking brands that have a niche position and meet a growing consumer trend. Due in part to our acquisition strategy, we intend to grow our consumer business at a faster pace than our industrial business.

Long-term, we expect to grow sales 4 to 6% with 2 to 3% from our base business, 1 to 2% from new products and 1 to 3% from acquisitions. In some years, pricing and foreign currency exchange rates may also impact our sales growth. In 2008, both of these factors had a favorable impact.

Our business generates strong cash flow. Actions to grow net income and improve working capital are designed to lead to higher levels of cash generation. Cash is our fuel for incremental product development, marketing support, strategic acquisitions and capital projects. Although currently curtailed while we pay down debt from the Lawry’s acquisition, we have a share repurchase program designed to lower shares outstanding. We are building total shareholder return with consistent dividend payments. We have paid dividends every year since 1925 and at the end of 2008, the Board declared our 23rd consecutive dividend increase.

18	MCCORMICK & COMPANY 2008 ANNUAL REPORT

RESULTS OF OPERATIONS – 2008 COMPARED TO 2007

	2008	2007
Net sales	$3,176.6	$2,916.2
Percent growth	8.9%

Pricing actions to offset higher costs, acquisitions of leading brands, innovative new products and increased marketing support led to an increase in sales for 2008. Pricing added 5.1% to sales. Favorable volume and product mix of 2.3% came primarily from the impact of the acquisitions of Lawry’s and Billy Bee (less the reduction in sales from the disposition of Season-All). Favorable foreign exchange rates added 1.5% for the year.

	2008	2007
Gross profit	$1,288.2	$1,191.8
Gross profit margin	40.6%	40.9%

In 2008, gross profit increased 8.1%. During 2008, we effectively offset volatile and increased material costs with pricing actions, productivity improvements and a higher-margin product mix.

Wheat, herbs and dairy products were among the raw materials that had significant increases in 2008. Pricing actions were taken to pass through these higher commodity costs to both consumer and industrial customers. Productivity improvements included our restructuring program and other supply chain cost reduction initiatives. Favorable product mix was primarily the result of stronger sales growth in our consumer business versus our industrial business, as the consumer business has a higher gross margin percentage.

Net sales grew at a slightly higher rate than gross profit which led to a slight decline in gross profit margin. Productivity improvements and favorable product mix had a positive effect. However, the impact of higher pricing that matched higher costs had an estimated unfavorable impact on gross profit margin of 1.7% in 2008.

Cost reductions in cost of goods sold, as well as selling, general and administrative expense, totaled $31 million.

	2008	2007
Selling, general & administrative expense (SG&A)	$870.6	$806.9
Percent of net sales	27.4%	27.7%

Selling, general and administrative expenses were higher in 2008 than 2007 on a dollar basis but declined as a percentage of net sales. Our marketing support expenditures were 13% higher in 2008 than in 2007. As a percentage of net sales, selling, stock-based compensation and research and development expenses decreased, while distribution and administrative expenses were relatively unchanged. Efficiencies were obtained through our restructuring program, leveraging certain fixed expenses on our higher sales and other cost containment initiatives.

	2008	2007
Impairment charge	$29.0	—

In 2008 we recorded a non-cash impairment charge to lower the value of our Silvo brand intangible asset in The Netherlands. See discussion later in MD&A and in note 5 of the financial statements for more information.

The following is a summary of restructuring activities:

	2008	2007
Pre-tax restructuring charges:
Recorded in cost of goods sold	$4.5	$3.3
Other restructuring charges	12.1	30.7

Reduction in operating income	16.6	34.0
Income tax effect	(5.1)	(10.6)
Loss on sale of unconsolidated operations, net of tax	—	.8

Reduction in net income	$11.5	$24.2

Reduction in earnings per share – diluted	$.09	$.18

Pre-tax restructuring charges for both 2008 and 2007 related to actions under our restructuring program to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. More details of the restructuring charges are discussed later in MD&A and in note 3 of the financial statements.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	19

Management’s Discussion and Analysis

	2008	2007
Interest expense	$56.7	$60.6
Other income, net	18.0	8.8

The decrease in interest expense was due to lower interest rates, offsetting an increase in total average debt outstanding in 2008 when compared to 2007. The increase in other income was due to the $12.9 million pre-tax gain recorded on the sale of our Season-All business, sold in connection with the acquisition of Lawry’s (see note 2 of the financial statements).

	2008	2007
Income from consolidated operations before income taxes	$337.8	$302.4
Income taxes	100.6	92.2
Effective tax rate	29.8%	30.5%

The decrease in the effective tax rate was mainly due to an increase in discrete tax benefits in 2008. Income taxes in 2008 include $2.9 million of discrete tax benefits related to favorable state tax settlements and adjustments to prior tax provisions once actual tax returns were prepared and filed. Income taxes in 2007 included $1.9 million for discrete tax benefits, primarily the result of new tax legislation enacted in The Netherlands, the U.K. and the U.S.

	2008	2007
Income from unconsolidated operations	$18.6	$20.7

Income from unconsolidated operations decreased 10% in 2008 compared to 2007. This decrease was primarily driven by the higher cost of soybean oil during 2008, which is impacting our joint venture in Mexico. Soybean oil is the primary ingredient in mayonnaise, which is the leading product for this joint venture.

The following table outlines the major components of the change in diluted earnings per share from 2007 to 2008:

2007 Earnings per share (EPS) – diluted	$1.73
Increased sales and operating income exclusive of restructuring and impairment charges	.18
Impairment charge recorded in 2008	(.15)
Lower restructuring charges	.09
Lower income from unconsolidated operations	(.02)
Lower interest expense	.02
Increase in other income	.05
Decrease in tax rate	.02
Effect of lower shares outstanding	.02

2008 Earnings per share – diluted	$1.94

CONSUMER BUSINESS

	2008	2007
Net sales	$1,850.8	$1,671.3
Percent growth	10.7%
Operating income, excluding restructuring and impairment charges	343.3	313.9
Operating income margin, excluding restructuring and impairment charges	18.5%	18.8%

Higher volume and product mix added 5.3% to sales, including the net impact of the Lawry’s and Billy Bee acquisitions which accounted for 3.7%. Pricing actions taken to offset higher costs added another 3.2%. Favorable foreign exchange rates added 2.2% to consumer sales in 2008 compared to 2007.

In the Americas, consumer business sales increased 12.7%, including 0.5% due to favorable foreign exchange rates. Higher volume and product mix added 8.6% to sales, including the net impact of the Lawry’s and Billy Bee acquisitions which accounted for 4.8%, as well as the benefit of new products, new distribution and increased marketing support. Higher pricing added 3.6% to consumer sales in the Americas.

In EMEA, consumer sales rose 5.6%, which includes 5.6% from favorable foreign exchange rates and 2.5% from pricing actions. The remaining decrease of 2.5% was due to unfavorable volume and product mix. A more difficult economy in the second half of the year and a subsequent slow-down in consumer purchases affected both the category and our products. Sales volume and product mix was also affected by a reduction in trade

20	MCCORMICK & COMPANY 2008 ANNUAL REPORT

inventory by retailers in France during this period. As we head into 2009, we expect this market to remain challenging. Our team in Europe is working to compete more effectively in this difficult market as they complete several restructuring actions, pass through higher costs in our pricing, introduce new products and optimize our marketing mix.

Sales in the Asia/Pacific region increased 13.8%, with 8.1% due to favorable foreign exchange rates. Sales volume and product mix in China grew at a double-digit pace, offset by a slight decline in Australia. Success in Australia from new products such as slow cookers offset lower sales of Aeroplane jelly and the impact of several lower-margin items that were discontinued.

The increase in operating income excluding restructuring costs and impairment charges was driven by higher sales and improved productivity. While we were able to offset commodity cost increases with pricing actions, this reduced our margin percentage. This was partially offset by savings in SG&A expenses, despite our increased investments in marketing support costs to grow our brands.

INDUSTRIAL BUSINESS

	2008	2007
Net sales	$1,325.8	$1,244.9
Percent growth	6.5%
Operating income, excluding restructuring charges	78.8	74.3
Operating income margin, excluding restructuring charges	5.9%	6.0%

The industrial sales increase was driven by higher pricing, which added 7.8% to sales, taken in response to increased costs of certain commodities. Favorable foreign exchange rates added 0.5% to sales and the net impact of acquisitions was a 1.0% increase. While we successfully introduced new products during 2008, volume and product mix declined 2.8% as a result of lower sales to restaurant customers in the Americas and Europe.

Sales in the Americas rose 5.7% with favorable foreign exchange rates adding 0.6% and the net impact of acquisitions adding 1.4%. In this region, pricing actions increased sales by 8.9%. Lower volumes and product mix reduced sales by 5.2%.

In EMEA, a 1.9% sales increase was the result of higher pricing, which added 7.2%, offset by a 3.1% unfavorable foreign exchange rate impact and a 2.2% decline from lower volumes and product mix. The impact of lower volume and product mix has had an unfavorable impact on our manufacturing efficiencies, and we are aggressively pursuing new business in this region.

In the Asia/Pacific region, sales increased 23.5% with 8.8% from foreign exchange rates. Pricing had minimal impact in this region. Rapid expansion of industrial business, especially in China with quick service restaurant customers, contributed to a 14.3% favorable volume and product mix in this region.

Operating income excluding restructuring activities increased in dollar terms, but declined slightly in terms of margin. Pricing actions increased net sales and operating income dollars. While we were able to offset commodity cost increases with pricing actions, this reduced our margin percentage. This was mostly offset by cost savings resulting from our restructuring activities.

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

Gross profit margin in 2007 decreased 0.1%. Included in cost of goods sold were restructuring charges for production facilities that were closed. These charges in 2007 were less than in 2006 and increased gross

MCCORMICK & COMPANY 2008 ANNUAL REPORT	21

Management’s Discussion and Analysis

profit margin by 0.4%. Cost savings related to restructuring activity lowered cost of goods sold, adding nearly 1.0% to gross profit margin. Gross profit margin was unfavorably impacted by higher material costs in 2007 that were only partially offset by price increases. Production costs in certain facilities were also affected by incremental costs early in 2007 to maintain customer service during our facility consolidation.

	2007	2006
SG&A	$806.9	$772.6
Percent of net sales	27.7%	28.4%

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

Pre-tax restructuring charges for both 2007 and 2006 related to actions under our restructuring program to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. The gain on the sale of unconsolidated operations in 2006 was primarily for the redemption of our ownership investment in Signature Brands LLC (Signature). More details of the restructuring charges are discussed later in MD&A and in note 3 of the financial statements.

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

The increase in the effective tax rate was due to a reduction in discrete tax benefits in 2007. The 2006 discrete items of $5.2 million included the favorable resolution of an international tax audit, a reduction of accruals recorded for state tax audits and additional tax benefit related to the closure of our operation in Finland. Income taxes in 2007 included $1.9 million for discrete tax benefits, primarily the result of new tax legislation enacted in The Netherlands, the U.K. and the U.S.

	2007	2006
Income from unconsolidated operations	$20.7	$17.1

Income from unconsolidated operations increased 21% in 2007 compared to 2006. This increase was driven

22	MCCORMICK & COMPANY 2008 ANNUAL REPORT

primarily by the move from an unprofitable unconsolidated joint venture in Asia to a licensing agreement in the fourth quarter of 2006, as well as the performance of our joint venture in Mexico due to strong mayonnaise sales.

The following table outlines the major components of the change in diluted earnings per share from 2006 to 2007:

2006 Earnings per share – diluted		$1.50
Increased sales and operating income exclusive of restructuring		.18
Lower restructuring charges		.04
Higher income from unconsolidated operations		.03
Higher interest expense		(.03)
Effect of lower shares outstanding		.03
Increase in tax rate		(.02)

2007 Earnings per share – diluted		$1.73

CONSUMER BUSINESS
	2007	2006
Net sales	$1,671.3	$1,556.4
Percent growth	7.4%
Operating income, excluding restructuring charges	313.9	278.0
Operating income margin, excluding restructuring charges	18.8%	17.9%

Favorable foreign exchange rates added 3.1% to consumer sales in 2007 compared to 2006. The remaining increase of 4.3% was driven by higher pricing, favorable product mix, the acquisition of Simply Asia Foods (acquired in June 2006), which added 1.5% to net sales, and volume from brand revitalization, effective marketing programs and new products.

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

In EMEA, consumer sales rose 11.4%, of which 9.1% was due to favorable foreign exchange rates. The remaining increase of 2.3% was due primarily to pricing actions and volume increases in the U.K. and France. During 2007, these increases were offset in part by the impact of a competitive situation in The Netherlands and our action to close our business in Finland which both occurred in 2006.

Sales in the Asia/Pacific region increased 12.1%, with 8.4% due to favorable foreign exchange rates. Sales in China grew at a double-digit rate due to expanded distribution and marketing support behind our core spice and seasoning products, along with increases in a number of condiments and sauces. Sales growth in China was offset in part by lower sales of our branded spices and herbs in Australia due to the move by a large retailer early in 2007 to introduce a private label line of spices and herbs.

The increase in operating income excluding restructuring activities was driven by strong sales performance and cost reduction efforts. When comparing operating income margin excluding restructuring activities, higher sales, pricing actions and cost savings from our restructuring program more than offset increases in raw materials and fuel.

INDUSTRIAL BUSINESS

	2007	2006
Net sales	$1,244.9	$1,160.0
Percent growth	7.3%
Operating income, excluding restructuring charges	74.3	75.7
Operating income margin, excluding restructuring charges	6.0%	6.5%

The 7.3% sales increase was driven by higher pricing to reflect the increased costs of pepper as well as certain commodities including cheese, soybean oil and flour. Favorable foreign exchange rates added 2.8% to sales, while actions to eliminate lower margin products decreased sales approximately 2%.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	23

Management’s Discussion and Analysis

Sales in the Americas rose 1.9% with favorable foreign exchange rates adding 0.5%. In this region, customer and product rationalization reduced sales approximately 2%. The remaining increase was primarily due to price increases. During 2007 new products and other volume gains with sales to food manufacturers were offset by weakness in the restaurant industry.

In EMEA, sales increased 20.1%, which included a favorable foreign exchange rate impact of 9.2%. In this region, customer and product rationalization reduced sales approximately 2%. The remaining increase of approximately 13% was mostly volume-related due to increases in snack seasonings and products sold to quick service restaurants.

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

LIQUIDITY AND FINANCIAL CONDITION

	2008	2007	2006
Net cash provided by operating activities	$314.6	$224.5	$310.8
Net cash used in investing activities	(747.0)	(92.8)	(172.1)
Net cash provided by (used in) financing activities	433.4	(152.1)	(127.2)

We generate strong cash flow from operations which enables us to fund operating projects and investments that are designed to meet our growth objectives, make share repurchases when appropriate, increase our dividend and fund capital projects and restructuring costs.

In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the cash flow statement do not agree with changes in the operating assets and liabilities that are presented in the balance sheet.

Operating Cash Flow – When 2008 is compared to 2007, most of the increase in operating cash flow is due to a higher level of collections on receivables and a higher level of cash generated from improved net income. Also, we did not make any contribution to our major U.S. pension plan in 2008 as the plan was overfunded as of November 30, 2007 (in 2007 we made a $22 million pension contribution). When 2007 is compared to 2006, most of the decrease in operating cash flow was due to $30 million in increased payments made in 2007 for incentive compensation based upon 2006 operating results and $41 million in higher income tax payments made in 2007 when compared to 2006. Also impacting 2007 cash flow is a higher level of receivables in 2007 than in 2006 due to higher sales and the timing of sales within the year.

Investing Cash Flow – The changes in cash used in investing activities from 2006 to 2008 is primarily due to fluctuations in cash used for acquisition of businesses. Cash outflow for the acquisitions of businesses was primarily for the purchases of the Lawry’s and Billy Bee Honey Products businesses in 2008, Thai Kitchen in Europe in 2007, and the Simply Asia Foods in 2006 (see note 2 of the financial statements). Also, included in 2008 were $14.0 million in net proceeds from the sale of our Season-All business and $18.1 million in proceeds from the disposal of various assets as a part of our restructuring plan. In 2006 we had $9.2 million in net proceeds from the redemption of a joint venture (see note 3 of the financial statements). Capital expenditures were $85.8 million in 2008, $78.5 million in 2007 and $84.8 million in 2006. We expect 2009 capital expenditures to be slightly in excess of depreciation and amortization.

24	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Financing Cash Flow – We increased our total borrowings by $509.1 million in 2008 compared to $65.5 million in 2007 and $77.2 million in 2006. In 2008, these borrowings, along with internally generated cash flow, were used to fund $693.3 million for the purchases of the Lawry’s and Billy Bee Honey Products businesses. In September 2008, we issued $250 million of 5.25% notes due 2013, with net cash proceeds received of $248.0 million. The net proceeds from this offering were used to pay down commercial paper which was issued for the purchase of the Lawry’s business. In December 2007, we issued $250 million of 5.75% medium-term notes which are due in 2017. The net proceeds of $248.3 million were used to repay $150 million of debt maturing in 2008 with the remainder used to repay short-term debt. In 2006, we issued $100 million of 5.80% senior notes due 2011. Also, in 2006, we issued $200 million of 5.20% senior notes due 2015. The net proceeds from the $200 million offering were used to pay down $195 million of long-term debt which matured in 2006.

The following table outlines the activity in our share repurchase programs:

	2008	2007	2006
Number of shares of common stock	.3	4.3	4.4
Dollar amount	$11.0	$157.0	$155.9

The amount of share repurchases in 2008 was less than prior years due to the funding required for the Lawry’s and Billy Bee acquisitions. As of November 30, 2008, $39 million remained under the $400 million share repurchase program approved by the Board of Directors in June 2005. The Common Stock issued in 2008, 2007 and 2006 relates to our stock compensation plans.

Our dividend history over the last three years is as follows:

	2008	2007	2006
Total dividends paid	$113.5	$103.6	$95.0
Dividends paid per share	.88	.80	.72
Percentage increase per share	10.0%	11.1%	12.5%

In November 2008, the Board of Directors approved a 9.1% increase in the quarterly dividend from $0.22 to $0.24 per share. During the last five years, dividends per share have risen at a compound annual rate of 11.4%.

	2008	2007	2006
Debt-to-total-capital ratio	54.0%	40.0%	41.1%

The increase in our debt-to-total-capital ratio in 2008 (total capital includes debt and shareholders’ equity) was the result of a significant increase in our total debt, coupled with a decrease in shareholders’ equity. Our total debt

Cash for acquisitions is net of the proceeds from the sale of Season-All.

Cash for capital expenditures is net of proceeds from the sale of property, plant and equipment.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	25

Management’s Discussion and Analysis

increased $516 million in 2008 to fund the acquisitions of businesses. Total shareholders’ equity decreased $30 million, including a decrease of $240 million due to the effect of foreign currency translation adjustments. This foreign currency change alone increased our debt-to-total capital ratio 5.1%. During the year, the level of our short-term debt varies, and it is usually lower at the end of the year. The average short-term borrowings outstanding for the years ended November 30, 2008 and 2007 were $367.9 million and $370.7 million, respectively. The total average debt outstanding for the years ended November 30, 2008 and 2007 was $1,125.2 million and $940.8 million, respectively.

The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. At November 30, 2008, the exchange rates for the Euro, British pound sterling and Canadian dollar were substantially lower versus the U.S. dollar than in 2007. Exchange rate fluctuations resulted in decreases to accounts receivable of $50 million, inventory of $31 million, goodwill of $113 million and other comprehensive income of $240 million since November 30, 2007.

We entered into three separate forward treasury lock agreements totaling $100 million in July and August of 2008. These forward treasury lock agreements were executed to manage the interest rate risk associated with the forecasted issuance of $250 million of fixed rate medium-term notes issued in September 2008. We cash settled these treasury lock agreements, which were designated as cash flow hedges, for a loss of $1.5 million simultaneous with the issuance of the notes and effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 5.54%. The loss on these agreements has been deferred in other comprehensive income and will be amortized over the five-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material.

In August 2007, we entered into $150 million of forward treasury lock agreements to manage the interest rate risk associated with the forecasted issuance of $250 million of fixed rate medium-term notes issued in December 2007. We cash settled these treasury lock agreements for a loss of $10.5 million simultaneous with the issuance of the medium-term notes and effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 6.25%. We had designated these forward treasury lock agreements as cash flow hedges. The loss on these agreements was deferred in other comprehensive income and is being amortized over the 10-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material.

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus .05%. We designated these swaps, which expire in December 2015, as fair value hedges of the changes in fair value of $100 million of the $200 million 5.20% medium-term notes due 2015 that we issued in December 2005. Any unrealized gain or loss on these swaps will be offset by a corresponding increase or decrease in value of the hedged debt. No hedge ineffectiveness was recognized as these interest rate swaps qualify for the “shortcut” treatment as defined under United States Generally Accepted Accounting Principles (U.S. GAAP).

Credit and Capital Markets – Credit market conditions deteriorated rapidly during our fourth quarter of 2008 and continue into our first quarter of 2009. Several major banks and financial institutions have failed or were forced to seek assistance through distressed sales or emergency government measures. During this time capital markets have seen sharp drops in values and both credit availability and cost have been very volatile. In addition, current market conditions have resulted in higher credit spreads on long-term borrowings and significantly reduced demand for new corporate debt issuances. While not all-inclusive, the following summarizes the more significant impacts we have seen on our business:

26	MCCORMICK & COMPANY 2008 ANNUAL REPORT

CREDIT FACILITIES – Cash flows from operating activities are our primary source of liquidity for funding growth, dividends, and capital expenditures. In the past we have also used this cash to make share repurchases, however we are currently using operating cash flow to pay down debt incurred in the Lawry’s acquisition before we consider resumption of our share repurchase program. We also rely on our revolving credit facilities, or borrowings backed by these facilities, to fund seasonal working capital needs and other general corporate requirements. Our major revolving credit facilities have total committed capacity of $750 million, of which $50 million was drawn upon and remained outstanding at November 30, 2008, leaving a total of $700 million available for borrowing under these two facilities. Subsequent to year-end, the $50 million was repaid. Of these facilities, $250 million expire in 2009 and $500 million expire in 2012. We generally use these facilities to support our issuance of commercial paper. If the commercial paper market is not available or viable we could borrow directly under our revolving credit facilities. The facilities are made available by syndicates of banks, with various commitments per bank. If any of the banks in these syndicates are unable to perform on their commitments, our liquidity could be impacted, which could reduce our ability to grow through funding of seasonal working capital. We believe that our internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to fund ongoing operations.

PENSION ASSETS – We hold investments in equity and debt securities in both our qualified defined benefit pension plans and through a rabbi trust for our nonqualified defined benefit pension plan. Cash payments to pension plans, including unfunded plans, were $19.2 million in 2008, $41.6 million in 2007 and $41.2 million in 2006. During 2008, our primary U.S. defined benefit pension plan moved from overfunded to underfunded status driven by a decrease in the value of plan assets. Because of this situation, it is likely that the 2009 total pension plan contributions will be in a range from $50 to $70 million, which compares to $15.6 million of contributions in 2008. We are currently working with our pension advisors to refine these estimates and determine the appropriate funding levels given recent poor investment returns and new U.S. pension legislation. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan’s liabilities. Across all plans, approximately 59% of assets are invested in equities, 34% in fixed income investments and 7% in other investments. See also note 10 to the financial statements which details more of our funding strategies.

CUSTOMERS AND COUNTERPARTIES - See the subsequent section of this MD&A under Market Risk Sensitivity – Credit Risk.

ACQUISITIONS

Acquisitions of new brands are part of our strategy to improve margins and increase sales and profits.

In July 2008, we completed the purchase of the assets of the Lawry’s business from Conopco, Inc. an indirect subsidiary of Unilever N.V. (“Unilever”). Lawry’s sells a variety of marinades and seasoning blends under the well-known “Lawry’s” and “Adolph’s®” brands in North America. The acquisition included the rights to the brands as well as related inventory and a small number of dedicated production lines. It did not include any manufacturing facilities or employees. The annual sales of this business are approximately $150 million. The allocation

MCCORMICK & COMPANY 2008 ANNUAL REPORT	27

Management’s Discussion and Analysis

of Lawry’s sales is approximately 90% to our consumer segment and 10% to our industrial segment.

The purchase price was $604 million in cash, the assumption of certain liabilities relating to the purchased assets and transaction costs of $11.5 million. We used cash on hand and borrowings under our commercial paper program to fund the purchase price. In September 2008 we issued $250 million in medium-term debt ($248 million in net proceeds) to repay a portion of our outstanding commercial paper issued to fund the Lawry’s acquisition (see note 7 of the financial statements). The transaction has undergone a regulatory review and the Federal Trade Commission issued its final order. In compliance with that order, we sold our Season-All business to Morton International, Inc. With annual sales of approximately $18 million, the Season-All business was sold for $15 million in cash (with net cash proceeds of $14 million). This resulted in a pre-tax gain of $12.9 million which was recorded as part of Other income in our income statement.

We are accounting for the acquisition of Lawry’s as a purchase of a business under U.S. GAAP. Under the purchase method of accounting, the assets and liabilities of Lawry’s are recorded as of the acquisition date, at their respective fair values, and consolidated with our assets and liabilities. The excess purchase price over the estimated fair value of the tangible net assets purchased was $606.2 million. The allocation of the purchase price in these financial statements is based on preliminary estimates, subject to revision after appraisals have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. As of November 30, 2008, $202.0 million was allocated to other intangible assets and $404.2 million to goodwill. The significant amount of goodwill is due to the profitability of the Lawry’s business and our plans to grow this business to achieve synergies during the integration process. We expect the final valuation to result in a value for brands and other intangible assets, a portion of which will be amortizable and a portion of which will be non-amortizable. We have included an estimate of intangible asset amortization in our income statement since the date of acquisition. For tax purposes, goodwill resulting from this acquisition is deductible.

In the financial statements we have not included pro-forma historical information, as if the results of Lawry’s had been included from the beginning of the periods presented, since the use of forward-looking information would be necessary in order to meaningfully present the effects of the acquisition. Forward-looking information, rather than historical information, would be required as Lawry’s was operated as a part of a larger business within Unilever and the expense structure and level of brand support will be different under our ownership. Net sales for the year ended November 30, 2008 from this acquisition were $40.6 million. Operating expenses for 2008 include amortization of intangible assets from the Lawry’s acquisition of $2.0 million.

In February 2008, we purchased Billy Bee Honey Products Ltd. (Billy Bee) for $76.4 million in cash, a business which operates in North America and is primarily included in our consumer segment from the date of acquisition. Billy Bee markets and sells under the “Billy Bee” and “Doyon®” brands. The annual sales of this business are approximately $37.0 million and include branded, private label and industrial products.

The excess purchase price over the estimated fair value of the tangible net assets purchased was $74.2 million. The allocation of the purchase price in these financial statements is based on preliminary estimates, subject to revision after appraisals have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. We have preliminarily allocated $18.6 million to other intangible assets and $55.6 million to goodwill. We expect the final valuation to result in a value for brands and other intangible assets, a portion of which will be amortizable and a portion of which will be non-amortizable. We have included an estimate of intangible asset amortization in our income statement since the date of acquisition.

In June 2006, we purchased the assets of the Simply Asia Foods business for $97.6 million in cash. The $97.6 million purchase price was initially funded

28	MCCORMICK & COMPANY 2008 ANNUAL REPORT

with commercial paper. In July 2006, we issued $100 million of 5.80% senior notes due 2011 to pay down this commercial paper debt. This business operates in North America and has been included in our consumer segment since the date of acquisition. Simply Asia Foods develops, imports and markets a line of authentic, easy-to-prepare Asian products under the Thai Kitchen and Simply Asia brands. Its primary products include noodle and soup bowls, meal kits, coconut milk, and various sauces and pastes. In 2007, we completed the final valuation of assets for Simply Asia Foods which resulted in $4.8 million being allocated to tangible net assets, $28.2 million allocated to other intangibles assets and $64.6 million allocated to goodwill. The value for brands and other intangible assets consists of $12.1 million which is amortizable and $16.1 million which is non-amortizable. For tax purposes, goodwill resulting from this acquisition is deductible.

In July 2007, we purchased Thai Kitchen SA for $12.8 million in cash, a business which operates the Thai Kitchen brand in Europe. This acquisition complements our U.S. purchase of Simply Asia Foods in 2006. The annual sales at the time of the acquisition were approximately $7 million.

In August 2006, we invested $5.0 million in an industrial joint venture in South Africa.

IMPAIRMENT CHARGE

In the fourth quarter of 2008, we recorded a non-cash impairment charge to reduce the value of our Silvo brand name in The Netherlands.

The financial results of the Silvo business, which we acquired in 2004, have been affected by a reduction in retail distribution driven by changing market conditions. Over the last several years we have been pursuing aggressive plans in response to these challenging market conditions to build sales and profit for the Silvo brand. In 2008 our plans included innovation around the Silvo brand and distribution expansion. As we progressed through 2008, execution of these plans was not meeting our expectations. A revised strategy for the Silvo brand was formulated and approved in late 2008. We conducted our annual impairment testing of the Silvo brand intangible asset under SFAS No. 142 utilizing the expected results associated with this revised strategy. We calculated the fair value of the Silvo brand using the relief-from-royalty method and determined that the brand fair value was below its carrying value. Consequently, we recorded a non-cash impairment charge of $29.0 million in our consumer business.

RESTRUCTURING ACTIVITIES

As part of our plan to improve margins, we announced in September 2005 significant actions to improve the effectiveness of our supply chain and reduce costs. This restructuring plan was approved by the Board of Directors in November 2005. As part of this plan, we consolidated our global manufacturing, rationalized our distribution facilities, improved our go-to-market strategy, eliminated administrative redundancies and rationalized our joint venture partnerships. As of November 30, 2008 the majority of our restructuring program had been completed, although certain parts are still underway and are expected to be completed in 2009.

The restructuring plan has reduced complexity and increased the organizational focus on growth opportunities in both the consumer and industrial businesses. We

We expect to reach up to $65 million in annual savings in 2009, ahead of our $50 million goal.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	29

Management’s Discussion and Analysis

realized $56 million of annual cost savings by the end of 2008. In 2006, we realized $10 million of savings and another $35 million in 2007. This has improved margins and increased earnings per share, offset higher costs, as well as allowed us to invest a portion of these savings in sales growth drivers such as marketing support for our brands. These savings are reflected in both cost of goods sold and selling, general and administrative expenses in the income statement.

Total pre-tax charges under this restructuring plan are estimated to be $125 million with approximately 65% related to the consumer segment and 35% related to the industrial segment. Of these charges, we expect that approximately $100 million will consist of severance and other personnel costs and approximately $50 million of other exit costs. Asset write-offs are expected to be $10 million, exclusive of the $34 million gain on our redemption of Signature in 2006.

Restructuring charges to date include $10.7 million recorded in 2005, $50.1 million recorded during 2006 (including the gain on Signature), $34.8 million recorded in 2007 and $16.6 million recorded in 2008. For the total plan, the cash related portion of the charges will be approximately $105 million, with total cash spent to date of $84.1 million, after offsetting the $14.4 million of net cash received from the sale of the Salinas, California manufacturing facility in 2008 and $9.2 million in net cash received from the redemption of Signature in 2006. We are funding this spending through internally generated funds. A significant portion of the cash expenditure is for employee severance. The actions being taken pursuant to the restructuring plan are expected to eliminate 1,325 positions by the conclusion of the plan. Of the expected global workforce reduction, 1,270 positions have been eliminated as of November 30, 2008.

Joint Venture Transactions – Previously, we participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature and 51% of Dessert Products International (DPI). In 2006, we received the remaining 49% share of DPI in redemption of our 50% ownership investment in Signature. In addition, we received $9.2 million in cash with this transaction.

In recording this transaction, we valued both the investment received and the investment given at their fair value. On the disposition of our Signature investment, the fair value of our investment was $56.0 million as compared to our book value of this unconsolidated subsidiary of $21.7 million. After consideration of transaction costs of $0.6 million and taxes of $7.2 million, we recorded a net after-tax gain of $26.5 million which is shown on the line entitled “(Loss) gain on sale of unconsolidated operations” in our income statement. On the acquisition of the 49% minority interest of DPI, the fair value of these shares was assessed at $46.9 million. As this business was consolidated, the book value of this 49% share was shown as $29.9 million of minority interest on our balance sheet. After consideration of transaction costs of $0.7 million, we allocated $17.7 million to goodwill. The impact of increasing our share in DPI and disposing of Signature on future net income is not material.

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

Other Restructuring Costs – In 2008, we recorded restructuring charges of $16.6 million, of which $12.1 million is reflected in restructuring charges and $4.5 million is reflected in cost of goods sold in our income statement. In 2008, we recorded $13.0 million of severance costs, primarily associated with the reduction of administrative personnel in Europe, the U.S. and

30	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Canada. In addition, we recorded $9.1 million of other exit costs related to the consolidation of production facilities in Europe and the reorganization of distribution networks in the U.S. and U.K. These restructuring charges were partially offset by a $5.5 million credit related to the disposal of assets. This credit was primarily the result of a gain on the disposal of our Salinas manufacturing facility, which was consolidated with other manufacturing facilities in 2007.

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

The business segment components of the restructuring charges recorded in 2008, 2007 and 2006 are as follows:

	2008	2007	2006
Consumer	$9.7	$23.8	$57.1
Industrial	6.9	10.2	27.0

Total restructuring charges	$16.6	$34.0	$84.1

The restructuring charges recorded in the consumer business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S., Europe and Canada; consolidation of certain manufacturing facilities in Europe; and closures of manufacturing facilities in Salinas, California, Sydney, Australia, and Kerava, Finland.

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

MCCORMICK & COMPANY 2008 ANNUAL REPORT	31

Management’s Discussion and Analysis

PERFORMANCE GRAPH – SHAREHOLDER RETURN

Set forth below is a line graph comparing the yearly change in McCormick’s cumulative total shareholder return (stock price appreciation plus reinvestment of dividends) on McCormick’s Non-Voting Common Stock with (1) the cumulative total return of the Standard & Poor’s 500 Stock Price Index, assuming reinvestment of dividends, and (2) the cumulative total return of the Standard & Poor’s Packaged Foods & Meats Index, assuming reinvestment of dividends.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN

Among McCormick, the S&P 500 Stock Price Index and the S&P Packaged Foods & Meats Index

The graph assumes that $100 was invested on November 30, 2003 in McCormick Non-Voting Common Stock, the Standard & Poor’s 500 Stock Price Index and the Standard & Poor’s Packaged Foods & Meats Index, and that all dividends were reinvested through November 30, 2008.

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

Foreign Exchange Risk – We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the U.S. dollar versus the Euro, British pound sterling, Canadian dollar, Australian dollar, Mexican peso, Chinese renminbi, Swiss franc and Thai baht. We routinely enter into foreign currency exchange contracts to facilitate managing foreign currency risk.

During 2008, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Canada and Australia. We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

The following table summarizes the foreign currency exchange contracts held at November 30, 2008. All contracts are valued in U.S. dollars using year-end 2008 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions, all with a maturity period of less than one year.

32	MCCORMICK & COMPANY 2008 ANNUAL REPORT

FOREIGN CURRENCY EXCHANGE CONTRACTS AT NOVEMBER 30, 2008

Currency sold	Currency received	Notional value	Average contractual exchange rate (currency received/currency sold)	Fair value
Euro	US dollar	$16.7	$1.50	$2.5
British pound sterling	US dollar	7.5	1.92	1.5
Canadian dollar	US dollar	19.6	.94	2.7
US dollar	Thai baht	5.3	34.14	(.3)
British pound sterling	Euro	11.4	1.26	.5

We have a number of smaller contracts with an aggregate notional value of $4.4 million to purchase or sell various other currencies, such as the Australian dollar and the Swiss franc as of November 30, 2008. The aggregate fair value of these contracts was $0.2 million at November 30, 2008.

At November 30, 2007, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar and Singapore dollar with a notional value of $63.1 million, all of which matured in 2008. The aggregate fair value of these contracts was $(2.7) million at November 30, 2007.

Contracts with durations which are less than 5 days and used for short-term cash flow funding are not included in the notes or table above.

Interest Rate Risk – Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps and the amortization of any discounts or fees, by fiscal year of maturity at November 30, 2008 and 2007. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

YEAR OF MATURITY AT NOVEMBER 30, 2008

	2009	2010	2011	2012	Thereafter	Total	Fair value
Debt
Fixed rate	$50.4	$.4	$100.0	—	$755.0	$905.8	$889.5
Average interest rate	3.32%	0.00%	5.80%		5.60%

Variable rate	$303.3	$14.0	—	—	$5.0	$322.3	$322.3
Average interest rate	2.09%	2.96%			14.52%
YEAR OF MATURITY AT NOVEMBER 30, 2007
	2008	2009	2010	2011	Thereafter	Total	Fair value
Debt
Fixed rate	$.4	$50.4	$.4	$100.1	$405.0	$556.3	$572.7
Average interest rate	0.09%	3.32%	0.00%	5.80%	6.17%

Variable rate	$149.2	—	$14.0	—	—	$163.2	$163.2
Average interest rate	5.28%		5.04%

The table above displays the debt by the terms of the original debt instrument without consideration of fair value, interest rate swaps and any loan discounts or origination fees. Interest rate swaps have the following effects. The fixed interest rate on $50 million of 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus 0.21% during this period. The fixed interest rate on $100 million of the 5.20% medium-term note due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on LIBOR minus 0.05% during this period. We issued $250 million of 5.75% medium-term notes due in 2017 in December 2007. Forward treasury lock agreements of $150 million were settled upon the issuance of these medium-term notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 6.25%. We issued $250 million of 5.25% medium-term notes due in 2013 in September 2008. Forward treasury lock agreements of $100 million were settled upon the issuance of these medium-term notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 5.54%.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	33

Management’s Discussion and Analysis

Commodity Risk – We purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control. Our most significant raw materials are dairy products, pepper, soybean oil, wheat, capsicums (red peppers and paprika), onion and garlic. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We have not used derivatives to manage the volatility related to this risk.

Credit Risk – The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers, some of which are highly leveraged. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. Current credit markets are highly volatile and some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognized trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2008:

CONTRACTUAL CASH OBLIGATIONS DUE BY YEAR

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	$303.1	$303.1	—	—	—
Long-term debt	925.0	50.6	$114.4	$250.0	$510.0
Operating leases	65.3	20.7	30.3	13.4	.9
Interest payments	361.1	47.7	93.8	81.8	137.8
Raw material purchase obligations (a)	240.4	240.4	—	—	—
Other purchase obligations (b)	3.8	3.8	—	—	—

Total contractual cash obligations	$1,898.7	$666.3	$238.5	$345.2	$648.7

(a)    Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.

(b)    Other purchase obligations primarily consist of advertising media commitments.

In 2009, our pension and postretirement contributions are expected to be approximately $60 million to $80 million. Pension and postretirement funding can vary significantly each year due to changes in legislation and our significant assumptions. As a result, we have not presented pension and postretirement funding in the table above.

COMMERCIAL COMMITMENTS EXPIRATION BY YEAR

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Guarantees	$2.0	$2.0	—	—	—
Standby and trade letters of credit	25.3	25.3	—	—	—
Lines of credit	787.5	287.5	—	$500.0	—

Total commercial commitments	$814.8	$314.8	—	$500.0	—

34	MCCORMICK & COMPANY 2008 ANNUAL REPORT

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of November 30, 2008 and 2007.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension plan. FSP No. 132(R)-1 is effective for our year ending November 30, 2010.

In March 2008, the FASB issued Statement of Financial Accounting Standard (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This standard is intended to improve financial reporting by requiring more disclosure about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No 133; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. SFAS No. 161 is effective for our first quarter of 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” This standard outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent. SFAS No. 160 is effective for our first quarter of 2010. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This standard also establishes disclosure requirements about the nature and financial effects of the business combination. SFAS No. 141R is effective for us for acquisitions made after November 30, 2009. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements, however, the implementation of SFAS No. 141R may have a material impact on our financial statements for businesses we acquire post-adoption.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This standard requires us to (a) record an asset or a liability on our balance sheet for our pension plans’ overfunded or underfunded status (b) record any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income) and (c) measure our pension and postretirement assets and liabilities at November 30 versus our current measurement date of September 30. We complied with the requirement to record the funded status and provided additional disclosures in our 2007 financial statements. The requirement to change the measurement date is effective for our year ending November 30, 2009. The impact of measuring the funded status as of November 30, 2009 will be dependent upon interest rates, market performance and other factors at the measurement date and therefore cannot be determined.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157. We adopted SFAS No. 157 for financial assets and liabilities in the first quarter of 2008 (see note 9 of the financial statements for further details). There was no material effect upon adoption of this new accounting pronouncement on our financial statements. We have not yet determined the impact on our financial statements from adoption of SFAS No. 157 as it pertains to non-financial assets and liabilities for our first quarter of 2009.

On December 1, 2007, we adopted FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 sets a threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For each tax position, we must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. See note 12 of the financial statements for further details.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	35

Management’s Discussion and Analysis

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

In preparing the financial statements in accordance with U.S. GAAP, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. We believe, given current facts and circumstances, our estimates and assumptions are reasonable, adhere to GAAP and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates, and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets and prepaid allowances. We believe our most critical accounting estimates and assumptions are in the following areas:

Customer Contracts

In several of our major markets, the consumer business sells our products by entering into annual or multi-year customer contracts. These contracts include provisions for items such as sales discounts, marketing allowances and performance incentives. These items are expensed based on certain estimated criteria such as sales volume of indirect customers, customers reaching anticipated volume thresholds and marketing spending. We routinely review these criteria and make adjustments as facts and circumstances change.

Goodwill and Intangible Asset Valuation

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We also test for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount and test non-amortizing intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Goodwill Impairment

Utilizing the guidance under SFAS No.142, we have concluded that our reporting units are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit’s goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. As of November 30, 2008, we have $1,230.2 million of goodwill recorded in our balance sheet. Our testing indicates that the current fair values of our reporting units are significantly in excess of carrying values and accordingly we believe that only significant changes in the cash flow assumptions would result in an impairment of goodwill.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the non-amortizable intangible asset. As of November 30, 2008, we have $275.3 million of brand name assets and trademarks recorded in our balance sheet and none of the balances exceed their estimated fair values. We intend to continue to support our brand names. Below is a table which outlines the book value of our major brand names and trademarks as of November 30, 2008:

Lawry’s	$127.0
Zatarain’s	106.4
Simply Asia /Thai Kitchen	18.1
Other	23.8

Total	$275.3

The majority of products marketed under our brand name intangible assets are sold in the United States.

In accordance with SFAS No. 142 we performed the required impairment tests of goodwill and non-amortizable intangible assets and recorded an impairment charge

36	MCCORMICK & COMPANY 2008 ANNUAL REPORT

of $29.0 million for the Silvo brand name in 2008. See note 5 of the financial statements for more details.

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. We are subject to tax audits in each of the jurisdictions, which could result in changes to the taxes previously estimated. The amount of these changes could vary by jurisdiction and are recorded when they are probable and estimable. Income tax expense for 2008 includes $1.8 million of adjustments from the reconciliation of prior year tax estimates to actual tax filings. Management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and on-going tax planning strategies in assessing the need for a valuation allowance.

Pension and Postretirement Benefits

Pension and other postretirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% change in the actuarial assumption for the discount rate would impact pension and postretirement benefit expense by approximately $5 million and $11 million for a 1% increase and a 1% decrease, respectively. A 1% change in the expected return on plan assets would impact pension expense by approximately $5 million and $9 million for a 1% increase and 1% decrease, respectively. In addition, see the preceding sections of MD&A and note 10 of the financial statements for a discussion of these assumptions and the effects on the financial statements.

Stock-Based Compensation

We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, life of options, dividend yield and risk-free interest rate. The significant assumptions used are disclosed in note 11 of the financial statements.

FORWARD-LOOKING INFORMATION

Certain statements contained in this report are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, including those related to: the expected results of operations of businesses acquired by us, the expected impact of the prices of raw materials on our results of operations and gross margins, the expected margin improvements, expected trends in net sales and earnings performance and other financial measures, annualized savings and other benefits from our restructuring activities, the expectations of pension funding, the holding period and market risks associated with financial instruments, the impact of foreign exchange fluctuations, the adequacy of internally generated funds and existing sources of liquidity, such as the availability of bank financing, our ability to issue additional debt or equity securities, and our expectations regarding purchasing shares of our Common Stock under the existing authorizations. Forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Results may be materially affected by external factors such as: damage to our reputation or brand name, business interruptions due to natural disasters or similar unexpected events, actions of competitors, customer relationships and financial condition, the ability to achieve expected cost savings and margin improvements, the successful acquisition and integration of new businesses, fluctuations in the cost and availability of raw and packaging materials, and global economic conditions generally which would include the availability of financing, interest and inflation rates as well as foreign currency fluctuations and other risks described in our Form 10-K for the fiscal year ended November 30, 2008. Actual results could differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	37

Financial Information

39	Report of Management

39	Reports of Independent Registered Public Accounting Firm

41	Consolidated Financial Statements

41	Consolidated Income Statement
42	Consolidated Balance Sheet
43	Consolidated Cash Flow Statement
44	Consolidated Statement of Shareholders’ Equity

45	Notes to Consolidated Financial Statements

45	Note 1	Summary of Significant Accounting Policies
47	Note 2	Acquisitions
48	Note 3	Restructuring Activities
50	Note 4	Goodwill and Intangible Assets
51	Note 5	Impairment Charge
51	Note 6	Investments in Affiliates
51	Note 7	Financing Arrangements
52	Note 8	Financial Instruments
54	Note 9	Fair Value Measurements
54	Note 10	Employee Benefit and Retirement Plans
57	Note 11	Stock-based Compensation
59	Note 12	Income Taxes
61	Note 13	Earnings per Share
61	Note 14	Capital Stocks
61	Note 15	Commitments and Contingencies
61	Note 16	Business Segments and Geographic Areas
63	Note 17	Supplemental Financial Statement Data
63	Note 18	Selected Quarterly Data (Unaudited)

64	Historical Financial Summary

38	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Report of Management

We are responsible for the preparation and integrity of the consolidated financial statements appearing in our Annual Report. The consolidated financial statements were prepared in conformity with United States generally accepted accounting principles and include amounts based on our estimates and judgments. All other financial information in this report has been presented on a basis consistent with the information included in the financial statements.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded with reasonable assurance that our internal control over financial reporting was effective as of November 30, 2008.

Our internal control over financial reporting as of November 30, 2008 has been audited by Ernst & Young LLP.

Alan D. Wilson President & Chief Executive Officer

Gordon M. Stetz Executive Vice President & Chief Financial Officer

Kenneth A. Kelly, Jr. Senior Vice President & Controller, Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McCormick & Company, Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

MCCORMICK & COMPANY 2008 ANNUAL REPORT	39

become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McCormick & Company, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 30, 2008 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2008 and 2007 and the related consolidated income statements, statements of shareholders’ equity and cash flow statements for each of the three years in the period ended November 30, 2008, and our report dated January 27, 2009 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 27, 2009

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated and subsidiaries as of November 30, 2008 and 2007, and the related consolidated income statements, statements of shareholders’ equity, and cash flow statements for each of the three years in the period ended November 30, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated and subsidiaries at November 30, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note 12 of the notes to consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes upon adoption of the Financial Accounting Standards Board’s Interpretation No, 48, “Accounting for Uncertainty in Income Taxes” on December 1, 2007.

As discussed in note 10 of the notes to consolidated financial statements, the Company changed its method of accounting for defined benefit post retirement plans upon adoption of the recognition and related disclosure provisions of Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Post Retirement Plans” on November 30, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 27, 2009 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 27, 2009

40	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Consolidated Income Statement

for the year ended November 30 (millions except per share data)	2008	2007	2006
Net sales	$3,176.6	$2,916.2	$2,716.4
Cost of goods sold	1,888.4	1,724.4	1,601.8

Gross profit	1,288.2	1,191.8	1,114.6
Selling, general and administrative expense	870.6	806.9	772.6
Impairment charge	29.0	—	—
Restructuring charges	12.1	30.7	72.4

Operating income	376.5	354.2	269.6
Interest expense	56.7	60.6	53.7
Other income, net	18.0	8.8	7.1

Income from consolidated operations before income taxes	337.8	302.4	223.0
Income taxes	100.6	92.2	64.7

Net income from consolidated operations	237.2	210.2	158.3
(Loss) gain on sale of unconsolidated operations	—	(.8)	26.8
Income from unconsolidated operations	18.6	20.7	17.1

Net income	$255.8	$230.1	$202.2

Earnings per share – basic	$1.98	$1.78	$1.53
Earnings per share – diluted	$1.94	$1.73	$1.50

See Notes to Consolidated Financial Statements, pages 45-63.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	41

Consolidated Balance Sheet

at November 30 (millions)	2008	2007
Assets
Cash and cash equivalents	$38.9	$45.9
Receivables, less allowances of $4.6 for 2008 and $5.7 for 2007	414.7	456.5
Inventories	439.0	430.2
Prepaid expenses and other current assets	75.7	50.5

Total current assets	968.3	983.1

Property, plant and equipment, net	461.1	487.6
Goodwill	1,230.2	879.5
Intangible assets, net	374.8	207.5
Prepaid allowances	32.9	39.3
Investments and other assets	153.0	190.5

Total assets	$3,220.3	$2,787.5

Liabilities
Short-term borrowings	$303.1	$149.2
Current portion of long-term debt	50.9	.4
Trade accounts payable	266.1	243.3
Other accrued liabilities	414.0	468.4

Total current liabilities	1,034.1	861.3

Long-term debt	885.2	573.5
Other long-term liabilities	245.7	267.6

Total liabilities	2,165.0	1,702.4

Shareholders’ equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2008 – 12.3 shares, 2007 – 12.8 shares	223.1	201.0
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2008 – 117.8 shares, 2007 – 115.0 shares	358.7	300.0
Retained earnings	425.4	323.8
Accumulated other comprehensive income	48.1	260.3

Total shareholders’ equity	1,055.3	1,085.1

Total liabilities and shareholders’ equity	$3,220.3	$2,787.5

See Notes to Consolidated Financial Statements, pages 45-63.

42	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Consolidated Cash Flow Statement

for the year ended November 30 (millions)	2008	2007	2006
Operating activities
Net income	$255.8	$230.1	$202.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	85.6	82.6	84.3
Stock-based compensation	18.2	21.4	24.9
(Gain) loss on sale of assets	(22.9)	.5	.9
Impairment charge	29.0	—	—
Loss (gain) on sale of unconsolidated operations	—	.8	(26.8)
Deferred income taxes	(8.8)	(12.0)	(26.0)
Income from unconsolidated operations	(18.6)	(20.7)	(17.1)
Changes in operating assets and liabilities:
Receivables	(4.9)	(51.6)	14.9
Inventories	(27.4)	(7.9)	(42.3)
Trade accounts payable	42.6	8.9	19.1
Other assets and liabilities	(47.4)	(47.1)	58.3
Dividends received from unconsolidated affiliates	13.4	19.5	18.4

Net cash provided by operating activities	314.6	224.5	310.8

Investing activities
Acquisitions of businesses	(693.3)	(15.9)	(102.6)
Capital expenditures	(85.8)	(78.5)	(84.8)
Proceeds from redemption of joint venture	—	—	9.2
Proceeds from sale of business	14.0	—	—
Proceeds from sale of property, plant and equipment	18.1	1.6	6.1

Net cash used in investing activities	(747.0)	(92.8)	(172.1)

Financing activities
Short-term borrowings, net	156.5	66.0	(24.8)
Long-term debt borrowings	503.0	—	299.7
Long-term debt repayments	(150.4)	(.5)	(197.7)
Proceeds from exercised stock options	48.8	43.0	46.5
Common stock acquired by purchase	(11.0)	(157.0)	(155.9)
Dividends paid	(113.5)	(103.6)	(95.0)

Net cash provided by (used in) financing activities	433.4	(152.1)	(127.2)

Effect of exchange rate changes on cash and cash equivalents	(8.0)	17.3	7.2
(Decrease) increase in cash and cash equivalents	(7.0)	(3.1)	18.7
Cash and cash equivalents at beginning of year	45.9	49.0	30.3

Cash and cash equivalents at end of year	$38.9	$45.9	$49.0

See Notes to Consolidated Financial Statements, pages 45-63.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	43

Consolidated Statement of Shareholders’ Equity

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity
Balance, November 30, 2005	14.5	118.1	$386.9	$385.4	$27.6	$799.9

Comprehensive income:
Net income				202.2		202.2
Currency translation adjustments					110.0	110.0
Change in derivative financial instruments, net of tax of $1.4					2.3	2.3
Minimum pension liability adjustment, net of tax of $0.1					.4	.4

Comprehensive income						314.9

Dividends				(97.1)		(97.1)
Stock-based compensation			24.9			24.9
Shares purchased and retired	(.8)	(3.6)	(16.6)	(141.8)		(158.4)
Shares issued, including tax benefit of $9.5	1.4	.5	49.1			49.1
Equal exchange	(1.9)	1.9				—

Balance, November 30, 2006	13.2	116.9	$444.3	$348.7	$140.3	$933.3

Comprehensive income:
Net income				230.1		230.1
Currency translation adjustments					123.2	123.2
Change in derivative financial instruments, net of tax of $4.9					(8.5)	(8.5)
Minimum pension liability adjustment, net of tax of $30.3					54.6	54.6

Comprehensive income						399.4

Dividends				(105.6)		(105.6)
Adjustment from the adoption of SFAS No. 158, net of tax of $27.2					(49.3)	(49.3)
Stock-based compensation			21.4			21.4
Shares purchased and retired	(.6)	(3.9)	(18.7)	(149.4)		(168.1)
Shares issued, including tax benefit of $9.4	1.5	.7	54.0			54.0
Equal exchange	(1.3)	1.3				—

Balance, November 30, 2007	12.8	115.0	$501.0	$323.8	$260.3	$1,085.1

Comprehensive income:
Net income				255.8		255.8
Currency translation adjustments					(240.4)	(240.4)
Change in derivative financial instruments, net of tax of $4.9					10.0	10.0
Unrealized components of pension plans, net of tax of $7.4					18.2	18.2

Comprehensive income						43.6

Dividends				(116.7)		(116.7)
Adjustment from the adoption of FIN 48				(12.8)		(12.8)
Stock-based compensation			18.2			18.2
Shares purchased and retired	(.7)	(.2)	(10.9)	(24.7)		(35.6)
Shares issued, including tax benefit of $14.4	2.4	.8	73.5			73.5
Equal exchange	(2.2)	2.2				—

Balance, November 30, 2008	12.3	117.8	$581.8	$425.4	$48.1	$1,055.3

See Notes to Consolidated Financial Statements, pages 45-63.

44	MCCORMICK & COMPANY 2008 ANNUAL REPORT

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

Capitalized Software Development Costs

We capitalize costs of software developed or obtained for internal use. Capitalized software development costs include only (1) direct costs paid to others for materials and services to develop or buy the software, (2) payroll and payroll-related costs for employees who work directly on the software development project and (3) interest costs while developing the software. Capitalization of these costs stops when the project is substantially complete and ready for use. Software is amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $12.1 million of software during the year ended November 30, 2008, $19.9 million during the year ended November 30, 2007 and $15.4 million during the year ended November 30, 2006.

Goodwill and Other Intangible Assets

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We also test goodwill for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount and test non-amortizing intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired. Separable intangible assets that have finite useful lives are amortized over those lives.

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from those estimates.

Goodwill Impairment

Utilizing the guidance under SFAS No. 142, we have concluded that our reporting units used to measure goodwill values are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit’s goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the non-amortizable intangible asset. If the carrying amount of the non-amortizable intangible asset exceeds its fair value, an impairment charge is recorded to the extent the recorded non-amortizable intangible asset exceeds the fair value.

See note 5 for a discussion of the Silvo brand name impairment charge recorded in 2008.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	45

Notes to Consolidated Financial Statements

Prepaid Allowances

Prepaid allowances arise when we prepay sales discounts and marketing allowances to certain customers on multi-year sales contracts. These costs are capitalized and amortized against net sales. The majority of our contracts are for a specific committed customer sales volume while others are for a specific time duration. Prepaid allowances on volume based contracts are amortized based on the actual volume of customer purchases, while prepaid allowances on time-based contracts are amortized on a straight-line basis over the life of the contract. The amounts reported in the balance sheet are stated at the lower of unamortized cost or our estimate of the net realizable value of these allowances.

Revenue Recognition

We recognize revenue when we have an agreement with the customer, the product has been delivered to the customer, the sales price is fixed and collectibility is reasonably assured. We reduce revenue for estimated product returns, allowances and price discounts based on historical experience and contractual terms.

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

Shipping and Handling

Shipping and handling costs on our products sold to customers are included in selling, general and administrative expense in the income statement. Shipping and handling expense was $84.0 million, $81.9 million and $81.7 million for 2008, 2007 and 2006, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in selling, general and administrative expense in the income statement. Research and development expense was $51.0 million, $49.3 million and $45.0 million for 2008, 2007 and 2006, respectively.

Marketing Support

Total marketing support costs, which are included in selling, general and administrative expense in the income statement, were $127.0 million, $112.3 million and $108.6 million for 2008, 2007 and 2006, respectively. Marketing support costs include advertising, promotions and customer trade funds used for cooperative advertising. Promotion costs include consumer promotions, point of sale materials and sampling programs. Advertising costs include the development and production of ads and the communication of ads through print, television, radio and the Internet and in-store advertising expenses. These ads are expensed in the period in which they first run. Advertising expense was $57.4 million, $54.7 million and $57.9 million for 2008, 2007 and 2006, respectively.

Recently Issued Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (FASB) issued FASB Staff Position (FSP) No. 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” to provide guidance on an employer’s disclosures about plan assets of a defined benefit pension plan. FSP No. 132(R)-1 is effective for our year ending November 30, 2010.

In March 2008, FASB issued Statement of Financial Accounting Standard (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This standard is intended to improve financial reporting by requiring more disclosure about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under SFAS No 133; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. SFAS No. 161 is effective for our first quarter of 2009.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements.” This standard outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent. SFAS No. 160 is effective for our first quarter of 2010. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations.” This standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This

46	MCCORMICK & COMPANY 2008 ANNUAL REPORT

standard also establishes disclosure requirements about the nature and financial effects of the business combination. SFAS No. 141R is effective for us for acquisitions made after November 30, 2009. We have not yet determined the impact from adoption of this new accounting pronouncement on our financial statements, however, the implementation of SFAS No. 141R may have a material impact on our financial statements for businesses we acquire post-adoption.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” This standard requires us to (a) record an asset or a liability on our balance sheet for our pension plans’ overfunded or underfunded status (b) record any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income) and (c) measure our pension and postretirement assets and liabilities at November 30 versus our current measurement date of September 30. We complied with the requirement to record the funded status and provided additional disclosures in our 2007 financial statements. The requirement to change the measurement date is effective for our year ending November 30, 2009. The impact of measuring the funded status as of November 30, 2009 will be dependent upon interest rates, market performance and other factors at the measurement date and therefore cannot be determined.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” This standard defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements but rather applies to all other accounting pronouncements that require or permit fair value measurements. In February 2008, the FASB issued a one-year deferral for non-financial assets and liabilities to comply with SFAS No. 157. We adopted SFAS No. 157 for financial assets and liabilities in the first quarter of 2008 (see note 9 for further details). There was no material effect upon adoption of this new accounting pronouncement on our financial statements. We have not yet determined the impact on our financial statements from adoption of SFAS No. 157 as it pertains to non-financial assets and liabilities for our first quarter of 2009.

On December 1, 2007, we adopted FASB Interpretation 48 (FIN 48), “Accounting for Uncertainty in Income Taxes.” FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements. FIN 48 sets a threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For each tax position, we must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. See note 12 for further details.

2. ACQUISITIONS

Acquisitions of new brands are part of our strategy to improve margins and increase sales and profits.

In July 2008, we completed the purchase of the assets of the Lawry’s business from Conopco, Inc. an indirect subsidiary of Unilever N.V. (“Unilever”). Lawry’s sells a variety of marinades and seasoning blends under the well-known “Lawry’s” and “Adolph’s” brands in North America. The acquisition included the rights to the brands as well as related inventory and a small number of dedicated production lines. It did not include any manufacturing facilities or employees. The annual sales of this business are approximately $150 million. The allocation of Lawry’s sales is approximately 90% to our consumer segment and 10% to our industrial segment.

The purchase price was $604 million in cash, the assumption of certain liabilities relating to the purchased assets and transaction costs of $11.5 million. We used cash on hand and borrowings under our commercial paper program to fund the purchase price. In September 2008 we issued $250 million in medium-term debt ($248 million in net proceeds) to repay a portion of our outstanding commercial paper issued to fund the Lawry’s acquisition (see note 7). The transaction has undergone a regulatory review and the Federal Trade Commission issued its final order. In compliance with that order, we sold our Season-All business to Morton International, Inc. With annual sales of approximately $18 million, the Season-All business was sold for $15 million in cash (with net cash proceeds of $14 million). This resulted in a pre-tax gain of $12.9 million which was recorded as part of Other income in our income statement.

We are accounting for the acquisition of Lawry’s as a purchase of a business under United States generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of Lawry’s are recorded as of the acquisition date, at their respective fair

MCCORMICK & COMPANY 2008 ANNUAL REPORT	47

Notes to Consolidated Financial Statements

values, and consolidated with our assets and liabilities. The excess purchase price over the estimated fair value of the tangible net assets purchased was $606.2 million. The allocation of the purchase price in these financial statements is based on preliminary estimates, subject to revision after appraisals have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. As of November 30, 2008, $202.0 million was allocated to other intangible assets and $404.2 million to goodwill. The significant amount of goodwill is due to the profitability of the Lawry’s business and our plans to grow this business and to achieve synergies during the integration process. We expect the final valuation to result in a value for brands and other intangible assets, a portion of which will be amortizable and a portion of which will be non-amortizable. We have included an estimate of intangible asset amortization in our income statement since the date of acquisition. For tax purposes, goodwill resulting from the acquisition is deductible.

In the financial statements we have not included pro-forma historical information, as if the results of Lawry’s had been included from the beginning of the periods presented, since the use of forward-looking information would be necessary in order to meaningfully present the effects of the acquisition. Forward-looking information, rather than historical information, would be required as Lawry’s was operated as a part of a larger business within Unilever and the expense structure and level of brand support will be different under our ownership. Net sales included in 2008 were $40.6 million. Operating expenses for 2008 include amortization of intangible assets from the Lawry’s acquisition of $2.0 million.

In February 2008, we purchased Billy Bee Honey Products Ltd. (Billy Bee) for $76.4 million in cash. Billy Bee is a business which operates in North America and is primarily included in our consumer segment from the date of acquisition. Billy Bee markets and sells under the “Billy Bee” and “Doyon” brands. The annual sales of this business are approximately $37.0 million and include branded, private label and industrial products.

The excess purchase price over the estimated fair value of the tangible net assets purchased was $74.2 million. The allocation of the purchase price in these financial statements is based on preliminary estimates, subject to revision after appraisals have been finalized. Revisions to the allocation, which may be significant, will be reported as changes to various assets and liabilities, including goodwill and other intangible assets. We have preliminarily allocated $18.6 million to other intangible assets and $55.6 million to goodwill. We expect the final valuation to result in a value for brands and other intangible assets, a portion of which will be amortizable and a portion of which will be non-amortizable. We have included an estimate of intangible asset amortization in our income statement since the date of acquisition.

In June 2006, we purchased the assets of the Simply Asia Foods business for $97.6 million in cash. The $97.6 million purchase price was initially funded with commercial paper. In July 2006, we issued $100 million of 5.80% senior notes due 2011 to pay down this commercial paper debt. This business operates in North America and has been included in our consumer segment since the date of acquisition. Simply Asia Foods develops, imports and markets a line of authentic, easy-to-prepare Asian products under the Thai Kitchen and Simply Asia brands. Its primary products include noodle and soup bowls, meal kits, coconut milk, and various sauces and pastes. In 2007, we completed the final valuation of assets for Simply Asia Foods which resulted in $4.8 million being allocated to tangible net assets, $28.2 million allocated to other intangibles assets and $64.6 million allocated to goodwill. The value for brands and other intangible assets consists of $12.1 million which is amortizable and $16.1 million which is non-amortizable. For tax purposes, goodwill resulting from the acquisition is deductible.

In July 2007, we purchased Thai Kitchen SA for $12.8 million in cash, a business which operates the Thai Kitchen brand in Europe. This acquisition complements our U.S. purchase of Simply Asia Foods in 2006. The annual sales at the time of the acquisition were approximately $7 million.

In August 2006, we invested $5.0 million in an industrial joint venture in South Africa.

3. RESTRUCTURING ACTIVITIES

In November 2005, the Board of Directors approved a restructuring plan to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy, eliminate administrative redundancies and rationalize our joint venture partnerships. We estimate total pre-tax charges of approximately $125 million for this

48	MCCORMICK & COMPANY 2008 ANNUAL REPORT

program. The segment breakdown of the total charges is expected to be approximately 65% related to the consumer segment and 35% related to the industrial segment. Of these charges, we expect approximately $100 million will consist of severance and other personnel costs and approximately $50 million for other exit costs. Asset write-offs are expected to be approximately $10 million, exclusive of the $34 million pre-tax gain on the redemption of our Signature Brands, L.L.C. joint venture (Signature) recorded in 2006. We expect the cash related portion of the charges will be approximately $105 million. As of November 30, 2008 the majority of our restructuring program had been completed, although certain parts are still underway and will be completed in 2009.

The following is a summary of restructuring activities:

(millions)	2008	2007	2006
Pre-tax restructuring charges
Other restructuring charges	$12.1	$30.7	$72.4
Recorded in cost of goods sold	4.5	3.3	11.7

Reduction in operating income	16.6	34.0	84.1

Income tax effect	(5.1)	(10.6)	(27.0)
Loss (gain) on sale of unconsolidated operations, net of tax	—	.8	(26.8)

Reduction in net income	$11.5	$24.2	$30.3

From inception of the project in November 2005, we have incurred $112.5 million of restructuring charges, including gains on the disposals of our manufacturing facility in 2007 and 2008, the $33.7 million gain recorded on the redemption of our Signature investment in 2006 and other gains from joint ventures in 2006 and 2007. The actions being taken pursuant to the restructuring plan are expected to eliminate 1,325 positions by the conclusion of the plan. Of the expected global workforce reduction, 1,270 positions have been eliminated as of November 30, 2008.

Joint Venture Transactions – Previously, we participated in two separate joint ventures with the same joint venture partner, Hero A.G. We owned 50% of Signature and 51% of Dessert Products International, S.A.S. (DPI). Signature is a cake decorating business in the U.S. and DPI markets the Vahiné® brand of dessert aids in France and other European countries.

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

Other Restructuring Costs – In 2008, we recorded $13.0 million of severance costs, primarily associated with the reduction of administrative personnel in Europe, the U.S. and Canada. In addition, we recorded $9.1 million of other exit costs related to the consolidation of production facilities in Europe and the reorganization of distribution networks in the U.S and U.K. These restructuring charges were offset by a $5.5 million credit related to the disposal of assets. This credit was primarily the result of a gain on the disposal of our Salinas manufacturing facility, which was consolidated with other manufacturing facilities in 2007.

In 2007, we recorded $14.9 million of severance costs, primarily associated with the reduction of administrative personnel in the U.S. and Europe. In addition, we recorded $16.7 million of other exit costs resulting from the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland and the consolidation of production facilities in Europe. The remaining $2.4 million of asset write-downs is comprised of inventory write-offs as a result of the closure of the manufacturing facilities in Salinas, California and Hunt Valley, Maryland and accelerated

MCCORMICK & COMPANY 2008 ANNUAL REPORT	49

Notes to Consolidated Financial Statements

depreciation of assets, mostly offset by the asset gain from the sale of our manufacturing facility in Paisley, Scotland.

In 2006, we recorded $54.9 million of severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S.; closures of manufacturing facilities in Salinas, California; Hunt Valley, Maryland; Sydney, Australia; Paisley, Scotland; and Kerava, Finland; and reorganization of administrative functions in Europe. In addition, we recorded $15.7 million of other exit costs associated with the consolidation of production facilities and the reorganization of the sales and distribution networks in the U.S. and Europe and contract termination costs associated with customers and distributors in connection with the closure of the business in Finland. The $13.5 million of restructuring charges for asset write-downs is primarily accelerated depreciation related to the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland, the closure of the plants in Paisley, Scotland and Kerava, Finland and inventory write-offs as a result of the plant closings. These expenses were partially offset by net gains on the disposition of assets.

The business segment components of the restructuring charges recorded in 2008, 2007 and 2006 are as follows:

(millions)	2008	2007	2006
Consumer	$9.7	$23.8	$57.1
Industrial	6.9	10.2	27.0

Total restructuring charges	$16.6	$34.0	$84.1

The restructuring charges recorded in the consumer business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S., Europe and Canada; consolidation of certain manufacturing facilities in Europe; the reorganization of distribution networks in the U.S. and the U.K.; and closure of manufacturing facilities in Salinas, California (offset by the asset gain), Sydney, Australia, and Kerava, Finland.

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

During 2008, 2007 and 2006, we spent $0.8 million, $42.2 million and $39.5 million, respectively, in cash on the restructuring plan. From inception of the project in November 2005, $84.1 million in cash has been spent on the restructuring plan, including the $14.4 million cash received from the Salinas sale in 2008 and $9.2 million cash received on redemption of our Signature investment in 2006.

The major components of the restructuring charges and the remaining accrual balance relating to the restructuring plan as of November 30, 2006, 2007 and 2008 follow:

(millions)	Severance and personnel costs	Asset write-downs	Other exit costs	Total
Balance at Nov. 30, 2005	$8.0	—	$.7	$8.7

2006
Restructuring charges	$54.9	$13.5	$15.7	$84.1
Amounts utilized	(42.6)	(13.5)	(13.3)	(69.4)

	$20.3	—	$3.1	$23.4

2007
Restructuring charges	$14.9	$2.4	$16.7	$34.0
Amounts utilized	(28.1)	(2.4)	(19.4)	(49.9)

	$7.1	—	$.4	$7.5

2008
Restructuring charges	$13.0	$(5.5)	$9.1	$16.6
Amounts utilized	(12.3)	5.5	(6.8)	(13.6)

	$7.8	—	$2.7	$10.5

4. GOODWILL AND INTANGIBLE ASSETS

The following table displays intangible assets as of November 30, 2008 and 2007:

	2008		2007
(millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizable intangible assets	$111.1	$11.6	$36.9	$7.1
Non-amortizable intangible assets:
Goodwill	1,230.2	—	879.5	—
Brand names	268.1	—	168.0	—
Trademarks	7.2	—	9.7	—

	1,505.5	—	1,057.2	—

Total goodwill and intangible Assets	$1,616.6	$11.6	$1,094.1	$7.1

Intangible asset amortization expense was $5.9 million, $3.2 million and $1.8 million for 2008, 2007 and 2006, respectively. At November 30, 2008, amortizable intangible assets had an average remaining life of approximately 14 years.

50	MCCORMICK & COMPANY 2008 ANNUAL REPORT

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2008 and 2007 are as follows:

	2008		2007
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$822.5	$57.0	$754.7	$49.1
Goodwill acquired	384.8	78.8	10.1	5.1
Foreign currency fluctuations	(97.3)	(15.6)	57.7	2.8

End of year	$1,110.0	$120.2	$822.5	$57.0

5. IMPAIRMENT CHARGE

In the fourth quarter of 2008, we recorded an impairment charge for a reduction in the value of our Silvo brand name in The Netherlands.

The financial results of the Silvo business, which we acquired in 2004, have been affected by a reduction in retail distribution driven by changing market conditions. We have been pursuing an aggressive plan to build sales and profit for the Silvo brand; however, execution of the plan has been below expectations.

During our annual impairment testing in the fourth quarter of 2008 under SFAS No. 142, we calculated the fair value of the Silvo brand using the relief-from-royalty method and determined that it was lower than its carrying value. Consequently, we recorded a non-cash impairment charge of $29.0 million in our consumer business segment.

6. INVESTMENTS IN AFFILIATES

Summarized year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2008	2007	2006
Net sales	$483.8	$415.7	$435.7
Gross profit	167.0	168.6	167.9
Net income	36.7	44.2	39.8

Current assets	$178.7	$170.3	$154.1
Noncurrent assets	54.1	54.0	53.0
Current liabilities	105.3	101.4	75.1
Noncurrent liabilities	9.3	9.9	8.8

Our share of undistributed earnings of unconsolidated affiliates was $51.8 million at November 30, 2008. Royalty income from unconsolidated affiliates was $13.3 million, $11.4 million and $11.1 million for 2008, 2007 and 2006, respectively.

Our principal investment in unconsolidated affiliates is a 50% interest in McCormick de Mexico, S.A. de C.V. Through March 2006, we also had a 50% interest in Signature Brands LLC.

7. FINANCING ARRANGEMENTS

Our outstanding debt is as follows:

(millions)	2008	2007
Short-term borrowings
Commercial paper	$252.0	$145.7
Other	51.1	3.5

	$303.1	$149.2

Weighted-average interest rate of short-term borrowings at year-end	2.08%	5.28%

Long-term debt
6.80% medium-term notes due 2008	$—	$150.0
3.35% medium-term notes due 2009 (1)	50.3	49.9
5.80% medium-term notes due 2011	100.0	100.0
5.25% medium-term notes due 2013 (2)	248.1	—
5.20% medium-term notes due 2015 (3)	214.2	203.7
5.75% medium-term notes due 2017 (4)	248.5	—
7.63% - 8.12% medium-term notes due 2024	55.0	55.0
Other	20.0	15.3

	936.1	573.9
Less current portion	50.9	.4

	$885.2	$573.5

(1)	The fixed interest rate on the 3.35% medium-term notes due in 2009 is effectively converted to a variable rate by interest rate swaps through 2009. Net interest payments are based on LIBOR minus 0.21% during this period.
(2)	Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 5.54%.
(3)	The fixed interest rate on $100 million of the 5.20% medium-term notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on LIBOR minus 0.05% during this period.
(4)	Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 6.25%.

Maturities of long-term debt during the years subsequent to November 30, 2009 are as follows (in millions):

2010 – $14.4

2011 – $100.0

2012 –      –

2013 – $250.0

Thereafter – $510.0

In September 2008, we issued $250 million of 5.25% notes due 2013, with net cash proceeds received of $248.0 million. Interest is payable semiannually in arrears in March and September of each year. Of these notes, $100 million were subject to an interest rate hedge as further discussed in note 8. The net proceeds from this

MCCORMICK & COMPANY 2008 ANNUAL REPORT	51

Notes to Consolidated Financial Statements

offering were used to pay down commercial paper which was issued for the purchase of the Lawry’s business (see note 2).

In December 2007, we issued $250 million of 5.75% medium-term notes which are due in 2017, with net cash proceeds received of $248.3 million. These notes were also subject to an interest rate hedge as further discussed in note 8. The net proceeds were used to repay $150 million of debt which matured in 2008 with the remainder used to repay short-term debt. Since we had the ability and intent to refinance, $150 million of current maturity of long-term debt had been classified as long-term debt in the 2007 balance sheet.

We have available credit facilities with domestic and foreign banks for various purposes. In July 2008, we entered into a $500 million, 364 day revolving credit agreement with various banks for general business purposes, which was subsequently reduced to $250 million in September 2008 after issuance of our medium-term notes. Our current pricing under this new credit agreement, on a fully drawn basis, is LIBOR plus 0.25%. In July 2007, we entered into a $500 million, five-year revolving credit agreement with various banks for general business purposes. Our current pricing under this credit agreement, on a fully drawn basis, is LIBOR plus 0.25%. The amount of unused credit facilities at November 30, 2008 was $787.5 million, of which $700 million supports a commercial paper borrowing arrangement. Of these unused facilities, $287.5 million expire in 2009 and $500.0 million expire in 2012. Some credit facilities require a commitment fee. Annualized commitment fees at November 30, 2008 and 2007 were $0.3 million.

Rental expense under operating leases was $27.5 million in 2008, $27.0 million in 2007 and $25.4 million in 2006. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2009 – $20.7

2010 – $18.0

2011 – $12.3

2012 – $8.5

2013 – $4.9

Thereafter – $.9

At November 30, 2008, we had guarantees outstanding of $2.0 million with terms of one year or less. At November 30, 2008 and 2007, we had outstanding letters of credit of $25.3 million and $30.7 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $10.7 million at November 30, 2008.

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

All derivatives are recognized at fair value in the balance sheet and recorded in either current or noncurrent other assets or other accrued liabilities depending upon maturity and commitment.

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

At November 30, 2008, we had foreign currency exchange contracts maturing within one year to purchase or sell $64.9 million of foreign currencies versus $63.1 million at November 30, 2007. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material.

52	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Interest Rates

We finance a portion of our operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. We utilize interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of variable and fixed rate debt.

We entered into three separate forward treasury lock agreements totaling $100 million in July and August of 2008. These forward treasury lock agreements were executed to manage the interest rate risk associated with the forecasted issuance of $250 million of fixed rate medium-term notes issued in September 2008. We cash settled these treasury lock agreements, which were designated as cash flow hedges, for a loss of $1.5 million simultaneous with the issuance of the notes and effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 5.54%. The loss on these agreements was deferred in other comprehensive income and is being amortized over the five-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material.

In August 2007, we entered into $150 million of forward treasury lock agreements to manage the interest rate risk associated with the forecasted issuance of $250 million of fixed rate medium-term notes issued in December 2007. We cash settled these treasury lock agreements for a loss of $10.5 million simultaneous with the issuance of the medium-term notes and effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 6.25%. We had designated these forward treasury lock agreements as cash flow hedges. The loss on these agreements was deferred in other comprehensive income and is being amortized over the 10-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material.

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus .05%. We designated these swaps, which expire in December 2015, as fair value hedges of the changes in fair value of $100 million of the $200 million 5.20% medium-term notes due 2015 that we issued in December 2005. Any unrealized gain or loss on these swaps will be offset by a corresponding increase or decrease in value of the hedged debt. No hedge ineffectiveness is recognized as the interest rate swaps qualify for “shortcut” treatment as defined under U.S. GAAP.

In 2004, we entered into an interest rate swap contract with a total notional amount of $50 million to receive interest at 3.36% and pay a variable rate of interest based on six-month LIBOR minus 0.21%. We designated this swap, which expires on April 15, 2009, as a fair value hedge of the changes in fair value of the $50 million of medium-term notes maturing on April 15, 2009. No hedge ineffectiveness is recognized as the interest rate swap qualifies for “shortcut” treatment as defined under U.S. GAAP.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2008 and 2007 were as follows:

	2008		2007
(millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term investments	$40.3	$40.3	$52.9	$52.9
Long-term debt	936.1	908.6	573.9	586.7
Derivatives related to:
Interest rates	15.6	15.6	(10.8)	(10.8)
Foreign currencies	7.1	7.1	(2.7)	(2.7)

Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Long-term investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value on the balance sheet. The cost of these investments was $51.7 million and $46.9 million at November 30, 2008 and 2007, respectively.

Concentrations of Credit Risk

We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2008. Current credit markets are highly volatile and some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognized trade receivables at realizable

MCCORMICK & COMPANY 2008 ANNUAL REPORT	53

Notes to Consolidated Financial Statements

value. We consider nonperformance credit risk for other financial instruments to be insignificant.

9. FAIR VALUE MEASUREMENTS

In the first quarter of 2008, we adopted SFAS No. 157, “Fair Value Measurements” for financial assets and liabilities. This standard defines fair value, provides guidance for measuring fair value and requires certain disclosures. This standard does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements. This standard does not apply measurements related to share-based payments, nor does it apply to measurements related to inventory.

SFAS No. 157 discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). The statement utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

•	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

•

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

•	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Our population of financial assets and liabilities subject to fair value measurements at November 30, 2008 are as follows:

		Fair value measurements using fair value hierarchy
(millions)	Fair value	Level 1	Level 2	Level 3
Assets

Cash and cash equivalents	$38.9	$38.9	—	—
Long-term investments	40.3	40.3	—	—
Interest rate derivatives	15.6	—	$15.6	—
Foreign currency derivatives	7.1	—	7.1	—

Total	$101.9	$79.2	$22.7	—

Liabilities

Long-term debt	$908.6	—	$908.6	—

The fair values of long-term investments are based on quoted market prices from various stock and bond exchanges. The long-term debt fair values are based on quotes for like instruments with similar credit ratings and terms. The fair values for interest rate and foreign currency derivatives are based on quotations from various banks for similar instruments using models with market based inputs.

10. EMPLOYEE BENEFIT AND RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor 401(k) retirement plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S. We also currently provide postretirement medical and life insurance benefits to certain U.S. employees.

Effective November 30, 2007, we adopted the recognition and disclosure provisions of SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans.” SFAS No. 158 required us to record the funded status of our pension and other postretirement plans on our balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The funded status of defined benefit pension plans is measured under the statement as the difference between the fair value of plan assets and the projected benefit obligation. The funded status of other postretirement benefit plans is measured as the difference between the fair value of plan assets and the accumulated postretirement benefit obligation.

Included in accumulated other comprehensive income at November 30, 2008 is $86.7 million ($55.8 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been

54	MCCORMICK & COMPANY 2008 ANNUAL REPORT

recognized in net periodic pension or postretirement benefit cost. We expect to recognize $2.4 million ($1.5 million net of tax) of prior service credit, net of actuarial losses in net periodic pension and postretirement benefit expense during 2009.

Defined Benefit Pension Plans

A September 30 measurement date is used to value plan assets and obligations for all of our defined benefit pension plans.

The significant assumptions used to determine benefit obligations are as follows:

	United States		International
	2008	2007	2008	2007
Discount rate – funded plan	8.3%	6.9%	7.1%	5.6%
Discount rate – unfunded plan	8.4%	6.6%	—	—
Salary scale	4.0%	4.0%	3.5-4.7%	3.0-4.5%
Expected return on plan assets	8.25%	8.5%	7.1%	6.7%

The expected long-term rate of return on assets assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers.

Our pension expense was as follows:

	United States			International
(millions)	2008	2007	2006	2008	2007	2006
Service cost	$10.6	$11.8	$13.2	$5.0	$7.8	$6.3
Interest costs	26.1	24.5	22.1	9.9	11.3	9.1
Expected return on plan assets	(26.4)	(24.7)	(22.5)	(10.5)	(10.8)	(7.8)
Amortization of prior service costs	—	.1	.1	.3	.1	.1
Curtailment loss	—	—	.1	—	—	.1
Recognized net actuarial loss	4.8	10.0	10.5	1.5	3.3	3.0
Special termination benefits	—	—	6.8	.1	.1	.1

	$15.1	$21.7	$30.3	$6.3	$11.8	$10.9

The $6.8 million expense for special termination benefits in 2006 was a result of the closing of our manufacturing facility in Salinas, California and our voluntary separation program.

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the pension plans’ funded status at the measurement date, September 30, follow:

	United States		International
(millions)	2008	2007	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	$391.6	$412.0	$217.8	$206.2
Service cost	10.6	11.8	5.0	7.8
Interest costs	26.1	24.5	9.9	11.3
Employee contributions	—	—	1.7	1.9
Plan changes and other	—	—	2.5	.5
Plan combinations	—	—	1.3	—
Special termination benefits	—	.6	.1	.1
Actuarial gain	(65.9)	(31.5)	(36.8)	(19.5)
Benefits paid	(19.8)	(25.8)	(5.7)	(6.6)
Expenses paid	—	—	(.9)	(.1)
Foreign currency impact	—	—	(48.5)	16.2

Benefit obligation at end of year	$342.6	$391.6	$146.4	$217.8

Change in fair value of plan assets
Fair value of plan assets at beginning of year	$359.0	$309.7	$183.6	$148.7
Actual return on plan assets	(61.5)	50.9	(16.0)	11.1
Employer contributions	—	22.0	15.6	17.1
Employee contributions	—	—	1.7	1.9
Benefits paid	(16.2)	(23.6)	(5.7)	(6.6)
Expenses paid	—	—	(.9)	(.1)
Net transfers in	—	—	1.3	—
Foreign currency impact	—	—	(41.0)	11.5

Fair value of plan assets at end of year	$281.3	$359.0	$138.6	$183.6

Funded status	$(61.3)	$(32.6)	$(7.8)	$(34.2)
Employer contributions	—	.1	2.4	2.4

Net amount recognized	$(61.3)	$(32.5)	$(5.4)	$(31.8)

Pension plans in which accumulated benefit obligation exceeded plan assets

Accumulated benefit obligation	$40.4	$41.0	$17.2	$135.6

Fair value of plan assets	—	—	11.9	111.6

Included in the United States in the preceding table is a benefit obligation of $41.8 million and $43.2 million for 2008 and 2007, respectively, related to a nonqualified defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon employees’ years of service and compensation. The accrued liability related to this plan was $41.8 million and $43.1 million as of November 30, 2008 and 2007,

MCCORMICK & COMPANY 2008 ANNUAL REPORT	55

Notes to Consolidated Financial Statements

respectively. The assets related to this plan are held in a Rabbi Trust and accordingly have not been included in the preceding table. These assets were $30.2 million and $38.1 million as of November 30, 2008 and 2007, respectively.

Amounts recorded in the balance sheet consist of the following:

	United States		International
(millions)	2008	2007	2008	2007
Prepaid pension cost	—	$10.7	$4.0	$1.9
Accrued pension liability	$(61.3)	(43.2)	(9.4)	(33.7)
Deferred income taxes	27.4	20.9	8.6	13.8
Accumulated other comprehensive income	46.1	35.4	17.6	33.0

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $307.7 million and $347.2 million as of September 30, 2008 and 2007, respectively. The accumulated benefit obligation for the international pension plans was $133.7 million and $198.0 million as of September 30, 2008 and 2007, respectively.

Our actual and target weighted-average asset allocations of U.S. pension plan assets as of September 30, 2008 and 2007, by asset category, were as follows:

	September 30,		Target
Asset Category	2008	2007
Equity securities	62.1%	64.0%	70%
Debt securities	28.1%	26.4%	20%
Other	9.8%	9.6%	10%

Total	100.0%	100.0%	100%

The average actual and target allocations of the international pension plans’ assets as of September 30, 2008 and 2007, by asset category, were as follows:

	September 30,		Target
Asset Category	2008	2007
Equity securities	52.5%	56.9%	55%
Debt securities	46.1%	42.9%	45%
Other	1.4%	.2%	—

Total	100.0%	100.0%	100%

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

Equity securities in the U.S. plan included McCormick stock with a fair value of $13.1 million (0.4 million shares and 5.9% of total U.S. pension plan assets) and $16.8 million (0.4 million shares and 4.8% of total U.S. pension plan assets) at November 30, 2008 and 2007, respectively. Dividends paid on these shares were $0.4 million in 2008 and $0.4 million in 2007.

Pension benefit payments in our major plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

(millions)	United States expected payments
2009	$18.0
2010	19.3
2011	20.6
2012	22.8
2013	24.9
2014-2018	152.7
It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:
(millions)	International expected payments
2009	$5.8
2010	6.3
2011	6.8
2012	7.2
2013	7.5
2014-2018	44.8

Following our September 30, 2008 measurement date, economic conditions have changed such that there has been a further decrease in the funded level of our retirement plans. In 2009, we expect to contribute approximately $40 million to $60 million to our U.S. pension plans and approximately $10 million to our international pension plans.

401(k) Retirement Plans

For the U.S. McCormick 401(k) Retirement Plan, we match 100% of a participant’s contribution up to the first 3% of the participant’s salary, and 50% of the next 2% of the participant’s salary. Certain of our U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged

56	MCCORMICK & COMPANY 2008 ANNUAL REPORT

to expense under all 401(k) retirement plans were $5.7 million, $5.7 million and $5.6 million in 2008, 2007 and 2006, respectively.

At the participant’s election, 401(k) retirement plans held 2.9 million shares of McCormick stock, with a fair value of $86.5 million, at November 30, 2008. Dividends paid on these shares in 2008 were $2.6 million.

Postretirement Benefits Other Than Pensions

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees’ plan and retire after age 55 with at least 5 years of service. Employees hired after December 31, 2008 will not be eligible for a company subsidy. They will be eligible for coverage on an access only basis. The subsidy provided under these plans is based primarily on age at date of retirement. These benefits are not pre-funded but paid as incurred.

Our other postretirement benefit expense follows:

(millions)	2008	2007	2006
Service cost	$3.5	$3.5	$3.6
Interest costs	6.4	5.7	5.6
Amortization of prior service cost	(1.3)	(1.1)	(1.1)
Amortization of losses	.9	.8	.9

Postretirement benefit expense	$9.5	$8.9	$9.0

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans’ funded status at November 30, the measurement date, follow:

(millions)	2008	2007
Change in benefit obligation
Benefit obligation at beginning of year	$102.6	$102.1
Service cost	3.5	3.5
Interest costs	6.4	5.7
Employee contributions	2.9	3.1
Medicare prescription subsidy	.6	.4
Plan amendments	(6.4)	(1.0)
Trend rate assumption change	—	6.1
Actuarial (gain) loss	(17.3)	(8.0)
Benefits paid	(10.1)	(9.3)

Benefit obligation at end of year	$82.2	$102.6

Change in fair value of plan assets
Fair value of plan assets at beginning of year	—	—
Employer contributions	$6.6	$5.8
Employee contributions	2.9	3.1
Medicare prescription subsidy	.6	.4
Benefits paid	(10.1)	(9.3)

Fair value of plan assets at end of year	—	—

Other postretirement benefit liability	$(82.2)	$(102.6)

Estimated future benefit payments (net of employee contributions) for the next 10 fiscal years are as follows:

(millions)	Retiree medical	Retiree life insurance	Total
2009	$6.9	$1.0	$7.9
2010	7.3	1.0	8.3
2011	7.7	1.0	8.7
2012	8.0	1.1	9.1
2013	8.4	1.1	9.5
2014-2018	44.6	5.7	50.3

The assumed discount rate was 8.6% and 6.3% for 2008 and 2007, respectively.

For 2009, the assumed annual rate of increase in the cost of covered health care benefits is 9.0% (9.8% last year). It is assumed to decrease gradually to 5.0% in the year 2014 (5.0% by 2014 last year) and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

(millions)	1-Percentage- point increase	1-Percentage- point decrease
Effect on total of service and interest cost components in 2008	$.5	$(.4)
Effect on benefit obligation as of November 30, 2008	2.7	(2.4)

11. STOCK-BASED COMPENSATION

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

MCCORMICK & COMPANY 2008 ANNUAL REPORT	57

Notes to Consolidated Financial Statements

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

For all grants, the amount of compensation expense to be recorded is adjusted for an estimated forfeiture rate which is based on historical data.

The table below presents the impact of stock-based compensation expense for 2008, 2007 and 2006.

(millions except per share data)	SG&A	Restructuring	Total
2008
Reduction to income from consolidated operations before income taxes	$17.9	$ .3	$18.2
Reduction to net income	12.4	.2	12.6
Reduction to earnings per share:
Basic	.10	—	.10
Diluted	.10	—	.10

2007
Reduction to income from consolidated operations before income taxes	$21.2	$.2	$21.4
Reduction to net income	14.7	.1	14.8
Reduction to earnings per share:
Basic	.11	—	.11
Diluted	.11	—	.11

2006
Reduction to income from consolidated operations before income taxes	$22.0	$2.9	$24.9
Reduction to net income	15.1	2.0	17.1
Reduction to earnings per share:
Basic	.11	.02	.13
Diluted	.11	.01	.13

The stock-based compensation expense recorded in restructuring charges was for the acceleration of vesting in accordance with the provisions of the award for employees who were part of our severance charges (see note 3).

Total unrecognized stock-based compensation expense at November 30, 2008, 2007 and 2006 was $9.1 million, $11.6 million and $19.5 million, respectively, and the weighted-average period over which these will be recognized are 1.1 years, 1.1 years and 1.3 years, respectively.

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

A summary of our RSU activity for the years ended November 30, 2008 and 2007 follows:

(shares in thousands)	2008		2007
	Shares	Weighted- average grant date fair value	Shares	Weighted- average grant date fair value
Outstanding – beginning of year	373	$36.47	280	$32.88
Granted	279	$36.21	257	$38.28
Vested	(277)	$35.77	(157)	$33.08
Forfeited	(5)	$37.04	(7)	$35.17

Outstanding – end of year	370	$36.78	373	$36.47

Stock Options

ESPP – We have an ESPP which enables employees to purchase McCormick Common Stock Non-Voting at the lower of the stock price at the grant date or purchase date. Our current plan, which was offered in May 2007, has a two-year term and is expensed ratably over the life of the grant. Historically, we have adopted a new ESPP upon the expiration of an existing plan.

We value our ESPP using the Black-Scholes option pricing model which uses the assumptions shown in the table below. We use the Black-Scholes model as opposed to a lattice pricing model since employee exercise patterns, which are considered in a lattice model, are not relevant to this plan. The risk-free interest rate is based on the U.S. Treasury two-year rate in effect at the time of grant.

Other Option Plans – Stock options are granted with an exercise price equal to the market price of the stock at the date of grant. Substantially all of the options granted vest ratably over a four-year period and are exercisable over a ten-year period.

58	MCCORMICK & COMPANY 2008 ANNUAL REPORT

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

The per share weighted-average fair value for all options granted was $7.20, $6.83 and $7.47 in 2008, 2007 and 2006, respectively. These fair values were computed using the following range of assumptions for our various stock compensation plans for the years ended November 30:

	2008	2007	2006
Risk-free interest rates	1.4 - 3.6%	4.5 - 5.1%	4.5 - 4.7%
Dividend yield	2.3%	2.0 - 2.1%	2.0%
Expected volatility	18.7 - 24.7%	13.4 - 24.9%	18.2 - 25.6%
Expected lives	6.1 years	1.9 - 5.3 years	5.4 years

Under our stock option plans, we may issue shares on a net basis at the request of the option holder. This occurs by netting the option cost in shares from the shares exercised.

A summary of our stock option activity for the years ended November 30 follows:

(shares in millions)	2008		2007		2006
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Beginning of year	14.2	$26.38	15.8	$25.31	17.5	$24.58
Granted	.6	$37.58	.8	$38.20	.6	$32.96
Exercised	(2.8)	$20.50	(2.1)	$21.60	(2.0)	$19.76
Forfeited	(.1)	$34.23	(.3)	$35.19	(.3)	$34.25

End of year	11.9	$28.33	14.2	$26.38	15.8	$25.31

Exercisable – end of year	10.6	$27.23	11.6	$24.30	11.3	$22.57

As of November 30, 2008, the intrinsic value (the difference between the exercise price and the market price) for both the options outstanding and for options exercisable was $49.6 million. The total intrinsic value of all options exercised during the years ended November 30, 2008 and 2007 was $53.3 million and $33.2 million, respectively. A summary of our stock options outstanding and exercisable at November 30, 2008 follows:

(shares in millions)	Options outstanding			Options exercisable
Range of exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price	Shares	Weighted- Average remaining life (yrs)	Weighted- average exercise Price
$11.00-$18.00	1.4	1.5	$15.72	1.4	1.5	$15.72
$18.01-$25.00	3.7	3.5	$21.88	3.7	3.5	$21.88
$25.01-$32.00	2.9	4.8	$30.53	2.9	4.8	$30.53
$32.01-$39.00	3.9	5.9	$37.51	2.6	4.8	$37.57

	11.9	4.3	$28.33	10.6	3.9	$27.23

12. INCOME TAXES

On December 1, 2007, we adopted FASB Interpretation (“FIN48”), “Accounting for Uncertainty in Income Taxes.” Upon adoption, we recorded the cumulative effects of this change in accounting principle of $12.8 million as a reduction to the opening balance of retained earnings.

The total amount of unrecognized tax benefits as of December 1, 2007 and November 30, 2008 were $26.5 million and $28.6 million, respectively. This includes $24.8 million and $28.4 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

We have historically classified unrecognized tax benefits in other accrued liabilities. As a result of the adoption of FIN 48, unrecognized tax benefits were classified to other long-term liabilities, unless expected to be paid within one year.

The following table summarizes the activity related to our gross unrecognized tax benefits from December 1, 2007 to November 30, 2008:

(millions)
Balance at December 1, 2007	$26.5
Additions for current year tax positions	4.5
Additions for prior year tax positions	4.8
Reductions for prior year tax positions	(2.0)
Settlements	(1.7)
Statute expirations	(2.4)
Foreign currency translation	(1.1)

Balance at November 30, 2008	$28.6

We record interest and penalties related to our federal, state, and non-U.S. income taxes in income tax expense. We recognized interest expense of $1.3 million for the year ended November 30, 2008. As of November 30, 2008, we had accrued $3.1 million of interest and penalties related to unrecognized tax benefits.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	59

Notes to Consolidated Financial Statements

We file income tax returns in the U.S. federal jurisdiction and various state and non-U.S. jurisdictions. The open years subject to tax audits varies depending on the tax jurisdictions. In major jurisdictions, with few exceptions, we are no longer subject to income tax audits by taxing authorities for years before 2003. In 2007, the Internal Revenue Service commenced an examination of our U.S. income tax return for the tax year 2005. Based on negotiations, settlement is expected in the first quarter of 2009.

Various state and non-US income tax returns are also under examination by taxing authorities.

It is possible that the amount of the liability for unrecognized tax benefits will change during the next 12 months as a result of audit settlements, statute expirations, and additions for positions taken, if any, arising in fiscal year 2009. We do not anticipate any significant impact to the unrecognized tax benefit balance.

The provision for income taxes consists of the following:

(millions)	2008	2007	2006
Income taxes
Current
Federal	$85.7	$80.6	$70.5
State	7.8	9.3	6.9
International	16.0	14.3	13.5

	109.5	104.2	90.7

Deferred
Federal	5.3	(11.8)	(18.2)
State	.2	(1.4)	(1.8)
International	(14.3)	1.2	(6.0)

	(8.8)	(12.0)	(26.0)

Total income taxes	$100.7	$92.2	$64.7

The components of income from consolidated operations before income taxes follow:

(millions)	2008	2007	2006
Pretax income
United States	$256.8	$212.4	$153.5
International	81.0	90.0	69.5

	$337.8	$302.4	$223.0

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2008	2007	2006
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.5	1.7	1.3
Tax effect of international operations	(7.4)	(4.2)	(5.7)
Tax credits	(.3)	(.8)	—
U.S. manufacturing deduction	(1.6)	(.9)	(.8)
Retirement plans	1.7	(.4)	(.6)
Other, net	.9	.1	(.2)

Effective tax rate	29.8%	30.5%	29.0%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2008	2007
Deferred tax assets
Employee benefit liabilities	$89.1	$88.4
Other accrued liabilities	16.6	26.9
Inventory	6.4	8.1
Net operating and capital loss carryforwards	11.8	7.1
Other	14.0	3.5
Valuation allowance	(7.5)	(6.2)

	130.4	127.8

Deferred tax liabilities
Depreciation	44.9	39.3
Intangible assets	77.6	77.5
Other	8.1	6.5

	130.6	123.3

Net deferred tax asset (liability)	$(.2)	$4.5

At November 30, 2008, our non-U.S. subsidiaries have tax loss carryforwards of $49.3 million. Of these carryforwards, $17.6 million expire through 2015, $12.2 million through 2022 and $19.5 million may be carried forward indefinitely. The current statutory rates in these countries range from 8.5 to 34%.

At November 30, 2008, our non-U.S. subsidiaries have capital loss carryforwards of $11.4 million. Of these carryforwards, $2.0 million expire in 2009 and $9.4 million may be carried forward indefinitely. The current statutory rates in these countries range from 15 to 28%.

A valuation allowance has been provided to record deferred tax assets at their net realizable value. The $1.3 million net increase in the valuation allowance was mainly due to an additional valuation allowance related to losses generated in 2008 which may not be realized in future periods.

U.S. income taxes are not provided for unremitted earnings of non-U.S. subsidiaries and affiliates where our intention is to reinvest these earnings permanently. Unremitted earnings of such entities were $513.9 million at November 30, 2008.

60	MCCORMICK & COMPANY 2008 ANNUAL REPORT

13. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2008, 2007 and 2006 follows:

(millions)	2008	2007	2006
Average shares outstanding – basic	129.0	129.3	131.8
Effect of dilutive securities:
Stock options and ESPP	2.8	3.4	3.2

Average shares outstanding – diluted	131.8	132.7	135.0

The following table sets forth the stock options and RSUs for the years ended November 30, 2008, 2007 and 2006 which were not considered in our earnings per share calculation since they were antidilutive.

(millions)	2008	2007	2006
Antidilutive securities	3.4	2.9	3.7

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

15. COMMITMENTS AND CONTINGENCIES

During the normal course of our business, we are occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. At November 30, 2008, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. However, we believe that the likelihood that any such excess might have a material adverse effect on our financial statements is remote.

16. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, herbs, seasonings, specialty foods and flavors throughout the world. The consumer segment sells to retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under the McCormick brand and a variety of brands around the world, including Lawry’s, Zatarain’s, Simply Asia, Thai Kitchen, Ducros, Schwartz, Vahiné, Silvo, Club House and Billy Bee. The industrial segment sells to other food manufacturers and the food service industry both directly and indirectly through distributors.

In each of our segments, we produce and sell many individual products which are similar in composition and nature. It is impractical to segregate and identify revenue and profits for each of these individual product lines.

We measure segment performance based on operating income excluding restructuring charges from our restructuring programs as this activity is managed separately from the business segment. In 2008 we also measured our segments excluding the non-cash impairment charge to reduce the value of the Silvo brand. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing are often integrated to maximize cost efficiencies. We do not segregate jointly utilized assets by individual segment for internal reporting, evaluating performance or allocating capital. Asset-related information has been disclosed in the aggregate.

Sales to a customer in our industrial segment accounted for 10% of consolidated sales in 2008 and 2007.

Accounting policies for measuring segment operating income and assets are consistent with those described in note 1, “Summary of Significant Accounting Policies.” Because of manufacturing integration for certain products

MCCORMICK & COMPANY 2008 ANNUAL REPORT	61

Notes to Consolidated Financial Statements

within the segments, products are not sold from one segment to another but rather inventory is transferred at cost. Intersegment sales are not material. Corporate assets include cash, deferred taxes, certain investments and fixed assets.

A reconciliation of operating income excluding impairment and restructuring charges (which we use to measure segment profitability) to operating income is as follows:

(millions)	Total
2008
Operating income, excluding impairment and restructuring charges	$422.1
Less: Impairment charge	29.0
Less: Restructuring charges	16.6

Operating income	$376.5

2007
Operating income, excluding restructuring charges	$388.2
Less: Restructuring charges	34.0

Operating income	$354.2

2006
Operating income, excluding restructuring charges	$353.7
Less: Restructuring charges	84.1

Operating income	$269.6

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

(millions)	United States	Europe	Other countries	Total
2008
Net sales	$1,846.5	$767.4	$562.7	$3,176.6
Long-lived assets	1,225.0	676.8	164.3	2,066.1

2007
Net sales	$1,717.8	$736.5	$461.9	$2,916.2
Long-lived assets	633.1	829.0	112.5	1,574.6

2006
Net sales	$1,673.4	$643.6	$399.4	$2,716.4
Long-lived assets	647.1	723.2	96.6	1,466.9

Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

BUSINESS SEGMENT RESULTS

(millions)	Consumer	Industrial	Total food	Corporate & other	Total
2008
Net sales	$1,850.8	$1,325.8	$3,176.6	—	$3,176.6
Operating income excluding impairment and restructuring charges	343.3	78.8	422.1	—	422.1
Income from unconsolidated operations	13.4	5.2	18.6	—	18.6
Goodwill, net	1,110.0	120.2	1,230.2	—	1,230.2
Assets	—	—	3,091.6	$128.7	3,220.3
Capital expenditures	—	—	77.1	8.7	85.8
Depreciation and amortization	—	—	66.2	19.4	85.6

2007
Net sales	$1,671.3	$1,244.9	$2,916.2	—	$2,916.2
Operating income excluding restructuring charges	313.9	74.3	388.2	—	388.2
Income from unconsolidated operations	16.8	3.9	20.7	—	20.7
Goodwill, net	822.5	57.0	879.5	—	879.5
Assets	—	—	2,643.2	$144.3	2,787.5
Capital expenditures	—	—	63.8	14.7	78.5
Depreciation and amortization	—	—	65.6	17.0	82.6

2006
Net sales	$1,556.4	$1,160.0	$2,716.4	—	$2,716.4
Operating income excluding restructuring charges	278.0	75.7	353.7	—	353.7
Income from unconsolidated operations	13.9	3.2	17.1	—	17.1
Goodwill, net	754.7	49.1	803.8	—	803.8
Assets	—	—	2,436.8	$131.2	2,568.0
Capital expenditures	—	—	77.7	7.1	84.8
Depreciation and amortization	—	—	70.8	13.5	84.3

62	MCCORMICK & COMPANY 2008 ANNUAL REPORT

17. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)		2008	2007
Inventories
Finished products		$230.7	$222.0
Raw materials and work-in-process		208.3	208.2

		$439.0	$430.2

Prepaid expenses		$10.1	$10.8
Other current assets		65.6	39.7

		$75.7	$50.5

Property, plant and equipment
Land and improvements		$26.2	$30.4
Buildings		263.8	288.4
Machinery and equipment		465.2	460.3
Software		213.8	198.2
Construction in progress		41.3	51.6
Accumulated depreciation		(549.2)	(541.3)

		$461.1	$487.6

Investments and other assets
Investments in affiliates		$58.3	$55.1
Long-term investments		40.3	52.9
Other assets		54.4	82.5

		$153.0	$190.5

Other accrued liabilities
Payroll and employee benefits		$119.8	$104.9
Sales allowances		140.9	148.4
Income taxes		2.1	29.1
Other		151.2	186.0

		$414.0	$468.4

Other long-term liabilities
Pension		$69.1	$80.6
Postretirement benefits		74.4	92.8
Deferred taxes		47.7	54.9
Unrecognized tax benefit		31.4	—
Other		23.1	39.3

		$245.7	$267.6

(millions)	2008	2007	2006
Depreciation	$67.6	$69.7	$73.7
Interest paid	51.6	60.6	52.1
Income taxes paid	102.7	112.1	70.9
Interest capitalized	0.9	—	—

(millions)		2008	2007
Accumulated other comprehensive income, net of tax where applicable
Foreign currency translation adjustment		$106.2	$346.6
Unrealized gain (loss) on foreign currency exchange contracts		3.5	(2.1)
Fair value of open interest rate swaps		—	(9.9)
Unamortized value of settled interest rate swaps		(5.5)	—
Pension and other postretirement costs		(56.1)	(74.3)

		$48.1	$260.3

Dividends paid per share were $0.88 in 2008, $0.80 in 2007 and $0.72 in 2006.

18. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2008
Net sales	$724.0	$764.1	$781.6	$906.9
Gross profit	285.8	297.9	308.4	396.1
Operating income	77.4	80.5	92.9	125.7
Net income	51.4	53.3	68.6	82.5
Basic earnings per share	.40	.41	.53	.63
Diluted earnings per share	.39	.41	.52	.62
Dividends paid per share – Common Stock and Common Stock Non-Voting	.22	.22	.22	.22
Market price – Common Stock
High	38.93	38.30	41.80	41.35
Low	33.10	34.35	35.41	28.86
Market price – Common Stock Non-Voting
High	38.99	38.08	41.97	41.57
Low	33.55	34.53	35.49	28.79

2007
Net sales	$652.6	$687.2	$716.2	$860.1
Gross profit	264.4	271.8	284.3	371.3
Operating income	66.4	66.9	88.9	132.0
Net income	44.2	41.4	56.8	87.6
Basic earnings per share	.34	.32	.44	.69
Diluted earnings per share	.33	.31	.43	.67
Dividends paid per share – Common Stock and Common Stock Non-Voting	.20	.20	.20	.20
Market price – Common Stock
High	39.49	39.00	38.50	38.29
Low	37.80	36.71	34.27	34.33
Market price – Common Stock Non-Voting
High	39.58	39.18	38.43	38.69
Low	37.90	36.69	34.16	34.41

MCCORMICK & COMPANY 2008 ANNUAL REPORT	63

Historical Financial Summary

(millions except per share and ratio data)	2008	2007	2006	2005	2004
For the Year
Net sales	$3,176.6	$2,916.2	$2,716.4	$2,592.0	$2,526.2
Percent increase	8.9%	7.4%	4.8%	2.6%	11.3%
Operating income	376.5	354.2	269.6	343.5	332.7
Income from unconsolidated operations	18.6	20.7	17.1	15.9	9.7
Net income	255.8	230.1	202.2	214.9	214.5

Per Common Share
Earnings per share – diluted	$1.94	$1.73	$1.50	$1.56	$1.52
Earnings per share – basic	1.98	1.78	1.53	1.60	1.57
Common dividends declared	.90	.82	.74	.66	.58
Market Non-Voting closing price – end of year	29.77	38.21	38.72	31.22	36.45
Book value per share	8.11	8.51	7.17	6.03	6.57

At Year-End
Total assets	$3,220.3	$2,787.5	$2,568.0	$2,272.7	$2,369.6
Current debt	354.0	149.6	81.4	106.1	173.2
Long-term debt	885.2	573.5	569.6	463.9	465.0
Shareholders’ equity	1,055.3	1,085.1	933.3	799.9	889.7
Total capital	2,294.5	1,808.3	1,584.3	1,369.9	1,527.9

Other Financial Measures
Percentage of net sales
Gross profit	40.6%	40.9%	41.0%	40.0%	39.9%
Operating income	11.9%	12.1%	9.9%	13.3%	13.2%
Capital expenditures	$85.8	$78.5	$84.8	$66.8	$62.7
Depreciation and amortization	85.6	82.6	84.3	74.6	72.0
Common share repurchases	11.0	157.0	155.9	185.6	173.8
Debt-to-total-capital	54.0%	40.0%	41.1%	41.6%	41.8%
Average shares outstanding
Basic	129.0	129.3	131.8	134.5	137.0
Diluted	131.8	132.7	135.0	138.1	141.3

The historical financial summary includes the impact of certain items that affect the comparability of financial results year to year. From 2005 to 2008, restructuring charges were recorded and are included in the table below. In 2008 the restructuring charges totaled $16.6 million. Also, in 2008 an impairment charge of $29.0 million was recorded to reduce the value of the Silvo brand. Related to the acquisition of Lawry’s in 2008, we recorded a gain. In 2004, the net gain from a special credit was recorded. The net impact of these items is reflected in the following table:

(millions except per share data)	2008	2007	2006	2005	2004
Operating income	$(45.6)	$(34.0)	$(84.1)	$(11.2)	$2.5
Net income	(26.2)	(24.2)	(30.3)	(7.5)	1.2
Earnings per share	(.20)	(.18)	(.22)	(.05)	.01

In 2006, we began to record stock-based compensation expense as explained in note 11 of the financial statements. Prior years’ results have not been adjusted. Stock-based compensation reduced operating income by $17.9 million, net income by $12.4 million and earnings per share by $0.10 in 2008. Stock-based compensation reduced operating income by $21.2 million, net income by $14.7 million and earnings per share by $0.11 in 2007. Stock-based compensation reduced operating income by $22.0 million, net income by $15.1 million and earnings per share by $0.11 in 2006.

Total capital includes debt and shareholders’ equity.

An eleven-year financial summary is available at ir.mccormick.com, as well as a report on EVA (Economic Value Added) and return on invested capital.

64	MCCORMICK & COMPANY 2008 ANNUAL REPORT

Investor Information

World Headquarters

McCormick & Company, Incorporated

18 Loveton Circle

Sparks, MD 21152-6000

U.S.A.

(410) 771-7301

www.mccormickcorporation.com

Stock Information

New York Stock Exchange

Symbol: MKC

Anticipated Dividend Dates – 2009

Record Date	Payment Date
4/6/09	4/20/09
7/6/09	7/20/09
10/2/09	10/16/09
12/31/09	1/15/10

McCormick has paid dividends every year since 1925.

Independent Registered Public Accounting Firm

Ernst & Young LLP

621 East Pratt Street

Baltimore, MD 21202

Certifications

We have filed the Chief Executive Officer and Chief Financial Officer certifications required by Section 302 of the Sarbanes-Oxley Act in its Form 10-K. Additionally, our Chief Executive Officer has provided the required annual certification to the New York Stock Exchange.

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

(877) 778-6784, or (651) 450-4064

www.wellsfargo.com/shareownerservices

You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

We offer an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares through the Plan. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

(877) 778-6784 or (651) 450-4064

www.wellsfargo.com/shareownerservices

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 25, 2009, at Marriott’s Hunt Valley Inn, 245 Shawan Road (Exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

Online Receipt of Annual Report and Proxy Statement

If you would like to access next year’s proxy statement and annual report via the Internet, you may enroll on the website below: enroll.icsdelivery.com/mkc

Trademarks

Use of ® or TM in this annual report indicates trademarks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

McCormick’s 3-Step Cooking with Flavor delivers delicious and nutritious dishes packed with flavor made in just three trouble-free steps! The more than 100 taste bud-pleasing, family-friendly recipes each include two or three simple, creative flavor variations. Get your copy by visiting www.mccormick.com or bookstores nationwide.

Retail price is $25.95 U.S./ $28.90 Canada.

Adler Design Group designed this year’s report.

MCCORMICK & COMPANY 2008 ANNUAL REPORT	65