Form 10-K, Exhibit 13
period 2009-11-30
MCCORMICK & CO INC
filed 2010-01-28
CIK 63754

EXHIBIT 13

McCormick & Company 2009 Annual Report A PASSION FOR FLAVOR

CONTENTS

2009 Highlights 2

Letter to Shareholders 4

A Taste for Innovation 8

A Connection with Consumers 10

A Drive for Expansion 12

A Commitment to Sustainability 14

A Focus on Performance 16

Directors and Officers 18

Management’s Discussion and Analysis 19

Financial Information 37

Investor Information 65

Our culinary experts worked with leading chefs to develop McCormick’s 2010 Flavor Forecast®. On our annual report cover, we feature a pairing of coconut milk with pumpkin pie spice to create a meal inspired by Thai cuisine. As you read through the report, enjoy the aroma of pumpkin pie spice which is an enticing blend of cinnamon, ginger, nutmeg and allspice. In addition to their wonderful scent, both cinnamon and ginger are featured in our group of 7 Super Spices because of their high level of antioxidants.

At McCormick, a passion for flavor is shared by employees around the world. This passion has been the foundation of our success throughout the Company’s rich 120 year-old history. It enabled us to deliver a year of solid growth and financial results for 2009 in the midst of a challenging economic environment.

McCORMICK & COMPANY 2009 ANNUAL REPORT 1

We successfully integrated Lawry’s®, the largest acquisition in McCormick’s history. We reignited sales growth for this business and enhanced the Company’s overall profit margins.

SAVED $42 MILLION

ACROSS OUR GLOBAL OPERATIONS, WE ACHIEVED $42 MILLION OF COST SAVINGS, EXCEEDING OUR GOAL BY 40%.

$2.27 $1.56

2005 2009

EARNINGS PER SHARE OF $2.27 IS UP NEARLY 50% SINCE 2005.

20

WITH MORE MEALS BEING PREPARED AT HOME, WE STEPPED-UP OUR MARKETING ACTIVITY WITH INCREASED ADVERTISING AND COUPONS. WE HAVE INCREASED TOTAL MARKETING SUPPORT FOR OUR LEADING BRANDS BY 35% IN THE PAST THREE YEARS.

2 MCCORMICK & COMPANY 2009 ANNUAL REPORT

HIGHLIGHTS

Our largest production facility in the U.K. was named “Sustainable Manufacturer of the Year” by a leading manufacturing publication in recognition of a recent 48% rise in recycling, 14% reduction in electricity usage and 13% reduction in water usage.

09

$416 $315 $225

2007 2008 2009

For a second consecutive year, we reduced our cash conversion cycle by 5 days which helped boost our cash flow from operations to a record $416 million.

Financial results for the year ended November 30 (millions except per share data)

2009 2008 % change

Net sales $3,192.1 $3,176.6 .5%

Gross profit 1,327.2 1,288.2 3.0%

Gross profit margin 41.6% 40.6%

Operating income 466.9 376.5 24.0%

Operating income margin 14.6% 11.9%

Net income 299.8 255.8 17.2%

Earnings per share – diluted 2.27 1.94 17.0%

Average shares outstanding – diluted 132.3 131.8

Dividends paid $ 125.4 $ 113.5 10.5%

Dividends paid per share .96 .88 9.1%

McCORMICK & COMPANY 2009 ANNUAL REPORT 3

FELLOW SHAREHOLDERS,

Alan D. Wilson

Chairman, President & Chief Executive Officer

While global economic conditions challenged all companies, 2009 was another year of excellent financial performance and strong operational achievement at McCormick. For example:

While net sales rose slightly, the increase in local currency was 5%.

Led by our Comprehensive Continuous Improvement (CCI) program, we exceeded our expense reduction goal by 40%, delivering $42 million of cost savings.

We reported earnings per share of $2.27, near the top end of our $2.24 to $2.28 goal for 2009. On a comparable basis, this was an increase of 10%.

Following a five-day reduction in 2008, we achieved our goal to reduce our cash conversion cycle another five days in 2009, helping to boost cash flow from operations to a record $416 million.

Furthermore, with the significant cash generated by our business, we lowered the debt related to our acquisition of Lawry’s in 2008 and maintained our solid balance sheet. We also used cash to pay dividends to our shareholders, increasing these payments by 10% in 2009.

Restructuring actions, a favorable business mix and CCI – our ongoing initiative to reduce costs throughout our operations – combined to push our gross profit margin to 41.6%, compared with 40.6% in 2008. The integration of the Lawry’s business with few additional costs was also an important driver of this margin improvement.

With higher margins we are fueling our investments to drive growth. In 2009 we invested in our leading brands with $20 million of incremental marketing support behind Lawry’s, holiday advertising and new product launches. Lawry’s, new products, expanded distribution and higher marketing support led to a 7% increase in consumer business sales when measured in local currency. Including the impact of unfavorable currency exchange rates, we achieved higher profits for both our consumer and industrial segments. Excluding the impact of restructuring charges and unusual items, we increased operating income by 16% for our consumer business and 8% for our industrial business.

While our joint venture in Mexico had a successful year with sales in local currency up 19%, the profit contribution from this business was hampered by an unfavorable currency impact. Overcoming a decline in income from unconsolidated operations, as well as a higher tax rate, we grew 2009 earnings per share 10% on a comparable basis with 2008.

At the core of this extraordinary performance is the one ingredient that I believe separates McCormick from other companies – what I refer to as McCormick’s “passion for flavor,” which lives within our employees around the globe. This passion inspires our product innovation and fuels our drive to grow sales and improve margins year after year through strategic investments in our business.

4 McCORMICK & COMPANY 2009 ANNUAL REPORT

A passion for flavor

More than just an annual report title, McCormick’s passion for flavor is a foundation of our business – a business that emphasizes the importance of eating well.

Certainly, taste plays a key role in eating well. In fact, in a recent U.S. survey, taste continues to rank first in what we choose to eat, ahead of quality, health and convenience. To that end, each year our culinary experts convene a council of leading chefs from around the world to define the latest trends and publish our eagerly anticipated “Flavor Forecast.”

Equally important to eating well, in our estimation, are the concepts of health/wellness and convenience. Thus our passion for flavor takes us toward products that resonate with consumers who demand more than great taste. For example, in the U.S. we recently relaunched our dry seasoning mixes with most of them reformulated to remove MSG, transfat and artificial flavors. This smart solution, coupled with the trend of more consumers eating at home, led to a 6% increase in units sold during the year. Likewise, we have introduced reduced-sodium versions of some of our most popular products to help consumers address health concerns such as salt content.

Similarly, we are helping consumers in France who bake at home by extending our popular Vahiné® dessert brand into new specialty cake mixes. Product innovation is also vital to our industrial customers. Led by new products developed for leading, multinational quick service restaurants, 13% of industrial sales in 2009 were from products launched in the past three years.

This passion for flavor, coupled with an acute sense of market needs and preferences, has created an enviable position in the marketplace for our brands. In our largest geographic markets, our share of the spice and seasoning category is significantly higher than that of our nearest competitor.

We are supporting our brands with record levels of marketing, up 35% in the past three years. The effectiveness of our spending has also increased. For example, in 2009 our sales lift from both print and television in the U.S. and Europe exceeded the average of other consumer product companies. To reinforce the added value of our branded products with consumers, we increased our coupon and promotion activity, and in print ads featured ways to make an inexpensive meal with our products. Likewise, we extended our communication around the science validating health benefits of culinary spices and herbs to consumers in Europe and the Asia/Pacific region.

We are elevating our relationship within the food service industry from spice and extract expert to flavor partner. Having introduced Schwartz for Chefs® in the U.K., we recently launched a McCormick for Chefs™ campaign in the U.S., which encompasses recipe ideas, chef-friendly packaging and a back-of-house shelving system.

Our passion for flavor continues to grow globally as we expand our

To reinforce the value of our branded products, we increased our coupon and promotion activity in France and other major markets.

We relaunched our dry seasoning mixes to help consumers, who are increasingly preparing meals at home, eat well.

McCORMICK & COMPANY 2009 ANNUAL REPORT 5

In 2009, we funded construction of two new health clinics in Indonesia to support the local spice farmers.

McCORMICK

NEXT LARGEST COMPETITOR

U.S. U.K. FRANCE CANADA

The category share of McCormick’s spice and seasoning brands in our top four geographic markets far exceeds that of the next largest branded competitor.

geographic footprint in developing markets like China. In just the past two years, we doubled the number of major Chinese cities where consumers can purchase our products.

Our passion for flavor sets the direction for our acquisition strategy, which remains a key growth initiative. It has now been more than a year since we acquired Lawry’s, and the profit from this business has exceeded our expectations. It is our largest acquisition to date and we have been pleased with the results accomplished by our integration team. Going forward, we will continue to build our portfolio of great brands with acquisitions both in developed and emerging markets.

Leveraging our business around the globe

In addition to driving future sales growth, our employees have become more adept at managing costs, margins and cash.

Two years ago, we set objectives and measured our performance with what we call “McCormick Profit.” Under this approach, which complements our CCI efforts, each business is rewarded for both increasing profit and managing working capital. Our higher margins and a shorter cash conversion cycle demonstrate our effectiveness in successfully managing through a difficult environment.

We are committed to operating our business in a sustainable manner. Since 2005 our global operations have reduced greenhouse gases by 24%, water usage by 19% and electricity usage by 14%. Our impact on the places where we operate extends to regions where independent farmers grow spices and herbs. During 2009, we funded construction of two new health clinics in Indonesia which withstood devastating earthquakes and helped treat many who were injured.

Our employees are the heart of our business, and we operate with a strong set of values. Our Multiple Management philosophy, established in 1932, encourages the participation and inclusion of all employees. In this spirit, we are implementing McCormick’s High-Performance System, which encourages teamwork and has led to better training, lower turnover and greater efficiency. We have a strong culture of respect for one another that extends to our suppliers, our customers and our communities.

Growing forward

Two key growth characteristics distinguish McCormick and bode well for the Company’s ability to compete successfully in the global marketplace.

First and foremost, we are a global leader in the profitable and growing spice and seasonings retail product category. Within that category, we have the broadest line of products – from economy-priced store brands to premium gourmet items. As a result, we enjoy strong category share in our major geographic markets.

Second, on the industrial side of our business, we provide a broad range of flavor solutions to the leading and most

6 McCORMICK & COMPANY 2009 ANNUAL REPORT

recognizable multinational restaurant businesses and many of the large multinational packaged food manufacturers. All of these customers rely on us for safe, consistent and innovative products.

These characteristics, coupled with a disciplined approach to managing our financial resources, have allowed the Company to achieve a double-digit increase in earnings per share in each of the past four years when measured on a comparable basis. This is particularly remarkable in light of unprecedented spikes in raw material costs in 2007, a severe economic downturn in the global economy in 2008 and currency market headwinds over the past 12 months.

Shareholder return is further enhanced by our strong dividend track record. In November 2009, your Board of Directors approved the Company’s 24th consecutive year of dividend increase, and we have paid dividends every year since 1925.

Underlying this performance is our strategy for growth: continuous margin improvement, further investment in the business and steadily increasing sales and profit. This strategy has served us well during these extreme economic conditions. We fully expect it to continue to deliver solid financial results as we move forward.

Acknowledgments

Following his retirement as President and CEO in early 2008, Bob Lawless retired from the Board of Directors in 2009 after 11 years as Chairman. During his tenure, Bob strengthened the Board’s governance by transitioning to primarily independent directors. He was instrumental in setting our strategy, inspiring performance and achieving results. I would like to personally thank him for his leadership and service. Also during 2009, Cile Perich, our Vice President – Human Relations, joined the Company’s Management Committee.

Led by your Board members, McCormick’s leadership team has the right experience and high motivation to manage through challenges and remain focused on the profitable growth of our business. Throughout this report you will see just a few of our 7,500 employees throughout our worldwide operations who have the talent and energy that are behind our success. I thank McCormick employees everywhere for their hard work and accomplishments. Together we are driving sales, managing costs and increasing cash and profit.

We appreciate your interest and support and hope that, as a McCormick shareholder, you share our confidence in our continued growth and success.

Alan D. Wilson

Chairman, President & CEO

McCormick’s

Management Committee celebrated 10 years on the New York Stock Exchange during 2009: (l-r) Mark Timbie, Chuck Langmead, Cile Perich, Alan Wilson, Gordon Stetz, Lawrence Kurzius

In January 2010, FORTUNE magazine named McCormick to its “100 Best Companies to Work For” list. Alan stated, “Our culture and people, coupled with our long track record of growth and performance, make us a great employer.”

Vision:

McCormick will be the leading global supplier of value-added flavor solutions. Building on strong brands and innovative products, we will be the recognized leader in providing superior quality, value and service to customers and consumers around the world.

McCORMICK & COMPANY 2009 ANNUAL REPORT 7

A TASTE FOR INNOVATION

Our worldwide team of 400 researchers and product developers use our proprietary CreateIT® process to accelerate our new-product development cycle.

With imagination and a bit of fun, our product development team in France (pictured below) helped extend our popular Vahiné brand of dessert items to a line of mixes to prepare delicious items like flans and cakes.

While consumers today increasingly want convenience, healthy solutions and good value, taste remains the ultimate factor when choosing food. As a result, bold flavors, authentic ethnic cuisine and unique combinations, along with traditional favorites, are top of mind when ordering out or dining in.

In either case, McCormick is at the heart of the flavor solution with tasteful innovations and ideas around the world. We maintain our industry leadership by consulting with culinary experts in various global markets to identify emerging trends in food and food preparation. Around the world, our team of 400 researchers and product developers translates this unique insight into new products for consumers and customers using our proprietary CreateIT process, which brings together flavor developers, culinary chefs, sensory experts and consumers to validate and accelerate our new-product development cycle.

In addition to continually creating new flavor solutions, we make sure our existing product line remains properly aligned with market needs. For example, to address consumers’ changing dietary needs, we relaunched our dry seasoning mixes in the U.S., reformulating many of these products to remove MSG, transfat and artificial flavors, and to feature our natural spices and herbs. As part of this relaunch, we updated packaging designs and improved in-store displays. This marketplace insight, coupled with focused marketing, led to a 6% unit increase in sales of these products. In addition, we introduced new versions of our Zatarain’s® items featuring the taste of New Orleans, as well as Simply Asia® seasoning mixes, to help consumers re-create dishes they enjoy when dining out.

In France, Vahiné is a well-known brand with a reputation for quality ingredients and expertise in helping consumers prepare great desserts. We recently extended our product range with eight new varieties of cake mixes. These premium products deliver the superior flavor of French pâtisserie shops with easy, at-home preparation. Also in Europe, we introduced a line of Ducros® Selections for frequent users of herbs and spices, and additional blends of our Schwartz Flavourful™ recipe mixes in the U.K., which contain unique blends of slow-roasted whole spices and herbs.

Our product range in China includes not only spices and seasonings but condiments such as sauces and jams. New McCormick honey jams in this market contain honey as a natural sweetener and are being used as a spread or in tea. In Australia, where we have the number-one market share in

8 McCORMICK & COMPANY 2009 ANNUAL REPORT

gelatin with our Aeroplane® “jelly” brand, we have now developed Create-a-Jelly™ – a gelatin prepared using any favorite beverage.

Looking ahead, we are particularly excited about two new product lines that performed well in 2009 test markets. Perfect Pinch® makes it easy to explore new flavors and create inspired meals. With 18 varieties, we have consolidated and simplified three different lines of seasoning blends. For consumers who prefer to measure their ingredients and follow a recipe, we developed Recipe Inspirations®. With six varieties such as garlic and lime fajitas and rosemary roasted chicken and potatoes, Recipe Inspirations are a twist on the familiar and introduce consumers to a spice or herb they may not have used before.

This tasteful innovation also takes place on the industrial side of our business, where foodservice customers and other food manufacturers turn to McCormick’s innovation team for rapid innovation that is on-trend and on-target with consumers. In fact, in each of the past five years, anywhere from 13% to 18% of annual sales have come from products introduced in the preceding three years. This further validates our CreateIT methodology, which allows us to gain market share through new product “win rates” of 35% for U.S. foodservice customers and 70% for U.S. food manufacturers. These rates are also high in international markets. In 2009, we worked with large, multinational quick service restaurants to develop and provide flavors for a number of new menu items.

Tasteful innovation has been – and will always be – a major component of our growth strategy.

Recipe Inspirations feature premeasured spices and a collectible recipe card that make it easy to create flavorful meals at home. Our marketing experts and sales team are launching these innovative products in 2010.

With new Create-a-Jelly, consumers in Australia can flavor gelatin with their favorite beverage. We grew sales of Aeroplane products 14% in 2009.

Every year since 2005, between 13% and 18% of our industrial business sales have come from new products launched in the preceding three years.

McCORMICK & COMPANY 2009 ANNUAL REPORT 9

A CONNECTION WITH CONSUMERS

Our global ads feature low-cost ways to add taste to potatoes and other daily staples, information about the high antioxidant level of spices and herbs, and how to “master the flame, master the flavor” when grilling.

McCormick’s products are typically less than 10% of the cost of the meal but 90% of the flavor.

Consumers around the world know us by many names – McCormick in the U.S., Australia, China and Latin America; Schwartz in the U.K.; Club House® in Canada; and Ducros in France. In addition to our broad lines of spices and seasonings, popular brands like Vahiné, Grill Mates®, Zatarain’s and Aeroplane have their own loyal following.

While the names may vary, the connection with consumers is consistent everywhere. Helping to reinforce that bond are our aggressive brand marketing efforts. Just as we don’t leave product innovation to chance, so too are we diligent in measuring the effectiveness of our promotion and advertising programs to ensure we remain properly aligned with market expectations and opportunities.

In 2009, a large portion of our U.S. marketing spend had returns that exceeded industry averages. We are achieving a lift in sales from engaging ads that are cost efficient and expertly placed using audience targeting. For example, we grew North American sales of Grill Mates in the U.S. and La Grille in Canada by 20%, thanks in large part to a comprehensive marketing campaign.

In recent years our ads have emphasized convenience, freshness and authentic flavors. In the current economic environment, much of our messaging has been centered on the

10 McCORMICK & COMPANY 2009 ANNUAL REPORT

value of our brands. Of the total cost of a meal, our seasonings, sauces and marinades represent only pennies per serving. Or, to put it another way, McCormick is often less than 10% of the cost of the meal but 90% of the flavor. To deliver this value message, we increased our coupon activity and stepped up our promotions in 2009. A number of our print ads featured ways to prepare a low-cost meal with our products.

Similarly, we remain acutely aware of the in-store display and merchandising of our products and have made great improvements in recent years with the introduction of gravity-feed shelving for our core spice and seasoning products. In addition, secondary displays of our products are important particularly during holiday periods.

We are also taking advantage of opportunities on the Internet, which has become an increasingly important avenue to engage consumers globally. We are finding ways to drive traffic to our websites via creative online advertising and then retaining these consumers with fresh, relevant content. Our online advertising in the U.S. delivered more than 200 million visits to our sites last year and one of our recipes was viewed online every five seconds. This validates for us both the importance of the initiative and our effectiveness in leveraging the opportunity. Hit rates for our relaunched U.K. Schwartz website were up 100% toward the end of 2009.

Since 2004 we have increased our marketing spending by more than 50%. We have achieved a great return on this investment behind our brands and see further opportunities to connect with consumers in markets around the world.

Impressive store displays get consumer attention and incremental sales. In Australia, our selling team helped double sales of slow cooker seasonings in 2009 with high-impact product merchandising.

Our websites around the world engage consumers with information that includes low-cost recipes, as well as 30-minute meal ideas, information about product shelf-life and a “Flavor Forum” network.

We have increased marketing support behind our brands more than 50% since 2004.

McCORMICK & COMPANY 2009 ANNUAL REPORT 11

A DRIVE FOR EXPANSION

Much of our business today was generated by the acquisition of leading brands around the world.

A fresh marketing campaign featured Lawry’s new reduced sodium product.

Expansion into new markets has led to a broad global footprint and the product portfolio we have today. Club House in Canada, Schwartz in the U.K. and Ducros in France are all number one brands added through acquisition. Across all of our brands we supply products to nearly 100 countries around the world.

The acquisition of leading brands continues to be an integral part of our growth strategy. For the past five years, we have had average annual sales growth of 5%, and acquisitions have accounted for one-third of this increase. In our developed markets we are seeking iconic brands like Lawry’s seasonings and marinades or Billy Bee® honey products. Products with a distinct flavor profile such as Simply Asia and Zatarain’s offer compelling growth opportunities. We have a particular interest in emerging markets such as China and India as we identify acquisition candidates.

Our integration effectiveness increases with each successive acquisition. After completing the transaction in July 2008, our teams worked to fold in the Lawry’s business with few incremental costs, exceeding our projected earnings accretion for the first 12 months. We have reignited sales growth for the Lawry’s brand. Early in 2009, we introduced a new reduced-sodium version of the iconic Lawry’s seasoned salt and two new marinades. This was followed by a fresh marketing campaign, the launch of additional marinade

12 McCORMICK & COMPANY 2009 ANNUAL REPORT

varieties and an appealing new bottle design. Lawry’s has been our largest acquisition to date and one of our most successful.

For our U.S. foodservice customers, we recently launched our “McCormick for Chefs” campaign. This initiative moves us from a spice and herb expert to a flavor partner. As a key part of this master brand campaign, we are introducing the exciting flavors of Lawry’s, Zatarain’s and Thai Kitchen® products to restaurant chefs.

Beyond acquisitions, we have gained new distribution of our leading brands in North America and Europe with value-priced retailers in 2008 and 2009. In China, we have developed a strong foothold for the McCormick brand since its introduction in 1990. The opportunity for further expansion is significant. In just the past two years we doubled the number of major cities where consumers can purchase our products. Through our selling network we are gaining placement in both modern grocery stores and traditional street markets.

Over the past five years, sales growth for our industrial business in Asia has also been strong, as we support the expansion of multinational restaurants and food manufacturers. Production capacity of our plant in Thailand was recently doubled to accommodate this growth. We also added a condiment plant in South Africa due to increased demand.

Acquisitions will continue to be an important avenue for growth at McCormick. Along with new distribution, acquisitions will continue to expand our business into new regions and new product categories that bring flavor to consumers.

The introduction of acquired brands such as Lawry’s is part of our “McCormick for Chefs” campaign.

Over the past five years, sales growth for our industrial business in Asia has been strong, as we support the expansion of multinational restaurants and food manufacturers.

McCORMICK & COMPANY 2009 ANNUAL REPORT 13

A COMMITMENT TO SUSTAINABILITY

We view sustainability as an integral part of our business and essential to our success.

Since 2005 our global operations have reduced greenhouse gases by 24%, water usage by 19%, electricity usage by 14% and solid waste by 6%.

A new recycling unit in our Atlanta, Georgia manufacturing facility recycles excess product for use in animal feed, contributing to our 43% solid waste reduction in this facility.

GREENHOUSE GAS

WATER

ELECTRICITY

SOLID WASTE

Building on a cultural foundation of concern for others, we are committed to making a positive difference in the global communities where we live and work.

McCormick has a long history of sourcing pure, natural spices and herbs, and our attention to sustainability starts at the farms. Our global sourcing team travels the world to monitor growing activity and weather conditions on the farms with the goal of providing fully mature healthy crops. We have worked effectively with farmers to improve crop production, drying and storage methods. Our ongoing objective year to year is to buy the highest quality spices and herbs, yielding the best flavor.

As these raw materials arrive at our facilities for processing, we are committed to minimizing our own impact on the environment. Since 2005 our global operations have reduced greenhouse gases by 24%, water usage by 19%, electricity usage by 14% and solid waste by 6%.

Our focus on sustainability has resulted in many other accomplishments as well. Our manufacturing facility in Atlanta, for example, has reduced its solid waste by 43% since 2005. In our largest plant in the U.K., we recently achieved a 48% rise in recycling and reduced electricity usage by 14% and water usage by 13%. In recognition of these achievements, outstanding employee engagement in sustainability efforts and ISO 14001 certification, this facility was awarded “Sustainable Manufacturer of the Year” for 2009 by a leading U.K. manufacturers’ publication. Sustainability extends to our packaging as well. In 2009, we eliminated 350,000 pounds of corrugated

14 McCORMICK & COMPANY 2009 ANNUAL REPORT

shipping materials for our foodservice products in the U.S.

We are also focused on the impact of our products on consumers. In 2007, we founded the McCormick Science Institute to advance the health benefits of culinary spices and herbs. In the Americas, Europe and the Asia/Pacific region, our “Super Spices” advertising and website began educating consumers about the high levels of natural antioxidants in many of our products. We offer reduced-sodium versions of a number of our most popular U.S. items, including Zatarain’s Jambalaya rice mix, Grill Mates Montreal Steak seasoning and our latest addition, Lawry’s seasoned salt, as well as many favorites in international markets.

Our efforts extend from the health of our products to the health of the communities in which we operate. This begins at the growing regions around the world where McCormick has provided support. In 2009, we funded construction of two health clinics in Indonesia and provided donations during the devastating earthquakes in this region. Our corporate giving goes beyond health initiatives to education, environment and habitat, health and welfare, civic and culture, and diversity.

Concern for one another is one of our shared values, and our employees are generous in sharing with their communities. In the U.S. many employees work an additional eight hours each year and donate their earnings – which are matched by the Company – to local charities. Employees in other locations donate their time and energy to raise funds for their local community. The Company also recognizes leaders in community service with annual awards.

For 120 years, McCormick’s people have valued an enduring culture that still thrives today. Our Multiple Management philosophy is the foundation of this culture and is based on the inclusion of all employees, encouraging their participation in every aspect of our business. We are emphasizing these values with the McCormick High Performance System, which motivates our employees and leads to better training, lower turnover and greater efficiency.

Our talented and motivated employees are the key ingredient of our success. We recognize this and continue to invest in development and a work environment where our talents can be applied and rewarded. In 2009, we added further resources behind our diversity and inclusion efforts, as well as employee communications, while continuing to monitor our progress with employee surveys. With the formation of two regional Multiple Management Boards, we are strengthening our leadership development initiatives around the world.

At McCormick, we care about our impact on the environment, our consumers, the communities in which we operate and the well-being and advancement of our employees. We view sustainability as an integral part of our business and essential to our success. It is truly our nature.

Our Multiple Management Board in Mexico donated to an organization that provides support for girls ages six to 13 who suffer from poverty and abuse.

OUR SHARED VALUES

The people of McCormick are our “key ingredient.”

Ethical behavior

Teamwork

High performance

Innovation

Concern for one another

= Success

McCORMICK & COMPANY 2009 ANNUAL REPORT 15

A FOCUS ON PERFORMANCE

McCormick’s continuing businesses have reported sales growth for more than 50 years. Since 1999, sales have grown at a compound annual growth rate of 6%. During this same 10-year period, earnings per share, adjusted for a stock split, have grown at a 12% compound annual growth rate. For each of the past three years we have grown earnings per share at a double-digit pace. We are proud to have accomplished this level of increase during a period of volatility in both input costs and currency rates, as well as a difficult global economy.

While our strong brands, leading market position and motivated employees are important elements of this success, equally important is our effective and sustainable growth strategy – improve margins, invest in the business and grow sales and profit.

We are improving margins with a more favorable business mix and with aggressive cost reductions. In 2009 we completed a broad restructuring plan that has resulted in annual savings of $61 million. Increased productivity allowed us to reduce the number of major manufacturing facilities by 26% and increase sales per facility by 66% since the program began in 2005.

Ongoing cost savings are being realized in each region and function

At our largest manufacturing plant based in Maryland, this new high-capacity blending station does the work of six smaller blenders and was instrumental in the successful integration of the Lawry’s business.

16 McCORMICK & COMPANY 2009 ANNUAL REPORT

under our Comprehensive Continuous Improvement effort. Our achievements in CCI are reflected in all aspects of our business, but most notably in our supply chain. Our 2009 CCI results include supply chain initiatives focused on supplier collaboration, manufacturing continuous improvement, packaging optimization and raw material origin and formulation conversions. In 2009, cost savings reached $42 million, ahead of our initial goal of $30 million. At our facility in Dallas, a “washout” that used to take 12 hours has been reduced to six hours. Productivity on product samples at our Technical Innovation Center has increased 46%. These and other cost reductions allow us to increase our brand marketing, develop new products and fund other initiatives. It is our fuel for growth.

We set objectives not only to increase profit, but to reduce working capital. This modified measurement, called McCormick Profit, has been in place for two years. In both years we reduced our cash conversion cycle by five days, and in 2009 we generated $416 million of cash from operations. We are currently using cash to pay down debt from the Lawry’s acquisition, and through the end of 2009 have reduced our debt by $252 million. We have maintained a strong balance sheet and investment-grade credit rating despite the difficult economy.

Cash is also funding dividends. McCormick shareholders have been paid a dividend every year since 1925. Your Board has increased the dividend on a per-share basis for 24 consecutive years. We recognize our dividends as one more way to build value for our shareholders.

Progress with CCI led to $42 million of cost savings in 2009.

We removed five days from our cash conversion cycle in 2008, followed by another five day reduction in 2009.

In November 2009 the Board of Directors declared our 24th consecutive dividend increase.

McCORMICK & COMPANY 2009 ANNUAL REPORT 17

John P. Bilbrey 53

Senior Vice President of the Hershey Company and President – Hershey North America Hershey, Pennslyvania Director since 2005

Nominating / Corporate Governance Committee

James T. Brady 69

Managing Director, Mid-Atlantic Ballantrae International, Ltd. Ijamsville, Maryland Director since 1998 Audit Committee*

J. Michael Fitzpatrick 63

Chairman & Chief Executive Officer Citadel Plastics Holdings, Inc. Radnor, Pennsylvania Director since 2001

Audit Committee

Freeman A. Hrabowski, III 59

President University of Maryland Baltimore County Baltimore, Maryland Director since 1997

Nominating / Corporate Governance Committee*

Michael D. Mangan 53

President, Worldwide Power Tools & Accessories The Black & Decker Corporation Towson, Maryland Director since 2007

Audit Committee

Joseph W. McGrath 57

President & Chief Executive Officer (retired) Unisys Corporation Philadelphia, Pennsylvania Director since 2007

Compensation Committee

Margaret M.V. Preston 52

Managing Director, Market Executive U.S. Trust Bank of America Private Wealth Management Greenwich, Connecticut Director since 2003

Nominating / Corporate Governance Committee

George A. Roche 68

Chairman of the Board & President (retired) T. Rowe Price Group, Inc. Baltimore, Maryland Director since 2007

Compensation Committee

William E. Stevens 67

Chairman BBI Group St. Louis, Missouri Director since 1988

Compensation Committee*

Alan D. Wilson 52

Chairman, President & Chief Executive Officer McCormick & Company, Inc. Director since 2007

*Denotes committee chairman

18 McCORMICK & COMPANY 2009 ANNUAL REPORT

EXECUTIVE OFFICERS

Alan D. Wilson

Chairman, President &

Chief Executive Officer

Paul C. Beard

Senior Vice President –

Finance & Treasurer

W. Geoffrey Carpenter

Vice President –

General Counsel & Secretary

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

The MD&A is organized in the following sections:

Business Overview

Results of Operations

Liquidity and Financial Condition

Acquisitions

Restructuring Activities

Other information, including impairment charge, critical accounting estimates and assumptions and forward-looking information

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

McCORMICK & COMPANY 2009 ANNUAL REPORT 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Business Overview

Executive Summary

McCormick is a global leader in the manufacture, marketing and distribution of spices, herbs, seasonings, specialty foods and flavors to the entire food industry. Customers range from retail outlets and food manufacturers to foodservice businesses. The Company was founded in 1889 and built on a culture of Multiple Management which engages employees in problem-solving, high performance and professional development.

We have approximately 7,500 full-time employees in facilities located around the world. Our major sales, distribution and production facilities are located in North America and Europe. Additional facilities are based in Mexico, Central America, Australia, China, Singapore, Thailand and South Africa. In 2009, 38% of sales were outside the United States.

Listed below are significant highlights of the discussion and analysis that follows:

¢   Net sales were $3.2 billion in 2009. Higher volume and product mix increased sales 2% due to the Lawry’s business acquired in mid-2008. This increase, along with higher prices to offset increased input costs, was offset by the unfavorable impact of foreign currency exchange rates.

¢  Earnings per share were $2.27 in 2009 compared to $1.94 in 2008.

¢  We concluded our restructuring program that began late in 2005, achieving a total of $61 million in annual cost savings, which exceeded our initial target by 22%. Cost savings from our restructuring program, as well as our Comprehensive Continuous Improvement (CCI) program, reached $42 million in 2009.

¢  Cash from operations reached a record $416 million even after a $53 million increase in our pension plan contributions. We used part of this cash to pay down $252 million of the debt related to the Lawry’s acquisition and also spent $125 million on dividend payments.

¢  In November 2009, our Board of Directors approved our 24th consecutive annual dividend increase and the annualized quarterly dividend as we began our 2010 fiscal year was $1.04 per share.

Business Segments

We operate in two business segments, consumer and industrial. Consistent with market conditions in each segment, our consumer business has a higher overall profit margin than our industrial business. In 2009, excluding restructuring charges, the consumer business contributed 60% of sales and 82% of operating income and the industrial business contributed 40% of sales and 18% of operating income.

Across both segments, we have the customer base and product breadth to participate in all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack. We offer consumers a range of products from premium to value-priced.

Consumer Business

From locations around the world, our consumer brands reach nearly 100 countries. Our leading brands in the Americas are McCormick, Lawry’s and Club House. We also market authentic ethnic brands such as Zatarain’s, El Guapo®, Thai Kitchen and Simply Asia, and specialty items such as Billy Bee honey products and seafood complements under the Golden Dipt® and Old Bay® labels. In Europe, the Middle East and Africa (EMEA) we sell the Ducros, Schwartz, McCormick and Silvo® brands of spices, herbs and seasonings and an extensive line of Vahiné brand dessert items. In the Asia/Pacific region our primary brand is McCormick, and we also own the Aeroplane brand which is the leader in gelatins in Australia.

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

20	McCORMICK & COMPANY 2009 ANNUAL REPORT

Industrial Business

In our industrial business we provide a wide range of products to multinational food manufacturers and foodservice customers. The foodservice customers are supplied both directly and indirectly through distributors. Among food manufacturers and foodservice customers, many of our relationships have been established for decades. We focus our resources on our strategic partners that offer a greater growth potential. Our range of products remains one of the broadest in the industry and includes seasoning blends, natural spices and herbs, wet flavors, coating systems and compound flavors. In addition to a broad range of flavor solutions, our customers benefit from our expertise in sensory testing, culinary research, food safety, flavor application and other areas.

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

Strategic Focus

Our strategy – to improve margins, invest in our business and increase sales and profits – has been driving our success for more than 10 years and is our plan for growth in the future.

In 2009, gross profit margin rose to 41.6% from 40.6% in the prior year. Our acquisition of consumer brands has led to a more favorable business mix in recent years, and our latest portfolio addition with Lawry’s, moved our margins even higher. New product introductions also have the potential to improve margins, particularly in our industrial business where our development efforts are focused on more value-added items. A third path to higher margins is the incremental cost savings from CCI which spans all functions of our global business.

Product innovation is one of the leading investments to grow our business. New products launched in the past three years accounted for 8% of net sales in 2009. Since 2004, we have increased research and development expense nearly 25%. We are also investing in greater marketing support to drive sales of our leading brands, with an increase of 53% in the past five years. Another growth initiative is brand revitalization which encompasses marketing support as well as better merchandising, packaging and other improvements.

We are also growing our business with investments in acquisitions. Acquisitions have added 2% to average annual sales growth in the past five years. Through acquisitions we seek to add leading brands to extend our reach into new geographic regions where we currently have little or no distribution, with a particular interest in emerging markets. In our developed markets, we are adding brands that have a niche position and meet a growing consumer trend. Due in part to our acquisition strategy, we intend to grow our consumer business at a faster pace than our industrial business.

Long-term we expect to achieve mid-single digit sales growth with one-third from category growth and distribution gains, one-third from product innovation and one-third from acquisitions. Pricing and foreign currency exchange rates also impact sales. In 2009, pricing actions were beneficial to sales growth, while the impact of currency rates was unfavorable.

Our business generates strong cash flow. Actions to grow net income and improve working capital are designed to lead to higher levels of cash generation. Cash is our fuel for incremental product development, marketing support, strategic acquisitions and capital projects. Although currently curtailed while we pay down debt from the Lawry’s acquisition, we have a share repurchase program designed to lower shares outstanding. We are building total shareholder return with consistent dividend payments. We have paid dividends every year since 1925.

McCORMICK & COMPANY 2009 ANNUAL REPORT	21

MANAGEMENT’S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS – 2009 COMPARED TO 2008

	2009	2008
Net sales	$3,192.1	$3,176.6
Percent growth	.5%

Sales for the fiscal year rose slightly from 2008. Pricing actions taken to offset higher costs added 3.8% to sales, while unfavorable foreign exchange rates reduced sales 5.0% for the year. Favorable volume and product mix, combined, added 1.7% to sales. This impact includes the acquisition of Lawry’s (less the reduction in sales from the disposition of Season-All), which increased sales by 3.1% . The Lawry’s acquisition and disposal of Season-All took place in July 2008.

	2009	2008
Gross profit	$1,327.2	$1,288.2
Gross profit margin	41.6%	40.6%

In 2009, gross profit increased 3.0% and gross profit margin rose 100 basis points. The increase in gross profit margin was due equally to a more favorable mix of business and cost savings initiatives.

    In 2009 sales in our consumer segment, which carries a higher gross profit margin, grew 3.3% while sales in our industrial segment declined 3.4% .The increase in consumer sales was driven by the Lawry’s acquisition.

    Our Comprehensive Continuous Improvement program (CCI) also boosted margins. Total savings in 2009 were $37 million, of which $31 million improved gross profit.

    Improvements due to business mix and cost reductions were partially offset by cost increases.

	2009	2008
Selling, general & administrative
expense (SG&A)	$846.6	$870.6
Percent of net sales	26.6%	27.4%

Selling, general and administrative expenses in total dollars and as a percentage of net sales declined in 2009 compared to 2008. The underlying decrease in SG&A reflects our efforts to manage expenses, improve productivity and integrate the Lawry’s business with minimal incremental operating expenses. More specifically, lower expense levels were due to decreases in distribution costs, certain benefit expenses and other cost savings, partially offset by higher marketing support costs.

    Lower distribution costs were driven by CCI initiatives and leveraging our existing distribution channels with the new Lawry’s business. Retirement plan expenses were lower due to changes in actuarial assumptions and higher income on marketable securities.

    During 2009 we increased marketing support costs $19.5 million or 15%. A large portion of the increase funded a new marketing campaign for Lawry’s. Other products featured with incremental marketing support included our revitalized dry seasoning mixes, Grill Mates, new Vahiné cake mixes, and in China, honey jams.

	2009	2008
Impairment charge	–	$29.0

In 2008 we recorded a non-cash impairment charge to lower the value of our Silvo brand intangible asset in The Netherlands. More details of the impairment charge are discussed later in MD&A.

The following is a summary of restructuring activities:

	2009	2008
Pre-tax restructuring charges: Recorded in cost of goods sold	$ 2.5	$ 4.5
Other restructuring charges	13.7	12.1
Reduction in operating income	16.2	16.6
Income tax effect	(5.3)	(5.1)
Reduction in net income	$10.9	$11.5
Reduction in earnings per share – diluted	$ .08	$ .09

Pre-tax restructuring charges for both 2009 and 2008 related to actions under our restructuring program to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. More details of the restructuring charges are discussed later in MD&A and in note 11 of the financial statements.

22	McCORMICK & COMPANY 2009 ANNUAL REPORT

	2009	2008
Interest expense	$52.8	$56.7
Other income, net	2.4	18.0

The decrease in interest expense was due to lower interest rates, offsetting an increase in total average debt outstanding in 2009 when compared to 2008. The decrease in other income was due to the $12.9 million pre-tax gain recorded in 2008 on the sale of our Season-All business, sold in connection with the acquisition of Lawry’s (see note 2 of the financial statements) and reduced interest income.

	2009	2008
Income from consolidated operations before income taxes	$416.5	$337.8
Income taxes	133.0	100.6
Effective tax rate	31.9%	29.8%

The increase in the effective tax rate was due to our current mix of income by taxing jurisdictions. Income taxes in 2009 and 2008 included $3.6 million and $2.9 million, respectively, of net discrete tax benefits. These tax benefits related to the settlement of tax audits and adjustments to prior tax provisions once actual tax returns were prepared and filed.

	2009	2008
Income from unconsolidated operations	$16.3	$18.6

Income from unconsolidated operations decreased $2.3 million in 2009 compared to 2008. This decrease was primarily driven by our joint venture in Mexico, as well as some smaller joint ventures. Our joint venture in Mexico had a strong performance with sales in local currency up 19%. However, income from this business was unfavorably impacted by the stronger U.S. dollar during most of 2009 and to a lesser degree, higher soybean oil costs. Soybean oil is the primary ingredient in mayonnaise, which is the leading product for this joint venture.

    The following table outlines the major components of the change in diluted earnings per share from 2008 to 2009:

2008 Earnings per share – diluted	$1.94

Increased operating income exclusive of restructuring and impairment charges	.33
Impairment charge recorded in 2008	.15
Lower restructuring charges	.01
Lower interest expense	.02
Decrease in other income	(.08)
Increase in tax rate	(.07)
Lower income from unconsolidated operations	(.02)
Effect of higher shares outstanding	(.01)
2009 Earnings per share – diluted	$2.27

CONSUMER BUSINESS

	2009	2008
Net sales	$1,911.2	$1,850.8
Percent growth	3.3%
Operating income, excluding restructuring and impairment charges	397.9	343.3
Operating income margin, excluding restructuring and impairment charges	20.8%	18.5%

Higher volume and product mix added 3.6% to sales, including the net impact of the Lawry’s acquisition, which accounted for 4.6% . Pricing actions taken to offset higher costs added another 3.5% to sales, while unfavorable foreign exchange rates reduced consumer sales by 3.8% in 2009 compared to 2008.

    In the Americas, consumer business sales increased 9.1%, including a 1.3% decrease due to unfavorable foreign exchange rates. Higher volume and product mix added 6.4% to sales, which included a 6.7% increase from the net impact of the Lawry’s acquisition. Sales volume increases included grilling products and dry seasoning mixes, while sales volumes of gourmet items declined. During 2009 a number of retailers reduced their inventory levels which impacted our sales growth. Higher pricing taken early in the year added 4.0% to consumer sales in the Americas.

    In EMEA, consumer sales decreased 11.3%, which includes 9.8% from unfavorable foreign exchange rates. Pricing actions added 2.5% to sales and unfavorable volume and product mix reduced sales by 4.0% .

McCORMICK & COMPANY 2009 ANNUAL REPORT	23

MANAGEMENT’S DISCUSSION AND ANALYSIS

The retail environment in the U.K. continues to be difficult and has caused weak sales of our Schwartz brand. Our business in France remains strong, particularly with our Vahiné dessert items, and has helped to offset some of the decline in the U.K.

    Sales in the Asia/Pacific region decreased 0.4%, with 6.4% due to unfavorable foreign exchange rates. Sales volume and product mix grew by 6.1%, with China increasing at a double-digit pace and Australia growing at a low single-digit rate. Our growth in China is due to the launch of several new products and expanded distribution of our brands.

    The increase in operating income excluding restructuring and impairment charges for the consumer business was driven by increased sales, improved margins from cost reductions and the integration of Lawry’s with minimal incremental expense, offset in part by higher brand marketing support. From time to time, our customers evaluate their mix of branded and private label product offerings. If a significant portion of our branded business was switched to private label, it could have a significant impact on our consumer business.

INDUSTRIAL BUSINESS

	2009	2008
Net sales	$1,280.9	$1,325.8
Percent decrease	(3.4)%
Operating income, excluding restructuring charges	85.2	78.8
Operating income margin, excluding restructuring charges	6.7%	5.9%

The industrial business sales decrease was driven largely by unfavorable foreign exchange rates, which reduced sales 6.7% . Pricing actions, which offset increased costs of certain commodities, added 4.4% to sales. Volume and product mix lowered sales 1.1% due to a slower pace of new product introductions by industrial customers. This reduction included the Lawry’s acquisition, which added 1.0% to sales.

    Sales in the Americas rose 0.2%, including a 3.3% decrease due to unfavorable foreign exchange rates. In this region, pricing actions increased sales by 4.1% . Lower volume and product mix reduced sales by 0.6%

with less product innovation by our customers. The Americas volume and product mix impact included the Lawry’s acquisition, which added 1.4% to sales.

    In EMEA, a 14.8% sales decrease was the result of a 19.3% unfavorable foreign exchange rate impact and a 2.9% decline from lower volume and product mix. Sales to the foodservice channel were affected by the bankruptcy of a major customer in 2009. Partially offsetting these declines was higher pricing, which added 7.4%.

    In the Asia/Pacific region, sales decreased 3.9% due to unfavorable foreign exchange rates. Pricing had minimal impact in this region and volume and product mix were flat. During 2009, we experienced a slowdown in demand from the restaurant customers that we serve in China.

    Despite the decrease in industrial sales, operating income excluding restructuring activities increased which is evidence of the effectiveness of our CCI-driven savings program and progress toward a more favorable product mix. In general, the new products that we layered into our portfolio during 2009 were accretive to the overall margins. Operating income in 2009 included $7 million of costs related to a foodservice customer bankruptcy in the U.K.

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

In 2008, gross profit increased 8.1% . During 2008, we effectively offset volatile and increased material costs with pricing actions, productivity improvements and a higher-margin product mix.

24	McCORMICK & COMPANY 2009 ANNUAL REPORT

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

    Cost reductions in cost of goods sold, as well as selling, general and administrative expense, totaled $31 million.

	2008	2007
SG&A	$870.6	$806.9
Percent of net sales	27.4%	27.7%

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

	2008	2007
Impairment charge	$29.0	–

In 2008 we recorded a non-cash impairment charge to lower the value of our Silvo brand intangible asset in The Netherlands. See discussion in note 4 of the financial statements for more information.

    The following is a summary of restructuring activities:

	2008	2007
Pre-tax restructuring charges:
Recorded in cost of goods sold	$ 4.5	$ 3.3
Other restructuring charges	12.1	30.7
Reduction in operating income	16.6	34.0
Income tax effect	(5.1)	(10.6)
Loss (gain) on sale of unconsolidated operations, net of tax	–	.8
Reduction in net income	$11.5	$24.2
Reduction in earnings per share – diluted	$ .09	$ .18

Pre-tax restructuring charges for both 2008 and 2007 related to actions under our restructuring program to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. More details of the restructuring charges are discussed later in MD&A and in note 11 of the financial statements.

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

	2008	2007
Income from consolidated operations before income taxes	$337.8	$302.4
Income taxes	100.6	92.2
Effective tax rate	29.8%	30.5%

McCORMICK & COMPANY 2009 ANNUAL REPORT	25

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

    The following table outlines the major components of the change in diluted earnings per share from 2007 to 2008:

2007 Earnings per share – diluted	$1.73

Increased sales and operating income exclusive of restructuring and impairment charges	.18
Impairment charge recorded in 2008	(.15)
Lower restructuring charges	.09
Lower income from unconsolidated operations	(.02)
Lower interest expense	.02
Increase in other income	.05
Decrease in tax rate	.02
Effect of lower shares outstanding	.02
2008 Earnings per share – diluted	$1.94

CONSUMER BUSINESS

	2008	2007
Net sales	$1,850.8	$1,671.3
Percent growth	10.7%
Operating income, excluding restructuring charges	343.3	313.9
Operating income margin, excluding restructuring charges	18.5%	18.8%

Higher volume and product mix added 5.3% to sales, including the net impact of the Lawry’s and Billy Bee acquisitions which accounted for 3.7% . Pricing actions taken to offset higher costs added another 3.2% . Favorable foreign exchange rates added 2.2% to consumer sales in 2008 compared to 2007.

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

    In EMEA, consumer sales rose 5.6%, which includes 5.6% from favorable foreign exchange rates and 2.5% from pricing actions. The remaining decrease of 2.5% was due to unfavorable volume and product mix. A more difficult economy in the second half of 2008 and a subsequent slow-down in consumer purchases affected both the category and our products. Sales volume and product mix was also affected by a reduction in trade inventory by retailers in France during this period.

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

26	McCORMICK & COMPANY 2009 ANNUAL REPORT

INDUSTRIAL BUSINESS

	2008	2007
Net sales	$1,325.8	$1,244.9
Percent growth	6.5%
Operating income, excluding restructuring charges	78.8	74.3
Operating income margin, excluding restructuring charges	5.9%	6.0%

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

    Sales in the Americas rose 5.7% with favorable foreign exchange rates adding 0.6% and the net impact of acquisitions adding 1.4% . In this region, pricing actions increased sales by 8.9% . Lower volumes and product mix reduced sales by 5.2% .

    In EMEA, a 1.9% sales increase was the result of higher pricing, which added 7.2%, offset by a 3.1% unfavorable foreign exchange rate impact and a 2.2% decline from lower volumes and product mix. The impact of lower volume and product mix has had an unfavorable impact on our manufacturing efficiencies.

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

LIQUIDITY AND FINANCIAL CONDITION

	2009	2008	2007
Net cash provided by operating activities	$415.8	$314.6	$224.5
Net cash used in investing activities	(81.8)	(747.0)	(92.8)
Net cash (used in) provided by financing activities	(341.8)	433.4	(152.1)

We generate strong cash flow from operations which enables us to fund operating projects and investments that are designed to meet our growth objectives, make share repurchases when appropriate, increase our dividend and fund capital projects.

    In the cash flow statement, the changes in operating assets and liabilities are presented excluding the effects of changes in foreign currency exchange rates, as these do not reflect actual cash flows. Accordingly, the amounts in the cash flow statement do not agree with changes in the operating assets and liabilities that are presented in the balance sheet.

    The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. At November 30, 2009, the exchange rates for the Euro, British pound sterling, Canadian dollar and Australian dollar were substantially higher versus the U.S. dollar compared to 2008. Exchange rate fluctuations resulted in increases to trade accounts receivable of $37 million, inventory of $25 million, goodwill of $107 million and other comprehensive income of $187 million since November 30, 2008.

    Operating Cash Flow – When 2009 is compared to 2008, most of the increase in operating cash flow was driven by more effective management of working capital items, such as inventory and receivables, and a higher level of cash generated from improved net income. Also, payments for income taxes were less in 2009 as compared to those made in the prior year. These increases were partially offset by $52.2 million in contributions made to our major U.S. pension plan in 2009. We did not make any contribution to our major U.S. pension plan in 2008 as the plan was overfunded as of November 30, 2007. When 2008 is compared to 2007,

McCORMICK & COMPANY 2009 ANNUAL REPORT	27

MANAGEMENT’S DISCUSSION AND ANALYSIS

most of the increase in operating cash flow was due to a higher level of collections on receivables and a higher level of cash generated from improved net income. In 2007 we made a $22 million contribution to our major U.S. pension plan versus no contribution in 2008.

    Investing Cash Flow – The changes in cash used in investing activities from 2007 to 2009 were primarily due to fluctuations in cash used for acquisition of businesses in 2007 and 2008 with no acquisitions in 2009. We purchased Lawry’s and Billy Bee in 2008 and Thai Kitchen in Europe in 2007. Also, included in 2008 were $14.0 million in net proceeds from the sale of our Season-All business and $18.1 million in proceeds from the disposal of various assets as a part of our restructuring plan. Capital expenditures were $82.4 million in 2009, $85.8 million in 2008 and $78.5 million in 2007. We expect 2010 capital expenditures to be in line with depreciation and amortization expense.

    Financing Cash Flow – In 2009, we decreased our total borrowings by $252.2 million. This compares to increases in total borrowings of $509.1 million in 2008 and $65.5 million in 2007. In 2009, we repaid $50.4 million of long term debt as it became due and reduced short term borrowings by $201.8 million. In 2008, our increase in total borrowings, along with internally generated cash flow, were used to fund $693.3 million for the purchases of the Lawry’s and Billy Bee businesses. In September 2008, we issued $250 million of 5.25% notes due 2013, with net cash proceeds received of $248.0 million. The net proceeds from this offering were used to pay down commercial paper which was issued for the purchase of the Lawry’s business. In December 2007, we issued $250 million of 5.75% medium-term notes which are due in 2017. The net proceeds of $248.3 million were used to repay $150 million of debt maturing in 2008 with the remainder used to repay short-term debt.

    The following table outlines the activity in our share repurchase programs:

	2009	2008	2007
Number of shares of common stock	–	.3	4.3
Dollar amount	–	$11.0	$157.0

There were no shares repurchased during 2009. The amount of share repurchases in 2008 was less than prior years due to the funding required for the Lawry’s and Billy Bee acquisitions. As of November 30, 2009, $39 million remained under the $400 million share repurchase program approved by the Board of Directors in June 2005. The Common Stock issued in 2009, 2008 and 2007 relates to our stock compensation plans.

    Our dividend history over the past three years is as follows:

	2009	2008	2007
Total dividends paid	$125.4	$113.5	$103.6
Dividends paid per share	.96	.88	.80
Percentage increase per share	9.1%	10.0%	11.1%

In November 2009, the Board of Directors approved a 8.3% increase in the quarterly dividend from $0.24 to $0.26 per share. During the past five years, dividends per share have risen at a compound annual rate of 10.2%.

	2009	2008	2007
Debt-to-total-capital ratio	42.6%	54.0%	40.0%

The decrease in our debt-to-total-capital ratio in 2009 (total capital includes debt and shareholders’ equity) was the result of a significant decrease in our total debt, coupled with an increase in shareholders’ equity. Our total debt decreased $248 million in 2009 as we are using excess cash flow to reduce the debt related to the Lawry’s acquisition. Total shareholders’ equity increased $279 million, including a net increase of $61 million in Accumulated Other Comprehensive Income due to foreign currency and pension valuation effects.

    Most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The permanent repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations, capital projects and any possible future acquisitions. At year-end, we temporarily use cash from our foreign subsidiaries to pay down short-term debt. During the year, the level of our short-term debt varies, and it is lower at the end of the year. The average short-term

28	McCORMICK & COMPANY 2009 ANNUAL REPORT

borrowings outstanding for the years ended November 30, 2009 and 2008 were $503.9 million and $367.9 million, respectively. The total average debt outstanding for the years ended November 30, 2009 and 2008 was $1,390.0 million and $1,125.2 million, respectively.

    During 2008, we entered into three separate forward treasury lock agreements totaling $100 million to manage the interest rate risk associated with the issuance of $250 million of fixed rate medium-term notes in September 2008. We also issued $250 million of fixed rate medium-term notes in December 2007 with an associated $150 million of forward treasury lock agreements to manage the interest rate risk. See notes 6 and 7 of the financial statements for further details of these transactions.

    Credit and Capital Markets – Credit market conditions were volatile during 2008 and 2009 but have recently improved. The following summarizes the more significant impacts on our business:

    CREDIT FACILITIES – Cash flows from operating activities are our primary source of liquidity for funding growth, dividends, and capital expenditures. In the past, we have also used this cash to make share repurchases, however we are currently using operating cash flow to pay down debt incurred in the Lawry’s acquisition before we consider resumption of our share repurchase program. We also rely on our revolving credit facilities, or borrowings backed by these facilities, to fund seasonal working capital needs and other general corporate requirements. Our major revolving credit facilities have total committed capacity of $650 million, of which $50 million expired as of December 31, 2009, $100 million expires in July 2010 and $500 million expires in 2012. We generally use these facilities to support our issuance of commercial paper and as of November 30, 2009 we had used $100 million of these facilities for that purpose. If the commercial paper market is not available or viable we could borrow directly under our revolving credit facilities. The facilities are made available by syndicates of banks, with various commitments per bank. If any of the banks in these syndicates are unable to perform on their commitments, our liquidity could be impacted, which could reduce our ability to grow through funding of seasonal working capital. In addition to our committed revolving credit facilities, we have uncommitted credit facilities for $109 million as of November 30, 2009. We engage in regular communication with all of the banks participating in our revolving credit facilities. During these communications none of the banks has indicated that they may be unable to perform on their commitments. In addition, we periodically review our banking and financing relationships, considering the stability of the institutions and other aspects of the relationships. Based on these communications and our monitoring activities, we believe our banks will perform on their commitments. See also note 6 of the financial statements for more details on our financing arrangements. We believe that our internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to fund ongoing operations.

McCORMICK & COMPANY 2009 ANNUAL REPORT	29

MANAGEMENT’S DISCUSSION AND ANALYSIS

    PENSION ASSETS – We hold investments in equity and debt securities in both our qualified defined benefit pension plans and through a rabbi trust for our nonqualified defined benefit pension plan. Cash payments to pension plans, including unfunded plans, were $72.3 million in 2009, $19.2 million in 2008 and $41.6 million in 2007. It is expected that the 2010 total pension plan contributions will be approximately $45 million. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan’s liabilities. Across all plans, approximately 62% of assets are invested in equities, 30% in fixed income investments and 8% in other investments. See also note 9 of the financial statements which details more on our pension funding.

    CUSTOMERS AND COUNTERPARTIES - See the subsequent section of this MD&A under Market Risk Sensitivity – Credit Risk.

ACQUISITIONS

Acquisitions of new brands are part of our strategy to increase sales and profits and to improve margins.

    In 2008, we purchased the assets of the Lawry’s business for $603.5 million in cash, the assumption of certain liabilities relating to the purchased assets and transaction costs of $11.5 million. Lawry’s manufactures and sells a variety of marinades and seasoning blends under the well-known “Lawry’s” brand in North America. During 2009, we completed the final valuation of assets for Lawry’s.

    Also in 2008, we purchased Billy Bee for $76.4 million in cash. Billy Bee markets and sells under the “Billy Bee” brand in North America. During 2009, we completed the final valuation of assets for Billy Bee.

    These businesses have been successfully integrated into our existing business platform and are now considered part of the many product lines that we market.

    See note 2 of the financial statements for further details of these acquisitions.

IMPAIRMENT CHARGE

In 2008, we recorded a non-cash impairment charge of $29.0 million to reduce the value of our Silvo brand name in The Netherlands. Changing market conditions led to a reduction in retail distribution, which affected financial results and the brand value for the Silvo business. See note 4 of the financial statements for further details.

RESTRUCTURING ACTIVITIES

As part of our plan to improve margins, we announced in September 2005 significant actions to improve the effectiveness of our supply chain and reduce costs. This restructuring plan was approved by the Board of Directors in November 2005. As part of this plan, we consolidated our global manufacturing, rationalized our distribution facilities, improved our go-to-market strategy, eliminated administrative redundancies and rationalized our joint venture partnerships. As of November 30, 2009 this restructuring program was completed.

    The restructuring plan reduced complexity and increased the organizational focus on growth opportunities in both the consumer and industrial businesses. We realized $61 million of annual cost savings by the end of 2009. This has improved margins, increased earnings per share and offset higher costs. We invested a portion of these savings in sales growth drivers such as marketing support for our brands. These savings are reflected in both cost of goods sold and selling, general and administrative expenses in the income statement.

    In 2009, we recorded restructuring charges of $16.2 million. These charges were for the closure of our manufacturing plant in The Netherlands and the reduction of administrative personnel in Europe.

    In 2008, we recorded restructuring charges of $16.6 million. These charges were primarily associated with the reduction of administrative personnel in Europe, the U.S. and Canada and the consolidation of production facilities in Europe and the reorganization of distribution networks in the U.S. and U.K.

    In 2007, we recorded restructuring charges of $34.0 million. These charges were related to the closure of manufacturing facilities in Salinas, California and Hunt Valley, Maryland, the consolidation of production facilities in Europe and the reduction of administrative personnel in the U.S. and Europe.

    See note 11 of the financial statements for further details of these restructuring charges.

30	McCORMICK & COMPANY 2009 ANNUAL REPORT

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

The graph assumes that $100 was invested on November 30, 2004 in McCormick Non-Voting Common Stock, the Standard & Poor’s 500 Stock Price Index and the Standard & Poor’s Packaged Foods & Meats Index, and that all dividends were reinvested through November 30, 2009.

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

Foreign Exchange Risk – We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the British pound sterling versus the Euro, and the U.S. dollar versus the Euro, British pound sterling, Canadian dollar, Australian dollar, Mexican peso, Chinese renminbi, Swiss franc and Thai baht. We routinely enter into foreign currency exchange contracts to manage certain of these foreign currency risks.

During 2009, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Canada and Australia. We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

The following table summarizes the foreign currency exchange contracts held at November 30, 2009. All contracts are valued in U.S. dollars using year-end 2009 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions, all with a maturity period of less than one year.

McCORMICK & COMPANY 2009 ANNUAL REPORT	31

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOREIGN CURRENCY EXCHANGE CONTRACTS AT NOVEMBER 30, 2009

Currency sold	Currency received	Notional value	Average contractual exchange rate (currency received/currency sold)	Fair value
Euro	US dollar	$15.4	$1.43	$(.7)
British pound sterling	US dollar	12.4	1.65	.1
Canadian dollar	US dollar	23.5	.90	(1.2)
US dollar	Thai baht	4.7	33.4	–
US dollar	Euro	79.6	.67	.1
British pound sterling	Euro	19.2	1.18	1.3

We have a number of smaller contracts with an aggregate notional value of $4.9 million to purchase or sell various other currencies, such as the Australian dollar and the Singapore dollar as of November 30, 2009. The aggregate fair value of these contracts was $(0.4) million at November 30, 2009.

At November 30, 2008, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar and Thai baht with a notional value of $64.9 million, all of which matured in 2009. The aggregate fair value of these contracts was $7.1 million at November 30, 2008.

Contracts with durations which are less than 7 days and used for short-term cash flow funding are not included in the notes or table above.

Interest Rate Risk – Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps and the amortization of any discounts or fees, by fiscal year of maturity at November 30, 2009 and 2008. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

YEAR OF MATURITY AT NOVEMBER 30, 2009

	2010	2011	2012	2013	Thereafter	Total	Fair value
Debt
Fixed rate	$.4	$100.0	–	$250.0	$505.0	$855.4	$933.0
Average interest rate	0.00%	5.80%		5.25%	5.77%
Variable rate	$115.7	.2	.3	1.3	$ 4.8	$122.3	$122.3
Average interest rate	0.49%	9.58%	9.58%	9.58%	9.58%

YEAR OF MATURITY AT NOVEMBER 30, 2008
	2009	2010	2011	2012	Thereafter	Total	Fair value
Debt
Fixed rate	$50.4	$ .4	$100.0	–	$755.0	$905.8	$889.5
Average interest rate	3.32%	0.00%	5.80%		5.60%
Variable rate	$303.3	$14.0	–	–	$ 5.0	$322.3	$322.3
Average interest rate	2.09%	2.96%			14.52%

The table above displays the debt by the terms of the original debt instrument without consideration of fair value, interest rate swaps and any loan discounts or origination fees. Interest rate swaps have the following effects. The fixed interest rate on $100 million of the 5.20% medium-term note due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on 3 month LIBOR minus 0.05% during this period. We issued $250 million of 5.75% medium-term notes due in 2017 in December 2007. Forward treasury lock agreements of $150 million were settled upon the issuance of these medium-term notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 6.25% . We issued $250 million of 5.25% medium-term notes due in 2013 in September 2008. Forward treasury lock agreements of $100 million were settled upon the issuance of these medium-term notes and effectively fixed the interest rate on the full $250 million of notes at a weighted-average fixed rate of 5.54% .

32	McCORMICK & COMPANY 2009 ANNUAL REPORT

Commodity Risk – We purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control. Our most significant raw materials are dairy products, pepper, wheat, onion, capsicums (red peppers and paprika), soybean oil and garlic. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We have not used derivatives to manage the volatility related to this risk.

Credit Risk – The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers, some of which are highly leveraged. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. Some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognizes trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

CONTRACTUAL OBLIGATIONS AND

COMMERCIAL COMMITMENTS

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2009:

CONTRACTUAL CASH OBLIGATIONS DUE BY YEAR

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Short-term borrowings	$101.2	$101.2	–	–	–
Long-term debt	876.5	14.9	$100.5	$252.6	$508.5
Operating leases	76.5	21.1	28.4	16.0	11.0
Interest payments	307.0	46.0	86.0	67.0	108.0
Raw material purchase obligations (a)	237.8	237.8	–	–	–
Other purchase obligations (b)	18.8	18.3	.4	.1	–
Total contractual cash obligations	$1,617.8	$439.3	$215.3	$335.7	$627.5

(a) Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.

(b) Other purchase obligations primarily consist of advertising media commitments.

In 2010, our pension and postretirement contributions are expected to be approximately $45 million. Pension and postretirement funding can vary significantly each year due to changes in legislation and our significant assumptions. As a result, we have not presented pension and postretirement funding in the table above.

COMMERCIAL COMMITMENTS EXPIRATION BY YEAR

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Guarantees	$ 1.8	$1.8	–	–	–
Standby and trade letters of credit	30.0	30.0	–	–	–
Lines of credit	758.5	258.5	$500.0	–	–
Total commercial commitments	$790.3	$290.3	$500.0	–	–

McCORMICK & COMPANY 2009 ANNUAL REPORT	33

MANAGEMENT’S DISCUSSION AND ANALYSIS

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of November 30, 2009 and 2008.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

New accounting pronouncements are issued periodically that affect our current and future operations. See note 1 of the financial statements for further details of these impacts.

CRITICAL ACCOUNTING ESTIMATES

AND ASSUMPTIONS

In preparing the financial statements, we are required to make estimates and assumptions that have an impact on the assets, liabilities, revenue and expense amounts reported. These estimates can also affect supplemental information disclosed by us, including information about contingencies, risk and financial condition. We believe, given current facts and circumstances, our estimates and assumptions are reasonable, adhere to U.S. GAAP and are consistently applied. Inherent in the nature of an estimate or assumption is the fact that actual results may differ from estimates, and estimates may vary as new facts and circumstances arise. In preparing the financial statements, we make routine estimates and judgments in determining the net realizable value of accounts receivable, inventory, fixed assets and prepaid allowances. We believe our most critical accounting estimates and assumptions are in the following areas:

Customer Contracts

In several of our major geographic markets, the consumer business sells our products by entering into annual or multi-year customer contracts. These contracts include provisions for items such as sales discounts, marketing allowances and performance incentives. These items are expensed based on certain estimated criteria such as sales volume of indirect customers, customers reaching anticipated volume thresholds and marketing spending. We routinely review these criteria and make adjustments as facts and circumstances change.

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

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are inherently uncertain. Actual future results may differ from those estimates.

Goodwill Impairment

Our reporting units are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model. Our discounted cash flow model calculates fair value by present valuing future expected cash flows of our reporting units using our internal cost of capital as the discount rate. We then compare this fair value to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit’s goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. As of November 30, 2009, we had $1,479.7 million of goodwill recorded in our balance sheet ($1,334.5 million in the consumer segment and

34	McCORMICK & COMPANY 2009 ANNUAL REPORT

$145.2 million in the industrial segment). Our testing indicates that the current fair values of our reporting units are significantly in excess of carrying values and accordingly we believe that only significant changes in the cash flow assumptions would result in an impairment of goodwill.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the non-amortizable intangible asset. As of November 30, 2009, we had $202.4 million of brand name assets and trademarks recorded in our balance sheet and none of the balances exceed their estimated fair values. We intend to continue to support our brand names. Below is a table which outlines the book value of our major brand names and trademarks as of November 30, 2009:

Zatarain’s	$106.4
Lawry’s	48.0
Simply Asia /Thai Kitchen	18.4
Other	29.6
Total	$202.4

The majority of products marketed under our brand name intangible assets which have a value on the balance sheet are sold in the United States.

In accordance with accounting guidance, we performed the required impairment tests of goodwill and non-amortizable intangible assets and recorded an impairment charge of $29.0 million for the Silvo brand name in 2008. See note 4 of the financial statements for more details.

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. Income tax expense for 2009 includes $2.4 million of adjustments from the reconciliation of prior year tax estimates to actual tax filings. We are subject to tax audits in each of the jurisdictions, which could result in changes to the taxes previously estimated. The amount of these changes could vary by jurisdiction and are recorded when they are probable and estimable. Management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and tax planning strategies in assessing the need for a valuation allowance.

Pension and Postretirement Benefits

Pension and other postretirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement benefit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% change in the actuarial assumption for the discount rate would impact 2010 pension and postretirement benefit expense by approximately $11 million and $13 million for a 1% increase and a 1% decrease, respectively. A 1% change in the expected return on plan assets would impact 2010 pension expense by approximately $6 million for a 1% increase and 1% decrease. In addition, see the preceding sections of MD&A and note 9 of the financial statements for a discussion of these assumptions and the effects on the financial statements.

Stock-Based Compensation

We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, life of options, dividend yield and risk-free interest rate. The significant assumptions used are disclosed in note 10 of the financial statements.

McCORMICK & COMPANY 2009 ANNUAL REPORT	35

MANAGEMENT’S DISCUSSION AND ANALYSIS

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

Forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Results may be materially affected by external factors such as: damage to our reputation or brand name, business interruptions due to natural disasters or similar unexpected events, actions of competitors, customer relationships and financial condition, the ability to achieve expected cost savings and margin improvements, the successful acquisition and integration of new businesses, fluctuations in the cost and availability of raw and packaging materials, and global economic conditions generally which would include the availability of financing, interest and inflation rates as well as foreign currency fluctuations and other risks described in our Form 10-K for the fiscal year ended November 30, 2009.

Actual results could differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

36	McCORMICK & COMPANY 2009 ANNUAL REPORT

FINANCIAL INFORMATION
38	Report of Management

38	Reports of Independent Registered Public Accounting Firm

40	Consolidated Financial Statements

40	Consolidated Income Statement
41	Consolidated Balance Sheet
42	Consolidated Cash Flow Statement
43	Consolidated Statement of Shareholders’ Equity

44	Notes to Consolidated Financial Statements

44	Note 1	Summary of Significant Accounting Policies
47	Note 2	Acquisitions
48	Note 3	Goodwill and Intangible Assets
48	Note 4	Impairment Charge
48	Note 5	Investments in Affiliates
48	Note 6	Financing Arrangements
49	Note 7	Financial Instruments
52	Note 8	Fair Value Measurements
52	Note 9	Employee Benefit and Retirement Plans
56	Note 10	Stock-based Compensation
57	Note 11	Restructuring Activities
59	Note 12	Income Taxes
60	Note 13	Earnings per Share
60	Note 14	Capital Stock
61	Note 15	Commitments and Contingencies
61	Note 16	Business Segments and Geographic Areas
63	Note 17	Supplemental Financial Statement Data
63	Note 18	Selected Quarterly Data (Unaudited)

64	Historical Financial Summary

65	Investor Information

McCORMICK & COMPANY 2009 ANNUAL REPORT	37

REPORT OF MANAGEMENT	REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded with reasonable assurance that our internal control over financial reporting was effective as of November 30, 2009.

Our internal control over financial reporting as of November 30, 2009 has been audited by Ernst & Young LLP.

Alan D. Wilson    Chairman, President & Chief Executive Officer

Gordon M. Stetz    Executive Vice President & Chief Financial Officer

Kenneth A. Kelly, Jr.    Senior Vice President & Controller, Chief Accounting Officer

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of McCormick & Company, Incorporated

We have audited McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McCormick & Company, Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

38	McCORMICK & COMPANY 2009 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McCormick & Company, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 30, 2009 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2009 and 2008 and the related consolidated income statements, statements of shareholders’ equity and cash flow statements for each of the three years in the period ended November 30, 2009, and our report dated January 28, 2010 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 28, 2010

Consolidated Financial Statements

The Board of Directors and Shareholders of

McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2009 and 2008, and the related consolidated income statements, statements of shareholders’ equity, and cash flow statements for each of the three years in the period ended November 30, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated at November 30, 2009 and 2008, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in note 12 of the notes to consolidated financial statements, the Company changed its method of accounting for uncertainty in income taxes on December 1, 2007.

As discussed in note 9 of the notes to consolidated financial statements, the Company changed its method of accounting for defined benefit post retirement plans on November 30, 2007 and effective December 1, 2008 changed the measurement date for pension and postretirement plan assets and liabilities to coincide with its year end.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 28, 2010 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 28, 2010

McCORMICK & COMPANY 2009 ANNUAL REPORT	39

CONSOLIDATED INCOME STATEMENT

for the year ended November 30 (millions except per share data)	2009	2008	2007
Net sales	$3,192.1	$3,176.6	$2,916.2
Cost of goods sold	1,864.9	1,888.4	1,724.4
Gross profit	1,327.2	1,288.2	1,191.8
Selling, general and administrative expense	846.6	870.6	806.9
Impairment charge	–	29.0	–
Restructuring charges	13.7	12.1	30.7
Operating income	466.9	376.5	354.2
Interest expense	52.8	56.7	60.6
Other income, net	2.4	18.0	8.8
Income from consolidated operations before income taxes	416.5	337.8	302.4
Income taxes	133.0	100.6	92.2
Net income from consolidated operations	283.5	237.2	210.2
Loss on sale of unconsolidated operations	–	–	(.8)
Income from unconsolidated operations	16.3	18.6	20.7
Net income	$299.8	$255.8	$230.1
Earnings per share – basic	$2.29	$1.98	$1.78
Earnings per share – diluted	$2.27	$1.94	$1.73

See Notes to Consolidated Financial Statements, pages 44-63.

40	McCORMICK & COMPANY 2009 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET

at November 30 (millions)	2009	2008
Assets
Cash and cash equivalents	$ 39.5	$ 38.9
Trade accounts receivable, less allowances of $4.5 for 2009 and $4.6 for 2008	365.3	380.7
Inventories	445.9	439.0
Prepaid expenses and other current assets	119.8	109.7
Total current assets	970.5	968.3
Property, plant and equipment, net	489.8	461.1
Goodwill	1,479.7	1,230.2
Intangible assets, net	237.3	374.8
Prepaid allowances	26.6	32.9
Investments and other assets	183.9	153.0
Total assets	$3,387.8	$3,220.3

Liabilities
Short-term borrowings	$ 101.2	$ 303.1
Current portion of long-term debt	14.9	50.9
Trade accounts payable	283.6	266.1
Other accrued liabilities	418.5	414.0
Total current liabilities	818.2	1,034.1
Long-term debt	875.0	885.2
Other long-term liabilities	360.0	245.7
Total liabilities	2,053.2	2,165.0

Shareholders’ equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2009 – 12.3 shares, 2008 – 12.3 shares	235.1	223.1
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2009 – 119.5 shares, 2008 – 117.8 shares	398.9	358.7
Retained earnings	591.5	425.4
Accumulated other comprehensive income	109.1	48.1
Total shareholders’ equity	1,334.6	1,055.3
Total liabilities and shareholders’ equity	$3,387.8	$3,220.3

See Notes to Consolidated Financial Statements, pages 44-63.

McCORMICK & COMPANY 2009 ANNUAL REPORT	41

CONSOLIDATED CASH FLOW STATEMENT

for the year ended November 30 (millions)	2009	2008	2007
Operating activities
Net income	$299.8	$255.8	$230.1
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	94.3	85.6	82.6
Stock-based compensation	12.7	18.2	21.4
Loss (gain) on sale of assets	.3	(22.9)	.5
Impairment charge	–	29.0	–
Loss on sale of unconsolidated operations	–	–	.8
Deferred income taxes	24.0	(8.8)	(12.0)
Income from unconsolidated operations	(16.3)	(18.6)	(20.7)
Changes in operating assets and liabilities:
Trade accounts receivable	45.8	(7.7)	(36.9)
Inventories	17.7	(27.4)	(7.9)
Trade accounts payable	4.8	42.6	8.9
Other assets and liabilities	(78.2)	(44.6)	(61.8)
Dividends received from unconsolidated affiliates	10.9	13.4	19.5
Net cash provided by operating activities	415.8	314.6	224.5

Investing activities
Acquisitions of businesses	–	(693.3)	(15.9)
Capital expenditures	(82.4)	(85.8)	(78.5)
Proceeds from sale of business	–	14.0	–
Proceeds from sale of property, plant and equipment	.6	18.1	1.6
Net cash used in investing activities	(81.8)	(747.0)	(92.8)

Financing activities
Short-term borrowings, net	(201.8)	156.5	66.0
Long-term debt borrowings	–	503.0	–
Long-term debt repayments	(50.4)	(150.4)	(.5)
Proceeds from exercised stock options	35.8	48.8	43.0
Common stock acquired by purchase	–	(11.0)	(157.0)
Dividends paid	(125.4)	(113.5)	(103.6)
Net cash (used in) provided by financing activities	(341.8)	433.4	(152.1)
Effect of exchange rate changes on cash and cash equivalents	8.4	(8.0)	17.3
Increase (decrease) in cash and cash equivalents	.6	(7.0)	(3.1)
Cash and cash equivalents at beginning of year	38.9	45.9	49.0
Cash and cash equivalents at end of year	$ 39.5	$ 38.9	$ 45.9

See Notes to Consolidated Financial Statements, pages 44-63.

42	McCORMICK & COMPANY 2009 ANNUAL REPORT

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

Balance, November 30, 2006	13.2	116.9	$444.3	$348.7	$140.3	$ 933.3

Comprehensive income:
Net income				230.1		230.1
Currency translation adjustments					123.2	123.2
Change in derivative financial instruments, net of tax of $4.9					(8.5)	(8.5)
Minimum pension liability adjustment, net of tax of $30.3					54.6	54.6

Comprehensive income						399.4

Dividends				(105.6)		(105.6)
Adjustment for new pension accounting net of tax of $27.2					(49.3)	(49.3)
Stock-based compensation			21.4			21.4
Shares purchased and retired	(.6)	(3.9)	(18.7)	(149.4)		(168.1)
Shares issued, including tax benefit of $9.4	1.5	.7	54.0			54.0
Equal exchange	(1.3)	1.3				–
Balance, November 30, 2007	12.8	115.0	$501.0	$323.8	$260.3	$1,085.1

Comprehensive income:
Net income				255.8		255.8
Currency translation adjustments					(240.4)	(240.4)
Change in derivative financial instruments, net of tax of $4.9					10.0	10.0
Unrealized components of pension plans, net of tax of $7.4					18.2	18.2

Comprehensive income						43.6

Dividends				(116.7)		(116.7)
Adjustment for new tax accounting				(12.8)		(12.8)
Stock-based compensation			18.2			18.2
Shares purchased and retired	(.7)	(.2)	(10.9)	(24.7)		(35.6)
Shares issued, including tax benefit of $14.4	2.4	.8	73.5			73.5
Equal exchange	(2.2)	2.2				–
Balance, November 30, 2008	12.3	117.8	$581.8	$425.4	$ 48.1	$1,055.3

Comprehensive income:
Net income				299.8		299.8
Currency translation adjustments					187.0	187.0
Change in derivative financial instruments, net of tax of $1.8					(4.6)	(4.6)
Unrealized components of pension plans, net of tax of $55.8					(121.4)	(121.4)

Comprehensive income						360.8

Dividends				(128.5)		(128.5)
Adjustment for new pension accounting				(1.5)		(1.5)
Stock-based compensation			12.7			12.7
Shares retired	(.1)	–	(3.1)	(3.7)		(6.8)
Shares issued, including tax benefit of $7.2	1.3	.5	42.6			42.6
Equal exchange	(1.2)	1.2				–
Balance, November 30, 2009	12.3	119.5	$634.0	$591.5	$109.1	$1,334.6

See Notes to Consolidated Financial Statements, pages 44-63.

McCORMICK & COMPANY 2009 ANNUAL REPORT	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The financial statements include the accounts of our majority-owned or controlled subsidiaries and affiliates. Intercompany transactions have been eliminated. Investments in unconsolidated affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. Accordingly, our share of net income or loss of unconsolidated affiliates is included in net income.

Use of Estimates

Preparation of financial statements that follow accounting principles generally accepted in the U.S. requires us to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual amounts could differ from these estimates.

Cash and Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are classified as cash equivalents.

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

Capitalized Software Development Costs

We capitalize costs of software developed or obtained for internal use. Capitalized software development costs include only (1) direct costs paid to others for materials and services to develop or buy the software, (2) payroll and payroll-related costs for employees who work directly on the software development project and (3) interest costs while developing the software. Capitalization of these costs stops when the project is substantially complete and ready for use. Software is amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $20.1 million of software during the year ended November 30, 2009, $12.1 million during the year ended November 30, 2008 and $19.9 million during the year ended November 30, 2007.

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

Determining the fair value of a reporting unit or an indefinite-lived purchased intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, assumed royalty rates, future economic and market conditions and determination of appropriate market comparables. We base our fair value estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Goodwill Impairment

Our reporting units used to assess potential goodwill impairment are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model and then compare that to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit’s goodwill. An

44	McCORMICK & COMPANY 2009 ANNUAL REPORT

impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the non-amortizable intangible asset. If the carrying amount of the non-amortizable intangible asset exceeds its fair value, an impairment charge would be recorded to the extent the recorded non-amortizable intangible asset exceeds the fair value.

See note 4 for a discussion of the Silvo brand name impairment charge recorded in 2008.

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

Trade accounts receivable are amounts billed and currently due from customers. We have an allowance for doubtful accounts to reduce our receivables to their net realizable value. We estimate the allowance for doubtful accounts based on our history of collections and the aging of our receivables.

Shipping and Handling

Shipping and handling costs on our products sold to customers are included in selling, general and administrative expense in the income statement. Shipping and handling expense was $73.2 million, $84.0 million and $81.9 million for 2009, 2008 and 2007, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in selling, general and administrative expense in the income statement. Research and development expense was $48.9 million, $51.0 million and $49.3 million for 2009, 2008 and 2007, respectively.

Marketing Support

Total marketing support costs, which are included in selling, general and administrative expense in the income statement, were $146.5 million, $127.0 million and $112.3 million for 2009, 2008 and 2007, respectively. Marketing support costs include advertising, promotions and customer trade funds used for cooperative advertising. Promotion costs include consumer promotions, point of sale materials and sampling programs. Advertising costs include the development and production of ads and the communication of ads through print, television, radio and the Internet and in-store advertising expenses. These ads are expensed in the period in which they first run. Advertising expense was $63.8 million, $57.4 million and $54.7 million for 2009, 2008 and 2007, respectively.

Recently Issued Accounting Pronouncements

In May 2009, the Financial Accounting Standards Board (FASB) issued guidance regarding subsequent events (events or transactions occurring after the balance sheet

McCORMICK & COMPANY 2009 ANNUAL REPORT	45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

date but before issuance of our financial statements). This new accounting pronouncement was effective for our third quarter of 2009, and we have evaluated subsequent events through January 28, 2010, the date these financial statements were issued.

In December 2008, the FASB issued guidance on providing disclosures about plan assets of an employer’s defined benefit pension plan. This will be effective for our year ending November 30, 2010.

In March 2008, the FASB issued a standard to improve financial reporting by requiring disclosures about the location and amounts of derivative instruments in an entity’s financial statements; how derivative instruments and related hedged items are accounted for under current standards; and how derivative instruments and related hedged items affect its financial position, financial performance and cash flows. We began making these new disclosures in the first quarter of 2009 (see note 7 for further details).

In December 2007, the FASB issued a standard that outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent company (generally referred to as minority interests). This new accounting pronouncement is effective for our first quarter of 2010 and we do not expect any material impact on our financial statements from adoption.

In December 2007, the FASB issued a standard on business combinations. This standard establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any minority interest in the acquiree and the goodwill acquired. This standard also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. It is effective for our acquisitions made after November 30, 2009, and its implementation may have a material impact on our financial statements for businesses we acquire post-adoption.

In September 2006, the FASB issued a standard that requires us to (a) record an asset or a liability on our balance sheet for our pension plans’ overfunded or underfunded status (b) record any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income) and (c) measure our pension and postretirement assets and liabilities at November 30 versus our previous measurement date of September 30. We complied with the requirement to record the funded status and provided additional disclosures with our financial statements for our year ended November 30, 2007. Effective with our first quarter of 2009 financial statements, we complied with the portion of the standard to eliminate the difference between our plans’ measurement date and our November 30 fiscal year-end. The standard provides two approaches to transition to a fiscal year-end measurement date, both of which are to be applied prospectively. We elected to apply the transition option under which a 14-month measurement period (from September 30, 2008 through November 30, 2009) was used to determine our 2009 fiscal year pension expense. Because of the 14-month measurement period, we recorded a $2.3 million ($1.5 million, net of tax) decrease to retained earnings with a corresponding increase to other long-term liabilities effective December 1, 2008.

In September 2006, the FASB issued a standard that defines fair value and provides guidance for measuring fair value and the necessary disclosures. This standard does not require any new fair value measurements but rather applies to all other accounting pronouncements that require or permit fair value measurements. In line with the requirements, we adopted this standard for financial assets and liabilities in the first quarter of 2008 and we adopted it for non-financial assets and liabilities in the first quarter of 2009 (see note 8 for further details). Additional pronouncements have been issued by the FASB providing guidance and clarification on measuring fair value. There were no material effects upon adoption of this new accounting pronouncement on our financial statements.

On December 1, 2007, we adopted the FASB guidance on accounting for uncertainty in income taxes. This guidance sets a threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For each tax position, we must determine whether it is more likely than not that the position will be sustained on audit based on the technical merits of the position, including resolution of any related appeals or litigation. A tax position that meets the more likely than not recognition threshold is then measured to determine the amount of benefit to recognize in the financial statements. See note 12 for further details.

46	McCORMICK & COMPANY 2009 ANNUAL REPORT

Reclassifications

Other receivables of $34.0 million have been reclassified from Trade accounts receivable to Prepaid expenses and other current assets on our November 30, 2008 consolidated balance sheet to conform to the current year presentation. The effect of this reclassification is not material to our financial statements.

2. ACQUISITIONS

Acquisitions of new brands are part of our strategy to improve margins and increase sales and profits.

In July 2008, we completed the purchase of the assets of the Lawry’s business. Lawry’s manufactures and sells a variety of marinades and seasoning blends under the well-known “Lawry’s” brand in North America. The acquisition included the rights to the brands as well as related inventory and a small number of dedicated production lines. It did not include any manufacturing facilities or employees. The distribution of Lawry’s sales was approximately 90% to our consumer segment and 10% to our industrial segment.

The purchase price was $603.5 million in cash, the assumption of certain liabilities relating to the purchased assets and transaction costs of $11.5 million. We used cash on hand and borrowings under our commercial paper program to initially fund the purchase price. In September 2008 we issued $250 million in medium-term debt ($248 million in net proceeds) to repay a portion of our outstanding commercial paper issued to fund the Lawry’s acquisition (see note 6). The transaction underwent a regulatory review and the Federal Trade Commission issued its final order. In compliance with that order, we sold our Season-All business to Morton International, Inc. in July 2008. With annual sales of approximately $18 million, the Season-All business was sold for $15 million in cash (with net cash proceeds of $14 million). This resulted in a pre-tax gain of $12.9 million which was recorded as part of Other income in our income statement for 2008.

During 2009, we completed the final valuation of assets for Lawry’s which resulted in $9.4 million being allocated to tangible net assets, $62.4 million allocated to other intangibles assets and $543.2 million allocated to goodwill. The final valuation utilized valuation methods that pre-

dominately use discounted cash flow models and reflects a $135.5 million transfer from brands and other intangible assets to goodwill from the preliminary valuation recorded in July 2008. The resulting change to amortization expense was not material. The value for brands and other intangible assets consists of $14.4 million which is amortizable and $48.0 million which is non-amortizable. The weighted average amortization period for the amortizable intangible assets is 23.8 years. For tax purposes, goodwill resulting from the acquisition is deductible.

In these financial statements we have not included pro-forma historical information, as if the results of Lawry’s had been included from the beginning of the periods presented, since the use of forward-looking information would be necessary in order to meaningfully present the effects of the acquisition. Forward-looking information, rather than historical information, would be required as Lawry’s was operated as a part of a larger business within Unilever N.V., and the expense structure and level of brand support would have been different under our ownership. Net sales for the years ended November 30, 2009 and November 30, 2008 from this acquisition were $98.7 million and $40.6 million, respectively.

In February 2008, we purchased Billy Bee Honey Products Ltd. (Billy Bee) for $76.4 million in cash, a business which operates in North America and is primarily included in our consumer segment from the date of acquisition. Billy Bee markets and sells under the “Billy Bee” brand. The annual sales of this business were approximately $35.0 million at the time of acquisition and include branded, private label and industrial products.

During 2009, we completed the final valuation of assets for Billy Bee which resulted in $5.7 million being allocated to tangible net assets, $12.0 million allocated to other intangibles assets and $58.7 million allocated to goodwill. This valuation was not significantly different than the preliminary valuation recorded in February 2008. The value for brands and other intangible assets consists of $4.1 million which is amortizable and $7.9 million which is non-amortizable.

In July 2007, we purchased Thai Kitchen SA for $12.8 million in cash, a business which operates the Thai Kitchen brand in Europe. This acquisition complements our U.S. purchase of Simply Asia Foods in 2006. The annual sales at the time of the acquisition were approximately $7 million.

McCORMICK & COMPANY 2009 ANNUAL REPORT	47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. GOODWILL AND INTANGIBLE ASSETS

The following table displays intangible assets as of November 30, 2009 and 2008:

	2009		2008
(millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizable intangible assets	$ 49.3	$14.4	$ 111.1	$11.6
Non-amortizable intangible assets:
Goodwill	1,479.7	–	1,230.2	–
Brand names	192.4	–	268.1	–
Trademarks	10.0	–	7.2	–
	1,682.1	–	1,505.5	–
Total goodwill and intangible assets	$1,731.4	$14.4	$1,616.6	$11.6

Intangible asset amortization expense was $1.3 million, $5.9 million and $3.2 million for 2009, 2008 and 2007, respectively. At November 30, 2009, amortizable intangible assets had an average remaining life of approximately 15 years.

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2009 and 2008 are as follows:

	2009		2008
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$1,110.0	$120.2	$ 822.5	$ 57.0
Purchase price allocation	122.5	19.9	–	–
Goodwill acquired	–	–	384.8	78.8
Foreign currency fluctuations	102.0	5.1	(97.3)	(15.6)
End of year	$1,334.5	$145.2	$1,110.0	$120.2

4. IMPAIRMENT CHARGE

During our annual impairment testing in the fourth quarter of 2008, we calculated the fair value of the Silvo brand in The Netherlands using the relief-from-royalty method and determined that it was lower than its carrying value. Consequently, we recorded a non-cash impairment charge of $29.0 million in our consumer business segment.

5. INVESTMENTS IN AFFILIATES

Summarized annual and year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2009	2008	2007
Net sales	$480.6	$483.8	$415.7
Gross profit	163.8	167.0	168.6
Net income	34.6	36.7	44.2
Current assets	$190.7	$178.7	$170.3
Noncurrent assets	54.1	54.1	54.0
Current liabilities	96.3	105.3	101.4
Noncurrent liabilities	9.6	9.3	9.9

Our share of undistributed earnings of unconsolidated affiliates was $59.3 million at November 30, 2009. Royalty income from unconsolidated affiliates was $12.8 million, $13.3 million and $11.4 million for 2009, 2008 and 2007, respectively.

Our principal investment in unconsolidated affiliates is a 50% interest in McCormick de Mexico, S.A. de C.V.

6. FINANCING ARRANGEMENTS

Our outstanding debt is as follows:

(millions)	2009	2008
Short-term borrowings
Commercial paper	$100.0	$252.0
Other	1.2	51.1
	$101.2	$303.1
Weighted-average interest rate of short-term borrowings at year-end	.4%	2.1%
Long-term debt
3.35% medium-term notes repaid 2009	–	$50.0
5.80% medium-term notes due 2011	$100.0	100.0
5.25% medium-term notes due 2013 (1)	250.0	250.0
5.20% medium-term notes due 2015 (2)	200.0	200.0
5.75% medium-term notes due 2017 (3)	250.0	250.0
7.63%-8.12% medium-term notes due 2024	55.0	55.0
Other	21.6	20.0
Unamortized discounts and fair value adjustments	13.3	11.1
	889.9	936.1
Less current portion	14.9	50.9
	$875.0	$885.2

(1)	Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 5.54%.
(2)	The fixed interest rate on $100 million of the 5.20% medium-term notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on 3 month LIBOR minus 0.05% during this period (our effective rate as of November 30, 2009 was 0.25%).
(3)	Interest rate swaps, settled upon the issuance of the medium-term notes, effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 6.25%.

48	McCORMICK & COMPANY 2009 ANNUAL REPORT

Maturities of long-term debt during the years subsequent to November 30, 2010 are as follows (in millions):

2011 – $100.2

2012 – $.3

2013 – $251.3

2014 – $1.3

Thereafter – $508.5

In September 2008, we issued $250 million of 5.25% notes due 2013, with net cash proceeds received of $248.0 million. Interest is payable semiannually in arrears in March and September of each year. Of these notes, $100 million were subject to an interest rate hedge as further discussed in note 7. The net proceeds from this offering were used to pay down commercial paper which was issued for the purchase of the Lawry’s business (see note 2).

In December 2007, we issued $250 million of 5.75% medium-term notes which are due in 2017, with net cash proceeds received of $248.3 million. These notes were also subject to an interest rate hedge as further discussed in note 7. The net proceeds were used to repay $150 million of debt which matured in 2008 with the remainder used to repay short-term debt.

We have available credit facilities with domestic and foreign banks for various purposes. Some of these lines are committed lines and others are uncommitted lines and could be withdrawn at various times. We have two major committed lines. In July 2007, we entered into a $500 million, five-year revolving credit agreement with various banks for general business purposes. Our current pricing under this credit agreement, on a fully drawn basis, is LIBOR plus 0.25%. Our second major facility is for $150 million as of November 30, 2009, but will be reduced to $100 million on December 31, 2009. This revolving credit facility is also with a syndicate of banks and expires in July 2010. Our current pricing under this facility, on a fully drawn basis, is based on LIBOR plus a credit default index. The index’s lower limit is 1% and is capped at 2.5%. These two facilities support our commercial paper program and have $650 million of capacity at November 30, 2009, of which $100 million was used to support issued commercial paper. In addition to these two lines, we have several uncommitted lines which have a total unused capacity at November 30, 2009 of $109 million. These lines by their nature can be withdrawn based on the lenders’ discretion. Committed credit facilities require a fee and annual commitment fees at November 30, 2009 and 2008 were $0.4 million and $0.3 million, respectively.

Rental expense under operating leases was $26.8 million in 2009, $27.5 million in 2008 and $27.0 million in 2007. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2010 – $21.1

2011 – $16.6

2012 – $11.8

2013 – $ 8.6

2014 – $ 7.4

Thereafter – $11.0

At November 30, 2009, we had guarantees outstanding of $1.8 million with terms of one year or less. At November 30, 2009 and 2008, we had outstanding letters of credit of $30.0 million and $25.3 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $3.5 million at November 30, 2009.

7. FINANCIAL INSTRUMENTS

We use derivative financial instruments to enhance our ability to manage risk, including foreign currency and interest rate exposures, which exists as part of our ongoing business operations. We do not enter into contracts for trading purposes, nor are we a party to any leveraged derivative instrument and all derivatives are designated as hedges. The use of derivative financial instruments is monitored through regular communication with senior management and the use of written guidelines.

McCORMICK & COMPANY 2009 ANNUAL REPORT	49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

At November 30, 2009, we had foreign currency exchange contracts maturing within one year to purchase or sell $307.8 million of foreign currencies versus $64.9 million at November 30, 2008. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency to be completed within one year or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material.

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

In August 2007, we entered into $150 million of forward treasury lock agreements to manage the interest rate risk associated with the forecasted issuance of $250 million of fixed rate medium-term notes issued in December 2007. We cash settled these treasury lock agreements for a loss of $10.5 million simultaneous with the issuance of the medium-term notes and effectively fixed the interest rate on the $250 million notes at a weighted-average fixed rate of 6.25%. We had designated these forward treasury lock agreements as cash flow hedges. The loss on these agreements was deferred in other comprehensive income and is being amortized over the 10-year life of the medium-term notes as a component of interest expense. Hedge ineffectiveness of these agreements was not material.

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

50	McCORMICK & COMPANY 2009 ANNUAL REPORT

The following table discloses the derivative instruments on our balance sheet as of November 30, 2009, which are all recorded at fair value:

(millions)	Asset Derivatives			Liability Derivatives

Derivatives	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value

Interest rate contracts	Other current assets	$100.0	$17.0

Foreign exchange forward contracts	Other current assets	36.3	1.4	Other accrued liabilities	$271.5	$3.5

Total		$136.3	$18.4		$271.5	$3.5

The following tables disclose the impact of derivative instruments on other comprehensive income (OCI), accumulated other comprehensive income (AOCI) and our income statement for the year ended November 30, 2009:

Fair value hedges	(millions)

Derivative	Income statement location	Income (expense)

Interest rate contracts	Interest expense	$4.1

Cash flow hedges	(millions)
Derivative	Gain (loss) recognized in OCI	Income statement location	Gain (loss) reclassified from AOCI

Terminated interest rate contracts	–	Interest expense	$(1.4)

Foreign exchange contracts	$(3.0)	Cost of goods sold	5.3

Total	$(3.0)		$3.9

The amount of gain or loss recognized in income on the ineffective portion of derivative instruments is not material. As of November 30, 2009, the maximum time frame for our foreign exchange contracts was 12 months. The net amount of other comprehensive income expected to be reclassified into income in the next 12 months was $2.1 million as a decrease to earnings.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2009 and 2008 were as follows:

	2009		2008
(millions)	Carrying amount	Fair value	Carrying amount	Fair value

Long-term investments	$ 54.5	$ 54.5	$ 40.3	$ 40.3
Long-term debt	889.9	954.1	936.1	908.6
Derivatives related to:
Interest rates	17.0	17.0	15.6	15.6
Foreign currency assets	1.4	1.4	7.4	7.4
Foreign currency liabilities	3.5	3.5	.3	.3

Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Long-term investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value on the balance sheet. The cost of these investments was $55.6 million and $51.7 million at November 30, 2009 and 2008, respectively.

Concentrations of Credit Risk

We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of

McCORMICK & COMPANY 2009 ANNUAL REPORT	51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

credit risk in these accounts at November 30, 2009. Current credit markets are highly volatile and some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognized trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

8. FAIR VALUE MEASUREMENTS

Fair value can be measured using valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow), and the cost approach (cost to replace the service capacity of an asset or replacement cost). Accounting standards utilize a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

¡	Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

¡	Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

¡	Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

Our population of assets and liabilities subject to fair value measurements on a recurring basis at November 30, 2009 are as follows:

		Fair value measurements using fair value hierarchy
(millions)	Fair value	Level 1	Level 2	Level 3

Assets

Cash and cash equivalents	$ 39.5	$39.5	–	–
Long-term investments	54.5	13.6	$ 40.9	–
Interest rate derivatives	17.0	–	17.0	–
Foreign currency derivatives	1.4	–	1.4	–
Total	$112.4	$53.1	$ 59.3	–

Liabilities

Long-term debt	$954.1	–	$954.1	–
Foreign currency derivatives	3.5	–	3.5	–
Total	$957.6	–	$957.6	–

The fair values of long-term investments are based on quoted market prices from various stock and bond exchanges. The long-term debt fair values are based on quotes for like instruments with similar credit ratings and terms. The fair values for interest rate and foreign currency derivatives are based on quotations from various banks for similar instruments using models with market based inputs.

9. EMPLOYEE BENEFIT AND RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor 401(k) retirement plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S. We also currently provide postretirement medical and life insurance benefits to certain U.S. employees.

We adopted new accounting for pension plans in 2008 and 2009 (see note 1 for further details).

Included in accumulated other comprehensive income at November 30, 2009 was $265.0 million ($177.6 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension or postretirement benefit

52	McCORMICK & COMPANY 2009 ANNUAL REPORT

cost. We expect to recognize $9.1 million ($6.2 million net of tax) of actuarial losses, net of prior service credit in net periodic pension and postretirement benefit expense during 2010.

Defined Benefit Pension Plans

The significant assumptions used to determine benefit obligations are as follows:

	United States		International
	2009	2008	2009	2008
Discount rate – funded plan	6.3%	8.3%	5.9%	7.1%
Discount rate – unfunded plan	6.0%	8.4%	–	–
Salary scale	3.8%	4.0%	3.0-3.8%	3.5-4.7%
Expected return on plan assets	8.3%	8.3%	7.2%	7.1%

The expected long-term rate of return on assets assumption is based on weighted-average expected returns for each asset class. Expected returns reflect a combination of historical performance analysis and forward-looking views of the financial markets, and include input from actuaries, investment service firms and investment managers.

Our pension expense was as follows:

	United States			International
(millions)	2009	2008	2007	2009	2008	2007
Service cost	$ 8.4	$10.6	$11.8	$ 4.7	$ 5.0	$ 7.8
Interest costs	27.9	26.1	24.5	10.3	9.9	11.3
Expected return on plan assets	(28.0)	(26.4)	(24.7)	(11.7)	(10.5)	(10.8)
Amortization of prior service costs	–	–	.1	.3	.3	.1
Curtailment loss	–	–	–	(.2)	–	–
Recognized net actuarial loss	1.0	4.8	10.0	–	1.5	3.3
Special termination benefits	–	–	–	.2	.1	.1
	$ 9.3	$15.1	$21.7	$ 3.6	$ 6.3	$11.8

The benefit obligation, fair value of plan assets and a reconciliation of the pension plans’ funded status as of the measurement date follows:

	United States		International
(millions)	2009	2008	2009	2008

Change in benefit obligation:
Benefit obligation at beginning of year	$ 342.6	$391.6	$146.4	$217.8
Adjustments due to new measurement date:
Service and interest cost	6.1	–	2.3	–
Benefit payments, employee contributions and expenses	(3.4)	–	–	–
Service cost	8.4	10.6	4.7	5.0
Interest costs	27.9	26.1	10.3	9.9
Employee contributions	–	–	1.8	1.7
Plan changes and other	–	–	.3	3.9
Actuarial loss (gain)	116.8	(65.9)	27.1	(36.8)
Benefits paid	(19.9)	(19.8)	(7.1)	(5.7)
Expenses paid	–	–	(1.8)	(.9)
Foreign currency impact	–	–	19.3	(48.5)
Benefit obligation at end of year	$ 478.5	$342.6	$203.3	$146.4
Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$ 281.3	$359.0	$138.6	$183.6
Adjustments due to new measurement date:
Service and interest cost	4.3	–	1.8	–
Benefit payments, employee contributions and expenses	(3.3)	–	(1.4)	–
Actual return on plan assets	16.1	(61.5)	12.4	(16.0)
Employer contributions	57.0	3.6	15.3	15.6
Employee contributions	–	–	1.6	1.7
Benefits paid	(19.9)	(19.8)	(6.4)	(5.7)
Expenses paid	–	–	(.9)	(.9)
Net transfers in	–	–	–	1.3
Foreign currency impact	–	–	17.1	(41.0)
Fair value of plan assets at end of year	$ 335.5	$281.3	$178.1	$138.6
Funded status	$(143.0)	$(61.3)	$(25.2)	$ (7.8)
Employer contributions	–	–	–	2.4
Net amount recognized	$(143.0)	$(61.3)	$(25.2)	$ (5.4)
Pension plans in which accumulated benefit obligation exceeded plan assets
Accumulated benefit obligation	$ 425.4	$ 40.4	$140.3	$ 17.2
Fair value of plan assets	335.5	–	119.3	11.9

Included in the United States in the preceding table is a benefit obligation of $57.9 million and $41.8 million for 2009

McCORMICK & COMPANY 2009 ANNUAL REPORT	53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

and 2008, respectively, related to a nonqualified defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon employees’ years of service and compensation. The accrued liability related to this plan was $54.6 million and $40.4 million as of November 30, 2009 and 2008, respectively. The assets related to this plan are held in a rabbi trust and accordingly have not been included in the preceding table. These assets were $40.9 million and $30.2 million as of November 30, 2009 and 2008, respectively.

Amounts recorded in the balance sheet consist of the following:

	United States		International
(millions)	2009	2008	2009	2008
Prepaid pension cost	–	–	$3.4	$4.0
Accrued pension liability	$(143.0)	$(61.3)	(28.6)	(9.4)
Deferred income taxes	75.2	27.4	10.6	8.6
Accumulated other comprehensive income	125.8	46.1	47.2	17.6

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $425.4 million and $307.7 million as of November 30, 2009 and 2008, respectively. The accumulated benefit obligation for the international pension plans was $190.8 million and $133.7 million as of November 30, 2009 and 2008, respectively.

Our actual and target weighted-average asset allocations of U.S. pension plan assets as of November 30, 2009 and September 30, 2008, by asset category, were as follows:

Asset Category	2009	2008	Target
Equity securities	64.9%	62.1%	70%
Debt securities	24.3%	28.1%	20%
Other	10.8%	9.8%	10%
Total	100.0%	100.0%	100%

The average actual and target allocations of the international pension plans’ assets as of November 30, 2009 and September 30, 2008, by asset category, were as follows:

Asset Category	2009	2008	Target
Equity securities	55.4%	52.5%	56%
Debt securities	41.5%	46.1%	44%
Other	3.1%	1.4%	–
Total	100.0%	100.0%	100%

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

Equity securities in the U.S. plan included McCormick stock with a fair value of $15.7 million (0.4 million shares and 4.7% of total U.S. pension plan assets) and $13.1 million (0.4 million shares and 5.9% of total U.S. pension plan assets) at November 30, 2009 and 2008, respectively. Dividends paid on these shares were $0.4 million in 2009 and in 2008.

Pension benefit payments in our major plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

(millions)	United States expected payments
2010	$ 19.3
2011	20.4
2012	21.8
2013	24.2
2014	25.9
2015-2019	159.5

54	McCORMICK & COMPANY 2009 ANNUAL REPORT

It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:

(millions)	International expected payments
2010	$ 7.3
2011	7.9
2012	8.3
2013	8.7
2014	9.3
2015 -2019	56.4

In 2010, we expect to contribute approximately $30 million to our U.S. pension plans and approximately $15 million to our international pension plans.

401(k) Retirement Plans

For the U.S. McCormick 401(k) Retirement Plan, we match 100% of a participant’s contribution up to the first 3% of the participant’s salary, and 50% of the next 2% of the participant’s salary. Certain of our smaller U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged to expense under all 401(k) retirement plans were $6.1 million, $5.7 million and $5.7 million in 2009, 2008 and 2007, respectively.

At the participant’s election, 401(k) retirement plans held 2.8 million shares of McCormick stock, with a fair value of $100.8 million, at November 30, 2009. Dividends paid on these shares in 2009 were $2.8 million.

Postretirement Benefits Other Than Pensions

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees’ plan and retire after age 55 with at least 5 years of service. Employees hired after December 31, 2008 are not eligible for a company subsidy. They are eligible for coverage on an access only basis. The subsidy provided under these plans is based primarily on age at date of retirement. These benefits are not pre-funded but paid as incurred.

Our other postretirement benefit expense follows:

(millions)	2009	2008	2007
Service cost	$3.1	$3.5	$3.5
Interest costs	6.7	6.4	5.7
Amortization of prior service cost	(3.6)	(1.3)	(1.1)
Amortization of (gains)/losses	(.3)	.9	.8
Settlement/curtailment	(.3)	–	–

Postretirement benefit expense	$5.6	$9.5	$8.9

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans’ funded status at November 30, the measurement date, follow:

(millions)	2009	2008
Change in benefit obligation
Benefit obligation at beginning of year	$82.2	$102.6
Service cost	3.2	3.5
Interest costs	6.7	6.4
Employee contributions	3.0	2.9
Medicare prescription subsidy	.5	.6
Plan amendments	(8.0)	(6.4)
Other plan assumptions	1.0	–
Trend rate assumption change	2.2	–
Discount rate change	23.2	–
Actuarial (gain) loss	(2.2)	(17.3)
Benefits paid	(9.6)	(10.1)
Benefit obligation at end of year	$102.2	$82.2
Change in fair value of plan assets
Fair value of plan assets at beginning of year	–	–
Employer contributions	$6.1	$6.6
Employee contributions	3.0	2.9
Medicare prescription subsidy	.5	.6
Benefits paid	(9.6)	(10.1)
Fair value of plan assets at end of year	–	–
Other postretirement benefit liability	$(102.2)	$(82.2)

Estimated future benefit payments (net of employee contributions) for the next 10 fiscal years are as follows:

(millions)	Retiree medical	Retiree life insurance	Total
2010	$ 7.2	$1.1	$ 8.3
2011	7.6	1.1	8.7
2012	7.8	1.2	9.0
2013	8.1	1.2	9.3
2014	8.3	1.3	9.6
2015 - 2019	43.2	6.6	49.8

The assumed discount rate was 5.2% and 8.6% for 2009 and 2008, respectively.

McCORMICK & COMPANY 2009 ANNUAL REPORT	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For 2010, the assumed annual rate of increase in the cost of covered health care benefits is 9.0% (9.0% last year). It is assumed to decrease gradually to 5.0% in the year 2017 (5.0% by 2014 last year) and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

(millions)	1-Percentage- point increase	1-Percentage- point decrease
Effect on total of service and interest cost components in 2009	$.4	$(.3)
Effect on benefit obligation as of November 30, 2009	.8	(.8)

10. STOCK-BASED COMPENSATION

We calculate and record compensation expense on the fair value of grants of various stock-based compensation programs over the vesting period of the awards. Awards are calculated at their fair value at date of grant. The resulting compensation expense is recorded in the income statement ratably over the shorter of the period until vesting or the employee’s retirement eligibility date. For employees eligible for retirement on the date of grant, compensation expense is recorded immediately.

For all grants, the amount of compensation expense to be recorded is adjusted for an estimated forfeiture rate which is based on historical data.

Total stock-based compensation expense for 2009, 2008 and 2007 was $12.7 million, $18.2 million and $21.4 million, respectively. Total unrecognized stock-based compensation expense at November 30, 2009 was $8.7 million and the weighted-average period over which this will be recognized is 1.4 years.

We have two types of stock-based compensation awards; restricted stock units (RSUs) and stock options. Below, we have summarized the key terms and methods of valuation for our stock-based compensation awards.

RSUs

RSUs are valued at the market price of the underlying stock on the date of grant. Substantially all of the RSUs vest over a two-year term and are expensed ratably over that period, subject to the retirement eligibility rules discussed above.

A summary of our RSU activity for the years ended November 30 follows:

(shares in thousands)	2009		2008		2007
	Shares	Weighted- average price	Shares	Weighted- average price	Shares	Weighted- average price
Beginning of year	370	$36.78	373	$36.47	280	$32.88
Granted	223	$29.89	279	$36.21	257	$38.28
Vested	(237)	$36.27	(277)	$35.77	(157)	$33.08
Forfeited	(3)	$32.67	(5)	$37.04	(7)	$35.17
Outstanding – end of year	353	$32.40	370	$36.78	373	$36.47

Stock Options

Stock options are granted with an exercise price equal to the market price of the stock at the date of grant. Substantially all of the options granted vest ratably over a four-year period and are exercisable over a ten-year period. Upon exercise of the option, shares would be issued from the authorized and unissued shares of the company.

The fair value of the options are estimated using a lattice option pricing model which uses the assumptions in the table below. We believe the lattice model provides a better estimated fair value of our options as it uses a range of possible outcomes over an option term and can be adjusted for changes in certain assumptions over time. Expected volatilities are based on the historical performance of our stock. We also use historical data to estimate the timing and amount of option exercises and forfeitures within the valuation model. The expected term of the options is an output of the option pricing model and estimates the period of time that options are expected to remain unexercised. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant.

The per share weighted-average fair value for all options granted was $5.04, $7.20 and $6.83 in 2009, 2008 and 2007, respectively. These fair values were computed using the following range of assumptions for our various stock compensation plans for the years ended November 30:

	2009	2008	2007
Risk-free interest rates	.2-2.7%	1.4-3.6%	4.5-5.1%
Dividend yield	3.2%	2.3%	2.0-2.1%
Expected volatility	24.9%	18.7-24.7%	13.4-24.9%
Expected lives	6.2 years	6.1 years	1.9-5.3 years

56	McCORMICK & COMPANY 2009 ANNUAL REPORT

Under our stock option plans, we may issue shares on a net basis at the request of the option holder. This occurs by netting the option cost in shares from the shares exercised.

A summary of our stock option activity for the years ended November 30 follows:

(shares in millions)	2009		2008		2007
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Beginning of year	11.9	$28.33	14.2	$26.38	15.8	$25.31
Granted	1.2	$29.89	.6	$37.58	.8	$38.20
Exercised	(1.7)	$20.89	(2.8)	$20.50	(2.1)	$21.60
Forfeited	(.2)	$35.71	(.1)	$34.23	(.3)	$35.19
End of year	11.3	$29.45	11.9	$28.33	14.2	$26.38
Exercisable – end of year	9.5	$28.97	10.6	$27.23	11.6	$24.30

As of November 30, 2009, the intrinsic value (the difference between the exercise price and the market price) for the options outstanding was $78.0 million and for options exercisable was $70.7 million. The total intrinsic value of all options exercised during the years ended November 30, 2009, 2008 and 2007 was $21.9 million, $53.3 million and $33.2 million, respectively. A summary of our stock options outstanding and exercisable at November 30, 2009 follows:

(shares in millions)	Options outstanding			Options exercisable
Range of exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price
$12.00-$19.00	.9	.9	$16.47	.9	.9	$16.47
$19.01-$26.00	2.9	2.6	$21.89	2.9	2.6	$21.89
$26.01-$33.00	4.3	5.6	$30.59	3.0	4.0	$30.83
$33.01-$40.00	3.2	5.2	$38.12	2.7	4.5	$38.18
	11.3	4.3	$29.45	9.5	3.4	$28.97

11. RESTRUCTURING ACTIVITIES

In November 2005, the Board of Directors approved a restructuring plan to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy, eliminate administrative redundancies and rationalize our joint venture partnerships. From 2005 through 2009, we have recorded total pre-tax charges of $128.7 million for this program. Of these charges, we recorded $99.2 million of severance and other personnel costs and $49.4 million for other exit costs. Asset write-offs were $13.8 million, exclusive of the $33.7 million pre-tax gain on the redemption of our Signature Brands, L.L.C. joint venture (Signature) recorded in 2006. The cash related portion of these charges were $91.3 million through November 30, 2009, including the $14.4 million cash received from the Salinas sale in 2008 and $9.2 million cash received on redemption of our Signature investment in 2006. Another $12.2 million is expected to be paid in 2010.

The actions taken pursuant to the restructuring plan have eliminated approximately 1,300 positions as of November 30, 2009. As of November 30, 2009 this restructuring program was completed.

The following is a summary of restructuring activities:

(millions)	2009	2008	2007
Pre-tax restructuring charges
Other restructuring charges	$13.7	$12.1	$30.7
Recorded in cost of goods sold	2.5	4.5	3.3
Reduction in operating income	16.2	16.6	34.0
Income tax effect	(5.3)	(5.1)	(10.6)
Loss (gain) on sale of unconsolidated operations, net of tax	–	–	.8
Reduction in net income	$10.9	$11.5	$24.2

In 2009, we recorded $8.2 million of severance costs, primarily associated with the reduction of administrative personnel in Europe and to the planned closure of a manufacturing facility in The Netherlands. In addition, we recorded $2.5 million of other exit costs and $5.5 million for asset write-downs related to The Netherlands plant closure. The asset write-downs were for accelerated depreciation and inventory write-offs.

In 2008, we recorded $13.0 million of severance costs, primarily associated with the reduction of administrative

McCORMICK & COMPANY 2009 ANNUAL REPORT	57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

personnel in Europe, the U.S. and Canada. In addition, we recorded $9.1 million of other exit costs related to the consolidation of production facilities in Europe and the reorganization of distribution networks in the U.S. and U.K. These restructuring charges were offset by a $5.5 million credit related to the disposal of assets. This credit was primarily the result of a gain on the disposal of our Salinas, California manufacturing facility, which was consolidated with other manufacturing facilities in 2007.

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

The business segment components of the restructuring charges recorded in 2009, 2008 and 2007 are as follows :

(millions)	2009	2008	2007
Consumer	$12.3	$9.7	$23.8
Industrial	3.9	6.9	10.2
Total restructuring charges	$16.2	$16.6	$34.0

The restructuring charges recorded in the consumer business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in the U.S., Europe and Canada; consolidation of certain manufacturing facilities in Europe; the reorganization of distribution networks in the U.S. and the U.K.; and closure of manufacturing facilities in Salinas, California (offset by the asset gain); Sydney, Australia; Kerava, Finland and The Netherlands.

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

During 2009, 2008 and 2007, we spent $9.0 million, $0.8 million and $42.2 million, respectively, in cash on the restructuring plan.

The major components of the restructuring charges and the remaining accrual balance relating to the restructuring plan as of November 30, 2007, 2008 and 2009 follow:

(millions)	Severance and personnel costs	Asset write-downs	Other exit costs	Total
Balance at Nov. 30, 2006	$20.3	–	$ 3.1	$23.4

2007
Restructuring charges	$14.9	$ 2.4	$16.7	$34.0
Amounts utilized	(28.1)	(2.4)	(19.4)	(49.9)
	$ 7.1	–	$ .4	$ 7.5
2008
Restructuring charges	$13.0	$(5.5)	$ 9.1	$16.6
Amounts utilized	(12.3)	5.5	(6.8)	(13.6)
	$ 7.8	–	$ 2.7	$10.5
2009
Restructuring charges	$ 8.2	$ 5.5	$ 2.5	$16.2
Amounts utilized	(5.6)	(5.5)	(3.4)	(14.5)
	$10.4	–	$ 1.8	$12.2

58	McCORMICK & COMPANY 2009 ANNUAL REPORT

12. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2009	2008	2007
Income taxes
Current
Federal	$83.4	$85.7	$80.6
State	10.9	7.7	9.3
International	14.7	16.0	14.3
	109.0	109.4	104.2
Deferred
Federal	24.5	5.3	(11.8)
State	2.7	.2	(1.4)
International	(3.2)	(14.3)	1.2
	24.0	(8.8)	(12.0)
Total income taxes	$133.0	$100.6	$92.2

The components of income from consolidated operations before income taxes follow:

(millions)	2009	2008	2007
Pretax income
United States	$338.3	$256.8	$212.4
International	78.2	81.0	90.0
	$416.5	$337.8	$302.4

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2009	2008	2007
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	2.1	1.5	1.7
Tax effect of international operations	(3.0)	(7.4)	(4.2)
Tax credits	(.3)	(.3)	(.8)
U.S. manufacturing deduction	(.8)	(1.6)	(.9)
Retirement plans	(.8)	1.7	(.4)
Other, net	(.3)	.9	.1
Effective tax rate	31.9%	29.8%	30.5%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2009	2008
Deferred tax assets
Employee benefit liabilities	$131.1	$89.1
Other accrued liabilities	25.9	16.6
Inventory	9.3	6.4
Net operating and capital loss carryforwards	22.9	11.8
Other	12.8	14.0
Valuation allowance	(20.5)	(7.5)
	181.5	130.4
Deferred tax liabilities
Depreciation	43.9	44.9
Intangible assets	98.3	77.6
Other	6.2	8.1
	148.4	130.6
Net deferred tax asset (liability)	$33.1	$(.2)

At November 30, 2009, our non-U.S. subsidiaries have tax loss carryforwards of $121.1 million, of which $9.8 million are from the excess tax benefits related to stock based compensation deductions which will increase equity once the benefit is realized through a reduction of income taxes payable. Of these carryforwards, $48.1 million expire through 2015, $27.7 million from 2016 through 2024 and $45.3 million may be carried forward indefinitely.

At November 30, 2009, our non-U.S. subsidiaries have capital loss carryforwards of $6.2 million. All of these carry-forwards may be carried forward indefinitely.

A valuation allowance has been provided to record deferred tax assets at their net realizable value. The $13.0 million net increase in the valuation allowance was mainly due to an additional valuation allowance related to losses generated in 2009 which may not be realized in future periods.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where our intention is to reinvest these earnings permanently. Unremitted earnings of such entities were $581.8 million at November 30, 2009.

McCORMICK & COMPANY 2009 ANNUAL REPORT	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

On December 1, 2007, we adopted the new accounting for uncertainty in income taxes. Upon adoption, we recorded the cumulative effect of this change in accounting principle of $12.8 million as a reduction to the opening balance of retained earnings.

The total amount of unrecognized tax benefits as of November 30, 2009 and November 30, 2008 were $31.2 million and $28.6 million, respectively. This includes $30.9 million and $28.4 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

The following table summarizes the activity related to our gross unrecognized tax benefits for the years ended November 30, 2009 and 2008:

(millions)	2009	2008
Balance at beginning of year	$28.6	$26.5
Additions for current year tax positions	3.7	4.5
Additions for prior year tax positions	1.7	4.8
Reductions for prior year tax positions	(3.6)	(2.0)
Settlements	–	(1.7)
Statute expirations	–	(2.4)
Foreign currency translation	.8	(1.1)
Balance at November 30,	$31.2	$28.6

We record interest and penalties on income taxes in income tax expense. We recognized interest and penalty expense of $0.7 million and $1.3 million for the years ended November 30, 2009 and 2008, respectively. As of November 30, 2009, we had accrued $3.9 million of interest and penalties related to unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction and various state and non-U.S. jurisdictions. The open years subject to tax audits varies depending on the tax jurisdictions. In major jurisdictions, we are no longer subject to income tax audits by taxing authorities for years before 2002. In the U.S., the Internal Revenue Service has audited our tax returns through 2005.

It is reasonably possible that the amount of the liability for unrecognized tax benefits could change significantly during the next 12 months as a result of the resolution of previously filed tax returns in various jurisdictions. An estimate of the possible change cannot be determined at this time.

13. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2009, 2008 and 2007 follows:

(millions)	2009	2008	2007
Average shares outstanding – basic	130.8	129.0	129.3
Effect of dilutive securities:
Stock options and ESPP	1.5	2.8	3.4
Average shares outstanding – diluted	132.3	131.8	132.7

The following table sets forth the stock options and RSUs for the years ended November 30, 2009, 2008 and 2007 which were not considered in our earnings per share calculation since they were antidilutive.

(millions)	2009	2008	2007
Antidilutive securities	4.4	3.4	2.9

14. CAPITAL STOCK

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

60	McCORMICK & COMPANY 2009 ANNUAL REPORT

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

15. COMMITMENTS AND CONTINGENCIES

During the normal course of our business, we are occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. At November 30, 2009 and 2008, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. However, we do not believe that any such excess will have a material adverse effect on our financial statements.

16. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, herbs, seasonings, specialty foods and flavors throughout the world. The consumer segment sells to retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under the McCormick brand and a variety of brands around the world, including Lawry’s, Zatarain’s, Simply Asia, Thai Kitchen, Old Bay, Golden Dipt, El Guapo, Ducros, Schwartz, Vahiné, Silvo, Club House, Billy Bee and Aeroplane. The industrial segment sells to other food manufacturers and the foodservice industry both directly and indirectly through distributors.

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

We have a large number of customers for our products. Sales to one of our industrial business customers, PepsiCo, Inc., accounted for 11% of consolidated sales in 2009 and 10% of consolidated sales in 2008 and 2007. In 2009, sales to Wal-Mart Stores, Inc., a consumer business customer, accounted for 11% of consolidated sales.

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

McCORMICK & COMPANY 2009 ANNUAL REPORT	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A reconciliation of operating income excluding impairment and restructuring charges (which we use to measure segment profitability) to operating income is as follows:

(millions)	Total
2009
Operating income, excluding restructuring charges	$483.1
Less: Restructuring charges	16.2
Operating income	$466.9
2008
Operating income, excluding impairment and restructuring charges	$422.1
Less: Impairment charge	29.0
Less: Restructuring charges	16.6
Operating income	$376.5
2007
Operating income, excluding restructuring charges	$388.2
Less: Restructuring charges	34.0
Operating income	$354.2

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

(millions)	United States	Europe	Other countries	Total
2009
Net sales	$1,981.5	$671.0	$539.6	$3,192.1
Long-lived assets	1,230.0	778.3	198.5	2,206.8
2008
Net sales	$1,846.5	$767.4	$562.7	$3,176.6
Long-lived assets	1,225.0	676.8	164.3	2,066.1
2007
Net sales	$1,717.8	$736.5	$461.9	$2,916.2
Long-lived assets	633.1	829.0	112.5	1,574.6

Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

BUSINESS SEGMENT RESULTS

(millions)	Consumer	Industrial	Total segments	Corporate & other	Total
2009
Net sales	$1,911.2	$1,280.9	$3,192.1	–	$3,192.1
Operating income excluding restructuring charges	397.9	85.2	483.1	–	483.1
Income from unconsolidated operations	12.1	4.2	16.3	–	16.3
Goodwill	1,334.5	145.2	1,479.7	–	1,479.7
Assets	–	–	3,207.4	$180.4	3,387.8
Capital expenditures	–	–	64.4	18.0	82.4
Depreciation and amortization	–	–	77.8	16.5	94.3
2008
Net sales	$1,850.8	$1,325.8	$3,176.6	–	$3,176.6
Operating income excluding impairment and restructuring charges	343.3	78.8	422.1	–	422.1
Income from unconsolidated operations	13.4	5.2	18.6	–	18.6
Goodwill	1,110.0	120.2	1,230.2	–	1,230.2
Assets	–	–	3,091.6	$128.7	3,220.3
Capital expenditures	–	–	77.1	8.7	85.8
Depreciation and amortization	–	–	66.2	19.4	85.6
2007
Net sales	$1,671.3	$1,244.9	$2,916.2	–	$2,916.2
Operating income excluding restructuring charges	313.9	74.3	388.2	–	388.2
Income from unconsolidated operations	16.8	3.9	20.7	–	20.7
Goodwill	822.5	57.0	879.5	–	879.5
Assets	–	–	2,643.2	$144.3	2,787.5
Capital expenditures	–	–	63.8	14.7	78.5
Depreciation and amortization	–	–	65.6	17.0	82.6

62	McCORMICK & COMPANY 2009 ANNUAL REPORT

17. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)		2009	2008
Inventories
Finished products		$237.6	$230.7
Raw materials and work-in-process		208.3	208.3
		$445.9	$439.0
Prepaid expenses		$ 11.5	$ 10.1
Other current assets		108.3	99.6
		$119.8	$109.7
Property, plant and equipment
Land and improvements		$ 29.7	$ 26.2
Buildings		290.1	263.8
Machinery and equipment		542.4	465.2
Software		231.6	213.8
Construction in progress		34.6	41.3
Accumulated depreciation		(638.6)	(549.2)
		$489.8	$461.1
Investments and other assets
Investments in affiliates		$ 68.4	$ 58.3
Long-term investments		54.5	40.3
Other assets		61.0	54.4
		$183.9	$153.0
Other accrued liabilities
Payroll and employee benefits		$122.1	$119.8
Sales allowances		126.0	140.9
Other		170.4	153.3
		$418.5	$414.0
Other long-term liabilities
Pension		$171.9	$ 69.1
Postretirement benefits		93.9	74.8
Deferred taxes		32.8	47.7
Income taxes payable		34.9	31.4
Other		26.5	22.7
		$360.0	$245.7

(millions)	2009	2008	2007
Depreciation	$ 80.8	$ 67.6	$ 69.7
Interest paid	54.3	51.6	60.6
Income taxes paid	107.1	102.7	112.1
Interest capitalized	0.2	0.9	–

(millions)		2009	2008
Accumulated other comprehensive income, net of tax where applicable
Foreign currency translation adjustment		$293.3	$106.2
Unrealized gain (loss) on foreign currency exchange contracts		(.5)	3.5
Unamortized value of settled interest rate swaps		(6.1)	(5.5)
Pension and other postretirement costs		(177.6)	(56.1)
		$109.1	$ 48.1

Dividends paid per share were $0.96 in 2009, $0.88 in 2008 and $0.80 in 2007.

18. SELECTED QUARTERLY DATA (UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2009
Net sales	$718.5	$757.3	$791.7	$924.5
Gross profit	284.2	302.2	319.0	421.7
Operating income	89.8	82.5	116.6	178.0
Net income	57.7	50.7	75.1	116.4
Basic earnings per share	.44	.39	.57	.89
Diluted earnings per share	.44	.38	.57	.87
Dividends paid per share – Common Stock and Common Stock Non-Voting	.24	.24	.24	.24
Market price – Common Stock
High	33.05	33.17	33.35	36.46
Low	28.57	28.32	30.64	32.40
Market price – Common Stock
Non-Voting
High	33.23	33.44	33.32	36.45
Low	28.82	28.53	30.49	32.42
2008
Net sales	$724.0	$764.1	$781.6	$906.9
Gross profit	285.8	297.9	308.4	396.1
Operating income	77.4	80.5	92.9	125.7
Net income	51.4	53.3	68.6	82.5
Basic earnings per share	.40	.41	.53	.63
Diluted earnings per share	.39	.41	.52	.62
Dividends paid per share –
Common Stock and
Common Stock Non-Voting	.22	.22	.22	.22
Market price – Common Stock
High	38.93	38.30	41.80	41.35
Low	33.10	34.35	35.41	28.86
Market price – Common Stock
Non-Voting
High	38.99	38.08	41.97	41.57
Low	33.55	34.53	35.49	28.79

McCORMICK & COMPANY 2009 ANNUAL REPORT	63

HISTORICAL FINANCIAL SUMMARY

(millions except per share and ratio data)	2009	2008	2007	2006	2005
For the Year
Net sales	$3,192.1	$3,176.6	$2,916.2	$2,716.4	$2,592.0
Percent increase	.5%	8.9%	7.4%	4.8%	2.6%
Operating income	466.9	376.5	354.2	269.6	343.5
Income from unconsolidated operations	16.3	18.6	20.7	17.1	15.9
Net income	299.8	255.8	230.1	202.2	214.9
Per Common Share
Earnings per share – diluted	$2.27	$1.94	$1.73	$1.50	$1.56
Earnings per share – basic	2.29	1.98	1.78	1.53	1.60
Common dividends declared	.98	.90	.82	.74	.66
Market Non-Voting closing price – end of year	35.68	29.77	38.21	38.72	31.22
Book value per share	10.12	8.11	8.51	7.17	6.03
At Year-End
Total assets	$3,387.8	$3,220.3	$2,787.5	$2,568.0	$2,272.7
Current debt	116.1	354.0	149.6	81.4	106.1
Long-term debt	875.0	885.2	573.5	569.6	463.9
Shareholders’ equity	1,334.6	1,055.3	1,085.1	933.3	799.9
Total capital	2,325.7	2,294.5	1,808.3	1,584.3	1,369.9
Other Financial Measures
Percentage of net sales
Gross profit	41.6%	40.6%	40.9%	41.0%	40.0%
Operating income	14.6%	11.9%	12.1%	9.9%	13.3%
Capital expenditures	$82.4	$85.8	$78.5	$84.8	$66.8
Depreciation and amortization	94.3	85.6	82.6	84.3	74.6
Common share repurchases	–	11.0	157.0	155.9	185.6
Debt-to-total-capital	42.6%	54.0%	40.0%	41.1%	41.6%
Average shares outstanding
Basic	130.8	129.0	129.3	131.8	134.5
Diluted	132.3	131.8	132.7	135.0	138.1

The historical financial summary includes the impact of certain items that affect the comparability of financial results year to year. From 2005 to 2009, restructuring charges were recorded and are included in the table below. Also, in 2008 an impairment charge of $29.0 million was recorded to reduce the value of the Silvo brand. Related to the acquisition of Lawry’s in 2008, we recorded a gain. The net impact of these items is reflected in the following table:

(millions except per share data)	2009	2008	2007	2006	2005
Operating income	$(16.2)	$(45.6)	$(34.0)	$(84.1)	$(11.2)
Net income	(10.9)	(26.2)	(24.2)	(30.3)	(7.5)
Earnings per share	(.08)	(.20)	(.18)	(.22)	(.05)

In 2006, we began to record stock-based compensation expense and prior years’ results have not been adjusted. Stock-based compensation reduced operating income by $12.7 million, net income by $8.7 million and earnings per share by $0.07 in 2009. Stock-based compensation reduced operating income by $17.9 million, net income by $12.4 million and earnings per share by $0.10 in 2008. Stock-based compensation reduced operating income by $21.2 million, net income by $14.7 million and earnings per share by $0.11 in 2007. Stock-based compensation reduced operating income by $22.0 million, net income by $15.1 million and earnings per share by $0.11 in 2006.

Total capital includes debt and shareholders’ equity.

An eleven-year financial summary is available at ir.mccormick.com, as well as a report on EVA (Economic Value Added) and return on invested capital.

64	McCORMICK & COMPANY 2009 ANNUAL REPORT

INVESTOR INFORMATION

World Headquarters

McCormick & Company, Incorporated

18 Loveton Circle

Sparks, MD 21152-6000

U.S.A.

(410) 771-7301

www.mccormickcorporation.com

Stock Information

New York Stock Exchange

Symbol: MKC

Anticipated Dividend Dates – 2010

Record Date

4/12/10

7/6/10

10/11/10

12/31/10

Payment Date

4/26/10

7/20/10

10/25/10

1/14/11

McCormick has paid dividends every year since 1925.

Independent Registered Public Accounting Firm

Ernst & Young LLP

621 East Pratt Street

Baltimore, MD 21202

Investor Inquiries

Our investor website, ir.mccormick.com, has our annual reports, Securities & Exchange Commission (SEC) filings, press releases,webcasts, corporate governance principles and other information.

To obtain without cost a copy of the annual report filed with the SEC on Form 10-K or for general questions about McCormick or the information in our annual or quarterly reports, contact Investor Relations at the world headquarters address, investor website or telephone:

Report ordering:

Proxy materials: (800) 579-1639

Other materials: (800) 424-5855, (410) 771-7537

or ir.mccormick.com

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

www.wellsfargo.com/shareownerservices

You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

We offer an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares through the Plan. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

(877) 778-6784 or (651) 450-4064

www.wellsfargo.com/shareownerservices

Annual Meeting

The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 31, 2010, at Marriott’s Hunt Valley Inn, 245 Shawan Road (Exit 20A off I-83 north of Baltimore), Hunt Valley, Maryland 21031.

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

Retail price is $25.95 U.S./ $28.90 Canada.

Mixed Sources

Product group from well-managed forests, controlled sources and recycled wood or fiber

www.fsc.org Cert no. SW-COC-002370

© 1996 Forest Stewardship Council

McCORMICK & COMPANY 2009 ANNUAL REPORT 65

MCCORMICK & COMPANY, INCORPORATED / 18 LOVETON CIRCLE / SPARKS, MARYLAND 21152-6000 U.S.A. / 410-771-7301 / WWW.MCCORMICKCORPORATION.COM