Form 10-K, Exhibit 13
period 2010-11-30
MCCORMICK & CO INC
filed 2011-01-27
CIK 63754

McCORMICK

Bringing Passion to Flavor

2010 Annual Report

Contents:

Passion for Flavor	2

Power of People	3

Taste You Trust	5

Inspiring Healthy Choices	6

Delivering High Performance	7

Passion Points	8

Financial Highlights	9

Letter to Shareholders	10

Questions and Answers with Alan	14

Directors and Officers	15

Management’s Discussion and Analysis	16

Financial Information	33

Investor Information	59

CARDAMOM

In 721 B.C., the gardens of the King of Babylon included the cardamom plant. Cardamom was used in perfumes in Ancient Greece and Rome. Native to South India and Ceylon, it grows in tropical conditions at elevations above 2,000 feet. With a distinctive, floral aroma and clean flavor, to this day it continues to add a fragrant touch to a wide range of dishes. It is primarily used in India for curries and meat dishes. Cardamom is enjoyed as a flavoring for coffee in Middle Eastern countries and is popular in Chinese and Latin American cooking. Increasingly, dishes in the United States are using this intriguing flavor. This year’s annual report is scented with the wonderful aroma of cardamom.

McCormick makes all the difference

Our passion for flavor…
our uniquely collaborative culture…
our high quality and healthful spices and flavors allow us to make a difference in the way people create and experience food. Making food more distinctive and enjoyable is what inspires our people, who are deeply committed to delivering high performance in every aspect of our business. This has led to another year of solid growth and record financial results for McCormick shareholders.

McCormick & Company    2010 Annual Report    page 1

Passion for Flavor™

PASSION POINT

11th Annual Flavor Forecast®

For more than a decade, we have brought together culinary experts in our leading markets to develop our Flavor Forecast, which provides insights into the latest trends in taste.

At McCormick, we have a rich, 121-year heritage of bringing passion to flavor. We inspire memorable food experiences and provide the taste behind family food traditions passed down from generation to generation.

People's appetites for flavor and new taste experiences are growing all around the world. Our intimate knowledge of the way people purchase, prepare and enjoy food has put us on the leading edge of flavor trends and led to higher sales. Our eagerly awaited Flavor Forecast is now published in markets around the world, and in 2010 we published our second holiday edition and first grilling edition in the United States.

We are the creative spark behind new taste innovations in kitchens and restaurants. With 400 research and development employees globally, we have a strong track record in product innovation. Nearly 10% of our annual sales comes from products introduced in the past three years.

page 2    McCormick & Company    2010 Annual Report

Power of People™
MULTIPLE MANAGEMENT
The Power of People

McCormick has an enduring culture of respect and collaboration that engages employees throughout the organization.

Our unique Multiple Management philosophy, established in 1932, is the foundation of this culture and emphasizes employee involvement in improving many aspects of our business. We are further building on these values with motivational programs such as the McCormick High Performance System, which is leading to better training, lower turnover and greater efficiency. We were pleased to be named by *FORTUNE* magazine as one of the 100 Best Places to Work in 2010.

We have a strong sense of values which includes giving back to the communities where we operate. In the United States, employees can work an extra day and donate their earnings—which are also matched by the Company—to local charities. Employees in other global locations also donate their time and energy to raise funds for their local communities. In addition, the Company recognizes employees for community service with annual awards.

PASSION POINT

78 Years of Multiple Management

Part professional development and part business improvement process, Multiple Management represents the cultural backbone of McCormick. Following the formation of our first regional Multiple Management boards in 2009, we launched a global board in 2010.

McCormick & Company    2010 Annual Report    page 3

page 4    McCormick & Company    2010 Annual Report

Taste You Trust™

CHICKEN BIRYANI
New
Grill Mates
BROWN SUGAR BOURBON
Slow Cookers
OLD BAY
SEASONING
McCormick
PURE
Vanilla
EXTRACT

Our attention to quality begins right where our products are sourced. Many of the spices and herbs we use are grown by independent farmers in regions all around the world. McCormick's global sourcing team works with farmers to create sustainable growing practices and high quality products. In addition, we have built some health clinics and educational facilities to support these farmers and foster long-term relationships.

Our focus on quality continues once raw materials reach our production facilities. We apply world class cleaning and processing standards that ensure the safety of our products and our employees. In addition, we are implementing an environmental management system across our global operations.

From farm to fork, consumers and customers rely on McCormick's procurement and processing standards for safe, high quality products. In 2010, this reputation won us new business and helped grow our sales.

PASSION POINT

Brands Sold in >100 Countries

With spices and herbs sourced from 40 countries, our leading foodservice and retail brands reach consumers in more than 100 countries. In 2010, we introduced special displays of our Ducros® brand in Morocco, Algeria and Tunisia.

McCormick & Company    2010 Annual Report    page 5

Inspiring Healthy Choices

Introduce
ANTIOXIDANTS
to your morning oatmeal.

PASSION POINT

Super Spices

One teaspoon of cinnamon has as many antioxidants as ½ cup of blueberries. Spices and herbs are a natural way to add flavor to oatmeal, stir fry, salads or other family favorites.

Consumers are interested not only in great taste, but healthy eating. With a foundation in spices and herbs, we are well-positioned to meet this interest. Spices and herbs are naturally low in calories and many are high in antioxidants. Through the McCormick Science Institute, we are funding studies to learn more about the health aspects of spices.

We offer more than 300 salt-free consumer products in the United States. In 2010, we extended these offerings with our launch of Perfect Pinch® seasoning blends, which includes several salt-free varieties. About one-third of our product development work for industrial customers currently has some connection to health—either lower salt, reduced sugar, higher antioxidants or more natural ingredients.

In the workplace, McCormick employees benefit from a Company wellness initiative which includes programs for exercise, managing stress and smoking cessation.

We believe the interest in healthy living among consumers, customers and our own employees will continue to grow.

page 6    McCormick & Company    2010 Annual Report

Delivering High Performance

Culinary Development

Since 2000, McCormick has increased earnings per share at a double-digit compound annual rate. The strategy behind this growth is simple—invest in the business to grow sales and profits, and fuel this investment with improved margins.

In 2010, we invested in our business, increasing brand marketing by $21 million and expanding our product innovation capabilities which included facility upgrades in the U.S., South Africa and pictured here, the U.K. We also acquired a small Hispanic specialty food business and entered into consumer business joint ventures in India and Turkey.

Our investments are fueled by margin improvement—resulting from our Comprehensive Continuous Improvement program, which delivered $54 million in cost savings in 2010, as well as a more favorable mix of products. Gross profit margin reached a record 42% in 2010.

In addition to increasing sales and profits, we manage our business for cash in order to increase total return to McCormick shareholders. In 2010, we used $221 million of our cash flow to directly benefit shareholders through the payment of dividends and share repurchases.

Dividend Paid Per Share 1986–2010

$1.04

PASSION POINT

25 Consecutive Years of Dividend Increases

At the end of 2010, our Board approved a dividend increase—the 25th consecutive year of higher dividends for our shareholders. McCormick has paid dividends every year since 1925.

McCormick & Company    2010 Annual Report    page 7

Passion Points

Founded in 1889, McCormick is a global leader in delivering great flavor.

Drawing upon a heritage in spices and herbs, our products today include seasoning blends, condiments, ethnic foods, homemade desserts and other specialty items. Through geographic expansion and acquisitions, consumers can now buy our brands in more than 100 countries. And our industrial business flavors snacks, wraps, beverages and much more for customers, which include global restaurant chains and leading food manufacturers.

No matter what you eat, each and every day you are likely to taste something flavored by McCormick.

#1 Brands

McCormick has the leading brand of spices and seasonings in each of its major markets, as well as many other top brands. Examples include a #1 share of wet marinades in the U.S., a #1 share of homemade desserts in France, a #1 share of honey in Canada and a #1 share of gelatin in Australia.

10% / 90%

While our products might be only 10% of the cost of a meal, they can deliver 90% of the flavor!

$3.3 Billion in Sales

For the past five years, our annual sales have grown at an average rate of 5%.

15% of Net Sales

New products launched in the past three years for restaurants and food manufacturers accounted for 15% of our industrial business sales in 2010.

3X Faster

Since 1980, U.S. spice consumption has grown almost three times as fast as population growth. Americans enjoy more than a billion pounds of spices and herbs annually.

70% Value-Added

Up from 60% ten years ago, today 70% of our sales are products to which we have added value—whether that's a creative blend of flavors, convenient preparation or unique packaging.

3 Million Ounces of Ground Ginger

This is the amount sold during the Christmas holiday period in the United States. It is enough to produce 450 million gingerbread men which could circle the Earth nearly one and a half times!

Top 5 in Profit Per Foot

The spice and seasonings category is one of the most profitable for U.S. food retailers. We work closely with our customers worldwide to optimize the assortment, placement and promotion of our products.

26% Reduction

We exceeded the 2010 environmental goals set in 2005 by reducing water usage 26%, greenhouse gas emissions 23%, solid waste 22% and electricity 17% per unit of production.

11% Shareholder Return

Since 2000, a double-digit compound annual growth rate in our earnings per share and higher dividends has led to an annual total shareholder return of 11% which exceeds the returns of the S&P 500 stock index and the food group.

7,500 Employees Worldwide

Our McCormick High Performance System engages employees and creates an inclusive environment. Our employees are the key ingredient in our success.

page 8    McCormick & Company    2010 Annual Report

In 2010, McCormick entered into joint ventures in India and Turkey and we now serve customers from 38 locations in 18 countries around the world.

■ Consumer Business—Consolidated Operation
▲ Consumer Business—Joint Venture
■ Industrial Business—Consolidated Operation
▲ Industrial Business—Joint Venture
★ Corporate Headquarters

Financial Highlights

For the year ended November 30 (millions except per share data)	2010	2009	% Change
Net sales	$3,336.8	$3,192.1	4.5%
Gross profit	1,417.7	1,327.2	6.8%
Gross profit margin	42.5%	41.6%	
Operating income	509.8	466.9	9.2%
Operating income margin	15.3%	14.6%	
Net income	370.2	299.8	23.5%
Earnings per share—diluted	2.75	2.27	21.1%
Dividends paid	138.2	125.4	10.2%
Dividends paid per share	1.04	0.96	8.3%

We are providing below certain non-GAAP financial results excluding items affecting comparability. The details of these adjustments are provided in the Non-GAAP Financial Measures of the Management Discussion & Analysis on pages 23 and 24.

	2010	2009	% Change
Adjusted operating income	509.8	483.1	5.5%
Adjusted operating income margin	15.3%	15.1%	
Adjusted net income	356.3	310.7	14.7%
Adjusted earnings per share—diluted	2.65	2.35	12.8%

McCormick & Company    2010 Annual Report    page 9

Fellow Shareholders:

The passion for flavor that each McCormick employee brings to the business is driving our success.

New products launched in the past 3 years added 9% to sales in 2010. Our latest introductions include Recipe Inspirations® World Flavors in the U.S., Perfect Shake® in the U.K. and Thai Chili Sauce in China.

Bringing Passion to Flavor

All around the world there is a growing interest in flavor. In the 1950s, the average U.S. household pantry had 10 spices, herbs, extracts, and seasonings. Today, it has about 40. Consumers are also interested in eating well, and our products can be a great way to add taste naturally without salt or high calories. With our leading brands, we have a strong connection to flavor with consumers. And our industrial customers turn to McCormick to deliver innovative flavors that drive their sales.

We have an enviable reputation for quality and safety in the food industry. As consumers remain under economic pressure in many markets, we are also emphasizing the value of our brands to consumers.

But people ultimately want to eat what tastes good. That's what we are all about, and that is why we perform well in a challenging economy.

Delivering High Performance in 2010

We had excellent financial performance in 2010, meeting or exceeding our financial objectives for the year. We achieved a fifth consecutive year of double-digit earnings per share growth on a comparable basis and demonstrated the resiliency of our business during a period of high unemployment, volatile material costs and a difficult retail and foodservice environment.

Earnings per share were $2.75. On a comparable basis, excluding the impact of the reversal of a significant tax accrual in 2010 and restructuring charges in 2009, this was a 13% increase. This increase was above our long-term objective for the business and ahead of our initial goal for 2010, to grow earnings per share 6 to 8% on a comparable basis.

Underpinning our 2010 profit performance was a 0.9 percentage point increase in gross profit margin, nearly twice that of our initial goal. Our Comprehensive Continuous Improvement program—CCI—delivered $54 million in cost savings, which was well ahead of our $35 to $40 million target for the year. Margins were also boosted by a more favorable mix of products, particularly in our industrial business. Operating income margin for the industrial business ended the year at 8.0% compared to 6.7% in 2009, when measured on a comparable basis excluding restructuring charges recorded in 2009.

VISION

McCormick will be the leading global supplier of value-added flavor solutions. Building on strong brands and innovative products, we will be the recognized leader in providing superior quality, value and service to customers and consumers around the world.

page 10    McCormick & Company    2010 Annual Report

For the total Company, we grew net sales 5%, and in local currency the increase was 3%. While consumers remain under pressure in many of our markets, product innovation, higher marketing support and new distribution led to a solid increase in sales volumes. Our growth rate in emerging markets was particularly strong for McCormick and its joint venture partners. This growth included a double-digit increase in China and in our joint venture in Mexico. Partially offsetting our volume growth was the impact of reduced pricing, as lower costs, primarily for dairy ingredients, were passed through to industrial customers. Toward the end of 2010 our material and packaging costs began to increase, and we have responded with higher pricing.

We continue to focus on generating cash from our business and in 2010 reported cash flow from operations of $388 million. During the year, we completed paying down the debt related to our acquisition of Lawry's in 2008. We also used cash for capital expenditures, an acquisition and a new joint venture. We returned $221 million of cash to our shareholders in dividends and share repurchases.

In November 2010, your Board approved the 25th consecutive annual increase in our dividend. McCormick is one of fewer than 50 companies in the S&P 500 with this distinctive record of raising shareholder dividends.

The Next Decade of Growth

We have an effective strategy that has endured for the past 10 years and sets the direction for another decade of growth: we invest in the business to drive sales and profits and fuel these investments with improved margins.

There are three engines driving our sales growth.

We are growing our base business through enhanced marketing, category leadership and new distribution. In 2010, we increased our marketing support by $21 million with an emphasis on products that offer convenience, authentic ethnic flavors, reduced sodium and other features. Consumers trust us to deliver high quality and great taste. As a result, our share of the spice and seasoning category in primary markets is 40% or more—well ahead of the next largest brand competitor. We have tools to help retailers optimize their product assortment, and we continue to expand our channels of distribution. In 2010, we gained new distribution in warehouse clubs in the U.S., convenience stores in the U.K. and traditional "street" markets in China.

Second, product innovation is leading to higher sales. In locations around the globe, our technical innovation centers work closely with consumers and industrial customers to develop on-trend new products. In 2010, we increased our product development capabilities, which included a major improvement to our U.K. technical innovation center, as well as upgrades in the U.S. and South Africa. Our latest new products, such as McCormick Recipe Inspirations and Schwartz® Flavourful recipe mixes, provide convenient meal preparation with simple ingredients. In China, we introduced Thai Chili Sauce to strengthen our leading position in bottled condiments. For global industrial customers, we recently developed new snack seasonings, beverage flavors and chicken marinades.

Asparagus and Mushroom Pappardelle

Social media and emerging technology offer opportunities to connect with consumers in new ways such as Facebook, cooking videos or this mobile phone app to deliver recipes. In 2011, we intend to increase support behind social media by at least 150%.

McCormick & Company    2010 Annual Report    page 11

McCormick co-sponsored the Health Pavilion at Baltimore's African American Heritage festival. Employee volunteers demonstrated how to use spices and seasonings to add flavor and antioxidants to everyday meals.

Turn Up the Flavor for Under $3!
SAVE $1.00

With a tough economy in many of our major markets, we devoted a portion of our marketing to emphasize the value of our leading brands.

And third, McCormick is acquiring businesses that complement and expand our portfolio of flavors. Businesses acquired over the past 10 years accounted for 20% of sales in 2010. At the end of 2010 we entered into a joint venture in India with Eastern Condiments, which markets a line of spices and seasonings in that country as well as other regions with large populations of Indian consumers. We are pleased to be able to partner with the owner of this fast-growing business in an attractive market. We further expanded our business with the acquisition of the El Bravo® brand of authentic Hispanic products in the U.S. With this addition, we expect sales of our Hispanic products in the U.S. to exceed $100 million in 2011. We have also added leadership resources with responsibility for our Hispanic strategy throughout the Americas. In Turkey, we entered into a joint venture, partnering with a leading food company to launch a brand of spices and seasonings.

As demonstrated in 2010, our employees delivered impressive margin improvements through CCI, our ongoing initiative to improve productivity and reduce cost throughout the organization. Since 2006, we have nearly doubled capacity in our largest production facility, while lowering conversion cost per unit. Our primary manufacturing center in France has lowered its conversion cost per unit 10% from five years ago. With CCI champions in each of our operations, we have a long runway of savings and in 2010, set a goal to achieve $150 million in cost savings by 2013.

We are also improving margins with a more favorable mix of products, particularly in our industrial business. We have increased operating income margin in this business in recent years by focusing on strategic partners that offer the best opportunities for growth.

Higher sales and margin improvement are leading to greater profits. Our business generates strong cash flow which we are working to build further by utilizing our working capital more efficiently. We measure the performance of each operating unit using "McCormick Profit"—a program that rewards employees not only for delivering on their profit objectives, but for effective management of working capital.

How We Do Business at McCormick

McCormick shareholders have enjoyed a total return that exceeds that of the S&P 500 Stock Index. We believe that this performance is a reflection of both how we operate and what we achieve. Indeed, the way we do business at McCormick is an integral part of our performance.

For example, our Multiple Management philosophy, established in 1932, is part of the fabric of our business. Through collaboration and participation we create an inclusive environment for all employees that values diversity and individual talents. We are also implementing McCormick's High Performance System, which thrives on teamwork and has led to more effective training, lower turnover and greater efficiency.

The strong culture of respect that we have for one another extends to our suppliers, our customers and our communities. In addition to the Company's support for the communities in which we operate, McCormick employees are also involved in various charitable organizations. We recognize these employees each year, providing several awards that include funds for the organization the employee supports. We also match many of the contributions made by employees, including those

page 12    McCormick & Company    2010 Annual Report

that work an extra day and contribute their pay as part of our Charity Day program.

The quality and safety of our products is also paramount to our success. We are the "taste you trust" and we work to earn that trust every day. For years our global sourcing team has traveled the world to procure the best spices and herbs. McCormick's management team also serves as industry leaders in organizations such as the Institute of Food Technologists. Our participation in the Healthy Weight Commitment Foundation is just one example of our interest in going beyond quality and safety and responding to consumer interest in health. Many of our products are salt-free, high in antioxidants and, of course, great tasting.

Finally, we are committed to operating in an environmentally sustainable manner. Our Sustainability Committee and teams at many locations have made excellent progress. Since 2005, we have reduced our global water usage 26%, greenhouse gas emissions 23%, solid waste 22% and electricity 17%. These are impressive results and ahead of our goals. Based on this progress we have set new 5-year goals for further reductions.

Acknowledgements

We have a Board and leadership team at McCormick with the right experience and skills to take us into the next decade of growth. We continue to build our skills and add appropriate resources.

In 2010, we were pleased to have Patricia Little, Executive Vice President and Chief Financial Officer of Kelly Services, join our Board of Directors. We also elected Gordon Stetz, Executive Vice Present & Chief Financial Officer of McCormick, to the Board. Early in 2011, Paul Beard, former Senior Vice President—Finance & Treasurer, was appointed President Asia/Pacific. Paul brings to this new role not only a background in finance but as a leader of our global restaurant business. This is one of several moves we have made to build our resources in the Asia/Pacific region.

I want to recognize all of our employees for their efforts behind our results. Their talent and agility have allowed us to successfully navigate a tough economy and continue to achieve growth.

Thanks also to each of our shareholders for your support. We appreciate your trust and confidence, and we work each day to grow the value of your investment in our Company.

Alan D. Wilson
Chairman, President & CEO

Shareholder Return

McCormick
S&P Food Group
S&P 500
11%
7%
1%

Our stock price performance and steady dividend payments have led to a 10-year total annual shareholder return which exceeds that of the S&P 500 Stock Index and S&P 500 Food Products Index.

McCormick & Company    2010 Annual Report    page 13

Ask Alan

At the outset of fiscal year 2011, there are some exciting growth opportunities for our business, as well as a few challenges. We wanted to share some of the discussion Alan has had with investors on these topics…

Q. I understand that the cost of many agricultural products has increased. Has this affected your input costs? How will it impact your business?

McCormick uses dairy products, wheat, soybean oil and other commodities in the manufacture of products for our industrial customers. We have arrangements with these customers to pass through increases or decreases in the cost of major commodities with price adjustments. As a result, fluctuations in commodity costs affect our net sales, but have a minimal impact on profit.

The costs of many spices and herbs began to rise in 2010. While we are working to offset a portion of these increases with our CCI cost savings, we have also increased our pricing for many products in both our consumer and industrial business.

Q. How have you adapted your business to the macro-economic environment?

In this economy, people are preparing more meals at home. Our products are well-suited for time-pressed consumers who are seeking convenience and value.

New products like Recipe Inspirations and Perfect Pinch in the U.S. help families prepare great tasting food conveniently. In international markets, our homemade dessert products and recipe mixes help consumers economize by preparing food at home.

Q. Some of the best opportunities for growth seem to be in emerging markets. To what extent are you participating in this growth?

There are attractive growth opportunities for both our consumer and industrial businesses in a number of emerging markets.

Through a joint venture that dates back to 1947, McCormick brand mayonnaise, marmalades and teas, as well as spices, are category leaders in Mexico. This business has had impressive growth and 2010 was no exception with sales up 12%. We launched a consumer brand in China nearly 20 years ago and have a leading position in several product categories in the largest cities. Our consumer sales in China have increased at a 20% compound annual growth rate in the past five years. We have small operations in other countries including South Africa, El Salvador and Thailand. During 2010, we were also pleased to form joint ventures in India and Turkey, both of which are fast-growing markets.

Our industrial business customers include leading food manufacturers and quick service restaurants that are expanding globally. As a valued supplier, we are supporting their geographic expansion which over time has included China, South America, and, in 2010, Eastern Europe and Russia.

All around the world, we are bringing passion to flavor.

> "There are attractive growth opportunities for both our consumer and industrial businesses in a number of emerging markets."

page 14    McCormick & Company    2010 Annual Report

Board of Directors

PICTURED FROM LEFT TO RIGHT, STANDING: Gordon Stetz, George Roche, Freeman Hrabowski, Michael Fitzpatrick, James Brady, John Bilbrey, Patricia Little; SEATED: Margaret Preston, Michael Mangan, Alan Wilson, William Stevens

Board of Directors

John P. Bilbrey 54

Executive Vice President,

Chief Operating Officer

The Hershey Company

Hershey, Pennsylvania

Director since 2005

Compensation Committee

James T. Brady 70

Managing Director, Mid-Atlantic

Ballantrae International, Ltd.

Ijamsville, Maryland

Director since 1998

Audit Committee*

J. Michael Fitzpatrick 64

Chairman

Citadel Plastics Holdings, Inc.

Radnor, Pennsylvania

Director since 2001

Audit Committee

Freeman A. Hrabowski, III 60

President

University of Maryland

Baltimore County

Baltimore, Maryland

Director since 1997

Nominating/Corporate Governance

Committee*

Patricia Little 50

Executive Vice President and

Chief Financial Officer

Kelly Services, Inc.

Troy, Michigan

Director since 2010

Audit Committee

Michael D. Mangan 54

Former President, Worldwide Power

Tools & Accessories

The Black & Decker Corporation

Towson, Maryland

Director since 2007

Audit Committee

Nominating/Corporate Governance

Committee

Margaret M.V. Preston 53

Managing Director &

Regional Executive

U.S. Trust, Bank of America

Private Wealth Management

Greenwich, Connecticut

Director since 2003

Nominating/Corporate Governance

Committee

George A. Roche 69

Retired Chairman & President

T. Rowe Price Group, Inc.

Baltimore, Maryland

Director since 2007

Compensation Committee

Gordon M. Stetz 50

Executive Vice President &

Chief Financial Officer

McCormick & Company, Inc.

Director since 2011

William E. Stevens 68

Chairman

BBI Group, Inc.

St. Louis, Missouri

Director since 1988

Compensation Committee*

Alan D. Wilson 53

Chairman, President &

Chief Executive Officer

McCormick & Company, Inc.

Director since 2007

Executive Officers

Alan D. Wilson

Chairman, President & Chief Executive Officer

Gordon M. Stetz

Executive Vice President &

Chief Financial Officer

W. Geoffrey Carpenter

Vice President - General Counsel & Secretary

Kenneth A. Kelly, Jr.

Senior Vice President & Controller

Lawrence E. Kurzius

President - McCormick International

Charles T. Langmead

President - U.S. Industrial Group

Cecile K. Perich

Senior Vice President - Human Relations

Mark T. Timbie

President - North American Consumer Foods

*	Indicates Chair Position on the Committee

McCormick & Company    2010 Annual Report    page 15

Management’s Discussion and Analysis

The purpose of Management’s Discussion and Analysis (MD&A) is to provide an understanding of McCormick’s business, financial results and financial condition. The MD&A is organized in the following sections:

Business Overview

Results of Operations

Non-GAAP Financial Measures

Liquidity and Financial Condition

Acquisitions

Other information, including critical accounting estimates and assumptions and forward-looking information

The information in the charts and tables in the MD&A are for the years ended November 30. All dollars and number of shares are in millions, except per share data. We analyze and measure the profitability of our two business segments and the total business excluding items impacting comparability. These items included the reversal of a significant tax accrual in 2010, charges related to our restructuring activities in 2009 and 2008, and an impairment charge that was recorded in 2008. While all consolidated financial results include the impact of these charges, certain results are also shown on a comparable basis, excluding the impact of these items.

page 16    McCormick & Company    2010 Annual Report

Management’s Discussion and Analysis

BUSINESS OVERVIEW

EXECUTIVE SUMMARY

McCormick is a global leader in flavor, with the manufacturing, marketing and distribution of spices, seasonings, specialty foods and flavorings to the entire food industry. Customers range from retail outlets and food manufacturers to foodservice businesses. The Company was founded in 1889 and built on a culture of Multiple Management which engages employees in problem-solving, high performance and professional development.

We have approximately 7,500 full-time employees in facilities located around the world. Our major sales, distribution and production facilities are located in North America and Europe. Additional facilities are based in Mexico, Central America, Australia, China, Singapore, Thailand and South Africa. In 2010, 39% of sales were outside the United States.

Listed below are significant highlights of the discussion and analysis that follows:

•	Net sales were $3.3 billion in 2010 and up 5% primarily due to higher volume and product mix, which was driven by product innovation, increased brand marketing and expanded distribution.

•

Earnings per share were $2.75 in 2010 compared to $2.27 in 2009. Earnings per share in 2010 included a $0.10 benefit of the reversal of a significant tax accrual. Earnings per share in 2009 included $0.08 of charges related to our restructuring program which was concluded that year. On a comparable basis, excluding these impacts, we grew adjusted earnings per share 13% in 2010.

•	With productivity improvement throughout the business, we achieved $54 million in cost savings related to our Comprehensive Continuous Improvement (CCI) program.

•

Cash generation remained strong with cash from operations of $388 million in 2010. We used part of this cash to complete our pay down of the debt related to the Lawry’s acquisition and to fund $138 million of dividend payments and $47 million of joint ventures and acquisitions. We resumed our share repurchase activity, completing a $400 million authorization from 2005 and beginning a new $400 million authorization approved by our Board of Directors mid-year in 2010.

•	In November 2010, our Board of Directors approved our 25th consecutive annual dividend increase and the annualized dividend as we began our 2011 fiscal year was $1.12 per share.

BUSINESS SEGMENTS

We operate in two business segments, consumer and industrial. Consistent with market conditions in each segment, our consumer business has a higher overall profit margin than our industrial business. In 2010, the consumer business contributed 60% of sales and 79% of operating income and the industrial business contributed 40% of sales and 21% of operating income.

Across both segments, we have the customer base and product breadth to participate in all types of eating occasions, whether it is cooking at home, dining out, purchasing a quick service meal or enjoying a snack. We offer our retailers and consumers a range of products from premium to value-priced.

Consumer Business

From locations around the world, our brands reach consumers in more than 100 countries. Our leading brands in the Americas are McCormick®, Lawry’s® and Club House®. We also market authentic ethnic brands such as Zatarain’s, El Guapo®, Thai Kitchen® and Simply Asia®, and specialty items such as Billy Bee® honey products. In Europe, the Middle East and Africa (EMEA) we sell the Ducros®, Schwartz, McCormick and Silvo® brands of spices, herbs and seasonings and an extensive line of Vahiné® brand dessert items. In the Asia/Pacific region our primary brand is McCormick, and we also own the Aeroplane® brand which is a leader in gelatins in Australia.

Our customers span a variety of retail outlets that include grocery, mass merchandise, warehouse clubs, discount and drug stores, served directly and indirectly through distributors or wholesalers. In addition to marketing our branded products to these customers, we are also a leading supplier of private label items, also known as store brands.

The largest portion of our consumer business is spices, herbs and seasonings. For these products, we are the category leader in our primary markets with a 40 to 60% share of sales. There are a number of competitors in the spices, herbs and seasoning category. More than 250 other brands are sold in the U.S. with additional brands in international markets. Some are owned by large food manufacturers, while others are supplied by small privately owned companies. Our leadership position allows us to efficiently innovate, merchandise and market our brands.

McCormick & Company    2010 Annual Report    page 17

Management’s Discussion and Analysis

Industrial Business

In our industrial business, we provide a wide range of products to multinational food manufacturers and foodservice customers. The foodservice customers are supplied both directly and indirectly through distributors. Among food manufacturers and foodservice customers, many of our relationships have been established for decades. We focus our resources on our strategic partners that offer the greatest prospects for growth. Our range of products remains one of the broadest in the industry and includes seasoning blends, natural spices and herbs, wet flavors, coating systems and compound flavors. In addition to a broad range of flavor solutions, our customers benefit from our expertise in sensory testing, culinary research, food safety, flavor application and other areas.

Our industrial business has a number of competitors. Some tend to specialize in a particular range of products and have a limited geographic reach. Other competitors include larger publicly-held flavor companies that are more global in nature, but which also tend to specialize in a limited range of flavor solutions.

We have been increasing the profitability of the industrial business through productivity improvements, and a shift in our sales mix to more higher margin, value-added products.

OUR STRATEGY

Our strategy is straightforward—to increase sales and profits by investing in the business and to fund these investments with improved margins. This simple strategy has been driving our success for more than a decade and is our plan for growth in the future.

Product innovation is one of the leading investments to grow our business. New products launched in the past three years accounted for nearly 10% of net sales in 2010. We continue to invest in research and development and recently expanded and enhanced these facilities in the U.K., Turkey and South Africa, with plans for an R&D center of excellence in Asia underway. Product marketing is driving growth of our brands, and we have increased spending by 70% since 2005. Through acquisitions and joint ventures we seek to add leading brands to extend our reach into new regions with a particular interest in emerging markets. In our developed markets, we are adding brands that have a niche position and meet a growing consumer trend.

We have fueled our investments with improved margins. In 2010, gross profit margin rose to a record 42.5% from 41.6% in the prior year. This increase was driven by cost savings from our CCI program and a more favorable mix of products, particularly in the industrial business. Over time, our acquisition of consumer brands has also raised gross profit margin for the total business. Long-term we expect to achieve mid-single digit sales growth with one-third from category growth, share gains and new distribution, one-third from product innovation and one-third from acquisitions.

In some years, pricing and foreign currency exchange rates may also impact sales. In 2010, our pricing actions had a minor impact on sales, while the impact of currency rates was favorable.

Our business generates strong cash flow. Actions to grow net income and improve working capital are designed to lead to higher levels of cash generation. In 2010, we used $221 million of cash to repurchase shares and to fund dividends for our shareholders.

Our strategy, our execution and our success have led to higher shareholder value. We expect to be equally effective in building future value for our shareholders.

page 18    McCormick & Company    2010 Annual Report

RESULTS OF OPERATIONS—2010 COMPARED TO 2009

	2010	2009
Net sales	$3,336.8	$3,192.1
Percent growth	4.5%

Sales for the fiscal year rose 4.5% from 2009 with strong growth in both the consumer and industrial businesses. New product introductions, brand marketing support and expanded distribution led to favorable volume and product mix, which combined, added 3.2% to sales. The impact of pricing was minimal in 2010, reducing sales 0.3%, while favorable foreign exchange rates increased sales 1.6%.

	2010	2009
Gross profit	$1,417.7	$1,327.2
Gross profit margin	42.5%	41.6%

In 2010, gross profit increased 6.8% and gross profit margin rose 90 basis points. A significant part of this improvement was due to our CCI program which lowered costs $54 million in 2010 of which $45 million improved gross profit. In addition, the industrial business continued to shift its mix of business toward more higher margin, value-added products.

Most raw and packaging material costs did not change significantly from 2009 through the first half of 2010. One exception was the lower cost of dairy ingredients which was passed through in lower pricing to industrial customers. In the second half of 2010, input costs began to increase and unfavorably impacted gross profit margin in the fourth quarter. Pricing actions were taken toward the end of the year and continued in 2011 to offset a portion of these increases.

	2010	2009
Selling, general & administrative expense (SG&A)	$907.9	$846.6
Percent of net sales	27.2%	26.6%

Selling, general and administrative expenses in total dollars and as a percentage of net sales increased in 2010 compared to 2009. The increases were mainly driven by incremental brand marketing support to invest in the growth of our leading brands, as well as higher retirement benefit costs. SG&A in 2009 included $7.5 million of expenses related to the bankruptcy of a U.K. foodservice distributor.

During 2010 we increased brand marketing support costs by $20.7 million or 14%. The increased funding supported the launch of Recipe Inspirations, Perfect Pinch and other new products. We also drove sales with incremental spending behind our holiday cooking and baking advertising, support for the Zatarain’s brand and information regarding the antioxidant levels in many spices and herbs. The increase in retirement benefit costs was primarily due to changes in actuarial assumptions.

The following is a summary of restructuring activities for 2009:

2009
Pre-tax restructuring charges:
Recorded in cost of goods sold	$2.5
Other restructuring charges	13.7

Reduction in operating income	16.2
Income tax effect	(5.3)

Reduction in net income	$10.9

Reduction in earnings per share—diluted	$0.08

As of November 30, 2009, this restructuring program was completed. Pre-tax restructuring charges related to actions under our restructuring program to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. More details of the restructuring charges are discussed later in MD&A and in note 11 of the financial statements.

	2010	2009
Interest expense	$49.3	$52.8
Other income, net	2.2	2.4

Lower total average debt outstanding, coupled with lower short-term interest rates, led to a favorable variance in interest expense in 2010 when compared to 2009. In 2010, we completed the pay down of debt from the 2008 Lawry’s acquisition, primarily with cash generated from operations.

	2010	2009
Income from consolidated operations before income taxes	$462.7	$416.5
Income taxes	118.0	133.0
Effective tax rate	25.5%	31.9%

The decrease in the tax rate in 2010 was due to a higher level of net discrete tax benefits, increased U.S. foreign tax credits and a favorable mix of earnings among our different foreign tax jurisdictions.

Discrete tax benefits in 2010 were $20.1 million compared to $3.6 million in 2009. The $20.1 million in 2010 is mainly due to a $13.9 million reversal of a tax accrual for a closed tax year. This tax accrual was recorded in a prior period based on uncertainties about the tax aspects of transactions related to the reorganization of our European operations and divestment of certain of our joint ventures.

U.S. foreign tax credits increased as a result of a $108.5 million repatriation of cash from foreign subsidiaries in the fourth quarter of 2010. Due to the mix of foreign earnings related to this cash, the repatriation generated these tax credits.

McCormick & Company    2010 Annual Report    page 19

Management’s Discussion and Analysis

In addition, see note 12 of the financial statements for a reconciliation of the U.S. federal statutory tax rate with the effective tax rate.

	2010	2009
Income from unconsolidated operations	$25.5	$16.3

Income from unconsolidated operations increased $9.2 million in 2010 compared to 2009. This increase was mainly due to the performance of our McCormick de Mexico joint venture, which experienced a double-digit sales increase over the prior year. Also, this joint venture benefited from lower soybean oil costs and favorable foreign currency exchange rates for 2010 compared to 2009. Soybean oil is a main ingredient for mayonnaise, which is the leading product for this joint venture. In addition, our other smaller joint ventures experienced good growth in both sales and income in 2010.

On average, in 2009 and 2010 we owned 50% of our unconsolidated joint ventures. These joint ventures had 2010 annual sales of $538 million (at 100% of these businesses) with many products marketed under the McCormick name. In 2010, sales by these joint ventures increased 12% and net income increased 49%.

Our McCormick de Mexico joint venture represents over 60% of the sales and 75% of the net income of our unconsolidated joint ventures.

The following table outlines the major components of the change in diluted earnings per share from 2009 to 2010:

2009 Earnings per share—diluted	$2.27
Increased operating income exclusive of restructuring charges	0.14
Decrease in tax rate	0.12
Reversal of significant tax accrual	0.10
Lower restructuring charges	0.08
Higher income from unconsolidated operations	0.07
Lower interest expense	0.02
Effect of higher shares outstanding	(0.05)

2010 Earnings per share—diluted	$2.75

Consumer Business

	2010	2009
Net sales	$1,999.0	$1,911.2
Percent growth	4.6%
Operating income, excluding restructuring charges	402.4	397.9
Operating income margin, excluding restructuring charges	20.1%	20.8%

In our consumer business higher volume and product mix added 3.1% to sales, favorable foreign exchange rates increased sales 1.1% and higher pricing added 0.4% when compared to 2009.

In the Americas, consumer business sales rose 5.9%, primarily as a result of higher volume and product mix which rose 4.1%. Foreign exchange rates in this region increased sales 1.1% and pricing added 0.7%. Recipe Inspirations, Perfect Pinch and other new product introductions contributed to this sales growth. We also increased brand marketing support to build consumer awareness and trial of these new products, as well as to support our broader line of spices and seasonings and specialty foods. As a result, sales of gourmet items, grilling items, extracts, Lawry’s products and Zatarain’s products were particularly strong in 2010. Distribution gains added to sales including new placement in a warehouse club retail channel in the U.S. and new distribution of Billy Bee honey products in Canada. In the fourth quarter of 2010, sales growth of our products in the U.S. exceeded the increase in consumer purchases at retail by approximately 2%. We believe that customer purchases in advance of a late 2010 price increase contributed to this difference. As a result, we estimate that $10 million of sales may have shifted from the first quarter of 2011 into the fourth quarter of 2010.

In Europe, the Middle East and Africa (EMEA), consumer business sales declined 1.8%. Pricing decreased 1.0%, unfavorable foreign exchange rates reduced sales 0.5%, and unfavorable volume and product lowered sales 0.3%. Our largest markets, the U.K. and France, achieved an increase in volume and product mix with new products and marketing programs which supported products like Schwartz Flavourful seasoning mixes and Vahiné homemade dessert products. This growth was offset by declines in smaller markets, including Spain, Portugal, Italy, The Netherlands and Belgium, due in part to poor economies and competitive conditions in 2010. Consumer demand in these markets was weak and retail customers lowered their inventory levels. In total, these smaller markets account for about 20% of EMEA sales.

Consumer business sales in the Asia/Pacific region rose 17.2%. Foreign exchange rates were favorable, adding 9.0% to sales. Favorable volume and product mix grew sales 7.9% and pricing added 0.3%. In China, we grew sales at a double-digit pace with the introduction of new products such as Thai Chili Sauce which takes advantage of our leadership position in bottled condiments. Sales also rose as we expanded distribution of our products beyond modern grocery stores and into wet markets, also known as “street” markets, which are frequently shopped by many Chinese consumers. Sales in Australia also rose at a double-digit rate, but in local currency were close to 2009’s result.

page 20    McCormick & Company    2010 Annual Report

Consumer business operating income excluding restructuring charges increased 1.1% from 2009. The profit impact of higher sales and CCI cost savings, were largely offset by a $19 million increase in brand marketing support, as well as higher retirement benefit costs. Operating income margin was 20.1% in 2010, which compares to our target of 20% for our consumer business. In the fourth quarter of 2010 there was a decline of operating income when compared to the fourth quarter of 2009, which was partially due to increasing commodity costs. We took pricing actions in late 2010 and early in fiscal year 2011 in response to these cost increases.

Industrial Business

	2010	2009
Net sales	$1,337.8	$1,280.9
Percent growth	4.4%
Operating income, excluding restructuring charges	107.4	85.2
Operating income margin, excluding restructuring charges	8.0%	6.7%

Sales for the industrial business grew 4.4% from 2009 with higher volume and product mix adding 3.3% to sales. Favorable foreign exchange rates increased sales 2.5% and lower pricing reduced sales 1.4%.

In the Americas, industrial business sales rose 1.8% with a 2.2% increase from favorable volume and product mix. This increase was primarily driven by increased demand by food manufacturers for new products in both the U.S. and Mexico. These customers were particularly interested in seasonings and other products with lower sodium, reduced fat content and simple ingredients. During 2010, sales to foodservice distributors, quick service restaurants and other foodservice customers were comparable to the prior year. Sales to quick service customers are expected to increase in 2011 as the result of new products and new distribution. The 2.2% increase in volume and product mix in 2010 was largely offset by the impact of reduced pricing as we passed through to our customers the lower cost of dairy ingredients. Foreign exchange rates in this region added 1.7% to sales. In 2011 we expect to raise prices as we pass through rising commodity costs such as wheat and soybean oil.

In EMEA, industrial business sales rose 7.9%, led by a 4.4% increase from favorable volume and product mix. Higher demand from quick service restaurants reflected increased consumer traffic and new product wins. Sales of branded foodservice products were higher compared to a weak performance in 2009 when sales were disrupted by the bankruptcy of a major foodservice distributor in the U.K. Favorable foreign exchange rates increased sales 3.0% and pricing added 0.5%.

Industrial business sales in the Asia/Pacific region rose 16.2%. Favorable volume and product mix grew sales 9.3%. Quick service restaurants led the increase in this region driven by new store openings in China and new product introductions including beverage flavors and chicken marinades. Foreign exchange rates added 6.9% to the sales increase.

Industrial business operating income, excluding restructuring charges increased 26.1% from 2009. Higher sales and a shift to more higher margin, value-added products increased profit, as well as the impact of CCI cost savings. Also, in 2009 we recorded $7.5 million of costs related to the foodservice distributor bankruptcy in the U.K. These increases more than offset the higher retirement benefit costs in 2010. Industrial business operating income margin excluding restructuring charges rose 130 basis points to 8.0%. This was strong progress toward our long-term goal of 9 to 10% operating income margin for this business.

RESULTS OF OPERATIONS—2009 COMPARED TO 2008

	2009	2008
Net sales	$3,192.1	$3,176.6
Percent growth	0.5%

Sales for the fiscal year rose slightly from 2008. Pricing actions taken to offset higher costs added 3.8% to sales, while unfavorable foreign exchange rates reduced sales 5.0% for the year. Favorable volume and product mix, combined, added 1.7% to sales. This impact includes the acquisition of Lawry’s (less the reduction in sales from the disposition of Season-All), which increased sales by 3.1%. The Lawry’s acquisition and disposal of Season-All took place in July 2008.

	2009	2008
Gross profit	$1,327.2	$1,288.2
Gross profit margin	41.6%	40.6%

In 2009, gross profit increased 3.0% and gross profit margin rose 100 basis points. The increase in gross profit margin was due equally to a more favorable mix of business and cost savings initiatives.

In 2009 sales in our consumer segment, which carries a higher gross profit margin, grew 3.3% while sales in our industrial segment declined 3.4%. The increase in consumer sales was driven by the Lawry’s acquisition.

Our CCI program also boosted margins. Total savings in 2009 were $37 million, of which $31 million improved gross profit.

Improvements due to business mix and cost reductions were partially offset by cost increases.

McCormick & Company    2010 Annual Report    page 21

Management’s Discussion and Analysis

	2009	2008
SG&A	$846.6	$870.6
Percent of net sales	26.6%	27.4%

Selling, general and administrative expenses in total dollars and as a percentage of net sales declined in 2009 compared to 2008. The underlying decrease in SG&A reflects our efforts to manage expenses, improve productivity and integrate the Lawry’s business with minimal incremental operating expenses. More specifically, lower expense levels were due to decreases in distribution costs, certain benefit expenses and other cost savings, partially offset by higher brand marketing support costs.

Lower distribution costs were driven by CCI initiatives and leveraging our existing distribution channels with the new Lawry’s business. Retirement plan expenses were lower due to changes in actuarial assumptions and higher income on marketable securities.

During 2009 we increased marketing support costs $19.5 million or 15%. A large portion of the increase funded a new marketing campaign for Lawry’s. Other products featured with incremental marketing support included our revitalized dry seasoning mixes, Grill Mates®, new Vahiné cake mixes, and in China, honey jams.

	2009	2008
Impairment charge	—	$29.0

In 2008 we recorded a non-cash impairment charge to lower the value of our Silvo brand intangible asset in The Netherlands. More details of the impairment charge are discussed in note 4 of the financial statements.

The following is a summary of restructuring activities:

	2009	2008
Pre-tax restructuring charges:
Recorded in cost of goods sold	$2.5	$4.5
Other restructuring charges	13.7	12.1

Reduction in operating income	16.2	16.6
Income tax effect	(5.3)	(5.1)

Reduction in net income	$10.9	$11.5

Reduction in earnings per share—diluted	$0.08	$0.09

As of November 30, 2009, this restructuring program was completed. Pre-tax restructuring charges for both 2009 and 2008 related to actions under our restructuring program to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy and eliminate administrative redundancies. More details of the restructuring charges are discussed later in MD&A and in note 11 of the financial statements.

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

The increase in the effective tax rate was due to our mix of income by taxing jurisdictions. Income taxes in 2009 and 2008 included $3.6 million and $2.9 million, respectively, of net discrete tax benefits. These tax benefits related to the settlement of tax audits and adjustments to prior tax provisions once actual tax returns were prepared and filed.

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

On average in 2009 and 2008, we owned 50% of our unconsolidated joint ventures. For 2009, these joint ventures had 2009 annual sales of $481 million (at 100% of these businesses) with many products marketed under the McCormick name. In 2009, sales by these joint ventures decreased 1% and net income decreased 6%.

The following table outlines the major components of the change in diluted earnings per share from 2008 to 2009:

2008 Earnings per share—diluted	$1.94
Increased operating income exclusive of restructuring and impairment charges	0.33
Impairment charge recorded in 2008	0.15
Lower restructuring charges	0.01
Lower interest expense	0.02
Decrease in other income	(0.08)
Increase in tax rate	(0.07)
Lower income from unconsolidated operations	(0.02)
Effect of higher shares outstanding	(0.01)

2009 Earnings per share—diluted	$2.27

page 22    McCormick & Company    2010 Annual Report

Consumer Business

	2009	2008
Net sales	$1,911.2	$1,850.8
Percent growth	3.3%
Operating income, excluding restructuring and impairment charges	397.9	343.3
Operating income margin, excluding restructuring and impairment charges	20.8%	18.5%

Higher volume and product mix added 3.6% to sales, including the net impact of the Lawry’s acquisition, which accounted for 4.6%. Pricing actions taken to offset higher costs added another 3.5% to sales, while unfavorable foreign exchange rates reduced consumer sales by 3.8% in 2009 compared to 2008.

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

In EMEA, consumer sales decreased 11.3%, which includes 9.8% from unfavorable foreign exchange rates. Pricing actions added 2.5% to sales and unfavorable volume and product mix reduced sales by 4.0%. The 2009 retail environment in the U.K. was difficult and caused weak sales of our Schwartz brand. Our business in France was strong, particularly with our Vahiné dessert items, and helped to offset some of the decline in the U.K.

Sales in the Asia/Pacific region decreased 0.4%, with 6.4% due to unfavorable foreign exchange rates. Sales volume and product mix grew by 6.1%, with China increasing at a double-digit pace and Australia growing at a low single-digit rate. Our growth in China was due to the launch of several new products and expanded distribution of our brands.

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

The industrial business sales decrease was driven largely by unfavorable foreign exchange rates, which reduced sales 6.7%. Pricing actions, which offset increased costs of certain commodities, added 4.4% to sales. Volume and product mix lowered sales 1.1% due to a slower pace of new product introductions by industrial customers. This reduction included the Lawry’s acquisition, which added 1.0% to sales.

Sales in the Americas rose 0.2%, including a 3.3% decrease due to unfavorable foreign exchange rates. In this region, pricing actions increased sales by 4.1%. Lower volume and product mix reduced sales by 0.6% with less product innovation by our customers. The Americas volume and product mix impact included the Lawry’s acquisition, which added 1.4% to sales.

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

Despite the decrease in industrial sales, operating income excluding restructuring activities increased which was evidence of the effectiveness of our CCI program and progress toward a more favorable product mix. As a group, the new products that we layered into our portfolio during 2009 were accretive to the overall margins. Operating income in 2009 included $7.5 million of costs related to a foodservice customer bankruptcy in the U.K.

NON-GAAP FINANCIAL MEASURES

The tables below include financial measures of operating income and diluted earnings per share excluding restructuring charges in 2009 and 2008 and the benefit of a significant tax accrual in 2010. Also we are excluding unusual items that we recorded in 2008 for a non-cash impairment charge to reduce the value of the Silvo brand and amounts related to the acquisition of Lawry’s, including the gain on the sale of Season-All. These are all non-GAAP financial measures which are prepared as a complement to the results provided in accordance with United States generally accepted accounting principles. We believe this non-GAAP information is important for purposes of comparison to prior periods and development of future projections and earnings growth prospects. This information is also used by management to measure the profitability of our ongoing operations and analyze our business performance and trends. As of November 30, 2009 our restructuring program was completed.

McCormick & Company 2010 Annual Report page 23

Management’s Discussion and Analysis

In 2010 our discrete tax benefits included a $13.9 million reversal of a tax accrual for a closed tax year. This tax accrual was recorded in a prior period based on uncertainties about the tax aspects of transactions related to the reorganization of our European operations and divestment of certain of our joint ventures. We are treating this $13.9 million discrete tax benefit as a non-GAAP adjustment to our diluted earnings per share. We are providing non-GAAP results that exclude the impact of this reversal as the item to which it relates was recorded as a restructuring charge, and it allows for a better comparison of 2010 financial results to the prior year and a more appropriate base for 2011 projections.

These non-GAAP measures may be considered in addition to results prepared in accordance with GAAP, but they should not be considered a substitute for, or superior to, GAAP results. We intend to continue to provide these non-GAAP financial measures as part of our future earnings discussions and, therefore, the inclusion of these non-GAAP financial measures will provide consistency in our financial reporting. A reconciliation of these non-GAAP measures to GAAP financial results is provided below.

	2010	2009	2008
Operating income	$509.8	$466.9	$376.5
Impact of restructuring charges	—	16.2	16.6
Impact of impairment charge	—	—	29.0

Adjusted operating income	$509.8	$483.1	$422.1

% increase versus prior year	5.5%	14.5%

	2010	2009	2008
Net income	$370.2	$299.8	$255.8
ReversaI of significant tax accrual	(13.9)	—	—
Impact of restructuring charges	—	10.9	11.5
Impact of impairment charge	—	—	20.1
Net gain related to Lawry’s acquisition	—	—	(5.5)

Adjusted net income	$356.3	$310.7	$282.0

% increase versus prior year	14.7%	10.2%

	2010	2009	2008
Earnings per share—diluted	$2.75	$2.27	$1.94
ReversaI of significant tax accrual	(0.10)	—	—
Impact of restructuring charges	—	0.08	0.09
Impact of impairment charge	—	—	0.15
Net gain related to Lawry’s acquisition	—	—	(0.04)

Adjusted earnings per share—diluted	$2.65	$2.35	$2.14

% increase versus prior year	12.8%	9.8%

LIQUIDITY AND FINANCIAL CONDITION

	2010	2009	2008
Net cash provided by operating activities	$387.5	$415.8	$314.6
Net cash used in investing activities	(129.7)	(81.8)	(747.0)
Net cash (used in) provided by financing activities	(261.1)	(341.8)	433.4

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

The reported values of our assets and liabilities held in our non-U.S. subsidiaries and affiliates have been significantly affected by fluctuations in foreign exchange rates between periods. At November 30, 2010, the exchange rates for the Euro and British pound sterling were lower versus the U.S. dollar compared to 2009. Exchange rate fluctuations resulted in decreases to trade accounts receivable of $15 million, inventory of $8 million, goodwill of $72 million and other comprehensive income of $109 million since November 30, 2009.

Operating Cash Flow—When 2010 is compared to 2009, the decrease in operating cash flow was driven by increases in inventory and trade accounts receivable. These were partially offset by a higher level of cash generated from improved net income and lower pension contributions in 2010. Our total pension contributions were $49.5 million in 2010 as compared to $72.3 million in 2009. When 2009 is compared to 2008, most of the increase in operating cash flow was driven by more effective management of working capital items, such as inventory and receivables, and a higher level of cash generated from improved net income. Also, payments for income taxes were less in 2009 as compared to those made in the prior year. These increases were partially offset by $52.2 million in contributions made to our major U.S. pension plan in 2009. We did not make any contribution to our major U.S. pension plan in 2008 as the plan was overfunded as of November 30, 2007.

page 24 McCormick & Company 2010 Annual Report

In addition to operating cash flow, we also use cash conversion cycle (CCC) to measure our progress in working capital management. This metric is different than operating cash flow in that it uses average balances instead of specific point in time measures. CCC is a calculation of the number of days, on average, that it takes us to convert a cash outlay for resources, such as raw materials, to a cash inflow from collection of receivables. Our goal is to lower our CCC over time. We calculate CCC as follows:

Days sales outstanding (average trade accounts receivable divided by average daily net sales) plus days in inventory (average inventory divided by average daily cost of goods sold) less days payable outstanding (average trade accounts payable divided by average daily cost of goods sold plus the average daily change in inventory).

The following table outlines our cash conversion cycle (in days) over the last three years:

	2010	2009	2008
Cash Conversion Cycle	77.3	80.1	83.6

The decreases in CCC in 2009 and 2010 when compared to the previous periods were mainly due to lower days sales outstanding. In the future we expect to reduce CCC by decreasing our days in inventory.

Investing Cash Flow—The changes in cash used in investing activities from 2008 to 2010 were primarily due to fluctuations in cash used for acquisition of businesses and joint venture interests in 2008 and 2010 with no acquisitions in 2009. We invested $46.9 million in acquisitions and joint venture interests in 2010 and we purchased Lawry’s and Billy Bee in 2008. The 2008 cash used in investing activities was offset by $14.0 million in net proceeds from the sale of our Season-All business and $18.1 million in proceeds from the disposal of various assets as a part of our restructuring plan. Capital expenditures were $89.0 million in 2010, $82.4 million in 2009 and $85.8 million in 2008. We expect 2011 capital expenditures to be in line with depreciation and amortization expense.

Financing Cash Flow—In 2010 and 2009, we repaid borrowings of $114.0 million and $252.2 million, respectively. This compares to increases in borrowings of $509.1 million in 2008. In 2010, we repaid short-term borrowings of $99.6 million and repaid $14.4 million in long-term debt. In 2009, we repaid $50.4 million of long-term debt as it became due and repaid short-term borrowings of $201.8 million. In 2008, our increase in total borrowings, along with internally generated cash flow, were used to fund $693.3 million for the purchases of the Lawry’s and Billy Bee businesses. In September 2008, we issued $250 million of 5.25% notes due 2013, with net cash proceeds received of $248.0 million. The net proceeds from this offering were used to pay down commercial paper which was issued for the purchase of the Lawry’s business. In December 2007, we issued $250 million of 5.75% medium-term notes which are due in 2017. The net proceeds of $248.3 million were used to repay $150 million of debt maturing in 2008 with the remainder used to repay short-term debt.

The following table outlines the activity in our share repurchase programs:

	2010	2009	2008
Number of shares of common stock	2.0	—	0.3
Dollar amount	$82.5	—	$11.0

In June 2010, our Board of Directors authorized a new share repurchase program to purchase up to $400 million of our outstanding shares. In September 2010, we completed a $400 million share repurchase program authorized by the Board in June 2005. As of November 30, 2010, $358.9 million remained of the new share repurchase program. There were no shares repurchased during 2009 and the amount of share repurchases in 2008 was less than prior years

2010 CASH UTILIZATION

(in millions)

Cash for capital expenditures is net of proceeds from the sale of property, plant and equipment

McCormick & Company    2010 Annual Report    page 25

Management’s Discussion and Analysis

due to the funding required for the Lawry’s and Billy Bee acquisitions. Our priorities for cash continue to be our dividend payments, the acquisition of strong brands and, through the end of fiscal year 2010, debt reduction. In the absence of significant acquisition activity, we will use a portion of cash to repurchase shares. The common stock issued in 2010, 2009 and 2008 relates to our stock compensation plans.

Our dividend history over the past three years is as follows:

	2010	2009	2008
Total dividends paid	$138.2	$125.4	$113.5
Dividends paid per share	1.04	0.96	0.88
Percentage increase per share	8.3%	9.1%	10.0%

In November 2010, the Board of Directors approved a 7.7% increase in the quarterly dividend from $0.26 to $0.28 per share. During the past five years, dividends per share have risen at a compound annual rate of 9.2%.

	2010	2009	2008
Debt-to-total-capital ratio	37.6%	42.5%	53.8%

The decrease in the debt-to-capital ratio from 2008 to 2010 is mainly due to our decrease in debt after the Lawry’s and Billy Bee acquisitions in 2008.

Most of our cash is denominated in foreign currencies. We manage our worldwide cash requirements by considering available funds among the many subsidiaries through which we conduct our business and the cost effectiveness with which those funds can be accessed. The permanent repatriation of cash balances from certain of our subsidiaries could have adverse tax consequences; however, those balances are generally available without legal restrictions to fund ordinary business operations, capital projects and future acquisitions. At year-end, we temporarily used $194.2 million of cash from our foreign subsidiaries to pay down short-term debt. The average short-term borrowings outstanding for the years ended November 30, 2010 and 2009 were $376.3 million and $503.9 million, respectively. The total average debt outstanding for the years ended November 30, 2010 and 2009 was $1,237.2 million and $1,390.0 million, respectively.

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

Credit and Capital Markets—Credit market conditions were volatile during 2008 and 2009 but have recently improved. The following summarizes the more significant impacts on our business:

CREDIT FACILITIES—Cash flows from operating activities are our primary source of liquidity for funding growth, dividends and capital expenditures. In the second half of 2010, we also used this cash to make share repurchases. In the second half of 2008, all of 2009 and the first half of 2010, we used operating cash flow to pay down debt incurred in the Lawry’s acquisition and did not repurchase shares. We also rely on our revolving credit facility, or borrowings backed by this facility, to fund seasonal working capital needs and other general corporate requirements. Our major revolving credit facility has a total committed capacity of $500 million, which expires in 2012. We generally use this facility to support our issuance of commercial paper. If the commercial paper market is not available or viable we could borrow directly under our revolving credit facility. The facility is made available by a syndicate of banks, with various commitments per bank. If any of the banks in this syndicate are unable to perform on their commitments, our liquidity could be impacted, which could reduce our ability to grow through funding of seasonal working capital. In addition to our committed revolving credit facility, we have uncommitted credit facilities for $91.4 million as of November 30, 2010. We engage in regular communication with all of the banks participating in our credit facility. During these communications none of the banks has indicated that they may be unable to perform on their commitments. In addition, we periodically review our banking and financing relationships, considering the stability of the institutions and other aspects of the relationships. Based on these communications and our monitoring activities, we believe our banks will perform on their commitments. See also note 6 of the financial statements for more details on our financing arrangements. We believe that our internally generated funds and the existing sources of liquidity under our credit facilities are sufficient to fund ongoing operations.

PENSION ASSETS—We hold investments in equity and debt securities in both our qualified defined benefit pension plans and through a rabbi trust for our nonqualified defined benefit pension plan. Cash payments to pension plans, including unfunded plans, were $49.5 million in 2010, $72.3 million in 2009 and $19.2 million in 2008. It is expected that the 2011 total pension plan contributions will be approximately $40 million. Future increases or decreases in pension liabilities and required cash contributions are highly dependent on changes in interest rates and the actual return on plan assets. We base our investment of plan assets, in part, on the duration of each plan’s liabilities. Across all plans, approximately 67% of assets are invested in equities, 29% in fixed income investments and 4% in other investments. See also note 9 of the financial statements which details more on our pension funding.

page 26    McCormick & Company    2010 Annual Report

CUSTOMERS AND COUNTERPARTIES—See the subsequent section of this MD&A under Market Risk Sensitivity—Credit Risk.

ACQUISITIONS

Acquisitions are part of our strategy to increase sales and profits and to improve margins. We have a particular interest in emerging markets.

In 2010, we purchased a 26% non-controlling interest in Eastern Condiments Private Limited (Eastern), based in India, for $37.7 million in cash. We also purchased the assets of a consumer business in North America that sells Mexican specialty food items for $11.5 million in cash.

Also in 2010, our EMEA region completed a joint venture agreement with Yildiz Holding, a leading food manufacturer in Turkey. This joint venture will be a consumer business. The goal of the partnership is to launch a leading brand of spices, herbs and seasoning products in Turkey. This is a start-up operation and, accordingly, there was no current investment or revenues in 2010.

In 2008, we purchased the assets of the Lawry’s business for $603.5 million in cash, the assumption of certain liabilities relating to the purchased assets and transaction costs of $11.5 million. Lawry’s manufactures and sells a variety of marinades and seasoning blends under the well-known Lawry’s brand in North America. During 2009, we completed the final valuation of assets for Lawry’s.

Also in 2008, we purchased Billy Bee for $76.4 million in cash. Billy Bee markets and sells under the Billy Bee brand in North America. During 2009, we completed the final valuation of assets for Billy Bee.

These businesses have been successfully integrated into our existing business platform and are now part of the many product lines that we market.

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

The restructuring plan reduced complexity and increased the organizational focus on growth opportunities in both the consumer and industrial businesses. We realized $66 million of annual cost savings by the end of 2010. This has improved margins, offset higher costs and increased earnings per share. We invested a portion of these savings in sales growth drivers such as marketing support for our brands. These savings are reflected in both cost of goods sold and selling, general and administrative expenses in the income statement.

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

PERFORMANCE GRAPH—SHAREHOLDER RETURN

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

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN

Among McCormick, the S&P 500 Stock Price Index and the S&P Packaged Foods & Meats Index

The graph assumes that $100 was invested on November 30, 2005 in McCormick Non-Voting Common Stock, the Standard & Poor’s 500 Stock Price Index and the Standard & Poor’s Packaged Foods & Meats Index, and that all dividends were reinvested through November 30, 2010.

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

McCormick & Company 2010 Annual Report page 27

Management’s Discussion and Analysis

Foreign Exchange Risk—We are exposed to fluctuations in foreign currency in the following main areas: cash flows related to raw material purchases; the translation of foreign currency earnings to U.S. dollars; the value of foreign currency investments in subsidiaries and unconsolidated affiliates and cash flows related to repatriation of these investments. Primary exposures include the British pound sterling versus the Euro, and the U.S. dollar versus the Euro, British pound sterling, Canadian dollar, Australian dollar, Mexican peso, Chinese renminbi, Swiss franc and Thai baht. We routinely enter into foreign currency exchange contracts to manage certain of these foreign currency risks.

During 2010, the foreign currency translation component in other comprehensive income was principally related to the impact of exchange rate fluctuations on our net investments in France, the U.K., Canada and Australia. We did not hedge our net investments in subsidiaries and unconsolidated affiliates.

The following table summarizes the foreign currency exchange contracts held at November 30, 2010. All contracts are valued in U.S. dollars using year-end 2010 exchange rates and have been designated as hedges of foreign currency transactional exposures, firm commitments or anticipated transactions.

FOREIGN CURRENCY EXCHANGE CONTRACTS AT NOVEMBER 30, 2010

Currency sold	Currency received	Notional value	Average contractual exchange rate	Fair value
Euro	U.S. dollar	$15.1	1.26	$(0.4)
British pound sterling	U.S. dollar	10.2	1.49	(0.4)
Canadian dollar	U.S. dollar	20.5	0.96	(0.2)
Australian dollar	U.S. dollar	5.0	0.90	(0.2)
U.S. dollar	Thai baht	3.7	31.8	0.2
U.S. dollar	Euro	92.5	1.32	(1.1)
U.S. dollar	British pound sterling	40.5	1.56	(0.2)
British pound sterling	Euro	16.5	0.85	(0.2)

We have a number of smaller contracts with an aggregate notional value of $4.2 million to purchase or sell other currencies, such as the Swiss franc and the Singapore dollar as of November 30, 2010. The aggregate fair value of these contracts was $(0.1) million at November 30, 2010.

Included in the table above are $133.0 million notional value of contracts that have durations of less than 15 days that are used to hedge short-term cash flow funding. Remaining contracts have durations of one to thirteen months.

At November 30, 2009, we had foreign currency exchange contracts for the Euro, British pound sterling, Canadian dollar, Australian dollar and Thai baht with a notional value of $159.7 million, all of which matured in 2010. The aggregate fair value of these contracts was $(0.8) million at November 30, 2009.

page 28    McCormick & Company    2010 Annual Report

Interest Rate Risk—Our policy is to manage interest rate risk by entering into both fixed and variable rate debt arrangements. We also use interest rate swaps to minimize worldwide financing costs and to achieve a desired mix of fixed and variable rate debt. The table that follows provides principal cash flows and related interest rates, excluding the effect of interest rate swaps and the amortization of any discounts or fees, by fiscal year of maturity at November 30, 2010 and 2009. For foreign currency-denominated debt, the information is presented in U.S. dollar equivalents. Variable interest rates are based on the weighted-average rates of the portfolio at the end of the year presented.

YEAR OF MATURITY AT NOVEMBER 30, 2010

	2011	2012	2013	2014	Thereafter	Total	Fair value
Debt
Fixed rate	$100.0	—	$250.0	—	$505.0	$855.0	$950.5
Average interest rate	5.80%	—	5.25%	—	5.77%	—	—

Variable rate	$0.4	$0.3	$0.3	$0.4	$7.7	$9.1	$9.1
Average interest rate	8.69%	8.62%	8.62%	8.62%	8.62%	—	—

YEAR OF MATURITY AT NOVEMBER 30, 2009
	2010	2011	2012	2013	Thereafter	Total	Fair value
Debt
Fixed rate	$0.4	$100.0	—	$250.0	$505.0	$855.4	$933.0
Average interest rate	0.00%	5.80%	—	5.25%	5.77%	—	—

Variable rate	$115.7	$0.2	$0.3	$1.3	$4.8	$122.3	$122.3
Average interest rate	0.49%	9.58%	9.58%	9.58%	9.58%	—	—

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

Commodity Risk—We purchase certain raw materials which are subject to price volatility caused by weather, market conditions, growing and harvesting conditions, governmental actions and other factors beyond our control. Our most significant raw materials are dairy products, pepper, capsicums (red peppers and paprika), onion, wheat, soybean oil and garlic. While future movements of raw material costs are uncertain, we respond to this volatility in a number of ways, including strategic raw material purchases, purchases of raw material for future delivery and customer price adjustments. We have not used derivatives to manage the volatility related to this risk.

Credit Risk—The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. Some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognizes trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

McCormick & Company    2010 Annual Report    page 29

Management’s Discussion and Analysis

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The following table reflects a summary of our contractual obligations and commercial commitments as of November 30, 2010:

CONTRACTUAL CASH OBLIGATIONS DUE BY YEAR

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Short-term borrowings	$0.2	$0.2	—	—	—
Long-term debt	863.9	100.2	$250.6	$201.0	$312.1
Operating leases	81.4	20.4	27.2	17.5	16.3
Interest payments	259.3	45.3	79.0	52.6	82.3
Raw material purchase obligations (a)	276.5	276.5	—	—	—
Electricity contracts	10.5	4.5	6.0	—	—
Other purchase obligations (b)	13.7	13.3	.4	—	—

Total contractual cash obligations	$1,505.5	$460.4	$363.2	$271.1	$410.7

(a)	Raw material purchase obligations outstanding as of year-end may not be indicative of outstanding obligations throughout the year due to our response to varying raw material cycles.
(b)	Other purchase obligations primarily consist of advertising media commitments.

In 2011, our pension and postretirement contributions are expected to be approximately $40 million. Pension and postretirement funding can vary significantly each year due to changes in legislation, our significant assumptions and investment return on plan assets. As a result, we have not presented pension and postretirement funding in the table above.

COMMERCIAL COMMITMENTS EXPIRATION BY YEAR

	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
Guarantees	$0.6	$0.6	—	—	—
Standby and trade letters of credit	28.7	28.7	—	—	—

Total commercial commitments	$29.3	$29.3	—	—	—

OFF-BALANCE SHEET ARRANGEMENTS

We had no off-balance sheet arrangements as of November 30, 2010 and 2009.

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

Goodwill and Intangible Asset Valuation

We review the carrying value of goodwill and non-amortizable intangible assets and conduct tests of impairment on an annual basis as described below. We also test for impairment if events or circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. We test non-amortizing

page 30    McCormick & Company    2010 Annual Report

intangible assets for impairment if events or changes in circumstances indicate that the asset might be impaired.

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

Goodwill Impairment

Our reporting units are the same as our business segments. We calculate fair value of a reporting unit by using a discounted cash flow model. Our discounted cash flow model calculates fair value by present valuing future expected cash flows of our reporting units using our internal cost of capital as the discount rate. We then compare this fair value to the carrying amount of the reporting unit, including intangible assets and goodwill. If the carrying amount of the reporting unit exceeds the calculated fair value, then we would determine the implied fair value of the reporting unit’s goodwill. An impairment charge would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. As of November 30, 2010, we had $1,417.4 million of goodwill recorded in our balance sheet ($1,273.2 million in the consumer segment and $144.2 million in the industrial segment). Our testing indicates that the current fair values of our reporting units are significantly in excess of carrying values. Accordingly we believe that only significant changes in the cash flow assumptions would result in an impairment of goodwill.

Non-Amortizable Intangible Asset Impairment

Our non-amortizable intangible assets consist of brand names and trademarks. We calculate fair value by using a discounted cash flow model or relief-from-royalty method and then compare that to the carrying amount of the non-amortizable intangible asset. As of November 30, 2010, we had $199.4 million of brand name assets and trademarks recorded in our balance sheet and none of the balances exceed their estimated fair values. We intend to continue to support our brand names. Below is a table which outlines the book value of our major brand names and trademarks as of November 30, 2010:

Zatarain’s	$106.4
Lawry’s	48.0
Simply Asia/Thai Kitchen	18.5
Other	26.5

Total	$199.4

The majority of products marketed under our brand name intangible assets which have a value on the balance sheet are sold in the United States.

Income Taxes

We estimate income taxes and file tax returns in each of the taxing jurisdictions in which we operate and are required to file a tax return. At the end of each year, an estimate for income taxes is recorded in the financial statements. Tax returns are generally filed in the third or fourth quarter of the subsequent year. A reconciliation of the estimate to the final tax return is done at that time which will result in changes to the original estimate. Income tax expense for 2010 includes $1.6 million of adjustments from the reconciliation of prior year tax estimates to actual tax filings. We believe that our tax return positions are fully supported, but tax authorities are likely to challenge certain positions. We evaluate our uncertain tax positions in accordance with the U.S. GAAP guidance for uncertainty in income taxes. We believe that our reserve for uncertain tax positions, including related interest, is adequate. The amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. Also, management has recorded valuation allowances to reduce our deferred tax assets to the amount that is more likely than not to be realized. In doing so, management has considered future taxable income and tax planning strategies in assessing the need for a valuation allowance. Both future taxable income and tax planning strategies include a number of estimates.

Pension and Postretirement Benefits

Pension and other postretirement plans’ costs require the use of assumptions for discount rates, investment returns, projected salary increases, mortality rates and health care cost trend rates. The actuarial assumptions used in our pension and postretirement bene-fit reporting are reviewed annually and compared with external benchmarks to ensure that they appropriately account for our future pension and postretirement benefit obligations. While we believe that the assumptions used are appropriate, differences between assumed and actual experience may affect our operating results. A 1% increase or decrease in the actuarial assumption for the discount rate would impact 2011 pension and postretirement benefit expense by approximately $13 million. A 1% increase or decrease in the expected return on plan assets would impact 2011 pension expense by approximately $6 million. In addition, see the preceding sections of MD&A and note 9 of the financial statements for a discussion of these assumptions and the effects on the financial statements.

McCormick & Company    2010 Annual Report    page 31

Management’s Discussion and Analysis

Stock-Based Compensation

We estimate the fair value of our stock-based compensation using fair value pricing models which require the use of significant assumptions for expected volatility of stock, dividend yield and risk-free interest rate. Our valuation methodology and significant assumptions used are disclosed in note 10 of the financial statements.

FORWARD-LOOKING INFORMATION

Certain statements contained in this report are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, including those related to: the expected results of operations of businesses acquired by us, the expected impact of raw materials costs and our pricing actions on our results of operations and gross margins, the expected productivity and working capital improvements, expected trends in net sales and earnings performance and other financial measures, the expectations of pension and postretirement plan contributions, the holding period and market risks associated with financial instruments, the impact of foreign exchange fluctuations, the adequacy of internally generated funds and existing sources of liquidity, such as the availability of bank financing, our ability to issue additional debt or equity securities, and our expectations regarding purchasing shares of our common stock under the existing authorizations.

Forward-looking statements are based on management’s current views and assumptions and involve risks and uncertainties that could significantly affect expected results. Results may be materially affected by external factors such as: damage to our reputation or brand name, business interruptions due to natural disasters or similar unexpected events, actions of competitors, customer relationships and financial condition, the ability to achieve expected cost savings and margin improvements, the successful acquisition and integration of new businesses, fluctuations in the cost and availability of raw and packaging materials, changes in regulatory requirements, and global economic conditions generally which would include the availability of financing, interest and inflation rates as well as foreign currency fluctuations, fluctuations in the market value of pension plan assets and other risks described in our Form 10-K for the fiscal year ended November 30, 2010.

Actual results could differ materially from those projected in the forward-looking statements. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

page 32    McCormick & Company    2010 Annual Report

Financial Information

34	Report of Management

34	Reports of Independent Registered Public Accounting Firm

36	Consolidated Financial Statements

36	Consolidated Income Statement

37	Consolidated Balance Sheet

38	Consolidated Cash Flow Statement

39	Consolidated Statement of Shareholders’ Equity

40	Notes to Consolidated Financial Statements

40	Note 1	Summary of Significant Accounting Policies

42	Note 2	Acquisitions

43	Note 3	Goodwill and Intangible Assets

43	Note 4	Impairment Charge

43	Note 5	Investments in Affiliates

43	Note 6	Financing Arrangements

44	Note 7	Financial Instruments

46	Note 8	Fair Value Measurements

47	Note 9	Employee Benefit and Retirement Plans

51	Note 10	Stock-based Compensation

52	Note 11	Restructuring Activities

53	Note 12	Income Taxes

54	Note 13	Earnings per Share

54	Note 14	Capital Stock

54	Note 15	Commitments and Contingencies

55	Note 16	Business Segments and Geographic Areas

56	Note 17	Supplemental Financial Statement Data

57	Note 18	Selected Quarterly Data (unaudited)

58	Historical Financial Summary

McCormick & Company    2010 Annual Report    page 33

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on our evaluation, we have concluded with reasonable assurance that our internal control over financial reporting was effective as of November 30, 2010.

Our internal control over financial reporting as of November 30, 2010 has been audited by Ernst & Young LLP.

Report of Independent Registered Public Accounting Firm

Internal Control Over Financial Reporting

The Board of Directors and Shareholders of

McCormick & Company, Incorporated

We have audited McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). McCormick & Company, Incorporated’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report of Management. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

page 34 McCormick & Company 2010 Annual Report

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, McCormick & Company, Incorporated maintained, in all material respects, effective internal control over financial reporting as of November 30, 2010 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2010 and 2009 and the related consolidated income statements, statements of shareholders’ equity and cash flow statements for each of the three years in the period ended November 30, 2010, and our report dated January 27, 2011 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 27, 2011

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements

The Board of Directors and Shareholders of

McCormick & Company, Incorporated

We have audited the accompanying consolidated balance sheets of McCormick & Company, Incorporated as of November 30, 2010 and 2009, and the related consolidated income statements, statements of shareholders’ equity, and cash flow statements for each of the three years in the period ended November 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of McCormick & Company, Incorporated at November 30, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1 of the notes to consolidated financial statements, effective December 1, 2009 the Company changed its method of accounting for non-controlling interests with the adoption of the amendments to FASB ASC 810, Consolidation. Also as discussed in note 1 of the notes to consolidated financial statements, effective December 1, 2008 the Company changed the measurement date for pension and postretirement plan assets and liabilities to coincide with its year-end.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), McCormick & Company, Incorporated’s internal control over financial reporting as of November 30, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 27, 2011 expressed an unqualified opinion thereon.

Baltimore, Maryland

January 27, 2011

McCormick & Company 2010 Annual Report page 35

Consolidated Income Statement

for the year ended November 30 (millions except per share data)	2010	2009	2008
Net sales	$3,336.8	$3,192.1	$3,176.6
Cost of goods sold	1,919.1	1,864.9	1,888.4

Gross profit	1,417.7	1,327.2	1,288.2
Selling, general and administrative expense	907.9	846.6	870.6
Impairment charge	—	—	29.0
Restructuring charges	—	13.7	12.1

Operating income	509.8	466.9	376.5
Interest expense	49.3	52.8	56.7
Other income, net	2.2	2.4	18.0

Income from consolidated operations before income taxes	462.7	416.5	337.8
Income taxes	118.0	133.0	100.6

Net income from consolidated operations	344.7	283.5	237.2
Income from unconsolidated operations	25.5	16.3	18.6

Net income	$370.2	$299.8	$255.8

Earnings per share—basic	$2.79	$2.29	$1.98
Earnings per share—diluted	$2.75	$2.27	$1.94

See Notes to Consolidated Financial Statements, pages 40–57.

page 36    McCormick & Company    2010 Annual Report

Consolidated Balance Sheet

at November 30 (millions)	2010	2009
Assets
Cash and cash equivalents	$50.8	$39.5
Trade accounts receivable, less allowances of $2.9 for 2010 and $4.5 for 2009	386.7	365.3
Inventories	477.6	457.6
Prepaid expenses and other current assets	100.8	108.1

Total current assets	1,015.9	970.5

Property, plant and equipment, net	488.0	489.8
Goodwill	1,417.4	1,479.7
Intangible assets, net	232.5	237.3
Investments and other assets	265.9	210.5

Total assets	$3,419.7	$3,387.8

Liabilities
Short-term borrowings	$0.2	$101.2
Current portion of long-term debt	100.2	14.9
Trade accounts payable	302.7	298.7
Other accrued liabilities	431.7	403.4

Total current liabilities	834.8	818.2

Long-term debt	779.9	875.0
Other long-term liabilities	342.3	351.1

Total liabilities	1,957.0	2,044.3

Shareholders’ equity
Common stock, no par value; authorized 320.0 shares; issued and outstanding: 2010—12.5 shares, 2009—12.3 shares	282.7	235.1
Common stock non-voting, no par value; authorized 320.0 shares; issued and outstanding: 2010—120.6 shares, 2009—119.5 shares	473.8	398.9
Retained earnings	700.9	591.5
Accumulated other comprehensive (loss) income	(3.7)	109.1
Non-controlling interests	9.0	8.9

Total shareholders’ equity	1,462.7	1,343.5

Total liabilities and shareholders’ equity	$3,419.7	$3,387.8

See Notes to Consolidated Financial Statements, pages 40–57.

McCormick & Company    2010 Annual Report    page 37

Consolidated Cash Flow Statement

for the year ended November 30 (millions)	2010	2009	2008
Operating activities
Net income	$370.2	$299.8	$255.8
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	95.1	94.3	85.6
Stock-based compensation	11.9	12.7	18.2
Loss (gain) on sale of assets	(0.1)	0.3	(22.9)
Impairment charge	—	—	29.0
Deferred income taxes	10.5	24.0	(8.8)
Income from unconsolidated operations	(25.5)	(16.3)	(18.6)
Changes in operating assets and liabilities:
Trade accounts receivable	(38.2)	45.8	(7.7)
Inventories	(26.8)	15.6	(26.8)
Trade accounts payable	10.5	3.4	40.8
Other assets and liabilities	(38.1)	(74.7)	(43.4)
Dividends received from unconsolidated affiliates	18.0	10.9	13.4

Net cash provided by operating activities	387.5	415.8	314.6

Investing activities
Acquisitions of businesses and joint venture interests	(46.9)	—	(693.3)
Capital expenditures	(89.0)	(82.4)	(85.8)
Proceeds from sale of business	—	—	14.0
Proceeds from sale of property, plant and equipment	6.2	0.6	18.1

Net cash used in investing activities	(129.7)	(81.8)	(747.0)

Financing activities
Short-term borrowings, net	(99.6)	(201.8)	156.5
Long-term debt borrowings	—	—	503.0
Long-term debt repayments	(14.4)	(50.4)	(150.4)
Proceeds from exercised stock options	73.6	35.8	48.8
Common stock acquired by purchase	(82.5)	—	(11.0)
Dividends paid	(138.2)	(125.4)	(113.5)

Net cash (used in) provided by financing activities	(261.1)	(341.8)	433.4

Effect of exchange rate changes on cash and cash equivalents	14.6	8.4	(8.0)
Increase (decrease) in cash and cash equivalents	11.3	0.6	(7.0)
Cash and cash equivalents at beginning of year	39.5	38.9	45.9

Cash and cash equivalents at end of year	$50.8	$39.5	$38.9

See Notes to Consolidated Financial Statements, pages 40–57.

page 38    McCormick & Company    2010 Annual Report

Consolidated Statement of Shareholders’ Equity

(millions)	Common Stock Shares	Common Stock Non-Voting Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Non-controlling Interest	Total Shareholders’ Equity
Balance, November 30, 2007	12.8	115.0	$501.0	$323.8	$260.3	$9.9	$1,095.0
Comprehensive income:
Net income				255.8			255.8
Net loss attributable to non-controlling interest						(0.3)	(0.3)
Currency translation adjustments					(240.4)	(2.1)	(242.5)
Change in derivative financial instruments, net of tax of $4.9					10.0		10.0
Unrealized components of pension plans, net of tax of $7.4					18.2		18.2

Comprehensive income							41.2

Dividends				(116.7)			(116.7)
Adjustment for new tax accounting				(12.8)			(12.8)
Stock-based compensation			18.2				18.2
Shares purchased and retired	(0.7)	(0.2)	(10.9)	(24.7)			(35.6)
Shares issued, including tax benefit of $14.4	2.4	0.8	73.5				73.5
Equal exchange	(2.2)	2.2					—

Balance, November 30, 2008	12.3	117.8	$581.8	$425.4	$48.1	$7.5	$1,062.8
Comprehensive income:
Net income				299.8			299.8
Net income attributable to non-controlling interest						0.6	0.6
Currency translation adjustments					187.0	0.8	187.8
Change in derivative financial instruments, net of tax of $1.8					(4.6)		(4.6)
Unrealized components of pension plans, net of tax of $55.8					(121.4)		(121.4)

Comprehensive income							362.2

Dividends				(128.5)			(128.5)
Adjustment for new pension accounting				(1.5)			(1.5)
Stock-based compensation			12.7				12.7
Shares retired	(0.1)	—	(3.1)	(3.7)			(6.8)
Shares issued, including tax benefit of $7.2	1.3	0.5	42.6				42.6
Equal exchange	(1.2)	1.2					—

Balance, November 30, 2009	12.3	119.5	$634.0	$591.5	$109.1	$8.9	$1,343.5
Comprehensive income:
Net income				370.2			370.2
Net income attributable to non-controlling interest						0.6	0.6
Currency translation adjustments					(108.5)	0.1	(108.4)
Change in derivative financial instruments, net of tax of $1.2					(0.1)		(0.1)
Unrealized components of pension plans, net of tax of $3.6					(4.2)		(4.2)

Comprehensive income							258.1

Dividends				(141.3)			(141.3)
Dividends attributable to non-controlling interest						(0.6)	(0.6)
Stock-based compensation			11.9				11.9
Shares purchased and retired	(1.5)	(2.3)	(38.8)	(119.5)			(158.3)
Shares issued, including tax benefit of $17.5	3.8	1.3	149.4				149.4
Equal exchange	(2.1)	2.1					—

Balance, November 30, 2010	12.5	120.6	$756.5	$700.9	$(3.7)	$9.0	$1,462.7

See Notes to Consolidated Financial Statements, pages 40–57.

McCormick & Company    2010 Annual Report    page 39

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

We capitalize costs of software developed or obtained for internal use. Capitalized software development costs include only (1) direct costs paid to others for materials and services to develop or buy the software, (2) payroll and payroll-related costs for employees who work directly on the software development project and (3) interest costs while developing the software. Capitalization of these costs stops when the project is substantially complete and ready for use. Software is amortized using the straight-line method over a range of 3 to 8 years, but not exceeding the expected life of the product. We capitalized $13.3 million of software during the year ended November 30, 2010, $20.1 million during the year ended November 30, 2009 and $12.1 million during the year ended November 30, 2008.

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

page 40    McCormick & Company    2010 Annual Report

Prepaid allowances on volume-based contracts are amortized based on the actual volume of customer purchases, while prepaid allowances on time-based contracts are amortized on a straight-line basis over the life of the contract. The amounts on the balance sheet are stated at the lower of unamortized cost or our estimate of the net realizable value of these allowances and are included in the line item “Investments and other assets.”

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

Shipping and Handling

Shipping and handling costs on our products sold to customers are included in selling, general and administrative expense in the income statement. Shipping and handling expense was $77.7 million, $73.5 million and $84.0 million for 2010, 2009 and 2008, respectively.

Research and Development

Research and development costs are expensed as incurred and are included in selling, general and administrative expense in the income statement. Research and development expense was $52.7 million, $48.9 million and $51.0 million for 2010, 2009 and 2008, respectively.

Brand Marketing Support

Total brand marketing support costs, which are included in selling, general and administrative expense in the income statement, were $167.2 million, $146.5 million and $127.0 million for 2010, 2009 and 2008, respectively. Brand marketing support costs include advertising, promotions and customer trade funds used for cooperative advertising. Promotion costs include consumer promotions, point of sale materials and sampling programs. Advertising costs include the development, production and communication of advertisements through print, television, radio, the internet and in-store displays. These advertisements are expensed in the period in which they first run. Advertising expense was $71.7 million, $63.8 million and $57.4 million for 2010, 2009 and 2008, respectively.

Recently Issued Accounting Pronouncements

In December 2008, the Financial Accounting Standards Board (FASB) issued guidance on providing disclosures about plan assets of an employer’s defined benefit pension plan. We have adopted this pronouncement effective for our year ending November 30, 2010 and have included the additional disclosures in note 9.

In December 2007, the FASB issued a standard that outlines the accounting and reporting for ownership interest in a subsidiary held by parties other than the parent company (formerly referred to as minority interests). Non-controlling interests of $8.9 million at November 30, 2009 were reclassified from other long-term liabilities to shareholders equity in our balance sheet. Elimination of the income attributable to non-controlling interests was not material and is recorded in income from unconsolidated operations.

In December 2007, the FASB issued a standard on business combinations. This standard establishes principles and requirements for how an acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This standard also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. It is effective for our acquisitions made after November 30, 2009. There were no material impacts from this standard for our acquisitions made in fiscal year 2010, although its implementation may have a material impact on our financial statements for businesses we acquire in future years.

In September 2006, the FASB issued a standard that requires us to (a) record an asset or a liability on our balance sheet for our pension plans’ overfunded or underfunded status (b) record any changes in the funded status of our pension and postretirement plans in the year in which the changes occur (reported in comprehensive income) and (c) measure our pension and postretirement assets and liabilities at November 30 versus our previous measurement date of September 30. We complied with the requirement to record the funded status and provided additional disclosures with our financial statements for our year ended November 30, 2007. Effective with our first quarter of 2009 financial statements, we adopted the portion of the standard to eliminate the difference between our plans’ measurement date and our November 30 fiscal year-end. The standard provides two approaches to transition to a fiscal year-end measurement date, both of which are to be applied prospectively. We elected to apply the transition option under which a 14-month measurement period (from September 30, 2008 through November 30, 2009) was used to determine our 2009 fiscal year pension expense. Because of the 14-month measurement period, we recorded a $2.3 million ($1.5 million, net of tax) decrease to retained earnings with a corresponding increase to other long-term liabilities effective December 1, 2008.

McCormick & Company    2010 Annual Report    page 41

Notes to Consolidated Financial Statements

2. ACQUISITIONS

Acquisitions are part of our strategy to improve margins and increase sales and profits.

In November 2010, we completed our purchase of a 26% non-controlling interest in Eastern Condiments Private Limited (Eastern) in cash for a total cost of $37.7 million. Eastern, based in India, is a leading brand of spices, seasonings and other related food products sold in India and the Middle East.

In September 2010, we purchased the assets of Caamacosta, Inc. (“Caamacosta”) for $11.5 million in cash. This business operates in North America and is included in our consumer segment from the date of acquisition. Caamacosta packages, distributes and sells spices, herbs, chilies, corn husks and other Mexican specialty food items under the El Bravo brand. Prior to year-end, we completed the valuation of assets for Caamacosta which resulted in $0.5 million being allocated to tangible net assets, $1.9 million allocated to other amortizable intangible assets and $9.1 million allocated to goodwill.

In July 2008, we completed the purchase of the assets of the Lawry’s business. Lawry’s manufactures and sells a variety of marinades and seasoning blends under the well-known Lawry’s brand in North America. The acquisition included the rights to the brands as well as related inventory and a small number of dedicated production lines. It did not include any manufacturing facilities or employees. The distribution of Lawry’s sales was approximately 90% to our consumer segment and 10% to our industrial segment.

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

During 2009, we completed the final valuation of assets for Lawry’s which resulted in $9.4 million being allocated to tangible net assets, $62.4 million allocated to other intangibles assets and $543.2 million allocated to goodwill. The final valuation was determined utilizing predominately discounted cash flow models and reflects a $135.5 million reclassification from brands and other intangible assets to goodwill from the preliminary allocation recorded in July 2008. The resulting change to amortization expense was not material. The value for brands and other intangible assets consists of $14.4 million which is amortizable and $48.0 million which is non-amortizable. The weighted average amortization period for the amortizable intangible assets is 23.8 years. For tax purposes, goodwill resulting from the acquisition is deductible.

In these financial statements we have not included pro-forma historical information, as if the results of Lawry’s had been included from the beginning of the periods presented, since the use of forward-looking information would be necessary in order to meaningfully present the effects of the acquisition. Forward-looking information, rather than historical information, would be required as Lawry’s was operated as a part of a larger business within Unilever N.V., and the expense structure and level of brand support would have been different under our ownership. Net incremental sales from this acquisition are approximately $150 million.

In February 2008, we purchased Billy Bee Honey Products Ltd. (Billy Bee) for $76.4 million in cash, a business which operates in North America and is primarily included in our consumer segment from the date of acquisition. Billy Bee markets and sells under the Billy Bee brand. The annual sales of this business were approximately $35.0 million at the time of acquisition and include branded, private label and industrial products.

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

page 42    McCormick & Company    2010 Annual Report

3. GOODWILL AND INTANGIBLE ASSETS

The following table displays intangible assets as of November 30, 2010 and 2009:

	2010		2009
(millions)	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortizable intangible assets	$50.8	$17.7	$49.3	$14.4
Non-amortizable intangible assets:
Goodwill	1,417.4		1,479.7
Brand names	188.8		192.4
Trademarks	10.6		10.0

	1,616.8		1,682.1

Total goodwill and intangible assets	$1,667.6	$17.7	$1,731.4	$14.4

Intangible asset amortization expense was $3.5 million, $1.3 million and $5.9 million for 2010, 2009 and 2008, respectively. At November 30, 2010, amortizable intangible assets had an average remaining life of approximately 16 years.

The changes in the carrying amount of goodwill by segment for the years ended November 30, 2010 and 2009 are as follows:

	2010		2009
(millions)	Consumer	Industrial	Consumer	Industrial
Beginning of year	$1,334.5	$145.2	$1,110.0	$120.2
Purchase price allocation	—	—	122.5	19.9
Goodwill acquired	9.1	—	—	—
Foreign currency fluctuations	(70.3)	(1.1)	102.0	5.1

End of year	$1,273.3	$144.1	$1,334.5	$145.2

4. IMPAIRMENT CHARGE

During our annual impairment testing in the fourth quarter of 2008, we calculated the fair value of the Silvo brand in The Netherlands using the relief-from-royalty method and determined that it was lower than its carrying value. Consequently, we recorded a non-cash impairment charge of $29.0 million in our consumer business segment.

5. INVESTMENTS IN AFFILIATES

Summarized annual and year-end information from the financial statements of unconsolidated affiliates representing 100% of the businesses follows:

(millions)	2010	2009	2008
Net sales	$538.3	$480.6	$483.8
Gross profit	205.2	163.8	167.0
Net income	51.6	34.6	36.7

Current assets	$245.2	$190.7	$178.7
Noncurrent assets	81.5	54.1	54.1
Current liabilities	105.9	96.3	105.3
Noncurrent liabilities	26.5	9.6	9.3

Our share of undistributed earnings of unconsolidated affiliates was $66.9 million at November 30, 2010. Royalty income from unconsolidated affiliates was $14.5 million, $12.8 million and $13.3 million for 2010, 2009 and 2008, respectively.

Our principal investment in unconsolidated affiliates is a 50% interest in McCormick de Mexico, S.A. de C.V.

6. FINANCING ARRANGEMENTS

Our outstanding debt is as follows:

(millions)	2010	2009
Short-term borrowings
Commercial paper	—	$100.0
Other	$0.2	1.2

	$0.2	$101.2

Weighted-average interest rate of short-term borrowings at year-end	8.8%	0.4%
Long-term debt
5.80% medium-term notes due 2011	$100.0	$100.0
5.25% medium-term notes due 2013(1)	250.0	250.0
5.20% medium-term notes due 2015(2)	200.0	200.0
5.75% medium-term notes due 2017(3)	250.0	250.0
7.63%–8.12% medium-term notes due 2024	55.0	55.0
Other	8.9	21.6
Unamortized discounts and fair value adjustments	16.2	13.3

	880.1	889.9
Less current portion	100.2	14.9

	$779.9	$875.0

(1)	Interest rate swaps, settled upon the issuance of these medium-term notes in 2008, effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 5.54%.
(2)	The fixed interest rate on $100 million of the 5.20% medium-term notes due in 2015 is effectively converted to a variable rate by interest rate swaps through 2015. Net interest payments are based on 3 month LIBOR minus 0.05% during this period (our effective rate as of November 30, 2010 was 0.25%).
(3)	Interest rate swaps, settled upon the issuance of these medium-term notes in 2007, effectively fixed the interest rate on the $250 million notes at a weighted average fixed rate of 6.25%.

McCormick & Company 2010 Annual Report page 43

Notes to Consolidated Financial Statements

Maturities of long-term debt during the years subsequent to November 30, 2011 are as follows (in millions):

2012	$0.3
2013	250.3
2014	0.4
2015	200.6
Thereafter	312.1

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

We have available credit facilities with domestic and foreign banks for various purposes. Some of these lines are committed lines and others are uncommitted lines and could be withdrawn at various times. In July 2007, we entered into a $500 million, five-year committed revolving credit agreement with various banks for general business purposes. Our current pricing under this credit agreement, on a fully drawn basis, is LIBOR plus 0.25%. This facility supports our commercial paper program and we have $500 million of capacity at November 30, 2010, of which none was used to support issued commercial paper. In addition, we have several uncommitted lines which have a total unused capacity at November 30, 2010 of $91.4 million. These lines by their nature can be withdrawn based on the lenders’ discretion. Committed credit facilities require a fee and annual commitment fees at November 30, 2010 and 2009 were $0.4 million.

Rental expense under operating leases was $27.3 million in 2010, $26.8 million in 2009 and $27.5 million in 2008. Future annual fixed rental payments for the years ending November 30 are as follows (in millions):

2011	$20.4
2012	15.5
2013	11.7
2014	9.5
2015	8.0
Thereafter	16.3

At November 30, 2010, we had guarantees outstanding of $0.6 million with terms of one year or less. At November 30, 2010 and 2009, we had outstanding letters of credit of $28.7 million and $30.0 million, respectively. These letters of credit typically act as a guarantee of payment to certain third parties in accordance with specified terms and conditions. The unused portion of our letter of credit facility was $44.8 million at November 30, 2010.

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

At November 30, 2010, we had foreign currency exchange contracts to purchase or sell $208.2 million of foreign currencies versus $307.8 million at November 30, 2009. All of these contracts were designated as hedges of anticipated purchases denominated in a foreign currency or hedges of foreign currency denominated assets or liabilities. Hedge ineffectiveness was not material. At November 30, 2010, we had $133.0 million of notional contracts that have durations of less than 15 days that are used to hedge short-term cash flow funding. The remaining contracts have durations of one to thirteen months.

Interest Rates

We finance a portion of our operations with both fixed and variable rate debt instruments, primarily commercial paper, notes and bank loans. We utilize interest rate swap agreements to minimize worldwide financing costs and to achieve a desired mix of variable and fixed rate debt.

page 44    McCormick & Company    2010 Annual Report

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

In March 2006, we entered into interest rate swap contracts for a total notional amount of $100 million to receive interest at 5.20% and pay a variable rate of interest based on three-month LIBOR minus .05%. We designated these swaps, which expire in December 2015, as fair value hedges of the changes in fair value of $100 million of the $200 million 5.20% medium-term notes due 2015 that we issued in December 2005. Any unrealized gain or loss on these swaps will be offset by a corresponding increase or decrease in value of the hedged debt. No hedge ineffectiveness is recognized as the interest rate swaps qualify for the “shortcut” treatment as defined under U.S. Generally Accepted Accounting Principles.

The following tables disclose the derivative instruments on our balance sheet as of November 30, 2010 and 2009, which are all recorded at fair value:

As of November 30, 2010:

(millions)	Asset Derivatives			Liability Derivatives
Derivatives	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value
Interest rate contracts	Other current assets	$100.0	$19.2	—	—	—
Foreign exchange contracts	Other current assets	4.5	0.2	Other accrued liabilities	$203.7	$2.8

Total		$104.5	$19.4		$203.7	$2.8

As of November 30, 2009:
(millions)	Asset Derivatives			Liability Derivatives
Derivatives	Balance sheet location	Notional amount	Fair value	Balance sheet location	Notional amount	Fair value
Interest rate contracts	Other current assets	$100.0	$17.0	—	—	—
Foreign exchange contracts	Other current assets	36.3	1.4	Other accrued liabilities	$271.5	$3.5

Total		$136.3	$18.4		$271.5	$3.5

McCormick & Company    2010 Annual Report    page 45

Notes to Consolidated Financial Statements

The following tables disclose the impact of derivative instruments on other comprehensive income (OCI), accumulated other comprehensive income (AOCI) and our income statement for the years ended November 30, 2010 and 2009:

Fair value hedges (millions)
				Income
	Income statement			(expense)
Derivative	location			2010	2009
Interest rate contracts	Interest expense			$4.9	$4.1

Cash flow hedges (millions)
	Gain (loss) recognized		Income	Gain (loss) reclassified
	in OCI		statement	from AOCI
Derivative	2010	2009	location	2010	2009
Terminated interest rate contracts	—	—	Interest expense	$(1.4)	$(1.4)
Foreign exchange contracts	$(0.9)	$(3.0)	Cost of goods sold	(0.1)	5.3

Total	$(0.9)	$(3.0)		$(1.5)	$3.9

The amount of gain or loss recognized in income on the ineffective portion of derivative instruments is not material. The net amount of other comprehensive income expected to be reclassified into income in the next 12 months is a $2.4 million decrease to earnings.

Fair Value of Financial Instruments

The carrying amount and fair value of financial instruments at November 30, 2010 and 2009 were as follows:

	2010		2009
(millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term investments	$65.8	$65.8	$54.5	$54.5
Long-term debt	880.1	959.4	889.9	954.1
Derivatives related to:
Interest rates	19.2	19.2	17.0	17.0
Foreign currency assets	0.2	0.2	1.4	1.4
Foreign currency liabilities	2.8	2.8	3.5	3.5

Because of their short-term nature, the amounts reported in the balance sheet for cash and cash equivalents, receivables, short-term borrowings and trade accounts payable approximate fair value.

Investments in affiliates are not readily marketable, and it is not practicable to estimate their fair value. Long-term investments are comprised of fixed income and equity securities held on behalf of employees in certain employee benefit plans and are stated at fair value on the balance sheet. The cost of these investments was $54.6 million and $55.6 million at November 30, 2010 and 2009, respectively.

Concentrations of Credit Risk

The customers of our consumer business are predominantly food retailers and food wholesalers. Consolidations in these industries have created larger customers. In addition, competition has increased with the growth in alternative channels including mass merchandisers, dollar stores, warehouse clubs and discount chains. This has caused some customers to be less profitable and increased our exposure to credit risk. We are potentially exposed to concentrations of credit risk with trade accounts receivable, prepaid allowances and financial instruments. Because we have a large and diverse customer base with no single customer accounting for a significant percentage of trade accounts receivable and prepaid allowances, there was no material concentration of credit risk in these accounts at November 30, 2010. Current credit markets are highly volatile and some of our customers and counterparties are highly leveraged. We continue to closely monitor the credit worthiness of our customers and counterparties. We feel that the allowance for doubtful accounts properly recognized trade receivables at realizable value. We consider nonperformance credit risk for other financial instruments to be insignificant.

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

•	Level 3: Unobservable inputs that reflect management’s own assumptions.

page 46    McCormick & Company    2010 Annual Report

Our population of assets and liabilities subject to fair value measurements on a recurring basis at November 30, 2010 are as follows:

		Fair value measurements
		using fair value hierarchy
(millions)	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$50.8	$50.8	—	—
Long-term investments	65.8	13.0	$52.8	—
Interest rate derivatives	19.2	—	19.2	—
Foreign currency derivatives	0.2	—	0.2	—

Total	$136.0	$63.8	$72.2	—

Liabilities
Foreign currency derivatives	$2.8	—	$2.8	—

Total	$2.8	—	$2.8	—

The fair values of long-term investments are based on quoted market prices from various stock and bond exchanges. The fair values for interest rate and foreign currency derivatives are based on quotations from various banks for similar instruments using models with market-based inputs.

9. EMPLOYEE BENEFIT AND RETIREMENT PLANS

We sponsor defined benefit pension plans in the U.S. and certain foreign locations. In addition, we sponsor 401(k) retirement plans in the U.S. and contribute to government-sponsored retirement plans in locations outside the U.S. We also currently provide postretirement medical and life insurance benefits to certain U.S. employees.

We adopted new accounting and disclosures for pension plans in 2008, 2009 and 2010 (see note 1 for further details).

Included in accumulated other comprehensive income at November 30, 2010 was $272.4 million ($181.8 million net of tax) related to net unrecognized actuarial losses and unrecognized prior service credit that have not yet been recognized in net periodic pension or postretirement benefit cost. We expect to recognize $11.1 million ($7.6 million net of tax) of actuarial losses, net of prior service credit in net periodic pension and postretirement benefit expense during 2011.

Defined Benefit Pension Plans

The significant assumptions used to determine benefit obligations are as follows:

	United States		International
	2010	2009	2010	2009
Discount rate—funded plan	6.0%	6.3%	5.6%	5.9%
Discount rate—unfunded plan	5.8%	6.0%	—	—
Salary scale	3.8%	3.8%	3.0–3.8%	3.0–3.8%
Expected return on plan assets	8.3%	8.3%	7.2%	7.2%

Annually, we undertake a process, with the assistance of our external investment consultants, to evaluate the appropriate projected rates of return to use for our pension plans’ assumptions. We engage our investment consultant’s research team to develop capital market assumptions for each asset category in our plans to project investment returns into the future. The specific methods used to develop expected return assumptions vary by asset category. We adjust the outcomes for the fact that plan assets are invested with actively managed funds and subject to tactical asset reallocation. This process and the outcomes are reviewed with our internal investment committee for approval as the final plan asset returns used in our valuations of the pension obligations.

Our pension expense was as follows:

	United States			International
(millions)	2010	2009	2008	2010	2009	2008
Service cost	$12.8	$8.4	$10.6	$5.6	$4.7	$5.0
Interest costs	29.2	27.9	26.1	11.5	10.3	9.9
Expected return on plan assets	(32.0)	(28.0)	(26.4)	(13.7)	(11.7)	(10.5)
Amortization of prior service costs	0.1	—	—	0.3	0.3	0.3
Recognized net actuarial loss	11.8	1.0	4.8	1.5	—	1.5
Other	—	—	—	0.1	—	0.1

	$21.9	$9.3	$15.1	$5.3	$3.6	$6.3

McCormick & Company    2010 Annual Report    page 47

Notes to Consolidated Financial Statements

The benefit obligation, fair value of plan assets and a reconciliation of the pension plans’ funded status as of November 30 follows:

	United States		International
(millions)	2010	2009	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	$478.5	$342.6	$203.3	$146.4
Adjustments due to new measurement date:
Service and interest cost	—	6.1	—	2.3
Benefit payments, employee contributions and expenses	—	(3.4)	—	—
Service cost	12.8	8.4	5.6	4.7
Interest costs	29.2	27.9	11.5	10.3
Employee contributions	—	—	1.6	1.8
Plan changes and other	—	—	(0.2)	0.3
Actuarial loss	14.3	116.8	12.2	27.1
Benefits paid	(19.2)	(19.9)	(7.8)	(7.1)
Expenses paid	—	—	(0.6)	(1.8)
Net transfers in	—	—	4.6	—
Foreign currency impact	—	—	(6.5)	19.3

Benefit obligation at end of year	$515.6	$478.5	$223.7	$203.3

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	$335.5	$281.3	$178.1	$138.6
Adjustments due to new measurement date:
Service and interest cost	—	4.3	—	1.8
Benefit payments, employee contribu-tions and expenses	—	(3.3)	—	(1.4)
Actual return on plan assets	36.8	16.1	13.1	12.4
Employer contributions	30.2	57.0	19.3	15.3
Employee contributions	—	—	1.6	1.6
Benefits paid	(19.2)	(19.9)	(7.8)	(6.4)
Expenses paid	—	—	(0.6)	(0.9)
Net transfers in	—	—	1.2	—
Foreign currency impact	—	—	(5.7)	17.1
Fair value of plan assets at end of year	$383.3	$335.5	$199.2	$178.1

Funded status	$(132.3)	$(143.0)	$(24.5)	$(25.2)

Pension plans in which accumulated benefit obligation exceeded plan assets
Accumulated benefit obligation	$455.8	$425.4	$126.0	$140.3
Fair value of plan assets	383.3	335.5	109.7	119.3

Included in the U.S. in the preceding table is a benefit obligation of $63.0 million and $57.9 million for 2010 and 2009, respectively, related to a nonqualified defined benefit plan pursuant to which we will pay supplemental pension benefits to certain key employees upon retirement based upon employees’ years of service and compensation. The accrued liability related to this plan was $57.9 million and $54.6 million as of November 30, 2010 and 2009, respectively. The assets related to this plan are held in a rabbi trust and accordingly have not been included in the preceding table. These assets were $49.2 million and $40.9 million as of November 30, 2010 and 2009, respectively.

Amounts recorded in the balance sheet for all defined benefit pension plans consist of the following:

	United States		International
(millions)	2010	2009	2010	2009
Prepaid pension cost	—	—	$1.3	$3.4
Accrued pension liability	$(132.3)	$(143.0)	(25.8)	(28.6)
Deferred income taxes	74.3	75.2	14.4	10.6
Accumulated other comprehensive income	124.3	125.8	54.1	47.2

The accumulated benefit obligation is the present value of pension benefits (whether vested or unvested) attributed to employee service rendered before the measurement date and based on employee service and compensation prior to that date. The accumulated benefit obligation differs from the projected benefit obligation in that it includes no assumption about future compensation levels. The accumulated benefit obligation for the U.S. pension plans was $455.8 million and $425.4 million as of November 30, 2010 and 2009, respectively. The accumulated benefit obligation for the international pension plans was $203.6 million and $190.8 million as of November 30, 2010 and 2009, respectively.

The investment objectives of the defined benefit pension plans are to provide assets to meet the current and future obligations of the plans at a reasonable cost to us. The goal is to optimize the long-term return across the portfolio of investments at a moderate level of risk. Higher-returning assets include mutual, co-mingled and other funds comprised of equity securities, utilizing both active and passive investment styles. These more volatile assets are balanced with less volatile assets, primarily mutual, co-mingled and other funds comprised of fixed income securities. Professional investment firms are engaged to provide advice on the selection and monitoring of investment funds, and to provide advice on the allocation of plan assets across the various fund managers. This advice is based in part on the duration of each plan’s liability as some of our plans are active while others are frozen. The investment return performances are evaluated quarterly against specific benchmark indices and against a peer group of funds of the same asset classification.

page 48    McCormick & Company    2010 Annual Report

Our allocations of U.S. pension plan assets as of November 30, 2010 and 2009, by asset category, were as follows:

	Actual		2010
Asset Category	2010	2009	Target
Equity securities	67.3%	64.9%	70%
Fixed income securities	26.5%	24.3%	25%
Other	6.2%	10.8%	5%

Total	100.0%	100.0%	100%

The allocations of the international pension plans’ assets as of November 30, 2010 and 2009, by asset category, were as follows:

	Actual		2010
Asset Category	2010	2009	Target
Equity securities	67.0%	55.4%	57%
Fixed income securities	32.4%	41.5%	35%
Other	0.6%	3.1%	8%

Total	100.0%	100.0%	100%

The following tables set forth by level, within the fair value hierarchy as described in note 8, pension plan assets at their fair value as of November 30, 2010 for the United States and International plans:

	United States
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalents	$1.5	$1.5	—	—
Equity securities:
U.S. equity securities(a)	190.9	79.2	$111.7	—
International equity securities(b)	67.1	67.1	—	—
Fixed income securities:
U.S./government/corporate bonds(c)	63.4	63.4	—	—
High yield bonds(d)	21.1	—	21.1	—
International/government/corporate bonds(e)	16.2	16.2	—	—
Insurance contracts(f)	1.0	—	1.0	—
Other types of investments:
Hedge fund of funds(g)	18.9	—	—	$18.9
Private equity funds(h)	3.2	—	—	3.2

Total investments	$383.3	$227.4	$133.8	$22.1

	International
(millions)	Total fair value	Level 1	Level 2	Level 3
Cash and cash equivalents	$1.4	$1.4	—	—
International equity securities(b)	133.3	—	$133.3	—
Fixed income securities:
International/government/corporate bonds(e)	47.1	—	47.1	—
Insurance contracts(f)	17.4	—	17.4	—

Total investments	$199.2	$1.4	$197.8	—

(a)	This category comprises equity funds and collective equity trust funds that most closely track the S&P index and other equity indices.
(b)	This category comprises international equity funds with varying benchmark indices.
(c)	This category comprises funds consisting of U.S. government and U.S. corporate bonds and other fixed income securities. An appropriate benchmark is the Barclays Capital Aggregate Bond Index.
(d)	This category comprises funds consisting of real estate related debt securities with an appropriate benchmark of the Barclays Investment Grade CMBS Index.
(e)	This category comprises funds consisting of international government/corporate bonds and other fixed income securities with varying benchmark indices.
(f)	This category comprises insurance contracts with an appropriate benchmark of the Lipper Institutional Money Market Index.
(g)	This category comprises Hedge Fund of Funds investing in strategies represented in the HFRI Fund of Funds Index.
(h)	This category comprises private equity, venture capital and limited partnerships.

The change in fair value of the Plan’s Level 3 assets for 2010 is summarized as follows:

(millions)	Beginning of year	Realized gains	Unrealized gains	Net, purchases and sales	End of year
Hedge fund of funds	$16.3	—	$0.6	$2.0	$18.9
Private equity funds	2.2	—	0.1	0.9	3.2

Total	$18.5	$—	$0.7	$2.9	$22.1

The value for the Level 3 assets is determined by the general partner or the general partner’s designee on a periodic basis. In addition, we engage an independent advisor to compare the venture capital fund’s returns to other funds with similar strategies. Each fund is required to have an annual audit by an independent accountant and that is provided to the independent advisor. This provides a basis of comparability relative to similar assets in this category.

Equity securities in the U.S. plan included McCormick stock with a fair value of $20.0 million (0.5 million shares and 5.2% of total U.S. pension plan assets) and $15.7 million (0.4 million shares and 4.7% of total U.S. pension plan assets) at November 30, 2010 and 2009, respectively. Dividends paid on these shares were $0.5 million and $0.4 million in 2010 and in 2009, respectively.

McCormick & Company 2010 Annual Report page 49

Notes to Consolidated Financial Statements

Pension benefit payments in our most significant plans are made from assets of the pension plans. It is anticipated that future benefit payments for the U.S. plans for the next 10 fiscal years will be as follows:

(millions)	United States expected payments
2011	$19.8
2012	21.0
2013	22.6
2014	25.0
2015	26.7
2016–2020	165.9

It is anticipated that future benefit payments for the international plans for the next 10 fiscal years will be as follows:

(millions)	International expected payments
2011	$7.3
2012	8.0
2013	8.6
2014	9.4
2015	10.2
2016–2020	67.4

In 2011, we expect to contribute approximately $30 million to our U.S. pension plans and approximately $10 million to our international pension plans.

401(k) Retirement Plans

For the U.S. McCormick 401(k) Retirement Plan, we match 100% of a participant’s contribution up to the first 3% of the participant’s salary, and 50% of the next 2% of the participant’s salary. Certain of our smaller U.S. subsidiaries sponsor separate 401(k) retirement plans. Our contributions charged to expense under all 401(k) retirement plans were $6.8 million, $6.5 million and $6.1 million in 2010, 2009 and 2008, respectively.

At the participant’s election, 401(k) retirement plans held 2.8 million shares of McCormick stock, with a fair value of $122.0 million, at November 30, 2010. Dividends paid on these shares in 2010 were $2.9 million.

Postretirement Benefits Other Than Pensions

We currently provide postretirement medical and life insurance benefits to certain U.S. employees who were covered under the active employees’ plan and retire after age 55 with at least 5 years of service. Employees hired after December 31, 2008 are not eligible for a company subsidy. They are eligible for coverage on an access-only basis. The subsidy provided under these plans is based primarily on age at date of retirement. These benefits are not pre-funded but paid as incurred.

Our other postretirement benefit expense follows:

(millions)	2010	2009	2008
Service cost	$5.0	$3.1	$3.5
Interest costs	5.0	6.7	6.4
Amortization of prior service costs	(5.5)	(3.6)	(1.3)
Amortization of (gains)/losses	1.3	(0.3)	0.9
Special termination benefits	—	(0.3)	—

Postretirement benefit expense	$5.8	$5.6	$9.5

Rollforwards of the benefit obligation, fair value of plan assets and a reconciliation of the plans’ funded status at November 30, the measurement date, follow:

(millions)	2010	2009
Change in benefit obligation:
Benefit obligation at beginning of year	$102.2	$82.2
Service cost	5.0	3.2
Interest costs	5.0	6.7
Employee contributions	2.9	3.0
Medicare prescription subsidy	0.4	0.5
Plan amendments	(3.3)	(8.0)
Other plan assumptions	(3.2)	1.0
Trend rate assumption change	0.5	2.2
Discount rate change	4.0	23.2
Actuarial gain	(2.9)	(2.2)
Benefits paid	(8.8)	(9.6)

Benefit obligation at end of year	$101.8	$102.2

Change in fair value of plan assets:
Fair value of plan assets at beginning of year	—	—
Employer contributions	$5.5	$6.1
Employee contributions	2.9	3.0
Medicare prescription subsidy	0.4	0.5
Benefits paid	(8.8)	(9.6)

Fair value of plan assets at end of year	—	—

Other postretirement benefit liability	$(101.8)	$(102.2)

Estimated future benefit payments (net of employee contributions) for the next 10 fiscal years are as follows:

(millions)	Retiree medical	Retiree life insurance	Total
2011	$7.6	$1.1	$8.7
2012	7.5	1.2	8.7
2013	7.5	1.2	8.7
2014	7.4	1.2	8.6
2015	7.4	1.3	8.7
2016–2020	35.6	6.6	42.2

The assumed discount rate was 4.7% and 5.2% for 2010 and 2009, respectively.

page 50    McCormick & Company    2010 Annual Report

For 2011, the assumed annual rate of increase in the cost of covered health care benefits is 9.0% (9.0% last year). It is assumed to decrease gradually to 5.0% in the year 2018 (5.0% in 2017 last year) and remain at that level thereafter. Changing the assumed health care cost trend would have the following effect:

(millions)	One percentage point increase	One percentage point decrease
Effect on total of service and interest cost components in 2010	$0.3	$(0.2)
Effect on benefit obligation as of November 30, 2010	—	—

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

Total stock-based compensation expense for 2010, 2009 and 2008 was $11.9 million, $12.7 million and $18.2 million, respectively. Total unrecognized stock-based compensation expense at November 30, 2010 was $10.0 million and the weighted-average period over which this will be recognized is 1.3 years.

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

A summary of our RSU activity for the years ended November 30 follows:

(shares in thousands)	2010		2009		2008
	Shares	Weighted- average price	Shares	Weighted- average price	Shares	Weighted- average price
Beginning of year	353	$32.40	370	$36.78	373	$36.47
Granted	177	38.36	223	29.89	279	36.21
Vested	(238)	33.15	(237)	36.27	(277)	35.77
Forfeited	(3)	32.71	(3)	32.67	(5)	37.04

Outstanding—end of year	289	$35.42	353	$32.40	370	$36.78

Stock Options

Stock options are granted with an exercise price equal to the market price of the stock at the date of grant. Substantially all of the options granted vest ratably over a four-year period and are exercisable over a ten-year period. Upon exercise of the option, shares would be issued from our authorized and unissued shares.

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

The per share weighted-average fair value for all options granted was $6.88, $5.04 and $7.20 in 2010, 2009 and 2008, respectively. These fair values were computed using the following range of assumptions for our various stock compensation plans for the years ended November 30:

	2010	2009	2008
Risk-free interest rates	0.2–3.8%	0.2–2.7%	1.4–3.6%
Dividend yield	2.7%	3.2%	2.3%
Expected volatility	20.4–24.2%	24.9%	18.7–24.7%
Expected lives	6.2 years	6.2 years	6.1 years

McCormick & Company    2010 Annual Report    page 51

Notes to Consolidated Financial Statements

Under our stock option plans, we may issue shares on a net basis at the request of the option holder. This occurs by netting the option cost in shares from the shares exercised.

A summary of our stock option activity for the years ended November 30 follows:

(shares in millions)	2010		2009		2008
	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price	Shares	Weighted- average exercise price
Beginning of year	11.3	$29.45	11.9	$28.33	14.2	$26.38
Granted	1.0	38.39	1.2	29.89	0.6	37.58
Exercised	(4.8)	27.25	(1.7)	20.89	(2.8)	20.50
Forfeited	(0.1)	33.97	(0.1)	35.71	(0.1)	34.23

End of year	7.4	32.01	11.3	29.45	11.9	28.33

Exercisable—end of year	5.2	$30.86	9.5	$28.97	10.6	$27.23

As of November 30, 2010, the intrinsic value (the difference between the exercise price and the market price) for the options outstanding was $88.5 million and for options exercisable was $68.6 million. The total intrinsic value of all options exercised during the years ended November 30, 2010, 2009 and 2008 was $63.9 million, $21.9 million and $53.3 million, respectively. A summary of our stock options outstanding and exercisable at November 30, 2010 follows:

(shares in millions)	Options outstanding			Options exercisable
Range of exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price	Shares	Weighted- average remaining life (yrs)	Weighted- average exercise price
$17.00–$24.33	1.4	1.5	$21.31	1.4	1.5	$21.31
$24.34–$31.67	2.6	5.3	30.28	1.7	3.7	30.48
$31.68–$39.00	3.4	6.2	37.92	2.1	4.6	37.73

	7.4	4.9	$32.01	5.2	3.3	$30.86

11. RESTRUCTURING ACTIVITIES

In November 2005, the Board of Directors approved a restructuring plan to consolidate our global manufacturing, rationalize our distribution facilities, improve our go-to-market strategy, eliminate administrative redundancies and rationalize our joint venture partnerships. From 2005 through 2009, we recorded total pre-tax charges of $128.7 million for this program.

As of November 30, 2009 this restructuring program was completed.

The following is a summary of restructuring activities for 2009 and 2008:

(millions)	2009	2008
Pre-tax restructuring charges
Other restructuring charges	$13.7	$12.1

Recorded in cost of goods sold	2.5	4.5

Reduction in operating income	16.2	16.6
Income tax effect	(5.3)	(5.1)

Reduction in net income	$10.9	$11.5

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

In 2008, we recorded $13.0 million of severance costs, primarily associated with the reduction of administrative personnel in Europe, the U.S. and Canada. In addition, we recorded $9.1 million of other exit costs related to the consolidation of production facilities in Europe and the reorganization of distribution networks in the U.S. and the U.K. These restructuring charges were offset by a $5.5 million credit related to the disposal of assets. This credit was primarily the result of a gain on the disposal of our Salinas, California manufacturing facility, which was consolidated with other manufacturing facilities in 2007.

The business segment components of the restructuring charges recorded in 2009 and 2008 are as follows:

(millions)	2009	2008
Consumer	$12.3	$9.7
Industrial	3.9	6.9

Total restructuring charges	$16.2	$16.6

The restructuring charges recorded in the consumer business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in Europe and Canada; consolidation of certain manufacturing facilities in Europe; the reorganization of distribution networks in the U.S. and the U.K.; and closure of a manufacturing facility in The Netherlands, partially offset by the Salinas gain.

The restructuring charges recorded in the industrial business include severance costs and special early retirement benefits associated with our voluntary separation program in several functions in Europe.

page 52    McCormick & Company    2010 Annual Report

During 2010, 2009 and 2008, we spent $4.2 million, $9.0 million and $0.8 million, respectively, in cash on the restructuring plan.

12. INCOME TAXES

The provision for income taxes consists of the following:

(millions)	2010	2009	2008
Income taxes
Current
Federal	$78.0	$83.4	$85.7
State	10.6	10.9	7.7
International	18.9	14.7	16.0

	107.5	109.0	109.4

Deferred
Federal	9.4	24.5	5.3
State	2.1	2.7	0.2
International	(1.0)	(3.2)	(14.3)

	10.5	24.0	(8.8)

Total income taxes	$118.0	$133.0	$100.6

The components of income from consolidated operations before income taxes follow:

(millions)	2010	2009	2008
Pretax income
United States	$357.4	$338.3	$256.8
International	105.3	78.2	81.0

	$462.7	$416.5	$337.8

A reconciliation of the U.S. federal statutory rate with the effective tax rate follows:

	2010	2009	2008
Federal statutory tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefits	1.8	2.1	1.9
International tax at different rates	(4.1)	(3.7)	(7.5)
U.S. tax on remitted and unremitted earnings	(1.6)	0.4	0.5
U.S. tax credits	(0.1)	(0.3)	(0.3)
U.S. manufacturing deduction	(1.3)	(0.8)	(1.6)
Retirement plans	(0.3)	(0.8)	1.7
Finalization of open tax years and changes in tax contingencies	(3.8)	(0.4)	0.2
Other, net	(0.1)	0.4	(0.1)

Total	25.5%	31.9%	29.8%

Deferred tax assets and liabilities are comprised of the following:

(millions)	2010	2009
Deferred tax assets
Employee benefit liabilities	$127.5	$131.1
Other accrued liabilities	24.6	25.9
Inventory	9.5	9.3
Net operating and capital loss carryforwards	24.2	22.9
Other	20.0	12.8
Valuation allowance	(22.9)	(20.5)

	182.9	181.5

Deferred tax liabilities
Depreciation	41.4	43.9
Intangible assets	114.0	98.3
Other	5.7	6.2

	161.1	148.4

Net deferred tax asset	$21.8	$33.1

At November 30, 2010, our non-U.S. subsidiaries have tax loss carryforwards of $121.9 million, of which $11.4 million are from the excess tax benefits related to stock-based compensation deductions which will increase equity once the benefit is realized through a reduction of income taxes payable. Of these carryforwards, $39.3 million expire through 2015, $31.9 million from 2016 through 2024 and $50.7 million may be carried forward indefinitely.

At November 30, 2010, our non-U.S. subsidiaries have capital loss carryforwards of $5.9 million. All of these carryforwards may be carried forward indefinitely.

At November 30, 2010, we have tax credit carryforwards of $7.9 million, which expire in 2020.

A valuation allowance has been provided to record deferred tax assets at their net realizable value. The $2.4 million net increase in the valuation allowance was mainly due to an additional valuation allowance related to losses generated in 2010 which may not be realized in future periods.

U.S. income taxes are not provided for unremitted earnings of international subsidiaries and affiliates where our intention is to reinvest these earnings permanently. Unremitted earnings of such entities were $686.3 million at November 30, 2010.

The total amount of unrecognized tax benefits as of November 30, 2010 and November 30, 2009 were $20.7 million and $31.2 million, respectively. This includes $20.7 million and $30.9 million, respectively, of tax benefits that, if recognized, would affect the effective tax rate.

McCormick & Company    2010 Annual Report    page 53

Notes to Consolidated Financial Statements

The following table summarizes the activity related to our gross unrecognized tax benefits for the years ended November 30, 2010, 2009 and 2008:

(millions)	2010	2009	2008
Balance at beginning of year	$31.2	$28.6	$26.5
Additions for current year tax positions	5.1	3.7	4.5
Additions for prior year tax positions	3.4	1.7	4.8
Reductions for prior year tax positions	(2.6)	(3.6)	(2.0)
Settlements	(0.6)	—	(1.7)
Statute expirations	(15.8)	—	(2.4)
Foreign currency translation	—	0.8	(1.1)

Balance at November 30,	$20.7	$31.2	$28.6

The $15.8 million of statute expirations is mainly composed of a $13.9 million reserve reversal that was originally recorded based on uncertainties about the tax aspects of transactions related to the reorganization of our European operations and divestment of certain of our joint ventures.

We record interest and penalties on income taxes in income tax expense. We recognized interest and penalty income of $2.2 million and interest and penalty expense of $0.7 million for the years ended November 30, 2010 and 2009, respectively. As of November 30, 2010 and 2009, we had accrued $1.2 million and $3.9 million, respectively, of interest and penalties related to unrecognized tax benefits.

We file income tax returns in the U.S. federal jurisdiction and various state and non-U.S. jurisdictions. The open years subject to tax audits varies depending on the tax jurisdictions. In major jurisdictions, we are no longer subject to income tax audits by taxing authorities for years before 2006. In 2010, the Internal Revenue Service commenced an examination of our U.S. income tax return for the tax years 2007 and 2008.

It is possible that the amount of the liability for unrecognized tax benefits could change during the next 12 months as a result of the resolution of previously filed tax returns in various jurisdictions. We do not anticipate any significant impact to the unrecognized tax benefit balance.

13. EARNINGS PER SHARE

The reconciliation of shares outstanding used in the calculation of basic and diluted earnings per share for the years ended November 30, 2010, 2009 and 2008 follows:

(millions)	2010	2009	2008
Average shares outstanding—basic	132.9	130.8	129.0
Effect of dilutive securities:
Stock options	1.8	1.5	2.8

Average shares outstanding—diluted	134.7	132.3	131.8

The following table sets forth the stock options and RSUs for the years ended November 30, 2010, 2009 and 2008 which were not considered in our earnings per share calculation since they were antidilutive.

(millions)	2010	2009	2008
Antidilutive securities	0.6	4.4	3.4

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

15. COMMITMENTS AND CONTINGENCIES

During the normal course of our business, we are occasionally involved with various claims and litigation. Reserves are established in connection with such matters when a loss is probable and the amount of such loss can be reasonably estimated. At November 30, 2010 and 2009, no material reserves were recorded. No reserves are established for losses which are only reasonably possible. The determination of probability and the estimation of the actual amount of any such loss is inherently unpredictable, and it is therefore possible that the eventual outcome of such claims and litigation could exceed the estimated reserves, if any. However, we believe that the likelihood that any such excess might have a material adverse effect on our financial statements is remote.

page 54    McCormick & Company    2010 Annual Report

16. BUSINESS SEGMENTS AND GEOGRAPHIC AREAS

Business Segments

We operate in two business segments: consumer and industrial. The consumer and industrial segments manufacture, market and distribute spices, herbs, seasonings, specialty foods and flavors throughout the world. The consumer segment sells to retail outlets, including grocery, mass merchandise, warehouse clubs, discount and drug stores under the McCormick brand and a variety of brands around the world, including Lawry’s, Zatarain’s, Simply Asia, Thai Kitchen, Old Bay, El Guapo, Ducros, Schwartz, Vahiné, Silvo, Club House, Billy Bee and Aeroplane. The industrial segment sells to other food manufacturers and the foodservice industry both directly and indirectly through distributors.

In each of our segments, we produce and sell many individual products which are similar in composition and nature. It is impractical to segregate and identify profits for each of these individual product lines.

We measure segment performance based on operating income excluding restructuring charges from our restructuring programs as this activity is managed separately from the business segment. In 2008 we also measured our segments excluding the non-cash impairment charge to reduce the value of the Silvo brand. Although the segments are managed separately due to their distinct distribution channels and marketing strategies, manufacturing and warehousing are often integrated to maximize cost efficiencies. We do not segregate jointly utilized assets by individual segment for internal reporting, evaluating performance or allocating capital. Therefore, asset-related information has been disclosed in the aggregate.

We have a large number of customers for our products. Sales to one of our industrial business customers, PepsiCo, Inc., accounted for 10% of consolidated sales in 2010, 11% of consolidated sales in 2009 and 10% of consolidated sales in 2008. In 2010 and 2009, sales to Wal-Mart Stores, Inc., a consumer business customer, accounted for 11% of consolidated sales.

Accounting policies for measuring segment operating income and assets are consistent with those described in note 1. Because of integrated manufacturing for certain products within the segments, products are not sold from one segment to another but rather inventory is transferred at cost. Inter-segment sales are not material. Corporate assets include cash, deferred taxes, investments and certain fixed assets.

BUSINESS SEGMENT RESULTS

(millions)	Consumer	Industrial	Total segments	Corporate & other	Total
2010
Net sales	$1,999.0	$1,337.8	$3,336.8	—	$3,336.8
Operating income	402.4	107.4	509.8	—	509.8
Income from unconsolidated operations	20.2	5.3	25.5	—	25.5
Goodwill	1,273.2	144.2	1,417.4	—	1,417.4
Assets	—	—	3,211.8	$207.9	3,419.7
Capital expenditures	—	—	66.1	22.9	89.0
Depreciation and amortization	—	—	75.4	19.7	95.1
2009
Net sales	$1,911.2	$1,280.9	$3,192.1	—	$3,192.1
Operating income excluding restructuring charges	397.9	85.2	483.1	—	483.1
Income from unconsolidated operations	12.1	4.2	16.3	—	16.3
Goodwill	1,334.5	145.2	1,479.7	—	1,479.7
Assets	—	—	3,207.4	$180.4	3,387.8
Capital expenditures	—	—	64.4	18.0	82.4
Depreciation and amortization	—	—	77.8	16.5	94.3
2008
Net sales	$1,850.8	$1,325.8	$3,176.6	—	$3,176.6
Operating income excluding impairment and restructuring charges	343.3	78.8	422.1	—	422.1
Income from unconsolidated operations	13.4	5.2	18.6	—	18.6
Goodwill	1,110.0	120.2	1,230.2	—	1,230.2
Assets	—	—	3,091.6	$128.7	3,220.3
Capital expenditures	—	—	77.1	8.7	85.8
Depreciation and amortization	—	—	66.2	19.4	85.6

McCormick & Company    2010 Annual Report    page 55

Notes to Consolidated Financial Statements

A reconciliation of operating income excluding impairment and restructuring charges (which we use to measure segment profitability) to operating income is as follows:

(millions)	Total
2009
Operating income, excluding restructuring charges	$483.1
Less: Restructuring charges	16.2

Operating income	$466.9

2008
Operating income, excluding impairment and restructuring charges	$422.1
Less: Impairment charge	29.0
Less: Restructuring charges	16.6

Operating income	$376.5

Geographic Areas

We have net sales and long-lived assets in the following geographic areas:

(millions)	United States	EMEA	Other countries	Total
2010
Net sales	$2,041.3	$681.8	$613.7	$3,336.8
Long-lived assets	1,240.9	690.3	206.7	2,137.9
2009
Net sales	$1,981.5	$671.0	$539.6	$3,192.1
Long-lived assets	1,230.0	778.3	198.5	2,206.8
2008
Net sales	$1,846.5	$767.4	$562.7	$3,176.6
Long-lived assets	1,225.0	676.8	164.3	2,066.1

Long-lived assets include property, plant and equipment, goodwill and intangible assets, net of accumulated depreciation and amortization.

17. SUPPLEMENTAL FINANCIAL STATEMENT DATA

Supplemental income statement, balance sheet and cash flow information follows:

(millions)	2010	2009
Inventories
Finished products	$234.1	$237.6
Raw materials and work-in-process	243.5	220.0

	$477.6	$457.6

Prepaid expenses	$13.6	$11.5
Other current assets	87.2	96.6

	$100.8	$108.1

Property, plant and equipment
Land and improvements	$29.5	$29.7
Buildings	282.6	290.1
Machinery and equipment	567.6	542.4
Software	244.3	231.6
Construction-in-progress	39.3	34.6
Accumulated depreciation	(675.3)	(638.6)

	$488.0	$489.8

Investments and other assets
Investments in affiliates	$121.2	$68.4
Long-term investments	65.8	54.5
Prepaid allowances	24.0	26.6
Other assets	54.9	61.0

	$265.9	$210.5

Other accrued liabilities
Payroll and employee benefits	$139.5	$122.1
Sales allowances	138.8	126.0
Other	153.4	155.3

	$431.7	$403.4

Other long-term liabilities
Pension	$154.7	$171.9
Postretirement benefits	92.9	93.9
Deferred taxes	48.5	32.8
Income taxes payable	21.9	34.9
Other	24.3	17.6

	$342.3	$351.1

(millions)	2010	2009	2008
Depreciation	$79.0	$80.8	$67.6
Interest paid	49.3	54.3	51.6
Income taxes paid	83.2	107.1	102.7
Interest capitalized	—	0.2	0.9

page 56    McCormick & Company    2010 Annual Report

(millions)	2010	2009
Accumulated other comprehensive (loss) income, net of tax where applicable
Foreign currency translation adjustment	$184.7	$293.3
Unrealized loss on foreign currency exchange contracts	(0.7)	(0.5)
Unamortized value of settled interest rate swaps	(5.9)	(6.1)
Pension and other postretirement costs	(181.8)	(177.6)

	$(3.7)	$109.1

Dividends paid per share were $1.04 in 2010, $0.96 in 2009 and $0.88 in 2008.

18. SELECTED QUARTERLY DATA ( UNAUDITED)

(millions except per share data)	First	Second	Third	Fourth
2010
Net sales	$764.5	$798.3	$794.6	$979.5
Gross profit	310.2	326.7	334.8	446.0
Operating income	100.8	97.5	126.0	185.4
Net income	67.9	66.2	102.4	133.6
Basic earnings per share	0.51	0.50	0.77	1.00
Diluted earnings per share	0.51	0.49	0.76	0.99
Dividends paid per share—
Common Stock and Common Stock Non-Voting	0.26	0.26	0.26	0.26
Market price—Common Stock
High	37.71	39.75	40.89	48.00
Low	35.72	37.23	37.69	40.38
Market price—Common Stock Non-Voting
High	37.76	39.77	40.90	44.81
Low	35.56	37.33	37.53	40.36
2009
Net sales	$718.5	$757.3	$791.7	$924.5
Gross profit	284.2	302.2	319.0	421.7
Operating income	89.8	82.5	116.6	178.0
Net income	57.7	50.7	75.1	116.4
Basic earnings per share	0.44	0.39	0.57	0.89
Diluted earnings per share	0.44	0.38	0.57	0.87
Dividends paid per share—
Common Stock and Common Stock Non-Voting	0.24	0.24	0.24	0.24
Market price—Common Stock
High	33.05	33.17	33.35	36.46
Low	28.57	28.32	30.64	32.40
Market price—Common Stock Non-Voting
High	33.23	33.44	33.32	36.45
Low	28.82	28.53	30.49	32.42

McCormick & Company    2010 Annual Report    page 57

Historical Financial Summary

(millions except per share and ratio data)	2010	2009	2008	2007	2006

For the Year
Net sales	$3,336.8	$3,192.1	$3,176.6	$2,916.2	$2,716.4
Percent increase	4.5%	0.5%	8.9%	7.4%	4.8%
Operating income	509.8	466.9	376.5	354.2	269.6
Income from unconsolidated operations	25.5	16.3	18.6	20.7	17.1
Net income	370.2	299.8	255.8	230.1	202.2

Per Common Share
Earnings per share—diluted	$2.75	$2.27	$1.94	$1.73	$1.50
Earnings per share—basic	2.79	2.29	1.98	1.78	1.53
Common dividends declared	1.06	0.98	0.90	0.82	0.74
Market Non-Voting closing price—end of year	44.01	35.68	29.77	38.21	38.72
Book value per share	11.00	10.19	8.17	8.57	7.20

At Year-End
Total assets	$3,419.7	$3,387.8	$3,220.3	$2,787.5	$2,568.0
Current debt	100.4	116.1	354.0	149.6	81.4
Long-term debt	779.9	875.0	885.2	573.5	569.6
Shareholders’ equity	1,462.7	1,343.5	1,062.8	1,095.0	936.9
Total capital	2,343.0	2,334.6	2,302.0	1,818.1	1,587.9

Other Financial Measures
Percentage of net sales
Gross profit	42.5%	41.6%	40.6%	40.9%	41.0%
Operating income	15.3%	14.6%	11.9%	12.1%	9.9%
Capital expenditures	$89.0	$82.4	$85.8	$78.5	$84.8
Depreciation and amortization	95.1	94.3	85.6	82.6	84.3
Common share repurchases	82.5	—	11.0	157.0	155.9
Debt-to-total capital	37.6%	42.5%	53.8%	39.8%	41.0%
Average shares outstanding
Basic	132.9	130.8	129.0	129.3	131.8
Diluted	134.7	132.3	131.8	132.7	135.0

Total capital includes debt and shareholders’ equity.

The historical financial summary includes the impact of certain items that affect the comparability of financial results year to year. In 2010, we have the benefit of the reversal of a significant tax accrual and, from 2006 to 2009, restructuring charges were recorded. Also, in 2008 an impairment charge of $29.0 million was recorded to reduce the value of the Silvo brand. Related to the acquisition of Lawry’s in 2008, we recorded a gain. The net impact of these items is reflected in the following table:

(millions except per share data)	2010	2009	2008	2007	2006
Operating income	—	$(16.2)	$(45.6)	$(34.0)	$(84.1)
Net income	$13.9	(10.9)	26.2	(24.2)	(30.3)
Earnings per share	0.10	(0.08)	(0.20)	(0.18)	(0.22)

An eleven-year financial summary is available at ir.mccormick.com, as well as a report on EVA (Economic Value Added) and return on invested capital.

page 58    McCormick & Company    2010 Annual Report

Investor Information

World Headquarters

McCormick & Company, Incorporated

18 Loveton Circle

Sparks, MD 21152-6000

U.S.A.

(410) 771-7301

www.mccormickcorporation.com

Stock Information

New York Stock Exchange

Symbol: MKC

Anticipated Dividend Dates—2011

Transfer Agent and Registrar

Wells Fargo Bank, N.A.

Shareowner Services

161 North Concord Exchange Street

South St. Paul, MN 55075-1139

(877) 778-6784, or (651) 450-4064

www.wellsfargo.com/shareownerservices

You may access your account information via the Internet at www.shareowneronline.com

Investor Services Plan (Dividend Reinvestment and Direct Purchase Plan)

We offer an Investor Services Plan which provides shareholders of record the opportunity to automatically reinvest dividends, make optional cash purchases of stock, place stock certificates into safekeeping and sell shares. Individuals who are not current shareholders may purchase their initial shares directly through the Plan. All transactions are subject to the limitations set forth in the Plan prospectus, which may be obtained by contacting Wells Fargo Shareowner Services at:

(877) 778-6784 or (651) 450-4064

www.wellsfargo.com/shareownerservices

Annual Meeting—NOTE NEW LOCATION FOR 2011

The annual meeting of shareholders will be held at 10 a.m., Wednesday, March 30, 2011, at Martin’s Valley Mansion, 594 Cranbrook Road, Hunt Valley, Maryland 21030.

Online Receipt of Annual Report and Proxy Statement

If you would like to access next year’s proxy statement and annual report via the Internet, you may enroll on the website below:

http://enroll.icsdelivery.com/mkc

Trademarks

Use of ® or ™ in this annual report indicates trade-marks owned or used by McCormick & Company, Incorporated and its subsidiaries and affiliates.

Record Date 4/11/11 7/11/11 10/10/11 12/30/11	Payment Date 4/25/11 7/25/11 10/24/11 1/13/12

McCormick has paid dividends every year since 1925.

Independent Registered Public Accounting Firm

Ernst & Young LLP

621 East Pratt Street

Baltimore, MD 21202

Investor Inquiries

Our investor website, ir.mccormick.com, has our annual reports, Securities & Exchange Commission (SEC) filings, press releases, webcasts, corporate governance principles and other information.

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

McCormick & Company    2010 Annual Report    page 59

McCormick & Company, Incorporated

18 Loveton Circle Sparks, Maryland 21152-6000 U.S.A.

410-771-7301 www.mccormickcorporation.com